Form 20-F
period 1997-11-30
STOLT COMEX SEAWAY S A
filed 1998-05-28
CIK 898685

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 20-F
                    ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1997
                         COMMISSION FILE NUMBER 0-21742

                            ------------------------

                            STOLT COMEX SEAWAY S.A.
             (Exact name of Registrant as specified in its charter)
                                   LUXEMBOURG
                (Jurisdiction of incorporation or organization)
                        C/O STOLT COMEX SEAWAY M.S. LTD
                                BUCKSBURN HOUSE
                                   HOWES ROAD
                                   BUCKSBURN
                          ABERDEEN AB21 9RQ, SCOTLAND
                    (Address of principal executive offices)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      None
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Shares, $2.00 par value
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT:
                                      None

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

Common Shares, $2.00 par value:.................................  22,291,576*
Class B Shares, $2.00 par value:................................  34,000,000*

* The above figures reflect the 1:1 stock dividend effected on January 9, 1998.

                            ------------------------

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes /X/    No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             -----
PART I
            Item 1.     Description of Business.........................................................           1
                        General.........................................................................           1
                        History.........................................................................           1
                        Business Strategy...............................................................           2
                        Description of Operations.......................................................           2
                        Geographic Distribution.........................................................           4
                        Customers.......................................................................           5
                        Regulation......................................................................           5
                        Competition.....................................................................           5
                        Other Matters...................................................................           6
                        Co-Operation Arrangements.......................................................           6
                        Employees.......................................................................           6
                        Safety and Quality Assurance....................................................           6
                        Risks and Insurance.............................................................           6
                        Inspection by a Classification Society and Drydocking...........................           7
            Item 2.     Description of Property.........................................................           8
                        Major Assets....................................................................           8
                        Other Properties................................................................           9
            Item 3.     Legal Proceedings...............................................................           9
            Item 4.     Control of Registrant...........................................................          10
            Item 5.     Nature of Trading Market........................................................          10
            Item 6.     Exchange Controls and Other Limitations Affecting
                        Security Holders................................................................          11
                        Exchange Controls...............................................................          11
                        Limitations Affecting Shareholders..............................................          11
            Item 7.     Taxation........................................................................          12
                        U.S. Taxation...................................................................          12
                        Luxembourg Taxation.............................................................          12
            Item 8.     Selected Financial Data.........................................................          12
                        Dividends.......................................................................          12
            Item 9.     Management's Discussion and Analysis of Financial Condition and
                        Results of Operations...........................................................          12
                        Recent Developments.............................................................          13
                        The Year 2000 Issue.............................................................          13
                        Forward-looking Statements......................................................          14
                        Factors Affecting Revenues and Costs............................................          14
            Item 10.    Directors and Officers of Registrant............................................          19
            Item 11.    Compensation of Directors and Officers..........................................          21
                        Profit Sharing Plan.............................................................          21
            Item 12.    Options to Purchase Securities From Registrant or Subsidiaries..................          21
            Item 13.    Interest of Management in Certain Transactions..................................          22
PART III
            Item 15.    Defaults Upon Senior Securities.................................................          23
            Item 16.    Changes in Securities and Changes in Security for Registered Securities.........          23
PART IV
            Item 17.    Financial Statements............................................................          24
            Item 18.    Financial Statements............................................................          24
            Item 19.    Financial Statements and Exhibits...............................................          25

------------------------
Note: Omitted items are inapplicable.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

    Stolt Comex Seaway S.A. ("SCS" or "the Company") is among the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay and subsea construction, inspection, maintenance and repair services to its customers in the offshore oil and gas industry. The Company operates in more than 20 countries in Europe, the Middle East, West Africa, Asia Pacific, South America and the United States.

    Stolt Comex Seaway S.A. is an indirect subsidiary of Stolt-Nielsen S.A. ("SNSA"), a Luxembourg holding company which, through its subsidiaries, is engaged in the worldwide transportation, storage and distribution of bulk liquid chemicals, edible oils, acids and other specialty liquids; marine and subsea construction and engineering services to the offshore oil and gas industries; and aquaculture, the production, marketing, and distribution of farmed fish. SNSA retains an economic interest of 43.3% and voting rights of 60.4% in SCS.

    The Company's Common Shares are currently traded on the Nasdaq National Market System ("Nasdaq") and on the Oslo Stock Exchange.

    The registered office of Stolt Comex Seaway S.A. is located at 11, rue Aldringen, Luxembourg and it is registered in the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B 43172." The principal executive offices of the Company are c/o Stolt Comex Seaway M.S. Ltd., Bucksburn House, Howes Road, Bucksburn, Aberdeen AB21 9RQ, Scotland, telephone no. (44) 1224-718200.

HISTORY

    The subsea services industry developed as a support service to the oil and gas industry and has grown as that industry has increasingly relied upon the development of offshore fields to meet higher demands for oil and gas using cost efficient technology. The offshore production of oil began in the Gulf of Mexico in the mid-1960s and, by the end of the decade, had spread to the more hostile and deeper waters of the North Sea. Although oil and gas producing companies perform some of their own subsea construction, maintenance and repair work, subsea services has developed as a separate industry, principally because of the need to develop new and advanced technologies, expertise and custom-designed equipment and because of the oil industry's refocus on its core oil and gas production business.

    A publicly-traded company since May 1993, SCS was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. ("Comex") and Stolt-Nielsen Seaway A/S ("Seaway"), which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor, which pioneered deep water saturation diving and subsea construction using both manned and unmanned techniques. Seaway operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and remotely operated vehicles ("ROVs") to support operations in hostile deep water environments.

    SCS completed an initial public offering of 6,000,000 Common Shares in May 1993, raising additional share capital of approximately $43 million. During 1997 SCS raised additional share capital of approximately $240 million by means of two equity offerings. These proceeds are net of offering expenses of $11 million. In March 1997, 8,050,000 Common Shares were sold by the Company and during November 1997 an additional 4,000,000 Common Shares were sold. Concurrent with the March offering the Company exchanged debt due to an affiliate of SNSA for 14,000,000 Class B Shares. Concurrent with the November offering SNSA sold 4,000,000 Common Shares which had been converted from 8,000,000 Class B Shares.

    With effect from January 9, 1998 Stolt Comex Seaway S.A. completed a two-for-one stock split which was effected by means of a stock dividend distribution.

    All share data and per share data have been restated to reflect this.

BUSINESS STRATEGY

    The Company's strategy is to enhance its position as a leading full-service subsea contractor providing technologically advanced and cost effective life-of-field subsea services to its customers.

    The Company has consistently expanded and upgraded its fleet in order to provide cost effective solutions to its customers and to enable the development of offshore fields that otherwise might not be commercially viable. Between 1993 and March 31, 1998, the Company invested $251.1 million in new technology and equipment to respond to growing demand in the market, with an additional $90.0 million committed or planned for the remainder of 1998. These investments include the acquisition and completion of the newly constructed SEAWAY EAGLE, a multi-purpose flowline lay and subsea construction ship, the conversion of the SEAWAY OSPREY to lay flexible flowlines and flowline bundles, the acquisition of the SEAWAY FALCON and its conversion to a rigid and flexible flowline lay ship, the conversion of the SEAWAY CONDOR to a flexible flowline and umbilical lay ship, the acquisition of the SEAWAY HAWK, a temperate climate subsea construction ship for use in the Middle East and Gulf of Mexico markets and continuous investment in new ROV technology and construction equipment.

    Stolt Comex Seaway S.A. is one of three major subsea services contractors that operate on a worldwide basis. The Company intends to maintain its market position in the North Sea and build upon its expertise developed in this difficult operating environment to expand in other major international markets where the use of subsea technology is increasing as oil exploration and development moves into deeper waters. Since 1994, Stolt Comex Seaway S.A. has been awarded 57 contracts in the Asia Pacific region, 147 contracts in West Africa, six contracts in the Gulf of Mexico region and 20 contracts in the South America region. As part of its strategy to further expand its business in international markets, the Company has acquired and adapted the SEAWAY EAGLE for deep water field developments. Other recent additions to the fleet included the SEAWAY HAWK and the DISCOVERY, a subsea construction ship.

    SCS combines centralized product line profit centres and asset management with regional management of customer relationships and project support, to improve the utilization of assets and their allocation to projects to achieve higher returns, improve risk management, provide superior customer service and develop and share advanced technical expertise among regions.

DESCRIPTION OF OPERATIONS

    Stolt Comex Seaway S.A. is one of the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance and repair services to its customers in the offshore oil and gas industry. SCS is a leader in developing and applying innovative and cost efficient subsea techniques addressing the evolving technical needs of oil and gas companies which are increasingly developing oil and gas fields in deeper and more demanding offshore environments. Stolt Comex Seaway S.A. operates in more than 20 countries in Europe, the Middle East, West Africa, Asia Pacific, South America and the United States. At March 31, 1998 and March 31, 1997, the Company's backlog was approximately $734 million and $512 million, respectively.

    The Company's services cover all phases of offshore oil and gas operations from exploration to decommissioning. During the exploration phase, the Company provides seabed survey and drilling support services. During the development phase, the Company provides, with partners when appropriate, engineering design, component procurement, and the installation of subsea equipment, well control umbilicals, flowlines and production risers. During the production phase, which may continue for many years, the Company inspects, maintains and repairs platforms, pipelines, flowlines and subsea equipment. Following the production phase, the Company provides field decommissioning services including the removal of offshore structures and subsea equipment.

    Stolt Comex Seaway S.A. offers four principal product lines. Field development provides complete subsea production systems from engineering and design through procurement and installation of components and the commissioning of completed systems. Flowline lay provides installation of rigid and flexible flowlines, small-diameter pipelines and well control umbilicals. Subsea construction provides pipeline tie-ins, installation of structures and moorings, hyperbaric welding, piling, decommissioning, dredging, hot tapping, cold cutting and pipeline stabilization. Subsea services provides pipeline and flowline survey, construction support, drilling support and inspection, maintenance and repair.

    In addition to these main product lines, the Company offers heavy lift services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"), which operates a heavy lift ship chartered from a subsidiary of the Company's indirect joint venture partner Lukoil-Kaliningradmorneft Plc. ("LKMN"), a subsidiary of a major Russian oil company, Lukoil.

    The Company operates one of the world's most advanced fleets of subsea construction and flowline lay ships, from which the majority of SCS's subsea activities are performed. SCS owns or charters a fleet consisting of four flexible flowline and umbilical lay ships, one rigid and flexible flowline lay ship, five construction ships, 59 ROVs, two survey ships and one marine construction support barge. In addition, a heavy lift ship is operated through SHL.

GEOGRAPHIC DISTRIBUTION

    The Company's operations are managed through six regional offices including:
Aberdeen, Scotland for the UK and Southern North Sea; Stavanger, Norway for Norway; Perth, Australia for Asia Pacific; Marseille, France for Southern Europe, Africa and the Middle East ("SEAME"); Macae City, Brazil for South America and New Orleans, Louisiana for the Gulf of Mexico.

    The following table sets forth the net operating revenue in the principal areas of operations for the Company's six geographical regions for the periods indicated.

                                                                                             FOR THE YEARS ENDED
                                                                                                NOVEMBER 30,
                                                                                       -------------------------------
                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                                (IN MILLIONS)
UK...................................................................................  $   153.0  $    90.8  $    68.5
Norway...............................................................................       90.1      111.6      144.7
Other North Sea......................................................................       19.8        4.7        4.0
Asia Pacific.........................................................................       39.6       39.2       34.9
SEAME................................................................................       75.7       44.6       59.8
South America........................................................................       43.7       14.3       15.1
Gulf of Mexico.......................................................................        9.2        8.2        N/A
                                                                                       ---------  ---------  ---------
Total................................................................................  $   431.1  $   313.4  $   327.0
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    The UK region's major clients are oil and gas producing companies and large offshore engineering and construction companies. The UK region currently serves 58 customers, 34 of which are oil and gas companies. The majority of contracts are short-term in nature with a long-term construction and maintenance contract for British Petroleum and a long-term construction framework agreement for Arco British Ltd.

    Significant projects in the UK backlog include the Amerada Hess Triton engineering, procurement, installation and commissioning ("EPIC") field development with a value of $150 million, which is the largest contract ever awarded to the Company, the Chevron Alba EPIC gas export flowline installation, the Mobil Mallory flowline installation and the Phillips Renee and Rubie flowline installation.

    The Company's Norwegian business is primarily related to flowline lay, subsea construction and subsea services, with a customer base consisting of all of the oil and gas companies operating in Norway. Stolt Comex Seaway S.A. manages its survey activities for the North Sea from Norway, where it has two long-term survey and pipeline inspection contracts with Statoil.

    The Company also has a long-term contract with Statoil for subsea construction services which is conducted by a project alliance between the Company and Brown and Root Energy Services A/S. Other significant contracts in Norway's backlog include the flowline installation of the Asgard umbilicals and service lines for Statoil from 1998 to 2000, the Amerada Hess Mjolner flowline installation, the installation of the moorings for the Esso Jotun FPSO, the Eldfisk riser project and the Maersk caisson installation.

    The Asia Pacific region is characterized by long distances between areas of offshore oil operations and from other areas of the world with subsea development activities. The Company is active in ROV work and drilling support in this region. In Indonesia, the Company's operations are performed through PT Komaritim, which carries out shallow water pipelay and construction work. Significant contracts in the backlog include the Total Tunu phase 6 pipelay contract.

    The majority of the business conducted by the SEAME region is offshore West Africa and the Middle East. Significant contracts in the backlog include the Chevron Nemba South flowline installation and the Occidental riser spool installation contract in Qatar.

    Stolt Comex Seaway S.A. commenced operations in South America in 1978. The majority of these operations are located in Brazil which currently operates as a single customer market controlled by Petrobras, the Brazilian state oil company. Current production in Brazil occurs at water depths down to 2,600 feet. The Brazilian market contains a number of potentially large field developments which are located in deep water (between 2,300 and 6,000 feet), and will require extensive use of diverless subsea construction techniques. The Company believes it is well positioned to capitalize upon its expertise in these techniques.

    The Company currently has a three-year contract for the SEAWAY OSPREY with Petrobras through September 1999, with an optional one-year extension, and a four-year contract with Petrobras which started in May 1997 for the SEAWAY HARRIER. These contracts are for flowline lay, diving support and ROV services. The Company also operates a number of ROVs to provide construction and drilling support services, usually under long-term contracts. The backlog also includes seven long-term ROV contracts and the installation of the offshore loading buoy for Termap in Argentina.

    The Company maintained an office in Houston to manage Gulf of Mexico operations from 1995 to the end of 1997 at which time the office was relocated to New Orleans to be closer to the day to day ship operations in this region. The SEAWAY HAWK, purchased in May 1997, started a two year contract offshore Mexico in April 1998. The Company recently announced that it will deploy the SEAWAY CONDOR to the Gulf of Mexico in September 1998.

CUSTOMERS

    In 1997, the Company had over 70 customers worldwide, primarily major national and international oil and gas companies. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. One customer, Statoil, accounted for more than 12% of the Company's net operating revenue and the seven largest customers were responsible for 50% of the Company's net operating revenue in 1997.

REGULATION

    The Company's businesses are subject to international conventions and governmental regulations, which strictly regulate various aspects of its operations. In addition, Stolt Comex Seaway S.A. is required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to its equipment and operations. The kinds of permits, licenses and certificates required in the operations of the Company depend upon a number of factors. The Company believes that it has or can readily obtain all permits, licenses and certificates necessary to conduct its operations. Some countries require that the Company enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business in such countries.

    The Company's operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production, operations and economics are affected by price control, tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect the Company's operations and those of its customers.

COMPETITION

    The subsea contracting business is highly competitive. The consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. SCS's ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, the Company may from time to time be required to bid its ships in projects at lower margins depending on the prevailing contractual rates in a given region.

    Stolt Comex Seaway S.A. believes that it is one of only three companies capable of providing the full range of subsea services on a worldwide basis in the major offshore oil and gas producing regions. Competition across all main product lines is limited to Stolt Comex Seaway S.A. and two competitors, Coflexip Stena Offshore and Rockwater, a subsidiary of Brown and Root, itself a division of Halliburton. The Company is subject to intense competition from these offshore contractors, particularly in the North Sea. In certain geographical regions, and in certain product lines, Stolt Comex Seaway S.A. also competes with J. Ray McDermott, S.A. and Global Industries Ltd. The Company also faces substantial competition from smaller regional competitors and less integrated providers of subsea services.

OTHER MATTERS

    CO-OPERATION ARRANGEMENTS

    In certain project specific situations, the Company has entered into alliances with its customers, engineering companies and other subsea services providers. The Company has alliances with the RMI Titanium Company to promote the use of metallic risers in deep water applications and with NKT Cables, who manufacture flexible flowlines and risers.

    EMPLOYEES

    The Company's workforce varies based on the Company's workload at any particular time. As of March 31, 1998, the Company had approximately 3,000 employees. A significant number of the Company's offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 1998. Stolt Comex Seaway S.A. believes that it maintains a good relationship with its employees and their unions. In addition, many workers are hired on a contract basis and are available on short notice.

    SAFETY AND QUALITY ASSURANCE

    The Company maintains a stringent quality assurance program in accordance with ISO 9001 which encompasses all areas of its operations. Each of the Company's regional operations has dedicated safety and quality assurance staff who are responsible for overseeing the projects in that particular region. In addition, a quality assurance manager located in Aberdeen, Scotland formulates corporate policies with respect to quality assurance and oversees the implementation and enforcement of such policies on a Company-wide basis.

    RISKS AND INSURANCE

    The Company's operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. The Company insures its assets at levels which management believes reflect their current market value. Such assets include all capital items, such as ships, major equipment and land-based property. The only assets not insured are those where the cost of such insurance would be disproportionate to their value. The Company believes its insurance should protect it against, among other things, the cost of replacing its ships as a result of total or constructive total loss.

    The Company's operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Company being named a defendant in lawsuits asserting large claims. The Company insures itself for liability arising from its operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers compensation protection and pollution. Although there can be no assurance that the amount of insurance carried by the Company is sufficient to protect it fully in all events, all such insurance is carried at levels of coverage and deductibles that the Company considers financially prudent. A successful liability claim for which the Company is underinsured or uninsured could have a material adverse effect on the Company.

    INSPECTION BY A CLASSIFICATION SOCIETY AND DRYDOCKING

    The hull and machinery (including diving equipment) of each SCS ship must be "classed" by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member.

    Each ship is inspected by a surveyor of the classification society every year, every two years and every four years. A one-year grace period may be granted by the classification society to the shipowner for completion of the four-year survey. Management generally seeks such a grace period for the ships in order to reduce operating costs. A ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, the Company drydocks its ships every second year during the winter off-season. Should any defect be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the shipowner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a ship be "in class," and all of the Company's major ships currently meet that condition.

ITEM 2. DESCRIPTION OF PROPERTY

MAJOR ASSETS

    Stolt Comex Seaway S.A. operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of SCS's subsea activities are performed. The following table describes the Company's major assets, as of March 31, 1998.

                                                                       YEAR BUILT/                    LENGTH         OWNED/
NAME                                        CAPABILITIES              MAJOR UPGRADE       ROVS       (METERS)       CHARTERED
--------------------------------  --------------------------------  -----------------  -----------  -----------  ---------------

SEAWAY EAGLE....................  Flexible flowline lay, multi-
                                  purpose subsea construction       1997                        3          140   Owned(1)

SEAWAY FALCON...................  Rigid and flexible flowline and
                                  umbilical lay                     1976/1995/1997              2          162   Owned

SEAWAY CONDOR...................  Flexible flowline and umbilical lay, module handling system,
                                  trenching                         1982/1994                   2          101   Owned(1)

SEAWAY OSPREY...................  Flexible flowline and umbilical lay, accepts coiled tubing,
                                  straightener for tubing, stern
                                  roller                            1984/1992                   2          102   Owned(1)

DISCOVERY.......................  Flexible flowline lay, subsea
                                  construction                      1990                        2          120   Chartered(2)

SEAWAY HARRIER..................  Subsea construction               1985                        3           84   Owned(1)

SEAWAY PELICAN..................  Subsea construction               1986/1990                   2           94   Chartered(3)

SEAWAY HAWK.....................  Subsea construction               1978                        2           94   Owned(1)

TOISA PUMA......................  Subsea construction               1985                        2           77   Chartered(4)

STANISLAV YUDIN.................  Heavy lift, 2,500-ton crane       1985                        1          183   See(5)

SEAWAY SURVEYOR.................  Survey                            1987/1991                   2           66   Chartered(6)

SEAWAY COMMANDER................  Survey                            1982/1988                   2           75   Chartered(7)

SEAWAY KINGFISHER...............  Diverless inspection, repair and
                                  maintenance                       1990/1998                   2           90   Chartered(8)

ANNETTE.........................  Marine construction               1977                        0           61   Owned

------------------------

(1) Subject to mortgage under the Company's current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through 2002, with options to extend through 2011 and with options to purchase.

(3) Chartered from DSND Shipping AS through 1999.

(4) Chartered from Toisa Ltd through December 1998.

(5) Chartered to SHL by a subsidiary of the ship's owner, LKMN until October 15, 2001 with a possibility for extensions.

(6) Chartered from DSND Chartering I KS through December 1998, with options to extend through 1999.

(7) Chartered from DSND Chartering I KS through 1999, with options to extend through 2002.

(8) Chartered from Kingfisher DA in which the Company has a 50% ownership, for five years starting in 1998, with options to extend through 2013 and with options to purchase.

OTHER PROPERTIES

    As of March 31, 1998, Stolt Comex Seaway S.A. owns or holds under long-term leases real estate property as described below:

                                                                                  WORK OR STORAGE
                                                                 OFFICE SPACE      SPACE OR LAND
                                                                (SQUARE METERS)   (SQUARE METERS)       STATUS
                                                               -----------------  ---------------  -----------------
Aberdeen, Scotland...........................................          3,873            57,279     Owned/Leased
Al Khobar, Saudi Arabia (2)..................................            250               433     Leased
Dundee, Scotland.............................................            300            40,925     Leased
Garennes, France.............................................          2,110             9,500     Owned
Handil, Indonesia............................................          1,000           125,175     Owned
Haugesund, Norway (1)........................................          2,280            21,200     Owned/Leased
New Orleans, Louisiana.......................................            735                 0     Leased
Jakarta, Indonesia...........................................           1417              1304     Leased
Macae City, Brazil...........................................          2,000             1,630     Owned
Marseille, France............................................            900             1,000     Leased
Perth, Australia.............................................           1116               600     Leased
Port Gentil, Gabon...........................................            100             1,000     Leased
Rio de Janeiro, Brazil.......................................            350               300     Leased
Singapore....................................................          1,010             2,965     Leased
Stavanger, Norway............................................          3,430             1,070     Leased

------------------------

(1) Owned subject to mortgage.

(2) Shared space.

ITEM 3. LEGAL PROCEEDINGS

    The Swiss Court of Insurance "Tribunal Federal des Assurances" entered a judgement on April 29, 1992 against Sogexpat S.A. ("Sogexpat"), a subsidiary of the Company, in litigation brought by a Swiss governmental entity claiming payment of social security contributions in arrears. During the year ended November 30, 1993, the Company started the process of winding up Sogexpat and transferred the employees to other group companies. The French government has investigated Stolt Comex Seaway S.A. of France alleging violations of French labor and social security legislation and has filed criminal charges against two former managers of such company which have resulted in a court decision against them. The decision has been appealed to the French Supreme Court. In addition, a number of former and present employees have started proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits. Some of the proceedings have recently commenced while some have already resulted in court decisions. One such decision has been appealed to the French Supreme Court. While the Company believes that its subsidiaries have meritorious defenses in these cases, there can be no assurance as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex, in an agreement with Stolt-Nielsen S.A. executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

    Coflexip S.A. have commenced legal proceedings against three subsidiaries of the Company claiming infringement of a certain patent relating to flexible flowline laying technology in the U.K.. Management is of the opinion that Coflexip S.A.'s said patent is not valid and, therefore, has made no provision in the financial statements relating to these proceedings.

    The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that such legal proceedings will not have a material adverse effect on the Company's business or financial condition.

    In the ordinary course of business, various claims, suits and complaints have been filed against the Company. In the opinion of management, all such matters are adequately covered by indemnity agreements, recorded provisions in the financial statements and insurance or, if not so covered, would not have a material effect on the financial position, results of operations or cash flows of the Company if resolved unfavorably.

ITEM 4. CONTROL OF REGISTRANT

    Except as set forth below, SCS is not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of SCS.

    Set forth below is information concerning the share ownership of all persons who owned beneficially 10% or more of the Common Share equivalents, and the beneficial ownership of all Directors and persons employed by the Company's subsidiaries who perform executive and administrative functions for the Company's combined businesses, as a group, as of April 30, 1998:

                                                                              NUMBER OF             PERCENTAGE OF
                                                                            COMMON SHARES           COMMON SHARES
                                                                           AND COMMON SHARE       AND COMMON SHARE
NAME OF BENEFICIAL OWNER OR                                                  EQUIVALENTS             EQUIVALENTS
  IDENTITY OF GROUP                                                             OWNED                   OWNED
-----------------------------------------------------------------------  --------------------  -----------------------
Stolt Parcel Tankers Inc. ("SPTI")(1)..................................         17,000,000                 60.4%
Directors and officers as a group (18 persons).........................             59,100                  0.2%

------------------------

(1) SPTI owns 34,000,000 Class B Shares, constituting 100% of that class. Each Class B Share represents one-half of the economic interest of one Common Share (with dividend and liquidation rights equivalent to one-half of a Common Share) and is convertible into Common Shares on a two-for-one basis. If SNSA or its affiliates dispose of Class B Shares to a third party, such Class B Shares shall automatically convert into Common Shares on such two-for-one basis.

    SNSA is the 100% owner of SPTI. Fiducia Ltd., a company owned by trusts of which the Stolt-Nielsen family are beneficiaries, owns approximately 61% of the outstanding Common Shares of SNSA. Jacob Stolt-Nielsen, Jr. owns all of the Founder's Shares of SNSA. Fiducia Ltd.'s Common Shares represent approximately 48.5% of SNSA's outstanding voting securities and the Founder's Shares owned by Mr. Stolt-Nielsen represent approximately 21% of SNSA's outstanding voting securities. The Common Shares of SNSA are traded on Nasdaq.

ITEM 5. NATURE OF TRADING MARKET

    SCS's Common Shares are primarily traded in the U.S. in the over-the-counter market and quoted through Nasdaq under the symbol "SCSWF". On April 15, 1997 the Board of the Oslo Stock Exchange approved the listing and trading of the Company's Common Shares under the symbol "SCS".

    The following table sets forth, for the fiscal periods indicated, the range of high and low closing sale prices per Common Share.

                                                                            HIGH        LOW
                                                                          ---------  ---------
NASDAQ
1997
1st Quarter.............................................................  $   9.875  $   7.438
2nd Quarter.............................................................     11.594      8.812
3rd Quarter.............................................................     26.688     11.312
4th Quarter.............................................................     33.188     24.562
1996
1st Quarter.............................................................  $   5.000  $   3.938
2nd Quarter.............................................................      7.688      4.062
3rd Quarter.............................................................      7.062      4.938
4th Quarter.............................................................      9.375      5.438

OSLO STOCK EXCHANGE (NORWEGIAN KRONER)
1997
1st Quarter.............................................................     --         --
2nd Quarter.............................................................     --         --
3rd Quarter.............................................................     190.00      86.00
4th Quarter.............................................................     272.50     179.25

    As of March 2, 1998 (the record date for voting at the Annual General Meeting), 21,018,692 Common Shares, representing 94.27% of the outstanding Common Shares, were registered in the names of 33 shareholders having U.S. addresses (although some of such shares may be held on behalf of non-U.S. persons). The Common Shares were held by a total of 37 shareholders of record. Based on communications with banks and securities dealers who hold the Common Shares in street name for individuals, the Company estimates that the number of beneficial owners of the Common Shares exceeds 1,400.

    As of March 2, 1998, approximately 1,276,000 Common Shares were registered in the Norwegian Verdipapirsentralen ("VPS") system for trading on the Oslo Stock Exchange.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

EXCHANGE CONTROLS

    Stolt Comex Seaway S.A. has been advised by Elvinger, Hoss & Prussen, Luxembourg counsel to the Company, that at the present time there are no exchange controls in existence in Luxembourg which would impact the Company's operations or affect the Company's ability to pay dividends to non-resident shareholders.

LIMITATIONS AFFECTING SHAREHOLDERS

    The Company's Articles provide restrictions on the shareholdings of certain "U.S. Persons." Persons includes any individual, firm, corporation or other entity, and certain associates and affiliates thereof. The Articles provide that no one U.S. Person (including any Person who is a citizen or resident of the U.S., a corporation organized under the laws of the U.S. or any State thereof, a corporation organized under the laws of any other jurisdiction whose shares are owned by U.S. Persons, a partnership organized under the laws of any State of the U.S., and certain trusts and estates) may own, directly or indirectly, more than 9.9% of the Company's total outstanding shares at any particular time.

    In addition, the Board is authorized to restrict, reduce or prevent the ownership of the Company's shares if it appears to the Board that such ownership may threaten the Company with "imminent and grave damage." Luxembourg company law does not provide a specific definition of imminent and grave damage, but instead leaves the interpretation of the phrase within the Board's discretion. The Company has been advised by its Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of the phrase, but that situations involving hostile takeovers, adverse tax consequences to the Company or governmental sanctions are likely to be among the situations covered by such phrase.

    In order to enforce the foregoing restrictions, the Articles empower the Board to take certain remedial action including causing the Company: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on the Company's Register of Shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares and (iv) upon the issuance of a notice, to require the sale of shares to the Company at the lesser of (A) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (B) the last quoted sale price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board may in its discretion pay the amount calculated under (B) in situations where (A) would otherwise apply and result in a lower purchase price, if the Board determines it equitable after taking into account specified factors); and to remove the name of any shareholder from the Register of Shareholders immediately after the close of business on the day the notice is issued and payment is made available. The foregoing defensive measures may have the effect of making more difficult a merger involving the Company, or a tender offer, open-market purchase program or other purchase of the Company's shares, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

    There are no limitations currently imposed by Luxembourg law on the rights of non-resident holders of Common Shares to hold or vote their shares.

ITEM 7. TAXATION

U.S. TAXATION

    U.S. corporations, citizens and residents will be subject to U.S. income taxation on dividends and other distributions paid by SCS and on any gains derived from the sale of SCS's Common Shares.

LUXEMBOURG TAXATION

    Other than certain former Luxembourg residents, current Luxembourg residents and those non-residents who maintain a permanent establishment in Luxembourg with which the holding of SCS Common Shares is connected, SCS shareholders are not subject to taxation in Luxembourg.

ITEM 8. SELECTED FINANCIAL DATA

    The information under the caption "Selected Consolidated Financial Data" on page 24 of the Company's 1997 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

DIVIDENDS

    The Company has made no cash dividend payments since going public in May
1993.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The information included under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 19 through 23 of the Company's 1997 Annual Report filed with the Commission on Form 6-K is incorporated herein by reference.

RECENT DEVELOPMENTS

    For the first quarter of 1998 Stolt Comex Seaway S.A. reported a net income of $0.6 million on net operating revenue of $92.4 million. This compared to a net loss of $2.5 million on net operating revenue of $75.1 million for the comparable period in 1997.

    The profit in the first quarter reflected the continuing subsea construction activity in the North Sea throughout the winter months. During this time the SEAWAY CONDOR was employed on the Foinaven field to the West of the Shetlands and the SEAWAY PELICAN and the DISCOVERY also worked in the North Sea. After completing installation work for Statoil in the South China Sea, the SEAWAY EAGLE moved to the Middle East where the SEAWAY HAWK had been working during the first quarter.

    Since the year end the Company concluded an agreement with Midland Bank plc and Den norske Bank ASA to provide a five year revolving credit facility. This facility is secured by first priority mortgages over certain of the Company's ships.

    On January 9, 1998 Stolt Comex Seaway S.A. completed a two-for-one stock split which was effected by means of a stock dividend distribution to all shareholders of record on January 6, 1998 to enhance the marketability of our shares.

    Stolt Comex Seaway S.A. has further expanded its fleet in 1998 with the acquisition of the SEAWAY KINGFISHER. She will be the first dedicated deep water diverless inspection, maintenance and repair ship with remote module handling capabilities.

    On May 6, 1998 the Company announced it had extended the cooperation agreement with LKMN under which the heavy lift ship STANISLAV YUDIN is chartered to SHL.

    On May 11, 1998 Stolt Comex Seaway S.A. announced that, subject to shareholder approval, it will distribute one Class A Share, represented in the United States by one American Depository Share ("ADS"), for each two Common Shares and each four Class B Shares issued and outstanding. SNSA desires to maintain its control of SCS, but does not wish to restrict the potential growth of SCS. The creation and distribution of the Class A Shares was designed to provide flexibility in pursuing strategic opportunities, without disturbing the existing voting structure.

    While the current economic problems in Asia Pacific have resulted in a worldwide decreased demand for oil and gas, to date this has not impacted the exploration and operating expenditure plans for deep water work by oil and gas companies outside of the Asia Pacific region. The exploration and operating expenditure plans for Asia Pacific national oil and gas companies have been impacted by the economic situation. To date there has been little impact on the expenditure plans of the international firms operating within Asia Pacific (which form the bulk of SCS's revenue base in the region). Most of the Company's revenue in Asia Pacific is U.S. dollar based.

THE YEAR 2000 ISSUE

    The Company continues its comprehensive review of the potential impact of the Year 2000 issue on its operations. For business system applications, this review is complete and required modifications are scheduled to be complete by 1998 with testing to occur later during the year. A review of the impact of the Year 2000 issue on operating equipment and assets is currently underway and is anticipated to be complete by early 1999. At that time, the full impact of this technology issue on the Company's operating equipment and assets will be assessed and appropriate action will be taken.

    The review of the Company's systems, and all systems modifications to be undertaken as a consequence of this review, will be performed using the Company's internal resources, as part of the Company's ongoing software maintenance and development process.

FORWARD-LOOKING STATEMENTS

    Certain statements in this Report constitute "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance, or achievements of the Company, or industry results, to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties or other important factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; raw material costs and availability; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or inability to comply with, government regulations; adverse weather conditions; and other factors referenced in this Report.

FACTORS AFFECTING REVENUES AND COSTS

    INDUSTRY CONDITIONS

    Demand for the Company's subsea services depends upon the condition of the oil and gas industry and particularly upon capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions and the ability of oil and gas companies to access or generate capital. These factors are beyond the control of SCS.

    OPERATING RISKS

    Subsea services involves operational risk and is increasingly dependent on large, expensive, special-purpose ships and equipment. Hazards, such as ships capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in the marine operations of subsea services. These hazards can cause personal injury and loss of life, severe damage to, and destruction of, property and equipment, pollution or environmental damage and suspension of operations. All employees engaged in SCS's offshore operations are covered by provisions of local and maritime laws, which generally provide that employees or their representatives can bring actions against SCS for damages for job-related injuries. In addition, although SCS generally seeks to obtain indemnity agreements whenever possible from the SCS's customers requiring such customers to hold SCS harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface, when obtained such contractual indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of or violation of law by employees or subcontractors of SCS and may not in all cases be supported by adequate insurance maintained by the customer.

    CONTRACT BIDDING RISKS

    Reflecting market practice, a significant proportion of SCS's business is performed on a fixed-price or turnkey basis. Management estimates that the proportion of SCS's revenue from fixed-price or turnkey contracts increased from approximately 46% in 1994 to 60% in 1997. Gross profits realized on such contracts vary, sometimes substantially, from the estimated amounts because of changes in offshore job conditions, the risks inherent in marine construction and variations in labor and equipment productivity from those originally projected, and significant losses can result from performing fixed-price or turnkey contracts. Under such contracts, SCS also typically bears a proportion of the risk of delays and extra costs caused by adverse weather conditions or other circumstances.

    On some projects the Company may be performing work under joint venture agreements where the Company and its partner are jointly and severally liable towards the customer for the performance of the contract while they between themselves carry the full responsibility only for their own share of the work. If the Company's joint venture partner in such arrangement fails to fulfil its obligations, the Company could have to carry the resultant liability towards the customer.

    PERCENTAGE-OF-COMPLETION PROJECT ACCOUNTING

    As most of SCS's contract revenue is recognized on a percentage-of-completion basis, based on the ratio of costs incurred to the total estimated costs at completion, contract revenues and gross profits for a project may be adjusted in subsequent reporting periods from those originally reported in prior periods. To the extent that these adjustments result in a reduction or elimination of previously reported profits, SCS would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

    POLITICAL AND ECONOMIC RISK

    SCS's operations are geographically spread throughout the world, and are therefore subject to various political, economic and other uncertainties, including, among others, political instability, civil unrest, the risks of war, asset seizure, nationalization of assets, renegotiation or nullification of existing contracts, taxation policies, foreign exchange restrictions or fluctuations and changing political conditions. Additionally, the ability of SCS to compete in international markets may be adversely affected by governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, SCS's subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what governmental regulations applicable to SCS's operations may be enacted in the future.

    SEASONALITY OF ACTIVITY IN THE NORTH SEA

    SCS's subsea contracting business in the North Sea has consistently accounted for the largest part of SCS's revenue (approximately 60% in 1997). SCS's business in this region is seasonal and dependent on weather conditions. A substantial portion of the SCS's contracts for subsea services are performed between April and October due to adverse weather conditions during the winter months.

    DEPENDENCE ON SIGNIFICANT CUSTOMERS

    SCS's major customers are oil companies and large offshore contractors. During 1997, the SCS's top seven customers accounted for over 50% of SCS's net operating revenue. The loss of any one or more of these significant customers could have a material adverse effect on SCS.

    COMPETITION

    The subsea business is highly competitive, and offshore subsea contractors compete intensely for available projects. Contracts for SCS's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment, and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of SCS's competitors and potential competitors are larger and have greater financial and other resources than SCS. In addition, increased activity levels may attract additional competitors or equipment to the market.

    HAZARDOUS ACTIVITIES

    The operation of any ocean-going ship carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages and other circumstances or events. Any such event may result in loss of revenues or increased costs.

    The Company carries insurance to protect against most of the accident-related risks involved in the conduct of its business and it maintains environmental damage and pollution insurance coverage. There can be no assurance, however, that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, more stringent environmental regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution.

    While the Company currently insures its ships against property loss due to a catastrophic marine disaster, mechanical failure or collision, the loss of any ship as a result of such an event could result in a substantial loss of revenues, increased costs and other liabilities and could have a material adverse effect on operating performance. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting large claims.

    REGULATORY AND ENVIRONMENTAL MATTERS

    The Company operates in a number of different jurisdictions and is subject to and affected by various types of governmental regulation, including national laws and regulations and international conventions relating to ship safety and design requirements, disposal of hazardous materials, discharge of oil or hazardous substances, protection of the environment, food safety, and various import and export requirements. These laws and regulations are becoming increasingly complex, stringent and expensive to comply with, and there can be no assurance that continued compliance with existing or future laws or regulations will not adversely affect the operations of the Company. Significant fines and penalties may be imposed for non-compliance.

    In addition, the Company could be held liable for remediation of pollution caused by its ships and for releases of oil and hazardous substances and debris from offshore production platforms, pipelines, subsea facilities and other assets owned or operated by its customers, and for releases resulting from activities of, or equipment owned by, its subcontractors. Although the Company generally negotiates contractual provisions requiring customers to indemnify the Company in the event any such liability is imposed, the Company has not obtained such indemnification in all cases. Moreover, such indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, employees or subcontractors of the Company.

    CERTAIN FINANCIAL REQUIREMENTS

    The Company is party to material bank credit and other financing agreements which impose certain financial requirements such as limitations on debt and the types of businesses the Company may engage in. At the end of 1997, the Company was in compliance with all of these credit/financing agreements. Except for these financial requirements, none of these agreements imposes material restrictions on the ability of the Company to incur additional indebtedness or operate its businesses. Although management believes that current operating plans will not be restricted by these requirements in the future, changes in economic or business conditions, results of operations or other factors may in the future result in circumstances in which the requirements restrict the Company's plans or business operations

    LEVERAGE

    The degree to which the Company is leveraged may affect its ability to obtain additional financing in the future for working capital, capital expenditures, product and service development, and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in its business. The ability of the Company to satisfy its obligations and to reduce its debt is dependent on the future performance of the Company, which will be subject to the prevailing economic conditions and to financial, business, and other factors including those beyond the Company's control.

    CAPITAL REQUIREMENTS

    The acquisition of new assets and properties, both for growth as well as replacement, is capital intensive. The availability of new capital to finance these expenditures depends on the prevailing market conditions and the acceptability of financing terms offered to the Company. Management believes that capital expected to be available under the various lines of credit, financing agreements, and other sources and from disposition of existing assets and properties as well as cash generated from operations, should be sufficient to meet its capital requirements for the foreseeable future. No assurance, however, can be given that financing will continue to be available on attractive terms.

    FOREIGN CURRENCY FLUCTUATIONS

    Substantial portions of the Company's revenue and expenses are denominated in currencies other than dollars. Fluctuations in these currencies can have a significant impact on the Company's financial results. The Company engages in hedging programs intended to reduce part of the Company's short-term exposure to currency fluctuations. However, there can be no assurances that such efforts will be successful. Hedging is limited to known and foreseeable exposures that develop through normal business operations and to long-term business investments. The Company does not attempt to hedge foreign earnings that are translated into dollars for reporting purposes. Foreign currency fluctuations have had and will continue to have an impact on reported financial results.

    TAXES

    The Company's operations are conducted in Norway and the United Kingdom as well as certain other countries in Europe, Africa, the Middle East, Asia Pacific, North America and South America. Net income earned from operations in most of such countries are subject to corporate income taxes and withholding taxes on dividends paid to other members of the Company's group.

    Certain of the Company's subsidiaries may be subject to income tax in the U.S. and other jurisdictions. The subsidiaries which are incorporated in the U.S. file a consolidated Federal income tax return, and other subsidiaries file separate tax returns if and as required.

    RESTRUCTURING

    To operate in a price competitive manner, the Company regularly reviews its operations. This review process may result in the closure of offices or departments, the sale of assets or business lines, the termination of personnel, or the reassessment of the useful life of assets or technology. Such actions may affect the Company's results.

    LABOR RELATIONS

    The Company considers its relations with its employees and their unions to be good and has not experienced any significant work stoppages. There can be no assurances however that disruption of the

Company's services or production, or that larger labor disputes involving the industries the Company operates in will not adversely affect the Company's results.

    ACQUISITION AND EXPANSION STRATEGY

    One element of the Company's strategy is to continue to grow through selected acquisitions that further consolidate the markets in which the Company operates. Likewise the Company plans on expanding its operations at existing or new locations. There can be no assurance that any currently planned acquisitions or expansions will be completed or that any currently planned or any additional acquisitions or expansions will be successful in enhancing the operations or profitability of the Company; that the Company will be able to identify suitable additional acquisition candidates or areas for expansion; that it will have the financial ability to consummate additional acquisitions or expansions; or that it will be able to consummate such additional acquisitions or expansions on terms favorable to the Company.

    RISK OF LOSS AND INSURANCE

    The business of the Company is affected by a number of risks, including the mechanical failure of its ships, collisions, ship loss or damage, cargo loss or damage, hostilities, and labor strikes. In addition, the operation of any ship is subject to the inherent possibility of a catastrophic marine disaster, including oil, fuel, or chemical spills and other environmental mishaps, as well as other liabilities arising from owning and operating ships. Any such event may result in loss of revenues and increased costs and other liabilities. Although the Company's losses from such hazards have not historically exceeded its insurance coverage, there can be no assurance that this will continue to be the case.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    Stolt Comex Seaway S.A. is a Luxembourg holding company and does not have officers as such. The following is a list of the Directors of the Company and persons employed by its subsidiaries who perform the indicated executive and administrative functions for the combined business of the Company's subsidiaries:

NAME                                                     AGE*                            POSITION
----------------------------------------------------     -----     ----------------------------------------------------

Jacob Stolt-Nielsen, Jr.............................          66   Chairman of the Board of Directors

Christopher J. Wright...............................          63   Deputy Chairman of the Board of Directors

J. Frithjof Skouveroe...............................          54   Director and Acting Vice President, Norway

John P. Laborde.....................................          73   Director

Mark Woolveridge....................................          63   Director

Fernand Poimboeuf...................................          65   Director

Bernard Vossier.....................................          53   Chief Executive Officer

Paul Frikstad.......................................          47   Chief Financial Officer

Stephen Vorley......................................          43   Vice President, Field Development

Tom Welsh...........................................          40   Vice President, Flowline Laying

Alan West...........................................          39   Vice President, Subsea Construction

Malcolm Seeley......................................          46   Vice President, Assets and Engineering

Alan Brunnen........................................          36   Vice President, UK and Organization and Process
                                                                   Development

Brian Butler........................................          48   Vice President, Asia Pacific

Andre Bursaux.......................................          46   Vice President, SEAME

Phillippe Lamoure...................................          45   Vice President, South America

Bruno Chabas........................................          33   Vice President, Gulf of Mexico

Julian Thomson......................................          49   Group Manager, Marketing and Communications

------------------------

*   As of April 30, 1998.

    Under the terms of the Company's Articles of Incorporation, its Directors may be elected for terms of up to six years and serve until their successors are elected. Under the Articles, the Board consists of not fewer than three Directors. The Company's Board of Directors currently consists of six members.

    Mr. Stolt-Nielsen has served as Chairman of the Board since 1993. Mr. Stolt-Nielsen also serves as Chairman and Chief Executive Officer of SNSA. He founded Seaway in 1973. Mr. Stolt-Nielsen is a Norwegian citizen.

    Mr. Wright has served as Deputy Chairman of the Board since 1993. He has served as President and Chief Operating Officer of SNSA since 1986. Mr. Wright was employed by British Petroleum plc ("BP") from 1958 until the time he joined SNSA. Mr. Wright held a variety of positions at BP including Senior Vice President of BP North America from 1982 to 1986. He is a British citizen.

    Mr. Skouveroe has been a Director since 1993, he is currently Acting Vice President, Norway. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by SNSA in 1992. From 1985 to 1990, he was President and Second Vice Chairman of Seaway. From 1982 until 1985, Mr. Skouveroe served as President of Stolt-Nielsen Seaway Contracting A/S, a predecessor of Seaway. Mr. Skouveroe is a Norwegian citizen.

    Mr. Laborde has been a Director since 1993. He retired in 1995 as Chairman of the Board, President and Chief Executive Officer of Tidewater Inc. and continues to serve as member of the Board of Directors of Tidewater. He is now Chief Executive Officer of Laborde Marine Lifts, Inc. and also serves on the boards of Stone Energy Corporation and Stewart Enterprises as well as the Council of the American Bureau of Shipping. Mr. Laborde is a U.S. citizen.

    Mr. Woolveridge has been a Director since 1993. He held a number of positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He also was General Manager, Oil and Gas Developments, responsible for field development projects in the UK and Norwegian sectors of the North Sea, and served on the board of BP Oil Ltd. Mr. Woolveridge is a British citizen.

    Mr. Poimboeuf was appointed as a Director to the Company on April 16, 1998. He has had a career of 33 years with Elf Aquitaine which included periods as Deputy General Manager in Gabon, Executive Vice-President of Texasgulf Inc in Houston and General Manager in Angola. Mr Poimboeuf is a French citizen.

    Mr. Vossier was appointed Chief Executive Officer of the Company as of May 23, 1995. He previously served as Chief Operating Officer of the Company from December 1994 to May 1995. He joined Comex in 1974 and has held numerous management positions in operations and marketing.

    Mr. Frikstad joined the Company as Chief Financial Officer of the Company in June 1995. He was previously Vice President, Offshore, in Mosvold Shipping A.S. and has more than twenty years of experience in the offshore industry working for oil companies and oil service contractors.

    Mr. Vorley was appointed Vice President, Field Development, as of July 17, 1995. He joined Comex in 1983 and prior to 1995 worked in engineering, project and commercial posts in the UK and Norway.

    Mr. Welsh was appointed Vice President, Flowline Laying, as of July 17, 1995. He first worked for Comex from 1985 to 1988. After working as a consultant for a number of years he rejoined the Company in 1992 and worked in engineering and project management roles on a number of important projects.

    Mr. West was appointed Vice President, Subsea Construction, as of July 17, 1995. He joined Comex in 1982 and has worked in engineering and the management of major projects in the North Sea and overseas.

    Mr. Seeley was appointed Vice President, Assets and Engineering, as of September 27, 1996. He joined Comex in 1976 and was initially involved in engineering and design engineering projects prior to being appointed Manager for a number of major subsea construction and development projects.

    Mr. Brunnen was appointed Vice President, UK, as of July 17, 1995. He joined Seaway in 1992 and had been involved in managing several major projects prior to his appointment as Vice President, UK. He has more than fifteen years of experience in the offshore subsea industry. As of February 15, 1998, he was appointed to the role of Vice President, Organization and Process Development.

    Mr. Butler joined the Company as Vice President, Asia Pacific, as of September 15, 1995. He was previously Managing Director of Swire Pacific Offshore in Singapore and had held various technical and management positions in the Swire Group involved with the oil and gas industry in the Middle East and Far East.

    Mr. Bursaux rejoined the Company in 1995 and was appointed Vice President, SEAME, as of April 3, 1995. He came from a consulting firm specializing in strategic marketing and management of company mergers. When previously with Comex between the years of 1971-1985, he held various positions in engineering and commercial activities, ultimately as Vice President, North Sea.

    Mr. Lamoure was appointed Vice President, South America, as of March 1, 1995. He has been employed by the Company since 1974 when he joined Comex, most recently General Manager for the Company's operations in France, Africa and South America from 1994 to March 1995 and Operations Manager in Brazil from 1981 to 1994.

    Mr. Chabas was appointed Vice President, Gulf of Mexico, as of January 1, 1998. He joined Stolt Comex Seaway in 1992 and has held management positions in France and the U.K. before being appointed to the Gulf of Mexico.

    Mr. Thomson first joined Seaway in September 1990 as Business Development Manager. He rejoined the Company in November 1995 as Group Manager, Marketing and Communications. A former Royal Navy officer, he has 20 years of experience, most of which have been in the offshore and subsea industry.

    There is no family relationship among any of the individuals listed above.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    As described above, SCS does not have officers, but certain persons employed by its subsidiaries perform executive and administrative functions for the combined business of the Company's subsidiaries. The aggregate annual compensation paid to the 12 officers performing such executive functions for SCS, as a group, for the fiscal year ended November 30, 1997 (including certain benefits) was $1,880,000. In addition, $110,000 was contributed on behalf of such officers to defined contribution pension plans. During 1997, Directors of Stolt Comex Seaway S.A. who were affiliated with the Company or a subsidiary of SNSA received no compensation for their services, as such, but received reimbursement of their out-of-pocket expenses. All non-executive directors of Stolt Comex Seaway S.A. received an annual fee of $15,000, plus expenses in 1997.

PROFIT SHARING PLAN

    Stolt Comex Seaway S.A. has a Profit Sharing Plan which pays 10% of the Company's net profit (after specified adjustments) to its officers and employees worldwide other than those covered by collective bargaining agreements. The determination of an employee's individual award is based on performance, salary and overall contribution to the Company. The Profit Sharing Plan is administered by a Compensation Committee appointed by the SCS Board of Directors. For the fiscal year ended November 30, 1997, a total provision of $3,800,000 has been made for payment under the Profit Sharing Plan. The payment of Profit Sharing for 1997 will not be made until 1998 and the portion to be allocated to officers has not yet been determined.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    Stolt Comex Seaway S.A. has a Stock Option Plan (the "Plan") covering 2,150,000 Common Shares. Options may be granted under the Plan exercisable for periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The Plan is administered by a Compensation Committee appointed by the SCS Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

    As of April 30, 1998, a total of 881,400 options exercisable for Common Shares had been granted to the Company's subsidiaries' employees, of which 439,254 remain outstanding and 249,324 are currently exercisable. Of the total remaining outstanding, options for 47,500 Common Shares have been granted to employees who are Directors and executive officers of SCS. The outstanding options are exercisable at the respective prices set forth below and expire on the dates indicated:

                                                                      OPTIONS
                        AWARD                            OPTIONS     CURRENTLY
                        YEAR                           OUTSTANDING  EXERCISABLE  EXERCISE PRICE   EXPIRATION DATE
-----------------------------------------------------  -----------  -----------  ---------------  ---------------

1993.................................................      10,580       11,580   $   7.7500             May 2003

1994.................................................      33,754       37,754       4.5000           April 2004

1995.................................................     120,820       91,365    3.5000-5.2500        June 2005

1996.................................................     102,750       62,250       4.0625             May 2006

1997.................................................     171,350       46,375       8.6875           March 2007
                                                       -----------  -----------

  Total..............................................     439,254      249,324
                                                       -----------  -----------

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The discussion of related party transactions appearing as Note 13 to Consolidated Financial Statements, which is part of Item 18 of this Report, is incorporated herein by reference.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
  REGISTERED SECURITIES

    None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

    Stolt Comex Seaway S.A. has elected to provide financial statements for the fiscal year ended November 30, 1997 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

    1. Consolidated Financial Statements of Stolt Comex Seaway S.A. and Subsidiaries

       Report of Independent Public Accountants.

       Consolidated Balance Sheets as of November 30, 1997 and 1996.

       Consolidated Statements of Income for the years ended November 30, 1997, 1996 and 1995.

       Consolidated Statements of Shareholders' Equity for the years ended November 30, 1997, 1996, 1995 and 1994.

       Consolidated Statements of Cash Flows for the years ended November 30, 1997, 1996 and 1995.

       Notes to Consolidated Financial Statements.

    The consolidated financial statements and related notes referred to above and the report of Arthur Andersen, the Company's independent public accountants, appearing on pages 24 through 39 of the Company's 1997 Annual Report filed with the Securities and Exchange Commission on Form 6-K are incorporated herein by reference.

    2. Report and Financial Statements of Seaway Heavy Lifting Limited

       Report of Independent Public Accountants.

       Profit and Loss Accounts for the years ended November 30, 1997, 1996 and 1995.

       Balance Sheets as of November 30, 1997, 1996 and 1995.

       Statements of Cash Flows for the years ended November 30, 1997, 1996 and 1995.

       Notes to Financial Statements.

    3. Report and Financial Statements of Transfield-Stolt Comex Seaway Joint Venture

       Report of Independent Public Accountants.

       Profit and Loss Accounts for the years ended June 30, 1997 and 1996 and for the 17-month period ended June 30, 1995.

       Balance Sheets as of June 30, 1997, 1996 and 1995.

       Statements of Cash Flows for the years ended June 30, 1997, 1996 and for the 17-month period ended June 30, 1995.

       Notes to Financial Statements.

    4. Report of Independent Public Accountants on Schedules

       Supplementary Schedules

       Schedule II Valuation and Qualifying Accounts

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements.

    See list in Item 18.

    (b) Exhibits.

       2.1   Consent of Arthur Andersen, Independent Public Accountants.
       2.2   Consent of Elvinger, Hoss & Prussen.
       2.3   Statement re: computation of per share earnings.
       2.4   Amended Articles of Incorporation.
       2.5   Company's 1997 Annual Report, pages 19 through 39.
       2.6   Consent of Coopers & Lybrand, Australia, Independent Public Accountants
       2.7   Financial statements of Seaway Heavy Lifting Limited for the years ended November 30,
             1997, 1996 and 1995.
       2.8   Financial statements of the Transfield-Stolt Comex Seaway Joint Venture for the years ended June 30, 1997 and 1996 and for the 17-month period ended June 30, 1995.
        27   Financial Data Schedule.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                STOLT COMEX SEAWAY S.A.

                                By:  /s/ CHRISTOPHER J. WRIGHT
                                     -----------------------------------------
                                     Name: Christopher J. Wright
                                     Title:Deputy Chairman of the Board of
                                           Directors

                                By:  /s/ PAUL FRIKSTAD
                                     -----------------------------------------
                                     Name: Paul Frikstad
                                     Title: Chief Financial Officer

Date: May 28, 1998

               INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                          AND SUPPLEMENTARY SCHEDULES

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Public Accountants...................................................................         F-2
Supplementary Schedules
  Schedule II--Valuation and Qualifying Accounts...........................................................         F-3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO STOLT COMEX SEAWAY S.A.:

    We have audited in accordance with generally accepted auditing standards, the consolidated financial statements included in Stolt Comex Seaway S.A.'s Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated February 20, 1998. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedules listed in the Index on page F-1 are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                           ARTHUR ANDERSEN

Glasgow, Scotland
May 28, 1998

                                                                     SCHEDULE II

                    STOLT COMEX SEAWAY S.A. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                             (AMOUNTS IN THOUSANDS)

                                                 BALANCE AT    CHARGED TO    WRITE-OFFS
                                                BEGINNING OF    COSTS AND    AGAINST THE     OTHER ADD     BALANCE AT
                                                   PERIOD       EXPENSES       RESERVE     (DEDUCT) (A)   END OF PERIOD
                                                -------------  -----------  -------------  -------------  -------------
For the year ended November 30, 1995:
Allowance for doubtful accounts...............    $     977     $     601     $    (207)     $      78      $   1,449
                                                     ------    -----------        -----          -----         ------
                                                     ------    -----------        -----          -----         ------
Other.........................................    $   4,093     $   1,689     $  --          $    (210)     $   5,572
                                                     ------    -----------        -----          -----         ------
For the year ended November 30, 1996:
Allowance for doubtful accounts...............    $   1,449     $   1,123     $    (124)     $     (24)     $   2,424
                                                     ------    -----------        -----          -----         ------
                                                     ------    -----------        -----          -----         ------
Other.........................................    $   5,572     $  (2,595)    $    (248)     $     (69)     $   2,660
                                                     ------    -----------        -----          -----         ------
For the year ended November 30, 1997:
Allowance for doubtful accounts...............    $   2,424     $     222     $    (137)     $    (300)     $   2,209
                                                     ------    -----------        -----          -----         ------
                                                     ------    -----------        -----          -----         ------
Other.........................................    $   2,660     $   1,884     $     (91)     $     155      $   4,608
                                                     ------    -----------        -----          -----         ------

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.