Form 20-F
period 1998-11-30
STOLT COMEX SEAWAY S A
filed 1999-05-12
CIK 898685

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

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1998
                         COMMISSION FILE NUMBER 0-21742

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

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:
                                      None
SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:
                         Common Shares, $2.00 par value
                        Class A Shares, $2.00 par value
 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT:
                                      None

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

Common Shares, $2.00 par value:.................................  22,365,477*
Class A Shares, $2.00 par value:................................  19,679,987*
Class B Shares, $2.00 par value:................................  34,000,000*

  * The above figures reflect the Class A Share distribution on June 25, 1998.

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

                            Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             -----
PART I
            Item 1.     Description of Business.........................................................           1
                        General.........................................................................           1
                        History.........................................................................           1
                        Business Strategy...............................................................           2
                        Description of Operations.......................................................           2
                        Geographic Distribution.........................................................           4
                        Customers.......................................................................           5
                        Regulation......................................................................           6
                        Competition.....................................................................           6
                        Other Matters...................................................................           6
            Item 2.     Description of Property.........................................................           8
                        Major Assets....................................................................           8
                        Other Properties................................................................          10
            Item 3.     Legal Proceedings...............................................................          11
            Item 4.     Control of Registrant...........................................................          11
            Item 5.     Nature of Trading Market........................................................          12
            Item 6.     Exchange Controls and Other Limitations Affecting Security Holders..............          13
                        Exchange Controls...............................................................          13
                        Limitations Affecting Shareholders..............................................          13
            Item 7.     Taxation........................................................................          14
                        U.S. Taxation...................................................................          14
                        Luxembourg Taxation.............................................................          14
            Item 8.     Selected Financial Data.........................................................          14
                        Dividends.......................................................................          14
            Item 9.     Management's Discussion and Analysis of Financial Condition and Results of                15
                        Operations......................................................................
                        Recent Developments.............................................................          15
                        The Year 2000 Issue.............................................................          15
                        Forward-looking Statements......................................................          16
                        Factors Affecting Revenues and Costs............................................          16
            Item 9A.    Quantitative and Qualitative Disclosures about Market Risk......................          20
            Item 10.    Directors and Officers of Registrant............................................          21
            Item 11.    Compensation of Directors and Officers..........................................          23
                        Profit Sharing Plan.............................................................          23
            Item 12.    Options to Purchase Securities From Registrant or Subsidiaries..................          24
            Item 13.    Interest of Management in Certain Transactions..................................          25
PART III
            Item 15.    Defaults Upon Senior Securities.................................................          26
            Item 16.    Changes in Securities, Changes in Security for Registered Securities and Use of           26
                        Proceeds........................................................................
PART IV
            Item 17.    Financial Statements............................................................          26
            Item 18.    Financial Statements............................................................          26
            Item 19.    Financial Statements and Exhibits...............................................          26

------------------------

Note: Omitted items are inapplicable.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

    Stolt Comex Seaway S.A. ("SCS") is a holding company which through its subsidiaries is among the leading subsea contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection and maintenance services to its customers in the offshore oil and gas industry. SCS operates in Europe, the Middle East, West Africa, Asia Pacific and the Americas.

    In this Report, "Company" refers to SCS and, unless the context otherwise requires, its consolidated subsidiaries. References to Company activities by years refer to fiscal years ended November 30. SCS was incorporated in Luxembourg in 1993 as the holding company for all of the Company's activities. References to matters relating to the Company for periods prior to the incorporation of SCS in 1993 refer to such matters in respect of the combined business of Comex Services S.A. ("Comex"), Stolt-Nielsen Seaway A/S ("Seaway"), and their respective consolidated subsidiaries.

    The Company is an indirect subsidiary of Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company which, through its subsidiaries, is engaged in three businesses: Transportation Services, Subsea Services and Seafood. As of March 31, 1999 SNSA retains an economic interest of 44.9% and voting rights of 61.6% in SCS.

    The Company's Common Shares and Class A Shares are currently traded on both the Nasdaq National Market System ("Nasdaq") and on the Oslo Stock Exchange ("OSE").

    The registered office of SCS is located at 26, rue Louvigny, Luxembourg and it is registered in the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B 43172." The principal executive offices of the Company are c/o Stolt Comex Seaway M.S. Ltd., Bucksburn House, Howes Road, Bucksburn, Aberdeen, AB21 9RQ, Scotland, telephone number (44) 1224-718200.

HISTORY

    The subsea services industry developed as a support service to the oil and gas industry and has grown as that industry has increasingly relied upon the development of offshore fields to meet increased demand for oil and gas. The offshore production of oil began in the Gulf of Mexico in the mid-1960s and, by the end of the decade, had spread to the more hostile and deeper waters of the North Sea. Although oil and gas producing companies perform some of their own subsea construction, maintenance and repair work, subsea services has developed as a separate industry, principally because of the need to develop new and advanced technologies, expertise and custom-designed equipment and because of the oil industry's refocus on its core oil and gas production business.

    A publicly-traded company since May 1993, SCS was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor, which pioneered deep water saturation diving and subsea construction using both manned and unmanned techniques. Seaway operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and remotely operated vehicles ("ROVs") to support operations in hostile deep water environments.

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

    On January 9, 1998 the Company completed a two-for-one stock split which was effected by means of a stock dividend distribution. On June 25, 1998 the Company issued a stock dividend in the form of one new Class A Share for each two Common Shares. All share data and per share data have been restated to reflect this.

    In August 1998, SCS acquired Ceanic Corporation ("Ceanic"), a publicly traded Houston-based subsea contractor, for approximately $219 million. Ceanic provides both subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services and products to domestic industrial and governmental customers. With Ceanic, SCS took ownership of a substantial fleet of ships, ROVs, and other related technologies.

    The acquisition of Ceanic was strategically important for SCS to access the growing deep water market for subsea services in the Gulf of Mexico, and to strengthen the dialogue with Houston-based oil and gas companies with regard to providing them with subsea services for their worldwide needs. The Ceanic acquisition provides SCS with a leading position in the traditional Gulf of Mexico market for subsea services.

    In December 1998 SCS acquired the ROV business of Dolphin A/S for approximately $17 million. This acquisition included 21 ROVs, the majority of which are on long-term contracts to major oil companies in Norway.

BUSINESS STRATEGY

    The Company's strategy is to enhance its position as a leading full-service subsea contractor providing technologically advanced and cost effective life-of-field subsea services to its customers.

    The Company has consistently expanded and upgraded its fleet in order to provide cost effective solutions to its customers and to enable the development of offshore fields that otherwise might not be commercially viable. Between 1993 and March 31, 1999, the Company invested $400 million in new technology and equipment to respond to growing demand in the market, with an additional $47 million committed or planned for the remainder of 1999.

    The acquisition of Ceanic has enabled the Company to enter the shallow water maintenance market in the Gulf of Mexico, a new market for SCS. Through the Ceanic acquisition, the Company also took over Ceanic's "Big Inch" Marine Systems subsea pipeline connector business and the "Tarpon Tower" technology. The Company believes that both of these businesses have considerable growth potential. The "Big Inch" technology lends itself to our established robotic skills for deepwater work and the "Tarpon Towers" have become an integral part of our shallow water field development solutions worldwide.

    SCS combines centralized product line profit centers and asset management with regional management of customer relationships and project support, to improve the utilization of assets and their allocation to projects to achieve higher returns, improve risk management, provide superior customer service and develop and share advanced technical expertise among regions.

DESCRIPTION OF OPERATIONS

    The Company is one of the largest subsea services contractors in the world, providing technologically sophisticated subsea engineering, flexible and rigid flowline lay, subsea construction, inspection, maintenance and repair services to its customers in the offshore oil and gas industry. SCS develops and applies innovative and cost efficient subsea techniques that address the evolving technical needs of oil and gas companies which are increasingly developing oil and gas fields in deeper and more demanding offshore environments. SCS has operated in more than 60 countries worldwide and currently operates in over 20 countries. The Company's backlog at March 31, 1999 stands at $596 million, of which $355 million is for 1999. This compares to a backlog at March 31, 1998 of $517 million, of which $274 million was for 1998.

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

    The Company offers three principal product lines. Field development provides complete subsea production systems from engineering and design through procurement and installation of components and the commissioning of completed systems and installation of rigid and flexible flowlines, small-diameter pipelines and well control umbilicals. Subsea construction provides pipeline tie-ins, installation of structures and moorings, hyperbaric welding, piling, decommissioning, dredging, hot tapping, cold cutting and pipeline stabilization. Subsea services provides pipeline and flowline survey, construction support, drilling support and inspection, maintenance and repair.

    In addition to its main product lines, the Company offers heavy lift services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"), which operates the heavy lift ship, STANISLAV YUDIN, chartered from a subsidiary of the Company's indirect joint venture partner Lukoil-Kaliningradmorneft Plc. ("LKMN"), a subsidiary of a major Russian oil company, Lukoil.

    The remainder of the joint ventures in which the Company has interests have been entered into on a project-specific basis to enhance the range of services provided to the customer. In these joint ventures the Company will typically have interests ranging from 22% to 50%.

    The Company operates one of the world's most advanced fleets of subsea construction and flowline lay ships, from which the majority of SCS's subsea activities are performed. SCS owns or charters a fleet consisting of four flexible flowline and umbilical lay ships, one rigid and flexible flowline lay ship, three construction ships, two survey ships, seven inspection, repair and maintenance ships, 16 shallow water ships, one heavy lift ship operated through SHL, 11 lay barges and tugs, 108 ROVs and 13 hardsuits.

    Investments in the fleet since 1993 include the acquisition and completion of the SEAWAY EAGLE, a multi-purpose flowline lay and subsea construction ship, the conversion of the SEAWAY OSPREY to lay flexible flowlines and flowline bundles, the acquisition of the SEAWAY FALCON and its conversion to a rigid and flexible flowline lay ship, the conversion of the SEAWAY CONDOR to a flexible flowline and umbilical lay ship, the acquisition of the SEAWAY HAWK, a subsea construction ship and continuous investment in new ROV technology and construction equipment. SCS also took over the long-term lease on the DISCOVERY, a multi-purpose subsea construction ship, as part of an asset swap with SubSea Offshore Limited in 1997.

    During the year the Company entered into a long-term charter for the NTL 900, a derrick/lay barge. In addition, the SEAWAY KINGFISHER, a diverless inspection, repair and maintenance ship, was introduced into the North Sea market at the end of August 1998.

GEOGRAPHIC DISTRIBUTION

    The Company's operations are managed through six regional offices: Aberdeen, Scotland for the U.K. and Southern North Sea; Stavanger, Norway for Norway; Perth, Australia for Asia Pacific; Marseille, France for Southern Europe, Africa and the Middle East ("SEAME"); Macae City, Brazil for South America and Houston, Texas for the Gulf of Mexico.

    The following table sets forth the net operating revenue in the principal areas of operations for the Company's six geographical regions for the periods indicated:

                                                                                          FOR THE YEARS ENDED
                                                                                  -----------------------------------
                                                                                             NOVEMBER 30,
                                                                                    1998         1997         1996
                                                                                  ---------  -------------  ---------

                                                                                             (IN MILLIONS)
U.K.............................................................................  $   333.1    $   172.8    $    95.5
Norway..........................................................................       99.5         90.1        111.6
Asia Pacific....................................................................       37.9         39.6         39.2
SEAME...........................................................................       58.3         75.7         44.6
South America...................................................................       58.5         43.7         14.3
Gulf of Mexico..................................................................       62.5          9.2          8.2
                                                                                  ---------       ------    ---------
Total...........................................................................  $   649.8    $   431.1    $   313.4
                                                                                  ---------       ------    ---------
                                                                                  ---------       ------    ---------

    U.K.

    The U.K. region's major clients are oil and gas producing companies and large offshore engineering and construction companies. The majority of contracts are short-term in nature with a long-term construction and maintenance contract for BP Amoco and a long-term construction framework agreement for Arco British Limited.

    Significant projects in the U.K. backlog include the Amerada Hess Triton engineering, procurement, installation and commissioning ("EPIC") field development, the Burlington Resources Dalton field development and the Talisman Energy Orion field development.

    NORWAY

    The Company's Norwegian business is primarily related to flowline lay, subsea construction and subsea services, with a customer base consisting of all of the oil and gas companies operating in Norway. The Company manages its survey activities for the North Sea from Norway, where it has two long-term survey and pipeline inspection contracts with Statoil.

    The Company also has a long-term contract with Statoil for subsea construction services which is conducted by a project alliance between the Company and Brown and Root Energy Services A/S. Other significant contracts in Norway's backlog include the flowline installation of the Aasgard umbilicals and service lines for Statoil from 1998 to 2000, the installation of the moorings for the Esso Jotun FPSO, the Eldfisk riser project and the Maersk caisson installation.

    ASIA PACIFIC

    The Asia Pacific region is characterized by long distances between areas of offshore oil operations and from other areas of the world with subsea development activities. The Company is active in ROV work and drilling support in this region. In Indonesia, the Company's operations are performed through a subsidiary, PT Komaritim, which carries out shallow water pipelay and construction work. The Company has entered into a long-term charter for the NTL 900 derrick/lay barge which will enhance the Company's capabilities in pipelay, heavy lift and deeper water work around the Asia Pacific region. A new pipelay barge has also been built for the Indonesia shallow water market.

    Significant contracts in the backlog include the Total Tunu phase 6 pipelay contract and the Peciko contract for Saipem in Indonesia.

    SEAME

    The majority of the business conducted by the SEAME region is offshore from West Africa and the Middle East. The significant contract in the backlog is the Elf Exploration Angola Girassol contract. This contract was awarded to SCS and its project partners, Bouygues Offshore and ETPM. The Company has a one-third or $138 million share of this subsea EPIC contract. This is the first ultra-deepwater field development off West Africa, a significant milestone in the development of technology for installations of this type in extreme water depths.

    SOUTH AMERICA

    The majority of operations in South America are located in Brazil which currently operates as a single customer market controlled by Petrobras, the Brazilian state oil company. Brazil is now in the process of opening its offshore oil and gas fields to foreign operators who will finance the growth of Brazilian offshore oil production by means of production sharing contracts. The Company believes the introduction of foreign operators to Brazil will double the demand for subsea contractor services within four years.

    Current production in Brazil occurs at water depths down to 800 meters. The Brazilian market contains a number of potentially large field developments which are located in deep water (between 700 and 1,830 meters), and will require extensive use of diverless subsea construction techniques. The Company believes it is well positioned to capitalize upon its expertise in these techniques.

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

    GULF OF MEXICO

    The Company intends to capitalize on the acquisition of the Ceanic Corporation, now renamed Stolt Comex Seaway Inc., to expand its presence in the Gulf of Mexico by introducing established SCS deepwater technology and sophisticated deepwater construction ships during 1999. Houston is the base from which U.S. oil companies conduct their worldwide operations. The new SCS organization in Houston will be the marketing point of contact for worldwide operations for U.S. based customers. The SEAWAY HAWK, purchased in May 1997, started a two-year contract offshore from Mexico in April 1998. The Company also relocated the SEAWAY CONDOR to the Gulf of Mexico in December 1998. These relocations will bring the number of dynamically positioned ships in the region to eight.

    A significant number of contracts in this region are short-term construction and repair and maintenance contracts.

CUSTOMERS

    In 1998, the Company had 88 customers worldwide, of which 46% were major national and international oil and gas companies. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. One customer, Amerada Hess, accounted for more than 22% of the Company's net operating revenue and the seven largest customers were responsible for approximately 60% of the Company's net operating revenue in 1998.

REGULATION

    The Company's businesses are subject to international conventions and governmental regulations, which strictly regulate various aspects of its operations. In addition, SCS is required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to its equipment and operations. The kind of permits, licenses and certificates required in the operations of the Company depend upon a number of factors. The Company believes that it has or can readily obtain all permits, licenses and certificates necessary to conduct its operations. Some countries require that the Company enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business in such countries.

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

    SCS believes that it is one of only three companies capable of providing the full range of subsea services on a worldwide basis in the major offshore oil and gas producing regions. Competition across all main product lines is limited to SCS and two competitors, Coflexip Stena Offshore and Rockwater, a subsidiary of Brown and Root, itself a division of Halliburton. The Company is subject to intense competition from these offshore contractors. In certain geographical regions, and in certain product lines, SCS also competes with J. Ray McDermott Inc., Global Industries Limited and DSND. The Company also faces substantial competition from smaller regional competitors and less integrated providers of subsea services.

OTHER MATTERS

    CO-OPERATION ARRANGEMENTS

    In certain project specific situations, the Company has entered into alliances with its customers, engineering companies and other subsea services providers. The Company has an alliance with NKT Cables, which manufactures flexible flowlines and risers.

    EMPLOYEES

    The Company's workforce varies based on the Company's workload at any particular time. As of March 31, 1999, the Company had approximately 4,000 employees. A significant number of the Company's offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 1999. The Company believes that it maintains a good relationship with its employees and their unions. In addition, many workers are hired on a contract basis and are available on short notice.

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

    INSPECTION BY A CLASSIFICATION SOCIETY AND DRYDOCKING

    The hull and machinery (including diving equipment) of most of the SCS ships must be "classed" by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Certain of the SCS ships are not required to be classed, but do comply with applicable regulations.

    Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-yearly intervals. A classed ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, the Company drydocks its classed ships every second year during the winter off-season. Should any defect be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the shipowner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be "in class," and all of the Company's major classed ships currently meet that condition.

    The U.S. flagged SCS ships that are U.S. Coast Guard inspected but not classed are drydocked twice in each five year cycle. The intermediate drydocking is due between the end of the second and third years of the cycle. The U.S. flagged Load Line only ships as well as the un-classed Panama and Honduras flagged ships are drydocked according to the same schedule for Condition Surveys as required by the respective national Load Line regulations. The annual topside safety and equipment surveys are very similar to and parallel the traditional class surveys.

ITEM 2. DESCRIPTION OF PROPERTY

MAJOR ASSETS

    The Company operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of SCS's subsea activities are performed. The following table describes the Company's major assets, as of March 31, 1999:

                                                                       YEAR BUILT/                    LENGTH          OWNED/
NAME                                        CAPABILITIES              MAJOR UPGRADE       ROVS       (METERS)       CHARTERED
--------------------------------  --------------------------------  -----------------  -----------  -----------  ----------------

FLOWLINE LAY SHIPS
SEAWAY EAGLE....................  Flexible flowline lay, multi-
                                  purpose subsea construction       1997                        2          140   Owned(1)
SEAWAY CONDOR...................  Flexible flowline and umbilical lay, module handling system,
                                  trenching                         1982/1994                   2          101   Owned(1)
SEAWAY OSPREY...................  Flexible flowline and umbilical lay, accepts coiled tubing,
                                  straightener for tubing, stern
                                  roller                            1984/1992                   2          102   Owned(1)
DISCOVERY.......................  Flexible flowline lay, subsea
                                  construction                      1990                        1          120   Chartered(2)
SEAWAY FALCON...................  Rigid and flexible flowline and
                                  umbilical lay                     1976/1995/1997              2          162   Owned(1)
CONSTRUCTION SHIPS
SEAWAY HARRIER..................  Subsea construction               1985                        1           84   Owned(1)
SEAWAY PELICAN..................  Subsea construction               1986/1990                   1           94   Chartered(3)
SEAWAY HAWK.....................  Subsea construction               1978                       --           94   Owned(1)

SURVEY / INSPECTION, REPAIR AND
  MAINTENANCE SHIPS
TOISA PUMA......................  Diving support, light
                                  construction                      1985                       --           77   Chartered(4)
SEAWAY SURVEYOR.................  Survey                            1987/1991                   2           66   Chartered(5)
SEAWAY COMMANDER................  Survey                            1982/1988                   2           75   Chartered(6)
SEAWAY KINGFISHER...............  Diverless inspection, repair and
                                  maintenance                       1990/1998                   2           90   Chartered(7)
SEAWAY INVINCIBLE...............  ROV support, subsea construction  1971                       --           70   Chartered(8)
SEAWAY LEGEND...................  ROV and hardsuit diving support,
                                  subsea construction               1985/1998                   2           64   Owned(1)

                                                                       YEAR BUILT/                    LENGTH          OWNED/
NAME                                        CAPABILITIES              MAJOR UPGRADE       ROVS       (METERS)       CHARTERED
--------------------------------  --------------------------------  -----------------  -----------  -----------  ----------------
CEANIC ROVER....................  ROV support, subsea construction  1966/1991                  --           64   Chartered(9)
AMERICAN DEFENDER...............  ROV and hardsuit diving support,
                                  subsea construction               1976                        1           67   Owned(1)
AMERICAN PIONEER................  ROV and hardsuit diving support,
                                  subsea construction               1966/1996                   1           63   Owned(1)
SHALLOW WATER FLEET
AMERICAN ENDEAVOR...............  Utility tug, ROV support          1962                       --           19   Owned
AMERICAN PATRIOT................  Four-point anchor system, 40-ton
                                  crane                             1962/1997                  --           50   Owned(1)
AMERICAN CONSTITUTION...........  Four-point anchor system,
                                  saturation diving, moonpool       1997                       --           56   Owned(1)
AMERICAN DIVER..................  Diving support                    1996                       --           34   Owned
AMERICAN INDEPENDENCE...........  Four-point anchor system          1996                       --           47   Owned(1)
AMERICAN LIBERTY................  Four-point anchor system          1996                       --           35   Owned
AMERICAN RECOVERY...............  Tug, diving support               1965/1995                  --           43   Owned(1)
AMERICAN SCOUT..................  Diving support                    1978                       --           34   Owned
AMERICAN SPIRIT.................  Four-point anchor system          1961/1996                  --           36   Owned
AMERICAN STAR...................  Four-point anchor system,
                                  saturation diving                 1967/1998                  --           47   Owned(1)
AMERICAN TRIUMPH................  Four-point anchor system          1965/1997                  --           48   Owned(1)
AMERICAN VICTORY................  Four-point anchor system          1976/1997                  --           48   Owned(1)
PIPELINE OBSERVER...............  Diving support                    1982                       --           28   Owned
PIPELINE SURVEYOR...............  Diving support                    1965/1996                  --           34   Owned
AMERICAN EAGLE..................  Four-point anchor system          1996                       --           44   Owned(1)
AMERICAN PRIDE..................  Four-point anchor system          1977/1992                  --           51   Owned(1)
HEAVY LIFT SHIP / LAY BARGES /
  TUGS / OTHER
STANISLAV YUDIN.................  Heavy lift, 2,500-ton crane       1985                       --          183   Chartered(10)
NTL 900 (NAN TIAN LONG).........  Derrick lay barge                 1992                       --          100   Chartered(11)
ANNETTE.........................  Pipelay barge, marine
                                  construction                      1989/1997                  --           61   Owned
ARWANA..........................  Pipelay barge                     1998                       --           70   Owned
APM 205.........................  Barge                             1966/1997                  --           61   Owned
JASAMARINE V (EX SIN THAI HIN     Flat top barge fitted out for
  IV)...........................  inshore diving/construction       1978                       --           55   Owned
BULDRA..........................  Work barge, shallow water diving
                                  operations                        1977                       --           25   Owned
GOLEK...........................  Transport barge                   1983/1992                  --           46   Owned
DE ZHONG........................  Offshore tug, supply ship         1997                       --           64   Chartered(11)
POLKA...........................  River tug and anchor handler      1971                       --           12   Owned
KAREGINA........................  Push boat                         1979                       --            8   Owned
MINDY ANN.......................  Push boat                         1986                       --            8   Owned

------------------------

(1) Subject to mortgage under the Company's current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through September 2002, with options to extend through 2011 and with options to purchase.

(3) Chartered from DSND Shipping AS through December 1999.

(4) Chartered from Toisa Ltd. through December 2000, with options to extend through 2001.

(5) Chartered from DSND Chartering I KS through December 1999.

(6) Chartered from DSND Chartering I KS through December 1999, with options to extend through 2002.

(7) Chartered from Kingfisher DA in which the Company has a 50% ownership, for five years starting in 1998, with options to extend through December 2013 and with options to purchase.

(8) Chartered from Tidewater Inc. through September 2001 with option to purchase.

(9) Chartered from Tidewater Inc. through July 2001 with option to purchase.

(10) Chartered to SHL by a subsidiary of the ship's owner, LKMN, through October 2001 with a possibility for extensions.

(11) Chartered from Guangzhou Salvage Co., Ltd through October 2000 with options to extend through 2003.

OTHER PROPERTIES

    As of March 31, 1999, SCS owns or holds under long-term leases real estate property as described below:

                                                                                  WORK OR STORAGE
                                                                 OFFICE SPACE      SPACE OR LAND
                                                                (SQUARE METERS)   (SQUARE METERS)       STATUS
                                                               -----------------  ---------------  -----------------
Aberdeen, Scotland...........................................          7,761           103,369     Owned/Leased
Baku, Azerbaijan.............................................             66                --     Leased
Buenos Aires, Argentina......................................            100                --     Leased
Columbus, Ohio...............................................            279             8,614     Leased
Dhahran, Saudi Arabia........................................            330               750     Leased
Dundee, Scotland.............................................             --             8,234     Leased
Haugesund, Norway (1)........................................          2,570            22,860     Owned/Leased
Houston, Texas...............................................          4,208            15,489     Leased
Jakarta, Indonesia...........................................            915               601     Leased
Lagos, Nigeria...............................................            200                --     Leased
Luanda, Angola...............................................             53               690     Leased
Macae City, Brazil...........................................          1,285             3,685     Owned/Leased
Marseille, France............................................          1,005               416     Leased
New Orleans, Louisiana.......................................            305            56,658     Owned
Oxnard, California...........................................            929             6,643     Leased
Perth, Australia.............................................          1,783             2,233     Leased
Port Gentil, Gabon...........................................            305             5,070     Leased
Port Harcourt, Nigeria.......................................            400               300     Leased
Port of Fourchon, Louisiana..................................            650            74,240     Leased
Port of Iberia, Louisiana....................................          1,796            95,688     Owned
Rio de Janeiro, Brazil.......................................            295                --     Leased
Singapore....................................................            369             1,383     Leased
Stavanger, Norway............................................          3,346               100     Leased
Vancouver, Canada............................................          1,161               785     Leased

------------------------

(1) Owned subject to mortgage

ITEM 3. LEGAL PROCEEDINGS

    The Swiss Court of Insurance "Tribunal Federal des Assurances" entered a judgement on April 29, 1992 against Sogexpat S.A. ("Sogexpat"), a subsidiary of the Company, in litigation brought by a Swiss governmental entity claiming payment of social security contributions in arrears. During the year ended November 30, 1993, the Company wound up Sogexpat and transferred the employees to other Group companies. The French government has investigated Stolt Comex Seaway S.A. of France alleging violations of French labor and social security legislation, which has resulted during 1998 in a condemnation by the French Supreme Court of Stolt Comex Seaway S.A. of France and two of its former directors. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits. Some of the proceedings have recently commenced while some have already resulted in court decisions. One such decision has been appealed to the French Supreme Court. While the Company believes that its subsidiaries have meritorious defenses in these cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

    Coflexip S.A. commenced legal proceedings in the Patents Court, Chancery Division of the High Court of Justice in the U.K. against three subsidiaries of the Company claiming infringement of a certain patent relating to flexible flowline laying technology. In holdings on January 22, 1999 and January 29, 1999, the Court found the disputed patent valid. The Company has appealed. The Company has provided in the November 30, 1998 financial statements an amount to cover the estimated liability for Coflexip S.A.'s legal costs resulting from the litigation. No provision has been made for damages. The extent of the liability for damages, if any, to Coflexip S.A. for patent infringement in the U.K. is unknown at this time.

    The Company is a party to various other legal proceedings arising in the ordinary course of business.

    The Company believes that such legal proceedings will not have a material effect on the Company's business or financial condition.

ITEM 4. CONTROL OF REGISTRANT

    Except as set forth below, SCS is not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of SCS.

    Set forth below is information concerning the share ownership of all persons who owned beneficially 10% or more of the Common Share equivalents, and the beneficial ownership of all Directors and persons employed by the Company's subsidiaries who perform executive and administrative functions for the Company's combined businesses, as a group, as of March 31, 1999:

                                 NUMBER OF                     NUMBER OF                     NUMBER OF
                                  COMMON                        CLASS A                       CLASS B
NAME OF BENEFICIAL OWNER OR       SHARES       PERCENTAGE       SHARES       PERCENTAGE       SHARES       PERCENTAGE
IDENTITY OF GROUP                  OWNED        OF CLASS         OWNED        OF CLASS         OWNED        OF CLASS
------------------------------  -----------  ---------------  -----------  ---------------  -----------  ---------------
Stolt-Nielsen Transportation
  Group Ltd ("SNTG")..........     700,000           3.13%     8,800,000          44.72%     34,000,000           100%
Directors and officers as a
  group (19 persons)..........     111,350           0.50%       145,900           0.74%             --            --

                                 PERCENTAGE OF
                                 ECONOMICALLY
NAME OF BENEFICIAL OWNER OR       EQUIVALENT
IDENTITY OF GROUP                SHARES OWNED
------------------------------  ---------------
Stolt-Nielsen Transportation
  Group Ltd ("SNTG")..........         44.88%
Directors and officers as a
  group (19 persons)..........          0.44%

------------------------

(1) SNTG owns 34,000,000 Class B Shares, constituting 100% of that class. Each Class B Share represents one-half of the economic interest of one Common Share (with dividend and liquidation rights equivalent to one-half of a Common Share) and is convertible into Common Shares on a two-for-one basis. If SNSA or its affiliates dispose of Class B Shares to a third party, such Class B Shares automatically convert into Common Shares on such two-for-one basis.

    SNSA is the 100% owner of SNTG. Fiducia Ltd., a company owned by trusts of which the Stolt-Nielsen family are beneficiaries, owns approximately 61% of the outstanding Common Shares of SNSA. Jacob Stolt-Nielsen, owns all of the Founder's Shares of SNSA. The Common Shares owned by Fiducia Ltd. represent approximately 48.5% of SNSA's outstanding voting securities and the Founder's Shares owned by Mr. Stolt-Nielsen represent approximately 21% of SNSA's outstanding voting securities. The Common Shares of SNSA are traded on Nasdaq and the Oslo Stock Exchange.

ITEM 5. NATURE OF TRADING MARKET

    SCS's Common Shares are primarily traded on Nasdaq under the symbol "SCSWF". The Common Shares are also listed for trading on the Oslo Stock Exchange under the symbol "SCS". SCS's Class A Shares are listed for trading on Nasdaq as American Depositary Shares ("ADSs"), each of which represents one Class A Share, under the symbol "SCSAY" and on the Oslo Stock Exchange under the symbol "SCSA". Trading in the Class A Shares and ADSs commenced in June 1998.

    The following table sets forth, for the fiscal periods indicated, the range of high and low closing sale prices for the Common Shares and the Class A Shares, in each case to reflect the two-for-one stock split completed on January 29, 1998 and the Class A Share distribution made on June 25, 1998:

                                                                            HIGH        LOW
                                                                          ---------  ---------
NASDAQ
COMMON SHARES
1998
1st Quarter.............................................................  $  18.016  $  12.625
2nd Quarter.............................................................     24.422     14.422
3rd Quarter.............................................................     20.344      7.875
4th Quarter.............................................................     13.500      8.125
1997
1st Quarter.............................................................  $   6.594  $   4.953
2nd Quarter.............................................................      7.734      5.875
3rd Quarter.............................................................     17.797      7.547
4th Quarter.............................................................     22.141     16.391

CLASS A SHARES
1998
1st Quarter.............................................................         --         --
2nd Quarter.............................................................         --         --
3rd Quarter.............................................................  $  18.500  $   5.688
4th Quarter.............................................................     11.938      6.500

OSLO STOCK EXCHANGE (NORWEGIAN KRONER)
COMMON SHARES
1998
1st Quarter.............................................................     134.73      94.05
2nd Quarter.............................................................     178.09     115.39
3rd Quarter.............................................................     154.00      67.00
4th Quarter.............................................................     101.00      61.00

                                                                            HIGH        LOW
                                                                          ---------  ---------
1997
1st Quarter.............................................................         --         --
2nd Quarter.............................................................         --         --
3rd Quarter.............................................................     126.73      57.36
4th Quarter.............................................................     181.76     119.56

CLASS A SHARES
1998
1st Quarter.............................................................         --         --
2nd Quarter.............................................................         --         --
3rd Quarter.............................................................     143.50      45.00
4th Quarter.............................................................      83.00      45.30

    As of March 1, 1999 (the record date for voting at the Annual General Meeting), 22,361,280 Common Shares, representing 99.98% of the outstanding Common Shares, were registered in the names of 39 shareholders having U.S. addresses (although some of such shares may be held on behalf of non-U.S. persons). The Common Shares were held by a total of 44 shareholders of record. Based on communications with banks and securities dealers who hold the Common Shares in street name for individuals, the Company estimates that the number of beneficial owners of the Common Shares exceeds 3,000.

    As of March 1, 1999, approximately 5,389,336 Common Shares were registered in the names of 507 shareholders in the Norwegian Verdipapirsentralen ("VPS") system in Norway. The registration of Common Shares in the VPS system is a "sub-registrar" arrangement, effected through a U.S. nominee shareholder, so that the total number of Common Shares in the VPS system is also included in the total number of Common Shares in the preceding paragraph.

    As of March 1, 1999, there were a total of 10,354,574 ADSs of which 10,351,438 were registered in the names of 24 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and security dealers who hold SCS's ADSs in street name for individuals, the Company estimates that the number of beneficial owners of ADSs exceeds 2,000. As of such date, the ADSs represented 52.61% of the outstanding Class A Shares of SCS.

    All of the Class A Shares (including ADSs) are registered in the VPS system in Norway. As of March 1, 1999, excluding the Class A Shares held represented by ADSs and Class A Shares held by SNTG, it is estimated that the free float of Class A Shares traded on the Oslo Stock Exchange is 825,413 shares registered in the names of 193 shareholders.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

EXCHANGE CONTROLS

    SCS has been advised by Elvinger, Hoss & Prussen, Luxembourg counsel to the Company, that at the present time there are no exchange controls in existence in Luxembourg which would impact the Company's operations or affect the Company's ability to pay dividends to non-resident shareholders.

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

    There are no limitations currently imposed by Luxembourg law on the rights of non-resident SCS shareholders to hold or vote their shares.

ITEM 7. TAXATION

U.S. TAXATION

    U.S. corporations, citizens and residents will be subject to U.S. income taxation on dividends and other distributions paid by SCS and on any gains derived from the sale of SCS shares.

LUXEMBOURG TAXATION

    Other than certain former Luxembourg residents, current Luxembourg residents and those non-residents who maintain a permanent establishment in Luxembourg with which the holding of SCS Common Shares is connected, SCS shareholders are not subject to taxation in Luxembourg.

ITEM 8. SELECTED FINANCIAL DATA

    The information under the caption "Selected Consolidated Financial Data" on page 25 of the Company's 1998 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

DIVIDENDS

    The Company has made no cash dividend payments since going public in May
1993.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The information included under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition" on pages 17 through 24 of the Company's 1998 Annual Report filed with the Commission on Form 6-K is incorporated herein by reference.

RECENT DEVELOPMENTS

    For the first quarter of 1999, SCS reported a net income of $0.6 million on net operating revenue of $145.1 million. This compares with a net income of $0.9 million, before the cumulative effect of a change in accounting policy, on net operating revenue of $92.4 million for the same period in 1998. The results for the first quarter of 1998 have been restated to reflect the change in drydocking accounting policy that occurred in the third quarter of 1998. Net income in the first quarter of 1998 after the effect of the change in accounting policy for drydocking was $4.0 million.

    On December 9, 1998, the Company acquired the remotely operated vehicle business of Dolphin A/S in a cash transaction for $16.9 million.

    In March 1999 the Company acquired the diving division of J. Ray McDermott Inc. in the Gulf of Mexico and is now providing all diving and related subsea services to J. Ray McDermott Inc. in this region for a five-year period under an exclusive agreement.

    Subsequent to November 30, 1998, the Company reached agreement for a new credit facility with Den norske Bank ASA, Bank of America NT & SA, Midland Bank plc, and ASKL-CGER Bank nv/sa. This new facility is in the form of a five year revolving credit line. The initial available amount is $150 million which will be reduced by $12.5 million semi annually leaving $37.5 million due at maturity. This facility will be used to repay the long-term debt due to SNSA of $150 million.

THE YEAR 2000 ISSUE

    The Company has established a company-wide initiative to identify, evaluate and address Year 2000 issues. Beginning in 1997 the Company's Year 2000 effort has encompassed five main areas; asset integrity, information technology, infrastructure, business systems and commercial integrity, and is split into five main phases. These phases, the first three of which are largely complete, are: an awareness program for the Company's staff, a complete inventory of the issues, development of an action plan, testing and redevelopment of systems and the development of a business contingency plan. In addition the project includes a review of the Year 2000 compliance efforts of key suppliers, customers and other principal business partners.

    Work is progressing on the testing and redevelopment phase of the project and this is planned to be substantially complete by June 1999 for all those areas assessed to be of high or medium impact to the business. The Company's ability to meet that target is dependent on a variety of factors including the timely provision of necessary upgrades and notifications by suppliers. In addition the Company has no method of ensuring that third parties who supply essential services such as utilities will convert their critical systems and processes in a timely manner. Failure or delay by any of these parties could significantly disrupt the business. However a supplier compliance program has been established and the Company is working with its key suppliers to minimize such risks.

    It is currently estimated that the Company will incur approximately $0.6 million of expenses through 2000 in connection with the efforts on Year 2000 issues. At March 31, 1999 the Company had incurred $0.2 million. The timing of the expenses may vary and are not necessarily an indication of the progress to date on the project.

    The Company has started contingency planning for critical operational areas that may be affected by the Year 2000 issue and expects to have a full plan in place by June 1999. This will include contingency plans which may be required should any third parties fail to achieve Year 2000 compliance.

    While the Company believes its efforts to address the Year 2000 issue will be successful in avoiding any material adverse effect on the Company's operations or functional condition, it recognizes that failing to resolve Year 2000 issues on a timely basis would, in a "most reasonably likely worst case scenario", significantly limit its ability to provide its services for a period of time, especially if such failure occurs in conjunction with third party or infrastructure failures.

    Similarly, the Company could be significantly affected by the failure of one or more significant suppliers, customers or components of the infrastructure, to conduct their respective activities after 1999. Adverse effects on the Company could include, among other things, business disruption, increased costs, and loss of business.

FORWARD-LOOKING STATEMENTS

    This Report contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements in the subsections of "Management's Discussion and Analysis of Financial Condition and Results of Operations" entitled "Overview", "North Sea", "Asia Pacific", "Gulf of Mexico", "Liquidity and Capital Resources", "Euro", "The Year 2000 Issue", "Subsequent Events", "Market Risk Discussion" and "Impact of New Accounting Standards". In addition, this Report contains forward-looking statements relating to the Company's performance in the "Description of Business" section. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; project performance; availability and reliability of ships and other assets; availability, terms, and deployment of capital; the ability of the Company and its significant customers and suppliers to successfully implement timely Year 2000 solutions; availability of qualified personnel; changes in, or failure or inability to comply with, governmental regulations; adverse weather conditions; and other factors referenced in this Report.

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

    OPERATING RISKS

    Subsea services involves operational risk and is increasingly dependent on large, expensive, special-purpose ships and equipment. Hazards, such as ships capsizing, sinking, grounding, colliding and sustaining damage from severe weather conditions are inherent in the marine operations of subsea services. These hazards can cause personal injury and loss of life, severe damage to, and destruction of, property and equipment, pollution or environmental damage and suspension of operations. All employees engaged in SCS's offshore operations are covered by provisions of local and maritime laws, which generally provide that employees or their representatives can bring actions against SCS for damages for job-related injuries. In addition, although SCS generally seeks to obtain indemnity agreements whenever possible from its customers requiring such customers to hold SCS harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface, when obtained such contractual indemnification does not generally cover liability resulting from the gross negligence or wilful misconduct of or violation of law by employees or subcontractors of SCS and may not in all cases be supported by adequate insurance maintained by the customer.

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

    On some projects the Company may be performing work under joint venture agreements where the Company and its partner are jointly and severally liable towards the customer for the performance of the contract while they between themselves carry the full responsibility only for their own share of the work. If the Company's joint venture partner in such arrangement fails to fulfill its obligations, the Company could have to carry the resultant liability towards the customer.

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

    SEASONALITY

    Over the past three years, approximately two-thirds of the Company's revenue has been generated from work performed in the North Sea. In the future there is likely to be increased activity in the Gulf of Mexico. Although it is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea and the Gulf of Mexico generally result in less activity in these regions during the winter months. Therefore, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

    DEPENDENCE ON SIGNIFICANT CUSTOMERS

    SCS's major customers are oil companies and large offshore contractors. During 1998, one of SCS's customers accounted for more than 22%, and SCS's top seven customers accounted for approximately 60%, of SCS's net operating revenue. The loss of any one or more of these significant customers could have a material adverse effect on SCS.

    COMPETITION

    The subsea business is highly competitive, and offshore subsea contractors compete intensely for available projects. Contracts for SCS's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment, and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of SCS's competitors and potential competitors are larger and have greater financial and other resources than SCS. In addition, increased activity levels may attract additional competitors or equipment to the market and inhibit pricing improvement.

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

    While the Company currently insures its ships against property loss due to a catastrophic marine disaster, mechanical failure or collision, the loss of any ship as a result of such an event could result in a substantial loss of revenues, increased costs and other liabilities in excess of available insurance and could have a material adverse effect on operating performance. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting large claims.

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

    In addition, the Company could be held liable for remediation of, and damages arising from, pollution caused by its ships and for releases of oil and hazardous substances and debris from offshore production platforms, pipelines, subsea facilities and other assets owned or operated by its customers, and for releases resulting from activities of, or equipment owned by, its subcontractors. Although the Company generally negotiates contractual provisions requiring customers to indemnify the Company in the event any such liability is imposed, the Company has not obtained such indemnification in all cases. Moreover, such indemnification does not generally cover liability resulting from the gross negligence or wilful misconduct of, or violation of law by, employees or subcontractors of the Company.

    CERTAIN FINANCIAL REQUIREMENTS

    The Company is party to material bank credit and other financing agreements which impose certain financial requirements such as limitations on debt and the types of businesses the Company may engage in. At the end of 1998, the Company was in compliance with all of these credit/financing agreements. Except for these financial requirements, none of these agreements imposes material restrictions on the ability of the Company to incur additional indebtedness or operate its businesses. Although management believes that current operating plans will not be restricted by these requirements in the future, changes in economic or business conditions, results of operations or other factors may in the future result in circumstances in which the requirements restrict the Company's plans or business operations

    LEVERAGE

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

    INTEREST RATES

    Approximately 40% of the Company's long-term indebtedness at March 31, 1999 is accrued at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates may increase the Company's interest cost.

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

    FOREIGN CURRENCY FLUCTUATIONS

    Substantial portions of the Company's revenue and expenses are denominated in currencies other than U.S. dollars. Fluctuations in these currencies can have a significant impact on the Company's financial results. The Company engages in hedging programs intended to reduce part of the Company's short-term exposure to currency fluctuations. However, there can be no assurances that such efforts will be successful. Hedging is limited to known and foreseeable exposures that develop through normal business operations and to long-term business investments. The Company does not attempt to hedge foreign earnings that are translated into dollars for reporting purposes. Foreign currency fluctuations have had and will continue to have an impact on reported financial results.

    TAXES

    The Company's operations are conducted in Norway and the U.K. as well as certain other countries in Europe, Africa, the Middle East, Asia Pacific, North America and South America. Net income earned from operations in most of such countries are subject to corporate income taxes and withholding taxes on dividends paid to other members of the Company's group.

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

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposure and takes advantage of natural offsets and enters into derivative transactions for the remaining currency exposures in accordance with the Company's policies. The financial impact of these instruments are offset by corresponding changes in the underlying exposure being hedged. The Company does not hold or issue derivative instruments for trading purposes.

    The primary purpose of the Company's foreign currency hedging activities is to protect against the volatility associated with foreign currency liabilities or receipts created in the normal course of business. The Company's policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options with a duration of generally less than twelve months.

    The Company uses a value-at-risk ("VAR") model to assess the market risk of its derivative financial instruments. The model utilizes a variance/covariance modeling technique. VAR models are intended to measure the maximum potential loss for an instrument or portfolio assuming adverse changes in market conditions, for a specific time period and confidence level. The Company's estimated maximum potential one day loss in fair value of foreign exchange rate instruments, calculated using the VAR model given a

95% confidence level, would not materially affect the consolidated financial position, results of operations, or cash flow. Actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

    Based on the Company's overall interest rate exposures as of March 31, 1999, a near-term change in interest rates would not materially affect the consolidated financial position, results of operations, or cash flows.

    All of the Company's derivative activities are over the counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. All of the Company's derivative instruments are straight forward foreign exchange forward contracts which subject the Company to a minimum level of exposure risk. The Company does not consider it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    SCS is a Luxembourg holding company and does not have officers as such. The following is a list of the Directors of the Company and persons employed by its subsidiaries who perform the indicated executive and administrative functions for the combined business of the Company's subsidiaries:

NAME                                           AGE*                              POSITION
------------------------------------------     -----     --------------------------------------------------------
Jacob Stolt-Nielsen.......................          67   Chairman of the Board of Directors
Christopher J. Wright.....................          64   Deputy Chairman of the Board of Directors
Alan Brunnen..............................          37   Chief Operating Officer and Vice President, U.K.
Andre Bursaux.............................          47   Vice President, SEAME
Brian Butler..............................          49   Vice President, Asia Pacific
Paul Frikstad.............................          48   Chief Financial Officer
John P. Laborde...........................          74   Director
Phillippe Lamoure.........................          46   Vice President, South America
Bjorn Myklatun............................          51   Vice President, Norway
Kevin Peterson............................          41   Vice President, North and Central America
Fernand Poimboeuf.........................          66   Director
Malcolm Seeley............................          47   Vice President, Engineering
J. Frithjof Skouveroe.....................          55   Director
Julian Thomson............................          50   Group Manager, Marketing and Communications
Stephen Vorley............................          44   Vice President, Field Development
Bernard Vossier...........................          54   Chief Executive Officer
Tom Welsh.................................          41   Vice President, Operations
Alan West.................................          40   Vice President, Subsea Construction
Mark Woolveridge..........................          64   Director

------------------------

*   As of March 31, 1999.

    Under the terms of the Company's Articles of Incorporation, its Directors may be elected for terms of up to six years and serve until their successors are elected. It has been the Company's practice to elect directors for one year terms. Under the Articles, the Board consists of not fewer than three Directors. As of March 31, 1999, the Company's Board of Directors consisted of six members.

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

    Mr. Brunnen was appointed Chief Operating Officer on February 15, 1999. He joined Seaway in 1992 and was involved in managing several major projects prior to his appointment as Vice President, U.K. in 1995, a role which he continues to fulfill. Prior to his appointment as Chief Operating Officer, he held the position of Vice President, Organization and Process Development from February 15, 1998.

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

    Mr. Frikstad joined the Company as Chief Financial Officer in June 1995. He was previously Vice President, Offshore, in Mosvold Shipping A.S. and has more than twenty years of experience in the offshore industry working for oil companies and oil service contractors.

    Mr. Laborde has been a Director since 1993. He retired in 1995 as Chairman of the Board, President and Chief Executive Officer of Tidewater Inc. and continues to serve as a member of the Board of Directors of Tidewater. He is now Chief Executive Officer of Laborde Marine Lifts, Inc. and also serves on the boards of Stone Energy Corporation and Stewart Enterprises as well as the Council of the American Bureau of Shipping. Mr. Laborde is a U.S. citizen.

    Mr. Lamoure was appointed Vice President, South America, as of March 1, 1995. He has been employed by the Company since 1974 when he joined Comex, most recently General Manager for the Company's operations in France, Africa and South America from 1994 to March 1995 and Operations Manager in Brazil from 1981 to 1994.

    Mr. Myklatun joined the company as Vice President, Norway as of September 7, 1998. Prior to joining the Company, he held the position of Managing Director of Groner A.S. and has more than 23 years engineering experience in the North Sea.

    Mr. Peterson was appointed Vice President, North and Central America on August 18, 1998, upon the acquisition of Ceanic Corporation. He has held various senior management positions in the offshore industry over the last 25 years.

    Mr. Poimboeuf was appointed as a Director to the Company on April 16, 1998. He has had a career of 33 years with Elf Aquitaine which included periods as Deputy General Manager in Gabon, Executive Vice President of Texasgulf Inc. in Houston and General Manager in Angola. Mr. Poimboeuf is a French citizen.

    Mr. Seeley was appointed Vice President, Engineering, as of September 27, 1996. He joined Comex in 1976 and was initially involved in engineering and design engineering projects prior to being appointed manager for a number of major subsea construction and development projects.

    Mr. Skouveroe has been a Director since 1993. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by SNSA in 1992. From 1985 to 1990, he was President and Second Vice Chairman of Seaway. From 1982 until 1985, Mr. Skouveroe served as President of Stolt-Nielsen Seaway Contracting A/S, a predecessor of Seaway. Mr. Skouveroe is a Norwegian citizen.

    Mr. Thomson first joined Seaway in September 1990 as Business Development Manager. He rejoined the Company in November 1995 as Group Manager, Marketing and Communications. A former Royal Navy officer, he has 20 years of experience, most of which have been in the offshore and subsea industry.

    Mr. Vorley was appointed Vice President, Field Development, as of July 17, 1995. He joined Comex in 1983 and prior to 1995 worked in engineering, project and commercial posts in the U.K. and Norway.

    Mr. Vossier was appointed Chief Executive Officer of the Company as of May 23, 1995. He previously served as Chief Operating Officer of the Company from December 1994 to May 1995. He joined Comex in 1974 and has held numerous management positions in operations and marketing.

    Mr. Welsh was appointed Vice President, Operations, as of December 1, 1998. He first worked for Comex from 1985 to 1988. After working as a consultant for a number of years he rejoined the Company in 1992 and worked in engineering and project management roles on a number of important projects as well as Vice President, Flowline Lay, prior to his current position.

    Mr. West was appointed Vice President, Subsea Construction, as of July 17, 1995. He joined Comex in 1982 and has worked in engineering and the management of major projects in the North Sea and other parts of the world.

    Mr. Woolveridge has been a Director since 1993. He held a number of positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He also was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the board of BP Oil Ltd. Mr. Woolveridge is a British citizen.

    CHANGES SINCE MARCH 31, 1999

    Mr. Niels Gregers Stolt-Nielsen was elected as a Director on April 15, 1999. Mr. Stolt-Nielsen has also served as Managing Director of Stolt Sea Farm since June 1996. He previously worked in Stolt-Nielsen's transportation group. He is a Norwegian Citizen.

    Mr. Niels Gregers Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    As described above, SCS does not have officers, but certain persons employed by its subsidiaries perform executive and administrative functions for the combined business of the Company's subsidiaries. The aggregate annual compensation paid to the 13 officers performing such executive functions for SCS, as a group, for the fiscal year ended November 30, 1998 (including certain benefits) was $2,426,000. In addition, $178,000 was contributed on behalf of such officers to defined contribution pension plans. During 1998, Directors of Stolt Comex Seaway S.A. who were affiliated with the Company or a subsidiary of SNSA received no compensation for their services, as such, but received reimbursement of their out-of-pocket expenses. All non-executive directors of the Company received an annual fee of $20,000, plus expenses in 1998.

PROFIT SHARING PLAN

    SCS has a Profit Sharing Plan which pays 10% of the Company's net profit (after specified adjustments) to its officers and employees worldwide other than those covered by collective bargaining agreements. The determination of an employee's individual award is based on performance, salary and overall contribution to the Company. The Profit Sharing Plan is administered by a Compensation Committee appointed by the SCS Board of Directors. For the fiscal year ended November 30, 1998, a total provision of $5,700,000 has been made for payment under the Profit Sharing Plan. The payment of Profit Sharing for 1998 will not be made until July 1999 and the portion to be allocated to officers has not yet been determined.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    The Company has a Stock Option Plan (the "Plan") covering 3.3 million Common Shares and 1.6 million Class A Shares. Options may be granted under the Plan exercisable for periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The Plan is administered by a Compensation Committee appointed by the SCS Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

    As of April 30, 1999, a total of 1,137,400 options exercisable for Common Shares and 340,965 options exercisable for Class A Shares had been granted to the Company's subsidiaries' employees, of which 615,555 Common and 314,465 Class A Shares remain outstanding and 264,880 Common and 137,316 Class A Shares are currently exercisable. Of the total remaining outstanding, options for 467,254 Common Shares and 143,812 Class A Shares have been granted to employees who are Directors and executive officers of SCS. The outstanding options are exercisable at the respective prices set forth below and expire on the dates indicated:

                                                                        OPTIONS
                                                           OPTIONS     CURRENTLY     EXERCISE
AWARD YEAR                                               OUTSTANDING  EXERCISABLE      PRICE      EXPIRATION DATE
-------------------------------------------------------  -----------  -----------  -------------  ---------------
COMMON SHARES
1993...................................................      11,580       11,580    $    5.1667         May 2003
1994...................................................      27,875       27,875         3.0000         Apr 2004
1995...................................................      87,000       65,250         2.7917         Jun 2005
1996...................................................      96,500       72,375         2.7083         Mar 2006
1997...................................................     175,600       87,800         5.7917         Mar 2007
1998...................................................     217,000           --        16.5830         Jun 2008
                                                         -----------  -----------
  Total................................................     615,555      264,880
                                                         -----------  -----------
                                                         -----------  -----------

CLASS A SHARES
1993...................................................       5,790        5,790    $    5.1667         May 2003
1994...................................................      13,375       13,375         3.0000         Apr 2004
1995...................................................      47,750       35,813         2.7917         Jun 2005
1996...................................................      51,250       38,438         2.7083         Mar 2006
1997...................................................      87,800       43,900         5.7917         Mar 2007
1998...................................................     108,500           --        16.5830         Jun 2008
                                                         -----------  -----------
  Total................................................     314,465      137,316
                                                         -----------  -----------
                                                         -----------  -----------

    As part of the acquisition of the former Ceanic Corporation, holders of Ceanic shares were entitled to exercise all vested and one-third of their unvested Ceanic options, or to convert any portion thereof to vested SCS Common Shares. Their remaining two-thirds unvested Ceanic shares were automatically converted to unvested SCS Common Shares at the date of acquisition. As of April 30, 1999, a total of 1,018,908 options exercisable for Common Shares and nil options exercisable for Class A Shares had been granted to the Company's subsidiaries' employees. Options outstanding and options currently exercisable as of April 30, 1999 include 953,201 Common and nil Class A Shares and 139,179 Common and nil Class A Shares, respectively. The following table reflects this:

                                                                        OPTIONS
                                                           OPTIONS     CURRENTLY     EXERCISE
AWARD YEAR                                               OUTSTANDING  EXERCISABLE      PRICE      EXPIRATION DATE
-------------------------------------------------------  -----------  -----------  -------------  ---------------
COMMON SHARES
1994...................................................       3,838        3,838    $    5.2100         Jul 2004
1996...................................................       5,758        5,758         5.8200         Apr 2006
1997...................................................     197,665           --         6.2500         Apr 2007
1997...................................................      15,353           --         7.4700         Jun 2007
1997...................................................       7,676        7,676         7.8200         Jun 2007
1997...................................................     500,294       85,443        10.8100         Sep 2007
1997...................................................       9,596           --         8.3800         Dec 2007
1998...................................................       7,196        2,399         7.8200         Jul 2008
1998...................................................       7,677           --         6.7700         Feb 2008
1998...................................................       3,839           --         7.1200         Feb 2008
1998...................................................       3,839           --         6.7000         Feb 2008
1998...................................................      19,190           --         7.3800         Feb 2008
1998...................................................       1,919           --         8.7300         Mar 2008
1998...................................................       8,636        2,879         8.4200         Mar 2008
1998...................................................       7,676           --        10.2900         Mar 2008
1998...................................................      17,274        9,596        10.2500         Apr 2008
1998...................................................      14,393        4,797        11.2000         May 2008
1998...................................................      52,294        5,278        10.7700         Mar 2008
1998...................................................      47,977           --        11.0300         May 2008
1998...................................................       5,757           --        10.9900         May 2008
1998...................................................       5,758        1,919        10.3300         May 2008
1998...................................................       9,596        9,596         7.3800         Nov 2008
                                                         -----------  -----------
Total                                                       953,201      139,179
                                                         -----------  -----------
                                                         -----------  -----------

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The discussion of related party transactions appearing as Note 14 to Consolidated Financial Statements, which is part of Item 18 of this Report, is incorporated herein by reference.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

    None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

    The Company has elected to provide financial statements for the fiscal year ended November 30, 1998 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

    1. Consolidated Financial Statements of Stolt Comex Seaway S.A. and Subsidiaries

       Report of Independent Public Accountants.

       Consolidated Balance Sheets as of November 30, 1998 and 1997.

       Consolidated Statements of Income for the years ended November 30, 1998, 1997 and 1996.

       Consolidated Statements of Shareholders' Equity for the years ended November 30, 1998, 1997, and 1996.

       Consolidated Statements of Cash Flows for the years ended November 30, 1998, 1997 and 1996.

       Notes to Consolidated Financial Statements.

    The consolidated financial statements and related notes referred to above and the report of Arthur Andersen, the Company's independent public accountants, appearing on pages 26 through 45 of the Company's 1998 Annual Report filed with the Securities and Exchange Commission on Form 6-K are incorporated herein by reference.

    2. Report of Independent Public Accountants on Schedules

       Supplementary Schedules

       Schedule II Valuation and Qualifying Accounts

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements.

       See list in Item 18.

    (b) Exhibits.

       2.1   Consent of Arthur Andersen, Independent Public Accountants.
       2.2   Consent of Elvinger, Hoss & Prussen.
       2.3   Amended Articles of Incorporation.
       2.4   Company's 1998 Annual Report, pages 17 through 45.
       2.5   Revolving Credit Facility, dated as of December 19, 1997, among Stolt Comex
             Seaway S.A., Midland Bank plc, Den norske Bank ASA and the Banks listed therein.
       2.6   Loan Facility Agreement, dated April 1, 1999, among Adviesburo Energietechniek
             Van De Pol B.V., Stolt Comex Seaway S.A., Den norske Bank ASA, Bank of America
             National Trust and Savings Association and the Banks listed therein.
        27   Financial Data Schedule.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                STOLT COMEX SEAWAY S.A.

                                By:  /s/ CHRISTOPHER J. WRIGHT
                                     -----------------------------------------
                                     Name: Christopher J. Wright
                                     Title: Deputy Chairman of the Board of
                                            Directors

                                By:  /s/ PAUL FRIKSTAD
                                     -----------------------------------------
                                     Name: Paul Frikstad
                                     Title: Chief Financial Officer

Date: May 12, 1999

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

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO STOLT COMEX SEAWAY S.A.:

    We have audited in accordance with generally accepted auditing standards in the United States, the consolidated financial statements included in Stolt Comex Seaway S.A.'s Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated February 24, 1999. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedules listed in the Index on page F-1 are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                           ARTHUR ANDERSEN

Glasgow, Scotland
May 11, 1999

                                                                     SCHEDULE II

                    STOLT COMEX SEAWAY S.A. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                             (AMOUNTS IN THOUSANDS)

                                                 BALANCE AT    CHARGED TO    WRITE-OFFS
                                                BEGINNING OF    COSTS AND    AGAINST THE     OTHER ADD     BALANCE AT
                                                   PERIOD       EXPENSES       RESERVE     (DEDUCT) (A)   END OF PERIOD
                                                -------------  -----------  -------------  -------------  -------------
For the year ended November 30, 1996:
Allowance for doubtful accounts...............    $   1,449     $   1,123     $    (124)     $     (24)     $   2,424
                                                     ------    -----------        -----          -----         ------
                                                     ------    -----------        -----          -----         ------
For the year ended November 30, 1997:
Allowance for doubtful accounts...............    $   2,424     $     222     $    (137)     $    (300)     $   2,209
                                                     ------    -----------        -----          -----         ------
                                                     ------    -----------        -----          -----         ------
For the year ended November 30, 1998:
Allowance for doubtful accounts...............    $   2,209     $   2,766     $    (282)     $      12      $   4,750
                                                     ------    -----------        -----          -----         ------
                                                     ------    -----------        -----          -----         ------

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.