Form 20-F
period 1999-11-30
STOLT OFFSHORE S A
filed 2000-05-31
CIK 898685

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

                            ------------------------

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 1999
                         COMMISSION FILE NUMBER 0-21742

                            ------------------------

                              STOLT OFFSHORE S.A.

             (Exact name of Registrant as specified in its charter)
                                   LUXEMBOURG
                (Jurisdiction of incorporation or organization)
                          C/O STOLT OFFSHORE M.S. LTD
                                BUCKSBURN HOUSE
                                   HOWES ROAD
                          ABERDEEN AB16 7QU, SCOTLAND
                    (Address of principal executive offices)

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
REPORT:

Common Shares, $2.00 par value:.........................  22,456,565
Class A Shares, $2.00 par value:........................  19,710,800
Class B Shares, $2.00 par value:........................  34,000,000

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

                            Item 17 / / Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                                      PAGE
                                                                                    --------
PART I
          Item 1.     Description of Business.....................................      1
                        General...................................................      1
                        History...................................................      1
                        Business Strategy.........................................      3
                        Description of Operations.................................      3
                        Segmental and Geographic Distribution.....................      5
                        Customers.................................................      7
                        Regulation................................................      7
                        Competition...............................................      7
                        Other Matters.............................................      8
          Item 2.     Description of Property.....................................     10
                        Major Assets..............................................     10
                        Other Properties..........................................     12
          Item 3.     Legal Proceedings...........................................     12
          Item 4.     Control of Registrant.......................................     13
          Item 5.     Nature of Trading Market....................................     14
          Item 6.     Exchange Controls and Other Limitations Affecting Security       15
                      Holders.....................................................
                        Exchange Controls.........................................     15
                        Limitations Affecting Shareholders........................     15
          Item 7.     Taxation....................................................     16
                        U.S. Taxation.............................................     16
                        Luxembourg Taxation.......................................     16
          Item 8.     Selected Financial Data.....................................     16
                        Dividends.................................................     16
          Item 9.     Management's Discussion and Analysis of Financial Condition      16
                      and Results of Operations...................................
                        Recent Developments.......................................     16
                        Year 2000.................................................     17
                        Forward-looking Statements................................     17
                        Factors Affecting Revenues and Costs......................     18
          Item 9A.    Quantitative and Qualitative Disclosures about Market            21
                      Risk........................................................
          Item 10.    Directors and Officers of Registrant........................     23
          Item 11.    Compensation of Directors and Officers......................     25
                        Profit Sharing Plan.......................................     25
          Item 12.    Options to Purchase Securities From Registrant or                25
                      Subsidiaries................................................
          Item 13.    Interest of Management in Certain Transactions..............     27
PART
III
          Item 15.    Defaults Upon Senior Securities.............................     28
          Item 16.    Changes in Securities, Changes in Security for Registered        28
                      Securities and Use of Proceeds..............................
PART IV
          Item 17.    Financial Statements........................................     28
          Item 18.    Financial Statements........................................     28
          Item 19.    Financial Statements and Exhibits...........................     62

------------------------

NOTE: OMITTED ITEMS ARE INAPPLICABLE.

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

    Stolt Offshore S.A. ("Stolt Offshore") is a holding company which through its subsidiaries is the leading subsea contractor to the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline and pipeline lay and construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.

    In this Report, "Company" refers to Stolt Offshore and, unless the context otherwise requires, its consolidated subsidiaries. References to Company activities by years refer to fiscal years ended November 30. Stolt Offshore was incorporated in Luxembourg in 1993 as the holding company for all of the Company's activities. References to matters relating to the Company for periods prior to the incorporation of Stolt Offshore in 1993 refer to such matters in respect of the combined business of Comex Services S.A. ("Comex"), Stolt-Nielsen Seaway A/S ("Seaway"), and their respective consolidated subsidiaries.

    On April 13, 2000, the Company changed its name from Stolt Comex Seaway S.A. to Stolt Offshore S.A. This change was made in recognition of the continuing evolution into a larger and more diverse company following the acquisition of ETPM S.A. in December 1999.

    The Company is an indirect subsidiary of Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company which, through its subsidiaries, is engaged in three businesses: Transportation Services, Subsea Services and Seafood. As of
April 30, 2000, SNSA retains an economic interest of 47.5% and voting rights of 61.3% in Stolt Offshore.

    The Company's Common Shares and Class A Shares are currently traded on both the Nasdaq National Market ("Nasdaq") and on the Oslo Stock Exchange ("OSE").

    The registered office of Stolt Offshore is located at 26, rue Louvigny, Luxembourg and it is registered in the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B 43172." The principal executive offices of the Company are c/o Stolt Offshore M.S. Ltd., Bucksburn House, Howes Road, Aberdeen, AB16 7QU, Scotland, telephone number (44) 1224 718200.

HISTORY

    The subsea services industry developed as a support service to the oil and gas industry and has grown as that industry has increasingly relied upon the development of offshore fields to meet increased demand for oil and gas. The offshore production of oil began in the Gulf of Mexico in the mid 1960s and, by the end of the decade, had spread to the more hostile and deeper waters of the North Sea. Although oil and gas producing companies perform some of their own subsea construction, maintenance and repair work, subsea services has developed as a separate industry, principally because of the need to develop new and advanced technologies, expertise and custom-designed equipment and because of the oil industry's refocus on its core oil and gas production business.

    A publicly-traded company since May 1993, Stolt Offshore was established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor, which pioneered deep water saturation diving and subsea construction using both manned and unmanned techniques. Seaway operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and remotely operated vehicles ("ROVs") to support operations in hostile deep water environments.

    Stolt Offshore completed an initial public offering of 6,000,000 Common Shares in May 1993, raising additional share capital of approximately
$43 million. During 1997 Stolt Offshore raised additional share capital of approximately $240 million by means of two equity offerings. These proceeds are net of offering expenses of $11 million. In March 1997, 8,050,000 Common Shares were sold by the Company, and during November 1997, an additional 4,000,000 Common Shares were sold. Concurrent with the March offering the Company exchanged debt due to an affiliate of SNSA for 14,000,000 Class B Shares. Concurrent with the November offering SNSA sold 4,000,000 Common Shares which had been converted from 8,000,000 Class B Shares.

    On January 9, 1998, the Company completed a two-for-one stock split which was effected by means of a stock dividend distribution. On June 25, 1998, the Company issued a stock dividend in the form of one new Class A Share for each two Common Shares. All share data and per share data have been restated to reflect this.

    In August 1998, Stolt Offshore acquired Ceanic Corporation ("Ceanic"), a publicly traded Houston-based subsea contractor, for approximately
$219 million. Ceanic provides both subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services and products to domestic industrial and governmental customers. With Ceanic, Stolt Offshore took ownership of a substantial fleet of ships, ROVs, and other related technologies.

    The acquisition of Ceanic was strategically important for Stolt Offshore to access the growing deep water market for subsea services in the Gulf of Mexico, and to strengthen the dialogue with Houston-based oil and gas companies with regard to providing them with subsea services for their worldwide needs.

    In December 1998, the Company acquired the ROV business of Dolphin A/S for approximately $17 million. This acquisition included 21 ROVs, the majority of which are on long-term contracts to major oil companies in Norway.

    On December 7, 1999, the Company announced the completion of a transaction to form a joint venture entity, NKT Flexibles I/S, for the manufacture of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. NKT Flexibles I/S is owned 51% by NKT Holdings A/S, and 49% by Stolt Offshore. The Company issued 1,758,242 Class A Shares with an average guaranteed value of $14.475 per share and paid approximately $10.5 million in cash for its 49% interest in NKT Flexibles I/S, a total consideration of approximately
$36 million.

    On December 16, 1999, the Company announced the acquisition of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe GTM S.A. ("GTM"), the construction affiliate of Suez Lyonnaise des Eaux S.A. ETPM is a French limited liability company which through subsidiaries is a leading player in the development of traditional and offshore oil and gas fields. It carries out a full range of turnkey contracts covering design, procurement, fabrication, installation and commissioning of offshore platforms and specialized structures as well as the laying of subsea pipelines.

    The Company paid GTM $130 million in cash and 6,142,847 Class A Shares. The Class A Shares delivered to GTM are subject to a minimum guaranteed price which is expected to give GTM a total price for its ETPM shares of between $238 and $244 million.

    The guaranteed minimum share price is $17.50 per share for the first six months after closing and increases by $0.25 every six months up to a maximum of $18.50 per share after 24 months. For the first 24 months after closing, GTM is free to sell all or part of their Stolt Offshore shares at any time. Stolt Offshore will only be obliged to honor its minimum price guarantee in the event Stolt Offshore elects to arrange such sale. From the period of 24 to 30 months after the closing, Stolt Offshore may at its sole discretion and upon written notice to GTM cause GTM to sell its shares in Stolt Offshore. From the period of 24 to 30 months after the closing, GTM continues to have the right to sell all or part of its shares in Stolt Offshore. For those shares that GTM has not sold by the thirtieth month after the closing, GTM can require Stolt Offshore to sell GTM's shares in Stolt Offshore and the minimum price guarantee will apply. After 30 months after closing, the guarantee lapses.

    The minimum guaranteed price for the shares issued to GTM was based on negotiations between the parties. The price at which the shares were subscribed was the closing price on Nasdaq on December 9, 1999 at $10.625 per Class A Share.

    In addition the Company has entered into a hire purchase arrangement for two ships owned by GTM, the DLB (derrick lay barge) POLARIS and the DLB 801, with an early purchase option after two years. The net present value of this arrangement is approximately $32 million.

    On February 25, 2000, the Company issued 10,341,261 Class A Shares to Stolt-Nielsen Transportation Group (SNTG), a wholly owned subsidiary of SNSA, following the contribution by SNTG to Stolt Offshore of shares in a subsidiary of SNTG. The net book value of the subsidiary contributed was $100 million, represented by debt receivable for which a subsidiary of Stolt Offshore is liable. By this transaction Stolt Offshore becomes 100% owner of such subsidiary and the Company does not thereby acquire any other assets than such debt receivable. The share price for the debt conversion was determined based on the price per Class A Share during the period November 1, 1999 to November 18, 1999.

    The issuance of 10,341,261 Class A Shares to SNTG was approved by the board of Stolt Offshore on February 18, 2000. SNTG has contributed the shares in the subsidiary and has subscribed to the new shares. The transaction has led to a reduction in the external debt of Stolt Offshore of $100 million.

    At the Stolt Offshore board meeting on May 5, 2000, the issuance of an additional 9.43 million Class A shares to SNTG was approved. This will take effect on or about May 26, 2000. This will increase SNSA's ownership of Stolt Offshore to approximately 53%.

BUSINESS STRATEGY

    The Company's strategy has for some years been to enhance its position as a full-service subsea contractor providing technologically advanced and cost effective life-of-field subsea services to its customers. With the recent merger activities amongst the major oil companies it is clear that they are now looking for contractors with a greater range of assets and technologies and who are able to offer them a world wide service for both new construction and field maintenance services.

    The ETPM acquisition enables the Company to offer a much wider range of engineering and pipelay services and also to provide fixed or floating production platforms. The Company is therefore able to supply a complete field development solution for the first time.

    Different operators require differing scopes of service in the various regions of the world. The Company now has the ability to offer a complete engineering, procurement, installation and commissioning ("EPIC") contracting service, from wellhead to production platform or to undertake any part of the engineering and installation package that may be required by individual operators.

DESCRIPTION OF OPERATIONS

    The Company is one of the largest subsea services contractors in the world, providing technologically sophisticated offshore and subsea engineering, flowline and trunkline lay, subsea construction and inspection, maintenance and repair services to its customers in the offshore oil and gas industry. Stolt Offshore develops and applies innovative and cost efficient subsea techniques that address the evolving technical needs of oil and gas companies which are increasingly developing oil and gas fields in deeper and more demanding offshore environments. Stolt Offshore has operated in more than 60 countries worldwide and currently operates in over 20 countries. The Company's backlog at April 30, 2000 stands at $1,100 million, of which $574 million is for 2000. This compares to a backlog, adjusted to include ETPM, at April 30, 1999 of $1,211 million, of which $757 million was for 1999.

    The Company's services cover activities during all phases of offshore oil and gas operations from exploration to decommissioning. During the exploration phase, the Company provides seabed survey and drilling support services. During the development phase, the Company provides, with partners when appropriate, engineering design, component procurement, structure fabrication, and the installation of subsea equipment platforms and topsides, well control umbilicals, flowlines, trunklines and production risers. During the production phase, which may continue for many years, the Company inspects, maintains and repairs platforms, pipelines, flowlines and subsea equipment. Following the production phase, the Company provides field decommissioning services including the removal of offshore structures and subsea equipment.

    Prior to the acquisition of ETPM the Company offered three principal product lines. Field development provides complete subsea production systems from engineering and design through procurement and installation of components and the commissioning of completed systems and installation of rigid and flexible flowlines, small-diameter pipelines and well control umbilicals. Subsea construction provides pipeline tie-ins, installation of structures and moorings, hyperbaric welding, piling, decommissioning, dredging, hot tapping, cold cutting and pipeline stabilization. Regional services provides pipeline and flowline survey, construction support, drilling support and inspection, maintenance and repair and fabrication facilities.

    With the addition of ETPM the Company will now be able to provide its customers with an expanded range of products and services including the ability to lay pipes of all diameters in all water depths and to engineer and project manage the fabrication and installation of offshore fixed structures, FPSOs (floating production, storage and offloading ships), spars and TLPs (tension leg platforms).

    In addition to its main product lines, the Company offers heavy lift services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"), which operates the heavy lift ship, STANISLAV YUDIN, chartered from a subsidiary of the Company's indirect joint venture partner Lukoil-Kaliningradmorneft Plc. ("LKMN"), a subsidiary of a major Russian oil company, Lukoil. The Company also manufactures flexible flowlines and dynamic flexible risers through the joint venture company NKT Flexibles I/S.

    The remainder of the joint ventures in which the Company has interests have been entered into on a project specific basis to enhance the range of services provided to the customer. In these joint ventures the Company typically has interests ranging from 33% to 50%.

    The Company operates one of the world's most advanced fleets of subsea construction and flowline lay ships, from which the majority of Stolt Offshore's subsea activities are performed. The Company owns or charters a fleet consisting of 9 construction support ships, 4 flowline lay ships, 5 survey / inspection, repair and maintenance ships, 14 construction ships, 8 heavy lift ships and barges, 5 tugs and other ships, 100 ROVs and 13 hardsuits.

    Investments in the fleet since 1993 include the acquisition and completion of the SEAWAY EAGLE, a multi-purpose flowline lay and subsea construction ship, the conversion of the SEAWAY OSPREY to lay flexible flowlines and flowline bundles, the acquisition of the SEAWAY FALCON and its conversion to a rigid and flexible flowline lay ship, the conversion of the SEAWAY CONDOR to a flexible flowline and umbilical lay ship, the acquisition of the SEAWAY HAWK, a subsea construction ship and continuous investment in new ROV technology and construction equipment. Stolt Offshore also took over the long-term lease on the DISCOVERY, a multi-purpose subsea construction ship, as part of an asset swap with SubSea Offshore Limited in 1997.

    During 1999 the Company entered into a long-term charter for the NTL 900, a derrick barge. In addition, the SEAWAY KINGFISHER, a diverless inspection, repair and maintenance ship, was introduced into the North Sea market at the end of August 1998.

    The acquisition of ETPM also gives the Company access to key assets including one combined heavy lift barge, three lay barges, one flowline lay ship, one construction support ship and two fabrication yards in

West Africa. These assets are complementary to the existing assets of the Company with the LB 200 holding world records for pipelay in the challenging conditions of the North Sea and the SEAWAY KESTREL (previously named NORLIFT) providing an ideal alternative to the SEAWAY FALCON for pipelay.

SEGMENTAL AND GEOGRAPHIC DISTRIBUTION

    The Company's operations are managed through six regional offices: Aberdeen, Scotland for the U.K. and Southern North Sea; Stavanger, Norway for Norway and Denmark; Singapore for Asia Pacific; Paris, France for Southern Europe, Africa and the Middle East ("SEAME"); Macae City, Brazil for South America and Houston, Texas for the Gulf of Mexico.

    The following table sets forth the net operating revenue for each of the Company's product lines for the periods indicated. Larger projects are allocated to one of the two worldwide product lines at tender stage. Field development projects are those which involve EPIC requiring multiple skills which may include subsea construction, pipelay, procurement, fabrication, and installation of, FPSOs, Spars and TLPs. Subsea construction projects generally involve welding, hot-tapping, decommissioning and other diving and diverless subsea construction techniques. All other projects are managed in the region in which they take place.

                                                                   FOR THE YEARS ENDED
                                                                       NOVEMBER 30,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN MILLIONS)
Field development...........................................   $141.7     $268.0     $184.2
Subsea construction.........................................    160.9      145.0       78.3
U.K. regional business......................................     33.0       44.5       37.8
Norway regional business....................................     54.6       37.6       42.0
Asia Pacific regional business..............................     40.2       34.2       20.7
SEAME regional business.....................................     28.1       20.4       24.5
South America regional business.............................     47.7       48.5       42.4
North America regional business.............................    132.9       50.4         --
Other.......................................................      1.6        1.2        1.2
                                                               ------     ------     ------
Total.......................................................   $640.7     $649.8     $431.1
                                                               ======     ======     ======

    Subsequent to November 30, 1999 a fourth product line, traditional pipelay, was added to take account of the additional services provided by the acquisition of ETPM.

    FIELD DEVELOPMENT

    The field development product line's major clients are oil and gas producing companies. The majority of operations have been conducted in the U.K. and SEAME regions. Significant projects which were U.K. based include the Amerada Hess Triton EPIC project, the Burlington Resources Dalton field development and the Talisman Energy Orion and Buchan developments. The significant contracts in SEAME are projects for Elf Exploration Angola on the Girassol field. The Girassol projects are being undertaken in conjunction with partners.

    SUBSEA CONSTRUCTION

    The Company's construction business is largely conducted in the North Sea, SEAME and the Gulf of Mexico. The Company has a long-term contract with Statoil for subsea construction services which is conducted by a project alliance between the Company and Brown and Root Energy Services AS. Other significant contracts in the backlog include the installation of the Aasgard umbilicals and service lines for

Statoil, the installation of the moorings for the Jotun FPSO, the Eldfisk riser project and the Oseberg South installation.

    U.K. REGIONAL BUSINESS

    The U.K. region's business mainly consists of inspection, maintenance and repair contracts, the majority of which are short-term in nature. Included in backlog there is a long-term construction and maintenance contract for BP Amoco which has recently been extended for a further five years.

    NORWAY REGIONAL BUSINESS

    The Company's Norwegian regional business is primarily related to inspection, maintenance and drill support work for major oil producing companies. The Company manages its survey activities for the North Sea from Norway, where it has two long-term survey and pipeline inspection contracts with Statoil and Norsk Hydro.

    ASIA PACIFIC REGIONAL BUSINESS

    The Asia Pacific region is characterized by long distances between areas of offshore oil operations and from other areas of the world with subsea development activities. The Company is active in ROV work and drilling support in this region. In Indonesia, the Company's operations are performed through a subsidiary, PT Komaritim, which carries out shallow water pipelay and construction work.

    SEAME REGIONAL BUSINESS

    The majority of the business conducted by the SEAME region is in West Africa and the Middle East and, involves diving services, ROV maintenance and, following the acquisition of ETPM, the operation of two fabrication yards.

    SOUTH AMERICA REGIONAL BUSINESS

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

    The Brazilian market contains a number of potentially large field developments which are located in deep water, and will require extensive use of diverless subsea construction techniques. The Company believes it is well positioned to capitalize upon its expertise in these techniques.

    The Company has recently been awarded a two year contract for the SEAWAY CONDOR with Petrobras which begins upon completion of a major conversion. There is also a four-year contract with Petrobras which started in May 1997 for the SEAWAY HARRIER. These contracts are for flowline lay, diving support and ROV services. The Company also operates a number of ROVs to provide construction and drilling support services, usually under long-term contracts.

    NORTH AMERICA REGIONAL BUSINESS

    Based in Houston, Texas and Port of Iberia, Louisiana, North American regional business incorporates substantial dayrate diving and ROV operations, inshore construction works and the manufacture of sophisticated flanges for offshore repair works. A significant number of contracts in this region are short-term construction, repair and maintenance projects.

CUSTOMERS

    In 1999, the Company had over 200 customers worldwide, of which 37% were major national and international oil and gas companies. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. One customer accounted for approximately 12% of the Company's net operating revenue, and the ten largest customers were responsible for 53% of the Company's net operating revenue in 1999.

REGULATION

    The Company's business is subject to international conventions and governmental regulations, which strictly regulate various aspects of its operations. In addition, Stolt Offshore is required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to its equipment and operations. The kind of permits, licenses and certificates required in the operations of the Company depend upon a number of factors. The Company believes that it has or can readily obtain all permits, licenses and certificates necessary to conduct its operations. Some countries require that the Company enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business in such countries.

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

COMPETITION

    The subsea contracting business is highly competitive. The consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although the Company believes customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. Stolt Offshore's ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, the Company may from time to time be required to bid its ships in projects at lower margins depending on the prevailing contractual rates in a given region.

    Stolt Offshore believes that it is one of only three companies capable of providing the full range of subsea services on a worldwide basis in the major offshore oil and gas producing regions. Competition across all main product lines is limited to Stolt Offshore and two competitors, Coflexip Stena Offshore and Rockwater, a subsidiary of Brown and Root, itself a division of Halliburton. The Company is subject to intense competition from these offshore contractors. In certain geographical regions, and in certain product lines, Stolt Offshore also competes with J. Ray McDermott Inc., Global Industries Limited and DSND. The Company also faces substantial competition from smaller regional competitors and less integrated providers of subsea services.

OTHER MATTERS

    CO-OPERATION ARRANGEMENTS

    In certain project specific situations, the Company has entered into alliances with its customers, engineering companies and other subsea services providers.

    EMPLOYEES

    The Company's workforce varies based on the Company's workload at any particular time. As of April 30, 2000, the Company had approximately 3,200 employees. A significant number of the Company's offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiation in 2000. The Company believes that it maintains a good relationship with its employees and their unions. In addition, many workers are hired on a contract basis and are available on short notice.

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

    INSPECTION BY A CLASSIFICATION SOCIETY AND DRYDOCKING

    The hull and machinery (including diving equipment) of most of the Stolt Offshore ships must be "classed" by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Certain of the Stolt Offshore ships are not required to be classed, but do comply with applicable regulations.

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

    The U.S. flagged Stolt Offshore ships that are U.S. Coast Guard inspected but not classed are drydocked twice in each five year cycle. The intermediate drydocking is due between the end of the second and third years of the cycle. The U.S. flagged Load Line only ships as well as the un-classed Panama and Honduras flagged ships are drydocked according to the same schedule for condition surveys as required by the respective national Load Line regulations. The annual topside safety and equipment surveys are very similar to and parallel the traditional class surveys.

ITEM 2. DESCRIPTION OF PROPERTY

MAJOR ASSETS

    The Company operates one of the world's most advanced fleets of subsea construction support and flowline lay ships from which the majority of its subsea activities are performed. The following table describes the Company's major assets, as of April 30, 2000:

                                                                                                      LENGTH
                                                                          YEAR BUILT/                OVERALL       OWNED/
NAME                                         CAPABILITIES                MAJOR UPGRADE      ROVS     (METERS)    CHARTERED
----                            --------------------------------------  ---------------   --------   --------   ------------
CONSTRUCTION SUPPORT SHIPS
SEAWAY HARRIER................  Subsea construction                     1985                  1         84      Owned(1)
SEAWAY HAWK...................  Subsea construction                     1978                 --         93      Owned(1)
SEAWAY OSPREY.................  Flexible flowline and umbilical lay,    1984/1992/1996        2        102      Owned(1)
                                accepts coiled tubing, straightener
                                for tubing, stern roller
SEAWAY EAGLE..................  Flexible flowline lay, multi-purpose    1997                  2        140      Owned(1)
                                subsea construction
SEAWAY LEGEND.................  ROV and hardsuit diving support,        1985/1998             2         73      Owned(1)
                                subsea construction
DISCOVERY.....................  Flexible flowline lay, subsea           1990                  1        120      Chartered(2)
                                construction
SEAWAY KINGFISHER.............  Diverless inspection, repair and        1990/1998             2         90      Chartered(3)
                                maintenance
STEPHANITURM..................  Diving support, light construction      1978/1994/1995        1         73      Chartered(4)
SEAWAY EXPLORER...............  Trenching ship                          1984                 --         80      Owned

FLOWLINE LAY SHIPS
SEAWAY CONDOR.................  Flexible flowline and umbilical lay,    1982/1994/1999        2        141      Owned(1)
                                module handling system, trenching
SEAWAY FALCON.................  Rigid and flexible flowline and         1976/1995/1997        2        162      Owned(1)
                                umbilical lay
SEAWAY POLARIS................  Deepwater derrick/pipelay barge         1979/1991/1996/      --        137      Chartered(5)
                                                                        1999
SEAWAY KESTREL................  Rigid reel lay ship                     1976/1991/1995       --         99      Owned

SURVEY / IRM SHIPS
SEAWAY COMMANDER..............  Survey                                  1967/1982/1988        2         75      Chartered(6)
SEAWAY DEFENDER...............  ROV and hardsuit diving support,        1976                  1         67      Owned(1)
                                subsea construction
SEAWAY PIONEER................  ROV and hardsuit diving support,        1966/1996             1         64      Owned(1)
                                subsea construction
SEAWAY INVINCIBLE.............  ROV support, subsea construction        1971                 --         71      Owned
SEAWAY ROVER..................  ROV support, subsea construction        1966/1972/1983/      --         71      Owned
                                                                        1991
CONSTRUCTION SHIPS
AMERICAN PRIDE................  Four-point anchor system                1977/1992            --         59      Owned(1)
AMERICAN PATRIOT..............  Four-point anchor system, 40-ton crane  1962/1997            --         50      Owned(1)
AMERICAN CONSTITUTION.........  Four-point anchor system, saturation    1974                 --         64      Owned(1)
                                diving, moonpool
AMERICAN EAGLE................  Four-point anchor system                1976                 --         50      Owned(1)
AMERICAN INDEPENDENCE.........  Four-point anchor system                1970                 --         52      Owned(1)
AMERICAN RECOVERY.............  Tug, diving support                     1965/1995            --         43      Owned(1)
AMERICAN STAR.................  Four-point anchor system, saturation    1967/1998            --         53      Owned(1)
                                diving
AMERICAN TRIUMPH..............  Four-point anchor system                1965/1997            --         53      Owned(1)
AMERICAN VICTORY..............  Four-point anchor system                1976/1997            --         50      Owned(1)
AMERICAN LIBERTY..............  Four-point anchor system                1974                 --         33      Owned
AMERICAN SCOUT................  Diving support                          1978                 --         34      Owned
PIPELINE SURVEYOR.............  Diving support                          1965/1996            --         33      Owned
AMERICAN DIVER................  Diving support                          1964                 --         33      Owned
AMERICAN ENDEAVOR.............  Utility tug, ROV support                1962                 --         20      Owned

                                                                                                      LENGTH
                                                                          YEAR BUILT/                OVERALL       OWNED/
NAME                                         CAPABILITIES                MAJOR UPGRADE      ROVS     (METERS)    CHARTERED
----                            --------------------------------------  ---------------   --------   --------   ------------
HEAVY LIFT SHIPS AND BARGES
STANISLAV YUDIN...............  Heavy lift, 2,500-ton crane             1985                 --        183      Chartered(7)
NTL 900 (NAN TIAN LONG).......  Derrick barge                           1992                 --        100      Chartered(8)
ANNETTE.......................  Pipelay barge, marine construction      1972/1989/1997       --         61      Owned
ARWANA........................  Pipelay barge                           1998                 --         70      Owned
JASAMARINE V (EX SIN THAI HIN   Flat top barge fitted out for inshore   1978                 --         55      Owned
IV)...........................  diving/construction
CBL 101.......................  Pipelay barge                           1977/1984/1997       --         85      Owned
DLB 801.......................  Derrick lay barge                       1978/1980/1989       --        107      Chartered(9)
LB 200........................  Lay barge                               1975/1996            --        168      Owned

TUGS AND OTHER
APM 205.......................  Barge                                   1966/1997            --         61      Owned
DB 1..........................  Barge                                   1956                 --         91      Owned
PL 6..........................  Barge                                   1969                 --         61      Owned
GOLEK.........................  Transport barge                         1983/1992            --         46      Owned
POLKA.........................  River tug and anchor handler            1971                 --         12      Owned

------------------------------

(1) Subject to mortgage under the Company's current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through September 2002, with options to extend through 2011 and with options to purchase.

(3) Chartered from Kingfsher DA in which the Company has a 50% ownership, for five years starting in 1998, with options to extend through December 2013 and with options to purchase.

(4) Chartered from Horizon Offshore from March 2000 through March 2001 with options to extend.

(5) Chartered from Groupe GTM through December 2010 with option to purchase.

(6) Chartered from DSND Shipping A/S through December 2000 with option to extend through December 2001.

(7) Chartered to SHL by a subsidiary of the ship's owner, LKMN, through October 2001 with a possibility for extensions.

(8) Chartered from Guangzhou Salvage Co., Ltd through October 2000 with options to extend through 2003.

(9) Chartered from Groupe GTM through December 2010 with option to purchase.

OTHER PROPERTIES

    As of April 30, 2000, Stolt Offshore owns or holds under long-term leases real estate as described below:

                                                                     WORK OR STORAGE
                                                    OFFICE SPACE      SPACE OR LAND
                                                   (SQUARE METERS)   (SQUARE METERS)      STATUS
                                                   ---------------   ---------------   -------------
Aberdeen, Scotland...............................      12,276            102,095       Owned/Leased
Baku, Azerbaijan.................................          66                 --       Leased
Buenos Aires, Argentina..........................         100                 --       Leased
Columbus, Ohio...................................         279              8,614       Leased
Dhahran, Saudi Arabia............................         330                750       Leased
Dundee, Scotland.................................          --              8,234       Leased
East Kalimantan..................................          --            190,267       Leased
Houston, Texas...................................       4,208             15,489       Leased
Jakarta, Indonesia...............................         915                601       Leased
Killingy, Norway.................................          60             11,150       Leased
Kristiansund, Norway.............................         120                800       Leased
Lagos, Nigeria...................................         200                 --       Leased
Lobito, Angola...................................       5,945            554,431       Leased
Luanda, Angola...................................          53                690       Leased
Macae City, Brazil...............................       1,286              3,683       Owned/Leased
Marseille, France................................       1,005                416       Leased
Nanterre, France.................................      13,200                 --       Leased
New Orleans, Louisiana...........................         305             56,658       Leased
Oxnard, California...............................         929              6,643       Leased
Perth, Australia.................................       1,456              3,818       Leased
Port Gentil, Gabon...............................         305              5,070       Leased
Port Harcourt, Nigeria...........................         400                300       Leased
Port of Fourchon, Louisiana......................         650             74,240       Leased
Port of Iberia, Louisiana........................       1,796             95,688       Leased
Rio de Janeiro, Brazil...........................         295                 --       Leased
Rotterdam, The Netherlands.......................       1,400             30,000       Leased
Sharjah, United Arab Emirates....................       1,579            129,502       Leased
Singapore........................................         928              4,606       Leased
Stavanger, Norway................................       5,900                200       Leased
Tchengue, Gabon..................................       1,486            129,502       Leased
Teeside, England.................................       1,100             30,000       Leased
Vancouver, Canada................................       1,161                785       Leased
Warri, Nigeria...................................       1,765            222,582       Leased

ITEM 3. LEGAL PROCEEDINGS

    The French government has investigated Stolt Comex Seaway S.A. of France alleging violations of French labor and social security legislation, which resulted during 1998 in a condemnation by the French Supreme Court of Stolt Offshore France and two of its former directors. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits.

    Some of the proceedings have resulted in judgements. Some of the judgements have been appealed. While the Company believes that its subsidiaries have meritorious defenses in the unresolved cases, there can be no certainty as to the number of claims which may be brought or the amount for which the

Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity. No specific provision has been made for damages.

    Coflexip S.A. has commenced legal proceedings against three subsidiaries of Stolt Offshore claiming infringement of a certain patent relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company has appealed. The Company has provided in the financial statements an amount to cover the estimated liability for Coflexip S.A.'s legal costs in the litigation. No provision has been made for damages. The extent of liability for damages, if any, to Coflexip S.A. for patent infringement in the U.K. is unknown at this stage.

    In September 1999, the Company terminated its charter of the ship, TOISA PUMA, for default. The Company is currently in arbitration with the owners who are contesting that the termination was wrongful. No provision has been made in the financial statements as the Company believes that it had the right to terminate the charter under the charterparty agreement.

    The Company is party to various other legal proceedings arising in the ordinary course of business. The Company believes that such legal proceedings will not have a material effect on the Company's business or financial condition.

ITEM 4. CONTROL OF REGISTRANT

    Except as set forth below, Stolt Offshore is not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

    Set forth below is information concerning the share ownership of all persons who owned beneficially 10% or more of the Common Share equivalents, and the beneficial ownership of all Directors and persons employed by the Company's subsidiaries who perform executive and administrative functions for the Company's combined businesses, as a group, as of April 30, 2000:

                                                                                                                    PERCENTAGE OF
                                      NUMBER OF                 NUMBER OF                 NUMBER OF                 ECONOMICALLY
                                        COMMON                   CLASS A                   CLASS B                   EQUIVALENT
      NAME OF BENEFICIAL OWNER          SHARES     PERCENTAGE     SHARES     PERCENTAGE     SHARES     PERCENTAGE      SHARES
        OR IDENTITY OF GROUP            OWNED       OF CLASS      OWNED       OF CLASS      OWNED       OF CLASS        OWNED
------------------------------------  ----------   ----------   ----------   ----------   ----------   ----------   -------------
Stolt-Nielsen
Transportation Group
Ltd ("SNTG")........................   700,000        3.09%     19,141,261      50.4%     34,000,000*     100%          47.4%
Directors and officers..............   131,273        0.58%       197,300       0.51%             0         0%          0.42%
as a group (15 persons)

------------------------------

* SNTG owns 34,000,000 Class B Shares, constituting 100% of that class. Each Class B Share represents one-half of the economic interest of one Common Share (with dividend and liquidation rights equivalent to one-half of a Common Share) and is convertible into Common Shares on a two-for-one basis. If SNSA or its affiliates dispose of Class B Shares to a third party, such Class B Shares automatically convert into Common Shares on such two-for-one basis.

    SNSA is the 100% owner of SNTG. Fiducia Ltd., a company owned by trusts of which the Stolt-Nielsen family are beneficiaries, owns approximately 85.5% of the outstanding Common Shares of SNSA. Jacob Stolt-Nielsen owns all of the Founder's Shares of SNSA. The Common Shares owned by Fiducia Ltd. represent approximately 64.3% of SNSA's outstanding voting securities and the Founder's Shares owned by Mr. Stolt-Nielsen represent approximately 24.8% of SNSA's outstanding voting securities. The Common Shares of SNSA are traded on Nasdaq.

ITEM 5. NATURE OF TRADING MARKET

    Stolt Offshore's Common Shares are primarily traded on Nasdaq under the symbol "SCSWF". The Common Shares are also listed for trading on the Oslo Stock Exchange under the symbol "SCS". Stolt Offshore's Class A Shares are listed for trading on Nasdaq as American Depositary Shares ("ADSs"), each of which represents one Class A Share, under the symbol "SCSAY" and on the Oslo Stock Exchange under the symbol "SCSA". Trading in the Class A Shares and ADSs commenced in June 1998.

    The following table sets forth, for the fiscal periods indicated, the range of high and low closing sale prices for the Common Shares and the Class A Shares, in each case to reflect the two-for-one stock split completed on January 29, 1998 and the Class A Share distribution made on June 25, 1998:

                                                              HIGH       LOW
                                                            --------   --------
NASDAQ

COMMON SHARES
1999
1st Quarter...............................................  $10.125    $ 6.125
2nd Quarter...............................................   13.000      6.313
3rd Quarter...............................................   14.938     10.438
4th Quarter...............................................   13.563      9.438
1998
1st Quarter...............................................  $18.016    $12.625
2nd Quarter...............................................   24.422     14.422
3rd Quarter...............................................   20.344      7.875
4th Quarter...............................................   13.500      8.125

CLASS A SHARES
1999
1st Quarter...............................................  $ 7.938    $ 4.875
2nd Quarter...............................................   12.000      5.250
3rd Quarter...............................................   15.125     10.313
4th Quarter...............................................   12.750      8.625
1998
3rd Quarter...............................................  $18.500    $ 5.688
4th Quarter...............................................   11.938      6.500

OSLO STOCK EXCHANGE (NORWEGIAN KRONER)

COMMON SHARES
1999
1st Quarter...............................................    73.00      48.00
2nd Quarter...............................................   101.00      52.00
3rd Quarter...............................................   117.00      83.00
4th Quarter...............................................   106.00      79.00
1998
1st Quarter...............................................   134.73      94.05
2nd Quarter...............................................   178.09     115.39
3rd Quarter...............................................   154.00      67.00
4th Quarter...............................................   101.00      61.00

CLASS A SHARES
1999
1st Quarter...............................................    55.00      40.00
2nd Quarter...............................................    90.00      43.00
3rd Quarter...............................................   104.00      81.00
4th Quarter...............................................    90.00      80.00
1998
3rd Quarter...............................................   143.50      45.00
4th Quarter...............................................    83.00      45.30

    As of March 1, 2000 (the record date for voting at the Annual General Meeting), 22,543,705 Common Shares, representing 99.96% of the outstanding Common Shares, were registered in the names of 34 shareholders having U.S. addresses (although some of such shares may be held on behalf of non-U.S. persons). The Common Shares were held by a total of 41 shareholders of record. Based on communications with banks and securities dealers who hold the Common Shares in street name for individuals, the Company estimates that the number of beneficial owners of the Common Shares exceeds 2,200.

    As of March 1, 2000, approximately 7,520,876 Common Shares were registered in the names of 532 shareholders in the Norwegian Verdipapirsentralen ("VPS") system in Norway. The registration of Common Shares in the VPS system is a "sub-registrar" arrangement, effected through a U.S. nominee shareholder, so that the total number of Common Shares in the VPS system is also included in the total number of Common Shares in the preceding paragraph.

    As of March 1, 2000, there were a total of 10,647,936 ADSs of which 10,642,021 were registered in the names of 20 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and security dealers who hold Stolt Offshore's ADSs in street name for individuals, the Company estimates that the number of beneficial owners of ADSs exceeds 1,200. As of such date, the ADSs represented 28.04% of the outstanding Class A Shares of Stolt Offshore.

    All of the Class A Shares (including ADSs) are registered in the VPS system in Norway. As of March 1, 2000, excluding the Class A Shares held represented by ADSs and Class A Shares held by SNTG, it is estimated that the free float of Class A Shares traded on the Oslo Stock Exchange is 8,190,588 shares registered in the names of 139 shareholders.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

EXCHANGE CONTROLS

    Stolt Offshore has been advised by Elvinger, Hoss & Prussen, Luxembourg counsel to the Company, that at the present time there are no exchange controls in existence in Luxembourg which would impact the Company's operations or affect the Company's ability to pay dividends to non-resident shareholders.

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

    In addition, the Board is authorized to restrict, reduce or prevent the ownership of the Company's shares if it appears to the Board that such ownership may threaten the Company with "imminent and grave damage." Luxembourg company law does not provide a specific definition of imminent and grave damage, but instead leaves the interpretation of the phrase within the Board's discretion. The Company has been advised by Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of the phrase, but that situations involving hostile takeovers, adverse tax consequences to the Company or governmental sanctions are likely to be among the situations covered by such phrase.

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

    There are no limitations currently imposed by Luxembourg law on the rights of non-resident Stolt Offshore shareholders to hold or vote their shares.

ITEM 7. TAXATION

U.S. TAXATION

    U.S. corporations, citizens and residents will be subject to U.S. income taxation on dividends and other distributions paid by Stolt Offshore and on any gains derived from the sale of Stolt Offshore shares.

LUXEMBOURG TAXATION

    Other than certain former Luxembourg residents, current Luxembourg residents and those non-residents who maintain a permanent establishment in Luxembourg with which the holding of Stolt Offshore Common Shares is connected, Stolt Offshore shareholders are not subject to taxation in Luxembourg.

ITEM 8. SELECTED FINANCIAL DATA

    The information under the caption "Selected Consolidated Financial Data" on page 28 of the Company's 1999 Annual Report filed with the Securities and Exchange Commission on Form 6-K is incorporated herein by reference.

DIVIDENDS

    The Company has made no cash dividend payments since going public in May 1993.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The information included under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition" on pages 19 through 27 of the Company's 1999 Annual Report filed with the Commission on Form 6-K is incorporated herein by reference.

RECENT DEVELOPMENTS

    For the first quarter of 2000, Stolt Offshore reported a net loss of $15.7 million on net operating revenue of $192.4 million. This compares with a net income of $0.6 million, on net operating revenue of $145.1 million for the same period in 1999.

    As a consequence of events which occurred during the first and second quarters of 2000, management has determined that there has been a significant deterioration in respect of two projects, one in the North Sea, which was largely due to severe weather conditions delaying progress and one in Asia Pacific which was due to unforeseen soil conditions. Accordingly, management has recorded losses of approximately $16.2 million in respect of these projects, during 2000.

    The Company has recently been awarded three contracts in the North Sea and West Africa. The first of these is a $48 million contract from Triton Energy for the first phase of the development of the La Cieba field offshore Equitorial Guinea. The second contract to be awarded is the Statoil seabed mapping, pipelay support and pipeline inspection frame contract for the Norwegian sector of the North Sea. The third award is a $10 million contract in the U.K. sector of the North Sea for tie-back of BP Amoco's South Everest subsea wells to the CATS riser platform.

    The integration of ETPM into Stolt Offshore is proceeding well. The new organization was in place on February 16, 2000. The integration team is now working on establishing common working practices and processes throughout the group and redeveloping the corporate management systems to suit the wider capabilities of the new company. The target date to implement these new systems is June 1, 2000.

    The Company is party to material bank credit and other financing agreements which impose certain financial requirements such as limitations on debt and the types of business the Company may engage in. At the end of 1999, the Company was in compliance with all of these credit and financing agreements. Except for these financial requirements, none of these agreements impose material restrictions on the ability of the Company to incur additional indebtedness or operate its business. Current operations are not restricted by these requirements. However, due to the deterioration in earnings during the first part of 2000, the Company might face such restrictions going forward. The Company is currently involved with negotiations to replace such existing financing agreements with a new $400 million revolving credit facility. One of the goals of the refinancing is to provide the Company with increased flexibility in the financial covenants. In addition to the bank refinancing, SNSA will make an additional investment of $100 million through the purchase of
9.43 million Stolt Offshore Class A Shares. The investment by SNSA, which takes effect on or about May 26, 2000, is based on the average value of the Class A Shares in the fourteen day period immediately preceding the Company's board meeting at which this action was approved and will increase SNSA's ownership of the Company to 53%.

YEAR 2000

    In 1997, the Company established a company-wide initiative to identify, evaluate, and address Year 2000 issues covering the information technology systems and applications used in its business. In addition, the project included a review of the Year 2000 compliance efforts of key suppliers, customers, and other principal business partners. While the scope of the project was broad, it was structured in such a way as to identify and prioritize efforts on critical systems, network elements and products, and key business partners. To date, the Company has not experienced significant systems problems associated with the millennium date change.

    The Company incurred approximately $0.2 million in expenses during 1999 in connection with the efforts on Year 2000 issues. In 1998, the Company recorded $0.1 million.

FORWARD-LOOKING STATEMENTS

    This Report contains "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements in the subsections of "Management's Discussion and Analysis of Financial Condition and Results of Operations" entitled "Overview", "Seasonality", "Field Development", "U.K. Regional Business", "South America Regional Business", "North America Regional Business", "Liquidity and Capital Resources", "Euro", "Year 2000", "Subsequent Events", "Currency Rate and Interest Rate Exposure" and "Impact of New Accounting Standards". In addition, this Report contains forward-looking statements relating to the Company's performance in the "Description of Business" section. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; project performance; availability and reliability of ships and other assets; availability, terms, and deployment of capital; availability of qualified personnel; changes in, or failure or inability to comply with, governmental regulations; adverse weather conditions; and other factors referenced in this Report.

FACTORS AFFECTING REVENUES AND COSTS

    INDUSTRY CONDITIONS

    Demand for the Company's subsea services depends upon the condition of the oil and gas industry and particularly upon capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. The prices of oil and gas and uncertainty over future price levels, along with forecasted growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. Offshore oil and gas field capital expenditure is also influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions and the ability of oil and gas companies to access or generate capital. These factors are beyond the control of Stolt Offshore.

    OPERATING RISKS

    Subsea services involves operational risk and is increasingly dependent on large, expensive, special-purpose ships and equipment. Hazards, such as ships capsizing, sinking, grounding, colliding or sustaining damage from severe weather conditions are inherent in the marine operations of subsea services. These hazards can cause personal injury and loss of life, severe damage to, and destruction of, property and equipment, pollution or environmental damage and suspension of operations. All employees engaged in Stolt Offshore's offshore operations are covered by provisions of local and maritime laws, which generally provide that employees or their representatives can bring actions against Stolt Offshore for damages for job-related injuries. In addition, although Stolt Offshore generally seeks to obtain indemnity agreements whenever possible from its customers requiring such customers to hold Stolt Offshore harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface, when obtained such contractual indemnification does not generally cover liability resulting from the gross negligence or wilful misconduct of or violation of law by employees or subcontractors of Stolt Offshore and may not in all cases be supported by adequate insurance maintained by the customer.

    CONTRACT BIDDING RISKS

    Reflecting market practice, a significant proportion of Stolt Offshore's business is performed on a fixed-price or turnkey basis. Gross profits realized on such contracts vary, sometimes substantially, from the estimated amounts because of changes in offshore job conditions, the risks inherent in marine construction and variations in labor and equipment productivity from those originally projected, and significant losses can result from performing fixed price or turnkey contracts. Under such contracts, Stolt Offshore also typically bears a proportion of the risk of delays and extra costs caused by adverse weather conditions or other circumstances.

    On some projects the Company may be performing work under joint venture agreements where the Company and its partner are jointly and severally liable towards the customer for the performance of the contract while under the terms of the joint venture they only carry the full responsibility for their own share of the work. If the Company's joint venture partner in such arrangement fails to fulfill its obligations, the Company could have to carry the resultant liability towards the customer.

    PERCENTAGE-OF-COMPLETION PROJECT ACCOUNTING

    As most of the Company's contract revenue is recognized on a percentage-of-completion basis, based on the ratio of costs incurred to the total estimated costs at completion, contract revenues and gross profits for a project may be adjusted in subsequent reporting periods from those originally reported in prior periods. To the extent that these adjustments result in a reduction or elimination of previously reported profits, Stolt Offshore would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

    POLITICAL AND ECONOMIC RISK

    Stolt Offshore's operations are geographically spread throughout the world, and are therefore subject to various political, economic and other uncertainties, including, among others, political instability, civil unrest, the risks of war, asset seizure, nationalization of assets, renegotiation or nullification of existing contracts, taxation policies, foreign exchange restrictions or fluctuations and changing political conditions. Additionally, the ability of Stolt Offshore to compete in international markets may be adversely affected by governmental regulations that favor or require the awarding of contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, Stolt Offshore's subsidiaries may face governmentally imposed restrictions from time to time on their ability to transfer funds to the Company. No predictions can be made as to what governmental regulations applicable to Stolt Offshore's operations may be enacted in the future.

    SEASONALITY

    Over the past three years, approximately two-thirds of the Company's revenue has been generated from work performed in the North Sea. In the future there will be increased activity in West Africa and the Gulf of Mexico. Although it is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea and the Gulf of Mexico generally result in less activity in these regions during the winter months. Therefore, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

    DEPENDENCE ON SIGNIFICANT CUSTOMERS

    Stolt Offshore's major customers are oil companies and large offshore contractors. During 1999, one of Stolt Offshore's customers accounted for more than 12%, and Stolt Offshore's top ten customers accounted for approximately 53%, of Stolt Offshore's net operating revenue. The loss of any one or more of these significant customers could have a material adverse effect on the Company.

    COMPETITION

    The subsea business is highly competitive, and offshore subsea contractors compete intensely for available projects. Contracts for the Company's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment, and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of Stolt Offshore's competitors and potential competitors are larger and have greater financial and other resources than Stolt Offshore. In addition, increased activity levels may attract additional competitors or equipment to the market and inhibit pricing improvement.

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

    In addition, the Company could be held liable for remediation of, and damages arising from, pollution caused by its ships and for releases of oil and hazardous substances and debris from offshore production platforms, pipelines, subsea facilities and other assets owned or operated by its customers, and for releases resulting from activities of, or equipment owned by, its subcontractors. Although the Company generally negotiates contractual provisions requiring customers to indemnify the Company in the event any such liability is imposed, the Company has not obtained such indemnification in all cases. Moreover, such indemnification does not generally cover liability resulting from the gross negligence or wilful misconduct of, or violation of law by, senior employees or subcontractors of the Company.

    The Company has not been ordered to implement environmental protection measures, which will have a material effect on its activities or financial position.

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

    INTEREST RATES

    Most of the Company's long-term indebtedness at April 30, 2000 is accrued at rates that fluctuate with the prevailing interest rates and, accordingly, increases in such rates may increase the Company's interest cost.

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

    TAXES

    The Company's operations are conducted in Norway and the U.K. as well as certain other countries in Europe, the Middle East, Asia Pacific, North America, South America and Africa. Net income earned from operations in most of such countries are subject to corporate income taxes and withholding taxes on dividends paid to other members of the Company's group.

    Certain of the Company's subsidiaries may be subject to income tax in the U.S. and other jurisdictions. The subsidiaries, which are incorporated in the U.S., file a consolidated Federal income tax return, and other subsidiaries file separate tax returns if and as required.

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

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    The Company is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, the Company nets the exposure and takes advantage of natural offsets and enters into derivative transactions for the remaining currency exposures in accordance with the Company's policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposure being hedged. The Company does not hold or issue derivative instruments for trading purposes.

    The Company's exposure to currency rate fluctuations results from its net investments in foreign subsidiaries, primarily in the U.K., Norway, France and Brazil, and from its share of the local currency earnings in its operations in the U.K. and Norway. The Company is also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities.

    The Company's currency rate exposure policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options. The Company does not use derivatives to hedge the value of investments in foreign subsidiaries.

    The Company's exposure to third party interest rate fluctuations results primarily from floating-rate short-term lines of credit, as well as floating-rate long-term revolving credit facilities tied to LIBOR.

    The Company uses a "Value-at-Risk" (VAR) model to estimate the potential loss that could occur from the adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in fair market value using statistical modeling techniques and including substantially all market risk exposures, specifically excluding equity-method investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

    The 95% confidence interval signifies the Company's degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency exchange rates could move favorably. The VAR model assumes that all movements in these rates will be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that the Company could experience losses such as these over an extended period of time. These amounts should not be considered projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

    The fair value losses shown in the table below have no impact on the Company's results of operations or financial condition.

VAR                                            INTEREST RATES   FOREIGN EXCHANGE RATES
---                                            --------------   ----------------------
(IN THOUSANDS)
As of November 30, 1999......................       $693                 $70

    A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the consolidated financial statements, incorporated herein by reference, and disclosure relating to the financial instruments is included in Note 24 to the consolidated financial statements.

    Based on the Company's overall interest rate exposures as of April 30, 2000, a near-term change in interest rates would not materially affect the consolidated financial position, results of operations, or cash flows.

    All of the Company's derivative activities are over the counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. All of the Company's derivative instruments are straight forward foreign exchange forward contracts that subject the Company to a minimum level of exposure risk. The Company does not consider it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

    Stolt Offshore is a Luxembourg holding company and does not have officers as such. The following is a list of the Directors of the Company and persons employed by its subsidiaries who perform the indicated executive and administrative functions for the combined business of the Company's subsidiaries:

NAME                                          AGE*                      POSITION
----                                        --------   ------------------------------------------
Jacob Stolt-Nielsen.......................     68      Chairman of the Board of Directors
Christopher J. Wright.....................     65      Deputy Chairman of the Board of Directors
John P. Laborde...........................     75      Director
Pierre Laborie............................     61      Director
Fernand Poimboeuf.........................     67      Director
J. Frithjof Skouveroe.....................     56      Director
Niels G. Stolt-Nielsen....................     35      Director
Bernard Vossier...........................     55      Director and Chief Executive Officer
Mark Woolveridge..........................     65      Director
Alan Brunnen..............................     38      Chief Operating Officer
Bruno Chabas..............................     35      Chief Financial Officer
Antoine Borelli...........................     51      Director of Technology
Joel Leroux...............................     53      Director of Product Lines
Johan Rasmussen...........................     44      Group General Counsel
Tom Welsh.................................     42      Director of Assets

------------------------

*   As of April 30, 2000.

    Under the terms of the Company's Articles of Incorporation, its Directors may be elected for terms of up to six years and serve until their successors are elected. It has been the Company's practice to elect directors for one year terms. Under the Articles, the Board must consist of not fewer than three Directors. As of April 30, 2000, the Company's Board of Directors consisted of nine members.

    Mr. Stolt-Nielsen has served as Chairman of the Board since 1993.
Mr. Stolt-Nielsen also serves as Chairman and Chief Executive Officer of SNSA. He founded Seaway in 1973. Mr. Stolt-Nielsen is a Norwegian citizen and is domiciled in London, England.

    Mr. Wright has served as Deputy Chairman of the Board since 1993. He has served as President and Chief Operating Officer of SNSA since 1986. Mr. Wright was employed by British Petroleum plc ("BP") from 1958 until the time he joined SNSA. Mr. Wright held a variety of positions at BP including Senior Vice President of BP North America from 1982 to 1986. He is a British citizen and is domiciled in London, England.

    Mr. Laborde has been a Director since 1993. He retired in 1995 as Chairman of the Board, President and Chief Executive Officer of Tidewater Inc. and continues to serve as a member of the Board of Directors of Tidewater. He is now Chief Executive Officer of Laborde Marine Lifts, Inc. and also serves on the boards of Stone Energy Corporation and Stewart Enterprises as well as the Council of the American Bureau of Shipping. Mr. Laborde is a U.S. citizen and is domiciled in New Orleans, Louisiana, U.S..

    Mr. Laborie served as Vice Chairman and President of ETPM from 1992 to 1999. He previously served as Executive Vice President of SGE Group. He joined SGE Group in 1964 and is currently an employee of Groupe GTM S.A. Mr. Laborie has a degree in Civil Engineering from Ecole Centrale de Paris. He is a French citizen and is domiciled in Paris, France.

    Mr. Poimboeuf was appointed as a Director to the Company on April 16, 1998. He has had a career of 33 years with Elf Aquitaine which included periods as Deputy General Manager in Gabon, Executive Vice

President of Texasgulf Inc. in Houston and General Manager in Angola.
Mr. Poimboeuf is a French citizen and is domiciled in San Rafael, France.

    Mr. Skouveroe has been a Director since 1993. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by SNSA in 1992. From 1985 to 1990, he was President and Second Vice Chairman of Seaway. From 1982 until 1985, Mr. Skouveroe served as President of Stolt-Nielsen Seaway Contracting A/S, a predecessor of Seaway. Mr. Skouveroe is a Norwegian citizen and is domiciled in Oslo, Norway.

    Mr. Niels G. Stolt-Nielsen was elected as a Director on April 15, 1999. Mr. Stolt-Nielsen has also served as President of Stolt Sea Farm and as a Director of SNSA since 1996. He previously worked in Stolt-Nielsen's transportation group. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen and is domiciled in Oslo, Norway.

    Mr. Vossier was elected as a Director on April 13, 2000 and has acted as Chief Executive Officer of the Company since May 1995. He previously served as Chief Operating Officer of the Company from December 1994 to May 1995. He joined Comex in 1974 and has held numerous management positions in operations and marketing. Mr. Vossier is a French citizen and is domiciled in Aberdeen, Scotland.

    Mr. Woolveridge has been a Director since 1993. He held a number of positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He also was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the board of BP Oil Ltd. Mr. Woolveridge is a British citizen and is domiciled in London, England.

    Mr. Brunnen was appointed Chief Operating Officer on February 15, 1999. He joined Seaway in 1992 and was involved in managing several major projects prior to his appointment as Vice President, U.K. in 1995. Prior to his appointment as Chief Operating Officer, he held the position of Vice President, Organization and Process Development from February 15, 1998. Mr. Brunnen is a British citizen and is domiciled in Aberdeen, Scotland.

    Mr. Chabas was appointed Chief Financial Officer in June, 1999. He joined the Company in 1992, working first in business development project analysis in Aberdeen, then as General Manager of Sogetram and Deputy General Manager of SEAME. In 1997 he was put in charge of developing new markets in the Gulf of Mexico. He is a French citizen and is domiciled in Aberdeen, Scotland.

    Mr. Borelli was appointed Director of Technology in December 1999, following the acquisition of ETPM. He joined ETPM in 1973 and held various positions in Engineering, Project and Operations Management until he was appointed Vice President, Business Planning and Strategy. Mr. Borelli is a French citizen and is domiciled in Paris, France.

    Mr. Leroux was appointed Director of Product Lines in December 1999, following the acquisition of ETPM. He joined ETPM in 1972, and held several management positions with the company, prior to being appointed Chief Operating Officer. Mr. Leroux holds a degree in Mechanical Engineering from Ecole Nationale Superieure des Arts et Metiers. Mr. Leroux is a French citizen and is domiciled in Paris, France.

    Mr. Rasmussen joined Seaway in 1988 as an in-house legal advisor and was promoted to the position of Group General Counsel in March 1996. Prior to joining the Company, Mr. Rasmussen served with a sub-division of the Norwegian Ministry of Defense and as a Deputy Judge. Mr. Rasmussen is a Norwegian citizen and is domiciled in Stavanger, Norway.

    Mr. Welsh was appointed Director of Assets in December 1999, following the acquisition of ETPM. He previously served as Vice President, Operations. He first worked for Comex from 1985 to 1988. After working as a consultant for a number of years he rejoined the Company in 1992 and worked in engineering and project management roles on a number of important projects and served as Vice President, Flowline Lay. Mr. Welsh is a British citizen and is domiciled in Aberdeen, Scotland.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

    As described above, Stolt Offshore does not have officers, but certain persons employed by its subsidiaries perform executive and administrative functions for the combined business of the Company's subsidiaries. The aggregate annual compensation paid to the five officers performing such executive functions for Stolt Offshore, as a group, for the fiscal year ended
November 30, 1999 (including certain benefits) was $1,228,000. In addition, $151,000 was contributed on behalf of such officers to defined contribution pension plans. During 1999, Directors of Stolt Offshore S.A. who were affiliated with the Company or a subsidiary of SNSA received no compensation for their services, as such, but received reimbursement of their out-of-pocket expenses. All non-executive directors of the Company received an annual fee of $20,000, plus expenses, in 1999.

PROFIT SHARING PLAN

    Stolt Offshore has a Profit Sharing Plan which pays 10% of the Company's net profit (after specified adjustments) to its officers and employees worldwide other than those covered by collective bargaining agreements. The determination of an employee's individual award is based on performance, salary and overall contribution to the Company. The Profit Sharing Plan is administered by a Compensation Committee appointed by the Stolt Offshore Board of Directors. For the fiscal year ended November 30, 1999, no provision has been made for payment under the Profit Sharing Plan.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

    The Company has a Stock Option Plan (the "Plan") covering 3.3 million Common Shares and 1.6 million Class A Shares. Options may be granted under the Plan exercisable for periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The Plan is administered by a Compensation Committee appointed by the Stolt Offshore Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

    As of April 30, 2000, a total of 1,151,400 options exercisable for Common Shares and 729,466 options exercisable for Class A Shares had been granted to the Company's subsidiaries' employees. At that date 502,830 options exercisable for Common Shares and 629,278 options exercisable for Class A Shares remain outstanding and 310,805 options over Common Shares and 159,704 options over Class A Shares are currently exercisable. Of the total remaining outstanding, options for 144,500 Common Shares and 170,250 Class A Shares have been granted to employees who are Directors and executive officers of Stolt Offshore.

The outstanding options are exercisable at the respective prices set forth below and expire on the dates indicated:

                                                              OPTIONS
AWARD                                           OPTIONS      CURRENTLY
YEAR                                          OUTSTANDING   EXERCISABLE   EXERCISE PRICE   EXPIRATION DATE
-----                                         -----------   -----------   --------------   ---------------
COMMON SHARES
1993........................................     10,580        10,580        $ 5.1667         May 2003
1994........................................     15,750        15,750        $ 3.0000         Apr 2004
1995........................................     57,000        57,000        $ 2.7917         Jun 2005
1996........................................     72,400        72,400        $ 2.7083         Mar 2006
1997........................................    136,600       102,450        $ 5.7917         Mar 2007
1998........................................    178,584        44,646        $16.5833         Jun 2008
1998........................................     31,916         7,979        $18.8610         Jun 2008
                                                -------       -------
                                                502,830       310,805
                                                =======       =======

CLASS A SHARES
1993........................................      5,790         5,790        $ 5.1667         May 2003
1994........................................      6,938         6,938        $ 3.0000         Apr 2004
1995........................................     29,250        29,250        $ 2.7917         Jun 2005
1996........................................     36,000        36,000        $ 2.7083         Mar 2006
1997........................................     68,550        51,413        $ 5.7917         Mar 2007
1998........................................     89,292        22,323        $16.5833         Jun 2008
1998........................................     15,958         3,990        $18.8610         Jun 2008
1998........................................      5,000         1,250        $16.5000         Jul 2008
1998........................................      5,000         1,250        $ 9.3750         Sep 2008
1999........................................      6,000         1,500        $ 8.2500         Apr 2009
1999........................................    281,816            --        $10.1300         May 2009
1999........................................     34,684            --        $10.2000         May 2009
1999........................................      5,000            --        $ 9.6900         Oct 2009
1999........................................      3,000            --        $ 9.5000         Nov 2009
1999........................................      3,000            --        $12.1300         Nov 2009
1999........................................     34,000            --        $10.5000         Dec 2009
                                                =======       =======
                                                629,278       159,704
                                                =======       =======

    As part of the acquisition of the former Ceanic Corporation, holders of Ceanic shares were entitled to exercise all vested and one-third of their unvested Ceanic options, or to convert any portion thereof to vested Stolt Offshore Common Shares. Their remaining two-thirds unvested Ceanic shares were automatically converted to unvested Stolt Offshore Common Shares at the date of acquisition. As of April 30, 2000, a total of 1,026,372 options exercisable for Common Shares and nil options exercisable for Class A Shares had been granted to the Company's subsidiaries' employees. Options outstanding and options currently exercisable as of April 30, 2000 include 753,622 Common and nil Class A Shares and 378,744 Common and nil Class A Shares, respectively. The following table reflects this:

                                                              OPTIONS
AWARD                                           OPTIONS      CURRENTLY
YEAR                                          OUTSTANDING   EXERCISABLE   EXERCISE PRICE   EXPIRATION DATE
-----                                         -----------   -----------   --------------   ---------------
COMMON SHARES
1994........................................      3,838         3,838        $ 5.2100         Jul 2004
1997........................................    109,681        78,495        $ 6.2500         Apr 2007
1997........................................      1,750         1,750        $ 7.8200         Jun 2007
1997........................................    464,851       193,849        $10.8100         Sep 2007
1997........................................      9,596         2,399        $ 8.3800         Dec 2007
1998........................................      4,797         1,199        $ 7.8200         Jul 2006
1998........................................     10,797         2,157        $ 6.7700         Feb 2008
1998........................................      3,839         3,839        $ 7.1200         Feb 2008
1998........................................      9,595            --        $ 7.3800         Feb 2008
1998........................................      1,919           479        $ 8.7300         Mar 2008
1998........................................      7,676         7,676        $10.2900         Mar 2008
1998........................................      5,760            --        $10.2500         Apr 2008
1998........................................      7,196         7,196        $11.2000         May 2008
1998........................................     40,537        11,754        $10.7700         May 2008
1998........................................     47,977        47,977        $11.0300         May 2008
1998........................................      7,500         7,500        $ 8.4200         May 2008
1998........................................      5,757         5,757        $10.9900         May 2008
1998........................................      5,758         2,879        $10.3300         May 2008
1998........................................      4,798            --        $ 7.3800         Nov 2008
                                                -------       -------
                                                753,622       378,744
                                                =======       =======

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

    The discussion of related party transactions appearing as Note 15 to the Consolidated Financial Statements, which is part of Item 18 of this Report, is incorporated herein by reference.

                                    PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

    None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

    None.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

    The Company has elected to provide financial statements for the fiscal year ended November 30, 1999 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

    1. Index of Consolidated Financial Statements of Stolt Comex Seaway S.A. (trading as Stolt Offshore from February 1, 2000) and Subsidiaries.

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................     29

Consolidated Statements of Income for the years ended
  November 30, 1999, 1998 and 1997..........................     30

Consolidated Balance Sheets as of November 30, 1999 and
  1998......................................................     31

Consolidated Statements of Shareholders' Equity for the
  years ended November 30, 1999, 1998, 1997 and 1996........     32

Consolidated Statements of Cash Flows for the years ended
  November 30, 1999, 1998 and 1997..........................     33

Notes to Consolidated Financial Statements..................     34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO STOLT COMEX SEAWAY S.A.

    We have audited the accompanying consolidated balance sheets of Stolt Comex Seaway S.A. (a Luxembourg company) and its subsidiaries as of November 30, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt Comex Seaway S.A. and subsidiaries as of November 30, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1999, in conformity with accounting principles generally accepted in the United States.

    As discussed in Note 8 to the consolidated financial statements, effective December 1, 1996 the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to Be Disposed Of". In addition, as explained in Note 2 to the consolidated financial statements, effective December 1, 1997 the Company changed its method of accounting for drydock costs.

ARTHUR ANDERSEN
Edinburgh, Scotland
February 14, 2000

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                 FOR THE YEARS ENDED NOVEMBER 30,
                                                              ---------------------------------------
                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net operating revenue.......................................    $640,726      $649,764      $431,126
Operating expenses..........................................    (568,304)     (540,891)     (353,361)
                                                                --------      --------      --------
  GROSS PROFIT..............................................    $ 72,422       108,873        77,765
                                                                    11.3%         16.8%         18.0%
Equity in net income of non-consolidated joint ventures.....       5,197        14,761        12,242
Administrative and general expenses.........................     (51,825)      (45,911)      (31,363)
Restructuring charge (Note 16)..............................      (1,639)           --            --
Write down of certain assets (Note 8).......................          --            --        (4,157)
                                                                --------      --------      --------
  NET OPERATING INCOME......................................      24,155        77,723        54,487
                                                                --------      --------      --------
NON-OPERATING (EXPENSE) INCOME:
Interest expense............................................     (17,692)       (6,407)      (10,209)
Interest income.............................................         966         1,305           758
Foreign currency exchange (loss) gain, net..................         (80)         (393)           65
Other income (expense), net.................................         355          (443)        5,038
                                                                --------      --------      --------
  INCOME BEFORE INCOME TAXES................................       7,704        71,785        50,139
Income tax benefit (provision) (Note 10)....................       8,509       (17,537)      (11,138)
                                                                --------      --------      --------
NET INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING POLICY.........................................      16,213        54,248        39,001
Cumulative effect of change in accounting policy, net of
  tax.......................................................          --         3,060            --
                                                                ========      ========      ========
NET INCOME..................................................    $ 16,213      $ 57,308      $ 39,001
                                                                ========      ========      ========
EARNINGS PER COMMON SHARE:
Net income per Common Share and Common Share equivalents
  before cumulative effect of change in accounting policy
    Basic...................................................    $   0.27      $   0.92      $   0.83
    Diluted.................................................    $   0.27      $   0.91      $   0.82
Net income per Common Share and Common Share equivalents
  cumulative effect of change in accounting policy
    Basic...................................................    $     --      $   0.05      $     --
    Diluted.................................................    $     --      $   0.05      $     --
Net income per Common Share and Common Share equivalents
    Basic...................................................    $   0.27      $   0.97      $   0.83
    Diluted.................................................    $   0.27      $   0.96      $   0.82
                                                                ========      ========      ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND COMMON SHARE
  EQUIVALENTS OUTSTANDING (NOTE 2)
    Basic...................................................      59,092        58,999        47,043
    Diluted.................................................      59,545        59,979        47,616
                                                                ========      ========      ========

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

    All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

                          CONSOLIDATED BALANCE SHEETS

                                                                AS OF NOVEMBER 30,
                                                              ----------------------
                                                                 1999        1998
                                                              ----------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                   SHARE DATA)
                           ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $    5,852   $   9,375
Restricted cash deposits (Note 4)...........................       2,096       1,246
Trade receivables (Note 5)..................................     198,489     239,069
Inventories and work-in-progress (Note 6)...................      21,443      27,076
Prepaid expenses and other current assets...................      24,284      26,060
                                                              ----------   ---------
  TOTAL CURRENT ASSETS......................................     252,164     302,826
                                                              ----------   ---------
Fixed assets, at cost (Note 8)..............................     614,295     549,327
Less accumulated depreciation and amortization (Note 8).....    (178,232)   (140,482)
                                                              ----------   ---------
  TOTAL FIXED ASSETS, NET...................................     436,063     408,845
                                                              ----------   ---------
Deposits and long-term receivables..........................       6,347       9,523
Investments in and advances to non-consolidated joint
  ventures (Note 9).........................................       5,807      12,749
Deferred taxes (Note 10)....................................       8,522       2,954
Goodwill and other intangible assets (Note 2)...............     130,608     136,565
Prepaid pension asset (Note 11).............................       3,872       3,575
                                                              ----------   ---------
  TOTAL ASSETS..............................................  $  843,383   $ 877,037
                                                              ==========   =========
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bank overdrafts (Note 12)...................................  $   22,326   $  17,645
Short-term debt due to SNSA (Note 15).......................      50,000          --
Current maturities of long-term debt and capital lease
  obligations (Note 13).....................................         585       2,673
Accounts payable and accrued liabilities (Note 14)..........     104,764     158,374
Accrued salaries and benefits...............................      15,201      26,010
Other current liabilities...................................      27,436      30,688
                                                              ----------   ---------
  TOTAL CURRENT LIABILITIES.................................     220,312     235,390
                                                              ----------   ---------
Long-term debt and capital lease obligations (Note 13)......     100,116      68,575
Long-term debt due to SNSA (Note 15)........................     100,000     150,000
Deferred taxes (Note 10)....................................      11,471      19,905
Other non-current liabilities...............................       3,041       2,617
                                                              ----------   ---------
  TOTAL NON-CURRENT LIABILITIES.............................     214,628     241,097
                                                              ----------   ---------
Commitments and contingencies (Notes 17 and 23)
SHAREHOLDERS' EQUITY: (NOTE 19)
Common Shares, $2.00 par value--34,000,000 shares authorized
  (1998: 34,000,000), 22,456,565 (1998: 22,365,477) shares
  issued and outstanding at November 30, 1999 and 1998,
  respectively..............................................      44,913      44,731
Class A Shares, $2.00 par value--68,000,000 shares
  authorized (1998: 68,000,000), 19,710,800 (1998:
  19,679,987) shares issued and outstanding at November 30,
  1999 and 1998, respectively...............................      39,422      39,360
Class B Shares, $2.00 par value--34,000,000 shares
  authorized (1998: 34,000,000), 34,000,000 (1998:
  34,000,000) shares issued and outstanding at November 30,
  1999 and 1998, respectively...............................      68,000      68,000
Paid-in surplus.............................................     178,551     178,290
Retained earnings...........................................     101,082      84,869
Cumulative translation adjustments..........................     (23,525)    (14,700)
                                                              ----------   ---------
  TOTAL SHAREHOLDERS' EQUITY................................     408,443     400,550
                                                              ----------   ---------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY................  $  843,383   $ 877,037
                                                              ==========   =========

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

    All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                     ACCUMULATED
                                                                                        OTHER           TOTAL
                              COMMON    CLASS A    CLASS B    PAID-IN    RETAINED   COMPREHENSIVE   SHAREHOLDERS'   COMPREHENSIVE
                              SHARES     SHARES     SHARES    SURPLUS    EARNINGS      INCOME          EQUITY          INCOME
                             --------   --------   --------   --------   --------   -------------   -------------   -------------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE, NOVEMBER 30,
  1996.....................   12,014         --     56,000     23,812    (11,440)       (3,455)         76,931
Issuance of 8,050,000
  Common Shares by way of
  Public Offering..........   16,100         --         --     48,640         --            --          64,740
Exchange of debt for
  14,000,000 Class B
  Shares...................       --         --     28,000     29,593         --            --          57,593
Issuance of 4,000,000
  Common Shares by way of
  Public Offering..........    8,000         --         --    107,057         --            --         115,057
Conversion of 8,000,000
  Class B Shares into
  Common Shares............    8,000         --    (16,000)     8,000         --            --              --
Net income.................       --         --         --         --     39,001            --          39,001          39,001
Translation adjustments,
  net......................       --         --         --         --         --        (6,468)         (6,468)         (6,468)
Comprehensive income.......       --         --         --         --         --            --              --          32,533
Exercise of stock
  options..................      470         --         --        668         --            --           1,138
                              ------     ------    -------    -------    -------       -------         -------         -------
BALANCE, NOVEMBER 30,
  1997.....................   44,584         --     68,000    217,770     27,561        (9,923)        347,992
Issuance of 19,678,987
  Class A Shares by way of
  a Stock Dividend.........       --     39,358         --    (39,722)        --            --            (364)
Net income.................       --         --         --         --     57,308            --          57,308          57,308
Translation adjustments,
  net......................       --         --         --         --         --        (4,777)         (4,777)         (4,777)
Comprehensive income.......       --         --         --         --         --            --              --          52,531
Exercise of stock
  options..................      147          2         --        242         --            --             391
                              ------     ------    -------    -------    -------       -------         -------         -------
BALANCE, NOVEMBER 30,
  1998.....................   44,731     39,360     68,000    178,290     84,869       (14,700)        400,550
Net income.................       --         --         --         --     16,213            --          16,213          16,213
Translation adjustments,
  net......................       --         --         --         --         --        (8,825)         (8,825)         (8,825)
Comprehensive income.......       --         --         --         --         --            --              --           7,388
Exercise of stock
  options..................      182         62         --        339         --            --             583
Other, net.................       --         --         --        (78)        --            --             (78)
                              ------     ------    -------    -------    -------       -------         -------         -------
BALANCE, NOVEMBER 30,
  1999.....................   44,913     39,422     68,000    178,551    101,082       (23,525)        408,443
                              ======     ======    =======    =======    =======       =======         =======         =======

The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

    All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                              --------------------------------
                                                                1999       1998        1997
                                                              --------   ---------   ---------
                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $ 16,213   $  57,308   $  39,001
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES:
  Depreciation and amortization.............................    56,136      35,548      25,480
  Amortization of drydock costs.............................     3,793       2,700          --
  Deferred tax provision on cumulative effect of change in
    accounting policy.......................................        --         926          --
  Cumulative effect of change in accounting policy..........        --      (3,986)         --
  Equity in earnings of non-consolidated joint ventures.....    (5,197)    (14,761)    (12,242)
  Minority interest in consolidated subsidiaries............        --         360         150
  Deferred tax (benefit) provision..........................   (15,668)      9,102       9,147
  (Gain) loss on sale of assets.............................      (290)        342      (4,856)
  Write down of certain assets..............................        --          --       4,157
  Other, net................................................        --         851       2,534
CHANGES IN ASSETS AND LIABILITIES, NET OF ACQUISITIONS:
  Decrease (increase) in trade receivables..................    42,320     (22,245)    (39,130)
  Decrease (increase) in prepaid expenses and other current
    assets..................................................       774       4,000      (3,599)
  Decrease (increase) in inventories and work-in-progress...     4,653      11,560      (2,427)
  (Decrease) increase in accounts and notes payable.........   (53,737)     37,798     (10,094)
  (Decrease) increase in accrued salaries and benefits......    (8,793)      8,325       1,467
  Increase (decrease) in other current liabilities..........     2,239     (17,346)     (6,659)
  Payments of drydock costs.................................    (2,108)     (6,815)         --
                                                              --------   ---------   ---------
  NET CASH PROVIDED BY OPERATING ACTIVITIES:................    40,335     103,667       2,929
                                                              --------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of subsidiaries, net of cash acquired.........        --    (213,147)         --
  Purchase of fixed assets..................................   (90,918)   (123,284)   (108,609)
  Proceeds from sale of assets..............................     2,807         938         157
  Purchase of minority interest.............................        --      (1,030)         --
  Decrease (increase) in investments and other long-term
    financial assets........................................       680      (4,223)        117
  Dividends from non-consolidated joint ventures............    11,640      12,586       7,031
                                                              --------   ---------   ---------
    NET CASH (USED IN) INVESTING ACTIVITIES.................   (75,791)   (328,160)   (101,304)
                                                              --------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in bank overdrafts.........................     5,624       4,091       5,745
    Proceeds from issuance of long-term debt................    34,000      66,000          --
    Repayments of long-term debt............................    (1,370)       (969)    (65,097)
    (Increase) decrease in restricted cash deposits securing
     capital lease obligations and long-term debt...........    (1,012)      5,794       4,550
    Repayments of capital lease obligations.................    (3,117)        (22)       (257)
    Increase (decrease) in funding from affiliate...........        --     150,000     (23,541)
    Proceeds from the issuance of Common Shares.............        --          --     179,797
    Exercise of stock options...............................       583         391       1,138
                                                              --------   ---------   ---------
    NET CASH PROVIDED BY FINANCING ACTIVITIES...............    34,708     225,285     102,335
                                                              --------   ---------   ---------
    Effect of exchange rate changes on cash.................    (2,775)        238         359
                                                              --------   ---------   ---------
    NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS....    (3,523)      1,030       4,319
    Cash and cash equivalents at beginning of year..........     9,375       8,345       4,026
                                                              --------   ---------   ---------
    CASH AND CASH EQUIVALENTS AT END OF YEAR................  $  5,852   $   9,375   $   8,345
                                                              ========   =========   =========

The accompanying notes to the consolidated financial statements are an integral part of these
                       consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

    Stolt Comex Seaway S.A. ("the Company" or "SCS") is one of the largest subsea services contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K., Norway, Asia Pacific, Southern Europe, Africa and the Middle East ("SEAME"), South America, and North America.

    The market for the Company's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices.

    During the year, revenue from the largest customer represented
$76.5 million or 11.9% (1998: $137.6 million or 21.2% and 1997: $39.3 million or
9.1%) of net operating revenue.

    The Company has investments in several joint ventures, the most significant of which is Seaway Heavy Lifting Limited, a joint venture with a subsidiary of the Russian oil company, Lukoil-Kaliningradmorneft plc ("Lukoil"). This joint venture conducts installation, construction support and decommissioning activities with its heavy lift ship, the STANISLAV YUDIN. During 1998 the joint venture was extended for a further three years on revised terms. The Company's share of the joint venture profits is now 30%, but control of the venture remains unchanged at 50:50. In accordance with the agreement, the joint venture has time chartered the ship from Lukoil since 1992. In 1999 charterhire costs borne by the joint venture were $6.0 million.

    The remainder of the joint ventures in which the Company has interests have been entered into on project specific bases to enhance the range of services provided to the customer. In these joint ventures the Company will typically have equity interests ranging from 33% to 50%.

    The preparation of financial statements, in conformity with general accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from those estimates. Estimates are used in the determination of the percentage of completion of long-term contracts, allowances for doubtful accounts, the assessment of the impairment of the value of long-lived assets, depreciation and amortization, employee benefit plans, taxes and contingencies among others.

2. ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. and include the accounts of all majority-owned companies. All significant intercompany transactions and balances have been eliminated. The Company accounts for its non-consolidated joint ventures under the equity method.

FOREIGN CURRENCY TRANSLATION

    The Company, incorporated in Luxembourg, has U.S. dollar ("$") share capital, and dividends are expected to be paid in U.S. dollars. The Company's reporting currency is also the U.S. dollar.

    The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into U.S. dollars. Assets and liabilities denominated in foreign currencies are generally translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of shareholders' equity as Cumulative Translation Adjustments ("CTA"). Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in "Foreign currency exchange (loss) gain, net" in the accompanying consolidated statements of income. The functional currencies of the companies that comprise the North Sea region are Norwegian kroner and British pounds. The U.S. dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, and SEAME regions.

    The Company ceased to treat activities in Brazil as occurring in a hyperinflationary environment with effect from December 1, 1997 as a result of a change in the status of this economy as determined by inflation factors issued by the Securities and Exchange Commission ("SEC").

    The Company uses various financial instruments to reduce its exposure to currency fluctuations. All of the instruments used are hedges against underlying operating or balance sheet exposures and the Company does not enter into open speculative positions. Accordingly, the Company recognizes gains or losses only on the completion of the underlying transaction. Losses are not deferred if it is estimated that deferral would lead to recognizing losses in later periods. The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $13.8 million (1998: $11.5 million) and to sell was $2.5 million (1998: $5.0 million) at November 30, 1999.

REVENUE RECOGNITION

    Long-term contracts are accounted for using the percentage of completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known.

    Customers are billed in line with contractual agreements. A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to customers in the normal course of business. The majority of such items are settled by the customers, but occasionally there is a time lag between the end of the project and the agreement of such variation orders. In these instances management make estimates of the recoverability of the sums involved and establish a reserve against related contract receivables. The net amounts recoverable at November 30, 1999 amounted to $7.3 million (1998: $1.9 million).

FIXED ASSETS

    Fixed assets are recorded at cost or fair market value at acquisition. Interest costs incurred between the date that financing is provided for an asset and the date that the asset is ready for use are capitalized. Capitalized interest was $nil for the year ended November 30, 1999 (1998: $0.2 million and 1997: $1.1 million). Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below.

    Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships..................................  6 to 25 years
Operating equipment.........................................  7 to 10 years
Buildings...................................................  20 to 33 years
Other assets................................................  5 to 10 years

    Ships are depreciated to a residual value of 10% of acquisition cost which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

    Costs for fitting out construction support ships are capitalized and amortized over a period similar to the remaining useful life of the related equipment. Permanent marine stocks on ships are depreciated in a manner similar to their related ships.

    Depreciation expense, which includes amortization of assets under capital leases, was approximately $50.3 million for the year ended November 30, 1999 (1998: $33.1 million and 1997: $25.0 million).

    On December 1, 1997 the Company changed its accounting policy for drydocking from an accrual basis to a deferral basis. Amortization of capitalized drydock costs was $3.8 million for the year ended November 30, 1999 (1998: $2.7 million). The unamortized portion of capitalized drydock costs of $4.3 million (1998: $6.2 million) is included in "Deposits and long-term receivables" in the accompanying consolidated balance sheets. The previous policy was for drydocking expenses to be accrued evenly over the expected period between drydocking. At November 30, 1997, the provision amounted to $3.7 million.

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company for the year ended November 30, 1997, as if the change in accounting policy occurred at the beginning of that year:

                                                             FOR THE YEAR ENDED
                                                              NOVEMBER 30, 1997
                                                            ---------------------
                                                            (IN THOUSANDS, EXCEPT
                                                               PER SHARE DATA)
Net income................................................          $40,617
Net income per share:
Basic.....................................................          $  0.86
Diluted...................................................          $  0.85
                                                                    =======

    Maintenance and repair costs, which are expensed as incurred, were $33.7 million for the year ended November 30, 1999 (1998 and 1997: $17.2 million and $21.4 million, respectively).

GOODWILL AND OTHER INTANGIBLE ASSETS

    Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is being amortized on a straight line basis over 15 to 30 years. Patents and brand names are being amortized over 5 and 30 years, respectively.

    The acquisition of Ceanic in 1998 (Note 3) generated goodwill of $114.8 million at November 30, 1998. This was adjusted during 1999 to $122.1 million. The adjustment reflects a reassessment of the value of certain intangible assets within Ceanic and their related deferred tax liabilities.

    Included in the net book value of intangible assets at November 30, 1999 was goodwill of $121.1 million (1998: $119.6 million) and other intangible assets of $9.5 million (1998: $17.0 million). The amortization expense for the year ended November 30, 1999 was $5.8 million (1998: $2.5 million and 1997: $0.5 million).

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

EARNINGS PER SHARE

    Earnings per share is computed using the weighted average number of Common Shares, Class A Shares, and Class B Shares and equivalents outstanding during each period. The computation for the year ended November 30, 1999 is based upon the following:

                                                                    AS OF NOVEMBER 30,
                                                           ------------------------------------
                                                              1999         1998         1997
                                                           ----------   ----------   ----------
Basic:
  Common Shares..........................................  22,398,474   22,340,015   30,043,000
  Class A Shares.........................................  19,693,454   19,658,881           --
  Class B Shares.........................................  17,000,000   17,000,000   17,000,000
                                                           ----------   ----------   ----------
  Total..................................................  59,091,928   58,998,896   47,043,000
                                                           ==========   ==========   ==========
Diluted:
  Common Shares..........................................  22,739,621   22,994,532   30,616,000
  Class A Shares.........................................  19,805,249   19,984,457           --
  Class B Shares.........................................  17,000,000   17,000,000   17,000,000
                                                           ----------   ----------   ----------
  Total..................................................  59,544,870   59,978,989   47,616,000
                                                           ==========   ==========   ==========
Basic....................................................  59,091,928   58,998,896   47,043,000
Potentially dilutive share options.......................     452,942      980,093      573,000
                                                           ----------   ----------   ----------
Diluted..................................................  59,544,870   59,978,989   47,616,000
                                                           ==========   ==========   ==========

    Class B Shares have only 50% of the economic rights of Common and Class A Shares.

    All earnings per share information has been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998.

STOCK BASED COMPENSATION

    The Company has elected to account for its stock based compensation awards to employees and directors under Accounting Principles Board ("APB") Opinion No. 25 and to provide the disclosures required by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123") in Note 20.

CONSOLIDATED STATEMENT OF CASH FLOWS

    Cash paid for interest (net of amount capitalized) and cash paid for income taxes during the year ended November 30, 1999 were $7.1 million and $10.4 million respectively, (1998: $2.1 million and $5.5 million respectively and 1997: $9.2 million and $0.9 million respectively).

IMPACT OF NEW ACCOUNTING STANDARDS

    In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which provides guidance on accounting for the costs of computer software developed or obtained for internal use. This SOP requires computer software costs that are incurred in the preliminary project stage to be expensed as incurred. Once the capitalization criteria of the SOP have been met, directly attributable development costs should be capitalized. It also provides guidance on the treatment of upgrade and maintenance expenditure. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Costs incurred prior to initial application of this SOP, whether capitalized or not, should not be adjusted to the amounts that would have been capitalized had this SOP been in effect when those costs were incurred. The adoption of SOP 98-1 is not expected to have a significant effect on the Company's financial statements or disclosures.

    In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), "Reporting on the Costs of Start-Up Activities", which provides guidance on the financial reporting of start-up costs and organization costs. This SOP requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-5 is not expected to have a significant effect on the Company's financial statements or disclosures.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement establishes accounting and reporting standards in the U.S. requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged items in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

    In 1999, the FASB issued SFAS No. 137 which deferred the effective date of SFAS No. 133. SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. A company may also implement the Statement as of the beginning of any fiscal quarter after issuance (that is, fiscal quarters beginning June 16, 1998 and thereafter). SFAS No. 133 cannot be applied retroactively. SFAS No. 133 must be applied to (a) derivative (b) certain derivative instruments embedded in hybrid contracts that were issued, acquired, or substantively modified after December 31, 1997.

    The Company has not yet quantified the impact of adopting SFAS No.133 on the amounts presented under U.S. generally accepted accounting standards. However, the Statement could increase volatility in earnings and comprehensive income.

3. BUSINESS ACQUISITION

    In August 1998 the Company acquired Ceanic Corporation, (later renamed Stolt Comex Seaway Inc.), for a cash purchase price of approximately $218.9 million, including transaction costs. The transaction was accounted for under the purchase method of accounting.

    The purchase price generated goodwill of approximately $114.8 million at November 30, 1998. This was adjusted during 1999 to $122.1 million. The adjustment reflects a reassessment of the value of certain intangible assets within Ceanic and their related deferred tax liabilities. The goodwill is being amortized over 25 years.

    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and the former Ceanic Corporation as if the acquisition occurred at the beginning of each respective year. Pro forma adjustments include depreciation and amortization, interest charges on debt and lines of credit and tax benefits related to additional interest charges (unaudited):

                                                               FOR THE YEARS ENDED
                                                                  NOVEMBER 30,
                                                              ---------------------
                                                                1998        1997
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net operating revenue.......................................  $769,584    $561,608
Net income before cumulative effect of change in accounting
  policy....................................................  $ 41,051    $ 26,906
Cumulative effect of change in accounting policy............  $  3,060    $     --
Net income..................................................  $ 44,111    $ 26,906
Net income per share before cumulative effect of change in
  accounting policy:
  Basic.....................................................  $   0.70    $   0.57
  Diluted...................................................  $   0.69    $   0.57
Net income per share cumulative effect of change in
  accounting policy:
  Basic.....................................................  $   0.05    $     --
  Diluted...................................................  $   0.05    $     --
Net income per share:
  Basic.....................................................  $   0.75    $   0.57
  Diluted...................................................  $   0.74    $   0.57
                                                              ========    ========

    The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

4. RESTRICTED CASH DEPOSITS

    Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third party obligations. There are no significant conditions on the restricted cash balances.

5. TRADE RECEIVABLES

    Trade receivables at November 30, 1999 of $198.5 million (1998: $239.1 million) are net of allowances for doubtful accounts of $6.2 million (1998: $4.7 million). Included in trade receivables at November 30, 1999 was $64.0 million (1998: $94.6 million) of unbilled receivables.

6. INVENTORIES AND WORK-IN-PROGRESS

    Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

                                                            AS OF NOVEMBER 30,
                                                            -------------------
                                                              1999       1998
                                                            --------   --------
                                                              (IN THOUSANDS)
Work-in-progress and mobilizations........................  $ 6,876    $13,205
Materials and supplies....................................    9,231      9,983
Spare parts...............................................    3,783      2,646
Fuels.....................................................    1,393      1,229
Other.....................................................      160         13
                                                            -------    -------
                                                            $21,443    $27,076
                                                            =======    =======

    Costs are generally determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset.

    Progress payments relating to work-in-progress were $0.4 million at November 30, 1999 (1998: $nil).

7. EMPLOYEE LOANS

    Included in prepaid expenses and other current assets are loans to employees of $0.8 million (1998: $0.6 million). Included in deposits and long-term receivables are loans to employees of $0.6 million (1998: $0.5 million).

8. FIXED ASSETS, NET

    Fixed assets comprise the following:

                                                                    AS OF NOVEMBER 30,
                                                         -----------------------------------------
                                                                1999                  1998
                                                         -------------------   -------------------
                                                                      (IN THOUSANDS)
Operating equipment....................................  $239,760       39.0%  $247,241     45.0%
Construction support ships.............................   332,973       54.2    270,191     49.2
Land and buildings.....................................    21,391        3.5     16,980      3.1
Other assets...........................................    20,171        3.3     14,915      2.7
                                                         --------   --------   --------    -----
                                                         $614,295      100.0%  $549,327    100.0%
Less: Accumulated depreciation and amortization........  (178,232)             (140,482)
                                                         --------              --------
                                                         $436,063              $408,845
                                                         ========              ========

    During the year ended November 30, 1997 the Company recognized a SFAS No. 121 impairment loss of $4.2 million. This loss related to certain subsea assets developed by the Company which were impaired as a result of technical obsolescence. The estimated undiscounted net cash flows directly attributable to the utilization of such assets and their eventual disposition were less than the net book value of such assets at that time. These assets were written down to values considered by management to be an assessment of their fair market value. In addition a small number of obsolete items were also written down to $nil as management considered it unlikely that they would be utilized in future years.

    During 1997 the Company completed two asset swap transactions with third parties and recognized a gain of $4.9 million. This gain was included in other income (expense), net in the income statement.

9. INVESTMENTS IN AND ADVANCES TO NON-CONSOLIDATED JOINT VENTURES

    Investments in and advances to non-consolidated joint ventures comprise the following:

                                                                              AS OF NOVEMBER 30,
                                                             GEOGRAPHICAL     -------------------
                                                               LOCATION         1999       1998
                                                           ----------------   --------   --------
                                                                                (IN THOUSANDS)
Seaway Heavy Lifting.....................................  Cyprus              $2,401    $ 7,652
Project joint ventures...................................  Norway, SEAME          769      2,487
Other....................................................  Norway, SEAME        2,637      2,610
                                                            -------------      ------    -------
                                                                               $5,807    $12,749
                                                                               ======    =======

    Taxation in respect of project joint ventures has been included in the results of the relevant subsidiaries. Undistributed reserves of all other joint ventures will not be taxed on distribution.

    Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements is as follows:

    Income statement data:

                                                              FOR THE YEARS ENDED NOVEMBER 30,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Net operating revenue.......................................  $237,516    $140,651    $150,758
Gross profit................................................  $ 14,581    $ 28,258    $ 43,909
Net income..................................................  $ 13,117    $ 29,531    $ 32,822
                                                              ========    ========    ========

    Balance sheet data:

                                                              AS OF NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Current assets..............................................  $97,775    $66,074
Non-current assets..........................................  $18,984    $20,803
Current liabilities.........................................  $87,466    $48,248
Non-current liabilities.....................................  $13,869    $15,939
                                                              =======    =======

    For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 1999, 1998, and 1997 respectively; charter hire of $7.2 million, $16.7 million, $11.0 million and other expenses $27.9 million, $20.5 million, $3.8 million. The joint ventures also received revenue of $7.0 million, $2.9 million, $2.1 million from the Company.

The balance sheet data includes amounts payable to joint ventures by the Company of $5.2 million and $1.5 million and amounts receivable by the Company of $12.7 million and $10.8 million at November 30, 1999 and 1998 respectively.

10. INCOME TAXES

    The income tax benefit (provision) is as follows:

                                                  FOR THE YEARS ENDED NOVEMBER 30,
                                                  ---------------------------------
                                                    1999        1998        1997
                                                  ---------   ---------   ---------
                                                           (IN THOUSANDS)
Current.........................................   $(7,159)   $ (8,435)   $ (1,991)
Deferred........................................    15,668      (9,102)     (9,147)
                                                   -------    --------    --------
Income tax benefit (provision)..................   $ 8,509    $(17,537)   $(11,138)
                                                   =======    ========    ========

    The tax effects of temporary differences and net operating loss carryforwards at November 30, 1999 and 1998 are as follows:

                                                           AS OF NOVEMBER 30,
                                                           -------------------
                                                             1999       1998
                                                           --------   --------
                                                             (IN THOUSANDS)
Net operating loss carryforwards.........................  $33,319    $ 22,694
Other accruals, net......................................   11,922       7,127
Fixed assets.............................................  (43,874)    (39,481)
                                                           -------    --------
Net deferred tax asset (liability) before valuation
  allowance..............................................    1,367      (9,660)
Valuation allowance......................................   (4,316)     (7,291)
                                                           -------    --------
Net deferred tax liability...............................  $(2,949)   $(16,951)
                                                           -------    --------
Deferred tax asset.......................................  $ 8,522    $  2,954
Deferred tax liability...................................  (11,471)    (19,905)
                                                           -------    --------
                                                           $(2,949)   $(16,951)
                                                           =======    ========

    A valuation allowance has been recorded to reduce the deferred tax assets to an amount that management believes is more likely than not to be realized.

    French and U.K. companies have unused net operating loss carryforwards, on a tax-effected basis, of $5.0 million and $15.2 million respectively, at November 30, 1999. The U.K. tax losses may be carried forward indefinitely. The French unused net operating loss carryforwards may be carried forward as follows:

                                                         YEAR ENDED NOVEMBER 30,
                                                         -----------------------
                                                             (IN THOUSANDS)
Expires 2004...........................................          $2,391
Unlimited..............................................           2,646
                                                                 ------
                                                                 $5,037
                                                                 ======

    The Company also had, at November 30, 1999 approximately $9.5 million of net operating loss carryforwards, on a tax-effected basis, in the United States, which expire through 2019, and $2.0 million of net operating loss carryforwards, on a tax-effected basis, in Australia which can be carried forward indefinitely. There are net operating loss carryforwards, on a tax-effected basis in Canada of $1.6 million which expire through 2005.

    The income tax (provision) benefit at the Company's effective tax rate differs from the income tax (provision) benefit at the statutory rate. Principal reconciling items include the following:

                                                        FOR THE YEAR ENDED NOVEMBER 30, 1999
                                                ----------------------------------------------------
                                                  U.S.      NORWAY      U.K       OTHER      TOTAL
                                                --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS)
Pretax (loss) income..........................  $(41,085)  $18,015    $  (128)   $30,902    $  7,704
Utilization of prior year losses..............        --        --         --    (10,926)    (10,926)
Income in non-taxable areas...................        --        --         --     (8,648)     (8,648)
Losses for which no benefit is recognized.....        --        --         --      8,398       8,398
                                                --------   -------    -------    -------    --------
Taxable (loss) income.........................   (41,085)   18,015       (128)    19,726      (3,472)
Statutory tax rate............................        34%       28%        30%        37%         50%
                                                --------   -------    -------    -------    --------
Tax at statutory rate.........................    13,969    (5,044)        38     (7,221)      1,742
Non-deductible depreciation and
  amortization................................        --       (51)      (145)      (329)       (525)
Adjustments in respect of prior years.........        --        --        750         --         750
State tax credit..............................       975        --         --         --         975
Imputed interest deduction....................        --        --         --      4,030       4,030
Change in valuation allowance.................      (216)       --     (1,800)     1,968         (48)
Non-taxable dividend income from joint
  ventures....................................        --        --         --        189         189
Changes in tax rates..........................        --        --       (192)        --        (192)
Exchange loss.................................        --       253        983        257       1,493
Other.........................................       210       249       (192)      (172)         95
                                                --------   -------    -------    -------    --------
Income tax benefit (provision)................  $ 14,938   $(4,593)   $  (558)   $(1,278)   $  8,509
                                                ========   =======    =======    =======    ========

                                                        FOR THE YEAR ENDED NOVEMBER 30, 1998
                                                ----------------------------------------------------
Pretax (loss) income.                           $  1,053   $ 27,424   $ 30,988   $ 12,502   $ 71,785
Utilization of prior year losses..............        --        --         --     (7,350)     (7,350)
Income in non-taxable areas...................        --        --         --     (5,918)     (5,918)
Losses for which no benefit is recognized.....       936        --         --      8,811       9,747
                                                --------   -------    -------    -------    --------
Taxable income................................     1,989    27,242     30,988      8,045      68,264
Statutory tax rate............................        34%       28%        31%        10%         28%
                                                --------   -------    -------    -------    --------
Tax at statutory rate.........................      (676)   (7,628)    (9,606)      (815)    (18,725)
Non-deductible depreciation and
  amortization................................       (28)      (53)       (98)      (202)       (381)
Non-taxable dividend income from joint
  ventures....................................        --        --         --      1,734       1,734
Exchange loss.................................        --        --         --         49          49
Other.........................................      (657)       29        265        149        (214)
                                                --------   -------    -------    -------    --------
Income tax (provision) benefit................  $ (1,361)  $(7,652)   $(9,439)   $   915    $(17,537)
                                                ========   =======    =======    =======    ========

                                                        FOR THE YEAR ENDED NOVEMBER 30, 1997
                                                ----------------------------------------------------
                                                  U.S.      NORWAY      U.K       OTHER      TOTAL
                                                --------   --------   --------   --------   --------
                                                                   (IN THOUSANDS)
Pretax income.                                  $     --   $ 12,257   $ 22,226   $ 15,656   $ 50,139
Utilization of prior year losses..............        --        --         --     (8,784)     (8,784)
Income in non-taxable areas...................        --        --         --     (5,777)     (5,777)
Losses for which no benefit is recognized.....        --        --         --      4,816       4,816
                                                --------   -------    -------    -------    --------
Taxable income................................        --    12,257    $22,226    $ 5,911      40,394
Statutory tax rate............................        --        28%        31%        20%         28%
                                                --------   -------    -------    -------    --------
Tax at statutory rate.........................        --    (3,432)    (6,890)    (1,154)    (11,476)
Non-deductible depreciation and
  amortization................................        --       (53)       (98)      (202)       (353)
Non-taxable dividend income from joint
  ventures....................................        --        --         --      1,131       1,131
Change in tax rates...........................        --        --       (918)        --        (918)
Exchange loss.................................        --        --         --        179         179
Other.........................................        --       174       (181)       306         299
                                                --------   -------    -------    -------    --------
Income tax (provision) benefit................  $     --   $(3,311)   $(8,087)   $   260    $(11,138)
                                                ========   =======    =======    =======    ========

    The reported utilization of prior year losses against current year profits represents entities where deferred tax assets had not previously been recognized for those losses.

    The statutory rate for the "other" category represents a weighted average of various local statutory tax rates including certain revenue taxes.

11. PENSION COMMITMENTS

    The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relative to these plans for the years ended November 30, 1999, 1998, and 1997, was $1.4 million, $0.5 million and $0.4 million respectively.

    The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets primarily comprise marketable securities. The following provides a reconciliation of benefit obligations, plan assets, and funded status of the defined benefit pension plans:

PENSION BENEFITS

                                                              FOR THE YEARS ENDED
                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Change in benefit obligation:
Benefit obligation at beginning of year.....................  $17,363    $16,479
Service cost................................................    1,426      1,452
Interest cost...............................................    1,040      1,067
Plan amendments.............................................       --     (1,020)
Actuarial gains and losses..................................     (738)       158
Foreign currency exchange rate changes......................     (876)      (223)
Benefits paid from plan assets..............................     (473)      (550)
                                                              -------    -------
Benefit obligation at end of year...........................  $17,742    $17,363
                                                              =======    =======
Change in plan assets:
Fair value of plan assets at beginning of year..............  $17,416    $17,214
Plan amendments.............................................       --       (840)
Actual return on plan assets................................    1,116        574
Foreign currency exchange rate changes......................     (906)      (468)
Company contributions.......................................    1,870      1,486
Benefits paid from plan assets..............................     (473)      (550)
                                                              -------    -------
Fair value of plan assets at end of year....................  $19,023    $17,416
                                                              =======    =======

    The following table sets forth the funded status of the pension plans:

                                                               FOR THE YEARS ENDED
                                                                   NOVEMBER 30,
                                                              ----------------------
                                                                1999          1998
                                                              --------      --------
                                                                  (IN THOUSANDS)
Funded status of the plans..................................   $1,281        $   53
Unrecognized net loss.......................................    2,628         3,567
Unrecognized prior service cost.............................      376           446
Unrecognized net transition obligation......................     (413)         (491)
                                                               ------        ------
Prepaid benefit cost........................................   $3,872        $3,575
                                                               ======        ======

    The weighted average assumptions used are as follows:

                                                                1999             1998
                                                              --------         --------
Discount rate...............................................    6.1%             6.9%
Expected return on plan assets..............................    7.1%             7.5%
Rate of compensation increase...............................    3.3%             4.3%
                                                                ===              ===

    Net periodic pension benefit costs include the following components:

                                                                   FOR THE YEARS ENDED
                                                                       NOVEMBER 30,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
Service cost................................................   $1,426     $1,452     $1,617
Interest cost...............................................    1,040      1,066      1,029
Return on plan assets (expected)............................   (1,251)    (1,252)    (1,211)
Amortization of transition asset............................      (47)       (49)       (49)
Recognized net actuarial losses.............................      155        146        192
Amortization of prior service cost..........................       44          8         --
Benefit cost................................................   $1,367     $1,371     $1,578
                                                               ======     ======     ======

    The Company has two pension plans which have accumulated benefit obligations in excess of plan assets. The accumulated benefit obligations of these plans were $5.5 million at November 30, 1999 (1998: $5.2 million).

    In France and Asia Pacific, retirement indemnities, for which the Company has accrued $0.1 million at November 30, 1999 and $0.3 million at November 30, 1998 are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels.

12. BANK OVERDRAFT AND SHORT-TERM DEBT

    The Company has external, third party bank overdraft and lines of credit facilities and short-term loan notes totaling $53.1 million (1998: $46.1 million). Amounts borrowed pursuant to these facilities bear interest at rates ranging from 5.9375% to 8.083% at November 30, 1999. As of November 30, 1999 short-term borrowings under these facilities totalled $22.3 million (1998: $17.6 million).

13. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

    During 1997 the Company obtained a revolving credit facility led by HSBC Bank plc (formerly Midland Bank plc) and Den norske Bank ASA, which provides for a five year revolving credit line in the principal amount of $125.0 million, such principal reducing to $100.0 million and $75.0 million in the years four and five respectively. The interest charges are based on the ratio of the Company's debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA") and will range from the London Interbank offer rate ("LIBOR") + 0.4% to LIBOR + 0.8% per annum.

    During 1999 the Company reached agreement for an additional revolving credit facility with Den norske Bank ASA, Bank of America NT & SA, HSBC Bank plc, and ASLK-CGER Bank. This new facility is in the form of a five year revolving credit line. The initial amount available was $150.0 million which reduces by $12.5 million semi annually leaving $37.5 million due at maturity. Currently there is $137.5 million available under this facility. The interest charges are based on the ratio of the Company's debt to EBITDA and will range from LIBOR + 0.85% to LIBOR+1.40% over the life of the facility.

    Long-term debt, excluding borrowings from SNSA, comprises the following:

                                                              AS OF NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Revolving credit agreement with a weighted average interest
  rate of 6.129%, due through 2002..........................  $100,000   $66,000
Other bank borrowings.......................................        56     1,463
                                                              --------   -------
Less: Current portion.......................................   100,056    67,463
                                                                   (19)     (161)
                                                              --------   -------
Long-term debt..............................................  $100,037   $67,302
                                                              ========   =======

    The net book value of assets collateralizing this debt was $120.5 million as of November 30, 1999.

    At November 30, 1999, $100.0 million of the available $125.0 million facility with HSBC Bank plc and Den norske Bank ASA was outstanding (1998: $66.0 million). Borrowings bear interest based on various money market rates dependent on interest periods selected by the Company. Commitment fees of 0.2% per annum are payable on the unused portion of the credit line.

    At November 30, 1999 $nil of the available $137.5 million facility with Den norske Bank ASA, Bank of America NT & SA, HSBC Bank plc and ASLK-CGER Bank was outstanding. Commitment fees of 0.5% per annum are payable on the unused portion of the credit line.

    Total debt outstanding at November 30, 1999 is repayable as $100.0 million in U.S. dollars, and $0.1 million in French francs.

    Scheduled annual principal repayments of debt for the fiscal years subsequent to November 30, 1999 are as follows:

                                                               (IN THOUSANDS)
                                                               --------------
2000........................................................      $     19
2001........................................................        25,019
2002........................................................        75,018
                                                                  --------
                                                                  $100,056
                                                                  ========

    The majority of the Company's revolving lines of credit contain various financial covenants, including among other things, minimum consolidated tangible net worth, maximum consolidated debt to net worth, and maximum consolidated debt to EBITDA.

    At November 30, 1999 property under capital leases, comprising operating and other equipment, amounts to $1.0 million at cost. Accumulated amortization of these assets is $0.3 million.

    Minimum payments under capital leases at November 30, 1999, which are due primarily in U.S. dollars, are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2000........................................................       $612
2001........................................................         40
2002........................................................         35
2003........................................................         17
                                                                   ----
Total minimum lease payments................................        704
Less: Amount representing interest and executory costs......        (59)
                                                                   ----
Present value of net minimum lease payments.................       $645
                                                                   ====

    The amount of interest and executory costs relating to current capital lease obligations is $0.1 million.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

    Accounts payable and accrued liabilities comprise the following:

                                                              AS OF NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Invoice accruals............................................  $ 32,025   $ 87,322
Trade payables..............................................    68,869     63,894
Short-term payable due to SNSA..............................     2,908      5,005
Trade notes payable.........................................        --         61
Other.......................................................       962      2,092
                                                              --------   --------
                                                              $104,764   $158,374
                                                              ========   ========

15. RELATED PARTY TRANSACTIONS

    Related party transactions consisted of the following:

                                                                    FOR THE YEARS ENDED NOVEMBER 30,
                                                                  ------------------------------------
                                                                    1999          1998          1997
                                                                  --------      --------      --------
                                                                             (IN THOUSANDS)
Interest charges............................................      $10,412        $4,972        $3,829
Guarantee fees..............................................      $    --        $   --        $  756
Management services.........................................      $ 3,206        $1,600        $1,600
                                                                  =======        ======        ======

    The interest rate charged on the SNSA short-term and long-term debt was 5.785% at November 30, 1999 (1998: 9.000%). Interest on short-term debt was priced according to market rates at the time. Management service charges represent charges for various services including legal and administrative services performed by SNSA, and treasury, insurance and information technology services performed by Stolt-Nielsen Transportation Group on behalf of the Company.

    Amounts due to SNSA:

                                                              AS OF NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Short-term payable..........................................  $  2,908   $  5,005
Short-term debt.............................................    50,000         --
Long-term debt..............................................   100,000    150,000
                                                              --------   --------
                                                              $152,908   $155,005
                                                              ========   ========

    The short-term payable to SNSA relates primarily to outstanding interest charges.

    During December 1999, $25.0 million of the $50.0 million short-term debt was repaid to SNSA. In the year ended November 30, 2000, $100.0 million of this debt will be converted into 10,341,262 Class A Shares.

16. RESTRUCTURING AND REORGANIZATION PROGRAM

    During the year the Company carried out a reorganization of its North Sea operations. The Company's operational base in Haugesund, Norway was closed in July 1999. A single organization providing administrative and operational support was established during 1999 for North Sea commercial and administrative functions. Non-recurring costs amounting to $1.6 million were expensed, of which $1.3 million related to redundancy and relocation costs and $0.3 million related to other administrative costs. These have been shown as a separate line in the income statement. During the year SCS paid out $1.0 million redundancy costs, leaving a provision of $0.3 million at November 30, 1999. These costs will be paid out during 2000. All administrative costs in relation to the restructuring were paid out during the year. The reorganization resulted in 66 redundancies in commercial and administrative functions, of which 58 had been effected at November 30, 1999. The remaining staff will be made redundant during 2000.

17. OPERATING LEASES

    Total operating lease commitments as of November 30, 1999 amount to $69.4 million. Charter obligations towards certain construction support, diving support, survey and inspection ships account for $52.5 million of the total commitments. The remaining obligations relate to office facilities and equipment.

    Total minimum annual lease commitments which are payable are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
2000........................................................     $18,216
2001........................................................      17,875
2002........................................................      16,834
2003........................................................       7,548
2004........................................................       3,275
Thereafter..................................................       5,670
                                                                 -------
                                                                 $69,418
                                                                 =======

                                                              (IN THOUSANDS)
                                                              --------------
Belgian francs..............................................     $17,992
Norwegian kroner............................................      32,722
American dollars............................................      14,689
Australian dollars..........................................       1,221
British pounds..............................................       1,099
Canadian dollars............................................       1,412
Singapore dollars...........................................         258
Indonesian rupiah...........................................          25
                                                                 -------
                                                                 $69,418
                                                                 =======

    Total operating lease rentals charged as an expense for the year ended November 30, 1999 were $28.1 million (1998: $18.6 million and 1997:
$11.4 million).

18. SEGMENT AND RELATED INFORMATION

    In 1999 the Company has adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which changes the way the Company reports information about its operating segments. The information for 1998 and 1997 has been restated from the prior year's presentation in order to conform to the 1999 presentation.

    The Company has four reportable segments: Field Development, Subsea Construction, Subsea Services and Seaway Heavy Lifting Limited. Subsea Services represents regional business and is therefore reported by geographical location. The "Other" category includes corporate related items and the results of insignificant operations not reportable under the other segments.

    Large projects are allocated to the two worldwide product lines, field development and subsea construction, at the tender stage. Field development projects are those which involve engineering, procurement, installation and commissioning requiring multiple skills which may include subsea construction, pipelay, procurement, fabrication, and installation of Floating Production, Storage and Offloading Units, ("FPSO"), Spars and Tension Leg Platforms, ("TLP"). Subsea construction projects generally involve welding, hot-tapping, decommissioning and other diving and diverless subsea construction techniques. All other projects are managed in the region in which they take place.

    The accounting policies of the segments are the same as those described in
Note 2. Inter segment sales and transfers are not significant. Summarized financial information concerning each of the Company's reportable segments is provided in the following tables:

                                         FIELD         SUBSEA       SUBSEA    SEAWAY HEAVY
                                      DEVELOPMENT   CONSTRUCTION   SERVICES   LIFTING LTD     OTHER      TOTAL
                                      -----------   ------------   --------   ------------   --------   --------
                                                                    (IN THOUSANDS)
FOR THE YEAR ENDED NOVEMBER 30, 1999
Net operating revenue...............    $141,681      $160,950     $336,523      $   --       $1,572    $640,726
Equity in net income of non-
  consolidated joint ventures.......    $  1,455      $  3,216     $     --      $  526       $   --    $  5,197
Depreciation and amortization.......    $(11,914)       (9,662)    $(34,070)     $   --       $ (490)   $(56,136)
Research and development expense....    $   (648)         (514)    $     --      $   --       $   --    $ (1,162)
Restructuring charge................    $     --            --     $ (1,639)     $   --       $   --    $ (1,639)
Interest expense....................    $ (6,193)       (3,486)    $ (8,013)     $   --       $   --    $(17,692)
Interest income.....................    $     --            --     $    960      $   --       $    6    $    966
Income tax benefit (expense)........    $  1,980        (3,444)    $  9,220      $   --       $  753    $  8,509
Net (loss) income...................    $ (7,900)       11,630     $  8,432      $  526       $3,525    $ 16,213
Segment assets......................    $284,166      $164,369     $369,871      $   --       $2,516    $820,922
Investments in and advances to non
  consolidated joint ventures.......    $  1,145      $  1,655     $    606      $2,401       $   --    $  5,807
Capital expenditures................    $ 25,839      $ 22,777     $ 42,302      $   --       $   --    $ 90,918
                                        ========      ========     ========      ======       ======    ========
FOR THE YEAR ENDED NOVEMBER 30, 1998
Net operating revenue...............    $268,017      $145,010     $235,551      $   --       $1,186    $649,764
Equity in net income of non-
  consolidated joint ventures.......    $     75      $  9,091     $     --      $5,595       $   --    $ 14,761
Depreciation and amortization.......    $ (8,300)     $ (8,518)    $(18,213)     $   --       $ (517)   $(35,548)
Research and development expense....    $   (252)     $ (2,408)    $     --      $   --       $   --    $ (2,660)
Interest expense....................    $ (3,125)     $ (1,175)    $ (2,107)     $   --       $   --    $ (6,407)
Interest income.....................    $     --      $     --     $  1,086      $   --       $  219    $  1,305
Income tax expense..................    $ (6,980)     $ (6,415)    $ (4,142)     $   --       $   --    $(17,537)
Cumulative effect of change in
  accounting policy, net of tax.....    $  1,334      $  1,726     $     --      $   --       $   --    $  3,060
Net income..........................    $ 18,625      $ 14,022     $ 17,295      $5,595       $1,771    $ 57,308
Segment assets......................    $324,101      $140,372     $379,450      $   --       $  651    $844,574
Investments in and advances to non-
  consolidated joint ventures.......    $     77      $  4,271     $    881      $7,520       $   --    $ 12,749
Capital expenditures................    $ 40,877      $ 43,343     $ 38,759      $   --       $  305    $123,284
                                        ========      ========     ========      ======       ======    ========
FOR THE YEAR ENDED NOVEMBER 30, 1997
Net operating revenue...............    $184,154      $ 78,327     $167,395      $   --       $1,250    $431,126
Equity in net income of non-
  consolidated joint ventures.......    $     --      $  9,414     $     --      $2,828       $   --    $ 12,242
Depreciation and amortization.......    $ (5,881)     $ (6,906)    $(12,172)     $   --       $ (521)   $(25,480)
Interest expense....................    $ (4,827)     $ (1,648)    $ (3,734)     $   --       $   --    $(10,209)
Interest income.....................    $     --            --     $    443      $   --       $  315    $    758
Income tax expense..................    $ (3,717)     $ (2,130)    $ (4,830)     $   --       $ (461)   $(11,138)
Net income..........................    $ 12,088      $  8,343     $ 12,228      $2,828       $3,514    $ 39,001
                                        ========      ========     ========      ======       ======    ========

    The analysis of the Subsea Services segment, which is managed on a regional basis, is as follows:

                                                                         ASIA      NORTH      SOUTH
                                        U.K.      NORWAY     SEAME     PACIFIC    AMERICA    AMERICA     TOTAL
                                      --------   --------   --------   --------   --------   --------   --------
                                                                    (IN THOUSANDS)
FOR THE YEAR ENDED NOVEMBER 30, 1999
Net operating revenue...............  $33,010    $54,566    $28,147    $40,211    $132,899   $47,690    $336,523
Depreciation and amortization.......  $(1,449)   $(3,353)   $(1,635)   $(1,863)   $(21,729)  $(4,041)   $(34,070)
Restructuring charge................  $          $(1,639)   $    --    $    --    $     --   $    --    $ (1,639)
Interest expense....................  $  (665)   $(1,115)   $  (545)   $  (544)   $ (3,695)  $(1,449)   $ (8,013)
Interest income.....................  $    75    $   240    $    25    $    18    $    440   $   162    $    960
Income tax (expense) benefit........  $  (996)   $(1,801)   $    90    $   538    $ 11,383   $     6    $  9,220
Net (loss) income...................  $   775    $ 1,482    $  (385)   $(4,404)   $  3,509   $ 7,455    $  8,432
Segment assets......................  $34,616    $30,530    $23,396    $39,660    $196,455   $45,214    $369,871
Investments in and advances to non-
  consolidated joint ventures.......  $    --    $   606    $    --    $    --    $     --   $    --    $    606
Capital expenditures................  $ 3,215    $19,632    $   688    $ 2,422    $ 15,486   $   859    $ 42,302
                                      =======    =======    =======    =======    ========   =======    ========
FOR THE YEAR ENDED NOVEMBER 30, 1998
Net operating revenue...............  $44,527    $37,612    $20,358    $34,214    $ 50,397   $48,443    $235,551
Depreciation and amortization.......  $(1,814)   $(2,246)   $(1,005)   $(1,376)   $ (6,319)  $(5,453)   $(18,213)
Interest expense....................  $  (356)   $  (328)   $   (88)   $  (294)   $   (223)  $  (818)   $ (2,107)
Interest income.....................  $   507    $   315    $    87    $     4    $     77   $    96    $  1,086
Income tax (expense)................  $(2,203)   $  (845)   $    --    $  (438)   $   (656)  $    --    $ (4,142)
Net income (loss)...................  $ 1,721    $ 1,716    $  (450)   $ 6,332    $  7,670   $   306    $ 17,295
Segment assets......................  $35,732    $28,399    $30,533    $35,825    $193,904   $55,057    $379,450
Investments in and advances to non-
  consolidated joint ventures.......  $    --    $   779    $   102    $    --    $     --   $    --    $    881
Capital expenditures................  $ 3,635    $ 2,757    $   427    $ 1,233    $ 29,210   $ 1,497    $ 38,759
                                      =======    =======    =======    =======    ========   =======    ========
FOR THE YEAR ENDED NOVEMBER 30, 1997
Net operating revenue...............  $37,767    $41,999    $24,500    $20,750    $     --   $42,379    $167,395
Depreciation and amortization.......  $(1,901)   $(1,743)   $(1,147)   $(1,270)   $    (36)  $(6,075)   $(12,172)
Interest expense....................  $  (877)   $  (762)   $  (159)   $  (120)   $     --   $(1,816)   $ (3,734)
Interest income.....................  $    82    $   275    $     9    $     6    $     --   $    71    $    443
Income tax (expense)................  $(1,400)   $(1,509)   $(1,116)   $  (805)   $     --   $    --    $ (4,830)
Net income (loss)...................  $ 2,486    $ 4,777    $(1,470)   $ 2,481    $     --   $ 3,954    $ 12,228
                                      =======    =======    =======    =======    ========   =======    ========

    The following table reconciles total segment assets as reported to total assets:

                                                              AS OF NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
Total segment assets as reported............................  $820,922   $844,574
Unallocated amounts:
  Cash and cash equivalents.................................     5,852      9,375
  Restricted cash deposits..................................     2,096      1,246
  Other intangible assets not attributable to reportable
    segments................................................     8,706      9,093
  Investments in and advances to non-consolidated joint
    ventures................................................     5,807     12,749
                                                              --------   --------
Total assets................................................  $843,383   $877,037
                                                              ========   ========

    The benefits derived from certain of the Company's other intangible assets are not considered to be directly attributable to a specific product line or geographical region. These have therefore not been included in total segment assets as shown.

    Revenue can be split by geographical region as follows:

                                                               FOR THE YEAR ENDED NOVEMBER 30,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
U.K.........................................................  $162,004    $326,392    $153,019
Norway......................................................   161,064      99,462      90,146
Other North Sea.............................................     4,957       6,689      19,806
Asia Pacific................................................    42,274      37,916      39,555
SEAME.......................................................    57,538      58,275      75,738
South America...............................................    56,471      58,523      43,699
North America...............................................   156,418      62,507       9,163
                                                              --------    --------    --------
                                                              $640,726    $649,764    $431,126
                                                              ========    ========    ========

    One customer accounted for more than 10% of SCS's revenue in 1999 and 1998. The revenue from this customer was $76.5 million for the year ended
November 30, 1999 (1998: $68.8 million). This revenue is attributable to the Subsea Construction and Subsea Services, Norway reportable segments.

    During 1998 a second customer also accounted for more than 10% of the Company's revenue. Revenue from this customer was $137.6 million and was generated from the Field Development, and Subsea Services, U.K. reportable segments.

    No single customer represented more than 10% of revenue in 1997.

    Long-lived assets can be split by geographical region as follows:

                                                              FOR THE YEAR ENDED
                                                                 NOVEMBER 30,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                                                                (IN THOUSANDS)
U.K.........................................................  $ 14,335   $ 11,290
Norway......................................................    23,620     17,478
Asia Pacific................................................    17,060     12,558
SEAME.......................................................     9,218     13,536
South America...............................................    34,387     40,859
North America...............................................   123,512    125,803
                                                              --------   --------
                                                              $222,132   $221,524
                                                              ========   ========

    A large proportion of the Company's long-lived assets are mobile assets that are utilized globally and therefore cannot be directly attributed to any one geographical region. The net book value of long-lived assets not included above amounted to $226.1 million at November 30, 1999 (1998: $209.6 million). These include construction support ships, remotely operated vehicles and other associated assets.

19. COMMON SHARES, CLASS A SHARES, AND CLASS B SHARES

    The Company has authorized share capital consisting of 34,000,000 Common Shares, par value $2.00 per share, 68,000,000 Class A Shares, par value $2.00 per share and 34,000,000 Class B Shares, par value $2.00 per share. Class A Shares have substantially the same rights as the Company's Common Shares, except that the Class A Shares are non-voting. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholders.

    On January 9, 1998 the Company completed a two-for-one stock split which was effected by means of a stock dividend distribution. On June 25, 1998 the Company issued a stock dividend in the form of one new Class A Share for each two Common Shares. All share data has been restated to reflect this transaction.

    On March 17, 1997 the Company completed a public offering of 8,050,000 Common Shares. Concurrent with the offering, the Company exchanged 14,000,000 Class B Shares for approximately $57.6 million of indebtedness owed to SNSA. On November 20, 1997 the Company completed a public offering of 8,000,000 Common Shares, of which 4,000,000 were sold by the Company and 4,000,000 were sold by SNSA. The shares sold by SNSA were initially converted to 4,000,000 Common Shares from 8,000,000 Class B Shares. All share data has been restated to reflect this transaction.

    At November 30, 1999, 22,456,565 Common Shares, 19,710,800 Class A Shares and 34,000,000 Class B Shares were outstanding. SNSA hold 3% of the Common Shares, 45% of the Class A Shares and 100% of the Class B Shares which represents an economic interest of 45% of the Company and 61% of the voting rights.

    Common and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of a recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which require an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

    Luxembourg law requires that 5% of the Company's unconsolidated net profit each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares, Class A Shares and Class B Shares, after which no further allocations are required until further issuance of shares.

    The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares, Class A Shares, and Class B Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

    Retained earnings that represent undistributed earnings of non-consolidated joint ventures amounted to $4.7 million at November 30, 1999 (1998: $8.9 million).

20. STOCK OPTION PLAN

    On April 28, 1993 the Company adopted a stock option plan ("the Plan") under which 3.3 million Common Shares and 1.6 million Class A Shares are reserved for issuance.

    The Company accounts for awards granted to directors and key employees under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all stock option grants in fiscal years 1999 and 1998 been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been decreased to the following pro forma amounts:

                                                               FOR THE YEARS ENDED
                                                                  NOVEMBER 30,
                                                              ---------------------
                                                                1999        1998
                                                              ---------   ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Net income before cumulative effect of change in accounting
  policy....................................................   $16,213     $54,248
Cumulative effect of change in accounting policy............   $    --     $ 3,060
Net income as reported......................................   $16,213     $57,308
Net income pro forma........................................   $13,644     $55,904
Earnings per share before cumulative effect of change in
  accounting policy:
  Basic.....................................................   $  0.27     $  0.92
  Diluted...................................................   $  0.27     $  0.91
Earnings per share impact of cumulative effect of change in
  accounting policy:
  Basic.....................................................   $    --     $  0.05
  Diluted...................................................   $    --     $  0.05
Earnings per share as reported:
  Basic.....................................................   $  0.27     $  0.97
  Diluted...................................................   $  0.27     $  0.96
Earnings per share pro forma:
  Basic.....................................................   $  0.23     $  0.95
  Diluted...................................................   $  0.23     $  0.93
                                                               =======     =======

    Options may be granted under the Plan which are exercisable during periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The Plan is administered by a Compensation Committee appointed by the Company's Board of Directors. Options are awarded at the discretion of the Company to directors and key employees.

    The following tables reflects activity under the Plan for the two year period ended November 30, 1999:

                                                          FOR THE YEARS ENDED NOVEMBER 30,
                                                     -------------------------------------------
                                                             1999                   1998
                                                     --------------------   --------------------
                                                                 WEIGHTED               WEIGHTED
                                                                 AVERAGE                AVERAGE
                                                                 EXERCISE               EXERCISE
                                                      SHARES      PRICE      SHARES      PRICE
                                                     ---------   --------   ---------   --------
Outstanding at beginning of year...................  1,971,304   $ 8.9444     758,106   $  3.997
Granted............................................    365,304    10.4889   1,325,909    11.3492
Exercised..........................................   (121,901)    4.7139     (80,611)    2.8450
Cancelled..........................................   (125,971)   10.3203     (32,100)    6.7529
                                                     ---------   --------   ---------   --------
Outstanding at end of year.........................  2,088,736   $ 9.4354   1,971,304   $ 8.9444
                                                     ---------   --------   ---------   --------
Exercisable at end of year.........................    971,944   $ 7.7194     462,587   $ 5.4878
                                                     ---------   --------   ---------   --------
Weighted average fair value of options granted.....              $ 8.1240               $ 6.8069
                                                                 ========               ========

    All share data and per share data have been restated to reflect the two-for-one stock split completed on January 29, 1998 and the Class A Share distribution on June 25, 1998.

    The fair price of each stock option grant is estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

                                                                1999       1998
                                                              --------   --------
Risk free interest rates....................................    5.82%       6.25%
Expected lives..............................................  7 years    10 years
Expected volatility.........................................    88.0%       66.0%
Expected dividend yields....................................       0%          0%
                                                              =======    ========

    The following tables summarize information about stock options outstanding as of November 30, 1999:

AWARD                                            OPTIONS     OPTIONS CURRENTLY   EXERCISE   EXPIRATION
YEAR                                           OUTSTANDING      EXERCISABLE       PRICE        DATE
-----                                          -----------   -----------------   --------   ----------
COMMON SHARES
1993.........................................     11,580           11,580        $ 5.1667    May 2003
1994.........................................     23,250           23,250        $ 3.0000    Apr 2004
1995.........................................     67,000           67,000        $ 2.7917    Jun 2005
1996.........................................     88,500           66,375        $ 2.7083    Mar 2006
1997.........................................    154,600           77,300        $ 5.7917    Mar 2007
1998.........................................    183,584           45,896        $16.5833    Jun 2008
1998.........................................     32,916            8,229        $18.8610    Jun 2008
                                                 561,430          299,630
CLASS A SHARES
1993.........................................      5,790            5,790        $ 5.1667    May 2003
1994.........................................     11,063           11,063        $ 3.0000    Apr 2004
1995.........................................     35,250           35,250        $ 2.7917    Jun 2005
1996.........................................     44,750           33,563        $ 2.7083    Mar 2006
1997.........................................     77,300           38,650        $ 5.7917    Mar 2007
1998.........................................     91,792           22,948        $16.5833    Jun 2008
1998.........................................     16,458            4,115        $18.8610    Jun 2008
1998.........................................      5,000            1,250        $ 9.3750    Sep 2008
1999.........................................      6,000               --        $ 8.2500    Apr 2009
1999.........................................    286,816               --        $10.1300    May 2009
1999.........................................     34,684               --        $10.2000    May 2009
1999.........................................      5,000               --        $ 9.6900    Oct 2009
1999.........................................      3,000               --        $ 9.5000    Nov 2009
1999.........................................      3,000               --        $12.1300    Nov 2009
                                                 -------          -------
                                                 625,903          152,629
                                                 =======          =======

    As part of the acquisition of the former Ceanic Corporation, holders of Ceanic shares were entitled to exercise all vested and one-third of their unvested Ceanic options, or to convert any portion thereof to vested SCS Common Shares.

    Their remaining two-thirds unvested Ceanic shares were automatically converted to unvested SCS Common Shares at the date of acquisition.

    The following table reflects this:

AWARD                                            OPTIONS     OPTIONS CURRENTLY   EXERCISE   EXPIRATION
YEAR                                           OUTSTANDING      EXERCISABLE       PRICE        DATE
-----                                          -----------   -----------------   --------   ----------
COMMON SHARES
1994.........................................      3,838            3,838        $ 5.2100    Jul 2004
1996.........................................      5,758            5,758        $ 5.8200    Apr 2006
1997.........................................    197,665          166,479        $ 6.2500    Apr 2007
1997.........................................     15,353           15,353        $ 7.4700    Jun 2007
1997.........................................      3,000            3,000        $ 7.8200    Jun 2007
1997.........................................    481,723          203,881        $10.8100    Sep 2007
1997.........................................      9,596            2,399        $ 8.3800    Dec 2007
1998.........................................      4,797            1,199        $ 7.8200    Jul 2008
1998.........................................     11,516            2,876        $ 6.7700    Feb 2008
1998.........................................      3,839            3,839        $ 7.1200    Feb 2008
1998.........................................      9,595               --        $ 7.3800    Feb 2008
1998.........................................      1,919              479        $ 8.7300    Mar 2008
1998.........................................      7,676            7,676        $10.2900    Mar 2008
1998.........................................     11,274            5,514        $10.2500    Apr 2008
1998.........................................      7,196            7,196        $11.2000    May 2008
1998.........................................     53,732           24,949        $10.7700    May 2008
1998.........................................     47,977           47,977        $11.0300    May 2008
1998.........................................      8,636            8,636        $ 8.4200    May 2008
1998.........................................      5,757            5,757        $10.9900    May 2008
1998.........................................      5,758            2,879        $10.3300    May 2008
1998.........................................      4,798               --        $ 7.3800    Nov 2008
                                                 -------          -------
                                                 901,403          519,685
                                                 =======          =======

21. PROFIT SHARING PLAN

    During 1993 the Company adopted a profit sharing plan which distributes 10% of the Company's net income after specified adjustments, to certain of its employees world-wide. The determination of an employee's individual award will be based on salary and overall contribution to the Company. This plan is administered by the Compensation Committee appointed by the Company's Board of Directors. For the year ended November 30, 1999 a charge of $nil (1998: $5.7 million and 1997: $3.8 million) has been included in the income statement.

22. PURCHASE OF SHARES IN SUBSIDIARY

    On June 1, 1998 the Company acquired 20% of the shares in its subsidiary in Brazil for a cash consideration of $0.4 million. This increased the Company's shareholding to 100%. Concurrent with this transaction, the Company purchased a loan note for $0.6 million. Accordingly, the minority interest in the subsidiary amounted to $nil at November 30, 1999 and 1998.

23. COMMITMENTS AND CONTINGENCIES

    The Company has guaranteed long-term debt, short-term lines of credit and performance bonds amounting to $226.8 million at November 30, 1999. Additional project guarantees on behalf of subsidiaries and joint ventures of $838.4 million (1998: $898.1 million) were also outstanding at November 30, 1999.

    During 1999, the Company purchased fixed assets of $90.9 million with $32.7 million being committed with suppliers for 2000, at November 30, 1999.

    The French government has investigated SCS of France alleging violations of French labor and social security legislation, which resulted during 1998 in a condemnation by the French Supreme Court of SCS France and two of its former directors. In addition, a number of former and present employees have started civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits.

    Some of the proceedings have resulted in judgements. Some of the judgements have been appealed. While the Company believes that its subsidiaries have meritorious defenses in the unresolved cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992 for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity.

    Coflexip S.A. has commenced legal proceedings against three subsidiaries of SCS claiming infringement of a certain patent relating to flexible flowline laying technology in the U.K.. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company has appealed. The Company has provided in the financial statements an amount to cover the estimated liability for Coflexip S.A.'s legal costs in the litigation. No provision has been made for damages. The extent of liability for damages, if any, to Coflexip S.A. for patent infringement in the U.K. cannot be reasonably estimated at this stage.

    In September 1999 the Company terminated its charter of the ship, TOISA PUMA, for default. The Company is currently in arbitration with the owners who are contesting that the termination was wrongful. No provision has been made in the financial statements as the Company believes that it had the right to terminate the charter under the charterparty.

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

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

    All of the Company's derivative activities are over the counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. All of the Company's derivative instruments are straight forward foreign exchange forward and option contracts which subject the Company to a minimum level of exposure risk. The Company does not consider it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

    The following foreign exchange contracts, maturing between December 8, 1999 and September 28, 2000 were outstanding as of November 30, 1999:

                                                              PURCHASE     SELL
                                                              --------   --------
                                                                (IN THOUSANDS)
French francs...............................................   35,900        --
Belgian francs..............................................  201,306        --
Dutch guilders..............................................    5,415        --
British pounds..............................................       --     1,569
                                                              =======     =====

    The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $13.8 million and to sell was $2.5 million at November 30, 1999.

    The following estimated fair value amounts of the Company's financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgement is required to develop these estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

                                                       AS OF NOVEMBER 30, 1999
                                                       -----------------------
                                                        CARRYING       FAIR
                                                         AMOUNT       VALUE
                                                       ----------   ----------
                                                            (IN MILLIONS)
FINANCIAL ASSETS
Cash and cash equivalents............................    $  5.9       $  5.9
FINANCIAL LIABILITIES
Bank overdrafts......................................    $ 22.3       $ 22.3
Short-term debt......................................    $ 50.0       $ 50.0
Long-term debt.......................................    $200.0       $200.0
OFF BALANCE SHEET FINANCIAL INSTRUMENTS
Foreign exchange forward contracts...................    $   --       $ (0.7)
                                                         ======       ======

    The carrying amounts of cash and cash equivalents, bank overdrafts and all other financial instruments approximate their fair value. The estimated value of the Company's long-term debt is based on interest rates at November 30, 1999 using debt instruments of similar risk. The fair values of the Company's foreign exchange forward hedge contracts are based on their estimated termination values at November 30, 1999.

25. SUBSEQUENT EVENTS

    On December 7, 1999 the Company announced the completion of a transaction to form a joint venture entity, NKT Flexibles I/S, for the manufacture of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. NKT Flexibles I/S is owned 51% by NKT Holdings A/S, and 49% by SCS. Stolt Comex Seaway S.A. issued 1,758,242 Class A Shares with an average guaranteed value of $14.475 per share and paid $10.5 million in cash for its 49% interest in NKT Flexibles I/S, a total consideration of $36.0 million.

    On December 16, 1999 the Company announced the acquisition of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly owned subsidiary of Groupe GTM S.A.

("GTM"), the construction affiliate of Suez Lyonnaise des Eaux S.A.. SCS paid GTM $130.0 million in cash and issued 6,142,857 Class A Shares. These shares are subject to a minimum guaranteed price which is expected to give GTM a total price for its ETPM shares of between $237.5 and $243.6 million. This acquisition was initially funded by debt provided by SNSA, which have been replaced by a bridging finance facility with Den norske Bank ASA. The facility is for $150.0 million with a duration of 364 days. Interest will be charged at LIBOR + 1.1875%. It is anticipated this will be refinanced during the year.

    The guaranteed minimum share price is $17.50 per share for the first six months after closing and increases by $0.25 every six months up to a maximum of $18.50 per share after 24 months. For the first 24 months after closing, GTM is free to sell all or part of their SCS shares at any time. SCS will only be obliged to honor its minimum price guarantee in the event SCS elects to arrange such sale. From the period of 24 to 30 months after the closing, SCS may force GTM to sell its shares in SCS. From the period of 24 to 30 months after the closing GTM may request that SCS arranges to sell GTM's shares in SCS. In each case, the minimum guarantee share price will apply. From the period of 24 to 30 months after the closing, GTM continues to have the right to sell all or part of its shares in SCS. For those shares that GTM have not sold by month 30 after the closing, GTM can require SCS to sell GTM's shares in SCS and the minimum price guarantee will apply. Thirty months after closing, the guarantee lapses.

    In addition SCS has entered into a hire purchase arrangement for two ships owned by GTM, the SEAWAY POLARIS and the DLB 801, (derrick lay barge), with an early purchase option after two years. The net present value of this arrangement is approximately $32.0 million.

    In addition to the 6,142,857 Class A Shares issued to GTM, to finance the transaction, SCS and SNSA have agreed to convert $100.0 million of debt due to SNSA into 10,341,262 Class A Shares. Of the total 77.3 million Common Shares and Common Share equivalents outstanding upon completion of the debt conversion, SNSA will own 47.6%, GTM 7.9%, and NKT 2.3% with the public float representing 42.2%.

    It is proposed that the Company's name be changed to Stolt Offshore S.A. at the AGM in April in recognition of our continuing evolution into a larger and more diverse company.

    Both Bernard Vossier the Chief Executive Officer and Pierre Laborie, who was until recently the Vice-Chairman and President of ETPM, will be nominated to stand for election to be members of the Board at that meeting.

26. SUBSEQUENT EVENTS (UNAUDITED)

    As a consequence of events which occurred during the first and second quarters of 2000, the management of the Company has determined that there has been a significant deterioration in respect of the Maersk Halfdan pipelay program, largely due to severe weather conditions experienced in the North Sea and the Tunu VI project. Accordingly, a loss of approximately $16.2 million in respect of these projects has been recorded during 2000.

    2. Report of Independent Public Accountants on Schedules.

        Supplementary Schedules.

        Schedule II Valuation and Qualifying Accounts.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

    (a) Financial Statements.

        See Item 18.

    (b) Exhibits.

2.1   Consent of Arthur Andersen, Independent Public Accountants.
2.2   Consent of Elvinger, Hoss & Prussen.
2.3   Company's 1999 Annual Report, pages 19 through 28.
2.4   Share Purchase Agreement between Groupe GTM S.A. and the
      Company.
2.5   Loan Facility Agreement between Stolt Comex B.V., the
      Company, Den norske Bank ASA and the banks listed therein.
27    Financial Data Schedule.

                                   SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       STOLT OFFSHORE S. A.

                                                       By:  /s/ CHRISTOPHER J WRIGHT
                                                            -----------------------------------------
                                                            Name: Christopher J. Wright
                                                            Title:  Deputy Chairman of the Board of
                                                            Directors

                                                       By:  /s/ BRUNO CHABAS
                                                            -----------------------------------------
                                                            Name: Bruno Chabas
                                                            Title:  Chief Financial Officer

Date: May 31, 2000

               INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                          AND SUPPLEMENTARY SCHEDULES

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................    F-2
Supplementary Schedules
  Schedule II--Valuation and Qualifying Accounts............    F-3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    TO STOLT OFFSHORE S.A.:

    We have audited in accordance with generally accepted auditing standards in the United States, the consolidated financial statements included in Stolt Offshore S.A.'s (previously known as Stolt Comex Seaway S.A. prior to
February 1, 2000) Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated February 14, 2000. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedules listed in the Index on page F-1 are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

Glasgow, Scotland
February 14, 2000

                                                                     SCHEDULE II

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                             (AMOUNTS IN THOUSANDS)

                                     BALANCE AT    CHARGED TO   WRITE-OFFS
                                    BEGINNING OF   COSTS AND    AGAINST THE   OTHER ADD (DEDUCT)   BALANCE AT END OF
                                       PERIOD       EXPENSES      RESERVE            (A)                PERIOD
                                    ------------   ----------   -----------   ------------------   -----------------
For the year ended November 30,
  1997:
Allowance for doubtful accounts...     $2,424        $  222         $(137)          $(300)               $2,209
                                       ======        ======         =====           =====                ======

For the year ended November 30,
  1998:
Allowance for doubtful accounts...     $2,209        $2,766         $(282)          $  12                $4,705
                                       ======        ======         =====           =====                ======

For the year ended November 30,
  1999:
Allowance for doubtful accounts...     $4,705        $2,375         $(895)          $  20                $6,205
                                       ======        ======         =====           =====                ======

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.