Form 20-F
period 2000-11-30
STOLT OFFSHORE S A
filed 2001-05-30
CIK 898685

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

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2000

                         COMMISSION FILE NUMBER 0-21742

                            ------------------------

                              STOLT OFFSHORE S.A.

             (Exact name of Registrant as specified in its charter)

                                   LUXEMBOURG

                (Jurisdiction of incorporation or organization)

                          C/O STOLT OFFSHORE M.S. LTD

                            1ST FLOOR DOLPHIN HOUSE
                                 WINDMILL ROAD
                               SUNBURY-ON-THAMES,
                          MIDDLESEX, TW16 7HT, ENGLAND
                    (Address of principal executive offices)

                            ------------------------

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      None

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                         Common Shares, $2.00 par value

                        Class A Shares, $2.00 par value*

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D)
                                  OF THE ACT:

                                      None

                            ------------------------

    INDICATE THE NUMBER OF OUTSTANDING SHARES OF EACH OF THE ISSUER'S CLASSES OF CAPITAL OR COMMON STOCK AS OF THE CLOSE OF THE PERIOD COVERED BY THE ANNUAL
REPORT:

Common Shares, $2.00 par value..............................  22,723,134
Class A Shares, $2.00 par value*............................  47,429,790
Class B Shares, $2.00 par value.............................  34,000,000

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

                            Item 17 / /  Item 18 /X/

* No Class A Shares are outstanding as of the date of this Report. As a result of a share reclassification implemented on March 7, 2001, all Class A Shares were reclassified as Common Shares on a one-for-one basis.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                        --------
                                PART I

Item 1.   Identity of Directors, Senior Management and Advisers.......      3

Item 2.   Offer Statistics and Expected Timetable.....................      3

Item 3.   Key Information.............................................      3
          Selected Financial Data.....................................      3
          Dividends...................................................      4
          Risk Factors................................................      4

Item 4.   Information on the Company..................................      9
          Introduction................................................      9
          History and Development of the Company......................      9
          Capital Expenditures........................................     11
          Business Summary and Description of Operations..............     11
          Business Segments...........................................     13
          Business Strategy...........................................     15
          Market, Sales and Competition...............................     15
          Seasonality.................................................     16
          Supplies and Raw Materials..................................     16
          Intellectual Property.......................................     17
          Research and Development....................................     17
          Other Matters...............................................     18
          Significant Subsidiaries....................................     19
          Description of Property.....................................     20

Item 5.   Operating and Financial Review and Prospects................     23
          Overview: 2000 Compared with 1999...........................     23
          Ship Utilization............................................     23
          Results of Operations.......................................     24
          Liquidity and Capital Resources.............................     27
          Recent Developments.........................................     29

Item 6.   Directors, Senior Management and Employees..................     30
          Directors and Senior Management.............................     30
          Compensation of Directors and Officers......................     32
          Incentive Plans.............................................     32
          Board Practices.............................................     32
          Employees...................................................     33
          Share Ownership.............................................     33

Item 7.   Major Shareholders and Related Party Transactions...........     35

Item 8.   Financial Information.......................................     36
          Legal Proceedings...........................................     36
          Dividend Policy.............................................     37
          Significant Changes.........................................     37

Item 9.   The Offer and Listing.......................................     37
          Trading Markets.............................................     37

Item 10.  Additional Information......................................     38
          Memorandum and Articles of Association......................     38

                                                                          PAGE
                                                                        --------
          Material Contracts..........................................     43
          Exchange Controls...........................................     43
          Taxation....................................................     43
          Documents on Display........................................     46

Item 11.  Quantitative and Qualitative Disclosures about Market
            Risk......................................................     46
          Foreign-Exchange Risk Management............................     46
          Interest-Rate Risk Management...............................     47
          Other Financial Instruments.................................     47

Item 12.  Description of Securities Other Than Equity Securities......     47

                                    PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.............     48

Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds...........................................     48

Item 15.  Reserved....................................................     48

Item 16.  Reserved....................................................     48

                                    PART III

Item 17.  Financial Statements........................................     48

Item 18.  Financial Statements........................................     48

Item 19.  Exhibits....................................................     49

                                  INTRODUCTION

    Stolt Offshore S.A. is a Luxembourg registered company. In this Report, "Stolt Offshore" or the "Company" refers to Stolt Offshore S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References to Company activities by years refer to fiscal years ended November 30. The Common Shares of the Company are traded on the Nasdaq National Market ("Nasdaq") in the form of American Depositary Shares ("ADSs") (each ADS representing one Common Share) under the ticker symbol "SOSA" and are listed on the Oslo Stock Exchange under the ticker symbol "STO".

    On March 7, 2001, the Company reclassified its non-voting Class A Shares as Common Shares on a one-for-one basis; on that date, trading in the Class A Shares on Nasdaq and the Oslo Stock Exchange ceased. As a result, the Common Shares are currently the Company's only publicly-traded security. Reference to Class A Shares means Class A Shares up until March 7, 2001, and thereafter will mean Common Shares. The reclassification did not change the underlying economic interests of existing shareholders nor the number of shares used for earnings per share purposes. It is anticipated that the share restructuring would be tax free to the Company's U.S. and Norwegian shareholders.

    As at April 30, 2001, the Company has outstanding 70,202,744 Common Shares and 34,000,000 Class B Shares, which are economically equivalent to 17,000,000 Common Shares and are all owned by Stolt-Nielsen S.A. ("SNSA"), giving a total of 87,202,744 Common Share equivalents.

                             BASIS OF PRESENTATION

    The Consolidated Financial Statements, including the notes thereto, included or incorporated in this Report (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States. The Consolidated Financial Statements include the accounts of all majority-owned companies over which the Company has operating control.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

    This Report contains "forward-looking statements" and information relating to Stolt Offshore that are based on the beliefs of its management as well as assumptions made by and information currently available to Stolt Offshore. When used in this Report, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements in "Item 5. Operating and Financial Review and Prospects." In addition, this Report contains forward-looking statements relating to the Company's performance in "Item 4. Information on the Company." These statements reflect the current views and assumptions of Stolt Offshore with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; currency fluctuations; the loss of any significant customers; changes in business strategy or development plans; project performance; availability and reliability of ships and other assets; availability, terms, and deployment of capital; availability of qualified personnel; changes in, or failure or inability to comply with, governmental regulations; adverse weather conditions; and other factors referenced in "Item
3. Key Information--Risk Factors" and elsewhere in this Report.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

    Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not applicable.

ITEM 3.  KEY INFORMATION.

SELECTED FINANCIAL DATA

    The selected consolidated financial data presented below as of November 30, 2000, 1999, 1998, 1997 and 1996, and for the years ended November 30, 2000,
1999, 1998, 1997 and 1996, have been taken or are derived from the audited Consolidated Financial Statements of Stolt Offshore for the relevant periods. The financial information presented below is only a summary and should be read together with the Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects."

                                                               FOR THE YEARS ENDED NOVEMBER 30,
                                                 ------------------------------------------------------------
                                                   2000           1999           1998       1997       1996
                                                 --------       --------       --------   --------   --------
                                                            (IN $ MILLIONS, EXCEPT PER SHARE DATA)
Net operating revenue..........................  $ 983.4         $640.7         $649.8     $431.1     $313.4
Restructuring charges..........................     (3.3)(a)       (1.6)(a)         --       (3.1)        --
Net operating (loss) income....................     (5.0)          24.2           77.7       54.5       (3.4)
Cumulative effect of change in accounting
  policy.......................................       --             --            3.1         --         --
Net (loss) income..............................    (34.4)          16.2           57.3       39.0      (14.9)
Net (loss) income per Common Share and Common
  Share equivalent before cumulative effect of
  change in accounting policy(b)
  Basic........................................    (0.44)          0.27           0.92       0.83      (0.50)
  Diluted......................................    (0.44)          0.27           0.91       0.82      (0.50)
Net income per Common Share and Common Share
  equivalent of cumulative effect of change in
  accounting policy(b)
  Basic........................................       --             --           0.05         --         --
  Diluted......................................       --             --           0.05         --         --
Net (loss) income per Common Share and Common
  Share equivalent(b)
  Basic........................................    (0.44)          0.27           0.97       0.83      (0.50)
  Diluted......................................    (0.44)          0.27           0.96       0.82      (0.50)
Weighted average number of Common Shares and
  Common Share equivalents outstanding(b)
  Basic........................................     78.8           59.1           59.0       47.0       30.0
  Diluted......................................     78.8           59.5           60.0       47.6       30.0

                                                                      AS OF NOVEMBER 30,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                            (IN $ MILLIONS, EXCEPT PER SHARE DATA)
Current assets less current liabilities (including
  current portion of long-term debt and capital
  lease obligations and debt due to SNSA)..........  $   12.7    $ 31.9     $ 67.4     $ 78.7     $(20.0)
Net assets.........................................     669.4     408.4      400.6      348.0       76.9
Non-current assets.................................   1,008.3     591.2      574.2      275.0      207.7
Total assets.......................................   1,402.8     843.4      877.0      457.4      355.4

                                                                      AS OF NOVEMBER 30,
                                                     ----------------------------------------------------
                                                       2000       1999       1998       1997       1996
                                                     --------   --------   --------   --------   --------
                                                            (IN $ MILLIONS, EXCEPT PER SHARE DATA)
Long-term debt, including long-term debt due to
  SNSA, and capital lease obligations (including
  current portion).................................     292.5     200.7      221.2        2.6      154.5
Other long-term liabilities........................      62.8      14.5       22.5        3.5        4.2
Share capital......................................     671.7     330.9      330.4      330.4       91.8
Book value per Common Share and Common Share
  equivalent(b)....................................      7.68      6.90       6.79       5.90       2.56
Total number of Common Shares and Common Share
  equivalents outstanding(b).......................      87.2      59.2       59.0       59.0       30.0

------------------------

(a) Following the acquisition of ETPM S.A., the Company implemented a reorganization plan to remove duplicate capacity Southern Europe, Africa and the Middle East regions (together the "SEAME" region) and the U.K. The Company recorded $2.6 million of restructuring costs related to severance costs and the closure of facilities in the U.K. and France. The remainder related to the introduction of common information systems and processes across the Company. See Note 16 to the Consolidated Financial Statements for additional information.

(b) All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998 and the Class A Share distribution on June 25, 1998, later converted to Common Shares on a one-for-one basis on March 7, 2001.

DIVIDENDS

    Stolt Offshore has never paid dividends on its share capital and currently intends to retain any earnings that would otherwise be available for the future operation and growth of its business. For details on the Company's dividend policy refer to Dividend Policy under "Item 8. Financial Information," of this document.

RISK FACTORS

    Stolt Offshore is subject to various risks resulting from changing economic, environmental, political, industry, business and financial conditions. The principal risks are described below.

INDUSTRY CONDITIONS

    Demand for the Company's offshore services depends upon the condition of the oil and gas industry and particularly upon capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. The prices of oil and gas and uncertainty over future price levels, along with anticipated growth in world oil and gas demand, will strongly influence the extent of offshore exploration and development activities. For example, a sustained period of low oil and gas prices would probably have a material adverse effect on Stolt Offshore's financial condition and results of operations. Offshore oil and gas field capital expenditure is also influenced by the sale and expiration dates of offshore leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, environmental regulation, coordination by the Organization of Petroleum Exporting Countries ("OPEC") and the ability of oil and gas companies to access or generate capital and the cost of such capital. These factors are beyond the control of Stolt Offshore.

OPERATING RISKS

    Offshore services involves operational risk and is increasingly dependent on large, expensive, special-purpose ships and equipment. Hazards, such as ships capsizing, sinking, grounding, colliding or sustaining damage from severe weather conditions are inherent in the marine operations of offshore services. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations. The Company's maritime construction operations involve numerous hazards to divers, vessel crew members and equipment, and result in a greater incidence of employee injury and death and equipment loss and damage than occurs in many other service industries. All employees engaged in Stolt Offshore's offshore operations are covered by provisions of local and maritime laws, which generally provide that employees or their representatives can bring actions against Stolt Offshore for damages for job-related injuries.

    In addition, although Stolt Offshore generally seeks to obtain indemnity agreements whenever possible from its customers requiring such customers to hold Stolt Offshore harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface, when obtained such contractual indemnification does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, employees or subcontractors of Stolt Offshore and may not in all cases be supported by adequate insurance maintained by the customer.

CONTRACT BIDDING RISKS

    Reflecting market practice, a significant proportion of Stolt Offshore's business is performed on a fixed-price or turnkey basis. Fixed-priced contracts are inherently risky because of the possibility of underbidding and the fact that Stolt Offshore assumes substantially all of the risks associated with completing the project and the post-completion warranty obligations. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the estimated amounts because of changes in offshore job conditions, including but not limited to:

    - unanticipated technical problems with the equipment being supplied or developed by the Company which may require that the Company spend its own money to remedy the problem;

    - changes in the cost of components, materials or labor;

    - difficulties in obtaining required governmental permits or approvals;

    - project modifications creating unanticipated costs;

    - delays caused by local weather conditions; and

    - suppliers' or subcontractors' failure to perform.

    These risks are exacerbated if the duration of the project is long-term, because there is more time for and, therefore, an increased risk that the circumstances upon which the Company originally bid and developed a price will change in a manner that increases the Company's costs. In addition, the Company sometimes bears the risk of delays caused by unexpected conditions or events. The Company's long-term projects often subject it to penalties if it cannot complete portions of the projects in accordance with agreed-upon time limits.

    Additionally, the Company may expend significant resources, both in management time as well as money, on bidding for projects that it is not awarded. Therefore, significant losses can result from performing fixed-price or turnkey contracts. Under such contracts, Stolt Offshore also typically bears a proportion of the risk of delays and extra costs caused by adverse weather conditions, adverse soil conditions or other circumstances.

    On some projects, the Company may be performing work under joint venture agreements where the Company and its partner are jointly and severally liable towards the customer for the performance of the contract, while under the terms of the joint venture they only carry the full responsibility for their own share of the work. If the Company's joint venture partner in such arrangement fails to fulfill its obligations, the Company could have to carry the resultant liability towards the customer. Although Stolt Offshore typically would have contractual rights to recompense from its joint venture partner, its partner might not have the ability to pay damages to it. The Company also makes use of sub-contractors that in the event of sub-standard work performance by the sub-contractor would leave the Company liable for rectification of such sub-standard performance. The Company may not always be able to obtain restitution from the sub-contractor and accordingly may suffer financial loss as a consequence.

PERCENTAGE-OF-COMPLETION PROJECT ACCOUNTING

    When Stolt Offshore enters into a contract for a project, it typically recognizes the revenue from that project based on the percentage of the project that the Company has completed. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Accordingly, contract revenues and total cost estimates are reviewed and revised periodically as the work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues, Stolt Offshore would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

POLITICAL AND ECONOMIC RISK

    Stolt Offshore's operations are geographically spread throughout the world and include significant operations in emerging markets. Operations in emerging markets present risks that are not often encountered in countries that have well established economic and political systems, including:

    - economic instability, which could make it difficult for the Company to anticipate future business conditions in these markets or cause delays in the placement of orders for projects that the Company has been awarded;

    - political instability, which could make customers less willing to make investments in such markets and could complicate the Company's dealings with governments required permits or other certifications it is required to obtain;

    - boycotts and embargoes that may be imposed by the international community on countries in which the Company operates, which could adversely affect the ability of the Company's operations in those countries to fulfill contracts;

    - significant fluctuations in interest rates and currency exchange rates;

    - the imposition of unexpected taxes or other payments on the Company's revenues in these markets; and

    - the introduction of exchange controls and other restrictions by foreign governments.

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

SEASONALITY

    Over the past three years, approximately half of the Company's revenue has been generated from work performed in the North Sea. In the future, there is likely to be increased activity in the Gulf of Mexico. Although it is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea and the Gulf of Mexico generally result in less activity in these regions in the winter months. Winter conditions typically last from December until April in the Gulf of Mexico and from November until March in the North Sea, although such conditions may begin earlier or end later in some years. Additionally, during certain periods of the year, Stolt Offshore typically bears the risk of delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, Stolt Offshore continues to incur operating expenses, but its revenues from operations are delayed or reduced. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

DEPENDENCE ON SIGNIFICANT CUSTOMERS

    Stolt Offshore's major customers are oil companies and large offshore contractors. During 2000, the Company's largest customer accounted for approximately 20% of net operating revenue, and Stolt Offshore's top ten customers accounted for approximately 67% of net operating revenue. During 1999, the Company's largest customer accounted for approximately 12% of net operating revenue and Stolt Offshore's ten largest customers were responsible for 53% of net operating revenue. Revenues from the Company's largest customers are often related to specific long-term contracts that upon completion may not be replaced by contracts of equivalent size. The Company's large projects contribute significantly to total revenue generated. The Company's inability to replace significant long-term projects on similar terms or the loss of any one or more of the Company's significant customers could have a material adverse effect on the Company.

COMPETITION

    The offshore business is highly competitive, and offshore contractors compete intensely for available projects. Contracts for the Company's services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of Stolt Offshore's competitors and potential competitors are larger and have greater financial and other resources than Stolt Offshore. In addition, increased activity levels may attract additional competitors or equipment to the market and inhibit pricing improvement.

HAZARDOUS ACTIVITIES

    The operation of any ocean-going ship carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy, labor stoppages and other circumstances or events. Any such event may result in loss of revenues or increased costs.

    The Company maintains environmental damage and pollution insurance coverage to protect against most of the accident-related risks involved in the operation of the Company's ships and other equipment used to conduct its business. There can be no assurance, however, that all risks are adequately insured against, that any particular claim will be paid or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. In particular, more stringent environmental regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage or pollution.

    The loss of any ship as a result of a catastrophic disaster, mechanical failure or collision could result in a substantial loss of revenues, increased costs and other liabilities in excess of available insurance and could have a material adverse effect on operating performance. Litigation arising from such an occurrence may result in the Company being named as a defendant in lawsuits asserting large claims.

FOREIGN CURRENCY FLUCTUATIONS

    The results of operations and financial position of most of the Company's non-U.S. subsidiaries are reported in the currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in the Company's consolidated financial statements. The exchange rate between these currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on the Company's reported consolidated results of operations and financial position.

    In addition, currency risk exposure affects the Company's operations when its sales are denominated in currencies that are different from those in which its expenses are incurred. In this case, if between the time that the parties agree on a price and the date the payment is made, the value of the currency in which the price is to be paid weakens relative to the currency in which the Company incurs expenses, then there would be a negative impact on the profit margin for any such contract.

    The Company engages in hedging programs intended to reduce part of its short-term exposure to currency fluctuations. However, there can be no assurances that such efforts will be successful. Hedging is limited to known and foreseeable exposures that develop through normal business operations and to long-term business investments. The Company does not attempt to hedge foreign earnings that are translated into U.S. dollars for reporting purposes. Foreign currency fluctuations have had and will continue to have an impact on reported financial results.

LEVERAGE

    The degree to which the Company is leveraged may affect its ability to obtain additional financing in the future for working capital, capital expenditures, product and service development, and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in its business. The ability of the Company to satisfy its obligations and to reduce its debt is dependent on the future performance of the Company, which will be subject to the prevailing economic conditions and to financial, business and other factors including those beyond the Company's control. Most of the Company's long-term indebtedness at April 30, 2001, bears interest at rates that fluctuate with the prevailing interest. Accordingly, increases in such rates may increase the Company's interest cost.

ENVIRONMENTAL MATTERS

    Stolt Offshore's operations are subject to a variety of federal, state, local and international laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Significant fines and penalties may be imposed for the failure to comply with environmental laws and regulations. Some environmental laws provide for joint and several strict liability for remediation of releases of hazardous substances, rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. In addition, Stolt Offshore may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances such as oil and gas related products. Some environmental protection laws and regulations may expose the Company to liability arising out of the conduct of operations or conditions caused by others, or for acts which were in compliance with all applicable laws at the time the acts were performed. Changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities to Stolt Offshore. Therefore, there can be no assurance that the Company will not incur significant environmental compliance costs in the future.

ACQUISITION AND EXPANSION STRATEGY

    One element of the Company's strategy is to continue to grow through selected acquisitions that further consolidate the markets in which the Company operates and through expansion of its operations at existing or new locations. There can be no assurance that any currently planned acquisitions or expansions will be completed; or that any completed (including the Ceanic and ETPM acquisitions), currently planned, or future acquisitions or expansions will be successful in enhancing the operations or profitability of the Company; that the Company will be able to identify suitable additional acquisition candidates or areas for expansion; that it will have the financial ability to consummate additional acquisitions or expansions; or that it will be able to consummate such additional acquisitions or expansions on terms favorable to the Company.

ITEM 4.  INFORMATION ON THE COMPANY.

INTRODUCTION

    Stolt Offshore was incorporated in Luxembourg in 1993 as the holding company for all of the Company's activities. On April 13, 2000, the Company changed its name from Stolt Comex Seaway S.A. to Stolt Offshore S.A. References to matters relating to the Company for periods prior to the incorporation of Stolt Offshore in 1993 refer to such matters in respect of the combined business of Comex Services S.A. ("Comex"), Stolt-Nielsen Seaway A/S ("Seaway") and their respective consolidated subsidiaries.

    The Company is an indirect subsidiary of Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company which, through its subsidiaries, is engaged in three businesses: Transportation Services, Offshore Services and Seafood. As of
April 30, 2001, SNSA retains an economic interest of 53.1% and voting rights of 60.7% in Stolt Offshore.

    On March 7, 2001, the Company reclassified its non-voting Class A Shares as Common Shares on a one-for-one basis. The Company's Common Shares are listed in Norway on the Oslo Stock Exchange under the symbol "STO" and trade as ADSs in the U.S. on Nasdaq under the symbol "SOSA".

    The registered office of Stolt Offshore is located at 26, rue Louvigny, Luxembourg and it is registered in the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B43172." The principal executive offices of the Company are c/o Stolt Offshore M.S. Ltd., 1st Floor Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex, TW16 7HT, England, telephone number (+44) (0)1932 773 700. The Company's website address is www.stoltoffshore.com. The Company's agent for U.S. federal securities law purposes is Stolt-Nielsen Inc., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut, 06836.

HISTORY AND DEVELOPMENT OF THE COMPANY

    The offshore services industry developed as a support service to the oil and gas industry and has grown as that industry has increasingly relied upon the development of offshore fields to meet increased demand for oil and gas. The offshore production of oil began in the Gulf of Mexico in the mid 1960s and, by the end of the decade, had spread to the more hostile and deeper waters of the North Sea. More recently West Africa has emerged as a major region in the offshore industry and Stolt Offshore has had a significant interest in this region largely through the strategic acquisition of ETPM S.A. ("ETPM") in December 1999. Although oil and gas producing companies perform some of their own subsea construction, maintenance and repair work, offshore services has developed as a separate industry, principally because of the need to develop new and advanced technologies, expertise and custom-designed equipment and because of the oil industry's refocus on its core oil and gas production business.

    Stolt Offshore was established through the merger of the businesses of two leading diving support services companies, Comex and Seaway, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide offshore services contractor, which pioneered deep water saturation diving and subsea construction using both manned and unmanned techniques. Seaway operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and remotely operated vehicles ("ROVs") to support operations in hostile deep water environments.

    In August 1998, Stolt Offshore acquired Ceanic Corporation ("Ceanic"), a publicly-traded Houston-based offshore contractor, for approximately
$219 million. Ceanic provides both offshore services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services and products to domestic industrial and governmental customers. With Ceanic, Stolt Offshore took ownership of a substantial fleet of ships, ROVs and other related technologies. The acquisition of

Ceanic was strategically important for Stolt Offshore to access the growing deep-water market for offshore services in the Gulf of Mexico, and to improve communications with Houston-based oil and gas companies with regard to providing them with offshore services for their worldwide needs.

    In December 1998, the Company acquired the ROV business of Dolphin A/S for approximately $17 million. This acquisition included 21 ROVs, the majority of which were on long-term contracts to major oil companies in Norway.

    On December 7, 1999, the Company announced the completion of a transaction to form a joint venture entity, NKT Flexibles I/S, for the manufacture of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. NKT Flexibles I/S is owned 51% by NKT Holdings A/S and 49% by Stolt Offshore. The Company issued 1,758,242 Class A Shares, with an average guaranteed value of $14.475 per share and paid approximately $10.5 million in cash for its 49% interest in NKT Flexibles I/S, a total consideration of approximately $36 million.

    On December 16, 1999, the Company announced the acquisition of the French offshore construction and engineering company ETPM, a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"), then a construction affiliate of Suez Lyonnaise des Eaux S.A. GTM subsequently merged with Groupe Vinci S.A. and now is known as Groupe Vinci S.A. ETPM was a French limited liability company that, through subsidiaries, was a leading player in the development of traditional and offshore oil and gas fields. It carried out a full range of turnkey contracts covering design, procurement, fabrication, installation and commissioning of offshore platforms and specialized structures as well as the laying of offshore pipelines.

    The Company paid GTM $130 million in cash and 6,142,847 Class A Shares. The shares delivered to GTM are subject to a minimum guaranteed price which is expected to give GTM a total price for its ETPM shares of between $238 and $244 million. The share purchase agreement between GTM and the Company dated December 16, 1999, is hereby incorporated by reference to Exhibit 2.4 of the Annual Report on Form 20-F for the fiscal year ended November 30, 1999.

    Concurrently with its acquisition of ETPM, the Company entered into a hire purchase arrangement for two ships owned by GTM, the DLB (derrick lay barge) POLARIS and the DLB 801, with an early purchase option after two years. The net present value of this arrangement at acquisition date was approximately
$32 million and as at April 30, 2001, stood at approximately $24 million.

    On February 25, 2000, the Company issued 10,341,261 Class A Shares to Stolt-Nielsen Transportation Group ("SNTG"), a wholly-owned subsidiary of SNSA, following the contribution by SNTG to Stolt Offshore of shares in a subsidiary of SNTG. The net book value of the subsidiary contributed was $100 million, represented by debt receivable for which a subsidiary of Stolt Offshore is liable.

    To further reduce its financial leverage, on May 29, 2000, the Company issued a further 9,433,962 Class A Shares to SNTG following the contribution by SNTG to Stolt Offshore of shares in a subsidiary of SNTG. The net book value of the subsidiary contributed was $100 million, represented by promissory note for which a subsidiary of Stolt Offshore is liable.

    On March 30, 2001, the Company made an agreement which allows it to obtain a controlling interest in the Houston-based Paragon Engineering Services Inc. ("PES") and has subsequently established a new company, Paragon Europe S.A.S. The Company expects that this acquisition will further broaden its range of engineering skills and enable the Company to undertake all of the engineering required on many of the large engineering, procurement, installation and commission contracts that are expected to come into the market in the next few years.

    The Company paid $4.1 million upon conclusion of the sale agreement and is expected to outlay a further $5.0 million by December 31, 2001. The remainder of the purchase price will be paid over the next four years with minimum additional payments during that period of at least $12.1 million. This sum could increase dependent upon the performance of PES, as measured by an earnings before interest, taxes, depreciation and amortization ("EBITDA") multiple factor.

CAPITAL EXPENDITURES

    Stolt Offshore's capital expenditures for property, plant and equipment were $61.7 million in 2000, $90.9 million in 1999 and $123.3 million in 1998. The capital expenditures were financed by means of Stolt Offshore's operating cash flows and additional funds drawn down from new and existing credit facilities. There were no significant divestitures during these periods.

    The table below sets forth information with respect to the Company's principal capital expenditures for fixed assets in each of the last three fiscal years, as well as the amounts the Company has committed to spend in 2001. The ongoing capital expenditures will be funded with cash from operations.

                                                              COMMITTED
                                                                2001        2000       1999       1998
                                                              ---------   --------   --------   --------
                                                                           (IN $ MILLIONS)
DESCRIPTION
Equipment and Asset Development.............................     28.1       42.5       51.0        76.5
Capacity Upgrades to Ships and Other Equipment..............     15.0        9.1       28.2        25.1
Other.......................................................      5.3       10.1       11.7        21.7
                                                                -----      -----      -----      ------
Total.......................................................     48.4       61.7       90.9       123.3
                                                                =====      =====      =====      ======

BUSINESS SUMMARY AND DESCRIPTION OF OPERATIONS

    The Company is one of the largest offshore services contractors in the world providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection and maintenance services to its customers in the offshore oil and gas industry. Stolt Offshore develops and applies innovative and cost efficient offshore techniques that address the evolving technical needs of oil and gas companies that are increasingly developing oil and gas fields in deeper and more demanding offshore environments. Stolt Offshore has operated in more than 60 countries worldwide and currently operates in over 20 countries. The Company's order backlog at April 30, 2001, stands at $1,250 million, of which $683 million is for 2001. This compares to a backlog at April 30, 2000, of $1,100 million, of which $574 million was for 2000.

    The Company's services cover all phases of offshore oil and gas operations from exploration to decommissioning. During the exploration phase, the Company provides seabed survey and drilling support services. During the development phase, the Company provides, with partners when appropriate, engineering design, component procurement, structure fabrication, and the installation of offshore equipment, platforms and topsides, well control umbilicals, flowlines, trunklines and production risers. During the production phase, which may continue for many years, the Company inspects, maintains and repairs platforms, pipelines, flowlines and offshore equipment. Following the production phase, the Company provides field decommissioning services, including the removal of offshore structures and offshore equipment.

    The Company conducts four principal activities within its regional business segments: Pipelay and Engineering, Procurement, Installation and Commission ("EPIC"); Subsea Construction; Special Projects; and Regional Services. Pipelay and EPIC refers to projects involving offshore fields where platforms are part of the infrastructure or where there is a trunkline or a major offshore element of pipeline work. It can also include platform design and fabrication or can include tieback projects where there is a large element of pipelaying or pipeline procurement. Subsea Construction refers to projects where there may be umbilical laying, trenching, flexible flowline laying, jumper installation and hyperbaric welding. Tieback projects which use most of these specific elements but which may include a small element of steel flowline laying are included in the Subsea Construction category. Special Projects are large or complex offshore projects where the Company has some influence over the field architecture and could include design, engineering, offshore structures, floating production storage and offloading ships, and very deep water. These projects may include complex commercial and contracting strategies. Regional Services tend to be local business projects which can be supported by regional departments. They can include engineering studies; drill support; or inspection, repair and maintenance operations, shallow water pipelay, for example.

    In addition to its four principal activities, the Company offers heavy-lift services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"), which operates the heavy lift ship STANLSLAV YUDIN, chartered from a subsidiary of the Company's indirect joint venture partner Lukoil-Kaliningradmorneft Plc ("LKMN"), a subsidiary of a major Russian oil company, Lukoil. The Company also manufactures flexible flowlines and dynamic flexible risers through the joint venture company NKT Flexibles I/S.

    The remainder of the joint ventures in which the Company has interests have been entered into on a project-specific basis to enhance the range of services provided to the customer. The Company typically has interests ranging from 22% to 55% in these joint ventures.

BUSINESS SEGMENTS

    The Company's operations are managed through six regional offices: Aberdeen, Scotland for the U.K. and Southern North Sea; Stavanger, Norway for the Scandinavian region; Singapore for Asia Pacific; Paris, France for Southern Europe, Africa and the Middle East ("SEAME"); Macae City, Brazil for South America and Houston, Texas for the Gulf of Mexico. The Company's principal executive offices are located in Sunbury, near London, England.

    The Company has business segments based on the geographic distribution of the activities as follows:

SEGMENT                                                       GEOGRAPHIC COVERAGE
-------                                     --------------------------------------------------------
Asia Pacific Region.......................  All activities east of the Indian sub-continent, including Australasia

North America Region......................  All activities in Canada, the U.S. and Central America, including the Gulf of Mexico

Norway Region.............................  All activities in Scandinavia and the Baltic states

SEAME Region..............................  All activities in Southern Europe, Africa, India and the
                                            Middle East

South America Region......................  All activities in South America and the islands in the southern Atlantic Ocean

U.K. Region...............................  All activities in the U.K., Ireland, Germany, Belgium,
                                            The Netherlands and islands in the northern Atlantic
                                            Ocean

Other Corporate...........................  Includes items that cannot be allocated to one particular region, including:

                                                - activities of the SHL and NKT Flexibles joint
                                                ventures and PES;

                                                - global assets including construction support ships
                                                and ROVs and related assets that are used globally
                                                  and cannot be attributed to any one region;

                                                - activities of Serimer Dasa, Stolt Offshore's
                                                welding technology company, in research and
                                                  development of welding procedures and equipment;
                                                  and

                                                - management and corporate services provided for the
                                                  benefit of the whole Company including accounting
                                                  consolidation, treasury and legal departments.

ASIA PACIFIC REGION

    The Asia Pacific region is characterized by long distances between areas of offshore oil operations and from other areas of the world that have offshore development activities. The Company is active in ROV work, drilling support and subsea construction in this region. In Indonesia, the Company's operations are performed through a subsidiary, PT Komaritim, which carries out shallow water pipelay and construction work. The most significant project during the financial year 2000 in this region was the CACT project, a joint venture between China National Offshore Oil Company, AGIP, Chevron and Texaco, to install pipelines and perform subsea construction activities in the South China Sea.

U.K. REGION

    The U.K. region's business consists of pipelay and EPIC projects, subsea construction, special projects and inspection, maintenance and repair contracts. The majority of such maintenance and repair contracts are short-term in nature. Included in backlog for the U.K. region is a long-term construction and maintenance contract for BP Amoco, which is expected to be completed in 2005; a project involving the installation of fibre optic cables for BP Amoco; and other subsea construction projects.

NORWAY REGION

    The Norway region's business consists of pipelay and EPIC projects, inspection, maintenance and drill support work for major oil producing companies. The Company has undertaken a significant project with Shell (Draugen) which involved pipelay and EPIC work. The Company manages its survey activities for the North Sea from Norway, where it has two long-term survey and pipeline inspection contracts with Statoil and Norsk Hydro.

SEAME REGION

    The majority of the business conducted by the SEAME region is in West Africa and the Middle East and involves pipelay and EPIC projects, subsea construction, field development, drill support, diving services and ROV maintenance as well as the operation of two fabrication yards. Significant projects undertaken in 2000 include field development projects with Alto Mar Girassol and Triton; subsea construction projects with Mossgas; and a large subsea construction project through a joint venture with Halliburton. The Company also has large pipelay and EPIC projects with Shell, Dorood, Elf and Chevron. In 2001, the Company has been awarded a subsea construction contract by Shell Nigeria Exploration and Production Company for the deepwater Bonga development.

SOUTH AMERICA REGION

    The majority of operations in South America are located in Brazil, which currently operates as a single customer market controlled by Petrobras, the Brazilian state oil company. Brazil is now in the process of opening its offshore oil and gas fields to foreign operators who will finance the growth of Brazilian offshore oil production by means of production sharing contracts.

    The Brazilian market contains a number of potentially large field developments which are located in deep water and will require extensive use of diverless subsea construction techniques. The Company believes it is well positioned to capitalize upon its expertise in these techniques.

    The Company currently has a two-year contract for the charter of the SEAWAY CONDOR with Petrobras which began in July 2000 after completion of a major upgrade to this ship. There is also a four-year contract with Petrobras started in May 1997 for the SEAWAY HARRIER that, subject to Petrobras board approval, will be extended for a further four years until June 2005. These contracts are for flowline lay, diving support and ROV services. The Company also operates a number of ROVs to provide construction and drilling support services, usually under long-term contracts.

NORTH AMERICA REGION

    Based in Houston, Texas and Port of Iberia, Louisiana, the North American regional business incorporates substantial dayrate diving and ROV operations, inshore construction works and the manufacture of sophisticated flanges for offshore repair works. A significant number of contracts in this region are short-term construction, repair and maintenance projects. In 2001, the Company was awarded a large pipelay project for Gulfstream Natural Gas LLC for the installation of the Gulfstream natural gas transmission pipeline from Mississippi Sound to Tampa Bay, Florida.

OTHER CORPORATE

    This segment includes activities that cannot be readily assigned to a specific business segment due to the provision of services to the entire Company. These include the activities of SHL, a joint venture with a subsidiary of the Russian oil company LKMN; NKT Flexibles I/S, a joint venture with NKT Holdings A/S that is a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry; Serimer Dasa, a contract welding services entity used in onshore fabrications; and the recently-acquired PES, which provides engineering support particularly for large EPIC contracts. Also included in Other Corporate are global assets including construction support ships, ROVs and other deepsea assets that are used globally and therefore cannot be allocated to any specific region, as well as management and corporate services for the benefit of the whole Company including accounting consolidation, treasury and legal departments.

    The net operating revenue for each of the Company's business segments for each of the last three fiscal years is set forth under "Item 5. Operating and Financial Review and Prospects."

BUSINESS STRATEGY

    The Company's strategy has for some years been to enhance its position as a full-service offshore contractor providing technologically advanced and cost effective life-of-field offshore services to its customers. With the recent merger activities among the major oil companies, the Company believes they will be looking for contractors with a greater range of assets and technologies who are able to offer them a worldwide service for both new construction and field maintenance services.

    The ETPM acquisition enables the Company to offer a much wider range of engineering and pipelay services and also to provide fixed or floating production platforms. The Company is therefore able to supply a complete field development solution for the first time. This increased capability and capacity has given the Company a much stronger presence in West Africa as it can now undertake larger pipelay and EPIC projects.

    Different operators require differing scopes of service in the various regions of the world. The Company now has the ability to offer an EPIC contracting service, from wellhead to production platform or to undertake any part of the engineering and installation package that may be required by individual operators.

MARKET, SALES AND COMPETITION

CUSTOMERS

    In 2000, the Company had approximately 200 customers worldwide, of which approximately 50 were major national and international oil and gas companies. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. One customer accounted for approximately 20% of the Company's net operating revenue in 2000 and the ten largest customers were responsible for approximately 67% of the Company's net operating revenue in 2000. In 2000, the Company's top ten customers were Elf, Shell, Statoil, Chevron, Triton Energy, Petrobras, Total, BP, Mossgas and the CACT Operators Group. In 1999, those same ten customers accounted for approximately 35% of the Company's net operating revenue.

COMPETITION

    The offshore contracting business is highly competitive. The consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although the Company believes that customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. Stolt Offshore's ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, the Company may from time to time be required to bid its ships in projects at lower margins depending on the prevailing contractual rates in a given region.

    Stolt Offshore believes that it is one of only four companies capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in most of the range of services that the Company offers to its customers is limited to three main competitors, Coflexip Stena Offshore, Halliburton Subsea and Saipam S.p.A., occasionally working as Saibos, the joint venture between Saipam S.p.A. and Bouygues Offshore Services S.A. The Company is subject to intense competition from these offshore contractors. In North America, J. Ray McDermott Inc., Global Industries Inc., Candive and DSND also provide the same services provided by the Company. Additionally, these services are provided by J. Ray McDermott Inc. in Asia Pacific and the Middle East, by Global Industries Inc. in Asia Pacific and West Africa and by DSND in South America. However, the Company believes that these companies are capable of operating in all the major oil and gas producing regions worldwide. The Company also competes with Allseas Marine Contractors and Heerima who operate in the worldwide market, providing trunkline and rigid pipelay services and heavy lifting services, respectively. The Company also faces substantial competition from smaller regional competitors and less integrated providers of offshore services.

SEASONALITY

    Over the past three years, approximately half of the Company's revenue has been generated from work performed in the North Sea. In the future, there is likely to be increased activity in the Gulf of Mexico. Although it is less apparent than in the past due to advances in technology, adverse weather conditions in the North Sea and the Gulf of Mexico generally result in less activity in these regions in the winter months. Winter conditions typically last from December until April in the Gulf of Mexico and from November until March in the North Sea, although such conditions may begin earlier or end later in some years. Additionally, during certain periods of the year, Stolt Offshore typically bears the risk of delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, Stolt Offshore continues to incur operating expenses, but its revenues from operations are delayed or reduced. As a result, full year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

SUPPLIES AND RAW MATERIALS

    The Company generally does not manufacture the components involved in the offshore services that it provides, but rather supplies, assembles and installs equipment manufactured by others. Stolt Offshore coordinates its procurement and supply activities on a regional basis with group level management overseeing the procurement and supply function for all of Stolt Offshore. The Company is piloting a specialized procurement package that, if successful, will be implemented worldwide.

    The majority of raw materials that the Company uses have not been subject to significant price volatility; however, suppliers occasionally levy surcharges on materials to reflect the escalation of fuel prices. Long-term contracts for the supply of materials are not considered appropriate for the Company as there is often a long lead time from the bid to contract award date, which can expose the Company to price fluctuations in materials. The Company may be exposed to increased prices for raw materials on individual contracts. The Company does actively challenge suppliers to offer competitive prices on materials by tender and introducing new suppliers. Over the last year, the Company's results have not been significantly affected by increased prices for raw materials.

INTELLECTUAL PROPERTY

    Under the Company's intellectual property policy, the Company protects itself through patents, publications and other means available. Some of the Company's operations are conducted under licensing agreements allowing it to make use of specific techniques or equipment patented by third parties. However, none of the operations conducted under patents held by the Company or under license agreements represents a significant percentage of the Company's net operating revenue.

RESEARCH AND DEVELOPMENT

    The Company has a long history of innovation and the development of new technologies that have contributed significantly to the evolution of the offshore oil and gas industry. Particular strengths include the Company's construction techniques, which include but are not limited to: deepwater pipeline laying and umbilicals, remote intervention technologies and automated welding systems.

    Two successful developments are currently being used extensively in water depth of 1,400 meters. These developments are J-Lay tower on the SEAWAY POLARIS used to lay pipeline, which enables rigid pipe to be laid from the barge at a steep angle allowing for efficient pipelay, and MATIS-TM-, an automatic bolted flange connection system for deepwater pipeline spools. A deepwater pipeline spool is a length of pipe, typically between 20 and 100 meters in length that connects a subsea pipeline that connects to a structure on the seabed.

    Serimer Dasa, the Company's welding technology company, continues to improve welding procedures and equipment to meet the technical demands of both new steels and riser installation techniques. Among the research and development programs currently in progress are the development of high speed welding techniques for large diameter pipelines, the welding of high strength steels, the development of laser welding techniques and a number of studies relating to the fabrication and inspection of steel catenary risers.

    A major problem facing the offshore oil and gas industry is the repair of damaged pipelines in water depths that are too deep for divers. Such repairs must be made by robotic means, which is both time consuming and costly. The Company is developing a number of solutions to this problem based on the MATIS(TM ) tie-in equipment and the friction stitch welding process. The development of this process will offer significant advantages to subsea pipeline operators who will no longer be required to hold inventories of expensive repair connectors. If these technologies are developed successfully, the Company will be able to provide repair services to subsea pipeline customers quickly by using off-the-shelf flange connectors or friction stitch welding.

    The current research and development program of the Company also includes elements of architecture of a field development, which includes but is not limited to different types of risers or flowline systems including insulation, coating, buoyancy and conditions monitoring to be offered to customers as part of their infrastructure to produce and transport hydrocarbons in deepwater.

    The Company's research and development activities are primarily customer and project specific development efforts that it undertakes to tailor equipment and systems to the needs of a customer in connection with specific orders or projects. Order-related development amounts are paid by customers as part of the contract price.

OTHER MATTERS

SAFETY AND QUALITY ASSURANCE

    The Company maintains a stringent quality assurance program in accordance with ISO 9001 encompassing all areas of its operations. Each of the Company's regional operations has dedicated safety and quality assurance staff who are responsible for overseeing the projects in that particular region. In addition, a quality assurance manager located in Aberdeen, Scotland formulates corporate policies with respect to quality assurance and oversees the implementation and enforcement of such policies on a Company-wide basis.

RISKS AND INSURANCE

    The Company's operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. The Company insures its assets at levels which management believes reflect their current market value. Such assets include all capital items such as ships, major equipment and land-based property. The only assets not insured are those where the cost of such insurance would be disproportionate to their value. The Company believes its insurance should protect it against, among other things, the cost of replacing its ships as a result of total or constructive total loss.

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

GOVERNMENT REGULATION

    The Company's business is subject to international conventions and governmental regulations that strictly regulate various aspects of its operations. The maritime laws and the diving, health and safety regulations of the jurisdictions in which the Company operates govern its operations in these areas. In the North Sea, these regulations include established working hours and a specified working environment for divers, as well as standards for diving procedures, equipment and diver health. The North Sea standards are among the most stringent in the world. In the absence of any specific regulation in other geographic regions, the Company closely follows the standards set by the International Marine Contractor Association. In addition, Stolt Offshore is required by various governmental and other regulatory agencies to obtain certain permits, licenses and certificates with respect to its equipment and operations. The kind of permits, licenses and certificates required in the operations of the Company depend upon a number of factors but are normally of a type required of all operators in a given jurisdiction. The Company believes that it has or can readily obtain all permits, licenses and certificates necessary to conduct its operations. Some countries require that the Company enter into a joint venture or similar business arrangement with local individuals or businesses in order to conduct business in such countries.

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

    Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-yearly intervals. A classed ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, the Company drydocks its classed ships every second year during the winter off-season. Should any defect be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be "in class," and all of the Company's major classed ships currently meet that condition.

    The U.S. flagged Stolt Offshore ships that are U.S. Coast Guard inspected but not classed are drydocked twice in each five-year cycle. The intermediate drydocking is due between the end of the second and third years of the cycle. The U.S. flagged Load Line only ships as well as the un-classed Panama and Honduras flagged ships are drydocked according to the same schedule for condition surveys as required by the respective national Load Line regulations. The annual topside safety and equipment surveys are very similar to and parallel the traditional class surveys.

SIGNIFICANT SUBSIDIARIES

    Significant subsidiaries of the Company are set out in the table below.

COMPANY NAME                          COUNTRY OF INCORPORATION   PERCENTAGE OF OWNERSHIP
------------                          ------------------------   -----------------------
Stolt Offshore S.A.                   France                               100%

Stolt Offshore Inc.                   U.S.                                 100%

Stolt Offshore A/S                    Norway                               100%

Class 3 Shipping Ltd.                 Bermuda                              100%

Stolt Comex Seaway B.V.               The Netherlands                      100%

Stolt Comex Seaway S.A.               France                               100%

Stolt Offshore S.A.                   Brazil                               100%

Stolt Offshore Limited                U.K.                                 100%

SCS Shipping Limited                  U.K.                                 100%

DESCRIPTION OF PROPERTY

MAJOR ASSETS

    The Company operates one of the world's most advanced fleets of subsea construction and flowline lay ships, from which the majority of Stolt Offshore's offshore activities are performed. The Company owns or charters a fleet consisting of nine construction support ships, four flowline lay ships, five survey/inspection, repair and maintenance ships, 12 construction ships, seven heavy lift ships and pipelay barges, four tugs and other ships, 100 ROVs and 13 hardsuits.

    Investments in the fleet since 1993 include the acquisition and completion of the SEAWAY EAGLE, a multi-purpose flowline lay and subsea construction ship; the conversion of the SEAWAY OSPREY to lay flexible flowlines and flowline bundles; the acquisition of the SEAWAY FALCON and its conversion to a rigid and flexible flowline lay ship; the conversion of the SEAWAY CONDOR to a flexible flowline and umbilical lay ship; the acquisition of the SEAWAY HAWK, a subsea construction ship; and continuous investment in new ROV technology and construction equipment. Stolt Offshore also took over the long-term lease on the DISCOVERY, a multi-purpose subsea construction ship, as part of an asset swap with SubSea Offshore Limited in 1997.

    The acquisition of ETPM in 2000 also gave the Company access to key assets including one combined heavy lift barge, three lay barges, one flowline lay ship, one construction support ship and two fabrication yards in West Africa. These assets are complementary to the existing assets of the Company with the LB 200 holding world records for pipelay in the challenging conditions of the North Sea and the SEAWAY KESTREL (previously named NORLIFT) providing a substitute to the SEAWAY FALCON for rigid pipelay and therefore enhancing the availability of these services to the group.

    The following table describes the Company's major assets as of April 30, 2001:

                                                                                          LENGTH
                                                        YEAR BUILT/                      OVERALL       OWNED/
NAME                            CAPABILITIES           MAJOR UPGRADE          ROVS       (METERS)    CHARTERED
----                      ------------------------  --------------------   -----------   --------   ------------
CONSTRUCTION SUPPORT
  SHIPS
Seaway Harrier..........  Subsea construction                       1985             1      84      Owned(1)
Seaway Hawk.............  Subsea construction                       1978            --      93      Owned
Seaway Osprey...........  Flexible flowline and
                          umbilical lay, accepts
                          coiled tubing,
                          straightener for tubing,
                          stern roller                    1984/1992/1996             2     102      Owned(1)
Seaway Eagle............  Flexible flowline lay,
                          multi-purpose subsea
                          construction                              1997             2     140      Owned(1)
Seaway Legend...........  ROV and hardsuit diving
                          support, subsea
                          construction                         1985/1998             2      73      Owned
Discovery...............  Flexible flowline lay,
                          subsea construction                       1990             1     120      Chartered(2)
Seaway Kingfisher.......  Diverless inspection,
                          repair and maintenance               1990/1998             2      90      Chartered(3)
Stephaniturm............  Diving support, light
                          construction                    1978/1994/1995             1      73      Chartered(4)
Seaway Explorer.........  Trenching ship                            1984            --      80      Owned(1)

FLOWLINE LAY SHIPS
Seaway Condor...........  Flexible flowline and
                          umbilical lay, module
                          handling system,
                          trenching                       1982/1994/1999             2     141      Owned(1)
Seaway Falcon...........  Rigid and flexible
                          flowline and umbilical
                          lay                             1976/1995/1997             2     162      Owned(1)

                                                                                          LENGTH
                                                        YEAR BUILT/                      OVERALL       OWNED/
NAME                            CAPABILITIES           MAJOR UPGRADE          ROVS       (METERS)    CHARTERED
----                      ------------------------  --------------------   -----------   --------   ------------
Seaway Polaris..........  Deepwater
                          derrick/pipelay barge     1979/1991/1996/ 1999            --     137      Chartered(5)
Seaway Kestrel..........  Rigid reel lay ship             1976/1991/1995            --      99      Owned(1)

SURVEY / IRM SHIPS
Seaway Commander........  Survey                          1967/1982/1988             2      75      Chartered(6)
Seaway Defender.........  ROV and hardsuit diving
                          support, subsea
                          construction                              1976             1      67      Owned
Seaway Pioneer..........  ROV and hardsuit diving
                          support, subsea
                          construction                         1966/1996             1      64      Owned
Seaway Invincible.......  ROV support, subsea
                          construction                              1971            --      71      Owned
Seaway Rover............  ROV support, subsea
                          construction              1966/1972/1983/ 1991            --      71      Owned
Construction Ships......
American Pride..........  Four-point anchor system             1977/1992            --      59      Owned
American Constitution...  Four-point anchor
                          system, saturation
                          diving, moonpool                          1974            --      64      Owned
American Eagle..........  Four-point anchor system                  1976            --      50      Owned
American Independence...  Four-point anchor system                  1970            --      52      Owned
American Recovery.......  Tug, diving support                  1965/1995            --      43      Owned
American Star...........  Four-point anchor
                          system, saturation
                          diving                               1967/1998            --      53      Owned
American Triumph........  Four-point anchor system             1965/1997            --      53      Owned
American Victory........  Four-point anchor system             1976/1997            --      50      Owned
American Liberty........  Four-point anchor system                  1974            --      33      Owned
American Scout..........  Diving support                            1978            --      34      Owned
Pipeline Surveyor.......  Diving support                       1965/1996            --      33      Owned
American Diver..........  Diving support                            1964            --      33      Owned

HEAVY LIFT SHIPS AND
  BARGES
Stanislav Yudin.........  Heavy lift, 2,500-ton
                          crane                                     1985            --     183      Chartered(7)
Annette.................  Pipelay barge, marine
                          construction                    1972/1989/1997            --      61      Owned
Arwana..................  Pipelay barge                             1998            --      70      Owned
Jasamarine V (ex Sin      Flat top barge fitted
  Thai Hin IV)..........  out for inshore diving/
                          construction                              1978            --      55      Owned
CBL 101.................  Pipelay barge                   1977/1984/1997            --      85      Owned
DLB 801.................  Derrick lay barge               1978/1980/1989            --     107      Chartered(5)
LB 200..................  Pipelay barge                        1975/1996            --     168      Owned(1)

TUGS AND OTHER
DLB 1...................  Barge                                     1956            --      91      Owned
PL VI...................  Barge                                     1969            --      61      Owned
Golek...................  Transport barge                      1983/1992            --      46      Owned
Polka...................  River tug and anchor
                          handler                                   1971            --      12      Owned

--------------------------

(1) Subject to mortgage under the Company's current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through September 2002, with options to extend through 2011 and with options to purchase.

(3) Chartered from Kingfisher DA in which the Company has a 50% ownership, for five years starting in 1998, with 10--one year options to extend through December 2013 and with options to purchase.

(4) Chartered from Horizon Offshore from March 2000 through March 2002 with options to extend.

(5) Chartered from Groupe GTM through December 2010 with option to purchase.

(6) Chartered from DSND Shipping A/S through December 2001.

(7) Chartered to SHL by a subsidiary of the ship's owner, LKMN, through October 2004.

OTHER PROPERTIES

    As of April 30, 2001, Stolt Offshore owns or holds under long-term leases real estate property as described below:

                                                                     WORK OR STORAGE
                                                    OFFICE SPACE      SPACE OR LAND
                                                   (SQUARE METERS)   (SQUARE METERS)      STATUS
                                                   ---------------   ---------------   -------------
Aberdeen, Scotland...............................      12,276            102,095       Owned/Leased
Baku, Azerbaijan.................................          66                 --       Leased
Buenos Aires, Argentina..........................         100                 --       Leased
Columbus, Ohio...................................         279              8,614       Leased
Dhahran, Saudi Arabia............................         330                750       Leased
East Kalimantan, Indonesia.......................          --            190,267       Leased
Houston, Texas...................................       4,208             15,489       Leased
Jakarta, Indonesia...............................         915                601       Leased
Killingy, Norway.................................          60             11,150       Leased
Kristiansund, Norway.............................         120                800       Leased
Lagos, Nigeria...................................         200                 --       Leased
Lobito, Angola...................................       5,945            554,431       Leased
Luanda, Angola...................................          53                690       Leased
Macae City, Brazil...............................       1,286             10,658       Owned/Leased
Nanterre, France.................................      13,200                 --       Leased
New Orleans, Louisiana...........................         305             56,658       Leased
Oxnard, California...............................         929              6,643       Leased
Perth, Australia.................................       1,456              3,818       Leased
Port Gentil, Gabon...............................         305              5,070       Owned
Port Harcourt, Nigeria...........................         400                300       Leased
Port of Fourchon, Louisiana......................         650             74,240       Leased
Port of Iberia, Louisiana........................       1,796             95,688       Leased
Rio de Janeiro, Brazil...........................         295                 --       Leased
Rotterdam, The Netherlands.......................       1,400             30,000       Leased
Sharjah, United Arab Emirates....................       1,570              4,830       Leased
Singapore........................................         928              4,606       Leased
Stavanger, Norway................................        6565                645       Leased
Sunbury, England.................................         616                 --       Leased
Tchengue, Gabon..................................       1,486             60,000       Leased
Teeside, England.................................       1,100             30,000       Leased
Tehran...........................................         600                 --       Leased
*Vancouver, Canada...............................       1,161                785       Leased
Warri, Nigeria...................................       1,765            222,582       Leased

------------------------

* This property was disposed of together with the sale of the business of Hardsuits Inc. as discussed under "Item 5. Operating and Financial Review and Prospects--Recent Developments."

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

OVERVIEW: 2000 COMPARED WITH 1999

    Net operating revenue increased to $983.4 million in 2000 from $640.7 million in 1999 largely as a result of the acquisition of ETPM; the majority of this increase was related to activities in West Africa. There were poor market conditions in the U.K., North America and Asia Pacific regions and severe project delays in the North Sea in the first quarter due to adverse weather conditions. Poor project performance in the North Sea and Asia Pacific also had a negative impact on earnings. The poor market conditions together with the interest expense incurred on borrowings, which increased as a result of the ETPM acquisition, also contributed to a decrease in net income before tax from $7.7 million in 1999 to a net loss before tax of $38.2 million in 2000.

    Net operating revenue decreased to $640.7 million in 1999 from $649.8 million in 1998 largely as a result of poor market conditions in the U.K. and North America. The increase in revenue in North America was due entirely to the full year impact of the acquisition of Ceanic. The poor market conditions together with the interest expense incurred on borrowings, which increased as a result of the Ceanic acquisition, resulted in a decrease in net income before tax from $71.8 million in 1998 to $7.7 million in 1999. Poor project performance in Asia Pacific also contributed to the reduction in net income before tax.

SHIP UTILIZATION

    The following table sets forth the average ship utilization by quarter for the Company's fleets of dynamically positioned Deepwater Heavy Construction ships, Light Construction and Survey ships and Barges. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project related work in a quarter by 87.5 days per quarter or 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

                                                                              % UTILIZATION
                                                           ----------------------------------------------------
                                                                     FOR THE YEARS ENDED NOVEMBER 30,
                                                           ----------------------------------------------------
                                                            QTR 1      QTR 2      QTR 3      QTR 4       YEAR
                                                           --------   --------   --------   --------   --------
Deepwater Heavy Construction
2000.....................................................     69%        74%        77%        93%        78%
1999.....................................................     95%        92%        97%        75%        90%
1998.....................................................     88%        87%        95%       100%        92%

Light Construction and Survey
2000.....................................................     36%        42%        64%        49%        48%
1999.....................................................     64%        62%        67%        54%        62%
1998.....................................................     61%        86%        91%        79%        79%

Barges and Anchor Ships
2000.....................................................     31%        30%        36%        45%        35%
1999.....................................................     33%        33%        55%        40%        40%
1998.....................................................     23%        64%        44%        57%        55%

    Utilization of the Deepwater Heavy Construction fleet in 2000 was lower than in 1999. This was due in part to the unavailability of the SEAWAY CONDOR and low utilization of the SEAWAY POLARIS because of poor market conditions in the U.K. and North America. The poor market conditions were more pronounced for the Light Construction and Survey fleet and the Barges and Anchor Ships. We expect the demand for these two fleets to improve throughout 2001. In 1999, the utilization of the fleet was lower than 1998 due to less favorable market conditions.

RESULTS OF OPERATIONS

    The following table sets forth the results of operations for each of the Company's business segments for the periods indicated.

                                                      FOR THE YEAR ENDED NOVEMBER 30,
                                ---------------------------------------------------------------------------
                                       2000                        1999                        1998
                                -------------------         -------------------         -------------------
NET OPERATING REVENUES                                        (IN $ MILLIONS)
----------------------
Asia Pacific..................   $ 40.5       4.1%           $ 42.7       6.7%           $ 37.9       5.8%
North America.................    122.3      12.4%            156.4      24.4%             64.7      10.0%
Norway........................    198.8      20.2%            164.5      25.7%             97.7      15.0%
SEAME.........................    444.9      45.2%             57.1       8.9%             55.9       8.6%
South America.................     52.8       5.4%             56.4       8.8%             57.4       8.8%
U.K...........................    123.6      12.6%            162.0      25.3%            335.0      51.6%
Other Corporate...............      0.5       0.1%              1.6       0.2%              1.2       0.2%
                                 ------     -----            ------     -----            ------     -----
Total.........................   $983.4     100.0%           $640.7     100.0%           $649.8     100.0%
                                 ======     =====            ======     =====            ======     =====

                                                       FOR THE YEAR ENDED NOVEMBER 30,
                                 ---------------------------------------------------------------------------
                                        2000                        1999                        1998
                                 -------------------         -------------------         -------------------
NET (LOSS) INCOME BEFORE TAX                                   (IN $ MILLIONS)
----------------------------
Asia Pacific...................   $(14.9)     (39.0)%         $(5.0)      (64.9)%         $ 4.5        6.3 %
North America..................    (21.2)     (55.5)%          (6.1)      (79.2)%          12.7       17.7 %
Norway.........................      3.0        7.9 %          15.8       205.2 %          16.1       22.4 %
SEAME..........................     20.1       52.6 %           3.4        44.1 %           3.2        4.5 %
South America..................      8.4       22.0 %           8.8       114.3 %           2.3        3.2 %
U.K............................     (9.2)     (24.1)%           0.5         6.5 %          35.7       49.7 %
Other Corporate................    (24.4)     (63.9)%          (9.7)     (126.0)%          (2.7)      (3.8)%
                                  ------     ------           -----      ------           -----      -----
Total..........................   $(38.2)    (100.0)%         $ 7.7       100.0 %         $71.8      100.0 %
                                  ======     ======           =====      ======           =====      =====

ASIA PACIFIC REGION

    Net operating revenue decreased in 2000 to $40.5 million from $42.7 million in 1999 due to a slight deterioration in the market in the region and in the Indonesian market in particular. This was largely due to low oil prices in 1999 that caused the award of projects planned for 2000 to be delayed. The company has seen signs of improvement but does not intend to position premium assets in this region until a competitive advantage can be achieved in this market. Net operating revenue of $42.7 million in 1999 was an improvement from $37.9 million in 1998. This was largely due to market improvements for ROVs and the Indonesian market in particular.

    Net loss before tax was $14.9 million in 2000 compared to $5.0 million in 1999. This loss largely resulted from poor project performance on two projects in Indonesia where unexpected soil conditions made the trenching of two pipelines very difficult. Net loss before tax was $5.0 million in 1999 compared to net income before tax of $4.5 million in 1998. The decrease in 1999 was the result of poor margins due to market conditions.

NORTH AMERICAN REGION

    Net operating revenue decreased from $156.4 million in 1999 to $122.3 million in 2000. 2000 was disappointing due to the very poor market conditions in the Gulf of Mexico where activity levels have been at a 30 year low due to the depressed price for oil and gas for most of 1999. With oil and gas prices stabilizing at a higher level, the Company expects this market to recover during the remainder of

2001 and in 2002. The Company was awarded a large pipelay project for Gulfstream Natural Gas LLC, which is being carried out during the course of 2001. The poor market in 2000 resulted in a net loss before tax of $21.2 million compared to $6.1 million in 1999. Poor market conditions resulted in a net loss before tax in 1999 of $6.1 million, which compared to a net income before tax of $12.7 million in 1998.

NORWAY REGION

    Net operating revenue in 2000 was $198.8 million compared to $164.5 million for 1999. The increase in 2000 was due to improvements in the market for ROV services and the additional projects undertaken as a result of the ETPM acquisition. The Company expects this market to remain the same during 2001 and then grow in 2002 when development is expected to begin in the Kvitebjoern and Kristin fields in northern Norway. Net operating revenue in 1999 was $164.5 million compared to $97.7 million in 1998. The increase was due in part to the purchase of the ROV business of Dolphin A/ S that contributed approximately $10.0 million to revenue in 1999 and improved market conditions in the region.

    Net income before tax in 2000 was $3.0 million compared to $15.8 million in 1999. This decrease was largely the result of project delays caused by adverse weather conditions early in the year. Net income before tax in 1999 of $15.8 million was a decrease from 1998 net income before tax of $16.1 million due to under-utilization of assets.

SEAME REGION

    Net operating revenue in 2000 of $444.9 million compared favorably to revenue in 1999 of $57.1 million. The increase was due to the acquisition of ETPM, which has the majority of its activities in the SEAME region. Based on the increased number of exploration projects and increased bidding activity in Africa, the Company expects to see the market volume double during 2001. The Company believes it has a strong position in the market and will be able to capitalize on such growth. Net operating revenue in 1999 of $57.1 million compared favorably to revenue in 1998 of $55.9 million that was due mainly to the acquisition, as part of Ceanic, of two ships operating in Nigeria and partly due to improved market conditions in the region.

    Net income before tax was $20.1 million in 2000 compared to $3.4 million in 1999 and $3.2 million in 1998. These low returns reflect the high proportion of procurement included in the contracts in this area and also the fact that traditionally much of this work has been undertaken during the northern hemisphere winter months to try to maximize the utilization of assets that would otherwise be idle. This has resulted in contracts having been undertaken at lower margins than would have been achieved during the summer.

SOUTH AMERICA REGION

    Net operating revenue decreased to $52.8 million in 2000 compared to $56.4 million in 1999. The 2000 revenue was impacted by the currency devaluation in Brazil where some of the revenues are denominated in local currency. However, this was more than offset by compensation under a contract with Petrobras and savings on local costs, which are also denominated in local currency. This resulted in net income before tax for 2000 of $8.4 million compared to $8.8 million in 1999 and $2.3 million in 1998. The Company expects to see the volume grow in Brazil in 2002 and 2003 as a greater number of identified projects conducted by the major oil companies move from drilling into the construction phase of development.

U.K. REGION

    Net operating revenue decreased to $123.6 million in 2000 from $162.0 million in 1999. This was entirely due to the continued poor market conditions in the region, caused partly by low oil prices in 1999 resulting in the delay of project implementation. Based on the level of increase in exploration projects and bidding activity, the Company expects to see this sector grow by over 50% in 2001. In 1999, net operating revenues decreased to $162.0 million from $335.0 million in 1998. This decrease was largely due to poor market conditions that made it difficult to replace the Amerada Hess Triton project, which was substantially completed in 1998.

    Net loss before tax in 2000 was $9.2 million compared to net income before tax of $0.5 million in 1999. The decrease was primarily due to the reduced market activity in region, which reduced margins and asset utilization. Net income before tax was $0.5 million in 1999 compared to $35.7 million in 1998. In 1998, market conditions were very favorable and project performance was good.

OTHER CORPORATE

    Net operating revenue in 2000 was $0.5 million compared to $1.6 million in 1999 and $1.2 million in 1998. This relates to Corporate management charges to joint ventures.

    Net loss before tax for 2000 was $24.2 million compared to $9.7 million in 1999 and $2.7 million in 1998. The large loss in 2000 was as a result of the under recoveries resulting from poor asset utilization experienced during the year.

RESTRUCTURING CHARGE

    Following the acquisition of ETPM, the Company has implemented a reorganization plan that has removed duplicate capacity in the U.K. and SEAME regions.

    The Company has closed the former ETPM sites in Aberdeen and Teeside, U.K., and all administrative and operational functions that were previously carried out on these sites have been transferred to the Company's existing office in Aberdeen. The costs associated with leasing and maintaining these premises while vacant and, subsequently, terminating the leases amounted to $1.0 million, net of tax. These costs have been capitalized as purchase price adjustments. During the year, the Company paid out $1.2 million, leaving a provision of $0.2 million that will be utilized in 2001.

    The Company has recorded a restructuring charge of $0.9 million as part of the program to eliminate duplicate functions across the U.K. There were 56 redundancies relating to all departments. All redundancies were finalized in 2000 and there is no outstanding provision at November 30, 2000.

    In addition, the Company has closed its base in Marseilles, France and all operational and administrative functions have been transferred to the former ETPM headquarters in Paris, France. This office is now the headquarters of the SEAME region. The Company terminated the contracts of 37 employees across all departments and has incurred redundancy costs of $1.7 million as a result of the closure of the Marseilles office. All costs were paid during 2000.

    Finally, integration costs of $0.7 million were incurred in relation to the change of name to Stolt Offshore S.A., the introduction of common information systems and reporting systems and the standardization of processes across the enlarged Company. All costs were paid during 2000.

    The reorganization costs have been determined based on plans approved by the Company's board. The costs are summarized in the following table.

                                                                              EXPENSED
CATEGORY                                                  CAPITALIZED   (NON-RECURRING ITEMS)    TOTAL
--------                                                  -----------   ---------------------   --------
                                                                          (IN THOUSANDS)
Lease costs net of tax of $0.4 million..................     $961              $   --            $  961
Redundancy costs........................................       --               2,610             2,610
Integration costs.......................................       --                 684               684
                                                             ----              ------            ------
Total...................................................     $961              $3,294            $4,255
                                                             ====              ======            ======

    During 1999, the Company carried out a reorganization of its North Sea operations. The Company's operational base in Haugesund, Norway was closed in July 1999. A single organization providing administrative and operational support was established during 1999 for North Sea commercial and administrative functions. Non-recurring costs amounting to $1.6 million were expensed of which $1.3 million related to redundancy and relocation costs and $0.3 million related to other administrative costs. These costs were disclosed as a separate line in the 1999 statement of operations. During 1999 Stolt Offshore S.A. paid out
$1.0 million redundancy costs leaving a provision carried forward to 2000 of $0.3 million. These costs were paid during the course of 2000. All administrative costs in relation to the restructuring were paid out during 1999. The reorganization resulted in 66 redundancies in commercial and administrative functions of which 58 had been effected by November 30, 1999. The contracts of the remaining eight employees were terminated in 2000.

NON-OPERATING (EXPENSE) INCOME

    In 2000, net interest expense increased to $30.0 million from $16.7 million in 1999. This increase resulted from the acquisition of ETPM, which was partly debt financed. In 1999, net interest expense increased from $5.1 million in 1998 to $16.7 million in 1999 as a result of the acquisition of Ceanic, which was largely debt financed.

    The Company recorded a net tax benefit of $3.8 million in 2000, compared to a net tax benefit in 1999 of $8.5 million and a net tax provision in 1998 of $17.5 million. The tax credit in 2000 largely results from the poor results in the North Sea and North America where deferred tax assets were recognized. The tax credit in 1999 largely results from the disappointing year in the North American region where substantial deferred tax assets were recognized. Due to the magnitude of the losses incurred in the North America region, it has been agreed by management to reduce the interest burden for the U.S. companies. This will assist the U.S. companies to return to profitability and in conjunction with the improvement in market conditions will ensure that the deferred tax assets recognized will be utilized. The provision in 1998 relates for the most part to pre-tax income recognized in the U.K. and Norway.

LIQUIDITY AND CAPITAL RESOURCES

    The primary liquidity needs of the Company are to fund working capital and capital expenditures. The Company's principal sources of funds have been cash generated from operations, borrowings from commercial banks and SNSA and the issuance of share capital. In the Company's opinion, working capital is sufficient for the company's requirements over the next 12 months.

    As mentioned under "Item 4. Information on the Company," the Company acquired the French offshore construction and engineering company ETPM, a wholly-owned subsidiary of GTM., then a construction affiliate of Suez Lyonnaise des Eaux S.A. The total consideration for this acquisition was approximately $350 million funded partly by cash and partly by Class A Shares at a guaranteed minimum share price. To facilitate the cash part of the investment, on February 25, 2000, the Company issued 10,341,261 Class A Shares, to SNSA at a share price of $9.67 per share. To reduce its financial leverage, on May 29, 2000, the Company issued 9,433,962 Class A Shares to SNSA at a share price of $10.60 per share.

    The Company's principal credit facility is a $440 million Secured Multi-Currency Revolving Facility (the "Secured Credit Facility") with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC. The Secured Credit Facility was entered into on September 22, 2000 and refinanced previous facilities held with Den norske Bank ASA, HSBC Bank plc, Bank of America NT & SA and ASLK-CGER Bank under which $400 million was available to the Company at the date of the refinancing. Unamortized up-front fees relating to the previous facilities of $1.4 million were written off during the fourth quarter of 2000.

    The Secured Credit Facility is a five-year revolving credit facility, which reduces to $385 million on August 31, 2002, and to $330 million on August 31, 2003. The total amount that can be drawn under the facility and the interest charge on outstanding debt are based on the ratio of the Company's debt to EBITDA. The interest charge will range from plus 0.75% to 1.75% over the London Interbank Offer Rate. Debt under the Secured Credit Facility is secured by a first priority mortgage on certain of the Company's ships and barges.

    Under the Secured Credit Facility agreement, the Company is permitted to borrow up to $100 million from SNSA provided that this debt is subordinate and junior to all indebtedness due under the agreement. As of April 30, 2001, the Company has not borrowed any funds from SNSA.

    As of November 30, 2000, the Company had available bank facilities of $478.3 million of which $266.8 million were utilized. Of the bank facilities utilized, $265.0 million was classified as long-term debt.

    The Secured Credit Facility contains various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA.

    Net cash provided by operating activities was $58.2 million during 2000 compared to $40.3 million in 1999. This increase is mainly due to the reduced working capital requirements in the current year, partially offset by the reduction in net operating income. Average accounts receivable days outstanding at November 30, 2000, decreased to 111 days from 113 days at November 30, 1999. Average accounts payable days outstanding at November 30, 2000, increased to 131 days from 91 days at November 30, 1999. The movements in payables and receivables are largely the result of the acquisition of ETPM.

    Net cash provided by operating activities in 1999 was $40.3 million, compared to $103.7 million in 1998. This decrease was a result of reduced net operating income and increases in working capital requirements. The latter is reflected by a decrease in average accounts payable days outstanding from 117 days in 1998 to 91 days in 1999. There was an increase in average accounts receivable days from 108 days in 1998 to 113 days in 1999.

    Net cash used in investing activities was $160.6 million in 2000.
$111.2 million, net of cash acquired, was paid to acquire ETPM and the 49% interest in NKT Flexibles I/S, $61.7 million was paid to purchase fixed assets and $6.9 million was paid in respect of investments in joint ventures. Partially offsetting these expenditures was $19.2 million in proceeds from the sale of fixed assets.

    Net cash used in investing activities in 1999 was $75.8 million. The $90.9 million paid to purchase fixed assets was partially offset by dividends received from joint ventures of $11.6 million and proceeds from the sale of assets of $2.8 million.

    Net cash used in investing activities in 1998 was $328.2 million. Significant investing activities during the year were the acquisition of Ceanic for $213.1 million, net of cash acquired, and the purchase of fixed assets for $123.3 million, which were partly offset by $12.6 million in dividends from joint ventures.

    Net cash provided by financing activities in 2000 was $103.8 million, compared to $34.7 million in 1999 and $225.3 million in 1998. In 2000, net cash provided by financing activities was mainly comprised of proceeds of $199.8 million from the issuance of 19,775,223 Class A Shares for further investment from SNSA as discussed in "Item 4. Information on the Company--History and Development of the Company;" a net increase in long-term debt of $14.4 million, offset by the $104.3 million repayment of short-term facilities most of which were assumed through the acquisition of ETPM; the $5.4 million repayment of capital lease obligations and a $2.6 million increase in restricted cash. In 1999, net cash provided by financing activities was comprised of an increase in long-term debt of $32.6 million; $5.6 million additional drawdown on short-term facilities; $1.0 million increase of restricted cash and $3.1 million repayment of capital lease obligations. In 1998, net cash provided by financing activities was comprised of a long-term loan from SNSA of $150 million; $66.0 million of new long-term debt;
$4.1 million additional drawdown on short-term bank facilities and $5.8 million of release of restricted cash.

    During 2001, the Company expects to make capital expenditures of about
$75 million, including $9.1 million for the acquisition of PES which was concluded on March 30, 2001. Of this capital expenditure approximately
$21 million was committed at November 30, 2000. Expected debt service is $30 million for 2001 and, based on the current level of activity, cash provided from operations is expected to be about $80 million.

RECENT DEVELOPMENTS

    For the first quarter of 2001, Stolt Offshore reported a net loss of $15.5 million on net operating revenue of $191.1 million. This compares with a net loss of $15.7 million on net operating revenue of $192.4 million for the same period in 2000.

    The Company has recently signed an interim agreement for the award from Shell Nigeria Exploration and Production Company of the turnkey subsea construction contract for the deepwater Bonga development. This contract, which is valued at about $200 million, covers design, engineering, procurement, installation and commissioning of the gas export pipeline, production flowlines, water injection lines and steel catenary risers. Bonga lies in 1,100 meters of water. It is the first very deepwater development off the coast of Nigeria.

    As discussed in "Item 4. Information on the Company--History and Development of the Company," the Company acquired a controlling interest in the Houston-based Paragon Engineering Services Inc. and has established a new company, Paragon Europe S.A.S.. The acquisition is intended to further broaden the Company's range of engineering skills and enable the Company to undertake all of the engineering required by many of EPIC contracts that are expected to come into the market in the next few years.

    In May 2001, the Company disposed of the business operated by its subsidiary, Hardsuits Inc., for a total consideration of $5.5 million of which $2.5 million was received on consummation of the deal and the balance is to be paid over the next four years.

    In May 2001, the Company announced the award of a contract from the Burrulus consortium, which is led by British Gas for the subsea construction and pipelay works on the Scrarab and Saffron fields in the Eastern Mediterranean. The value of this project is anticipated to be $150 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

    Stolt Offshore is a Luxembourg holding company and does not have officers as such. The following is a list of the Directors of the Company and persons employed by its subsidiaries who perform the indicated executive and administrative functions for the combined business of the Company's subsidiaries:

NAME                                          AGE*                      POSITION
----                                        --------   ------------------------------------------
Jacob Stolt-Nielsen.......................     69      Chairman of the Board of Directors
Christopher J. Wright.....................     66      Deputy Chairman of the Board of Directors
John P. Laborde...........................     76      Director
Pierre Laborie............................     62      Director
Fernand Poimboeuf.........................     68      Director
J. Frithjof Skouveroe.....................     57      Director
Niels G. Stolt-Nielsen....................     36      Director
Bernard Vossier...........................     56      Director and Chief Executive Officer
Mark Woolveridge..........................     66      Director
Alan Brunnen..............................     40      Chief Operating Officer
Bruno Chabas..............................     36      Chief Financial Officer
Jean Coombes..............................     52      Director of Human Resources
Joel Leroux...............................     54      Director of Product Lines
Johan Rasmussen...........................     45      Group General Counsel
Tom Welsh.................................     43      Director of Assets

------------------------

*   As of April 30, 2001.

    Under the terms of the Company's Articles of Incorporation, its Directors may be elected for terms of up to six years and serve until their successors are elected. It has been the Company's practice to elect directors for one-year terms. Under the Articles, the Board must consist of not fewer than three Directors. As of April 30, 2001, the Company's Board of Directors consisted of nine members.

    Mr. Jacob Stolt-Nielsen has served as Chairman of the Board of Stolt Offshore S.A. since 1993. Mr. Stolt-Nielsen is currently Chairman of SNSA. He served as Chief Executive Officer of SNSA from 1959 until November 2000. He founded Seaway in 1973. Mr. Stolt-Nielsen holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

    Mr. Wright has served as Deputy Chairman of the Board since 1993. He served as President and Chief Operating Officer of SNSA since 1986. Mr. Wright was employed by British Petroleum plc ("BP") from 1958 until the time he joined SNSA. Mr. Wright held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

    Mr. Laborde has been a Director since 1993. He retired in 1994 as Chairman of the Board, President and Chief Executive Officer of Tidewater Inc. and continues as Retired Chairman Emeritus of the Board of Directors of Tidewater. He is now Chief Executive Officer of Laborde Marine Lifts, Inc. and also serves on the boards of Stone Energy Corporation and Stewart Enterprises, as well as the Council of the American Bureau of Shipping. Mr. Laborde holds Bachelor of Arts and Juris Doctor's degrees from Louisiana State University as well as Doctorate degrees from both Louisiana State University and Loyola University. Mr. Laborde is a U.S. citizen.

    Mr. Laborie was appointed a Director on April 13, 2000. Mr. Laborie served as Vice Chairman and President of ETPM from 1992 to 1999. He previously served as Executive Vice President of SGE

Group. He joined SGE Group in 1964 and is currently an employee of Groupe Vinci S.A. Mr. Laborie has a degree in Civil Engineering from Ecole Centrale de Paris. He is a French citizen.

    Mr. Poimboeuf has been a director since 1998. He has had a career of 33 years with Elf Aquitaine that included periods as Deputy General Manager in Gabon, Executive Vice President of Texagulf Inc. in Houston and General Manager in Angola. Mr. Poimboeuf graduated from the Ecole de Mines in Paris and specialized in Petroleum Engineering at the University of Texas. Mr. Poimboeuf is a French citizen.

    Mr. Skouveroe has been a Director since 1993. He is the Owner and Chairman of Concentus AS, a Norwegian/Swedish Industrial Group. He is also a member of the Board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by SNSA in 1992. From 1985 to 1990 he was President and Second Vice Chairman of Seaway. From 1982 until 1985
Mr. Skouveroe served as the President of Stolt-Nielsen Seaway Contracting AS, a predecessor to Seaway. Mr. Skouveroe holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway.
Mr. Skouveroe is a Norwegian citizen.

    Mr. Niels G. Stolt-Nielsen has been a director since 1999.
Mr. Stolt-Nielsen has also served as President of Stolt Sea Farm and as a Director of SNSA since 1996. In November 2000, he was appointed to the position of Chief Executive Officer of SNSA. He previously worked in SNTG. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. Mr. Niels G. Stolt-Nielsen graduated from Hofstra University in 1990 with a BS degree in Business and Finance. He is a Norwegian citizen.

    Mr. Vossier was elected as Director on April 13, 2000, and has acted as Chief Executive Officer of the Company since May 1995. He previously served as Chief Operating Officer of the company from December 1994 to May 1995. He joined Comex in 1974 and has filled numerous management positions in operations and marketing. Mr. Vossier has a degree in General Mechanics from the Technical School of St Vallier. Mr. Vossier is a French citizen.

    Mr. Woolveridge has been a Director since 1993. He held a number of positions with BP since 1968 and most recently served as the Chief Executive of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the board of BP Oil Ltd. Mr. Woolveridge holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr. Woolveridge is a British citizen.

    Mr. Brunnen was appointed Chief Operating Officer in February 1999. He joined Seaway in 1992 and was involved in managing several major projects prior to his appointment as Vice President, U.K. in 1995. Prior to his appointment as Chief Operating Officer, he held the position of Vice President, Organization and Process Development from February 15, 1998. Mr. Brunnen is a British Citizen.

    Mr. Chabas was appointed Chief Financial Officer in June, 1999. He joined the Company in 1992, working first in business development project analysis in Aberdeen, then as General Manager of Sogetram and Deputy General Manager of SEAME. In 1997 he was put in charge of developing new markets in the Gulf of Mexico. Mr. Chabas is a French citizen.

    Jean Coombes was appointed Director of Human resources on joining the Company in March 2001. She has held various senior Human Resource Manager positions with BP Exploration was the Human Resources Manager for Oryx UK Energy and was a partner in an independent human resource consultancy since 1997. She has an honors degree in Chemistry from Durham University and is a member of the Chartered Institute of Personnel and Development. Jean Coombes is a British Citizen.

    Mr. Leroux was appointed Director of Product Lines in December 1999 following the acquisition of ETPM. He joined ETPM in 1972 and held several management positions with ETPM including Chief Operating Officer. Mr. Leroux holds a degree in Mechanical Engineering from Ecole Nationale Superieure des Arts et Metiers. Mr. Leroux is a French citizen.

    Mr. Rasmussen joined Seaway in 1988 as an in-house legal advisor and was promoted to the position of Group General Counsel in March 1996. Prior to joining the Company, Mr. Rasmussen served with a sub-division of the Norwegian Ministry of Defense and as a Deputy Judge. Mr. Rasmussen is a Norwegian citizen.

    Mr. Welsh was appointed Director of Assets in December 1999 following the acquisition of ETPM. He previously served as Vice President, Operations. He first worked for Comex from 1985 to 1988. After working as a consultant for a number of years, he rejoined the Company in 1992 and worked in engineering and project management roles on a number of important projects as well as Vice President, Flowline Lay. Mr. Welsh is a British citizen.

COMPENSATION OF DIRECTORS AND OFFICERS

    As described above, Stolt Offshore does not have officers, but certain persons employed by its subsidiaries perform executive and administrative functions for the combined business of the Company's subsidiaries. The aggregate annual compensation paid to the seven officers performing such executive functions for Stolt Offshore, as a group, for the fiscal year ended
November 30, 2000, (including certain benefits) was $1,519,000. In addition, $184,000 was contributed on behalf of such officers to defined contribution pension plans. During 2000, Directors of Stolt Offshore S.A. who were affiliated with the Company or a subsidiary of SNSA received no compensation for their services, as such, but received reimbursement of their out-of-pocket expenses. Each non-executive director of the Company received an annual fee of $20,000 plus expenses in 2000.

INCENTIVE PLANS

    Stolt Offshore has a Profit Sharing Plan which pays 10% of the Company's net profit (after specified adjustments) to its officers and employees worldwide other than those covered by collective bargaining agreements. The determination of an employee's individual award is based on performance, salary and overall contribution to the Company. The Profit Sharing Plan is administered by a Compensation Committee appointed by the Stolt Offshore Board of Directors. For the year ended November 30, 2000, no provision has been made for payment under the Profit Sharing Plan.

BOARD PRACTICES

COMMITTEES OF THE BOARD OF DIRECTORS

    The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee.

AUDIT COMMITTEE

    The Audit Committee, formed in 1993, meets regularly to review the Company's audit practices and procedures, scope and adequacy of internal controls and related matters, the Company's financial statements and to advise the Board on such matters. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of the Company's auditors, Arthur Andersen, to review the scope of Arthur Andersen's engagement with respect to its audit of the Company's financial statements and to review the recommendations of Arthur Andersen arising therefrom. The current members of the Audit Committee are Messrs. Woolveridge (Chairman), Poimboeuf and Skouveroe.

COMPENSATION COMMITTEE

    The Compensation Committee, formed in 1993, reviews and approves salaries for the Company's executive officers, salary parameters for all other staff, profit sharing awards (if any, pursuant to the Company's Profit Sharing Plan) and stock option awards under the Company's Stock Option Plan. The current members of the Compensation Committee are Messrs. Jacob Stolt-Nielsen (Chairman), Wright and Laborde.

EMPLOYEES

    The Company's workforce varies based on the Company's workload at any particular time. The following table presents the breakdown of both permanent employees by geographic region for the last three financial years and temporary employees for the last financial year. Employees are classified according to "Projects, Support and Administration" personnel. A significant number of the Company's offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiations in 2001. The Company believes that it maintains a good relationship with its employees and their unions. In addition, many workers are hired on a contract basis and are available on short notice.

                                                        2000        2000        1999        1998
YEAR ENDED NOVEMBER 30,                               PERMANENT   TEMPORARY   PERMANENT   PERMANENT
-----------------------                               ---------   ---------   ---------   ---------
Asia Pacific........................................      221         236         264         274
North America.......................................      613         185         936         911
Norway..............................................      679         159         584         583
SEAME...............................................      406       2,143         119          70
South America.......................................      361          79         345         388
U.K.................................................      378         451         351         374
Corporate...........................................       79          12          57          60
                                                        -----       -----       -----       -----
Total...............................................    2,737       3,265       2,656       2,660
                                                        =====       =====       =====       =====

SHARE OWNERSHIP

    As of April 30, 2001, Directors and executive officers of the Company as a group owned 371,173 of the Common Share equivalents. This represented approximately 0.5% of all outstanding Common Shares and 0.4% of total Common Share equivalents. No individual Director or executive officer owned more than 1% of the outstanding Common Shares. SNSA is the 100% owner of SNTG.
Fiducia Ltd., a company owned by trusts of which members of the Stolt-Nielsen family (including Niels G. Stolt-Nielsen) are beneficiaries, owns approximately 49.2% of the outstanding Common Shares of SNSA. Jacob Stolt-Nielsen owns all of the Founder's Shares of SNSA. The Common Shares owned by Fiducia Ltd. represent approximately 38.3% of SNSA's outstanding voting securities and the Founder's Shares owned by Mr. Stolt-Nielsen represent approximately 22.2% of SNSA's outstanding voting securities.

    The Company has a Stock Option Plan (the "Plan") covering 7.7 million shares represented by Common Shares, Class A Shares and any combination thereof not exceeding 7.7 million shares. The Company accounts for awards granted to directors and key employees under APB Opinion 25, under which no compensation costs are recognized. Options may be granted under the Plan exercisable for periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. The Plan is administered by a

Compensation Committee appointed by the Stolt Offshore Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

    As of April 30, 2001, a total of 1,153,400 options exercisable for Common Shares and a total of 1,574,966 options exercisable for Class A Shares had been granted to the Company's subsidiaries' employees. All Class A Shares issued in connection with the exercise of options will immediately convert to Common Shares upon issuance. As of April 30, 2001, 428,930 options exercisable for Common Shares remain outstanding and 336,180 options over Common Shares are currently exercisable and 1,361,628 options exercisable for Class A Shares remain outstanding and 455,266 options over Class A Shares are currently exercisable. Of the total remaining outstanding, options for 146,500 Common Shares and options for 353,750 Class A Shares have been granted to employees who are Directors and executive officers of Stolt Offshore. No Director or executive officer of the Company holds options exercisable for shares representing more than 1% of the outstanding Common Shares of the Company. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

                                                           OPTIONS
                                             OPTIONS      CURRENTLY
                          AWARD YEAR       OUTSTANDING   EXERCISABLE   EXERCISE PRICE         EXPIRATION DATE
                       -----------------   -----------   -----------   ---------------   --------------------------
OPTIONS OVER COMMON
  SHARES.............         1993--1998      428,930      336,180     $2.71 to $16.58          May 2003--June 2008
OPTIONS OVER CLASS A
  SHARES.............         1993--2000    1,361,628      455,266     $2.71 to $16.58           May 2003--Dec 2010

    As part of the acquisition of Ceanic, holders of Ceanic shares were entitled to exercise all vested and one-third of their unvested Ceanic options or to convert any portion thereof to vested Stolt Offshore options. Their remaining two-thirds unvested Ceanic options were automatically converted to unvested Stolt Offshore options at the date of acquisition. As of April 30, 2001, a total of 1,026,372 options exercisable for Common Shares and nil options exercisable for Class A Shares had been granted to the Company's subsidiaries' employees. Options outstanding and options currently exercisable as of April 30, 2001, include 652,993 Common Shares and nil Class A Shares and 459,942 Common and nil Class A Shares, respectively. The following table reflects this:

                                                              COMMON SHARES
                       --------------------------------------------------------------------------------------------
                                                           OPTIONS
                                             OPTIONS      CURRENTLY
                          AWARD YEAR       OUTSTANDING   EXERCISABLE   EXERCISE PRICE         EXPIRATION DATE
                       -----------------   -----------   -----------   ---------------   --------------------------
OPTIONS OVER COMMON
  SHARES.............          1994-1998     652,993       459,942     $5.21 to $11.20          July 2004--Nov 2008

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

    Except as set forth below, Stolt Offshore is not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

    Set forth below is information concerning the share ownership of all persons who owned beneficially 5% or more of the Common Share equivalents, as of April 30, 2001. The Class A Shares for comparative periods of 2000 and 1999 have been reclassed as Common Shares.

                                                                                               PERCENTAGE OF
                                   NUMBER OF    PERCENTAGE OF                                  ECONOMICALLY
                                     SHARES        COMMON        NUMBER OF     PERCENTAGE OF    EQUIVALENT
                                     COMMON        SHARES         CLASS B         CLASS B         SHARES
NAME OF BENEFICIAL OWNER             OWNED          HELD        SHARES HELD*    SHARES HELD        OWNED
------------------------           ----------   -------------   ------------   -------------   -------------
HOLDINGS AS AT APRIL 30, 2001
SNTG.............................  29,275,233       41.7%        17,000,000         100%           53.1%
GTM..............................   6,142,857        8.8%                --          --             7.0%
Fidelity Management and Research
  Company........................   5,684,346        8.1%                --          --             6.5%
HOLDINGS AS AT FEBRUARY 14, 2000
SNTG.............................   9,500,000       15.7%        17,000,000         100%           34.2%
GTM..............................   6,142,857       10.2%                --          --             7.9%
Fidelity Management and Research
  Company........................   2,387,670        3.9%                --          --             3.1%
HOLDINGS AS AT FEBRUARY 12, 1999
SNTG.............................   9,500,000       22.6%        17,000,000         100%           44.9%
GTM..............................          --         --                 --          --              --
Fidelity Management and Research
  Company........................   2,980,720        7.1%                --          --             5.0%

------------------------

* SNTG owns 34,000,000 Class B Shares, constituting 100% of that class. Each Class B Share represents one-half of the economic interest of one Common Share (with dividend and liquidation rights equivalent to one-half of a Common Share) and is convertible into Common Shares on a two-for-one basis at any time at the option of the holder. If the Class B Shares cease to be owned by SNTG or an affiliate of SNTG, such Class B Shares automatically convert into Common Shares on a two-for-one basis. In addition, if SNTG or an affiliate of SNTG shall own shares (whether Class B Shares or Common Shares) representing less than a majority of the combined voting power of the then-outstanding shares of the Company, then the Class B Shares shall automatically convert into Common Shares on a two-for-one basis. Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, by simple majority vote with each share entitled to one vote, except for matters where Luxembourg Law provides for a greater or separate class vote. Specifically, Luxembourg law provides that any amendment to the Articles of Incorporation in respect of recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares if such class is adversely affected thereby, requires a quorum of 50% and a two-thirds affirmative vote of those shares of the affected class(es) present or represented at the meeting. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

    On February 25, 2000 and May 29, 2000, the Company issued 10,341,261 and 9,433,962 Class A Shares respectively to SNTG at a price per Class A Share of $9.67 and $10.60, respectively, as explained in "Item 4. Information on the Company--History and Development of the Company."

    SNSA is the 100% owner of SNTG. Fiducia Ltd., a company owned by trusts of which members of the Stolt-Nielsen family (including Niels G. Stolt-Nielsen) are beneficiaries, owns approximately 49.2% of the outstanding Common Shares of SNSA. Jacob Stolt-Nielsen owns all of the Founder's Shares of SNSA. The Common Shares owned by Fiducia Ltd. represent approximately 38.3% of SNSA's outstanding voting securities and the Founder's Shares owned by Mr. Stolt-Nielsen represent approximately 22.2% of SNSA's outstanding voting securities.

    As of April 30, 2001, all of the Company's 70,202,744 Common Shares were registered in the Verdipapirsentralen in the names of 562 shareholders. Excluding outstanding Common Shares registered in the name of SNTG and outstanding Common Shares registered in the name of Citibank N.A. as depositary for the ADSs, it is estimated that the free float of Common Shares on the Oslo Stock Exchange is 18,694,312.

    As of April 30, 2001, there was a total of 22,933,209 ADSs registered in the names of 56 shareholders. Of the ADSs, 22,913,698 ADSs were registered in the names of 43 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold the Company's ADSs on behalf of account holders, the Company estimates the number of beneficial owners of ADSs is approximately 3,200. Excluding ADSs registered in the name of the SNTG, it is estimated that the free float of ADSs on Nasdaq is 22,233,209.

    The discussion of related party transactions appearing as Note 15 to Consolidated Financial Statements, is incorporated herein by reference.

ITEM 8.  FINANCIAL INFORMATION.

LEGAL PROCEEDINGS

    The French government has investigated Stolt Comex Seaway S.A. of France alleging violations of French labor and social security legislation, which resulted during 1998 in a condemnation by the French Supreme Court of Stolt Comex Seaway France and two of its former directors. In addition, a number of former and present employees have brought civil proceedings against certain subsidiaries of the Company alleging loss of employment and social security benefits.

    Some of the proceedings have resulted in judgements. Some of the judgements have been appealed. While the Company believes that its subsidiaries have meritorious defenses in the unresolved cases, there can be no certainty as to the number of claims which may be brought or the amount for which the Company may eventually be liable with respect thereto. Comex S.A., a former shareholder of Comex Services S.A. ("Comex"), in an agreement with SNSA executed on June 5, 1992, for the sale of Comex, agreed to indemnify the Company with respect to certain aspects of the foregoing. There can be no assurance, however, as to the amount which the Company may ultimately recover from Comex S.A. pursuant to such indemnity. The Company has provided in the Consolidated Financial Statements an amount to cover liability for damages. The amount of damages is nevertheless uncertain and no assurances can be given that the amount provided is sufficient.

    Coflexip S.A. has commenced legal proceedings through a U.K. High Court against three subsidiaries of Stolt Offshore claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court Decision. Coflexip S.A. has claimed damages of approximately $14.4 million. Whether or not Coflexip S.A. will seek to increase its claim based on the Appeal Court ruling is unknown. The Company has provided in the Consolidated Financial Statements an amount to cover liability for damages. The amount of damages is nevertheless uncertain and no assurances can be given that the amount provided is sufficient.

    In September 1999, the Company terminated its charter of the ship TOISA PUMA for default. The Company is currently in arbitration with the owners who are contesting that the termination was wrongful. The arbitration has held that the termination was wrongful. The charterhire that would have been due for the terminated charter period is approximately $9.3 million. The owners have an obligation to mitigate losses. Any charterhire the owners have or should have received for the vessel during the period and any reduction in costs that they have or should have realized as a consequence of the termination will reduce the Company's liability. The Company has provided in the Consolidated Financial Statements an amount to cover liability for damages. The amount of such liability is nevertheless uncertain and no assurances can be given that the amount provided is sufficient.

    Legal costs are expensed as incurred.

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

DIVIDEND POLICY

    Stolt Offshore has never paid dividends on its share capital. The Company currently intends to retain any earnings for the future operation and growth of the business. The Board of Directors will review this policy from time to time in light of the Company's earnings, financial condition, prospects, tax considerations and foreign exchange rates. The Company will pay dividends, if any, in U.S. dollars.

SIGNIFICANT CHANGES

    Except as otherwise disclosed in this Report, there has been no material change in the financial position of Stolt Offshore since November 30, 2000.

ITEM 9.  THE OFFER AND LISTING

TRADING MARKETS

    Stolt Offshore's Common Shares are listed in Norway on the Oslo Stock Exchange under the symbol "STO" and trade as ADSs in the U.S. on Nasdaq under the symbol "SOSA".

    The following table sets forth, for the fiscal periods indicated, the range of high and low closing sale prices for the Common Shares. All per share data has been restated to reflect the two-for-one stock split completed on January 9, 1998, and the Class A Share distribution on June 25, 1998.

                                                                   COMMON SHARES
                                                                    OSLO STOCK
                                                                     EXCHANGE                ADSS*
                                                                    (NORWEGIAN              NASDAQ
                                                                      KRONER)           (U.S. DOLLARS)
                                                                -------------------   -------------------
                                                                  HIGH       LOW        HIGH       LOW
                                                                --------   --------   --------   --------
ANNUAL HIGHS AND LOWS
1996 .........................................................      n/a        n/a      6.25       2.63
1997 .........................................................   181.76      57.36     22.14       4.95
1998 .........................................................   178.09     119.56     24.42       7.88
1999 .........................................................   117.00      48.00     14.94       6.13
2000 .........................................................   150.00      85.50     16.38       9.13

QUARTERLY HIGHS AND LOWS
1999  First Quarter...........................................    73.00      48.00     10.13       6.13
      Second Quarter..........................................   101.00      52.00     13.00       6.31
      Third Quarter...........................................   117.00      83.00     14.94      10.44
      Fourth Quarter..........................................   106.00      79.00     13.56       9.44
2000  First Quarter...........................................   116.50      85.50     14.63      10.44
      Second Quarter..........................................   146.00     105.00     16.38      11.88
      Third Quarter...........................................   139.00     112.00     15.56      13.06
      Fourth Quarter..........................................   150.00      95.00     16.00       9.13
2001  First Quarter...........................................   138.00      88.00     15.25       9.50
      Second Quarter (through May 16, 2001)...................   141.00     117.00     15.88      12.69

MONTHLY HIGHS AND LOWS
2000  November................................................   114.50      95.00     11.50       9.00
      December................................................    97.00      88.00     10.75       9.50
2001  January.................................................   114.00     100.00     11.94      11.00
      February................................................   138.00     106.00     15.25      12.50
      March...................................................   141.00     118.00     15.88      13.25
      April...................................................   130.00     117.00     14.44      12.69
      May (through May 16, 2001)..............................   129.50     125.00     14.25      13.56

------------------------

* Prior to March 7, 2001, Common Shares did not trade in the form of ADSs on Nasdaq, but traded as Common Shares.

ITEM 10.  ADDITIONAL INFORMATION.

MEMORANDUM AND ARTICLES OF ASSOCIATION

    Stolt Offshore S.A. is a "Societe Anonyme Holding," organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. The Company was incorporated in Luxembourg in 1993 as the holding company for all of the Group's activities.

    The Company's registered office is located at 26, rue Louvigny, L-1946 Luxembourg and it is registered in the Companies' Register of the Luxembourg District Court under the designation "R.C. Luxembourg B 43172."

    Article 3 of the Company's Articles of Incorporation sets forth its objects as a holding company, namely to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry. More generally, the Company may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; it may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of the Company or companies that are subsidiaries of or associated with or affiliated to the Company; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

    Set forth below is a summary of certain provisions of the Company's Articles of Incorporation and the Luxembourg Company Law. The following summary does not purport to be a complete statement of the relevant provisions and is qualified by reference to the Articles of Incorporation and applicable Luxembourg law. The full text of the Articles of Incorporation is available at the registered office of the Company.

DIRECTORS

    The Board of Directors is comprised of not less than three members, elected by a simple majority of the outstanding shares of the Company represented at a general meeting of shareholders for a period not exceeding six years and until their successors are elected. It is the customary practice of the Company that Directors are elected for terms of one year at the Annual General Meeting of Shareholders held each year in Luxembourg.

    The Company's Articles of Incorporation do not mandate the retirement of Directors under an age limit requirement. The Company's Articles of Incorporation do not require Board members to be shareholders in the Company.

    Under Luxembourg law and the Company's Articles of Incorporation, the members of the Board of Directors owe a duty of loyalty and care to the Company. They must exercise the standard of care of a prudent and diligent business person and bear the burden of proving they did so if their actions are contested.

    The Company's Articles of Incorporation provide that no transaction between the Company and another party in which a Director serves as a director, officer or employee, will be invalidated solely for that reason. The Articles also provide that any Director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such Director's interest in any such transaction shall be reported at the next meeting of shareholders.

AUTHORIZED SHARES

    The Company's authorized share capital consists of:

    - 140,000,000 Common Shares, par value U.S. $2.00 per share

    - 34,000,000 Class B Shares, par value U.S. $2.00 per share

    Pursuant to the Company's Articles of Incorporation, and as required by Luxembourg law as presently in effect, authorized capital will automatically be reduced to the amount represented by outstanding shares on the fifth anniversary date of the publication of the most recent amendment of the Articles revising the Company's authorized capital. Amendments amending the Company's authorized capital were approved at an Extraordinary General Meeting held on March 6, 2001, and publication of such amendment in the OFFICIAL GAZETTE is expected to take place in July 2001. The Company takes from time to time such steps that are required to continue the authorized capital in effect.

    The Board of Directors is authorized to issue additional Common Shares and Class B Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, are fully paid and non-assessable. All shares are freely transferable by the holder thereof.

    As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares of the same class of shares for cash, unless the Articles of Incorporation provide otherwise. The Company's Articles authorize the Board of Directors to deny shareholders' preemptive rights for a period of five years and the Company's Board of Directors has done so with respect to all authorized but unissued Common Shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends denying further such rights and such recommendation is approved by the shareholders. As a result, assuming publication of the amendment to the Company's Articles of Incorporation in July 2001 as aforesaid, Common Shares will not be entitled to preemptive rights for a period of at least five years ending July 2006.

    In addition to the authorized Common Shares and Class B Shares of the Company set forth above, an additional 1,500,000 Class A Shares, par value U.S. $2.00 per share, have been authorized for the sole purpose of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class A Shares are set forth in the Articles of Incorporation. All such Class A Shares convert to Common Shares immediately upon issuance. Such authorized Class A Shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

VOTING RIGHTS

    Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares and Class B Shares present or represented at a meeting, without regard to any minimum quorum requirements. Three exceptions to the law are (i) to amend the Articles which requires (x) a two-thirds vote of those Common Shares and Class B Shares present or represented, and (y) when the meeting is first convened, a quorum of 50% of the outstanding shares entitled to vote; (ii) to change the country of incorporation of the Company to a country other than Luxembourg or to increase the contribution of the shareholders, which require the affirmative vote of 100% of the Common Shares and Class B Shares; and (iii) any action for which the Articles require more than a majority vote or a quorum. Luxembourg law further provides that a two-thirds majority vote of those shares present or represented and when the meeting is first convened, a quorum of 50% of such shares, of the outstanding Common Shares and Class B Shares, each voting and counted for quorum purposes as a separate class, is required to authorize any amendment to the Articles in respect of a recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares if such class of shares is adversely affected thereby.

SHAREHOLDER MEETINGS AND NOTICE THEREOF

    Under the Articles, the Company is required to hold a general meeting of shareholders each year in Luxembourg. The meeting is normally convened in April. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand therefor by shareholders representing at least one-fifth of the outstanding shares entitled to vote thereat.

    The Articles require notice of any general meeting to be sent by first class mail, postage prepaid, to all shareholders at least twenty days prior to such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with the Company at its registered office in Luxembourg, or with any Director of the Company, at least five days before the meeting.

DIVIDENDS

    Under the Articles, holders of Common Shares and Class B Shares participate in all dividends, if any are declared by the Company, provided that, in the case of cash or property dividends, each Class B Share shall receive $0.005 per share for each $0.01 per share in cash or value paid on each Common Share. No dividend, in cash or property, may be paid separately on either class of shares. If share dividends are declared, holders of Common Shares will receive Common Shares and holders of Class B Shares will receive Class B Shares.

    Interim dividends can be declared up to three times in any fiscal year by the Board of Directors. Interim dividends can be paid, but only after the prior year's financial statements have been approved by the shareholders at a general meeting and any such interim dividend must be approved by the Company's independent auditors. Final dividends are declared once a year at the annual general meeting of the shareholders. Interim and final dividends on Common Shares and Class B Shares can be paid out of earnings, retained and current, as well as paid in surplus.

    Luxembourg law authorizes the payment of stock dividends if sufficient surplus exists to provide for the related increase in stated capital or the par value of the shares issued in connection with any stock dividend.

    Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by the Common Shares and Class B Shares, after which no further allocations are required until further issuance of shares.

    The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all existing Common Shares and Class B Shares of the Company has heretofore been satisfied and appropriate allocations will be made to the legal reserve account at the time of each new issuance of Common Shares and Class B Shares.

LIQUIDATION PREFERENCE

    Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid, and thereafter all remaining assets of the Company are paid to the holders of Common Shares and Class B Shares, provided that each Class B Share shall receive $0.005 per share for each $0.01 per share in cash or value paid to each Common Share.

CONVERSION RIGHTS

    Class B Shares are convertible into Common Shares on a two-for-one basis, at any time at the option of the holders thereof. In addition, if SNTG or its affiliates dispose of Class B Shares to a third party, each Class B Share disposed of shall automatically convert into one-half of one Common Share. Furthermore, in the event that SNTG (or any entity controlling, controlled by or under common control with it) shall own shares (whether Class B Shares or Common Shares) representing less than a majority of the combined voting power of the then outstanding shares of the Company, then, without any action on the part of the holders thereof, each such Class B Share shall automatically convert into one-half of one Common Share.

RESTRICTIONS ON SHAREHOLDERS

    The Company's Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten the Company with "imminent and grave damage," which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions,

    (i) no U.S. Person (as defined in the Articles) shall own, directly or indirectly, more than 9.9% of the Company's outstanding shares,

    (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of the Company's outstanding shares, and

   (iii) no person may own, directly or indirectly, more than 20% of the Company's outstanding shares unless a majority of the Board shall have authorized such shareholding in advance.

    The Articles provide that the foregoing restrictions shall not apply to any person who was a shareholder as of March 10, 1993, or certain Affiliates or Associates (as such terms are defined in the Articles) of such person.

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

CHANGE IN CONTROL

    Except as described above, there are no provisions in the Company's Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of the Company and that would only operate with respect to a merger, acquisition or corporate restructure involving the Company or any of its subsidiaries.

NON-LUXEMBOURG SHAREHOLDERS

    There are no limitations under Luxembourg law on the rights of non-residents to hold or vote shares of the Company.

MATERIAL CONTRACTS

    On September 22, 2000, the Company entered into a $440 million Secured Multi-Currency Revolving Loan Facility Agreement with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Baring LLC. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."

    On December 16, 1999, the Company entered into a Share Purchase Agreement with Groupe GTM S.A. to acquire the French offshore construction and engineering compay ETPM. As set out in the agreement, the acquisition was funded partly by cash and partly by the issue of Class A Shares at a guaranteed value. See "Item
4. Information on the Company--History and Development of the Company."

EXCHANGE CONTROLS

    Stolt Offshore has been advised by Elvinger, Hoss & Prussen, Luxembourg counsel to the Company, that at the present time there are no exchange controls in existence in Luxembourg that would impact the Company's operations or affect the Company's ability to pay dividends to non-resident shareholders.

TAXATION

U.S. FEDERAL INCOME TAXATION

    The following is a summary of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADRs. This summary addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADRs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities, persons that received Common Shares or ADRs as compensation for the performance of services, persons that will hold Common Shares or ADRs as part of a "hedging" or

"conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes, persons that have a "functional currency" other than the U.S. dollar or holders that own (or are deemed to own) 10% or more (by voting power or value) of the stock of the Company. Moreover, this summary does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADRs. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Report. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

    The U.S. Treasury Department has expressed concern that depositaries for American depositary receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Luxembourg taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

    For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares or ADRs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the U.S., (ii) a partnership or corporation created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (x) a court within the U.S. is able to exercise primary supervision over its administration and (y) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A "Non-U.S. Holder" is a beneficial owner (or, in the case of a partnership, a holder) of Common Shares or ADRs that is not a U.S. Holder.

    Each holder should consult its own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of Common Shares.

    OWNERSHIP OF ADRS IN GENERAL

    For U.S. federal income tax purposes, a holder of ADRs generally will be treated as the owner of the Common Shares represented by such ADRs.

    DISTRIBUTIONS

    The gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of Common Shares distributed pro rata to all shareholders of the Company, including holders of ADRs) with respect to Common Shares or ADRs will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of the Company as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by the Company exceeds the Company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the Common Shares or ADRs and thereafter as capital gain.

    Dividends received by a U.S. Holder with respect to Common Shares or ADRs will be treated as foreign source income, which may be relevant in calculating such holder's foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute "passive income", or, in the case of certain U.S. Holders, "financial services income."

    Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder of Common Shares or ADRs generally will not be subject to U.S. federal income or withholding tax on dividends received on Common Shares or ADRs, unless such income is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S.

    SALE OR EXCHANGE OF COMMON SHARES OR ADRS

    A U.S. Holder generally will recognize gain or loss on the sale or exchange of Common Shares or ADRs equal to the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in the Common Shares or ADRs. Such gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if such U.S. Holder's holding period for such Common Shares or ADRs exceeds one year and will be further reduced if such holding period exceeds five years. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

    The initial tax basis of Common Shares or ADRs to a U.S. Holder will be the U.S. dollar value of the Norwegian kroner denominated purchase price determined on the date of purchase. If the Common Shares or ADRs are treated as traded on an "established securities market," a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the dollar value of the cost of such Common Shares or ADRs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Norwegian kroners and the immediate use of that currency to purchase Common Shares or ADRs generally will not result in taxable gain or loss for a U.S. Holder.

    With respect to the sale or exchange of Common Shares or ADRs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the Common Shares or ADRs are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

    Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements," a Non-U.S. Holder of Common Shares or ADRs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADRs unless
(i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the U.S. or (ii) in the case of any gain realized by an individual Non-U.S. Holder, such holder is present in the U.S. for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

    BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

    U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADRs made within the U.S. to a holder of Common Shares or ADRs (other than an "exempt recipient," including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons). A payor will be required to withhold 31% of any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares or ADRs within the U.S. to a holder (other than an "exempt recipient") if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements.

    THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OR ADRs. PROSPECTIVE PURCHASERS AND HOLDERS OF SHARES OR ADRs SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES OF THEIR PARTICULAR SITUATIONS.

LUXEMBOURG TAXATION

    Other than certain former Luxembourg residents, current Luxembourg residents and those non-residents who maintain a permanent establishment in Luxembourg with which the holding of Stolt Offshore Common Shares is connected, Stolt Offshore shareholders are not subject to taxation in Luxembourg.

DOCUMENTS ON DISPLAY

    Stolt Offshore is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, Stolt Offshore files reports and other information with the U.S. Securities and Exchange Commission (the "Commission"). These materials, including this Report and the exhibits thereto, may be inspected and copied at prescribed rates at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Further information on the operation of the public reference room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission. Stolt Offshore's annual reports and some of the other information submitted by Stolt Offshore to the Commission may be accessed through this web site.

    Documents concerning Stolt Offshore that are referred to in this Report may be inspected at the principal executive offices of the Company, c/o Stolt Offshore M.S. Ltd, 1st Floor Dolphin House, Windmill Road, Sunbury-on-Thames, TW16 7HT, England.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

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

FOREIGN-EXCHANGE RISK MANAGEMENT

    The Company's exposure to currency rate fluctuations results from its net investments in foreign subsidiaries, primarily in the U.K., Norway, France and Brazil, and from its share of the local currency earnings in its operations in the U.K., Norway and France. The Company is also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities.

    The Company's currency rate exposure policy prescribes the range of allowable hedging activity. The Company primarily utilizes forward exchange contracts and purchased options. The Company does not use derivatives to hedge the value of investments in foreign subsidiaries.

INTEREST-RATE RISK MANAGEMENT

    The Company's exposure to third-party interest rate fluctuations results primarily from floating-rate, short-term lines of credit, as well as floating-rate, long-term revolving credit facilities tied to LIBOR.

    The Company uses a value-at-risk ("VAR") model to estimate the potential loss that could occur from the adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in fair market value using statistical modeling techniques and including substantially all market risk exposures, specifically excluding equity-method investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

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

    The fair value losses shown in the table below have no impact on the Company's results of operations or financial condition.

VAR                                            INTEREST RATES   FOREIGN EXCHANGE RATES
---                                            --------------   ----------------------
                                                           (IN $MILLIONS)
As of November 30, 2000......................       $1.3                $ 1.1

As of November 30, 1999......................       $0.7                $ 0.07

    The increase in the potential fair value losses from 1999 to 2000 is a result of increased borrowings and a higher exposure to non-U.S. dollar denominated currencies, primarily the Euro, both arising as a consequence of the acquisition of ETPM.

    A discussion of the Company's accounting policies for financial instruments is included in Note 2 to the Consolidated Financial Statements, and disclosure relating to the financial instruments is included in Note 23 to the Consolidated Financial Statements.

    Based on the Company's overall interest rate exposures as of April 30, 2001, a near-term change in interest rates would not materially affect the consolidated financial position, results of operations, or cash flows.

OTHER FINANCIAL INSTRUMENTS

    All of the Company's derivative activities are over the counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. All of the Company's derivative instruments are straightforward foreign exchange forward contracts that subject the Company to a minimum level of exposure risk. The Company does not consider it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

    None.

                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

    See "Item 4. Information on the Company--Introduction."

ITEM 15.  RESERVED.

ITEM 16.  RESERVED.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

    The Company has elected to provide financial statements for the fiscal year ended November 30, 2000 and the related information pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS.

    A.  CONSOLIDATED FINANCIAL STATEMENTS

       Report of Independent Public Accountants.

       Consolidated Statements of Operations for the years ended November 30, 2000, 1999 and 1998.

       Consolidated Balance Sheets as of November 30, 2000 and 1999.

       Consolidated Statements of Shareholders' Equity for the years ended November 30, 2000, 1999 and 1998.

       Consolidated Statements of Cash Flows for the years ended November 30, 2000, 1999 and 1998.

       Notes to Consolidated Financial Statements.

    The Company's consolidated financial statements and related notes referred to above and the report of Arthur Andersen, the Company's independent public accountants, appearing on pages 33 through 53 of the Company's 2000 Annual Report filed with the Securities and Exchange Commission on April 12, 2001 on Form 6-K and attached as an exhibit to this report are incorporated herein by reference.

    B.  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES

       Report of Independent Public Accountants

       Schedule II Valuation and Qualifying Accounts

ITEM 19.  EXHIBITS.

         1.1            Amended and Restated Articles of Incorporation.

         2.1            Deposit Agreement among Stolt Offshore S.A., Citibank, N.A., as Depositary, and the holders and beneficial owners from
                        time to time of American Depositary Shares. Incorporated by reference to the Company's Registration Statement on Form
                        F-6 filed with the Securities and Exchange Commission on
                        June 1, 1998.

         2.2            Form of American Depositary Receipt (included in Exhibit
                        2.1).

         2.3            Share Purchase Agreement between Groupe GTM S.A. and the
                        Company. Incorporated by reference to the Company's Annual
                        Report on Form 20-F, for the fiscal year ended November 30,
                        1999, filed with the Securities and Exchange Commission on
                        May 31, 2000.

         4.1            Loan Facility Agreement, dated September 22, 2000, among
                        Stolt Comex Seaway Finance B.V., the Company, Den norske
                        Bank ASA and the banks listed therein.

         8.1 Significant subsidiaries as of the end of the year covered by this Report: see "Significant Subsidiaries" under "Item
                        4. Information on the Company."

        10.1            Consent of Arthur Andersen, Independent Public Accountants.

        10.2            Consent of Elvinger, Hoss & Prussen.

        10.3            Company's 2000 Annual Report, pages 33 through 53.

        10.4            Financial Statements of Mar Profundo Girassol as at the year ended December 31, 2000.

        10.5            Consent of Barbier Frinault & Associes SA.

        10.6            Financial Data Schedule.

                                   SIGNATURES

    The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                       STOLT OFFSHORE S.A.

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

    Date: May 30, 2001

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

                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................    F-2

Supplementary Schedules

  Schedule II--Valuation and Qualifying Accounts............    F-3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To STOLT OFFSHORE S.A.:

    We have audited in accordance with generally accepted auditing standards in the United States, the consolidated financial statements included in Stolt Offshore S.A.'s (previously known as Stolt Comex Seaway S.A. prior to
February 1, 2000) Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated January 31, 2001. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the Index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                             ARTHUR ANDERSEN

/s/ ARTHUR ANDERSEN
Edinburgh, Scotland

January 31, 2001

                                                                     SCHEDULE II

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                             (AMOUNTS IN THOUSANDS)

                                        BALANCE AT    CHARGED TO   WRITE-OFFS
                                       BEGINNING OF   COSTS AND    AGAINST THE    OTHER ADD     BALANCE AT
                                          PERIOD       EXPENSES      RESERVE     (DEDUCT)(A)   END OF PERIOD
                                       ------------   ----------   -----------   -----------   -------------
FOR THE YEAR ENDED NOVEMBER 30, 1998:
Allowance for doubtful accounts......     $2,209        $ 2,766       $  (282)     $    12        $ 4,705
                                          ======        =======       =======      =======        =======
Other................................     $1,065        $   769       $    --      $ 3,608*       $ 5,442
                                          ======        =======       =======      =======        =======

FOR THE YEAR ENDED NOVEMBER 30, 1999:
Allowance for doubtful accounts......     $4,705        $ 2,375       $  (895)     $    20        $ 6,205
                                          ======        =======       =======      =======        =======
Other................................     $5,442        $ 2,001       $(3,914)     $   (12)       $ 3,517
                                          ======        =======       =======      =======        =======

FOR THE YEAR ENDED NOVEMBER 30, 2000:
Allowance for doubtful accounts......     $6,205        $ 3,076       $  (937)     $   (49)       $ 8,295
                                          ======        =======       =======      =======        =======
Other................................     $3,517        $10,601       $(5,000)     $17,710**      $26,828
                                          ======        =======       =======      =======        =======

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts (except as otherwise noted).

*   The majority of this balance arises through the acquisition of Ceanic.

**  The majority of this balance arises through the acquisition of ETPM.