Form 20-F
period 2001-11-30
STOLT OFFSHORE S A
filed 2002-05-30
CIK 898685

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 2002.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM 20-F

                    ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED NOVEMBER 30, 2001
                         COMMISSION FILE NUMBER 0-21742
                            ------------------------

                              STOLT OFFSHORE S.A.
             (Exact name of Registrant as specified in its charter)

                                   LUXEMBOURG
                (Jurisdiction of incorporation or organization)

                          C/O STOLT OFFSHORE M.S. LTD

                                 DOLPHIN HOUSE
                                 WINDMILL ROAD
                               SUNBURY-ON-THAMES
                           MIDDLESEX TW16 7HT ENGLAND
                    (Address of principal executive offices)
                            ------------------------

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
REPORT:

Common Shares, $2.00 par value..............................  70,228,536
Class B Shares, $2.00 par value.............................  34,000,000

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

                               Yes /X/    No / /
Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
                                      PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers.......      2

ITEM 2.    Offer Statistics and Expected Timetable.....................      2

ITEM 3.    Key Information.............................................      2

           Selected Financial Data.....................................      2

           Risk Factors................................................      4

ITEM 4.    Information on the Company..................................      9

           Overview....................................................      9

           History and Development of Stolt Offshore...................     11

           Capital Expenditures........................................     12

           Business Segments...........................................     12

           Market, Sales and Competition...............................     15

           Seasonality.................................................     15

           Supplies and Raw Materials..................................     16

           Intellectual Property.......................................     16

           Research and Development....................................     16

           Other Matters...............................................     17

           Significant Subsidiaries....................................     20

           Description of Property.....................................     20

ITEM 5.    Operating and Financial Review and Prospects................     23

           Recent Developments.........................................     23

ITEM 6.    Directors, Senior Management and Employees..................     24

           Directors and Senior Management.............................     24

           Compensation of Directors and Officers......................     26

           Incentive Plans.............................................     26

           Board Practices.............................................     26

           Employees...................................................     27

           Share Ownership.............................................     28

ITEM 7.    Major Shareholders and Related Party Transactions...........     29

           Relationship with SNSA......................................     31

           Other Related Party Transactions............................     32

ITEM 8.    Financial Information.......................................     32

           Legal Proceedings...........................................     32

           Significant Changes.........................................     33

ITEM 9.    The Offer and Listing.......................................     33

           Trading Markets.............................................     33

ITEM 10.   Additional Information......................................     35

           Articles of Incorporation...................................     35

                                                                           PAGE
                                                                           ----
           Material Contracts..........................................     39

           Exchange Controls...........................................     39

           Taxation....................................................     39

           Ownership of ADSs in General................................     42

           Distributions...............................................     42

           Sale or Exchange of Common Shares or ADSs...................     42

           Backup Withholding Tax and Information Reporting
           Requirements................................................     43

           Documents on Display........................................     43

           Quantitative and Qualitative Disclosures about Market
ITEM 11.   Risk........................................................     44

           Foreign-Exchange Risk Management............................     44

           Interest-Rate Risk Management...............................     44

           Other Financial Instruments.................................     45

ITEM 12.   Description of Securities Other than Equity Securities......     45

                                     PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies.............     45

           Material Modifications to the Rights of Security Holders and
ITEM 14.   Use of Proceeds.............................................     45

ITEM 15.   Reserved....................................................     45

ITEM 16.   Reserved....................................................     45

                                    PART III

ITEM 17.   Financial Statements........................................     45

ITEM 18.   Financial Statements........................................     45

ITEM 19.   Exhibits....................................................     47

                                  INTRODUCTION

    Stolt Offshore S.A. is a Luxembourg registered company. In this Report, the terms "we", "us", "our" and "Stolt Offshore" refer to Stolt Offshore S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References to Stolt Offshore activities by years refer to fiscal years ended November 30. Our Common Shares are traded on the Nasdaq National Market ("Nasdaq") in the form of American Depositary Shares ("ADSs") (each ADS representing one Common Share) under the ticker symbol "SOSA" and are listed on the Oslo Stock Exchange under the ticker symbol "STO".

    On March 7, 2001, we reclassified our non-voting Class A Shares as Common Shares on a one-for-one basis; on that date, trading in the Class A Shares on Nasdaq and the Oslo Stock Exchange ceased. As a result, Common Shares are our only publicly-traded security. Reference to Class A Shares means Class A Shares up until March 7, 2001, and thereafter will mean Common Shares. The reclassification did not change the underlying economic interests of existing shareholders nor the number of shares used for earnings per share purposes.

    As of May 15, 2002, we had outstanding 63,836,058 Common Shares and 34,000,000 Class B Shares, which are economically equivalent to 17,000,000 Common Shares and are all owned by Stolt-Nielsen S.A. ("SNSA"), giving a total of 80,836,058 Common Share equivalents.

                             BASIS OF PRESENTATION

    The consolidated financial statements, including the notes thereto, included or incorporated in this Report (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States. The Consolidated Financial Statements include the accounts of all majority-owned companies over which we have operating control.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This Report and some of the documents incorporated by reference in this Report contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," and "seek" and similar expressions. Forward-looking statements include, but are not limited to, statements about the following subjects:

- business strategies                      - budgets for capital and other
                                           expenditures

- growth opportunities                     - timing and cost of completion of
                                           projects

- market outlook                           - performance of contracts

- competitive position                     - outcome of legal proceedings

- expected results of operations           - adequacy of insurance

- financing plans

    The forward-looking statements that we make reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed in this Report under "Item 3. Key Information--Risk Factors" and "Item
5. Operating and Financial Review and Prospects." Many of these factors are beyond our ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

    Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

    Not applicable.

ITEM 3. KEY INFORMATION.

SELECTED FINANCIAL DATA

    The selected consolidated financial data presented below for the fiscal years ended November 30, 2001, 2000, 1999, 1998 and 1997 and as of November 30, 2001, 2000, 1999, 1998 and 1997 have been taken or are derived from our audited Consolidated Financial Statements for those periods. The financial information presented below is only a summary and should be read together with the Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects."

                                                                       YEAR ENDED NOVEMBER 30,
                                                         ----------------------------------------------------
                                                           2001       2000       1999       1998       1997
                                                         --------   --------   --------   --------   --------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)(A)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net operating revenue.................................   $1,255.9    $983.4     $640.7     $649.8     $431.1
Operating expenses....................................    1,161.6     930.0      568.3      540.9      353.4
Gross profit..........................................       94.4      53.4       72.4      108.9       77.7
Equity in net income of non-consolidated joint
  ventures............................................       11.7       5.8        5.2       14.8       12.2
Administrative and general expenses...................       64.0      60.9       51.8       45.9       31.4
Impairment of Comex trade name(b).....................       (7.9)       --         --         --         --
Restructuring charges(c)..............................         --      (3.3)      (1.6)        --       (4.2)
Net operating income (loss)...........................       34.1      (5.0)      24.2       77.8       54.3
Interest expense, net.................................       26.8      30.0       16.7        5.1        9.5
Other income (expense), net...........................        2.0      (0.7)       0.3       (0.5)       5.1
Income tax (provision) benefit........................      (20.6)      3.8        8.5      (17.5)     (11.1)
Minority interests....................................       (2.8)     (2.5)        --       (0.4)        --
Net (loss) income before cumulative effect of change
  in accounting policy................................      (14.2)    (34.4)      16.2       54.2       39.0
Cumulative effect of a change in accounting policy....         --        --         --        3.1         --
                                                         --------    ------     ------     ------     ------
Net (loss) income after cumulative effect of change in
  accounting policy...................................   $  (14.2)   $(34.4)    $ 16.2     $ 57.1     $ 39.0
Net (loss) income per Common Share and Common Share
  equivalent before cumulative effect of change in
  accounting policy(d)
  Basic...............................................      (0.16)    (0.44)      0.27       0.92       0.83
  Diluted.............................................      (0.16)    (0.44)      0.27       0.91       0.82
Net (loss) income per Common Share and Common Share
  equivalent after cumulative effect of change in
  accounting policy(d)
  Basic...............................................      (0.16)    (0.44)      0.27       0.97       0.83
  Diluted.............................................      (0.16)    (0.44)      0.27       0.96       0.82

                                                                       YEAR ENDED NOVEMBER 30,
                                                         ----------------------------------------------------
                                                           2001       2000       1999       1998       1997
                                                         --------   --------   --------   --------   --------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)(A)
Weighted average number of Common Shares and Common
  Share equivalents outstanding(d)
  Basic...............................................       87.2      78.8       59.1       59.0       47.0
  Diluted.............................................       87.2      78.8       59.5       60.0       47.6
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating activities.............   $    4.5    $ 58.2     $ 40.3     $103.7     $  2.9
Net cash used in investing activities.................      (71.2)   (160.6)     (75.8)    (328.2)    (101.3)
Net cash provided by financing activities.............       72.5     103.8       34.7      225.3      102.3
OTHER FINANCIAL DATA:
Depreciation and amortization.........................   $   91.8    $ 82.1     $ 56.1     $ 35.5     $ 25.5
Adjusted EBITDA(e)....................................      132.9      77.2       82.1      112.4       89.3

                                                                  AS OF NOVEMBER 30,
                                                 ----------------------------------------------------
                                                   2001       2000       1999       1998       1997
                                                 --------   --------   --------   --------   --------
                                                                    (IN MILLIONS)
BALANCE SHEET DATA:
Current assets less current liabilities(f)....   $  101.8   $   16.5   $   82.4   $   70.1   $   79.1
Fixed assets, net.............................      779.5      803.4      436.1      408.8      244.4
Total assets..................................    1,560.3    1,402.8      843.4      877.0      457.4
Long-term debt, including current
  portion(g)..................................      358.7      292.5      200.7      221.2        2.6
Capital stock, including paid in surplus......      672.1      671.7      330.9      330.4      330.4
Shareholders' equity..........................      660.0      669.4      408.4      400.6      348.0

------------------------

(a) Totals may not add due to rounding.

(b) In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, we determined that the value of our former trade name, Comex, had been impaired and recorded a charge to write down the value of the trade name.

(c) In 2000, following the acquisition of ETPM, we implemented a reorganization plan to remove duplicate capacity in the United Kingdom and Southern Europe, Africa and the Middle East regions. We recorded $2.6 million of restructuring costs in 2000 related to severance costs and the closure of facilities in the United Kingdom and France. The remainder related to the introduction of common information systems and processes across our company. In 1999, we implemented a reorganization of our North Sea operations and closed offices in the United Kingdom and Norway. Non-recurring costs primarily relating to redundancy costs of $1.6 million were expensed in that year. In 1997 we recognized a Statement of Financial Accounting Standards No. 121 impairment loss of $4.2 million on certain subsea assets, which were unable to generate sufficient cash flow to support their net book value and which were written down to their fair market value.

(d) All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998, the Class A Share distribution on June 25, 1998 and the reclassification of Class A Shares to Common Shares on a one-for-one basis on March 7, 2001.

(e) Adjusted EBITDA (net income from continuing operations before interest expense, income tax expense, depreciation and amortization expense, impairment of the Comex trade name and the cumulative effect of a change in accounting policy and restructuring charges) is frequently used by securities analysts and is presented here to provide additional information about our operations. Adjusted EBITDA is not required by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flows from operations as a measure of liquidity. Our measure of adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

(f) Excludes current maturities of long-term debt and capital lease obligations and short-term debt due to affiliate.

(g) Includes capital lease obligations and long-term debt due to affiliate.

RISK FACTORS

    You should carefully consider the following factors and the information contained in this Report, including the information incorporated by reference into this Report. The following is a summary of all of the risks applicable to our business operations that we consider to be material. If any of the events described below actually occurs, our business, financial condition or results of operations could be materially adversely affected.

OUR BUSINESS IS AFFECTED BY EXPENDITURES BY PARTICIPANTS IN THE OIL AND GAS
  INDUSTRY.

    Demand for our services depends on expenditures by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. In particular, the oil and gas industry has been consolidating. There are fewer and larger oil and gas companies that control expenditures for the types of services and products that we and our competitors provide. Offshore oil and gas field capital expenditures are also influenced by many other factors beyond our control, including:

    - prices of oil and gas and anticipated growth in world oil and gas demand;

    - the discovery rate of new offshore oil and gas reserves;

    - the economic feasibility of developing particular offshore oil and gas fields;

    - the production from existing producing oil and gas fields;

    - political and economic conditions in areas where offshore oil and gas exploration and development may occur;

    - policies of governments regarding the exploration for, pricing and production and development of their oil and gas reserves; and

    - the ability of oil and gas companies to access or generate capital and the cost of such capital.

UNEXPECTED COSTS MAY ADVERSELY AFFECT THE AMOUNT WE REALIZE FROM FIXED-PRICE CONTRACTS.

    A significant proportion of our business is performed on a fixed-price or turnkey basis. In 2001, 2000 and 1999, approximately 72%, 74% and 47%, respectively, of our revenue was derived from fixed-price contracts. Long-term fixed-priced contracts are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. The cost and gross profit realized on such contracts can vary from those expected because of changes beyond our control, including but not limited to:

    - unanticipated technical problems with the equipment we are supplying or developing which may require that we spend our own money to remedy the problem;

    - unanticipated changes in the costs of components, materials or labor;

    - unanticipated difficulties in obtaining required governmental permits or approvals;

    - project modifications creating unanticipated costs;

    - delays caused by local weather and soil conditions; and

    - suppliers' or subcontractors' failure to perform.

    These risks are exacerbated if the duration of the project is long-term, because there is more time for and, therefore, an increased risk that the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. Our long-term projects often subject us to penalties if we cannot complete portions of the projects in accordance with agreed-upon time limits.

WE MAY BE LIABLE TO THIRD PARTIES FOR THE FAILURE OF OUR JOINT VENTURE PARTNERS TO FULFILL THEIR OBLIGATIONS.

    Under some of our joint venture agreements, we and our partners are jointly and severally liable to the customer for the performance of the contract. If our joint venture partner in such arrangement fails to fulfill its obligations, we could have to carry the resultant liability toward the customer and would have to rely on our ability to obtain reimbursement from our joint venture partner. If our joint venture partner became insolvent or ceased operations, this might not be possible.

OUR METHOD OF ACCOUNTING FOR PROJECTS COULD RESULT IN A REDUCTION OR ELIMINATION OF PREVIOUSLY REPORTED PROFITS.

    Substantially all of our projects are accounted for on the "percentage-of-completion" method, which is standard for our industry and in compliance with U.S. generally accepted accounting principles. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues, we would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

OUR BUSINESS COULD SUFFER AS A RESULT OF CURRENT OR FUTURE LITIGATION.

    We are subject to legal claims by customers, sub-contractors, employees, joint venture partners, government agencies and competitors. In particular, our competitor, Coflexip S.A., has commenced legal proceedings through the U.K. High Court against three of our subsidiaries claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the United Kingdom. Judgment was rendered on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. We have applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system tower on the SEAWAY FALCON, and the process by which the system lays flexible conduits, has been held to infringe Coflexip's patent in the United Kingdom. During 2001, Coflexip submitted an amended claim for damages claiming lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The claim is for approximately $89.0 million, up from approximately $14.0 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the SEAWAY FALCON was brought into U.K. waters. We estimate that the total claim will amount to approximately $115.0 million. In the alternative, Coflexip claims a reasonable royalty for each act of infringement, interest and legal costs. Coflexip has not quantified this claim, but we expect that it will be considerably less than the claim to lost profits. We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, ACCOUNTING FOR CONTINGENCIES, we have reserved $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain, and no assurance can be given that the provided amount is sufficient. If the amount we are ultimately determined to owe, if any, is substantially more than we have currently reserved or if we increase the amount of the reserve for this claim, it could have a material adverse effect on our results of operations.

    Furthermore, there can be no assurance that the results of the litigation described above or other legal proceedings will not materially harm our business or reputation.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO CHANGES IN FOREIGN REGULATIONS AND OTHER RISKS INHERENT TO INTERNATIONAL BUSINESS, ANY OF WHICH COULD AFFECT OUR OPERATING RESULTS.

    Our operations in the South America, Asia-Pacific and Southern Europe/Africa/Middle East regions are mainly performed in emerging markets such as Angola, Nigeria, Brazil and Indonesia. In total, these regions accounted for 49%, 55% and 24% of our net operating revenue in 2001, 2000 and 1999, respectively. Operations in these emerging markets present risks including:

    - economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

    - political instability, which could discourage investment and complicate our dealings with governments;

    - boycotts and embargoes that may be imposed by the international community on countries in which we operate;

    - labor unrest, particularly in Nigeria and Angola where our large workforces are prone to strike action;

    - disruptions due to civil war, election outcomes, shortage of commodities, power interruptions or inflation;

    - the imposition of unexpected taxes or other payments on our revenues in these markets; and

    - the introduction of exchange controls and other restrictions by foreign governments.

OUR QUARTERLY RESULTS MAY FLUCTUATE DUE TO ADVERSE WEATHER CONDITIONS DURING THE WINTER.

    Over the past three years, a substantial portion of our revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in low levels of activity. Additionally, during certain periods of the year, we may encounter adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

WE FACE COMPETITION WHICH COULD HAVE AN ADVERSE EFFECT UPON OUR OPERATING RESULTS AND FINANCIAL CONDITION.

    The offshore oil and gas services business is highly competitive, and offshore contractors compete intensely for available projects. Contracts for our services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of our competitors and potential competitors are larger than we are and have greater financial and other resources than we have. This intense competition could result in pricing pressures, lower sales and reduced margins which would have an adverse effect upon our operating results and financial condition.

WE DEPEND ON CERTAIN SIGNIFICANT CUSTOMERS AND LONG-TERM CONTRACTS AND THE LOSS OF ONE OR MORE SIGNIFICANT CUSTOMERS OR THE FAILURE TO REPLACE OR ENTER INTO NEW LONG-TERM CONTRACTS COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

    In 2001, TotalFinaElf accounted for 24% of our net operating revenue and Williams Gas accounted for 11% of our net operating revenue. In 2000, TotalFinaElf accounted for 24%, and Shell accounted for 10%, of our net operating revenue. During 2001 and 2000, our ten largest customers accounted for 76% and 67%, respectively, of our net operating revenue, and over that period seven customers, including BP, ChevronTexaco, Petrobras, Shell, Statoil, TotalFinaElf and Triton Energy (acquired in 2001 by Amerada Hess) consistently numbered among our ten largest customers. Revenues from our largest customers are often related to specific long-term contracts that upon completion may not be replaced by contracts of equivalent size. Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant customers or a substantial decrease in demand by our significant customers could result in a substantial loss of revenues which could have a material adverse effect on us.

WE COULD BE ADVERSELY AFFECTED IF WE FAIL TO KEEP PACE WITH TECHNOLOGICAL CHANGES, AND CHANGES IN TECHNOLOGY COULD RESULT IN WRITE-DOWNS OF ASSETS.

    Our customers are constantly seeking to develop oil and gas fields in deeper waters. To meet our customers' needs, we must continuously develop new, and update existing, technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can often render existing technologies obsolete requiring substantial new capital expenditures and/or write-downs of assets. Our failure to anticipate or to respond adequately and timely to changing technology, market demands and/or customer requirements could adversely affect our business and financial results.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO THE RISK OF FLUCTUATIONS IN CURRENCY EXCHANGE RATES.

    The results of operations and financial position of most of our non-U.S. subsidiaries are initially reported in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. For 2001, approximately 26.0% of our consolidated net operating revenues were generated in local currencies and translated into U.S. dollars. Approximately 0.4%, 16.7% and 8.8% of our revenue was generated in Euros, British pounds and Norwegian kroner, respectively. The exchange rate between these currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

    In addition, we are subject to currency risk exposure when our sales are denominated in currencies that are different from those in which our expenses are incurred. In this case, if the value of the currency in which sales are recorded weakens relative to the currency in which we incur expenses, then there is a negative impact on our profit margin.

WE ARE EXPOSED TO SUBSTANTIAL HAZARDS AND RISKS THAT ARE INHERENT IN THE OFFSHORE SERVICES BUSINESS FOR WHICH LIABILITIES MAY POTENTIALLY EXCEED OUR INSURANCE COVERAGE AND CONTRACTUAL INDEMNITY PROVISIONS.

    Our operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. We insure our assets at levels which our management believes reflect their current market value. Such assets include all capital items such as ships, major equipment and land-based property. The only assets not insured are those where the cost of such insurance would be disproportionate to their value.

    Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting large claims. We insure for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers compensation protection and pollution. Although there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, all such insurance is carried at levels of coverage and deductibles that we consider financially prudent. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

    We generally seek to obtain indemnity agreements whenever possible from our customers requiring those customers to hold us harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface. Such contractual indemnification, however, does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, our employees or subcontractors. Additionally, if we suffer a loss for which we are entitled to indemnity, we are dependent on our customer's ability to satisfy its indemnity obligation. If the customer cannot satisfy its obligation, we could suffer losses.

OUR LEVEL OF DEBT MAY CONSTRAIN OUR OPERATIONS.

    As of April 30, 2002, we had an aggregate of $370.9 million of debt outstanding. The degree to which we are leveraged may affect our ability to obtain additional financing in the future for working capital, capital expenditures, product and service development and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in our business. Our ability to satisfy our obligations and to reduce our debt depends on our future performance.

SNSA EXERCISES A CONTROLLING INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL, WHICH COULD PREVENT A CHANGE OF CONTROL.

    As of May 15, 2002, a wholly owned subsidiary of SNSA owned 29,275,223 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 57% and a voting interest of approximately 65%. As of May 15, 2002, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.

    SNSA currently exercises a controlling influence over our operations and has sufficient voting power to control the outcome of matters requiring shareholder approval including: the composition of our Board of Directors which has the authority to direct our business and to appoint and remove our officers; approving or rejecting a merger, consolidation or other business combination; raising future capital; and amending our Articles of Incorporation which govern the rights attached to our Common Shares. This control may also make it difficult to take control of Stolt Offshore without the approval of SNSA. Additionally, the interests of SNSA may conflict with those of other shareholders.

OUR ARTICLES OF INCORPORATION IMPOSE RESTRICTIONS ON THE OWNERSHIP OF OUR
  SECURITIES.

    Our Articles of Incorporation state that no one U.S. person (defined to include any person who is a citizen or resident of the United States, a corporation organized under the laws of the United States and certain other entities and their affiliates and associates) may own, directly or indirectly, more than 9.9% of our total outstanding shares at any time. In addition, the Articles provide that all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and no person may own, directly or indirectly, more than 20% of our outstanding shares unless a majority of our Board of Directors shall have authorized such shareholding in advance. The Board of Directors may take remedial action if it determines that we are threatened with "imminent and grave damage" (as defined in the Articles). We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase. These defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND OUR DIRECTORS OR TO ASSERT U.S. SECURITIES LAWS CLAIMS IN LUXEMBOURG OR SERVE PROCESS ON OUR OFFICERS OR DIRECTORS.

    We are a corporation organized under the laws of Luxembourg. Several of our directors and officers reside and maintain most of their assets outside the United States and it may not be possible to effect service of process within the United States on us or on such persons, or to enforce against us or them in U.S. courts judgments obtained in such courts based on the civil liability provisions of the U.S. federal securities laws. We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that there is substantial doubt as to whether the courts of Luxembourg would (1) enforce judgments of U.S. courts obtained in actions against us or such directors and officers based on the civil liability provisions of the U.S. federal securities laws or (2) entertain original actions brought in Luxembourg against us or such directors and officers predicated solely upon the civil liability provisions of the U.S. federal securities laws. There is no treaty in effect between the United States and Luxembourg providing for such enforcement, and there are grounds upon which Luxembourg courts may choose not to enforce judgments of U.S. courts. Certain remedies available under the U.S. federal securities laws would not be enforced by Luxembourg courts as contrary to that nation's public policy.

ITEM 4. INFORMATION ON THE COMPANY.

OVERVIEW

    We are one of the largest offshore services contractors in the world. We design, procure, build, install and service a range of offshore surface and subsurface infrastructure for the global oil and gas industry. We specialize in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments. Our revenues for the year ended November 30, 2001 were $1.3 billion, and our order backlog on May 29, 2002 was $1.7 billion an increase of approximately 35.5% over our order backlog of $1.2 billion at May 29, 2001. Of the May 29, 2002 backlog amount, we expect that $0.9 billion will be recognized as revenue in 2002 and $0.8 billion will not be filled in the current year.

    We provide services and products that add value for our customers at all phases of offshore oil and gas field exploration, development and production. We survey the seabed and provide other support services for drilling test holes during the exploration phase. When a field is being developed, we apply our technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. We also procure or fabricate and install equipment used in field development. This equipment includes the above-water topsides and platforms used for processing recovered oil and gas, wellheads, pipelines and electrical and hydraulic cables, known as umbilicals, that are used to control subsea wells. The pipelines are used to transport oil and gas underwater and to the production and processing facilities at the surface. They may be steel pipe, referred to as rigid pipe, or of a bonded structure, referred to as flexible pipe, depending on technical requirements, and may be narrow (flowlines) or wide (trunklines) depending on production volumes and pressure. We also combine our design and fabrication expertise to manage the building of floating facilities (known as FPSOs) that process, store and offload oil and which are used in very deep water where a platform or topside would be impractical. During the time that the field is producing oil or gas, we inspect, maintain and repair this equipment. Once the field has been depleted and is to be abandoned, we provide field decommissioning services which include the removal of offshore structures and equipment.

    We are one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Our worldwide operations are managed through six regional offices. We employ approximately 500 engineers worldwide. We have operated in more than 60 countries and currently operate in over 34 countries.

    We have a world class fleet of highly specialized ships, barges and unmanned underwater remotely operated vehicles, or ROVs, deployed in the world's major offshore oil and gas exploration regions, including:

    - 9 construction support ships;

    - 4 flowline lay ships;

    - 9 survey/inspection, repair and maintenance ships;

    - 11 anchored construction and maintenance ships;

    - 1 heavy lift ship;

    - 7 pipelay barges;

    - 4 tugs and other ships;

    - 95 ROVs (5 of which are owned by a joint venture); and

    - 11 hardsuits for manned dives.

    Projects relating to the engineering and construction of new offshore oil and gas fields, which typically last more than one year, accounts for approximately 95% of our revenues while work related to the inspection, repair and maintenance of oil and gas fields throughout their time in production accounts for the remaining 5% of revenues.

    Our services cover all phases of offshore oil and gas operations, from exploration to decommissioning. We offer our products and services through the following lines of business:

    - THE PIPELAY AND ENGINEERING, PROCUREMENT, INSTALLATION AND COMMISSIONING
      (EPIC) business line involves offshore fields where platforms are part of the infrastructure or where there is a large diameter pipeline or a major offshore element of pipeline work. These activities may include platform design and fabrication or tieback projects, which involve pipelaying or pipeline procurement to connect a new production well to an existing structure.

    - THE SUBSEA CONSTRUCTION business line involves projects where there may be one or more of the following elements: well control umbilical laying; burying rigid or flexible pipelines in the seabed to protect and insulate them (trenching); laying flexible pipelines; installing short pipes that connect other pipelines (jumpers); and/or hyperbaric welding (which is welding performed in a dry atmosphere in an underwater chamber).

    - THE DEEPWATER DEVELOPMENT business line involves large or complex offshore projects where we have some influence over the architecture of the oil or gas infrastructure and could include the design, manufacturing and installation of flowlines, production risers and other subsea structures.

    - THE FLOATING PRODUCTION business line involves the design and management of the building of FPSOs for use in very deep water.

    - THE REGIONAL SERVICES business line handles local business projects including seabed survey and positioning for drill rig location or defining pipeline routes, engineering studies, drilling support, shallow water pipelay or inspection, repair and maintenance operations.

    We also provide field decommissioning services at the end of the working life of an offshore oilfield.

    We offer heavy lift floating crane services through a joint venture company, SHL. SHL charters the heavy lift barge STANISLAV YUDIN from a subsidiary of Lukoil our joint venture partner in SHL. We also manufacture flexible flowlines and dynamic flexible risers (which are flexible pipelines from the sea floor to the surface) through the joint venture company NKT Flexibles I/S, in which we have a 49% interest. The remainder of the joint ventures in which we have interests have been formed either with a national oil company, such as Sonangol in Angola or Socar in Azerbaijan, or on a project-specific basis to enhance the range of services provided to the customer. We typically have interests ranging from 25% to 55% in these joint ventures.

    Our registered office is located at 26, rue Louvigny, Luxembourg and we are registered in the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B43172." Our principal executive offices are c/o Stolt Offshore M.S. Ltd., Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT England, telephone number (+44) (0)1932-773-700. Our website address is www.stoltoffshore.com. Our agent for U.S. federal securities law purposes is Stolt-Nielsen Inc., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut 06836.

HISTORY AND DEVELOPMENT OF STOLT OFFSHORE

    A publicly traded company since May 1993, we were established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. ("Comex") and Stolt-Nielsen Seaway A/S, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex was a leading worldwide subsea services contractor that pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and ROVs to support operations in hostile deepwater environments.

    In August 1998, we acquired the Houston-based Ceanic Corporation, a publicly traded subsea contractor, for approximately $218.9 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition we acquired a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies. Our acquisition of Ceanic was strategically important in that it provided significant operations in the Gulf of Mexico. These operations, combined with our deepwater technology and know-how, allow us to participate in the growing deepwater construction market in the Gulf of Mexico and give us the ability to build relationships with Houston-based oil and gas companies that conduct much of their worldwide business from Houston.

    In December 1998, we acquired the ROV business of Dolphin A/S for approximately $16.9 million. This acquisition, which included 21 ROVs mostly on long-term contracts to Norwegian oil companies, strengthened our position in the ROV drill support market in Norway.

    In December 7, 1999, we completed a transaction to form a joint venture entity, NKT a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. We own 49% of NKT, and the remaining 51% is owned by NKT Holdings A/S. The total consideration for our share in the joint venture was $36.0 million funded partly by cash and partly by the issuance of Class A Shares. The Class A Shares were subsequently reclassified as Common Shares on a one-for-one basis. This investment secures our supply of flexible products.

    On December 16, 1999, we acquired the French offshore construction and engineering company ETPM S.A., a wholly owned subsidiary of Groupe GTM S.A. Groupe GTM was subsequently acquired by Groupe Vinci S.A. The total consideration for this acquisition, including debt assumed, was approximately $350.0 million, funded partly by cash and partly by the issuance of 6.1 million Class A Shares. The Class A Shares were subsequently reclassified as Common Shares on a one-for-one basis. The acquisition of ETPM provided us with a strong market position in West Africa, which is one of the fastest growing markets for our services. We also gained significant engineering skills, particularly in conceptual engineering and offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broadened our range of pipelay capabilities.

    On July 18, 2001, we acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, we acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. We paid a total of $16.7 million of cash for these two companies, $4.3 million of which in relation to the Paragon acquisition has been deferred until March 2005. These acquisitions, by adding conceptual design and detailed engineering skills, will enable us to better undertake all of the engineering required on many of the large engineering, procurement, installation and commission type contracts that we expect to come into the market in the next few years.

CAPITAL EXPENDITURES

    Our capital expenditures for property, plant and equipment were $62.9 million in 2001, $61.7 million in 2000 and $90.9 million in 1999. The capital expenditures were financed by means of our operating cash flows and additional funds drawn on new and existing credit facilities. There were no significant divestitures during these periods.

    The table below sets forth information with respect to our principal capital expenditures for fixed assets in each of the last three fiscal years, as well as the amounts we have committed to spend in 2002. The ongoing capital expenditures will be funded with cash from operations.

                                                          COMMITTED
                                                            2002        2001       2000       1999
                                                          ---------   --------   --------   --------
                                                                       (IN $ MILLIONS)
DESCRIPTION
Equipment and Asset Development.........................    19.7        38.0       42.5       51.0
Capacity Upgrades to Ships and Other Equipment..........    16.5        21.2        9.1       28.2
Other...................................................     5.9         3.7       10.1       11.7
                                                            ----        ----       ----       ----
Total...................................................    42.1        62.9       61.7       90.9
                                                            ====        ====       ====       ====

BUSINESS SEGMENTS

    Our operations are managed through six regional offices: Aberdeen, Scotland for the United Kingdom and Southern North Sea; Stavanger, Norway for the Norway region; Singapore for Asia Pacific; Nanterre, France for Southern Europe, Africa and the Middle East ("SEAME"); Macae City, Brazil for South America; and Houston, Texas for the Gulf of Mexico. We provide our conceptual design and engineering services for all regional operations through our offices in Houston, Texas and Nanterre, France. We assemble and construct offshore infrastructure equipment at our fabrication yards in Nigeria and Angola. Our principal executive offices are located in Sunbury, near London, England.

    We have business segments based on the geographic distribution of the activities as follows:

SEGMENT                                                   GEOGRAPHIC COVERAGE
-------                                     ------------------------------------------------
Asia Pacific Region.......................  All activities east of the Indian sub-continent including Australasia
North America Region......................  All activities in Canada, the United States and
                                            Central America, including the Gulf of Mexico.
Norway Region.............................  All activities in Scandinavia and the Baltic states
SEAME Region..............................  All activities in Southern Europe, Africa, India and the Middle East
South America Region......................  All activities in South America and the islands in the southern Atlantic Ocean
U.K. Region...............................  All activities in the United Kingdom, Ireland,
                                            Germany, Belgium, The Netherlands and islands in
                                            the northern Atlantic Ocean
Corporate.................................  Includes items that cannot be allocated to one particular region, including:

                                            -  activities of the SHL and NKT joint ventures
                                            and the Paragon companies;
                                            -  global assets including all construction
                                            support ships and ROVs and related assets that
                                               are used globally and cannot be attributed to
                                               any one region;
                                            -  activities of Serimer Dasa, our welding
                                            technology company, in research and development
                                               of welding procedures and equipment; and
                                            -  management and corporate services provided
                                            for the benefit of our entire company including
                                               the engineering, finance and legal
                                               departments.

ASIA PACIFIC REGION

    The Asia Pacific region is characterized by long distances between areas of offshore oil operations and from other areas of the world that have offshore development activities. We are active in ROV work, drilling support and subsea construction in this region. In Indonesia, our operations are performed through a subsidiary, PT Komaritim, which carries out shallow water pipelay and construction work. The most significant project during fiscal year 2001 in this region was the pipeline repair work undertaken for TFE E&P Indonesie in the Makaham Delta.

U.K. REGION

    The U.K. region's business consists of pipelay and EPIC projects, subsea construction, and inspection, maintenance and repair contracts. The majority of these maintenance and repair contracts are short-term in nature. Included in backlog for the U.K. region are: a long-term construction and maintenance contract for BP, which is expected to be completed in 2005; the Corrib project for Enterprise Oil; the BP Magnus E.O.R. project; and other subsea construction projects.

NORWAY REGION

    The Norway region's business consists of pipelay and EPIC projects and inspection, maintenance and drill support work for major oil producing companies. We have undertaken a significant project with Shell (Draugen) which involves pipelay and EPIC work. We have a long-term survey and pipeline inspection contract with Statoil. We also have a long-term contract with Statoil for construction and maintenance that is performed through our joint venture with Halliburton.

SEAME REGION

    The majority of our business in the SEAME region is in West Africa and the Middle East and involves pipelay and EPIC projects, subsea construction, field development, drill support, diving and ROV services as well as the operation of two fabrication yards. Significant projects undertaken in 2001 include the development of the TotalFinaElf Girassol field and the Amerada Hess La Ceiba field, and subsea construction projects with Mossgass. We also have pipelay and EPIC projects with Shell, TotalFinaElf and ChevronTexaco. In 2001 we were awarded the Shell Forcados Yokri field development and the installation of the Shell Offshore Gas Gathering System, both of which are in Nigeria. We were also awarded the Scarab and Saffron development for the Burullus Gas Company in the Eastern Mediterranean.

SOUTH AMERICA REGION

    The majority of our operations in South America are located in Brazil, which currently operates mostly as a single customer market controlled by Petrobras, the Brazilian state oil company. Brazil has now opened offshore oil and gas fields to foreign operators who will finance the growth of Brazilian offshore oil production by means of production sharing contracts.

    The Brazilian market contains a number of large fields which are located in deep water and will require extensive use of diverless subsea construction techniques. We believe we are well positioned to capitalize upon our expertise in these techniques.

    We currently have a four-year contract with an optional four-year extension for the charter of the SEAWAY CONDOR with Petrobras which begins in August 2002 when its present contract will be completed. The ship will be upgraded for this new contract. We also have a a two-year contract with Petrobras for the SEAWAY HARRIER, which started in July 2001 and runs until July 2003. The contracts are for flowline lay, diving support and ROV services. We also operate a number of ROVs to provide construction and drilling support services, usually under long-term contracts.

NORTH AMERICA REGION

    Based in Houston, Texas and Port of Iberia, Louisiana, our North American regional business incorporates deepwater and shallow water pipelay and construction work, dayrate diving and ROV inspection, repair and maintenance work and the manufacture of sophisticated flanges and connectors for offshore construction and repair works. A significant number of contracts in this region are short-term construction, repair and maintenance projects. In 2001, we were awarded a large pipelay project for Gulfstream Natural Gas LLC for the installation of the Gulfstream natural gas transmission pipeline from Mississippi Sound to Tampa Bay, Florida. This project is now close to completion.

CORPORATE

    The Corporate segment includes activities that cannot be readily assigned to a specific business segment due to the provision of services to our entire company. These include the activities of SHL, a joint venture with a subsidiary of the Russian oil company Lukoil; NKT; Serimer Dasa, a contract welding services entity employed both onshore and offshore by pipelay contractors; and the Paragon companies, now incorporating Litwin, which provide engineering support particularly for large EPIC contracts. Also included in the Corporate segment are global assets including all construction support ships, ROVs and other deepsea assets that are used globally and therefore cannot be allocated to any specific region, as well as management and corporate services for the benefit of the entire company including the engineering, finance and legal departments.

    The net operating revenue for each of our business segments for each of the last three fiscal years is set forth under "Item 5. Operating and Financial Review and Prospects."

MARKET, SALES AND COMPETITION

CUSTOMERS

    In 2001, we had 166 customers worldwide, of which 36 were major national and international oil and gas companies. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. In 2001, TotalFinaElf accounted for 24% of our net operating revenue and Williams Gas accounted for 11% of our net operating revenue. In 2000, TotalFinaElf accounted for 24%, and Shell accounted for 10%, of our net operating revenue. During 2001 and 2000, our ten largest customers accounted for 76% and 67%, respectively, of our net operating revenue, and over that period seven customers, including BP, ChevronTexaco, Petrobras, Shell, Statoil, TotalFinaElf and Triton Energy (acquired in 2001 by Amerada
Hess) consistently numbered among our ten largest customers.

COMPETITION

    The offshore contracting business is highly competitive. The consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although we believe that customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. Our ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling its ships, we may from time to time be required to bid our ships in projects at lower margins depending on the prevailing contractual rates in a given region.

    We believe that we are one of only four companies capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in most of the range of services that we offer to our customers is limited to three main competitors, Technip-Coflexip, the Halliburton-DSND joint venture, now trading under the name "Subsea 7" and Saipem S.p.A. which has announced the imminent acquisition of another competitor, Bouygues Offshore. We are subject to intense competition from these offshore contractors. In North America, J. Ray McDermott Inc., Global
Industries Inc., Cal Dive International and Horizon Offshore Contractors Inc. also provide similar services to those that we provide. Additionally, these services are provided by J. Ray McDermott Inc. in Asia Pacific and the Middle East and by Global Industries Inc. in Asia Pacific and West Africa. However, we believe that these companies are not capable of operating in all the major oil and gas producing regions worldwide. We also compete with Allseas Marine Contractors and Heerema who operate in the worldwide market, providing trunkline and rigid pipelay services and heavy lifting services, respectively. We also face substantial competition from smaller regional competitors and less integrated providers of offshore services.

SEASONALITY

    Over the past three years, a substantial proportion of our revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in low levels of activity, although this is less apparent than in the past due to technological advances. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms in the

Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced.

SUPPLIES AND RAW MATERIALS

    We generally do not manufacture the components used in the offshore services that we provide, but rather supply, assemble and install equipment manufactured by others. We coordinate our procurement and supply activities on a regional basis with group level management overseeing the procurement and supply function for all of our operations.

    The majority of raw materials that we use have not been subject to significant price volatility; however, suppliers occasionally levy surcharges on materials to reflect the escalation of fuel prices. We do not believe that long-term contracts for the supply of materials are appropriate as there is often a long lead time from the bid to contract award date, which can expose us to price fluctuations in materials. We may be exposed to increased prices for raw materials on individual contracts. We actively challenge suppliers to offer competitive prices on materials by inviting bids for supply contracts and introducing new suppliers. Over the last year, our results have not been significantly affected by increased prices for raw materials.

INTELLECTUAL PROPERTY

    Under our intellectual property policy, we protect ourselves through patents, publications and other means available. Some of our operations are conducted under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, none of the operations conducted under patents held by us or under license agreements represents a significant percentage of our net operating revenue.

RESEARCH AND DEVELOPMENT

    We have a long history of innovation and the development of new technologies that have contributed significantly to the evolution of the offshore oil and gas industry. Particular strengths include our construction techniques, which include but are not limited to: deepwater pipeline laying and umbilicals, remote intervention technologies and automated welding systems.

    Two of our notable developments are currently being used extensively in water depth of 1,400 meters. These developments are our J-Lay tower on the SEAWAY POLARIS used to lay pipeline, which enables rigid pipe to be laid from the barge at a steep angle allowing for efficient pipelay, and MATIS-TM-, an automatic bolted flange connection system for deepwater pipeline spools. A deepwater pipeline spool is a length of pipe, typically between 20 and 100 meters in length that connects a subsea pipeline to a structure on the seabed. Our MATIS-TM- trademark is registered in the United Kingdom and Norway and is currently in the process of U.S. federal trademark registration.

    Serimer Dasa, our welding technology company, continues to improve welding procedures and equipment to meet the technical demands of both new steels and riser installation techniques. Among the research and development programs currently in progress are the development of high speed welding techniques for large diameter pipelines, the welding of high strength steels, the development of laser welding techniques and a number of studies relating to the fabrication and inspection of steel catenary risers.

    A major problem facing the offshore oil and gas industry is the repair of damaged pipelines in water depths that are too deep for divers. Such repairs must be made by robotic means, which is both time-consuming and costly. We are developing a number of solutions to this problem based on the MATIS-TM-tie-in equipment and the friction stitch welding process. The development of this process will offer significant advantages to subsea pipeline operators who will no longer be required to hold inventories of expensive repair connectors. If these technologies are developed successfully, we will be able to provide repair services to subsea pipeline customers quickly by using off-the-shelf flange connectors or friction stitch welding.

    Our current research and development program also includes elements of architecture of a field development, which includes but is not limited to different types of risers or flowline systems including insulation, coating, buoyancy and conditions monitoring to be offered to customers as part of their infrastructure to produce and transport hydrocarbons in deepwater.

    Our research and development activities are primarily customer and project specific development efforts that we undertake to tailor equipment and systems to the needs of a customer in connection with specific orders or projects. Order-related development amounts are paid by customers as part of the contract price.

OTHER MATTERS

SAFETY AND QUALITY ASSURANCE

    We maintain a stringent quality assurance program encompassing all areas of our operations in accordance with ISO 9001, an international standard established by the International Organization for Standardization to certify quality assurance systems. Each of our regional operations has dedicated safety and quality assurance staff who are responsible for overseeing the projects in that particular region. In addition, a quality assurance manager located in Aberdeen, Scotland formulates corporate quality assurance policies, and oversees the implementation and enforcement of such policies on a company-wide basis.

RISKS AND INSURANCE

    Our operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. We insure our assets at levels which our management believes reflect their current market value. Such assets include all capital items such as ships, major equipment and land-based property. The only assets not insured are those where the cost of such insurance would be disproportionate to their value. We believe our insurance should protect against, among other things, the cost of replacing our ships as a result of total or constructive total loss.

    Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We insure ourselves for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers compensation protection and pollution. Although there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, all such insurance is carried at levels of coverage and deductibles that we consider financially prudent. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

CLIENT FINANCIAL STANDING AND CREDIT RISK

    We believe we take appropriate measures to protect against the risk of our clients' inability to pay. Our clients range from global oil companies to medium-sized offshore operators and contractors and project consortiums. Generally, where the contract counterparty is a major oil company, we do not require any evidence of ability to pay and we rely on the credit of such company. Where the contract counterparty is a newly-formed project consortium or otherwise gives us reason to believe that we may be assuming some credit risk, we take steps to mitigate that risk. The specific steps we take vary according to the financial status of our clients. Where appropriate, we assist our client in obtaining project financing, but we do not require project financing to be in place in all cases before we execute a contract. Before starting work for smaller clients, we obtain credit agency references. Furthermore, we limit our risk of nonpayment by structuring our contract to provide for progress payments or payments based on milestones. Because our remuneration typically does not depend on the volume of oil or gas that our clients ultimately extract, our pre-contractual procedures do not include verification of recoverable reserves.

GOVERNMENT REGULATION

    Our business is subject to international conventions and governmental regulations that strictly regulate various aspects of our operations. The maritime laws and the diving, health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. In the North Sea, these regulations include established working hours and a specified working environment for divers, as well as standards for diving procedures, equipment and diver health. The North Sea standards are among the most stringent in the world. In the absence of any specific regulation in other geographic regions, we closely follow the standards set by the International Marine Contractor Association.

    Our operations in the United Kingdom are subject to a variety of employee and European community safety laws. The Health and Safety at Work Act of 1974, and regulations made thereunder, mandate general requirements for safe workplaces for all employees. Similar regulations apply in Norway, France and other European countries in which we operate.

    In the United States, we are subject to the jurisdiction of the U.S. Coast Guard, the National Transportation Safety Board and the U.S. Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards. The Customs Service is authorized to inspect vessels at will. The exploration and development of oil and gas properties located on the Outer Continental Shelf of the United States is regulated by the Minerals Management Service. Our U.S. operations are also affected by numerous federal, state, and local laws and regulations relating to safety and health of employees and protection of the environment including the Occupational Safety & Health Act of 1970, the Resource Conservation & Recovery Act of 1976, the Outer Continental Shelf Lands Act of 1953, the Federal Water Pollution Control Act of 1972, and the Oil Pollution Act of 1990.

    The International Maritime Organization recently made the regulations of the International Safety Management (ISM) Code mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and vessel certifications which is effective, unless extended by governmental authorities, on July 1, 2002. We believe that we are currently in compliance with these standards or will be in compliance in all relevant jurisdictions by the effective date.

    Compliance with current environmental, safety and other laws and regulations is an ordinary part of our business. These laws change frequently and, as an ordinary part of our business, we incur costs to maintain compliance with such laws. Although these costs have not had a material impact on our financial condition or results of operations in recent years, there can be no assurance that they will not have such an impact in the future. Moreover, although it is our objective to maintain compliance with all such laws and regulations applicable to us, there can be no assurance that we will avoid material costs, liabilities and penalties imposed as a result of governmental regulation in the future.

    In addition, we are required by various governmental and other regulatory agencies, including the agencies referred to above to obtain certain permits, licenses and certificates with respect to our equipment and operations. The kind of permits, licenses and certificates required in our operations depends upon a number of factors but are normally of a type required of all operators in a given jurisdiction. We believe that we have or can readily obtain all permits, licenses and certificates necessary to conduct our operations. Some countries require that we enter into joint venture or similar business arrangements with local individuals or businesses in order to conduct business in such countries.

    Our operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production operations and economics are affected by price control, tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect our operations and those of our customers.

INSPECTION BY A CLASSIFICATION SOCIETY AND DRYDOCKING

    The hull and machinery (including diving equipment) of most of our ships must be "classed" by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Certain of our ships are not required to be classed, but do comply with applicable regulations.

    Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-year intervals. A classed ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, we drydock our classed ships every second year during the winter off-season. Should any defect be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be "in class," and all of our major classed ships currently meet that condition.

    Our U.S. flagged ships that are U.S. Coast Guard inspected but not classed are drydocked twice during each five-year cycle. The intermediate drydocking is due between the end of the second and third years of the cycle. Our U.S. flagged Load Line only ships as well as the un-classed Panama and Honduras flagged ships are drydocked according to the same schedule for condition surveys as required by the respective national Load Line regulations. The annual topside safety and equipment surveys are very similar to and parallel the traditional class surveys.

SIGNIFICANT SUBSIDIARIES

    Our significant subsidiaries are set out in the table below.

COMPANY NAME                                             COUNTRY OF INCORPORATION   PERCENTAGE OF OWNERSHIP
-------------------------------------------------------  ------------------------   -----------------------

Stolt Offshore S.A.                                      France                               100%

Stolt Offshore Inc.                                      U.S.                                 100%

Stolt Offshore A/S                                       Norway                               100%

Class 3 Shipping Ltd.                                    Bermuda                              100%

Stolt Offshore B.V.                                      The Netherlands                      100%

Stolt Offshore Services S.A.                             France                               100%

Stolt Offshore S.A.                                      Brazil                               100%

Stolt Offshore Limited                                   United Kingdom                       100%

SCS Shipping Limited                                     Isle of Man                          100%

DESCRIPTION OF PROPERTY

MAJOR ASSETS

    The following table describes our major assets as of May 21, 2002:

                                                                                    LENGTH
                                                      YEAR BUILT/                   OVERALL
NAME                          CAPABILITIES           MAJOR UPGRADE        ROVS     (METERS)    OWNED/CHARTERED
----                     -----------------------  -------------------   --------   ---------   ----------------
CONSTRUCTION SUPPORT
  SHIPS
SEAWAY HARRIER.........  Subsea construction                     1985       1          84               Owned(1)
SEAWAY HAWK............  Subsea construction                     1978      --          93               Owned
SEAWAY OSPREY..........  Flexible flowline and         1984/1992/1996       2         102               Owned(1)
                         umbilical lay, accepts
                         coiled tubing,
                         straightener for
                         tubing, stern roller
SEAWAY EAGLE...........  Flexible flowline lay,                  1997       2         140               Owned(1)
                         multi-purpose subsea
                         construction
SEAWAY LEGEND..........  ROV and hardsuit diving            1985/1998       2          73               Owned
                         support, subsea
                         construction
DISCOVERY..............  Flexible flowline lay,                  1990       1         120           Chartered(2)
                         subsea construction
SEAWAY KINGFISHER......  Diverless inspection,              1990/1998       2          90           Chartered(3)
                         repair and maintenance
STEPHANITURM...........  Diving support, light         1978/1994/1995       1          73           Chartered(4)
                         construction
SEAWAY EXPLORER........  Trenching ship                          1984      --          80               Owned(1)

                                                                                    LENGTH
                                                      YEAR BUILT/                   OVERALL
NAME                          CAPABILITIES           MAJOR UPGRADE        ROVS     (METERS)    OWNED/CHARTERED
----                     -----------------------  -------------------   --------   ---------   ----------------
FLOWLINE LAY SHIPS
SEAWAY CONDOR..........  Flexible flowline and         1982/1994/1999       2         141               Owned(1)
                         umbilical lay, module
                         handling system,
                         trenching
SEAWAY FALCON..........  Rigid and flexible            1976/1995/1997       2         162               Owned(1)
                         flowline and umbilical
                         lay
SEAWAY POLARIS.........  Deepwater derrick/           1979/1991/1996/      --         137               Owned
                         pipelay barge                           1999
SEAWAY KESTREL.........  Rigid reel lay ship           1976/1991/1995      --          99               Owned(1)

SURVEY / IRM SHIPS
SEAWAY COMMANDER.......  Survey                        1967/1982/1988       2          75           Chartered(5)
SEAWAY DEFENDER........  ROV and hardsuit diving                 1976       1          67               Owned
                         support, subsea
                         construction
SEAWAY PIONEER.........  ROV and hardsuit diving            1966/1996       1          64               Owned
                         support, subsea
                         construction
SEAWAY INVINCIBLE......  ROV support, subsea                     1971      --          71               Owned
                         construction
SEAWAY ROVER...........  ROV support, subsea          1966/1972/1983/      --          71               Owned
                         construction                            1991
ELANG LAUT.............  Multi-role shallow                      1978      --          35               Owned
                         seismic/multibeam
                         survey and geotechnical
                         service ship
FAR SAGA...............  ROV support, subsea                     2001       2          89           Chartered(6)
                         construction
POLAR BJORN............  ROV support, subsea                     2001       2          90           Chartered(7)
                         construction
ERNEST SHACKLETON......  ROV support, subsea                     1999       2          80           Chartered(8)
                         construction

ANCHORED CONSTRUCTION &
  MAINTENANCE SHIPS
AMERICAN PRIDE.........  Four-point anchor                  1977/1992      --          59               Owned
                         system
AMERICAN                 Four-point anchor                       1974      --          64               Owned
  CONSTITUTION.........  system, saturation
                         diving, moonpool
AMERICAN EAGLE.........  Four-point anchor                       1976      --          50               Owned
                         system
AMERICAN INDEPENDENCE..  Four-point anchor                       1970      --          52               Owned
                         system
AMERICAN RECOVERY......  Tug, diving support                1965/1995      --          43               Owned
AMERICAN STAR..........  Four-point anchor                  1967/1998      --          53               Owned
                         system, saturation
                         diving
AMERICAN TRIUMPH.......  Four-point anchor                  1965/1997      --          53               Owned
                         system
AMERICAN VICTORY.......  Four-point anchor                  1976/1997      --          50               Owned
                         system
AMERICAN LIBERTY.......  Four-point anchor                       1974      --          33               Owned
                         system
PIPELINE SURVEYOR......  Diving support                     1965/1996      --          33               Owned
AMERICAN DIVER.........  Diving support                          1964      --          33               Owned

                                                                                    LENGTH
                                                      YEAR BUILT/                   OVERALL
NAME                          CAPABILITIES           MAJOR UPGRADE        ROVS     (METERS)    OWNED/CHARTERED
----                     -----------------------  -------------------   --------   ---------   ----------------
HEAVY LIFT SHIPS AND
  BARGES
STANISLAV YUDIN........  Heavy lift, 2,500-ton                   1985      --         183           Chartered(9)
                         crane
ANNETTE................  Pipelay barge, marine         1972/1989/1997      --          61               Owned
                         construction
ARWANA.................  Pipelay barge                           1998      --          70               Owned
JASAMARINE V (EX SIN     Flat top barge fitted                   1978      --          55               Owned
  THAI HIN IV).........  out for inshore diving/
                         construction
SEAWAY ORION...........  Pipelay barge                 1977/1984/1997      --          85               Owned
DLB 801................  Derrick lay barge             1978/1980/1989      --         107               Owned
LB 200.................  Pipelay barge                      1975/1996      --         168               Owned(1)

TUGS AND OTHER
GOLEK..................  Transport barge                    1983/1992      --          46               Owned
POLKA..................  River tug and anchor                    1971      --          12               Owned
                         handler
SEAWAY SABIA...........  Anchor Mooring support                  2002      --          37               Owned
DLB 1..................  Barge                                   1956      --          91               Owned

------------------------------

(1) Subject to mortgage under our current credit facilities.

(2) Chartered from Friary Ocean Surveyor NV through September 2002, with options to extend through 2011 and with options to purchase.

(3) Chartered from Kingfisher DA in which we have a 50% ownership, for five years starting in 1998, with 10 one-year options to extend through December 2013 and with options to purchase.

(4) Chartered from Horizon Offshore from March 1, 2000 through February 2003 with 2 one-year options to extend.

(5) Chartered from DSND Shipping A/S through December 2002.

(6) Chartered from Farstad Supply AS for five years beginning in 2002 with three one-year options to extend.

(7) Chartered from Polar Ship Investment AS for three years beginning in 2002.

(8) Chartered from Silverseas Shipping Limited for one year beginning in 2001 with four one-year options to extend.

(9) Chartered to SHL by a subsidiary of the ship's owner, Lukoil, through October 2004.

OTHER PROPERTIES

    As of April 30, 2002, we owned or held under long-term leases real estate property as described below:

                                                                            WORK OR STORAGE
                                                                               SPACE OR
                                                           OFFICE SPACE      LAND (SQUARE
                                                          (SQUARE METERS)       METERS)          STATUS
                                                          ---------------   ---------------   -------------
Aberdeen, Scotland......................................       6,028            102,793       Owned/Leased
Baku, Azerbaijan........................................          66                 --             Leased
Bergen, Norway..........................................         100                 --             Leased
Buenos Aires, Argentina.................................         100                 --             Leased
Cairo, Egypt............................................         250                 --             Leased
Dhahran, Saudi Arabia...................................         330                750             Leased
East Kalimantan, Indonesia..............................          --            190,267             Leased
Houston, Texas..........................................       5,156              2.971             Leased
Houston, Texas..........................................      10,105             15,633             Leased
Jakarta, Indonesia......................................         915                601             Leased
Kristiansund, Norway....................................         120                800             Leased
Lagos, Nigeria..........................................         200                 --             Leased
Lobito, Angola..........................................       5,945            554,431             Leased
Luanda, Angola..........................................          53                690             Leased
Macae City, Brazil......................................       1,286             20,300       Owned/Leased
Nanterre, France........................................      22,364                 --             Leased

                                                                            WORK OR STORAGE
                                                                               SPACE OR
                                                           OFFICE SPACE      LAND (SQUARE
                                                          (SQUARE METERS)       METERS)          STATUS
                                                          ---------------   ---------------   -------------
New Orleans, Louisiana..................................         305             56,658             Leased
Perth, Australia........................................       1,456              3,818             Leased
Port Gentil, Gabon......................................         305              5,070              Owned
Port of Fourchon, Louisiana.............................         650             74,240             Leased
Port of Iberia, Louisiana...............................       1,796             95,688             Leased
Rio de Janeiro, Brazil..................................         295                 --              Owned
Rotterdam, The Netherlands..............................          --              4,200             Leased
Rueil, France...........................................       5,235                 --             Leased
Sharjah, United Arab Emirates...........................       1,570              5,147             Leased
Singapore...............................................         928              4,606             Leased
Stavanger, Norway.......................................       7,721                562             Leased
Sunbury, England........................................         616                 --             Leased
Tananger, Norway........................................         250             18,200             Leased
Tchengue, Gabon.........................................       1,486             60,000             Leased
Teeside, England........................................          --             19,667             Leased
Tehran, Iran............................................         600                 --             Leased
Warri, Nigeria..........................................       1,765            222,582             Leased

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

    The information required by this item is incorporated by reference to the section of our Registration Statement on Form F-3 (File No. 333-86288) entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition," filed with the Securities and Exchange Commission on May 30, 2002.

RECENT DEVELOPMENTS

    For the first quarter of 2002, we reported a net profit of $0.2 million, or approximately a break-even result per share, on net operating revenue of $294.1 million, compared with a net loss of $15.5 million, or $0.18 per share, on net operating revenue of $191.1 million for the first quarter of 2001. The improvement primarily resulted from improved operating performance and the recovery of losses on the Girassol project recorded in 2001. These recoveries reflect the negotiation of variation orders in which our customer agreed to reimburse us for costs incurred in 2001. In May 2002, we and a joint venture partner were awarded the ChevronTexaco Sanha Bomboco project, a $660.0 million EPIC contract for the engineering, fabrication and installation of five offshore platforms in West Africa, the modification of three existing platforms and the installation of 100 kilometers of subsea pipelines in an average water depth of 100 meters. Our share of the project represents $240.0 million, of which we expect to recognize $15.0 million as revenue in 2002.

    In December 1999, we acquired ETPM from Vinci's predecessor, Groupe GTM. We paid $111.6 million in cash and 6,142,857 Class A Shares. On March 7, 2001, our Class A Shares, including the shares held by Vinci, were reclassified as Common Shares on a one-for-one basis. The purchase agreement effectively provided that in the event of a sale of Vinci's Stolt Offshore shares, Vinci would receive a minimum of $18.50 per share. In accordance with the terms of the purchase agreement, in May 2002 Stolt Offshore Investing Ltd. purchased all these shares from Vinci. The total payment for the shares of $113.6 million was made in two tranches: on May 3, 2002 Stolt Offshore Investing Ltd. paid a total of
$54.7 million, based on the then current market value per share; on May 14, 2002, we paid the remaining $58.9 million to Vinci pursuant to our obligation under the ETPM agreement to satisfy the guaranteed price. The latter payment reflected the difference between that aggregate market value paid by Stolt Offshore Investing Ltd. and the guaranteed aggregate price of $113.6 million. We incurred $110.0 million of debt for these purposes in May 2002, including
$65.0 million borrowed from SNSA and $45.0 million borrowed from banks under our credit facilities.

    On December 7, 1999, we acquired a 49% interest in the joint venture NKT. As partial consideration for the acquisition of our interest, we issued to NKT Holding 1,758,242 Class A Shares, which were reclassified as Common Shares in March 2001. In accordance with the terms of the purchase agreement for our joint venture interest, a group company purchased 249,621 Common Shares from NKT Holding at a guaranteed price of $13.65 per share for an aggregate price of $3.4 million in February 2002. These shares were later transferred to Stolt Offshore Investing Ltd.

    In April 2002, we filed a registration statement with the Securities and Exchange Commission for an offering of 8.0 million Common Shares. The Common Shares include 1,607,522 newly issued shares and 6,392,478 shares held by one of our indirect wholly owned subsidiaries following the repurchase of those shares from Vinci as described above.

    We intend to use the net proceeds from the sale of our Common Shares pursuant to the offering described above (including those received by our indirect, wholly owned subsidiary) to repay debt incurred to purchase Common Shares from Vinci that we issued in the ETPM acquisition and to settle the associated share price guarantees. We incurred $110.0 million of debt for these purposes in May 2002, including $65.0 million borrowed from SNSA and $45.0 million borrowed from banks under our exising credit facilities. We intend to apply the net proceeds of the offering first, to the repayment of debt owing to SNSA and then, if there are any remaining proceeds, to the repayment of bank debt.

    Under our $440 million Secured Multi-Currency Revolving Facility, we are required to maintain compliance with financial covenants including covenants relating to tangible net worth. Our compliance with these covenants will be measured on May 31, 2002, before the proceeds of the offering of Common Shares are received. If we were to prepare these financial covenant calculations on an actual basis, we expect that we would be out of compliance in respect of covenants relating to tangible net worth as we would be required to reduce our tangible net worth by $113.6 million for the purchase of the Common Shares from Vinci, but we are not able to increase tangible net worth by the proceeds from the sale of the Common Shares pursuant to the offering unless and until they are received. We have obtained consent from the banks participating in the facility to calculate the financial covenants on a pro forma basis so as account for the sale of Common Shares pursuant to the offering completed after May 31, 2002 as if the sale had taken place by May 31, 2002. When the covenant calculations are prepared on this basis, and assuming at least $20.0 million of net proceeds to us, we will be in compliance with the covenants under the facility. The bank consent is applicable through June 30, 2002. If we do not complete the Common Share offering by that date, we expect that we will no longer be in compliance with the tangible net worth covenants. At that time, we will have to either seek an extension of the time to complete the offering or we will have to seek an alternative source of funds. SNSA has assured us that, if necessary, it will exchange the $65.0 million of debt that we owe to SNSA for additional Common Shares based on the market price of such Common Shares. If this exchange is undertaken, we expect that we would be in compliance with the tangible net worth covenants at that time.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

    Stolt Offshore is a Luxembourg holding company and does not have officers as such. The following is a list of our Directors and persons employed by our subsidiaries who perform the indicated executive and administrative functions for the combined business of our subsidiaries:

NAME                                          AGE*     POSITION
----                                        --------   --------
Jacob Stolt-Nielsen.......................     70      Chairman of the Board of Directors
James B. Hurlock..........................     69      Director
Haakon Lorentzen..........................     47      Director
Fernand Poimboeuf.........................     69      Director
J. Frithjof Skouveroe.....................     58      Director
Niels G. Stolt-Nielsen....................     37      Director
                                                       Director and Chief Executive
Bernard Vossier...........................     57      Officer
Mark Woolveridge..........................     67      Director
Alan Brunnen..............................     41      Chief Operating Officer
Bruno Chabas..............................     37      Chief Financial Officer
Jean Coombes..............................     53      Director of Human Resources
Joel Leroux...............................     55      Director of Product Lines
Johan Rasmussen...........................     46      Group General Counsel

------------------------

*   As of May 02, 2002.

    Under the terms of our Articles of Incorporation, our Directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under the Articles, the Board must consist of not fewer than three Directors.

    Mr. Jacob Stolt-Nielsen has served as Chairman of the Board of Stolt Offshore S.A. since 1993. He is currently Chairman of the board of SNSA and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until November 2000. He founded Stolt-Nielsen Seaway AS in 1973. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is a Norwegian citizen.

    Mr. Hurlock was appointed a Director of Stolt Offshore in February 2002. He is a retired partner of the law firm of White & Case LLP and served as the Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd, which during the 1970s operated diver lock-out submarines and provided other services to the offshore industry. He holds a BA degree from Princeton University, a M.A. Jurisprudence from Oxford University and a J.D. from Harvard Law School. He is a U.S. citizen.

    Mr. Lorentzen was elected as a Director in May 2002. He is Managing Director of Lorentzen Empreendimentos SA of Rio de Janiero, a diversified holding company with investments in Aracrus Celulose SA, Cia Norsul Navegacao and a diversified IT portfolio. He is also a director of Aracrus Celulose, Ideiasnet, Advicenet, Intellibridge, CEAL and WWF Brazil. He holds a Bachelors Degree in Economics from Pontificia Universidade Catalica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. He is a resident of Brazil. He is a Norwegian citizen.

    Mr. Poimboeuf has been a Director since 1998. He has had a career of 33 years with Elf Aquitaine that included periods as Deputy General Manager in Gabon, Executive Vice President of Texagulf Inc. in Houston and General Manager in Angola. He graduated from the Ecole de Mines in Paris and specialized in Petroleum Engineering at the University of Texas. He is a French citizen.

    Mr. Skouveroe has been a Director since 1993. He is the Owner and Chairman of Concentus AS, a Norwegian/Swedish Industrial Group. He is also a member of the Board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange. He was Chairman of the Board and

Chief Executive Officer of Stolt-Nielsen Seaway A/S ("Seaway") from 1990 until it was acquired by SNSA in 1992. From 1985 to 1990 he was President and Second Vice Chairman of Seaway. From 1982 until 1985 he served as the President of Stolt-Nielsen Seaway Contracting AS, a predecessor to Seaway. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. He is a Norwegian citizen.

    Mr. Niels G. Stolt-Nielsen has been a Director since 1999.
Mr. Stolt-Nielsen has also served as a Director of SNSA since 1996. In November 2000, he was appointed to the position of Chief Executive Officer of SNSA. From 1996 until September 2001 he held the position of Chief Executive Officer, Stolt Sea Farm. He previously worked in Stolt Nielsen Tanker Group ("SNTG"). He is the son of Mr. Jacob Stolt-Nielsen. He graduated from Hofstra University in 1990 with a BS degree in Business and Finance. He is a Norwegian citizen.

    Mr. Vossier has been a Director since 2000 and has served as Chief Executive Officer of Stolt Offshore since May 1995. He previously served as Chief Operating Officer of Stolt Offshore from December 1994 to May 1995. He joined Comex in 1974 and has held numerous management positions in operations and marketing. He has a degree in General Mechanics from the Technical School of St. Vallier. He is a French citizen.

    Mr. Woolveridge has been a Director since 1993 and was elected Deputy Chairman on February 18, 2002. He held a number of positions with BP since 1968 and most recently served as the Chief Executive of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the United Kingdom and Norwegian sectors of the North Sea, and served on the board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. He is a British citizen.

    Mr. Brunnen was appointed Chief Operating Officer in February 1999. He joined Seaway in 1992 and was involved in managing several major projects prior to his appointment as Vice President, United Kingdom in 1995. Prior to his appointment as Chief Operating Officer, he held the position of Vice President, Organization and Process Development from February 15, 1998. He is a British citizen.

    Mr. Chabas was appointed Chief Financial Officer in June 1999. He joined Stolt Offshore in 1992, working first in business development project analysis in Aberdeen, then as General Manager of Sogetram and Deputy General Manager of our SEAME region. In 1997 he was put in charge of developing new markets in the Gulf of Mexico. He is a French citizen.

    Jean Coombes was appointed Director of Human resources on joining Stolt Offshore in March 2001. She has held various senior Human Resource Manager positions with BP Exploration, was the Human Resources Manager for Oryx UK Energy and was a partner in an independent human resource consultancy since 1997. She has an honors degree in Chemistry from Durham University and is a member of the Chartered Institute of Personnel and Development. She is a British citizen.

    Mr. Leroux was appointed Director of Product Lines in December 1999 following the acquisition of ETPM. He joined ETPM in 1972 and held several management positions with ETPM including Chief Operating Officer. He holds a degree in Mechanical Engineering from Ecole Nationale Superieure des Arts et Metiers. He is a French citizen.

    Mr. Rasmussen joined Seaway in 1988 as an in-house legal advisor and was promoted to the position of Group General Counsel in March 1996. Prior to joining Stolt Offshore, he served with a sub-division of the Norwegian Ministry of Defense and as a Deputy Judge. He is a Norwegian citizen.

COMPENSATION OF DIRECTORS AND OFFICERS

    As described above, Stolt Offshore does not have officers, but certain persons employed by our subsidiaries perform executive and administrative functions for the combined business of its subsidiaries. The aggregate annual compensation paid to the seven officers performing such executive functions for the group, for the fiscal year ended November 30, 2001, (including certain benefits) was $1,440,000. In addition, $100,000 was contributed on behalf of such officers to defined contribution pension plans. During 2001, our Directors who were affiliated with Stolt Offshore or a subsidiary of SNSA received no compensation for their services, as such, but received reimbursement of their out-of-pocket expenses. Each of our non-executive directors received an annual fee of $20,000 plus reimbursement of their out-of-pocket expenses in 2001. In addition, each of our non-executive directors who are members of the audit committee receive an annual fee of $5,000 and non-executive directors on the compensation committee receive an annual fee of $5,000.

INCENTIVE PLANS

    We have a Profit Sharing Plan which pays 10% of Stolt Offshore's net profit (after specified adjustments) to our officers and employees worldwide other than those covered by collective bargaining agreements. The determination of an employee's individual award is based on performance, salary and overall contribution to Stolt Offshore. The Profit Sharing Plan is administered by a Compensation Committee appointed by our Board of Directors. For the year ended November 30, 2001, no provision has been made for payment under the Profit Sharing Plan.

BOARD PRACTICES

COMMITTEES OF THE BOARD OF DIRECTORS

    The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee.

AUDIT COMMITTEE

    The Audit Committee, formed in 1993, meets regularly to review our audit practices and procedures, scope and adequacy of internal controls and related matters, our financial statements and to advise the Board on such matters. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of our auditors to review the scope of our auditors' engagement with respect to the audit of our financial statements and to review the recommendations of the auditors arising therefrom. The current members of the Audit Committee are Messrs. Woolveridge (Chairman), Poimboeuf, Skouveroe and Hurlock. In 2001, the Audit Committee was comprised of
Messrs. Woolveridge (Chairman), Poimboeuf and Skouveroe.

COMPENSATION COMMITTEE

    The Compensation Committee, formed in 1993, reviews and approves salaries for the executive officers, salary parameters for all other staff, profit sharing awards (if any, pursuant to our Profit Sharing Plan) and stock option awards under our Stock Option Plan. The current members of the Compensation Committee are Messrs. Jacob Stolt-Nielsen (Chairman), Chris Wright and Niels G. Stolt-Nielsen. In 2001, the Compensation Committee was comprised of
Messrs. Jacob Stolt-Nielsen (Chairman), Chris Wright (no longer a member of the Board of Directors) and Mr. Laborie.

SERVICE CONTRACTS

    No director has a service contract that provides for benefits upon termination.

EMPLOYEES

    Our workforce varies based on the workload at any particular time. The following table presents the year end breakdown of both permanent employees by geographic region for the last three financial years and temporary employees for the last financial year. A significant number of our offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiations in 2002. We believe that we maintain a good relationship with our employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

                                                         YEAR ENDED NOVEMBER 30,
                                              ---------------------------------------------
                                                2001        2001        2000        1999
                                              PERMANENT   TEMPORARY   PERMANENT   PERMANENT
                                              ---------   ---------   ---------   ---------
Asia Pacific................................      238         416         221         264
North America...............................      818         465         613         936
Norway......................................      718         140         679         584
SEAME.......................................      984         903         406         119
South America...............................      350          75         361         345
U.K.........................................      435         584         378         351
Corporate...................................      415          12          79          57
                                                -----       -----       -----       -----
Total.......................................    3,958       2,595       2,737       2,656
                                                =====       =====       =====       =====

    The increase in permanent employees is largely a result of the acquisition of Paragon in the Gulf of Mexico and Litwin in the SEAME Region, and the employment, on a permanent basis, of temporary employees in welding services in the SEAME region.

SHARE OWNERSHIP

    As of April 30, 2002, our Directors and executive officers as a group directly owned 425,573 of the Common Share equivalents. This represented approximately 0.6% of all outstanding Common Shares and 0.5% of total Common Share equivalents. No individual Director or executive officer owned more than 1% of the outstanding Common Shares. SNSA is the 100% owner of SNTG. As of May 15, 2002, a wholly owned subsidiary of SNSA owned 29,275,223 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 57% and a voting interest of approximately 65%. As of May 15, 2002, the Stolt-Nielsen family (including Jacob Stolt-Nielsen and Niels G. Stolt-Nielsen), directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.

    Our 1993 Stock Option Plan (the "Plan") covers 7.7 million shares represented by Common Shares, Class A Shares or any combination thereof not exceeding 7.7 million shares. Since March 7, 2001, all Class A Share options, when exercised, are automatically converted into Common Shares. We account for awards granted to directors and key employees under APB (Accounting Principles Board) Opinion 25, under which no compensation costs are recognized. Options may be granted under the Plan exercisable for periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. A Compensation Committee appointed by our Board of Directors administers the Plan. The Compensation Committee awards options based on the grantee's position in Stolt Offshore, degree of responsibility, seniority, contribution to Stolt Offshore and such other factors as it deems relevant under the circumstances.

    As of April 30, 2002, a total of 4,147,866 options exercisable for Common Shares had been issued. As of April 30, 2002, 3,133,382 options exercisable for Common Shares remain outstanding and 920,148 options over Common Shares are currently exercisable. Of the total remaining outstanding, options for 387,600 Common Shares and options for 300,000 Class A Shares have been granted to employees who are Directors and executive officers of Stolt Offshore. None of our Directors or executive officers hold options exercisable for shares representing more than 1% of outstanding Common Shares. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

                                                      WEIGHTED AVERAGE
                                      OPTIONS            REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE             OUTSTANDING       CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
-----------------------         -------------------   ----------------   ----------------   -----------   ----------------
                                                          (YEARS)              ($)                              ($)
COMMON SHARES
$13.56 - 16.58................              786,300           8.37            14.27           137,625           16.58
$7.82 - 11.12.................               16,000           9.43             9.58                --              --
$5.17 - 7.38..................              897,680           8.93             6.26           121,830            5.74
$2.71 - 3.00..................              110,000           3.36             2.77           110,000            2.77
                                -------------------      ---------            -----           -------         -------
Total.........................            1,809,980           8.35             9.55           369,455            8.90
                                ===================      =========            =====           =======         =======
CLASS A SHARES
$11.50 - 16.58................              109,750           6.34            16.03            77,813           16.26
$7.82 - 11.13.................            1,101,112           7.74            10.21           360,340           10.18
$5.17 - 7.38..................               61,290           4.54             5.74            61,290            5.74
$2.71 - 3.00..................               51,250           3.39             2.77            51,250            2.77
                                -------------------      ---------            -----           -------         -------
Total.........................            1,323,402           7.31            10.20           550,693            9.85
                                ===================      =========            =====           =======         =======
Total.........................            3,133,382                                           920,148
                                ===================                                           =======

    As part of the acquisition of Ceanic, holders of Ceanic shares were entitled to exercise all vested and one-third of their unvested Ceanic options or to convert any portion thereof to vested Stolt Offshore options. Their remaining two-thirds unvested Ceanic options were automatically converted to unvested Stolt Offshore options at the date of acquisition. As of April 30, 2002, a total of 1,026,372 options exercisable for Common Shares had been granted to our subsidiaries' employees. Options outstanding and options currently exercisable as of April 30, 2002, include 640,400 Common Shares and 564,754 Common Shares, respectively. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

                                                 WEIGHTED AVERAGE
                                     OPTIONS        REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
RANGE OF EXERCISE PRICE            OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
-----------------------            -----------   ----------------   ----------------   -----------   ----------------
                                                     (YEARS)              ($)                              ($)
COMMON SHARES
$7.82 - 11.20....................    527,871           5.08              10.75           464,781          10.76
$5.21 - 7.38.....................    112,529           5.51               6.42            99,973           6.43
                                     -------           ----              -----           -------          -----
Total............................    640,400           5.44               9.99           564,754           9.99
                                     =======           ====              =====           =======          =====

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

    Except as set forth below, we are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Stolt Offshore.

    Set forth below is information concerning the share ownership of all persons who owned beneficially 5% or more of the Common Share equivalents, as of May 15, 2002. The Class A Shares for comparative periods of 2000 and 1999 have been reclassified as Common Shares.

                                                                                                   PERCENTAGE OF
                                     NUMBER OF     PERCENTAGE OF     NUMBER OF     PERCENTAGE OF   ECONOMICALLY
                                   COMMON SHARES      COMMON          CLASS B         CLASS B       EQUIVALENT
NAME OF BENEFICIAL OWNER               OWNED       SHARES OWNED    SHARES OWNED*   SHARES OWNED    SHARES OWNED
------------------------           -------------   -------------   -------------   -------------   -------------
HOLDINGS AS AT MAY 15, 2002
SNTG.............................    29,275,223         57.3%       *17,000,000         100%            64.7%
Fidelity Management and Research
  Company........................   **2,157,000          3.9%                --          --              3.0%

HOLDINGS AS AT APRIL 30, 2001
SNTG.............................    29,275,233         41.7%       *17,000,000         100%            53.1%
Fidelity Management and Research
  Company........................   **5,684,346          8.1%                --          --              6.5%

HOLDINGS AS AT FEBRUARY 14, 2000
SNTG.............................     9,500,000         15.7%       *17,000,000         100%            34.2%
Fidelity Management and Research
  Company........................   **2,387,670          3.9%                --          --              3.1%

------------------------

* SNTG owns 34,000,000 Class B Shares, constituting 100% of that class. Each Class B Share represents one-half of the economic interest of one Common Share (with dividend and liquidation rights equivalent to one-half of a Common Share) and is convertible into Common Shares on a two-for-one basis at any time at the option of the holder. If the Class B Shares cease to be owned by SNTG or an affiliate of SNTG, such Class B Shares automatically convert into Common Shares on a two-for-one basis. In addition, if SNTG or an affiliate of SNTG shall own shares (whether Class B Shares or Common Shares) representing less than a majority of the combined voting power of the then-outstanding shares of Stolt Offshore, then the Class B Shares shall automatically convert into Common Shares on a two-for-one basis. Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, by simple majority vote with each share entitled to one vote, except for matters where Luxembourg Law provides for a greater or separate class vote. Specifically, Luxembourg law provides that any amendment to the Articles of Incorporation in respect of recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares if such class is adversely affected thereby, requires a quorum of 50% and a two-thirds affirmative vote of those shares of the affected class(es) present or represented at the meeting. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

** It should be noted that these shareholdings are compiled from data provided by third parties and accordingly we are not able to confirm the accuracy of these records at the given date. The numbers provided were compiled from returns filed as at March 22, 2002, adjusted for the repurchase of Common Shares held by Vinci by one of our indirect wholly owned subsidiaries on May 3rd 2002 and May 14th 2002.

    As of May 15, 2002, all of our 70,228,536 Common Shares were registered in the Verdipapirsentralen in the names of 545 shareholders. Excluding outstanding Common Shares registered in the name of the SNTG and outstanding Common Shares registered in the name of Citibank N.A. as depositary for the ADSs and treasury shares, held by a subsidiary of Stolt Offshore, it is estimated that the free float of Common Shares on the Oslo Stock Exchange is 14,502,193.

    As of May 15, 2002, there was a total of 21,008,363 ADSs registered in the names of 46 shareholders. Of the ADSs, 726,071 ADSs were registered in the names of 32 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold our ADSs in street name for individuals, we estimate the number of beneficial owners of ADSs is approximately 1,600. Excluding ADSs registered in the name of the Stolt-Nielsen Transportation Group Ltd. and treasury shares, held by a subsidiary of Stolt Offshore, it is estimated that the free float of ADSs on Nasdaq is 20,058,642.

RELATIONSHIP WITH SNSA

SHARE OWNERSHIP

    As of May 15, 2002, a wholly owned subsidiary of SNSA owned 29,275,223 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 57% and a voting interest of approximately 65%. As of May 15, 2002, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.

ARRANGEMENTS AND TRANSACTIONS WITH SNSA

    We and SNSA have developed a number of arrangements and engage in various transactions as affiliated companies. We believe that these arrangements and transactions, taken as a whole, are based on arm's length principles to accommodate our respective interests in a manner that is fair and beneficial to both parties. However, because of the scope of the various relationships between us and SNSA (and our respective subsidiaries), we cannot assure you that each of the agreements and transactions, if considered separately, has been or will be effected on terms no less favorable to us than could have been obtained from unaffiliated third parties.

    All material arrangements with SNSA are reviewed by the audit committee of our Board of Directors consisting of directors who are not employees or officers of either SNSA or Stolt Offshore and who are not related to the Stolt-Nielsen family. Existing material arrangements include agreements with an affiliate of SNSA under which the affiliate provides certain management, administrative, accounting, financial and other services to us. From time to time, some of our financing may be provided for or guaranteed by SNSA or its affiliates, and our continued access to such financing would depend on a number of factors, including compliance by SNSA or its affiliates with covenants in their financing arrangements.

    Pursuant to a corporate services agreement, SNSA supplies through its subsidiaries, financial, risk management, public relations and other services to us for an annual fee based on costs incurred in rendering those services. The fee is subject to negotiation and agreement between us and SNSA on an annual basis. The fees for 2001, 2000 and 1999 were approximately $3.7 million, $3.3 million and $2.5 million, respectively. The services agreement is automatically renewed for additional one-year terms unless we and SNSA are unable to agree on the annual fees payable. The services agreement may also be terminated by either party on the occurrence of certain events, including the other party's:

    - failure to pay amounts due under the services agreement within 15 days after notice;

    - breach of any material obligation under the services agreement and failure to cure any breach within 30 days after notice; and

    - bankruptcy or related proceedings.

INTERCOMPANY PAYMENTS

    Our payments to SNSA for the years 2001, 2000 and 1999 consisted of the following in millions:

                                                                 YEAR ENDED NOVEMBER 30,
                                                           ------------------------------------
                                                             2001          2000          1999
                                                           --------      --------      --------
Interest payments....................................        $0.4          $3.6         $10.4
Management services..................................        $3.7          $3.3         $ 2.5

    Short-term payables due to SNSA of $9.5 million as of November 30, 2001 (2000: $8.5 million) relate primarily to outstanding insurance premiums and management service charges.

    SNSA has provided us with a $65.0 million unsecured bridge loan to enable us to partially fund the purchase of 6,142,847 shares from Vinci. The loan is subordinated to our principal credit facility and bears interest at a rate of 4.75% per annum as well as an upfront fee of $65,000. Under the terms of the loan, repayment is to be made on the earlier of either the date of the receipt of the proceeds from the sale of our Common Shares, or August 2, 2002.

SERVICE MARK AGREEMENT

    We and SNSA are parties to an agreement under which we have been granted the right to use the Stolt name and logo, without payment of any royalty, so long as SNSA or its affiliates own more than one-third of our voting shares.

OTHER RELATED PARTY TRANSACTIONS

    Although this is no longer the practice, historically we have provided loans to our senior management for relocation expenses. As of May 15, 2002, there was a loan outstanding to a member of our senior management team for $229,000. Interest on this loan is 6.25%. The highest aggregate amount of loans outstanding to senior management at any time in the last three years was $363,000.

    In 2001, we made a payment of $50,000 for marketing services to a company in which one of our non-executive directors has a direct interest.

ITEM 8. FINANCIAL INFORMATION.

LEGAL PROCEEDINGS

    We are involved in legal proceedings from time to time incidental to the ordinary conduct of our business.

    Coflexip S.A. has commenced legal proceedings through the United Kingdom High Court against three of our subsidiaries claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the United Kingdom. Judgment was rendered on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed, and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. We applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system tower on SEAWAY FALCON, and the process by which the system lays flexible conduits, has been held to infringe Coflexip's patent in the United Kingdom. During 2001, Coflexip submitted an amended claim to damages claiming lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The claim is for approximately $89.0 million, up from approximately $14.0 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the SEAWAY FALCON was brought into United Kingdom waters. We estimate that the total claim will amount to approximately
$115.0 million. In the alternative, Coflexip claims a reasonable royalty for each act of infringement, interest and legal costs. Coflexip has not quantified this claim, but we expect that it will be considerably less than the claim to lost profits. We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, we have reserved $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the reserved amount is sufficient.

    In September 1999, we terminated our charter of the ship TOISA PUMA for default. We are currently in arbitration with the owners, who are contesting that the termination was wrongful. The arbitration has held that the ship was in breakdown, but the termination was nevertheless wrongful. We applied for leave to appeal the decision to the High Court, which has been denied. During 2001, the owner has quantified his claim to approximately $8.0 million. We have disputed the magnitude of this claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, we have a counterclaim related to the breakdown of the ship. In consultation with our advisers, we have assessed the range of possible outcomes for the resolution of damages with the upper amount being $8.0 million. We have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, we have provided in the financial statements an amount to cover the liability for damages which is at the lower amount of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

    Legal costs are expensed as incurred.

    Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that we may establish. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to those specifically referred to above. Although the final resolution of any such other matters could have a material effect on our operating results for a particular reporting period, we believe that they should not materially affect our consolidated financial position.

DIVIDEND POLICY

    We have never paid dividends on our share capital, and currently intend to retain any earnings for the future operation and growth of the business. The Board of Directors will review this policy from time to time in light of our earnings financial condition, prospects, tax considerations and foreign exchange rates. We will pay dividends, if any, in U.S. dollars.

SIGNIFICANT CHANGES

    Except as otherwise disclosed in this Report, there has been no material change in our financial position since November 30, 2001.

ITEM 9. THE OFFER AND LISTING

TRADING MARKETS

    Our Common Shares trade as ADSs in the United States on the Nasdaq National Market under the symbol "SOSA" and are listed in Norway on the Oslo Stock Exchange under the symbol "STO."

    The following table sets forth the high and low last reported sale prices for our ADSs reported on the Nasdaq National Market and the closing prices for our Common Shares reported on the Oslo Stock Exchange during the indicated periods.

                                                                                      COMMON SHARES
                                                                                        OSLO STOCK
                                                                 ADSS*                   EXCHANGE
                                                                 NASDAQ                 (NORWEGIAN
                                                             (U.S. DOLLARS)              KRONER)
                                                         ----------------------   ----------------------
                                                           HIGH          LOW        HIGH          LOW
                                                         --------      --------   --------      --------
ANNUAL HIGHS AND LOWS
1997...............................................        22.14          4.95     181.76         57.36
1998...............................................        24.42          7.88     178.09         61.00
1999...............................................        14.94          6.13     117.00         48.00
2000...............................................        16.38          9.13     150.00         85.50
2001...............................................        15.88          6.15     141.00         57.00
QUARTERLY HIGHS AND LOWS
Fiscal 2000
      Second Quarter...............................        16.38         11.88     146.00        105.00
      Third Quarter................................        15.56         13.07     139.00        112.00
      Fourth Quarter...............................        16.00          9.13     150.00         95.00
Fiscal 2001........................................        15.25          9.50     138.00         88.00
      Second Quarter...............................        15.88         12.69     141.00        117.00
      Third Quarter................................        14.65          8.46     137.00         80.00
      Fourth Quarter...............................         9.40          6.15      85.00         57.00
Fiscal 2002 First Quarter..........................        80.00         54.50       9.29          6.25
MONTHLY HIGHS AND LOWS
Fiscal 2001
      November.....................................         7.80          6.15      69.50         57.00
      December.....................................         9.00          6.25      79.00         54.50
Fiscal 2002
      January......................................         9.29          6.83      80.00         58.00
      February.....................................         7.12          6.55      64.00         58.00
      March........................................         8.48          6.80      72.00         60.00
      April........................................         9.17          8.40      80.00         73.00
      May (to May 23, 2002)........................         8.70          8.10      73.00         65.00

--------------------------

* Prior to March 7, 2001, Common Shares did not trade in the form of ADSs on the Nasdaq National Market, but traded as Common Shares. All share prices have been adjusted to reflect the two-for-one stock split completed on January 9, 1998, the Class A Share distribution on June 25, 1998 and the reclassification of Class A Shares to Common Shares on a one-for-one basis on March 7, 2001.

    The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail markups, markdowns or commissions, and may not represent actual transactions.

    On May 23, 2002, the last reported sale price of our ADSs on the Nasdaq National Market was $8.15 per ADS, and the closing price of our Common Shares on the Oslo Stock Exchange was NOK 65.00 per share.

    As of May 15, 2002, we had 63,836,058 shares outstanding, excluding an aggregate of 3,773,782 Common Shares reserved for issuance upon exercise of options outstanding as of May 15, 2002 and 3,906,218 additional Common Shares available for further grants under stock plans.

ITEM 10. ADDITIONAL INFORMATION.

ARTICLES OF INCORPORATION

    Stolt Offshore S.A. is a "Societe Anonyme Holding," organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. We were incorporated in Luxembourg in 1993 as the holding company for all of the Group's activities.

    Our registered office is located at 26, rue Louvigny, L-1946 Luxembourg and we are registered in the Companies' Register of the Luxembourg District Court under the designation "R.C. Luxembourg B 43172."

    Article 3 of our Articles of Incorporation sets forth our objects as a holding company, namely to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry. More generally, we may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which it will administer and exploit; we may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of Stolt Offshore or companies that are subsidiaries of or associated with or affiliated to Stolt Offshore; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

    Set forth below is a description of the material provisions of our Articles of Incorporation and the Luxembourg Company Law. The following summary is qualified by reference to the Articles of Incorporation and applicable Luxembourg law. The full text of the Articles of Incorporation is available at our registered office.

DIRECTORS

    Our Board of Directors is comprised of not less than three members, elected by a simple majority of our outstanding shares represented at a general meeting of shareholders for a period not exceeding six years and until their successors are elected. It is our customary practice that Directors are elected for terms of one year at the Annual General Meeting of Shareholders held each year in Luxembourg.

    Our Articles of Incorporation do not mandate the retirement of Directors under an age limit requirement. Our Articles of Incorporation do not require Board members to be shareholders in Stolt Offshore.

    Under Luxembourg law and our Articles of Incorporation, the members of the Board of Directors owe a duty of loyalty and care to Stolt Offshore. They must exercise the standard of care of a prudent and diligent business person.

    Our Articles of Incorporation provide that no transaction between Stolt Offshore and another party in which a Director serves as a director, officer or employee, will be invalidated solely for that reason. The Articles also provide that any Director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such Director's interest in any such transaction shall be reported at the next meeting of shareholders. A Director who owns less than 5% of our capital stock or of the other party whose transaction with us is being submitted to our Board of Directors for its approval is not subject to the provisions of this paragraph.

AUTHORIZED SHARES

    Our authorized share capital consists of:

    - 140,000,000 Common Shares, par value U.S. $2.00 per share; and

    - 34,000,000 Class B Shares, par value U.S. $2.00 per share.

    Pursuant to our Articles of Incorporation, and as required by Luxembourg law as presently in effect, authorized capital will automatically be reduced to the amount represented by outstanding shares on the fifth anniversary date of the publication of the most recent amendment of the Articles revising our authorized capital. Amendments amending our authorized capital were approved at an Extraordinary General Meeting held on March 6, 2001, and publication of such amendment in the OFFICIAL GAZETTE took place in October 2001. From time to time we take such steps that are required to continue the authorized capital in effect.

    The Board of Directors is authorized to issue additional Common Shares and Class B Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, are fully paid and non-assessable. All shares are freely transferable by the holder thereof.

    As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares for cash, unless the Articles of Incorporation provide otherwise. Our Articles authorize the Board of Directors to deny shareholders' preemptive rights for a period of five years and our Board of Directors has done so with respect to all authorized but unissued Common Shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends denying further such rights and such recommendation is approved by the shareholders. As a result, Common Shares will not be entitled to preemptive rights for a period of at least five years ending October 2006.

    In addition to the authorized Common Shares and Class B Shares set forth above, an additional 1,500,000 Class A Shares, par value U.S. $2.00 per share, have been authorized for the sole purpose of options granted under our existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class A Shares are set forth in the Articles of Incorporation. All such Class A Shares convert to Common Shares immediately upon issuance. Such authorized Class A Shares and all of the rights relating thereto shall expire, without further action, on December 31, 2009.

VOTING RIGHTS

    Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote. Under Luxembourg law, shareholder action can generally be taken by a simple majority of Common Shares and Class B Shares present or represented at a meeting, without regard to any minimum quorum requirements. Three exceptions to the law are (i) to amend the Articles which requires (x) a two-thirds vote of those Common Shares and Class B Shares present or represented, and (y) when the meeting is first convened, a quorum of 50% of the outstanding shares entitled to vote; (ii) to change the country of incorporation of Stolt Offshore to a country other than Luxembourg or to increase the contribution of the shareholders, which require the affirmative vote of 100% of the Common Shares and Class B Shares; and (iii) any action for which the Articles require more than a majority vote or a quorum. Luxembourg law further provides that a two-thirds majority vote of those shares present or represented and when the meeting is first convened, a quorum of 50% of such shares, of the outstanding Common Shares and Class B Shares, each voting and counted for quorum purposes as a separate class, is required to authorize any amendment to the

Articles in respect of a recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares if such class of shares is adversely affected thereby.

SHAREHOLDER MEETINGS AND NOTICE THEREOF

    Under the Articles, we are required to hold a general meeting of shareholders each year in Luxembourg. The meeting is normally convened in April. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand therefor by shareholders representing at least one-fifth of the outstanding shares entitled to vote thereat.

    The Articles require notice of any general meeting to be sent by first class mail, postage prepaid, to all shareholders at least twenty days prior to such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with us at our registered office in Luxembourg, or with any Director, at least five days before the meeting.

DIVIDENDS

    Under the Articles, holders of Common Shares and Class B Shares participate in all dividends, if any are declared, provided that, in the case of cash or property dividends, each Class B Share shall receive $0.005 per share for each $0.01 per share in cash or value paid on each Common Share. No dividend, in cash or property, may be paid separately on either class of shares. If share dividends are declared, holders of Common Shares will receive Common Shares and holders of Class B Shares will receive Class B Shares.

    Interim dividends can be declared up to three times in any fiscal year by the Board of Directors. Interim dividends can be paid, but only after the prior year's financial statements have been approved by the shareholders at a general meeting and any such interim dividend must be approved by our independent auditors. Final dividends are declared once a year at the annual general meeting of the shareholders. Interim and final dividends on Common Shares and Class B Shares can be paid out of earnings, retained and current, as well as paid in surplus.

    Luxembourg law authorizes the payment of stock dividends if sufficient surplus exists to provide for the related increase in stated capital or the par value of the shares issued in connection with any stock dividend.

    Luxembourg law requires that 5% of our unconsolidated net profit each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, as represented by the Common Shares and Class B Shares, after which no further allocations are required until further issuance of shares.

    The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all existing Common Shares and Class B Shares has heretofore been satisfied and appropriate allocations will be made to the legal reserve account at the time of each new issuance of Common Shares and Class B Shares.

LIQUIDATION PREFERENCE

    Under the Articles, in the event of a liquidation, all of our debts and obligations must first be paid, and thereafter all of our remaining assets are paid to the holders of Common Shares and Class B Shares, provided that each Class B Share shall receive $0.005 per share for each $0.01 per share in cash or value paid to each Common Share.

CONVERSION RIGHTS

    Class B Shares are convertible into Common Shares on a two-for-one basis, at any time at the option of the holders thereof. In addition, if SNTG or its affiliates dispose of Class B Shares to a third party, each Class B Share disposed of shall automatically convert into one-half of one Common Share. Furthermore, in the event that SNTG (or any entity controlling, controlled by or under common control with it) shall own shares (whether Class B Shares or Common Shares) representing less than a majority of the combined voting power of our then outstanding shares, then, without any action on the part of the holders thereof, each such Class B Share shall automatically convert into one-half of one Common Share.

RESTRICTIONS ON SHAREHOLDERS

    Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with "imminent and grave damage," which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions,

    (i) no U.S. Person (as defined in the Articles) shall own, directly or indirectly, more than 9.9% of our outstanding shares,

    (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and

   (iii) no person may own, directly or indirectly, more than 20% of our outstanding shares unless a majority of the Board shall have authorized such shareholding in advance.

    The Articles provide that the foregoing restrictions shall not apply to any person who was a shareholder as of March 10, 1993, or certain Affiliates or Associates (as such terms are defined in the Articles) of such person.

    In addition, the Board is authorized to restrict, reduce or prevent the ownership of our shares if it appears to the Board that such ownership may threaten us with "imminent and grave damage." Luxembourg company law does not provide a specific definition of imminent and grave damage, but instead leaves the interpretation of the phrase within the Board's discretion. We have been advised by Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of the phrase, but that situations involving hostile takeovers, adverse tax consequences or governmental sanctions are likely to be among the situations covered by such phrase.

    In order to enforce the foregoing restrictions, the Articles empower the Board to take certain remedial action including causing us: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on our Register of Shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares and (iv) upon the issuance of a notice, to require the sale of shares to us at the lesser of (A) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (B) the last quoted sale price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board may in its discretion pay the amount calculated under (B) in situations where (A) would otherwise apply and result in a lower purchase price, if the Board determines it equitable after taking into account specified factors); and to remove the name of any shareholder from the Register of Shareholders immediately after the close of business on the day the notice is issued and payment is made available. The foregoing defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

    There are no limitations currently imposed by Luxembourg law on the rights of non-resident Stolt Offshore shareholders to hold or vote their shares.

CHANGE IN CONTROL

    Except as described above, there are no provisions in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of Stolt Offshore and that would only operate with respect to a merger, acquisition or corporate restructure involving us or any of our subsidiaries.

MATERIAL CONTRACTS

    On September 22, 2000, we entered into a $440 million Secured Multi-Currency Revolving Loan Facility Agreement with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Baring LLC. The credit facility is a five year revolving credit facility which reduces to $385 million on August 31, 2002 and $330 million on August 31, 2003. The interest rate on outstanding debt is based on the ratio of our debt to earnings before interest, taxes, depreciation and amortization. The interest charge will range from 0.75% to 1.75% over LIBOR. Debt under the credit facility is secured by a first mortgage on certain of our ships and barges.

EXCHANGE CONTROLS

    We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that at the present time there are no exchange controls in existence in Luxembourg that would impact our operations or affect our ability to pay dividends to non-resident shareholders.

TAXATION

LUXEMBOURG TAXATION

    The following is intended only as a general summary of certain tax considerations affecting dividend payments by Stolt Offshore relevant to prospective investors in Stolt Offshore. It does not constitute and should not be construed to constitute legal or tax advice to any such investor. Prospective investors are therefore urged to consult their own tax advisers with respect to their particular circumstances. Double taxation treaties may contain rules affecting the description in this summary.

STOLT OFFSHORE

    Stolt Offshore is a holding company under the law of July 31, 1929 of Luxembourg and is eligible for the following taxation provided for by the decree of December 17, 1938. An annual tax on all amounts paid by Stolt Offshore on interest payments made on bonds or debentures issued by Stolt Offshore would be levied at the rate of 3% on such interest payments. Stolt Offshore has not and does not contemplate to issue bonds or debentures so that this tax on interest is unlikely to become relevant.

Additionally an annual tax on all amounts paid by Stolt Offshore as dividends and non-resident Directors' fees will be computed on the following basis:

    (i) 3% of the first 2,400,000 E or the equivalent thereof;

    (ii) 1.8% of the next 1,200,000 E; and

   (iii) 0.1% of any balance;

with a minimum annual tax of 48,000 E. These taxes are paid by Stolt Offshore. Since Stolt Offshore has not since its incorporation paid any dividends it has only been subject to the minimum annual tax.

    Subject to the foregoing, Stolt Offshore, as a Luxembourg holding company, is not liable under present Luxembourg law for any income tax, withholding tax, capital gains tax, estate or inheritance tax, or any other tax (except for a contribution tax of 1% on issues of share capital), calculated by references to its capital assets, or income.

SHAREHOLDERS

    Under present Luxembourg law, so long as Stolt Offshore maintains its status as a holding company, no income tax, withholding tax, capital gains tax, estate or inheritance tax is payable in Luxembourg by shareholders in respect of the Common Shares, expect for shareholders domiciled, resident (or, in certain circumstances, formerly resident) or having a permanent establishment in Luxembourg.

    Shareholders domiciled or resident in Luxembourg (expect holding companies) or who have a permanent establishment in Luxembourg with whom the holding of the Common Shares is effectively connected, have to include the dividend received in their taxable income during the relevant period.

    Physical persons domiciled or resident in Luxembourg are not subject to taxation of capital gains unless the disposal of the Common Shares preceded the acquisition or the disposal occurs within 6 months following the acquisition of the Common Shares. Physical persons domiciled or resident in Luxembourg who own more than 10% (the limit being 25% for those participations which had been acquired prior to fiscal year 2002 and disposed of at the latest during fiscal year 2007) of the issued Common Shares are liable to taxation on capital gains even after the 6 months holding and physical persons who were formerly residents or domiciled in Luxembourg will remain so liable during a period of 5 years after they have given up their domicile or residence in Luxembourg or their holding has been reduced below 10% (the limit being 25% for those participations which had been acquired prior to fiscal year 2002 and disposed of at the latest during fiscal year 2007) provided they had their domicile or residence in Luxembourg for more than 15 years.

    Income and capital gains on Common Shares which are included in the assets of a trade or business of a physical person domiciled or resident in Luxembourg or in the permanent establishment in Luxembourg of a non-resident and income and capital gains on Common Shares which are held by corporations (other than holding companies) will be included in the taxable income of the relevant taxpayers.

    There is no Luxembourg transfer duty or stamp tax applicable on sales acquisitions of the Common Shares.

U.S. FEDERAL INCOME TAXATION

    The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This description addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This description does not address tax considerations applicable to:

    - holders of Common Shares or ADSs that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities,

    - taxpayers that have elected to use mark-to-market accounting,

    - persons that received Common Shares or ADSs as compensation for the performance of services,

    - persons that will hold Common Shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes,

    - persons that have a "functional currency" other than the U.S. dollar, or

    - holders that own, or are deemed to own, 10% or more, by voting power or value, of the stock of Stolt Offshore.

    Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This description is based on:

    - the Internal Revenue Code of 1986, as amended, or the Code,

    - U.S. Treasury Regulations issued under the Code, and

    - judicial and administrative interpretations of the Code and regulations,

each as in effect and available on the date of this Report. This description is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

    For purposes of this description, a U.S. Holder is a beneficial owner of Common Shares or ADSs that, for U.S. federal income tax purposes, is:

    - citizen or resident of the United States,

    - a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia,

    - an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

    - a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and
      (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

    A Non-U.S. Holder is a beneficial owner, or, in the case of a partnership, a holder of Common Shares or ADSs that is not a U.S. Holder.

    We urge you to consult your own tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, owning or disposing of Common Shares or ADSs.

OWNERSHIP OF ADSS IN GENERAL

    For U.S. federal income tax purposes, a holder of ADSs generally will be treated as the owner of the Common Shares represented by such ADSs.

DISTRIBUTIONS

    If you are a U.S. Holder, the gross amount of any distribution by Stolt Offshore of cash or property, other than certain distributions, if any, of Common Shares distributed pro rata to all shareholders of Stolt Offshore, including holders of ADSs, with respect to Common Shares or ADSs will be includible in your income as dividend income to the extent such distributions are paid out of the current or accumulated earnings and profits of Stolt Offshore as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by Stolt Offshore exceeds Stolt Offshore's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the Common Shares or ADSs and thereafter as capital gain.

    Dividends received by you with respect to Common Shares or ADSs will be treated as foreign source income, which, if you are a U.S. Holder, may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by Stolt Offshore generally will constitute "passive income", or, in the case of certain U.S. Holders, "financial services income".

    Subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements", if you are a Non-U.S. Holder of Common Shares or ADSs, generally you will not be subject to U.S. federal income or withholding tax on dividends received on Common Shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the U.S.

SALE OR EXCHANGE OF COMMON SHARES OR ADSS

    If you are a U.S. Holder, you will generally recognize gain or loss on the sale or exchange of Common Shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the Common Shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income if your holding period for such Common Shares or ADSs exceeds one year and will be further reduced if your holding period exceeds five years. If you are a U.S. Holder, gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

    If you are a U.S. Holder, your initial tax basis of Common Shares will be the U.S. dollar value of the Norwegian kroner denominated purchase price determined on the date of purchase. If the Common Shares are treated as traded on an "established securities market," and you are a cash basis U.S. Holder (or, if you elect, an accrual basis U.S. Holder), you will determine the dollar value of the cost of such Common Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Norwegian kroners and the immediate use of that currency to purchase Common Shares generally will not result in taxable gain or loss for a U.S. Holder. If you are a U.S. Holder, the initial tax basis of the ADSs will be the U.S. dollar denominated purchase price determined on the date of purchase.

    With respect to the sale or exchange of Common Shares, the amount realized generally will be the U.S. dollar value of the payment received determined on
(1) the date of receipt of payment in the case of a cash basis U.S. Holder and
(2) the date of disposition in the case of an accrual basis U.S. Holder. If the Common Shares are treated as traded on an "established securities market," a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

    If you are a Non-U.S. Holder of Common Shares or ADSs, subject to the discussion below under "Backup Withholding Tax and Information Reporting Requirements", you will generally not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the U.S. or (2) if you are an individual Non-U.S. Holder, you are present in the U.S. for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING REQUIREMENTS

    U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADSs made within the U.S. to a holder of Common Shares or ADSs, other than an "exempt recipient", including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares or ADSs within the U.S. to a holder, other than an "exempt recipient", if you fail to furnish your correct taxpayer identification number or otherwise fail to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 30% for years 2002 and 2003, 29% for years 2004 and 2005, and 28% for years 2006 through 2010.

    The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of Common Shares or ADSs. We urge you to consult your own tax advisor concerning the tax consequences of your particular situation.

DOCUMENTS ON DISPLAY

    We are subject to the informational requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers and, in accordance with these requirements, we file reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

    You may read and copy any documents that we file with the Securities and Exchange Commission, including this Report and the related exhibits, without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the registration statement and the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

    Documents concerning Stolt Offshore that are referred to in this Report may be inspected at our principal executive offices, c/o Stolt Offshore M.S. Ltd, Dolphin House, Windmill Road, Sunbury-on-Thames TW16 7HT England.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

    We are exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, we enter into derivative instruments in accordance with our company policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposure being hedged. We do not hold or issue derivative instruments for trading purposes.

FOREIGN-EXCHANGE RISK MANAGEMENT

    Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdon, Norway, France and Brazil, and from our share of the local currency earnings in our operations in the United Kingdom, Norway and SEAME. We are also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities.

    Our currency rate exposure policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries.

INTEREST-RATE RISK MANAGEMENT

    Our exposure to third-party interest rate fluctuations result primarily from floating-rate, short-term lines of credit, as well as floating-rate, long-term revolving credit facilities tied to the London Interbank Offer Rate.

    We use a value-at-risk ("VAR") model to estimate the maximum potential loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates which uses a variance/covariance modeling technique. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level based on the average VAR amounts for the periods.

    The 95% confidence level signifies our degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency rates could move favorably. The VAR model assumes that all movements in these rates would be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely that we could experience losses such as these over an extended period of time. These amounts should not be considered to be projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

    The fair value losses shown in the table below have no impact on our results of operations or financial condition.

                                                                    VAR
                                                            -------------------
                                                             AS OF NOVEMBER 30
                                                            -------------------
                                                              2001       2000
                                                            --------   --------
                                                              ($ IN MILLIONS)
Interest rates............................................     0.4        1.3
Foreign exchange rates....................................     0.9        1.1

    The decrease in the potential fair value losses from 2000 to 2001 is a result of decreased interest rate deviation over the year.

    A discussion of our accounting policies for financial instruments is included in Note 2 to the Consolidated Financial Statements, and disclosure relating to the financial instruments is included in Note 23 to the Consolidated Financial Statements.

    Based on our overall interest rate exposures as of April 30, 2002, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations, or cash flows.

OTHER FINANCIAL INSTRUMENTS

    All of our derivative activities are over the counter instruments entered into with major financial credit institutions to hedge our committed exposures. Our derivative instruments are primarily standard foreign exchange forward contracts which subject us to a minimum level of exposure risk and have maturities of less than 18 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

    None.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

    None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

    On March 7, 2001, we reclassified our non-voting Class A Shares as Common Shares on a one-for-one basis. See "Introduction."

ITEM 15. RESERVED.

ITEM 16. RESERVED.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

    We have elected to provide financial statements for the fiscal year ended November 30, 2001 and the related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS.

    A.  CONSOLIDATED FINANCIAL STATEMENTS

        Report of Independent Public Accountants.

        Consolidated Statements of Operations for the fiscal years ended November 30, 2001, 2000 and 1999.

        Consolidated Balance Sheets as of November 30, 2001 and 2000.

        Consolidated Statements of Shareholders' Equity for the fiscal years ended November 30, 2001, 2000 and 1999.

        Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2001, 2000 and 1999.

        Notes to Consolidated Financial Statements.

    Our Consolidated Financial Statements and the report of Arthur Andersen, our independent public accountants, attached as an exhibit to this Report are incorporated herein by reference to our Consolidated Financial Statements contained in our Registration Statement on Form F-3 (File No. 333-86288) filed with the Securities and Exchange Commission on May 30, 2002.

    B.  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES

        Report of Independent Public Accountants

        Schedule II Valuation and Qualifying Accounts

ITEM 19. EXHIBITS.

         1.1            Amended and Restated Articles of Incorporation. Incorporated
                        by reference to Stolt Offshore's Annual Report on
                        Form 20-F, for the fiscal year ended November 30, 2000,
                        filed with the Securities and Exchange Commission on
                        May 30, 2001.

         2.1            Deposit Agreement among Stolt Offshore, Citibank, N.A., as
                        Depositary, and the holders and beneficial owners from time to time of American Depositary Shares. Incorporated by
                        reference to Stolt Offshore's Registration Statement on Form
                        F-6 filed with the Securities and Exchange Commission on
                        June 1, 1998.

         2.2            Form of American Depositary Receipt (included in Exhibit
                        2.1).

         4.1            Loan Facility Agreement, dated September 22, 2000, among
                        Stolt Comex Seaway Finance B.V., Stolt Offshore's Den norske
                        Bank ASA and the banks listed therein. Incorporated by
                        reference to Stolt Offshore's Annual Report on Form 20-F,
                        for the fiscal year ended November 30, 2000, filed with the
                        Securities and Exchange Commission on May 30, 2001.

         8.1 Significant subsidiaries as of the end of the year covered by this Report: see "Significant Subsidiaries" under "Item
                        4. Information on the Company."

        10.1            Consent of Arthur Andersen, Independent Public Accountants.

        10.2            Consent of Elvinger, Hoss & Prussen.

        10.3            Consolidated Financial Statements and report of Arthur
                        Andersen.

        10.4            Financial Statements of Mar Profundo Girassol as at the year ended December 31, 2001.

        10.5            Consent of Barbier Frinault & Associes S.A.

        99.1            Letter of Stolt Offshore S.A., addressed to the Securities and Exchange Commission, regarding representations to Stolt
                        Offshore S.A. by Arthur Andersen and Barbier Frinault and
                        Associes. Incorporated by reference to Exhibit 99.2 to
                        Amendment No. 1 to the Registration Statement on Form F-3
                        (File No. 333-86288) filed by Stolt Offshore.

                                   SIGNATURES

    The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                       STOLT OFFSHORE S.A.

                                                       By:  /s/ MARK WOOLVERIDGE
                                                            -----------------------------------------
                                                            Name: Mark Woolveridge
                                                            Title:  Deputy Chairman of the Board of
                                                                    Directors

                                                       By:  /s/ BRUNO CHABAS
                                                            -----------------------------------------
                                                            Name: Bruno Chabas
                                                            Title:  Chief Financial Officer

Date: May 30, 2002

               INDEX TO REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                          AND SUPPLEMENTARY SCHEDULES

                                                                PAGE
                                                                ----
Report of Independent Public Accountants....................    F-2

Supplementary Schedules
  Schedule II--Valuation and Qualifying Accounts............    F-3

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO STOLT OFFSHORE S.A.:

    We have audited in accordance with generally accepted auditing standards in the United States, the consolidated financial statements included in Stolt Offshore S.A.'s Annual Report to Shareholders incorporated by reference in this Form 20-F, and have issued our report thereon dated January 30, 2002. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedule listed in the Index on page F-1 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          ARTHUR ANDERSEN

/s/ ARTHUR ANDERSEN
Glasgow, United Kingdom

January 30, 2002

                                                                     SCHEDULE II

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                             (AMOUNTS IN THOUSANDS)

                                       BALANCE AT    CHARGED TO   WRITE-OFFS
                                      BEGINNING OF   COSTS AND    AGAINST THE    OTHER ADD    BALANCE AT END
                                         PERIOD       EXPENSES      RESERVE     (DEDUCT)(A)     OF PERIOD
                                      ------------   ----------   -----------   -----------   --------------
FOR THE YEAR ENDED NOVEMBER 30,
  1999:
Allowance for doubtful accounts.....     $ 4,705       $ 2,375       $  (895)     $    20        $ 6,205
Other...............................     $ 5,442       $ 2,001       $(3,914)     $   (12)       $ 3,517

FOR THE YEAR ENDED NOVEMBER 30,
  2000:
Allowance for doubtful accounts.....     $ 6,205       $ 3,076       $  (937)     $   (49)       $ 8,295
Other...............................     $ 3,517       $10,601       $(5,000)     $17,710(b)     $26,828

FOR THE YEAR ENDED NOVEMBER 30,
  2001:
Allowance for doubtful accounts.....     $ 8,295       $ 7,241       $(6,364)     $     4        $ 9,176
Other...............................     $26,828       $ 9,634       $(5,301)     $   172        $31,333

------------------------

(a) Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts (except as otherwise noted).

(b) The majority of this balance arises through the acquisition of ETPM S.A.