Form 20-F/A
period 2001-11-30
STOLT OFFSHORE S A
filed 2002-07-15
CIK 898685

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 2002.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                  FORM 20-F/A


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

                               Yes /X/    No / /
Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 / /    Item 18 /X/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


                                                                           PAGE
                                                                           ----
                                      PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers.......      2

ITEM 2.    Offer Statistics and Expected Timetable.....................      2

ITEM 3.    Key Information.............................................      2

           Selected Financial Data.....................................      2

           Risk Factors................................................      4

           Other Matters...............................................      9

ITEM 4.    Information on the Company..................................     10

           Overview....................................................     10

           History and Development of Stolt Offshore...................     12

           Capital Expenditures........................................     13

           Business Segments...........................................     13

           Market, Sales and Competition...............................     16

           Seasonality.................................................     16

           Supplies and Raw Materials..................................     17

           Intellectual Property.......................................     17

           Research and Development....................................     17

           Other Matters...............................................     18

           Significant Subsidiaries....................................     20

           Description of Property.....................................     21

ITEM 5.    Operating and Financial Review and Prospects................     23

           Recent Developments.........................................     37

ITEM 6.    Directors, Senior Management and Employees..................     37

           Directors and Senior Management.............................     37

           Compensation of Directors and Officers......................     39

           Incentive Plans.............................................     39

           Board Practices.............................................     39

           Employees...................................................     40

           Share Ownership.............................................     40

ITEM 7.    Major Shareholders and Related Party Transactions...........     42

           Relationship with SNSA......................................     43

           Other Related Party Transactions............................     44

ITEM 8.    Financial Information.......................................     44

           Legal Proceedings...........................................     44

           Dividend Policy.............................................     45

           Significant Changes.........................................     45

ITEM 9.    The Offer and Listing.......................................     46

           Trading Markets.............................................     46

                                                                           PAGE
                                                                           ----
ITEM 10.   Additional Information......................................     47

           Articles of Incorporation...................................     47

           Material Contracts..........................................     51

           Exchange Controls...........................................     51

           Taxation....................................................     51

           Ownership of ADSs in General................................     54

           Distributions...............................................     54

           Sale or Exchange of Common Shares or ADSs...................     54

           Backup Withholding Tax and Information Reporting
           Requirements................................................     55

           Documents on Display........................................     55

           Quantitative and Qualitative Disclosures about Market
ITEM 11.   Risk........................................................     56

           Foreign-Exchange Risk Management............................     56

           Interest-Rate Risk Management...............................     56

           Other Financial Instruments.................................     57

ITEM 12.   Description of Securities Other than Equity Securities......     57

                                     PART II

ITEM 13.   Defaults, Dividend Arrearages and Delinquencies.............     57

           Material Modifications to the Rights of Security Holders and
ITEM 14.   Use of Proceeds.............................................     57

ITEM 15.   Reserved....................................................     57

ITEM 16.   Reserved....................................................     57

                                    PART III

ITEM 17.   Financial Statements........................................     57

ITEM 18.   Financial Statements........................................     57

ITEM 19.   Exhibits....................................................     59

Index to Financial Statements..........................................    F-1

Independent Auditor's Report on Financial Statement Schedule...........    S-1

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


    As of May 31, 2002, we had outstanding 63,850,450 Common Shares and 34,000,000 Class B Shares, which are economically equivalent to 17,000,000 Common Shares and are all owned by Stolt-Nielsen S.A. ("SNSA"), giving a total of 80,850,450 Common Share equivalents.


                             BASIS OF PRESENTATION


    The consolidated financial statements, including the notes thereto, included in this Report (the "Consolidated Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States. The Consolidated Financial Statements include the accounts of all majority-owned companies over which we have operating control.


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

                                                                       YEAR ENDED NOVEMBER 30,
                                                         ----------------------------------------------------
                                                           2001       2000       1999       1998       1997
                                                         --------   --------   --------   --------   --------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)(A)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net operating revenue.................................   $1,255.9    $983.4     $640.7     $649.8     $431.1
Operating expenses....................................    1,161.6     930.0      568.3      540.9      353.4
Gross profit..........................................       94.4      53.4       72.4      108.9       77.7
Equity in net income of non-consolidated joint
  ventures............................................       11.7       5.8        5.2       14.8       12.2
Administrative and general expenses...................       64.0      60.9       51.8       45.9       31.4
Impairment of Comex trade name(b).....................       (7.9)       --         --         --         --
Restructuring charges(c)..............................         --      (3.3)      (1.6)        --       (4.2)
Net operating income (loss)...........................       34.1      (5.0)      24.2       77.8       54.3
Interest expense, net.................................       26.8      30.0       16.7        5.1        9.5
Other income (expense), net...........................        2.0      (0.7)       0.3       (0.5)       5.1
Income tax (provision) benefit........................      (20.6)      3.8        8.5      (17.5)     (11.1)
Minority interests....................................       (2.8)     (2.5)        --       (0.4)        --
Net (loss) income before cumulative effect of change
  in accounting policy................................      (14.2)    (34.4)      16.2       54.2       39.0
Cumulative effect of a change in accounting policy....         --        --         --        3.1         --
                                                         --------    ------     ------     ------     ------
Net (loss) income after cumulative effect of change in
  accounting policy...................................   $  (14.2)   $(34.4)    $ 16.2     $ 57.1     $ 39.0
Net (loss) income per Common Share and Common Share
  equivalent before cumulative effect of change in
  accounting policy(d)
  Basic...............................................      (0.16)    (0.44)      0.27       0.92       0.83
  Diluted.............................................      (0.16)    (0.44)      0.27       0.91       0.82
Net (loss) income per Common Share and Common Share
  equivalent after cumulative effect of change in
  accounting policy(d)
  Basic...............................................      (0.16)    (0.44)      0.27       0.97       0.83
  Diluted.............................................      (0.16)    (0.44)      0.27       0.96       0.82

                                                                       YEAR ENDED NOVEMBER 30,
                                                         ----------------------------------------------------
                                                           2001       2000       1999       1998       1997
                                                         --------   --------   --------   --------   --------
                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)(A)
Weighted average number of Common Shares and Common
  Share equivalents outstanding(d)
  Basic...............................................       87.2      78.8       59.1       59.0       47.0
  Diluted.............................................       87.2      78.8       59.5       60.0       47.6
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating activities.............   $    4.5    $ 58.2     $ 40.3     $103.7     $  2.9
Net cash used in investing activities.................      (71.2)   (160.6)     (75.8)    (328.2)    (101.3)
Net cash provided by financing activities.............       72.5     103.8       34.7      225.3      102.3
OTHER FINANCIAL DATA:
Depreciation and amortization.........................   $   91.8    $ 82.1     $ 56.1     $ 35.5     $ 25.5


                                                                  AS OF NOVEMBER 30,
                                                 ----------------------------------------------------
                                                   2001       2000       1999       1998       1997
                                                 --------   --------   --------   --------   --------
                                                                    (IN MILLIONS)
BALANCE SHEET DATA:
Current assets less current liabilities(e)....   $  101.8   $   16.5   $   82.4   $   70.1   $   79.1
Fixed assets, net.............................      779.5      803.4      436.1      408.8      244.4
Total assets..................................    1,560.3    1,402.8      843.4      877.0      457.4
Long-term debt, including current
  portion(f)..................................      358.7      292.5      200.7      221.2        2.6
Capital stock, including paid in surplus......      672.1      671.7      330.9      330.4      330.4
Shareholders' equity..........................      660.0      669.4      408.4      400.6      348.0

--------------------------

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



(e) Excludes current maturities of long-term debt and capital lease obligations and short-term debt due to affiliate.



(f) Includes capital lease obligations and long-term debt due to affiliate.

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

OUR BUSINESS COULD SUFFER AS A RESULT OF CURRENT OR FUTURE LITIGATION.


    We are subject to legal claims by customers, sub-contractors, employees, joint venture partners, government agencies and competitors. In particular, our competitor, Coflexip S.A., has commenced legal proceedings through the U.K. High Court against three of our subsidiaries claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the United Kingdom. Judgment was rendered on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. We have applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system tower on the SEAWAY FALCON, and the process by which the system lays flexible conduits, has been held to infringe Coflexip's patent in the United Kingdom. During 2001, Coflexip submitted an amended claim for damages claiming lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The claim is for approximately $89.0 million, up from approximately $14.0 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the SEAWAY FALCON was brought into U.K. waters. We estimate that the total claim will amount to approximately $115.0 million. In the alternative, Coflexip claims a reasonable royalty for each act of infringement, interest and legal costs. Coflexip has not quantified this claim, but we expect that it will be considerably less than the claim to lost profits. We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, ACCOUNTING FOR CONTINGENCIES, we have reserved $1.5 million in the financial statements, being the lower end of the range. The amount of damages is nevertheless uncertain, and no assurance can be given that the provided amount is sufficient. If the amount we are ultimately determined to owe, if any, is substantially more than we have currently reserved or if we increase the amount of the reserve for this claim, it could have a material adverse effect on our results of operations.

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

SNSA EXERCISES A CONTROLLING INFLUENCE OVER MATTERS REQUIRING SHAREHOLDER APPROVAL, WHICH COULD PREVENT A CHANGE OF CONTROL.


    As of May 31, 2002, a wholly owned subsidiary of SNSA owned 29,275,223 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 57% and a voting interest of approximately 65%. As of May 31, 2002, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.


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


OTHER MATTERS



    Our independent public accountant is the U.K. member firm ("AAUK") of Andersen Worldwide. On March 14, 2002, Andersen Worldwide's U.S. member firm, Arthur Andersen LLP, was indicted by the U.S. Department of Justice on federal obstruction of justice charges in connection with its alleged destruction of documents related to Enron Corp. On June 15, 2002, a jury convicted Arthur Andersen LLP on these charges. The SEC has announced that it will continue to accept financial statements audited by member firms of Andersen Worldwide until August 31, 2002, the date on which Arthur Andersen LLP intends to cease practicing before the SEC. Relief which may be available under the federal securities laws against auditing firms may not be available as a practical matter against AAUK should it cease to operate or be financially impaired.



    AAUK has entered into an agreement with the U.K. member firm of Deloitte & Touche. The agreement was approved by European Union competition authorities on July 1, 2002, and the transaction is expected to be completed within the next month. As a result of the transaction, partners and staff from AAUK will join the U.K. firm of Deloitte & Touche. However, under the agreement, Deloitte & Touche expressly does not intend to assume any obligations or liabilities that AAUK may have or may have incurred prior to completion of that agreement, and accordingly it may be more difficult for our shareholders to recover damages from AAUK if liability were to be established.



    We have agreed with AAUK that the firm will formally resign as our independent auditors on July 31, 2002. The reports of AAUK on our financial statements for the fiscal years ended November 30, 1999, 2000 and 2001 contained no adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles.



    The audit committee of our board of directors has recommended that Deloitte & Touche be appointed as our independent public accountants, and our board of directors is expected to make a final decision in August 2002. In addition, under Luxembourg law the decision to appoint new auditors is subject to the approval of our shareholders. We intend to hold an extraordinary general meeting of shareholders as soon as practicable after our board meeting.



    As an SEC registrant, we are required to file with the SEC annual financial statements audited by our independent public accountants. Our access to the capital markets and our ability to make timely SEC filings could be impaired once the SEC ceases to accept financial statements audited or reviewed by AAUK, or when AAUK becomes unable to make the required representations.

ITEM 4. INFORMATION ON THE COMPANY.

OVERVIEW


    We are one of the largest offshore services contractors in the world. We design, procure, build, install and service a range of offshore surface and subsurface infrastructure for the global oil and gas industry. We specialize in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments. Our revenues for the year ended November 30, 2001 were $1.3 billion, and our order backlog on June 15, 2002 was $1.6 billion, as compared to our order backlog of $1.7 billion at June 15, 2001. Of the June 15, 2002 backlog amount, we expect that $0.8 billion will be recognized as revenue in 2002 and $0.8 billion will not be filled in the current year.


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


    We are one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Our worldwide operations are managed through six regional offices. We employ approximately 500 conceptual and detailed design engineers worldwide. We have operated in more than 60 countries and currently operate in over 34 countries.


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

DESCRIPTION OF PROPERTY

MAJOR ASSETS


    The following table describes our major assets as of May 31, 2002:


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
                         construction

                                                                                    LENGTH
                                                      YEAR BUILT/                   OVERALL
NAME                          CAPABILITIES           MAJOR UPGRADE        ROVS     (METERS)    OWNED/CHARTERED
----                     -----------------------  -------------------   --------   ---------   ----------------
ANCHORED CONSTRUCTION &
  MAINTENANCE SHIPS
AMERICAN PRIDE.........  Four-point anchor                  1977/1992      --          59             Owned
                         system
AMERICAN                 Four-point anchor                       1974      --          64             Owned
  CONSTITUTION.........  system, saturation
                         diving, moonpool
AMERICAN EAGLE.........  Four-point anchor                       1976      --          50             Owned
                         system
AMERICAN INDEPENDENCE..  Four-point anchor                       1970      --          52             Owned
                         system
AMERICAN RECOVERY......  Tug, diving support                1965/1995      --          43             Owned
AMERICAN STAR..........  Four-point anchor                  1967/1998      --          53             Owned
                         system, saturation
                         diving
AMERICAN TRIUMPH.......  Four-point anchor                  1965/1997      --          53             Owned
                         system
AMERICAN VICTORY.......  Four-point anchor                  1976/1997      --          50             Owned
                         system
AMERICAN LIBERTY.......  Four-point anchor                       1974      --          33             Owned
                         system
PIPELINE SURVEYOR......  Diving support                     1965/1996      --          33             Owned
AMERICAN DIVER.........  Diving support                          1964      --          33             Owned

HEAVY LIFT SHIPS AND BARGES
STANISLAV YUDIN........  Heavy lift, 2,500-ton                   1985      --         183         Chartered(9)
                         crane
ANNETTE................  Pipelay barge, marine         1972/1989/1997      --          61             Owned
                         construction
ARWANA.................  Pipelay barge                           1998      --          70             Owned
JASAMARINE V (EX SIN     Flat top barge fitted                   1978      --          55             Owned
  THAI HIN IV).........  out for inshore diving/
                         construction
SEAWAY ORION...........  Pipelay barge                 1977/1984/1997      --          85             Owned
DLB 801................  Derrick lay barge             1978/1980/1989      --         107             Owned
LB 200.................  Pipelay barge                      1975/1996      --         168             Owned(1)
CBL 103................  Seagoing barge                1975/1985/1996      --          91             Owned

TUGS AND OTHER
GOLEK..................  Transport barge                    1983/1992      --          46             Owned
POLKA..................  River tug and anchor                    1971      --          12             Owned
                         handler
SEAWAY SABIA...........  Anchor Mooring support                  2002      --          37             Owned
DLB 1..................  Barge                                   1956      --          91             Owned


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

OTHER PROPERTIES

    As of April 30, 2002, we owned or held under long-term leases real estate property as described below:

                                                                            WORK OR STORAGE
                                                                               SPACE OR
                                                           OFFICE SPACE      LAND (SQUARE
                                                          (SQUARE METERS)       METERS)          STATUS
                                                          ---------------   ---------------   -------------
Aberdeen, Scotland......................................       6,028            102,793       Owned/Leased
Baku, Azerbaijan........................................          66                 --          Leased
Bergen, Norway..........................................         100                 --          Leased
Buenos Aires, Argentina.................................         100                 --          Leased

                                                                            WORK OR STORAGE
                                                                               SPACE OR
                                                           OFFICE SPACE      LAND (SQUARE
                                                          (SQUARE METERS)       METERS)          STATUS
                                                          ---------------   ---------------   -------------
Cairo, Egypt............................................         250                 --          Leased
Dhahran, Saudi Arabia...................................         330                750          Leased
East Kalimantan, Indonesia..............................          --            190,267          Leased
Houston, Texas..........................................       5,156              2.971          Leased
Houston, Texas..........................................      10,105             15,633          Leased
Jakarta, Indonesia......................................         915                601          Leased
Kristiansund, Norway....................................         120                800          Leased
Lagos, Nigeria..........................................         200                 --          Leased
Lobito, Angola..........................................       5,945            554,431          Leased
Luanda, Angola..........................................          53                690          Leased
Macae City, Brazil......................................       1,286             20,300       Owned/Leased
Nanterre, France........................................      22,364                 --          Leased
New Orleans, Louisiana..................................         305             56,658          Leased
Perth, Australia........................................       1,456              3,818          Leased
Port Gentil, Gabon......................................         305              5,070          Owned
Port of Fourchon, Louisiana.............................         650             74,240          Leased
Port of Iberia, Louisiana...............................       1,796             95,688          Leased
Rio de Janeiro, Brazil..................................         295                 --          Owned
Rotterdam, The Netherlands..............................          --              4,200          Leased
Rueil, France...........................................       5,235                 --          Leased
Sharjah, United Arab Emirates...........................       1,570              5,147          Leased
Singapore...............................................         928              4,606          Leased
Stavanger, Norway.......................................       7,721                562          Leased
Sunbury, England........................................         616                 --          Leased
Tananger, Norway........................................         250             18,200          Leased
Tchengue, Gabon.........................................       1,486             60,000          Leased
Teeside, England........................................          --             19,667          Leased
Tehran, Iran............................................         600                 --          Leased
Warri, Nigeria..........................................       1,765            222,582          Leased


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.



    We are one of the largest offshore services contractors in the world. We design, procure, build, install and service a range of offshore surface and subsurface infrastructure for the global oil and gas industry. We specialize in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments. Our revenues for the year ended November 30, 2001 were $1.3 billion, and our order backlog on June 15, 2002 was $1.6 billion, as compared to our order backlog of $1.7 billion at June 15, 2001. Of the June 15, 2002 backlog amount, we expect that $0.8 billion will be recognized as revenue in 2002 and $0.8 billion will not be filled in the current year.



    In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our Consolidated Financial Statements and the related notes thereto for fiscal years 2001, 2000 and 1999 included in this Report.



SHIP UTILIZATION



    The following table sets forth the average ship utilization by fiscal quarter for our fleets of dynamically positioned deepwater heavy construction ships, light construction and survey ships and trunklines, barges and anchor ships. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project-related work in a quarter by
87.5 days per quarter or

350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.



                                                                                UTILIZATION RATE
                                                              ----------------------------------------------------
                                                               QTR 1      QTR 2      QTR 3      QTR 4       YEAR
                                                              --------   --------   --------   --------   --------
Deepwater Heavy Construction Ships
2001........................................................     80%        85%        93%        94%        88%
2000........................................................     69%        74%        77%        93%        78%
1999........................................................     95%        92%        97%        75%        90%
Light Construction and Survey Ships
2001........................................................     43%        52%        85%        84%        66%
2000........................................................     36%        42%        64%        49%        48%
1999........................................................     64%        62%        67%        54%        62%
Trunklines, Barges and Anchor Ships
2001........................................................     34%        47%        66%        75%        56%
2000........................................................     31%        30%        36%        45%        35%
1999........................................................     33%        33%        55%        40%        40%



    Utilization of the deepwater heavy construction fleet in 2001 was higher than in 2000. This was a result of growth in demand in the North Sea, Gulf of Mexico and West Africa, particularly on the ship-intensive Girassol project. Utilization in 2000 was lower than in 1999, due in part to the non-availability of the SEAWAY CONDOR and low utilization of the SEAWAY POLARIS resulting from poor market conditions in the United Kingdom and North America. The poor market conditions in 2000 were more pronounced for the light construction and survey fleet and the trunkline, barges and anchor fleet.



    We expect the demand for our fleets to remain stable in 2002 due to a sustained level of demand in our main operating markets. The market growth in 2002 is primarily in West Africa in the form of large projects in which the procurement and engineering phases of those projects occupy the early years, having little or no impact on our fleet utilization.



RESULTS OF OPERATIONS



    The following table shows annual net operating revenue and income before tax (after minority interests) for each of our business segments for the past three fiscal years.



    The Asia Pacific region includes all activities east of the Indian sub-continent including Australasia; the North America region includes all activity in Canada, the United States and Central America; the Norway region includes all activities in Scandinavia and the Baltic states; the SEAME region covers activities in Southern Europe and Africa, India and the Middle East; the South America region includes activities in South America and the islands of the southern Atlantic Ocean; the U.K. region includes all activities in the United Kingdom, Ireland, Germany, Belgium, The Netherlands and the northern Atlantic Ocean.



    The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of Seaway Heavy Lifting Limited ("SHL"), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc ("Lukoil"); NKT; Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors; and Paragon Engineering Services, Inc. and Paragon Litwin S.A., both of which provide engineering services for the offshore oil and gas industry. Also included in the Corporate segment are assets which have global mobility including construction support ships, ROVs and other assets that are used globally and therefore cannot be attributed to any one region; and management and corporate services provided for the benefit of the whole group, including the engineering, finance and legal departments.

                                                                 YEAR ENDED NOVEMBER 30,
                                             ---------------------------------------------------------------
                                                    2001                  2000                  1999
                                             -------------------   -------------------   -------------------
                                                $          %          $          %          $          %
                                             --------   --------   --------   --------   --------   --------
                                                                     ($ IN MILLIONS)
NET OPERATING REVENUE
Asia Pacific region........................      39.4       3.2       40.5        4.1       42.7        6.7
North America region.......................     276.7      22.0      122.3       12.4      156.4       24.4
Norway region..............................     110.6       8.8      198.8       20.2      164.5       25.7
SEAME region...............................     520.2      41.4      444.9       45.2       57.1        8.9
South America region.......................      50.5       4.0       52.8        5.4       56.4        8.8
U.K. region................................     214.7      17.1      123.6       12.6      162.0       25.3
Corporate..................................      43.8       3.5        0.5        0.1        1.6        0.2
                                             --------    ------     ------     ------    -------     ------
    TOTAL..................................   1,255.9     100.0      983.4      100.0      640.7      100.0
                                             ========    ======     ======     ======    =======     ======

NET (LOSS) INCOME BEFORE TAX (AFTER
  MINORITY INTERESTS)
Asia Pacific region........................        --        --      (14.9)     (39.0)      (5.0)     (64.9)
North America region.......................     (36.2)   (565.6)     (21.2)     (55.5)      (6.1)     (79.2)
Norway region..............................      11.7     182.8        3.0        7.9       15.8      205.2
SEAME region...............................      24.5     382.8       20.1       52.6        3.4       44.1
South America region.......................       5.5      85.9        8.4       22.0        8.8      114.3
U.K. region................................       1.3      20.3       (9.2)     (24.1)       0.5        6.5
Corporate..................................      (0.4)     (6.2)     (24.4)     (63.9)      (9.7)    (126.0)
                                             --------    ------     ------     ------    -------     ------
    TOTAL..................................       6.4     100.0      (38.2)    (100.0)       7.7      100.0
                                             ========    ======     ======     ======    =======     ======



OVERALL



    Net operating revenue increased to $1,255.9 million in 2001 from $983.4 million in 2000 largely due to greater activity on major projects in the Gulf of Mexico and West Africa. During the year, the Girassol and Gulfstream projects suffered from project delays, cost overruns and delays in settling variation orders which negatively impacted our results. The project delays also tied up some of our major construction assets reducing our capacity to participate in the spot market which can be significant in the second half of the year. Despite these factors, the improved market conditions resulted in an improvement in the results before tax (after minority interests) from a loss of $38.2 million last year to a profit before tax (after minority interests) in 2001 of $6.4 million.



    In 2000, net operating revenue increased to $983.4 million from $640.7 million in 1999 largely as a result of the acquisition of ETPM; the majority of this increase was in West Africa. There were poor market conditions in the United Kingdom, North America and Asia Pacific and severe project delays in the North Sea in the first quarter due to adverse weather conditions. Poor project performance in the North Sea and Asia Pacific also had a significant negative impact on earnings. The poor market conditions together with the interest expense incurred on borrowings, which increased as a result of the ETPM acquisition, also contributed to a decrease in net income before tax (after minority interests) from $7.7 million in 1999 to net a loss before tax (after minority interests) of $38.2 million in 2000.



ASIA PACIFIC REGION



    In 2001, net operating revenue remained stable at $39.4 million compared to $40.5 million in 2000. We will continue to focus on our established core business of shallow water pipelay and diving work mostly in Indonesia until more of the planned deepwater developments for this region come to the market, but for 2002 it is likely that there will be a similar level of activity as seen in 2001.

    Net operating revenue decreased from $42.7 million in 1999 to $40.5 million in 2000. This was due to a slight deterioration in the market for ROVs and in the Indonesian market in general.



    In 2001, a break-even result compared to a net loss before tax (after minority interests) of $14.9 million in 2000. The improvement in 2001 was the result of efforts carried out in 2000 to reduce the local fixed cost structure and focus on the target niche market, and the poor performance in 2000 on two projects in Indonesia was not repeated.



    In 2000, the net loss before tax (after minority interests) of $14.9 million compared to a net loss before tax (after minority interests) of $5.0 million in 1999. This loss largely resulted from poor project performance on two projects in Indonesia where unexpected soil conditions made the trenching of two pipelines very difficult.



NORTH AMERICA REGION



    Net operating revenue increased from $122.3 million in 2000 to $276.7 million in 2001. Contrary to expectations, higher oil and gas prices did not result in improved margins during 2001, although they did increase the level of activity in the region with the pipelay project for Gulfstream National Gas LLC (a joint venture between Duke Energy and Williams Companies) contributing to this increase.



    Although there are a number of bids now coming into the market for larger field developments such as the BP Thunder Horse field, it is expected that the activity level in the Gulf of Mexico in 2002 will decrease compared to 2001 as the Gulfstream project is expected to be completed in the third quarter of 2002. It is also anticipated that there will be some slight strengthening of margins for local business in 2002.



    Net operating revenue decreased from $156.4 million in 1999 to $122.3 million in 2000. The year was disappointing due to the very poor market conditions in the Gulf of Mexico where activity levels were at a 30-year low due to the depressed price for oil and gas for most of 2000.



    Poor performance on the Gulfstream project resulted in an increased net loss before tax (after minority interests) in 2001 of $36.2 million compared to a net loss before tax (after minority interests) in 2000 of $21.2 million. Margins on other activity in the Gulf of Mexico have been increased by cost reduction actions in 2000 and exiting non-profitable businesses. In 2000, poor market conditions resulted in a net loss before tax (after minority interests) of $21.2 million, which compared to a net loss before tax (after minority interests) in 1999 of $6.1 million.



NORWAY REGION



    Net operating revenue in 2001 was $110.6 million compared to $198.8 million in 2000. The decrease was due to the absence of any major pipelay projects. In general, the market in Norway in 2002 will be similar to 2001 although the market for inspection, maintenance and repair work on producing fields is one that continues to grow throughout the North Sea. As a result, a strong profit performance is anticipated in 2002.



    Net operating revenue in 2000 was $198.8 million compared to $164.5 million in 1999. The increase in 2000 was due to improvements in the market for ROV services and additional projects undertaken as a result of the ETPM acquisition.



    Net income before tax (after minority interests) in 2001 was $11.7 million compared to a net income before tax (after minority interests) of $3.0 million in 2000. This improvement was largely due to the good performance on subsea construction projects.



    Net income before tax (after minority interests) in 2000 was $3.0 million compared to $15.8 million in 1999. This decrease was largely the result of project delays caused by adverse weather conditions early in the year, which resulted in a negative adjustment to our expected profitability on the Halfdan project, offset by a favorable revision on the Shell Draugen contract resulting from additional variation order income.



SEAME REGION



    Net operating revenue has increased to $520.2 million in 2001 compared to $444.9 million in 2000. This increase is largely the result of the Girassol project in Angola and traditional pipelay contracts on offshore projects in Nigeria.



    We expect the offshore market in West Africa to more than double in 2002. Several new large field developments are expected to be awarded to subsea contractors in 2002 including the ChevronTexaco Agbami project, the ExxonMobil Ehra project and the TotalFinaElf Dahlia project. We have bid on, or expect to bid on several of these projects, but there is no guarantee that they will be awarded to us or, if any project is awarded to us, that we will generate revenue in 2002 from such projects. In May 2002, we and a joint venture partner were awarded the ChevronTexaco Sanha Bomboco project, a $660.0 million EPIC contract for the engineering, fabrication and installation of five offshore platforms in West Africa, the modification of three existing platforms and the installation of 100 kilometers of subsea pipelines in an average water depth of 100 meters. Our share of the project represents $240.0 million, of which we expect to recognize $15.0 million as revenue in 2002.



    Net operating revenue in 2000 of $444.9 million compared favorably to net operating revenue in 1999 of $57.1 million. The increase was due to the acquisition of ETPM, which has the majority of its activities in the SEAME region.



    Net income before tax (after minority interests) was $24.5 million in 2001 compared to $20.1 million in 2000 and $3.4 million in 1999. The increase in 2001 is due to successful progress on several major turnkey projects, notably Amenam, Hyundai South Pars and Triton La Ceiba. The increase also includes a favorable adjustment to the Girassol project of $2.4 million, reflecting successful negotiations with subcontractors which lowered our costs.



    Net income before tax (after minority interests) in 2000 was $20.1 million compared to $3.4 million in 1999. The low net income in 2000, and particularly in 1999, reflect high procurement content and winter contracts undertaken at lower margins than would have been achieved during the summer in order to prevent vessels lying idle.



SOUTH AMERICA REGION



    Net operating revenue was down slightly at $50.5 million in 2001, compared to $52.8 million in 2000 and $56.4 million in 1999. The reduction in net operating revenue was due primarily to the expiry in early 2001 of a long-term diving contract in Argentina.



    Revenue in 2002 is likely to stay flat although there are some new construction projects starting to emerge, such as the Bijupera and Salema fields for Enterprise Oil plc and the Roncador and Albacora Leste fields for Petrobras. It is not expected that these projects will have any effect before 2003.



    Revenue in 2000 was impacted by the currency devaluation in Brazil, where some of our revenues are in local currency, partially offset by compensation from Petrobras under the contract and savings on local costs, which are also denominated in local currency.



    Net income before tax (after minority interests) for 2001 of $5.5 million was a reduction from $8.4 million in 2000 and $8.8 million in 1999. The fall in profitability was due to the expiry of the Argentina diving contract.

U.K. REGION



    Net operating revenue in 2001 was $214.7 million, compared to $123.6 million in 2000. The increase in revenue is due to the improved market conditions in the region. The market for 2002 in the U.K. region is expected to remain similar to 2001.



    In 2000, revenue decreased from $162.0 million in 1999 to $123.6 million in 2000. This was entirely due to the poor market conditions in the region resulting from a slow recovery after a period of low oil prices and consolidation among our customers whose capital expenditure plans were delayed as a result.



    The net income before tax (after minority interests) of $1.3 million was an improvement compared to the net loss before tax (after minority interests) of $9.2 million in 2000. The increased market activity and the better asset utilization largely explains this improvement.



    The net loss before tax (after minority interests) of $9.2 million in 2000 deteriorated from net income before tax (after minority interests) of $0.5 million in 1999 largely due to the reduced market activity in the region, which reduced margins and impaired asset utilization. The 2000 loss also includes the impact of negative adjustment to the Wintershall contract due to unexpectedly adverse soil conditions, which delayed trenching operations and adversely affected our expected profitability on the contract.



CORPORATE



    Corporate items represent activities that are not directly attributable to specific regions. This item includes revenues generated by our specialist engineering and welding subsidiaries in respect of work performed for third parties. The net residual costs incurred centrally are also included, net of amounts charged to other group businesses.



    Net operating revenue in 2001 amounted to $43.8 million compared to $0.5 million in 2000 and $1.6 million in 1999. The increase largely results from the acquisition of Paragon Engineering Services, Inc. and Ingerop Litwin, a Paris-based engineering company.



    Net loss before tax (after minority interests) for 2001 was $0.4 million compared to losses of $24.4 million in 2000 and $9.7 million in 1999. Certain expenditures are incurred centrally on behalf of all of our business segments, including interest and ship-owning costs. These costs are recovered from the regional operations based upon their expected pro rata utilization of shared company resources and assets. The losses primarily result from interest expense and asset utilization costs which were not billed to the regions.



DEPRECIATION AND AMORTIZATION



    Depreciation and amortization in 2001 was $91.8 million, compared to $82.1 million in 2000. The increase was due to a larger fixed asset base and the writedown of certain small assets. Amortization of the goodwill arising on the acquisition of Ceanic amounted to $5.0 million in 2001.



    Depreciation and amortization in 2000 of $82.1 million compared to $56.1 million in 1999. This increase was due largely to the assets acquired with ETPM. Amortization of the goodwill on Ceanic amounted to $5.0 million in 2000.



EQUITY IN NET INCOME OF NON-CONSOLIDATED JOINT VENTURES



    Equity in net income of non-consolidated joint ventures in 2001 was $11.7 million, compared to $5.8 million in 2000 and $5.2 million in 1999. The increase in 2001 was largely due to the successful year for joint venture operations in the North Sea.

    The increase in 2000 over 1999 was largely due to the Mar Profundo Girassol joint venture that is included in the SEAME region.



ADMINISTRATIVE AND GENERAL EXPENSES



    Administrative and general expenses in 2001 were $64.0 million, compared to $60.9 million and $51.8 million in 2000 and 1999, respectively. The increase in 2001 was largely due to the acquisitions of Paragon and Litwin.



    The increase in 2000 over 1999 was largely due to the full year effect of the ETPM acquisition.



IMPAIRMENT AND RESTRUCTURING CHARGES



    In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, we determined that the value of the former Comex trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-down of the trade name.



    During 2000, following the acquisition of ETPM, we implemented a reorganization plan to remove duplicate capacity in the U.K. and SEAME regions. The costs associated with closing ETPM's United Kingdom offices were $1.0 million after tax, and were capitalized as adjustments to the purchase price of ETPM. A further $0.9 million was incurred for redundancies in the United Kingdom. In France, redundancy costs of $1.7 million were incurred to close our Marseille office. Finally, costs of $0.7 million were incurred to integrate systems and standardize processes across our enlarged operations. All redundancy, integration and lease costs have been fully paid, and there is no outstanding provision for such costs at November 30, 2001.



NON-OPERATING (EXPENSE) INCOME



    NET INTEREST EXPENSE



    In 2001, net interest expense decreased to $26.8 million from $30.0 million in 2000. This decrease was due primarily to reductions in interest rates during the year.



    In 2000, net interest expense increased to $30.0 million from $16.7 million in 1999. This increase resulted primarily from the acquisition of ETPM, which was partly debt financed.



    OTHER INCOME, NET



    In 2001, we recognized other non-operating income of $2.3 million. This primarily related to a gain of $1.2 million on the sale of the assets of Hard Suits Inc., a specialized diving company.



INCOME TAX PROVISION (BENEFIT)



    We recorded a net tax charge of $20.6 million in 2001, compared to a net tax benefit of $3.8 million in 2000, and a net tax benefit in 1999 of $8.5 million.



    In 2001, the tax charge largely resulted from withholding taxes imposed by tax authorities in certain territories in West Africa which had higher revenue in 2001 than in previous years. Additionally, in the current year, we did not recognize a net deferred tax asset for the losses in the North America Region as had been done in previous years.



    Partially offsetting these items was the release of a portion of the deferred tax liability for accelerated United Kingdom shipping allowances as a result of the United Kingdom shipping companies electing to join the United Kingdom tonnage tax regime.

    The tax credit in 2000 largely resulted from poor results in the North Sea and North America where deferred tax assets were recognized.



    The tax credit in 1999 mainly resulted from the disappointing year in the North America region, where substantial pre-tax losses were recognized.



SHARE CAPITAL AND EARNINGS PER SHARE



    On March 7, 2001, our non-voting Class A Shares were reclassified as Common Shares on a one-for-one basis. The objective of the reclassification was to create a simplified and more transparent share capital structure to give all shareholders a vote on all matters and to increase the liquidity of the Common Share public float by approximately 50%.



    As a result of this reclassification, we had outstanding 70.2 million Common Shares and 34.0 million Class B Shares (which are economically equivalent to 17.0 million Common Shares and are all owned by SNSA) for a total of
87.2 million Common Share equivalents. The reclassification did not change the underlying economic interests of existing shareholders or the number of shares used for earnings per share purposes.



SHARE REPURCHASES



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



    In December 1999, we acquired ETPM from Vinci's predecessor, Groupe GTM. The total consideration for this acquisition, including debt assumed, was approximately $350.0 million, funded partly by cash and partly by the issuance of 6,142,857 Class A Shares. On March 7, 2001, our Class A Shares, including the shares held by Vinci, were reclassified as Common Shares on a one-for-one basis. The purchase agreement effectively provided that in the event of a sale of Vinci's Stolt Offshore shares, Vinci would receive a minimum of $18.50 per share. In accordance with the terms of the purchase agreement, in May 2002 Stolt Offshore Investing Ltd. purchased all these shares from Vinci. The total payment for the shares of $113.6 million was made in two tranches: on May 3, 2002 Stolt Offshore Investing Ltd. paid a total of $54.7 million, based on the then current market value per share; on May 14, 2002, we paid the remaining $58.9 million to Vinci pursuant to our obligation under the ETPM agreement to satisfy the guaranteed price. The latter payment reflected the difference between that aggregate market value paid by Stolt Offshore Investing Ltd. and the guaranteed aggregate price of $113.6 million. We incurred $110.0 million of debt for these purposes in May 2002, including $65.0 million borrowed from SNSA and $45.0 million borrowed from banks under our credit facilities.



LIQUIDITY AND CAPITAL RESOURCES



    Our primary liquidity needs are to fund working capital, capital expenditures and drydock costs. Our principal sources of funds have been cash generated from operations, borrowings from commercial banks and SNSA and the issuance of share capital.



    Our principal credit facility is a $440 million Secured Multi-Currency Revolving Facility (referred to as the "Secured Credit Facility") with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC.

    The Secured Credit Facility was entered into on September 22, 2000, and is a five-year revolving credit facility which reduces to $385 million on August 31, 2002 and $330 million on August 31, 2003. The interest rate on outstanding debt is based on the ratio of our debt to earnings before interest, taxes, depreciation and amortization. The interest charge will range from 0.75% to 1.75% over the London InterBank Offer Rate, commonly known as LIBOR. Debt under the Secured Credit Facility is secured by a first mortgage on certain of our ships and barges.



    As of November 30, 2001, we had available bank facilities of $485.9 million, of which $340.2 million were utilized. As of April 30, 2002, we had available bank facilities of $485.9 million of which $370.0 million were utilized. Of the bank facilities utilized, all $370.0 million was classified as long-term debt.



    Net cash provided by operating activities was $4.5 million during 2001 compared to $58.2 million in 2000. Improved operating performance in 2001 was largely offset by a build up in working capital, particularly unbilled receivables from customers, where under the terms of the contract, invoices cannot yet be raised. Average accounts receivable increased to 125 days at November 30, 2001 from 111 days at November 30, 2000. Accounts payable days of 134 days at November 30, 2001 compared to 131 days in 2000.



    Net cash provided by operating activities during 2000 was $58.2 million compared to $40.3 million in 1999. Average accounts receivable days outstanding decreased slightly to 111 days at November 30, 2000 from 113 days at November 30, 1999. Average accounts payable days outstanding of 131 days at November 30, 2000 compared to 91 days in 1999.



    The other year to year fluctuations in cash from operating activities are due to fluctuations in net operating income as discussed under "--Results of Operations."



    Net cash used in investing activities in 2001 was $71.2 million compared to $160.6 million in 2000. In 2001, the acquisition of Paragon and Litwin accounted for $0.1 million, net of cash acquired, $62.9 million was used to purchase fixed assets, $26.1 million was paid in respect of investments in non-consolidated joint ventures and dividends of $12.2 million were received from non-consolidated joint ventures.



    Net cash used in investing activities in 2000 was $160.6 million compared to $75.8 million in 1999. In 2000, $111.2 million, net of cash acquired, was paid to acquire ETPM and 49% of NKT, $61.7 million was used to purchase fixed assets and $6.9 million was paid in respect of investments in joint ventures. Partially offsetting these expenditures was $19.2 million for the proceeds from the sale of fixed assets. Net cash used in investing activities in 1999 was $75.8 million. The $90.9 million paid to purchase fixed assets was partially offset by dividends from joint ventures of $11.6 million and proceeds from sales of fixed assets of $2.8 million.



    Net cash provided by financing activities in 2001 was $72.5 million, compared to $103.8 million in 2000 and $34.7 million in 1999. In 2001, this was composed of an increase in long-term debt of $70.0 million, a $3.3 million additional drawdown on short-term facilities, a $2.6 million decrease of restricted cash and a $3.8 million repayment of capital lease obligations. In 2000, net cash provided by financing activities mainly comprised the proceeds of $199.8 million from the issuance of 19,775,223 Class A Shares for further investment from SNSA; a net increase in long-term debt of $14.4 million was offset by the $104.3 million repayment of short-term facilities most of which were assumed through the acquisition of ETPM; the $5.4 million repayment of capital lease obligations; and a $2.6 million increase in restricted cash. In 1999, the net cash provided by financing activities mainly comprised an increase in long-term debt of $32.6 million, $5.6 million additional drawdown on short-term facilities, $1.0 million increase of restricted cash and $3.1 million repayment of capital lease obligations.

    In February 2002, one of our group companies purchased 249,621 shares from NKT for an aggregate purchase price of $3.4 million. In May 2002, our indirect wholly owned subsidiary, Stolt Offshore Investing Ltd., purchased 6,142,847 of our Common Shares from Vinci. The aggregate purchase price that Stolt Offshore Investing Ltd. paid for the Common Shares and the payment that we made in settlement of the associated minimum share price guarantee was $113.6 million. We incurred $110.0 million of debt for these purposes in May 2002, including $65.0 million borrowed from SNSA and $45.0 million borrowed from banks under our Secured Credit Facility. This purchase was treated as a reduction in shareholders' equity. Under the Secured Credit Facility, we are required to maintain compliance with financial covenants, including covenants relating to tangible net worth. Our compliance with these covenants was measured as at May 31, 2002. If we had prepared these financial covenant calculations on an actual basis, we would have been out of compliance in respect of a financial covenant relating to tangible net worth as we would have been required to reduce our tangible net worth by $113.6 million for the purchase of the Common Shares from Vinci, but we would not have been able to increase tangible net worth by the proceeds from the sale of the Common Shares that we planned to offer pursuant to a registration statement filed with the Securities and Exchange Commission in April 2002, unless and until those proceeds were received. We obtained consent from the banks participating in the Secured Credit Facility to calculate the financial covenants on a pro forma basis so as account for the sale of Common Shares pursuant to the offering as if the sale had taken place by May 31, 2002. When the covenant calculations were prepared on this basis, and assuming at least $20.0 million of net proceeds to us, we were in compliance with the covenants under the facility. The bank consent was applicable through June 30, 2002. On June 24, 2002, we determined to postpone the public offering of our Common Shares due to unfavorable market conditions. On June 26, 2002, SNSA enchanged $24.0 million of debt that we owed to SNSA for 3.0 million Common Shares at an exchange price of $8.00 per share. This exchange brought us into compliance with the tangible net worth covenants of the Secured Credit Facility.



    During 2002, we expect to make capital expenditures of approximately
$42.1 million of which approximately $15.1 million was committed at November 30, 2001. In January 2002, we exercised the early purchase option on a hire purchase arrangement for two barges for $23.6 million. Expected debt service is $25.1 million for the year 2002. Based on the current level of activity, cash provided from operations is expected to be approximately
$112.0 million, which results in a funding requirement for the expenditures discussed above of approximately $116.0 million. This funding requirement will be met through the use of existing credit facilities, the exchange of $24.0 million of debt for equity with SNSA and bank commitments to provide a new $100.0 million revolving credit facility.



    The following table sets forth our contractual obligations and other commercial commitments as at November 30, 2001:



                                                                         LESS
                                                                         THAN       1-3        4-5      AFTER 5
                                                             TOTAL      1 YEAR     YEARS      YEARS      YEARS
                                                            --------   --------   --------   --------   --------
                                                                                    ($ IN MILLIONS)
CONTRACTUAL OBLIGATIONS
Long-term debt............................................   335.0         --        5.0      330.0         --
Capital lease obligations.................................    23.7       23.7         --         --         --
Operating leases..........................................   103.6       25.8       38.4       25.1       14.3
    Total.................................................   462.3       49.5       43.4      355.1       14.3
OTHER COMMERCIAL COMMITMENTS
Performance guarantees....................................   418.2      263.3       99.0       44.5       11.4



    We have an outstanding guarantee in favor of NKT Holdings guaranteeing that 879,121 Common Shares in Stolt Offshore paid as part consideration when we acquired 49% of NKT can be sold for a minimum of $15.30 per share. This guarantee expires on December 7, 2002. The guarantee will apply to any Common Shares held by NKT Holdings on December 7, 2002 and is subject to the conditions that the average closing price of the Common Shares during the twenty days immediately preceding

December 7, 2002 is less than $15.30 per share, and that the price of the Common Shares not having been $16.30 or more during any period of twenty-five consecutive trading days since December 7, 1999. We have an option to organize the sale of the shares which are subject to this guarantee.



MULTI-CURRENCY ACTIVITIES



    Our reporting currency is the U.S. dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME and South American regions. In the Norway and U.K. regions, the functional currencies are the Norwegian kroner and the British pound, respectively.



    We enter into forward exchange and options contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures. We do not engage in currency speculation.



MARKET RISK



    We are exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, we enter into derivative instruments to hedge currency exposures in accordance with our policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposures being hedged. We do not hold or issue derivative instruments for trading purposes.



CURRENCY RATE AND INTEREST RATE EXPOSURE



    Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in the United Kingdom, Norway and SEAME. We are also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities.



    Our currency rate exposure policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries.



    Our exposure to third-party interest rate fluctuations results primarily from floating-rate short-term lines of credit as well as floating-rate long-term revolving credit facilities tied into LIBOR.



    We use a value-at-risk ("VAR") model to estimate the maximum potential loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates, which uses a variance/covariance modeling technique. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.



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

    The fair value losses shown in the table below have no impact on our results or financial condition.



                                                              VAR
                                                      --------------------
                                                       AS OF NOVEMBER 30
                                                      --------------------
                                                        2001        2000
                                                      --------    --------
                                                        ($ IN MILLIONS)
Interest rates....................................       0.4         1.3
Foreign exchange rates............................       0.9         1.1



    A discussion of our accounting policies for financial instruments is included in Note 2 to the Consolidated Financial Statements, and disclosure relating to the financial instruments is included in Note 23 to the Consolidated Financial Statements.



CRITICAL ACCOUNTING POLICIES



    Our significant accounting policies are described in Notes 2 and 10 to the Consolidated Financial Statements. We believe that the following policies are the critical accounting policies as they may involve a high degree of judgment and complexity.



REVENUE RECOGNITION



    A significant portion of our revenue is derived from long-term contracts and is recognized using the percentage-of-completion accounting method. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of estimated physical completion. Management reviews these estimates monthly and revenue and gross profit are recognized each period unless the stage of completion is insufficient to enable a reasonably certain forecast of revenue to be established. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. These changes may be significant depending on the size of the project or the adjustment. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes known.



    A major portion of our revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue only after agreement from the customers has been reached on the scope of work and fees to be charged. Variation orders often arise during the life of a contract and estimated revenues and costs are adjusted for change orders that have been approved as to scope and fees.



    The net effect on net (loss) income of significant revisions to contract estimates was $2.4 million, $(10.7) million and $0.0 million in 2001, 2000 and 1999, respectively. The net effect of these revisions on net (loss) income per share was $0.03, $(0.14) and $0.0 in 2001, 2000 and 1999, respectively.



    In 2001, the positive adjustment resulted from improvements on the Girassol project reflecting successful negotiations with subcontractors. In 2000, the reasons for the negative revisions were operational and related to unexpected physical conditions encountered during the execution of the contracts. Cost overruns were incurred on two contracts in the North Sea, one due to adverse weather conditions and the other due to adverse soil conditions which delayed trenching operations. This was offset by a favorable revision in another project, resulting from the agreement of additional variation orders during the year.

RECOGNITION OF PROVISIONS FOR LEGAL CLAIMS, SUITS AND COMPLAINTS



    In the ordinary course of business, we are subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies" if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. Our results may be adversely affected if the provision proves not to be sufficient. The notable legal claims made against us are discussed fully in Note 22 to the Consolidated Financial Statements and are summarized below.



    Coflexip S.A. has commenced legal proceedings through the United Kingdom High Court against three of our subsidiaries claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the United Kingdom. Judgment was rendered on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed, and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. We applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system tower on SEAWAY FALCON and the process by which this system lays flexible conduits, has been held to infringe Coflexip's patent in the United Kingdom. During 2001, Coflexip submitted an amended claim for damages claiming lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The claim is for approximately $89.0 million, up from approximately $14.0 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the SEAWAY FALCON was brought into U.K. waters. We estimate that the total claim will amount to approximately $115.0 million. In the alternative, Coflexip claims a reasonable royalty for each act of infringement, interest and legal costs. Coflexip has not quantified this claim, but we expect that it will be considerably less than the claim to lost profits. We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, we have reserved $1.5 million in the financial statements, this being the lower end of the range.



    In September 1999, we terminated our charter of the ship, TOISA PUMA, for default. We are currently in arbitration with the owners, who are contesting that the termination was wrongful. During 2001, the owner has quantified his claim to approximately $8.0 million. We have disputed the magnitude of the claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, we have a counterclaim related to the breakdown of the ship. In consultation with our advisers, we have assessed the range of possible outcomes for the resolution of damages with the upper amount being $8.0 million. We have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, we have reserved $2.0 million in the financial statements, an amount to cover the liability for damages which is at the lower end of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.



INCOME TAXES



    We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" which requires that the deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that the deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

    As at November 30, 2001 and 2000, we had deferred tax assets in excess of deferred tax liabilities of $52.0 million and $7.9 million, respectively. For the reasons cited below, as at November 30, 2001, management determined that it is more likely than not that $13.0 million and $13.7 million, respectively, of such assets will be realized, resulting in a valuation allowance of $57.1 million and $21.0 million, respectively. We evaluate quarterly the realizability of our deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factor used to assess the likelihood of realization is our forecast of future taxable income. Factors that may affect our ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in sales or margins or loss of market share.



IMPLEMENTATION OF SFAS NO. 133



    Effective December 1, 2000, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. The impact of adopting this standard on December 1, 2000 was to increase forward contract liabilities by $4.9 million and forward contract assets by $2.7 million, with an offsetting amount of $2.2 million recorded in other comprehensive income.



IMPACT OF NEW ACCOUNTING STANDARDS



    In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001 and eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with determinable useful lives will continue to be amortized. The amortization provisions apply to goodwill and to other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. We will adopt SFAS No. 142 for the fiscal year commencing December 1, 2002 which will require us to cease amortization of our remaining net goodwill balance and perform an impairment test of our existing goodwill based on a fair value concept. We have not determined the impact that these statements will have on goodwill and other intangible assets or whether a cumulative effect adjustment will be required upon adoption to reflect the impairment of previously recognized goodwill and other intangible assets.



    In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Changes in the liability for an asset retirement due to the passage of time shall be recognized as an increase in the carrying amount of the liability and as an operating expense in the statement of operations. SFAS
No. 143 is effective for fiscal years beginning after June 15, 2002. We do not anticipate that adoption of SFAS No. 143 will have a material impact on our results of operations or our financial position.



    In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of by sale that is consistent with the fundamental provisions of SFAS No. 121. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. We currently have no plans to dispose of any operations and, accordingly, do not anticipate that adoption of SFAS
No. 144 will have a material impact on our results of operations or our financial position.

    In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." The principal change is that gains or losses from extinguishment of debt which are classified as extraordinary items by SFAS No. 4 will no longer be classified as such. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002, although early application of the statement related to the rescission of SFAS No. 4 is encouraged. We plan to adopt SFAS No. 145 for the fiscal year ending November 30, 2003.


RECENT DEVELOPMENTS


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



    On June 24, 2002, we determined to postpone the public offering of our Common Shares due to unfavorable market conditions. On June 26, 2002, we exchanged with SNSA $24.0 million principal amount of outstanding debt owing by us to SNSA for 3.0 million Common Shares at an exchange price of $8.00 per share.



    We have agreed with AAUK that the firm will formally resign as our independent auditors on July 31, 2002. Our board of directors is expected to decide upon the selection of new auditors in August 2002, which will be subject to the approval of our shareholders. See "Item 3. Key Information--Other Matters."


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

SHARE OWNERSHIP


    As of April 30, 2002, our Directors and executive officers as a group directly owned 425,573 of the Common Share equivalents. This represented approximately 0.6% of all outstanding Common Shares and 0.5% of total Common Share equivalents. No individual Director or executive officer owned more than 1% of the outstanding Common Shares. SNSA is the 100% owner of SNTG. As of May 31, 2002, a wholly owned subsidiary of SNSA owned 29,275,223 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 57% and a voting interest of approximately 65%. As of May 31, 2002, the Stolt-Nielsen family (including Jacob Stolt-Nielsen and Niels G. Stolt-Nielsen), directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.


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


    Set forth below is information concerning the share ownership of all persons who owned beneficially 5% or more of the Common Share equivalents, as of May 31, 2002. The Class A Shares for comparative periods of 2000 and 1999 have been reclassified as Common Shares.



                                                                                                   PERCENTAGE OF
                                     NUMBER OF     PERCENTAGE OF     NUMBER OF     PERCENTAGE OF   ECONOMICALLY
                                   COMMON SHARES      COMMON          CLASS B         CLASS B       EQUIVALENT
NAME OF BENEFICIAL OWNER               OWNED       SHARES OWNED    SHARES OWNED*   SHARES OWNED    SHARES OWNED
------------------------           -------------   -------------   -------------   -------------   -------------
HOLDINGS AS AT MAY 31, 2002
SNTG.............................    29,275,223         57.3%       *17,000,000         100%            64.7%
Fidelity Management and Research
  Company........................   **2,157,000          3.9%                --          --              3.0%

HOLDINGS AS AT APRIL 30, 2001
SNTG.............................    29,275,233         41.7%       *17,000,000         100%            53.1%
Fidelity Management and Research
  Company........................   **5,684,346          8.1%                --          --              6.5%

HOLDINGS AS AT FEBRUARY 14, 2000
SNTG.............................     9,500,000         15.7%       *17,000,000         100%            34.2%
Fidelity Management and Research
  Company........................   **2,387,670          3.9%                --          --              3.1%


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

RELATIONSHIP WITH SNSA

SHARE OWNERSHIP


    As of May 31, 2002, a wholly owned subsidiary of SNSA owned 29,275,223 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 57% and a voting interest of approximately 65%. As of May 31, 2002, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.


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


    Coflexip S.A. has commenced legal proceedings through the United Kingdom High Court against three of our subsidiaries claiming infringement of a certain patent held by Coflexip relating to flexible flowline laying technology in the United Kingdom. Judgment was rendered on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed, and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. We applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. The result of these court decisions is that the flexible lay system tower on SEAWAY FALCON, and the process by which the system lays flexible conduits, has been held to infringe Coflexip's patent in the United Kingdom. During 2001, Coflexip submitted an amended claim to damages claiming lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The claim is for approximately $89.0 million, up from approximately $14.0 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the SEAWAY FALCON was brought into United Kingdom waters. We estimate that the total claim will amount to approximately
$115.0 million. In the alternative, Coflexip claims a reasonable royalty for each act of infringement, interest and legal costs. Coflexip has not quantified this claim, but we expect that it will be considerably less than the claim to lost profits. We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, we have reserved $1.5 million in the financial statements, being the lower end of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the reserved amount is sufficient.



    In September 1999, we terminated our charter of the ship TOISA PUMA for default. We are currently in arbitration with the owners, who are contesting that the termination was wrongful. The arbitration has held that the ship was in breakdown, but the termination was nevertheless wrongful. We applied for leave to appeal the decision to the High Court, which has been denied. During 2001, the owner has quantified his claim to approximately $8.0 million. We have disputed the magnitude of this claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, we have a counterclaim related to the breakdown of the ship. In consultation with our advisers, we have assessed the range of possible outcomes for the resolution of damages with the upper amount being $8.0 million. We have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, we have reserved
$2.0 million in the financial statements, an amount to cover the liability for damages which is at the lower end of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.


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


                                                                                      COMMON SHARES
                                                                                        OSLO STOCK
                                                                 ADSS*                   EXCHANGE
                                                                 NASDAQ                 (NORWEGIAN
                                                             (U.S. DOLLARS)              KRONER)
                                                         ----------------------   ----------------------
                                                           HIGH          LOW        HIGH          LOW
                                                         --------      --------   --------      --------
ANNUAL HIGHS AND LOWS
1997...............................................        22.14          4.95     181.76         57.36
1998...............................................        24.42          7.88     178.09         61.00
1999...............................................        14.94          6.13     117.00         48.00
2000...............................................        16.38          9.13     150.00         85.50
2001...............................................        15.88          6.15     141.00         57.00
QUARTERLY HIGHS AND LOWS
Fiscal 2000
      Second Quarter...............................        16.38         11.88     146.00        105.00
      Third Quarter................................        15.56         13.07     139.00        112.00
      Fourth Quarter...............................        16.00          9.13     150.00         95.00
Fiscal 2001
      First Quarter................................        15.25          9.50     138.00         88.00
      Second Quarter...............................        15.88         12.69     141.00        117.00
      Third Quarter................................        14.65          8.46     137.00         80.00
      Fourth Quarter...............................         9.40          6.15      85.00         57.00
Fiscal 2002
      First Quarter................................        80.00         54.50       9.29          6.25
MONTHLY HIGHS AND LOWS
Fiscal 2001
      December.....................................         9.00          6.25      79.00         54.50
Fiscal 2002
      January......................................         9.29          6.83      80.00         58.00
      February.....................................         7.12          6.55      64.00         58.00
      March........................................         8.48          6.80      72.00         60.00
      April........................................         9.17          8.40      80.00         73.00
      May..........................................         8.70          7.94      73.00         62.50
      June (to June 27, 2002)......................         7.90          6.01      64.00         43.00


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


    On June 27, 2002, the last reported sale price of our ADSs on the Nasdaq National Market was $6.01 per ADS, and the closing price of our Common Shares on the Oslo Stock Exchange was NOK 44.00 per share.

    As of May 31, 2002, we had 63,850,450 shares outstanding, excluding an aggregate of 3,759,411 Common Shares reserved for issuance upon exercise of options outstanding as of May 31, 2002 and 3,906,218 additional Common Shares available for further grants under stock plans. As a result of the exchange of Common Shares for debt owed to SNSA, as of June 30, 2002, we had 66,850,450 Common Shares outstanding. See "Item 5. Operating and Financial Review and Prospects--Liquidity and Capital Resources."


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

ITEM 18. FINANCIAL STATEMENTS.


    See pages F-1 to F-49, S-1 and S-2, which are incorporated herein by reference.

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

        Consolidated Balance Sheets as of November 30, 2001 and 2000.

        Consolidated Statements of Shareholders' Equity for the fiscal years ended November 30, 2001, 2000 and 1999.

        Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2001, 2000 and 1999.


        Notes to Consolidated Financial Statements.



    B.  FINANCIAL STATEMENTS OF MAR PROFUNDO GIRASSOL



        Report of Independent Public Accountants.



        Balance Sheets at December 31, 2001 and 2000.



        Income Statements for the years ended December 31, 2001, 2000 and 1999 (1999 unaudited).



        Statement of Cash Flows for the years ended December 31, 2001, 2000 and 1999 (1999 unaudited).



        Notes to Financial Statements.



    C.  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES


        Report of Independent Public Accountants

        Schedule II Valuation and Qualifying Accounts

ITEM 19. EXHIBITS.


         1.1            Amended and Restated Articles of Incorporation. Incorporated
                        by reference to Stolt Offshore's Annual Report on Form 20-F for the fiscal year ended November 30, 2000, filed with the
                        Securities and Exchange Commission on May 30, 2001.

         2.1            Amended and Restated Deposit Agreement among Stolt Offshore,
                        Citibank, N.A., as Depositary, and the holders and
                        beneficial owners from time to time of American Depositary
                        Shares. Incorporated by reference to Stolt Offshore's
                        Registration Statement on Form F-6 (File No. 333-90470)
                        filed with the Securities and Exchange Commission on
                        June 10, 2002.

         2.2            Form of American Depositary Receipt (included in Exhibit
                        2.1).

         4.1            Loan Facility Agreement, dated September 22, 2000, among
                        Stolt Comex Seaway Finance B.V., Stolt Offshore's Den norske
                        Bank ASA and the banks listed therein. Incorporated by
                        reference to Stolt Offshore's Annual Report on Form 20-F for the fiscal year ended November 30, 2000, filed with the
                        Securities and Exchange Commission on May 30, 2001.

         8.1 Significant subsidiaries as of the end of the year covered by this Report: see "Significant Subsidiaries" under "Item
                        4. Information on the Company."

        10.1            Consent of Arthur Andersen, Independent Public Accountants.

        10.2            Consent of Elvinger, Hoss & Prussen.

        10.3            Consent of Barbier Frinault & Associes S.A.

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

                                   SIGNATURES


    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                       STOLT OFFSHORE S.A.

                                                       By:  /s/ MARK WOOLVERIDGE
                                                            -----------------------------------------
                                                            Name: Mark Woolveridge
                                                            Title:  Deputy Chairman of the Board of
                                                                  Directors

                                                       By:  /s/ BRUNO CHABAS
                                                            -----------------------------------------
                                                            Name: Bruno Chabas
                                                            Title:  Chief Financial Officer


Date: July 15, 2002

                         INDEX TO FINANCIAL STATEMENTS



                                                                PAGE
                                                              --------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF STOLT OFFSHORE
  S.A.

Report of Independent Public Accountants....................     F-2

Consolidated Statements of Operations for the years ended
  November 30, 2001, 2000 and 1999..........................     F-3

Consolidated Balance Sheets at November 30, 2001 and 2000...     F-4

Consolidated Statements of Shareholders' Equity for the
  years ended November 30, 2001, 2000, 1999 and 1998........     F-5

Consolidated Statements of Cash Flows for the years ended
  November 30, 2001, 2000 and 1999..........................     F-6

Notes to Consolidated Financial Statements..................     F-7

AUDITED FINANCIAL STATEMENTS OF MAR PROFUNDO GIRASSOL

Report of Independent Public Accountants....................    F-37

Balance Sheets at December 31, 2001 and 2000................    F-38

Income Statements for the years ended December 31, 2001,
  2000 and 1999 (1999 unaudited)............................    F-39

Statement of Cash Flows for the years ended December 31,
  2001, 2000 and 1999
  (1999 unaudited)..........................................    F-40

Notes to Financial Statements...............................    F-41

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Stolt Offshore S.A.



    We have audited the accompanying consolidated balance sheets of Stolt Offshore S.A. (a Luxembourg company) and its subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



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



    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stolt Offshore S.A. and subsidiaries as of November 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States.



Arthur Andersen
Glasgow, United Kingdom
January 30, 2002

                     CONSOLIDATED STATEMENTS OF OPERATIONS



------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED NOVEMBER 30                                      2001        2000        1999
(IN THOUSANDS, EXCEPT PER SHARE DATA)                                  $           $           $
================================================================================================
Net operating revenue                                          1,255,938     983,420     640,726
------------------------------------------------------------------------------------------------
Operating expenses                                           (1,161,553)   (930,046)   (568,304)
================================================================================================
GROSS PROFIT--$                                                   94,385      53,374      72,422
------------------------------------------------------------------------------------------------
          --%                                                       7.5%        5.4%       11.3%
------------------------------------------------------------------------------------------------
Equity in net income of non-consolidated joint
  ventures                                                        11,655       5,793       5,197
------------------------------------------------------------------------------------------------
Administrative and general expenses                             (64,043)    (60,913)    (51,825)
------------------------------------------------------------------------------------------------
Impairment of Comex trade name                      note 2       (7,932)          --          --
------------------------------------------------------------------------------------------------
Restructuring charges                               note 16           --     (3,294)     (1,639)
================================================================================================
NET OPERATING INCOME (LOSS)                                       34,065     (5,040)      24,155
------------------------------------------------------------------------------------------------
NON-OPERATING (EXPENSE) INCOME
------------------------------------------------------------------------------------------------
Interest expense                                                (29,271)    (32,157)    (17,692)
------------------------------------------------------------------------------------------------
Interest income                                                    2,451       2,165         966
------------------------------------------------------------------------------------------------
Foreign currency exchange losses, net                              (323)       (810)        (80)
------------------------------------------------------------------------------------------------
Other income, net                                                  2,300         142         355
================================================================================================
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY
  INTERESTS                                                        9,222    (35,700)       7,704
------------------------------------------------------------------------------------------------
Income tax (provision) benefit                      note 10     (20,619)       3,778       8,509
================================================================================================
(LOSS) INCOME BEFORE MINORITY INTERESTS                         (11,397)    (31,922)      16,213
------------------------------------------------------------------------------------------------
Minority interests                                               (2,806)     (2,521)          --
================================================================================================
NET (LOSS) INCOME                                               (14,203)    (34,443)      16,213
================================================================================================
EARNINGS PER COMMON SHARE
------------------------------------------------------------------------------------------------
Net (loss) income per Common Share and Common
  Share equivalent:
------------------------------------------------------------------------------------------------
  Basic                                                           (0.16)      (0.44)        0.27
------------------------------------------------------------------------------------------------
  Diluted                                                         (0.16)      (0.44)        0.27
------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND
  COMMON SHARE EQUIVALENTS OUTSTANDING              note 2        NUMBER      Number      Number
------------------------------------------------------------------------------------------------
  Basic                                                           87,201      78,774      59,092
------------------------------------------------------------------------------------------------
  Diluted                                                         87,201      78,774      59,545
------------------------------------------------------------------------------------------------



    The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

                          CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------
AS OF NOVEMBER 30                                                                   2001        2000
(IN THOUSANDS, EXCEPT SHARE DATA)                                                      $           $
====================================================================================================
ASSETS
----------------------------------------------------------------------------------------------------
CURRENT ASSETS
----------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                         11,670       6,315
----------------------------------------------------------------------------------------------------
Restricted cash deposits                                      note 4               1,296       4,337
----------------------------------------------------------------------------------------------------
Trade receivables                                             note 5             428,601     268,491
----------------------------------------------------------------------------------------------------
Inventories and work-in-progress                              note 6              25,424      33,701
----------------------------------------------------------------------------------------------------
Receivables due from related parties and short-term advances  note 9
  to non-consolidated joint ventures                                              61,140      29,837
----------------------------------------------------------------------------------------------------
Prepaid expenses and other current assets                     note 7              44,836      51,817
====================================================================================================
TOTAL CURRENT ASSETS                                                             572,967     394,498
====================================================================================================
Fixed assets, at cost                                         note 8           1,096,329   1,042,974
----------------------------------------------------------------------------------------------------
Less accumulated depreciation and amortization                note 8           (316,858)   (239,626)
====================================================================================================
Total fixed assets, net                                                          779,471     803,348
====================================================================================================
Deposits and non-current receivables                          note 7              36,192      24,223
----------------------------------------------------------------------------------------------------
Investments in and advances to non-consolidated joint         note 9
  ventures                                                                        35,529      37,004
----------------------------------------------------------------------------------------------------
Deferred taxes                                                note 10             10,386      13,705
----------------------------------------------------------------------------------------------------
Goodwill and other intangible assets                          note 2             122,236     126,733
----------------------------------------------------------------------------------------------------
Prepaid pension asset                                         note 11              3,482       3,261
====================================================================================================
TOTAL ASSETS                                                                   1,560,263   1,402,772
====================================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
----------------------------------------------------------------------------------------------------
Bank overdrafts                                               note 12              5,240       1,767
----------------------------------------------------------------------------------------------------
Short-term payables due to SNSA                               note 15              9,482       8,512
----------------------------------------------------------------------------------------------------
Current maturities of long-term debt and capital lease        note 13
  obligations                                                                     23,653       3,844
----------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities                      note 14            349,440     255,624
----------------------------------------------------------------------------------------------------
Accrued salaries and benefits                                                     41,515      36,736
----------------------------------------------------------------------------------------------------
Other current liabilities                                                         65,445      75,344
====================================================================================================
TOTAL CURRENT LIABILITIES                                                        494,775     381,827
====================================================================================================
Long-term debt and capital lease obligations                  note 13            335,026     288,653
----------------------------------------------------------------------------------------------------
Deferred taxes                                                note 10             18,194      26,743
----------------------------------------------------------------------------------------------------
Other long-term liabilities                                                       39,955      30,505
----------------------------------------------------------------------------------------------------
Accrued pension liability                                     note 11              4,992       3,797
----------------------------------------------------------------------------------------------------
Minority interests                                                                 7,299       1,798
====================================================================================================
TOTAL LONG-TERM LIABILITIES                                                      405,466     351,496
====================================================================================================
Commitments and contingencies                                 notes 17 and 22
----------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                          note 19
----------------------------------------------------------------------------------------------------
Common Shares, $2.00 par value--140,000,000 shares
  authorized (2000: 34,000,000), 70,228,536 shares issued
  and outstanding (2000: 22,723,134)                                             140,457      45,446
----------------------------------------------------------------------------------------------------
Class A Shares, $2.00 par value--nil shares authorized
  (2000: 68,000,000), nil shares issued and outstanding
  (2000: 47,429,790)                                                                  --      94,860
----------------------------------------------------------------------------------------------------
Class B Shares, $2.00 par value--34,000,000 shares
  authorized, issued and outstanding (2000: 34,000,000)                           68,000      68,000
----------------------------------------------------------------------------------------------------
Paid-in surplus                                                                  463,615     463,379
----------------------------------------------------------------------------------------------------
Retained earnings                                                                 52,436      66,639
----------------------------------------------------------------------------------------------------
Accumulated comprehensive loss                                                  (64,486)    (68,875)
====================================================================================================
TOTAL SHAREHOLDERS' EQUITY                                                       660,022     669,449
====================================================================================================
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     1,560,263   1,402,772
====================================================================================================

    The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------------
                                                                                               Accumulated           Total
                                      Common    Class A    Class B    Paid-in    Retained    comprehensive   shareholders'
                                      Shares     Shares     Shares    surplus    earnings             loss          equity
(in thousands, except share data)          $          $          $          $           $                $               $
==========================================================================================================================
BALANCE, NOVEMBER 30, 1998            44,731     39,360     68,000    178,290      84,869         (14,700)         400,550
--------------------------------------------------------------------------------------------------------------------------
Net income                                --         --         --         --      16,213               --          16,213
--------------------------------------------------------------------------------------------------------------------------
Translation adjustments, net              --         --         --         --          --          (8,825)         (8,825)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive income                      --         --         --         --          --               --              --
--------------------------------------------------------------------------------------------------------------------------
Exercise of share options                182         62         --        339          --               --             583
--------------------------------------------------------------------------------------------------------------------------
Other, net                                --         --         --       (78)          --               --            (78)
==========================================================================================================================
BALANCE, NOVEMBER 30, 1999            44,913     39,422     68,000    178,551     101,082         (23,525)         408,443
--------------------------------------------------------------------------------------------------------------------------
Issuance of 1,758,242 Class A
  Shares                                  --      3,516         --     21,934          --               --          25,450
--------------------------------------------------------------------------------------------------------------------------
Issuance of 6,142,857 Class A
  Shares                                  --     12,286         --    101,357          --               --         113,643
--------------------------------------------------------------------------------------------------------------------------
Issuance of 10,341,261 Class A
  Shares                                  --     20,683         --     79,317          --               --         100,000
--------------------------------------------------------------------------------------------------------------------------
Issuance of 9,433,962 Class A
  Shares                                  --     18,868         --     81,132          --               --         100,000
--------------------------------------------------------------------------------------------------------------------------
Net loss                                  --         --         --         --    (34,443)               --        (34,443)
--------------------------------------------------------------------------------------------------------------------------
Translation adjustments, net              --         --         --         --          --         (45,350)        (45,350)
--------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                        --         --         --         --          --               --              --
--------------------------------------------------------------------------------------------------------------------------
Exercise of share options                533         85         --      1,280          --               --           1,898
--------------------------------------------------------------------------------------------------------------------------
Other, net                                --         --         --      (192)          --               --           (192)
==========================================================================================================================
BALANCE, NOVEMBER 30, 2000            45,446     94,860     68,000    463,379      66,639         (68,875)         669,449
--------------------------------------------------------------------------------------------------------------------------
Reclassification of Class A
  Shares to Common Shares             94,860   (94,860)         --         --          --               --              --
--------------------------------------------------------------------------------------------------------------------------
Net loss                                  --         --         --         --    (14,203)               --        (14,203)
--------------------------------------------------------------------------------------------------------------------------
Translation adjustment in respect
  of SFAS No. 133                         --         --         --         --          --          (2,238)         (2,238)
--------------------------------------------------------------------------------------------------------------------------
Gain on hedging reclassified into
  earnings                                --         --         --         --          --            2,238           2,238
--------------------------------------------------------------------------------------------------------------------------
Translation adjustments, net              --         --         --         --          --            4,389           4,389
--------------------------------------------------------------------------------------------------------------------------
Comprehensive loss                        --         --         --         --          --               --              --
--------------------------------------------------------------------------------------------------------------------------
Exercise of share options                151         --         --        376          --               --             527
--------------------------------------------------------------------------------------------------------------------------
Other, net                                --         --         --      (140)          --               --           (140)
==========================================================================================================================
BALANCE, NOVEMBER 30, 2001           140,457         --     68,000    463,615      52,436         (64,486)         660,022
==========================================================================================================================

---------------------------------  ---------------
                                     Comprehensive
                                            income
                                            (loss)
(in thousands, except share data)                $
=================================
BALANCE, NOVEMBER 30, 1998
---------------------------------
Net income                                  16,213
---------------------------------
Translation adjustments, net               (8,825)
---------------------------------
Comprehensive income                         7,388
---------------------------------
Exercise of share options
---------------------------------
Other, net
=================================
BALANCE, NOVEMBER 30, 1999
---------------------------------
Issuance of 1,758,242 Class A
  Shares
---------------------------------
Issuance of 6,142,857 Class A
  Shares
---------------------------------
Issuance of 10,341,261 Class A
  Shares
---------------------------------
Issuance of 9,433,962 Class A
  Shares
---------------------------------
Net loss                                  (34,443)
---------------------------------
Translation adjustments, net              (45,350)
---------------------------------
Comprehensive loss                        (79,793)
---------------------------------
Exercise of share options
---------------------------------
Other, net
=================================
BALANCE, NOVEMBER 30, 2000
---------------------------------
Reclassification of Class A
  Shares to Common Shares
---------------------------------
Net loss                                  (14,203)
---------------------------------
Translation adjustment in respect
  of SFAS No. 133                          (2,238)
---------------------------------
Gain on hedging reclassified into
  earnings                                   2,238
---------------------------------
Translation adjustments, net                 4,389
---------------------------------
Comprehensive loss                         (9,814)
---------------------------------
Exercise of share options
---------------------------------
Other, net
=================================
BALANCE, NOVEMBER 30, 2001
=================================

    The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



----------------------------------------------------------------------------------------------
FOR THE YEAR ENDED NOVEMBER 30                                     2001        2000       1999
(IN THOUSANDS)                                                        $           $          $
==============================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------
Net (loss) income                                              (14,203)    (34,443)     16,213
----------------------------------------------------------------------------------------------
ADJUSTMENTS TO RECONCILE NET (LOSS) INCOME TO NET CASH
  PROVIDED BY OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------
Depreciation and amortization                                    91,750      82,117     56,136
----------------------------------------------------------------------------------------------
Impairment of Comex trade name                                    7,932          --         --
----------------------------------------------------------------------------------------------
Amortization of drydock costs                                     8,441       3,985      3,793
----------------------------------------------------------------------------------------------
Equity in earnings of non-consolidated joint ventures          (11,655)     (5,793)    (5,197)
----------------------------------------------------------------------------------------------
Minority interest in consolidated subsidiaries                    2,806       2,521         --
----------------------------------------------------------------------------------------------
Deferred tax                                                    (4,434)    (16,731)   (15,668)
----------------------------------------------------------------------------------------------
Gain on sale of assets                                          (1,234)       (572)      (290)
----------------------------------------------------------------------------------------------
CHANGES IN OPERATING ASSETS AND LIABILITIES, NET OF
  ACQUISITIONS
----------------------------------------------------------------------------------------------
Trade receivables                                             (141,003)      18,316     42,320
----------------------------------------------------------------------------------------------
Prepaid expenses and other current assets                        10,024    (18,576)        774
----------------------------------------------------------------------------------------------
Inventories and work-in-progress                                  8,241    (13,160)      4,653
----------------------------------------------------------------------------------------------
Accounts and notes payable                                       91,022      29,094   (53,737)
----------------------------------------------------------------------------------------------
Accrued salaries and benefits                                       635     (5,517)    (8,793)
----------------------------------------------------------------------------------------------
Other short-term and other long-term liabilities               (25,928)      28,630      2,239
----------------------------------------------------------------------------------------------
Payments of drydock costs                                      (17,893)    (11,638)    (2,108)
==============================================================================================
NET CASH PROVIDED BY OPERATING ACTIVITIES                         4,501      58,233     40,335
==============================================================================================
CASH FLOWS USED IN INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------
Acquisition of subsidiaries, net of cash acquired                  (61)   (111,175)         --
----------------------------------------------------------------------------------------------
Purchase of fixed assets                                       (62,868)    (61,724)   (90,918)
----------------------------------------------------------------------------------------------
Proceeds from sale of fixed and intangible assets                 5,590      19,157      2,807
----------------------------------------------------------------------------------------------
(Increase) decrease in investments and other non-current
  financial assets                                             (26,089)     (6,886)        680
----------------------------------------------------------------------------------------------
Dividends from non-consolidated joint ventures                   12,235          --     11,640
==============================================================================================
NET CASH USED IN INVESTING ACTIVITIES                          (71,193)   (160,628)   (75,791)
==============================================================================================
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
----------------------------------------------------------------------------------------------
Net increase (decrease) in bank overdrafts                        3,332   (104,323)      5,624
----------------------------------------------------------------------------------------------
Proceeds from issuance of long-term debt                         69,985     340,000     34,000
----------------------------------------------------------------------------------------------
Repayments of long-term debt                                         --   (175,597)    (1,370)
----------------------------------------------------------------------------------------------
Decrease (increase) in restricted cash deposits securing
  capital lease obligations and accrued taxation liabilities      2,628     (2,601)    (1,012)
----------------------------------------------------------------------------------------------
Repayments of capital lease obligations                         (3,845)     (5,425)    (3,117)
----------------------------------------------------------------------------------------------
Decrease in funding from affiliate                                   --   (150,000)         --
----------------------------------------------------------------------------------------------
Proceeds from the issuance of Class A Shares                         --     199,808         --
----------------------------------------------------------------------------------------------
Exercise of share options                                           387       1,898        583
==============================================================================================
NET CASH PROVIDED BY FINANCING ACTIVITIES                        72,487     103,760     34,708
==============================================================================================
Effect of exchange rate changes on cash                           (440)       (902)    (2,775)
==============================================================================================
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS              5,355         463    (3,523)
----------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                    6,315       5,852      9,375
==============================================================================================
CASH AND CASH EQUIVALENTS AT END OF YEAR                         11,670       6,315      5,852
==============================================================================================



    The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS



1.  THE COMPANY



    Stolt Offshore S.A. ("the Company") is one of the largest offshore contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 60 countries worldwide and maintains regional offices in the United Kingdom; Norway; Asia Pacific; Southern Europe, Africa and the Middle East ("SEAME"); South America; and North America.



    The market for the Company's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices.



    The Company has investments in several joint ventures, the most significant of which is Mar Profundo Girassol, a joint venture with a French engineering company. The Company's share of the joint venture's net income is 50%.



    The remainder of the joint ventures in which the Company has interests, with the exception of Seaway Heavy Lifting Limited ("SHL") and NKT Flexibles I/S, have been entered into on project specific bases to enhance the range of services provided to the customer. In these joint ventures, the Company will typically have interests ranging from 25% to 55%.



2.  ACCOUNTING POLICIES



PRINCIPLES OF CONSOLIDATION



    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. and include the accounts of all majority-owned companies in which the Company has operating control. All significant intercompany transactions and balances have been eliminated. The Company accounts for its non-consolidated joint ventures under the equity method.



    The Company records minority interest expense, which reflects the portion of the earnings of the majority-owned operations that are applicable to the minority interest partners. Following the acquisition of ETPM S.A. ("ETPM") in 2000, the Company increased its holding in Alto Mar Girassol from 33 1/3% to 66 2/3%. The minority interest amounts recorded in the accompanying consolidated financial statements primarily represent the share of minority partners interest in this entity and minority partners 62% interest in Paragon Engineering Holdings, Inc., the recently acquired engineering service group which is discussed further in Note 3.



FOREIGN CURRENCY TRANSLATION



    The Company, incorporated in Luxembourg, has U.S. Dollar share capital and dividends are expected to be paid in U.S. Dollars. As a result, the Company's reporting currency is the U.S. Dollar.



    The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of accumulated comprehensive loss as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in "Foreign currency exchange losses, net" in the accompanying consolidated statements of operations. The functional currencies of the companies that comprise the Norway region and the U.K. region are Norwegian Kroner and British Pound, respectively. The U.S. Dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME and South America regions.



    The Company uses derivative instruments, primarily foreign exchange forward contracts, to reduce its exposure to currency fluctuations. All of the instruments used are hedges against forecasted underlying operating or balance sheet exposures, the former designated as cash flow hedges and the latter designated as fair value hedges. The Company does not enter into open speculative positions. Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES", as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in other comprehensive income ("OCI") and are recognized in the statement of operations when the hedged item affects earnings. If the derivative instrument is designated as a fair value hedge, the changes in the fair value of the derivative instrument and of the hedged item attributable to the hedged risk are recognized in the results of operations. Ineffective portions of changes in the fair value or the cash flow hedges are recognized in earnings. The cumulative effect of adopting SFAS No. 133 was not material. See the further discussion on derivative instruments in Note 23.



REVENUE RECOGNITION



    Long-term contracts are accounted for using the percentage-of-completion method. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress, which is based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Where the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established, no gross profit is recognized during the period. Provisions for anticipated losses are made in the period in which they become known.



    A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue only after agreement from the customers has been reached on the scope of work and fees to be charged.



    The financial reporting of the Company's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and profits are subject to revisions as the contract progresses to completion, and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net effect on net income of significant revisions to contract estimates was $2.4 million, $(10.7) million and $0.0 million in 2001, 2000 and 1999, respectively. The net effect of these revisions on net (loss) income per share was $0.03, $(0.14) and $0.0 in 2001, 2000 and 1999, respectively.



FIXED ASSETS



    Fixed assets are recorded at cost or fair market value when obtained through acquisition. Interest costs incurred between the date that financing is provided for an asset and the date that the asset is ready for use are capitalized. No interest was capitalized for the years ended November 30, 2001, 2000 or 1999. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below.

    Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:



----------------------------------------------------------------------------
Construction support ships                                     6 to 25 years

Operating equipment                                            7 to 10 years

Buildings                                                     20 to 33 years

Other assets                                                   5 to 10 years
----------------------------------------------------------------------------



    Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.



    Costs for fitting out construction support ships are capitalized and amortized over a period equal to the remaining useful life of the related equipment. Permanent marine inventories on ships are depreciated in a manner similar to their related ships.



    Depreciation expense, which includes amortization of assets under capital leases, was approximately $86.0 million for the year ended November 30, 2001 (2000: $76.2 million and 1999: $50.3 million).



    On December 1, 1999 the Company changed its accounting policy for drydock costs from an accrual basis to a deferral basis. Amortization of capitalized drydock costs was $8.4 million for the year ended November 30, 2001 (2000:
$4.0 million and 1999: $3.8 million). The unamortized portion of capitalized drydock costs of $21.2 million (2000: $11.9 million) is included in "Deposits and non-current receivables" in the accompanying consolidated balance sheets.



    Maintenance and repair costs, which are expensed as incurred, were $42.1 million for the year ended November 30, 2001 (2000: $44.2 million and 1999: $33.7 million).



GOODWILL AND OTHER INTANGIBLE ASSETS



    Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill arising on acquisitions prior to June 30, 2001 is being amortized on a straight-line basis over 15 to 30 years and is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising after this date will not be amortized in accordance with SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS" and is tested for impairment on an annual basis or earlier whenever indicators of impairment arise.



    Included in the net book value of intangible assets at November 30, 2001 was goodwill of $120.1 million (2000: $117.7 million) and other intangible assets of $2.1 (2000: $9.0 million). The amortization expense for the year ended
November 30, 2001 was $5.7 million excluding the one-off impairment charge for the Comex trade name as discussed below (2000: $5.9 million and 1999:
$5.8 million).



    During the year ended November 30, 2001, in light of the increased worldwide recognition of the Stolt Offshore name, the Company reviewed the carrying value of its former trade name Comex for possible impairment in accordance with SFAS No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF". The Company determined that the value of the trade name had been impaired and recorded a charge of $7.9 million in its results of operations for the write-down of the trade name.



CASH AND CASH EQUIVALENTS



    Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.



EARNINGS PER SHARE



    Earnings per share is computed using the weighted average number of Common and Class B Shares and equivalents outstanding during each period. The computations for the three years ended November 30, 2001 are based upon the following outstanding shares:



===============================================================================================
AS OF NOVEMBER 30                                                2001         2000         1999
===============================================================================================
BASIC
-----------------------------------------------------------------------------------------------
Common Shares                                              70,201,030   61,774,156   42,091,928
-----------------------------------------------------------------------------------------------
Class B Shares                                             17,000,000   17,000,000   17,000,000
===============================================================================================
TOTAL                                                      87,201,030   78,774,156   59,091,928
===============================================================================================
DILUTED
-----------------------------------------------------------------------------------------------
Common Shares                                              70,201,030   61,774,156   42,544,870
-----------------------------------------------------------------------------------------------
Class B Shares                                             17,000,000   17,000,000   17,000,000
===============================================================================================
TOTAL                                                      87,201,030   78,774,156   59,544,870
===============================================================================================
Basic                                                      87,201,030   78,774,156   59,091,928
-----------------------------------------------------------------------------------------------
Potentially dilutive share options                                 --           --      452,942
===============================================================================================
Diluted                                                    87,201,030   78,774,156   59,544,870
===============================================================================================



    The diluted loss per share for the year ended November 30, 2001 does not include common share equivalents in respect of share options of 415,941 as their effect would be anti-dilutive (2000: 624,373).



    Class B Shares have only 50% of the economic rights of Common Shares.



    All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.



STOCK BASED COMPENSATION



    The Company has elected to account for its stock based compensation awards to employees and directors under Accounting Principles Board ("APB") Opinion No. 25 and to provide the disclosures required by SFAS No. 123, "ACCOUNTING FOR STOCK BASED COMPENSATION" in Note 20.

CONSOLIDATED STATEMENT OF CASH FLOWS



    Cash interest and cash paid for income taxes during the year ended November 30, 2001 were $27.2 million and $13.7 million, respectively, (2000:
$27.0 million and $8.0 million, respectively, and 1999: $7.1 million and $10.4 million, respectively).



IMPACT OF NEW ACCOUNTING STANDARDS



    In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "BUSINESS COMBINATIONS" and SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS". SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001 and eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS No. 142 eliminates the amortization of goodwill and indefinite-lived intangible assets and initiates an annual review for impairment. Identifiable intangible assets with determinable useful lives will continue to be amortized. The amortization provisions apply to goodwill and to other intangible assets acquired after June 30, 2001. Goodwill and other intangible assets acquired prior to June 30, 2001 will be affected upon adoption. The Company will adopt SFAS No. 142 for the fiscal year commencing December 1, 2002 which will require the Company to cease amortization of its remaining net goodwill balance and perform an impairment test of its existing goodwill based on a fair value concept. The Company has not determined the impact that these Statements will have on goodwill and other intangible assets or whether a cumulative effect adjustment will be required upon adoption to reflect the impairment of previously recognized goodwill and other intangible assets.



    In June 2001, the FASB issued SFAS No. 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Changes in the liability for an asset retirement due the passage of time shall be recognized as an increase in the carrying amount of the liability and as an operating expense in the statement of operations. SFAS
No. 143 is effective for fiscal years beginning after June 15, 2002. The Company does not anticipate that adoption of SFAS No. 143 will have a material impact on its results of operations or its financial position.



    In August 2001, the FASB issued SFAS No. 144, "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS". SFAS No. 144 superseded SFAS No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of by sale that is consistent with the fundamental provisions of SFAS No. 121. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company currently has no plans to dispose of any operations and, accordingly, does not anticipate that adoption of SFAS No. 144 will have a material impact on its results of operations or its financial position.



COMPARATIVE AMOUNTS



    Certain amounts within the 2000 financial statements have been reclassified to conform with the 2001 presentation.

3.  BUSINESS ACQUISITIONS



    On March 30, 2001, the Company acquired 82% of the voting rights and 62% of the economic rights of a newly created company, Paragon Engineering
Holdings, Inc. ("PEH"). PEH subsequently purchased 20% of the share capital of Paragon Engineering Services, Inc. ("Paragon"), a Houston-based engineering service company, and an option to purchase an additional 40% of the share capital. PEH exercised the option on September 4, 2001. On July 18, 2001, the Company purchased the entire share capital of the Paris-based engineering company Ingerop Litwin ("Litwin"). These acquisitions, by adding conceptual design and detailed engineering services, will enable the Company to better undertake all engineering required on many of the large engineering, procurement, installation and commission type contracts that are expected to come into the market in the next few years.



    The consideration, including acquisition costs, paid to acquire Paragon and Litwin was $16.7 million of which $4.3 million in relation to the Paragon acquisition has been deferred for payment until March 30, 2005. The net present value of the deferred payment has been included in "Other long-term liabilities" in the accompanying balance sheet. Additionally, from March 30, 2005, the Paragon sale agreement provides for a payment to be made to a former shareholder of Paragon, under the terms of a put and call option. This payment is contingent upon a multiplier of the future earnings of Paragon, as defined in the agreement, exceeding the deferred consideration. No recognition of the contingent payment has been made in the financial statements of the Company as it is not certain beyond reasonable doubt that this payment will be made and currently it is not possible to quantify the amount.



    The results of Paragon have been included in the consolidated results of operations from September 4, 2001, when the Company assumed effective control of the entity. The amount which represents the minority shareholders' interests in the results of Paragon, effectively 62%, has been recorded as minority interest expense in the results of operations of the Company. The results of Litwin have been included in the consolidated results of operations from July 18, 2001.



    The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition. The Company is in the process of obtaining third-party valuations of certain intangible assets, thus the allocation of the purchase price is subject to refinement. All intangible assets other than goodwill, which are mainly customer lists and various engineering databases, are subject to amortization over estimated useful lives of three to 10 years.



======================================================================
(in thousands)                                                       $
======================================================================
Current assets                                                  30,989
----------------------------------------------------------------------
Fixed assets, at cost                                            2,538
----------------------------------------------------------------------
Intangible assets                                                2,066
----------------------------------------------------------------------
Goodwill                                                         8,475
----------------------------------------------------------------------
Other non-current assets                                           939
======================================================================
Total assets acquired                                           45,007
----------------------------------------------------------------------
Current liabilities                                           (23,897)
----------------------------------------------------------------------
Non-current liabilities                                          (799)
----------------------------------------------------------------------
Minority interest                                              (3,657)
======================================================================
Net assets acquired                                             16,654
======================================================================

    On December 7, 1999, the Company completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by the Company through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 Class A Shares, with an average guaranteed value of $14.475 per share for a value of $25.5 million. The Class A Shares have subsequently been converted to Common Shares on a one-for-one basis. As of November 30, 2001, the Company continued to have an obligation for an average guaranteed value of $14.95 over 1,128,742 Common Shares.



    The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired has been recorded as goodwill of $2.1 million at the date of acquisition. The goodwill is being amortized over 10 years. The Company accounts for the investment in NKT as a non-consolidated joint venture under the equity method.



    On December 16, 1999, the Company acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired on
February 4, 2000.



    The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 Class A Shares, which have subsequently converted to Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties;
(iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the SEAWAY POLARIS and the DLB 801, with an early purchase option after two years.



    The acquisition has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's results of operations from the date of acquisition. The acquisition generated negative goodwill of $5.8 million and non-current assets have been reduced by this amount.



    The acquisition was initially funded by cash provided by Stolt-Nielsen S.A. ("SNSA"), the Company's majority shareholder, and was replaced by a bridge finance facility which has subsequently been repaid.



    As described more fully in Note 24, Vinci has advised the Company of its intention to sell all of the Common Shares given as partial consideration by the Company for the acquisition of ETPM. The Company, in turn, has advised Vinci that it will organize the sale. As specified in the ETPM acquisition agreement, the minimum share price guarantee of $18.50 per share will apply.



    The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, Paragon and Litwin as if the acquisitions occurred at the beginning of 2000 and the consolidated results of operations of the Company, ETPM and Danco A/S as if the acquisitions occurred at the beginning of 1999. Pro forma adjustments include depreciation and amortization, interest charges on debt and lines of credit, elimination of deferred gains, adjustments to operating lease expense, pension adjustments, elimination of related party transactions and the tax adjustments associated with the above. The pro forma consolidated results of operations for the year ended
November 30, 2000 would not be materially different from the actual results in respect of the acquisitions of ETPM and Danco A/S as the acquisitions occurred close to the start of the financial year.



    Pro forma results for the Company, Paragon and Litwin.



===================================================================================
                                                                          (unaudited)
FOR THE YEAR ENDED NOVEMBER 30                                     2001        2000
(in thousands, except per share data)                                 $           $
===================================================================================
Net operating revenue                                         1,313,289   1,030,748
-----------------------------------------------------------------------------------
Net loss                                                        (14,193)   (40,277)
-----------------------------------------------------------------------------------
Net loss per share:
-----------------------------------------------------------------------------------
  Basic                                                           (0.16)     (0.51)
-----------------------------------------------------------------------------------
  Diluted                                                         (0.16)     (0.51)
===================================================================================



    Pro forma results for the Company, ETPM and Danco A/S.



=======================================================================
                                                              (unaudited)
FOR THE YEAR ENDED NOVEMBER 30                                     1999
(in thousands, except per share data)                                 $
=======================================================================
Net operating revenue                                         1,360,678
-----------------------------------------------------------------------
Net income                                                       25,683
-----------------------------------------------------------------------
Net income per share:
-----------------------------------------------------------------------
  Basic                                                            0.33
-----------------------------------------------------------------------
  Diluted                                                          0.33
=======================================================================



    The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.



    The Company's revenue for 2001 included sales of $1.1 million to Paragon. The Company's revenue for 1999 included sales of $2.1 million to ETPM.



4.  RESTRICTED CASH DEPOSITS



    Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.



5.  TRADE RECEIVABLES



    Trade receivables at November 30, 2001 of $428.6 million (2000:
$268.5 million) are net of allowances for doubtful accounts of $9.2 million (2000: $8.3 million). Included in trade receivables at

November 30, 2001 was $215.1 million (2000: $99.8 million) of unbilled receivables and $1.2 million (2000: $.8 million) of retainage.



6.  INVENTORIES AND WORK-IN-PROGRESS



    Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:



=================================================================================
AS OF NOVEMBER 30                                                2001       2000
(in thousands)                                                      $          $
=================================================================================
Materials and supplies, net of reserve of $4,181 (2000:
  $2,423)                                                      14,620     11,789
---------------------------------------------------------------------------------
Spare parts, net of reserve of $1,402 (2000: $1,502)            4,281      5,027
---------------------------------------------------------------------------------
Work-in-progress and mobilizations                              4,227     14,441
---------------------------------------------------------------------------------
Fuels                                                           2,237      2,398
---------------------------------------------------------------------------------
Other                                                              59         46
=================================================================================
                                                               25,424     33,701
=================================================================================



    Costs are generally determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset.



7.  EMPLOYEE LOANS



    Included in prepaid expenses and other current assets are loans to employees of $4.5 million (2000: $2.6 million). Included in deposits and non-current receivables are loans to employees of $0.1 million (2000: $0.4 million).



8.  FIXED ASSETS, NET



    Fixed assets comprise the following:



=========================================================================================================
AS OF NOVEMBER 30                                                          2001                   2000
(in thousands)                                                        $       %              $       %
=========================================================================================================
Construction support ships                                      715,367      65        711,062      68
---------------------------------------------------------------------------------------------------------
Operating equipment                                             322,339      29        281,816      27
---------------------------------------------------------------------------------------------------------
Land and buildings                                               19,964       2         19,916       2
---------------------------------------------------------------------------------------------------------
Other assets                                                     38,659       4         30,180       3
---------------------------------------------------------------------------------------------------------
                                                              1,096,329     100      1,042,974     100
---------------------------------------------------------------------------------------------------------
Less: Accumulated depreciation and amortization                (316,858)              (239,626)
---------------------------------------------------------------------------------------------------------
                                                                779,471                803,348
=========================================================================================================

9.  INVESTMENTS IN AND ADVANCES TO NON-CONSOLIDATED JOINT VENTURES



    Investments in and advances to non-consolidated joint ventures comprise the following:



=================================================================================================
AS OF NOVEMBER 30                                       Geographical              2001       2000
(in thousands)                                          location                     $          $
=================================================================================================
NKT Flexibles I/S                                       Denmark                 18,379     23,237
-------------------------------------------------------------------------------------------------
Mar Profundo Girassol                                   West Africa, SEAME       9,580     11,261
-------------------------------------------------------------------------------------------------
Sonamet                                                 West Africa, SEAME     (7,458)    (8,126)
-------------------------------------------------------------------------------------------------
Sonastolt                                               West Africa, SEAME       6,150      5,321
-------------------------------------------------------------------------------------------------
Seaway Heavy Lifting Limited                            Cyprus                   3,191      2,809
-------------------------------------------------------------------------------------------------
Project joint ventures                                  Norway, SEAME            2,555      (190)
-------------------------------------------------------------------------------------------------
Other                                                   Norway, SEAME            3,132      2,692
=================================================================================================
                                                                                35,529     37,004
=================================================================================================



    In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is consolidated under the equity method of accounting.



    The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.



    Taxation in respect of project joint ventures has been included in the results of the relevant subsidiaries. Undistributed reserves of all other joint ventures will not be taxed on distribution.



    Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:



INCOME STATEMENT DATA



============================================================================================
FOR THE YEAR ENDED NOVEMBER 30                                   2001       2000       1999
(in thousands)                                                      $          $          $
============================================================================================
Net operating revenue                                         296,305    357,984    237,516
--------------------------------------------------------------------------------------------
Gross profit                                                   27,599     29,102     14,581
--------------------------------------------------------------------------------------------
Net income                                                     24,329     15,351     13,117
============================================================================================



BALANCE SHEET DATA



=================================================================================
AS OF NOVEMBER 30                                                2001       2000
(in thousands)                                                      $          $
=================================================================================
Current assets                                                231,402    216,333
---------------------------------------------------------------------------------
Non-current assets                                            104,868    127,073
---------------------------------------------------------------------------------
Current liabilities                                           237,581    247,510
---------------------------------------------------------------------------------
Long-term liabilities                                          38,922     25,269
=================================================================================

    For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 2001, 2000 and 1999 respectively: charter hire of $5.1 million, $4.4 million and $7.2 million and other expenses of $60.5 million, $34.2 million and $27.9 million. The joint ventures also received revenue of $39.5 million, $45.0 million and $7.0 million from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $9.7 million and $17.4 million and short-term amounts receivable by the Company of $61.1 million and $29.8 million at November 30, 2001 and 2000, respectively.



10.  INCOME TAXES



    The income tax (provision) benefit is as follows:



============================================================================================
FOR THE YEAR ENDED NOVEMBER 30                                   2001       2000       1999
(in thousands)                                                      $          $          $
============================================================================================
Current                                                       (25,052)   (12,953)    (7,159)
--------------------------------------------------------------------------------------------
Deferred                                                        4,433     16,731     15,668
============================================================================================
Income tax (provision) benefit                                (20,619)     3,778      8,509
============================================================================================



    The tax effects of temporary differences and net operating loss carryforwards ("NOLs") at November 30, 2001 and 2000 are as follows:



=================================================================================
AS OF NOVEMBER 30                                                2001       2000
(in thousands)                                                      $          $
=================================================================================
Net operating loss carryforwards                               77,128     61,788
---------------------------------------------------------------------------------
Other accruals, net                                            38,118     18,952
---------------------------------------------------------------------------------
Fixed assets                                                  (63,290)   (72,822)
=================================================================================
Net deferred tax before valuation allowance                    51,956      7,918
---------------------------------------------------------------------------------
Valuation allowance                                           (57,142)   (20,956)
=================================================================================
Net deferred tax liability                                     (5,186)   (13,038)
=================================================================================
Short-term deferred tax asset                                   2,622         --
---------------------------------------------------------------------------------
Long-term deferred tax asset                                   10,386     13,705
---------------------------------------------------------------------------------
Deferred tax liability                                        (18,194)   (26,743)
=================================================================================
                                                               (5,186)   (13,038)
=================================================================================



    The Company accounts for income taxes in accordance with SFAS No. 109, "ACCOUNTING FOR INCOME TAXES". SFAS No. 109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not".



    The Company has a net deferred tax asset in the U.S. totalling
$10.8 million. This represents NOLs, net of fixed asset and other timing differences. These NOLs expire through 2019. Management has decided not to increase the net deferred tax asset for NOLs at this time and has taken a valuation allowance against the current year's NOL.

    Management has determined that the results of the U.S. businesses have been severely impacted by the oil and gas prices, which remained low for most of 2001. Management believes, based on the Company's history of operating earnings prior to this significant market slump and its expectations for the future, that operating income of the Company will more likely than not be sufficient to fully realize the $10.8 million net deferred tax asset prior to the expiry of the NOLs. In determining this, management has considered the fact that there are a number of bids for larger field development projects coming into the market and that the margins on local business are expected to recover in 2002 and a reduction in the intercompany interest burden of the U.S. subsidiaries over the next few years.



    The Company has taken a valuation allowance against the brought forward deferred tax asset for NOLs of $1.6 million in Australia and has recognized no deferred tax benefit against the 2001 results.



    The net deferred tax asset in Norway of $2.2 million represents NOLs. Management has determined, based on the history of operating earnings and expectations of the future, that the operating income of the Company will more likely than not be sufficient to fully realize these net deferred tax assets prior to the expiry of the NOLs, which expire through to 2011.



    The United Kingdom has unused NOLs, on a tax-effected basis, of $4.4 million as at November 30, 2001, which may be carried forward indefinitely.



    The Company's United Kingdom shipping subsidiaries have elected to join the United Kingdom tonnage tax regime, whereby taxable income over the next ten years will be computed in part by reference to the tonnage of vessels. Accordingly, the Company has released part of the deferred tax liability arising on accelerated United Kingdom shipping tax allowances.

    The income tax benefit (provision) at the Company's effective tax rate differs from the income tax benefit (provision) at the statutory rate. Principal reconciling items include the following:



---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED NOVEMBER 30, 2001                          U.S.   Scandinavia       U.K.   France(a)      Other          Total
(in thousands)                                                   $             $          $           $          $              $
=================================================================================================================================
(Loss)/income before income taxes and minority interests  (45,886)       (3,221)      7,333    (21,910)     72,906          9,222
---------------------------------------------------------------------------------------------------------------------------------
Utilization of prior year losses(b)                             --            --         --     (1,957)         --        (1,957)
---------------------------------------------------------------------------------------------------------------------------------
Income subject to withholding taxes                             --            --         --          --   (37,105)       (37,105)
---------------------------------------------------------------------------------------------------------------------------------
Income in non-taxable areas                                     --            --         --          --   (28,776)       (28,776)
---------------------------------------------------------------------------------------------------------------------------------
Losses for which no benefit is recognized                       --            --         --          --     10,568         10,568
=================================================================================================================================
Taxable (loss) income                                     (45,886)       (3,221)      7,333    (23,867)     17,593       (48,048)
---------------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                             34%           28%        30%         36%        40%(c)         33%
=================================================================================================================================
Tax at statutory rate                                       15,601           902    (2,200)       8,697    (7,036)         15,964
---------------------------------------------------------------------------------------------------------------------------------
Non-deductible amortization                                (1,682)            --      (382)     (2,920)         --        (4,984)
---------------------------------------------------------------------------------------------------------------------------------
Adjustments in respect of prior years                        1,092            --    (3,849)     (3,324)    (5,138)       (11,219)
---------------------------------------------------------------------------------------------------------------------------------
Change in valuation allowance                             (14,679)            --    (3,226)     (5,033)    (8,752)       (31,690)
---------------------------------------------------------------------------------------------------------------------------------
Imputed interest deduction                                      --            --         --          --      5,381          5,381
---------------------------------------------------------------------------------------------------------------------------------
Withholding and other taxes                                     --            --    (1,212)         173    (8,484)        (9,523)
---------------------------------------------------------------------------------------------------------------------------------
Permanent differences                                        (350)           123       (62)          --         --          (289)
---------------------------------------------------------------------------------------------------------------------------------
Change in tax regime                                            --            --     15,200          --         --         15,200
---------------------------------------------------------------------------------------------------------------------------------
Other                                                           18            --         --       (467)        990            541
=================================================================================================================================
Income tax benefit (provision)                                  --         1,025      4,269     (2,874)   (23,039)       (20,619)
=================================================================================================================================



---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED NOVEMBER 30, 2000
(in thousands)
=================================================================================================================================
(Loss)/income before income taxes and minority interests  (49,992)      (24,935)    (1,708)       5,413     35,522       (35,700)
---------------------------------------------------------------------------------------------------------------------------------
Utilization of prior year losses(b)                             --            --         --    (11,728)      (525)       (12,253)
---------------------------------------------------------------------------------------------------------------------------------
Income subject to withholding taxes                             --            --         --          --   (38,254)       (38,254)
---------------------------------------------------------------------------------------------------------------------------------
Income in non-taxable areas                                     --            --         --          --   (25,360)       (25,360)
---------------------------------------------------------------------------------------------------------------------------------
Losses for which no benefit is recognized                       --         1,905      1,114      13,157     25,560         41,736
=================================================================================================================================
Taxable (loss) income                                     (49,992)      (23,030)      (594)       6,842    (3,057)       (69,831)
---------------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                             34%           29%        30%         38%        45%(c)         33%
=================================================================================================================================
Tax at statutory rate                                       16,997         6,743        178     (2,584)      1,377         22,711
---------------------------------------------------------------------------------------------------------------------------------
Non-deductible amortization                                (1,734)           (9)      (495)          --      (666)        (2,904)
---------------------------------------------------------------------------------------------------------------------------------
Adjustments in respect of prior years                          872       (1,500)      (758)          --      (900)        (2,286)
---------------------------------------------------------------------------------------------------------------------------------
Change in valuation allowance                             (10,219)            --         --     (1,519)         --       (11,738)
---------------------------------------------------------------------------------------------------------------------------------
Tax credits for research and development                        --            --         --       3,932         --          3,932
---------------------------------------------------------------------------------------------------------------------------------
Imputed interest deduction                                      --            --         --          --      7,379          7,379
---------------------------------------------------------------------------------------------------------------------------------
Withholding and other taxes                                     --            --         --     (2,052)    (9,935)       (11,987)
---------------------------------------------------------------------------------------------------------------------------------
Participation exemption income                                  --            --         --          --    (2,237)        (2,237)
---------------------------------------------------------------------------------------------------------------------------------
Changes in tax rates                                            --            --         --       (176)      (196)          (372)
---------------------------------------------------------------------------------------------------------------------------------
Exchange loss                                                   --            --         --         213        380            593
---------------------------------------------------------------------------------------------------------------------------------
Other                                                           24           115      (249)       (444)      1,241            687
=================================================================================================================================
Income tax benefit (provision)                               5,940         5,349    (1,324)     (2,630)    (3,557)          3,778
=================================================================================================================================



(a) As a consequence of the acquisition of ETPM, taxation in France has become more significant and has therefore been separately identified in 2001 and
    2000. In 1999, it was included in "other".



(b) The reported utilization of prior year losses against current year profits represents entities where deferred tax assets had not previously been recognized for those losses.



(c) The statutory tax rate for the "other" category represents a weighted average of various local statutory tax rates including certain revenue taxes.

---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED NOVEMBER 30                                U.S.   Scandinavia       U.K.   France(a)      Other          Total
(in thousands)                                                   $             $          $           $          $              $
=================================================================================================================================
(Loss)/income before income taxes and minority interests  (41,085)        18,015      (128)                 30,902          7,704
---------------------------------------------------------------------------------------------------------------------------------
Utilization of prior year losses(b)                             --            --         --               (10,926)       (10,926)
---------------------------------------------------------------------------------------------------------------------------------
Income in non-taxable areas                                     --            --         --                (8,648)        (8,648)
---------------------------------------------------------------------------------------------------------------------------------
Losses for which no benefit is
  recognized                                                    --            --         --                  8,398          8,398
=================================================================================================================================
Taxable (loss) income                                     (41,085)        18,015      (128)                 19,726        (3,472)
---------------------------------------------------------------------------------------------------------------------------------
Statutory tax rate                                             34%           28%        30%                    37%(c)         50%
=================================================================================================================================
Tax at statutory rate                                       13,969       (5,044)         38                (7,221)          1,742
---------------------------------------------------------------------------------------------------------------------------------
Non-deductible amortization                                     --          (51)      (145)                  (329)          (525)
---------------------------------------------------------------------------------------------------------------------------------
Adjustments in respect of prior years                           --            --        750                     --            750
---------------------------------------------------------------------------------------------------------------------------------
State tax credit                                               975            --         --                     --            975
---------------------------------------------------------------------------------------------------------------------------------
Imputed tax deduction                                           --            --         --                  4,030          4,030
---------------------------------------------------------------------------------------------------------------------------------
Change in valuation allowance                                (216)            --    (1,800)                  1,968           (48)
---------------------------------------------------------------------------------------------------------------------------------
Non-taxable dividend income from joint ventures                 --            --         --                    189            189
---------------------------------------------------------------------------------------------------------------------------------
Changes in tax rates                                            --            --      (192)                     --          (192)
---------------------------------------------------------------------------------------------------------------------------------
Exchange loss                                                   --           253        983                    257          1,493
---------------------------------------------------------------------------------------------------------------------------------
Other                                                          210           249      (192)                  (172)             95
=================================================================================================================================
Income tax benefit (provision)                              14,938       (4,593)      (558)                (1,278)          8,509
=================================================================================================================================



(a) As a consequence of the acquisition of ETPM, taxation in France has become more significant and has therefore been separately identified in 2001 and
    2000. In 1999, it was included in "other".



(b) The reported utilization of prior year losses against current year profits represents entities where deferred tax assets had not previously been recognized for those losses.



(c) The statutory tax rate for the "other" category represents a weighted average of various local statutory tax rates including certain revenue taxes.

11.  PENSION COMMITMENTS



    The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relative to these plans for the years ended November 30, 2001, 2000 and 1999 was $1.6 million, $1.1 million and
$1.4 million, respectively.



    The Company operates both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes primarily are comprised of marketable securities.



    The following tables provide a reconciliation of benefit obligation and plan assets:



---------------------------------------------------------------------------------
AS OF NOVEMBER 30                                                 2001       2000
(IN THOUSANDS)                                                       $          $
=================================================================================
CHANGE IN BENEFIT OBLIGATION
---------------------------------------------------------------------------------
Benefit obligation at beginning of year                         18,558     17,742
---------------------------------------------------------------------------------
Service cost                                                     1,735      1,394
---------------------------------------------------------------------------------
Interest cost                                                    1,165      1,010
---------------------------------------------------------------------------------
Actuarial (gains)/losses                                         (266)      1,133
---------------------------------------------------------------------------------
Foreign currency exchange rate changes                             131    (2,295)
---------------------------------------------------------------------------------
Benefits paid from plan assets                                   (423)      (426)
=================================================================================
Benefit obligation at end of year                               20,900     18,558
=================================================================================
CHANGE IN PLAN ASSETS
---------------------------------------------------------------------------------
Fair value of plan assets at beginning of year                  19,155     19,023
---------------------------------------------------------------------------------
Actual return on plan assets                                   (2,198)      1,911
---------------------------------------------------------------------------------
Foreign currency exchange rate changes                             192    (2,407)
---------------------------------------------------------------------------------
Company contributions                                            1,508      1,054
---------------------------------------------------------------------------------
Benefits paid from plan assets                                   (423)      (426)
---------------------------------------------------------------------------------
Plan amendments                                                    240         --
=================================================================================
Fair value of plan assets at end of year                        18,474     19,155
=================================================================================



    The following table sets forth the funded status of the funded defined benefit pension plans:



---------------------------------------------------------------------------------
                                                                 Pension benefits
FOR THE YEAR ENDED NOVEMBER 30                                    2001       2000
(IN THOUSANDS)                                                       $          $
=================================================================================
Funded status of the plans                                     (2,426)        597
---------------------------------------------------------------------------------
Unrecognized net gain                                            5,936      2,693
---------------------------------------------------------------------------------
Unrecognized prior service benefit                                 259        287
---------------------------------------------------------------------------------
Unrecognized net transition obligation                           (287)      (316)
=================================================================================
Prepaid benefit cost                                             3,482      3,261
=================================================================================

    The weighted average assumptions used are as follows:



--------------------------------------------------------------------------------------------
                                                                            Pension benefits
                                                                  2001       2000       1999
FOR THE YEAR ENDED NOVEMBER 30                                       %          %          %
============================================================================================
Discount rate                                                   6.2        6.1        6.1
--------------------------------------------------------------------------------------------
Expected return on plan assets                                  7.0        7.0        7.1
--------------------------------------------------------------------------------------------
Rate of compensation increase                                   3.2        3.3        3.3
--------------------------------------------------------------------------------------------



    Net periodic pension benefit costs for funded defined benefit schemes include the following components:



--------------------------------------------------------------------------------------------
                                                                            Pension benefits
FOR THE YEAR ENDED NOVEMBER 30                                    2001       2000       1999
(IN THOUSANDS)                                                       $          $          $
============================================================================================
Service cost                                                     1,735      1,394      1,426
--------------------------------------------------------------------------------------------
Interest cost                                                    1,165      1,010      1,040
--------------------------------------------------------------------------------------------
Expected return on plan assets                                 (1,308)    (1,287)    (1,251)
--------------------------------------------------------------------------------------------
Amortization of transition obligation                             (41)         92       (47)
--------------------------------------------------------------------------------------------
Recognized net actuarial losses                                     38         38        155
--------------------------------------------------------------------------------------------
Amortization of prior service benefit                               86       (41)         44
============================================================================================
Benefit cost                                                     1,675      1,206      1,367
============================================================================================



    As at November 30, 2001, all of the Company's funded pension plans had benefit obligations in excess of plan assets. As at November 30, 2000, the Company had funded pension plans which had benefit obligations in excess of plan assets. The benefit obligations of these plans were $6.9 million and the value of assets under these plans were $6.2 million.



    The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded plan.



---------------------------------------------------------------------------------
                                                                 Pension benefits
FOR THE YEAR ENDED NOVEMBER 30                                    2001       2000
(IN THOUSANDS)                                                       $          $
=================================================================================
Benefit obligation at beginning of year                          3,797         --
---------------------------------------------------------------------------------
Acquisitions                                                       612      3,642
---------------------------------------------------------------------------------
Service cost                                                       301        277
---------------------------------------------------------------------------------
Interest cost                                                      223        213
---------------------------------------------------------------------------------
Benefits paid from plan assets                                      --       (85)
---------------------------------------------------------------------------------
Foreign currency exchange rate changes                              59      (250)
=================================================================================
Benefit obligation at end of year                                4,992      3,797
=================================================================================

    As the plan is unfunded, the benefit obligation is equal to the unfunded status of the plan and the accrued pension liability.



    The weighted average assumptions used are as follows:



---------------------------------------------------------------------------------
                                                                 Pension benefits
                                                                  2001       2000
FOR THE YEAR ENDED NOVEMBER 30                                       %          %
=================================================================================
Discount rate                                                   6.2        5.5
---------------------------------------------------------------------------------
Expected return on plan assets                                  N/A        N/A
---------------------------------------------------------------------------------
Rate of compensation increase                                   3.0        3.5
=================================================================================



    Net periodic pension benefit costs include the following components:



---------------------------------------------------------------------------------
                                                                 Pension benefits
FOR THE YEAR ENDED NOVEMBER 30                                    2001       2000
(IN THOUSANDS)                                                       $          $
=================================================================================
Service cost                                                    301        277
---------------------------------------------------------------------------------
Interest cost                                                   223        213
=================================================================================
Benefit cost                                                    524        490
=================================================================================



    In Asia Pacific, retirement indemnities, for which the Company has accrued $0.3 million at November 30, 2001 (2000: $0.3 million) are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels.



12.  BANK OVERDRAFT AND LINES OF SHORT-TERM CREDIT



    As of November 30, 2001, the Company has external, third-party bank overdraft and lines of credit and short-term loan notes totalling $45.9 million (2000: $38.3 million). Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.22% to 6.75% at November 30, 2001. As of November 30, 2001 short-term borrowings under these facilities totalled
$5.2 million (2000: $1.8 million).



13.  LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS



    The Company's principal credit facility is a $440.0 million Secured Multi-Currency Revolving Facility (the "Secured Credit Facility") with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC. The Secured Credit Facility was entered into on September 22, 2000.



    The Secured Credit Facility is a five-year revolving credit facility, which reduces to $385.0 million and $330.0 million on August 31, 2002 and August 31, 2003, respectively. The total amount which can be drawn under the facility and the interest charge on outstanding debt is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The interest charge will range from 0.75% to 1.75% over the London InterBank Offer Rate ("LIBOR").

Debt under the Secured Credit Facility is secured by a first priority mortgage on certain of the Company's ships.



    Under the Secured Credit Facility agreement, the Company is permitted to borrow up to $100.0 million from SNSA provided that this debt is subordinate and junior to all indebtedness due under the agreement.



    As of November 30, 2001, the Company had available bank facilities of $485.9 million of which $340.2 million were utilized. Of the bank facilities utilized, $335.0 million was classified as long-term debt.



    Long-term debt, excluding borrowings from SNSA, comprises the following:



---------------------------------------------------------------------------------
AS OF NOVEMBER 30                                                 2001       2000
(IN THOUSANDS)                                                       $          $
=================================================================================
Revolving credit agreement with a weighted average interest
  rate of 3.82% (2000: 8.31%)                                  335,000    265,000
---------------------------------------------------------------------------------
Other bank borrowings                                               17         32
=================================================================================
                                                               335,017    265,032
---------------------------------------------------------------------------------
Less: current portion                                             (17)       (16)
=================================================================================
Long-term debt                                                 335,000    265,016
=================================================================================



    The net book value of assets collateralizing this debt was $365.3 million as of November 30, 2001.



    Total debt outstanding at November 30, 2001 is repayable as $335.0 million in U.S. Dollars.



    Minimum annual principal repayments of debt for the fiscal years subsequent to November 30, 2001 are as follows:



----------------------------------------------------------------------
(in thousands)                                                       $
======================================================================
2002                                                               17
----------------------------------------------------------------------
2003                                                            5,000
----------------------------------------------------------------------
2005                                                          330,000
======================================================================
                                                              335,017
======================================================================



    The Secured Credit Facility contains various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA.



    At November 30, 2001, property under capital leases, comprising operating and other equipment, amounts to $31.9 million, at cost. Accumulated amortization of these leases is $3.5 million.

    Minimum payments under capital leases at November 30, 2001, which are due primarily in U.S. Dollars, are as follows:



----------------------------------------------------------------------
(in thousands)                                                       $
======================================================================
2002                                                            25,051
----------------------------------------------------------------------
2003                                                                20
----------------------------------------------------------------------
2004 to 2006                                                         7
======================================================================
Total minimum lease payments                                    25,078
----------------------------------------------------------------------
Less: Amount representing interest and executory costs         (1,416)
======================================================================
Present value of net minimum lease payments                     23,662
======================================================================



14.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES



    Accounts payable and accrued liabilities comprise the following:



---------------------------------------------------------------------------------
AS OF NOVEMBER 30                                                 2001       2000
(IN THOUSANDS)                                                       $          $
=================================================================================
Invoice accruals                                              230,243    154,758
---------------------------------------------------------------------------------
Trade payables                                                108,750     97,418
---------------------------------------------------------------------------------
Trade notes payable                                               151        790
---------------------------------------------------------------------------------
Other                                                          10,296      2,658
=================================================================================
                                                              349,440    255,624
=================================================================================



15.  RELATED PARTY TRANSACTIONS



    Related party transactions consisted of the following charges paid to SNSA:



--------------------------------------------------------------------------------------------
FOR THE YEAR ENDED NOVEMBER 30                                    2001       2000       1999
(IN THOUSANDS)                                                       $          $          $
--------------------------------------------------------------------------------------------
Management services                                            3,676      3,290       2,500
--------------------------------------------------------------------------------------------
Interest charges                                                 394      3,561      10,412
--------------------------------------------------------------------------------------------
Guarantee fees                                                    --        282          --
============================================================================================



    Management services comprise charges for legal, administrative, treasury, taxation, insurance and information technology services performed by SNSA for the Company.



    Short-term payables due to SNSA of $9.5 million as of November 30, 2001 (2000: $8.5 million) relate primarily to outstanding insurance premiums and management service charges.

16.  RESTRUCTURING AND REORGANIZATION PROGRAM



    In 2000, in relation to the integration of ETPM, the Company recorded restructuring charges of $3.3 million. Additionally, the Company capitalized costs of $1.0 million, net of tax, as an adjustment to the purchase price of ETPM.



    The costs are summarized in the table below.



------------------------------------------------------------------------------------------------
                                                               Expensed
                                                                  (non-
FOR THE YEAR ENDED                                            recurring
NOVEMBER 30, 2000                                                items)   Capitalized      Total
(in thousands)                                                        $             $          $
================================================================================================
Redundancy costs                                                 2,610             --    2,610
------------------------------------------------------------------------------------------------
Lease costs, net of tax of $0.4 million                             --            961      961
------------------------------------------------------------------------------------------------
Integration costs                                                  684             --      684
================================================================================================
Total                                                            3,294            961    4,255
================================================================================================



    The reorganization program removed duplicate capacity in the U.K. and SEAME regions. The Company recorded redundancy costs of $0.9 million to close the former ETPM sites in the United Kingdom and transfer all administrative and operational functions to the Company's office in Aberdeen, Scotland and $1.7 million to close its office in Marseille, France and transfer all operational and administrative functions for the SEAME region to Paris, France. The costs associated with leasing and maintaining the U.K. premises while vacant and, subsequently terminating the leases, amounted to $1.0 million. The lease costs were capitalized as an adjustment to the purchase price of ETPM. Additionally, integration costs of $0.7 million were incurred to introduce common information and reporting systems and to standardize processes. All redundancy, integration and lease costs have been fully paid, and there is no outstanding provision for such costs at November 30, 2001.



    During 1999, the Company carried out a reorganization of its North Sea operations and closed offices in the United Kingdom and Norway. Non-recurring costs amounting to $1.6 million were expensed, of which $1.3 million related to redundancy and relocation costs and $0.3 million related to other administrative costs. All costs relating to this reorganization were paid out during 1999 and 2000, and there is no outstanding provision for such costs at November 30, 2001.



17.  OPERATING LEASES



    Total operating lease commitments as of November 30, 2001 amount to $103.6 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships account for $53.9 million of the total commitments. The remaining obligations relate to office facilities and equipment.

    Total minimum annual lease commitments are payable as follows:



----------------------------------------------------------------------
(in thousands)                                                       $
======================================================================
2002                                                           25,803
----------------------------------------------------------------------
2003                                                           22,874
----------------------------------------------------------------------
2004                                                           15,505
----------------------------------------------------------------------
2005                                                           13,809
----------------------------------------------------------------------
2006                                                           11,263
----------------------------------------------------------------------
Thereafter                                                     14,299
======================================================================
                                                              103,553
======================================================================



(in thousands)                                                       $
======================================================================
Norwegian Kroner                                               47,124
----------------------------------------------------------------------
Euros                                                          33,168
----------------------------------------------------------------------
U.S. Dollars                                                   15,920
----------------------------------------------------------------------
British Pounds                                                  6,633
----------------------------------------------------------------------
Singapore Dollars                                                 488
----------------------------------------------------------------------
Australian Dollars                                                220
======================================================================
                                                              103,553
======================================================================



    Total operating lease rentals charged as an expense for the year ended November 30, 2001 were $21.4 million (2000: $23.2 million and 1999:
$28.1 million).



    Future minimum lease payments have not been reduced by future minimum sublease rentals of $3.7 million under operating leases.



18.  SEGMENT AND RELATED INFORMATION



    In 1999, the Company adopted SFAS No. 131, "DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION" which changed the way the Company reported information about its operating segments.



    The Company has reportable segments based on the geographic distribution of the activities as follows: the Asia Pacific reporting segment includes all activities east of the Indian sub-continent including Australasia; the North America reporting segment includes all activity in Canada, the U.S. and Central America; the Norway reporting segment includes all activities in Scandinavia and the Baltic states; the SEAME reporting segment covers activities in Southern Europe and Africa, India and the Middle East; the South America reporting segment incorporates activities in South America and the islands of the southern Atlantic Ocean; and the United Kingdom reporting segment includes activities in the United Kingdom, Ireland, Germany, Belgium, The Netherlands and islands in the northern Atlantic Ocean. The Corporate reporting segment includes items that cannot be allocated to one particular region. This reporting segment includes activities of the SHL and NKT joint ventures; Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors; Paragon and Litwin, which both provide engineering services for the offshore oil and gas industry. Also included in Corporate are assets which have global mobility including construction support ships and ROVs; other assets that are used globally and therefore cannot be attributed to any one reporting segment; and management and corporate services provided for the benefit of the whole group, including engineering, finance and legal departments.



    The accounting policies of the reporting segments are the same as those described in Note 2. The segmental information is presented after the elimination of intercompany balances between the reportable segments. For the years ended November 30, 2000 and 1999, inter segment sales and transfers are not significant. For the year ended November 30, 2001, Corporate shows a significant increase in net operating revenue. This revenue arises from Paragon and Litwin, which were acquired during 2001.



    Summarized financial information concerning each of the Company's reportable segments is provided in the following tables:



---------------------------------------------------------------------------------------------------------------------------------
                                           Asia       North                             South
FOR THE YEAR ENDED NOVEMBER 30, 2001    Pacific     America     Norway      SEAME     America       U.K.    Corporate       Total
(in thousands)                                $           $          $          $           $          $            $           $
=================================================================================================================================
Net operating revenue--external          39,437     276,681    110,631    520,207      50,472    214,721       43,789   1,255,938
---------------------------------------------------------------------------------------------------------------------------------
Net operating revenue--internal(a)        4,255      78,970     36,768     78,311      12,674     53,080        4,567          --
---------------------------------------------------------------------------------------------------------------------------------
Equity in net income of
  non-consolidated joint ventures            --          --      5,798     10,902          --         --      (5,045)      11,655
---------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization           (2,015)    (21,546)    (1,074)    (5,984)     (6,003)    (1,480)     (53,648)    (91,750)
---------------------------------------------------------------------------------------------------------------------------------
Impairment of Comex trade name               --          --         --         --          --         --      (7,932)     (7,932)
---------------------------------------------------------------------------------------------------------------------------------
Research and development expense             --          --         --         --          --         --        (393)       (393)
---------------------------------------------------------------------------------------------------------------------------------
Interest expense                          (421)     (2,942)      (118)    (2,891)     (2,285)      (458)     (20,156)    (29,271)
---------------------------------------------------------------------------------------------------------------------------------
Interest income                              --          --         --         --          --         --        2,451       2,451
---------------------------------------------------------------------------------------------------------------------------------
Income tax (expense) benefit            (3,242)          --      1,025   (19,672)          --      4,269      (2,999)    (20,619)
---------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                       (3,238)    (36,191)     12,746      4,857       5,494      5,554      (3,425)    (14,203)
---------------------------------------------------------------------------------------------------------------------------------
Segment assets                           37,449     325,613     55,475    294,267      87,517     81,050      678,892   1,560,263
---------------------------------------------------------------------------------------------------------------------------------
Long-lived assets(b)                     14,328      70,244     12,839     64,875      62,092     13,073      613,741     851,192
---------------------------------------------------------------------------------------------------------------------------------
Investments in and advances to
  non-consolidated joint ventures            --          --      5,684      7,865          --         --       21,980      35,529
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                        270       1,789        430      4,060      18,824         --       37,495      62,868
=================================================================================================================================



---------------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED NOVEMBER 30, 2000
(in thousands)
=================================================================================================================================
Net operating revenue                    40,507     122,314    198,779    444,877      52,836    123,607          500     983,420
=================================================================================================================================
Equity in net income of
  non-consolidated joint ventures            --          --      1,019      9,427          --         --      (4,653)       5,793
---------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization           (2,591)    (21,717)    (1,102)    (4,770)     (5,972)    (3,620)     (42,345)    (82,117)
---------------------------------------------------------------------------------------------------------------------------------
Research and development expense             --          --         --         --          --         --        (950)       (950)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring charge                         --          --         --    (1,793)          --    (1,501)           --     (3,294)
---------------------------------------------------------------------------------------------------------------------------------
Interest expense                          (642)     (5,225)      (626)    (1,503)     (2,206)    (1,199)     (20,756)    (32,157)
---------------------------------------------------------------------------------------------------------------------------------
Interest income                              --          --         --         --          --         --        2,165       2,165
---------------------------------------------------------------------------------------------------------------------------------
Income tax (expense) benefit              (104)       5,940      3,662   (10,867)       (340)      3,483        2,004       3,778
---------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                      (15,020)    (15,285)      6,719      9,242       8,081    (5,724)     (22,456)    (34,443)
---------------------------------------------------------------------------------------------------------------------------------
Segment assets                           32,974     268,663     62,301    253,625      77,559     97,316      610,334   1,402,772
---------------------------------------------------------------------------------------------------------------------------------
Long-lived assets(b)                     16,450      88,924      6,527     73,127      66,207     26,786      586,554     864,575
---------------------------------------------------------------------------------------------------------------------------------
Investments in and advances to
  non-consolidated joint ventures            --          --      2,470      8,488          --         --       26,046      37,004
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                        438       3,107        337      3,769      20,307          9       33,757      61,724
=================================================================================================================================



(a) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.



(b) Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

---------------------------------------------------------------------------------------------------------------------------------
                                            Asia       North                             South
FOR THE YEAR ENDED NOVEMBER 30, 1999     Pacific     America     Norway      SEAME     America       U.K.    Corporate      Total
(in thousands)                                 $           $          $          $           $          $            $          $
=================================================================================================================================
Net operating revenue                     42,715     156,399    164,539     57,114      56,355    162,032        1,572    640,726
---------------------------------------------------------------------------------------------------------------------------------
Equity in net income of
  non-consolidated joint ventures             --          --      3,526      1,145          --         --          526      5,197
---------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization            (2,417)    (24,127)    (2,476)    (1,413)     (5,244)    (2,149)     (18,310)   (56,136)
---------------------------------------------------------------------------------------------------------------------------------
Research and development expense              --          --         --         --          --         --      (1,162)    (1,162)
---------------------------------------------------------------------------------------------------------------------------------
Restructuring charge                          --          --    (1,261)         --          --      (378)           --    (1,639)
---------------------------------------------------------------------------------------------------------------------------------
Interest expense                           (455)     (3,948)    (1,845)      (555)       (987)    (1,711)      (8,191)   (17,692)
---------------------------------------------------------------------------------------------------------------------------------
Interest income                               --          --         --         --          --         --          966        966
---------------------------------------------------------------------------------------------------------------------------------
Income tax benefit (expense)                 465      14,609    (4,593)        530          --    (2,803)          301      8,509
---------------------------------------------------------------------------------------------------------------------------------
Net (loss) income                        (4,548)       8,521     11,190      3,928       8,776    (2,283)      (9,371)     16,213
---------------------------------------------------------------------------------------------------------------------------------
Capital expenditures                       3,704       9,030        913        380      14,661      1,818       60,412     90,918
=================================================================================================================================



(a) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.



(b) Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.



    Revenue Analysis by Product Line:



=============================================================================================
FOR THE YEAR ENDED NOVEMBER 30,
(in thousands)                                                     2001      2000       1999
=============================================================================================
Regional Business                                               314,191   285,152    336,523
---------------------------------------------------------------------------------------------
Subsea Construction                                             279,482   267,071    160,950
---------------------------------------------------------------------------------------------
Pipelay & EPIC(a)                                               337,765   213,744          0
---------------------------------------------------------------------------------------------
Deepwater Development(b)                                        280,712   199,958    141,681
---------------------------------------------------------------------------------------------
Standalone Businesses(c)                                         43,788    17,495      1,570
---------------------------------------------------------------------------------------------
Total Revenue                                                 1,255,938   983,420    640,654
=============================================================================================



(a)  This product line did not exist until 2000.



(b)  This product line was called Field Development in 1999.



(c)  This relates to Serimer DASA Paragon Engineering and other.

    During the year ended November 30, 2001, two customers of the Company each individually accounted for more than 10% of the Company's revenue. The revenue from the largest customer was $269.2 million and was attributable to the SEAME reporting segment (2000: $198.2 million attributable to the Norway, SEAME, U.K. and North America reporting segments). The revenue from the second customer was $131.5 million and was attributable to the North America reporting segment.



    During the year ended November 30, 2000, in addition to the largest customer described in the comparative information above, another customer accounted for more than 10% of the Company's revenue. The revenue from this customer was $99.3 million and was attributable to the Asia Pacific, Norway, SEAME, U.K. and North America reporting segments.



    During the year ended November 30, 1999, one customer accounted for more than 10% of the Company's revenue. Revenue from this customer was $76.5 million and was attributable to the Norway reporting segment.



19.  COMMON SHARES, CLASS A SHARES AND CLASS B SHARES



    The Company has authorized share capital of 140,000,000 Common Shares, par value $2.00 per share, and 34,000,000 Class B Shares, par value $2.00 per share. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholders.



    On March 7, 2001, the Company reorganized the share structure of the Company by increasing the authorized share capital of the Company from 102,000,000 to 140,000,000 Common Shares and reclassifying all outstanding Class A Shares to Common Shares on a one-for-one basis.



    On February 4, 2000, the Company issued 6,142,857 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of the French offshore construction and engineering company ETPM as described in Note 3.



    During 2000, the Company, through a series of transactions, issued 19,775,223 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, to SNSA for cash of $200.0 million.



    On December 7, 1999, the Company issued 1,758,242 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of the 49% interest in NKT as described in Note 3.



    As of November 30, 2001, 70,228,536 Common Shares and 34,000,000 Class B Shares were outstanding. SNSA holds 42% of the Common Shares and 100% of the Class B Shares which represents an economic interest of 53% of the Company and 61% of the voting rights.



    Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which require an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.



    Luxembourg law requires that 5% of the Company's unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Company, as represented by Common Shares and Class B Shares, after which no further allocations are required until further issuance of shares.



    The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares and Class B Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.



    No portion of retained earnings represents undistributed earnings of non-consolidated joint ventures at November 30, 2001 or 2000.



20.  SHARE OPTION PLAN



    On April 28, 1993 the Company adopted a share option plan ("the Plan") covering 7.7 million shares represented by Common Shares, Class A Shares or any combination thereof not exceeding 7.7 million. Since March 7, 2001, all Class A Share options, when exercised, are automatically converted into Common Shares.



    The Company accounts for awards granted to directors and key employees under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for all share option grants in fiscal years 2001, 2000 and 1999 been determined consistent with SFAS No. 123, the Company's net (loss) income and net (loss) income per share would be changed to the following pro forma amounts:



============================================================================================
FOR THE YEAR ENDED NOVEMBER 30                                   2001       2000       1999
(in thousands, except per share data)                               $          $          $
============================================================================================
Net (loss) income                                             (14,203)   (34,443)    16,213
--------------------------------------------------------------------------------------------
Net (loss) income pro forma                                   (17,944)   (37,633)    13,644
--------------------------------------------------------------------------------------------
(LOSS) INCOME PER SHARE, AS REPORTED
--------------------------------------------------------------------------------------------
Basic                                                           (0.16)     (0.44)      0.27
--------------------------------------------------------------------------------------------
Diluted                                                         (0.16)     (0.44)      0.27
--------------------------------------------------------------------------------------------
(LOSS) INCOME PER SHARE PRO FORMA
--------------------------------------------------------------------------------------------
Basic                                                           (0.21)     (0.48)      0.23
--------------------------------------------------------------------------------------------
Diluted                                                         (0.21)     (0.48)      0.23
============================================================================================



    Options may be granted under the Plan which are exercisable during periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. A Compensation Committee appointed by the Company's Board of Directors administers the Plan. Options are awarded at the discretion of the Company to Directors and key employees.

    The following tables reflect activity under the Plan for the three-year period ended November 30, 2001:



--------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED NOVEMBER 30                          2001                  2000                  1999
--------------------------------------------------------------------------------------------------------
                                                    WEIGHTED              Weighted              Weighted
                                                     AVERAGE               average               average
                                                    EXERCISE              exercise              exercise
                                                       PRICE                 price                 price
                                             SHARES        $      SHARES         $      SHARES         $
========================================================================================================
Outstanding at beginning of year          2,533,249    10.00   2,088,736     9.44    1,971,304     8.94
--------------------------------------------------------------------------------------------------------
Granted                                     640,300    13.43     880,949    10.34      365,304    10.49
--------------------------------------------------------------------------------------------------------
Exercised                                   (75,612)     6.98   (309,237)     6.14    (121,901)     4.71
--------------------------------------------------------------------------------------------------------
Forfeited                                   (73,527)    11.15   (127,199)    11.63    (125,971)    10.32
========================================================================================================
Outstanding at end of year                3,024,410    10.77   2,533,249    10.00    2,088,736     9.44
========================================================================================================
Exercisable at end of year                1,477,306     9.65   1,037,466     8.99      971,944     7.72
========================================================================================================
Weighted average fair value of options
  granted                                              10.36                 7.43                  8.12
========================================================================================================



    All share data and per share data has been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.



    The fair value of each share option grant is estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:



============================================================================================
                                                                 2001       2000       1999
============================================================================================
Risk free interest rates                                        5.62%      6.55%      5.82%
--------------------------------------------------------------------------------------------
Expected lives                                                7 YEARS    7 years    7 years
--------------------------------------------------------------------------------------------
Expected volatility                                             81.0%      70.2%      88.0%
--------------------------------------------------------------------------------------------
Expected dividend yields                                           --         --         --
============================================================================================

    The following tables summarize information about share options outstanding as of November 30, 2001:



----------------------------------------------------------------------------------------------------
AS OF NOVEMBER 30, 2001                      Options outstanding                 Options exercisable
----------------------------------------------------------------------------------------------------
                                                        Weighted   Weighted                 Weighted
                                                         average    average                  average
                                                       remaining   exercise                 exercise
                                          Options    contractual      price        Number      price
Range of exercise price               outstanding   life (years)          $   exercisable          $
====================================================================================================
COMMON SHARES
----------------------------------------------------------------------------------------------------
$13.56 - 16.58                           800,300           8.79       14.25       137,625      16.58
----------------------------------------------------------------------------------------------------
$ 7.82 - 11.12                            13,000           9.73        9.81            --         --
----------------------------------------------------------------------------------------------------
$ 5.17 -  7.38                           121,830           4.95        5.74       121,830       5.74
----------------------------------------------------------------------------------------------------
$ 2.71 -  3.00                           111,750           3.77        2.77       111,750       2.77
====================================================================================================
                                       1,046,880           7.82       11.98       371,205       8.87
====================================================================================================
CLASS A SHARES
----------------------------------------------------------------------------------------------------
$12.13 - 16.58                           106,250           6.72       16.18        74,938      16.44
----------------------------------------------------------------------------------------------------
$ 7.82 - 11.13                         1,115,187           8.16       10.21       353,234      10.19
----------------------------------------------------------------------------------------------------
$ 5.17 -  7.38                            61,290           4.95        5.74        61,290       5.74
----------------------------------------------------------------------------------------------------
$ 2.71 -  3.00                            52,125           3.80        2.77        52,125       2.77
====================================================================================================
                                       1,334,852           7.73       10.19       541,587       9.83
====================================================================================================



    As part of the acquisition of the former Ceanic Corporation in 1998, holders of Ceanic share options were entitled to exercise all vested and one-third of the unvested options, or to convert any portion thereof to vested Stolt Offshore S.A. Common Share options. Their remaining two-thirds unvested Ceanic share options were automatically converted to unvested Stolt Offshore S.A. Common Share options at the date of acquisition. The following table summarizes information about these options which are outstanding as at November 30, 2001:



----------------------------------------------------------------------------------------------------
                                             Options outstanding               Options exercisable
----------------------------------------------------------------------------------------------------
                                                        Weighted   Weighted                 Weighted
                                                         average    average                  average
                                                       remaining   exercise                 exercise
                                          Options    contractual      price        Number      price
Range of exercise price               outstanding   life (years)          $   exercisable          $
====================================================================================================
COMMON SHARES
----------------------------------------------------------------------------------------------------
$7.82 - 11.20                            530,149           5.93       10.75       464,541      10.76
----------------------------------------------------------------------------------------------------
$5.21 -  7.38                            112,529           5.50        6.42        99,973       6.43
====================================================================================================
                                         642,678           5.85        9.99       564,514       9.99
====================================================================================================

21.  PROFIT SHARING PLAN



    During 1993 the Company adopted a profit sharing plan which distributes 10% of the Company's net income after specified adjustments, to certain of its employees worldwide. The determination of an employee's individual award will be based on salary and overall contribution to the Company. The Compensation Committee appointed by the Company's Board of Directors administers this plan. No charge in respect of profit sharing has been included in the statement of operations for each of the years ended November 30, 2001, 2000 and 1999.



22.  COMMITMENTS AND CONTINGENCIES



    The Company has issued performance bonds amounting to $418 million at November 30, 2001. In the normal course of business, the Company provides project guarantees to guarantee the project performance of subsidiaries and joint ventures to third parties.



    At November 30, 2001, the Company has committed to purchase fixed assets of $15.1 million from external suppliers.



    Coflexip S.A. ("CSO") has commenced legal proceedings through the United Kingdom High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the United Kingdom Judgment was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained the validity of the patent and broadened its application compared to the High Court decision. The Company has applied for leave to appeal the Appeal Court decision to the House of Lords, which has now been denied. During 2001, CSO submitted an amended claim to damages claiming the lost profits on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim is for approximately $89 million, up from approximately $14 million claimed previously, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the SEAWAY FALCON was brought into United Kingdom waters. The Company estimates that the total claim will be of the order of $115 million. In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits. The Company, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $115 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, "ACCOUNTING FOR CONTINGENCIES", the Company has reserved $1.5 million in the financial statements, being the lower end of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.



    In September 1999, the Company terminated its charter of the ship, TOISA PUMA, for default. The Company is currently in arbitration with the owners who are contesting that the termination was wrongful. The arbitration has held that the ship was in breakdown, but that the termination was nevertheless wrongful. The Company applied for leave to appeal the decision to the High Court, which has been denied. During 2001, the owner has quantified his claim to approximately $8 million. The Company has disputed the magnitude of the claim in relation to lack of instigation, lack of cost savings and lack of actual loss for parts of the claim. In addition, the Company has a counterclaim related to the breakdown of the ship. The Company, in consultation with its advisers, has assessed the range of possible outcomes for the resolution of damages with the upper amount being $8 million. The Company has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5, the Company has reserved
$2.0 million in
the financial statements, an amount to cover the liability for damages which is at the lower end of the range. The amount of such liability is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.



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



23.  FINANCIAL INSTRUMENTS



    The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company's major foreign currency exposures are to the Euro, British Pound and Norwegian Krone. To manage this volatility, the Company nets the exposures on a consolidated basis to take advantage of natural offsets. For the residual portion, the Company enters into derivative instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.



    All of the Company's derivative instruments are over the counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. The Company's derivative instruments are primarily standard foreign exchange forward contracts which subject the Company to a minimum level of exposure risk and have maturities of less than 18 months. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.



    The following foreign exchange forward contracts, maturing between December 13, 2001 and June 27, 2002 were outstanding as of November 30, 2001:



=======================================================================================================
FOR THE YEAR ENDED NOVEMBER 30                                             2001                  2000
(in thousands)                                               PURCHASE      SELL     Purchase     Sell
=======================================================================================================
Euros                                                          23,396        --     143,894        --
-------------------------------------------------------------------------------------------------------
Singapore Dollars                                                 300        --          --        --
-------------------------------------------------------------------------------------------------------
Norwegian Kroner                                                   --        --      97,000        --
-------------------------------------------------------------------------------------------------------
British Pounds                                                     --        --          --     7,240
-------------------------------------------------------------------------------------------------------



    As of November 30, 2001, the fair values of these derivative instruments were recorded in the consolidated balance sheet as $0.8 million in assets and $0.8 million in liabilities. Gains and losses on these instruments are deferred in OCI until the underlying transaction is recognized in the results of operations. Qualifying cash flow hedges currently deferred in OCI are not material. These amounts will be reclassified into results of operations as the underlying transactions are recognized.

    During the year ended November 30, 2001, no amount was recognized in the statement of operations for an amount relating to a hedge's ineffectiveness or to a discontinued fair value hedge or cash flow hedge.



    The following table summarizes the estimated fair value amounts of the Company's other financial instruments which have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:



=====================================================================================================
                                                                         2001                  2000
                                                            CARRYING     FAIR     Carrying     Fair
AS OF NOVEMBER 30                                             AMOUNT    VALUE       amount    value
(in millions)                                                      $        $            $        $
=====================================================================================================
FINANCIAL ASSETS
-----------------------------------------------------------------------------------------------------
Cash and cash equivalents                                       11.7     11.7          6.3      6.3
-----------------------------------------------------------------------------------------------------
FINANCIAL LIABILITIES
-----------------------------------------------------------------------------------------------------
Bank overdrafts                                                  5.2      5.2          1.8      1.8
-----------------------------------------------------------------------------------------------------
Long-term debt                                                 335.0    335.0        265.0    265.0
=====================================================================================================



    The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of the Company's long-term debt is based on interest rates at November 30, 2001 and 2000 using debt instruments of similar risk.



24.  SUBSEQUENT EVENTS



    Vinci, owner of the 6,142,857 Common Shares issued as partial consideration in the acquisition of ETPM in December 1999, has advised the Company of its intention to sell all of the shares as permitted by the ETPM acquisition agreement. The Company in turn has advised Vinci that it will organize the sale and it is the Company's intention to buy the shares back in the second quarter of 2002. The transaction will be funded through the use of existing credit facilities and the sale of Common Shares to SNSA and other interested parties for up to $65.0 million.

To the Members
of the G.I.E. Mar Profundo Girassol:



    We have audited the accompanying balance sheets of Mar Profundo Girassol as of December 31, 2001 and December 31, 2000 and the related statements of income and cash flows for each of the two years in the period ended December 31, 2001, all expressed in Euros. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on this financial statements based on our audits.



    We conducted our audits in accordance with generally accepted auditing standards in France and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mar Profundo Girassol as of December 31, 2001 and December 31, 2000, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in France.



    Accounting practices used by the company in preparing the accompanying financial statements conform with generally accepted accounting principles in France, but do not conform in certain respects with accounting principles generally accepted in the United States of America ("U.S. GAAP"). A description of these differences and a complete reconciliation of net income to U.S. GAAP is set forth in Note VIII.



Neuilly-sur-Seine,
France,
April 2, 2002



BARBIER FRINAULT & ASSOCIES
Member of Andersen Worldwide Organization
Francis Scheidecker

                                 BALANCE SHEETS



                           DECEMBER 31, 2001 AND 2000



                   ALL AMOUNTS REPORTED IN THOUSAND OF EUROS



---------------------------------------------------------------------------------------------------------
ASSETS                                                                       NOTE        2001        2000
=========================================================================================================
Intangible assets, net                                        I 4                          --          --
Tangible assets, net                                          II 1 - II 2                  --         642
long-term investments, net                                    II 3                         11         232
---------------------------------------------------------------------------------------------------------
TOTAL NONCURRENT ASSETS                                                                    11         874
---------------------------------------------------------------------------------------------------------
Inventories and work-in-progress
Trade accounts receivables                                    IV 1                     88,220     116,072
Other receivables                                             IV 1                     37,475      23,193
Cash and cash equivalents                                     III                      17,893      15,245
Prepaid expenses                                              IV 2                        520       2,363
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                          144,108     156,873
=========================================================================================================
LIABILITIES AND EQUITY                                        Note                      2,001       2,000
---------------------------------------------------------------------------------------------------------
Profit for the financial year                                                          17,263      27,294
Equity                                                                                 17,263      27,294
Reserves for losses and contingencies                         V 1                       3,734       1,302
Bank overdrafts                                                                        16,052       1,090
Trade accounts payable                                        V 2                      58,953     113,759
Other payables                                                V 2                      48,024      14,199
Deferred revenue                                                                           93         103
---------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                             123,122     129,151
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                                                          144,119     157,747
=========================================================================================================



    The accompanying notes are an integral part of these financial statements.

                               INCOME STATEMENTS



             FOR THE THREE FINANCIAL YEARS ENDED DECEMBER 31, 2001



                   ALL AMOUNTS REPORTED IN THOUSAND OF EUROS



----------------------------------------------------------------------------------------------------------
                                                                                                      1999
                                                                  NOTE       2001       2000   (UNAUDITED)
==========================================================================================================
Sales                                                         VI 1        113,287    243,428       406,515
Other income                                                                  657        585           550
----------------------------------------------------------------------------------------------------------
TOTAL OPERATING PRODUCTS                                                  113,943    244,013       407,065
----------------------------------------------------------------------------------------------------------
Purchase of raw material, equipment and supplies                           40,140    148,054       272,271
Other purchases and external charges                                       51,046     64,473        84,405
Taxes                                                                       1,491        391           992
Allowance for provisions and depreciations                                  3,426      1,372         2,823
Other expenses                                                                126        187         1,070
----------------------------------------------------------------------------------------------------------
TOTAL OPERATING EXPENSES                                                   96,229    214,477       361,561
----------------------------------------------------------------------------------------------------------
Operating income                                                           17,714     29,536        45,504
----------------------------------------------------------------------------------------------------------
Financial interests and income                                                 84         94           137
Foreign exchange gains                                                        119        356           163
Net gains on sales of short-term investments                                   25         74           117
----------------------------------------------------------------------------------------------------------
TOTAL FINANCIAL INCOME                                                        229        524           417
----------------------------------------------------------------------------------------------------------
Financial expenses and interests                                                2          5             3
Foreign exchange losses                                                       681      2,471           668
----------------------------------------------------------------------------------------------------------
Total financial expenses                                      VI 3            683      2,476           671
----------------------------------------------------------------------------------------------------------
Financial income, net                                                       (454)    (1,952)         (254)
----------------------------------------------------------------------------------------------------------
Extraordinary income                                          VI 4              3      (290)         (155)
----------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                             VI 5         17,263     27,294        45,095
==========================================================================================================



    The accompanying notes are an integral part of these financial statements.

                            STATEMENT OF CASH FLOWS



             FOR THE THREE FINANCIAL YEARS ENDED DECEMBER 31, 2001



                   ALL AMOUNTS REPORTED IN THOUSAND OF EUROS



-----------------------------------------------------------------------------------------------
                                                                                           1999
                                                                  2001       2000     Unaudited
===============================================================================================
A--Cash flows from operating activities
Net Income                                                      17,263     27,294        45,095
Adjustments to reconcile net income to net cash provided
  (used in) by activities
Depreciation and amortization                                      641      1,052         1,397
Increase (decrease) of provisions                                2,432      (265)         1,497
Loss (gain) on sale of property, plant and equipment                 8        290            85
-----------------------------------------------------------------------------------------------
                                                                20,344     28,371        48,074
Changes in assets and liabilities
Decrease (increase) in trade accounts receivable                27,852     12,541     (101,260)
Decrease (increase) other current assets                      (12,440)     40,320         6,910
Increase (decrease) in trade accounts payable                 (54,806)    (5,265)        58,024
Increase (decrease) in other current liabilities                33,815   (17,162)      (10,323)
                                                                    --         --            --
-----------------------------------------------------------------------------------------------
                                                               (5,579)     30,434      (46,649)
-----------------------------------------------------------------------------------------------
Net Cash provided by operating activities                       14,765     58,805         1,425
B--Cash flows from investing activities
Increase of fixed assets
Acquisitions of fixed assets                                      (11)       (12)         (783)
Rent deposits                                                      222      (126)         (106)
-----------------------------------------------------------------------------------------------
                                                                   211      (138)         (889)
Proceeds from sales of assets                                        4        114           164
Increase (decrease) of liabilities related to investments           --         --         (515)
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                              215       (24)       (1,240)
C--Cash flows from financing activities
Dividends paid                                                (27,294)   (45,095)            --
-----------------------------------------------------------------------------------------------
Increase (decrease) in bank overdrafts                          14,962      1,087           (4)
-----------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES           (12,332)   (44,008)           (4)
-----------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS             2,648     14,773           181
-----------------------------------------------------------------------------------------------
Cash and cash equivalents at beginning of year                  15,245        472           291
===============================================================================================
CASH AND CASH EQUIVALENTS AT END OF YEAR                        17,893     15,245           472
===============================================================================================



    The accompanying notes are an integral part of these financial statements.

                       NOTES TO THE FINANCIAL STATEMENTS



    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



    Mar Profundo Girassol is a "Groupement d'Interet Economique" (G.I.E.), which is a French form of joint venture. It was incorporated April, 2 1998 and registered June, 15 1998. The registration has a term of five years until June, 15 2003.



Registration number:  RCS Nanterre C 419 223 524
Main Office:          32 avenue Pablo Picasso
                      92000 Nanterre
                      France.



    Mar Profundo Girassol members are:



Bouygues Offshore                      Stolt Offshore
3 rue Stephenson                       32 avenue Pablo Picasso
78180 Montigny le Bretonneux           92000 Nanterre France
RCS: Versailles B 302588462            France RCS: Nanterre B 692007495
equity interest: 50%                   equity interest: 50%



    The purpose of the G.I.E. is to jointly perform the following works:



1. a Floating Production Storage and Offloading (FPSO) unit, comprising a floater with oil storage and loading / offloading facilities, accommodation quarters, station keeping system and a topside plant to process the fluid produced from the reservoir and provide various field operation facilities,



2. a Loading Buoy unit which purpose is to moor a tanker for offloading oil from the FPSO.



    Scope of work includes engineering, procurement, transportation, fabrication, installation and assistance to commissioning of the FPSO and the buoy.



    As of the end of December 2001, the cumulative progress of the works achieved was 99.7%.

    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



NOTE I--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



1.  FINANCIAL STATEMENTS PRESENTATION



    Financial statements are presented in Euros in compliance with generally accepted French accounting principles. These accounting principles have not changed since the incorporation of the G.I.E. Mar Profundo Girassol. The accounting period is: January 1st to December 31st.



2.  USE OF ESTIMATES:



    In conformity with generally accepted accounting principles in France, the preparation of financial statements requires management to make estimates and assumptions based on current information and expectations. These may affect the amounts reported in financial statements and accompanying notes. The actual final results may differ from these estimates which may then impact subsequent financial statements.



3.  FOREIGN CURRENCY TRANSACTIONS



    A substantial portion of Mar Profundo Girassol's revenue is denominated in US Dollars. However, some of Mar Profundo Girassol's costs are denominated in other currencies, particularly in Euro.



    In order to shield Mar Profundo Girassol from future currency exchange rate variations, its policy is to hedge future forecasted outflows against future forecasted inflows using forward sales contracts. This applies only to unbalanced currency positions. Thus, US Dollar versus Euro forward sales contracts are settled only for the portion of US Dollar revenue that exceeds US Dollar expenditure or vice versa.



    Mar Profundo Girassol's exchange position is updated on a regular basis using all information available such as actual and forecasted sales and expenses, budget variations, management's best estimate, etc... Major variations in the use of a currency different from the currency initially forecasted result in an appropriate adjustment of the forward currency exchange contracts.



    It is not Mar Profundo Girassol's intent to hold derivative financial instruments for speculative purpose.



    Based on the forward exchange rates for all the forward currency exchange contracts, Mar Profundo Girassol determines an average exchange rate for each currency against Euro, in particular for US Dollars. Hedged transactions denominated in currencies other than Euro are recorded using the average exchange rate as described above. All US Dollar denominated transactions are recorded on a pre-determinated rate based on the forward exchange contracts as explained above. A variation in the currency position that impacts currency hedging, such as delays in cash collection or change in the currency of a forecasted cash-flows results in costs because of the mismatch. This is immediately evaluated for both current and subsequent impacts and reflected in the accounts in proportion of the overall progress of the contract.



4.  INTANGIBLE AND TANGIBLE ASSETS



    Intangible assets

    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



NOTE I--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


    These consist of the software for the project. Software is valued at its acquisition cost and amortized on a straight-line basis over a period of one year. This has been fully amortized as of December 31, 1999.



    Tangible assets



    Tangible assets are recorded at acquisition cost and depreciated on the straight line method over 3 years.



    Long Term Investments



    These consist of deposits associated with operating lease contracts and are valued at their historical cost. They are reversed when the leasing contract is terminated and the deposit is reimbursed.



5.  CONTRACT AND REVENUE RECOGNITION



    Contract revenues and related costs are recognized on the percentage of completion method, based on total project costs incurred to date, over the estimated total costs of contract at completion. Claims for extra-work or change in scope of work may be included in contract revenues when collection is probable.



    Contract price and cost estimates are reviewed periodically as the works progress and adjustments proportionate to the percentage of completion are reflected in the margin. Billings that exceed revenues recognized under percentage of completion are recorded as deferred revenue. Revenues recognized under percentage of completion method that exceed billings are booked as unbilled receivable.



    General and administrative costs supported by the members of the G.I.E are not charged to Mar Profundo Girassol.



6.  CASH AND CASH EQUIVALENTS



    Cash equivalents consist of highly liquid investments (marketable securities) with original maturity date of three months or less. Marketable securities are accounted for at their historical value and gains are recorded as financial income when sold.



7.  INCOME TAXES



    As a G.I.E, Mar Profundo Girassol shares its earnings between members in proportion to equity interest.



    As a consequence and in application of French fiscal and corporate laws, earnings of Mar Profundo Girassol taxable in France are subject to French income tax at the level of the members.



    Corporate income tax borne by Mar Profundo Girassol for its non French earnings are recognized, up to the percentage of completion of the project, in Mar Profundo Girassol accounts.

    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



NOTE I--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


8.  RETIREMENT BENEFITS



    The G.I.E Mar Profundo Girassol does not employ personnel directly. The personnel engaged on the project are either employees of a G.I.E. member or subcontracted. Any retirements benefits provisions, when necessary, are accounted by these external companies.



9.  RESEARCH AND DEVELOPMENT



    Research and development costs are expensed when incurred.



NOTE II--FIXED ASSETS



1.  CHANGE IN TANGIBLE ASSETS



=================================================================================================
                                                                                OTHERS
                                                       MACHINERY        IT       FIXED
                                                         EQUITY   EQUIPMENT     ASSETS      TOTAL
=================================================================================================
Gross amount as of Dec. 31, 1999                            671      2,448         837      3,956
Additions                                                     0         12           0         12
Disposals                                                          (1,236)        (40)    (1,276)
Gross amount as of Dec. 31, 2000                            671      1,224         797      2,692
Additions                                                   (0)         11         (0)         11
Disposals                                                     0      (118)       (132)      (250)
Gross amount as of Dec. 31, 2001                            671      1,117         665      2,453
=================================================================================================
1999 is unaudited



    Disposals result from the sale of obsolete data processing equipment. Related revenue is reported as extraordinary income in the Income Statement.



2.  CHANGE IN ACCUMULATED DEPRECIATION OF FIXED ASSETS



===================================================================================================
                                                                                  OTHERS
                                                         MACHINERY        IT       FIXED
                                                           EQUITY   EQUIPMENT     ASSETS      TOTAL
===================================================================================================
Amount as of Dec. 31, 1999                                    359      1,005         504      1,869
Depreciations                                                 192        590         270      1,052
Disposal                                                        0      (850)        (21)      (871)
Amount as of Dec. 31, 2000                                    551        745         754      2,050
Depreciations                                                 120        483          38        641
Disposal                                                        0      (111)       (127)      (238)
Amount as of Dec. 31, 2001                                    671      1,117         665      2,453
===================================================================================================
1999 is unaudited



3.  OTHER LONG TERM INVESTMENTS



    These amounts are made of deposits linked to operating leases.

    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



NOTE III--CASH AND CASH EQUIVALENTS



    These amounts represent cash at the bank.



NOTE IV--PREPAID EXPENSES AND OTHER CURRENT ASSETS



1.  TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES



===========================================================================================================
                                                                   CURRENT
                                                      ADVANCE     ACCOUNTS
                                            TRADE    PAYMENTS         WITH
                                         ACCOUNTS          TO          GIE                 OTHER
(AMOUNT IN K EUR)                        RECEIVABLES SUPPLIERS     MEMBERS      OTHER   RECEIVABLES    TOTAL
===========================================================================================================
Gross amount as of December 31, 2000      116,072       9,727       10,201      3,265     23,193    139,265
-----------------------------------------------------------------------------------------------------------
Receivable from related parties
  included                                                  0       10,201         23     10,224     10,224
Accrued receivables included               93,349                        0     93,349
Gross amount as of December 31, 2001       88,220       9,674       22,447      5,353     37,475    125,694
-----------------------------------------------------------------------------------------------------------
Receivable from related parties
  included                                                  0       22,447        134     22,581     22,581
Accrued receivables included               48,798                                              0     48,798
===========================================================================================================



    All amounts are due within one year.



2.  PREPAID EXPENSES



    These amounts represent the work progress adjustment of major subcontracts.



NOTE V--ACCRUED EXPENSES AND OTHER LIABILITIES



1.  RESERVES FOR LOSSES AND CONTINGENCIES



========================================================================
                                                                RESERVES
                                                                     FOR
                                                              LOSSES AND
                                                              CONTINGENCIES
========================================================================
Amount as of December 31, 2000                                     1,302
------------------------------------------------------------------------
Foreign Taxes(1)                                                     966
Plant demobilisation(2)                                              336
Amount as of December 31, 2001                                     3,734
------------------------------------------------------------------------
Foreign Taxes(1)                                                     373
Installation works and other(2)                                    3,361
========================================================================



(1) Income tax due by MPG in foreign countries is evaluated and accrued in proportion to the progress of the project.



(2) Reserve against claims arising from the subcontracted installation works for the FPSO and Buoy moorings.

    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



NOTE V--ACCRUED EXPENSES AND OTHER LIABILITIES (CONTINUED)


2.  TRADE ACCOUNTS PAYABLE AND OTHER PAYABLES



==============================================================================================================
                                                                      CURRENT
                                                                     ACCOUNTS
                                                TRADE                    WITH
                                             ACCOUNTS       DOWN          GIE      OTHER      OTHER
(AMOUNT IN K EUR)                             PAYABLE   PAYMENTS      MEMBERS   PAYABLES   PAYABLES      TOTAL
==============================================================================================================
Gross amount as of December 31, 2000          113,759     13,854                     345     14,199    127,958
--------------------------------------------------------------------------------------------------------------
Payables from related parties included          3,039          0                                  0      3,039
Accrued receivables included                   97,877                                             0     97,877
Gross amount as of December 31, 2001           58,953       3911       42,147      1,939     48,024    106,977
--------------------------------------------------------------------------------------------------------------
Payables from related parties included          3,647          0       42,174                42,174     45,821
Accrued expenses included                      30,149                                             0     30,149
==============================================================================================================



NOTE VI--INCOME AND EXPENSES



1.  SALES



    Recognition of the contract income in proportion to the overall progress of the project.



2.  RELATED PARTIES TRANSACTIONS



    Mar Profundo Girassol contracts with its members for the purchase of a number of services in the normal course of business. The amounts are:



=========================================================================
                                                               TRADE WITH
                                                                  RELATED
(AMOUNT IN K EUR)                                                 PARTIES
=========================================================================
1999 (unaudited)                                                   14,039
2000                                                                7,724
2001                                                                2,993
=========================================================================



3.  FINANCIAL INCOME



    These amounts represent mainly the cost of Mar Profundo Girassol currency hedgings adjustments.



4.  EXTRAORDINARY INCOME



    These amounts are related to the sale and disposal of useless data processing equipment.



5.  INCOME FOR THE FINANCIAL YEAR



    Mar Profundo Girassol's results does not include general and administrative costs nor French income tax charges. These costs are accounted for at the G.I.E members level. Results are immediately distributed to the G.I.E. members.

    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



NOTE VII--FORWARD CURRENCY CONTRACTS



=============================================================================================
                                                                OUTSTANDING       OUTSTANDING
                                                                    FORWARD           FORWARD
                                                            CONTRACTS AS OF   CONTRACTS AS OF
                                                               DEC 31, 2001      DEC 31, 2000
                                                                  AMOUNT IN         AMOUNT IN
(AMOUNT IN KEUR)                                                   CURRENCY          CURRENCY
=============================================================================================
Forward exchange--Currency sold
USD                                                              43,827,950        74,813,330
Forward exchange--Currency purchased
EURO                                                             39,227,755        63,393,047
NOK                                                                      00         1,987,000
GBP                                                                 540,000         1,981,000
=============================================================================================
ALL CONTRACTS ARE EXPECTED TO MATURE BEFORE THE END OF
  2002



NOTE VIII--SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND THE US GAAP



    The accompanying financial statements have been prepared in accordance with French GAAP, which differ in some respects from the accounting principles generally accepted in the United States of America ("US GAAP").



    The only significant difference that impacts the net equity and the net income of the Company corresponds to the accounting of foreign currency transactions in relation with hedging policy, as described hereafter.



1. DESCRIPTION OF THE SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY MAR PROFUNDO GIRASSOL AND THE US GAAP



    French GAAP accounting principles related to classification of cash flows



    Under French GAAP, two elements have been included under section B "Cash flows from investing activities" of the Statement of Cash Flows which would have been classified under US GAAP in section A "Cash flows from operating activities." These are "Rent Deposits" and "Increase (decrease) of liabilities related to investments."



    French GAAP accounting principles related to foreign currency transactions



    Under French GAAP, as disclosed in Note I.3 to the financial statements of Mar Profundo Girassol, hedged foreign currency transactions are recorded using the average guaranteed exchange rate resulting from the forward exchange contracts used as hedges, which includes the discount or premiums from those various contracts. Discount or premiums resulting from further rollovers of these contracts are recorded in proportion to the percentage of completion of the project.



    US GAAP accounting principles related to foreign currency transactions



    For the year 2000



    Under US GAAP, transactions denominated in foreign currencies are recorded using the exchange rate prevailing at the date of the transaction, except for the portion being hedged which is recorded

    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



NOTE VIII--SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND THE US GAAP (CONTINUED)


using the spot rate of the forward exchange contract designated as a hedge. Discounts of premiums of the forward exchange contract are recorded over the period covered by the hedge.



    At year-end, cash, receivables and payables to be received in foreign currency, are translated at year-end exchange rates, the translation difference is recorded in net earnings except for the portion being hedged which is deferred.



    For the year 2001



    For US GAAP reconciliation purposes, the Company has adopted as of January 1, 2001, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities issued by the Financial Accounting Standards Board (FASB) in June 1998. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133. In
June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement
No. 133. Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.



    Cash inflows generated by the sale contract with Elf Exploration Angola are denominated in U.S. Dollars, and are, as mentioned in note I.3 used to cover cash outflows denominated in the same currency. Additionally, the Company uses foreign currency forwards to hedge the foreign currency risks related to certain cash outflows not denominated in USD, and to finally exchange U.S dollars in its functional currency.



    As of January 1, 2001, the Company identified the foreign currency component of its sale contract as an embedded foreign exchange derivative. A portion of each monthly USD cash inflows generated according to the provisions of the sale contract was designated under SFAS 133 either:



1. as a fair value hedge of recognized liabilities and firm purchase commitments in USD or a cash-flow hedge of anticipated transactions denominated in such currency,



2. or, if associated with forward exchange contracts, as a fair value hedge of recognized liabilities and firm purchase commitments in currencies others than USD or Euros or a cash-flow hedge of anticipated transactions denominated in such currencies.



    All residual USD cash inflows were converted in Euro using forward exchange contracts. Such hedge relationship is considered as a natural hedge under SFAS 133.



    As of December 31, 2001, due to the percentage of completion of the contract with Elf Exploration Angola almost all anticipated inflows and outflows have been invoiced, and/or accrued for in the balance sheet. All amounts recorded in OCI as of January 1, 2001 (MEUR 2,3) have been reclassified in earnings over the period (symmetrically with the hedged cash flows). As of December 31,

    ALL AMOUNTS ARE PRESENTED IN THOUSANDS OF EUROS UNLESS STATED OTHERWISE.



NOTE VIII--SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND THE US GAAP (CONTINUED)


2001 all hedging relationships are natural hedges consisting of foreign currency receivables or payables, residual embedded derivative and hedging forward contracts.



    Under French GAAP, all foreign currency transactions are recorded based on the average hedge rate and the derivative instruments are not recognized. Under US GAAP all revenues and expenses denominated in foreign currencies should be recorded using the exchange rate prevailing at the date of the transaction, except for those from which embedded derivatives were bifurcated which are recorded at the forward exchange rates prevailing as of the dates the contracts were signed. For US GAAP reconciliation purposes, all revenues and expenses were revalued accordingly which resulted in a reclassification of MEUR 33,8 from operating profit to financial profit. In addition, all receivables and payables were re-measured at closing spot rate and all outstanding derivatives (either embedded or freestanding) were recognized in the balance sheet. This adjustment resulted in a MEUR 3,3 net impact in earnings.



    Under French GAAP, gains and losses arising from the disposal of fixed assets are classified as extraordinary income. Under the US GAAP, such items would be a component of operating income/ (expense). This difference would adjust operating income under US GAAP to the following:



=================================================================================================
                                                                                             1999
                                                                  2001       2000     (UNAUDITED)
=================================================================================================
Operating income under French GAAP                              17,714     29,536          45,504
-------------------------------------------------------------------------------------------------
Gains/(Losses) on fixed assets disposal                              3      (290)           (155)
-------------------------------------------------------------------------------------------------
Operating income under US GAAP                                  17,711     29,246          45,349
=================================================================================================



2.  QUANTIFICATION OF THE DIFFERENCE ON 2000 AND 2001 NET INCOME AND NET EQUITY



    (In millions of Euro)



=================================================================================
                                                                  2001       2000
=================================================================================
Net income/(loss), as reported                                    17,3       27,3
---------------------------------------------------------------------------------
Foreign Currency transactions adjustment                           3,3        0,5
---------------------------------------------------------------------------------
Net income/(loss) in accordance with US GAAP                      20,6       27,8
=================================================================================



    The net income of French "G.I.E." is immediately shared proportionately among its partners. Thus, the adjustments cannot be reflected in Net Equity, which only corresponds to the result of the year.

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