Form 20-F
period 2002-11-30
STOLT OFFSHORE S A
filed 2003-06-02
CIK 898685

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 2, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(mark one)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended November 30, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number 00-21742

STOLT OFFSHORE S.A.
(Exact name of Registrant as specified in its charter)

LUXEMBOURG
(Jurisdiction of incorporation or organization)

c/o STOLT OFFSHORE M.S. LTD
Dolphin House, Windmill Road, Sunbury-on-Thames
Middlesex TW16 7HT England
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

Common Shares, $2.00 par value	76,262,215
Class B Shares, $2.00 par value	34,000,000

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐     Item 18  ☒

Item 7.	Major Shareholders and Related Party Transactions	58
	Relationship with SNSA	59
	Other Related Party Transactions	61
Item 8.	Financial Information	61
	Consolidated Financial Statements	61
	Other Financial Information	61
	Legal Proceedings	61
	Dividend Policy	62
	Significant Changes	62
Item 9.	The Offer and Listing	63
	Trading Markets	63
Item 10.	Additional Information	64
	Organization and Registrar	64
	Articles of Incorporation	64
	Material Contracts	68
	Exchange Controls	69
	Taxation	69
	Ownership of ADSs in General	71
	Distributions	71
	Sale or Exchange of Common Shares or ADSs	72
	Backup Withholding Tax and Information Reporting Requirements	73
	Documents on Display	73
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	73
	Foreign-Exchange Risk Management	74
	Interest-Rate Risk Management	74
	Other Financial Instruments	75
Item 12.	Description of Securities Other than Equity Securities	75
PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	75
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	75
Item 15.	Controls and Procedures	75
Item 16.	Reserved	76
PART III
Item 17.	Financial Statements	76
Item 18.	Financial Statements	76
Item 19.	Exhibits	77
	Signatures	78
Index to Financial Statements		F-1
Independent Auditors' Report on Financial Statement and Schedule		S-1

INTRODUCTION

        Stolt Offshore S.A. is a Luxembourg registered company. In this Report, the terms "we", "us", "our" and "Stolt Offshore" refer to Stolt Offshore S.A. and, unless the context otherwise requires, our consolidated subsidiaries. References to Stolt Offshore activities by years refer to fiscal years ended November 30. Our Common Shares are traded on the Nasdaq National Market ("Nasdaq") in the form of American Depositary Shares ("ADSs") (each ADS representing one Common Share) under the ticker symbol "SOSA" and are listed on the Oslo Stock Exchange under the ticker symbol "STO".

        On March 7, 2001, we reclassified our non-voting Class A Shares as Common Shares on a one-for-one basis; on that date, trading in the Class A Shares on Nasdaq and the Oslo Stock Exchange ceased. As a result, Common Shares are our only publicly-traded security. Reference to Class A Shares means Class A Shares up until March 7, 2001, and thereafter means Common Shares. The reclassification did not change the underlying economic interests of existing shareholders nor the number of shares used for earnings per share purposes.

        As of April 30, 2003, we had outstanding 75,383,094 Common Shares and 34,000,000 Class B Shares, which are economically equivalent to 17,000,000 Common Shares and are all owned by Stolt-Nielsen S.A. ("SNSA"), giving a total of 92,383,094 Common Share equivalents.

BASIS OF PRESENTATION

        The consolidated financial statements, including the notes thereto, included in this Report (the "Consolidated Financial Statements") have been prepared in accordance with accounting principles generally accepted in the United States. The Consolidated Financial Statements include the accounts of all majority-owned companies over which we have operating control.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Certain statements made in this Report and some of the documents incorporated by reference in this Report may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. In this Report, they include statements contained under "Item 3. Key Information—Risk Factors," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects," "Item 8. Legal Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

        The forward-looking statements that we make reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed in this Report under "Item 3. Key Information—Risk Factors," "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

        The following factors, and others which are discussed in our public filings with the U.S. Securities and Exchange Commission including this report on Form 20-F, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: (i) the level of our indebtedness, operating restrictions contained in our financing arrangements, our ability to comply with financial and other covenants in our financing agreements, our ability to refinance our indebtedness on acceptable terms as it comes due and the impact of floating interest rates on our debt service costs; (ii) our ability to deliver fixed price projects in accordance with customer expectations and the parameters of our bids and avoid cost overruns; (iii) our ability to collect receivables, negotiate change orders and collect the related revenues; (iv) capital expenditures by oil and gas companies; (v) oil and gas prices; (vi) delays or cancellation of projects included in our backlog; (vii) general economic conditions and competition in the industries and markets in which we operate; (viii) prevailing prices for our products and services; (ix) the loss of, or deterioration of our relationship with, any significant customers; (x) the outcome of pending and future legal proceedings, including pending patent litigation; (xi) uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations; (xii) liability to third parties for the failure of our joint venture partners to fulfill their obligations; (xiii) changes in, or our failure to comply with, applicable laws and regulations; (xiv) cost and availability of raw materials; (xv) operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by weather, mechanical failures or human error; (xvi) the impact of accounting for projects on a percentage-of-completion basis, which could reduce or eliminate reported profits; (xvii) adverse weather conditions; (xviii) our ability to keep pace with technological changes; and (xix) other factors which are described from time to time in our public filings with the U.S. Securities and Exchange Commission.

        Many of these factors are beyond our ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

        Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

        Not applicable.

Item 2. Offer Statistics and Expected Timetable.

        Not applicable.

Item 3. Key Information.

Selected Financial Data

        The selected consolidated financial data as of November 30, 2002 and 2001 and for each of the three years in the period ended November 30, 2002 set forth below has been derived from our audited Consolidated Financial Statements included in this Report. The selected consolidated financial data as of November 30, 2000, 1999 and 1998 and for each of the two years in the period ended November 30, 1999 set forth below have been derived from our audited consolidated financial statements for the respective periods, which are not included herein. For the year 2002, the Consolidated Financial Statements were audited by Deloitte & Touche and the years 2001, 2000, 1999 and 1998 were audited by Arthur Andersen. The financial information presented below is only a summary and should be read together with the Consolidated Financial Statements and "Item 5. Operating and Financial Review and Prospects."

	For Year Ended November 30,
	2002	2001	2000	1999	1998
	(in millions, except per share data)(a)
Consolidated Statement of Operations Data:
Net operating revenue	$1,437.5	$1,255.9	$983.4	$640.7	$649.8
Operating expenses	(1,395.0)	(1,161.6)	(930.0)	(568.3)	(540.9)
Gross profit	42.5	94.4	53.4	72.4	108.9
Equity in net income of non-consolidated joint ventures	5.3	11.7	5.8	5.2	14.8
Administrative and general expenses	(73.0)	(64.0)	(60.9)	(51.8)	(45.9)
Impairment of goodwill and Comex trade name(b)	(106.4)	(7.9)	—	—	—
Restructuring charges(c)	—	—	(3.3)	(1.6)	—
Gain on sale of fixed assets	8.0	1.2	0.6	—	—
Other operating income (loss), net	—	1.1	(0.4)	0.4	—
Net operating (loss) income	(123.6)	36.4	(4.9)	24.6	77.8
Interest expense, net	(18.2)	(26.8)	(30.0)	(16.7)	(5.1)
Foreign currency exchange gains (losses)	0.2	(0.3)	(0.8)	(0.1)	(0.5)
Income tax (provision) benefit	(8.2)	(20.6)	3.8	8.5	(17.5)
Minority interests	(2.1)	(2.8)	(2.5)	—	(0.4)
Net (loss) income before cumulative effect of change in accounting policy	(151.9)	(14.2)	(34.4)	16.2	54.2
Cumulative effect of a change in accounting policy	—	—	—	—	3.1

Net (loss) income after cumulative effect of change in accounting policy	$(151.9)	$(14.2)	$(34.4)	$16.2	$57.1
Net (loss) income per Common Share and Common Share equivalent before cumulative effect of change in accounting policy(d)
Basic	(1.79)	(0.16)	(0.44)	0.27	0.92
Diluted	(1.79)	(0.16)	(0.44)	0.27	0.91
Net (loss) income per Common Share and Common Share equivalent after cumulative effect of change in accounting policy(d)
Basic	(1.79)	(0.16)	(0.44)	0.27	0.97
Diluted	(1.79)	(0.16)	(0.44)	0.27	0.96

Weighted average number of Common Shares and Common Share equivalents outstanding(d)
Basic	85.0	87.2	78.8	59.1	59.0
Diluted	85.0	87.2	78.8	59.5	60.0
Statement of Cash Flows Data:
Net cash provided by operating activities	$84.7	$16.7	$58.2	$52.0	$116.3
Net cash used in investing activities	(76.4)	(83.4)	(160.6)	(87.4)	(340.7)
Net cash (used in) provided by financing activities	(8.4)	72.5	103.8	34.7	225.3
Other Financial Data:
Depreciation and amortization	$96.1	$91.8	$82.1	$56.1	$35.5

        No dividends were declared or paid in any of the five years ended November 30, 2002 and accordingly dividends per share are not presented in this table.

	As of November 30,
	2002	2001	2000	1999	1998
	(in millions)
Balance Sheet Data:
Current assets less current liabilities	$34.6	$78.2	$12.7	$31.9	$67.4
Fixed assets, net	782.8	779.5	803.4	436.1	408.8
Total assets	1,458.6	1,560.3	1,402.8	843.4	877.0
Long-term debt, including current portion(e)	335.0	358.7	292.5	200.7	221.2
Capital stock, including paid in surplus	637.2	672.1	671.7	330.9	330.4
Shareholders' equity	517.1	660.0	669.4	408.4	400.6

(a)
Totals may not add due to rounding.

(b)
In 2002, impairment charges totaling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Corporation ("Ceanic"). The remainder of the impairment related to the write-off of goodwill arising on the acquisition of Danco A/S ("Danco"), which holds the equity investment in the NKT joint venture, and PT Komaritim, the Company's Indonesian subsidiary. In 2001, in light of the increased worldwide recognition of the Stolt Offshore name, we determined that the value of our former trade name, Comex, had been impaired and recorded a charge to write down the value of the trade name.

(c)
In 2000, following the acquisition of ETPM S.A. ("ETPM"), we implemented a reorganization plan to remove duplicate capacity in the United Kingdom and Southern Europe, Africa and the Middle East regions. We recorded $2.6 million of restructuring costs in 2000 related to severance costs and the closure of facilities in the United Kingdom and France. The remainder related to the introduction of common information systems and processes across our company. In 1999, we implemented a reorganization of our North Sea operations and closed offices in the United Kingdom and Norway. Costs primarily relating to redundancy costs of $1.6 million were expensed in that year.

(d)
All share data and per share data have been restated to reflect the two-for-one stock split completed on January 9, 1998, the Class A Share distribution on June 25, 1998 and the reclassification of Class A Shares to Common Shares on a one-for-one basis on March 7, 2001.

(e)
Includes capital lease obligations and long-term debt due to affiliate.

Risk Factors

        You should carefully consider the following factors and the information contained in this Report, including the information incorporated by reference into this Report. The following is a summary of the risks applicable to an investment in our shares and ADSs that we consider to be material. If any of the events described below occurs, our business, financial condition or results of operations could be materially adversely affected.

We are at risk of failing to satisfy the financial covenants contained in our primary credit facilities.

        Our principal credit facilities are a $385 million secured multi-currency, five-year revolving credit facility and another $100 million secured multi-currency, four-year revolving credit facility. These facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and maximum consolidated debt to earnings before interest, taxation, depreciation and amortization (EBITDA). In early 2003 we amended the financial covenants contained in our primary credit facilities to more appropriately reflect our financial prospects at that time. Based on those amendments, we expected that there would be a narrow margin of compliance with the financial covenants throughout the 2003 fiscal year. Since that time, our new senior management team began a review of our major projects and identified a substantially poorer than anticipated performance and cost overruns on three major EPIC projects and several smaller projects. As a result of these factors, we expect to incur significant losses. In light of this revised forecast, we are working closely with our main banks in seeking to amend our two primary bank credit facilities to reflect our current financial position, including a waiver of certain financial covenant tests until November 30, 2003. As an interim step, our banks have agreed to a 30-day "standstill" through June 30, 2003 whereby they will take no actions on any potential non-compliance with the financial covenants while internal bank approvals are sought and documentation is completed. Without a waiver of certain financial covenants, we would be out of compliance with our bank credit agreements. If we cannot reach final agreement with our bank lenders on the terms of amendments and/or waivers to our primary credit facilities, our noncompliance with our primary credit facilities could potentially lead to the credit facilities being repayable on demand. We would not be able to repay these facilities on demand, unless an alternative financing source could be arranged.

        Even if we are able to amend our credit facilities to incorporate terms and conditions with which we believe we can comply or obtain appropriate waivers, our ability to maintain compliance with such facilities will be subject to adverse changes in our financial condition, results of operations or cash flows, including all of the risk factors identified in this Report on Form 20-F. Any agreement that we reach with our lenders may provide only temporary relief from the current requirements of our credit facilities. Therefore, it is possible that we may require further amendments or waivers in the future, which may or may not be possible depending on our financial condition at such time.

We have experienced significant losses on several projects in our Southern Europe, Africa and Middle East (SEAME) region which may continue to have an impact on our financial condition and results of operations.

        Execution of EPIC and pipelay projects in West Africa and Egypt has and will continue to put a strain on our financial condition and results of operations. These projects generally relate to the operations that we acquired in the ETPM acquisition. Certain projects within this region are making losses due to, among other things, costs that exceeded our estimates during the tendering process, project execution problems that have caused cost overruns and requirements that we use local subcontractors who, in some cases, have not performed as we expected. For example, in fiscal 2002, we recognized costs related to a number of our major projects in this region that we had not previously anticipated. Additionally, in early 2003, our new senior management team began a review of our major projects and identified substantially poorer than anticipated performance and cost overruns on three major projects and several smaller projects. This has resulted in a significant decrease to the results of operations compared to what we anticipated for the 2003 fiscal year. We believe that we have identified the weaknesses that resulted in these problems and are taking action to remedy those that we can control or anticipate. If, however, we cannot successfully integrate the former ETPM operations and improve our ability to recover our costs with respect to projects in this region, we will continue to suffer losses on our projects. Our SEAME region accounted for 49% of our revenues in 2002. Therefore, problems in West Africa and Egypt can have a significant negative impact on our financial condition and results of operations. Additionally, we have been unsuccessful in collecting significant amounts owed to us by customers on projects in this region and many of the delays and cost overruns with respect to West African projects are the subject of variation orders being negotiated with the customers. If we are unable to resolve these negotiations on terms favorable to us, there will be an ongoing material negative impact on our financial condition, cash flows and results of operations. The financial impact of our inability to resolve these issues has contributed to our inability to maintain compliance with the financial covenants of our credit facilities. Even if we are able to obtain waivers of our non-compliance or renegotiate our credit facilities, our inability to collect amounts owed to us or successfully negotiate change orders in our favor could make it more difficult for us to comply with any revised financial covenants or present an obstacle to renegotiating our credit agreements. See "Item 5. Operating and Financial Review and Prospects—Subsequent Events."

Our level of debt may constrain our operations.

        As of May 23, 2003, we had an aggregate of $432.3 million of debt outstanding. The degree to which we are leveraged may affect our ability to obtain additional financing in the future for working capital, capital expenditures, product and service development and general corporate purposes, to utilize cash flow from operations for purposes other than debt service, and to overcome seasonal or other cyclical variations in our business. As our existing indebtedness becomes due, we may be required to refinance all or part of it, sell assets or borrow more money. We may not be able to refinance such debt on terms acceptable to us, if at all. If we were unable to refinance the debt, it is unlikely that we could repay it without selling the assets which form the security for the credit facilities.

Unexpected costs may adversely affect the profitability of our fixed-price contracts.

        A significant proportion of our business is performed on a fixed-price or turnkey basis. In 2002, 2001 and 2000, approximately 88%, 72% and 74%, respectively, of our revenue was derived from fixed-price contracts. Long-term fixed-priced contracts are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. The net effect of significant revisions to contract estimates was a net loss of $58.8 million in 2002, net income of $2.4 million in 2001 and a net loss of $10.7 million in 2000. In 2002, the net loss of $58.8 million included a $35.2 million of unanticipated costs for one of our accounts recorded on an engineering, procurement, installation and commissioning (referred to as "EPIC") project for the Burullus Gas Company in the Scarab/Saffron field off the coast of Egypt. The cost and gross profit realized on such contracts can vary from those expected because of changes beyond our control, including but not limited to:

  •
  unanticipated technical problems with the equipment we are supplying or developing which may require that we spend our own money to remedy the problem;

  •
  unanticipated changes in the costs of components, materials or labor;

  •
  unanticipated difficulties in obtaining required governmental permits or approvals;

  •
  project modifications creating unanticipated costs and vessel scheduling difficulties;

  •
  delays caused by local weather and soil conditions; and

  •
  suppliers' or subcontractors' failure to perform as expected.

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

Political or social instability in the developing countries in which we operate could increase our costs and reduce our future growth opportunities.

        A significant portion of our business involves projects in developing or less developed countries that are experiencing or may experience political or social instability. For the year ended November 30, 2002, approximately 55% of our net sales came from projects located in Angola, Nigeria, Egypt, Brazil and Indonesia. Even though it is one of the world's largest oil exporters, Nigeria, for example, has had a history of political instability and disorganized society with an internal infrastructure that is neither fully functional nor well maintained and parts of Nigeria regularly experience localized civil unrest and violence. Unanticipated political events or social disturbances in developing or less developed countries, including labor unrest, could cause cost overruns on projects for which we are not reimbursed or delays in execution of projects which lead to delayed revenues or potential contractual penalties. For example, in 2003 our Offshore Gas Gathering System ("OGGS") project in Nigeria has suffered disruption due to a labor strike at a subcontractor's yard and the hijacking of a chartered survey vessel. The extent to which the impact of these events will be borne by us is subject to negotiation with our customer. Additionally, to the extent a project is delayed or becomes more costly, there would be a negative impact on our financial condition, results of operations and cash flows. This, in turn, could have a negative impact on our compliance with the financial covenants contained in our credit facilities. Political or social instability could also inhibit offshore exploration or capital expenditures by our clients. It could also result in fewer new project tenders meeting our criteria thereby reducing growth opportunities for our business.

Our use of the "percentage-of-completion" method of accounting for projects could result in a reduction or elimination of previously reported profits.

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

  •
  prices of oil and gas and anticipated growth in world oil and gas demand;

  •
  the discovery rate of new offshore oil and gas reserves;

  •
  the economic feasibility of developing particular offshore oil and gas fields;

  •
  the production from existing producing oil and gas fields;

  •
  political and economic conditions in areas where offshore oil and gas exploration and development may occur;

  •
  policies of governments regarding the exploration for, pricing and production and development of their oil and gas reserves; and

  •
  the ability of oil and gas companies to access or generate capital and the cost of such capital.

There might be delays or cancellation of projects included in our backlog.

        The dollar amount of our backlog does not necessarily indicate future earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts and letters of intent which management has determined are likely to be performed. During the course of a project, the backlog is adjusted to take account of alterations to the scope of work under approved variation orders and contract extensions. Although backlog represents only business that we consider to be firm, cancellations, delays or scope adjustments have occurred in the past and are likely to occur in the future. For example, one construction project was recently cancelled due to an exploration and appraisal well being found to be dry. In this case, the customer paid our costs as incurred and a cancellation fee was negotiated, but we lost our expected revenue stream. In another case, a construction project has been delayed for 12 months as the customer is awaiting planning permission for a gas treatment plant. In this instance, the backlog relating to the project reflects the expected delay in revenue from 2003 to 2004 and has been adjusted to include additional costs as negotiated with the customer. Due to factors outside our control, such as changes in project scope and schedule, we cannot predict with certainty when or if backlog will be performed.

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

        We are subject to legal claims and investigations by customers, sub-contractors, employees, joint venture partners, government agencies and competitors. In particular, our competitor, Coflexip S.A. ("CSO") commenced legal proceedings through the UK High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the UK. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. We applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied. During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89.0 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into UK waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. We estimate that the total claim as submitted is in the order of $130.0 million at November 2002, increasing at 8% simple interest per annum. In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits. We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No.5,"Accounting for Contingencies", as interpreted by FASB Interpretation No.14 "Reasonable Estimation of the Amounts of a Loss", we have provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient. If the amount we are ultimately determined to owe, if any, is substantially more than we have currently reserved or if we increase the amount of the reserve for this claim, it could have a material adverse effect on our results of operations.

Our international operations expose us to changes in foreign regulations and other risks inherent to international business, any of which could affect our operating results.

        Our operations in the South America, Asia-Pacific and Southern Europe/Africa/Middle East regions are mainly performed in emerging markets such as Angola, Nigeria, Egypt, Brazil and Indonesia. In total, these regions accounted for 55%, 49% and 55% of our net operating revenue in 2002, 2001 and 2000, respectively. Operations in these emerging markets present risks including:

  •
  economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

  •
  political instability, which could discourage investment and complicate our dealings with governments;

  •
  boycotts and embargoes that may be imposed by the international community on countries in which we operate;

  •
  requirements imposed by local governments that we use local suppliers or subcontractors which may not be able to perform as required;

  •
  labor unrest, particularly in Nigeria and Angola where our large workforces are prone to strike action;

  •
  disruptions due to civil war, election outcomes, shortage of commodities, power interruptions or inflation;

  •
  the imposition of unexpected taxes or other payments on our revenues in these markets; and

  •
  the introduction of exchange controls and other restrictions by foreign governments.

Our quarterly results may fluctuate due to adverse weather conditions.

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

        The offshore oil and gas services business is highly competitive, and offshore contractors compete intensely for available projects. Contracts for our services are generally awarded on a competitive bid basis. Although customers normally consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of our competitors and potential competitors are larger than we are and have greater financial and other resources than we have. This intense competition could result in pricing pressures, lower sales and reduced margins which would have an adverse effect upon our operating results and financial condition.

We depend on certain significant customers and long-term contracts and the loss of one or more significant customers or the failure to replace or enter into new long-term contracts could adversely affect our operating results.

        In 2002, Shell accounted for 20% of our net operating revenue with BG Group and TotalFinaElf accounting for a further 10% and 9%, respectively, of our net operating revenue. In 2001, TotalFinaElf accounted for 24% of our net operating revenue, while Shell and BG Group accounted for 9% and 4%, respectively. During 2002 and 2001, our ten largest customers accounted for 67% and 69%, respectively, of our net operating revenue, and over that period seven customers, including Shell, TotalFinaElf, BG Group, BP, Statoil, Petrobras and Norsk Hydro consistently numbered among our ten largest customers. Revenues from our largest customers are often related to specific long-term contracts that upon completion may not be replaced by contracts of equivalent size. In 2002 and 2001, approximately 88% and 72% respectively of our revenue was derived from long-term contracts. Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant customers or a substantial decrease in demand by our significant customers could result in a substantial loss of revenues which could have a material adverse effect on us.

We could be adversely affected if we fail to keep pace with technological changes, and changes in technology could result in write-downs of assets.

        Our customers are constantly seeking to develop oil and gas fields in deeper waters. To meet our customers' needs, we must continuously develop new, and update existing, technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can often render existing technologies obsolete, requiring substantial new capital expenditures and/or write-downs of assets. Our failure to anticipate or to respond adequately and timely to changing technology, market demands and/or customer requirements could adversely affect our business and financial results.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

        The results of operations and financial position of many of our non-U.S. subsidiaries are initially reported in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. Approximately 25.0% of our consolidated net operating revenues in 2002 and approximately 26.0% of our consolidated net operating revenues in 2001 were generated in local currencies and translated into U.S. dollars. In 2002, approximately 16.0%, 7.2% and 1.1% of our revenue was generated in British pounds, Norwegian kroner and Brazilian real, respectively. In 2001, about 16.7%, 8.8% and 0.4% of our revenue was generated in British pounds, Norwegian kroner and Euros, respectively. The exchange rate between these currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

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

        Our operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in our being named a defendant in lawsuits asserting large claims. We insure for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers compensation protection and pollution. There can be no assurance, however, that the amount of insurance we carry is sufficient to protect us fully in all events. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

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

        As of March 31, 2003, a wholly owned subsidiary of SNSA owned 41,686,988 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 63.5% and a voting interest of approximately 69%. As of March 31, 2003, the Stolt-Nielsen family, directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.

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

Other Matters

Lack of written consent of Arthur Andersen

        Our consolidated financial statements for each of the years ended November 30, 2001 and 2000 included in this Form 20-F were audited by Arthur Andersen, which issued an audit report dated January 30, 2002 on these consolidated financial statements.

        Arthur Andersen was terminated as our independent public accountant effective July 31, 2002. On August 20, 2002, the board of directors approved the audit committee's recommendation that Deloitte & Touche be appointed as our independent public accountant. Pursuant to Luxembourg law requiring that the decision to appoint new auditors be subject to the approval of our shareholders, on October 17, 2002 at an extraordinary general meeting of shareholders, the shareholders approved the decision to appoint Deloitte & Touche as our independent public accountant. Both the engagement partner and the manager for our audit are no longer with Arthur Andersen and Arthur Andersen has ceased practicing before the Securities and Exchange Commission. As a result, we have been unable to obtain after reasonable efforts written consent of Arthur Andersen to the inclusion of its audit report in this Form 20-F.

        Under these circumstances, Rule 437a under the Securities Act permits us to file this Form 20-F, which is incorporated by reference into our previously filed registration statements, without a written consent from Arthur Andersen. Because Arthur Andersen has not consented to the inclusion of its audit report, investors may be limited in their ability to assert claims against Arthur Andersen under Section 11(a) of the Securities Act of 1933, as amended ("Securities Act"), for any untrue statement of a material fact, or omission of a material fact required to be stated, in the financial statements audited by Arthur Andersen. Therefore, investors may be limited in their ability to recover under the federal securities laws.

Lack of written consent of Barbier Frinault & Associes

        The financial statements for each of the years ended December 31, 2001 and 2000 for Mar Profundo Girassol ("MPG") included in this Form 20-F were audited by Barbier Frinault & Associes ("BFA"), formerly a Member of Andersen Worldwide Organization and a foreign affiliate of Arthur Andersen, which issued an audit report dated April 2, 2002 on these financial statements.

        Arthur Andersen has ceased practicing before the Securities and Exchange Commission and as a result, we have been unable to obtain after reasonable efforts written consent of BFA to the inclusion of its audit report in this Form 20-F. Pursuant to Rule 437a under the Securities Act of 1933, this Report has been filed without the written consent of BFA, a former foreign affiliate of Arthur Andersen and the independent public accountants of MPG's financial statements for its fiscal year ended December 31, 2001. Because BFA has not consented to the inclusion of its audit report, investors may be limited in their ability to assert claims against BFA under Section 11(a) of the Securities Act for any untrue statement of a material fact, or omission of a material fact required to be stated, in the financial statements audited by BFA. Therefore, investors may be limited in their ability to recover under the federal securities laws.

Item 4. Information on the Company.

Overview

        We are one of the largest offshore services contractors in the world. We design, procure, build, install and service a range of offshore surface and subsurface infrastructure for the global oil and gas industry. We specialize in creating and applying innovative and efficient solutions in response to the technical challenges faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments. Our revenues for the year ended November 30, 2002 were $1.4 billion, and our order backlog on March 31, 2003 was $1.4 billion, as compared to our order backlog of $1.6 billion at March 31, 2002. Of the March 31, 2003 backlog amount, we expect that $0.9 billion will be recognized as revenue in 2003 and $0.5 billion will be included in later years.

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

        We are one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Our worldwide operations are managed through six regional offices. We employ approximately 1,400 engineering staff in project management and various engineering disciplines worldwide including about 140 conceptual and detailed design engineers. We have operated in more than 73 countries and currently operate in over 21 countries.

        We have a world class fleet of highly specialized ships, barges and unmanned underwater remotely operated vehicles, or ROVs, deployed in the world's major offshore oil and gas exploration regions, including:

  •
  8 construction support ships;

  •
  4 flowline lay ships;

  •
  6 survey/inspection, repair and maintenance ships;

  •
  9 anchored construction and maintenance ships;

  •
  1 heavy lift ship (owned by a joint venture in which we have a 49% interest);

  •
  7 pipelay barges;

  •
  4 tugs and other ships;

  •
  85 ROVs (6 of which are owned by a joint venture); and

  •
  6 hardsuits for manned dives.

        Projects relating to the engineering and construction of new offshore oil and gas field developments, which typically last more than one year, account for approximately 95% of our revenues while work related to the inspection, repair and maintenance of oil and gas fields throughout their time in production accounts for the remaining 5% of revenues.

        Our services cover all phases of offshore oil and gas operations, from exploration to decommissioning. We offer our products and services through the following lines of business:

  •
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

  •
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

  •
  The Deepwater Development business line involves large or complex offshore projects where we have some influence over the architecture of the oil or gas infrastructure and could include the design, manufacturing and installation of flowlines, production risers and other subsea structures.

  •
  The Floating Production business line involves the design and management of the building of FPSOs for use in very deep water.

  •
  The Regional Services business line handles local business projects including seabed survey and positioning for drill rig location or defining pipeline routes, engineering studies, drilling support, shallow water pipelay or inspection, repair and maintenance operations.

        We also provide field decommissioning services at the end of the working life of an offshore oilfield.

        We offer heavy lift floating crane services through a joint venture company, Seaway Heavy Lifting Limited ("SHL"). SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil-Kaliningradmorneft plc ("Lukoil"), our joint venture partner in SHL. We also manufacture flexible flowlines and dynamic flexible risers (which are flexible pipelines from the sea floor to the surface) through the joint venture company NKT Flexibles I/S ("NKT Flexibles"), in which we have a 49% interest. The remainder of the joint ventures in which we have interests have been formed either with a national oil company, such as Sonangol in Angola, or on a project-specific basis to enhance the range of services provided to the customer. We typically have interests ranging from 30% to 55% in these joint ventures.

History and Development of Stolt Offshore

        We are a "Societe Anonyme Holding", organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. Our registered office is located at 26, rue Louvigny, Luxembourg and we are registered in the Companies' Registrar of the Luxembourg District Court under the designation "R.C. Luxembourg B43172." Our principal executive offices are c/o Stolt Offshore M.S. Ltd., Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT England, telephone number (+44) (0)1932-773-700. Our website address is www.stoltoffshore.com. Our agent for U.S. federal securities law purposes is Stolt-Nielsen Inc., 8 Sound Shore Drive, P.O. Box 2300, Greenwich, Connecticut 06836.

        A publicly-traded company since May 1993, we were established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex was a leading world-wide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and ROVs to support operations in hostile deepwater environments.

        In August 1998, we acquired the Houston-based Ceanic Corporation, a publicly traded subsea contractor, for approximately $218.9 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition we took possession of a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies.

        The acquisition of Ceanic was strategically important for us in that it provided access to the growing deepwater construction market in the Gulf of Mexico and the ability to build relationships with Houston-based oil and gas companies who conduct much of their world-wide business from Houston.

        On December 7, 1999, we completed a transaction to form a joint venture entity, NKT Flexibles, a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. NKT Flexibles is owned 51% by NKT Holdings A/S and 49% by us. The total consideration for the acquisition was $36.0 million funded partly by cash and partly by Class A Shares at a guaranteed value. The Class A Shares were subsequently converted to Common Shares on a one-for-one basis. This acquisition secured our supply of flexible products.

        On December 16, 1999, we acquired the French offshore construction and engineering company ETPM, a wholly owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The total consideration for this acquisition, including debt assumed, was approximately $350.0 million, funded partly by cash and partly by 6.1 million Class A Shares at a guaranteed value of $18.50 per share. The Class A Shares have subsequently been converted to Common Shares on a one-for-one basis.

        ETPM had a significant market position in West Africa, which is now one of the fastest growing markets for our services. ETPM also had significant engineering skills in offshore design of both subsea structures and of fixed and floating production platforms, in addition to a fleet of pipelay barges, which broaden our range of pipelay capabilities.

        On July 18, 2001, we acquired the Paris-based engineering company Ingerop Litwin from Vinci. On September 4, 2001, we acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. We paid a total of $16.7 million of cash for these two companies, $4.3 million of which has been deferred until 2005. These acquisitions, by adding conceptual design and detailed engineering skills, have enabled us to better undertake all of the engineering required for many of the large engineering, procurement, installation and commissioning ("EPIC") type contracts that are expected to come into the market in the next few years.

Capital Expenditures and Disposals of Assets

        Our capital expenditures for property, plant and equipment were $54.6 million in 2002, $62.9 million in 2001 and $61.7 million in 2000. The capital expenditures were financed by our operating cash flows and additional funds drawn on new and existing credit facilities. In August 2002, we sold a US subsidiary, Big Inch Marine Systems Inc, for a net gain of $8 million. There were no other significant divestitures during these periods.

        The table below sets forth information with respect to our principal capital expenditures for fixed assets in each of the last three fiscal years, as well as the amounts we have committed to spend in 2003 and onwards. The ongoing capital expenditures will be funded with cash from operations and additional funds drawn on new and existing credit facilities.

	Committed 2003*	2002	2001	2000
	(in $ millions)
Description
Equipment and Asset Development	4.7	28.9	38.0	42.5
Capacity Upgrades to Ships and Other Equipment	13.1	24.1	21.2	9.1
Other	1.2	1.6	3.7	10.1

Total	19.0	54.6	62.9	61.7

*
Committed as of March 31, 2003

        Among the specific capital expenditures which are committed as of March 31, 2003 are the following projects:

Committed 2003
(in $ millions)
Description of projects:
Steel Catenary Riser Pull-in system (mobile assets)	3.4
New knuckle jib crane for Seaway Osprey	2.8
J Lay Tower upgrade for Seaway Polaris	1.8
Computerized Asset Supply Chain Management System	1.9
Computerized Project Cost Management System	1.5

Business Segments

        Our operations are managed through six regional offices: Aberdeen, Scotland for the United Kingdom and Southern North Sea; Stavanger, Norway for the Norway region; Jakarta, Indonesia for

Asia Pacific; Nanterre, France for SEAME; Rio de Janeiro, Brazil for South America; and Houston, Texas for the Gulf of Mexico. We provide our conceptual design and engineering services for all regional operations through our offices in Houston, Texas and Nanterre, France. We assemble and construct offshore infrastructure equipment at our fabrication yards in Nigeria and Angola. Our principal executive offices are located in Sunbury, near London, England.

        We have business segments based on the geographic distribution of the activities as follows:

Segment	Geographic Coverage
Asia Pacific Region	Includes all activities east of the Indian sub-continent including Australasia
North America Region	Includes all activities in Canada, the U.S. and Central America
Norway Region	Includes all activities in Scandinavia and the Baltic states
SEAME Region	Includes all activities in Southern Europe and Africa, India and the Middle East
South America Region	Includes all activities in South America and the islands of the southern Atlantic Ocean
U.K. Region	Includes all activities in the UK, Ireland, Germany, Belgium, the Netherlands and the northern Atlantic Ocean
Corporate	Includes all activities that serve more than one region. These include:
• Paragon Engineering Services, Inc. ("Paragon Engineering Services") and Paragon Litwin S.A. ("Paragon Litwin"), which both provide engineering services for the offshore oil and gas industry;
• NKT Flexibles, a joint venture that manufactures flexible pipeline and risers;
• SHL, a joint venture with a subsidiary of the Russian oil company Lukoil;
• Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors;
• assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and
• management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

Asia Pacific Region

        The Asia Pacific region is characterized by long distances between areas of offshore oil operations and from other areas of the world that have offshore development activities. We are active in ROV work, drilling support and subsea construction in this region. Most work takes place in Indonesia, where our operations are performed through a subsidiary, PT Komaritim, which carries out shallow water pipelay and construction work. We recently sold our small air diving operation in Australia.

U.K. Region

        The U.K. region's business consists of pipelay and EPIC projects, subsea construction, and inspection, maintenance and repair contracts. The majority of these maintenance and repair contracts are short-term in nature. Included in backlog for the U.K. region are: a long-term construction and maintenance contract for BP, which is expected to be completed in 2005; the Corrib project for Shell; the K7 & K15 project for NAM; and other subsea construction projects.

Norway Region

        The Norway region's business consists of pipelay and EPIC projects and inspection, maintenance and drill support work for major oil producing companies. In 2002 we completed the installation of the Asgard B Flexible Gas Export Riser, a subsea construction project for Statoil, and we have a long-term contract with Statoil for construction and maintenance that is performed through our joint venture with Subsea 7. We have recently started two further subsea construction projects, namely Skirne Byggve for TotalFinaElf and the Vigdis Extension for Statoil.

SEAME Region

        The majority of our business in the SEAME region is in West Africa and the Middle East and involves pipelay and EPIC projects, subsea construction, field development, drill support, diving and ROV services as well as the operation of two fabrication yards. Significant projects in 2002 include pipelay and EPIC projects with Shell, TotalFinaElf and ChevronTexaco. In 2002 we commenced the Shell Forcados Yokri and Sanha Bomboco field developments, as well as the installation of the Shell Offshore Gas Gathering System, all in Nigeria. We have recently achieved first gas on the Scarab and Saffron development for the Burullus Gas Company in the Eastern Mediterranean. We commenced offshore operations on the Shell Bonga EPIC contract, and we are a member of a joint venture consortium which was awarded the major Erha field contract by ExxonMobil in Nigeria. In addition, we are member of the joint venture consortium which was awarded the major Dalia field contract by TotalFinaElf in Angola in May 2003.

South America Region

        The majority of our operations in South America are located in Brazil, which currently operates mostly as a single customer market controlled by Petrobras, the Brazilian state oil company. Brazil has now opened offshore oil and gas fields to foreign operators who will finance the growth of Brazilian offshore oil production by means of production sharing contracts.

        The Brazilian market contains a number of large fields which are located in deep water and will require extensive use of diverless subsea construction techniques. We believe we are well positioned to capitalize on our expertise in these techniques.

        We currently have a four-year contract with an optional four-year extension for the charter of the Seaway Condor with Petrobras. We also have a two-year contract with Petrobras for the Seaway Harrier, which runs until July 2003. The contracts are for flowline lay, diving support and ROV services. We also operate a number of ROVs to provide construction and drilling support services, usually under long-term contracts.

North America Region

        Based in Houston, Texas and Port of Iberia, Louisiana, our North American regional business incorporates deepwater and shallow water pipelay and construction work, dayrate diving and ROV inspection, repair and maintenance work and the manufacture of sophisticated flanges and connectors for offshore construction and repair works. A significant number of contracts in this region are short-term construction, repair and maintenance projects. In 2002 we completed a large pipelay project for Gulfstream Natural Gas LLC and were awarded a further Pipelay contract for Duke Energy in Boston Harbour.

Corporate

        The Corporate segment includes activities that cannot be readily assigned to a specific business segment due to the provision of services to our entire company. These include the activities of SHL, a joint venture with a subsidiary of the Russian oil company Lukoil; NKT Flexibles; Serimer Dasa, a contract welding services entity employed both onshore and offshore by pipelay contractors; and the Paragon companies, now incorporating Litwin, which provide engineering support particularly for large EPIC contracts. Also included in the Corporate segment are global assets including all construction support ships, ROVs and other deepsea assets that are used globally and therefore cannot be allocated to any specific region, as well as management and corporate services for the benefit of the entire company including the design engineering, finance and legal departments.

        The net operating revenue for each of our business segments for each of the last three fiscal years is set forth under "Item 5. Operating and Financial Review and Prospects."

Market, Sales and Competition

Marketing and Tendering

        Marketing of our services is performed through our regional offices. Our marketing strategy is focussed on ensuring that we are invited to bid on all projects where we have a competitive advantage on the basis of our ships, our fabrication capacity, our engineering excellence and/or our technological specialization.

        Most of our work is obtained through a competitive tendering process. When a target project is identified by our regional marketing staff, the decision to prepare and submit a competitive bid is taken by management in accordance with delegated authority limits. Cost estimates are prepared on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our minimum commercial standards and market conditions. Before the tender package is submitted to the customer, it is subject to detailed review; this review is performed by representatives of regional, product line, legal and finance departments; major project tenders are also subject to approval by corporate management and the Board of Directors.

Customers

        In 2002, we had 128 customers worldwide, of which 24 were major national and international oil and gas companies. The level of construction services required by any particular customer depends on the size of that customer's capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. In 2002, Shell accounted for 20% of our net operating revenue with BG Group and TotalFinaElf accounting for a further 10% and 9% respectively of our net operating revenue. In 2001, TotalFinaElf accounted for 24%, of our net operating revenue, while Shell and BG Group accounted for 9% and 4% respectively. During 2002 and 2001, our ten largest customers accounted for 69% and 76% respectively, of our net operating revenue, and over that period seven customers, Shell, TotalFinaElf, BG Group, BP, Statoil, Petrobras and Norsk Hydro consistently numbered among our ten largest customers.

Competition

        The offshore contracting business is highly competitive. The consolidation in the offshore oil and gas services industry in the last few years has resulted in fewer but more substantial competitors. Although we believe that customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. Our ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling our ships, we may from time to time be required to bid our ships in projects at lower margins depending on the prevailing contractual rates in a given region.

        We believe that we are one of only four companies capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in most of the range of services that we offer to our customers is limited to three main competitors, Technip-Coflexip, Subsea 7 and Saipem S.p.A. We are subject to intense competition from these offshore contractors. In North America, J. Ray McDermott Inc., Global Industries Inc., Cal Dive International, Torch Offshore Inc. and Horizon Offshore Contractors Inc. also provide similar services to those that we provide. Additionally, these services are provided by J. Ray McDermott Inc. in Asia Pacific and the Middle East and by Global Industries Inc. in Asia Pacific and West Africa. However, we believe that these companies are not capable of operating in all the major oil and gas producing regions worldwide. We also compete with Allseas Marine Contractors and Heerema who operate in the worldwide market, providing trunkline and rigid pipelay services and heavy lifting services, respectively. We also face substantial competition from smaller regional competitors and less integrated providers of offshore services.

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

Supplies and Raw Materials

        We generally do not manufacture the components used in the offshore services that we provide, but rather supply, assemble and install equipment manufactured by others. Assembly work is performed at our onshore fabrication yards located in Lobito (Angola), Warri (Nigeria), Louisiana (USA) and Macae City (Brazil). We coordinate our procurement and supply activities on a regional basis with group level management overseeing the procurement and supply function for all of our operations.

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

Intellectual Property

        Under our intellectual property policy, we protect ourselves through patents, publications and other means available. Some of our operations are conducted under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, none of the operations conducted under patents held by us or under license agreements represents a significant percentage of our net operating revenue. As discussed under "Item 8. Legal Proceedings", we are in dispute with a competitor who is claiming damages for infringement of a patented technology.

Other Matters

Health, Safety & Environmental Management and Quality Assurance

        We conduct our business through a well-defined set of processes specified in our Management System to ensure the well-being and safety of our employees and others with whom we work, as well as giving the proper regard to the protection of the environment. Each of our managers is encouraged to take the necessary steps to create a culture of continuous improvement. Our Management System provides the necessary instructions, procedures and guidelines encompassing all areas of our operations so that we can assure the quality of our services to our customers. It is designed and maintained in accordance with ISO 9001, an international standard established by the International Standards Organization to certify quality assurance systems. Each of our Regional businesses has dedicated Health, Safety, Environment and Quality ("HSEQ") staff, who are responsible for coaching, auditing and verifying that these quality systems are fully implemented by projects in that particular Region. In addition, a Corporate HSEQ Manager, located in Aberdeen, Scotland, formulates corporate HSEQ assurance policies and processes, and oversees the implementation and enforcement of such processes on a Group-wide basis.

Risks and Insurance

        Our operations are subject to all the risks normally associated with offshore development and operations and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. We insure our assets at levels which our management believes reflect their current market value, subject to appropriate self-insured deductibles. Such assets include all capital items such as ships, major equipment and land-based property. We believe our insurance should protect against, among other things, the impact on our business of the total or constructive total loss of a major asset.

        Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We insure ourselves for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers' compensation protection and pollution. However, there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, and a successful liability claim for which we are under-insured or uninsured could have a material adverse effect on us.

Government Regulation

        Our business is subject to international conventions and governmental regulations that strictly regulate various aspects of our operations. The maritime laws and the diving, health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. Our

Management System which describes all our business processes, is designed to meet best practice and covers all legislative requirements in the regions in which we operate. We closely follow the guidelines set by the International Marine Contractor Association.

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

        The International Maritime Organization has made the regulations of the International Safety Management (ISM) Code mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and ship or barge certifications. We believe that we are in compliance with these standards to the extent such standards are applicable to our operations.

        Compliance with current health, environmental, safety and other laws and regulations is a normal part of our business. These laws change frequently and, as a normal part of our business, we incur costs to maintain compliance with such laws. Although these costs have not had a material impact on our financial condition or results of operations in recent years, there can be no assurance that they will not have such an impact in the future. Moreover, although it is our objective to maintain compliance with all such laws and regulations applicable to us, there can be no assurance that we will avoid material costs, liabilities and penalties imposed as a result of governmental regulation in the future.

        In addition, we are required by various governmental and other regulatory agencies, including the agencies referred to above, to obtain certain permits, licenses and certificates with respect to our equipment and operations. The kind of permits, licenses and certificates required in our operations depends upon a number of factors but are normally of a type required of all operators in a given jurisdiction. We believe that we have or can readily obtain all permits, licenses and certificates necessary to conduct our operations. Some countries require that we enter into joint venture or similar business arrangements with local individuals or businesses in order to conduct business in such countries.

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

        We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or agents may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

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

        Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-year intervals. A classed ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, we drydock our classed ships every second year during the winter off-season. Should any defect be found, the classification society surveyor will issue his report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be "in class," and all of our major classed ships currently meet that condition.

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

Organizational Structure

        Our principal shareholder is SNTG, a wholly owned subsidiary of SNSA. SNSA is a holding company which through its subsidiaries has operations in various industries including transportation, fish farming, software development and contracting for the offshore oil and gas industry. SNTG is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids and other specialty liquids. In addition, through its parcel tanker, tank container, terminal, rail and barge services, SNTG provides integrated transportation for its customers. As of March 31, 2003, SNTG had an economic interest of approximately 63.5% in us and a voting interest of approximately 69%.

Significant Subsidiaries

        Our significant subsidiaries are set out in the table below.

Company name	Country of incorporation	Percentage of ownership
Stolt Offshore S.A.	France	100%
Stolt Offshore Services S.A.	France	100%
Stolt Offshore Inc.	U.S.	100%
Stolt Comex Seaway Holdings Inc.	U.S.	100%
Stolt Offshore A/S	Norway	100%
Stolt Offshore M.S. Limited	Bermuda	100%
Stolt Offshore B.V.	The Netherlands	100%
Stolt Offshore Limited	United Kingdom	100%
ETPM DeepSea Limited	United Kingdom	100%

Description of Property

Major Assets

        The following table describes our major assets as of March 31, 2003:

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/Chartered
Construction Support Ships
Seaway Harrier	Subsea construction	1985	1	84	Owned(1)
Seaway Hawk	Subsea construction	1978	—	93	Owned
Seaway Osprey	Flexible flowline and umbilical lay, accepts coiled tubing, straightener for tubing, stern roller	1984/1992/1996	2	102	Owned(1)
Seaway Eagle	Flexible flowline lay, multi-purpose subsea construction	1997	2	140	Owned(1)
Seaway Legend	ROV and hardsuit diving support, subsea construction	1985/1998	2	73	Owned
Discovery	Flexible flowline lay, subsea construction	1990	1	120	Chartered(2)
Seaway Kingfisher	Diverless inspection, repair and maintenance	1990/1998	2	90	Chartered(3)
Seaway Explorer	Trenching ship	1984	—	80	Owned(1)
Flowline Lay Ships
Seaway Condor	Flexible flowline and umbilical lay, module handling system, trenching	1982/1994/1999/2002	2	141	Owned(1)
Seaway Falcon	Rigid and flexible flowline and umbilical lay	1976/1995/1997	2	162	Owned(1)
Seaway Polaris	Deepwater derrick/pipelay barge	1979/1991/1996/1999/2002	2	137	Owned(1)
Seaway Kestrel	Rigid reel lay ship	1976/1991/1995	—	99	Owned(1)
Survey/IRM Ships
Seaway Defender	ROV and hardsuit diving support, subsea construction	1976	1	67	Owned
Seaway Pioneer	ROV and hardsuit diving support, subsea construction	1966/1996	1	64	Owned

Seaway Invincible	ROV support, subsea construction	1971	—	71	Owned
Seaway Rover	ROV support, subsea construction	1966/1972/1983/1991	—	71	Owned
Elang Laut	Multi-role shallow seismic/multibeam survey and geotechnical service ship	1978	—	35	Owned
Far Saga	ROV support, subsea construction	2001	2	89	Chartered(4)
Anchored Construction & Maintenance Ships
American Pride	Four-point anchor system	1977/1992	—	59	Owned
American Constitution	Four-point anchor system, saturation diving, moonpool	1974	—	64	Owned
American Eagle	Four-point anchor system	1976	—	50	Owned
American Independence	Four-point anchor system	1970	—	52	Owned
American Star	Four-point anchor system, saturation diving	1967/1998	—	53	Owned
American Triumph	Four-point anchor system	1965/1997	—	53	Owned
American Victory	Four-point anchor system	1976/1997	—	50	Owned
American Liberty	Four-point anchor system	1974	—	33	Owned
American Diver	Diving support	1964	—	33	Owned
Heavy Lift Ships and Barges
Stanislav Yudin	Heavy lift, 2,500-ton crane	1985	—	183	Chartered(5)
Annette	Pipelay barge, marine construction	1972/1989/1997	—	61	Owned
Arwana	Pipelay barge	1998	—	70	Owned
Jasamarine V (ex Sin Thai Hin IV)	Flat top barge fitted out for inshore diving/construction	1978	—	55	Owned
Seaway Orion	Pipelay barge	1977/1984/1997	—	85	Owned
DLB 801	Derrick lay barge	1978/1980/1989	—	107	Owned(1)
LB 200	Pipelay barge	1975/1996	—	168	Owned(1)
CBL 103	Seagoing barge	1975/1985/1996	—	91	Owned
Tugs and Other
Golek	Transport barge	1983/1992	—	46	Owned
Polka	River tug and anchor handler	1971	—	12	Owned
Seaway Sabiá	Anchor Mooring support	2002	—	37	Owned
DLB 1	Barge	1956	—	91	Owned

(1)
Subject to mortgage under our current credit facilities.

(2)
Chartered from Friary Ocean Surveyor NV through September 2003, with options to extend through 2011 and with options to purchase.

(3)
Chartered from Kingfisher DA in which we have a 50% ownership, for five years starting in 1998, with 10 one-year options to extend through December 2013 and with options to purchase.

(4)
Chartered from Farstad Supply AS for five years beginning in 2002 with three one-year options to extend.

(5)
Chartered to SHL by a subsidiary of the ship's owner, Lukoil, through October 2004.

        The environmental regulations which affect the utilization of the above assets are described in the paragraph headed Government Regulation above.

Other Properties

        As of March 31, 2003, we owned or held under long-term leases real estate property as described below:

Location	Function	Office Space (square meters)	Work or Storage Space or Land (square meters)	Status
Aberdeen, Scotland	Offices, workshop and storage	8,949	95,351	Owned/Leased
Ardersier, Scotland	Storage	—	42,694	Owned
Baku, Azerbaijan	Offices	66	—	Leased
Bergen, Norway	Offices	100	—	Leased
Cairo, Egypt	Offices	250	—	Leased
Dhahran, Saudi Arabia	Offices and storage	330	750	Leased
East Kalimantan, Indonesia	Workshop and storage	—	190,267	Leased
Houston, Texas	Offices, workshop and storage	4,830	9,467	Leased
Houston, Texas	Offices, workshop and storage	10,105	25,738	Leased
Jakarta, Indonesia	Offices and storage	915	601	Leased
Kristiansund, Norway	Offices and storage	120	800	Leased
Lagos, Nigeria	Offices	200	—	Leased
Lobito, Angola	Offices, fabrication and storage	5,945	554,431	Leased
Luanda, Angola	Offices and storage	53	690	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	1,286	21,651	Owned/Leased
Nanterre, France	Offices	22,364	—	Leased
New Orleans, Louisiana	Offices, workshop and fabrication	347	52,609	Owned/Leased
Perth, Australia	Offices and storage	440	1,750	Leased
Port Gentil, Gabon	Offices and storage	305	5,070	Owned/Leased
Port of Fourchon, Louisiana	Offices and workshop	52	39,256	Leased
Port of Iberia, Louisiana	Offices and workshop	1,999	97,373	Owned/Leased
Rio de Janeiro, Brazil	Offices	295	—	Owned
Rotterdam, The Netherlands	Storage	—	4,200	Leased
Rueil, France	Offices	5,235	—	Leased
Sharjah, United Arab Emirates	Offices	1,570	—	Leased
Singapore	Offices, workshop and storage	928	4,606	Leased
Stavanger, Norway	Offices	7,721	562	Leased
Sunbury, England	Principal Executive Offices	765	—	Leased
Tananger, Norway	Offices and storage	250	26,000	Leased
Tchengue, Gabon	Offices and storage	1,486	60,000	Leased
Tehran, Iran	Offices	200	—	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased

        During 2003, we plan for the North America region's headquarters to move to new, leased office premises in Houston. The reason for the move is to locate our Regional Headquarters in a single office building adjacent to Paragon Engineering Services' offices. The removal will take place in September and October 2003, and the existing lease will be terminated in January 2004 upon payment of an early exit penalty of $0.1 million.

Item 5. Operating and Financial Review and Prospects.

        We are one of the largest offshore service contractors in the world. We design, procure, build, install and service a range of offshore surface and subsurface infrastructure for the oil and gas industry, specializing in technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services. Our revenues for the year ended November 30, 2002 were $1.4 billion, and our order backlog on March 31, 2003 was $1.4 billion, as compared to our order backlog of $1.6 billion at March 31, 2002. Of the March 31, 2003 backlog amount, we expect that $0.9 billion will be recognized as revenue in 2003 and $0.5 billion will be included in later years.

        The market for our services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

        Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies. The impact of this investment takes time to work through to the offshore construction sector. We expect to see a continued expansion of demand in 2003 for our services, with this trend continuing over the next few years. However, we believe that, for offshore EPIC contractors to survive, the oil companies which make up its customer base will need to bear more of the risks associated with EPIC projects especially in challenging geographic areas. It is our strategy to be an EPIC contractor, but we will not accept excessively onerous contract terms, for example relating to subsea soil conditions or bad weather, which we have in the past.

        Following review of information which became available in recent project reporting and a subsequent major project review led by our CEO, we have identified substantially poorer than anticipated performance and cost overruns on three major EPIC contracts and several smaller projects. This has resulted in a significant decrease to the results of operations that we anticipate for the 2003 fiscal year. A further discussion of these matters is included in "Liquidity and Capital Resources" and "Subsequent Events" below.

        In this section, we explain our general financial condition and the results of our operations. As you read the following discussion and analysis, you should refer to our Consolidated Financial Statements and the related notes thereto for fiscal years 2002, 2001 and 2000 included in this Report.

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

	Utilization Rate
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Year
Deepwater Heavy Construction Ships
2002	72%	84%	82%	82%	80%
2001	80%	85%	93%	94%	88%
2000	69%	74%	77%	93%	78%
Light Construction and Survey Ships
2002	68%	52%	69%	57%	61%
2001	43%	52%	85%	84%	66%
2000	36%	42%	64%	49%	48%
Trunklines, Barges and Anchor Ships
2002	63%	55%	31%	46%	48%
2001	34%	47%	66%	75%	56%
2000	31%	30%	36%	45%	35%

        Utilization of all ships in 2002 was lower than 2001 due to the following factors: Utilization of Deepwater Heavy Construction Ships was reduced due to a decrease in the utilization of the Seaway Falcon, which had 50 days of unpaid transit, and the Seaway Polaris due to dry-docking. Utilization of Light Construction and Survey ships was adversely affected by the eight-month lay-up of the survey ship Seaway Invincible. The decrease in utilization of trunkline barge and Anchor ships was due to reduced utilization of Gulf of Mexico and African fleets, including the DLB 801, which was laid up for most of the year, and the American Recovery, which was eventually sold on October 14, 2002. Utilization of the Deepwater Heavy Construction fleet in 2001 was higher than in 2000. This was due to growth in demand in the North Sea, Gulf of Mexico and West Africa, particularly on the ship-intensive Girassol project. The poor market conditions in 2000 were more pronounced for the Light Construction and Survey fleet and the Trunkline, Barges and Anchor Ships.

        In 2003 we expect ship utilization to decline due to the lack of demand for certain ships and barges, most notably the LB 200, which is being laid up for the remainder of the year.

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

        The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of SHL, a joint venture with a subsidiary of the Russian oil company Lukoil; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors; and Paragon Engineering Services and Paragon Litwin, both of which provide engineering services for the offshore oil and gas industry. Also included in the Corporate segment are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

	Year Ended November 30,
	2002		2001		2000
	$	%	$	%	$	%
	($ in millions)
Net operating revenue
Asia Pacific region	25.7	1.8	39.4	3.2	40.5	4.1
North America region	190.5	13.2	276.7	22.0	122.3	12.4
Norway region	105.8	7.4	110.6	8.8	198.8	20.2
SEAME region	702.7	48.9	520.2	41.4	444.9	45.2
South America region	52.0	3.6	50.5	4.0	52.8	5.4
U.K. region	229.8	16.0	214.7	17.1	123.6	12.6
Corporate	131.0	9.1	43.8	3.5	0.5	0.1

Total	1,437.5	100.0	1,255.9	100.0	983.4	100.0

Net (loss) income before tax (after minority interests)
Asia Pacific region	(3.3)	(2.3)	—	—	(14.9)	(39.0)
North America region	(116.0)	(80.7)	(36.2)	(565.6)	(21.2)	(55.5)
Norway region	15.9	11.1	11.7	182.8	3.0	7.9
SEAME region	(36.6)	(25.5)	24.5	382.8	20.1	52.6
South America region	5.4	3.8	5.5	85.9	8.4	22.0
U.K. region	(5.1)	(3.6)	1.3	20.3	(9.2)	(24.1)
Corporate	(4.0)	(2.8)	(0.4)	(6.2)	(24.4)	(63.9)

Total	(143.7)	(100.0)	6.4	100.0	(38.2)	(100.0)

Overall

        Net operating revenue in 2002 increased to $1,437.5 million in 2002 from $1,255.9 million in 2001. This reflects the continued growth in the market for our services, particularly on major projects in the SEAME region, in addition to increased year-on-year revenue on Paragon Engineering Services and Paragon Litwin which were acquired during 2001. The results before tax have been adversely affected by losses incurred on several major contracts in West Africa, North Sea and Egypt, and also by a number of other items, which are shown in the following table:

	2002	2001	2000
	($ in millions)
Pre-tax (loss) income (after minority interests) as reported	(143.7)	6.4	(38.2)
Charge for impairment of goodwill	106.4	—	—
Charge for impairment of fixed assets	12.1	—	—
Gain on disposal of assets of Big Inch Marine Systems, Inc.	(8.0)	—	—
Charge for impairment of Comex trade name	—	7.9	—
Restructuring charge	—	—	3.3

Adjusted pre-tax (loss) income	(33.2)	14.3	(34.9)

        The charge of $106.4 million for impairment of goodwill results from the elimination of goodwill on acquisition of three subsidiaries: firstly, a charge of $103.0 million in respect of the 1998 acquisition of Ceanic; secondly, a charge of $1.8 million in respect of Danco A/S, which holds our investment in the NKT Flexibles joint venture; and thirdly, a charge of $1.6 million in respect of our Indonesian subsidiary PT Komaritim. These impairment adjustments are described more fully in the section below entitled "Depreciation and Amortization".

        The charge of $12.1 million for impairment of fixed assets is made up of several items, the main one being our 49% share of a fixed asset impairment loss booked by the NKT Flexibles joint venture. The remainder of the charge relates to adjustments to the carrying value of several smaller fixed assets.

        Net operating revenue increased to $1,255.9 million in 2001 from $983.4 million in 2000 largely due to greater activity on major projects in the Gulf of Mexico and West Africa. During the year, the Girassol and Gulfstream projects suffered from project delays, cost overruns and delays in settling variation orders which negatively impacted our results. The project delays also tied up some of our major construction assets reducing our capacity to participate in the spot market which can be significant in the second half of the year. Despite these factors, the improved market conditions resulted in an improvement in the results before tax from a loss of $38.2 million in 2000 to a profit before tax in 2001 of $6.4 million.

Commentary on major projects

        In the year ended November 30, 2002, there was an aggregate negative impact of $58.8 million on our net loss attributable to changes in estimates on major projects, which highlight the risks to which offshore contractors are exposed when undertaking fixed price turnkey projects. The most significant components of this adverse development occurred on the following projects:

  •
  A $35.2 million downgrade was recorded on the $145.0 million EPIC project for the Burullus Gas Company in the Scarab and Saffron development in the Eastern Mediterranean off the coast of Egypt. This downgrade has been caused by significantly extended operations during pipelay and structures installation resulting from extensive changes in work scope, as well as trenching difficulties, fabrication and local logistics cost overruns. The impact of these downgrades was sufficient to cancel the entire forecast gross margin at completion, and consequently a provision was booked to recognize all further forecast losses.

  •
  An $8.5 million downgrade was recorded on the $146.4 million Shell EA EPIC contract in offshore Nigeria, due primarily to fabrication cost overruns in our local yard at Warri caused by community unrest as well as longer than expected offshore vessel operations resulting from repair works and changes of scope.

  •
  A $4.8 million downgrade occurred on the $197.0 million Shell Bonga EPIC contract in offshore Nigeria, due to increased costs associated with local fabrication, schedule changes, changes in installation scopes and increases in subcontractor costs.

  •
  A $4.8 million downward adjustment was recorded on the $68.7 million Conoco CMS 3 subsea construction project in the North Sea. Seabed soil conditions encountered during the project differed significantly from those that had been anticipated, thus leading to significant increases in work duration and associated expenditure.

        In early 2003, our new senior management team began a review of our major projects and identified substantially poorer than anticipated performance and cost overruns on three major projects and several smaller projects. This has resulted in a significant decrease to the results of operations that we anticipate for the 2003 fiscal year. A further discussion of these matters is included in "Liquidity and Capital Resources" and "Subsequent Events" below.

Asia Pacific Region

        Net operating revenue in 2002 decreased to $25.7 million in 2002 from $39.4 million in 2001 due to a downturn in the market for construction and shallow pipelay work in Indonesia and drill support ROV work throughout the region. The prospects for 2003 are expected to improve as the market for our shallow pipelay barges and other construction work shows a steady growth.

        In 2001, net operating revenue remained stable at $39.4 million compared to $40.5 million in 2000. This was due to a slight deterioration in the market for ROVs and in the Indonesian market in general.

        The net result before tax for 2002 was a loss of $3.3 million compared with a break-even result in 2001 arising partly from a write down of assets due to the goodwill impairment charge of $1.6 million in respect of the Indonesian subsidiary plus a drop in market conditions on construction and drill support ROV work.

        In 2001, the region reported a break-even result compared to a net loss before tax of $14.9 million in 2000. The improvement in 2001 was the result of efforts carried out in 2000 to reduce the local fixed cost structure and focus on the target niche market. In addition, 2000 results were adversely affected by two loss-making projects in the region.

North America Region

        Net operating revenue in 2002 decreased to $190.5 million in 2002 from $276.7 million in 2001. The decrease was due to reduced activity on the pipelay project for Gulfstream Natural Gas LLC which was completed in early 2002, and reduced subsea construction activity as a result of depressed market conditions. There was an upturn in activity in the final quarter due to Hurricane Lili, which caused damage to offshore installations.

        The prospects for 2003 are for higher turnover compared to 2002 with increased activity in subsea construction. The region replaced the Gulfstream project's pipelay activity with the Hubline project for Duke Energy in Boston Harbor.

        Net operating revenue increased from $122.3 million in 2000 to $276.7 million in 2001. Contrary to expectations, higher oil and gas prices did not result in improved margins during 2001, although they did increase the level of activity in the region with the pipelay project for Gulfstream Natural Gas LLC contributing to this increase.

        The net result before tax for 2002 was a loss of $116.0 million compared with a net loss of $36.2 million in 2001. This is largely due to the $103.0 million goodwill impairment charge relating to the 1998 acquisition of Ceanic and the significant reduction in net operating revenue. Excluding the impairment charge, the net result before tax was $13.0 million loss, an improvement of $23.2 million from 2001. The improvement is partially due to the one-off gain of $8.0 million on the asset sale of Big Inch Marine Systems, and improved results on subsea construction projects and a neutral result on the Gulfstream Project. Poor performance in 2001 on the Gulfstream project resulted in an increased net loss before tax of $36.2 million compared to a net loss before tax in 2000 of $21.2 million. Margins improved on other activity in the Gulf of Mexico due to cost reduction actions in 2000.

Norway Region

        Net operating revenue in 2002 decreased to $105.8 million in 2002 from $110.6 million in 2001. There was a difficult market situation in both 2001 and 2002 during which time there have been no significant EPIC or Pipelay projects. The minor decrease in 2002 revenue was mainly related to the lower activity level in the subsea construction market. We expect a significant increase in revenue due to large in-hand subsea construction projects. Net operating revenue in 2001 was $110.6 million compared to $198.8 million in 2000. The decrease was due to the absence of any major pipelay projects.

        The net result before tax for 2002 was a profit of $15.9 million compared with a net income before tax of $11.7 million in 2001. The figures for 2001 included two loss making projects with a total loss of $4.9 million. Net income before tax in 2001 was $11.7 million compared to a net income before tax of $3.0 million in 2000. This improvement was largely due to the good performance on subsea construction projects.

SEAME Region

        Net operating revenue in 2002 increased to $702.7 million in 2002 from $520.2 million in 2001. This increase was largely due to high levels of activity in Nigeria with the EA, Forcados Yokri and OGGS projects running in conventional water depths for Shell, and the TotalFinaElf Amenam project now close to completion. Some of these projects are running at a negative margin due to problems with tendering, execution, local content issues and logistics. Much activity took place in Egypt where, as discussed above, the installation work was carried out on the Scarab and Saffron projects for the Burullus Gas Company. Turnover in Angola was down from its 2001 level due to lower activity on the Girassol project. In 2003, we expect continuing growth in the level of activity in the SEAME region. Revenue is likely to be slightly down from its 2002 level although we anticipate that this can be compensated by higher levels of activity performed through non-consolidated joint ventures such as Sonamet.

        Net operating revenue has increased to $520.2 million in 2001 compared to $444.9 million in 2000. This increase is largely the result of the Girassol project in Angola and traditional pipelay contracts on offshore projects in Nigeria.

        The net result before tax for 2002 was a loss of $36.6 million compared with a net income before tax of $24.5 million in 2001 This degradation in trading performance is due to loss making turnkey projects in the EPIC product line.

        The result for the SEAME region in 2003 is expected to be very unfavorable as a result of project downgrades reported in "Item 5. Subsequent Events". Furthermore, we have mothballed the pipelay barge LB 200 from March 2003 for the remainder of the year, and this will result in reduced ship cost recoveries in the SEAME region.

        Net income before tax was $24.5 million in 2001 compared to $20.1 million in 2000. The increase in 2001 is due to successful progress on several major turnkey projects, notably Amenam, Hyundai South Pars and Triton la Ceiba.

South America Region

        Net operating revenue in 2002 increased slightly to $52.0 million in 2002 from $50.5 million in 2001. The $1.5 million of increase was mainly due to the good performance for both the Seaway Condor and the Seaway Harrier, which are both on long-term charter to Petrobras, partially offset by costs relating to the ending of Argentina activities and several other small contracts.

        Revenue for 2003 is expected to increase slightly due to a new ROV survey contract signed in February 2003.

        Operating revenue in 2001 was down slightly at $50.5 million, compared to $52.8 million in 2000. The reduction was due to the expiry in early 2001 of a long-term diving contract in Argentina.

        Net income before tax for 2002 was $5.4 million, which was consistent with net income of $5.5 million in 2001.

        Net income before tax for 2001 of $5.5 million was a reduction from $8.4 million in 2000. The fall in profitability was due to the expiry of the Argentina diving contract.

U.K. Region

        Net operating revenue increased to $229.8 million in 2002 from $214.7 million in 2001. This increase reflected a continuation of the increase in project activity in the region from 2001, including Conoco CMS 3, ATP Helvellyn and BP Mirren and Madoes projects, as well as the inspection, repair and maintenance contracts.

        The prospects for 2003 are for a significant reduction in activity levels when compared with the previous two years. Several projects, which had been originally scheduled to take place in 2003, have either been postponed or cancelled.

        Net operating revenue in 2001 was $214.7 million, compared to $123.6 million in 2000. The increase in revenue was due to the improved market conditions in the region.

        The net result before tax for 2002 was a loss of $5.1 million compared with a net income of $1.3 million in 2001. This adverse variance is mainly attributable to the Conoco CMS 3 subsea construction project. Seabed soil conditions encountered during the project differed significantly from those that had been anticipated, leading to significant increases in working duration and associated expenditure.

        The 2001 net income before tax of $1.3 million was an improvement compared to the net loss before tax of $9.2 million in 2000. The increased market activity and the better asset utilization largely explain this improvement.

Corporate

        Corporate items include all activities that serve more than one region.

        Net operating revenue increased in 2002 to $131.0 million from $43.8 million in 2001. Of this increase, $68.7 million is attributable to the inclusion of both Paragon Engineering Services and Ingerop Litwin for a full financial year. In 2001, these businesses were only consolidated for part of the year subsequent to acquisition.

        2003 revenue and income are expected to be in line with 2002.

        Net operating revenue in 2001 amounted to $43.8 million compared to $0.5 million in 2000. The increase largely results from the acquisition of Paragon Engineering Services, Inc. and Ingerop Litwin, a Paris-based engineering company.

        The net loss before tax for 2002 was $4.0 million compared with a net loss before tax of $0.4 million in 2001. The increased loss in 2002 is primarily due to asset impairments of $8.1 million and goodwill impairment charges of $1.8 million on the NKT Flexibles joint venture. The year was also affected by under-recoveries of costs on group ships totaling $18.0 million, which was offset by over-recoveries of interest expense totaling $8.6 million.

        Among the Corporate assets contributing to under-recovery is our advanced Radial Friction Welding equipment, which was under development for a number of years. We are investigating how best to utilize it, including a proposal to install it on a jointly owned ship under a joint venture arrangement.

        Net loss before tax for 2001 was $0.4 million compared to losses of $24.4 million in 2000. The losses resulted from the under recovery of interest expense and under recoveries on asset utilization.

Business Acquisitions

        On March 30, 2001, we acquired 86% of the voting rights and 63% of the economic rights of a newly created company, Paragon Engineering Holdings, Inc. ("PEH"). PEH subsequently purchased 20% of the share capital of Paragon Engineering Services, a Houston-based engineering service company, and an option to purchase an additional 40% of the share capital. PEH exercised the option on September 4, 2001. On July 18, 2001, we purchased the entire share capital of the Paris-based engineering company Ingerop Litwin. These acquisitions brought a significant expansion of skills in conceptual and detailed engineering.

        The aggregate consideration paid to acquire Paragon Engineering Services and Ingerop Litwin was a total of $16.7 million in cash including a deferred amount of $4.3 million relating to the acquisition of Paragon Engineering Services, which is due on March 30, 2005. The acquisition costs of the deal were $0.7 million. During the year ended November 30, 2002, we finalized our valuations of the fair value of the intangible assets acquired. Our share of these intangible assets was revised upwards to $5.2 million from $2.1 million. Following this exercise, goodwill on acquisition was calculated as $6.0 million.

        Additionally, from March 30, 2005, the Paragon Engineering Services sale agreement provides for payment to be made to a former shareholder of Paragon and Paragon Litwin. The payment is contingent upon a multiplier of the future earnings of Paragon Engineering Services, as defined in the agreement, exceeding the deferred consideration. No recognition of the contingent payment has been made in our financial statements, as it is not certain that this payment will be made and currently it is not possible to quantify the amount.

        During the year ended November 30, 2002, we settled the minimum share price guarantee in respect of the 6,142,857 Class A Shares (subsequently converted to Common Shares) issued to Vinci as consideration for ETPM. Under the terms of the sale and purchase agreement, these shares were issued to Vinci with a minimum guarantee price of $18.50 per share. In May 2002, we repurchased these shares for cash of $113.6 million to settle the guarantee. $54.7 million of the outlay represented the market price of the shares which we repurchased, and the remaining $58.9 million represented the settlement of the guarantee.

        During the year ended November 30, 2002, we settled the minimum share price guarantee in respect of 249,621 of the 1,758,242 Class A Shares (subsequently converted to Common Shares) issued to NKT Holdings A/S as consideration for the purchase of the share in NKT. The 249,621 shares had been previously issued to NKT Holdings A/S with a minimum guaranteed price of $13.65 per share. In February 2002, we repurchased the shares for cash of $3.4 million. Of that amount, $1.8 million represented the market price at the date of our repurchase, and the remaining $1.6 million represented the settlement of the guarantee.

        On March 10, 2003 we made the final payment to NKT Holdings A/S of $13.5 million in respect of the settlement of the outstanding share price guarantee for the remaining 879,121 Common Shares owned by NKT Holdings A/S, which were issued as partial consideration in the acquisition of 49% of the NKT Flexibles joint venture in December 1999. A total of $12.4 million will be deducted from paid in surplus in 2003, representing the value of the share price settlement guarantee.

Depreciation and Amortization

        Depreciation and amortization in 2002 was $96.1 million compared to $91.8 million in 2001. This increase was due to impairment charges included in depreciation totaling $4.0 million in respect of a number of smaller fixed assets, which had suffered under-utilization. The carrying value of these assets was tested by undiscounted and discounted cash flow projections.

        During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led us to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totaling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic. The remainder of the charge eliminated the outstanding goodwill on the acquisition of Danco, which holds our investment in NKT Flexibles, and our Indonesian subsidiary, PT Komaritim.

        Several factors were taken into account in the decision to record an impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then the Gulf of Mexico offshore market has experienced an unprecedented downturn. As a result, the North America region was loss-making for the two years ended November 30, 2001, and again performed below management's expectations in 2002. Recent market analysts' reports indicate that the major oil companies are directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. We foresee no significant upturn in demand in the Gulf of Mexico market in 2003, and have therefore revised earlier assumptions of long term market growth in the undiscounted and discounted cash flow projections used to assess goodwill impairment, and eliminated the remaining goodwill. Our strategy is still to maintain a strong competitive presence in the Gulf of Mexico, and we are planning to expand our service offering to the ultra-deepwater market in this and other regions, including ship-board Radial Friction Welding.

        The NKT Flexibles joint venture has been loss-making since we acquired a 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected, with the result that the joint venture has suffered from excess production capacity and has not met its performance targets. During 2002, NKT Flexibles management revised its strategy to focus on efficiency and forecasts slower growth in the next few years than initially forecast. We performed an impairment test of Danco's goodwill based on the NKT Flexibles cash flow projections in the business plan, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in the books of Danco in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

        The PT Komaritim subsidiary in Indonesia has been loss-making for several years, and in 2002 once again underperformed management's expectations. The Indonesian market is still characterized by high competition and shallow water, an environment in which we are unable to fully leverage our technology and core expertise. Following the preparation of undiscounted and discounted cash flow projections, we therefore decided that the $1.6 million of goodwill on acquisition was fully impaired, and wrote it off in November 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

        We changed our name from "Stolt Comex Seaway" to "Stolt Offshore" midway through 2000. In 2000, management's view was that both names were used in the marketplace and we believed that the "Comex" brand was recognized by customers in the main markets. By the final quarter of 2001, management determined that the "Stolt Offshore" name had gained a higher prominence than the "Stolt Comex Seaway" name. As a result it was not practicable to justify separate projected cash flow streams to support the value of the "Comex" name. Therefore, management determined that the "Comex" brand had been fully impaired and we recorded an impairment charge of $7.9 million during the year-ended November 30, 2001. The "Comex" trade name was previously amortized over 30 years on a straight-line basis.

        Depreciation and amortization in 2001 was $91.8 million, compared to $82.1 million in 2000. The increase was due to a larger fixed asset base and the writedown of certain small assets.

Equity in Net Income of Non-Consolidated Joint Ventures

        Equity in net income of non-consolidated joint ventures in 2002 was $5.3 million, compared to $11.7 million in 2001 and $5.8 million in 2000. The decrease in 2002 was due to our share of losses in the NKT Flexibles joint venture, which included losses resulting from operations of $5.9 million and $8.1 million in respect of fixed asset impairment charges recorded by the joint venture. These were recorded after NKT Flexibles management revised the joint venture's strategy and downgraded expectations for growth in future years. Offsetting this was $7.0 million in respect of our share of Sonamet income, resulting from improved performance of the Lobito Yard in 2002. The increase in 2001 was largely due to the successful year for joint venture operations in the North Sea.

Administrative and General Expenses

        Administrative and general expenses in 2002 were $73.0 million, compared to $64.0 million and $60.9 million in 2001 and 2000, respectively. The increase in 2002 was due to the introduction of a new management performance incentive scheme, executive redundancy and severance payments, professional fees in connection with an aborted share offering, and increased salary costs for newly hired Corporate staff. The increase in 2001 was largely due to the acquisitions of Paragon Engineering Services and Ingerop Litwin.

Other operating income, net

        In 2002, we recognized other operating income of $8.1 million. This primarily related to a gain of $8.0 million on the sale of the assets of Big Inch Marine Systems Inc.

        In 2001, we recognized other operating income of $2.3 million. This primarily related to a gain of $1.2 million on the sale of the assets of Hard Suits Inc., a specialized diving company.

Non-operating (Expense) Income

Net Interest Expense

        In 2002, net interest expense decreased to $18.2 million from $26.8 million in 2001. This decrease resulted largely from lower interest rates. Furthermore, during the year we exercised an option on a finance lease to purchase the barge DLB 801 and the hull of the Seaway Polaris,that was refinanced with bank borrowings at a lower interest rate.

        In 2001, net interest expense decreased to $26.8 million from $30.0 million in 2000. This decrease was due to reductions in interest rates during the year.

Income Tax Provision (Benefit)

        We recorded a net tax charge of $8.2 million in 2002, compared to a net tax charge of $20.6 million in 2001 and a net tax benefit of $3.8 million in 2000.

        The tax charge in 2002 included withholding taxes of $14.0 million imposed by tax authorities in certain countries. Additionally, in the North America region, we did not recognize any net deferred tax asset for the losses incurred, and took a further $10.8 million valuation allowance against the deferred tax asset brought forward from 2001.

        We also reviewed our position under the U.K. tonnage tax regime, whereby taxable income is calculated by reference to the tonnage of the vessel, and released a further $21.3 million of deferred tax liability in respect of fixed asset timing differences which will not reverse due to our intention to remain permanently in the tonnage tax regime. This was partially offset by a valuation allowance against our net operating losses.

        As in the current year, the tax charge of $20.6 million in 2001 largely resulted from withholding taxes imposed by tax authorities in certain territories in West Africa, which had higher revenue in 2001 than in previous years. Additionally, we did not recognize any net deferred tax asset in 2001 for the losses in the North America region as had been done in previous years.

        Partially offsetting these items in 2001 was the release of a portion of the deferred tax liability of $15.2 million for accelerated U.K. shipping allowances as a result of our U.K. shipping subsidiaries electing to join the U.K. tonnage tax regime.

        The tax credit in 2000 largely resulted from poor results in the North Sea and North America where deferred tax assets were recognized.

Share Capital and Earnings Per Share

        During the year ended November 30, 2002, we repurchased 6,392,478 Common Shares as part of the transaction to settle the share price guarantees in respect of the acquisition of ETPM and NKT Flexibles. This is described in more detail in the "Business Acquisitions" section above.

        The 6,392,478 Common Shares were subsequently sold to SNSA for proceeds of $38.4 million. This partially repaid a loan of $64.0 million provided by SNSA to assist in funding the settlement of the guarantees.

        On November 26, 2002, we issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA.

        On March 7, 2001, a previously announced share reclassification became effective. The objective of the reclassification was to create a simplified and more transparent share capital structure to give all shareholders a vote on all matters and to increase the liquidity of the Common Share public float by some 50%. The previously outstanding non-voting Stolt Offshore Class A Shares were reclassified as Common Shares on a one-for-one basis.

        As a result of this reclassification, at November 30, 2002, we had outstanding 76.3 million Common Shares and 34.0 million Class B Shares (which are economically equivalent to 17.0 million Common Shares and are all owned by SNSA) for a total of 93.3 million Common Share equivalents. The reclassification did not change the underlying economic interests of existing shareholders or the number of shares used for earnings per share purposes.

Related Party Transactions

        SNSA provides management services to us comprising legal, administrative, treasury, taxation, insurance and information technology services, which are invoiced on an arms-length basis. The cost of these management services were $3.2 million, $3.7 million and $3.3 million for the years 2002, 2001 and 2000 respectively.

        In May 2002 SNSA advanced $64.0 million to us in order to assist our repurchase of the 6,142,857 Common Shares previously issued to Vinci and to settle the share price guarantee. We subsequently issued these and other shares to SNSA during 2002. The proceeds of $38.4 million from the issue of the shares were used to repay the debt due to SNSA. In November 2002, we issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan.

        During 2002 we made a payment of $50,000 for marketing services to a company in which a non-executive director has an interest (2001: $50,000, 2000: $50,000).

        For more information on related party transactions refer to "Item 7. Major Shareholders and Related Party Transactions".

Legal matters

        CSO commenced legal proceedings through the UK High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the UK. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. We applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

        During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89.0 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into UK waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the

Court and has thus so far not been upheld. We estimate that the total claim as submitted is approximately of $130.0 million at November 2002, increasing at 8% simple interest per annum.

        In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits.

        We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No.5,"Accounting for Contingencies", as interpreted by FASB Interpretation No.14 "Reasonable Estimation of the Amounts of a Loss", we have provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

        On April 15, 2003, the U.K. High Court, in an action between Rockwater Ltd. (part of the Halliburton Group) and CSO, held that the same patent, the subject of the proceedings against us, was invalid. We are considering our position in the light of this recent judgement.

        On December 6, 2002, we settled a long-standing dispute with the owners of the Toisa Puma vessel for $7.3 million, including interest of $1.0 million. The nature of the dispute was the cancellation of a charter of the vessel in 1999. We had expected that the settlement would be made in the range of $2 million to $8 million. The cost of the final settlement was included in our 2002 results.

Performance Bonds

        We have issued performance bonds amounting to $349.5 million at November 30, 2002. In the normal course of business, we provide project guarantees to guarantee the project performance of our subsidiaries and joint ventures to third parties.

Other contingencies

        In connection with a major West African contract, we received a letter dated December 13, 2002 from the customer notifying the consortium of which we are a member, of a potential claim for liquidated damages, of which our share would be $14.5 million. The claim relates to delays in completion of certain milestones. We do not believe that the customer has a valid case for liquidated damages, and on that basis have not recorded a provision. We have been in negotiations with the customer regarding the claims and have made demands that the customer reimburse us for costs incurred to operate ships during times when they were idle due to project delays for which the customer is responsible.

        In these negotiations the customer has offered to drop the claim for liquidated damages against us in exchange for our dropping the claim (not recorded in revenue) for reimbursement of ship costs. We are still negotiating these matters with the customer and we do not yet know what the outcome will be. The claim for liquidated damages has no effect on our reported results for 2002.

Liquidity and Capital Resources

        Our primary liquidity needs are to fund working capital, acquisitions, expenditures and dry-dock costs. Our principal sources of funds have been cash generated from operations, borrowings from commercial banks, SNSA and the issuance of share capital.

        Our principal credit facility is a $385.0 million secured multi-currency five-year revolving facility. The facility was entered into on September 22, 2000 with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC. The facility reduces to $330.0 million on August 31, 2003.

        On July 9, 2002, we entered into another secured multi-currency four-year revolving credit facility (together with the $385.0 million facility, the "Secured Credit Facilities") with a principal amount of $100.0 million. The facility amount reduces by $10.0 million commencing on January 9, 2004 and thereafter by $10.0 million at six monthly intervals until the termination date when the facility reduces to zero. The lead bank for this facility is Nordea Bank Norge ASA (Grand Cayman Branch), and the conditions of the facility are the same as for the $385.0 million credit facility.

        The total amount which can be drawn under the Secured Credit Facilities and the interest charge on outstanding debt is based on the ratio of our debt to EBITDA. The interest charge will range from 0.75% to 3.00% over the London InterBank Offered Rate ("LIBOR"). Debt under the Secured Credit Facilities is secured by a first priority mortgage on certain of our ships.

        As of November 30, 2002, we had available bank facilities, including overdraft facilities, of $542.3 million, of which $351.0 million were utilized. Of the bank facilities utilized, $335.0 million was classified as long-term debt.

        Net cash provided by operating activities was $84.7 million during 2002 compared to $16.7 million in 2001. This resulted from positive cash flow from operations of $48.9 million, a reduction in working capital of $22.6 million, and dividends of $13.2 million which were received from non-consolidated joint ventures, compared to $12.2 million in 2001.

        Average accounts receivable decreased to 114 days at November 30, 2002 from 125 days at November 30, 2001. Accounts payable days of 120 at November 30, 2002 compared to 134 days at November 30, 2001.

        Net cash provided by operating activities during 2001 was $16.7 million compared to $58.2 million in 2000. Improved operating performance in 2001 was largely offset by a build up in working capital, particularly unbilled receivables from customers, where under the terms of the contract, invoices could not yet be raised. Average accounts receivable increased to 125 days at November 30, 2001 from 111 days at November 30, 2000. Accounts payable days of 134 days at November 30, 2001 compared to 131 days in 2000.

        The other year-to-year fluctuations in cash from operating activities are due to fluctuations in net operating income as discussed under "Results of Operations" above.

        Net cash used in investing activities in 2002 was $76.4 million compared to $83.4 million in 2001. This mainly comprises the payment of $58.9 million to Vinci in respect of the settlement of the share price guarantee in respect of the acquisition of ETPM, and the payment of $1.6 million for the settlement of the share price guarantee to NKT Holdings A/S. This was partially offset by $23.5 million from the sale of the assets of Big Inch Marine Systems, Inc. Investments made in the purchase of fixed assets were $54.6 million which is $8.2 million lower than in 2001. A total of $15.2 million was received in respect of investments in non-consolidated joint ventures.

        Net cash used in investing activities in 2001 was $83.4 million compared to $160.6 million in 2000. In 2001, the acquisition of Paragon Engineering Services and Ingerop Litwin accounted for $0.1 million, net of cash acquired, $62.9 million was used to purchase fixed assets and $26.1 million was paid in respect of investments in non-consolidated joint ventures.

        Net cash used by financing activities in 2002 was $8.4 million, compared to cash provided of $72.5 million in 2001. Sources of financing were the receipt of a $64.0 million loan from SNSA to fund settlement of share price guarantees, and an increase in bank overdrafts of $10.2 million. These funds were used to repay capital lease purchase obligations totaling $23.7 million on the Seaway Polaris and DLB 801, and repurchase of treasury shares of $56.5 million.

        Net cash provided by financing activities in 2001 was $72.5 million, compared to $103.8 million in 2000. In 2001, this was mainly composed of an increase in long-term debt of $70.0 million, a

$3.3 million additional drawdown on short-term facilities, a $2.6 million decrease of restricted cash and a $3.8 million repayment of capital lease obligations. In 2000, net cash provided by financing activities mainly comprised the proceeds of $199.8 million from the issuance of 19,775,223 Class A Shares for further investment from SNSA; a net increase in long-term debt of $14.4 million was offset by the $104.3 million repayment of short-term facilities most of which were assumed through the acquisition of ETPM; the $5.4 million repayment of capital lease obligations; and a $2.6 million increase in restricted cash.

        As of November 30, 2002, the outstanding commitment under the minimum share price guarantee given in connection with the acquisition of NKT Flexibles, as described earlier, covers 879,121 Common Shares. We repurchased these shares in March 2003 at a price of $15.30 per share for a total of $13.5 million. During the 2003 financial year, we also expect to make capital expenditures of about $35.3 million of which approximately $19.0 million was committed at March 31, 2003. We expect our interest expense to be $29.3 million for the year 2003, proceeds of sales of assets are expected to exceed $30 million, and miscellaneous cash outflows are expected to total $12.4 million. Based on the current level of activity, cash used in operations is expected to be about $41.3 million. We expect that there will be a funding requirement of about $84.1 million. This funding requirement will be met through the use of existing credit facilities assuming that they remain available to us.

        Our credit facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to net worth and maximum consolidated debt to EBITDA. In early 2003 we amended the financial covenants contained in our Secured Credit Facilities to more appropriately reflect our financial prospects at that time. Based on those amendments, we expected that there would be a narrow margin of compliance with the financial covenants throughout the 2003 fiscal year. Since that time, our new senior management team began a review of our major projects and identified a substantially poorer than anticipated performance and cost overruns on three major EPIC projects and several smaller projects. In light of this revised forecast, we are working closely with our main banks in seeking to amend our two primary bank credit facilities to reflect our current financial position, including a waiver of certain financial covenant tests until November 30, 2003. As an interim step, our banks have agreed to a 30-day "standstill" through June 30, 2003 whereby they will take no actions on any potential non-compliance with our financial covenants while internal bank approvals are sought and documentation is completed. Without a waiver of certain financial covenants, we would be out of compliance with our bank credit agreements. If we cannot reach final agreement with our bank lenders on the terms of amendments and/or waivers to our Secured Credit Facilities, our noncompliance with our Secured Credit Facilities could potentially lead to the credit facilities being repayable on demand. We would not be able to repay these facilities on demand, unless an alternative financing source could be arranged.

        Even if we are able to amend our Secured Credit Facilities to incorporate terms and conditions with which we believe we can comply or obtain appropriate waivers, our ability to maintain compliance with such facilities will be subject to adverse changes in our financial condition, results of operations or cash flows, including all of the risk factors identified in this Report on Form 20-F. Any agreement that we reach with our lenders may provide only temporary relief from the current requirements of our Secured Credit Facilities. Therefore, it is possible that we may require further amendments or waivers in the future, which may or may not be possible depending on our financial condition at such time.

        The following table sets forth our contractual obligations and other commercial commitments as at November 30, 2002:

	Total	Less Than 1 year	1-3 years	4-5 years	After 5 Years
	($ in millions)
Contractual obligations
Long-term debt	335.0	—	325.0	10.0	—
Capital lease obligations	—	—	—	—	—
Operating leases	129.5	33.3	46.5	36.7	13.0
Total	464.5	33.3	371.5	46.7	13.0
Other commercial commitments
Performance guarantees	349.5	173.3	141.0	32.1	3.1

Subsequent events

        On December 3, 2002, we made a capital contribution of $12.0 million in cash to the NKT Flexibles joint venture. At the same date NKT Flexibles repaid an outstanding loan for $12.0 million due to us.

        In the first quarter of the fiscal year 2003, one of our West African projects has suffered a disruption due to a strike at a subcontractor's yard and the hijacking of a chartered survey vessel. The extent to which the impact of these events will be borne by us is currently under negotiation with the customer.

        On February 28, 2003, we made a drawdown of $48 million against the $50 million liquidity line provided by SNSA as discussed in Note 13 to our Consolidated Financial Statements and included elsewhere in this Report on Form 20-F. The $48 million drawdown was repaid within seven days.

        On March 10, 2003 we made the final payment to NKT Holding A/S of $13.5 million in respect of the settlement of the outstanding share price guarantee in respect of the remaining 879,121 Common Shares owned by NKT Holdings A/S, which were issued as partial consideration in the acquisition of 49% of the NKT Flexibles joint venture in December 1999.

Major Project Downgrades and other adverse cost effects

        Our new senior management team began a review of our major projects and identified substantially poorer than anticipated performance and cost overruns on three major EPIC contracts and several smaller projects. In addition, it is expected that activity levels will be slightly lower than previously anticipated. As a result of these factors, we at this time expect to incur a significant loss in the 2003 fiscal year. The specific reasons for this include:

  •
  Burullus Scarab Saffron, the first deepwater project of its type offshore Egypt which is now completed, where a further downgrade has been identified to provide for additional ship utilization days, poor performance of nominated sub-contractors and delays in claim resolution.

  •
  OGGS, in the harsh operating environment of Nigeria and now 80% completed, where forecasted costs have increased mainly due to additional ship utilization days and higher than estimated local support costs in West Africa.

  •
  Bonga, also offshore Nigeria, where the project is 50% complete, forecasted costs have increased due to higher project management and engineering, procurement and sub-contractor, and transport and logistics costs.

  •
  On smaller projects, where provisions are likely to be made in respect of risk on collection of receivables, lower activity levels and lower ship utilization.

Revised banking arrangements

        In light of this revised forecast, we are working closely with our main banks in seeking to amend our two primary bank credit facilities to reflect our current financial position, including a waiver of certain financial covenant tests until November 30, 2003. The steps we are taking in this regard and the possible consequences are described above under "Item 3. Risk Factors" and "Liquidity and Capital Resources."

Currency Fluctuations

        Our reporting currency is the U.S. Dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. Dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME and South American regions. In the Norway and U.K. regions, the functional currencies are the Norwegian Kroner and the British Pound, respectively. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the U.K., Norway, France and Brazil, and from our share of the local currency earnings in our operations in the U.K., Norway and SEAME regions. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were $41.7 million gain, $4.4 million gain and $45.4 million loss for the years 2002, 2001 and 2000 respectively. These are recorded in Other Comprehensive Income in the Consolidated Statement of Shareholders' Equity.

        We are also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities. Our currency rate exposure policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts. We enter into forward exchange and options contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures. All of the instruments used are hedges against forecasted underlying operating exposures, which are designated as cash flow hedges. We do not engage in currency speculation.

        Currently, our major foreign currency exposures are to the Euro, British Pound and Norwegian Krone. These exposures are managed by entering into derivative instruments pursuant to our policies in areas such as counterparty exposure and hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged.

        All of our derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge our committed exposures. Our derivative instruments are primarily standard foreign exchange forward contracts which subject us to a minimum level of exposure risk and have maturities of less than 24 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments. Further details are included in Note 23 to the Consolidated Financial Statements.

Inflation

        Our business transactions in high-inflation countries such as Brazil and Nigeria are almost entirely denominated in stable currencies, such as the U.S. dollar, and inflation therefore does not materially affect our consolidated financial results.

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

Critical Accounting Policies

        The preparation of our Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, we evaluate the estimates and judgements, including those related to revenue, bad debts, inventories, investments in non-consolidated joint ventures, intangible assets, income taxes, impairment charges, restructuring costs, pension benefits, and contingencies and litigation. We base our estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        There have not been any material changes to our accounting policies in the last three years. We believe the following critical accounting policies, among others, affect the more significant judgements and estimates used in the preparation of our Consolidated Financial Statements. The selection and development of our accounting policies are discussed periodically with our Audit Committee.

Revenue Recognition

        A significant portion of our revenue is derived from long-term contracts and is recognized using the percentage-of-completion accounting method. We apply Statement of Position 81-1 ("Accounting for Performance of Certain Construction-type Projects"). Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of estimated physical completion. Management reviews these estimates monthly and revenue and gross profit are recognized each period unless the stage of completion is insufficient to enable a reasonably certain forecast of revenue to be established.

        Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. Accordingly, favorable changes in estimates result in additional revenue and profit recognition, and unfavorable changes in estimates result in a reduction of recognized revenue and profits. Changes in estimates occur regularly in connection with long term projects and these changes may be significant depending on the size of the project or the adjustment. When estimates indicate that a loss will be incurred on a contract on completion, a provision for the expected loss is recorded in the period in which the loss becomes known. The effects of changes in estimates in fiscal year 2002 are described in "Item 5. Commentary on major projects" and effects in 2003 are shown in "Item 5. Operating and Financial Review and Prospects—Subsequent Events".

        A major portion of our revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when deemed realizable.

        In certain circumstances we use the services of an independent claims consultant to corroborate judgements made by management to assess whether it is probable that the claims or variation order will result in additional contract revenue and if the amount can be reliably estimated.

Tangible fixed assets, goodwill and other intangible assets

        This subject is included under Critical Accounting Policies due to the subjectivity of the estimates used in projecting cash flows for assets over which there are potential impairment issues, and because of the large net book value of fixed assets.

        Fixed assets are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets except for ships, which are considered to have a residual value of 10%.

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Goodwill arising on acquisitions prior to June 30, 2001 was amortized on a straight-line basis over 10 to 30 years and was reviewed for impairment whenever events or changes in circumstances indicated that the carrying value may not be recoverable.

Impairment of tangible fixed assets, goodwill and other intangibles

        In accordance with SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of", tangible fixed assets, goodwill and other intangibles are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. When we record an impairment charge, this creates a new cost base for the assets which have been impaired.

        We have discussed the significant impairment charges recorded in 2002 and 2001 in the "Depreciation and amortization" section above. In addition, we performed an impairment review of our Radial Friction Welding asset, which has a carrying value of $40.1 million. This asset was under development for a number of years. We are investigating how best to utilize it, including a proposal to install it on a jointly owned ship under a joint venture arrangement. The carrying value of this asset was supported by projected undiscounted cash flows, prepared in accordance with SFAS No. 121.

Recognition of Provisions for Legal Claims, Suits and Complaints

        In the ordinary course of business, we are subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, "Accounting for Contingencies", as interpreted by FASB Interpretation No. 14 "Reasonable Estimation of the Amount of a Loss", if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. Our results may be adversely affected if the provision proves not to be sufficient. The notable legal claims made against us are discussed fully in Note 22 to the financial statements and are summarized in the section above entitled "Legal matters".

Income Taxes

        This subject is included under Critical Accounting Policies due to the necessity of making assumptions about future taxable profits and tax planning strategies. Changes in these assumptions are reasonably likely to occur from period to period and are likely to have a material impact on the results of our operations and our financial position.

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

Impact of New Accounting Standards

        We have adopted SFAS No. 142 "Goodwill and Other Intangible Assets" from December 1, 2002 which requires us to cease amortization of our remaining net goodwill balance and perform an impairment test of our existing goodwill based on a fair value concept. In view of the $106.4 million write off of goodwill on acquisition booked in 2002, the only future impact of SFAS No. 142 will be in respect of the assessment of impairment of the goodwill and intangibles arising on the acquisition of Paragon Engineering Services Inc. (Note 3 to the financial statements). We do not believe that the adoption of the new standard will have a material impact on the results of our operations and financial position.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. We have adopted SFAS No. 143 from December 1, 2002 and do not anticipate that the standard will have a material impact on our results of operations or financial position.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 superseded SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of by sale that is consistent with the fundamental provisions of SFAS No. 121. We have adopted SFAS No. 144 from December 1, 2002 and do not anticipate that the standard will have material impact on our results of operations or financial position.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS No. 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt that are part of our recurring operations will no longer be classified as extraordinary items. In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We have adopted SFAS No. 145 from December 1, 2002 and are currently evaluating the impact that the adoption of SFAS No. 145 will have on our results of operations and financial position. However, we do not believe that the standard will have a material impact on our results of operations or financial position.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 will be applied to exit or disposal activities occurring subsequent to December 1, 2002.

        In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This interpretation requires certain disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for reporting periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. We do not believe that the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on our financial position, cash flows or results of operations.

        In December 2002, FASB issued SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123." This statement amends SFAS No. 123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Since we are continuing to account for stock-based compensation according to APB No. 25, we will adopt the provisions of SFAS No. 148 which require prominent disclosure. The standard is effective from periods ending after December 15, 2002.

        In January 2003, the FASB issued Interpretation Number 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the equity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first reporting period beginning after June 15, 2003. We are currently evaluating the effect that the adoption of FIN 46 will have on our results of operations and financial condition.

        In April 2003 the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FASB Interpretation No. 45, Guarantor Accounting and Disclosure

Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others and (4) amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003.

        The provisions of SFAS No. 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS No. 149 should be applied prospectively. We do not expect that the adoption of SFAS No. 149 will have a material impact on our results of operations and financial position.

        In May 2003 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position.

        SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

  •
  mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

  •
  Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

  •
  obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

        SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety.

        In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable.

        SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted.

        We are currently evaluating the impact of SFAS 150 on our results of operations and financial position.

Research and Development

        We have a long history of innovation and the development of new technologies that have contributed significantly to the evolution of the offshore oil and gas industry. Particular strengths include our construction techniques, which include but are not limited to: deepwater pipeline laying and umbilicals installation, deep water riser technology, subsea construction equipment, remote intervention technologies and automated welding systems. Our expenditures on Company-sponsored research and development were less than $1 million in each of 2002, 2001 and 2000.

        Two of our notable developments have recently been successfully applied to great effect on deep water projects in West Africa. These include the riser bundle tower technology and the automatic bolted flange connection system known as MATIS™.

        In deepwater field developments, it critical to keep the hydrocarbon fluids sufficiently warm to prevent the blockage of flowlines and risers caused by the formation of for example wax, with the riser being the most critical area. The riser bundle tower technology that we developed and introduced on the Girassol Project in Angola has proven to be an excellent solution to these difficult flow assurance issues. A number of riser pipes can be bundled together in one riser tower and then surrounded in foam to provide the necessary insulation. The towers, which are built onshore and then towed to the field for upending and installation are connected to the production ship using a series of short flexible pipes.

        The introduction of standard flange connectors for deep water applications is now a reality owing to the introduction of the MATIS™ remote tooling system. MATIS™ has been one of our long term research and development projects, which has now been successfully introduced to the market place. The system has now been used to remotely connect in excess of 70 flanges as part of the operation to link together the subsea flowline and riser systems at the Girassol Field at water depths of around 1,500 meters. Standard flanges have a considerable cost advantage over the proprietary remote connectors normally used for deep water applications, as well as a huge track record of successful subsea applications throughout the world.

        We have a current active Research and Development program based upon a combination of internally directed development projects and participation in external Joint Industry Projects. The Group Technical Division (GTD), whose resources are split evenly between our facilities in Aberdeen and Paris, manages the research and development program centrally. The research and development work is mainly performed internally. Where a particular technical expertise is not internally available we form strategic alliances with specific specialist companies in the area of interest. Projects currently in progress include the development of ultra deep water handling systems aimed at meeting the challenges of future field developments with water depths in excess of 2,000 meters. In these conditions, conventional systems based upon steel wire rope become limiting due to the weight of the wire rope. Developments are currently in progress to investigate ways in which lightweight synthetic fiber ropes can be used to replace steel wire for these applications. Other development areas include the further development of the riser tower technology to improve on the initial design from both a technical and cost efficiency point of view, and the development of inflatable buoyancy units for subsea applications. We also perform research and development work directly with our customers; one example is the ongoing development work to investigate ways of removing large North Sea steel structures. In this particular project we are working together with a group of major North Sea operators to develop tools and techniques to remove these large structures using remote technology.

        Ongoing development activities are also related to the improvement of our major assets such as ships and equipment. We have recently begun to investigate ways in which the transit speed of key ships within our fleet can be improved. The transit speed can have a significant commercial impact, as the ship is effectively idle during the transit period. Projects are also in progress in the area of deep water pipelay. These range from improvements implemented to increase the capacity of existing equipment such as the J Lay Tower onboard the Seaway Polaris, to the development of the next generation of deep water pipelay systems.

        Our Technical Department performs continuous medium-to long-range research into new technical solutions to industry related processes.

        In addition our development activities are also related to customer and project-specific development efforts. Within these areas we undertake to tailor systems and equipment to the needs of a customer in connection with specific orders or projects. Our customers pay for order-related developments as part of the contract price. They are accounted for as cost of sales until the relevant project is completed, after which the expenditure is capitalized if we retain the asset in question and it is recognized as having extended useful life.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

        Stolt Offshore is a Luxembourg holding company and does not have officers as such. The following is a list of our current Directors and persons employed by our subsidiaries who currently perform the indicated executive and administrative functions for the combined business of our subsidiaries (dates included in cases of new appointments since the start of the fiscal year 2002):

Name	Age*	Position
Jacob Stolt-Nielsen	71	Chairman of the Board of Directors
Mark Woolveridge	68	Deputy Chairman of the Board of Directors (from February 18, 2002; Director since 1993)
James B. Hurlock	70	Director
Haakon Lorentzen	48	Director
J. Frithjof Skouveroe	59	Director
Niels G. Stolt-Nielsen	38	Director
Bernard Vossier	58	Director
Tom Ehret	51	Chief Executive Officer (from March 17, 2003)
Bruno Chabas	38	Chief Operating Officer (from October 7, 2002)
Stuart Jackson	43	Chief Financial Officer (from April 22, 2003)
Jean Coombes	54	Director of Human Resources
Johan Rasmussen	47	General Counsel

*
As of May 02, 2003.

        The following Directors and persons performed executive and administrative functions during the fiscal year 2002, but have since relinquished their positions as shown:

Name	Position
Christopher J. Wright	Deputy Chairman of the Board of Directors, from 1993 to February 18, 2002
Fernand Poimbeuf	Director, from 1998 to May 8, 2003
Bernard Vossier	Chief Executive Officer, from 1995 to October 2002
Niels G. Stolt-Nielsen	Interim Chief Executive Officer, from October 2002 to March 17, 2003
Alan Brunnen	Chief Operating Officer, from 1999 to October 7, 2002
Bruno Chabas	Chief Financial Officer, from 1999 to October 7, 2002
Jan Chr. Engelhardtsen	Interim Chief Financial Officer, from October 7, 2002 to April 22, 2003
Joel Leroux	Director of Product Lines, from 1999 to October 7, 2002

        Under the terms of our Articles of Incorporation, our Directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under the Articles, the Board must consist of not fewer than three Directors.

Candidates for election as Director can only be nominated by either an individual sitting Director, or by the sitting Board of Directors. Elections are by shareholder vote.

        Mr. Jacob Stolt-Nielsen has served as our Chairman of the Board since 1993 and is the Chairman of our Compensation Committee. He is currently Chairman of the board of SNSA and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until November 2000. He founded Stolt-Nielsen Seaway AS in 1973. He holds a degree from Handelsgymnasium, Haugesund, Norway. He is the father of Niels-G. Stolt-Nielsen, and is a Norwegian citizen.

        Mr. Woolveridge has been a Director since 1993, was elected Deputy Chairman on February 18, 2002, and is the Chairman of our Audit Committee. He held a number of positions with BP since 1968 and most recently served as the Chief Executive of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the United Kingdom and Norwegian sectors of the North Sea, and served on the board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. He is a British citizen.

        Mr. Hurlock was appointed a Director in February 2002, and is a member of our Audit Committee. He is also a member of the Board of Orient Express Hotels. He is a retired partner of the law firm of White & Case LLP and served as the Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd, which during the 1970s operated diver lock-out submarines and provided other services to the offshore industry. He holds a BA degree from Princeton University, a M.A. Jurisprudence from Oxford University and a J.D. from Harvard Law School. He is a U.S. citizen.

        Mr. Lorentzen was elected as a Director in May 2002. He is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracrus Celulose SA, Cia Norsul Navegacao (of which he is Chairman) and a diversified IT portfolio. He is also a director of Aracrus Celulose, Ideiasnet, Advicenet, Intellibridge, CEAL and WWF Brazil. He holds a Bachelors Degree in Economics from Pontificia Universidade Catalica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. He is a resident of Brazil. He is a Norwegian citizen.

        Mr. Poimboeuf had been a Director from 1998 until May 8, 2003, and was a member of our Audit Committee. He has had a career of 33 years with Elf Aquitaine that included periods as Deputy General Manager in Gabon, Executive Vice President of Texagulf Inc. in Houston and General Manager in Angola. He graduated from the Ecole de Mines in Paris and specialized in Petroleum Engineering at the University of Texas. He is a French citizen.

        Mr. Skouverøe has been a Director since 1993, and is a member of our Audit Committee. He is the Owner and Chairman of Concentus AS, a Norwegian/Swedish Industrial Group. He is also a member of the Board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo Stock Exchange. He was Chairman of the Board and Chief Executive Officer of Stolt-Nielsen Seaway A/S ("Seaway") from 1990 until it was acquired by SNSA in 1992. From 1985 to 1990 he was President and Second Vice Chairman of Seaway. From 1982 until 1985 he served as the President of Stolt-Nielsen Seaway Contracting AS, a predecessor to Seaway. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. He is a Norwegian citizen.

        Mr. Niels G. Stolt-Nielsen has been a Director since 1999, is a member of our Compensation Committee, and served as Interim Chief Executive Officer between October 2002 and March 2003. Mr. Stolt-Nielsen has also served as a Director of SNSA since 1996. In November 2000, he was appointed to the position of Chief Executive Officer of SNSA. From 1996 until September 2001 he held the position of Chief Executive Officer, Stolt Sea Farm. He previously worked in SNTG. He is the son of Mr. Jacob Stolt-Nielsen. He graduated from Hofstra University in 1990 with a BS degree in Business and Finance. He is the son of Jacob Stolt-Nielsen, and is a Norwegian citizen.

        Mr. Vossier has been a Director since 2000 and served as our Chief Executive Officer from May 1995 until October 2002. He previously served as our Chief Operating Officer from December 1994 to May 1995. He joined Comex in 1974 and has held numerous management positions in operations and marketing. He has a degree in General Mechanics from the Technical School of St. Vallier. He is a French citizen.

        Mr. Ehret was appointed Chief Executive Officer in March 2003. He joined Comex, a predecessor to Stolt Offshore, in 1975 and held design engineering and project management positions based in Paris, London and Houston. In 1978 he joined the FMC Corporation, where he became a member of the Executive Committee of FMC Europe. In 1982 he returned to Comex as a member of the Comex Group Executive committee and Managing Director of Comex Houlder Diving. In 1989 Mr Ehret became Chief Executive Officer at Stena Offshore. Between 1989 and 2002 he held a number of key senior management positions within the Coflexip Stena Offshore and Technip-Coflexip Groups and was ultimately Vice Chairman of the Management Board of the Technip-Coflexip Group and President of its Offshore Branch. Mr. Ehret holds a masters degree in Mechanical Engineering at Ecole des Arts et Metiers, Paris. He is a French citizen.

        Mr. Engelhardtsen served as Interim Chief Financial Officer, Stolt Offshore S.A. from September 2002 until April 2003. He served as Chief Financial Officer of SNSA since 1991. He served as President and General Manager of Stolt-Nielsen Singapore Pte. Ltd. from 1998 through 1991. He has been associated with Stolt-Nielsen since 1974. Mr. Engelhardtsen holds an M.B.A. from the Sloan School at the Massachusetts Institute of Technology, as well as undergraduate degrees in Business Administration and Finance. He is a Norwegian citizen.

        Mr. Jackson was appointed Chief Financial Officer in April 2003. He joined Marathon Oil in London in 1983 as a financial analyst before moving to LASMO in 1985 where he held various financial management positions in London, the Far East and North Africa. In 1995 he joined Humber Power as Commercial and Finance Director and Deputy General Manager for operations in London and Lincolnshire. In 2000 he joined NRG Energy as Executive Director, Asset Management and Trading. He was appointed Executive Director, Business Development in 2001 and Vice President and Managing Director in 2002. Mr. Jackson holds a BSc in Accounting and Financial Management from Loughborough University and he is a Fellow Chartered Management Accountant. He is a British citizen.

        Mr. Chabas was appointed Chief Operating Officer in October 2002. He joined Stolt Offshore in 1992, working first in business development project analysis in Marseille then Aberdeen, then as General Manager of Sogetram and Deputy General Manager of our SEAME region. In 1997 he was put in charge of developing new markets in the Gulf of Mexico. From June 1999 to October 2002 Mr. Chabas served as Chief Financial Officer. Mr. Chabas holds an MA in Economics at University of Science, Aix-en-Provence, France and an MBA from Babson College, Massachusetts. He is a French citizen.

        Ms. Coombes was appointed Director of Human resources on joining Stolt Offshore in March 2001. She has held various senior Human Resource Manager positions with BP Exploration, was the Human Resources Manager for Oryx UK Energy and was a partner in an independent human resource consultancy since 1997. She has an honors degree in Chemistry from Durham University and is a member of the Chartered Institute of Personnel and Development. She is a British citizen.

        Mr. Rasmussen joined Seaway in 1988 as an in-house legal advisor and was promoted to the position of Group General Counsel in March 1996. Prior to joining Stolt Offshore, he served with a sub-division of the Norwegian Ministry of Defense and as a Deputy Judge. He graduated in law from the Oslo University, Norway in 1983, is licensed to practice law in Norway, and is a member of the Norwegian Bar Association. He is a Norwegian citizen.

        Mr. Brunnen was our Chief Operating Officer from February 1999 until October 7, 2002. He joined Seaway in 1992 and was involved in managing several major projects prior to his appointment as Vice President, United Kingdom in 1995. Prior to his appointment as Chief Operating Officer, he held the position of Vice President, Organization and Process Development from February 15, 1998. He is a British citizen.

        Mr. Leroux was appointed Director of Product Lines in December 1999 following the acquisition of ETPM and reliquished his position on October 7, 2002. He joined ETPM in 1972 and held several management positions with ETPM including Chief Operating Officer. He holds a degree in Mechanical Engineering from Ecole Nationale Superieure des Arts et Metiers. He is a French citizen.

        Mr. Wright served as Deputy Chairman of the Board from 1993 until February 18, 2002. He served as President and Chief Operating Officer of SNSA since 1986. Mr. Wright was employed by British Petroleum plc ("BP") from 1958 until the time he joined SNSA. Mr. Wright held a variety of positions at BP working in Scandinavia, Asia, the U.S. and London. Mr. Wright holds a Masters degree in History from Cambridge University. He is a British citizen.

Compensation of Directors and Officers

        As described above, we do not have officers, but certain persons employed by our subsidiaries perform executive and administrative functions for the combined business of its subsidiaries. The aggregate annual compensation paid to the eight officers performing such executive functions for the group, for the fiscal year ended November 30, 2002, (including certain benefits) was $1,489,000. In addition, $151,000 was contributed on behalf of such officers to defined contribution pension plans. During 2002, our Directors who were affiliated with Stolt Offshore or a subsidiary of SNSA received no compensation for their services, as such, but received reimbursement of their out-of-pocket expenses. Each of our non-executive directors received an annual fee of $30,000 plus reimbursement of their out-of-pocket expenses in 2002. In addition, each of our non-executive directors who are members of the audit committee receive an annual fee of $5,000 and non-executive directors on the compensation committee receive an annual fee of $5,000. The annual directors' fees are prorated for the period in office.

Incentive Plans

        We have a profit-sharing plan and during 2002, we introduced a new incentive compensation plan, which provides for annual cash awards to officers and employees.

Performance Bonus

        The performance bonus provides for annual cash rewards to officers and employees. The determination of an employee's individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by our Board of Directors administers the policy. A charge of $2.8 million has been recorded in respect of 2002.

Net profit sharing

        During 1993 we adopted a profit sharing plan which distributes 10% of net income after specific adjustments, to certain of our officers and employees worldwide, on the basis of performance. The determination of an employee's individual award will be based on salary and overall contribution to Stolt Offshore. The Compensation Committee appointed by the our Board of Directors administers this plan. No charge in respect of profit sharing has been included in the statement of operations for each of the years ended November 30, 2002, 2001 and 2000.

Board Practices

Committees of the Board of Directors

        The standing committees of the Board of Directors consist of an Audit Committee and a Compensation Committee.

Audit Committee

        The Audit Committee, formed in 1993, meets regularly to review our audit practices and procedures, scope and adequacy of internal controls and related matters, our financial statements and to advise the Board of Directors on such matters. The Audit Committee recommends to the Board of Directors the annual appointment of auditors, the scope of audit and other assignments to be performed by the auditors and the fees relating thereto. The Audit Committee also meets periodically with representatives of our auditors to review the scope of our auditors' engagement with respect to the audit of our financial statements and to review the recommendations of the auditors arising therefrom. The current members of the Audit Committee are Messrs. Woolveridge (Chairman), Skouveroe and Hurlock. In 2002, the Audit Committee was comprised of Messrs. Woolveridge (Chairman), Poimboeuf, Skouveroe and Hurlock.

Compensation Committee

        The Compensation Committee, formed in 1993, reviews and approves salaries for the executive officers, salary parameters for all other staff, performance bonus, profit sharing awards (if any, pursuant to our Profit Sharing Plan) and stock option awards under our Stock Option Plan. The current members of the Compensation Committee are Messrs. Jacob Stolt-Nielsen (Chairman), Chris Wright and Niels G. Stolt-Nielsen.

Service Contracts

        No director has a service contract that provides for benefits upon termination.

Employees

        Our workforce varies based on the workload at any particular time. The following table presents the year end breakdown of both permanent employees by geographic region for the last three financial years and temporary employees for the last financial year. A significant number of our offshore employees are represented by labor unions. As part of normal business, a number of union agreements come up for annual renegotiations in 2003. We believe that we maintain a good relationship with our employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

	Year ended November 30,
	2002 Permanent	2002 Temporary	2001 Permanent	2000 Permanent
Asia Pacific	260	164	238	221
North America	621	113	818	613
Norway	836	204	718	679
SEAME	926	1,573	984	406
South America	415	29	350	361
U.K	463	548	435	378
Corporate	406	108	415	79

Total	3,927	2,739	3,958	2,737

        The increase in the number of employees in Norway in 2002 is due to higher recruiting of engineering personnel in preparation for increased project activity in 2003. The increase in permanent employees in 2001 was largely a result of the acquisition of Paragon and Litwin in the Corporate segment, and the employment, on a permanent basis, of temporary employees in welding services in the SEAME region.

Share Ownership

        As of April 30, 2003, our Directors and executive officers as a group directly owned 578,551 of our Common Share equivalents. This represented approximately 0.8% of all outstanding Common Shares and 0.6% of total Common Share equivalents. Each individual Director and executive officer owned less than 1% of the outstanding Common Shares. As of April 30, 2003, SNTG, a wholly owned subsidiary of SNSA owned 41,686,988 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 63.5% and a voting interest of approximately 69%.

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

        As of March 31, 2003, a total of 5,353,366 options for Common Shares had been granted. As of March 31, 2003, 4,093,182 options exercisable for Common Shares remain outstanding and 1,872,892 options over Common Shares are currently exercisable. Of the total remaining outstanding, options for 834,900 Common Shares and options for 220,000 Class A Shares have been granted to employees who are our Directors and executive officers. Each of our Directors and executive officers hold options exercisable for shares representing less than 1% of outstanding Common Shares. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

Range of Exercise Price	Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
		(years)	($)		($)
Common Shares
$12.13 - 16.58	718,800	7.40	14.32	429.750	14.84
$ 7.82 - 11.21	26,000	8.74	9.19	6,500	9.19
$ 4.38 - 7.38	824,180	7.96	6.24	296,418	6.09
$ 1.19 - 3.00	1,304,500	9.34	1.44	110,000	2.77

Total	2,873,480	8.45	6.11	842,668	10.14

Class A Shares
$12.13 - 16.58	105,250	5.39	16.18	101,625	16.32
$ 7.82 - 11.21	1,001,912	6.82	10.21	816,059	10.20
$ 4.38 - 7.38	61,290	3.64	5.74	61,290	5.74
$ 1.19 - 3.00	51,250	2.48	2.77	51,250	2.77

Total	1,219,702	6.36	10.19	1,030,224	10.17

Total	4,093,182			1,872,892

        As part of the acquisition of Ceanic, holders of Ceanic shares were entitled to exercise all vested and one-third of their unvested Ceanic options or to convert any portion thereof to vested Stolt Offshore options. Their remaining two-thirds unvested Ceanic options were automatically converted to unvested Stolt Offshore options at the date of acquisition. As of March 31, 2003, a total of 1,026,372 options exercisable for Common Shares had been granted to our subsidiaries' employees. A total of 621,810 of these options are outstanding and exercisable at March 31, 2003. The outstanding options are exercisable at their respective prices set forth below and expire on the dates indicated:

Range of Exercise Price	Options Outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
		(years)	($)		($)
Common Shares
$7.82 - 11.21	523,674	4.60	10.75	523,674	10.75
$4.38 - 7.38	98,136	4.06	6.28	98,136	6.28

Total	621,810	4.51	10.05	621,810	10.05

Item 7. Major Shareholders and Related Party Transactions.

        Except as set forth below, we are not, directly or indirectly, owned by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Stolt Offshore.

        Set forth below is information concerning the share ownership of all persons who owned beneficially 5% or more of the Common Share equivalents, as of March 31, 2003. The Class A Shares for the comparative period of 2000 have been reclassified as Common Shares.

Name of Beneficial Owner	Number of Common Shares Owned	Percentage of Common Shares Owned	Number of Class B Shares Owned*	Percentage of Class B Shares Owned	Percentage of Economically Equivalent Shares Owned
Holdings as at March 31, 2003
SNTG	41,686,988	55.3%	*34,000,000	100%	***63.5%
Rutabaga Capital Management Llc	**4,013,700	5.3%	—	—	4.3%
Holdings as at May 31, 2002
SNTG	29,275,223	45.9%	*34,000,000	100%	57.2%
Rutabaga Capital Management Llc	**772,500	1.2%	—	—	1.0%
Holdings as at April 30, 2001
SNTG	29,275,233	41.7%	*34,000,000	100%	53.1%

*
SNTG owns 34,000,000 Class B Shares, constituting 100% of that class. Each Class B Share represents one-half of the economic interest of one Common Share (with dividend and liquidation rights equivalent to one-half of a Common Share) and is convertible into Common Shares on a two-for-one basis at any time at the option of the holder. If the Class B Shares cease to be owned by SNTG or an affiliate of SNTG, such Class B Shares automatically convert into Common Shares on a two-for-one basis. In addition, if SNTG or an affiliate of SNTG shall own shares (whether Class B Shares or Common Shares) representing less than a majority of the combined voting power of our then-outstanding shares, then the Class B Shares shall automatically convert into Common Shares on a two-for-one basis. Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, by simple majority vote with each share entitled to one vote, except for matters where Luxembourg Law provides for a greater or separate class vote. Specifically, Luxembourg law provides that any amendment to the Articles of Incorporation in respect of recapitalization, reclassification and similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares if such class is adversely affected thereby, requires a quorum of 50% and a two-thirds affirmative vote of those shares of the affected class(es) present or represented at the meeting. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

**
It should be noted that these shareholdings are compiled from publicly available information and data provided by third parties and accordingly we are not able to confirm the accuracy of these records at the given date. We are not able to determine the number of recordholders in Luxembourg or the number of Common Shares held in Luxembourg. The numbers provided were compiled from returns filed as at March 26, 2003. The 2001 and 2000 data has been adjusted for the repurchase of Common Shares held by Vinci by one of our indirect wholly owned subsidiaries on May 3, 2002 and May 14, 2002.

***
SNTG's voting rights as at March 31, 2003 were approximately 69%.

        Significant changes in the number of common shares held by our largest shareholder, SNTG, were recorded as follows:

        In June 2002, SNTG's shareholding increased to 32,275,223 common shares, representing 48.3% of common shares owned and 58.8% of economically equivalent shares owned. In November 2002, SNTG's shareholding increased to 41,686,988 common shares, representing 54.7% of common shares owned and 62.9% of economically equivalent shares owned.

        As of March 20, 2003, the record date for the Annual General Meeting, all of our 76,262,215 Common Shares were registered in the Verdipapirsentralen in the names of 794 shareholders. Excluding outstanding Common Shares registered in the name of the SNTG and outstanding Common Shares registered in the name of Citibank N.A. as depositary for the ADSs and treasury shares, held by one of our subsidiaries, it is estimated that the free float of Common Shares on the Oslo Stock Exchange is 12,977,975.

        As of March 20, 2003, the record date for the Annual General Meeting, there was a total of 22,546,873 ADSs registered in the names of 37 shareholders. Of the ADSs, 968,968 ADSs were registered in the names of 21 shareholders having U.S. addresses (although some of such ADSs may be held on behalf of non-U.S. persons). Based on communications with banks and securities dealers who hold our ADSs in street name for individuals, we estimate the number of beneficial owners of ADSs is approximately 1,900. Excluding ADSs registered in the name of SNTG and treasury shares, held by one of our subsidiaries, it is estimated that the free float of ADSs on Nasdaq is 20,718,131.

Relationship with SNSA

Share Ownership

        As of March 31, 2003, SNTG, a wholly owned subsidiary of SNSA, owned 41,686,988 of our Common Shares and all 34,000,000 of our Class B Shares. This ownership represents an economic interest in us of approximately 63.5% and a voting interest of approximately 69%. As of March 31, 2003, the Stolt-Nielsen family (including Jacob Stolt-Nielsen and Niels G. Stolt-Nielsen), directly and indirectly through Fiducia Ltd., controlled approximately 60% of the outstanding shares of SNSA entitled to vote generally on matters brought to a vote of shareholders of SNSA.

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

        All material arrangements with SNSA are reviewed by the audit committee of our Board of Directors consisting of directors who are not employees or officers of either SNSA or us and who are not related to the Stolt-Nielsen family. Existing material arrangements include agreements with an affiliate of SNSA under which the affiliate provides certain management, administrative, accounting, financial and other services to us. From time to time, some of our financing may be provided for or guaranteed by SNSA or its affiliates, and our continued access to such financing would depend on a number of factors, including compliance by SNSA or its affiliates with covenants in their financing arrangements.

        Pursuant to a corporate services agreement, SNSA supplies through its subsidiaries, financial, risk management, public relations and other services to us for an annual fee based on costs incurred in rendering those services. The fee is subject to negotiation and agreement between us and SNSA on an annual basis. The fees for 2002, 2001 and 2000 were approximately $3.2 million, $3.7 million and $3.3 million, respectively. The services agreement is automatically renewed for additional one-year terms unless we and SNSA are unable to agree on the annual fees payable. The services agreement may also be terminated by either party on the occurrence of certain events, including the other party's:

  •
  failure to pay amounts due under the services agreement within 15 days after notice;

  •
  breach of any material obligation under the services agreement and failure to cure any breach within 30 days after notice; and

  •
  bankruptcy or related proceedings.

Intercompany Payments

        Our payments to / (receipts from) SNSA for the years 2002, 2001 and 2000 consisted of the following in millions:

	Year ended November 30,
	2002	2001	2000
Interest payments	$0.6	$0.4	$3.6
Management services	$3.2	$3.7	$3.3
Insurance premia	$2.8	—	—
Receipts under insurance policy	$(2.8)	—	—
Guarantee fees	—	—	$0.3

        Short-term payables due to SNSA of $0.6 million as of November 30, 2002 (2001: $9.5 million) relate primarily to outstanding insurance premia and management service charges.

        In May 2002, SNSA advanced $64.0 million to us in order to assist our repurchase of the 6,142,857 Common Shares previously issued to Vinci and to settle the ETPM share price guarantee. Further details are provided in Note 3 and 19 to our Consolidated Financial Statements. We subsequently issued these and other shares to SNSA during 2002. The proceeds from the issue of the shares were used to repay the advance due to SNSA.

        We have obtained a commitment from SNSA to provide a subordinated credit line of $50 million which is currently available until November 28, 2003 and which is excluded in the calculation of covenants. On February 28, 2003, we made a drawdown of $48 million against this $50 million liquidity line provided by SNSA as discussed in Note 13 to the Consolidated Financial Statements. The $48 million drawdown was repaid within seven days.

        On May 30, 2003, SNSA loaned us $50 million as subordinated debt. The specific terms and conditions of the loan are the subject of discussions between us and SNSA.

Service Mark Agreement

        We and SNSA are parties to an agreement under which we have been granted the right to use the Stolt name and logo, without payment of any royalty, so long as SNSA or its affiliates own more than one-third of our voting shares.

Other Related Party Transactions

        For commercial reasons, we have structured certain contractual services through joint ventures and Note 9 to the Consolidated Financial Statements includes details of the joint ventures. The following table is a summary of our transactions with these joint ventures.

Income statement data—dollars in millions:
	Year ended November 30,
	2002	2001	2000
Income received for services provided to the joint ventures	53.4	65.6	38.6
Payments made for services received from the joint ventures	29.4	39.5	45.0
Balance sheet data—dollars in millions:
	As of November 30,
	2002	2001
Short term accounts receivable from the joint ventures	50.4	61.1
Short term loan to joint venture (NKT Flexibles)	12.0	—
Accounts payable to the joint ventures	5.3	9.7

        On December 3, 2002, we made a capital contribution of $12.0 million in cash to the NKT Flexibles I/S joint venture, the same date NKT Flexibles repaid an outstanding loan for $12.0 million due to us.

        Although this is no longer the practice, historically we have provided loans to our senior management for relocation expenses. As of March 31, 2003, there were no such loans outstanding. The highest aggregate amount of loans outstanding to senior management at any time in the last three years was $363,000. The interest rate on this loan was 6.25%.

        In 2002, we made a payment of $50,000 for marketing services to a company in which a non-executive director has an interest.

Item 8. Financial Information.

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Other Financial Information

Legal Proceedings

        We are involved in legal proceedings from time to time incidental to the ordinary conduct of our business.

        CSO commenced legal proceedings through the UK High Court against three of our subsidiaries claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the UK. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. We appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. We applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

        During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89.0 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into U.K. waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. We estimate that the total claim as submitted is in the order of $130.0 million at November 2002, increasing at 8% simple interest per annum.

        In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits.

        We, in consultation with our advisers, have assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130.0 million and have determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No. 5,"Accounting for Contingencies", as interpreted by FASB Interpretation No.14 "Reasonable Estimation of the Amounts of a Loss", we have provided $1.5 million in the financial statements, being the lower amount of the range. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

        On April 15, 2003, the U.K. High Court, in an action between Rockwater Ltd. (part of the Halliburton Group) and CSO, held that the same patent, the subject of the proceedings against us, was invalid. We are considering our position in the light of this recent judgement.

        On December 6, 2002, we settled a long-standing dispute with the owners of the Toisa Puma vessel for $7.3 million, including interest of $1.0 million. The nature of the dispute was the cancellation of a charter of the vessel in 1999. We had expected that the settlement would be made in the range of $2 million to $8 million. The cost of the final settlement was included in our 2002 results.

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

Dividend Policy

        We have never paid dividends on our share capital, and currently intend to retain any earnings for the future operation and growth of the business. The Board of Directors will review this policy from time to time in light of our earnings, financial condition, prospects, tax considerations and foreign exchange rates. We will pay dividends, if any, in U.S. dollars.

Significant Changes

        Except as otherwise disclosed in "Item 5. Subsequent Events" and elsewhere in this Report, there has been no material change in our financial position since November 30, 2002.

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

	ADSs* Nasdaq (U.S. Dollars)		Common Shares Oslo Stock Exchange (Norwegian Kroner)
	High	Low	High	Low
Annual Highs and Lows
1998	24.42	7.88	178.09	61.00
1999	14.94	6.13	117.00	48.00
2000	16.38	9.13	150.00	85.50
2001	15.88	6.15	141.00	57.00
2002	9.29	1.14	80.00	8.50
Quarterly Highs and Lows
Fiscal 2001
Second Quarter	15.88	12.69	141.00	117.00
Third Quarter	14.65	8.46	137.00	80.00
Fourth Quarter	9.40	6.15	85.00	57.00
Fiscal 2002
First Quarter	9.29	6.25	80.00	54.50
Second Quarter	9.17	6.80	80.00	60.50
Third Quarter	7.90	4.76	64.00	39.50
Fourth Quarter	5.04	1.14	37.50	8.50
Fiscal 2003
First Quarter	1.88	1.12	12.20	7.91
Monthly Highs and Lows
November 2002	2.84	2.40	11.00	8.50
Fiscal 2003
December	1.82	1.19	12.20	8.50
January	1.88	1.44	12.30	9.80
February	1.60	1.12	10.90	7.91
March	1.20	1.11	8.90	7.90
April	1.73	1.11	11.60	7.85
May (to May 23, 2003)	2.08	1.70	13.30	11.00

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

        On April 30 2003, the last reported sale price of our ADSs on the Nasdaq National Market was $1.73 per ADS, and the closing price of our Common Shares on the Oslo Stock Exchange was NOK 11.60 per share.

        As of March 31, 2003, we had 75,383,094 Common Shares outstanding, excluding an aggregate of 4,714,992 Common Shares reserved for issuance upon exercise of options outstanding as of March 31, 2003 and 2,965,008 additional Common Shares available for further grants under stock plans.

Item 10. Additional Information.

Organization and Register

        Stolt Offshore S.A. is a "Société Anonyme Holding," organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. We were incorporated in Luxembourg in 1993 as the holding company for all of our activities.

        Our registered office is located at 26, rue Louvigny, L-1946 Luxembourg and we are registered in the Companies' Register of the Luxembourg District Court under the designation "R.C. Luxembourg B 43172."

Articles of Incorporation

        Set forth below is a description of the material provisions of our Articles of Incorporation and the Luxembourg Company Law. The following summary is qualified by reference to the Articles of Incorporation and applicable Luxembourg law. The full text of the Articles of Incorporation is available at our registered office.

Objects and Purposes

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

  •
  140,000,000 Common Shares, par value U.S. $2.00 per share; and

  •
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

        In addition to the authorized Common Shares and Class B Shares set forth above, an additional 1,500,000 Class A Shares, par value U.S. $2.00 per share, have been authorized for the sole purpose of options granted under our existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class A Shares are set forth in the Articles of Incorporation. All such Class A Shares convert to Common Shares immediately upon issuance. Such authorized Class A Shares and all of the rights relating thereto shall expire, without further action, on December 31, 2010.

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

Shareholder Meetings and Notice Thereof

        Under the Articles, we are required to hold a general meeting of shareholders each year in Luxembourg. The meeting is normally convened in April or May. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand therefor by shareholders representing at least one-fifth of the outstanding shares entitled to vote thereat.

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

        There are no limitations currently imposed by Luxembourg law on the rights of our non-resident shareholders to hold or vote their shares.

Change in Control

        Except as described above, there are no provisions in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of Stolt Offshore and that would only operate with respect to a merger, acquisition or corporate restructure involving us or any of our subsidiaries.

Material Contracts

        $385 Million Revolving Credit Facility.    On September 22, 2000, we and Stolt Comex Seaway Finance B.V. ("Stolt Comex") entered into a five year secured multi-currency revolving credit facility with a syndicate of international banks and financial institutions. The credit facility currently permits Stolt Comex to borrow up to $385 million and, beginning August 31, 2003, amounts available to Stolt Comex under the credit facility will be reduced to $330 million pursuant to a mandatory facility reduction provision. This amount will remain available to Stolt Comex until the credit facility terminates in September 2005. All amounts outstanding under the credit facility are secured by a full and unconditional guarantee provided by us and the execution of certain security documents by Stolt Comex, including mortgages on certain of our ships. On December 20, 2002, we amended certain financial covenants contained in the credit facility to prevent an event of default from occurring under the terms of the credit facility. In exchange for these amendments, the interest rate on outstanding borrowings was increased to between 0.75% to 3.0% over LIBOR, depending on our ratio of consolidated debt to EBITDA. The credit facility contains affirmative and negative covenants, including financial covenants relating to our minimum tangible net worth, ratio of consolidated debt to consolidated tangible net worth and ratio of consolidated debt to EBITDA. The credit facility also contains a cross default provision and other events of default pursuant to which amounts outstanding under the credit facility could be declared immediately due and payable.

        $100 Million Revolving Credit Facility.    On July 9, 2002, we and Stolt Comex entered into a four year secured revolving credit facility with a syndicate of international banks and financial institutions. The credit facility currently permits Stolt Comex to borrow up to $100 million. Beginning in January 2004, and on each consecutive six month period ending thereafter until the termination of the credit facility in July 2006, amounts available to Stolt Comex will be reduced by $10 million pursuant to a mandatory facility reduction provision. All amounts outstanding under the credit facility are secured by a full and unconditional guarantee provided by us and the execution of certain security documents by Stolt Comex, including mortgages on certain of our ships. On January 3, 2003, we amended certain financial covenants contained in the credit facility to us to prevent an event of default from occurring under the terms of the credit facility. In exchange for these amendments, the interest rate on outstanding borrowings was increased to between 1.0% to 3.125% over LIBOR, depending on our ratio of consolidated debt to EBITDA. The affirmative and negative covenants and events of default contained in the credit facility are substantially identical to those contained in the $385 million credit facility described above.

        Without a waiver to certain financial covenants, we would be out of compliance with our primary credit facilities. As an interim step, our banks have agreed to a 30-day "standstill" through June 30, 2003 whereby they will take no actions on any potential non-compliance with our financial covenants while internal bank approvals are sought and documentation is completed. For a further description of the risks relating to these credit facilities, see "Item 3. Key Information—Risk Factors."

        Line of Credit from SNSA.    We also have a $50 million line of credit available to us from SNSA, which is committed until November 28, 2003. A variable interest rate is charged on outstanding borrowings and this rate is note to exceed 12% per annum. We are permitted to repay all or any portion of the principal amount outstanding, along with any accrued interest, at any time, however, the line of credit will become fully subordinated to our $385 million and $100 million credit facilities upon the occurrence of an event of default under these credit facilities. In addition, we are prohibited under the terms of our credit facilities from repaying any amounts under this line of credit at any time that an event of default or potential event of default has occurred and is continuing or, as a result of such payment, would occur under either of our credit facilities. The line of credit is available for working capital and other corporate purposes.

Exchange Controls

        We have been advised by Elvinger, Hoss & Prussen, our Luxembourg counsel, that at the present time there are no exchange controls in existence in Luxembourg that would impact our operations or affect our ability to pay dividends to non-resident shareholders.

Taxation

Luxembourg Taxation

        The following is intended only as a general summary of material tax considerations affecting dividend payments by us relevant to prospective investors. It does not constitute and should not be construed to constitute legal or tax advice to any such investor. Prospective investors are therefore urged to consult their own tax advisers with respect to their particular circumstances. Double taxation treaties may contain rules affecting the description in this summary.

Stolt Offshore

        We are a holding company under the law of July 31, 1929 of Luxembourg and are eligible for the following taxation provided for by the decree of December 17, 1938. An annual tax on all amounts paid by us on interest payments made on bonds or debentures issued by us would be levied at the rate of 3% on such interest payments. We have not and do not contemplate to issue bonds or debentures so that this tax on interest is unlikely to become relevant. Additionally an annual tax on all amounts paid by us as dividends and non-resident Directors' fees will be computed on the following basis:

  (i)
  3% of the first Euro 2,400,000 or the equivalent thereof;

  (ii)
  1.8% of the next Euro 1,200,000; and

  (iii)
  0.1% of any balance;

with a minimum annual tax of Euro 48,000. These taxes are paid by us. Since we have not since our incorporation paid any dividends we have only been subject to the minimum annual tax.

        Subject to the foregoing, we, as a Luxembourg holding company, are not liable under present Luxembourg law for any income tax, withholding tax, capital gains tax, estate or inheritance tax, or any other tax (except for a contribution tax of 1% on issues of share capital), calculated by reference to our capital assets, or income.

Shareholders

        Under present Luxembourg law, so long as we maintain our status as a holding company, no income tax, withholding tax, capital gains tax, estate or inheritance tax is payable in Luxembourg by shareholders in respect of the Common Shares, expect for shareholders domiciled, resident (or, in certain circumstances, formerly resident) or having a permanent establishment in Luxembourg.

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

        There is no Luxembourg transfer duty or stamp tax applicable on sales or acquisitions of the Common Shares.

U.S. Federal Income Taxation

        The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This description addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This description does not address tax considerations applicable to:

  •
  holders of Common Shares or ADSs that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities,

  •
  taxpayers that have elected to use mark-to-market accounting,

  •
  persons that received Common Shares or ADSs as compensation for the performance of services,

  •
  persons that will hold Common Shares or ADSs as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes,

  •
  persons that have a "functional currency" other than the U.S. dollar, or

  •
  holders that own, or are deemed to own, 10% or more, by voting power or value, of the stock of Stolt Offshore.

        Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This description is based on:

  •
  the Internal Revenue Code of 1986, as amended, or the Code,

  •
  U.S. Treasury Regulations issued under the Code, and

  •
  judicial and administrative interpretations of the Code and regulations,

each as in effect and available on the date of this Report. This description is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

        For purposes of this description, a U.S. Holder is a beneficial owner of Common Shares or ADSs that, for U.S. federal income tax purposes, is:

  •
  citizen or resident of the United States,

  •
  a partnership or corporation created or organized in or under the laws of the United States or any state thereof, including the District of Columbia,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

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

Distributions

        If you are a U.S. Holder, the gross amount of any distribution by us of cash or property, other than certain distributions, if any, of Common Shares distributed pro rata to all of our shareholders, including holders of ADSs, with respect to Common Shares or ADSs will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the Common Shares or ADSs and thereafter as capital gain.

        Dividends received by you with respect to Common Shares or ADSs will be treated as foreign source income, which, if you are a U.S. Holder, may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute "passive income", or, in the case of certain U.S. Holders, "financial services income".

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

        You may read and copy any documents that we file with the Securities and Exchange Commission, including this Report and the related exhibits, without charge at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the registration statement and the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

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

Interest-Rate Risk Management

        Our exposure to third-party interest rate fluctuations result primarily from floating-rate, short-term lines of credit, as well as floating-rate, long-term revolving credit facilities tied to the London Interbank Offered Rate.

        We use a value-at-risk ("VAR") model to estimate the maximum potential loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

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

        Our maximum potential one-day losses in fair value for adverse changes given a 95% confidence level are shown below:

	VAR
	As of November 30
	2002	2001
	($ in millions)
Interest rates	0.2	0.2
Foreign exchange rates	2.4	0.9

        The increase in the VAR in connection with foreign exchange rates from $0.9 million to $2.4 million is attributable to increased volatility in the exchange rates between the Euro and the U.S.Dollar.

        A discussion of our accounting policies for financial instruments is included in Note 2 to the Consolidated Financial Statements, and disclosure relating to the financial instruments is included in Note 23 to the Consolidated Financial Statements.

        Based on our overall interest rate exposures as of April 30, 2003, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations, or cash flows.

Other Financial Instruments

        All of our derivative activities are over the counter instruments entered into with major financial credit institutions to hedge our committed exposures. Our derivative instruments are primarily standard foreign exchange forward contracts which subject us to a minimum level of exposure risk and have maturities of less than 24 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures.

Evaluation of disclosure controls and procedures

        The term "disclosure controls and procedures" is defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that are filed under the Exchange Act is recorded, processed, summarized and reported within required time periods. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of a date within 90 days before the filing of this Report (the "Evaluation Date") and they have concluded that such controls and procedures are effective to ensure that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

        The evaluation disclosed, however, that procedures for estimating the costs required to complete lump sum EPIC projects were not followed in respect of certain projects in the SEAME Region. Unless such estimation procedures are followed, on an ongoing basis, material revisions to results are more likely. We have instigated a program of remedial measures which is further discussed under changes in internal controls below. Disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving the stated objectives and our senior management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions.

Changes in internal controls

        We maintain a system of internal accounting controls that are designed to provide reasonable assurance that our books and records accurately reflect our transactions and that our established policies and procedures are followed. Subsequent to the Evaluation Date, there were no significant changes to our internal controls or in other factors that could significantly affect our internal controls other than implementation of the remedial measures to correct the deficiency identified above which include the following:

  •
  Upgrade of project management systems

  •
  Increase in the number of qualified cost control personnel

  •
  Replacement of under-performing project managers

  •
  Closer supervision by the product line management

  •
  More frequent project reporting

        Our senior management is continuing to evaluate our costing procedures and expects that there will be further actions taken to address the weaknesses that have been identified.

Item 16. Reserved.

PART III

Item 17. Financial Statements.

        We have elected to provide financial statements for the fiscal year ended November 30, 2002 and the related information pursuant to Item 18.

Item 18. Financial Statements.

        See pages F-1 to F-60, S-1 and S-2, which are incorporated herein by reference.

  A.
  Consolidated Financial Statements

    Independent Auditors' Report

    Consolidated Statements of Operations for the fiscal years ended November 30, 2002, 2001 and 2000.

    Consolidated Balance Sheets as of November 30, 2002 and 2001.

    Consolidated Statements of Shareholders' Equity for the fiscal years ended November 30, 2002, 2001 and 2000.

    Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2002, 2001 and 2000.

    Notes to Consolidated Financial Statements.

  B.
  Financial Statements of Mar Profundo Girassol

    Report of Independent Public Accountants for 2001 and 2000; 2002 unaudited.

    Balance Sheets at December 31, 2002 (unaudited) and 2001

    Income Statements for the years ended December 31, 2002 (unaudited), 2001and 2000

    Statement of Cash Flows for the years ended December 31, 2002 (unaudited), 2001 and 2000

    Notes to Financial Statements.

  C.
  Report of Independent Auditors on Schedules

    Independent Auditors' Report

    Schedule II Valuation and Qualifying Accounts

Item 19. Exhibits.

1.1
Amended and Restated Articles of Incorporation. Incorporated by reference to Exhibit 1.1 of Stolt Offshore's Annual Report on Form 20-F for the fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on May 30, 2001.
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
4.1
Loan Facility Agreement, dated September 22, 2000, among Stolt Comex Seaway Finance B.V., Stolt Offshore's Den norske Bank ASA and the banks listed therein. Incorporated by reference to Exhibit 4.1 of Stolt Offshore's Annual Report on Form 20-F for the fiscal year ended November 30, 2000, filed with the Securities and Exchange Commission on May 30, 2001.
4.2
Letter Agreement, dated December 20, 2002 to the Loan Facility Agreement. Incorporated by reference to Exhibit 99.6 of Stolt Offshore's current report on Form 6-K, filed with the Securities and Exchange Commission on February 26, 2003.
4.3
$100,000,000 Secured Multi-Currency Revolving Loan Facility Agreement, dated July 9, 2002, among Stolt Offshore, Stolt Comex Seaway Finance B.V., Nordea Bank Norge ASA, Grand Cayman Branch and the banks listed therein. Incorporated by reference to Exhibit 99.4 of Stolt Offshore's current report on Form 6-K, filed with the Securities and Exchange Commission on February 26, 2003.
4.4
First Supplemental Agreement, dated January 3, 2003 to the $100,000,000 Loan Facility Agreement. Incorporated by reference to Exhibit 99.5 of Stolt Offshore's current report on Form 6-K, filed with the Securities and Exchange Commission on February 26, 2003.
4.5
Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.1 of Stolt Offshore's registration statement on Form S-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on June 30, 2002.
4.6
Form of Indenture for the issuance of subordinated debt securities (including the form of subordinated debt securities). Incorporated by reference to Exhibit 4.2 of Stolt Offshore's registration statement on Form S-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on August 29, 2002.
8.1	Significant subsidiaries as of the end of the year covered by this Report: see "Significant Subsidiaries" under "Item 4. Information on the Company."
10.1	Consent of Deloitte & Touche, Independent Auditors.
10.2	Consent of Elvinger, Hoss & Prussen.
10.3	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.*
10.4	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.*

*
This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

STOLT OFFSHORE S.A.
	By:	/s/ MARK WOOLVERIDGE

		Name:	Mark Woolveridge
		Title:	Deputy Chairman of the Board of Directors
	By:	/s/ STUART JACKSON

		Name:	Stuart Jackson
		Title:	Chief Financial Officer
Date: June 2, 2003

I, Tom Ehret, certify that:

1.
I have reviewed this annual report on Form 20-F of Stolt Offshore S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 2, 2003
/s/ TOM EHRET Tom Ehret Chief Executive Officer (Principal Executive Officer)

I, Stuart Jackson, certify that:

1.
I have reviewed this annual report on Form 20-F of Stolt Offshore S.A.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 2, 2003
/s/ STUART JACKSON Stuart Jackson Chief Financial Officer (Principal Financial Officer)

Independent auditors' report

To Stolt Offshore S.A.

        We have audited the accompanying consolidated balance sheet of Stolt Offshore S.A. (a Luxembourg company) and its subsidiaries as of November 30, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended November 30, 2002. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. The consolidated financial statements of the Company as of and for the years ended November 30, 2001 and 2000, before the reclassifications and inclusion of disclosures discussed in Note 2 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 30, 2002.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Stolt Offshore S.A. and subsidiaries as of November 30, 2002 and the consolidated results of its operations and its cash flows for the year ended November 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

        As discussed above, the consolidated financial statements of the Company as of and for the years ended November 30, 2001 and 2000 were audited by other auditors who ceased operations. As described in Note 2, these consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2002 presentation. Our audit procedures with respect to the reclassifications included agreeing the previously reported line items or disclosure amounts to the Company analyses, comparing reclassification amounts in the analyses to supporting documentation and testing the mathematical accuracy of the analyses. Our audit procedures with respect to the disclosures included agreeing the additional disclosures to the Company's underlying records obtained from management. In our opinion such reclassifications and disclosures are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 or 2000 consolidated financial statements of the Company other than with respect to such reclassifications and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 consolidated financial statements taken as a whole.

Deloitte & Touche
Glasgow, United Kingdom
April 1, 2003

Independent auditors' report

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

Arthur Andersen (1)
Glasgow, United Kingdom
January 30, 2002

(1)
This report is a copy of the previously issued report by Arthur Andersen covering the years ended November 30, 2001, 2000 and 1999. Arthur Andersen has not reissued this report.

Consolidated statements of operations

For the year ended November 30 (in thousands, except per share data)		2002 $	2001 $	2000 $

Net operating revenue		1,437,488	1,255,938	983,420

Operating expenses		(1,395,007)	(1,161,553)	(930,046)

Gross profit — $		42,481	94,385	53,374

— %		3.0%	7.5%	5.4%

Equity in net income of non-consolidated joint ventures		5,287	11,655	5,793

Administrative and general expenses		(73,008)	(64,043)	(60,913)

Impairment of goodwill and Comex trade name	note 2	(106,435)	(7,932)	—

Restructuring charges	note 16	—	—	(3,294)

Gain on sale of fixed assets		8,003	1,234	572

Other operating income (loss), net		65	1,066	(430)

Net operating (loss) income		(123,607)	36,365	(4,898)

Non-operating (expense) income

Interest expense		(18,873)	(29,271)	(32,157)

Interest income		633	2,451	2,165

Foreign currency exchange gains (losses), net		212	(323)	(810)

(Loss) income before income taxes and minority interests		(141,635)	9,222	(35,700)

Income tax (provision) benefit	note 10	(8,158)	(20,619)	3,778

Loss before minority interests		(149,793)	(11,397)	(31,922)

Minority interests		(2,062)	(2,806)	(2,521)

Net loss		(151,855)	(14,203)	(34,443)

Earnings per Common Share

Net loss per Common Share and Common Share equivalent:

Basic		(1.79)	(0.16)	(0.44)

Diluted		(1.79)	(0.16)	(0.44)

Weighted average number of Common Shares and Common Share equivalents outstanding	note 2

Basic		85,010	87,201	78,774

Diluted		85,010	87,201	78,774

        The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated balance sheets

As of November 30 (in thousands)		2002	2001

ASSETS

Current assets

Cash and cash equivalents		11,672	11,670

Restricted cash deposits	note 4	1,732	1,296

Trade receivables	note 5	428,102	428,601

Inventories and work-in-progress	note 6	17,525	25,424

Receivables due from related parties and short-term advances to non-consolidated joint ventures	note 9	62,438	61,140

Forward contracts	note 23	23,438	—

Prepaid expenses and other current assets		45,468	44,836

Total current assets		590,375	572,967

Fixed assets, at cost	note 8	1,188,607	1,096,329

Less accumulated depreciation and amortization	note 8	(405,764)	(316,858)

Total fixed assets, net		782,843	779,471

Deposits and non-current receivables		38,548	36,192

Investments in and advances to non-consolidated joint ventures	note 9	28,774	35,529

Deferred taxes	note 10	3,101	10,386

Goodwill and other intangible assets	note 2	10,716	122,236

Prepaid pension asset	note 11	4,247	3,482

Total assets		1,458,604	1,560,263

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Bank overdrafts and lines of short-term credit	note 12	15,966	5,240

Short-term payables due to SNSA	note 15	633	9,482

Current maturities of long-term debt and capital lease obligations	note 13	17	23,653

Accounts payable and accrued liabilities	note 14	387,634	349,440

Accrued salaries and benefits		51,853	41,515

Advance billings		40,168	11,536

Other current liabilities		59,509	53,909

Total current liabilities		555,780	494,775

Long-term debt and capital lease obligations	note 13	335,007	335,026

Deferred taxes	note 10	7,189	18,194

Other long-term liabilities		26,886	39,955

Accrued pension liability	note 11	9,326	4,992

Minority interests		7,359	7,299

Commitments and contingencies	notes 17 and 22

Shareholders' equity	note 19

Common Shares, $2.00 par value—140,000,000 shares authorized (2001: 140,000,000), 76,262,215 shares issued and outstanding (2001: 70,228,536)		152,524	140,457

Class B Shares, $2.00 par value—34,000,000 shares authorized, issued and outstanding (2001: 34,000,000)		68,000	68,000

Paid-in surplus		416,677	463,615

(Deficit) retained earnings		(117,492)	52,436

Accumulated other comprehensive loss		(2,652)	(64,486)

Total shareholders' equity		517,057	660,022

Total liabilities and shareholders' equity		1,458,604	1,560,263

        The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statement of shareholders' equity

(in thousands, except share data)	Common Shares $	Class A Shares $	Class B Shares $	Paid-in surplus $	Retained earnings (Deficit) $	Treasury Shares $	Accumulated other comprehensive loss $	Total shareholders' equity $	Comprehensive Income (loss) $

Balance, November 30, 1999	44,913	39,422	68,000	178,551	101,082	—	(23,525)	408,443

Issuance of 1,758,242 Class A Shares	—	3,516	—	21,934	—	—	—	25,450

Issuance of 6,142,857 Class A Shares	—	12,286	—	101,357	—	—	—	113,643

Issuance of 10,341,261 Class A Shares	—	20,683	—	79,317	—	—	—	100,000

Issuance of 9,433,962 Class A Shares	—	18,868	—	81,132	—	—	—	100,000

Net loss	—	—	—	—	(34,443)	—	—	(34,443)	(34,443)

Translation adjustments, net	—	—	—	—	—	—	(45,350)	(45,350)	(45,350)

Comprehensive loss	—	—	—	—	—	—	—	—	(79,793)

Exercise of share options	533	85	—	1,280	—	—	—	1,898

Other, net	—	—	—	(192)	—	—	—	(192)

Balance, November 30, 2000	45,446	94,860	68,000	463,379	66,639	—	(68,875)	669,449

Reclassification of Class A Shares to Common Shares	94,860	(94,860)	—	—	—	—	—	—

Net loss	—	—	—	—	(14,203)	—	—	(14,203)	(14,203)

Translation adjustment in respect of SFAS No. 133	—	—	—	—	—	—	(2,238)	(2,238)	(2,238)

Gain on hedging reclassified into earnings	—	—	—	—	—	—	2,238	2,238	2,238

Translation adjustments, net	—	—	—	—	—	—	4,389	4,389	4,389

Comprehensive loss	—	—	—	—	—	—	—	—	(9,814)

Exercise of share options	151	—	—	236	—	—	—	387

Balance, November 30, 2001	140,457	—	68,000	463,615	52,436	—	(64,486)	660,022

Purchase of 6,392,478 Treasury Shares at market value(a)	—	—	—	—	—	(56,493)	—	(56,493)

Settlement of share price guarantee(a)	—	—	—	(60,557)	—	—	—	(60,557)

Sale of 6,392,478 Treasury Shares	—	—	—	—	(18,073)	56,493	—	38,420

Issuance of 6,019,287 Common Shares	12,038	—	—	13,542	—	—	—	25,580

Net loss	—	—	—	—	(151,855)	—	—	(151,855)	(151,855)

Net gains in respect of derivative instruments, net of tax $3,184	—	—	—	—	—	—	22,169	22,169	22,169

Translation adjustments, net	—	—	—	—	—	—	41,700	41,700	41,700

Minimum pension liability adjustment, net of tax $915	—	—	—	—	—	—	(2,035)	(2,035)	(2,035)

Comprehensive loss	—	—	—	—	—	—	—	—	(90,021)

Exercise of share options	29	—	—	77	—	—	—	106

Balance, November 30, 2002	152,524	—	68,000	416,677	(117,492)	—	(2,652)	517,057

(a)
Purchase of 6,392,478 Treasury Shares from NKT Holdings A/S and Vinci. Further details are provided in Note 3.

        The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $

Cash flows from operating activities

Net loss	(151,855)	(14,203)	(34,443)

Adjustments to reconcile net loss to net cash provided by operating activities

Depreciation and amortization	96,093	91,750	82,117

Impairment of goodwill and other intangibles	106,435	7,932	—

Amortization of dry-dock costs	15,378	8,441	3,985

Equity in net income of non-consolidated joint ventures	(5,287)	(11,655)	(5,793)

Dividends from non-consolidated joint ventures	13,195	12,235	—

Minority interest in consolidated subsidiaries	2,062	2,806	2,521

Deferred tax	(5,906)	(4,433)	(16,731)

Gain on sale of assets	(8,003)	(1,234)	(572)

Changes in operating assets and liabilities, net of acquisitions

Trade receivables	43,980	(141,003)	18,316

Prepaid expenses and other current assets	(18,198)	10,024	(18,576)

Inventories and work-in-progress	2,965	8,241	(13,160)

Accounts and notes payable	(11,992)	91,021	29,094

Accrued salaries and benefits	5,295	635	(5,517)

Other short-term and other long-term liabilities	21,147	(25,928)	28,630

Payments of drydock costs	(20,632)	(17,893)	(11,638)

Net cash provided by operating activities	84,677	16,736	58,233

Cash flows used in investing activities

Acquisition of subsidiaries, net of cash acquired	—	(61)	(111,175)

Settlement of share price guarantees	(60,557)	—	—

Purchase of fixed assets	(54,634)	(62,868)	(61,724)

Proceeds from sale of fixed and intangible assets	23,526	5,590	19,157

Increase in investments and other non-current financial assets	(13,638)	(26,715)	(6,886)

Decrease in investments and other non-current financial assets	28,855	626	—

Net cash used in investing activities	(76,448)	(83,428)	(160,628)

Cash flows (used) provided by financing activities

Net increase (decrease) in bank overdraft	10,184	3,332	(104,323)

Proceeds from issuance of long-term debt	—	69,985	340,000

Repayments of long-term debt	—	—	(175,597)

(Increase) decrease in restricted cash deposits securing capital lease obligations and accrued taxation liabilities	(146)	2,628	(2,601)

Repayments of capital lease obligations	(23,657)	(3,845)	(5,425)

Repayment of debt to an affiliate	—	—	(150,000)

Proceeds from issuance of debt by SNSA	64,000	—	—

Proceeds from the issuance of Class A Shares	—	—	199,808

Repurchase of Treasury Shares	(56,493)	—	—

Exercise of share options	106	387	1,898

Dividends paid to minority interests	(2,352)	—	—

Net cash (used) provided by financing activities	(8,358)	72,487	103,760

Effect of exchange rate changes on cash	131	(440)	(902)

Net increase in cash and cash equivalents	2	5,355	463

Cash and cash equivalents at beginning of year	11,670	6,315	5,852

Cash and cash equivalents at end of year	11,672	11,670	6,315

Details of non-cash transactions are provided in Note 2.

        The accompanying notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

1.    The Company

        Stolt Offshore S.A., a Luxembourg company, and consolidated subsidiaries (together "the Company") is one of the largest offshore contractors in the world with services covering all phases of subsea offshore oil and gas operations from exploration to decommissioning. The Company operates in more than 60 countries worldwide and maintains regional offices in the U.K.; Norway; Asia Pacific; Southern Europe, Africa and the Middle East ("SEAME"); South America; and North America.

        The market for the Company's services is dependent upon the success of exploration and the level of development and production expenditures in the oil and gas industry. Such expenditures are cyclical in nature and influenced by prevailing and anticipated oil and gas prices.

        As discussed in more detail in Note 13, the long-term debt and capital lease obligations section, the Company's latest forecasts for 2003 indicate that there will be a narrow margin of compliance with debt covenants at each quarter end. The Company's ability to remain within these covenants is dependent on (1) its operating performance, (2) funding from its parent company, SNSA, and (3) the Company's plans to divest certain assets. The Company's plans and the risks relating to its projections and these plans are described in Note 13.

2.    Accounting policies

Principles of consolidation

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. and include the accounts of all majority-owned companies in which the Company has operating control. All significant intercompany transactions and balances have been eliminated. The Company has invested in several joint ventures. These include Seaway Heavy Lifting ("SHL") and NKT Flexibles I/S ("NKT"), Sonamet, Sonastolt and project-specific joint ventures. In these joint ventures, the Company will typically have economic and voting interests of 30% to 55%. The Company accounts for its investments in non-consolidated joint ventures under the equity method.

        The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management including costs to complete on projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and intangible fixed assets, provisions necessary for trade receivables, the carrying value of non-consolidated joint ventures, income tax valuation allowances, provisions for legal disputes and other similar evaluations. Actual results could differ from those estimates.

        The Company records minority interest expense, which reflects the portion of the earnings of the majority-owned operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying consolidated financial statements primarily represent the share of minority partners' interest of 33 1/3% in Alto Mar Girassol and the minority partners' 63% interest in Paragon Engineering Services, Inc., the acquisition of which is discussed further in Note 3.

Foreign currency translation

        The Company, incorporated in Luxembourg, has U.S. Dollar share capital and long-term debt is denominated in U.S. Dollars. As a result, the Company's reporting currency and functional currency is the U.S. Dollar.

        The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into U.S. Dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of accumulated other comprehensive loss as "Translation adjustments, net" in the accompanying consolidated statements of shareholders' equity. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in "Foreign currency exchange gains (losses), net" in the accompanying consolidated statements of operations. The functional currencies of the companies that comprise the Norway region and the U.K. region are Norwegian Kroner and British Pound, respectively. The U.S. Dollar is the functional currency of the most significant subsidiaries within the Asia Pacific, North America, SEAME and South America regions.

        The Company uses derivative instruments, primarily foreign exchange forward contracts, to reduce its exposure to currency fluctuations. All of the instruments used are hedges against forecasted underlying operating exposures, which are designated as cash flow hedges. The Company does not enter into open speculative positions. Effective December 1, 2000, the Company adopted Statement of Financial Accounting Standards ("SFAS") No.133, "Accounting for Derivative Instruments and Hedging Activities", as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in other comprehensive loss ("OCI") in the consolidated statement of shareholders' equity, and ineffective portions of changes in cash flow hedges are recognized in the consolidated statement of operations when the hedged item affects earnings. If the derivative instrument is terminated or settled prior to the expected maturity or realization of the underlying item, hedge accounting is discontinued prospectively.

Presentation of financial statements

        The 2001 and 2000 consolidated financial statements have been revised to reflect reclassifications and disclosures to conform with the 2002 presentation as follows:

  •
  Reclassification of gains on disposals of assets of $1.2 million and $0.6 million in 2001 and 2000, respectively, from "Non-operating (expense) income" to "Gain on sale of fixed assets" in the consolidated statement of operations.

  •
  Reclassification of other income (loss) of $1.1 million and $(0.4) million in 2001 and 2000, respectively, from "Non-operating (expense) income" to "Other operating income (loss), net" in the consolidated statement of operations.

  •
  Reclassification of "Dividends from non-consolidated joint ventures" of $12.2 million in 2001 from "Net cash used in investing activities" to "Net cash provided by operating activities"; and reclassification of $0.6 million in 2001 from "Increase in investments and other non-current financial assets" to "Decrease in investments and other non-current financial assets" in the consolidated statements of cash flows.

  •
  Disclosures in Note 5, "Trade receivables" to present unbilled receivables due in respect of disputed variation orders and claims of $4.4 million in 2001.

  •
  Reclassifications within the table reconciling the Company's effective tax rate to the statutory tax rate in Note 10, "Income taxes".

  •
  Disclosures in Note 23, "Financial instruments" to present accounts receivable in respect of the largest customer of $61.9 million in 2001 and accounts receivable in respect of the second largest customer of $39.0 million in 2001.

Revenue recognition

        Long-term contracts are accounted for using the percentage-of-completion method. The Company applies Statement of Position 81-1 "Accounting for Performance of Certain Construction-Type Projects". Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. Provisions for anticipated losses are made in the period in which they become known.

        A major portion of the Company's revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognized as contract revenue when realization is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets which are recognized in the contract estimates when deemed realizable.

        The financial reporting of the Company's contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and profits are subject to revisions as the contract progresses to completion and revisions in profit estimates are reflected in the period in which the facts that give rise to the revision become known. The net effect on net income of significant revisions to contract estimates was $(58.8) million in 2002, $2.4 million in 2001 and $(10.7) million in 2000. The net effect of these revisions on net (loss) income per share was $(0.69) in 2002, $0.03 in 2001 and $(0.14) in 2000.

Fixed assets

        Fixed assets are recorded at cost. Interest costs incurred between the date that financing is provided for an asset and the date that the asset is ready for use are capitalized. No interest was capitalized for the years ended November 30, 2002, 2001 or 2000. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and amortized on the same basis as fixed assets described below.

        Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships:
Deepwater heavy construction ships	9 to 25 years
Light construction and survey ships	10 years
Trunkline barges and anchor ships	7 to 20 years
Operating equipment	7 to 10 years
Buildings	20 to 33 years
Other assets	5 to 10 years

        Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets.

        Costs for fitting out construction support ships are capitalized and amortized over a period equal to the remaining useful life of the related equipment.

        Depreciation expense, which includes amortization of assets under capital leases, was approximately $89.7 million for the year ended November 30, 2002 (2001: $86.0 million and 2000: $76.2 million).

        On December 1, 1999 the Company changed its accounting policy for dry-dock costs from an accrual basis to a deferral basis. Capitalized dry-dock costs are amortized over the period between vessel dockings, which is typically between two and five years. Amortization of capitalized dry-dock costs was $15.4 million for the year ended November 30, 2002 (2001: $8.4 million and 2000: $4.0 million). The unamortized portion of capitalized dry-dock costs of $27.4 million (2001: $21.2 million) is included in "Deposits and non-current receivables" in the accompanying consolidated balance sheets.

        Maintenance and repair costs, which are expensed as incurred, were $43.6 million for the year ended November 30, 2002 (2001: $42.1 million and 2000: $44.2 million).

Goodwill and other intangible assets

        Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill arising on acquisitions prior to June 30, 2001 was amortized on a straight-line basis over 10 to 30 years and goodwill is reviewed for impairment whenever events or changes in circumstances indicated that the carrying value may not be recoverable. Goodwill arising on acquisitions after June 30, 2001 is not amortized, but is tested for impairment annually or earlier, whenever impairment indicators arise.

        In accordance with the transitional provisions of SFAS No.142, "Goodwill and Other Intangible Assets", from December 1, 2002, goodwill acquired in business considerations subsequent to June 30, 2001 is not amortized.

        Included in the net book value of intangible assets at November 30, 2002 was goodwill of $6.0 million (2001: $120.1 million) and other intangible assets of $4.7 million (2001: $2.1 million). The amortization expense for the year ended November 30, 2002 was $6.4 million, excluding the impairment of goodwill charge of $106.4 million (2001: $5.7 million and 2000: $5.9 million). The 2001 expense of $5.7 million excludes the one-off impairment charge of $7.9 million for the Comex trade name as discussed below.

Impairment of tangible fixed assets, goodwill and other intangibles

        In accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," tangible fixed assets, goodwill and other intangibles are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for impairment, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

        During the year ended November 30, 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led the Company to perform an impairment review of all goodwill on acquisition. As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Corporation. The remainder of the impairment related to the write-off of goodwill arising on the acquisition of Danco A/S, which holds the equity investment in the NKT joint venture, and PT Komaritim, the Company's Indonesian subsidiary.

        Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic Corporation. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world's most important offshore markets, at a price that reflected rising oil prices and favorable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented downturn. As a result, the North America Region was loss-making for the two years ended November 30, 2001, and again performed below management's expectations in 2002. Recent market analysts' reports indicate that the major oil companies are directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. The Company foresees no significant upturn in demand in the Gulf of Mexico market in 2003 and has therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Company's strategy is still to maintain a strong competitive presence in the Gulf of Mexico, and is planning to expand its service offering to the ultra-deepwater market in this and other regions, including shipboard Radial Friction Welding. The Ceanic goodwill was previously amortized over 25 years.

        The NKT joint venture has been loss-making since the Company acquired its 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected. As a consequence, the joint venture has suffered from excess production capacity and has not met its performance targets. During 2002, NKT management revised its strategy to focus on efficiency and has predicted slower growth in the next few years than initially forecast. The Company performed an impairment test for the goodwill in Danco A/S based on the cash flow projections in the NKT business plan, and determined that the goodwill was fully impaired. An impairment adjustment of $1.8 million was recorded in November 2002. This goodwill was previously amortized over 10 years on a straight-line basis.

        The PT Komaritim subsidiary in Indonesia has been loss-making for several years, and in 2002 once again underperformed management's expectations. The Indonesian market is still characterized by high competition in the shallow water sector, an environment in which the Company is unable to fully leverage its technology and core expertise. The Company determined, on the basis of projected cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the year ended November 30, 2002. This goodwill was previously amortized over 20 years on a straight-line basis.

        The Company changed its name from "Stolt Comex Seaway" to "Stolt Offshore" midway through 2000. In 2000, management's view was that both names were used in the marketplace and management expected that the "Comex" brand continued to be recognized by customers in the main markets. By the final quarter of 2001, management determined that the "Stolt Offshore" name had gained a higher prominence than the "Stolt Comex Seaway" name. As a result it was not practicable to justify separate projected cash flow streams to support the value of the "Comex" name. Therefore, management determined that the "Comex" brand had been fully impaired and the Company recorded an impairment charge of $7.9 million during the year ended November 30, 2001. The "Comex" trade name was previously amortized over 30 years on a straight-line basis.

Impairment of investments in non-consolidated joint ventures

        The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is an other than temporary decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment. This is assessed by reference to projected undiscounted cash flows for the joint venture.

Research and development expenditure

        The costs of research and development are expensed as incurred.

Income taxes

        The Company accounts for income taxes under the provisions of SFAS No.109, "Accounting for Income Taxes". SFAS No.109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income from continuing operations for the period that includes the enactment date. Deferred tax assets are reduced through the establishment of a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized.

Cash and cash equivalents

        Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Debt costs

        Costs incurred in connection with issuance of debt such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortized over the life of the debt as additional interest. If the debt expires or is terminated, the deferred costs are expensed immediately.

Earnings per share

        Earnings per share is computed using the weighted average number of Common and Class B Shares and equivalents outstanding during each period. The computations for the three years ended November 30, 2002 are based upon the following outstanding shares:

For the year ended November 30	2002	2001	2000

Basic

Common Shares	68,009,632	70,201,030	61,774,156

Class B Shares	17,000,000	17,000,000	17,000,000

Total	85,009,632	87,201,030	78,774,156

Diluted

Common Shares	68,009,632	70,201,030	61,774,156

Class B Shares	17,000,000	17,000,000	17,000,000

Total	85,009,632	87,201,030	78,774,156

Basic	85,009,632	87,201,030	78,774,156

Potentially dilutive share options	—	—	—

Diluted	85,009,632	87,201,030	78,774,156

        The diluted loss per share for the year ended November 30, 2002 does not include Common Share equivalents in respect of share options of 98,330 as their effect would be anti-dilutive (2001: 415,941 and 2000: 624,373).

        Class B Shares have only 50% of the economic rights of Common Shares.

        All share data and per share data have been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

Treasury shares

        Capital stock acquired, that is not retired, is treated as if it had been retired or carried at cost and reflected as a separate reduction from shareholders' equity.

Stock based compensation

        The Company has elected to account for its stock-based compensation awards to employees and Directors under Accounting Principles Board ("APB") Opinion No.25 and to provide the disclosures required by SFAS No.123, "Accounting for Stock Based Compensation" in Note 20.

Consolidated statement of cash flows

        The following table sets forth non-cash financing and investing activities and selected cash flow information. The table summarizes acquisitions accounted for under the purchase method and the issue of shares to SNSA in return for reduction of debt.

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $

Estimated fair value of tangible assets acquired less liabilities assumed or created	—	(4,755)	280,059

Goodwill and identifiable intangible assets acquired	—	11,389	2,062

Cash acquired	—	10,020	14,411

Purchase price

Cash	—	(9,959)	(125,586)

Deferred consideration	—	(6,695)	—

Shares issued	—	—	(139,094)

Capital lease	—	—	(31,852)

Sale of 6,392,478 Common Shares to SNSA	38,420	—	—

Issuance of 6,019,287 Common Shares to SNSA	25,580	—	—

Repayment of loan due due to SNSA	(64,000)	—	—

Interest paid	(16,306)	(27,200)	(27,000)

Income taxes paid	(11,006)	(13,709)	(8,000)

        Interest paid includes $0.6 million paid to SNSA in the year ended November 30, 2002 (2001: $0.4 million, 2000: $3.6 million).

Impact of new accounting standards

        The Company has adopted SFAS No.142 "Goodwill and Other Intangible Assets", from December 1, 2002 which required the Company to cease amortization of its remaining net goodwill balance and perform an impairment test of its existing goodwill based on a fair value concept. In view of the $106.4 million write off of goodwill on acquisition booked in 2002, which was calculated under SFAS No.121, the only future impact of SFAS No.142 will be in respect of the assessment of impairment of the goodwill and intangibles arising on the acquisition of Paragon Engineering Services, Inc. (Note 3). The Company does not believe that the adoption of the new standard will have a material impact on the results of its operations and financial position.

        In June 2001, the FASB issued SFAS No.143, "Accounting for Asset Retirement Obligations". SFAS No.143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has adopted SFAS No.143 from December 1, 2002 and does not anticipate that the standard will have a material impact on its results of operations or financial position.

        In August 2001, the FASB issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No.144 superseded SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No.144 primarily addresses significant issues relating to the implementation of SFAS No.121 and develops a single accounting model for long-lived assets to be disposed of by sale that is consistent with the fundamental provisions of SFAS No.121. The Company has adopted SFAS No.144 from December 1, 2002 and does not anticipate that adoption of SFAS No.144 will have material impact on results of operations or financial position.

        In April 2002, the FASB issued SFAS No.145, "Rescission of SFAS Nos.4, 44 and 64, Amendment of SFAS No.13, and Technical Corrections as of April 2002" ("SFAS No.145"). SFAS No.145 rescinds SFAS No.4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No.44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No.64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". As a result, gains and losses from extinguishment of debt that are part of the Company's recurring operations will no longer be classified as extraordinary items. In addition, SFAS No.145 amends SFAS No.13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No.145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company has adopted SFAS No.145 from December 1, 2002 and is currently evaluating the impact that the adoption of SFAS No.145 will have on its results of operations and financial position. However, the Company does not believe that the adoption of SFAS No.145 will have a material impact on its results of operations or financial position.

        In June 2002, the FASB issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities". This SFAS addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No.94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No.146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. SFAS No.146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No.146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No.146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No.146 will be applied to exit or disposal activities occurring subsequent to December 1, 2002.

        In November 2002, the FASB issued Interpretation Number 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). This Interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for reporting periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The Company does not believe that the adoption of the recognition and initial measurement requirements of FIN 45 will have a material impact on its financial position, cash flows or results of operations.

        In December 2002, the FASB issued SFAS No.148, "Accounting for stock-based compensation—Transition and Disclosure, an amendment of FASB Statement No.123." This statement amends SFAS No.123, "Accounting for Stock-based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value-based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Since the Company is continuing to account for stock-based compensation according to APB No.25, the Company has adopted the provisions of SFAS No.148 which require prominent disclosure. The standard is effective for reporting periods ending after December 15, 2002.

        In January 2003, the FASB issued Interpretation Number 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of APB No.51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first reporting period beginning after June 15, 2003. The Company is currently evaluating the effect that the adoption of FIN 46 will have on its results of operations and financial condition.

3.    Business acquisitions

        On March 30, 2001, the Company acquired 82% of the voting rights and 62% of the economic rights of a newly-created company, Paragon Engineering Holdings, Inc. ("PEH"). PEH subsequently purchased 20% of the share capital of Paragon Engineering Services, Inc. ("Paragon"), a Houston-based engineering service company, and an option to purchase an additional 40% of the share capital. PEH exercised the option on September 4, 2001. On July 18, 2001, the Company purchased the entire share capital of the Paris-based engineering company Ingerop Litwin ("Litwin"). These acquisitions, by adding conceptual design and detailed engineering services, will enable the Company to better undertake all engineering required on many of the large engineering, procurement, installation and commission type contracts that are expected to come into the market in the next few years.

        The consideration, including acquisition costs, paid to acquire Paragon and Litwin was $16.7 million of which $4.3 million in relation to the Paragon acquisition has been deferred for payment until March 30, 2005. The net present value of the deferred payment has been included in "Other long-term liabilities" in the accompanying consolidated balance sheet. Additionally, from March 30, 2005, the Paragon sale agreement provides for a further payment to be made to a former shareholder of Paragon. This payment is contingent upon a multiplier of the future earnings of Paragon, as defined in the agreement, exceeding the deferred consideration. No recognition of the contingent payment has been made in the financial statements of the Company as it is not certain beyond reasonable doubt that this payment will be made and currently it is not possible to quantify the amount.

        The results of Paragon have been included in the consolidated results of operations from September 4, 2001, when the Company assumed effective control of the entity. The amount which represents the minority shareholders' interests in the results of Paragon, effectively 63%, has been recorded as minority interest expense in the results of operations of the Company. The results of Litwin have been included in the consolidated results of operations from July 18, 2001.

        At November 30, 2001 the Company preliminarily estimated that its share of the fair value of intangible assets acquired in Paragon was $2.1 million. The share of the fair value of these intangible assets was subsequently revised to $5.2 million during the current year on the finalization of external valuations. The increase in the fair value of the intangible assets of $3.1 million, net of associated deferred tax liability of $0.8 million, was offset by a reduction of $2.3 million to the goodwill on acquisition in 2002.

        Of the $5.2 million of acquired intangible assets, $1.7 million was allocated to the "Paragon" trade name which is considered to have an indefinite useful life; $1.4 million was allocated to order backlog which is being amortized over the period to November 30, 2004; and $1.2 million was allocated to non-complete agreements, which are being amortized over the period to March 31, 2005. The remaining $0.9 million of acquired intangible assets relating to software patents and a favorable leasehold have a weighted-average useful life of approximately six years. The Company considers each reporting period whether a useful life can be determined for the trade name and reviews the trade name for impairment at least annually.

        The following table summarizes the revised estimated fair values of the assets acquired and the liabilities assumed at the date of acquisition.

(in thousands)	$

Cash	10,020

Other current assets	20,969

Fixed assets, at cost	2,538

Intangible assets	5,209

Goodwill	5,999

Other non-current assets	939

Total assets acquired	45,674

Current liabilities	(23,897)

Non-current liabilities	(1,466)

Minority interest	(3,657)

Net assets acquired	16,654

        The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company, Paragon and Litwin as if the acquisitions occurred at the beginning of 2000. Pro forma adjustments include depreciation and amortization, interest charges on debt and lines of credit, elimination of related party transactions and the tax adjustments associated with the above.

For the year ended November 30 (in thousands, except per share data)	2001 $	2000 $

Net operating revenue	1,313,289	1,030,748

Net loss	(14,193)	(40,277)

Net loss per share:

Basic	(0.16)	(0.51)

Diluted	(0.16)	(0.51)

        The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

        The Company's revenue for 2001 included sales of $1.1 million to Paragon.

        On December 7, 1999, the Company completed a transaction to form a joint venture entity, NKT Flexibles I/S ("NKT"), a manufacturer of flexible flowlines and dynamic flexible risers for the offshore oil and gas industry. The transaction was effected through the acquisition of Danco A/S, a wholly-owned Norwegian company, which holds the investment in NKT. NKT is owned 51% by NKT Holdings A/S, and 49% by the Company through Danco A/S. The total consideration for the acquisition was $36.0 million: $10.5 million cash and the issue of 1,758,242 Class A Shares, with an average guaranteed value of $14.475 per share, for a value of $25.5 million. The Class A Shares have subsequently been converted to Common Shares on a one-for-one basis.

        On February 20, 2002 the Company paid cash of $3.4 million to repurchase 249,621 of the Common Shares previously issued to NKT Holdings A/S. $1.6 million related to the settlement of the minimum share price guarantee, being the difference between the guarantee price and the market price of Common Shares on February 20, 2002. This was deducted from paid in surplus. The remaining $1.8 million represented the market value of the shares repurchased. As described in Note 19, these shares were subsequently sold to Stolt-Nielsen S.A. ("SNSA"), the Company's majority shareholder, on November 19, 2002.

        As of November 30, 2002, the Company continued to have an obligation for an average guaranteed value of $15.30 per share over 879,121 Common Shares.

        The acquisition of Danco A/S has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's results of operations from the date of acquisition. The excess of cash paid over the fair value of net assets acquired was recorded as goodwill of $2.1 million at the date of acquisition, but in view of the poor financial performance of the entity since acquisition, the remaining unamortized goodwill of $1.8 million was identified as impaired and fully written off at November 30, 2002.

        On December 16, 1999, the Company acquired approximately 55% of the French offshore construction and engineering company ETPM S.A. ("ETPM"), a wholly-owned subsidiary of Groupe GTM S.A. ("GTM"). GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). The remaining 45% of ETPM was acquired on February 4, 2000.

        The total consideration for the acquisition was $350.0 million and was comprised of the following items: (i) $111.6 million in cash; (ii) the issue of 6,142,857 Class A Shares, which were subsequently converted to Common Shares on a one-for-one basis, with a minimum guarantee price of $18.50 per share for a total value of $113.6 million; (iii) the assumption of debt of $18.4 million due from ETPM to GTM and debt of $71.0 million due to third parties; (iv) acquisition costs of $3.4 million; and (v) $32.0 million being the net present value at acquisition of a hire purchase arrangement for two ships owned by GTM, the Seaway Polaris and the DLB 801, with an early purchase option after two years.

        During the year ended November 30, 2002 the Company settled the share price guarantee with Vinci, the vendors of ETPM. On May 3, 2002, the Company paid cash of $113.6 million to repurchase the 6,142,857 Common Shares held by Vinci. $58.9 million related to the settlement of the minimum share price guarantee, being the difference between the guarantee price and the market price of Common Shares on May 3, 2002. This was deducted from paid in surplus. The remaining $54.7 million paid represented the market value of the shares repurchased. As described in Note 19, these shares were subsequently sold to SNSA on June 24, 2002 and November 14, 2002.

        The acquisition of ETPM has been accounted for by the purchase method of accounting and, accordingly, the operating results have been included in the Company's results of operations from the date of acquisition. The acquisition generated negative goodwill of $5.8 million and non-current assets have been reduced by this amount.

        The acquisition was initially funded by cash provided by SNSA the Company's majority shareholder, and was replaced by a bridge finance facility which has subsequently been repaid.

4.    Restricted cash deposits

        Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.

5.    Trade receivables

        Trade receivables at November 30, 2002 of $428.1 million (2001: $428.6 million) are net of allowances for doubtful accounts of $5.9 million (2001: $9.2 million). Included in trade receivables at November 30, 2002 was $261.9 million (2001: $215.1 million) of unbilled receivables. As at November 30, 2002, included in unbilled trade receivables was $46.2 million (2001: $4.4 million) of unbilled receivables due in respect of disputed variation orders and claims. The Company obtained an independent expert's report to corroborate management assertions on the amount of variation orders and claims for which recovery is both probable and could be reliably estimated.

6.    Inventories and work-in-progress

        Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As of November 30 (in thousands)	2002 $	2001 $

Materials and supplies	11,360	14,620

Spare parts	2,723	4,281

Work-in-progress and mobilizations	708	4,227

Fuels	2,734	2,237

Other	—	59

Total	17,525	25,424

        Costs are determined in accordance with the weighted-average cost method. Costs of fitting out and preparing equipment for specific contracts are included in work-in-progress. Such costs, principally labor and materials, are amortized over the shorter of the expected duration of the contracts or the estimated useful life of the asset.

        Mobilizations relate to costs incurred to prepare and mobilize vessels for new contracts. These costs are recognized as operating expenses over the estimated primary term of the contract.

7.    Employee loans

        Included in prepaid expenses and other current assets are loans to employees of $2.3 million (2001: $4.5 million). Included in deposits and non-current receivables are loans to employees of $0.1 million (2001: $0.1 million).

8.    Fixed assets, net

        Fixed assets comprise the following:

As of November 30 (in thousands)		$2002%		$2001%

Construction support ships	768,400	65	715,367	65

Operating equipment	354,402	30	322,339	29

Land and buildings	20,625	2	19,964	2

Other assets	45,180	3	38,659	4

	1,188,607	100	1,096,329	100

Less: Accumulated depreciation and amortization	(405,764)		(316,858)

Total	782,843		779,471

9.    Investments in and advances to non-consolidated joint ventures

        Investments in and advances to non-consolidated joint ventures comprise the following:

As of November 30 (in thousands)	Geographical location	Ownership %	2002 $	2001 $

NKT Flexibles I/S ("NKT")	Denmark, Corporate	49%	5,827	18,379

Mar Profundo Girassol	West Africa, SEAME	50%	8,618	9,580

Sonamet	West Africa, SEAME	55%	(501)	(7,458)

Sonastolt	West Africa, SEAME	55%	6,331	6,150

Seaway Heavy Lifting Limited	Cyprus, Corporate	30%	2,600	3,191

Stolt/Subsea 7	Norway	50%	1,551	2,597

Kingfisher D.A.	Norway	50%	4,346	3,130

Other	SEAME, Norway		2	(40)

Total			28,774	35,529

        In circumstances where the Company owns more than 50% of the voting interest, but the Company's ability to control the operation of the investee is restricted by the significant participating interest held by another party, the investment is accounted for under the equity method of accounting.

        The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture.

        During 2002, NKT management revised the joint venture's strategy and downgraded expectations for growth in future years.

        The Company's share of equity in the net loss in NKT Flexibles I/S includes $8.1 million in respect of fixed asset impairment charges recorded by the joint venture.

        Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

        Summarized financial information for the Company's non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures' financial statements, is as follows:

Income statement data

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $

Net operating revenue	298,212	296,305	357,984

Gross profit	37,930	27,599	29,102

Net income	9,203	24,329	15,351

Balance sheet data

As of November 30 (in thousands)	2002 $	2001 $

Current assets	159,033	231,402

Non-current assets	97,621	104,868

Current liabilities	161,283	237,581

Long-term liabilities	12,833	38,922

        For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 2002, 2001 and 2000 respectively: charter hire of $16.7 million, $5.1 million and $4.4 million and other expenses of $36.7 million, $60.5 million and $34.2 million. The joint ventures also received revenue of $29.4 million, $39.5 million and $45.0 million from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $5.3 million and $9.7 million and short-term amounts receivable by the Company of $62.4 million and $61.1 million at November 30, 2002 and 2001, respectively.

10.    Income taxes

        The income tax (provision) benefit is as follows:

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $

Current	(14,064)	(25,052)	(12,953)

Deferred	5,906	4,433	16,731

Income tax (provision) benefit	(8,158)	(20,619)	3,778

        The tax effects of temporary differences and net operating loss carry forwards ("NOLs") at November 30, 2002 and 2001 are as follows:

As of November 30 (in thousands)	2002 $	2001 $

Deferred tax assets:

Net operating loss carry forwards	62,979	77,128

Accrued expenses and provisions not currently deductible	33,036	38,118

Gross deferred tax assets	96,015	115,246

Less: valuation allowance	(74,275)	(57,142)

Net deferred tax assets	21,740	58,104

Deferred tax liabilities:

Fixed asset timing differences	(25,828)	(63,290)

Net deferred tax liability	(4,088)	(5,186)

Short-term deferred tax asset	—	2,622

Long-term deferred tax asset	3,101	10,386

Deferred tax liability	(7,189)	(18,194)

	(4,088)	(5,186)

        The Company accounts for income taxes in accordance with SFAS No.109, "Accounting for Income Taxes". SFAS No.109 requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not".

United States

        The Company recorded an additional valuation allowance of $10.8 million against a deferred tax asset for NOLs (net of fixed asset and other temporary differences). The Company has recognized no deferred tax benefit against the 2002 results. Therefore the Company has now recognized a 100% valuation allowance. At November 30, 2002 the Company has estimated NOLs of $80.0 million, none of which expire within 10 years.

Scandinavia

        The long-term deferred tax asset represents NOLs and other future deductions of $38.0 million in Norway, net of fixed asset and other temporary differences of $26.8 million. Management has determined, based on the history of operating profits and expectations of future projected taxable profits, that the operating income of the Company will more likely than not be sufficient to fully realize the net deferred tax asset of $3.1 million relating to these temporary differences, which expires through 2008 to 2012.

United Kingdom

        In 2001 the Company's U.K. shipping subsidiaries elected to join the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profits and accordingly released part of the deferred tax liability arising on accelerated U.K. shipping tax allowances.

        The Company has recalculated the deferred tax liability and management has released a further $21.3 million in 2002 on the basis that the Company will remain in the tonnage tax regime in perpetuity. A liability of $8.0 million is recognized in the financial statements as the deferred tax liability in respect of anticipated non-tonnage tax use of those ships in the regime. As part of this review, the Company has taken a valuation allowance of $9.9 million against the deferred tax assets in the U.K. that are represented by NOLs, fixed asset and other timing differences. Of this amount $6.4 million represents an additional valuation allowance against assets that were recognized at November 30, 2001 and the balance represents provision against deferred tax assets arising in the year.

        At November 30, 2002 the Company has approximately $76.0 million of losses, future interest deductions and other short-term timing differences that could lead to a future tax deduction. None of these items is subject to time expiration. A net deferred tax asset of $6.9 million is recognized in respect of these items, and this asset is set against deferred tax liabilities of $8.9 million carried in respect of fixed asset timing differences in respect of non-tonnage tax activities.

        Under U.K. tonnage tax legislation a proportion of tax depreciation previously claimed by the Company may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases over the first seven years following entry into the tonnage tax regime, to $Nil. The contingent liability in respect of all ships at November 30, 2002 was $46.2 million. As management has no current intentions to dispose of the vessels, no further provision has been made for this contingent liability.

France

        The Company has taken a valuation allowance against the NOLs arising in France. At November 30, 2002 the Company has estimated NOLs of $47.5 million which expire from 2004 onwards.

Other

        The Company has taken a valuation allowance against the NOLs arising in the other countries in which it is operating. In total the Company has losses estimated at approximately $20.0 million spread over several territories at November 30, 2002.

        The Company's net operating losses expire as follows:

(in thousands)	$

2003	809

2004	12,677

2005	15,248

2006	187

2007	7,645

Thereafter	149,424

        Withholding and remittance taxes have not been recorded on the undistributed earnings of the Company's subsidiaries, which represent substantially all of the Company's consolidated retained earnings, primarily because, under the current tax laws of Luxembourg and the countries in which substantially all of the Company's subsidiaries are incorporated, no taxes would be assessed upon the payments or receipt of dividends. Earnings retained by subsidiaries incorporated in those countries which impose withholding or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2002 were not significant.

        The income tax benefit (provision) at the Company's effective tax rate differs from the income tax benefit (provision) at the statutory rate. Principal reconciling items include the following:

For the year ended November 30, 2002 (in thousands)	U.S. $	Scandinavia $	U.K. $	France $	Other $	Total $

Loss before income taxes and minority interest	(121,410)	(2,898)	(9,156)	(29,952)	21,781	(141,635)

Statutory tax rate	34%	28%	30%	35%	32% (a)

Tax at statutory rate	41,279	812	2,747	10,428	(6,895)	48,371

Withholding and local taxes	(410)	—	(2,846)	(13,923)	3,208	(13,971)

Profits (losses) subject to turnover-based taxes	—	—	—	(8,053)	7,685	(368)

Change in valuation allowance	(15,551)	(515)	(8,317)	(1,317)	(4,442)	(30,142)

U.K. tonnage tax	—	—	(56)	—	—	(56)

Profits subject to tonnage tax regime	—	—	4,458	—	—	4,458

Non-deductible amortization	(2,510)	—	—	—	—	(2,510)

Change in tax regime	—	—	21,307	—	—	21,307

Impairment review	(35,016)	—	—	—	(1,172)	(36,188)

Other permanent differences	86	79	(1,607)	1,880	503	941

Income tax benefit (provision)	(12,122)	376	15,686	(10,985)	(1,113)	(8,158)

For the year ended November 30, 2001 (in thousands)

(Loss) income before income taxes and minority interest	(45,886)	(3,221)	7,333	(21,910)	72,906	9,222

Statutory tax rate	34%	28%	30%	36%	40% (a)

Tax at statutory rate	15,601	902	(2,200)	7,982	(29,162)	(6,877)

Withholding and local taxes	—	—	(1,212)	173	(8,484)	(9,523)

Profits subject to turnover-based taxes	—	—	—	—	26,353	26,353

Change in valuation allowance	(13,587)	—	(7,075)	(7,642)	(18,117)	(46,421)

Change in tax regime	—	—	15,200	—	—	15,200

Imputed interest deduction	—	—	—	—	5,381	5,381

Non-deductible amortization	(1,682)	—	(382)	(2,920)	—	(4,984)

Other permanent differences	(332)	123	(62)	(467)	990	252

Income tax benefit (provision)	—	1,025	4,269	(2,874)	(23,039)	(20,619)

For the year ended November 30, 2000 (in thousands)

(Loss) income before income taxes and minority interest	(49,992)	(24,935)	(1,708)	5,413	35,522	(35,700)

Statutory tax rate	34%	29%	30%	38%	45% (a)

Tax at statutory rate	16,997	7,301	512	(2,044)	(15,984)	6,782

Withholding and local taxes	—	—	—	(2,052)	(9,935)	(11,987)

Profits subject to turnover-based taxes	—	—	—	—	26,390	26,390

Change in valuation allowance	(9,347)	(2,058)	(1,092)	(2,059)	(12,166)	(26,722)

Tax credits for research and development	—	—	—	3,932	—	3,932

Imputed interest deduction	—	—	—	—	7,379	7,379

Non-deductible amortization	(1,734)	(9)	(495)	—	(666)	(2,904)

Other permanent differences	24	115	(249)	(407)	1,425	908

Income tax benefit (provision)	5,940	5,349	(1,324)	(2,630)	(3,557)	3,778

(a)
The statutory tax rate for the "other" category represents a weighted average of various local statutory tax rates including certain revenue taxes.

11.    Pension commitments

      The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for the years ended November 30, 2002, 2001 and 2000 was $4.5 million, $1.6 million and $1.1 million, respectively.

        The Company operates both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

        The following tables provide a reconciliation of benefit obligation and plan assets for funded plans:

As of November 30 (in thousands)	2002 $	2001 $

Change in benefit obligation

Benefit obligation at beginning of year	20,900	18,558

Service cost	2,107	1,735

Interest cost	1,392	1,165

Actuarial gains	(635)	(266)

Foreign currency exchange rate changes	3,911	131

Benefits paid from plan assets	(398)	(423)

Benefit obligation at end of year	27,277	20,900

Change in plan assets

Fair value of plan assets at beginning of year	18,474	19,155

Actual return on plan assets	(1,511)	(2,198)

Foreign currency exchange rate changes	3,473	192

Company contributions	2,692	1,508

Benefits paid from plan assets	(398)	(423)

Plan amendments	52	240

Fair value of plan assets at end of year	22,782	18,474

        The following table sets forth the funded status of the funded defined benefit pension plans and a reconciliation to prepaid benefit cost:

	Pension benefits

For the year ended November 30 (in thousands)	2002 $	2001 $

Funded status of the plans	(4,495)	(2,426)

Unrecognized net gain	8,773	5,936

Unrecognized prior service benefit	273	259

Unrecognized net transition obligation	(304)	(287)

Prepaid benefit cost	4,247	3,482

        The weighted average assumptions used are as follows:

For the year ended November 30	2002%	2001%	2000%

Discount rate	6.2	6.2	6.1

Expected return on plan assets	7.0	7.0	7.0

Rate of compensation increase	3.2	3.2	3.3

        Net periodic pension benefit costs for funded defined benefit schemes include the following components:

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $

Service cost	2,107	1,735	1,394

Interest cost	1,392	1,165	1,010

Expected return on plan assets	(1,394)	(1,308)	(1,287)

Amortization of transition obligation	557	(41)	92

Recognized net actuarial losses	42	38	38

Amortization of prior service benefit	(303)	86	(41)

Benefit cost	2,401	1,675	1,206

        As at November 30, 2002, the Company had funded pension plans which had accumulated benefit obligations in excess of plan assets. The projected benefit obligations of these plans were $13.4 million at November 30, 2002 and the fair value of assets under these plans were $8.6 million. The accumulated benefit obligations under the plans were $10.6 million at November 30, 2002.

        For the year ended November 30, 2002, the Company has recorded an adjustment for minimum liability of $2.9 million, which is included in the accrued pension liability balance, for one of its plans. This is prescribed by SFAS No.87, "Employers' Accounting for Pensions", when the accumulated benefit obligation in the plan exceeds the fair value of the underlying plan assets. The corresponding entry of $2.0 million (net of deferred tax of $0.9 million) was recorded as a component of accumulated other comprehensive income.

        As at November 30, 2001, all of the Company's funded pension plans had plan assets in excess of accumulated benefit obligations.

        The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded plans. As the plans are unfunded, the benefit obligation is equal to the unfunded status of the plans and the accrued pension liabilities.

For the year ended November 30 (in thousands)	2002 $	2001 $

Benefit obligation at beginning of year	4,992	3,797

Acquisitions	—	612

Service cost	489	301

Interest cost	302	223

Benefits paid from plan assets	(119)	—

Foreign currency exchange rate changes	712	59

Benefit obligation at end of year	6,376	4,992

        The weighted average assumptions used are as follows:

For the year ended November 30	2002%	2001%	2000%

Discount rate	5.0	6.2	5.5

Expected return on plan assets	N/A	N/A	N/A

Rate of compensation increase	3.8	3.0	3.5

        Net periodic pension benefit costs include the following components:

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $

Service cost	489	301	277

Interest cost	302	223	213

Benefit cost	791	524	490

        In Asia Pacific, retirement indemnities, for which the Company has accrued $0.4 million at November 30, 2002 (2001: $0.3 million), are paid as a lump sum upon retirement. They are primarily based upon the employees' years of service and salary levels. Accrued retirement indemnities are classified in other long-term liabilities.

12.    Bank overdraft and lines of short-term credit

        As of November 30, 2002, the Company has external, uncommitted, third-party bank overdrafts and lines of credit and short-term loan notes totaling $57.3 million (2001: $45.9 million). Amounts borrowed pursuant to these facilities bear interest at rates ranging from 1.4% to 12.0% at November 30, 2002. The weighted average interest rate was 3.5% and 5.6% at November 30, 2002 and

2001 respectively. As of November 30, 2002 short-term borrowings under these facilities totaled $16.0 million (2001: $5.2 million).

13.    Long-term debt and capital lease obligations

        The Company's principal credit facility is a $385.0 million secured multi-currency five-year revolving facility. The facility was entered into on September 22, 2000 with a syndicate of banks, the lead banks being Den norske Bank ASA, Banc of America Securities LLC, Salomon Brothers International Limited, HSBC Bank plc and ING Barings LLC. The facility reduces to $330.0 million on August 31, 2003.

        On July 9, 2002, the Company entered into another secured multi-currency four-year revolving credit facility (together with the $385.0 million facility, the "Secured Credit Facilities") with a principal amount of $100.0 million. The facility amount reduces by $10.0 million commencing on January 9, 2004 and thereafter by $10.0 million at six-monthly intervals until the termination date when the facility reduces to zero.

        The total amounts which can be drawn under the Secured Credit Facilities and the interest charge on outstanding debt is based on the ratio of the Company's debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The interest charge will range from 0.75% to 3.00% over the London InterBank Offered Rate ("LIBOR"). Debt under the Secured Credit Facilities is secured by a first priority mortgage on certain of the Company's ships.

        Under the Secured Credit Facilities agreements, the Company is permitted to borrow up to $100.0 million from SNSA provided that this debt is subordinate and junior to all indebtedness due under the agreement.

        As of November 30, 2002, the Company had available bank facilities, including overdrafts and short-term lines of credit, of $542.3 million of which $351.0 million were utilized. Of the bank facilities utilized, $335.0 million was classified as long-term debt.

        Commitment fees for any unused lines of credit expensed in the year ended November 30, 2002 totaled $0.4 million (2001: $0.9 million, 2000: $ 1.7 million).

        Long-term debt, excluding borrowings from SNSA, comprises the following:

For the year ended November 30 (in thousands)	2002 $	2001 $

Revolving credit agreements with a weighted average interest rate of 2.97% (2001: 3.82%)	335,000	335,000

Other bank borrowings	—	17

	335,000	335,017

Less: current portion	—	(17)

Long-term bank debt	335,000	335,000

        The net book value of assets collateralizing this debt was $500.9 million as of November 30, 2002.

        Total long-term debt outstanding at November 30, 2002 is repayable as $335.0 million in U.S. Dollars.

        Minimum annual principal repayments of debt for the fiscal years subsequent to November 30, 2002 are as follows:

For the year ending November 30 (in thousands)	$

2005	325,000

2006	10,000

335,000

        The Secured Credit Facilities contain various financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and maximum consolidated debt to EBITDA.

        The covenants were renegotiated with the banks in January 2003 in order to permit higher multiples of EBITDA to be used in 2003. The Company's most recent covenant calculations and projections, which include a number of less significant, non-strategic investments for disposal, indicate that there is a narrow margin of compliance with the Debt to EBITDA ratio covenant at the first and second quarters of 2003, and with the tangible net worth covenant throughout 2003. Non-compliance would lead to the facilities potentially being repayable on demand. These covenant projections are subject to the risk factors inherent in forecasting income and cash flows in the offshore contracting industry. Examples of these uncertainties include, but are not limited to, the timing and quantum of agreement of variation orders and claims with customers; changes in estimates of costs to complete projects; the timing of receipt of trade receivables; recoverability issues on outstanding invoices; changes in estimates of the probable outcome of legal disputes and tax matters; fixed asset impairments; and results from joint ventures. Further risk factors are discussed in the section "Forward-looking statements" in the Management's discussion and analysis. The Company takes the view that, despite these uncertainties, it has the possibility to take timely corrective action to prevent breach of its covenants, and on that basis it has obtained a commitment from SNSA to provide a subordinated credit line of $50 million, which is currently available until November 28, 2003 and which is excluded in the calculation of covenants. In addition, SNSA has agreed to provide support for bonding lines and performance guarantees to enable tendering to continue.

        Furthermore, the Company has made contingency plans in the event that the operational results for the year fall below the latest updated estimates. Management is continuously investigating ways to strengthen the capitalization of the Company.

        At November 30, 2002, property under capital leases, comprising operating and other equipment, amounts to $0.1 million at cost. Accumulated amortization of these leases is $0.1 million.

        Minimum payments under capital leases at November 30, 2002, which are due primarily in U.S. Dollars, are as follows:

(in thousands)	$

2003	17

2004 to 2005	7

Total minimum lease payments	24

Less: Amount representing interest and executory costs	—

Present value of net minimum lease payments	24

14.    Accounts payable and accrued liabilities

        Accounts payable and accrued liabilities comprise the following:

As of November 30 (in thousands)	2002 $	2001 $

Invoice accruals	212,982	230,243

Trade payables	168,776	108,750

Trade notes payable	517	151

Other	5,359	10,296

	387,634	349,440

15.    Related party transactions

        Related party transactions included the following charges paid to/received from SNSA:

For the year ended November 30 (in thousands)	2002 $	2001 $	2000 $

Management services	3,243	3,676	3,290

Interest charges	605	394	3,561

Insurance premia	2,824	—	—

Receipts under insurance policy	(2,800)	—	—

Guarantee fees	—	—	282

        Management services comprise charges for legal, administrative, treasury, taxation, insurance and information technology services performed by SNSA for the Company.

        Short-term payables due to SNSA of $0.6 million as of November 30, 2002 (2001: $9.5 million) relate primarily to outstanding insurance premia and management service charges.

        In May 2002, SNSA advanced $64.0 million to the Company in order to assist the Company to repurchase the 6,142,857 Common Shares previously issued to Vinci and to settle the ETPM share price guarantee. Further details are provided in Note 3. As described in Note 19, the Company subsequently issued these and other shares to SNSA during 2002. The proceeds from the issue of the shares were used to partially repay the advance due to SNSA.

        During 2002 the Company made a payment of $50,000 for marketing services to a company in which a non-executive director has an interest (2001: $50,000).

16.    Restructuring and reorganization program

        In 2000, in relation to the integration of ETPM, the Company recorded restructuring charges of $3.3 million. Additionally, the Company capitalized costs of $1.0 million, net of tax, as an adjustment to the purchase price of ETPM.

        The costs are summarized in the table below.

For the year ended November 30, 2000 (in thousands)	Expensed (non-recurring items) $	Capitalized $	Total $

Redundancy costs	2,610	—	2,610

Lease costs, net of tax of $0.4 million	—	961	961

Integration costs	684	—	684

Total	3,294	961	4,255

        The reorganization program removed duplicate capacity in the U.K. and SEAME regions. The Company recorded redundancy costs of $0.9 million to close the former ETPM sites in the U.K. and transfer all administrative and operational functions to the Company's office in Aberdeen, Scotland and $1.7 million to close its office in Marseille, France and transfer all operational and administrative functions for the SEAME region to Paris, France. The costs associated with leasing and maintaining the U.K. premises while vacant and, subsequently terminating the leases, amounted to $1.0 million. The lease costs were capitalized as an adjustment to the purchase price of ETPM. Additionally, integration costs of $0.7 million were incurred to introduce common information and reporting systems and to standardize processes. All redundancy, integration and lease costs have been fully paid, and there is no outstanding provision for such costs at November 30, 2002.

17.    Operating leases

        Total operating lease commitments as of November 30, 2002 amount to $129.5 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships account for $56.5 million of the total commitments. The remaining obligations relate to office facilities and equipment.

        Total minimum annual lease commitments are payable as follows:

(in thousands)	$

2003	33,291

2004	23,209

2005	23,272

2006	20,988

2007	15,768

Thereafter	12,999

129,527

(in thousands)	$

Norwegian Kroner	64,539

Euros	40,639

U.S. Dollars	17,093

British Pounds	6,942

Singapore Dollars	252

Australian Dollars	33

Indonesian Rupiah	29

129,527

        Total operating lease rentals charged as an expense for the year ended November 30, 2002 were $34.0 million (2001: $21.4 million and 2000: $23.2 million).

        Future minimum lease payments have not been reduced by future minimum sublease rentals of $5.3 million under operating leases.

18.    Segment and related information

        The Company has reportable segments based on the geographic distribution of where work is carried out.

        The following table defines the Company's reportable segments:

Segments and activities

Asia Pacific Region Includes all activities east of the Indian sub-continent including Australasia

North America Region Includes all activities in Canada, the U.S. and Central America

Norway Region Includes all activities in Scandinavia and the Baltic states

SEAME Region Includes all activities in Southern Europe and Africa, India and the Middle East

South America Region Includes all activities in South America and the islands of the southern Atlantic Ocean

U.K. Region Includes all activities in the U.K., Ireland, Germany, Belgium, the Netherlands and the northern Atlantic Ocean

Corporate Includes all activities which cannot be allocated to one particular region. These include:
  •
  Paragon Engineering Services, Inc. and Paragon Litwin S.A., which both provide engineering services for the offshore oil and gas industry.

  •
  NKT Flexibles I/S, a joint venture that manufactures flexible pipeline and risers.

  •
  Seaway Heavy Lifting Limited ("SHL"), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc.

  •
  Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors.

  •
  Also included in Corporate are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and management and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

        Summarized financial information concerning each of the Company's reportable segments is provided in the following tables:

For the year ended November 30, 2002 (in thousands)	Asia Pacific $	North America $	Norway $	SEAME $	South America $	U.K. $	Corporate $	Total $

Net operating revenue—external	25,677	190,460	105,830	702,764	52,012	229,795	130,950	1,437,488

Net operating revenue—internal(a)	1,385	52,119	26,194	118,672	13,458	65,065	4,590	—

Equity in net income of non-consolidated joint ventures	—	—	10,708	5,905	—	—	(11,326)	5,287

Depreciation and amortization	(3,645)	(17,747)	(2,296)	(21,981)	(5,711)	(805)	(43,908)	(96,093)

Impairment of goodwill	(1,626)	(102,987)	—	—	—	—	(1,822)	(106,435)

Research and development expense	—	—	—	—	—	—	(770)	(770)

Interest expense	(418)	(2,613)	(655)	(10,803)	(1,859)	(591)	(1,934)	(18,873)

Interest income	—	—	—	—	—	—	633	633

Net income (loss) before tax after minority interest	(3,360)	(116,046)	15,947	(36,638)	5,470	(5,083)	(3,987)	(143,697)

Income tax (expense) benefit	(343)	(12,122)	376	(6,552)	(581)	15,685	(4,621)	(8,158)

Net income (loss)	(3,703)	(128,168)	16,323	(43,190)	4,889	10,602	(8,608)	(151,855)

Segment assets	29,266	127,324	34,510	408,020	88,806	107,914	662,764	1,458,604

Long-lived assets(b)	11,403	53,224	11,646	88,028	69,547	16,274	600,043	850,165

Investments in and advances to non-consolidated joint ventures	—	—	5,897	14,451	—	—	8,426	28,774

Capital expenditures	690	350	1,413	2,331	1,600	1,664	46,586	54,634

For the year ended November 30, 2001 (in thousands)

Net operating revenue—external	39,437	276,681	110,631	520,207	50,472	214,721	43,789	1,255,938

Net operating revenue—internal(a)	4,255	78,970	36,768	78,311	12,674	53,080	4,567	—

Equity in net income of non-consolidated joint ventures	—	—	5,798	10,902	—	—	(5,045)	11,655

Depreciation and amortization	(2,015)	(21,546)	(1,074)	(5,984)	(6,003)	(1,480)	(53,648)	(91,750)

Impairment of Comex trade name	—	—	—	—	—	—	(7,932)	(7,932)

Research and development expense	—	—	—	—	—	—	(393)	(393)

Interest expense	(421)	(2,942)	(118)	(2,891)	(2,285)	(458)	(20,156)	(29,271)

Interest income	—	—	—	—	—	—	2,451	2,451

Net income (loss) before tax after minority interest	4	(36,191)	11,721	24,529	5,494	1,285	(426)	6,416

Income tax (expense) benefit	(3,242)	—	1,025	(19,672)	—	4,269	(2,999)	(20,619)

Net (loss) income	(3,238)	(36,191)	12,746	4,857	5,494	5,554	(3,425)	(14,203)

Segment assets	37,449	325,613	55,475	294,267	87,517	81,050	678,892	1,560,263

Long-lived assets(b)	14,328	70,244	12,839	64,875	62,092	13,073	613,741	851,192

Investments in and advances to non-consolidated joint ventures	—	—	5,684	7,865	—	—	21,980	35,529

Capital expenditures	270	1,789	430	4,060	18,824	—	37,495	62,868

(a)
Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total.

(b)
Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

For the year ended November 30, 2000 (in thousands)

Net operating revenue—external	40,507	122,314	198,779	444,877	52,836	123,607	500	983,420

Net operating revenue—internal(a)	1,738	15,913	18,273	70,597	22,324	18,767	5,036	—

Equity in net income of non-consolidated joint ventures	—	—	1,019	9,427	—	—	(4,653)	5,793

Depreciation and amortization	(2,591)	(21,717)	(1,102)	(4,770)	(5,972)	(3,620)	(42,345)	(82,117)

Research and development expense	—	—	—	—	—	—	(950)	(950)

Restructuring charges	—	—	—	(1,793)	—	(1,501)	—	(3,294)

Interest expense	(642)	(5,225)	(626)	(1,503)	(2,206)	(1,199)	(20,756)	(32,157)

Interest income	—	—	—	—	—	—	2,165	2,165

Net income (loss) before tax after minority interest	(14,916)	(21,225)	3,057	20,109	8,421	(9,207)	(24,460)	(38,221)

Income tax (expense) benefit	(104)	5,940	3,662	(10,867)	(340)	3,483	2,004	3,778

Net (loss) income	(15,020)	(15,285)	6,719	9,242	8,081	(5,724)	(22,456)	(34,443)

Segment assets	32,974	268,663	62,301	253,625	77,559	97,316	610,334	1,402,772

Long-lived assets(b)	16,450	88,924	6,527	73,127	66,207	26,786	586,554	864,575

Investments in and advances to non-consolidated joint ventures	—	—	2,470	8,488	—	—	26,046	37,004

Capital expenditures	438	3,107	337	3,769	20,307	9	33,757	61,724

(a)
Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero in total.

(b)
Long-lived assets include net fixed assets, investments in and advances to non-consolidated joint ventures and deposits and non-current receivables.

        Revenue Analysis by Product Line:

For the year ended November 30, (in thousands)	2002	2001	2000

Regional Business	271,371	314,190	285,152

Subsea Construction	256,400	279,482	267,071

Pipelay & EPIC	554,251	337,765	213,744

Deepwater Development	224,516	280,712	199,958

Stand-alone Business(a)	130,950	43,789	17,495

Total Net Operating Revenue	1,437,488	1,255,938	983,420

(a)
This relates to Serimer DASA, Paragon Engineering Services and Paragon Litwin S.A.

        During the year ended November 30, 2002, two customers of the Company each individually accounted for more than 10% of the Company's revenue. The revenue from the largest customer was $285.8 million and was attributable to the Norway, SEAME, U.K. and North America reporting segments (2001: $269.2 million attributable to the SEAME reporting segment). The revenue from the second largest customer was $146.9 million and was attributable to the Asia Pacific, Norway, SEAME and U.K. reporting segments.

        During the year ended November 30, 2001, in addition to the largest customer described in the comparative information above, another customer accounted for more than 10% of the Company's revenue. The revenue from this customer was $131.5 million and was attributable to the North America reporting segment.

        During the year ended November 30, 2000, two customers accounted for more than 10% of the Company's revenue. Revenue from the largest customer was $198.2 million and was attributable to the

Norway, SEAME, U.K. and North America reporting segments. The revenue from the second customer was $99.3 million and was attributable to Asia Pacific, Norway, SEAME, U.K. and North America reporting segments.

19.    Common Shares, Class A Shares and Class B Shares

        The Company has authorized share capital of 140,000,000 Common Shares, par value $2.00 per share, and 34,000,000 Class B Shares, par value $2.00 per share. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholder.

        As of November 30, 2002, 76,262,215 Common Shares and 34,000,000 Class B Shares were outstanding. SNSA holds 55% of the Common Shares and 100% of the Class B Shares which represents an economic interest of 63% of the Company and 69% of the voting rights.

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

        As described in Note 3, the Company repurchased 6,142,857 Common Shares from Vinci and 249,621 Common Shares from NKT Holdings A/S during 2002 as part of the transaction to settle the share price guarantees in respect of the acquisitions of ETPM and NKT respectively. These shares, through a series of transactions, were subsequently issued to SNSA for proceeds of $38.4 million to repay a loan of $64.0 million provided by SNSA to assist in funding the settlement of the guarantees. These transactions were as follows: on June 24, 2002 the Company issued 3,000,000 Common Shares to SNSA for proceeds of $24.0 million; on November 14, 2002 the Company issued 3,142,857 Common Shares to SNSA for proceeds of $13.4 million; and on November 19, 2002 the Company issued 249,621 Common Shares to SNSA for proceeds of $1.0 million. The difference between the market price at which these shares were repurchased from Vinci and NKT and the amount of the proceeds from SNSA was $18.1 million. This has been deducted from retained earnings.

        On November 26, 2002, the Company issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million to repay the remaining outstanding portion of the $64.0 million loan provided by SNSA to assist in funding the settlement of these guarantees.

        On March 7, 2001, the Company reorganized the share structure of the Company by increasing the authorized share capital of the Company from 102,000,000 to 140,000,000 Common Shares and reclassifying all outstanding Class A Shares to Common Shares on a one-for-one basis. On February 4, 2000, the Company issued 6,142,857 Class A Shares, which have subsequently been reclassified to Common Shares on a one-for-one basis, as partial consideration for its acquisition of ETPM as described in Note 3.

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

        As of November 30, 2002, $5.7 million of the consolidated deficit represented undistributed earnings of non-consolidated joint ventures (2001: $5.4 million of consolidated retained earnings).

20.    Share option plan

        On April 28, 1993 the Company adopted a share option plan ("the Plan") covering 7.7 million shares represented by Common Shares, Class A Shares or any combination thereof not exceeding 7.7 million. Since March 7, 2001, all Class A Share options, when exercised, are automatically converted into Common Shares.

        The Company accounts for awards granted to Directors and key employees under APB Opinion No.25; no compensation cost has been recognized because options are granted at the market price at the date of grant. Had compensation cost for all share option grants in fiscal years 2002, 2001 and 2000 been determined consistent with SFAS No.123, the Company's net loss and net loss per share would be changed to the following pro forma amounts:

For the year ended November 30 (in thousands, except per share data)	2002 $	2001 $	2000 $

Net loss	(151,855)	(14,203)	(34,443)

Net loss pro forma	(155,094)	(17,737)	(37,537)

Loss per share, as reported

Basic	(1.79)	(0.16)	(0.44)

Diluted	(1.79)	(0.16)	(0.44)

Loss per share pro forma

Basic	(1.82)	(0.20)	(0.48)

Diluted	(1.82)	(0.20)	(0.48)

        Options may be granted under the Plan which are exercisable during periods of up to 10 years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. A Compensation Committee appointed by the Company's Board of Directors administers the Plan. Options are awarded at the discretion of the Company to Directors and key employees.

        The following tables reflect activity under the Plan for the three-year period ended November 30, 2002:

For the year ended November 30		2002		2001		2000

	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $

Outstanding at beginning of year	3,024,410	10.77	2,533,249	10.00	2,088,736	9.44

Granted	797,750	6.35	640,300	13.43	880,949	10.34

Exercised	(14,392)	7.38	(75,612)	6.98	(309,237)	6.14

Forfeited	(124,476)	9.97	(73,527)	11.15	(127,199)	11.63

Outstanding at end of year	3,683,292	9.85	3,024,410	10.77	2,533,249	10.00

Exercisable at end of year	2,001,049	10.28	1,477,306	9.65	1,037,466	8.99

Weighted average fair value of options granted		4.49		9.10		7.08

        All share data and per share data has been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

        The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2002	2001	2000

Risk-free interest rates	5.39%	5.62%	6.55%

Expected lives of options	7 years	7 years	7 years

Expected volatility	69.1%	63.7%	64.1%

Expected dividend yields	—	—	—

        The following tables summarize information about share options outstanding as of November 30, 2002:

As of November 30, 2002	Options outstanding			Options exercisable

Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $

Common Shares
$12.13 - 16.58	767,800	7.77	14.27	328,075	15.23

$7.82 - 11.20	26,000	9.08	9.19	3,250	9.81

$4.38 - 7.38	874,180	8.33	6.25	121,830	5.74

$2.71 - 3.00	110,000	2.78	2.77	110,000	2.77

	1,777,980	7.76	9.54	563,155	10.71

Class A Shares

$12.13 - 16.58	105,250	5.73	16.18	99,250	16.42

$7.82 - 11.20	1,065,712	7.16	10.21	604,294	10.19

$4.38 - 7.38	61,290	3.97	5.74	61,290	5.74

$2.71 - 3.00	51,250	2.81	2.77	51,250	2.77

	1,283,502	6.71	10.19	816,084	10.15

        As part of the acquisition of the former Ceanic Corporation in 1998, holders of Ceanic share options were entitled to exercise all vested and one-third of the unvested options, or to convert any portion thereof to vested Stolt Offshore S.A. Common Share options. Their remaining two-thirds of the unvested Ceanic share options were automatically converted to unvested Stolt Offshore S.A. Common Share options at the date of acquisition. The following table summarizes information about these options which are outstanding as at November 30, 2002:

As of November 30, 2002	Options outstanding			Options exercisable

Range of exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $

Common Shares

$7.82 - 11.20	523,674	4.93	10.75	523,674	10.75

$4.38 - 7.38	98,136	4.39	6.28	98,136	6.28

	621,810	4.85	10.05	621,810	10.05

21.    Compensation and reward

        During 2002, the Company introduced a new incentive compensation plan, which provides for annual cash awards to officers, Directors and employees.

Performance bonus

        The performance bonus provides for annual cash rewards to employees. The determination of an employee's individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by the Company's Board of Directors administers the policy. A charge of $2.8 million has been recorded in respect of 2002.

Net profit sharing

        During 1993 the Company adopted a profit sharing plan which distributes 10% of the Company's net income after specific adjustments, to certain of its employees worldwide. The determination of an employee's individual award will be based on salary and overall contribution to the Company. The Compensation Committee appointed by the Company's Board of Directors administers this plan. No charge in respect of profit sharing has been included in the statement of operations for each of the years ended November 30, 2002, 2001 and 2000.

22.    Commitments and contingencies

        The Company has issued performance bonds amounting to $349.5 million at November 30, 2002. In the normal course of business, the Company provides project guarantees to guarantee the project performance of subsidiaries and joint ventures to third parties.

        At November 30, 2002, the Company has committed to purchase fixed assets of $10.2 million from external suppliers.

        Coflexip S.A. ("CSO") commenced legal proceedings through the U.K. High Court against three subsidiaries of Stolt Offshore S.A. claiming infringement of a certain patent held by CSO relating to flexible flowline laying technology in the U.K. Judgement was given on January 22, 1999 and January 29, 1999. The disputed patent was held valid. The Company appealed and the Appeal Court maintained in July 2000 the validity of the patent and potentially broadened its application compared to the High Court decision. The Company applied for leave to appeal the Appeal Court decision to the House of Lords, which was denied.

        During 2001 after the Appeal Court decision became final, CSO submitted an amended claim to damages claiming lost profit on a total of 15 projects. In addition, there is a claim for alleged price depreciation on certain other projects. The total claim for lost profits was for approximately $89.0 million, up from approximately $14.0 million claimed after the High Court decision confirming the patent's validity, plus interest, legal costs and a royalty for each time that the flexible lay system tower on the Seaway Falcon was brought into U.K. waters. The increase came because several more projects potentially became relevant. The amount of the claim has not yet been considered by the Court and has thus so far not been upheld. The Company estimates that the total claim as submitted is in the order of $130.0 million at November 30, 2002, increasing at 8% simple interest per annum.

        In the alternative, CSO claims a reasonable royalty for each act of infringement, interest and legal costs. CSO has not quantified this claim, but it will be considerably less than the claim to lost profits.

        In July and October 2002 the High Court has held that CSO's case for lost profit has to be repleaded. CSO appealed this decision. On March 13, 2003, the Court of Appeal held that CSO's case for lost profit has to be repleaded. The repleading is being considered by the Company and will require to be considered by the Court before it is accepted.

        The Company, in consultation with its advisers, has assessed that the range of possible outcomes for the resolution of damages is $1.5 million to $130.0 million and has determined that there is no amount within the range that is a better estimate than any other amount. Consequently, in accordance with SFAS No.5, "Accounting for Contingencies", as interpreted by FASB Interpretation No.14, "Reasonable Estimation of the Amount of a Loss", the Company has provided $1.5 million in the financial statements, being the lower amount of the range. The Company's provision of $1.5 million is based on a royalty calculation. The amount of damages is nevertheless uncertain and no assurance can be given that the provided amount is sufficient.

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

        In the ordinary course of business, the Company enters into contracts, which include liquidated damages provisions which the customer may invoke in the event of non-timely completion by the Company. In the opinion of the Company, where contractual completion dates have not been achieved, this is due to customer induced changes in work scope or other factors envisaged in the contract, such that no provision is required.

        In connection with a major West African contract, the Company received a letter dated December 13, 2002 from the customer notifying the consortium of which the Company is a member, of a potential claim for liquidated damages, of which the Company's share would be $14.5 million. The claim relates to delays in completion of certain milestones. The Company believes that the customer does not have a valid case for liquidated damages, and on that basis has not recorded a provision.

23.    Financial instruments

        The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company's major foreign currency exposures are to the Euro, British Pound and Norwegian Krone. These exposures are managed by the Company by entering into derivative instruments pursuant to the Company's policies in areas such as counterparty exposure and hedging practices. Designation is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

        All of the Company's derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge the Company's committed exposures. The Company's derivative instruments are primarily standard foreign exchange forward contracts which subject the Company to a minimum level of exposure risk and have maturities of less than 24 months. The

Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

        The following foreign exchange forward contracts, maturing between December 5, 2002 and November 17, 2004 were outstanding as at November 30, 2002:

As at November 30 (in thousands)	Purchase	2002 Sell	Purchase	2001 Sell

Euros	380,962	—	23,396	—

Singapore Dollars	—	—	300	—

Swedish Kroner	4,364	—	—	—

Danish Kroner	18,876	—	—	—

Norwegian Kroner	169,200	—	—	—

British Pounds	6,475	—	—	—

        As at November 30, 2002, the fair value of these derivative instruments recorded in the consolidated balance sheet was $23.4 million in assets and $1.6 million in liabilities. Gains and losses on the effective portions of these derivative instruments have been deferred in Other Comprehensive Loss ("OCI") until the underlying transaction is recognized in the results of operations. A gain of $0.2 million relating to the ineffective portion of these derivative instruments has been recognized in the statement of operations. An additional $3.8 million of gains on derivative instruments that matured during the year has been deferred into OCI, as the underlying transactions to which they relate had not occurred at November 30, 2002.

        The gains and losses deferred in OCI are shown net of deferred taxes of $3.2 million in 2002. These amounts will be reclassified into results of operations as underlying transactions are recognized.

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

As of November 30 (in millions)	Carrying amount $	2002 Fair value $	Carrying amount $	2001 Fair value $

Financial assets

Cash and cash equivalents	11.7	11.7	11.7	11.7

Restricted cash deposits	1.7	1.7	1.3	1.3

Employee loans	2.4	2.4	4.6	4.6

Financial liabilities

Bank overdrafts	16.0	16.0	5.2	5.2

Short-term payables due to SNSA	0.6	0.6	9.5	9.5

Long-term debt	335.0	335.0	335.0	335.0

        The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of the Company's long-term debt is based on interest rates at November 30, 2002 and 2001 using debt instruments of similar risk.

Concentration of credit risk

        Substantially all of the Company's trade accounts receivable are from companies in the oil and gas exploration and production sector. The Company performs ongoing credit evaluations of its customers' financial conditions and limits the amount of credit extended when deemed necessary but generally requires no collateral.

        As at November 30, 2002 accounts receivable include $102.9 million (2001: $61.9 million) in respect of the largest customer and $35.9 million (2001: $39.0 million) in respect of the second largest customer.

24.    Subsequent events

        On December 3, 2002, the Company made a capital contribution of $12.0 million in cash to the NKT Flexibles I/S joint venture, the same date NKT Flexibles I/S repaid an outstanding loan for $12.0 million due to the Company.

        In the first quarter of fiscal year 2003, one of the Company's West African projects has suffered disruption due to a strike at a subcontractor's yard and the hijacking of a chartered survey vessel. The extent to which the impact of these events will be borne by the Company is currently under negotiation with the customer.

        On February 28, 2003, the Company made a drawdown of $48.0 million against the $50.0 million liquidity line provided by SNSA as discussed in Note 13. The $48.0 million drawdown was repaid within seven days.

        On March 10, 2003 the Company made the final payment to NKT Holdings A/S of $13.5 million in respect of the settlement of the outstanding share price guarantee for the remaining 879,121 Common Shares owned by NKT Holdings A/S, which were issued as partial consideration in the acquisition of 49% of the NKT Flexibles I/S joint venture in December 1999. $12.4 million will be deducted from paid in surplus in 2003, representing the value of the share price settlement guarantee.

Events subsequent to the issue of the 2002 Annual Report and Accounts (Unaudited)

Major Project Downgrades and other adverse cost effects

        Subsequent to the distribution of the Company's 2002 Annual Report and Accounts to its shareholders on April 11, 2003, the following events have occurred.

        Following review of information which became available in recent project reporting and a subsequent major project review led by the Company's CEO, the Company has identified substantially poorer than anticipated performance and cost overruns on three major EPIC contracts and several smaller projects. In addition, it is expected that activity levels will be slightly lower than previously anticipated. As a result of these factors, the Company at this time expects to incur a significant loss for the 2003 fiscal year. A substantial portion of this loss will be taken in the second quarter. The specific reasons for the loss include:

  •
  Burullus Scarab Saffron, the first deepwater project of its type offshore Egypt which is now completed, where a further downgrade has been identified to provide for additional ship utilization days, poor performance of nominated sub-contractors and delays in claim resolution.

  •
  OGGS, in the harsh operating environment of Nigeria and now 80% completed, where forecasted costs have increased mainly due to additional ship utilization days and higher than estimated local support costs in West Africa.

  •
  Bonga, also offshore Nigeria, where the project is 50% complete, forecasted costs have increased due to higher project management and engineering, procurement and sub-contractor, and transport and logistics costs.

  •
  On smaller projects, where provisions are likely to be made in respect of risk on collection of receivables, lower activity levels and lower ship utilization.

Revised banking arrangements

        In light of the revised forecast, the Company is working closely with its main banks in seeking to amend its two primary bank Credit facilities to reflect its current financial position, including a waiver of certain financial covenant tests through November 30, 2003. As an interim step, the Company's banks have agreed to a 30-day "standstill" whereby they will take no actions on any potential non-compliance with its financial covenants while internal bank approvals are sought and documentation is finalized. Without a waiver of certain financial covenants, the Company would be out of compliance with its bank credit agreements.

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

Neuilly-sur-Seine,
France,
April 2, 2002

BARBIER FRINAULT & ASSOCIÉS(1)
Member of Andersen Worldwide Organization
Francis Scheidecker

(1)
This report is a copy of the previously issued report by Barbier Frinault & Associes covering the years ended December 31, 2001 and 2000. Barbier Frinault & Associes has not reissued this report.

Balance sheets

December 31, 2002 and 2001

All amounts reported in thousand of Euros

ASSETS	Note	2002 (Unaudited)	2001

Intangible assets, net	I 4	—	—
Tangible assets, net	II 1 - II 2	—	—
Long-term investments, net	II 3	10	11

Total noncurrent assets		10	11

Inventories and work-in-progress

Trade accounts receivables	IV 1	36,278	88,220

Other receivables	IV 1	6,654	37,475

Cash and cash equivalents	III	1,601	17,893

Prepaid expenses	IV 2	0	520

Unrealized exchange losses on working capital accounts		793

Total assets		45,336	144,108

LIABILITIES AND EQUITY	Note

(Loss) Profit for the financial year		(1,870)	17,263

Equity		(1,870)	17,263

Reserves for losses and contingencies	V 1	2,427	3,734

Bank overdrafts		0	16,052
Trade accounts payable	V 2	17,601	58,953
Other payables	V 2	25,080	48,024
Unrealized exchange gains on working capital accounts		2,098	0
Deferred revenue		0	93

Total current liabilities		44,779	123,122

Total liabilities and equity		45,336	144,119

        The accompanying notes are an integral part of these financial statements.

Income statements

For the three financial years ended December 31, 2002

All amounts reported in thousand of Euros

	Note	2002 (Unaudited)	2001	2000

Sales	VI 1	6,463	113,287	243,428
Other income		7,198	657	585

Total operating products		13,661	113,944	244,013

Purchase of raw material, equipment and supplies		3,837	40,140	148,054
Other purchases and external charges		8,914	51,046	64,473
Taxes		729	1,491	391
Allowance for provisions and depreciation		2,427	3,426	1,372
Other expenses		1	126	187

Total operating expenses		15,908	96,229	214,477

Operating (loss) income		(2,247)	17,715	29,536
Financial interests and income		4	84	94
Foreign exchange gains		2,371	119	356
Net gains on sales of short-term investments		86	25	74

Total financial income	VI 3	2,461	228	524

Financial expenses and interests		0	2	5
Foreign exchange losses		2,247	681	2,471

Total financial expenses		2,247	683	2,476

Financial income (expenses), net		214	(455)	(1,952)

Extraordinary income (loss)	VI 4	163	3	(290)

Net (loss) income	VI 5	(1,870)	17,263	27,294

        The accompanying notes are an integral part of these financial statements.

Statement of cash flows

For the three financial years ended December 31, 2002

All amounts reported in thousand of Euros

	2002 (Unaudited)	2001	2000

A—Cash flows from operating activities
Net (Loss) Income	(1,870)	17,263	27,294
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	0	641	1,052
Increase (decrease) of provisions	(1,307)	2,432	(265)
Loss on sale of property, plant and equipment	0	8	290

	(3,177)	20,344	28,371
Changes in assets and liabilities
Decrease (increase) in trade accounts receivable	51,942	27,852	12,541
Decrease (increase) other current assets	30,548	(12,440)	40,320
(Decrease) increase in trade accounts payable	(41,352)	(54,806)	(5,265)
(Decrease increase in other current liabilities	(20,939)	33,815	(17,162)

	20,199	(5,579)	30,434

Net cash provided by operating activities	17,022	14,765	58,805
B—Cash flows from investing activities
Increase of fixed assets
Acquisitions of fixed assets	0	(11)	(12)
Rent deposits	1	222	(126)

	1	211	(138)
Proceeds from sales of assets	0	4	114

Net cash provided by investing activities	1	215	(24)
C—Cash flows from financing activities
Dividends paid	(17,263)	(27,294)	(45,095)
(Decrease) increase in bank overdrafts	(16,292)	14,962	1,087

Net cash used in financing activities	(33,315)	(12,332)	(44,008)

Net (decrease) increase in cash and cash equivalents	(16,292)	2,648	14,773

Cash and cash equivalents at beginning of year	17,893	15,245	472

Cash and cash equivalents at end of year	1,601	17,893	15,245

        The accompanying notes are an integral part of these financial statements.

Notes to the financial statements

All amounts are presented in thousands of Euros unless stated otherwise.

        Mar Profundo Girassol is a "Groupement d'Intérêt Economique" (G.I.E.), which is a French form of joint venture. It was incorporated April, 2 1998 and registered June, 15 1998. The registration has a term of five years until June, 15 2003.

Registration number: Main Office:	RCS Nanterre C 419 223 524 32 avenue Pablo Picasso 92000 Nanterre France.

        Mar Profundo Girassol members are:

Saipem S.A. 3 rue Stephenson 78180 Montigny le Bretonneux RCS: Versailles B 302588462 equity interest: 50%	Stolt Offshore 32 avenue Pablo Picasso 92000 Nanterre France France RCS: Nanterre B 692007495 equity interest: 50%

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

  As of the end of December 2002, the cumulative progress of the works achieved was 99.9%.

NOTE I—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Memorandum of understanding 2:

As of today the final settlement with TFE Angola is still under negotiation on the basis of the proposal made on March 13, 2003. In December 2002 the accounts were closed using the last statements submitted by MPG but not yet formally accepted by TFE Angola.

3.     Foreign Currency transactions

        A substantial portion of Mar Profundo Girassol's revenue is denominated in US Dollars. However, some of Mar Profundo Girassol's costs are denominated in other currencies, particularly in Euros.

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

5.     Contract and revenue recognition

        Contract revenues and related costs are recognized on the percentage of completion method, based on total project costs incurred to date, over the estimated total costs of contract at completion. Claims for extra work or change in scope of work may be included in contract revenues when collection is probable.

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

6.     Cash and cash equivalents

        They consist of cash in hand and in highly liquid investments (marketable securities) with original maturity date of three months or less.

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

9.     Research and development

        Research and development costs are expensed when incurred.

NOTE II—FIXED ASSETS

1.     Change in tangible assets

	Machinery equipment	IT equipment	Other fixed assets	Total

Gross amount as of Dec. 31, 2000	671	1,224	797	2,692
Additions	(0)	11	(0)	11
Disposals	0	(118)	(132)	(250)

Gross amount as of Dec. 31, 2001	671	1,117	665	2,453
Additions*	0	0	0	0
Disposals*	(0)	(82)	(2)	(84)

Gross amount as of Dec. 31, 2002*	671	1,035	663	2,369

*
2002 is unaudited

        Disposals result from the sale of obsolete data processing equipment. Related revenue is reported as extraordinary income in the Income Statement.

2.     Change in accumulated depreciation of fixed assets

	Machinery equipment	IT equipment	Others fixed assets	Total

Amount as of Dec. 31, 2000	551	745	754	2,050
Depreciation	120	483	38	641
Disposal	0	(111)	(127)	(238)

Amount as of Dec. 31, 2001	671	1,117	665	2,453
Depreciation*	0	0	0	0
Disposals *	(0)	(82)	(2)	(84)

Amount as of Dec. 31, 2002*	671	1,035)	663	2,369

*
2002 is unaudited

3.     Other long term investments

        These amounts are made of deposits linked to operating leases.

Notes to the financial statements

All amounts are presented in thousands of Euros unless stated otherwise.

NOTE III—CASH AND CASH EQUIVALENTS

        They consist of cash in hand and in liquid investments (marketable securities) with original maturity date of three months or less.

NOTE IV—PREPAID EXPENSES AND OTHER CURRENT ASSETS

1.     Trade accounts receivable and other receivables

(Amount in K Eur)	Trade accounts receivable	Advance Payments to Suppliers	Current accounts with GIE members	Other	Other receivables	Total

Gross amount as of December 31, 2001	88,220	9,675	22,447	5,353	37,475	125,695

Receivable from related parties included		0	22,447	134	22,581	22,581
Accrued receivables included	48,798				0	48,798
Gross amount as of December 31, 2002*	36,278	1,188	0	5,466	6,654	42,932

Receivable from related parties included*		0	0	137	137	137
Accrued receivables included*	19,539				0	19,539

*
2002 is unaudited

        All amounts are due within one year.

2.     Prepaid expenses

        These amounts represent the work in progress adjustment of major subcontracts.

NOTE V—ACCRUED EXPENSES AND OTHER LIABILITIES

1.     Reserves for losses and contingencies

Reserves for losses and contingencies

Amount as of December 31, 2001	3,734

Foreign Taxes(1)	373
Plant demobilisation(2)	3,361

Amount as of December 31, 2002*	2,427

Foreign Taxes(1)	0
Deductibles for warranty calls(3)	2,427

*
2002 is unaudited

(1)
Income tax due by MPG in foreign countries is evaluated and accrued in proportion to the progress of the project.

(2)
Reserve against claims arising from the subcontracted installation works for the FPSO and Buoy moorings.

(3)
Reserve for insurance deductibles relating to guarantee claims. Since the FPSO provisional acceptance 11 events have occurred which are covered by TFE Angola insurance and/or the company builder's risk coverage. MPG having agreed to bear deductible costs, a provision of 2,427 thousand euros was booked at the end of December 2002.

2.     Trade accounts payable and other payables

(Amount in K Eur)	Trade accounts payable	Down payments	Current accounts with GIE members	Other Payables	Other Payables	Total

Gross amount as of December 31, 2001	58,953	3911	42,174	1,939	48,024	106,977

Payables from related parties included	3,647	0	42,174		42,174	45,821
Accrued expenses included	30,149				0	30,149
Gross amount as of December 31, 2002*	17,601	1,615	19,659	3,806	25,080	42,681

Payables from related parties included*	201	0	19,659		19,659	19,860
Accrued expenses included*	5,931				0	5,931

*
2002 is unaudited

NOTE VI—INCOME AND EXPENSES

1.     Sales

        Recognition of the contract income in proportion to the overall progress of the project.

2.     Related parties transactions

        Mar Profundo Girassol contracts with its members for the purchase of a number of services in the normal course of business. The amounts are:

(Amount in K Eur)	Trade with related parties

2000	7,724
2001	2,993
2002 (unaudited)	2,805

3.     Financial income

        These amounts represent mainly the cost of Mar Profundo Girassol currency hedging adjustments and the unrealized exchange gains.

4.     Extraordinary Income

        These amounts are related to the sale and disposal of obsolete data processing equipment.

5.     Income for the financial year

        Mar Profundo Girassol's results does not include general and administrative costs nor French income tax charges. These costs are accounted for at the G.I.E. member's level. Results are immediately distributed to the G.I.E. members.

NOTE VII—FORWARD CURRENCY CONTRACTS

(Amount in KEur)	Outstanding forward contracts as of dec 31, 2002 Amount in currency	Outstanding forward contracts as of dec 31, 2001 Amount in currency

Forward exchange—Currency sold
USD	6,711,000	43,827,950
Forward exchange—Currency purchased
EURO	6,329,000	39,227,755
NOK	0	00
GBP	0	540,000

All contracts are expected to mature before the end of 2003

NOTE VIII—SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND THE US GAAP

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

1.     Description of the significant differences between accounting principles followed by Mar Profundo Girassol and US GAAP

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

        US GAAP accounting principles related to foreign currency transactions

        For the year 2001

        For US GAAP reconciliation purposes, the Company has adopted as of January 1, 2001, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging

Activities issued by the Financial Accounting Standards Board (FASB) in June 1998. In June 1999, the FASB issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133. In June 2000, the FASB issued Statement 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133. Statement 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

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

        As of December 31, 2001, due to the percentage of completion of the contract with Elf Exploration Angola almost all anticipated inflows and outflows have been invoiced, and/or accrued for in the balance sheet. All amounts recorded in OCI as of January 1, 2001 (MEUR 2,3) have been reclassified in earnings over the period (symmetrically with the hedged cash flows). As of December 31, 2001 all hedging relationships are natural hedges consisting of foreign currency receivables or payables, residual embedded derivative and hedging forward contracts.

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

        For the year 2002 (unaudited)

        As of December 31, 2002 all hedging relationships are natural hedges consisting of foreign currency receivables or payables, residual embedded derivative and hedging forward contracts.

        Under French GAAP, all foreign currency transactions are recorded based on the average hedge rate and the derivative instruments are not recognized. Under US GAAP all revenues and expenses denominated in foreign currencies should be recorded using the exchange rate prevailing at the date of the transaction, except for those from which embedded derivatives were bifurcated which are recorded at the forward exchange rates prevailing as of the dates the contracts were signed. For US GAAP reconciliation purposes, all revenues and expenses were revalued accordingly which resulted in a reclassification of MEUR 0,4 from operating profit to financial profit. In addition, all receivables and payables were re-measured at closing spot rate and all outstanding derivatives (either embedded or freestanding) were recognized in the balance sheet. This adjustment resulted in a MEUR (1,7) net impact in earnings.

2.     Quantification of the difference on 2002, 2001 and 2000 Net Income and Net Equity

        (In millions of Euro)

	2002 (Unaudited)	2001	2000

Net (loss) income, as reported	(1,9)	17,3	27,3

Foreign Currency transactions adjustment	(1,7)	3,3	0,5

Net (loss) income in accordance with US GAAP	(3,6)	20,6	27,8

        The net income of French "G.I.E." is immediately shared proportionately among its partners. Thus, the adjustments cannot be reflected in Net Equity, which only corresponds to the result of the year.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
STOLT OFFSHORE S.A.
LUXEMBOURG

        We have audited the financial statements of Stolt Offshore S.A. (a Luxembourg company) and its subsidiaries ("the Company') as of November 30, 2002, and for the year then ended, and have issued our report thereon dated April 1, 2003 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications); such financial statements and report are included in your 2002 Annual Report to Shareholders and are incorporated herein by reference. Our audit also includes the 2002 financial statement schedules of the Company. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, the 2002 financial statement schedules, when considered in relation to the 2002 basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. The financial statement schedules for the years ended November 30, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed an opinion, in their report dated January 30, 2002, that such 2001 and 2000 financial statement schedules, when considered in relation to the 2001 and 2000 basic financial statements taken as a whole (prior to the disclosures and reclassifications referred to above), presented fairly, in all material respects, the information set forth therein.

/s/ DELOITTE & TOUCHE
Glasgow, United Kingdom
April 1, 2003

S-1

SCHEDULE II

STOLT OFFSHORE S.A. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

(AMOUNTS IN THOUSANDS)

	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs Against the Reserve	Other Add (Deduct)(a)	Balance at End of Period
For the year ended November 30, 2000:
Allowance for doubtful accounts	$6,205	$3,076	$(937)	$(49)	$8,295
Other (b)	$3,517	$10,601	$(5,000)	$19,490 (b)	$28,608
For the year ended November 30, 2001:
Allowance for doubtful accounts	$8,295	$7,241	$(6,364)	$4	$9,176
Other (b)	$28,608	$9,634	$(5,301)	$172	$33,113
For the year ended November 30, 2002:
Allowance for doubtful accounts	$9,176	$422	$(4,055)	$319	$5,862
Other (b)	$33,113	$5,846	$(12,419)	$(49)	$26,491

(a)
Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts (except as otherwise noted).

(b)
The "Other" designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims, tax risks and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the "Other" category have been determined in accordance with the guidance provided by FAS 5.

S-2

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
BASIS OF PRESENTATION
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
PART I
PART II
PART III
SIGNATURES
INDEX TO FINANCIAL STATEMENTS
Independent auditors' report
Independent auditors' report
Consolidated statements of operations
Consolidated balance sheets
Consolidated statement of shareholders' equity
Consolidated statements of cash flows
Notes to the consolidated financial statements
Balance sheets December 31, 2002 and 2001 All amounts reported in thousand of Euros
Income statements For the three financial years ended December 31, 2002 All amounts reported in thousand of Euros
Statement of cash flows For the three financial years ended December 31, 2002 All amounts reported in thousand of Euros
Notes to the financial statements All amounts are presented in thousands of Euros unless stated otherwise.
Notes to the financial statements All amounts are presented in thousands of Euros unless stated otherwise.
INDEPENDENT AUDITORS' REPORT
STOLT OFFSHORE S.A. AND SUBSIDIARIES VALUATION AND QUALIFYING ACCOUNTS (AMOUNTS IN THOUSANDS)