Form 20-F
period 2004-11-30
STOLT OFFSHORE S A
filed 2005-05-31
CIK 898685

As filed with the Securities and Exchange Commission on May 31, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2004

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or Common Stock as of the close of the period covered by the annual report:

Common Shares, $2.00 par value	190,515,100

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

Item 17  ☐    Item 18  ☒

i

ii

INTRODUCTION

Stolt Offshore S.A. is a Luxembourg registered company. In this Report, the terms “we,” “us,” “our” and “Stolt Offshore” refer to Stolt Offshore S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References to Stolt Offshore activities by years refer to fiscal years ended November 30. Our Common Shares are traded on the Nasdaq National Market (“Nasdaq”) in the form of American Depositary Shares (“ADSs”) (each ADS representing one Common Share) under the ticker symbol “SOSA” and are listed on Oslo Børs under the ticker symbol “STO.”

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

On February 13, 2004, we converted all of our outstanding 34,000,000 Class B Shares (the “Share Conversion”), which were held by Stolt-Nielsen Transportation Group (“SNTG”), a Liberian registered company and a wholly owned subsidiary of Stolt-Nielsen S.A. (“SNSA”), into 17,000,000 Common Shares. Each Class B Share represented one-half of the economic interest of one Common Share (with dividend and liquidation rights equivalent to one-half of a Common Share) and was convertible into Common Shares on a two-for-one basis at any time at the option of the holder. Our Articles of Incorporation were amended at our extraordinary general meeting of shareholders held on February 11, 2004 to remove the Class B Shares from our share capital.

As of May 9, 2005, we had outstanding 190,832,076 Common Shares.

BASIS OF PRESENTATION

The consolidated financial statements, including the notes thereto, included in this Report (the “Consolidated Financial Statements”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Our consolidated financial statements are subject to the approval of our shareholders each year at the annual general meeting of shareholders.

Unless otherwise specified or unless the context otherwise requires, references in this Report to “$” are to the U.S. dollar, references to “NOK” are to the Norwegian kroner, references to “GBP” are to the British pound sterling and references to “EUR” are to the Euro, the lawful currency of the participating member states of the European Union.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements made in this Report and some of the documents incorporated by reference in this Report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. In this Report, they include statements contained under Item 3. “Key Information—Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects,” Item 6. “Directors, Senior Management and Employees,” Item 7. “Major Shareholders and Related Party Transactions,” Item 8. “Financial Information,” Item 10. “Additional Information,” Item 11. “Quantitative and Qualitative Disclosures about Market Risk,” and Item 15. “Controls and Procedures.”

The forward-looking statements that we make reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed in this Report under Item 3. “Key Information—Risk Factors,” Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

The following factors, and others which are discussed in our public filings with the U.S. Securities and Exchange Commission (the “SEC”) including this report on Form 20-F, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: (i) our ability to deliver fixed price projects in accordance with customer expectations and the parameters of our bids and avoid cost overruns; (ii) our ability to collect receivables, negotiate variation orders and collect the related revenues; (iii) capital expenditures by oil and gas companies; (iv) oil and gas prices; (v) delays or cancellation of projects included in our backlog; (vi) general economic conditions and competition in the industries and markets in which we operate; (vii) prevailing prices for our products and services; (viii) the loss of, or deterioration of our relationship with, any significant customers; (ix) the outcome of legal proceedings or governmental inquiries; (x) uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations; (xi) liability to third parties for the failure of our joint venture partners to fulfill their obligations; (xii) changes in, or our failure to comply with, applicable laws and regulations; (xiii) cost and availability of raw materials; (xiv) operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by weather, mechanical failures or human error; (xv) the impact of accounting for projects on a “percentage-of-completion” basis, which could reduce or eliminate reported profits; (xvi) adverse weather conditions; (xvii) our ability to keep pace with technological changes; (xviii) the effectiveness of our disclosure controls and procedures and internal controls over financial reporting; and (xix) other factors which are described from time to time in our public filings with the SEC.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither our independent registered public accountants, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2. Offer Statistics and Expected Timetable.

Not applicable.

Item 3. Key Information.

Selected Financial Data

The selected consolidated financial data as of November 30, 2004 and 2003 and for each of the years in the three-year period ended November 30, 2004 set forth below have been derived from our audited Consolidated Financial Statements included in this Report. The selected consolidated financial data as of November 30, 2002, 2001 and 2000 and for each of the years in the two-year period ended November 30, 2001 set forth below have been derived from our audited consolidated financial statements for the respective periods, which are not included herein. Our consolidated financial statements for fiscal years 2004, 2003 and 2002 were audited by Deloitte & Touche LLP, Glasgow, United Kingdom and our consolidated financial statements for fiscal years 2001 and 2000 were audited by Arthur Andersen.

The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements included elsewhere in this Report.

	For the year ended November 30,
	2004	2003	2002	2001	2000
	($ in millions, except for per share data)(a)
Consolidated Statement of Operations
Net operating revenue	1,241.9	1,482.3	1,437.5	1,255.9	983.4
Operating expenses(b)	(1,129.0)	(1,566.5)	(1,374.4)	(1,144.3)	(930.0)
Gross profit (loss)	112.9	(84.2)	63.1	111.6	53.4
Equity in net income of non-consolidated joint ventures	15.0	0.4	5.3	11.7	5.8
Selling, general and administrative expenses(b)	(118.4)	(102.5)	(89.7)	(81.3)	(60.9)
Impairment of tangible fixed assets(c)	(9.4)	(176.6)	(4.0)	—	—
Impairment of goodwill(d)	—	—	(106.4)	—	—
Impairment of intangible assets(d)	—	—	—	(7.9)	—
Restructuring charges(e)	(2.7)	(16.2)	—	—	(3.3)
Gain (loss) on sale of fixed assets(f)	29.9	(0.3)	8.0	1.2	0.6
Other operating income (loss), net	1.4	(1.1)	0.1	1.1	(0.4)
Net operating income (loss)	28.7	(380.5)	(123.6)	36.4	(4.9)
Interest expense	(19.9)	(27.9)	(18.9)	(29.3)	(32.2)
Interest income	4.0	3.1	0.7	2.4	2.2
Foreign currency exchange gains (losses), net	6.2	(8.9)	0.2	(0.3)	(0.8)
Income tax (provision) benefit	(9.2)	0.6	(8.2)	(20.6)	3.8
Minority interests	(4.7)	(4.5)	(2.1)	(2.8)	(2.5)
Net profit (loss)	5.1	(418.1)	(151.9)	(14.2)	(34.4)
Earnings per Common Share
Net income (loss) per Common Share and Common Share Equivalent(g)
Basic	0.03	(4.51)	(1.79)	(0.16)	(0.44)
Diluted	0.03	(4.51)	(1.79)	(0.16)	(0.44)
Weighted average number of Common Shares and Common Share Equivalents outstanding
Basic	157.6	92.6	85.0	87.2	78.8
Diluted	159.5	92.6	85.0	87.2	78.8

	For the year ended November 30,
	2004	2003	2002	2001	2000
	($ in millions, except for per share data)(a)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	152.1	(27.5)	84.7	16.7	58.2
Net cash provided by (used in) investing activities	66.8	(12.7)	(76.4)	(83.4)	(160.6)
Net cash (used in) provided by financing activities	(172.5)	109.4	(8.4)	72.5	103.8
Other Financial Data:
Depreciation and amortization	65.6	93.5	92.1	91.8	82.1

	As of November 30,
	2004	2003	2002	2001	2000
	($ in millions, except per share data)(a)
Consolidated Balance Sheet Data
Total current assets	502.8	633.8	590.4	573.0	394.5
Total current liabilities	643.8	793.6	555.8	494.8	381.8
Fixed assets, net	499.8	514.6	782.8	779.5	803.4
Assets held for sale	29.3	106.2	—	—	—
Total assets	1,109.0	1,242.7	1,458.6	1,560.3	1,402.8
Long-term debt and capital lease obligations(h)	69.7	385.0	335.0	358.7	292.5
Capital stock, including paid in surplus	831.1	623.7	637.2	672.1	671.7
Shareholders’ equity	314.6	107.3	517.1	660.0	669.4

(a)	Totals may not add due to rounding.
(b)	The data for selling, general and administrative expenses for fiscal year 2000 have not been restated, as it was not practicable to do so, to reflect the revised basis of presentation adopted by management in fiscal year 2003. The data provided in selling, general and administrative expenses for fiscal year 2000 exclude tendering and product line expenses, which are reflected in operating expenses and still includes health, safety, environmental management and quality assurance expenses. For fiscal year 2000, these expenses are reflected in operating expenses.
(c)	In fiscal year 2004, we recognized aggregate impairment charges of $9.4 million in respect of our tangible fixed assets. These included $1.9 million in respect of the Seaway Explorer and $2.3 million in respect of a number of other assets, including the saturation dive system on the Seaway Condor, the Seaway Legend, the Seaway Kestrel, and the Deep MATIS™ system. We also recognized $5.2 million in respect of a number of assets that are expected to be underutilized in fiscal year 2005. The major items included a remotely operated vehicle (“ROV”) and three trenchers and ploughs. In fiscal year 2003, we recognized aggregate impairment charges of $176.6 million in respect of our tangible fixed assets. These included $42.0 million in respect of ships offered for sale but which did not meet the held for sale criteria (the Seaway Kestrel and the Seaway Explorer), $2.2 million in respect of ships held for sale (the Seaway Invincible, the Seaway Rover, and the Seaway Pioneer), $55.7 million for the LB 200 pipelay barge, $42.7 million for the Radial Friction Welding system, $28.8 million for another ship (the Seaway Defender) and other offshore equipment, and $5.1 million for Lobito Yard assets.
(d)	In fiscal year 2002, impairment charges totaling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Corporation (“Ceanic”). The remainder of the impairment related to the write-off of goodwill arising on the acquisition of Danco A/S (“Danco”), which holds the equity investment in the NKT Flexibles I/S (“NKT Flexibles”) joint venture, and PT Komaritim, our Indonesian subsidiary. In fiscal year 2001, in light of the increased worldwide recognition of the Stolt Offshore name, we determined that the value of our former trade name, Comex, had been impaired and recorded a charge to write down the value of the trade name.
(e)	In fiscal year 2004, restructuring charges of $2.7 million were incurred, although no new initiatives were undertaken. We increased the existing accrual for future rental costs on the office space vacated by Paragon Litwin by $2.7 million. Other revisions to estimates were recorded in respect of higher than anticipated professional fees and lower than expected personnel and redundancy costs. In fiscal year 2003, restructuring charges of $16.2 million were incurred in connection with our plan for financial recovery, of which $13.2 million were personnel and redundancy costs related to severance payments, vacation paid in lieu, and outplacement fees and $2.7 million related to real estate costs including accrued rental of office space vacated by Paragon Litwin and a write off of unamortized leasehold improvement costs.
(f)	In fiscal year 2004, the gain on sale of fixed assets included $26.1 million related to the sale of Serimer DASA S.a.r.l. (“Serimer DASA”) to Serimer Holdings, $2.0 million related to the sale of the ROVs to Oceaneering International Ltd., and a further net gain of $1.8 million related to various smaller assets.

(g)	All share data and per share data have been restated to reflect the reclassification of our Class A Shares as Common Shares on a one-for-one basis on March 7, 2001.
(h)	In fiscal year 2004, this includes $60.0 million drawn under the $350 million revolving credit facility discussed in Item 5. “Operating and Financial Review and Prospects—The $350 Million Credit Facility”, and a $9.7 million loan from Sociedade Nacional de Combustiveis de Angola—Sonangol U.E.E. (“Sonangol”), to Sonamet Industrial S.A.R.L. (“Sonamet”), the joint venture in which we have a 55% interest. In fiscal year 2003, this includes $6.0 million of capital lease obligations.

Dividends

For a discussion of our dividend policy, see Item 8. “Financial Information—Dividend Policy.”

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

A significant proportion of our business is performed on a fixed-price or turnkey basis. In fiscal years 2004, 2003 and 2002, approximately 76%, 87% and 88%, respectively, of our revenue was derived from fixed-price contracts. Long-term fixed-priced contracts, most of which are awarded on a competitive bidding basis, are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. The net effect of significant revisions on major contracts was a net gain of $12.5 million in 2004, a net loss of $216.0 million in fiscal year 2003, and a net loss of $58.8 million in fiscal year 2002. The cost and gross profit realized on such contracts can vary from those expected because of changes beyond our control, including but not limited to:

•	unanticipated technical problems with the equipment we are supplying or developing which may require that we spend our own money to remedy the problem;

•	unanticipated changes in the costs of components, materials or labor;

•	unanticipated difficulties in obtaining required governmental permits or approvals;

•	project modifications and variation orders creating unanticipated costs;

•	delays caused by local weather and soil conditions;

•	suppliers’ or subcontractors’ failure to perform; and

•	logistics costs.

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

A “claim” is an amount in excess of the agreed contract price (or amount not included in the original contract price) that a contractor seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, variation orders in dispute or unapproved as to both scope and price or other causes of unanticipated additional costs while a “variation order” is a written change to the provisions of a project contract, which may be initiated by either us or our customer. Throughout fiscal years 2003 and 2004, we had significant difficulty resolving these claims and variation orders and collecting amounts that we believed were owed to us. By the end of fiscal year 2004 we were able to achieve agreement with customers on most of the disputed items, but if we continue to have difficulty resolving such claims and variation orders for other or future projects, there may be an ongoing material negative impact on our financial condition, cash flows and results of operations.

We have experienced significant losses on several projects in the AFMED region, particularly in West Africa, which may continue to have an impact on our financial condition and results of operations.

Execution of projects in the AFMED region has and may continue to put a strain on our financial condition and results of operations. The AFMED region accounted for approximately 43% of our revenues in fiscal year 2004 and approximately 45% of our revenues in fiscal year 2003. We expect that the AFMED region will continue to comprise a large portion of our future revenues. Therefore, problems in the AFMED region will have a significant negative impact on our financial condition and results of operations. Certain projects within the AFMED region have made losses due to, among other things, costs that exceeded our estimates during the tendering process, project execution problems that have caused cost overruns and requirements that we use local subcontractors who, in some cases, have not performed as we expected.

In fiscal year 2004 the AFMED region was profitable, but in fiscal year 2003, our inability to recover unanticipated costs that were the subject of claims and variation orders with respect to the OGGS, Sanha Bomboco, Bonga and Burullus projects resulted in an adverse impact of $190.3 million on our net loss for the year. The financial impact of these issues contributed to our inability to maintain compliance with the financial covenants of our then existing credit facility agreements throughout fiscal year 2003. If we cannot recover our costs with respect to projects in the AFMED region, we will suffer losses on such projects and these losses will have a significant negative impact on our results of operations and cash flows in the future.

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

Our international operations expose us to political, social and economic instability in the developing countries in which we operate and other risks inherent in international business, any of which could increase our costs, reduce our future growth opportunities and thereby affect our operating results.

Our operations in the AFMED, SAM and AME regions are mainly performed in emerging markets such as Angola, Nigeria, Brazil and Indonesia. In total, these regions accounted for 54%, 50% and 51% of our net operating revenue in fiscal years 2004, 2003 and 2002, respectively. Operations in these emerging markets present risks including:

•	economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

•	political instability, which could discourage investment and complicate our dealings with governments;

•	increased risk of fraud and political corruption if financial controls are not well-established and enforced;

•	boycotts and embargoes that may be imposed by the international community on countries in which we operate;

•	requirements imposed by local governments that we use local suppliers or subcontractors which may not be able to perform as required;

•	labor unrest, particularly in Nigeria and Angola where our large workforces are prone to strike action;

•	disruptions due to civil war, terrorist activities, election outcomes, shortage of commodities, power interruptions or inflation;

•	the imposition of unexpected taxes or other payments on our revenues in these markets; and

•	the introduction of exchange controls and other restrictions by foreign governments.

Unanticipated political events or social disturbances in developing or less developed countries, including labor unrest or terrorist activities, could cause cost overruns on projects for which we are not reimbursed or delays in execution of projects which lead to delayed revenues or potential contractual penalties. For example, even though it is one of the world’s largest oil exporters, Nigeria has had a history of political instability and disorganized society with an internal infrastructure that is neither fully functional nor well maintained and parts of Nigeria regularly experience localized civil unrest and violence. In fiscal year 2003, our OGGS project in Nigeria suffered disruption due to a labor strike at a subcontractor’s yard and the hijacking of a chartered survey ship.

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

Over the past three years, a substantial portion of our revenue has been generated from work performed in the North Sea and North America, accounting for approximately 41%, 39% and 36% of our revenues in fiscal years 2004, 2003 and 2002, respectively. Adverse weather conditions during the winter months in these regions usually result in low levels of activity. Additionally, during certain periods of the year, we may encounter adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We face competition that could have an adverse effect upon our operating results and financial condition.

The offshore oil and gas services business is highly competitive, and offshore contractors compete intensely for available projects. Contracts for our services are generally awarded on a competitive bid basis, and although customers may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of our competitors and potential competitors are larger than we are and have greater financial and other resources than we have, which may make them better able to provide necessary financial support to secure new contracts (including through performance bonds or acceptance of deferred payments), or to withstand fluctuations in asset utilization. This becomes more apparent in times of financial difficulty such as those that we experienced in recent periods. This intense competition could result in pricing pressures, lower sales and reduced margins which would have an adverse effect upon our operating results and financial condition.

We depend on certain significant customers and long-term contracts and the loss of one or more significant customers or the failure to replace or enter into new long-term contracts could adversely affect our operating results.

In fiscal year 2004, Shell Exploration and Production, through various subsidiaries (“Shell”) accounted for approximately 17% of our net operating revenue, with ExxonMobil Corporation (“ExxonMobil”) and Chevron Texaco Corporation (“ChevronTexaco”) accounting for approximately a further 9% and 8%, respectively, of our net operating revenue. In fiscal year 2003, Shell accounted for 23% of our net operating revenue, with Total S.A. (“Total”) and ChevronTexaco accounting for a further 12% and 10%, respectively, of our net operating revenue. During fiscal years 2004 and 2003, our ten largest customers accounted for 68% and 76%, respectively, of our net operating revenue, and over that period six customers, Shell, ChevronTexaco, Total, Statoil ASA (“Statoil”), Petróleo Brasileiro SA (“Petrobras”) and BP p.l.c. (“BP”) consistently numbered among our ten largest customers. Revenues from our largest customers are often related to specific long-term contracts that upon completion may not be replaced by contracts of equivalent size. In fiscal years 2004 and 2003, approximately 76% and 87%, respectively, of our revenue was derived from long-term contracts. Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant customers or a substantial decrease in demand by our significant customers could result in a substantial loss of revenues which could have a material adverse effect on us.

We could be adversely affected if we fail to keep pace with the technological changes, and changes in technology could result in write-downs of assets.

Our customers are seeking to develop oil and gas fields in increasingly deeper waters. To meet our customers’ needs, we must continuously develop new, and update existing, technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can often render existing technologies obsolete, requiring substantial new capital expenditures and/or write-downs of assets. Our failure to anticipate or to respond adequately and timely to changing technology, market demands and/or customer requirements could adversely affect our business and financial results.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

The revenue and costs of operations and financial position of many of our non-U.S. subsidiaries are initially reported in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars (the Group reporting currency) at the applicable exchange rates for inclusion in our consolidated financial statements. For fiscal years 2004 and 2003, approximately 28% and 28%, respectively, of our consolidated net operating revenues were generated in local currencies and translated into U.S. dollars. In fiscal year 2004, approximately 14%, 12%, 1% and 1% of our net operating revenue was generated in British pound sterling, Norwegian kroner, Euro and Brazilian real, respectively. In fiscal year 2003, approximately 17%, 9%, 1% and 1% of our revenue was generated in Norwegian kroner, British pound sterling, Euro and Brazilian real, respectively. The exchange rate between these currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

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

Our operations are subject to all the risks normally associated with offshore development and production and could result in damage to or loss of property, suspension of operations or injury or death to personnel or third parties. Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and such an event may result in our being named a defendant in lawsuits asserting large claims. We insure for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers compensation protection and pollution. All such insurance is carried at levels of coverage and deductibles that we consider financially prudent, although there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

We generally seek to obtain indemnity agreements whenever possible from our customers requiring those customers to hold us harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface. Such contractual indemnification, however, does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, our employees or subcontractors. Additionally, if we suffer a loss for which we are entitled to indemnity, we are dependent on our customer’s ability to satisfy its indemnity obligation. If the customer cannot satisfy its obligation, we could suffer losses.

Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our subsidiaries.

We and our affiliates operate in countries known to experience governmental corruption. While we and our subsidiaries are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable anti-corruption regulations. These actions could result in monetary penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business.

In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that we will not be able to ensure that our internal control policies and procedures will protect us from fraud or other criminal acts committed by our employees. As further discussed in Item 15. “Controls and Procedures,” our audit committee noted a lack of formality in our anti-fraud program, which we are addressing by appointing a new Group Compliance Officer and introducing programs designed to enhance awareness of whistle-blowing procedures, among other things. Because of the inherent limitations in all control systems, there can be no assurance that all instances of fraud will be or have been detected.

We have determined that we do not have effective disclosure controls and procedures.

During the course of the preparation of our consolidated financial statements for fiscal year 2004, our management was made aware of the existence of two material weaknesses and a number of significant deficiencies and other weaknesses with respect to our internal controls over financial reporting. These are discussed in more detail in Item 15. “Controls and Procedures.” As a result, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were not effective as of November 30, 2004 to achieve their intended objectives. If we do not effectively address the material weaknesses and other issues we have identified, we may be unable to provide timely and accurate financial information, investors could lose confidence in our reported financial information and the trading price of our securities could be adversely affected.

Our Articles of Incorporation impose restrictions on the ownership of our shares.

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage” (as defined in our Articles of Incorporation), which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no U.S. Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and (iii) no person may own, directly or indirectly, more than 20.0% of our outstanding shares unless a majority of the board shall have authorized such shareholding in advance. The board of directors may take remedial action if it determines that we are threatened with “imminent and grave damage.” We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase. These defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

Financial Risks

Net losses and liquidity problems had in the past and may in the future have an adverse effect on our business.

We experienced significant net losses in recent years including $418.1 million in fiscal year 2003, $151.9 million in fiscal year 2002 and $14.2 million in fiscal year 2001. During fiscal years 2002 and 2003, we experienced unanticipated operational difficulties and cost overruns related to a number of major projects. These cost overruns, together with delays in our recovery of amounts owed to us and in the settlement of claims and variation orders, contributed significantly to those losses. As a consequence, in fiscal years 2002 and 2003 we were required to seek a number of amendments and waivers to our credit facilities to avoid financial covenant defaults. We also were required to take measures to ensure that we had sufficient liquidity to fund our operations, which included closing our positions under foreign exchange contracts.

We achieved net income of $5.1 million for fiscal year 2004. However, we cannot assure you that we will maintain profitability in the future. There can be no assurance that our new tender procedures and other operational changes will help us avoid entering into loss-making contracts in the future. If we encounter similar losses and liquidity problems in the future, they may have an adverse effect on our business. These adverse effects may include:

•	the loss of new projects because our customers lack confidence in our financial strength;

•	customers’ requirements for more onerous terms for project contracts, including the need to post performance and other bonds to secure obligations in amounts exceeding historic requirements, and the withholding of payments due to us as a means of securing our project performance obligations;

•	the inability to source materials, goods and services from suppliers on satisfactory terms;

•	difficulties in retaining and attracting a skilled workforce;

•	significant distraction of senior management time and attention to resolving financial issues instead of managing ongoing operations; and

•	difficulties in arranging new and increased bonding facilities that are essential for the growth of our business.

Our use of the “percentage-of-completion” method for accounting for projects could result in a reduction or elimination of previously reported profits.

Substantially all of our projects are accounted for on the “percentage-of-completion” method, which is standard for our industry and in compliance with U.S. GAAP. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as variation orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues, we would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

If we are not able to make reasonably dependable estimates, we would not be able to use the “percentage-of-completion” method for accounting for long-term contracts.

In fiscal year 2004, there was a positive impact of $12.5 million attributable to revisions of estimates on major projects, as compared to a $216.0 million negative impact in fiscal year 2003 and a negative impact of $58.8 million in fiscal year 2002. Under U.S. GAAP, the “percentage-of-completion” method of accounting for long-term contracts can be used as long as we can make reasonably dependable estimates of progress toward completion of such contracts, of contract revenues and contract costs. If we were not able to make reasonably dependable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed contract” method. Under the “zero-estimate-of-profit” method, we would not recognize any profit before a contract is completed. Under the “completed contracts” method, all costs, revenues and profits are accumulated in balance sheet accounts until project completion. In order to centralize our expertise on making estimates of contract revenues and contract costs, we have established a separate estimating department in the Africa and the

Mediterranean Region (“AFMED”) region, as this is the region with the most significant long-term contracts. If, despite these measures, we experience adverse developments in the AFMED region, we may not be able to establish that we can develop reasonably dependable estimates of our progress toward completion of such contracts, contract revenues and contract costs. If we are unable to continue to use the “percentage-of-completion” method of accounting, our earnings may be materially adversely impacted, resulting in, among other things, a potential default under our $350 million revolving credit facility.

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

We provide services and products that add value for our customers throughout the entire life cycle of offshore oil and gas field exploration, development and production. When a field is being developed, we apply our technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. We also procure or fabricate and install equipment used in field development. This equipment includes the above-water topsides and platforms used for processing recovered oil and gas, pipelines and electrical and hydraulic cables (“umbilicals”), that are used to control subsea wells. We install pipelines used to transport oil and gas underwater as well as to the production and processing facilities at the surface. These may be steel pipes, referred to as rigid pipes, or of a bonded structure, referred to as flexible pipes, depending on technical requirements, and may be narrow (“flowlines”) or wide (“trunklines”) depending on production volumes and pressure. During the time that a field is producing oil or gas, we inspect, maintain and repair the equipment. Once the field has been depleted and is to be abandoned, we provide field decommissioning services which include the removal of offshore structures and equipment.

We are one of only a few companies that can offer a full range of offshore development and construction services on a global basis. Our operations are managed geographically through seven offices around the world. As of November 30, 2004, we employed approximately 508 engineering staff in project management and various engineering disciplines worldwide, including about 435 engineers assigned to projects and involved in conceptual, detailed and installation engineering.

We operate a fleet of highly specialized ships, barges and unmanned underwater ROVs, deployed in the world’s major offshore oil and gas exploration regions. Our key assets include:

•	7 construction support ships;

•	4 flowline lay ships(a);

(a)	Includes assets that we have agreed to sell to Cal Dive International, Inc. (“Cal Dive”). See Item 5. “Operating and Financial Review and Prospects—Subsequent Events.”

•	3 survey/inspection, repair and maintenance ships(a);

•	8 anchored construction and maintenance ships(a);

•	1 heavy lift ship (operated by Seaway Heavy Lifting Limited (“SHL”));

•	6 pipelay barges(a);

•	3 tugs and other ships; and

•	29 ROVs.

We have operated in more than 73 countries worldwide and, as of November 30, 2004, were operating in 29 countries.

Our revenues for fiscal year 2004 were $1.2 billion, and our backlog on November 30, 2004 was $1.8 billion, as compared to our backlog of $0.89 billion on November 30, 2003. Of the November 30, 2004 backlog amount, we expect that approximately $1.1 billion will be recognized as revenue in fiscal year 2005 and approximately $0.7 billion will be included in later years. Although our backlog represents business that we believe to be firm, these figures are subject to change due to factors outside our control. See Item 3. “Key Information—Risk Factors—Operational Risks—There might be delays or cancellation of projects included in our backlog” and Item 5. “Operating and Financial Review and Prospects—Overview—Outlook.”

History and Development of Stolt Offshore

Stolt Offshore S.A. is organized as a “Société Anonyme Holding” under the laws of the Grand Duchy of Luxembourg. Our registered office is located at 26, rue Louvigny, Luxembourg, and we are registered in the Companies’ Registrar of Luxembourg under the number B43172. Our agent for U.S. federal securities law purposes is Stolt Offshore Inc., 10787 Clay Road, Houston, Texas 77041. Our principal executive offices are c/o Stolt Offshore M.S. Ltd., Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT England, telephone number (+44) (0)1932-773-700. Our website address is www.stoltoffshore.com. The information on our website is not part of this Report.

A publicly traded company since May 1993, we were established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by SNSA in separate transactions in 1992. At the time of acquisition, Comex Services S.A. was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and ROVs to support operations in hostile deepwater environments.

In August 1998, we acquired Houston-based Ceanic, a publicly traded subsea contractor, for approximately $219 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic and governmental customers. With this acquisition we acquired a substantial fleet of ships mostly designed for shallow water work, ROVs and other related technologies.

On December 7, 1999, we completed a transaction to form a joint venture entity, NKT Flexibles, a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. We own 49% of NKT Flexibles and the remaining 51% is owned by NKT Holdings A/S. The total consideration for our share in the joint venture was $36 million, funded partly by cash and partly by the issuance of Class A Shares subsequently

(a)	Includes assets that we have agreed to sell to Cal Dive International, Inc. (“Cal Dive”). See Item 5. “Operating and Financial Review and Prospects—Subsequent Events.”

reclassified as Common Shares on a one-for-one basis. This investment secured our supply of flexible pipeline products. During fiscal year 2003, we contributed a further $12.6 million of capital.

On December 16, 1999, we acquired the French offshore construction and engineering company ETPM S.A. (“ETPM”), from Groupe Vinci S.A. (“Vinci”). The total consideration for this acquisition, including debt assumed, was approximately $350 million, funded partly by cash and partly by the issuance of 6.1 million Common Shares. The parties had agreed that in the event these Common Shares were sold at prices per share of less than $18.50 after two years, we would have to pay an additional cash consideration equivalent to the difference between the sales prices and $18.50 per share. The Common Shares were sold in 2002 and we have settled our liability with respect to such sale. ETPM had a significant market position in West Africa (now a part of our AFMED region), which today is one of the fastest growing markets for our services. As part of the financing for the ETPM acquisition, in February and May 2000, we issued a total of 19.7 million Class A Shares to SNSA for approximately $200 million. Our Class A Shares have since been reclassified as Common Shares on a one-for-one basis.

On July 18, 2001, we acquired the Paris-based engineering company Ingerop Litwin S.A. On September 4, 2001, we acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. The consideration paid for these two acquisitions was $16.7 million, including deferred consideration in respect of Paragon. The intent of these acquisitions at the time was to add conceptual design and detailed engineering skills as a stand-alone resource for us. These functions are now being performed by engineering departments embedded with the individual regions, rather than being provided by separate subsidiary companies. On June 9, 2004, we sold Paragon Litwin and Paragon Italia S.r.L. to Bateman Oil & Gas BV for $nil, resulting in a loss of $0.9 million, and on January 19, 2005, we sold our interest in Paragon Engineering Services, Inc. to a subsidiary of AMEC plc. for approximately $15 million, yielding a gain on sale of $2.1 million. Upon the sale we retained approximately 100 engineers to perform the engineering services previously provided to the Group by Paragon Litwin, Paragon Italia S.a.r.l. and Paragon Engineering Services, Inc. (the “Paragon Companies”).

In August 2002, we sold the assets of Big Inch Marine Systems Inc., a wholly owned subsidiary located in Houston, Texas, specializing in the design and manufacture of connection flanges for large diameter subsea pipelines. This disposal realized $23.5 million of proceeds, and resulted in a gain on sale of $8.0 million.

On February 20, 2004, we and the Sonastolt joint venture sold to Oceaneering International Inc. our ROV drill support business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million. Our share of net proceeds was $28 million, excluding proceeds due to the Sonastolt joint venture and transaction costs. We recorded a gain of $2.0 million on disposal in the first quarter of fiscal year 2004.

On May 29, 2004, we sold our wholly owned welding services subsidiary Serimer DASA, which was held for sale as at November 30, 2003, to Serimer Holdings SAS for $38.2 million, which yielded a gain on disposal of $26.1 million.

On January 13, 2005, we announced that SNSA had sold the 79,414,260 Common Shares it previously held to institutional investors in both the U.S. and Europe. As a result, SNSA no longer directly or indirectly owns any of our shares.

On April 12, 2005, we announced the agreement to sell to Cal Dive certain Conventional and shallow water Inspection, Maintenance and Repair (“IMR”) assets that work in the NAMEX region for proceeds for $125 million in cash. The assets involved include: The DLB 801 pipelay barge; the Seaway Kestrel; the Seaway Defender; the American Constitution; the American Star; the American Triumph; the American Victory; the American Liberty; the American Diver; and the shore support bases at the Port Iberia and Port Fourchon in Louisiana. We have made arrangements with Cal Dive to charter back the DLB 801 and the Seaway Kestrel for the duration of the ongoing Trinidad projects in 2005. The agreement with Cal Dive includes the sale of vessels which have been used as security for the $350 million revolving credit facility. Upon completion of the sale to Cal Dive, the limit of the $350 million revolving credit facility will be reduced to $313 million unless and until we replace the sold assets with assets of an equivalent value. The closing of the transaction is subject to customary regulatory approvals, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). On May 25, 2005, we received a request from the U.S. Department of Justice for additional information in connection with its review of the transaction under the HSR Act, to which we intend to respond promptly.

Service Capabilities

We classify our service capabilities into the following areas:

•	Subsea construction, Umbilicals, Risers and Flowlines (“SURF”): This comprises engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tie-back projects, which involve pipelaying, and installing umbilicals used to remotely control subsea equipment and burying small diameter rigid or flexible pipeline in the seabed by a high-powered water jet or mechanical cutter to protect and insulate them (“trenching”) or burying rigid subsea pipelines towed by a high-powered support tug (“ploughing”), to connect a new subsea development to an existing production facility. The installation of small lengths of flowline or umbilical for connections to structures within offshore fields (“jumpers”) and short pieces of flanged pipe as connectors between previously installed pipelines or structures (“spoolpieces”), as well as hyperbaric welding (which is carried out by divers in a dry atmosphere within a submersible habitat box), are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser (which is the vertical section of a pipeline which carries oil or gas from the seabed to a surface structure) and umbilical activities of a complete field development. This capability also includes ship charters and rental of equipment and construction support ROVs. For fiscal year 2004, our SURF activities accounted for approximately 42% of our net operating revenue.

•	Conventional (“Conventional”): This comprises engineering and construction activities relating to above-water platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms, and also includes selected ship charters and equipment rental in relation to conventional activities. For fiscal year 2004, our conventional activities accounted for approximately 31% of our net operating revenue.

•	Inspection, Maintenance and Repair (IMR): This comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs. We conduct IMR activities both under long-term frame agreements with customers and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. For fiscal year 2004, our IMR activities accounted for approximately 17% of our net operating revenue.

•	Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing our LB 200 pipelay barge. In fiscal year 2004, there were no trunkline activities.

•	Corporate: This comprises all activities that serve more than one region, including Paragon Engineering Services, Inc., NKT Flexibles, SHL and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one region. For fiscal year 2004, our corporate activities accounted for approximately 10% of our net operating revenue.

We also provide field decommissioning services at the end of the working life of an offshore oilfield.

Business Segments

Our operations are managed through five geographical segments, as well as the Corporate segment, through which we manage our activities that serve more than one region, as described in more detail below. Each region is headed by a vice president who is responsible for managing all aspects of the projects within the region, from initial tender to completion. Each region is accountable for profits and losses for such projects. Each region may provide support to other regions.

We have business segments based on the geographic distribution of our activities as follows:

Africa and the Mediterranean Region (AFMED)

Includes all activities in Africa, the Mediterranean and Caspian Sea, (but excludes Azerbaijan) and has its regional office in Nanterre, France. We operate fabrication yards in Nigeria and Angola.

Northern Europe and Canada Region (NEC)

Includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan and has regional offices in Aberdeen, U.K. and Stavanger, Norway.

North America and Mexico Region (NAMEX)

Includes all activities in the United States, Mexico, Central America, and Western Canada and has its regional office in Houston, Texas U.S.A. We also operate a fabrication yard in the United States (New Orleans, Louisiana), where we assemble and construct offshore infrastructure equipment.

South America Region (SAM)

Includes all activities in South America and the islands of the southern Atlantic Ocean and has its regional office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Asia and the Middle East Region (AME)

Includes all activities in Asia Pacific, India, and the Middle East, (but excludes the Caspian Sea) and has its regional office in Singapore with satellite offices in Jakarta, Indonesia and Perth, Australia.

Corporate

Includes all activities that serve more than one region. These include:

•	Assets which have global mobility including construction and flow line lay support ships, ROVs, trenchers, ploughs, and other mobile assets that are not allocated to any one region;

•	Management and corporate services provided for the benefit of all our businesses;

•	NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and

•	SHL, a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

Certain of the assets included in the Corporate segment in previous periods have been classified as “Assets Held for Sale” as at November 30, 2004. Up to the date when the businesses were sold, Corporate also included management of:

•	Paragon Litwin S.A. and Paragon Italia S.r.L. We sold our interest in these engineering units on June 9, 2004 to Bateman Oil and Gas BV;

•	Paragon Engineering Services, Inc. We sold our interest in Paragon Engineering Services, Inc. on January 19, 2005 to a subsidiary of AMEC plc.; and

•	Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors, which we sold on May 29, 2004 to Serimer Holdings SAS.

The Corporate office is located in Sunbury, U.K.

Africa, the Mediterranean and the Caspian Sea Region (AFMED)

The majority of our business in the AFMED region is in West Africa and involves SURF and Conventional projects, as well as a limited number of IMR projects. We operate two fabrication yards in the region, in Nigeria and Angola. Our activity in this region was down in 2004 when compared to 2003. This was partly due to a decision taken in 2003 to reduce the region’s workload to a level more aligned to its capacity in terms of assets and other resources. Significant operations in fiscal year 2004 included SURF and Conventional projects with Shell, Total, Exxon Mobil and ChevronTexaco. In fiscal year 2004, we completed the offshore installation phase on the Bonga project for Shell Nigeria Exploration and Production Company and the Yokri project for Shell Petroleum Development Company of Nigeria Ltd., both in Nigeria, and the Sanha Bomboco project in Angola. Currently, we have offshore projects in Nigeria (including the Erha project for Exxon Mobil and the Amenam II project for Total Nigeria/Elf Petroleum Nigeria Ltd.) and in Angola (including the Greater Plutonio project for BP Angola BV and the Benguela Belize project for Chevron Texaco Overseas Petroleum).

Northern Europe and Canada Region (NEC)

The NEC region’s business consists of SURF and trunkline projects for major oil companies as well as IMR services. The majority of the IMR projects are short-term in nature, but they sometimes are awarded over a longer term by means of a frame agreement. Significant operations in fiscal year 2004 were the Arthur project offshore United Kingdom for Mobil North Sea Ltd, the Endeavour project offshore United Kingdom for BP Exploration Operating Company Limited and the Åsgard Q project offshore Norway for Statoil. Included in our backlog for the NEC region are: a long-term contract with Statoil for construction and maintenance work that will be performed through our joint venture with Subsea 7, a company which is owned by SIEM Offshore Inc.; a long-term IMR contract with BP, which is expected to be completed in 2005; and the Langeled project, a trunkline contract (previously known as the Ormen Lange project), for the installation in 2005 of 540 kilometers and in 2006 of 360 kilometers of trunkline in the North Sea between Norway and the southeast coast of the United Kingdom.

North America and Mexico Region (NAMEX)

The NAMEX region includes Conventional and SURF projects as well as day rate diving and IMR work. A significant number of contracts in this region involve short-term spot market diving and IMR activities. In fiscal year 2004, the Conventional projects in Trinidad and Tobago with the DLB 801 continued for the Angostura project for BHP Billiton and the Dolphin Deep project for BG International Limited. In August 2004, an equipment failure involving the stinger of the DLB 801 resulted in significant increased costs and exposure to liquidated damages, both on the barge’s current project (Angostura) and subsequent work. The level of SURF activity increased compared to previous years due to the transfer of the Seaway Kestrel to the NAMEX region. On April 12, 2005, we announced our agreement to sell certain Conventional and shallow water IMR assets that form part of the business of the NAMEX region to Cal Dive for $125 million in cash. The sale is subject to regulatory approval. For further information, see Item 5 “Operating and Financial Review and Prospects—Subsequent Events.”

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

We currently have a four-year contract, which commenced in August 2001, for the charter of the Seaway Condor by Petrobras, with an optional four-year extension at the customer’s discretion. The ship was upgraded for that contract. We also have a four-year contract with Petrobras for the Seaway Harrier, which began in July 2001. The contracts are for flowline lay, diving support and ROV services.

Asia and Middle East Region (AME)

We are active in Conventional, survey and shallow water IMR work in the AME region. Most of our current projects are in Indonesia, where our operations are performed through our subsidiary, PT Komaritim. The AME region is characterized by long distances between areas of offshore oil operations and from other areas of the world that have offshore development activities. Such long distances may result in high mobilization costs. In September 2004, we were awarded a $48 million SURF contract to be performed for Santos Ltd. offshore Australia.

Corporate

The corporate segment includes activities that are categorized as “stand alone” businesses, since they are not assigned to a specific geographical segment but rather provide services to our entire company. These include our interests in the SHL and NKT Flexibles joint ventures. It also included, up to the date they were sold, Serimer DASA, which was sold on May 29, 2004 to Serimer Holdings SAS, Paragon Litwin S.A. and Paragon Italia S.r.L., which were sold on June 9, 2004 to Bateman Oil & Gas BV, and our interest in Paragon Engineering Services, Inc., which was sold on January 19, 2005 to a subsidiary of AMEC plc. The corporate segment further includes flowline lay ships, ROVs, trenchers, ploughs and other mobile assets and equipment that are used globally and therefore are not allocated to any specific region, management and corporate services which benefit the entire organization. Included in management and corporate services are: finance; legal; tax; treasury; strategic planning; human resources; information management; investor relations; technical development; marine operations; commercial advice and business development; health, safety and environmental management; and quality assurance and general management.

The net operating revenue for each of our business segments for each of our last three fiscal years is set forth under Item 5. “Operating and Financial Review and Prospects—Business Segments.”

Capital Expenditures and Divestitures

Capital Expenditures

Our capital expenditures for property, plant and equipment were $34.2 million in fiscal year 2004, $21.9 million in fiscal year 2003 and $54.6 million in fiscal year 2002.

The table below sets forth information with respect to our principal capital expenditures for fixed assets in each of the last three fiscal years. The ongoing capital expenditures will be funded with cash from operations and additional funds drawn on new and existing credit facilities.

	2004	2003	2002
	($ in millions)
Equipment and asset development	4.3	8.1	28.9
Capacity upgrades to ships and other equipment	24.0	12.3	24.1
Other	5.9	1.5	1.6

Total	34.2	21.9	54.6

The four largest capital expenditure projects during fiscal year 2004 are set out in the table below.

Asset	Description of capital expenditure project	($ in millions)
LB 200	Upgrade for Langeled project	11.8
DLB 801	New stinger, upgrade of pipelay system and tensioner	5.6
Cargo barge	Purchase of new cargo barge to replace scrapped cargo barge	3.4
Sonamet/Sonastolt	New crane in Lobito yard, Angola	2.7

Total		$23.5

We expect our capital expenditures in fiscal year 2005 to amount to approximately $107 million, of which $74.4 million is committed as of May 15, 2005.

Divestitures

As a part of our strategic focus, in fiscal year 2003 we identified a number of assets and businesses which we no longer considered essential to be owned or performed by us to execute core operations. We commenced a divestment program in 2003, and the majority of the significant disposals were completed by the first quarter of fiscal year 2005.

The business and assets disposed of during fiscal year 2004 which were reported as offered for sale as at November 30, 2003, were as follows:

•	ROV drill-support: This business involved around 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and was operated from bases in West Africa, South America and the North Sea. On February 20, 2004, we and the Sonastolt venture in Angola with Sonangol, which is 55% owned by us and provides local offshore support personnel and equipment, sold this business to Oceaneering International, Inc. for a sale price of approximately $48 million. We received approximately $25.3 million in cash after settling the interests of Sonangol, our joint venture partner in Angola, and transaction costs, resulting in a gain on disposal of $1.8 million.

•	Serimer DASA: This was a wholly owned specialized welding services and welding equipment manufacturing company with its head office near Paris, France. In addition, it has a sales office in Texas, United States. Serimer DASA provides automatic welding services primarily to offshore pipelaying contractors. We sold this business to Serimer Holdings SAS, a third party purchaser, on May 29, 2004, for proceeds of $38.2 million, realizing a gain on disposal of $26.1 million. Serimer DASA was divested as a consequence of our new strategic focus on the SURF market.

•	Paragon Companies: This is comprised of one company located in the U.S.A. (Paragon Engineering Services, Inc.), and two companies located in Europe (Paragon Litwin and Paragon Italia S.r.L.). The two European Paragon companies were sold on June 9, 2004 to Bateman Oil & Gas BV for proceeds of $nil, which yielded a loss on disposal of $0.9 million. As disclosed below, the U.S. company was sold on January 19, 2005 and was reported within assets held for sale as at November 30, 2004.

•	Assets in the Lobito Yard, Angola: A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet, a venture with Sonangol in which we have a 55% interest, was under negotiation for sale to Sonamet as at November 30, 2003. The sale was completed in the first quarter of fiscal year 2004 for proceeds of $5.4 million, resulting in a loss of $0.2 million.

•	In the first two quarters of fiscal year 2004, we disposed of the Annette, the Seaway Rover, the Seaway Invincible and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarter of fiscal year 2004, and a gain of $0.6 million in total was recorded.

As of November 30, 2003, our survey business was also held for sale. This business consists of two owned ships (the Seaway Legend and the Elang Laut), one ship on charter (the Seaway Petrel), their marine equipment, spare parts and additional equipment, including five survey ROVs. We were intending to sell this business and outsource its survey work to the purchaser. Ultimately this business was not sold, as we were unable to agree on acceptable terms with the potential buyer for the outsourcing of the survey work. The assets were therefore reclassified as held for use as at May 31, 2004. There was no material impact on our results as a consequence of the proposal to sell and the subsequent decision to retain the business.

The business and assets which were offered for sale as at November 30, 2004 are described below:

•	Paragon Engineering Services, Inc., located in the U.S.: This engineering business, which was acquired in fiscal year 2001. We sold our interest effective January 19, 2005 to a subsidiary of AMEC plc., resulting in a gain of $2.1 million.

•	National Hyperbaric Centre in Aberdeen, Scotland: This center provides facilities for hydrostatic testing, saturation systems and decompression chambers. We sold the center on December 2, 2004 for proceeds of $2.3 million, resulting in a gain of $ 1.3 million. We intend to continue contracting for the center’s services as necessary.

•	The property at Handil, East Kalimantan, Indonesia: This property is used as an operations base and comprises land, buildings and certain equipment and was previously operated by PT Komaritim. As part of the agreement, we are entitled to use certain areas free of charge until January 2008. The Handil property was sold on January 10, 2005 to PT Meindo with proceeds of $1.8 million, resulting in a gain of approximately $0.9 million.

•	ROV—Scorpio 20, located in Scotland. We sold this ROV on February 2, 2005 with proceeds of $0.6 million, for no gain or loss.

•	Certain of our trenching and ploughing assets have been identified for disposal because of underutilization. Negotiations with a prospective buyer are ongoing and we expect a sale will be concluded later in fiscal year 2005.

These assets did not meet the criteria for treatment as discontinued operations, because the operations and cash flows from the disposal groups were not eliminated from our operations. These operations have continued to be performed in-house or have been purchased from third parties when required.

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

As part of the restructuring of our business in the second quarter of fiscal year 2003, we changed our policies addressing how we tender for new projects. We implemented the following procedures in connection with our tendering practices:

•	Formal review process: We implemented a disciplined approach to the tender review process. We now require all tender proposals to provide a uniform set of operational, financial and legal information, in order to ensure a consistent review process across our organization. Tender candidates that lack the appropriate information are not considered for review.

•	Management accountability: We appointed new management and implemented a broad management approach to the tender review process. Tenders are first reviewed at the regional level where the technical, operational, legal and financial aspects of the proposal are considered in detail. Completion of the regional review process requires the formal approval of the regional vice-president, followed by a detailed review by our corporate tender review board, which is composed of a cross-functional team of senior level managers. With respect to large tenders, regional approval requires further approval by the Chief Operating Officer, the Chief Executive Officer or the board of directors, depending on the value of the tender.

•	Risk management: We perform a formal risk assessment process of each project for which we intend to submit a tender. The assessment consists of a legal risk assessment that compares the contractual terms and conditions of the proposed tender to our standard terms and conditions. The financial impact of any deviation from our standard terms and conditions is quantified and a risk mitigation plan is proposed. In addition, we conduct an operational risk assessment that analyzes factors such as the impact of weather, supplier delays, strikes, and other factors to quantify the potential financial impact of such events.

•	Supply chain management: We spent approximately $536 million in fiscal year 2004 in the course of delivering largely fixed price contracts. Critical to the control of project expenditure is the supply chain management function. We have implemented new supply chain management procedures to ensure a consistent understanding and approach to these activities throughout our company worldwide. Our goal is to make the best use of our buying power to source the best commercial, technical and delivered solutions to satisfy our project needs.

The impact of our new tendering policies has been a change in the way in which we evaluate new business opportunities. The information contained in tender review packages is uniform across our organization, allowing us to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders is reviewed centrally by corporate management and we place greater emphasis on our standard contractual terms and conditions. With these new policies in place, we devote more management time to the tendering process and are more selective with respect to the initiation of new projects.

Customers

In fiscal year 2004, we had 75 customers worldwide, of which 21 were major national and international oil and gas companies. The level of construction services required by any particular customer depends on the size of that customer’s capital expenditure budget devoted to construction plans in a particular year. Consequently, customers that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. In fiscal year 2004, Shell, ExxonMobil and ChevronTexaco accounted for 17%, 9%, and 8% of our net operating revenue, respectively. In fiscal year 2003, Shell, Total, and ChevronTexaco accounted for 23%, 12%, and 10% of our net operating revenue, respectively. During fiscal years 2004 and 2003, our ten largest customers accounted for 68% and 76%, respectively, of our net operating revenue, and over that period six customers, Shell, ChevronTexaco, Total, Statoil, Petrobras and BP consistently numbered among our ten largest customers. Our business typically involves a relatively concentrated number of significant projects in any year. Consequently, we expect that a limited number of customers will account for significant portions of our revenues in any year.

Competition

The offshore contracting business is highly competitive. Consolidation in the offshore oil and gas services industry in recent years has resulted in fewer but more substantial competitors. Although we believe that customers consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract. Our ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idling our ships, we may from time to time choose to bid our ships in projects at lower margins depending on the prevailing contractual rates in a given region.

We believe that we are one of only four companies, including Saipem, Technip S.A. (“Technip”), and Subsea 7, capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in the SURF market is limited to five main competitors, Saipem, Technip, Subsea 7, Heerema and McDermott International, Inc. We face intense competition from these offshore contractors, some of whom have significantly greater financial resources than we have. In North America, J. Ray McDermott International, Inc., Global Industries Inc., Cal Dive, and Horizon Offshore Contractors Inc. also provide similar services to those that we provide. Additionally, these services are provided by J. Ray McDermott International, Inc. in the Asia Pacific and Middle East regions and by Global Industries Inc. in the Asia Pacific and West Africa regions. However, we believe that these companies are not capable of operating in all the major oil and gas producing regions worldwide. We also compete in the worldwide market with Allseas Marine Contractors and Heerema which provide trunkline and rigid pipelay services and heavy lifting services, respectively. We also face competition from smaller regional competitors and less integrated providers of offshore services.

Seasonality

Over the past three fiscal years, a significant portion of our revenue has been generated from work performed in West Africa, the North Sea and North America. Adverse weather conditions during the winter months in the North Sea and North America usually result in low levels of activity, although this is less apparent than in the past due to technological advances. In waters offshore West Africa, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. As a result of the seasonality of our business, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced.

Supplies and Raw Materials

We generally do not manufacture the components used in the offshore services that we provide, but rather procure and install equipment manufactured or fabricated by others. We do fabricate structures using components and equipment we procure, and this work is performed at our onshore fabrication yards located in Lobito (Angola) and Warri (Nigeria). We coordinate our procurement and supply activities on a regional basis with corporate management overseeing the procurement and supply function for all of our operations.

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

We also focus on building strategic relationships with the companies whose products or services we see as having the most significant influence on our business success. To further reinforce this strategy for managing the supply markets we have designated certain managers as commodity advisors within our company who focus on these companies and commodities.

Intellectual Property

We hold a number of patents, trademarks, software and other intellectual property to support our engineering and operational activities. We have 68 patents in force in 21 countries, and we currently have a portfolio of 85 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, we do not consider that any one patent or technology represents a significant percentage of our net operating revenue.

Our research and development programs have concentrated both on the requirements of our customers, who are constantly seeking to develop oil and gas reserves in deeper waters, and increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new and extending existing technology for the installation, repair and maintenance of offshore structures. Our research and development activities are typically carried out internally using both dedicated research personnel and as part of specific projects. Where appropriate, external research and development is performed either through strategic technological alliances or joint industry collaborative projects. Our expenditures on company-sponsored research and development were approximately $1 million in each of fiscal years 2004, 2003 and 2002.

Other Matters

Health, Safety & Environmental Management and Quality Assurance

We conduct our business through a well-defined set of processes, which comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention. This “Management System” ensures the well-being and safety of our employees and others with whom we work, as well as giving the proper regard to the protection of the environment. Each of our managers is encouraged to take the necessary steps to create a culture of continuous improvement.

Our Management System also provides the necessary instructions, procedures and guidelines encompassing all areas of our operations so that we can assure the quality of our services to our customers. We maintain a stringent quality assurance program encompassing all areas of our operations in accordance with ISO 9001, an international standard established by the International Organization for Standardization to certify quality assurance systems. Each of our regional operations has dedicated safety and quality assurance staff, who are responsible for overseeing the projects in that particular region. In addition, the Corporate Vice President—Health, Safety, Environment and Quality, located in Aberdeen, Scotland, formulates corporate quality assurance policies, and oversees the implementation and enforcement of such policies on a company-wide basis.

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

Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We insure ourselves for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers’ compensation protection and pollution. However, there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, and a successful liability claim for which we are under-insured or uninsured could have a material adverse effect on us.

Government Regulations

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

The International Maritime Organization has made the regulations of the International Safety Management (“ISM”) Code mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and ship or barge certifications. We believe that we are in compliance with these standards to the extent they are applicable to our operations.

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

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business. See “Risk Factors—Operational Risks—Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our subsidiaries.”

Inspection by a Classification Society and Drydocking

The hull and machinery of most of our ships must be “classed” by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Certain of our ships are not required to be classed, but do comply with applicable regulations.

Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys which involve a major inspection of the hull structure, machinery installations and equipment are carried out at five-year intervals. A classed ship is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, we drydock our classed ships every second year during the winter off-season. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be “in class,” and all of our major classed ships currently meet that condition.

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

Significant Subsidiaries

Our significant subsidiaries (excluding joint ventures) are set out in the table below.

Company name	Country of incorporation	Percentage of ownership
Stolt Offshore S.A.	France	100%
Stolt Offshore Services S.A.	France	100%
Stolt Offshore Inc.	U.S. (Louisiana)	100%
Stolt Comex Seaway Holdings Inc.	U.S. (Delaware)	100%
Stolt Offshore A/S	Norway	100%
Stolt Offshore M.S. Limited	Bermuda	100%
Stolt Offshore B.V.	The Netherlands	100%
Stolt Offshore Limited	United Kingdom (Scotland)	100%
Stolt Offshore Services Ltd	United Kingdom (England)	100%
SCS Shipping Limited	Isle of Man	100%
Class 3 Shipping Limited	Bermuda	100%
Hybris Inc	Panama	100%
Stolt Comex Seaway Finance B.V.	The Netherlands	100%
SCS Shipping Corp.	Liberia	100%
Stolt Offshore MS Ltd.	United Kingdom (Scotland)	100%

In addition, we have part ownership of a number of joint ventures, which are further described in Item 5. “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in and Long-Term Funding to Non-Consolidated Joint Ventures.”

Description of Property

Major Assets

The following table describes our major assets as of May 9, 2005:

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/Chartered
Construction Support Ships
Seaway Harrier	Subsea construction	1985	1	84	Owned	(1)
Seaway Hawk	Subsea construction	1978	—	93	Owned	(1)
Seaway Osprey	Flexible flowline and umbilical lay, accepts coiled tubing, straightener for tubing, stern roller	1984/1992/ 1996/2003	1	102	Owned	(1)
Seaway Eagle	Flexible flowline lay, multi-purpose subsea construction	1997	2	140	Owned	(1)
Seaway Legend	ROV and hardsuit diving support, subsea construction	1985/1998	—	73	Owned	(1)
Discovery	Flexible flowline lay, subsea construction	1990	1	120	Chartered	(2)
Seaway Kingfisher	Diverless inspection, repair and maintenance	1990/1998	2	90	Owned	(3)

Flowline Lay Ships
Seaway Condor	Flexible flowline and umbilical lay, module handling system, trenching	1982/1994/ 1999/2002	2	141	Owned	(1)
Seaway Falcon	Rigid and flexible flowline and umbilical lay	1976/1995/ 1997/2001	2	162	Owned	(1)
Seaway Polaris	Deepwater derrick/pipelay barge	1979/1991/1996 /1999/ 2002/2003	2	137	Owned	(1)
Seaway Kestrel	Rigid reel lay ship	1976/1991/ 1995/1998	2	99	Owned	(1)(7)

Survey/IRM Ships
Seaway Defender	ROV and hardsuit diving support, subsea construction	1976	1	67	Owned	(1)(7)
Far Saga	ROV support, subsea construction	2001	2	89	Chartered	(4)
Seaway Petrel	Pipeline inspection, ROV survey and ROV light intervention activities	2003	1	76	Chartered	(5)

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/Chartered

Anchored Construction and Maintenance Ships
American Pride	Four-point anchor system	1977/1992	—	59	Owned
American Constitution	Four-point anchor system, saturation diving, moonpool	1974	—	64	Owned	(1)(7)
American Independence	Four-point anchor system	1970	—	52	Owned
American Star	Four-point anchor system, saturation diving	1967/1998	—	53	Owned	(7)
American Triumph	Four-point anchor system	1965/1997	—	53	Owned	(7)
American Victory	Four-point anchor system	1976/1997	—	50	Owned	(7)
American Liberty	Four-point anchor system	1974	—	33	Owned	(7)
American Diver	Diving support	1964	—	33	Owned	(7)

Heavy Lift Ships and Barges
Stanislav Yudin	Heavy lift, 2,500-ton crane	1985	—	183	Chartered	(6)
Arwana	Pipelay barge	1998	—	70	Owned
Jasamarin V (ex Sin Thai Hin IV)	Flat top barge fitted out for inshore diving/construction	1978	—	55	Owned
Seaway Orion	Pipelay barge	1977/1984/1997	—	85	Owned	(1)
DLB 801	Derrick lay barge	1978/1980/1989	—	107	Owned	(1)(7)
LB 200	Pipelay barge	1975/1996/2004	—	168	Owned	(1)
CBL 103	Seagoing barge	1975/1985/1996	—	91	Owned

Tugs and Other
Golek	Transport barge	1983/1992	—	46	Owned
Polka	River tug and anchor handler	1971	—	12	Owned
Seaway Sabiá	Anchor Mooring support	2002	—	37	Owned

(1)	Subject to mortgage under the $350 million revolving credit facility.
(2)	Chartered from Friary Ocean Surveyor NV through September 2005, with options to extend through 2011 and with options to purchase.
(3)	This ship is 50% owned by Kingfisher DA, a Norwegian partnership. Chartered on a bareboat basis to Eidsvik for 12 months, from April 1, 2004 with four six-month extensions. The ship is mortgaged to secure Kingfisher DA’s obligations under finance facilities.
(4)	Chartered from Farstad Supply AS for five years beginning in 2002 with three one-year options to extend.
(5)	Chartered from Uksnoy Petrel AS for five years beginning April 2003 with fifteen one-year options to extend and with options to purchase.
(6)	Chartered to SHL by a subsidiary of Lukoil Kaliningradmorneft plc, through October 2010.
(7)	These assets are included in the agreement with Cal Dive, on April 12, 2005 to purchase certain of our Conventional and shallow water IMR assets, as well as support bases. See Item 5. “Operating and Financial Review and Prospects—Subsequent Events.”

The environmental regulations which affect the utilization of the assets listed above are described in “—Other Matters—Government Regulations.”

Other Properties

As of May 9, 2005, we owned or held under long-term leases the real estate property described below:

Location	Function	Office Space (square meters)	Work or Storage Space or Land (square meters)	Status
Aberdeen, Scotland
Bucksburn House	Offices, workshop and storage	6,558	64,960	Owned
Commerce Center	Offices, workshop and storage	1,034	923	Leased	(1)
Total Aberdeen, Scotland		7,592	65,883
Baku, Azerbaijan	Offices	66	—	Leased
Bergen, Norway	Offices	100	—	Leased
Cairo, Egypt	Offices	250	—	Leased
Dhahran, Saudi Arabia	Offices and storage	330	750	Leased
East Kalimantan, Indonesia	Workshop and storage	—	3,000	Owned
Houston, Texas	Offices, workshop and storage	6460	9,467	Leased	(2)
Jakarta, Indonesia	Offices and storage	932	601	Leased
Kristiansund, Norway	Offices and storage	120	800	Leased
Lagos, Nigeria	Offices	200	—	Leased
Lobito, Angola	Offices, fabrication and storage	5,945	554,431	Leased
Luanda, Angola	Offices and storage	153	690	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	1,286	15,334	Owned
Nanterre, France	Offices	24,846	864	Leased	(3)
New Orleans, Louisiana	Offices, workshop and fabrication	134	52,609	Owned
Port Gentil, Gabon	Offices and storage	305	5,070	Owned/ Leased
Port of Fourchon, Louisiana	Offices and workshop	52	39,256	Leased	(4)
Port of Iberia, Louisiana	Offices and workshop	1,999	97,373	Owned/ Leased	(4)
Rio de Janeiro, Brazil	Offices	295	—	Owned
Rotterdam, The Netherlands	Storage	—	4,200	Leased
Snake Island, Nigeria	Offices and storage	143	1,893	Leased
Sharjah, United Arab Emirates	Offices	190	—	Leased
Singapore	Offices, workshop and storage	928	2,765	Leased
Stavanger, Norway	Offices	12,869	—	Leased
Sunbury, England	Principal Executive Offices	924	—	Leased
Tananger, Norway	Offices and storage	250	21,830	Leased
Tchengue, Gabon	Offices and storage	1,486	414,000	Leased
Tehran, Iran	Offices	40	—	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased

(1)	557 square meters of office space and 500 square meters of work or storage space are sublet to a third party.
(2)	The office space requirements are under review due to the agreement on April 12, 2005 to sell certain Conventional and IMR assets to Cal Dive, as described further in Item 5. “Operating and Financial Review and Prospects—Subsequent Events.”
(3)	Paragon Litwin, which was sold on June 9, 2004, occupied approximately 5,922 square meters. There is an agreement that after vacating the offices, we will bill Paragon Litwin for 50% of the cost of this office space.
(4)	We have agreed to sell the properties in Port Fourchon and Port of Iberia in Louisiana to Cal Dive as described further in Item 5. “Operating and Financial Review and Prospects—Subsequent Events.”

Capital Expenditures Planned for Fiscal Year 2005

We expect our capital expenditures in fiscal year 2005 to amount to $107.0 million, of which $74.4 million is committed as of May 15, 2005.

Summary of capital expenditure planned for 2005 (in millions)	2005
$
Equipment and asset development	47.4
Capacity upgrades to ships and other equipment	44.2
Other	15.4

Total	107.0

Item 5. Operating and Financial Review and Prospects.

Overview

The Company

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

Commercial and Financial Recovery

In 2004, we experienced a major improvement in our operational and financial performance as compared to recent periods.

During 2003, our new senior management developed and began to implement a new strategy, which included a stronger operational focus on: (i) our capabilities in the design, installation and maintenance of SURF systems in deep water and harsh environments; (ii) Conventional platform and pipeline installation services in shallow water environments where doing so is complementary to our deepwater SURF business; and (iii) subsea IMR services to maintain an ongoing market presence in key deepwater areas and adjacent shallow water environments. In addition, the new management team identified a number of businesses and assets for disposal that were not critical to the success of our refocused operations.

Additionally, we made changes in our personnel, operating structure and business processes. The changes included establishing clear lines of regional accountability within the realigned operating structure, responsibility for project execution, the adoption of revised policies in connection with tendering and contracting practices, changes in management, including the appointment of a Corporate Vice President of Project Controls, as well as regional project control managers to emphasize regional project responsibility and the implementation of new procedures for sales and marketing, project management, marine operations technology and engineering, strategic planning and supply chain management. In addition we realigned our operating structure into five geographical regions.

In the first quarter of fiscal year 2004, we resolved outstanding issues with respect to three major loss-making contracts: we settled disputed claims on the OGGS project in Nigeria; we resolved disputed variation orders with the Burullus Gas Company of Egypt; and we entered into a final settlement of our dispute with Algonquin Gas Transmission Company for claims on the Duke Hubline project. Further, on March 18, 2004, we announced an out-of-court settlement of the patent litigation with Technip. All these settlements were fully accounted for in fiscal year 2003.

On February 18, 2004, we announced the award of a $730 million contract for the development of the Greater Plutonio field located offshore Angola, West Africa. The contract was awarded by BP to a consortium we formed with Technip, and represents the largest contract ever to be awarded to us.

On February 20, 2004, we and our Sonastolt joint venture sold to Oceaneering International, Inc. our ROV drill support business, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million. The sale realized about $25 million in cash to us after settling the interests of Sonangol, our joint venture partner in Angola, and transaction costs. We received further cash from the joint venture in the form of dividends and loan repayments.

On March 22, 2004, we announced that, in addition to the 2005 Langeled pipelay work scope awarded us in November 2003, the Langeled Group, with Norsk Hydro as operator, had exercised its option to award us the 2006 work scope for the Langeled pipeline, which on completion, will be the longest offshore pipeline in the world.

On May 29, 2004, we sold our wholly-owned welding services subsidiary, Serimer DASA, to Serimer Holdings SAS for an after tax gain of $26.1 million. In the third and fourth quarters of fiscal year 2004, we sold the Seaway Explorer and a number of smaller surplus assets.

The operational improvements during 2004 meant that the third quarter of fiscal year 2004 was our first profitable quarter for over two years. During the fourth quarter of fiscal year 2004, negotiations were completed for the settlement of most of the outstanding variation orders and claims on contracts, notably on the Bonga and Yokri projects.

For the fiscal year ended November 30, 2004, we reported a net profit of $5.1 million. This included an aggregate positive impact of $12.5 million attributable to changes in original estimates on the major projects, a charge of $9.4 million for impairment of tangible fixed assets, a gain on disposal of subsidiaries of $25.2 million, and a gain on the disposal of fixed assets of $4.7 million.

The improved results in 2004 represented a dramatic turnaround from the prior two years.

During fiscal year 2002, we experienced unanticipated operational difficulties related to a number of major projects, and we reported a net loss for the year of $151.9 million. This included an aggregate negative impact of $58.8 million attributable to changes in original estimates on major projects, and a charge of $106.4 million for impairment of goodwill and other intangible assets. For the fiscal year ended November 30, 2003, we reported a net loss of $418.1 million. This included an aggregate negative impact of $216.0 million on net income attributable to changes in original estimates on major projects, and a charge of $176.6 million for impairment of fixed assets.

The most significant components of the operational difficulties occurred on a number of projects, primarily in the AFMED region, first undertaken in earlier periods. In addition to the operational difficulties, during fiscal year 2003 we experienced continued delays in our recovery of amounts owed to us and delayed settlement of claims and variation orders on major projects. These issues had significant adverse effects on our liquidity throughout 2003. They also hindered our ability to maintain compliance with the requirements of our financing agreements. Throughout 2003, we engaged in discussions with our primary lenders, and agreed to amendments to our financing agreements to avoid defaults under those financing agreements. During 2004, we entered into new financing arrangements and raised significant new equity capital to improve our financial position.

New Share Capital Issued

On February 16, 2004, we issued and sold 45.5 million Common Shares (the “Private Placement”), raising gross proceeds of approximately $100 million. This was followed by an issuance of 29.9 million Common Shares (the “Subsequent Issue”) to existing shareholders at the same price as the Private Placement, which generated approximately $65 million in gross proceeds in May 2004. On April 20, 2004, SNSA converted a $50 million subordinated note owed by us to SNSA into 22.7 million Common Shares (the “Debt Conversion”), thus providing a $215 million increase in shareholders’ equity before deduction of expenses.

The New Bonding Facility and the Intercreditor Deed

On February 12, 2004, we entered into a new $100 million performance bond facility, which provided us with the ability to offer bank guarantees and other forms of surety that are often required in the normal course of business to bid on and win new contracts. In addition, we entered into an intercreditor override and security trust deed, dated February 12, 2004 (the “Intercreditor Deed”), that incorporated changes to and superseded the covenants and security in our then existing financing facilities.

The $350 Million Revolving Credit Facility

By November 8, 2004 our financial situation had improved sufficiently so that we were able to enter into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks which now provides the main source of finance for us. This facility, together with existing cash balances, was used to retire all other borrowings, and the $100 million performance bond facility was terminated. The new $350 million facility will be used for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating requirements.

The facility provides for revolving loans of up to $175 million during the first three years, up to $150 million for the fourth year, reducing to $125 million for the fifth year, until final maturity at November 8, 2009. The remaining capacity under the $350 million facility is available for bonding with a final maturity no later than May 8, 2011. See “—Description of Indebtedness—The $350 Million Revolving Credit Facility.” The agreement with Cal Dive, on April 12, 2005, includes the sale of vessels which have been used as security for the $350 million revolving credit facility. See “—Subsequent Events.” Upon completion of the sale to Cal Dive, the limit of the $350 million revolving credit facility will be reduced to $313 million unless and until we replace the sold assets with assets of an equivalent value.

Outlook

We were more successful in fiscal year 2004 than in recent years in winning new contracts to replenish our order book, and our backlog at November 30, 2004 stood at $1.8 billion, of which $1.1 billion is expected to be executed in fiscal year 2005. This compares to a backlog at February 17, 2004 of $0.9 billion, of which $0.6 billion was for fiscal year 2004.

Strong global energy demand, together with limited excess production capacity and correspondingly high commodity prices, are driving a sustained improvement in the oil and gas service sector. Consequently we expect steady growth in the core markets in which we operate.

Company History

See Item 4. “Information on the Company—History and Development of Stolt Offshore.”

Business Segments

See Item 4. “Information on the Company—Business Segments.”

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the Consolidated Financial Statements. The preparation of our financial statements requires management to make estimates and judgments that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management has identified the following policies as critical because they may involve a high degree of judgment and complexity.

Project Accounting—Revenue Recognition and the Use of the “Percentage-of-Completion” Accounting Method

Substantially all of our projects are accounted for using the percentage-of-completion method, which is standard for our industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as change orders are approved. Adjustments based on the percentage-of-completion are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, we would recognize a charge against current earnings. Such charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements. Such late information results in an adjustment of the financial statements unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contracts and contract costs. As discussed in “—Factors Affecting our Results of Operations—Revision of Estimates on Major Projects,” in fiscal years 2002 and 2003, we experienced frequent and significant deterioration of results as compared with original estimates with respect to results relating to a number of projects, including Conoco CMS3, Bonga, Burullus and OGGS. Although the actual results differed significantly from original estimates on these projects, we do not believe our original estimates were unreliable. Rather, we believe we assess our business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reasonably dependable estimates. Nevertheless, our business risks have involved, and will continue to involve, unforeseen difficulties, including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. We do not believe our business is subject to the types of inherent hazards described in AICPA Statement of Position (“SOP”) No. 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” that would indicate that the use of the percentage-of-completion method is not preferable.

If we were unable to make reasonably dependable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed-contract” method. Under the zero-estimate-of-profit method, we would not recognize any profit before a contract is completed. Under the completed-contract method, all costs, revenues and profits are accumulated in the balance sheet accounts until project completion. Under both of these methods, we would not recognize project profits until project completion but would recognize a project loss as soon as the loss became evident. If we are unable to continue to use the percentage-of-completion method of accounting, our earnings may be materially adversely impacted.

Project Accounting—Revenue Recognition on Variation Orders and Claims

A major portion of our revenue is billed under fixed-price contracts. Due to the nature of the services performed, claims and variation orders are commonly billed to the customers in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based on performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. Many of the delays and cost overruns discussed in “—Factors Affecting our Results of Operations—Revisions of Estimates on Major Projects,” were the subject of claims and variation orders. Throughout fiscal years 2003 and 2004 we had significant difficulty resolving these claims and variation orders, and a considerable amount of judgement was required to assess to what extent the customers would accept and pay these. As at November 30, 2004, no revenue relating to unagreed claims or disputed receivables was included in reported turnover or receivables that has not been subsequently collected in full.

Tangible Fixed Assets, Goodwill and Other Intangible Assets

This subject is included under “—Critical Accounting Policies” due to the qualitative factors involved in determining fair values and preparing cash flow projections for assets over which there are impairment issues and because of the large net book value of such assets.

Fixed assets are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets, except for ships, which are considered to have a residual value of 10% of the acquisition cost. Management uses its experience to estimate the remaining useful life of an asset, particularly when it has been upgraded.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination, and is not subject to amortization. Rather the balance is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The only goodwill in our balance sheet is $5.3 million in respect of the acquisition of the Paragon Companies. The sale of Paragon in January 2005 supported this goodwill value.

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” tangible fixed assets, and other intangible assets subject to amortization, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using our weighted average cost of capital.

Management’s judgment is required to determine the appropriate business assumptions to be used in forecasting future cash flows. When we record an impairment charge, this creates a new cost base for the assets that have been impaired. We have discussed specific impairment charges recorded in “—Results of Operations— Consolidated Results—Impairment of Tangible Fixed Assets.”

In addition, management’s judgment was required in applying the criteria for classifying assets held for sale as specified in paragraph 30 of SFAS No. 144. In particular, management was required to assess whether or not it was probable that the sale would be completed within one year, by carefully evaluating the status of negotiations with potential purchasers of each business and asset. Assets held for sale are valued at the lower of carrying amount and fair value, less the cost to sell. Where fair value less costs to sell is lower than the cost, we record an impairment charge for the difference.

Recognition of Provisions for Contingencies

We, in the ordinary course of business, are subject to various claims, suits and complaints involving customers, subcontractors, employees, tax authorities, etc. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if information available prior to issuance of the financial statements indicate it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 “Accounting for Contingencies,” as interpreted by FASB Interpretation No. 14 “Reasonable Estimation of the Amount of a Loss,” if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide for the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. If the provision proves not to be sufficient, our results may be adversely affected. The notable legal claims made against us are discussed fully in Note 26 to the Consolidated Financial Statements and are summarized in “—Legal, Regulatory and Insurance Matters.”

We also provide for warranty costs arising in relation to our long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable, an appropriate warranty provision is recorded. This judgment requires a high level of experience. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding.

Income Taxes

We account for income taxes in accordance with SFAS No. 109 “Accounting for Income Taxes,” which requires that deferred tax assets and liabilities be recognized, based on the differences between the financial reporting and tax basis of assets and liabilities and measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We determine deferred tax assets for each tax paying entity or group of entities that are consolidated for tax purposes. A valuation allowance is established to reduce the amount of the deferred tax asset that we believe, based upon objectively verifiable evidence, is more likely than not to be realized. In determining the valuation allowance we have regard to forecasts of future taxable income, the future reversals of existing temporary taxable differences and whether future tax benefits carried forward in tax returns will ultimately be permitted as tax deductible by the relevant taxing authority. Ultimately we need to generate taxable income in the jurisdiction where we have deferred tax assets. As the estimates and judgments include some degree of uncertainty, changes in the assumptions could require us to adjust valuation allowances.

We operate in many countries and are therefore subject to the jurisdiction of numerous tax authorities as well as cross-border tax treaties concluded between governments. Our operations in these countries are taxed on different bases, including net profit, deemed profit (generally based on the turnover) and withholding taxes based on turnover. We determine our tax provision based on our interpretation of enacted tax laws and existing practices, and use assumptions regarding the tax deductibility of items and the recognition of revenue. Changes in these assumptions could have an impact on the amount of income taxes that we provide for in any given year.

In the normal course of our business our tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where we have operations. The enquiries may result in additional assessments to taxation, we aim to resolve through an administrative process with tax authorities and failing that through a judicial process. Forecasting the ultimate outcome includes some uncertainty.

Management has established internal procedures to regularly review the status of disputed tax assessments and utilizes such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition we have, under the guidance in SFAS No. 5 “Accounting for Contingencies” provided for taxes in situations where tax assessments have not been received, but it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with our interpretation of the applicable taxation law and practice.

Accounting for Derivatives

It is our policy to apply hedge accounting in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” when accounting for derivative instruments such as forward currency contracts and currency swaps. This standard requires gains and losses resulting from changes in the market value of derivative contracts to be deferred in our accounts until such time as the underlying transaction affects earnings. It also requires management to ensure that adequate documentation is in place at the inception of the hedging contract to support its treatment as an effective hedge for an underlying business transaction. The judgment of management is required to estimate the fair value of instruments that have no quoted market prices, and forecast the probable date and value of the underlying transaction.

During August 2003, we closed out the majority of our foreign exchange positions to ensure that we had sufficient liquidity to fund our operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. We realized a $28.2 million gain when these positions were closed. This gain was deferred in “Other Comprehensive Income” in the Consolidated Statements of Shareholders’ Equity and has been fully released to the results of operations in line with the original underlying transactions for which the hedges were designated during fiscal years 2003 and 2004. See Note 27 to the Consolidated Financial Statements. In order to mitigate currency exposures during the period between August 2003 and November 2004 when forward contracts were not available from commercial banks due to our financial position, a number of projects were negotiated to allow us to be paid in currencies matching the anticipated outflows on the contract. Where appropriate, any embedded derivatives identified have been accounted for in compliance with SFAS No. 133.

Employee Stock Plans

We account for our stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). Accordingly, compensation cost of stock options is measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price and is charged to operations over the vesting period. For plans where the measurement date occurs after the grant date, referred to as variable plans, compensation cost is remeasured on the basis of the current market value of our stock at the end of each reporting period. We recognize compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable. As required by SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), we have included in these financial statements the required pro forma disclosures as if the fair-value method of accounting had been applied.

As explained under “—Selling, General, and Administrative (“SG&A”) Expenses” below, in 2004 we have put in place a Key Staff Retention Plan (“KSRP”) to secure the services of certain senior executives through to the first quarter of fiscal year 2007. This plan is a variable plan as defined in APB No.25, and provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the compensation committee of our board of directors, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit, business growth and restructuring.

We have accrued for the proportion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan. Management’s judgment is required to determine these probabilities.

Factors Affecting Our Results of Operations

Business Environment

The market for our services depends upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies and we expect to see a continued expansion of demand in fiscal year 2005 for its services, with this trend continuing over the next few years. This trend is evident in the high numbers of invitations to tender received by us, as well as the increasing level of our order backlog.

Tendering Strategy

We were less successful in fiscal year 2003 than in previous years in winning new contracts to replenish our order book, which resulted in a reduction of 16% in revenue in fiscal year 2004 as compared to 2003. This is partly attributable to the more stringent tendering practices adopted in fiscal year 2003 as described in “—Revisions of Estimates on Major Projects” below, as well as other competitive factors.

Seasonality

Over the past three years, a significant portion of our revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these regions usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, in waters offshore West Africa, where optimal weather conditions exist from October to April, most offshore operations are scheduled for that period. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are deferred.

Ship Utilization

Our results are materially affected by our ability to optimize the utilization of our ships in order to earn revenues. The following table sets forth the average ship utilization by year for our fleets of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and trunkline barges and anchor ships. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project-related work during a year by 350 days, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

Utilization Rate For the year ended November 30,	2004	2003	2002
Deepwater and heavy construction ships	84	77	80
Light construction and survey ships	80	54	61
Trunkline barges and anchor ships	52	63	48

The utilization of deepwater and heavy construction ships is the most significant in terms of impact on our performance. Utilization of these ships increased in 2004 primarily as a result of two factors: the Seaway Explorer, which had only 72% utilization during fiscal year 2003, was sold in fiscal year 2004, and the Discovery had 100% utilization during fiscal year 2004 due to a large volume of activity in West Africa.

The utilization of light construction and survey ships has improved significantly since fiscal year 2003. This is attributable to the fact that two vessels with low utilization rates during fiscal year 2003, the Seaway Pioneer and the Seaway Rover, were sold during fiscal year 2004 and the fact that the Seaway Legend had 100% utilization in fiscal year 2004 as compared to 54% utilization during fiscal year 2003.

Trunkline barges’ and anchor ships’ utilization declined during fiscal year 2004 because:

•	The LB 200 was not utilized during fiscal year 2004 as compared to 75 days of utilization during fiscal year 2003. The barge was in dry-dock in preparation for a large quantity of work in hand on the Langeled project for fiscal years 2005 and 2006;

•	The DLB 801 had only 104 days of utilization during fiscal year 2004 as compared to 200 days during fiscal year 2003. This was partially attributable to the dry-docking necessitated by the repairs to the stinger (the structure that hangs off the bow of the ship and supports the pipe being laid) following an operational incident in August 2004;

•	Activity for the cargo barges in West Africa was reduced because of timing differences where barges released from projects were not immediately required on subsequent projects; and

•	The Annette was sold in January 2004.

There was a progressive decline in utilization during the three years prior to fiscal year 2004, which we reflected in the impairment charges recorded in the fourth quarter of fiscal year 2003, and that was addressed by the ship disposal program. The general improvement in 2004 utilization reflects the success of this program.

During fiscal year 2005, we expect the utilization rates for trunkline barges and anchor ships to show a slight decline. While the LB 200 will be actively deployed during fiscal year 2005, the utilization of cargo barges in West Africa is expected to continue to decline. The deepwater and heavy construction ship utilization during fiscal year 2005 is also expected to be lower, mainly because the Seaway Condor and the Seaway Harrier are scheduled for dry-docking during fiscal year 2005. Light construction and survey utilization is expected to be lower during fiscal year 2005 due to the Seaway Legend having less work compared to fiscal year 2004.

Ship Scheduling

Our performance can be adversely affected by conflicts in the scheduled utilization of our key ships and barges. These can be caused by delays in releasing ships from projects on schedule due to additional client requirements, overruns and breakdowns. Conflicts can also arise from commercial decisions concerning the utilization of assets after work has been tendered and contracted for. The requirement to substitute ships or barges can adversely affect the results of the projects concerned.

Maintenance and Reliability of Assets

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts, which are scheduled to utilize the same assets. We operate a scheduled maintenance program in order to keep all assets in good working order, but despite this breakdowns can occur. In August 2004, an equipment failure involving the stinger of the DLB 801 resulted in significant increased costs and exposure to liquidated damages, both on the barge’s current project (Angostura) and subsequent work. Another area of project performance that can affect results is slower than expected pipelaying rates, as experienced recently by the Seaway Polaris on the Bonga project.

Revisions of Estimates on Major Projects

During the course of major projects, adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion, are often required as the work progresses under the contract, and as experience is gained, even though the scope of work required under the contract may not change. These revisions to estimates will not result in restating amounts in previous periods, as they are continuous and characteristic of the process.

We revise our estimates monthly on the basis of project status reports, which include an updated forecast of the cost to complete each project. Additional information that enhances and refines the estimation process is often obtained after the balance sheet date but before the issuance of the audited financial statements. Such information will be reflected in the audited financial statements, unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

In fiscal year 2004, there was a positive impact of $12.5 million attributable to revisions of estimates on major projects, as compared to a $216.0 million negative impact in fiscal year 2003 and a negative impact of $58.8 million in fiscal year 2002. There were improvements on a large number of projects, which were partially offset by negative revisions to estimates in connection with two major projects, which are included among the significant projects discussed below:

•	$32.3 million of losses were recorded during the third and fourth quarters of 2004 on the $56.0 million lump sum Conventional project offshore Trinidad and Tobago (NAMEX region) for BHP Billiton (the “Angostura project”). The offshore phase of the project started in April 2004, and the project was scheduled to be completed in the fourth quarter of 2004. However, due to an equipment failure in August 2004 involving the stinger on the DLB 801, the project was significantly delayed. The delays resulted in cost overruns for subcontractors, additional ship and equipment costs, and potential enforcement of liquidated damages of $5.1 million payable by us to our customer, due to the delays in the project schedule. These delays meant that the work had to be performed when the weather offshore Trinidad was particularly severe, which caused additional delays and slower production than normal. The project was 15% complete as at November 30, 2003 and 74% complete as at November 30, 2004;

•	$12.9 million of losses were reported in 2004 on the $240.0 million lump sum Conventional project offshore Angola (AFMED region) for Chevron Texaco (the “Sanha Bomboco project”). In the second quarter of fiscal year 2004, we recognized losses due to unanticipated additional costs for hook-up and commissioning. These additional costs were only partly offset by settlements of variation orders, claims and milestone payments in the fourth quarter of fiscal year 2004. Offshore operations were completed in the fourth quarter of fiscal year 2004. As at November 30, 2003 the project was 72% complete, and as at November 30, 2004 it was 99% complete. We also recorded a $41.5 million negative revision to estimated costs on this project in fiscal year 2003;

•	$13.7 million of improvements were reported in 2004 on the $125.0 million lump sum Conventional project (the “Yokri project”) offshore Nigeria (AFMED region), executed jointly with a local partner for Shell Petroleum Development Company (“SPDC”), acting on behalf of itself and partners, including the Nigerian National Oil Company. The improvement was mainly due to settlement of variation orders and claims in the fourth quarter of fiscal year 2004. This project was 87% complete as at November 30, 2003 and 96% complete as at November 30, 2004;

•	$11.6 million of improvements were reported in 2004 on the $55.0 million lump sum SURF project offshore Norway (NEC region) for Total (the “Skirne Byggve project”). In the second and third quarters of fiscal year 2004, we released provisions made in fiscal year 2003 for rectification of technical problems encountered due to lower expenses than expected. As at November 30, 2003, the project was 99% complete, and as at November 30, 2004, it was 100% complete. We also recorded a $13.1 million negative revision to estimated costs on this project in fiscal year 2003;

•	$6.7 million of improvements were reported in 2004 on the $60.0 million lump sum SURF project offshore United Kingdom (NEC region) for ConocoPhillips (UK) Limited (the “Conoco CMS3 project”). In the third quarter of fiscal year 2004, we received settlement of claims dating back from 2002. As at November 30, 2003, the project was 99% complete, and as at November 30, 2004, it was 100% complete. We also recorded $4.8 million and $0.8 million negative revisions to estimated costs on this project in fiscal years 2002 and 2003 respectively; and

•

$12.9 million in favorable revisions were recorded on the three other Legacy Projects, namely the Burullus, Bonga and OGGS projects. These improvements were the result of negotiations with the clients to close out and settle outstanding variation orders and claims, most of them in the last quarter of fiscal year 2004. Burullus and OGGS were physically completed in 2003, while the Bonga project was 93% complete overall as at November 30, 2003, and the operational offshore phase was 100% complete as at November 30, 2004. We recorded a total of $148.8 million of negative revisions on these projects during fiscal year 2003, including $67.8 million on the Bonga project, $51.7 million on the Burullus project and $29.3 million on the OGGS project.

To minimize the potential for future negative revisions such as those defined above, we have modified our estimating, tendering and contracting procedures to reduce the amount of unanticipated costs and improve our ability to recover costs from our customers. Greater selectivity is exercised in choosing which tenders to respond to, and a thorough analysis of the commercial and operational risks as well as a detailed tender budget is prepared to facilitate the decision to tender. Careful consideration is given to vessel schedule conflicts and to the current backlog to ensure we have sufficient resources to perform our obligations.

Under these revised procedures, when a target project is identified by our regional marketing staff, the decision to prepare and submit a competitive bid is taken by our management in accordance with delegated authority limits. We prepare cost estimates on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our minimum commercial standards and market conditions. Before the tender package is submitted to the client, we undertake a detailed review of the project. This review is performed by a dedicated tender team comprised of our regional or Group functional departments including technical, legal and finance. Major project tenders are also subject to approval by our senior management, and very large tenders are subject to approval by the Chief Operating Officer, the Chief Executive Officer or our Board of Directors. The information required to be contained in the internal review packages is uniform across the group to allow management to consistently weigh the risks and benefits of tenders for various projects. We have established a separate estimating department in the AFMED region to centralize the expertise in making reasonably dependable estimates of contract revenues and contract costs.

Our policy is not to undertake variations to work scope without prior agreement of scope, schedule and price. The tender board for each tender decides whether or not to deviate from this policy.

Businesses and Assets Offered for Sale

As a part of our new strategic focus, in fiscal year 2003 we identified a number of assets and businesses which we no longer considered essential to be owned or performed by us to execute core operations. We commenced a divestment program in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

The business and assets which were offered for sale as at November 30, 2004 are described below:

•	Paragon Engineering Services, Inc. located in the U.S.: Our interest in this engineering business, which was acquired in fiscal year 2001, was sold effective January 19, 2005 to a subsidiary of AMEC plc., resulting in a gain of $2.1 million;

•	National Hyperbaric Centre in Aberdeen, Scotland: This center provides facilities for hydrostatic testing, saturation systems and decompression chambers. We sold the center on December 2, 2004 for proceeds of $2.3 million. This resulted in a gain of $1.3 million. We intend to continue contracting for the center’s services as necessary;

•	The property at Handil, East Kalimantan, Indonesia: This property is used as an operations base and comprises land, buildings and certain equipment and was previously operated by PT Komaritim. As part of the agreement, we are entitled to use certain areas free of charge until January 2008. The Handil property was sold on January 10, 2005 to PT Meindo with proceeds of $1.8 million, resulting in a gain of approximately $0.9 million; and

•	ROV—Scorpio 20, located in Scotland: We sold this ROV on February 2, 2005 with proceeds of $0.6 million, for no gain or loss.

Certain of our trenching and ploughing assets have been identified for disposal because of underutilization. Negotiations with a prospective buyer are ongoing and we expect a sale will be concluded later in fiscal year 2005.

Exchange Rates

We report our financial results in U.S. dollars. We have foreign currency denominated expenses, assets and liabilities. As a consequence, movements in exchange rates can affect our profitability, the comparability of our results between periods and the carrying value of its assets and liabilities. Our major foreign currency exposures are to the Euro, British pound sterling and Norwegian kroner.

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect its profitability. The majority of our net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries within the NAMEX, SAM and AME regions. In the AFMED and NEC regions, the functional currencies are the Euro, Norwegian kroner, Canadian dollar, U.S. dollar and the British pound sterling. Our exposure to currency rate fluctuations results from its net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in the AFMED and NEC regions. We are also exposed to fluctuations in several other currencies resulting from operating expenditures and significant one-off, non project related transactions such as capital expenditures. With the exception of the AFMED region, and to a lesser extent the NEC region, our operating expenses are generally denominated in the same currency as associated revenues, thereby mitigating the impact of exchange rate movements on operating profit. Where revenues are in different currencies from the related expenditures, our policy is to use derivative instruments to hedge the foreign exchange exposure. See “—Critical Accounting Policies—Accounting for Derivatives” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk.” This was not possible in most of fiscal year 2004, due to the unavailability of the necessary credit facilities.

In addition, even where revenues and expenses are matched, we must translate non-U.S. dollar denominated results of operations, assets and liabilities to U.S. dollars to prepare our consolidated financial statements. To do so, balance sheet items are translated into U.S. dollars using the relevant exchange rate at the fiscal year-end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect our reported results of operations and the value of assets and liabilities in our consolidated balance sheets even if our results of operations or the value of those assets and liabilities has not changed in their original currency.

As at November 30, 2004, we did not hold a significant number of derivative instruments as foreign exchange lines were in the process of being renegotiated following the refinancing of our existing credit facilities in November 2004. As a result, we had a significant exposure to future foreign exchange fluctuations, as discussed in Item 11. “Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk Management.” However, trading lines have now been made available to us and in December 2004 we hedged a significant part of our foreign exchange exposures for the following 12 months. In addition, part of our forecasted exposure in Euro for a further 12 months has been hedged.

Impairment Charges

We recognized aggregate impairment charges of $9.4 million in fiscal year 2004 in respect of our tangible fixed assets. As discussed in “—Results of Operations—Consolidated Results—Impairment of Tangible Fixed Assets” below, the charge in fiscal year 2003 was $176.6 million.

Results of Operations

Identification of Major Projects

Project Name	Description
Amenam II	A lump sum Conventional project offshore Nigeria (AFMED region), to be executed during 2004 to 2006 for Total Nigeria/Elf Petroleum Nigeria Ltd.

Angostura	A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), to be executed during 2003 to 2005 for BHP Billiton.

Arthur	A lump sum SURF project offshore United Kingdom (NEC region), executed during 2004 for Mobil North Sea Ltd.

Benguela Belize	A lump sum Conventional project offshore Angola (AFMED region), to be executed during 2003 to 2005 for Chevron Texaco Overseas Petroleum

Bonga	A lump sum SURF project offshore Nigeria (AFMED region), executed during 2001 to 2004 for Shell Nigeria (“SNEPCO”).

Burullus	A lump sum SURF project offshore Egypt (AFMED region), executed during 2001 to 2003 for the Burullus Gas Company.

Casino	A lump sum SURF project offshore Australia (AME region), to be executed during 2005 to 2006 for Santos Ltd.
Clair	A lump sum SURF project offshore United Kingdom (NEC region), executed during 2004 for BP Exploration Operating Company Limited.

Conoco CMS3	A lump sum SURF project offshore United Kingdom (NEC region), executed during 2001 to 2003 for ConocoPhillips (UK) Ltd.

Dolphin Deep	A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), to be executed during 2004 to 2005 for BG International Limited.

Draugen	A day-rate IMR project offshore Norway (NEC region), executed during the period 1993 to 2004 for A/S Norske Shell.

Duke Hubline	A combined lump sum and day-rate Conventional project in the United States (NAMEX region), executed during 2002 to 2003 for Algonquin Gas Transmission Company, a subsidiary of Duke Energy Field Services LLC.

Endeavour	A lump sum SURF project offshore United Kingdom (NEC region), executed during 2003 and 2004 for BP Exploration Operating Company Limited.

Erha	A lump sum SURF project offshore Nigeria (AFMED region), to be executed during 2002 to 2006 for ExxonMobil Nigeria.

Girassol	A lump sum SURF project offshore Angola (AFMED region), executed during 1998 to 2003 for a consortium led by Total Angola. This project was performed as a joint venture with Saipem S.A.

Greater Plutonio	A lump sum SURF project to be executed during 2004 to 2007 for BP Angola BV. This project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development of Bloc 18 offshore Angola (AFMED region).

Langeled	A lump sum Trunkline project offshore Norway (NEC region), to be executed during 2004 to 2006 for Statoil. This project involves the laying of a 900 km large diameter trunkline from the Ormen Lange field in the Norwegian sector of the North Sea to the east coast of southern United Kingdom.

Project Name	Description

Legacy Projects	The term “Legacy Projects” is used to identify a series of loss-making projects contracted for before the change of management in 2003. It refers to the Burullus, OGGS, Bonga, Sanha Bomboco, Yokri and Duke Hubline projects.

NGC-Bud	A lump sum Conventional project offshore Trinidad and Tobago (NAMEX region), to be executed during 2004 to 2005 for NGC.

OGGS	A lump sum Conventional offshore gas gathering system project offshore Nigeria (AFMED region), executed during 2002 to 2004 for Shell Petroleum Development Company of Nigeria Limited (“SPDC-Nigeria”), acting on behalf of itself and partners, including the Nigerian National Oil Company.

Sakhalin	A lump sum SURF project offshore Russia (AME region), to be executed during 2004 to 2005 for Nippon Steel Corporation.

Sanha Bomboco	A lump sum Conventional project offshore Angola (AFMED region), executed during 2002 to 2004 for Chevron Texaco led by Cabinda Gulf Oil Company.

Skirne Byggve	A lump sum SURF project offshore Norway (NEC region), executed during 2002 to 2003 for Total.

Vigdis Extension	A lump sum SURF project offshore Norway (NEC region), executed during 2002 to 2003 for Statoil and Norsk Hydro.

Yokri	A lump sum Conventional project offshore Nigeria (AFMED region), executed during 2001 to 2004 jointly with a local partner for SPDC-Nigeria, acting on behalf of itself and partners, including the Nigerian National Oil Company.

Business Segment Results

The following tables show annual net operating revenue, operating expense and net income (loss) before tax (after minority interests) for each of our business segments for the past three fiscal years.

For the year ended November 30, (in millions)	2004	%	2003	%	2002	%
	$		$		$
Net operating revenue
AFMED	536.0	43.2	673.8	45.4	702.7	48.9
NEC	341.7	27.5	387.6	26.2	335.6	23.3
NAMEX	170.6	13.7	200.6	13.5	190.5	13.3
SAM	55.0	4.4	56.0	3.8	52.0	3.6
AME	31.9	2.6	26.8	1.8	25.7	1.8
Corporate	106.7	8.6	137.5	9.3	131.0	9.1

Total	1,241.9	100.0	1,482.3	100.0	1,437.5	100.0

For the year ended November 30, (in millions)	2004	%	2003	%	2002	%
	$		$		$
Operating expense
AFMED	477.8	42.5	839.8	53.7	681.9	49.7
NEC	287.2	25.4	343.0	21.9	307.2	22.4
NAMEX	213.7	18.9	208.9	13.3	193.0	14.0
SAM	41.0	3.6	34.6	2.2	40.5	2.9
AME	26.4	2.3	26.8	1.7	23.6	1.7
Corporate	82.9	7.3	113.5	7.2	128.2	9.3

Total	1,129.0	100.0	1,566.5	100.0	1,374.4	100.0

For the year ended November 30, (in millions)	2004	2003	2002
	$	$	$
Net income (loss) before tax
(after minority interests)
AFMED	27.0	(285.2)	(36.6)
NEC	46.1	23.1	10.9
NAMEX	(49.3)	(32.3)	(116.0)
SAM	11.3	18.2	5.5
AME	2.5	(6.5)	(3.4)
Corporate	(23.3)	(136.0)	(4.1)

Total	14.3	(418.7)	(143.7)

Africa and the Mediterranean Region (AFMED)

Net Operating Revenue

AFMED’s net operating revenue decreased in fiscal year 2004 by $137.8 million to $536.0 million. The reduction is mainly due to completion of the OGGS project for SPDC and the Girassol project for Total Angola, which were not replaced by contracts of similar size. This was partly due to a decision taken in 2003 to reduce the region’s workload to a level more aligned to its capacity in terms of assets and other resources. The main drivers for the AFMED revenue were the Bonga project for SNEPCO, Sanha Bomboco and Benguela Belize for Chevron Texaco, Erha for Exxon Mobil and Amenam II for Total Nigeria/Elf Petroleum Nigeria Ltd., generating 73% of the revenues for fiscal year 2004. From May 31, 2004, the Sonamet and Sonastolt joint ventures were consolidated and accounted for $33.6 million or 7.5% of AFMED’s revenues for the second half of the fiscal year. The offshore phase of each of the Bonga and Yokri projects was completed in the last quarter of fiscal year 2004, and significant additional revenue was recognized upon the settlement of variation orders and claims on these contracts. Net operating revenue in fiscal year 2003 decreased by $28.9 million to $673.8 million, from $702.7 million in fiscal year 2002. The revenue level in 2003 remained high due to the continued high level of activity in West Africa on the major Conventional and SURF projects (OGGS, Yokri, Bonga and Sanha Bomboco). Revenue for fiscal year 2005 is expected to be higher than in 2004 mainly due to our $550 million share in the Greater Plutonio project awarded in February 2004 for execution during 2004 to 2007, and full year operations on the Amenam II, Benguela Belize and Erha projects.

Operating Expense

AFMED’s operating expense in fiscal year 2004 was $477.8 million, down by $362.0 million compared to $839.8 million in fiscal year 2003. The reduction relates to completion of Legacy Projects and lower activity levels in the AFMED region in fiscal year 2004. Operating expense in fiscal year 2003 was exceptionally high, at $839.8 million compared to operating expenses in fiscal year 2002 of $681.9 million. This reflects the high level of provisions recorded on loss-making Legacy Projects, particularly on the Sanha Bomboco project, where difficulties were encountered in completing the hook-up phase. Additionally, the operating expenses of Sonamet and Sonastolt were included for the first time. These expenses were $7.8 million in the aggregate for the third and fourth quarters of fiscal year 2004. The level of operating expense for 2005 is expected to increase due to increased activity levels in the AFMED region, mainly related to the Greater Plutonio project.

Net Income (Loss) Before Tax

In fiscal year 2004, AFMED reported a net profit before tax of $27.0 million as compared to a loss of $285.2 million in fiscal year 2003. This is mainly due to favorable settlements achieved in the fourth quarter on the Legacy Projects Bonga and Yokri. The net result before tax for fiscal year 2002, was a loss of $36.6 million. This degradation in trading performance in 2003 mainly related to $65.1 million of fixed asset impairments together with negative revisions totaling $190.3 million, on four large loss-making Legacy Projects, namely OGGS, Sanha Bomboco, Bonga and Burullus. We believe that AFMED’s prospects for fiscal year 2005 are better than in fiscal year 2004, as all remaining legacy contracts have been operationally completed.

Northern Europe and Canada Region (NEC)

Net Operating Revenue

NEC’s net operating revenue decreased by $45.9 million to $341.7 million in fiscal year 2004 from $387.6 million in fiscal year 2003. The reduction was mainly in SURF activity in the Norwegian sector of the North Sea, following completion of the Vigdis Extension and Skirne Byggve projects in 2003, which were not replaced by contracts of the same magnitude. SURF activity in the U.K. sector increased mainly due to the Arthur project for Mobil North Sea Ltd. and the Clair and Endeavour projects for BP. IMR-related revenues in the Norwegian sector were higher in 2004 than 2003 due to increased activity on the Shell Draugen project. Net operating revenue increased to $387.6 million in fiscal year 2003 from $335.6 million in fiscal year 2002. The increased revenues in fiscal year 2003 were mainly from the additional SURF activity in the Norwegian sector for the Vigdis Extension and the Skirne Byggve projects. In 2002, there were no significant Conventional lump sum or pipelay projects in this region.

We expect NEC’s overall revenue in fiscal year 2005 to be higher than in fiscal year 2004 due to the start-up of the first offshore phase of the Langeled project. This is a two year Trunkline project awarded in the first half of fiscal year 2004 and involves laying a 900 km trunkline from the Norwegian sector in the North Sea to the east coast of southern United Kingdom.

We expect IMR-related activity to be lower than in fiscal year 2004, mainly due to completion of the frame agreement with Shell Norway on the Draugen project.

Operating Expense

Operating expense in fiscal year 2004 decreased by $55.8 million to $287.2 million compared to $343.0 million in fiscal year 2003, reflecting the reduced level of activity in the NEC region. NEC’s operating expense in fiscal year 2003 was $343.0 million compared to operating expense in fiscal year 2002 of $307.2 million. We are expecting the level of operating expense for 2005 in the NEC region to increase proportionally with the increased activity levels, mainly related to the Langeled project.

Net Income (Loss) Before Tax

In fiscal year 2004, NEC reported net profit before tax of $46.1 million as compared to $23.1 million in fiscal year 2003. This increase is mainly due to better than expected ship utilization on the Draugen project; the release of costs accrued in fiscal year 2003 for rectifying technical problems on the Skirne Byggve project due to lower than expected expenses; settlement of claims from 2002 on the Conoco CMS3 project; and high levels of activity on a new joint venture with Subsea 7 (“EPIC JV”). On the Arthur project for Mobil North Sea Ltd., problems were experienced during trenching due to difficult seabed soil conditions, weather and umbilical damage, which resulted in losses of $10.0 million. The net result before tax for fiscal year 2003 was a profit of $23.1 million compared with $10.8 million in fiscal year 2002. The 2003 result included a provision for losses on the Skirne Byggve project. We anticipate that the net income before tax for fiscal year 2005 of the NEC region will remain high, but will be more comparable with the level attained in fiscal year 2003 than in fiscal year 2004.

North America and Mexico Region (NAMEX)

Net Operating Revenue

NAMEX’s net operating revenue in fiscal year 2004 decreased by $30.0 million to $170.6 million compared to $200.6 million in fiscal year 2003. The major portion of the reduction was due to Conventional projects, which were not replaced by new projects of similar magnitude following the completion of the Duke Hubline project in 2003. The revenues in fiscal year 2004 from the Angostura project in Trinidad and Tobago were less than originally expected due to delays caused by mechanical problems with the DLB 801. The level of SURF activity was higher than the previous year due to the Seaway Kestrel being transferred to the NAMEX region. IMR activity levels in fiscal year 2004 were at the same levels as in fiscal year 2003 due to repair work throughout the fourth quarter in fiscal year 2004 as a result of damage to offshore installations from Hurricane Ivan in the Gulf of Mexico. Net operating revenue in fiscal year 2003 increased to $200.6 million from $190.5 million in fiscal year 2002. The increase reflected activity from the Duke Hubline project in the Conventional segment, offset by lower SURF activity due to lack of a dedicated ship in the NAMEX region. We expect NAMEX’s net operating revenue for fiscal year 2005 to be higher than for fiscal year 2004, because of the high level of activity for the DLB 801 on Conventional projects in Trinidad and Tobago despite a planned dry-docking during the year.

Operating Expense

Operating expense in fiscal year 2004 was $213.7 million, a marginal increase compared to $208.9 million in fiscal year 2003. The costs reflected a mechanical problem with the DLB 801 on the Angostura project. The resulting delays in the project resulted in an amount of $5.1 million being recorded for liquidated damages. It also meant that work was performed under more difficult weather conditions in Trinidad, which resulted in additional costs being incurred. NAMEX’s operating expense in fiscal year 2003 was $208.9 million compared to operating expenses in fiscal year 2002 of $193.0 million. The activity level for 2005 is expected to be higher, mainly related to the Conventional business segment. As the projected loss at completion on the Angostura and NGC-Bud projects has been provided for in fiscal year 2004, operating expense is expected to be lower in fiscal year 2005.

Net (Loss) Income Before Tax

Net loss before tax for NAMEX was $49.3 million in fiscal year 2004, compared to a net loss of $32.3 million in fiscal year 2003. The majority of this loss was incurred in the Conventional business segment and is attributable to the Angostura and NGC-Bud projects in Trinidad and Tobago caused by equipment failure on the DLB 801 barge. In addition, a significant underutilization of some of the major regional assets was caused by the delay on the Angostura project. The net loss before tax for fiscal year 2003 of $32.3 million, included $12.4 million of tangible fixed assets impairment charges and losses in the Conventional business segment, specifically on the Duke Hubline project where unexpected weather conditions, poor subcontractor performance and changes in site conditions resulted in disputes over the level of charges invoiced to the customer on a cost-plus basis. This net loss for fiscal year 2003 compared to a net loss of $116.0 million in fiscal year 2002, which included a goodwill write-off of $103.0 million. We expect NAMEX’s net results for fiscal year 2005 to be better than fiscal year 2004, which includes charges of $36.3 million associated with the loss-making contracts in Trinidad.

South America Region (SAM)

Net Operating Revenue

SAM’s net operating revenue decreased marginally in fiscal year 2004 by $1.0 million to $55.0 million compared to $56.0 million in fiscal year 2003. This decrease in revenue is mainly related to the sale of the ROV drill support business in February 2004. The ship utilization on the two long-term charter contracts operating in the region continued to be high during 2004. Net operating revenue in fiscal year 2003 increased to $56.0 million from $52.0 million in fiscal year 2002 due to very high ship utilization under the long-term contracts operating in the SAM region, as well as good performance on the other regional assets, including the contracts for ROV drill support and survey.

We expect net operating revenue for 2005 to be lower than fiscal year 2004 because both Seaway Condor and Seaway Harrier will be taken off the long-term contract due to scheduled dry-docking. The long-term contract for the hire of the Seaway Harrier by Petrobras is due for renewal in 2005.

Operating Expense

SAM’s operating expense in fiscal year 2004 was $41.0 million, an increase of $6.4 million as compared to $34.6 million in fiscal year 2003. This increase is mainly related to thruster issues experienced on both the

Seaway Condor and Seaway Harrier in the fourth quarter of fiscal year 2004 and recorded employee-related provisions of $2.3 million in respect of claims from former employees and social security payments. Operating expense in fiscal year 2003 was $34.6 million compared to operating expense in fiscal year 2002 of $40.5 million. We are expecting the level of operating expense to be lower in fiscal year 2005 in line with the lower level of activity as described above.

Net Income (Loss) Before Tax

Net profit before tax for SAM was $11.3 million in fiscal year 2004, a decrease of $6.9 million from fiscal year 2003. This decrease is principally attributable to the $6.4 million increase in operating expense referred to above. The profit for fiscal year 2003 of $18.2 million increased by $12.7 million from fiscal year 2002 primarily due to exceptionally favorable operating conditions. Net income in SAM for fiscal year 2005 is expected to be lower than in fiscal year 2004 due to both the Seaway Condor and Seaway Harrier being taken off the long-term contract due to scheduled dry-docking, including the upgrading of the Seaway Harrier.

Asia and the Middle East Region (AME)

Net Operating Revenue

AME’s net operating revenue increased in fiscal year 2004 by $5.1 million to $31.9 million from $26.8 million in fiscal year 2003, due to increased levels of business. The majority of the revenue in fiscal year 2004 continued to be derived from shallow water IMR, Conventional and survey projects in Indonesia, where the activity levels were still lower than expected. Net operating revenue in fiscal year 2003 increased marginally by $1.1 million to $26.8 million from $25.7 million in fiscal year 2002 due to lower than expected activity levels in fiscal year 2002. We expect revenues in AME for fiscal year 2005 to be higher than those experienced in the last three fiscal years due to the award of the Casino project, and the relocation of the Seaway Hawk to the AME region. In addition, we have continued to expand and strengthen its AME region operations commercially in order to take advantage of the opportunities offered by the growing SURF market.

Operating Expense

AME’s operating expense in fiscal year 2004 was $26.4 million, marginally reduced by $0.4 million compared to $26.8 million in fiscal year 2003. Operating expense in fiscal year 2003 was $26.8 million compared to operating expense in fiscal year 2002 of $23.6 million. The operating expense for 2005 is expected to increase due to the execution of the Casino project.

Net Income (Loss) Before Tax

AME’s net result before tax for fiscal year 2004 was a profit of $2.5 million, compared to a net loss before tax of $6.5 million in the previous year. This is mainly attributable to a higher volume of overall activity in Indonesia compared to 2003, which has resulted in high utilization of certain regional assets, and also strong margins on IMR projects. The deterioration in the net loss to $6.5 million in fiscal year 2003 from a net loss of $3.4 million in 2002 was mainly due to the low volume of activity in Indonesia which led to an underutilization of certain assets as well as competitive pricing pressures, which depressed project margins. We recognize that the entrance into the SURF market in this region will not be simple and therefore expect that the net results in fiscal year 2005 will remain close to break-even.

Corporate

Net Operating Revenue

Net operating revenue was significantly reduced in fiscal year 2004 by $30.8 million to $106.7 million from $137.5 million in fiscal year 2003. This was due to the sale of Serimer DASA in the second quarter of 2004 and Paragon Litwin in the third quarter of 2004.

Net operating revenue increased marginally in fiscal year 2003 to $137.5 million from $131.0 million in 2002. This increase was attributable to higher sales achieved by Serimer DASA on offshore welding work for customers other than us and stable revenue levels in the Paragon Companies. As our interest in Paragon Engineering Services, Inc. was sold during the first quarter of 2005 we expect Corporate’s net operating revenue prospects for fiscal year 2005 to decrease since it will only reflect the revenues related to Paragon Engineering Services, Inc. up to the date of its sale in January 2005.

Operating Expense

The Corporate segment’s operating expense in fiscal year 2004 was $82.9 million, down by $30.6 million compared to $113.5 million in fiscal year 2003. The decrease reflected the sale of Serimer DASA in the second quarter and Paragon Litwin in the third quarter of 2004. Operating expense in fiscal year 2003 was $113.5 million compared to operating expenses in fiscal year 2002 of $128.2 million. The operating expense for 2005 is expected to decrease due to the non-inclusion of Serimer DASA and the Paragon Companies.

Net (Loss) Income Before Tax

Corporate reported a net loss before tax for fiscal year 2004 of $23.3 million, compared to a net loss before tax of $136.0 million in fiscal year 2003. The main reasons for the loss in 2004 were asset write-offs of $4.2 million related to trenching ploughs, asset underutilization mainly related to the LB 200 which was not utilized in 2004, external consultancy fees of $19.0 million in relation to our financial restructuring (excluding capitalized debt issuance costs relating to the $350 million revolving credit facility) and a $4.0 million provision relating to the KSRP. Corporate reported a net loss before tax for fiscal year 2003 of $136.0 million compared with a net loss before tax of $4.1 million in fiscal year 2002. The increased loss in fiscal year 2003 was related to $99.0 million in impairment charges on some of the major ships, (notably the Seaway Kestrel and the Seaway Explorer) and mobile assets; the ship-mounted radial friction welding system; $10.0 million in our share of losses from the NKT Flexibles joint venture investment; $4.5 million in restructuring charges; external fees regarding financial restructuring; and asset under-recovery. We expect net income before tax for Corporate for fiscal year 2005 to be positive, mainly related to high utilization of the Seaway Eagle and the Seaway Falcon, which are dedicated as Group assets.

Consolidated Results

Net Operating Revenue

Net operating revenue decreased to $1,241.9 million in fiscal year 2004 from $1,482.3 million in fiscal year 2003, as we executed the reduced backlog brought forward from the previous year, and disposed of Serimer DASA and Paragon Litwin. Net operating revenue in fiscal year 2003 increased slightly to $1,482.3 million from $1,437.5 million in fiscal year 2002. This reflected major projects in NEC and AFMED. Revenue in fiscal year 2005 is expected to be higher than in fiscal year 2004, reflecting the increased level of backlog as at November 30, 2004 and the inclusion of a full year’s revenue from the Sonamet and Sonastolt entities, which will be offset by the exclusion of revenue of Serimer DASA and the Paragon Companies.

Equity in Net Income of Non-consolidated Joint Ventures

Equity in net income of non-consolidated joint ventures in fiscal years 2004, 2003 and 2002 was as follows:

Period ended November 30, (in millions)	2004	2003	2002
	$	$	$
NKT Flexibles I/S	(5.0)	(10.0)	(14.0)
Mar Profundo Girassol (“MPG”)	(3.1)	(0.8)	(1.2)
Sonamet/Sonastolt	7.0 (a)	4.9	7.1
Seaway Heavy Lifting JV	5.9	3.2	2.7
Stolt/Subsea 7	3.5	4.0	10.3
Kingfisher D.A.	0.6	(0.9)	0.4
Dalia FPSO	(1.7)	—	—
EPIC	7.8	—	—

Total	15.0	0.4	5.3

(a)	Excludes Sonamet and Sonastolt data for the 6 months ended November 30, 2004.

This increase in 2004 to $15.0 million in fiscal year 2004 from $0.4 million in 2003 was largely due to the successful first year of operation of the new EPIC JV with Subsea 7 on the Ekofisk field, which contributed $7.8 million. There was also an improved contribution of $5.9 million from SHL, where the heavy lift barge Stanislav Yudin had an extended period of high utilization in the Arabian Gulf. The Subsea 7 joint venture, whose contract covers IMR work on various fields in the Norwegian sector of the North Sea, continued to deliver a high level of performance in fiscal year 2004, although reduced by 12.5% compared to 2003. In addition, the results for fiscal years 2003 and 2002 were negatively impacted by our share of losses of $10.0 million and $14.0 million from the investment in NKT Flexibles. These included losses of $6.6 million and $8.1 million in 2003 and 2002 respectively, in respect of our share of tangible fixed asset impairments. See “—Results of Operations—Consolidated Results—Impairments of Tangible Fixed Assets”.

The increases in 2004 were offset by the exclusion of the results of Sonamet and Sonastolt in the third and fourth quarters of fiscal year 2004—the results of these two Angolan ventures for that period are included in our Consolidated Statements of Operations from May 31, 2004 onwards. There were continuing losses on the MPG joint venture, resulting from a reassessment of MPG’s exposure under the repair claim from its customer, and the Dalia FPSO joint venture has yet to report a profit on the FPSO topsides construction contract.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses in fiscal year 2004 were $118.4 million, compared to $102.5 million and $89.7 million in fiscal years 2003 and 2002, respectively. The increase in fiscal year 2004 was mainly due to external advisors’ fees of $19.0 million incurred in connection with the completion of the financial restructuring program as well as $4.0 million relating to the KSRP.

As a condition of the new $350 million revolving credit facility, an agreement that was finalized in fiscal year 2004, the banks required us to put in place a KSRP in order to secure the services of certain senior executives through to the first quarter of fiscal year 2007. The KSRP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. We have accrued in 2004 for the proportion of compensation expense relating to the service period completed to date, taking into account the probability of the performance conditions being met over the period of the plan. The total cost of the KSRP recorded in 2004 was $4.0 million.

The increase in fiscal year 2003 over fiscal year 2002 was mainly due to external advisors’ fees incurred in connection with the financial restructuring program. As discussed in Note 2 to the Consolidated Financial

Statements, the reported amounts for fiscal year 2002 have been reclassified for comparability to reflect the reorganization of our management structure. We reclassified health, safety and environment and quality costs because they are incurred in relation to project work.

Impairment of Tangible Fixed Assets

In accordance with SFAS No. 144, long-lived assets identified as held for use are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We measure assets held for sale at the lower of cost and fair value less cost to sell. In fiscal year 2004 we recorded impairment charges totaling $9.4 million in respect of our tangible fixed assets, as set forth below:

Ships and Other Offshore Equipment—$4.2 million

We recorded an impairment charge of $1.9 million in the second quarter of fiscal year 2004 in respect of the Seaway Explorer on the basis of the negotiations for its sale, which was completed in the third quarter of fiscal year 2004. The carrying values of a number of other assets were reassessed and impairments recorded in the second and third quarters of fiscal year 2004, when market valuations were updated. These included the Saturation Dive System on the Seaway Condor, the Seaway Legend, the Seaway Kestrel, and the Deep MATIS™ system.

Underutilized Mobile Equipment—$5.2 million

During the preparation of the 2005 annual operating budget and three-year plan in October 2004, our senior management reassessed the level of expected future utilization of all its long-lived assets in light of our business strategies. Consequently, we identified a number of assets that are expected to be underutilized. The major items included an ROV, three trenchers and ploughs. We estimated that future cash flows attributable to these assets were less than their carrying values and recorded an impairment charge on the basis of fair value calculations performed by us using discounted cash flows.

In fiscal year 2003, we recognized aggregate impairment charges of $176.6 million. As discussed in Note 10 to the Consolidated Financial Statements, this was made up of: Ships offered for sale ($44.2 million); LB 200 pipelay barge ($55.7 million); radial friction welding system ($42.7 million); other ships and offshore equipment ($28.9 million); and the Lobito Yard assets ($5.1 million). The fiscal year 2002 charge of $4.0 million for impairment of fixed assets was made up of adjustments to the carrying value of several small fixed assets.

Impairment of Goodwill and Other Intangible Assets

We did not record any charges for impairment of goodwill or other intangible assets in fiscal year 2004 or 2003. Goodwill as at November 30, 2004 amounted to $5.3 million in respect of the acquisition of Paragon Engineering Services, Inc. in fiscal year 2001. Our interest in the subsidiary was sold for a gain of $2.1 million on January 19, 2005.

In fiscal year 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led us to perform an impairment review of all goodwill recognized on past acquisitions. As a result, we recorded impairment charges totaling $106.4 million against goodwill, of which $103.0 million related to the entire remaining goodwill on the 1998 acquisition of Ceanic. The remainder of the charge eliminated the outstanding goodwill of $1.8 million on the acquisition of Danco A/S, which holds our investment in NKT Flexibles, and of $1.6 million in respect of our Indonesian subsidiary, PT Komaritim.

Restructuring Charges

We recorded restructuring charges of $2.7 million in fiscal year 2004, although no new initiatives were undertaken. We increased the existing accrual for future rental costs on the office space vacated by Paragon

Litwin by $2.6 million in the AFMED region to reflect the weakness of the local real estate market for subletting these premises (before the end of 2006). Other revisions to estimates were recorded in respect of higher than anticipated professional fees, and lower than expected personnel and redundancy costs.

In fiscal year 2003, restructuring charges of $16.2 million were recorded resulting from the implementation of the new management team’s plan for financial recovery, which included the restructuring of our cost and asset base. The charges included personnel and redundancy costs of $13.2 million due to the reduced staffing levels and real estate costs of $2.7 million, primarily reflecting accrued rental fees in the office space vacated by Paragon Litwin.

The table below illustrates the development of restructuring costs during 2004:

For the fiscal year ended November 30, 2004 (in millions)	Opening balance	Expensed in the year	Released to income	Paid in the year	Other(a)	Closing Balance
	$	$	$	$	$	$
Real estate costs	2.7	2.6	—	(0.9)	0.3	4.7
Personnel and redundancy costs	12.6	0.6	(0.7)	(12.9)	1.0	0.6
Professional fees	0.3	0.3	(0.1)	(0.5)	—	—

Total	15.6	3.5	(0.8)	(14.3)	1.3	5.3

(a)	Includes the effect of exchange rate changes.

There were no restructuring charges in fiscal year 2002.

Gain (Loss) on Sale of Fixed Assets

In fiscal year 2004, the gain of $4.7 million includes $2.0 million from the disposal of the ROV business and $1.1 million from the disposal of ships (the Annette, the Seaway Rover, the Seaway Invincible, the Seaway Pioneer, and the Seaway Explorer). In fiscal year 2003, the loss of $0.3 million resulted from the disposal of surplus equipment in the AME region, and the gain of $8.0 million in fiscal year 2002 represented the gain from the sale of the assets of Big Inch Marine Systems, Inc.

Gain on Sale of Subsidiaries

In fiscal year 2004 the total gain of $25.2 million consists of a gain of $26.1 million from the disposal of Serimer DASA, partially offset by a loss of $0.9 million from the disposal of Paragon Litwin and Paragon Italia S.r.L.

Other Operating Income (Loss), Net

In fiscal year 2004 we recorded other operating gains of $1.4 million compared to other operating losses of $1.1 million in fiscal year 2003 and other operating income of $0.1 million in fiscal year 2002. No significant individual transactions are included in these results.

Net Interest Expense

In fiscal year 2004, net interest expense decreased to $15.9 million from $24.8 million in fiscal year 2003. This reduction resulted from scheduled repayments and restructuring of our then existing credit facilities and the conversion by SNSA of our $50 million subordinated note into 22.7 million Common Shares on 20 April 2004. Also included was a charge of $1.8 million in respect of the retirement in November 2004 of the previous facility. The amount results from the write-off of the unamortized portion of the fees and costs of the setting up of the previous facility. In fiscal year 2003, net interest expense increased to $24.8 million from $18.2 million in fiscal year 2002. This resulted from increased borrowings from SNSA under the $50 million subordinated note, and from the decision to fully draw down our then existing credit facility agreements in August 2003 to assure liquidity during the restructuring process.

Foreign Currency Exchange Gains (Losses)

During fiscal year 2004 we recorded a foreign exchange related gain of $6.2 million compared to a $8.9 million loss in fiscal year 2003. This gain resulted primarily from cash balances held in currencies other than the U.S. dollar.

Income Tax (Provision) Benefit

We recorded a net tax charge of $9.2 million in fiscal year 2004, as compared to a net tax benefit of $0.6 million in fiscal year 2003. The tax charge in fiscal year 2004 comprised a charge to current tax of $15.5 million, a charge for revenue-based withholding taxes of $7.5 million, and a deferred tax benefit of $13.8 million. The tax benefit in fiscal year 2003 comprised a net release to current tax of $0.03 million, a charge for revenue-based withholding taxes of $6.6 million, and a deferred tax benefit of $7.2 million. We recorded a net tax charge of $8.2 million in fiscal year 2002.

We have recognized deferred tax assets for the tax effects of temporary differences and net operating losses carried forward (“NOLs”) in Indonesia, Norway and the United Kingdom, totaling $16.7 million. Due to continued depression in our NAMEX region, we have not recognized any deferred tax benefit for the NOLs arising in the United States. While we have potential future tax deductions and NOLs in several other countries, we have recorded valuation allowances against the corresponding deferred tax assets in those instances where it is unlikely that tax deductions will materialize. Across our subsidiaries, we have NOLs of $215 million, none of which will expire within 5 years.

During fiscal year 2004, we settled some disputes in Norway, resulting in a small credit. We also reviewed provisions for unresolved items in the Netherlands, Indonesia and various countries within the AFMED region, which resulted in us booking an additional net current tax expense of $9.9 million. These resulted from computations of liabilities in the normal course of negotiations with the authorities and consultation with advisers. Where there are ongoing inquiries, management considers that we have defenses to the issues being raised and considers that the amount provided as at November 30, 2004, reflects our best estimate of amounts that will ultimately be due for fiscal years up to and including 2004. However, the assessments issued to date, which cover fiscal periods up to November 30, 2001, are in aggregate $34.4 million higher than the taxes provided as at November 30, 2004, not including any interest and penalties that may be payable.

Under United Kingdom Tonnage Tax legislation, a portion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of vessels are sold without being replaced. This contingent liability reduces progressively to nil over the seven years following entry into the Tonnage Tax regime. Management has made no provision for the contingent liability relating to ships because it is not probable that we will sell ships under circumstances that will make it subject to Tonnage Tax legislation. The unrecorded contingent liability in respect of all ships as at November 30, 2004 was $27.5 million.

Depreciation and Amortization

Depreciation and amortization in fiscal year 2004 amounted to $65.6 million compared to $93.5 million and $92.1 million in fiscal years 2003 and 2002, respectively. The main reason for the reduction in fiscal year 2004 is the reduction of the fixed asset base due to numerous disposals of fixed assets and the impairment charges recorded in the fourth quarter of fiscal year 2003 and during fiscal year 2004.

Net Income (Loss) Before Tax

The net income (loss) before tax was affected by a number of significant credits (charges), which are summarized in the following table. These, together with the tax charge, had the most significant role in the increase in net income to $5.1 million in 2004 as compared to net losses of $418.1 million and $151.9 million in 2003 and 2002, respectively.

Significant Credits (Charges) (in millions)	2004	2003	2002
	$	$	$
Revisions of estimates on major projects	12.5	(216.0)	(58.8)
Charge for impairment of company-owned tangible fixed assets	(9.4)	(176.5)	(4.0)
Share of impairment charge of tangible fixed assets in equity joint ventures	—	(9.1)	(8.1)
Charge for impairment of goodwill and other intangible assets	—	—	(106.4)
Restructuring charge	(2.7)	(16.2)	—
Financial restructuring—external advisors	(19.0)	(6.2)	—
Increase in provision for patent settlement (see “—Legal, Regulatory and Insurance Matters” below)	—	(7.8)	—
Gain on sale of subsidiaries	25.2	—	—
Gain (Loss) on sale of fixed assets	4.7	(0.3)	8.0
Key Staff Retention Plan charge	(4.0)	—	—

Total significant credits (charges)	7.3	(432.1)	(169.3)

Liquidity and Capital Resources

Cash Requirements, Contractual Obligations and Commercial Commitments

Our primary cash uses are to fund working capital, acquisitions of fixed assets, operating expenditures and dry-docking costs.

As at November 30, 2004, we had available borrowing facilities of $175 million, of which $60 million was utilized. Together with cash balances of $135.0 million the net available liquidity was $250 million. This compared to available liquidity as at November 30, 2003 of $81.9 million. This increase was due to strong cash flows from contracts (including advance payments of $148 million), the issuance of new shares, the disposal of existing assets and the availability of new debt facilities.

Contractual Obligations

The following table sets forth our contractual obligations and other commercial commitments as at November 30, 2004:

Contractual Obligations (in millions)	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	$	$	$	$	$
Long-term debt(a)	60.0	—	—	60.0	—
Operating lease obligations	96.4	30.0	43.9	13.6	8.9
Purchase obligations	179.8	140.2	39.6	—	—
Other(b)	259.0	151.5	95.1	12.4	—

(a)	Represents principal amounts, but not interest, excluding the $9.7 million loan from Sonangol to Sonamet. See Note 16 to the Consolidated Financial Statements. For a description of our long-term debt, please refer to “—Description of Indebtedness” below.
(b)	Other includes performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligations. For further information regarding bank guarantees, see “—Off-Balance Sheet Arrangements” below.

Cash Management Constraints

Our cash operations are managed under central treasury department control, and cash surpluses and requirements are identified using consolidated cash flow forecasts. We do not always have the ability to freely transfer funds across international borders. For example, certain subsidiary companies in France which show a negative net asset position are unable to release funds to central treasury without approval from the subsidiary’s board of directors. In addition, approval from the Central Bank of Brazil is required to obtain remittances from Brazil and access to the $43.5 million of cash held by Sonamet and Sonastolt may be limited because it would require agreement between the minority shareholder and us.

The main uncertainties with respect to our primary sources of funds are as follows: the ability to obtain borrowings from financial institutions at commercially acceptable terms; being able to issue share capital at terms acceptable to us; the ability to agree, in a timely fashion, with customers the amounts due as claims and variation orders; the availability of cash flows from joint ventures; and the timing of asset or business disposals through its divestment program. In addition, due to the uncertainties associated with the timings of cash flows from project contracts, and the uncertainties referred to earlier, it is difficult to accurately forecast the timing of inflows and outflows of cash.

Future Compliance with Debt Covenants

As described in Note 16 to the Consolidated Financial Statements, our credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31, and November 30, of each year. Given the improved performance of the business and the more favorable financial covenants in the new credit facilities, we believe, based on our latest forecasts for fiscal year 2005, that we will be able to comply with all financial covenants during fiscal year 2005, even if there is a significant deterioration in market conditions or material cost overrun on contracts.

Sources of Cash

Our principal sources of funds since the beginning of fiscal year 2004 have been cash from operations, borrowings from commercial banks, proceeds of sales of fixed assets and subsidiaries and the issuance of share capital.

Therefore, our only readily available funds for ongoing operations are: (i) the available $175 million under the $350 million revolving credit facility, of which $60 million was drawn as at November 30, 2004; and (ii) our cash on hand and cash flows from operations going forward. As at November 30, 2004, we had $135.0 million of unrestricted cash on hand.

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for at least the next 12 months. We also have the ability to pledge additional assets in order to raise additional debt.

Summary Cash Flows (in millions)	2004	2003	2002
	$	$	$
Cash and cash equivalents at the beginning of the year	81.9	11.7	11.7
Net cash provided by (used in) operating activities	152.1	(27.5)	84.7
Net cash provided by (used in) investing activities	66.8	(12.7)	(76.4)
Net cash (used in) provided by financing activities	(172.5)	109.4	(8.4)
Effect of exchange rate changes on cash	6.7	1.0	0.1

Cash and cash equivalents at the end of the year	135.0	81.9	11.7

Cash Flows Provided by (Used in) Operating Activities

Cash flow from operations is derived principally from the collection of receivables due from customers under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project “milestones” or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenues, as customers are generally required to make advance payments at project commencement. It is our intention, when negotiating a contract, to arrange for cash to be received from the customer in advance of the requirement to pay suppliers, thus ensuring a neutral impact on liquidity. As at November 30, 2004 we had received $148 million in advance payments from its customers.

Net cash provided by operating activities during fiscal year 2004 was $152.1 million compared to net cash used in operating activities of $27.5 million during fiscal year 2003. This resulted from cash provided by operations of $37.9 million, a reduction in working capital of $94.5 million and dividends of $19.7 million received from non-consolidated joint ventures. Average accounts receivable decreased from 99 days to 89 days as at November 30, 2004. Average accounts payable days decreased to 92 days as at November 30, 2004 from 102 days as at November 30, 2003. The other year-to-year fluctuations in cash flows from operating activities are due to fluctuations in net operating income as discussed under “Business Segment Results” above.

Net cash used in operating activities during fiscal year 2003 was $27.5 million compared to net cash provided by operating activities of $84.7 million during fiscal year 2002. This resulted from cash used in operations of $135.1 million, only partially offset by a reduction in working capital of $93.5 million and dividends of $14.1 million received from non-consolidated joint ventures. Average accounts receivable decreased to 99 days as at November 30, 2003 from 102 days as at November 30, 2002. Average accounts payable days decreased to 102 as at November 30, 2003 from 120 as at November 30, 2002. The other year-to-year fluctuations in cash flows from operating activities are due to fluctuations in net operating income as discussed under “—Results of Operations—Business Segment Results” above.

Cash Flows Provided by (Used in) Investing Activities and Capital Expenditures

Net cash provided by investing activities in fiscal year 2004 was $66.8 million compared to net cash used in investing activities of $12.7 million in fiscal year 2003. This primarily comprises: net cash inflows from asset sales relating to the disposals of Serimer DASA, the ROV business, ships, the Lobito Yard assets and other minor items totaling $75.0 million; $32.8 million added by the consolidation of Sonamet and Sonastolt following the adoption of FIN 46R; less the purchase of fixed assets of $34.2 million including the capital expenditure discussed below and other investments of $6.8 million.

In addition to projecting specific capital expenditure outflows, which are typically included in the contract price, we, in the normal course of our business, make routine capital expenditures. The table below sets forth information with respect to our capital expenditures for fixed assets in each of the last three fiscal years. The ongoing capital expenditures will be funded with cash from operations.

Category of Capital Investment (in millions)	2004	2003	2002
	$	$	$
Equipment and asset development	4.3	8.1	28.9
Capacity upgrades to ships and other equipment	24.0	12.3	24.1
Other	5.9	1.5	1.6

Total capital investment	34.2	21.9	54.6

The above investments were made in the context of our ongoing capital program, and are based on the requirement to maintain a high standard of efficiency and reliability of the offshore asset base.

The four largest capital expenditure projects during fiscal year 2004 are set out in the table below:

Asset (in millions)	Description of Capital Expenditure Project	$
LB 200	Upgrade for Langeled project	11.8
DLB 801	New stinger, upgrade of pipelay system and tensioner	5.6
Cargo barge	Purchase of new cargo barge to replace scrapped cargo barge	3.4
Sonamet/Sonastolt	New crane in Lobito yard, Angola	2.7

Total		$23.5

Though cash restrictions have been less of an issue during fiscal year 2004 compared to fiscal year 2003, the level of the cash capital expenditure has been low in relation to the capital budget for the year of $50.8 million. This is due to the complexity of the design and engineering components of projects such as: the upgrade of the LB200, DLB801 and the Seaway Polaris J-lay tower. We expect capital expenditures in fiscal year 2005 to amount to approximately $100 million, of which $75.8 million was committed as at February 28, 2005.

Net cash used in investing activities in fiscal year 2003 was $12.7 million compared to net cash used in investing activities of $76.4 million in fiscal year 2002. This amount mainly comprised net cash inflows of $31.9 million in respect of repayments from and advances to joint ventures, other investments and other non-current financial assets partially offset by the payment of $12.5 million for the final settlement of the NKT Flexibles share price guarantee, a further investment in the Sonamet and NKT Flexibles joint ventures of $14.2 million, asset sales proceeds of $4.0 million and the purchase of fixed assets of $21.9 million.

Net cash used in investing activities in fiscal year 2002 mainly comprised the payment of $58.9 million to Vinci in respect of the settlement of our conditional obligation to pay additional consideration related to the difference between the price Vinci received for our shares it sold and the guaranteed minimum share price of $18.50 per Common Share agreed by us in connection with the acquisition of ETPM from Vinci, and the payment of $1.7 million for the settlement of a similar liability related to the acquisition of our interest in NKT Flexibles. This was partially offset by $23.5 million from the sale of the assets, including those of Big Inch Marine Systems, Inc. Investments made in the purchase of fixed assets were $54.6 million, and $15.2 million was received in respect of investments in non-consolidated joint ventures.

Cash Flows (Used in) Provided by Financing Activities

In 2004, we restructured our capital base using the net proceeds from our equity capital raising transactions and the new $350 million revolving credit facility, to refinance $385 million of existing bank debt. Additionally, the cash available from operations and the equity capital reduced the need to use cash from borrowings and other financing sources to fund operations. Net cash used in financing activities in fiscal year 2004 was $172.5 million, compared to net cash provided by financing activities in fiscal year 2003 of $109.4 million. Sources of financing totaling $224.7 million in fiscal year 2004 were $155.0 million of net proceeds from the issuance of Common Shares, a $60 million drawdown under the new $350 million revolving credit facility, and a $9.7 million loan from a minority shareholder. The funds were used to repay $390.8 million of outstanding long-term debt, $2.5 million to repay a bank overdraft, and to pay $3.9 million in dividends to a minority shareholder in an operating subsidiary.

Net cash provided by financing activities in fiscal year 2003 was $109.4 million, compared to net cash used by financing activities in fiscal year 2002 of $8.4 million. Sources of financing in fiscal year 2003 were a net increase of $149.6 million in long-term debt and the monetization of hedges with proceeds of $16.8 million. These funds were used to repay bank overdrafts of $13.8 million, to pay dividends to a minority shareholder of $2.2 million in an operating subsidiary and to repurchase treasury shares of $1.0 million. Furthermore, outstanding SNSA funding was reduced by $40.0 million. During the second half of fiscal year 2003, cash requirements increased significantly due to cost overruns on certain major projects, the continued delay in the recovery of amounts owed to us, and the delayed settlement of claims and variation orders with respect to major projects.

Consequently, while engaged in discussions with our primary creditors to amend the financial covenants in our existing credit facility agreements, we also took measures to ensure that we had sufficient liquidity to fund our operations and to provide for a potentially protracted period of negotiation with certain major customers regarding the settlement of claims and variation orders. These measures included borrowing to the maximum availability under our existing credit facility agreements and closing out positions under foreign exchange contracts. Sources of financing in fiscal year 2002 were the receipt of a $64.0 million loan from SNSA to fund settlement of share price guarantees and an increase in bank overdrafts of $10.2 million. These funds were used to repay capital lease purchase obligations totaling $23.7 million on the Seaway Polaris and the DLB 801, and to repurchase shares from Vinci for $56.5 million.

Description of Indebtedness

The $350 Million Revolving Credit Facility

On November 8, 2004, we entered into a new $350 million multicurrency revolving credit and guarantee facility, with a consortium of banks led by DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers. This facility, together with existing cash balances, was used to refinance our then existing credit facilities, including a $440 million secured multi-currency revolving credit facility, a $55/45 million credit/guarantee facility, a $44 million secured guarantee facility, a $100 million secured bank guarantee facility and a $50 million unsecured bonding facility. It will be used for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating requirements. The financing also released SNSA from all remaining financial guarantee obligations to us. In addition, a $50 million undrawn line of credit that SNSA provided to us expired as scheduled on November 28, 2004.

The facility provides for revolving loans of up to $175 million during the first three years, reducing to $150 million for the fourth year, and further reducing to $125 million for the fifth year, until November 8, 2009. The remaining capacity under the $350 million facility is available for bonding with a final maturity no later than May 8, 2011. Other mandatory reductions in the facility will occur (subject to cure provisions) if the valuations of the vessels (or a loss of a vessel) shall result in the asset coverage of the outstanding and available amounts under the facility being less than 120%. Borrowings under the facility may be made in minimum increments of $5 million subject to the satisfaction of certain customary conditions precedent. In addition, the facility provides that performance guarantees can be issued until final maturity of the facility. At final maturity, all performance guarantees must either expire on or before May 8, 2011 or be replaced or cash collateralized.

The facility is guaranteed by us and all of our material operating companies and ship-owning subsidiaries comprising in aggregate at least 90% (by external revenues and net fixed assets) of the group’s net fixed assets and external revenues.

The facility is secured by a first priority mortgage on most group vessels owned by such guarantors, as well as an assignment of earnings, insurances and requisition compensation with respect to certain vessels. The market value of the vessels pledged in support of the facility as at the close of such facility was approximately $500 million.

The fees and direct costs incurred in arranging this facility were capitalized and are being amortized to interest expense on a straight line basis over the period of the facility.

As at November 30, 2004, $60 million had been drawn under the part of the facility available for cash advances and $110.9 million of guarantees issued under the part of the facility available for guarantee issuances. The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. The facility also contains negative pledges with respect to accounts receivable and cash.

Interest on the facility is payable at London InterBank Offered Rate (“LIBOR”) plus a margin which will be linked to the ratio of our debt to EBITDA (leverage ratio) and which may range from 1.0% to 2.375% per year. The margin is currently fixed at 1.0% for a period of six months and is reviewed every six months. The fee applicable for performance guarantees will be linked to the same ratio and may range from 0.5% per year to 1.1875% per year (currently fixed at 0.5% for six months).

The facility contains representations, affirmative covenants and negative covenants (in addition to the financial covenants listed above) which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit disposal of the pledged vessels, mergers or transfers, granting of encumbrances on pledged property, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

The facility also contains events of default which include payment defaults (subject to a three-day grace period), breach of financial covenants, breach of operational covenants, breach of other obligations, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5 million, change of our executive management, failure to maintain exchange listing, material adverse change, auditor’s qualification, repudiation and material litigation.

Off-Balance Sheet Arrangements

Leases and Bank Guarantees

We do not engage in off-balance sheet financing in the form of special purpose entities or similar arrangements. We engage in operating leases in the normal course of our business in respect of ship charter hire obligations, office facilities and equipment.

In the ordinary course of our business, our customers require that we provide bank guarantees (a term which collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit) in support of our obligations and the obligations of our subcontractors under our project agreements. Pursuant to such bank guarantees, if we or our subcontractors fail to perform our obligations under our project agreements, subject to the terms and conditions of those agreements, our customers can draw on the bank guarantees. If we cannot provide these bank guarantees, potential customers may be unwilling to do business with us with respect to the major projects that constitute a significant portion of our business. In fiscal years 2004 and 2003, $52.6 million and $102.7 million, respectively, of bank guarantees were issued in support of our projects.

The $350 million revolving credit facility, referred to above, is available for guarantees to the extent it is not drawn as loans. In addition we have arrangements with a number of other financial institutions to issue bank guarantees on our behalf. As at November 30, 2004, the aggregate amount of guarantees issued under these facilities was $259.0 million, of which $110.9 million related to the $350 million revolving credit facility. The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business. Other than amounts available under the $350 million revolving credit facility, we as at November 30, 2004, have no bank guarantee capacity available under these additional arrangements, which will expire together with the outstanding guarantees.

Investments in and Long-Term Funding to Non-Consolidated Joint Ventures

As at November 30, (in millions)	Geographical Location	Business segment	Ownership	2004		2003
			%	$		$
NKT Flexibles	Denmark	Corporate	49	12.0		11.0
MPG	West Africa	AFMED	50	—		0.1
Sonamet	West Africa	AFMED	55	—	(a)	7.4
Sonastolt	West Africa	AFMED	55	—	(a)	9.6
SHL(b)	Cyprus	Corporate	50	3.5		4.3
Stolt/Subsea 7	Norway	NEC	50	1.6		2.2
Kingfisher D.A.	Norway	NEC	50	3.7		3.8
Dalia FPSO	West Africa	AFMED	17.5	2.7		4.6
EPIC JV	Norway	NEC	50	0.1		—

Total				23.6		43.0

(a)	In accordance with FIN 46R, both Sonamet and Sonastolt have been accounted for as consolidated subsidiaries since May 31, 2004. Until that date they were accounted for using the equity method because our ability to control the operation of the investees is restricted by the significant participating interest held by another party.
(b)	We have 50% of the voting rights, but our profit and loss interest varies between 30% and 50%.

We offer heavy lift floating crane services through SHL. SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil Kaliningradmorneft plc, our joint venture partner in SHL. The barge operates world-wide providing heavy lift services to a range of offshore companies, including occasional projects for us.

We manufacture flexible flowlines and dynamic flexible risers through NKT Flexibles. The joint-venture has reported operating losses in each of the past three fiscal years. We made a capital contribution of $4.9 million on March 25, 2004 and in the same month the joint venture repaid $3.3 million of short-term debt to us. In order to ensure the operational solvency of the joint venture, we made additional short-term cash advances during fiscal year 2004 totaling $5.7 million, against which a full provision for doubtful recovery was recorded during the year. The provision was recorded as we did not believe it was probable of collection. No impairments to the carrying value of the joint venture’s assets were recognized in fiscal year 2004, as an impairment review in accordance with SFAS No. 144 indicated that no further charge was required in addition to those recorded in fiscal years 2003 and 2002 of $6.6 million and $8.1 million, respectively. The joint venture’s backlog has increased since November 30, 2004.

A new joint venture with Subsea 7 named EPIC was formed in fiscal year 2003 to perform IMR-related work for Statoil on the Ekofisk field in the Norwegian sector of the North Sea.

Our joint ventures in Angola with Sonangol, provide strategic access to the offshore Angolan market through the operation of the Sonamet fabrication yard at Lobito, which enables us to offer locally manufactured structures and components for offshore projects. The provision of local content is an important competitive advantage in the West African offshore market, as there are local content requirements on most projects. In addition, we provide local offshore support personnel and equipment through Sonastolt. These joint ventures are no longer off-balance sheet, as they have been consolidated from May 29, 2004, upon adoption of FIN 46R.

The Dalia Floating Production and Storage Offloading facility is a joint venture with Technip and Saipem S.A. to perform work on the Dalia field development in Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, onshore commissioning and offshore hook-up of the FPSO. Our share was initially 27.5%, but has been reduced to 17.5%. The reduction in the carrying value of the investment in the joint venture was approximately $1.5 million.

The remainder of our joint ventures have been formed either with a national oil company, or on a project-specific basis to enhance the range of services provided to the customer. We typically have interests ranging from 25% to 50% in these joint ventures.

Where joint ventures are project-specific, we will typically be obliged to contribute our proportionate share of funding requirements. In addition we may be liable for the failure of our joint venture partners to fulfil their obligations. We will normally also have an obligation to meet our proportionate share of funding needs in long-term joint ventures. However such joint venture investments would require unanimity among joint venture partners.

Legal, Regulatory and Insurance Matters

Technip

In 1996, Coflexip SA and Coflexip Stena Offshore Limited (now known as Technip S.A. and Technip Offshore Limited) (“Technip”), commenced legal proceedings in the U.K. High Court against three of our subsidiaries for infringement of a certain patent held by Technip on flexible flowline laying technology. The claim related to our use of the flexible lay system on the Seaway Falcon. On March 18, 2004, we announced that we had reached a settlement on this matter. The settlement involved: (i) a cash payment by us of an amount within our contingency reserve of $9.3 million; (ii) Technip’s grant of a license to us for the use of the allegedly infringing technology covering the North Sea area for future periods for an annual fee; (iii) the termination of arbitration proceedings in the United States with respect to an unrelated matter, with neither party making payment to the other; and (iv) a transfer to Technip of a portion of our equity interest in a project joint venture involving Technip and us. We estimated that the reduction in future profits from the transfer of this interest is approximately $6.0 million. Technip has not granted to us a license to use the allegedly infringing technology or process in any other jurisdiction. The agreed settlement was fully accrued in the Consolidated Financial Statements as at November 30, 2003.

Duke Hubline Project

In October 2003, we commenced arbitration proceedings against Algonquin Gas Transmission, in respect of unpaid invoices for work performed on the Duke Hubline project, a gas pipeline off the coast of Massachusetts in the U.S. Due to Algonquin Gas Transmission’s non-payment of invoiced amounts, we were unable to pay certain of our subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against us in Louisiana state court for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens were the subject of proceedings commenced by them against us and Algonquin Gas Transmission in Massachusetts state court. The dispute with Algonquin Gas Transmission was referred to mediation in late January 2004 at which the parties reached a “settlement in principle” whereby Algonquin Gas Transmission agreed to pay us $37 million in full and final settlement of our claims we agreed to withdraw the arbitration proceedings and use our best efforts to secure the release of the above-mentioned subcontractor liens, and a definitive settlement agreement was executed on February 26, 2004. Algonquin Gas Transmission paid the settlement amount of $37 million to us in March 2004. This settlement was included in our reported results for fiscal year 2003. We also settled the related subcontractor litigation, and a related $28 million letter of credit was released in the second quarter of fiscal year 2004.

Other Matters

In connection with a major West African contract, we received a letter dated December 12, 2003 from the customer notifying us of a potential claim for an unspecified amount of liquidated damages. We believe that a settlement agreement with the customer has released us from any liability for liquidated damages, and no further action has been initiated in this regard by the customer. The customer issued a notice to the consortium, of which we are a member, rescinding the contract effective January 31, 2005. The notice claimed that the lack of performance in the 13-month period beginning December 31, 2003, was a fundamental breach that amounted to repudiation of the contract. We completed our share of the offshore scope in December 2004 and expect to receive a handover certificate from the customer and therefore do not believe the notice will have any adverse impact on us. We have recorded no provision in connection with this contract.

We were informed by the SEC in December 2003 that it was conducting an informal inquiry into our revenue recognition policies and practices with respect to claims and variation orders. As requested by the SEC we voluntarily produced information and documents in response to the informal inquiry. We have had no contact with the SEC regarding this matter since July 2004.

On December 31, 2003, the pipelay ship the Seaway Polaris dropped a pipe which it was laying for the Bonga project in Nigeria. We have received reimbursement of $6.3 million under the customer’s all risk insurance policy, and have recorded a further $5.7 million receivable on the basis of a report from the customer’s loss adjuster. All costs incurred to repair the pipe were charged to expense in fiscal year 2004.

In addition, in the course of our business, we become involved in contract disputes from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. We make provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability we may anticipate.

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

Subsequent Events

Below is a summary of events that occurred after November 30, 2004 which we consider to be of significance.

On January 13, 2005, we announced that SNSA had sold the 79,414,260 Common Shares they previously held. As a result SNSA no longer owns any of our shares.

On January 19, 2005, we sold our interest in Paragon Engineering Services, Inc. to a subsidiary of AMEC plc, yielding a gain on sale of $2.1 million.

On February 2, 2005, we announced a number of changes in the composition of the board of directors following SNSA’s sale of its remaining interest in us. Jacob Stolt-Nielsen (Chairman) and Niels G. Stolt-Nielsen both decided to retire from the board of directors with immediate effect. These changes to the board in February 2005 resulted in the following composition of the board: Mark Woolveridge (chairman of the board), James Hurlock (deputy chairman of the board and chairman of the governance and nomination committee), Trond Ø. Westlie (chairman of the audit committee), J. Frithjof Skouverøe (chairman of the compensation committee), Haakon Lorentzen, George Doremus, and Tom Ehret (chief executive officer).

On April 12, 2005, we announced the agreement to sell to Cal Dive certain Conventional and shallow water IMR assets that work in the NAMEX region for proceeds of $125 million in cash. The assets involved include: The DLB 801 pipelay barge; the Seaway Kestrel; the Seaway Defender; the American Constitution; the American

Star; the American Triumph; the American Victory; the American Liberty; the American Diver; and the shore support bases at the Port of Iberia and Port Fourchon in Louisiana. We have made arrangements with Cal Dive to charter back the DLB 801 and the Seaway Kestrel for the duration of the ongoing Trinidad projects in 2005. The agreement with Cal Dive includes the sale of vessels which have been used as security for the $350 million revolving credit facility. Upon completion of the sale to Cal Dive, the limit of the $350 million revolving credit facility will be reduced to $313 million unless and until we replace the sold assets with assets of an equivalent value. The closing of the transaction is subject to customary regulatory approvals, including under the HSR Act. On May 25, 2005, we received a request from the U.S. Department of Justice for additional information in connection with its review of the transaction under the HSR Act, to which we intend to respond promptly.

On May 9, 2005, the pipelay ship Seaway Polaris dropped a cable that was being installed as part of a West African project causing some damage to the barge and some delays in the project. Management is currently assessing the impact of this event on our financial results.

Research and Development and Intellectual Property

To support our engineering and operational activities, we hold a number of patents, trademarks, software and other intellectual property. We have 68 patents in force in 21 countries and currently a portfolio of 85 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements, allowing us to make use of specific techniques or equipment patented by third parties. We do not consider that any one patent or technology represents a significant percentage of our net operating revenue. In March 2004 we settled a dispute with a competitor who was claiming damages for infringement of a patented technology.

Our research and development programs have concentrated both on the requirements of our customers, who are constantly seeking to develop oil and gas reserves in deeper waters, and increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new and extending existing technology for the installation, repair and maintenance of offshore structures, particularly in ultra deep water (beyond 1,500 meters). Recent successes include the riser bundle tower system, which was designed, built, and installed in 1,400 meters of water for the Girassol project in Angola, and the Deep MATIS™ pipeline connection system. Our research and development activities are in general carried out internally using both dedicated research personnel and as part of specific projects. Where appropriate, external research and development is performed either through strategic technological alliances or joint industry collaborative projects. Our expenditures on company-sponsored research and development were approximately $1 million in each of fiscal years 2004, 2003 and 2002.

Inflation

Our business transactions in high-inflation countries are substantially denominated in stable currencies, such as the U.S. dollar, and inflation therefore does not materially affect the consolidated financial results.

Impact of New Accounting Standards

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004) (“SFAS No. 123(R)”), “Share-Based Payment” which is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95 “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The pro forma disclosure of fair values allowed under SFAS No.123 is no longer an alternative.

SFAS No. 123(R) is required to be adopted in the first fiscal year commencing after June 15, 2005, and we expect to adopt it from December 1, 2005. We have not yet completed our assessment of the impact of adoption of this standard on the results for fiscal year 2006. We have elected not to restate our previously issued results for the portion of awards that had vested at the date of adoption and so no restatement of prior periods will be made.

Exchanges of Non-Monetary Assets

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.153 “Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29”. (“SFAS No. 153”). SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in Accounting Principles Board Opinion No. 29 (“APB No. 29”), and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. We will be required to adopt SFAS No. 153 in the first fiscal year beginning after June 15, 2005, and believe the adoption of this standard will not have a material impact on our financial statements.

International Financial Reporting Standards

U.S. GAAP will continue to be the primary reporting framework for Stolt Offshore, most probably until the year ended November 30, 2008, as we are domiciled and registered in Luxembourg and the Luxembourg authorities are expected to confirm the anticipated decision to grant exemption until the accounting period beginning on or after January 1, 2007 from the requirement to adopt International Financial Reporting Standards.

Changes in Share Capital

At an Extraordinary General Meeting on February 11, 2004 our authorized share capital was increased to 230,000,000 Common Shares, with a par value of $2.00 per share.

During fiscal year 2004, the following transactions occurred:

•	On February 13, 2004, we issued and sold 45.5 million Common Shares at $2.20 per share, resulting in gross proceeds of $100.1 million ($93.2 million net of expenses);

•	On February 13, 2004, we issued 17 million new Common Shares to Stolt-Nielsen Transportation Group Ltd. (“SNTG”), a subsidiary of SNSA, upon conversion of all of our outstanding Class B Shares to Common Shares held by SNTG;

•	On April 20, 2004, we issued 22.7 million Common Shares to SNTG or its subsidiary in consideration for the cancellation of the $50 million subordinated note from SNTG to us, representing a price of $2.20 per share; and

•	On May 25, 2004, we issued and sold 29.9 million Common Shares at $2.20 per share, raising gross proceeds of $ 65.8 million ($61.6 million net of expenses).

As at November 30, 2004 there were 190.5 million outstanding Common Shares, of which SNSA owned 79.4 million Common Shares or 41.7%. As described above and in Note 29 to the Consolidated Financial Statements, SNSA sold its entire shareholding effective January 13, 2005 and thereby ceased to be a shareholder of our company.

Related Party Transactions

See Item 7. “Major Shareholders and Related Party Transactions—Relationship with SNSA.”

Item 6. Directors, Senior Management and Employees.

Board of Directors

As of May 1, 2005, our board of directors comprises the following persons:

Name	Year of Birth	Position
Mark Woolveridge	1935	Chairman of the Board (from February 2, 2005; Deputy Chairman from February 18, 2002 until February 2, 2005; Director since 1993)
James B. Hurlock	1933	Deputy Chairman of the Board (from February 2, 2005; Director since 2002)
George Doremus	1946	Director
Tom Ehret	1952	Director (from November 10, 2003) and Chief Executive Officer (from March 17, 2003)
Haakon Lorentzen	1954	Director
J. Frithjof Skouverøe	1944	Director
Trond Ø. Westlie	1961	Director

Mark Woolveridge has been a director since 1993 and served as Deputy Chairman of our board of directors from February 18, 2002 until he was appointed Chairman of our board of directors on February 2, 2005. He held a number of positions with BP since 1968 and most recently served as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He had previously held the post of General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr. Woolveridge is a British citizen and lives in Buckinghamshire, England.

James B. Hurlock has been a director since 2002 and was appointed Deputy Chairman of our board of directors on February 2, 2005. In addition Mr. Hurlock is currently the chairman of our governance and nomination committee. Mr. Hurlock served as interim Chief Executive Officer of SNTG from July 29, 2003 until June 13, 2004. He is a retired partner from the law firm of White & Case LLP and served as chairman of its management committee from 1980 to 2000. He participated in the formation and served on the board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He is also a member of the board of Orient Express Hotels Ltd. and a director of Stolt-Nielsen S.A. He holds a BA degree from Princeton University, a MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr. Hurlock is a U.S citizen and lives in Connecticut, United States.

Mr. George Doremus was appointed to our board of directors in June 2004. Mr. Doremus is currently a member of our governance and nomination committee and of our compensation committee. He currently serves as Chief Executive Officer of Gulf Energy Technologies, in which he also holds an equity position. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere projects and Middle East operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. Mr. Doremus is co-founder and was Chief Operating Officer of the Business Resource Center, a mergers and acquisitions boutique which was sold to Chemical Bank in 1990. Mr. Doremus is a U.S. citizen and lives in Texas, United States.

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

Haakon Lorentzen has served as a director since 2002 and is currently a member of our governance and nomination committee. He is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celolose SA, Cia. Navegaçoa Norsul and a diversified IT portfolio. He is also director of Aracruz Celulose, Cia. Navegaçoa Norsul, Ideiasnet, Advicenet, CEAL, and WWF Brazil. He holds a Bachelor’s degree in Economics from Pontificia Universidade Católica do Rio de Janeiro and a post-graduate degree from Harvard Business School. Mr. Haakon Lorentzen is a Norwegian citizen and lives in Rio de Janeiro, Brazil.

J. Frithjof Skouverøe has been a director since 1993. Mr. Skouverøe is currently chairman of our compensation committee and a member of our audit committee. He is a majority owner and Chairman of Concentus AS, a Norwegian/Swedish industrial group. He is also a member of the board of Ocean Rig ASA, an offshore drilling contractor listed on Oslo Børs. He was Chairman of the board of directors and Chief Executive Officer of Stolt-Nielsen Seaway A/S from 1990 until it was acquired by SNSA in 1992. From 1985 to 1990, he was President and Second Vice Chairman of Stolt-Nielsen Seaway A/S. He served as President of Seaway Stolt-Nielsen Contracting A/S, a predecessor of Stolt-Nielsen Seaway A/S, from 1982 until 1985. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. Mr. Skouverøe is a Norwegian citizen and lives in Oslo, Norway.

Trond Ø. Westlie was appointed to our board of directors in June 2004. Mr. Westlie is currently chairman of our audit committee and a member of our compensation committee. He currently serves as Group Finance Director for the Telenor Group and had previously served as Group Executive Vice President and Chief Financial Officer of the Aker Kvaerner ASA from 2002 to 2004. Previous management positions include Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002 and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. Mr. Westlie qualified as a State Authorized Public Auditor from Norges Handelshøyskole, Høyere Revisorstudiet and has served on numerous corporate boards. Mr. Westlie is a Norwegian citizen and lives in Oslo, Norway.

The following individuals were directors during fiscal year 2004 but have since resigned:

Name	Position
Jacob Stolt-Nielsen	Chairman of the Board from 1993 until February 2, 2005
Niels G. Stolt-Nielsen	Director from 1999 until February 2, 2005

Senior Management

In July 2003, we created a new corporate management organization by changing the existing regional structure from six to five regions and integrating the product lines into the regional organizations. Corporate vice presidents were appointed to support the regional organization and to develop coherent methods, systems, processes and standards, through strengthened functional lines.

Stolt Offshore is a Luxembourg holding company and does not have officers as such. The following is a list of persons employed by our subsidiaries who currently perform the indicated executive functions for our combined businesses.

Name	Year of Birth	Position
Tom Ehret	1952	Chief Executive Officer
Stuart Jackson	1960	Chief Financial Officer
Bruno Chabas	1964	Chief Operating Officer
Jean-Luc Laloë	1951	Corporate Vice President Strategic Planning
Allen Leatt	1954	Chief Technology Officer
Mark Preece	1958	Corporate Vice President Business Development
Johan Rasmussen	1956	Corporate Vice President and General Counsel
Keith Tipson	1958	Corporate Vice President Human Resources

Tom Ehret (information is provided above in “—Board of Directors”).

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

Jean-Luc Laloë was appointed Corporate Vice President Strategic Planning of Stolt Offshore in May 2003 and was responsible for managing the development and implementation of our strategy for financial recovery in fiscal years 2003 and 2004. He is now responsible for developing and implementing the strategy of the Stolt Offshore Group going forward. Mr. Laloë began his career as a naval architect. He has held a broad variety of positions at several international locations with Technip including Executive Vice President North America in Houston; Managing Director-United Kingdom in London; Vice President-Special Projects in Paris; Chief Financial Officer for Brazil in Rio de Janeiro; and Vice President-Strategic Planning in Paris. Mr. Laloë holds a Masters degree in Aeronautical & Space Engineering from École Nationale Supérieure de l’Aéronautique et de l’Espace, France. He is a French citizen and lives in London, England.

Allen Leatt was appointed Chief Technology Officer of Stolt Offshore at the end of September 2003 and is responsible for the engineering function, the fleet of marine assets, Group operations and supply chain management as well as the research and development program. He previously worked as a marine civil engineer with John Laing Construction Ltd. from 1977 to 1982. In 1982, he joined SubSea Offshore Ltd. and in 1988 he joined the former Stena Offshore Ltd., where he held various positions within the Technip-Coflexip group in what is now the Offshore Branch of the Technip organization. Prior to joining Stolt Offshore, he served as Executive Vice President of Technip for the SURF Product Line based in Paris from 2002. Mr. Leatt holds a BSc in Engineering from Aston University and an MBA from Cranfield School of Management. Mr. Leatt is also professionally qualified as a Chartered Engineer. He is a British citizen and lives in London, England.

Mark Preece joined Stolt Offshore in February 2004 as Corporate Vice President, Business Development. Before joining Stolt Offshore, he was Managing Director for Bibby Line Ltd., in which he was responsible for its shipping, offshore and floating accommodation businesses. Prior to joining Bibby Line Ltd., he worked with Stena Offshore/Technip-Coflexip for 13 years, where he held various positions, including Project Manager, Sales and Marketing Manager, General Manager-Business Development and Managing Director, Caspian and Canada. Mr. Preece holds an MBA from Henley Management College. He is a British citizen and lives in Teddington, England.

Johan Rasmussen serves as Corporate Vice President and General Counsel of Stolt Offshore. He first joined Stolt-Nielsen Seaway A/S in 1988 as an in-house legal advisor and was promoted to the position of General Counsel of Stolt Offshore in March 1996. Prior to joining Stolt Offshore, he served with a subdivision of the Norwegian Ministry of Defense and as a Deputy Judge in the Haugesund District Court from 1986 to 1988. Mr. Rasmussen has a Masters Degree in Law from the University of Oslo in Norway. He is a Norwegian citizen and lives in Stavanger, Norway.

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

Compensation of Directors and Officers

As described above, we employ certain persons to perform executive and administrative functions for the combined business of our subsidiaries. In addition to annual base compensation, such officers are eligible for an annual performance bonus which depends on the performance of the individual. The individuals all have personal objectives which are established under our performance management system, and as such these objectives are measured on an individual basis. The aggregate annual compensation for our current members of senior management listed above performing such executive functions for fiscal year 2004 (including certain benefits) was $6.4 million, including $4.0 million in respect of deferred compensation and $0.1 million on behalf of such officers to pension plans.

The compensation to our Chief Executive Officer for fiscal year 2004 was EUR 0.7 million (approximately $0.9 million). His current annual base salary is EUR 0.5 million (approximately $0.6 million). In addition $1.7 million (approximately EUR 1.3 million) was recorded as deferred compensation for fiscal year 2004.

During fiscal year 2004, our directors who were affiliated with us or a subsidiary of SNSA received no compensation for their services, but received reimbursement of out-of-pocket expenses for attendance at meetings of the board of directors and board committee meetings. Each of our non-executive directors (Mark Woolveridge, James B. Hurlock, Haakon Lorentzen and J. Frithjof Skouverøe) received an annual fee of $30,000 plus reimbursement of out-of-pocket expenses in fiscal year 2004. In addition, each of our non-executive directors who is a member of the audit committee receives an annual fee of $5,000 and each non-executive director on the compensation committee receives an annual fee of $5,000. The annual directors’ fees are prorated for the period in office.

Service Contracts

Mr. Ehret’s contract of employment as Chief Executive Officer provides for benefits on termination of employment by us (except in the case of gross misconduct) amounting to two years’ total salary including an amount equivalent to the average of the profit share payments made in the two years prior to his termination. No other officer or director has a service contract that provides for benefits upon termination.

Board Practices

Committees of the Board of Directors

The standing committees of our board of directors currently consist of an audit committee, a compensation committee and a governance and nomination committee.

Audit Committee

The audit committee, formed in 1993, has the overall responsibility for overseeing our accounting and financial processes and is directly responsible for the appointment, compensation, retention and oversight of the work of our external auditor.

In particular, the main duties of the audit committee include:

•	To approve the appointment of the external auditor, the fee to the external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us and any questions of resignation or dismissal of the external auditor.

•	To oversee the work of our external auditor, approve in advance the scope of the audit services and ensure coordination if more than one audit firm is involved.

•	To oversee the resolution of any disagreements between management and our external auditor.

•	To approve, in advance, all non-audit services provided by our external auditor that are not prohibited by law and to enforce the restriction on prohibited non-audit services.

•	To review the quarterly and annual financial statements before their approval by the board of directors or the chairman of the board, acting on its behalf. The review is to focus in particular on: all critical accounting policies and practices; all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative treatments, and the treatment preferred by the external auditors; other written communications between management and the external auditors, such as any management letter or schedule of unadjusted differences; any changes in accounting policies and practices; major judgment areas; significant adjustments resulting from the annual audit; compliance with all disclosure requirements and duties; compliance with accounting standards; and compliance with SEC and other legal requirements.

•	To oversee all aspects of the work of our internal audit function including the review and approval of the audit program, discussion of the major findings of audit reviews together with management’s responses and ensuring coordination between the internal and external auditor.

•	To continually review the effectiveness of internal controls over financial reporting and disclosure controls and procedures relating to necessary disclosures, and to ensure that management takes appropriate action with regard to any significant control deficiencies and incidences of fraud.

•	To establish and maintain procedures for receiving, obtaining and investigating complaints received directly or through management and the confidential, anonymous submission by our employees regarding accounting, financial reporting, internal controls over financial reporting and auditing issues.

•	To obtain and review, at least annually, with the independent accountants a written statement as required by Independence Standards Board (ISB) Standard No. 1, as may be modified or supplemented, discuss with the external auditors any disclosed relationships or services that may impact their objectivity and independence, and recommend any appropriate actions to be taken.

•	To discuss with management the timing and process for implementing the rotation of the lead audit partner and the reviewing partner as required by applicable law and rules of the SEC, and shall consider whether there should be a regular rotation of the independent accounting firm itself.

The current members of the audit committee are Trond Ø. Westlie (Chairman) and J. Frithjof Skouverøe.

In the course of reviewing our compliance with the Nasdaq corporate governance rules, we determined that we had deviated from the rules applicable to audit committees for brief periods on three occasions. In each case, the deviation has been or will soon be rectified. First, after his appointment as the interim chief executive officer of SNTG in July 2003, Mr. Hurlock remained on the audit committee of our board of directors until November 2003 although he was no longer considered “independent” as defined by the Nasdaq Marketplace Rules. Second, our audit committee was composed of two, rather than three, members from November 2003 to June 2004, while the board actively searched for a new independent director. Mr. Westlie was elected as a director in June 2004 and shortly thereafter was appointed to the audit committee. Third, our audit committee has been composed of two members since February 2005, when Mr. Woolveridge stepped down from the committee. At all times since he stepped down from the committee in November 2003, Mr. Hurlock has served as an advisor to the audit committee and we expect that he will be appointed as a member of the audit committee at the June 2005 meeting of the board of directors. At that time, we will be in compliance with the Nasdaq corporate governance rules applicable to us. See “—Corporate Governance Requirements.”

Compensation Committee

The compensation committee, formed in 1993, reviews and approves salaries for the executive officers, salary parameters for all other staff, performance bonuses, profit sharing awards if any, pursuant to our profit sharing plan and stock option awards under our stock option plans as described in “—Incentive Plans.”

The current members of the compensation committee are J. Frithjof Skouverøe (Chairman), Trond Ø. Westlie and George Doremus.

Governance and Nomination Committee

The governance and nomination committee, formed in February 2005, assists the board of directors with respect to the organization, membership and function of the Board of Directors, as well as committee structure and membership. The governance and nomination committee is also responsible for defining the qualifications for candidates, recommending candidates to the board of directors for election as directors, and proposing a slate of directors for election by stockholders at each annual meeting. In addition, the governance and nomination committee considers matters of corporate governance, including establishing and reviewing our corporate governance guidelines, and reviews shareholder proposals that relate to corporate governance matters. The current members of the governance and nomination committee are James B. Hurlock (Chairman), Haakon Lorentzen and George Doremus.

Corporate Governance Requirements

We are subject to Nasdaq Marketplace Rule 4350 establishing certain corporate governance requirements for companies listed on the Nasdaq Stock Market. Pursuant to Nasdaq Marketplace Rule 4350(a), as a foreign private issuer we may follow our home country corporate governance practices in lieu of all the requirements of Rule 4350, provided that we (i) comply with certain mandatory sections of Rule 4350, (ii) disclose each other requirement of Rule 4350 that we do not follow and describe the home country practice followed in lieu of such other requirement and (iii) deliver a letter to Nasdaq from Luxembourg counsel certifying that the corporate governance practices that we do follow are not prohibited by Luxembourg law. Our independent Luxembourg counsel submitted to Nasdaq a letter, dated May 18, 2005, certifying that our corporate governance practices are not prohibited by Luxembourg law.

The requirements of Rule 4350 and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

•

Rule 4350(c)(4) requires that if there is a nominating committee, it be comprised solely of independent directors, as such term is defined in Nasdaq Marketplace Rule 4200(a)(15). In lieu of the requirements of Rule 4350(c)(4), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the nominating committee. We currently have two directors on our governance and nomination committee who satisfy the independence requirements established by the Nasdaq Marketplace Rules. One member of our governance and nomination committee, James Hurlock, would not be considered to be an “independent director” under Nasdaq Marketplace Rule 4200(a)(15), due to his employment from July 29, 2003 until June 13, 2004 as interim Chief Executive Officer of SNTG, which is a wholly owned subsidiary of SNSA. Although James Hurlock does not technically fulfill the Nasdaq requirements for independence, our governance and nomination committee is composed entirely of non-executive members. Mr. Hurlock has not had any relationship with SNTG since June 2004 and, since January 13, 2005, SNSA has not owned any of our shares.

•	Rule 4350(d)(2)(A) requires that the audit committee members have at least three members, each of whom, among other things, must be independent as defined under Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. In lieu of the requirements of Rule 4350(d)(2)(A), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the audit committee. Although, James Hurlock, who is expected to be appointed to the audit committee in June 2005, would not be considered to be an “independent director” under Nasdaq Marketplace Rule 4200(a)(15) for the same reasons discussed above with respect to the governance and nominating committee, as described above, each of our current audit committee members satisfies, and upon his appointment Mr. Hurlock will satisfy, the independence criteria under Rule 10A-3(b)(1) of the Exchange Act.

•	Rule 4350(c)(2) requires regularly scheduled meetings at which only independent directors, as defined in Nasdaq Marketplace Rule 4200(a)(15), are present (“executive sessions”). Our independent directors, as such term is defined under Rule 4200(a)(15), do have regularly scheduled meetings except that James Hurlock also attends those meetings. As discussed above, Mr. Hurlock would not be considered independent for purposes of Nasdaq Marketplace Rule 4200(a)(15). In lieu of the requirements under Rule 4350(c)(2), we follow generally accepted business practices in Luxembourg, which do not have rules requiring regularly scheduled executive sessions and therefore permit the attendance at such “executive sessions” of Mr. Hurlock.

Other than as noted above, we comply with the corporate governance requirements of Nasdaq Marketplace Rule 4350.

Incentive Plans

We have a performance bonus plan which provides for annual cash awards to officers and employees. We also have a KSRP (see below), which provides for a mixture of cash and shares, subject to strict performance criteria, for key staff.

Performance Bonus

The performance bonus provides for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The compensation committee of the board of directors administers the policy. A charge of $8.5 million has been recorded in respect of fiscal year 2004.

Share Option Plans

We operate an option plan that was approved in April 2003 (the “2003 Plan”) as well as a sub-plan for an option plan for key directors and employees resident in France (the “French Plan”). Options granted under the KSRP were issued under the terms of the 2003 Plan.

The compensation committee of our board of directors administers these plans. Options are awarded at its discretion to directors and key employees.

Under the 2003 Plan, options covering up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced our previous 1993 Stock Options Plan (the “1993 Plan”). No further options are being granted under the 1993 Plan. When the plan was wound up in April 2003, the unused portion of options authorized to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. Any options granted under the French Plan will count against this limit. Other than options granted under the KSRP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The key terms of options granted under the KSRP are described in “—Key Staff Retention Plan” below.

As of May 9, 2005, under the 2003 Plan, 5,759,700 options were granted, which included 723,000 options granted under the French Plan and 2,460,000 options granted under the KSRP.

The following tables reflect total options activity for the three-year period ended November 30, 2004, including under the KSRP:

For the fiscal year ended November 30,	Shares	2004 Weighted Average Exercise Price	Shares	2003 Weighted Average Exercise Price	Shares	2002 Weighted Average Exercise Price
		$		$		$
Outstanding at beginning of year	4,564,072	7.55	3,683,292	9.85	3,024,410	10.77
Granted	5,744,700	2.68	1,249,500	1.33	797,750	6.35
Exercised	(4,734)	1.19	—	—	(14,392)	7.38
Forfeited	(152,513)	7.29	(368,720)	9.72	(124,476)	9.97
Expired	(91,214)	3.09
Outstanding at end of year	10,060,311	4.81	4,564,072	7.55	3,683,292	9.85
Exercisable at end of year	3,169,986	9.15	2,388,007	10.19	2,001,049	10.28
Weighted average fair value of options granted during the year		1.81		0.78		4.49

Of the options outstanding as at November 30, 2004, but not yet exercisable, 2,460,000 options had performance criteria attached under the KSRP that need to be fulfilled before they can be exercised (2003 and 2002: nil).

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rates	3.93%	3.75%	5.39%
Expected lives of options	7 years	7 years	7 years
Expected volatility	76.9%	70.34%	69.1%
Expected dividend yields	—	—	—

The outstanding options are exercisable at their respective prices set forth below and expire as indicated.

		Options outstanding		Options exercisable
As at May 9, 2005	Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
			$		$
Common Shares
(range of exercise prices)
$11.21 – 17.99	686,350	5.09	14.51	673,037	14.53
$ 7.31 – 11.20	1,496,452	3.78	10.42	1,492,452	10.42
$ 3.01 – 7.30	1,664,079	7.48	5.61	674,215	6.23
$ 1.19 – 3.00	5,823,313	8.54	2.11	1,036,661	1.85

Total	9,670,194	7.38	4.88	3,876,365	8.11

The options granted as part of the acquisition of the former Ceanic have all been converted into Stolt Offshore S.A. Common Share options and as such are included in the tables above. As of May 9, 2005, 552,080 Ceanic-related options were outstanding.

Vesting upon Change of Control

The 2003 Plan and the French Plan provide that all options issued thereunder will vest upon the occurrence of certain change of control events, including (i) the acquisition by any person unaffiliated with us of 20.0% or more of our voting securities, (ii) the merger of Stolt Offshore with another corporation, in which Stolt Offshore is not the surviving entity, and (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute at least a majority thereof without the approval of at least two thirds of the directors then still in office who were directors at the beginning of such period.

Key Staff Retention Plan

As a condition of a new bonding facility agreement finalized in 2004, we were required to put in place the KSRP in order to secure the services of certain senior executives until the first quarter of 2007. The KSRP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the compensation committee of the board of directors, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring.

The cash element of the KSRP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for as a variable plan under APB No. 25.

We have accrued for the portion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan.

The amount accrued in respect of the cash compensation element of the KSRP was $1.4 million as at November 30, 2004. If all the objectives are met, the maximum amount payable will be $4.8 million.

The total cost of the options element of the KSRP recorded in 2004 was $2.6 million, based on the exercise price of $2.30 per share and the price of our Common Shares as at November 30, 2004 of $5.86 per share.

Since the number of share options vesting is performance-based, the compensation is measured at the end of each period as the amount by which the quoted market value of the shares of our stock exceeds the option price specified under the plan, and is accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued expense in the periods when the changes occur until the date when the number of shares and the final market value are known. The range of the possible outcomes is determined by the achievement of the objectives discussed above (which determines the number of options that vest), and the difference between the market price on the date of exercise and the exercise price of $2.30 per share. The options under the KSRP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until 10 years from the date of grant.

Share Ownership

As of May 9, 2005, our directors and executive officers as a group directly and indirectly owned 35,300 of our Common Shares, representing approximately 0.02% of all issued Common Shares. Each of our current directors and executive officers beneficially owns less than 1% of our outstanding Common Shares. The individual share ownership of each of our current directors and executive officers as of May 9, 2005 is set forth below:

Name	Number of Common Shares
Mark Woolveridge	2,800
James B. Hurlock	3,000
Haakon Lorentzen	—
J. Frithjof Skouverøe	24,500
George Doremus	—
Trond Westlie	—
Tom Ehret	—
Stuart Jackson	—
Bruno Chabas	5,000
Jean-Luc Laloë	—
Keith Tipson	—
Johan Rasmussen	—
Allen Leatt	—
Mark Preece	—

As of May 9, 2005, options for 3,607,900 Common Shares have been granted to our directors and executive officers, as set forth in the table below. Each of our current directors and executive officers holds options exercisable for shares representing less than 1.0% of our outstanding Common Shares.

Name	Date of Grant	Number		Exercise Price	Date of Expiry
				($)
Mark Woolveridge	June 15, 1998	3,000		16.58	June 14, 2008
	May 18, 1999	2,500		10.13	May 17, 2009
	May 1, 2000	4,000		10.25	April 30, 2010
	May 9, 2001	3,200		13.56	May 8, 2011
	December 3, 2001	3,200		6.25	December 2, 2011
	March 17, 2003	3,500		1.19	March 16, 2013
	November 12, 2004	5,000		5.02	November 11, 2014
J. Frithjof Skouverøe	June 15, 1998	3,000		16.58	June 14, 2008
	May 18, 1999	2,500		10.13	May 17, 2009
	May 1, 2000	4,000		10.25	April 30, 2010
	May 9, 2001	3,200		13.56	May 8, 2011
	December 3, 2001	3,200		6.25	December 2, 2011
	March 17, 2003	3,500		1.19	March 16, 2013
	November 12, 2004	5,000		5.02	November 11, 2014
Haakon Lorentzen	March 17, 2003	3,500		1.19	March 16, 2013
	November 12, 2004	5,000		5.02	November 11, 2014
James B. Hurlock	March 17, 2003	3,500		1.19	March 16, 2013
	November 12, 2004	5,000		5.02	November 11, 2014
George Doremus	November 12 2004	5,000		5.02	November 11, 2014
Trond Westlie	November 12 2004	5,000		5.02	November 11, 2014
Tom Ehret	March 17, 2003	450,000		1.53	March 16, 2013
	December 3, 2003	300,000		2.24	December 2, 2013
	May 14, 2004	1,000,000	*	2.30	May 13, 2014

Name	Date of Grant	Number		Exercise Price	Date of Expiry
				($)
Stuart Jackson	April 22, 2003	20,000		1.36	April 21, 2013
	December 3, 2003	150,000		2.24	December 2, 2013
	May 14, 2004	250,000	*	2.30	May 13, 2014
Bruno Chabas	June 15, 1995	2,500		2.79	June 14, 2005
	March 5, 1996	5,500		2.71	March 4, 2006
	March 5, 1997	4,500		5.79	March 4, 2007
	June 15, 1998	9,000		16.58	June 14, 2008
	May 18, 1999	10,000		10.13	May 17, 2009
	May 1, 2000	25,000		10.25	April 30, 2010
	May 9, 2001	20,000		13.56	May 8, 2011
	December 3, 2001	20,000		6.25	December 2, 2001
	March 17, 2003	40,000		1.19	March 16, 2013
	December 5, 2003	75,000		2.24	December 4, 2013
	May 14, 2004	250,000	*	2.30	May 13, 2014
Johan Rasmussen	June 15, 1995	1,500		2.79	June 14, 2005
	May 1, 2000	15,000		10.25	April 30, 2010
	May 9, 2001	10,000		13.56	May 8, 2011
	December 3, 2001	12,000		6.25	December 2, 2001
	March 17, 2003	15,000		1.19	March 16, 2013
	December 3, 2003	55,000		2.24	December 2, 2013
	May 14, 2004	120,000	*	2.30	May 7, 2014
	November 12, 2004	12,100		5.02	November 11, 2014
Jean-Luc Laloë	May 20, 2003	10,000		1.96	May 19, 2013
	December 3, 2003	55,000		2.24	December 2, 2013
	May 14, 2004	120,000	*	2.30	May 7, 2014
Keith Tipson	November 3, 2003	10,000		1.75	November 2, 2013
	December 3, 2003	30,000		2.24	December 2, 2013
	May 14,2004	120,000	*	2.30	May 13, 2014
Allen Leatt	September 25, 2003	10,000		1.62	September 24, 2013
	December 3, 2003	30,000		2.24	December 2, 2013
	May 14, 2004	120,000	*	2.30	May 13, 2014
Mark Preece	February 2, 2004	35,000		2.60	February 1, 2014
	May 14, 2004	120,000	*	2.30	May 13, 2014
Total		3,607,900

*	One third of the options have been confirmed subject to the beneficiary being employed and certain performance criteria being tested as of February 28, 2007.

Employees

Our workforce varies based on the workload at any particular time. The following table presents the breakdown of permanent employees by business segment for the last three fiscal years and temporary employees for the last fiscal year.

	Year ended November 30,
	2004 Permanent	2004 Temporary	2003 Permanent	2002 Permanent
AME	381	26	256	260
NAMEX	689	201	626	621
NEC	828	392	858	1,299
AFMED	1,412	462	1,532	926
SAM	391	25	426	415
Corporate ( including stand-alone businesses )	436	67	1,194	1,163
Total	4,136	1,173	4,892	4,684

A significant number of our offshore employees are represented by labor unions. As part of the normal course of business, a number of union agreements come up for annual renegotiation in 2005. We believe that we maintain a good relationship with our employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

During the fiscal year 2004, a number of activities including the ROV drill services, Serimer Dasa and Paragon Litwin businesses were sold, resulting in a reduction in headcount of 660 employees. In addition, our interest in the Paragon Engineering Services, Inc. business was sold to a subsidiary of AMEC plc. in early 2005, resulting in a further reduction of 545 employees. The sale to Cal Dive of the Conventional and shallow water IMR in the NAMEX region, once completed, will result in a further reduction of approximately 500 employees.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

Except as set forth below, we are not, directly or indirectly, owned or controlled by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Stolt Offshore.

Set forth below is information concerning the share ownership of all persons who beneficially owned 5.0% or more of the Common Share equivalents, as of May 9, 2005.

Name of Beneficial Owner	Number of Common Shares Owned		Percentage of Common Shares Owned	Number of Class B Shares Owned(1)	Percentage of Class B Shares Owned(1)	Percentage of Economically Equivalent Shares Owned
Holdings as at May 9, 2005
None	—		—	—	—	—
Holdings as at April 30, 2004
SNTG	79,414,260	(2)(3)	49.2%	—	—	49.2%
Odin	11,862,020	(4)	7.4%	—	—	7.4%
Holdings as at March 31, 2003
SNTG	41,686,988		55.3%	34,000,000	100%	63.5%

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

(2)	On February 25, 2004, SNTG sold 2,000,000 Common Shares. Upon the completion of the Debt Conversion on April 20, 2004, SNTG received 22,727,272 of our Common Shares.
(3)	On January 13, 2005, SNTG sold its remaining shareholdings of 79,414,260 of our Common Shares. As a result, SNSA no longer holds, directly or indirectly, any of our Common Shares.
(4)	Includes 6,730,520 Common Shares owned by Odin Norden, 4,000,000 Common Shares owned by Odin Norge and 1,131,500 owned by Odin Offshore Odin Forvaltning AS.

It should be noted that the information provided above was compiled from publicly available information and data provided by third parties and accordingly we are not able to confirm the accuracy of this information. We are not able to determine the number of record holders in Luxembourg or the number of Common Shares held in Luxembourg. The numbers provided were compiled from publicly available information filed with the SEC as at May 9, 2005.

As of March 29, 2005 the record date for the annual general meeting of shareholders, all of our 191,643,133 Common Shares were registered in the Verdipapirsentralen (“VPS”), the Norwegian Central Securities Depository, in the names of 1,821 shareholders. Excluding outstanding Common Shares registered in the name of Deutsche Bank Trust Company Americas as depositary for the ADSs and treasury shares, held by one of our subsidiaries, it is estimated that the free float of Common Shares on Oslo Børs is 139,177,625.

Related Party Transactions

Relationship with SNSA

Until January 13, 2005, our principal shareholder was SNSA, which held our shares indirectly through its wholly owned subsidiary SNTG. On January 13, 2005, we announced that the 79,414,260 Common Shares, representing approximately 41.7% of the outstanding shares, previously held by SNSA had been sold to institutional investors in the United States and Europe. As a result, SNSA no longer, directly or indirectly, holds any of our shares.

While SNSA was our largest shareholder, we and SNSA developed a number of arrangements and engaged in various transactions as affiliated companies. We believe that these arrangements and transactions, taken as a whole, were based on arm’s length principles to accommodate our respective interests in a manner that was fair and beneficial to both parties. However, because of the scope of the various relationships between us and SNSA (and our respective subsidiaries), we cannot assure you that each of the agreements and transactions, if considered separately, was on terms no less favorable to us than could have been obtained from unaffiliated third parties.

All material arrangements with SNSA were reviewed by the audit committee of our board of directors.

Financial Interaction

We had a number of financial relationships with SNSA and SNTG before we entered into the new $350 million revolving credit facility in November 2004. For further detailed information about such financial relationships, see Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with SNSA” and Item 10. “Additional Information—Material Contracts” in our annual report on Form 20-F for fiscal year ended November 30, 2003.

Co-operation and Corporate Services Agreement

Pursuant to a corporate services agreement, SNSA supplied through its subsidiaries financial, risk management, public relations and other services to us for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between us and SNSA on an annual basis. The fees for these management services were $2.6 million, $3.4 million and $3.2 million for fiscal years 2004, 2003 and 2002, respectively. The fee is included as a component of SG&A expenses in the Consolidated Statements of Operations. Short-term payables due to SNSA of $1.9 million as at November 30, 2004 relate primarily to outstanding insurance-related and corporate services activities.

In addition to the above corporate services, SNSA provided various services to us, including certain types of insurance coverage, payroll administration and information technology. SNSA received a fee for these services. The fees paid during fiscal year 2004 of $1.1 million were offset by the receipt of final settlement of certain insurance premiums paid previously, resulting in a net receipt by us of $0.7 million. SNSA received fees for these services amounting to $8.0 million in fiscal year 2003 and $5.6 million in fiscal year 2002. The 2004 fee is included as a component of SG&A expenses in our Consolidated Statements of Operations.

On April 26, 2005, we entered into a co-operation and corporate services agreement with SNSA and Stolt-Nielsen Ltd. This agreement replaced the previous corporate services agreement and, in light of the fact that SNSA is no longer a shareholder, provides for a narrower scope of services. The agreement provides that SNSA will provide:

•	accounting and administrative services for Stolt Offshore B.V. until June 30, 2005;

•	risk management services;

•	software licenses and computer access; and

•	cooperation in the procurement and maintenance of insurance (as described further below).

We estimate that the fees for these services for fiscal year 2005 will be approximately $0.7 million.

In addition, the co-operation and corporate services agreement provides that we are entitled to continue to use the “Stolt” name and logo until August 31, 2006 without payment of any royalty, unless we and SNSA agree prior to that date to extend the term.

Insurance

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company, through which our assets and activities were historically insured. A wholly owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares.

In light of the fact that SNSA is no longer a shareholder, we determined to withdraw from Marlowe and expect that it will not provide any service to us beyond September 1, 2005, unless otherwise specifically agreed in advance. At the time our account with Marlowe is settled, we will sell our preference shares in Marlowe back to SNSA for the amount of our original investment.

We have agreed to continue to cooperate with SNSA to buy insurance for future periods and we expect that, as a result of this continuing cooperation, we will benefit from favorable insurance premiums although our insurance contracts will be separate from those of SNSA. We will pay SNSA an annual fee of $250,000 plus a fee based on out of pocket costs and expenses for its services relating to risk management and insurance.

Intercompany Payments

The table below sets out our payments to and receipts from SNSA and its subsidiaries for fiscal years 2004, 2003 and 2002.

	For the year ended November 30,
	2004	2003	2002
	($ millions)
Corporate services agreement	2.6	3.4	3.2
Interest charges	—	3.5	0.6
Insurance premia payable	9.6	6.6	2.8
Receipts under captive insurance policy	(13.2)	(3.0)	(2.8)
Other services	(0.7)	8.0	5.6

Short-term payables due to SNSA of $2.0 million as of November 30, 2004 (2003: $18.4 million) relate primarily to outstanding insurance related activities, restructuring charges and management service charges.

In May 2002, SNSA advanced $64 million to us in order to assist our repurchase of the 6,142,857 Common Shares previously issued to Vinci and to settle our liability in the event shares issued could not be sold for a certain price. See Item 4. “Information on the Company—History and Development of Stolt Offshore” and Note 22 to the Consolidated Financial Statements. We subsequently issued these Common Shares and other shares to SNSA during 2002. The proceeds from the issue of the shares were used to repay the advance due to SNSA.

We had a commitment from SNSA to provide a subordinated credit line of $50 million. On May 30, 2003, we drew the full amount on this facility. This subordinated credit line was converted into 22,727,272 Common Shares on April 20, 2004 upon the completion of the Debt Conversion, as described in Item 5. “Operating and Financial Review and Prospects—New Share Capital Issued.”

Board Representation

Jacob Stolt-Nielsen, Chairman of the board of directors of SNSA, was the Chairman of our board of directors until February 2, 2005. James B. Hurlock, who was interim Chief Executive Officer of SNTG from July 29, 2003 until June 13, 2004, has served on our board of directors since 2002. Niels G. Stolt-Nielsen, the current Chief Executive Officer of SNSA, served on our board of directors from 1999 until February 2, 2005. See Item 6. “Directors, Senior Management and Employees—Board of Directors.”

Other Related Party Transactions

For commercial reasons, we have structured certain contractual services through joint ventures. The following table is a summary of our transactions with these joint ventures. See further information in Item 5. “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in and Long-Term Funding to Non-Consolidated Joint Ventures.”

Income statement data:

	Year ended November 30,
	2004	2003	2002
	($ millions)
Income received for services provided to the joint ventures	43.7	60.6	53.4
Payments made for services received from the joint ventures	6.3	55.3	29.4

Balance sheet data:

	As of November 30,
	2004	2003	2002
	($ millions)
Short term accounts receivable from the joint venture	8.1	27.6	50.4
Long term accounts receivable from the joint venture	—	6.7	6.7
Short term loan to the joint venture (NKT Flexibles)	—	—	12.0
Accounts payable to the joint venture	0.1	29.8	5.4

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2004 and 2003 respectively:

Share in Net Income of Joint Ventures and Associates

	Year ended November 30,
	2004	2003	2002
	($ millions)
NKT Flexibles I/S	(5.0)	(10.0)	(14.0)
MPG	(3.1)	(0.8)	(1.2)
Sonamet/Sonastolt	7.0 (a)	4.9	7.1
Seaway Heavy Lifting JV	5.9	3.2	2.7
Stolt/Subsea 7	3.5	4.0	10.3
Kingfisher D.A.	0.6	(0.9)	0.4
Dalia FPSO	(1.7)	—	—
EPIC JV	7.8	—	—

Total	15.0	0.4	5.3

(a)	Excludes Sonamet and Sonastolt data for the six months ended November 30, 2004.

	Year ended November 30,
	2004	2003
	($ millions)
Opening Balance	43.0	28.9
Share in net income of joint ventures and associates	15.0	0.4
Dividends distributed to Stolt Offshore	(19.7)	(14.1)
Consolidation of Sonamet & Sonastolt as at May 31, 2004	(27.1)	—
Increase in investment	4.9	18.8
Reclassification of negative balance to liabilities	2.9	—
Impact of currency translation	4.9	4.3
Change in fair value of derivative instruments	(0.3)	4.6
Other	—	0.1

Closing Balance	23.6	43.0

In fiscal year 2003, charges totaling $9.1 million in respect of our share of tangible fixed asset impairments were booked by three of our equity joint ventures, NKT Flexibles ($6.6 million), Kingfisher D.A. ($1.4 million) and Sonastolt ($1.1 million). No additional fixed assets impairment charges were recorded during fiscal year 2004.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributions

Dividends totaling $19.7 million were received in fiscal year 2004 from four joint ventures (EPIC JV, SHL, Subsea 7 and Kingfisher D.A.). The dividends of $14.1 million in fiscal year 2003 were from three joint ventures (MPG, Subsea 7 and SHL).

Consolidation impact of Sonamet and Sonastolt

These two entities ceased to be accounted for using the equity method on May 31, 2004, when we adopted FIN46R. Our share of the net assets of the joint ventures was $27.1 million as at May 31, 2004. An analysis is included in Note 4 to the Consolidated Financial Statements.

Increase in Investment

On March 25, 2004, we made a cash investment of $4.9 million in NKT Flexibles. In the same month, NKT Flexibles repaid $3.3 million of short-term debt to us. Also in 2004, we made short-term cash advances to NKT Flexibles during fiscal year 2004 totaling $5.7 million, against which a full provision for doubtful recovery was recorded.

During fiscal year 2003, $4.5 million of our receivables from Sonamet were converted into an equivalent amount of equity in this joint venture. We also invested a further $1.7 million of cash in return for equity. The other partners also made contributions and the percentage of ownership of the respective investors was maintained.

In December 2002, we made a cash investment of $12.6 million in NKT Flexibles. In the same month, NKT Flexibles repaid $12.6 million of debt to us.

Reclassification of Negative Equity Balance as Liabilities

We accrue losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture. Our share of any net liabilities of joint ventures are classified in accounts payable and accrued liabilities. Accordingly, a $2.9 million reclassification was recorded in respect of our share of liabilities resulting from a reassessment of MPG’s exposure under the repair claim from its customer.

Impact of Currency Translation

This relates to the translation of our investment in the equity of joint ventures which have a functional currency other than the U.S. dollar, and relates mainly to NKT Flexibles, Kingfisher D.A. and MPG.

Change in Fair Value of Derivative Instruments

This item is our share of the movement in fair values of forward contracts taken out during fiscal year 2003 by the Dalia JV. This is reported through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met.

Transactions with Directors, Officers and Employees

Our Articles of Incorporation provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director’s interest in any such transaction must be reported at the next general meeting of shareholders. A director who owns less than 5.0% of our capital stock or of the other party whose transaction with us is being submitted to our board of directors for its approval is not subject to the provisions of this paragraph.

Although this is no longer the practice, historically we have provided loans to our senior management for relocation expenses. As of March 31, 2005 there are no such loans outstanding.

In compliance with Nasdaq’s corporate governance rules, after January 2003, all related party transactions are reported to our audit committee for approval.

Item 8. Financial Information.

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal Proceedings

See Item 5. “Operating and Financial Review and Prospects—Legal, Regulatory and Insurance Matters.”

Dividend Policy

We have never paid dividends on our share capital, and currently intend to retain any earnings for the future operation and growth of the business. The board of directors will review this policy from time to time in light of our earnings, financial condition, prospects, tax considerations and foreign exchange rates.

Under the terms of the $350 million revolving credit facility, we are prevented from paying dividends in excess of 50% of the net profit in any 12-month period.

Significant Changes

Except as otherwise disclosed in Item 5. “Operating and Financial Review and Prospects—Subsequent Events” and elsewhere in this Report, there has been no material change in our financial position since November 30, 2004.

Item 9. The Offer and Listing.

Trading Markets

Our Common Shares trade in the form of ADSs in the United States on Nasdaq under the symbol “SOSA” and are listed in Norway on Oslo Børs under the symbol “STO.”

The following table sets forth the high and low last reported sale prices for our ADSs reported on Nasdaq and the closing prices for our Common Shares reported on Oslo Børs during the indicated periods.

	ADSs* Nasdaq		Common Shares Oslo Børs
	High	Low	High	Low
	($)		(NOK)
Annual Highs and Lows (Fiscal Years)
2000	16.38	9.13	150.00	85.50
2001	15.88	6.15	141.00	57.00
2002	9.29	1.14	80.00	8.50
2003	2.75	1.11	20.30	7.85
2004	5.96	2.09	37.60	12.64

Quarterly Highs and Lows
Fiscal Year 2003
First Quarter	1.88	1.12	12.20	7.91
Second Quarter	2.08	1.11	13.30	7.85
Third Quarter	2.66	1.32	20.00	8.70
Fourth Quarter	2.75	1.45	20.30	10.00
Fiscal Year 2004
First Quarter	3.90	2.12	26.60	12.64
Second Quarter	3.70	2.09	25.70	15.20
Third Quarter	4.00	2.33	27.20	16.70
Fourth Quarter	5.96	3.95	37.60	27.20
Fiscal Year 2005
First Quarter	7.99	5.21	49.60	32.10

Monthly Highs and Lows
November 2004	5.96	4.57	35.90	28.60
Fiscal Year 2005
December 2004	6.59	5.21	40.20	32.10
January 2005	7.10	5.73	45.00	37.40
February 2005	7.99	6.71	49.60	42.90
March 2005	8.63	7.31	53.25	47.10
April 2005	8.60	6.50	54.25	45.60

*	Prior to March 7, 2001, Common Shares did not trade in the form of ADSs on Nasdaq, but traded as Common Shares. All share prices have been adjusted to reflect the reclassification of Class A Shares to Common Shares on a one-for-one basis on March 7, 2001.

The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

On May 9, 2005, the last reported sale price of our ADSs on Nasdaq was $7.85 per ADS, and the closing price of our Common Shares on Oslo Børs was NOK 48.90 per share.

Item 10. Additional Information.

Organization and Register

Stolt Offshore S.A. is a “Société Anonyme Holding,” organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. We were incorporated in Luxembourg in 1993 as the holding company for all of our activities.

Our registered office is located at 26, rue Louvigny, L-1946 Luxembourg and we are registered in the Companies’ Register of the Luxembourg District Court under the designation “R.C. Luxembourg B 43172.”

Articles of Incorporation

Set forth below is a description of the material provisions of our Articles of Incorporation and the Luxembourg Company Law. The following summary is qualified by reference to the Articles of Incorporation and applicable Luxembourg law.

Objective and Purposes

Article 3 of the Articles of Incorporation set forth our objective as a holding company, namely to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry. More generally, we may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which we will administer and exploit; we may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of Stolt Offshore or companies that are subsidiaries of or associated with or affiliated with Stolt Offshore; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

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

Our Articles of Incorporation provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting. Such director’s interest in any such transaction shall be reported at the next general meeting of shareholders. A director who owns less than 5.0% of our capital stock or of the other party whose transaction with us is being submitted to our board for its approval is not subject to the provisions of this paragraph.

Authorized Shares

Our authorized share capital consists of 230,000,000 Common Shares, par value $2.00 per share, and consists of Common Shares only. According to our Articles of Incorporation, after the Private Placement, the Share Conversion and the Debt Conversion, our board of directors, or delegate(s) duly appointed by our board of directors, will be authorized to issue additional Common Shares, at such times and on such terms and conditions, including issue price, as our board of directors or its delegates may in its or their discretion resolve, up to a maximum of 230,000,000 Common Shares (less the amount of Common Shares already issued at such time), par value $2.00 per share. When doing so, our board of directors may suppress the preferential subscription rights of our existing shareholders to the extent it deems advisable. This authorization granted to the board of directors shall lapse five years after publication of the amendment of our Articles of Incorporation in the Luxembourg Official Gazette-Memorial C. The amendments of the Articles of Incorporation regarding the above quoted authorized capital were approved at the annual general meeting of shareholders held on May 27, 2004 and publication of such amendment in the Official Gazette occurred on August 17, 2004. From time to time we take such steps that are required to continue the authorized capital in effect.

Pursuant to our Articles of Incorporation, our board of directors was authorized to issue additional Common Shares, from time to time, up to the maximum authorized number. The Articles of Incorporation required all shares to be issued in registered form. All shares, when issued, were fully paid and non-assessable. All shares were freely transferable by the holder thereof.

As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares for cash, unless the Articles of Incorporation provide otherwise. Our Articles of Incorporation authorize our board of directors to deny shareholders’ preemptive rights for a period of five years and our board of directors has done so with respect to all authorized but unissued Common Shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the board recommends denying further such rights and such recommendation is approved by the shareholders. As a result, Common Shares will be entitled to preemptive rights after August 17, 2009.

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

Authority to Acquire Own Shares (Treasury Shares)

At the annual general meeting of shareholders on May 27, 2004, the resolutions passed by the shareholders authorized us, or any wholly owned subsidiary, to acquire Common Shares from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the board, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law. The authorization was granted for purchases completed on or before August 31, 2005. Such authorizations have customarily been renewed at our annual general meetings of shareholders.

The board authorization is not limited to a certain amount of Common Shares, however, Luxembourg Company Law generally requires that we may not hold more than 10% of our own shares. Furthermore, we may not purchase our own shares if and to the extent this will reduce our net assets below the aggregate of our share capital and legal reserve.

Treasury Shares

On March 10, 2003, we paid NKT Holdings A/S $13.5 million in respect of the settlement of our liability in the event the 879,121 Common Shares owned by NKT Holdings A/S could not be sold at a certain price. These shares were initially issued to NKT Holdings A/S as partial consideration for our acquisition of 49.0% of NKT Flexibles in December 1999. As of March 31, 2005 all of the 879,121 Common Shares are held as treasury shares through our indirect subsidiary Stolt Offshore Investing Limited.

Under applicable provisions of the Luxembourg Company Law, these Common Shares held as treasury shares remain issued but are not entitled to vote. In computing earnings per Common Share, these shares are not considered part of outstanding Common Shares. The costs of these shares is being accounted for as a deduction from shareholders’ equity.

Shareholders’ Rights

Preferential Subscription Rights (Pre-emptive Rights)

As a general rule, shareholders are entitled to preferential subscription rights under Luxembourg law in respect of the issuance of shares for cash. When issuing new shares out of the total authorized shares, the board may however suppress the preferential subscription rights of shareholders to the extent it deems advisable. The authorization by our Articles of Incorporation to issue new shares out of the total authorized shares granted to the board will remain in effect until August 17, 2009. Upon the expiration of this authorization, the suppression of preferential subscription rights will also terminate and shareholders will be entitled to preferential subscription rights once again unless the board recommends the renewal of the authorization granted to it or deny the preferential subscription rights of shareholders and such recommendation is approved by the shareholders in accordance with Luxembourg law.

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

Dividends

Interim dividends can be declared up to three times in any fiscal year by the board. Interim dividends can be paid, but only six months after the close of preceding fiscal year and after the prior year’s financial statements have been approved by the shareholders at a general meeting.

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

Restrictions on Shareholders

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage,” which term includes adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no U.S. Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and (iii) no person may own, directly or indirectly, more than 20.0% of our outstanding shares unless a majority of the board shall have authorized such shareholding in advance.

The Articles of Incorporation provide that the foregoing restrictions shall not apply to any person who was a shareholder as of March 10, 1993, or certain Affiliates or Associates (as such terms are defined in the Articles of Incorporation) of such person.

In addition, according to the Articles of Incorporation, the board is authorized to restrict, reduce or prevent the ownership of our shares if it appears to the board that such ownership may threaten us with “imminent and grave damage.” We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase.

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

Change in Control

Except as described above, there are no provisions in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of Stolt Offshore and that would only operate with respect to a merger, acquisition or corporate restructure involving us or any of our subsidiaries. However, it should be noted that the 2003 Plan and the French Plan provide that all options issued thereunder will vest upon the occurrence of certain change of control events. See Item 6. “Director, Senior Management and Employees—Incentive Plans—Vesting upon Change of Control.”

No Mandatory Bid Requirements

Our Articles of Incorporation do not contain any provision requiring a shareholder who reaches a certain threshold of shares to make a mandatory bid for the other outstanding shares in Stolt Offshore. However, applicable stock exchange regulations may do so.

Material Contracts

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the agreements which have been filed as exhibits to this Report and are incorporated by reference herein.

Credit and Guarantee Facility

On November 8, 2004 we entered into a $350 million Multicurrency Revolving Credit and Guarantee Facility. This facility permits us to borrow by means of revolving loans up to $175 million and to request the provision of bank guarantees of up to $175 million. Additional bank guarantees can be requested up to the amount not borrowed under the $175 million portion set aside for revolving loans. The revolving loan portion will reduce to $150 million for the fourth year and to $125 million for the fifth year until November 8, 2007. The bank guarantee portion of the facility is available for bank guarantees with a final maturity not later than May 8, 2011. As of May 9, 2005 $20 million had been drawn under the revolving loan portion and $145.9 million had been issued under the bank guarantee portion.

All amounts outstanding under this facility are guaranteed by us and all of our material operating companies and ship owning subsidiaries.

The facility is secured by a first mortgage on most of the vessels owned by such guarantors, as well as assignment of earnings, insurances and requisition compensation with respect to certain vessels.

Included in the sale of certain assets to Cal Dive on April 12, 2005 were vessels which were used as security for the $350 million revolving credit facility. See Item 5. “Operating and Financial Review and Prospects—Subsequent Events.” As a result of the sale to Cal Dive, the limit of the $350 million revolving credit facility will be reduced to $313 million unless and until we replace the sold assets with assets of an equivalent value.

For a further description of the risks relating to and for further information regarding the $350 million revolving credit facility, see Item 3. “Key Information—Risk Factors—Financial Risks” and Item 5. “Operating and Financial Review and Prospects—Description of Indebtedness—The $350 Million Revolving Credit Facility.”

Sale of Assets to Cal Dive

Pursuant to an asset purchase agreement dated April 11, 2005 with Cal Dive, we agreed to sell certain Conventional and shallow water IMR assets that form part of the business of the NAMEX region to Cal Dive for consideration of $125 million in cash, subject to adjustment based on the condition of the assets at the closing date. The transaction includes seven diving support vessels, two diving and pipelay vessels (the Seaway Kestrel and the DLB 801), a portable saturation diving system, various general diving equipment, and the shore support bases at the Port of Iberia and Fourchon in Louisiana. The agreement contains customary representations and warranties by the parties, and includes an arrangement whereby we will charter back the Seaway Kestrel and the DLB 801 for the duration of the ongoing Trinidad projects in 2005. The agreement also provides that Cal Dive will assume the performance of certain of our contracts with third parties that will have work remaining to be performed as of the closing date. The transaction remains subject to regulatory approval under the Hart-Scott-Rodino Act. See Item 5. “Operating and Financial Review and Prospects—Subsequent Events.”

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

Luxembourg Taxation of Shareholders

Withholding Tax

Due to our special tax status, dividends that we distribute are not subject to withholding tax in Luxembourg, whoever the beneficiaries of those dividends may be.

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

Tax on capital gains

Holders of Common Shares who are not residents of Luxembourg and who do not hold the Common Shares through a permanent establishment in Luxembourg will be taxed in Luxembourg upon any gain deriving from the sale of the Common Shares, if the Common Shares are held (i) less than 6 months from the acquisition of the Common Shares, provided the relevant holder has held more than 10.0% of our share capital or (ii) more than 6 months from the acquisition of the Common Shares provided the relevant holder (x) has held more than 10.0% of our share capital at any one time during the 5 years preceding the disposal of the Common Shares and (y) was a Luxembourg resident taxpayer during more than 15 years and has become a non-resident taxpayer less than 5 years before the moment of the disposal of the Common Shares.

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

Residents of Luxembourg who enjoy a special tax regime in Luxembourg

Dividends distributed to holding companies subject to the law of July 31, 1929 (the conditions laid down therein) and to undertakings for collective investments are not subject to any Luxembourg tax. Capital gains realized upon the sale of the Common Shares by holding companies subject to the law of July 31, 1929 and by undertakings for collective investments are not subject to any Luxembourg tax. Common Shares held by holding companies subject to the law of July 31, 1929 and by undertakings for collective investments are not subject to net wealth tax.

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

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This description addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This description does not address tax considerations applicable to:

•	holders of Common Shares or ADSs that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities,

•	taxpayers that have elected to use mark-to-market accounting,

•	persons that received Common Shares or ADSs as compensation for the performance of services,

•	persons that will hold Common Shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes,

•	persons that have a “functional currency” other than the U.S. dollar, or

•	holders that own, or are deemed to own, 10.0% or more, by voting power or value, of the stock of Stolt Offshore.

Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This description is based on:

•	the Internal Revenue Code of 1986, as amended (the “Code”),

•	U.S. Treasury Regulations issued under the Code, and

•	judicial and administrative interpretations of the Code and regulations,

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

Distributions

If you are a U.S. Holder, the gross amount of any distribution by us of cash or property, other than certain distributions, if any, of Common Shares distributed pro rata to all of our shareholders, including holders of ADSs, with respect to Common Shares or ADSs will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2008. However, a U.S. Holder’s eligibility for such preferential rate would be subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the Common Shares or ADSs. In addition, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. To the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in the Common Shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles.

Dividends received by you with respect to Common Shares or ADSs will be treated as foreign source income, which, if you are a U.S. Holder, may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.” U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation would be limited to “passive category income” and “general category income”.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder of Common Shares or ADSs, generally you will not be subject to U.S. federal income or withholding tax on dividends received on Common Shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the U.S.

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

If you are a U.S. Holder, your initial tax basis of Common Shares will be the U.S. dollar value of the Norwegian kroner denominated purchase price determined on the date of purchase. If the Common Shares are treated as traded on an “established securities market,” and you are a cash basis U.S. Holder (or, if you elect, an accrual basis U.S. Holder), you will determine the dollar value of the cost of such Common Shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Norwegian kroners and the immediate use of that currency to purchase Common Shares generally will not result in taxable gain or loss for a U.S. Holder. If you are a U.S. Holder, the initial tax basis of the ADSs will be the U.S. dollar denominated purchase price determined on the date of purchase.

With respect to the sale or exchange of Common Shares, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Common Shares are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

If you are a Non-U.S. Holder of Common Shares or ADSs, subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” you will generally not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the U.S. or (2) if you are an individual Non-U.S. Holder, you are present in the U.S. for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADSs made within the U.S. to a holder of

Common Shares or ADSs, other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares or ADSs within the U.S. to a holder, other than an “exempt recipient,” if you fail to furnish your correct taxpayer identification number or otherwise fail to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of Common Shares or ADSs. We urge you to consult your own tax advisor concerning the tax consequences of your particular situation.

Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, we file reports with the Securities and Exchange Commission. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Documents concerning Stolt Offshore that are referred to in this Report may be inspected at our principal executive offices, c/o Stolt Offshore M.S. Ltd, Dolphin House, Windmill Road, Sunbury-on-Thames, TW16 7HT England.

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

Foreign-Exchange Risk Management

Our reporting currency is the U.S. dollar. The majority of net operating expenses is denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries within the NAMEX, SAM and AME regions. In the AFMED region, the functional currencies are the Euro and U.S. dollar. In the NEC region, the functional currencies are the Norwegian kroner, the British pound sterling, Canadian and U.S. dollar. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in the AFMED, NEC and SAM regions. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $8.5 million, $25.4 million and $41.7 million for fiscal years 2004, 2003, and 2002, respectively. These are recorded in Other Comprehensive Income in the Consolidated Statements of Shareholders’ Equity.

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

We use a value-at-risk (“VAR”) model to estimate the maximum potential loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

The 95% confidence level signifies our degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency rates could move favorably. The VAR model assumes that all movements in these rates would be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is highly unlikely we could experience losses such as these over an extended period of time. These amounts should not be considered to be projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on our results or financial condition.

VAR As at November 30, (in millions)	2004	2003
	$	$
Interest rates	—	0.1
Foreign exchange rates	0.1	2.1

The decrease in the VAR from $2.1 million to $0.1 million is attributable to the significant reduction in the financial instruments held by us during fiscal year 2004.

A discussion of our accounting policies for financial instruments is included in Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies-Accounting for Derivatives” and in Note 2 to the Consolidated Financial Statements. Disclosure relating to financial instruments is included in Note 27 to the Consolidated Financial Statements.

Based on our overall interest rate exposures as of May 9, 2005, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations, or cash flows.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures.

The term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. These rules refer to the controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that are filed under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures are also designed to ensure that the information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Disclosure controls and procedures can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives.

In our Form 20-F for fiscal year 2003, we identified as of November 30, 2003 certain matters involving internal controls over financial reporting and operations of several major projects, particularly in the AFMED region, including cost overruns on major projects, delay in our recovery of amounts owed to us, and the delayed settlement of claims and variation orders with respect to major projects that had a significant negative impact on our liquidity.

As a result of the issues identified above, in 2004 we implemented the following remedial measures:

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

We are undertaking a comprehensive effort in preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. This effort includes the documentation, testing and review of our internal controls over financial reporting under the direction of senior management. During the course of these activities, we have identified certain deficiencies in the design or operation of our internal controls over financial reporting. As a result, we are evaluating and implementing improvements to our internal controls over financial reporting and will continue to do so.

These deficiencies have been classified using the following classification from the Public Companies Accounting Oversight Board:

•	Material Weakness: A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

•

Significant Deficiency: A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

•	Other Weakness: A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

During the course of the financial closing and the annual audit of our 2004 financial statements, our management identified the existence of two material weaknesses and a number of significant deficiencies and other weaknesses. Our audit committee was notified of all of these matters.

Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2004, the end of the period covered by this Report. Because of the existence at that date of two material weaknesses, they have concluded that such controls and procedures were not effective as of that date to achieve their intended objectives.

The material weaknesses identified relate to:

•	The reporting and consolidation effort in our AFMED region. The complexity of the AFMED reporting and consolidation process, involving multiple currencies and legal entities, can make it difficult to analyze project results on a timely basis. This has been an area of weakness for several years due to the limitations of systems which were in place at the time of the acquisition of ETPM S.A. Although we took steps to improve this situation in 2004, there remain significant points to be addressed. In particular, our reporting systems do not enable us to perform a line-by-line reconciliation of our management accounts for the region to our financial reporting except for the net income line. Additionally, we have a lack of detailed U.S. GAAP knowledge among the accounting staff in the region, which resulted in a number of audit adjustments. Because the projects in the AFMED region tend to be relatively large, any adjustments to the accounting relating to these projects can have a significant effect on our consolidated results. Since November 30, 2004, we have initiated a number of remedial measures, including: reducing the number of reporting entities; increasing the frequency of U.S. GAAP training sessions for regional accounting managers; simplifying our internal questionnaires to identify embedded derivatives; and otherwise strengthening Group guidance relating to provisions and contingencies.

•	The combination of significant deficiencies and other weaknesses discussed below.

In addition to these items, we have noted other weaknesses which have been brought to the attention of the audit committee from time to time, and we are taking remedial measures to address them. These matters include:

Significant deficiencies:

•	weaknesses in internal controls over financial reporting in our West African operations, including the following: a significant level and value of audit adjustments indicating a lack of coordination between regional and local management in Nigeria; insufficient knowledge of Group accounting policies; insufficient controls over cash; and insufficient control over journal entries, supplier statements, working capital balances, tax payments, payroll reconciliations and fixed assets. Internal controls over financial reporting in Nigeria are limited due to the geographical separation of the operations centers, the difficulty in recruiting and retaining adequate management staff and the lack of an integrated accounting system. We are in the process of addressing this problem through an evaluation of the benefits of the implementation of our Group standard accounting package in the West African subsidiaries, the update of our telecommunication links in Nigeria, an increase in operational and internal audit review, and the recruiting of additional experienced expatriate managers.

•	as a result of significant deficiencies and weaknesses identified in this section, numerous audit adjustments were recorded in connection with the year end audit, which when taken together had a material effect on our financial statements.

Other weaknesses:

•	insufficient controls over the valuation of inventory in our SAM region, which we are addressing subsequent to November 30, 2004 by implementing the Group’s standard inventory control system;

•	deficiencies in accounting for contingent liabilities, including inconsistencies for contingencies booked that resulted in a number of reversals of those contingencies, which are being addressed by implementation of an improved tracking database;

•	delays in finalizing the annual financial statements, which increases the likelihood of changes between our announcement of year-end earnings and the release of our audited financial statements, which we are addressing subsequent to year-end by reviewing our internal guidelines to assure that they are realistic and addressing the other deficiencies discussed above;

•	a lack of formality in our anti-fraud program, which is being addressed subsequent to year-end by the appointment of a new Group Compliance Officer and the introduction of programs designed to enhance awareness of whistle-blowing procedures and increased communication of anti-fraud programs across the organization; and

•	insufficient U.S. GAAP and tax expertise, particularly in local and regional offices, which we are addressing subsequent to year-end by recruiting tax specialists for each of our regions and by increasing communication between the U.S. GAAP expertise currently residing in our corporate office and the regional controllers to address specific circumstances.

Except for the changes disclosed herein, there has been no change in our internal controls over financial reporting that occurred during the period covered by this Report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Item 16. Reserved.

Item 16A. Audit Committee Financial Expert.

The Board of Directors has determined that Trond Ø. Westlie is an audit committee financial expert. Mr. Westlie is an independent director as such term is defined under the Nasdaq Marketplace Rules.

Item 16B. Code of Ethics.

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. We undertake to provide any person without charge, upon request, a copy of such code of ethics. Any questions may be directed as follows:

Julian Thomson / Deborah Keedy

Investor Relations

Stolt Offshore S.A.

c/o Stolt Offshore M.S. Ltd.

Dolphin House,

Windmill Road,

Sunbury-on-Thames

Middlesex TW16 7HT

United Kingdom

Tel: +44-(0)-1932 773764

+1 877 603 0267 (US Toll Free)

Fax: +44-(0)-1932 773701

Email: julian.thomson@stoltoffshore.com

deborah.keedy@stoltoffshore.com

On November 22, 2004, certain changes were made to the code of ethics. The changes included the requirement that incidents of unethical behavior must now be reported to the chairman of the audit committee and a further strengthening of our policies on accounting and record keeping. No waivers have been granted to the officers mentioned above.

Item 16C. Principal Accountant Fees and Services.

The following table sets forth the total remuneration that was paid by us and our subsidiaries to our independent accountants, Deloitte & Touche, in each of our previous two fiscal years:

(in millions)	2004	2003
	$	$
Audit fees	3.1	3.1
Audit-related fees	0.2	<0.1
Tax fees	0.1	—
All other fees	<0.1	—

Total	<3.5	<3.2

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte & Touche for the audit of our consolidated financial statements for each of the fiscal years 2004 and 2003, and the reviews of the financial statements included in interim consolidated financial statements during fiscal years 2004 and 2003.

Audit-Related Fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under “—Audit Fees,” in each of the fiscal years 2004 and 2003. In fiscal year 2004, audit-related fees principally consisted of fees relating to the preparation of a prospectus filed with Oslo Børs in connection with the Subsequent Issue, procedures relating to the sale of Paragon Litwin, assistance with an informal inquiry by the SEC and audit of the U.S. pension plan. In fiscal year 2003, audit-related fees principally consisted of fees for the audit of the U.S. pension plan and the delivery of a consent in connection with our registration statements on Form S-8.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte & Touche for tax compliance, tax advice and tax planning in each of the fiscal years 2004 and 2003. In fiscal year 2004, tax fees principally consisted of fees for advisory related to a Dutch subsidiary and Brazilian tax compliance. No tax fees were billed during fiscal year 2003.

All Other Fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “—Audit Fees,” “—Audit-Related Fees” and “—Tax Fees,” provided by Deloitte & Touche in each of the fiscal years 2004 and 2003. In fiscal year 2004, all other fees billed principally consisted of fees for advice on remuneration. In fiscal year 2003, no fees were billed in this category.

Audit Committee Pre-Approval Policy and Procedures

Our audit committee adopted a policy on November 18, 2002 to pre-approve all audit and non-audit services provided by our independent public accountants provided to us or our subsidiaries prior to the engagement of our independent public accountants with respect to such services. Prior to engagement of the independent public accountants for the next year’s audit, management submits to the audit committee for approval a list of services and related fees expected to be rendered during that year within each of four categories of services—audit, audit related, tax, and all other services. Prior to engagement, the audit committee pre-approves the independent public accountants’ services within each category. The audit committee may delegate one or more members who are independent directors of the board of directors to pre-approve the engagement of the independent public accountants. Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements for the fiscal year ended November 30, 2004 and the related information pursuant to Item 18. “Financial Statements.”

Item 18. Financial Statements.

See pages F-1 to F-51 and S-1, which are incorporated herein by reference.

Audited Consolidated Financial Statements of Stolt Offshore S.A.

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the fiscal years ended November 30, 2004, 2003 and 2002.

Consolidated Balance Sheets as of November 30, 2004 and 2003.

Consolidated Statements of Shareholders’ Equity for the fiscal years ended November 30, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2004, 2003 and 2002.

Notes to Consolidated Financial Statements.

Separate financial statements of EPIC JV for the fiscal year ended November 30, 2004, attached as Exhibit 15.1 to this Report, are being filed pursuant to Rule 3-09 of Regulation S-X and are incorporated herein by reference. In addition, pursuant to Rule 3-09 of Regulation S-X, we intend to file separate financial statements of NKT Flexibles I/S for the fiscal year ended December 31, 2004 and of Seaway Heavy Lifting for the fiscal year ended December 31, 2004 as an amendment to this Report no later than June 30, 2005.

E.	Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts.

Item 19. Exhibits.

1.1	Amended and Restated Articles of Incorporation, dated as of May 28, 2004.

2.1	Amended and Restated Deposit Agreement among Stolt Offshore, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of American Depositary Shares. Incorporated by reference to Exhibit A to Stolt Offshore’s Registration Statement on Form F-6 (File No. 333-90470) filed with the Securities and Exchange Commission on June 10, 2002.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among Stolt Offshore, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.1 of Stolt Offshore’s registration statement on Form S-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on June 30, 2002.

2.5	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.1 of Stolt Offshore’s registration statement on Form S-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on June 30, 2002.

4.1	$350 Million Multicurrency Revolving Credit and Guarantee Facility, dated as of November 8, 2004, among Seaway (UK) Limited, as borrower, and DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers, DnB NOR Bank ASA, as facility agent and security trustee and the banks listed therein.

4.2	Asset Purchase Agreement, dated April 11, 2005, by and among Cal Dive International, Inc., as Buyer, and Stolt Offshore Inc. and S&H Diving LLC, as Sellers.

8.1	Significant subsidiaries as of the end of the year covered by this Report: see Item 4. “Information on the Company—Significant Subsidiaries.”

9.1	Consent and report on schedules of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

9.2	Consent of Deloitte Statsautoriserte Revisorer AS, auditors for EPIC JV.

9.3	Consent of auditors for NKT Flexibles I/S.**

9.4	Consent of auditors for Seaway Heavy Lifting.**

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Elvinger, Hoss & Prussen.

15.1	Financial Statements of EPIC JV.

15.2	Financial Statements of NKT Flexibles I/S.**

15.3	Financial Statements of Seaway Heavy Lifting.**

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.
**	To be filed by amendment.

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

Date: May 31, 2005

Report of Independent Registered Public Accounting Firm

To Stolt Offshore S.A.

We have audited the accompanying Consolidated Balance Sheets of Stolt Offshore S.A. (a Luxembourg company) and subsidiaries (the “Company”) as at 30 November 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended 30 November 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such Consolidated Financial Statements present fairly, in all material respects, the financial position of Stolt Offshore S.A. and subsidiaries as at 30 November 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the financial statements, in 2004 the Company changed its method of accounting for consolidation to conform to Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.”

/s/ DELOITTE & TOUCHE LLP

Glasgow, United Kingdom

6 April, 2005

Consolidated Statements of Operations

For the fiscal year ended 30 November (in millions, except per share data)	Note	2004	2003	2002
		$	$	$
Net operating revenue		1,241.9	1,482.3	1,437.5
Operating expenses		(1,129.0)	(1,566.5)	(1,374.4)
Gross profit (loss)—$		112.9	(84.2)	63.1
Gross profit (loss)—%		9.1	(5.7)	4.4
Equity in net income of non-consolidated joint ventures		15.0	0.4	5.3
Selling, general and administrative expenses		(118.4)	(102.5)	(89.7)
Impairment of tangible fixed assets	10	(9.4)	(176.6)	(4.0)
Impairment of goodwill	11	—	—	(106.4)
Restructuring charges	19	(2.7)	(16.2)	—
Gain (loss) on sale of fixed assets and subsidiaries	9	29.9	(0.3)	8.0
Other operating income (loss), net		1.4	(1.1)	0.1

Net operating income (loss)		28.7	(380.5)	(123.6)
Non-operating (expense) income:
Interest expense		(19.9)	(27.9)	(18.9)
Interest income		4.0	3.1	0.7
Foreign currency exchange gains (losses), net		6.2	(8.9)	0.2

Income (loss) before minority interests and taxes		19.0	(414.2)	(141.6)
Minority interests		(4.7)	(4.5)	(2.1)

Income (loss) before income taxes		14.3	(418.7)	(143.7)
Income tax (provision) benefit	13	(9.2)	0.6	(8.2)

Net income (loss)		5.1	(418.1)	(151.9)

Earnings per Common Share
Net income (loss) per Common Share and Common Share equivalent:
Basic		0.03	(4.51)	(1.79)
Diluted		0.03	(4.51)	(1.79)
Weighted average number of Common Shares and Common Share equivalents outstanding:
Basic	23	157.6	92.6	85.0
Diluted	23	159.5	92.6	85.0

The accompanying notes to the Consolidated Financial Statements are an integral part of these

Consolidated Financial Statements.

Consolidated Balance Sheets

As at 30 November (in millions)	Note	2004	2003
		$	$
Assets
Current assets:
Cash and cash equivalents		135.0	81.9
Restricted cash deposits	5	2.1	2.1
Trade receivables (net of allowance for doubtful debt)	6	259.4	358.3
Inventories and work-in-progress	7	24.6	22.1
Receivables due from related parties and short-term advances to non-consolidated joint ventures	12	12.6	27.6
Deferred taxes	13	2.3	—
Prepaid expenses and other current assets		37.5	35.6
Assets held for sale	9	29.3	106.2

Total current assets		502.8	633.8

Fixed assets, at cost	10	956.1	933.3
Less accumulated depreciation and amortisation	10	(456.3)	(418.7)

Total fixed assets, net		499.8	514.6
Restricted cash deposits	5	4.5	—
Goodwill	11	5.3	6.0
Other intangible assets	11	4.6	0.2
Deposits and non-current receivables		47.7	33.4
Investments in and advances to non-consolidated joint ventures	12	23.6	43.0
Deferred taxes	13	16.1	8.3
Prepaid pension asset	14	4.6	3.4

Total assets		1,109.0	1,242.7

Liabilities and shareholders’ equity
Current liabilities:
Bank overdrafts and lines of short-term credit	15	—	2.5
Short-term payables due to Stolt-Nielsen S.A. (SNSA)	18	2.0	18.4
Subordinated note due to SNSA	18	—	50.0
Current maturities of long-term debt and capital lease obligations	16	—	91.5
Accounts payable and accrued liabilities	17	340.0	430.8
Accrued salaries and benefits		48.6	37.0
Advance billings		148.4	33.2
Deferred taxes	13	0.5	4.5
Other current liabilities		88.4	67.8
Liabilities held for sale	9	15.9	57.9

Total current liabilities		643.8	793.6

Long-term debt and capital lease obligations	16	69.7	293.5
Deferred taxes	13	1.2	2.0
Other long-term liabilities		37.2	26.4
Accrued pension liability	14	7.2	9.7
Minority interests		35.3	10.2
Shareholders’ equity:
Common Shares, $2.00 par value	22	382.8	152.5
Class B Shares, $2.00 par value	22	—	68.0
Treasury Shares	22	(1.0)	(1.0)
Paid-in surplus		449.3	404.2
Deficit		(530.5)	(535.6)
Accumulated other comprehensive income		14.0	19.2

Total shareholders’ equity		314.6	107.3

Total liabilities and shareholders’ equity		1,109.0	1,242.7

The accompanying notes to the Consolidated Financial Statements are an integral part of these

Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

(in millions, except share data)	Common Shares	Class B Shares	Paid-in surplus	Retained earnings (deficit)	Treasury Shares	Accumu- lated other compre- hensive (loss) income	Total Share- holders’ equity	Compre- hensive income (loss)
	$	$	$	$	$	$	$	$
Balance, 30 November 2001	140.5	68.0	463.6	52.4	—	(64.5)	660.0
Purchase of 6,392,478 Treasury Shares at market value (a)	—	—	—	—	(56.5)	—	(56.5)
Settlement of share price guarantee (a)	—	—	(60.5)	—	—	—	(60.5)
Sale of 6,392,478 Treasury Shares	—	—	—	(18.1)	56.5	—	38.4
Issuance of 6,019,287 Common Shares	12.0	—	13.5	—	—	—	25.5
Net loss	—	—	—	(151.8)	—	—	(151.8)	(151.8)
Net gains in respect of derivative Instruments (net of tax of $3.2)	—	—	—	—	—	22.2	22.2	22.2
Translation adjustments, net	—	—	—	—	—	41.7	41.7	41.7
Minimum pension liability adjustment (net of tax of $0.9)	—	—	—	—	—	(2.0)	(2.0)	(2.0)
Comprehensive loss	—	—	—	—	—	—	—	(89.9)
Exercise of share options	—	—	0.1	—	—	—	0.1

Balance, 30 November 2002	152.5	68.0	416.7	(117.5)	—	(2.6)	517.1

Purchase of 879,121 Treasury Shares at market value (b)	—	—	—	—	(1.0)	—	(1.0)
Settlement of share price guarantee (b)	—	—	(12.5)	—	—	—	(12.5)
Net loss	—	—	—	(418.1)	—	—	(418.1)	(418.1)
Net losses in respect of derivative instruments (net of tax of $1.1)	—	—	—	—	—	(0.3)	(0.3)	(0.3)
Minimum pension liability adjustment (net of tax of $0.3)	—	—	—	—	—	(3.3)	(3.3)	(3.3)
Translation adjustments, net	—	—	—	—	—	25.4	25.4	25.4
Comprehensive loss	—	—	—	—	—	—	—	(396.3)

Balance, 30 November 2003	152.5	68.0	404.2	(535.6)	(1.0)	19.2	107.3

Issuance of 45,500,000 Common Shares	91.0	—	2.2	—	—	—	93.2
Conversion of Class B Shares to Common Shares	34.0	(68.0)	34.0	—	—	—	—
Conversion of SNSA Subordinated Debt into 22,727,272 Common Shares	45.5	—	4.5	—	—	—	50.0
Issuance 20 29,900,000 Common Shares	59.8	—	1.8	—	—	—	61.6
Stock-based compensation	—	—	2.6	—	—	—	2.6
Net income	—	—	—	5.1	—	—	5.1	5.1
Release of deferred gains in respect of derivative instruments (net of tax of $4.2)	—	—	—	—	—	(17.0)	(17.0)	(17.0)
Minimum pension liability adjustment (net of tax of $0.6)	—	—	—	—	—	3.3	3.3	3.3
Translation adjustments, net	—	—	—	—	—	8.5	8.5	8.5
Comprehensive loss	—	—	—	—	—	—	—	(0.1)

Balance, 30 November 2004	382.8	—	449.3	(530.5)	(1.0)	14.0	314.6

(a)	Purchase of 249,621 Treasury Shares from NKT Holdings A/S and 6,142,857 Treasury Shares from Vinci. Further details are provided in Note 22.
(b)	Purchase of 879,121 Treasury Shares from NKT Holdings A/S. Further details are provided in Note 22.

Consolidated Statements of Cash Flows

For the fiscal year ended 30 November (in millions)	2004	2003	2002
	$	$	$
Cash flows provided by (used in) operating activities
Net income (loss)	5.1	(418.1)	(151.9)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortisation	65.6	93.5	92.1
Amortisation of dry-docking costs	11.7	14.0	15.4
Impairment of goodwill and other intangibles	—	—	106.4
Impairment of tangible fixed assets	9.4	176.5	4.0
Equity in net income of non-consolidated joint ventures	(15.0)	(0.4)	(5.3)
Dividends from non-consolidated joint ventures	19.7	14.1	13.2
Minority interest in consolidated subsidiaries	4.8	4.6	2.1
Deferred tax	(13.8)	(5.5)	(5.9)
(Gain) loss on sale of fixed assets	(4.7)	0.3	(8.0)
(Gain) on sale of subsidiaries	(25.2)	—	—
Changes in operating assets and liabilities, net of acquisitions:
Decrease in trade receivables	146.3	109.3	44.0
Decrease (increase) in prepaid expenses, other current assets and long-term receivables	2.5	8.9	(18.2)
Net realised mark to market hedging transactions	(17.0)	(11.5)	—
Decrease (increase) in inventories and work-in-progress	3.1	(3.9)	3.0
Decrease in accounts and notes payable	(134.3)	(59.7)	(12.0)
Increase in advance billings	101.2	—	—
Increase (decrease) in accrued salaries and benefits	(1.1)	(7.2)	5.3
Increase in other short-term and other long-term liabilities	8.5	68.9	21.1
Payments of dry-docking costs	(14.7)	(11.3)	(20.6)

Net cash provided by (used in) operating activities	152.1	(27.5)	84.7

Cash flows provided by (used in) investing activities
Cash acquired as a result of the consolidation of Sonamet and Sonastolt following adoption of FIN46R	32.8	—	—
Proceeds from sale of subsidiaries, net of cash disposed	36.6	—	—
Settlement of share price guarantees	—	(12.4)	(60.6)
Purchase of fixed assets	(34.2)	(21.9)	(54.6)
Proceeds from sale of tangible fixed assets	38.4	4.0	23.5
Investment in non-consolidated equity investees	(4.9)	(14.3)	—
Increase in investments and other long-term financial assets	(5.2)	(2.4)	(13.6)
Decrease in investments and other long-term financial assets	3.3	34.3	28.9

Net cash provided by (used in) investing activities	66.8	(12.7)	(76.4)

Cash flows provided by (used in) financing activities
Net (decrease) increase in bank overdraft	(2.5)	(13.8)	10.2
Drawdown of existing bank credit lines	—	230.0	—
Repayments of existing bank credit facilities	(330.8)	(80.0)	—
(Increase) in restricted cash deposits securing capital lease, long-term debt	—	(0.4)	(0.1)
Proceeds from settlement of derivative instruments	—	16.8	—
Repayments of capital lease obligations	—	—	(23.7)
Loan from minority interest shareholder	9.7	—	—
Drawdown of short-term SNSA funding	—	15.0	64.0
Repayment of short-term SNSA funding	—	(55.0)	—
Gross proceeds from share issuances	165.9	—	—
Fees related to share issuances	(10.9)	—	—
Repurchase of Treasury Shares	—	(1.0)	(56.5)
Exercise of share options	—	—	0.1
Dividends paid to minority interests	(3.9)	(2.2)	(2.4)

Net cash (used in) provided by financing activities	(172.5)	109.4	(8.4)

Effect of exchange rate changes on cash	6.7	1.0	0.1

Net increase in cash and cash equivalents	53.1	70.2	—
Cash and cash equivalents at beginning of year	81.9	11.7	11.7

Cash and cash equivalents at end of year	135.0	81.9	11.7

Details of non-cash transactions are provided in Note 2.

The accompanying notes to the Consolidated Financial Statements are an integral part of these

Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. The Company

Stolt Offshore S.A., a Luxembourg company, together with its subsidiaries (collectively, ‘the Company’) is one of the largest offshore services contractors in the world. The Company designs, procures, builds, installs and services a range of offshore surface and subsurface infrastructure for the global oil and gas industry. The Company specialises in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

The market for the Company’s services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

2. Accounting Policies

Going Concern

The financial statements have been prepared on the basis that the Company is a going concern. The Company’s latest forecasts indicate that there will be an adequate margin of compliance with its loan covenants for the foreseeable future.

Principles of Consolidation

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of all majority-owned companies in which the Company has operating control and which are not variable interest entities, as well as variable interest entities for which the Company is the primary beneficiary. All significant inter-company transactions and balances have been eliminated.

The Company has invested in several joint ventures. These include Seaway Heavy Lifting (‘SHL’), NKT Flexibles I/S (‘NKT Flexibles’), EPIC JV (‘EPIC’) and project-specific joint ventures. In these joint ventures, the Company has economic and voting interests of 17.5% to 50%.

The Company accounts for its investments in non-consolidated joint ventures under the equity method. The Company accrues losses in excess of the investment value for such entities only when the Company is committed to provide ongoing financial support to the joint venture.

Up until 31 May 2004, the equity method was applied to Sonamet and Sonastolt, where the Company owns 55% of the voting interest. This was because the Company’s ability to control the operation of the investee is restricted by the significant participating influence of the other main shareholder, Sociedade Nacional de Combustiveis de Angola—Sonangol U.E.E. (‘Sonangol’). Certain operating decisions require unanimous agreement of the Board, which has equal representation from the two principal joint venture partners.

In December 2003, the Financial Accounting Standards Board (‘FASB’) issued a revision to Interpretation No. 46 ‘Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51’ (‘FIN 46R’). FIN 46R clarifies the application of ARB No.51 ‘Consolidated Financial Statements’ to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as Variable Interest Entities (‘VIEs’), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

Notes to the Consolidated Financial Statements—(Continued)

The Company believes that both Sonamet and Sonastolt have the characteristics of VIEs, and that the Company is the primary beneficiary. Accordingly, the Company has commenced accounting for these two entities as consolidated subsidiaries with effect from 31 May 2004, the date of its adoption of FIN 46R. No restatement of prior periods is required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the financial statements and reported amounts of revenues and expenses during the year.

In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage-of-completion of projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and intangible fixed assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, the carrying value of non-consolidated joint ventures, income tax valuation allowances, income tax contingencies, provisions for legal disputes, assessment of the probability of occurrence of hedged transactions and other similar evaluations. Actual results could differ from those estimates.

The financial reporting of the Company’s contracts depends on estimates, which are assessed continually during the term of these contracts. Recognised revenues and profits are subject to revisions as the contract progresses to completion and refinements in estimates are reflected in the period in which the facts that give rise to the revision become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date but before issuance of the financial statements is reflected in the financial statements. The net positive (adverse) effect on the net result before taxation of significant revisions to contract estimates was $12.5 million in 2004, $(216.0) million in 2003 and $(58.8) million in 2002. The net effect of these revisions per share was $0.08 in 2004, $(2.33) in 2003 and $(0.69) in 2002. These effects also reflect adjustments recorded in respect of events, claim settlements and revisions of cost estimates, which took place during the time period between the fiscal year-end and the publication of the Company’s financial statements unless the underlying event is outside the normal exposure and risk aspects of the contract.

Revenue Recognition

Long-term contracts are accounted for using the percentage-of-completion method. The Company applies Statement of Position 81-1 ‘Accounting for Performance of Certain Construction-Type Projects’. Revenue and gross profit are recognised each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognised during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs. The percentage-of-completion method requires the Company to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Company’s revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to the customers in the normal course of business and are recognised as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognised in the contract estimates when the targets are achieved. As at 30 November 2004 and 30 November 2003, no revenue relating to unagreed claims or disputed receivables was included in reported turnover or receivables that has not been subsequently collected in full.

Notes to the Consolidated Financial Statements—(Continued)

During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change. These revisions to estimate will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19. The Company reported operating expenses of $1,129.0 million, $1,566.5 million and $1,374.4 million for the years ended 30 November 2004, 2003 and 2002, respectively, which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (i.e. product line management, procurement costs, cost of goods sold, and subcontract costs); personnel costs (i.e. salaries and benefit costs); vessel and equipment costs (i.e. vessel hire, equipment rental, maintenance and repair costs, mobilisation costs, fuel, logistics and insurance costs); depreciation and amortisation; and administrative costs for support embedded within projects.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses include the following costs: personnel and employment, training and development, travel and entertainment, information systems, communications, office costs, publicity and advertising, and professional fees. These costs are incurred by the following functions: executive management, regional management, office management, risk and insurance management, finance, accounting, treasury, legal, information technology and human resources.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory

In determining the cost of inventory the weighted average cost method is used. Inventory is valued at the lower of cost and net realisable value, with adequate provisions made against slow-moving and obsolete items. Provisions for excess and obsolete items are analysed at least annually on the basis of inventory counts, reviews of recent and planned inventory use, assessments of technical obsolescence, and physical inspections.

Assets Held for Sale

The Company classifies assets and disposal groups as being held for sale in accordance with Statement of Financial Accounting Standard (‘SFAS’) SFAS No. 144 ‘Accounting for the Impairment or the Disposal of Long-lived Assets’, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active programme to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Notes to the Consolidated Financial Statements—(Continued)

Fixed Assets

Fixed assets are recorded at cost. Interest costs incurred between the date that financing is provided for a qualifying asset and the date that the asset is ready for use are capitalised. No interest was capitalised for the years ended 30 November 2004, 2003 or 2002.

Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships	10 to 25 years
Operating equipment	3 to 10 years
Buildings	20 to 33 years
Other assets	3 to 7 years

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management’s estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other fixed assets. The ranges of useful economic lives of certain asset classes have been amended, but there has not been a change in estimate relating to the useful life of any individual asset.

Costs for fitting out construction support ships are capitalised and amortised over a period equal to the remaining useful life of the related equipment.

Depreciation expense was $65.2 million for the fiscal year ended 30 November 2004 (2003: $91.2 million and 2002: $85.7 million).

Dry-docking Costs

The Company accounts for dry-docking costs on a deferral basis. Capitalised dry-docking costs are amortised over the period between vessel dockings, which is typically between two and five years. Amortisation of capitalised dry-docking costs was $11.7 million for the fiscal year ended 30 November 2004 (2003: $14.0 million and 2002: $15.4 million). The unamortised portion of capitalised dry-docking costs for the year ended 30 November 2004 of $27.8 million (2003: $24.8 million) is included in ‘Deposits and non-current receivables’ in the accompanying Consolidated Balance Sheets.

Maintenance and repair costs, which are expensed as incurred, were $44.5 million for the fiscal year ended 30 November 2004 (2003: $48.3 million and 2002: $43.6 million).

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

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortised but is tested for impairment annually or earlier, whenever impairment indicators arise.

Intangibles with indefinite lives are not amortised, but tested for impairment annually or earlier, whenever impairment indicators arise.

Notes to the Consolidated Financial Statements—(Continued)

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

Impairment of Investments in Non-consolidated Joint Ventures

The Company reviews its investments in non-consolidated joint ventures periodically to assess whether there is a decline, other than temporary, in the carrying value of the investment. The Company considers whether it is able to recover the carrying value of the investment. This is assessed by reference to projected undiscounted cash flows for the joint venture.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 ‘Accounting for Income Taxes’, which requires that the deferred tax assets and liabilities be recognised using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that the Company believes, based upon objectively verifiable evidence, is more likely than not to be realised. The Company operates in many countries and is therefore subject to the jurisdiction of numerous tax authorities as well as cross-border tax treaties concluded between Governments. The Company’s operations in these countries are taxed on different bases: net profit, deemed profit (generally based on the turnover) and withholding taxes based on turnover. In the normal course of its business the Company’s tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where it has operations. The Company has received assessments from tax authorities and is at various stages of appeal. The Company believes it has defences against the issues being raised and has provided for the tax when information available prior to the issuance of the financial statements indicates it is probable that the liability has been incurred at the date of the financial statements and the amount of the tax can be reasonably estimated. There can be no assurance that the eventual outcome will be in line with the position the Company has currently taken. The Company intends to indefinitely reinvest the retained earnings of the Company’s subsidiaries and accordingly has made no provision for withholding and remittance taxes that would be due if such remittances were made.

Debt Costs

Costs incurred in connection with issuance of debt, such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortised over the life of the debt as additional interest. If the debt expires or is terminated, the deferred costs are expensed immediately.

Restructuring Charges

The Company accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 ‘Employer’s Accounting for Post Employment Benefits’. In these circumstances, the Company recognises a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Notes to the Consolidated Financial Statements—(Continued)

Where the termination costs are of a ‘one-time’ involuntary nature the Company applies SFAS No. 146 ‘Accounting for Costs Associated with Exit and Disposal Activities’. This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. The Company provides for these costs at fair value at the date the termination plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan.

Recognition of Provisions for Contingencies

The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 ‘Accounting for Contingencies’, as interpreted by FASB Interpretation No. 14 ‘Reasonable Estimation of the Amount of a Loss’, if the Company has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Company will provide the lower amount of the range.

The Company also provides for warranty costs arising in relation to its long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding.

Research and Development Expenditure

The costs of research and development are expensed as incurred.

Minority Interest

The Company records minority interest expense, which reflects the portion of the earnings of the consolidated operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying Consolidated Financial Statements primarily represent the share of minority partners’ interest of 33 1/3% in Alto Mar Girassol and the minority partners’ 37% interest in Paragon Engineering Holdings, Inc. As discussed further in Note 12, 45% minority interests in Sonamet and Sonastolt are reported for the first time as at 30 November 2004, following their initial consolidation as at 31 May 2004 on adoption of FIN46R.

Treasury Shares

Capital stock acquired, that is not retired, is carried at cost and reflected as a separate reduction from shareholders’ equity. As at 30 November 2004, 879,121 Common Shares (2003: 879,121 Common Shares) were held as treasury shares by an indirect, wholly owned subsidiary of the Company.

Earnings per Share

Earnings per share are computed using the weighted average number of Common and Class B Shares and equivalents outstanding during each period. Class B Shares have only 50% of the economic rights of Common Shares. Effective 13 February 2004, all outstanding 34 million Class B Shares were converted into 17 million Common Shares.

Stock-Based Compensation

The Company accounts for its stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 ‘Accounting for Stock Issued to Employees’ (‘APB No. 25’). Accordingly,

Notes to the Consolidated Financial Statements—(Continued)

compensation costs of stock options are measured as the excess, if any, of the quoted market price of the Company’s stock at the measurement date over the option exercise price and is charged to operations over the vesting period. For plans where the measurement date occurs after the grant date, referred to as variable plans, compensation cost is re-measured on the basis of the current market value of the Company’s stock at the end of each reporting period. The Company recognises compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable. As required by SFAS No. 123 ‘Accounting for Stock-Based Compensation’ (‘SFAS No. 123’), the Company has included in these financial statements the required pro-forma disclosures as if the fair-value method of accounting had been applied.

As discussed further under ‘Impact of New Accounting Standards’ below, the Company will adopt SFAS No. 123R ‘Share-Based Payment’ with prospective effect from the fourth quarter of fiscal year 2005.

Foreign Currency Translation

The Company, incorporated in Luxembourg, operates primarily in a US dollar economic environment given the nature of its business. As a result, the Company’s reporting currency and functional currency is the US dollar.

The Company translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into US dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of ‘Accumulated Other Comprehensive Income’ (‘OCI’) as ‘Translation adjustments, net’ in the accompanying Consolidated Statements of Shareholders’ Equity. Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in ‘Foreign currency exchange gains (losses), net’ in the accompanying Consolidated Statements of Operations. The functional currencies of the companies that comprise the AFMED and NEC regions are dependent upon the geographical location of the activities and are the Euro, Norwegian kroner, British pound sterling, Canadian dollar, or US dollar. The US dollar is the functional currency of the most significant subsidiaries within the NAMEX, SAM, and AME regions. During 2003, the Company changed the functional currency of one of its entities which performs contracts in AFMED from Euro to US dollar, reflecting the increased significance of US dollar cash flows. The Company believes that the US dollar is the currency of the primary economic environment in which it operates.

In accordance with SFAS No. 52, foreign exchange gains and losses on translation of long-term intercompany balances, which are not planned or anticipated to be settled in the foreseeable future, are included under OCI.

Derivatives and Hedges

The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company manages these exposures by entering into derivative instruments pursuant to the Company’s policies in areas such as counter party exposure and hedging practices.

All of the instruments used are hedges against forecasted underlying operating exposures, which are designated as cash flow hedges. The Company does not enter into open speculative positions. The Company accounts for derivatives in accordance with SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. If the derivative is

Notes to the Consolidated Financial Statements—(Continued)

designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in OCI in the Consolidated Balance Sheets until the hedged item affects earnings, and ineffective portions of changes in cash flow hedges are recognised in the Consolidated Statements of Operations immediately. If the derivative instrument is terminated or settled prior to the expected maturity or realisation of the underlying item, hedge accounting is discontinued prospectively.

During August 2003, Stolt Offshore closed out the majority of its foreign exchange positions to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. The gain realised when those positions were closed was deferred in OCI and is being released to the results of operations in line with the original underlying transactions for which the hedges were designated.

Supplemental Cash Flow Information

The following table sets forth non-cash financing and investing activities and selected cash flow information. The table summarises the following non-cash transactions: in 2002, the issue of shares to Stolt-Nielsen S.A. (‘SNSA’) in return for reduction of debt; in 2003, the monetisation of forward contracts, which in part settled trade payables and short-term funding due to SNSA; the replacement of external debt with SNSA short-term funding; a $50 million note from SNSA which was subordinated to the Company’s principal bank lenders (the ‘SNSA Subordinated Note’); an increase in the investment in Sonamet, at the time a non-consolidated joint venture in return for a reduction of debt; and in 2004, the conversion of Class B Shares into Common Shares; the conversion of the SNSA Subordinated Note into Common Shares; the replacement of existing bank credit lines with a new facility; and the settlement of proceeds due from the Lobito Yard disposal via offset against other working capital balances.

The following table also discloses interest and income taxes paid for all three fiscal years.

For the fiscal year ended 30 November (in millions)	2004	2003	2002
	$	$	$
Non-cash activities
Conversion of Class B shares into Common Shares	(68.0)	—	—
Conversion of SNSA Subordinated Note by issuance of 22.7 million Common Shares	(50.0)	—	—
Drawdown of SNSA Subordinated Note	—	50.0	—
Drawdown of short-term SNSA funding	—	50.0	—

Sale of 6.4 million Common Shares to SNSA	—	—	38.4
Issuance of 6.0 million Common Shares to SNSA	—	—	25.6
Replacement of loan due to SNSA	—	—	(64.0)

Monetisation of forward contracts	—	11.4	—
Settlement of SNSA trade payables	—	(1.4)	—
Replacement of short-term SNSA funding	—	(10.0)	—

Drawdown of bank credit lines	60.0	—	—
Fees on drawdown of credit lines	(5.8)	—	—
Replacement of existing bank credit facilities	(54.2)	(100.0)	—

Settlement of disposal of Lobito Yard assets	5.4	—	—
Reduction in receivables from Sonamet joint venture	—	4.5	—
Increase in investment in non-consolidated joint ventures	—	(4.5)	—

Other selected cash flow information:
Interest paid	(14.0)	(18.3)	(16.3)
Income taxes paid	(16.0)	(9.3)	(11.0)

Notes to the Consolidated Financial Statements—(Continued)

Interest paid to SNSA in the fiscal year ended 30 November 2004 was less than $0.1 million (2003: $0.3 million, 2002: $0.6 million).

Impact of New Accounting Standards

Stock-Based Compensation

On 16 December 2004, the FASB issued SFAS No. 123 (revised 2004) ‘Share-Based Payment’ (‘SFAS No. 123(R)’), which is a revision of SFAS No. 123 ‘Accounting for Stock-Based Compensation’. SFAS No. 123(R) supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’, and amends SFAS No. 95 ‘Statement of Cash Flows’. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values at the date of grant. The pro-forma disclosure of fair values allowed under SFAS No. 123 is no longer an alternative.

SFAS No. 123(R) is required to be adopted in the first quarter commencing after 15 June 2005, and the Company therefore expects to adopt it from 1 September 2005. The results for that quarter and for future periods will include accrued compensation expense reflecting a portion of the fair value of the unvested options. Such compensation expense will be based upon the fair value of an award at the date of grant and will be recognised over the requisite service period. The Company has elected not to restate its previously issued results for the portion of awards that had vested at the date of adoption and so no restatement of prior periods will be made. The Company has not yet completed its assessment of the impact of adoption of this standard on the 2005 results.

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153 ‘Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29’. SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. The Company will be required to adopt SFAS No. 153 in the first quarter beginning after 15 June 2005, and believes the adoption of this standard will not have a material impact on its financial statements.

3. Business Acquisitions

On 10 March 2003 and on 20 February 2002, the Company settled its liability to NKT Holdings A/S. NKT Holdings A/S is the Company’s joint venture partner in NKT Flexibles. NKT Holdings A/S originally acquired the Company’s shares in exchange for a 49% interest in NKT Flexibles in December 1999. The difference between the share price which had been expected the shares could be sold for and the market prices on the settlement dates of $12.5 million and $1.6 million respectively were paid in cash and similar amounts were deducted from paid-in surplus.

On 16 December 1999, the Company acquired the French offshore construction and engineering company ETPM S.A. (‘ETPM’). The total consideration for this acquisition, including debt assumed, was approximately $350 million, funded partly by cash and partly by the issuance of 6.1 million Common Shares. The parties agreed that in the event these shares were sold at prices per share of less than $18.50 after 2 years, the Company would have to pay an additional cash consideration equivalent to the difference between the sales prices and $18.50 per share. The aforementioned shares were sold in 2002 and the Company then settled its liability with respect to such sale. The difference between the sales prices and the $18.50 per share ($58.9 million) has been charged to paid-in surplus.

Notes to the Consolidated Financial Statements—(Continued)

4. Adoption of FIN46R

The Company adopted FIN46R ‘Consolidation of Variable Interest Entities’ (‘FIN46R’) with effect from 31 May 2004. As explained in Note 2, the Company believes that both Sonamet, which operates the Lobito fabrication yard in Angola, and Sonastolt, which manages offshore engineering projects in Angola as part of a consortium with Sonamet, show the characteristics of VIEs, and has commenced accounting for these two entities as consolidated subsidiaries with effect from 31 May 2004, the date of its adoption of FIN46R.

The Company’s interest in Sonamet and Sonastolt has been previously classified in the ‘Investments in and Advances to Non-Consolidated Joint Ventures’ line in the balance sheet. Related assets, liabilities and the non-controlling interests have been measured based on their fair values at the time that the Company acquired its interests in Sonamet and Sonastolt in 1999 and 2000, and recorded based on such values carried forward to 31 May 2004.

The carrying value of the combined investment in Sonamet and Sonastolt, which was shown as a single line item in the balance sheet under the equity method of accounting prior to 1 June 2004, was allocated as follows on consolidation:

(in millions)	Consolidation value
$
Current assets	150.7
Tangible fixed assets	19.1
Intangible assets	3.9
Other non-current assets	19.1

Total assets acquired	192.7
Current liabilities	(105.3)
Non-current liabilities	(36.6)
Minority interest	(23.7)

Net assets acquired	27.1

Represented by:
Carrying value of equity investment before initial consolidation	27.1

At 31 May 2004, the difference between the Company’s interests in Sonamet and Sonastolt, consolidated based on the new requirements compared to the equity method, was immaterial.

5. Restricted Cash Balances

Restricted cash balances comprise both funds held in a separate Company bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Company as security for certain third-party obligations. Restrictions on cash that expire after more than one year are classified under non-current assets. There are no other significant conditions on the restricted cash balances.

6. Trade Receivables

Trade receivables as at 30 November 2004 of $259.4 million (2003: $358.3 million) are net of allowances for doubtful accounts of $14.5 million (2003: $15.8 million). Included in trade receivables as at 30 November 2004 was $100.2 million (2003: $168.0 million) of unbilled receivables relating to revenue recognised on the basis of the percentage-of-completion method. As at 30 November 2003, an amount of $37.0 million was included in Trade receivables in respect of invoiced work on the Duke Hubline project. As described in Note 26

Notes to the Consolidated Financial Statements—(Continued)

‘Commitments and Contingencies’, a settlement was reached with Algonquin Gas Transmission whereby payment of the invoices was included as part of a negotiated settlement. As at 30 November 2004, the amount of monies withheld by customers as retentions was less then $1 million.

As at 30 November 2004 and 30 November 2003, no material amounts were included under trade receivables that were under dispute.

Concentration of Credit Risk

Substantially all of the Company’s trade account receivables are from companies in the oil and gas exploration and production sector. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

As at 30 November 2004, accounts receivable include $47.5 million (2003: $116.3 million) in respect of the largest customer and $34.8 million (2003: $36.6 million) in respect of the second largest customer.

7. Inventories and Work-in-progress

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As at 30 November (in millions)	2004	2003
	$	$
Materials and spares	13.2	13.6
Consumables	9.9	7.7
Work-in-progress and mobilisations	1.5	0.8

Total(a)	24.6	22.1

(a)	Net of reserve of $4.5 million as at 30 November 2004 (2003: $8.0 million).

Mobilisations relate to costs incurred to prepare and mobilise vessels for new contracts. These costs are recognised as operating expenses over the estimated primary term of the contract.

8. Employee Loans

Included in prepaid expenses and other current assets are loans to employees of $2.9 million (2003: $2.1 million). Included in deposits and non-current receivables are loans to employees of $nil (2003: $0.1 million).

9. Assets Held for Sale

As part of its new strategic focus, in fiscal year 2003 the Company identified a number of assets and businesses which it no longer considered essential to be owned or performed by it in-house in order to execute core operations. Services such as surface welding and Remotely Operated Vehicles (‘ROV’) drill support services are not central to the Company’s focus on the Subsea construction, Umbilicals, Risers and Flowlines (‘SURF’) market. Nevertheless, such services will remain part of the Company’s project bidding and when customers in the future require such services, the Company will purchase them from third parties. Further, the Company has reorganised its engineering functions and integrated them into the regional structure. This involved the retention of approximately 100 engineers from the Paragon Companies (comprised of Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc.). Consequently, the Company no longer requires engineering services to be provided by the Paragon Companies. A divestment program was commenced in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

Notes to the Consolidated Financial Statements—(Continued)

The business and assets, which were offered for sale as at 30 November 2004, were as follows:

•	Paragon Engineering Services, Inc. (‘PES’), located in the U.S.: The Company’s interest in this engineering business, which was acquired in fiscal year 2001, was sold effective 19 January 2005 to a subsidiary of AMEC plc., resulting in a gain of $2.1 million;

•	National Hyperbaric Centre in Aberdeen, Scotland: This centre provides facilities for hydrostatic testing, saturation systems and decompression chambers. The Company sold the centre on 2 December 2004, for proceeds of $2.3 million. This resulted in a gain of $1.3 million. The Company intends to continue contracting for the centre’s services as necessary;

•	The property at Handil, East Kalimantan, Indonesia: This property is used as an operations base and comprises land, buildings and certain equipment and was previously operated by PT Komaritim. As part of the agreement, the Company is entitled to use certain areas free of charge until January 2008. The Handil property was sold on 10 January 2005 to PT Meindo with proceeds of $1.8 million;

•	ROV—Scorpio 20, located in Scotland: The Company sold this ROV on 2 February 2005 with proceeds of $0.6 million, for no gain or loss; and

•	Certain of the Company’s trenching and ploughing assets have been identified for disposal because of underutilisation. Negotiations with a prospective buyer are ongoing and the Company expects a sale will be concluded later in fiscal year 2005.

These assets do not meet the criteria for disclosure as discontinued operations, because the operations and cash flows from the disposal groups will not be eliminated from the Company’s operations because they will continue to be performed in-house or purchased from third parties when required.

As at 30 November 2004, the Company’s disposal groups held for sale comprised assets of $29.3 million and liabilities of $15.9 million (2003: $106.2 million and $57.9 million respectively), which are detailed as follows:

Assets (in millions)	PES	Other disposal groups	2004	2003
	$	$	$	$
Trade receivables	16.5	0.6	17.1	42.4
Prepayments and other current assets	0.7	—	0.7	8.1
Net fixed assets	2.4	6.0	8.4	52.4
Deposits and non-current receivables	—	—	—	0.7
Deferred taxes	0.5	—	0.5	—
Other intangible assets	—	2.6	2.6	2.6

Total assets held for sale	20.1	9.2	29.3	106.2

Liabilities (in millions)	PES	Other disposal groups	2004	2003
	$	$	$	$
Accounts payable and accrued liabilities	1.8	0.2	2.0	26.4
Accrued salaries and benefits	5.1	—	5.1	12.3
Advance billings	—	—	—	3.0
Other current liabilities	—	0.2	0.2	6.8
Deferred taxes	0.4	0.2	0.6	0.4
Other long-term liabilities	—	8.0	8.0	7.3
Accrued pension liability	—	—	—	1.7

Total liabilities held for sale	7.3	8.6	15.9	57.9

Notes to the Consolidated Financial Statements—(Continued)

The allocation of assets held for sale by region is as follows:

Region (in millions)	2004 Assets	2004 Liabilities	2003 Assets	2003 Liabilities
	$	$	$	$
AFMED	—	—	10.4	—
NEC	1.8	0.6	3.7	—
NAMEX	—	—	1.9	—
SAM	—	—	3.2	—
AME	0.9	—	1.2	—
Corporate	26.6	15.3	85.8	57.9

Total assets held for sale	29.3	15.9	106.2	57.9

The following tables show the results of the sales of fixed assets and subsidiaries during fiscal year 2004:

Assets Sold (in millions)	NBV	Proceeds	Gain (loss)
	$	$	$
ROVs	23.3	25.3	2.0
Ships	8.2	9.3	1.1
Other Fixed Assets	2.0	3.8	1.8
Lobito Yard assets	5.6	5.4	(0.2)
Sub-total	39.1	43.8	4.7
Non-cash proceeds (a)		(5.4)

Total		38.4

(a)	The proceeds of the sale of the Lobito Yard assets were paid by offset against other working capital balances.

Subsidiaries Sold (in millions)	NBV	Proceeds	Gain (loss)
	$	$	$
Serimer DASA	12.1	38.2	26.1
Paragon Litwin	0.9	—	(0.9)

Sub total	13.0	38.2	25.2
Cash included in above disposals		(1.6)

Total		36.6

The disposition of the business and assets, which were reported as offered for sale as at 30 November 2003, was as follows:

•	ROV drill-support: This business involved around 200 employees world-wide, 44 ROVs and certain ancillary equipment, together with related contracts, and was operated from bases in West Africa, South America and the North Sea. On 20 February 2004, the Company and the Sonastolt joint venture in Angola with Sociedade Nacional de Combustiveis de Angola – Sonangol U.E.E. (‘Sonangol’), which is majority owned (55%) by the Company and provides local offshore support personnel and equipment, sold this business to Oceaneering International, Inc. for a sale price of approximately $48 million. The Company received approximately $25.3 million in cash after settling the interests of Sonangol, its joint venture partner in Angola, and transaction costs, resulting in a gain on disposal of $2.0 million;

•	Serimer DASA: This was a wholly owned specialised welding services and welding equipment manufacturing company with its head office near Paris, France. In addition, the Company has a sales

Notes to the Consolidated Financial Statements—(Continued)

office in Texas, United States. Serimer DASA provides automatic welding services primarily to offshore pipelaying contractors. The Company sold this business to Serimer Holdings, a third party purchaser, on 29 May 2004, for proceeds of $38.2 million, realising a gain on disposal of $26.1 million. Serimer DASA was divested as a consequence of the Company’s new strategic focus on the SURF market;

•	Paragon Companies: This is comprised of one company located in the U.S.A. (Paragon Engineering Services, Inc.), and two companies located in Europe (Paragon Litwin and Paragon Italia S.r.L.). The two European Paragon companies were sold effective 9 June 2004 to Bateman Oil & Gas BV for proceeds of $nil, which yielded a loss on disposal of $0.9 million. As disclosed above, the Company sold its interest in the U.S. company 19 January 2005 and was reported within assets held for sale as at 30 November 2004;

•	Survey Business: This business consists of two owned ships (the Seaway Legend and the Elang Laut), one ship on charter (the Seaway Petrel), their marine equipment, spare parts and additional equipment, including five survey ROVs. The Company was intending to sell this business and outsource its survey work to the purchaser. Ultimately this business was not sold, as the Company was unable to agree on acceptable terms with the potential buyer for the outsourcing of the survey work. The assets were therefore reclassified as held for use as at 31 May 2004. There was no material impact on the Company’s results as a consequence of the proposal to sell and the subsequent decision to retain the business;

•	Assets in the Lobito Yard, Angola: A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet Industrial S.A.R.L. (‘Sonamet’), a joint venture with Sonangol in which the Company has a 55% interest, was under negotiation for sale to Sonamet as at 30 November 2003. The sale was completed in the first quarter of fiscal year 2004 for proceeds of $5.4 million, resulting in a loss of $0.2 million; and

•	In the first two quarters of fiscal year 2004, the Company disposed of the Annette, the Seaway Rover, the Seaway Invincible and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarter of fiscal year 2004, and a gain of $0.6 million in total was recorded.

These assets did not meet the criteria for treatment as discontinued operations, because the operations and cash flows from the disposal groups were not eliminated from the Company’s operations. These operations have continued to be performed in-house or have been purchased from third parties when required.

10. Fixed Assets, Net

Fixed assets comprise the following:

As at 30 November (in millions)	2004 Gross value	2004 Accumulated depreciation	2004 Net book value	2004	2003 Gross value	2003 Accumulated depreciation	2003 Net book value	2003
	$	$	$	%	$	$	$	%
Construction support ships	623.1	(276.0)	347.1	70	618.5	(240.2)	378.3	74
Operating equipment	279.6	(154.9)	124.7	25	277.3	(158.7)	118.6	23
Land and buildings	38.6	(11.5)	27.1	5	24.2	(9.5)	14.7	3
Other assets	14.8	(13.9)	0.9	—	13.3	(10.3)	3.0	—

Total	956.1	(456.3)	499.8	100	933.3	(418.7)	514.6	100

Notes to the Consolidated Financial Statements—(Continued)

Impairments of Tangible Fixed Assets in Fiscal Year 2004

In fiscal year 2004 the Company recorded impairment charges totalling $9.4 million in respect of its tangible fixed assets, as set forth below:

Ships and Other Offshore Equipment—$4.2 million

An impairment charge of $1.9 million was recorded in the second quarter of fiscal year 2004 in respect of the Seaway Explorer on the basis of the negotiations for its sale. The sale was subsequently completed in the third quarter of fiscal year 2004. The carrying values of a number of other assets were re-assessed and impairments recorded in the second and third quarters of fiscal year 2004 when market valuations were updated. These included the Saturation Dive System on the Seaway Condor, the Seaway Legend, the Seaway Kestrel, and the Deep MATISTM system.

Underutilised Mobile Equipment—$5.2 million

During the preparation of the 2005 annual operating budget and three-year plan in October 2004, the Company’s senior management assessed the level of expected future utilisation of all its long-lived assets in light of the business strategies established in management’s business plan, and a number of assets are expected to be under-utilised in management’s revised plans. The major items included an ROV and three trenchers/ploughs. The Company estimated that future cash flows attributable to these assets were less than their carrying values and an impairment charge was recorded on the basis of fair value calculations performed by the Company, using either discounted cash flows or an estimate of fair value based on offers received for the sale of the assets.

Impairments of Tangible Fixed Assets in Fiscal Year 2003

In fiscal year 2003, the Company recognised aggregate impairment charges of $176.6 million as set forth below:

Ships Offered for Sale—$44.2 million

Several of the Company’s ships were offered for sale in September 2003 via a broker. These included the Seaway Kestrel, the Seaway Explorer, the Seaway Invincible and the Seaway Rover. The broker provided guidance as to the prices that could be obtained under the then prevailing market conditions. These prices were at a level substantially below the carrying values of the ships, and an impairment charge of $44.2 million was recorded on the basis of the broker’s valuation.

Three of these ships were sold during fiscal year 2004 for proceeds of $7.5 million, yielding no gain or loss on sale, leaving only the Seaway Kestrel as held for use as at 30 November 2004 as it was as at 30 November 2003.

LB 200 Pipelay Barge—$55.7 million

A review was performed in the fourth quarter of 2003 to determine the predicted world-wide demand for trunkline barges. This review also took into account the outcome from bid processes during the fourth quarter of fiscal year 2003. The result of the review was a downward revision of the Company’s forecasted future utilisation and daily charge-out rates for the LB200, and subsequently an impairment charge was recorded.

Radial Friction Welding System (RFW)—$42.7 million

The RFW programme was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6 to 12 inch flowlines, at a production rate of 200 pipe joints per day. The system proved too large and complex to install on one of the Company’s existing ships, so in 2002 the Company began discussions

Notes to the Consolidated Financial Statements—(Continued)

with a ship owner to install the system on one of their ships. This installation required substantial additional investment and in November 2003, the agent nominated by the Company to identify potential investors submitted a status note indicating that he had been unable to attract any further investors to join the project. Subsequently, an impairment charge was recorded and currently the RFW is carried at a net book value of $nil.

Other Ships and Offshore Equipment—$28.9 million

The major items included a ship (the Seaway Defender), three remote-operated MATIS™ pipe-connectors, nine ROVs, the Smartleg platform-deck installation equipment, three trenchers/ploughs, hardsuit diving equipment, and four pipe carousels. The review performed by the Company’s senior management in October 2003 indicated that in light of the new business plan, these assets were found to be underutilised and an impairment charge was recorded on the basis of fair value calculations performed using discounted cash flows.

Lobito Yard Assets—$5.1 million

A buy-out proposal from Sonamet to acquire equipment at the Lobito Yard in Angola was received in the fourth quarter of fiscal year 2003, and the carrying amount for the assets concerned was reduced to the proposed sale price. The assets were subsequently sold to Sonamet at that price after the end of fiscal year 2003.

Impairments of Tangible Fixed Assets in Fiscal Year 2002

The fiscal year 2002 charge of $4.0 million for impairment of fixed assets was made up of adjustments to the carrying value of several small fixed assets.

11. Goodwill and Other Intangible Assets.

As at 30 November 2004, there is goodwill of $5.3 million (2003: $6.0 million), which relates to Paragon Engineering Services Inc. (see Note 9).

There are net intangible assets of $4.6 million as at 30 November 2004 (2003: $0.2 million). $3.9 million of this increase relates to Sonamet, which was consolidated for the first time as at 31 May 2004. This is the fair value of a lease access premium for the Lobito Yard in Angola at favourable rates. This intangible asset has a gross value of $4.7 million, accumulated depreciation of $0.8 million and its remaining useful life as of the first date of consolidation was 18 years. The amortisation expense for the fiscal year ended 30 November 2004 was $0.8 million (2003: $2.3 million, 2002: $6.4 million). The amortisation expense in 2002 included the amortisation of the intangible assets of Paragon Engineering Services, Inc., which are now included under assets held for sale and are no longer amortised.

The expected amortisation is $0.3 million for 2005 and for each of the following four years thereafter.

Impairment

No impairment charge was recorded for Goodwill during fiscal years 2004 and 2003. Impairment charges recorded for fiscal year 2002 were $106.4 million as discussed below.

In fiscal year 2002, the continuing poor returns obtained on certain investments made in 1998 and 1999 led the Company to perform an impairment review of all goodwill on acquisition in accordance with SFAS No. 121 ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’. As a result, impairment charges totalling $106.4 million were recorded against goodwill, of which $103.0 million related to the entire remaining goodwill on the 1998 acquisition of Ceanic Corporation (‘Ceanic’). The remainder of the charge eliminated the outstanding goodwill of $1.8 million on the acquisition of Danco A/S, which holds the Company’s investment in NKT Flexibles, and of $1.6 million in respect of the Company’s Indonesian subsidiary, PT Komaritim.

Notes to the Consolidated Financial Statements—(Continued)

Several factors were taken into account in the analysis and supporting projected cash flows that resulted in the impairment charge of $103.0 million to eliminate the entire remaining goodwill on acquisition of Ceanic. The acquisition was made in 1998 as part of a strategy to establish a presence in one of the world’s most important offshore markets, at a price that reflected rising oil prices and favourable investment conditions. Since then the Gulf of Mexico offshore contractor market has experienced an unprecedented downturn. As a result, the Company’s NAMEX region was loss-making for the two years ended 30 November 2001, and again performed below management’s expectations in fiscal year 2002. Market analysts’ reports, at the end of fiscal year 2002, indicated that the major oil companies were directing their development funds away from U.S. waters and towards overseas targets, particularly West Africa, where the per-barrel recovery costs are lower. The Company forecast no significant upturn in demand in the Gulf of Mexico market in 2003 and had therefore revised earlier assumptions of long-term market growth in its impairment model and eliminated the remaining goodwill. The Ceanic goodwill was previously amortised over 25 years.

The NKT Flexibles joint venture has been loss-making since the Company acquired its 49% share in 2000, and the market for flexible pipes has not grown as quickly as expected. As a consequence, the joint venture has suffered from excess production capacity and has not met its performance targets. During fiscal year 2002, NKT Flexibles management revised its strategy to focus on efficiency and predicted slower growth in the next few years than initially forecasted. The Company performed an impairment test for the goodwill in Danco A/S based on the cash flow projections in the NKT Flexibles business plan, and determined that the goodwill was fully impaired. An impairment charge of $1.8 million was recorded in November 2002. This goodwill was previously amortised over ten years on a straight-line basis.

The PT Komaritim subsidiary in Indonesia was loss-making for several years, and in fiscal year 2002 once again underperformed management’s expectations. The Indonesian market continued to be characterised by high competition in the shallow water sector, an environment in which the Company is unable to fully leverage its technology and core expertise. The Company determined, on the basis of projected cash flows, that the goodwill was fully impaired, and a charge of $1.6 million was recorded in the fiscal year ended 30 November 2002. This goodwill was previously amortised over 20 years on a straight-line basis.

12. Investments in and Advances to Non-consolidated Joint Ventures

As at 30 November (in millions)	Geographical Location	Business segment	Ownership	2004		2003
			%	$		$
NKT Flexibles I/S	Denmark	Corporate	49	12.0		11.0
Mar Profundo Girassol (‘MPG’)	West Africa	AFMED	50	—		0.1
Sonamet	West Africa	AFMED	55	—	(a)	7.4
Sonastolt	West Africa	AFMED	55	—	(a)	9.6
Seaway Heavy Lifting Limited (‘SHL’)	Cyprus	Corporate	50	3.5		4.3
Stolt/Subsea 7	Norway	NEC	50	1.6		2.2
Kingfisher D.A.	Norway	NEC	50	3.7		3.8
Dalia FPSO	West Africa	AFMED	17.5	2.7		4.6
EPIC JV	Norway	NEC	50	0.1		—

Total				23.6		43.0

(a)	In accordance with FIN46R, both Sonamet and Sonastolt have been accounted for as consolidated subsidiaries since 31 May 2004. Until that date they were accounted for using the equity method because the Company’s ability to control the operation of the investees is restricted by the significant participating interest held by another party.

Notes to the Consolidated Financial Statements—(Continued)

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2003 and 2004 respectively:

Twelve months to 30 November (in millions)	2004	2003
	$	$
Opening Balance	43.0	28.9
Share in net income of joint ventures and associates	15.0	0.4
Dividends distributed to the Company	(19.7)	(14.1)
Consolidation of Sonamet & Sonastolt as at 31 May 2004	(27.1)	—
Increase in investment	4.9	18.8
Reclassification of negative balance to liabilities	2.9	—
Impact of currency translation	4.9	4.3
Change in fair value of derivative instruments	(0.3)	4.6
Other	—	0.1

Closing Balance	23.6	43.0

Share in Net Income of Joint Ventures and Associates

Period ended 30 November (in millions)	2004	2003	2002
	$	$	$
NKT Flexibles I/S	(5.0)	(10.0)	(14.0)
Mar Profundo Girassol	(3.1)	(0.8)	(1.2)
Sonamet/Sonastolt	7.0 (a)	4.9	7.1
Seaway Heavy Lifting JV	5.9	3.2	2.7
Stolt/Subsea 7	3.5	4.0	10.3
Kingfisher D.A.	0.6	(0.9)	0.4
Dalia FPSO	(1.7)	—	—
EPIC JV	7.8	—	—

Total	15.0	0.4	5.3

(a)	Excludes Sonamet and Sonastolt data for the 6 months ended 30 November 2004.

In fiscal year 2003, charges totalling $9.1 million in respect of the Company’s share of tangible fixed asset impairments were booked by three of the Company’s equity joint ventures, NKT Flexibles ($6.6 million), Kingfisher D.A. ($1.4 million) and Sonastolt ($1.1 million). No additional fixed assets impairment charges were recorded during fiscal year 2004.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributions

Dividends totalling $19.7 million were received in fiscal year 2004 from four joint ventures (EPIC JV, SHL, Subsea 7 and Kingfisher D.A.). The dividends of $14.1 million in fiscal year 2003 were from three joint ventures (MPG, Subsea 7 and SHL).

Notes to the Consolidated Financial Statements—(Continued)

Consolidation impact of Sonamet and Sonastolt

These two entities ceased to be accounted for using the equity method on 31 May, 2004, when the Company adopted FIN46R. The Company’s share of the net assets of the joint ventures was $27.1 million as at 31 May 2004. An analysis is included in Note 4 ‘Adoption of FIN46R’.

Increase in Investment

On 25 March 2004, the Company made a cash investment of $4.9 million in NKT Flexibles. In the same month, NKT Flexibles repaid $3.3 million of short-term debt to the Company. Also in 2004, the Company made short-term cash advances to NKT Flexibles during fiscal year 2004 totalling $5.7 million, against which a full provision for doubtful recovery was recorded. This provision was recorded as the Company did not believe it was probable of collection.

During fiscal year 2003, $4.5 million of the Company’s receivables from Sonamet were converted into an equivalent amount of equity in this joint venture. The Company also invested a further $1.7 million of cash in return for equity. The other partners also made contributions and the percentage of ownership of the respective investors was maintained.

In December 2002, the Company made a cash investment of $12.6 million in NKT Flexibles. In the same month, NKT Flexibles repaid $12.6 million of debt to the Company.

Reclassification of Negative Equity Balance as Liabilities

The Company accrues losses in excess of the investment value when the Company is committed to provide ongoing financial support to the joint venture. The Company’s share of any net liabilities of joint ventures are classified in accounts payable and accrued liabilities. Accordingly, a $2.9 million reclassification was recorded in respect of the Company’s share of liabilities resulting from a reassessment of MPG’s exposure under the repair claim from its customer.

Impact of Currency Translation

This relates to the translation of the Company’s investment in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles, Kingfisher D.A. and MPG.

Change in Fair Value of Derivative Instruments

This item is the Company’s share of the movement in fair values of forward contracts taken out during fiscal year 2003 by the Dalia JV. This is reported through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met.

Summarised Financial Information

Summarised financial information for the Company’s non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures’ financial statements, is as follows:

Aggregated Income Statement Data for Joint Ventures For the fiscal year ended 30 November (in millions)	2004(a)	2003	2002
	$	$	$
Net operating revenue	589.7	323.5	298.2
Gross profit	45.4	29.0	37.9
Net income	30.2	3.5	9.2

(a)	Excludes Sonamet and Sonastolt data for the 6 months ended 30 November 2004.

Notes to the Consolidated Financial Statements—(Continued)

Balance sheet data As at 30 November (in millions)	2004(a)	2003
	$	$
Current assets	342.7	469.2
Non-current assets	55.2	88.1
Current liabilities	358.6	464.7
Long-term liabilities	6.7	7.6

(a)	Excludes Sonamet and Sonastolt data as at 30 November 2004.

Transactions with Joint Ventures

For commercial reasons, the Company has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with the Company in 2004, 2003 and 2002 respectively: charter hire of $ 8.7 million, $2.9 million and $16.7 million and other expenses of $35.0 million, $57.7 million and $36.7 million. The joint ventures also received revenue of $6.3 million, $55.3 million and $29.4 million from the Company. The balance sheet data includes amounts payable to joint ventures by the Company of $0.1 million and $29.8 million, short-term amounts receivable by the Company of $8.1 million and $27.6 million, and long-term receivables of the Company of $nil and $6.7 million as at 30 November 2004 and 2003 respectively.

Details of guarantees provided to third parties by the Company in respect of performance by joint ventures are disclosed in Note 28 below.

13. Income Taxes

The income tax (provision) benefit is as follows:

For the fiscal year ended 30 November (in millions)	2004	2003	2002
	$	$	$
Current	(23.0)	(6.6)	(14.1)
Deferred	13.8	7.2	5.9

Income tax (provision) benefit	(9.2)	0.6	(8.2)

For the year ended 30 November 2004, $nil was debited as deferred tax to OCI (2003: $3.6 million, 2002: $2.2 million).

Notes to the Consolidated Financial Statements—(Continued)

The tax effects of temporary differences and net operating loss carry forwards (‘NOLs’) as at 30 November 2004 and 2003 are as follows:

As at 30 November (in millions)	2004	2003
	$	$
Deferred tax assets:
Net operating loss carry forwards, accrued expenses and provisions not currently deductible	73.0	136.7
Other accruals, net	35.9	—
Fixed asset timing differences	5.3	—
Valuation allowance	(97.5)	(109.1)

Net deferred tax assets	16.7	27.6
Deferred tax liabilities:
Fixed asset timing differences	—	(25.8)

Net deferred tax assets	16.7	1.8

Short-term deferred tax asset	2.3	—
Short-term deferred tax liability	(0.5)	(4.5)
Long-term deferred tax asset	16.1	8.3
Long-term deferred tax liability	(1.2)	(2.0)

Net deferred tax assets	16.7	1.8

Deferred Tax Assets

The Company has not recognised any deferred tax benefit for the loss incurred in the United States during 2004 and instead recorded an additional valuation allowance of $25.8 million against a deferred tax asset for NOLs, fixed asset and other timing differences arising in its U.S. subsidiaries. As a result, the Company has not recognised any deferred tax benefit against the 2004 results and continues to have a 100% valuation allowance against deferred tax assets in the U.S. The Company reached the decision to record a 100% valuation allowance based on the absence of objective evidence of the realisation of a tax benefit and due to the cumulative losses arising in the three most recent years.

During 2004, the Company released a $4.1 million valuation allowance against a deferred tax asset in Norway and now recognises a net long- term deferred tax asset of $9.5 million, of which NOLs form the main component. Based on the history of operating profits and expectations of the future, management has determined that the taxable income of the Company will more likely than not be sufficient to realise the net deferred tax asset of $9.5 million.

The Company has approximately $84.7 million of losses, future interest deductions and other short-term temporary differences that could lead to a future tax deduction in the U.K. However, the Company does not believe that these will all materialise as tax deductible items and has taken a valuation allowance against the part of the asset, which it does not expect to realise. The decision to record the valuation allowance was taken having regard to the probability under U.K. tax legislation of being able to obtain the tax deductions. The deferred tax asset, net of valuation allowance, is $13.8 million and offset against this are deferred tax liabilities of $5.8 million carried in respect of fixed asset temporary differences in respect of non Tonnage Tax activities.

During 2004 the Company partially reorganised its legal entity structure. This change allowed for a portion of the French NOLs to be utilised to shelter a capital gain on an inter-company asset sale. Management has maintained a 100% valuation allowance against the deferred tax asset that remains in France for NOLs and other timing differences as they do not consider it more likely than not that there will be taxable profits to realise the

Notes to the Consolidated Financial Statements—(Continued)

asset. In reaching such a conclusion, management had regard to the limited types of future income sources against which such assets could be realised and the absence of relevant tax planning strategies.

Management has maintained a 100%valuation allowance against the NOLs in Australia. Based on local tax regulations, profit forecasts and expectation of future Australian activity, they do not consider it probable that the asset will be realised.

In Indonesia, the Company has recognised a $1.0 million deferred tax asset for temporary differences between book and tax bases. Based on a history of taxable profits in Indonesia, management has determined that the realisation of the asset is more likely than not.

The Company has recorded a deferred tax liabilityof $1.8 million for the tax effect of embedded derivatives booked in accordance with SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’.

Valuation Allowances

The Company has recorded valuation allowances in the following jurisdictions:

Tax Jurisdiction (in millions)	2004	2003
	$	$
France	1.8	31.2
Scandinavia	5.5	9.6
United Kingdom	12.5	14.8
United States	74.3	48.5
Other	3.4	5.1

Total	97.5	109.2

Net Operating Losses

The Company has NOLs of $215 million to carry forward in various countries, none of which expire within five years

U.K. Tonnage Tax

The Company’s U.K. shipping subsidiaries continued to be taxed within the U.K. tonnage tax regime, whereby taxable income is computed by reference to the tonnage of the vessels rather than by reference to profit. In prior years, the Company released part of its deferred tax liability for the ships within the Tonnage Tax Regime. The Company recorded a net benefit of $1.0 million in fiscal year 2004 as a result of being taxable under the Tonnage Tax Regime.

Under U.K. Tonnage Tax legislation, a proportion of tax depreciation previously claimed by the Company may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax Regime. Management has made no provision for the contingent liability relating to ships because it is not probable that it will sell ships under circumstances that will make it subject to the Tonnage Tax Regime. The contingent liability in respect of these ships as at 30 November 2004 was $27.5 million.

Other Matters

If the retained earnings of the Company’s subsidiaries were to be repatriated to the ultimate holding company, withholding and remittance taxes would be due in some, but not all instances. Management has made no provision for such taxation, as it intends to indefinitely invest the undistributed earnings of the Company’s subsidiaries incorporated in those countries, which impose withholding or remittance taxes.

Notes to the Consolidated Financial Statements—(Continued)

As the Company is operating in many countries, sometimes through a branch rather than a subsidiary, the tax filings are subject to audit and re-assessment by the tax authorities. In accordance with SFAS No. 5 ‘Accounting for Contingencies’ management provides taxes for the amounts that it considers will more likely than not be due and payable as a result of these audits. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and make additional provisions in accordance in SFAS No. 5, if appropriate.

During fiscal year 2004, the Company settled some disputes in Norway, resulting in a small credit. Management also reviewed provisions for unresolved items in the Netherlands, Indonesia and various countries within the AFMED region, which resulted in the Company booking an additional net current tax expense of $9.9 million. These provisions resulted from computations of liabilities in the normal course of negotiations with the authorities and consultation with advisers. Where there are ongoing inquiries, management considers that the Company has defences to the issues being raised and considers that the amount provided as at 30 November 2004, reflects its best estimate of amounts that will ultimately be due for fiscal years up to and including 2004. However, the assessments issued to date, which cover fiscal periods up to 30 November 2001, are in aggregate $34.4 million higher than the taxes provided as at 30 November 2004, not including any interest and penalties that may be payable.

The principal items when reconciling the actual tax charge to the statutory effective rates, include the following:

For the fiscal year ended 30 November (in millions)	2004	2003	2002
	$	$	$
Income (loss) before income taxes and minority interest	19.0	(414.2)	(141.6)
Tax at the statutory rate in Luxembourg(a)	—	—	—
Tax that would be charged if local statutory rates were to apply on profits in jurisdictions where the Company has subsidiaries	(4.1)	138.0	48.4
Turnover-based taxes	(0.7)	(58.4)	(0.4)
Withholding and local taxes	(2.1)	(6.0)	(14.0)
Change in valuation allowance	2.9	(33.7)	(30.1)
U.K. tonnage tax	—	—	(0.1)
Non-deductible amortisation	(0.3)	(1.1)	(2.5)
Change in tax regime	—	—	21.3
Impairment review	0.4	(36.6)	(36.2)
Profits subject to special tax regime	1.0	1.0	4.5
Adjustments relating to prior year assessments	1.5	—	—
Other permanent items	(7.8)	(2.6)	0.9
Income tax (provision) benefit	(9.2)	0.6	(8.2)

(a)	The Company has decided to reconcile its tax rate to 0%, being the statutory rate it is subject to in Luxembourg.

14. Pension Commitments

The Company operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for the years ended 30 November 2004, 2003 and 2002 was $5.6 million, $4.5 million and $4.5 million respectively.

The Company operates both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

Notes to the Consolidated Financial Statements—(Continued)

The following tables provide a reconciliation of benefit obligation and plan assets for the U.K. and Norwegian schemes. These are primarily funded schemes, although these also include the benefit obligations in relation to an unfunded Norwegian state pension plan.

As at 30 November (in millions)	2004	2003
	$	$
Change in benefit obligation:
Benefit obligation at beginning of year	35.1	27.3
Service cost	3.0	2.8
Members’ contributions	0.1	0.1
Interest cost	2.2	1.8
Actuarial (gains) loss	(0.5)	1.1
Foreign currency exchange rate changes	4.1	2.6
Benefits paid from plan assets	(0.9)	(0.6)
Benefit obligation at end of year	43.1	35.1
Change in plan assets:
Fair value of plan assets at beginning of year	26.3	22.8
Actual return on plan assets	2.7	(0.4)
Members’ contributions	0.1	0.1
Foreign currency exchange rate changes	3.0	1.5
Company contributions	4.5	2.8
Benefits paid from plan assets	(0.9)	(0.5)

Fair value of plan assets at end of year	35.7	26.3

Overall funded status	(7.4)	(8.8)

The following table sets forth the funded status of the funded defined benefit pension plans and a reconciliation to prepaid benefit cost:

For the fiscal year ended 30 November (in millions)	2004	2003
	$	$
Funded status of the plans	(7.4)	(8.8)
Unrecognised net actuarial loss	12.0	12.3
Unrecognised prior service benefit	0.2	0.2
Unrecognised net transition obligation	(0.2)	(0.3)

Prepaid pension assets	4.6	3.4

The funded defined benefit pension plans’ weighted average asset allocation as at 30 November 2004 and the target allocations for 2005, by asset category are as follows:

For the year ended 30 November	Target Allocation	2004	2003
	%	%	%
Equities	39	35	33
Bonds	36	40	44
Real Estate	7	8	7
Other	18	17	16

Total	100	100	100

Notes to the Consolidated Financial Statements—(Continued)

The investment strategy of the funded defined benefit pension plans takes into account the need for the diversification of investments and the suitability of these investments to the plans’ asset classes. Investments are made to reduce long term volatility taking into account the pension plans’ liabilities and the desired long term return on assets.

The weighted average assumptions used for the funded defined benefit pension plans are as follows:

For the fiscal year ended 30 November	2004	2003	2002
	%	%	%
Discount rate	5.7	5.9	6.2
Expected return on plan assets	6.9	6.9	7.0
Rate of compensation increase	3.2	3.2	3.2

The assumptions take into account the evaluation of the plans’ assets, the plans’ proposed asset allocation, historical trends and experience, and current and expected market conditions.

The following table sets forth the expected future cash flows of the funded defined benefit plans:

For the fiscal year ended 30 November (in millions)	$
Estimated future benefit payments:
2005	0.7
2006	0.8
2007	0.9
2008	1.2
2009	1.5
2010 – 2014	9.4

Estimated future contributions:
2005	3.1

Net periodic pension benefit costs for funded defined benefit schemes include the following components:

For the fiscal year ended 30 November (in millions)	2004	2003	2002
	$	$	$
Service cost	3.0	2.8	2.1
Interest cost	2.2	1.8	1.4
Expected return on plan assets	(2.1)	(1.7)	(1.4)
Amortisation of transition obligation	(0.1)	—	0.6
Recognised net actuarial losses	0.5	0.7	—
Amortisation of prior service benefit	—	0.1	(0.3)
Foreign currency exchange rate changes	(0.2)	—	—

Benefit cost	3.3	3.7	2.4

The accumulated benefit obligation for all funded pension plans as at 30 November 2004 is $35.2 million (2003: $29.9 million).

Included as at 30 November 2004 are funded pension plans, which had accumulated benefit obligations in excess of plan assets. The projected benefit obligations of these plans were $20.1 million as at 30 November 2004 (2003: $30.9 million) and the fair value of assets under these plans were $12.7 million (2003: $21.3 million). The accumulated benefit obligations under the plans were $15.3 million as at 30 November 2004 (2003: $26.2 million).

Notes to the Consolidated Financial Statements—(Continued)

As at 30 November 2004, the Company has recorded a cumulative adjustment for minimum liability of $2.6 million (2003: $6.0 million), which is included in the accrued pension liability balance, for one of its plans. This is prescribed by SFAS No. 87 ‘Employers’ Accounting for Pensions’, when the accumulated benefit obligation in the plan exceeds the fair value of the underlying plan assets. The corresponding entry recorded as a component of OCI was $2.0 million (net of deferred tax of $0.6 million) as at 30 November 2004 (2003: $5.4 million (net of deferred tax of $0.6 million)).

The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded plans. As the plans are unfunded, the benefit obligation is equal to the unfunded status of the plans and the accrued pension liabilities.

For the fiscal year ended 30 November (in millions)	2004	2003
	$	$
Benefit obligation at beginning of year	4.8	6.4
Divestitures(a)	(1.5)	—
Service cost	0.1	0.5
Plan amendments	—	(3.7)
Interest cost	0.2	0.4
Foreign currency exchange rate changes	0.6	1.2

Benefit obligation at end of year(b)	4.2	4.8

(a)	The divestitures represent the reduction in the benefits obligation due to the sale of Serimer DASA and Paragon Litwin.
(b)	The benefit obligation as at 30 November 2004 includes liabilities held for sale of $nil (2003: $1.7 million).

The weighted average rate assumptions used are as follows:

For the fiscal year ended 30 November	2004	2003	2002
	%	%	%
Discount rate	5.0	5.0	5.0
Expected return on plan assets	n/a	n/a	n/a
Rate of compensation increase	2.5	2.1	3.8

Net periodic pension benefit costs include the following components:

For the fiscal year ended 30 November (in millions)	2004	2003	2002
	$	$	$
Service cost	0.1	0.5	0.5
Interest cost	0.2	0.4	0.3
Plan amendment	—	3.7	—

Benefit cost	0.3	4.6	0.8

In Indonesia, retirement indemnities, for which the Company has accrued $0.4 million as at 30 November 2004 (2003: $0.6 million), are paid as a lump sum upon retirement. They are primarily based upon the employees’ years of service and salary levels.

Notes to the Consolidated Financial Statements—(Continued)

The following table provides a reconciliation of the pension liability:

For the fiscal year ended 30 November (in millions)	2004	2003
	$	$
Minimum liability adjustment for funded schemes	2.6	6.0
Pension liability for unfunded schemes	4.2	4.8
Retirement indemnity	0.4	0.6

Pension liability	7.2	11.4

Pension liability disclosed as:
Per consolidated balance sheet	7.2	9.7
Included in assets held for sale	—	1.7

Pension liability	7.2	11.4

15. Bank Overdraft and Lines of Short-term Credit

As at 30 November 2004, the Company has no available committed or uncommitted third-party bank overdrafts and lines of short-term credit and short-term loan notes (2003: $8.5 million). The weighted average interest rate was 6.0% for the fiscal year ended 30 November 2003, and as at 30 November 2003 short-term borrowings under these facilities were $2.5 million.

16. Long-term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations, excluding borrowings from SNSA, comprises the following:

As at 30 November (in millions)	2004	2003
	$	$
$350 million credit facility, outstanding balance	60.0	—
$440 million credit facility, outstanding balance	—	330.0
$55/45 million credit/guarantee facility, outstanding balance	—	55.0
Other (a)	9.7	—

Total long-term debt and capital lease obligations	69.7	385.0

Current portion:
$440 million credit facility, scheduled repayment	—	71.5
$55/45 million credit/guarantee facility, scheduled repayment	—	20.0

Total current portion	—	91.5

Long-term portion:
$350 million credit facility, outstanding balance	60.0	—
$440 million credit facility, outstanding balance	—	258.5
$55/45 million credit/guarantee facility, outstanding balance	—	35.0
Other (a)	9.7	—

Total long-term portion	69.7	293.5

(a)	This comprises a loan provided by Sonangol to Sonamet. This loan is unsecured, bears interest at a fixed rate of 2.75% per year and is repaid in annual instalments for a period of not less than six years.

During fiscal year 2004 scheduled repayments were made as per the terms of the then existing credit facilities, as shown in the above table. Upon completion of the refinancing in November 2004 the outstanding balance of $279.9 million was repaid. This was partially done by a $50.0 million draw down under the new $350

Notes to the Consolidated Financial Statements—(Continued)

million revolving credit facility, described below. Debt extinguishment costs of $1.8 million relating to the write-off of the unamortised portion of the costs of the previous credit facilities were also recorded within interest expense in the Consolidated Statements of Operations. As at 30 November 2004 the only facility available to the Company is the $350 million revolving credit facility.

Commitment fees for any unused lines of credit expensed in the fiscal year ended 30 November 2004 totalled $0.5 million (2003: $0.9 million, 2002: $0.4 million). The weighted average interest rate paid was 6.92% (2003: 4.45%).

Facilities

The Company has the following facility outstanding as at 30 November 2004:

The $350 million Revolving Credit Facility

On 8 November 2004, the Company entered into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks, led by DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers. This facility, together with existing cash balances, was used to refinance the Company’s existing credit facilities, including the $440 million secured multi-currency revolving credit facility, the $55/45 million credit/guarantee facility, the $44 million secured guarantee facility, the $100 million secured bank guarantee facility and the $50 million unsecured bonding facility; and will be used for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating requirements. Consequentially, the financing also released Stolt-Nielsen S.A. from all remaining financial guarantee obligations to the Company. The Company capitalised debt issuance costs of $7.5 million within non-current receivables in relation to setting up this facility.

The facility is guaranteed by the Company and subsidiaries comprising in aggregate at least 90% (by external revenues and net fixed assets) of the Company’s net fixed assets and external revenues.

The facility is secured by a first priority mortgage on the most significant assets owned by the Company, as well as an assignment of earnings, insurances and requisition compensation with respect to certain vessels. The estimated market value of the 14 vessels pledged in support of the facility as of the close of such facility was approximately $500 million and their corresponding net book value as at 30 November 2004 was $332 million.

The facility provides for revolving loans of up to $175 million during the first three years, up to $150 million for the fourth year reducing to $125 million for the fifth year until 8 November 2009. Other mandatory reductions in the facility will occur (subject to cure provisions) if the valuations of the vessels (or a loss of a vessel) shall result in the asset coverage of the outstanding and available amounts under the facility to be less than 120%. Borrowings under the facility may be made in minimum increments of $5 million subject to the satisfaction of certain customary conditions precedent. In addition, the facility provides that performance guarantees can be issued until final maturity of the facility equal to the difference between the total available facility and amounts drawn down as loans. At final maturity, all performance guarantees must either expire on or before 8 May 2011 or be replaced or cash collateralised.

As at 30 November 2004, the utilisation of the facility was as follows:

As at 30 November 2004 (millions)	Utilised	Unutilised		Total
	$	$		$
Cash loans	60.0	115.0	(a)	175.0
Guarantees	110.9	64.1		175.0

Total	170.9	179.1		350.0

(a)	The unutilised portion of the cash loan facility is also available for guarantees.

Notes to the Consolidated Financial Statements—(Continued)

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to to earnings before interest, taxes, depreciation and amortisation (‘EBITDA’), a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. The Company must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending 28 February, 31 May, 31 August and 30 November of each year. The facility also contains negative pledges with respect to accounts receivable and cash. The facility contains representations, affirmative covenants and negative covenants (in addition to the financial covenants listed above) and events of defaults which are all customary for transactions of this nature.

Interest on the facility is payable at LIBOR plus a margin which will be linked to the ratio of the Company’s debt to EBITDA and which may range from 1.0% to 2.375% per year. The margin is currently fixed at 1.0% for a period of six-months and is reviewed on a six-monthly basis. The fee applicable for performance guarantees will be linked to the same ratio, may range from 0.5% per year to 1.1875% per year and is currently fixed at 0.5% subject to review every six months.

17. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

As at 30 November (in millions)	2004	2003
	$	$
Invoice accruals	191.4	212.1
Trade payables	119.4	148.4
Short-term payables to joint ventures	—	29.9
Provision for loss-making contracts	29.2	40.4

Total	340.0	430.8

18. Related Party Transactions

Related party transactions included the following charges paid to/received from SNSA:

For the fiscal year ended 30 November (in millions)	2004	2003	2002
	$	$	$
Corporate services agreement	2.6	3.4	3.2
Interest charges	—	3.5	0.6
Premia payable to captive insurance company	9.6	6.6	2.8
Receipts under captive insurance policy	(13.2)	(3.0)	(2.8)
Other (receipts) recharges	(0.7)	8.0	5.6

Total	(1.7)	18.5	9.4

Corporate Services Agreement

Pursuant to a corporate services agreement, during 2004, SNSA supplied through its subsidiaries financial, risk management, public relations and other services to the Company for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between the Company and SNSA on an annual basis. The fees for these management services were $2.6 million, $3.4 million and $3.2 million for fiscal years 2004, 2003 and 2002, respectively. The fee is included as a component of SG&A expenses in the Consolidated Statements of Operations. Short-term payables due to SNSA of $1.9 million as at 30 November 2004 relate primarily to outstanding insurance-related and corporate services activities.

Notes to the Consolidated Financial Statements—(Continued)

The services agreement was automatically renewable for additional one-year terms. However, in view of SNSA’s sale of all of its holding of the Company’s Common Shares in January 2005, the Company and SNSA have agreed to terminate the corporate services agreement.

Other Administrative Services Agreement

In addition to the above corporate services, SNSA provided various services to the Company, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a fee for these services. The fees paid during fiscal year 2004 were offset by the receipt of final settlement of certain insurance premiums paid previously, resulting in a receipt by the Company of $0.7 million. Fees for these services were $8.0 million for 2003 and $5.6 million for 2002. The 2004 fee is included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations. For 2005 the Company and SNSA intend to co-operate with respect to procurement of insurances and certain information technology matters on an individual arm’s length basis.

Captive Insurance Company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company (‘Marlowe’) through which certain of the Company’s interests are insured. In light of SNSA’s phased sale of its holdings of the Company’s stock, the Company decided to withdraw from Marlowe with effect from the expiration of its current insurance placed with or through Marlowe. The Company is co-operating with SNSA to buy insurance for future periods.

Service Mark Agreement

The Company and SNSA are parties to an agreement under which the Company has been granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in the Company, the Company would be obliged to change its name and logo upon SNSA’s request. The Company is discussing an arrangement with SNSA, which would allow it to use the name and logo until the end of the third quarter of fiscal year 2006.

Cross-default in Certain Credit and Guarantee Facilities

As at 30 November 2004 there were no cross default clauses in the Company’s existing credit and guarantee facilities. As at 30 November 2003, SNSA had guaranteed $47.8 million of bank guarantees issued under Other Bank Guarantee Arrangements, while SNSA and one of its subsidiaries, Stolt-Nielsen Transportation Group (‘SNTG’) jointly and severally had guaranteed bank guarantees issued under the guarantee portion of the $55/45 million credit/guarantee facility, as well as bank guarantees issued under the $44 million guarantee facility. Additionally, certain actions or events undertaken by SNSA and SNTG including without limitation, incurring un-permitted liens, defaulting under certain debt facilities, and failing to comply with non-appealable court orders, could have resulted in a cross-default under these facilities.

Other Matters

On 20 April 2004, SNTG converted its $50 million subordinated note, as previously agreed, into 22,727,272 Common Shares representing a conversion price of $2.20 per share.

Short-term payables due to SNSA of $2.0 million as at 30 November 2004 (2003: $18.4 million) relate primarily to outstanding insurance related activity, corporate services agreement charges and other management service charges.

Notes to the Consolidated Financial Statements—(Continued)

During fiscal year 2003, the Company made a payment of $50,000 for marketing services to a company in which a non-executive Director has an interest (2002: $50,000). No such payment was made during fiscal year 2004.

19. Restructuring and Reorganisation Programme

For the fiscal year ended 30 November 2004 (in millions)	Opening Balance	Expensed in the year	Released to income in the year	Paid in the year	Other(a)	Closing Balance
	$	$	$	$	$	$
Real estate costs	2.7	2.6	—	(0.9)	0.3	4.7
Personnel and redundancy costs	12.6	0.6	(0.7)	(12.9)	1.0	0.6
Professional fees	0.3	0.3	(0.1)	(0.5)	—	—

Total	15.6	3.5	(0.8)	(14.3)	1.3	5.3

(a)	Includes the effect of exchange rate changes.

The restructuring provision at the start of the year was set up in fiscal year 2003 and resulted from the implementation of the new management team’s plan for financial recovery, which included the restructuring of the Company’s cost and asset base. The first stages of the plan for financial recovery, involving changes in the Company’s personnel, operating structure and business processes, were substantially completed in the second half of fiscal year 2003. The senior management tier was restructured, with new appointments to 30 out of 40 posts. A plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 posts) and headcount reduction (400 posts), see Note 9 ‘Assets Held for Sale’ above.

Net restructuring charges of $2.7 million were recorded in fiscal year 2004, although no new initiatives were undertaken.

The real estate provision of $2.7 million at the start of the year related to the AFMED region, and comprises $1.8 million for the accrued rental of office space vacated by Paragon Litwin and $0.9 million of unamortised leasehold improvements for these offices. The existing accrual for future rental costs on the office space vacated by Paragon Litwin was increased by $2.6 million in the AFMED region during fiscal year 2004 to reflect the weakness of local real estate markets for subletting these premises before the end of the lease (August 2007).

The $12.6 million of personnel and redundancy provision at the start of the year related to severance payments, vacation paid-in-lieu, and outplacement fees, and were principally incurred in the NEC, AFMED, Corporate and NAMEX regions due to the need to reduce staffing levels in Aberdeen, Stavanger, Nanterre, Corporate and Houston offices to reflect lower levels of business expected in 2004. The majority of the provision outstanding at year end 2003 was paid during fiscal year 2004 and the remaining balance of $0.6 million is expected to be paid during the second quarter of fiscal year 2005 for related redundancies.

The provision for professional fees arising during the year ended 30 November 2003, totalling $0.3 million, related to fees incurred by the Company in connection with asset disposals. These were settled during fiscal year 2004.

20. Operating Leases

Total operating lease commitments as at 30 November 2004 amount to $96.4 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships account for $24.9 million of the total commitments. The remaining obligations relate to office facilities and equipment.

Notes to the Consolidated Financial Statements—(Continued)

Total minimum annual lease commitments payable and sublease rentals receivable are as follows:

Analysis by year (in millions)	Operating leases	Sublease Rentals
	$	$
2005	30.0	—
2006	24.4	—
2007	19.5	—
2008	9.6	—
2009	4.0	—
Thereafter	8.9	—

Total	96.4	—

Analysis by currency (in millions)	US dollar Equivalent
Norwegian kroner	38.6
Euro	38.2
US dollar	11.0
British pound sterling	7.7
Central African franc	0.7
Singapore dollar	0.2

Total	96.4

Total operating lease rentals charged as an expense for the year ended 30 November 2004 were $32.0 million (2003: $32.3 million and 2002: $34.0 million).

21. Segment and Related Information

The Company’s operations are managed through five geographical regions. In addition there is the Corporate segment through which the Company manages its activities that serve more than one region, as described in more detail below. Each region is headed by a Vice President who is responsible for managing all aspects of the projects within the region, from initial tender to completion. Each region is accountable for profits and losses for such projects. Regions may provide support to other regions; an example is the Casino Project where the NEC Region provides support to the AME Region.

With effect from fiscal year 2004 the Company has changed the allocations of a number of its vessels between the Company’s segments. The main reason for this change in approach is that the Company will now allocate these assets to the regions where they are being utilised, even if only for short to medium terms. Previously the Company would only re-allocate vessels if these were utilised in a region for a longer period of time. This has had an impact on the depreciation charge allocated to the regions when compared to previous years, but it did not impact the consolidated depreciation charge.

The main re-allocations of vessels was as follows; the LB200 from the AFMED region to Corporate, the Seaway Harrier and the Seaway Condor from Corporate to the SAM region, the Seaway Discovery and the Seaway Osprey from Corporate to the NEC region, while the Seaway Kestrel was re-allocated from Corporate to the NAMEX region.

Notes to the Consolidated Financial Statements—(Continued)

The Company has business segments based on the geographic distribution of the activities as follows:

Segment Geographic Coverage

Africa and the Mediterranean Region (AFMED)

Includes all activities in Africa, the Mediterranean and Caspian Sea, (but excludes Azerbaijan) and has its regional office in Nanterre, France. The Company operates fabrication yards in Nigeria and Angola.

Northern Europe and Canada Region (NEC)

Includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan and has regional offices in Aberdeen, U.K. and Stavanger, Norway.

North America and Mexico Region (NAMEX)

Includes activities in the United States, Mexico, Central America, and Western Canada and has its regional office in Houston, Texas United States. The Company also operates a fabrication yard in the United States (New Orleans, Louisiana), where it assembles and constructs offshore infrastructure equipment.

South America Region (SAM)

Includes all activities in South America and the islands of the southern Atlantic Ocean and has its regional office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Asia and the Middle East Region (AME)

Includes all activities in Asia Pacific, India, and the Middle East, (but excludes the Caspian Sea) and has its regional office in Singapore with satellite offices in Jakarta, Indonesia and Perth, Australia.

Corporate

Includes all activities that serve more than one region. These include:

•	Assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers/ploughs, and other mobile assets that are not allocated to any one region; certain of the assets included in the Corporate segment in previous periods have been classified as ‘Assets Held for Sale’ as at 30 November 2004;

•	Management and corporate services provided for the benefit of all the Company’s businesses;

•	Paragon Engineering Services, Inc. The Company sold its interest in Paragon Engineering Services, Inc. effective 19 January 2005 to a subsidiary of AMEC plc;

•	NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and

•	Seaway Heavy Lifting Ltd. (‘SHL’), a joint venture with a subsidiary of the Russian oil company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

Up to the date when the businesses were sold, Corporate also included management of:

•	Paragon Litwin S.A. and Paragon Italia S.r.L. The Company sold its interest in these engineering units effective 9 June 2004 to Bateman Oil and Gas BV; and

•	Serimer DASA, a contract welding services entity employed both onshore and offshore by pipelay contractors, which was sold effective 29 May 2004 to Serimer Holdings SAS.

The Corporate office is located in Sunbury, U.K.

Notes to the Consolidated Financial Statements—(Continued)

Summarised financial information concerning each of the Company’s reportable segments is provided in the following tables:

For the fiscal year ended 30 November 2004 (in millions)	AFMED	NEC	NAMEX	SAM	AME	Corporate	Total
	$	$	$	$	$	$	$
Net operating revenue—external	536.0	341.7	170.6	55.0	31.9	106.7	1,241.9
Net operating revenue—internal (a)	77.3	61.0	34.7	18.9	1.7	2.8	—
Equity in net income of non-consolidated joint ventures	2.4	11.9	—	—	—	0.7	15.0
Depreciation and amortisation	(21.8)	(4.5)	(7.0)	(5.7)	(1.0)	(25.6)	(65.6)
Impairment of tangible fixed assets	(0.7)	—	—	—	—	(8.7)	(9.4)
Restructuring (charges) income	(3.2)	0.7	—	—	—	(0.2)	(2.7)
Research and development expense	—	—	—	—	—	(0.7)	(0.7)
Interest expense	(4.7)	(0.8)	(1.3)	(1.5)	(0.2)	(11.4)	(19.9)
Interest income	—	—	—	—	—	4.0	4.0
Net income (loss) before tax after minority interest	27.0	46.1	(49.3)	11.3	2.5	(23.3)	14.3
Income tax (provision) benefit	3.4	5.0	—	—	(1.6)	(16.0)	(9.2)
Net income (loss)	30.4	51.1	(49.3)	11.3	0.9	(39.3)	5.1
Segment assets	386.5	131.1	105.7	73.0	31.6	381.1	1,109.0
Long-lived assets (b)	208.8	44.8	54.2	55.3	7.4	200.6	571.1
Investments in and advances to non-consolidated joint ventures	2.7	5.4	—	—	—	15.5	23.6
Capital expenditures	10.1	0.4	6.0	1.6	1.1	15.0	34.2

(a)	Internal revenues are eliminated on consolidation of the Company’s results and are therefore shown in the table to equal to zero in total. Transactions between reportable segments are accounted for on an arm’s length basis.
(b)	Long-lived assets include net fixed assets, deposits and non-current receivables.

For the fiscal year ended 30 November 2003 (in millions)	AFMED	NEC	NAMEX	SAM	AME	Corporate	Total
	$	$	$	$	$	$	$
Net operating revenue—external	673.8	387.6	200.6	56.0	26.8	137.5	1,482.3
Net operating revenue—internal (a)	100.4	101.5	41.9	17.5	1.4	5.1	—
Equity in net income of non-consolidated joint ventures	1.8	3.6	—	—	—	(5.0)	0.4
Depreciation and amortisation	(17.7)	(3.7)	(0.8)	(2.2)	(3.3)	(65.8)	(93.5)
Impairment of tangible fixed assets	(65.1)	(0.1)	(12.4)	—	—	(99.0)	(176.6)
Restructuring charges	(9.8)	(1.6)	(0.3)	—	—	(4.5)	(16.2)
Research and development expense	—	—	—	—	—	(1.5)	(1.5)
Interest expense	(8.9)	(0.4)	(1.2)	—	(0.3)	(17.1)	(27.9)
Interest income	—	—	—	—	—	3.1	3.1
Net (loss) income before tax after minority interest	(285.2)	23.1	(32.3)	18.2	(6.5)	(136.0)	(418.7)
Income tax (expense) benefit	4.1	4.5	(0.1)	(0.3)	(0.4)	(7.2)	0.6
Net (loss) income	(281.1)	27.6	(32.4)	17.9	(6.9)	(143.2)	(418.1)
Segment assets	494.4	118.9	115.4	78.2	39.7	396.1	1,242.7
Long-lived assets (b)	238.3	25.3	41.3	60.5	15.2	210.4	591.0
Investments in and advances to non-consolidated joint ventures	21.7	6.0	—	—	—	15.3	43.0
Capital expenditures	5.4	0.9	0.4	1.6	—	13.6	21.9

(a)	Internal revenues are eliminated on consolidation of the Company’s results and are therefore shown in the table to equal to zero in total. Transactions between reportable segments are accounted for on an arm’s length basis.
(b)	Long-lived assets include net fixed assets, deposits and non-current receivables.

Notes to the Consolidated Financial Statements—(Continued)

For the fiscal year ended 30 November 2002 (in millions)	AFMED	NEC	NAMEX	SAM	AME	Corporate	Total
	$	$	$	$	$	$	$
Net operating revenue—external	702.7	335.6	190.5	52.0	25.7	131.0	1,437.5
Net operating revenue—internal (a)	118.7	91.3	52.1	13.4	1.4	4.6	—
Equity in net income of non-consolidated joint ventures	5.9	10.7	—	—	—	(11.3)	5.3
Depreciation and amortisation	(22.0)	(3.1)	(17.7)	(5.7)	(2.5)	(41.1)	(92.1)
Impairment of goodwill	—	—	(103.0)	—	(1.6)	(1.8)	(106.4)
Impairment of tangible fixed assets	(0.7)	—	—	—	(1.1)	(2.2)	(4.0)
Research and development expense	—	—	—	—	—	(0.8)	(0.8)
Interest expense	(10.8)	(1.3)	(2.6)	(1.9)	(0.4)	(1.9)	(18.9)
Interest income	—	—	—	—	—	0.7	0.7
Net (loss) income before tax after minority interest	(36.6)	10.9	(116.0)	5.5	(3.4)	(4.1)	(143.7)
Income tax (expense) benefit	(6.6)	16.1	(12.1)	(0.6)	(0.4)	(4.6)	(8.2)
Net (loss) income	(43.2)	27.0	(128.1)	4.9	(3.8)	(8.7)	(151.9)
Segment assets	585.9	139.1	140.5	88.5	35.2	469.4	1,458.6
Long-lived assets (b)	313.2	26.3	66.1	69.2	12.1	363.3	850.2
Investments in and advances to non-consolidated joint ventures	9.4	5.9	—	—	—	13.5	28.8
Capital expenditures	2.3	3.1	0.3	1.6	0.7	46.6	54.6

(a)	Internal revenues are eliminated on consolidation of the Company’s results and are therefore shown in the table to equal to zero in total. Transactions between reportable segments are accounted for on an arm’s length basis.
(b)	Long-lived assets include net fixed assets, deposits and non-current receivables.

Following is a description of the classification of the service capabilities the Company has adopted:

Subsea construction, Umbilicals, Risers and Flowlines (‘SURF’): SURF relates to engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tieback projects, which involve pipelaying, umbilical installation and trenching or ploughing, to connect a new additional subsea development to an existing production facility. The installation of jumpers and spoolpieces, as well as hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development. This category also includes ship charters and rental of equipment and construction support ROVs. During 2004, SURF activities accounted for approximately 42% of total revenue.

Conventional: This comprises engineering and construction activities relating to platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes selected ship charters and equipment rental in relation to Conventional activities. During 2004, Conventional activities accounted for approximately 31% of total revenue.

Inspection, Maintenance and Repair (‘IMR’): This comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs. IMR activities are conducted both under long-term frame agreements with customers and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. During 2004, IMR activities accounted for approximately 17% of total revenue.

Notes to the Consolidated Financial Statements—(Continued)

Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilising the LB 200 pipelay barge. During 2004, 2003 and 2002, there were no trunkline activities.

Corporate: This comprises all activities that serve more than one region. These include: NKT Flexibles, SHL, Paragon Engineering Services, Inc. and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers/ploughs and other mobile assets that are not allocated to any one region. It also includes revenue from Serimer DASA until 31 May 2004 and from Paragon Litwin and Paragon Italia S.r.L. until the 9 June 2004. During 2004, Corporate activities accounted for approximately 10% of total revenue.

The Company also provides field decommissioning services at the end of the working life of an offshore oilfield, although no material revenues were generated during any of the periods presented.

The following table shows net operating revenue for 2004, 2003 and 2002 by service capability:

For the fiscal year ended 30 November (in millions)	2004	2003	2002
	$	$	$
SURF	526.2	598.7	602.3
Conventional	379.3	518.1	432.9
IMR	212.2	204.1	237.3
Corporate	124.2	161.4	165.0

Total Net Operating Revenue	1,241.9	1,482.3	1,437.5

During the fiscal year ended 30 November 2004, one customer accounted for more than 10% of the Company’s revenue. The revenue from this customer was $212.5 million, representing 17.1% of the Company’s total revenue. This revenue is attributable to the AFMED and NEC regions. During the fiscal year ended 30 November 2003, two customers each individually accounted for more than 10% of the Company’s revenue. Revenue from the largest customer was $329.4 million, representing 22.2% of the Company’s total revenue and was attributable to the AFMED, NEC and NAMEX regions. The revenue from the second largest customer was $175.4 million representing 11.8% of the Company’s total revenue and was attributable to the AFMED, NEC, NAMEX and AME regions. During the fiscal year ended 30 November 2002, two customers of the Company each individually accounted for more than 10% of the Company’s revenue. The revenue from the largest customer was $285.8 million, representing 19.9% of the Company’s total revenue and was attributable to the AFMED, NEC and NAMEX. The revenue from the second largest customer was $146.9 million, representing 10.2% of the Company’s total revenue and was attributable to the AFMED, NEC and AME regions.

22. Common Shares, Class B Shares and Treasury Shares

(in millions)	2004 Number of shares	2004 Par value	2003 Number of shares	2003 Par value
		$		$
Common Shares, $2.00 par value—authorised	230.0	460.0	140.0	280.0
Shares issued	191.4	382.8	76.3	152.5
Shares outstanding (excludes Common Shares held as Treasury Shares).	190.5	381.0	75.4	150.8

Class B Shares, $2.00 par value—authorised	—	—	34.0	68.0
Shares issued	—	—	34.0	68.0
Shares outstanding	—	—	34.0	—

Treasury Shares(a)	0.9	(1.8)	0.9	(1.8)

(a)	The Treasury Shares valued at cost as at 30 November 2004 are $(1.0) million (2003: $(1.0) million).

Notes to the Consolidated Financial Statements—(Continued)

At an Extraordinary General Meeting on 11 February 2004, the authorised Share Capital of the Company was increased to 230 million Common Shares, with a par value of $2.00 each.

During fiscal year 2004 the following transactions occurred:

•	On 13 February 2004, the Company, through a Private Placement, issued and sold 45.5 million Common Shares at $2.20 per share. Gross proceeds were $100.1 million ($93.2 million net of expenses);

•	Also on 13 February 2004, the outstanding 34 million Class B Shares were converted into 17 million Common Shares;

•	On 20 April 2004, SNSA completed a previously announced debt for equity swap. SNSA subscribed to 22.7 million Common Shares in consideration for cancellation of $50 million of subordinated loans to the Company; and

•	On 25 May 2004, the Company, through a Subsequent Issue, issued and sold 29.9 million Common Shares at $2.20 per share, raising gross proceeds of $ 65.8 million ($61.6 million net of expenses).

Following these transactions the number of Common Shares outstanding as at 30 November 2004 was 190.5 million. As at the same date SNSA owned 79.4 million Common Shares or 41.7% of the total number of shares outstanding. As described in Note 29, to the Consolidated Financial Statements below, SNSA sold its entire shareholding effective 19 January 2005 and thereby ceased to be a shareholder of Stolt Offshore S.A.

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

On 10 March 2003, the Company repurchased 879,121 Common Shares from NKT Holdings A/S. The difference between the market price at which these shares were repurchased from NKT Holdings A/S and the share price which it had been expected the shares could be sold for, was $12.4 million and was deducted from paid-in surplus as described in Note 3 above.

During fiscal year 2002, the Company repurchased 6,142,857 Common Shares from Vinci and 249,621 Common Shares from NKT Holdings A/S as part of the transaction to settle the Company’s liability in the event the shares issued to Vinci and NKT Holdings A/S in respect of the acquisitions of ETPM and NKT Flexibles, respectively, could not be sold for a certain price. The difference between the market price at which the shares were repurchased from Vinci and NKT Holdings S.A. and the expected price was $58.9 million and $1.6 million respectively and was deducted from paid-in surplus as described in Note 3 above. These repurchased shares, through a series of transactions, were subsequently issued to SNSA for proceeds of $38.4 million to repay a loan of $64.0 million provided by SNSA to assist in funding the settlement of the aforesaid liabilities. These transactions were as follows: On 26 June 2002 the Company issued 3.0 million Common Shares to SNSA for proceeds of $24.0 million; on 14 November 2002 the Company issued 3,142,857 Common Shares to SNSA for proceeds of $13.4 million; and on 19 November 2002 the Company issued 249,621 Common Shares to SNSA for proceeds of $1.0 million. The difference between the market price at which these shares were repurchased from Vinci and NKT Holdings A/S and the amount of the proceeds from SNSA was $18.1 million. This was deducted from retained earnings.

Luxembourg law requires that 5% of the Company’s unconsolidated net profits each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated

Notes to the Consolidated Financial Statements—(Continued)

capital of the Company, as represented by Common Shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

As at 30 November 2004, $7.7 million of the consolidated deficit represented undistributed earnings of non-consolidated joint ventures (2003: $14.8 million).

23. Earnings per Share

The computations for the three years ended 30 November 2004 are based upon the following weighted average number of shares outstanding:

For the fiscal year ended 30 November (in millions)	2004 Number of shares	2003 Number of shares	2002 Number of shares
Basic:
Common Shares	157.6	75.6	68.0
Class B Shares	—	17.0	17.0

Total	157.6	92.6	85.0

Diluted:
Common Shares	157.6	75.6	68.0
Class B Shares	—	17.0	17.0

Total	157.6	92.6	85.0

Basic	157.6	92.6	85.0
Potentially dilutive share options	1.9	—	—

Diluted	159.5	92.6	85.0

For the fiscal year ended 30 November 2004 the diluted earnings per share have been calculated using the diluted number of 159,540,022 Common Shares.

The diluted loss per share for the years ended 30 November 2003 and 2002 did not include Common Share equivalents in respect of share options of 4,363,801 and 4,408,370 respectively as their effect would be anti-dilutive.

As of 13 February 2004, all 34 million Class B Shares outstanding were converted into 17 million Common Shares. See Note 22 ‘Common Shares, Class B Shares and Treasury Shares’ above.

24. Share Option Plans

The Company operates an option plan approved in April 2003 (the ‘2003 Plan’). An option plan for key Directors and employees resident in France (the ‘French Plan’), is a sub-plan under the 2003 Plan. Options granted under the Key Staff Retention Plan (the ‘KSRP’, see Note 25), were issued under the terms of the 2003 Plan.

A Compensation Committee appointed by the Company’s Board of Directors administers these Plans. Options are awarded at the discretion of the Company to Directors and key employees.

Under the 2003 Plan options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the ‘1993 Plan’). The unused portion of options authorised to be granted under

Notes to the Consolidated Financial Statements—(Continued)

the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. Any options granted under the French Plan will count against this limit. Other than options granted under the KSRP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The key terms of options granted under the KSRP are described in Note 25 below.

During fiscal year 2004, 5,744,700 options were granted, which included 723,000 options granted under the French Plan and 2,460,000 options granted under the KSRP.

The following tables reflect total options activity for the three-year period ended 30 November 2004, including under the KSRP:

For the fiscal year ended 30 November	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price	Shares	2002 Weighted average exercise price
		$		$		$
Outstanding at beginning of year	4,564,072	7.55	3,683,292	9.85	3,024,410	10.77
Granted	5,744,700	2.68	1,249,500	1.33	797,750	6.35
Exercised	(4,734)	1.19	—	—	(14,392)	7.38
Forfeited	(243,727)	6.52	(368,720)	9.72	(124,476)	9.97
Outstanding at end of year	10,060,311	4.81	4,564,072	7.55	3,683,292	9.85
Exercisable at end of year	3,169,986	9.15	2,388,007	10.19	2,001,049	10.28

Weighted average fair value of options granted during the year		1.81		0.78		4.49

Of the options outstanding as at 30 November 2004, but not yet exercisable, 1.8 million options had performance criteria attached under the KSRP that need to be fulfilled before they can be exercised (2003 and 2002: nil).

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-free interest rates	3.93%	3.75%	5.39%
Expected lives of options	7 years	7 years	7 years
Expected volatility	76.9%	70.34%	69.1%
Expected dividend yields	—	—	—

The following table summarises information about share options outstanding as at 30 November 2004:

		Options outstanding		Options exercisable
As at 30 November 2004	Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
			$		$
Common Shares
(range of exercise prices)
$11.21 – 17.99	696,350	5.53	14.50	602,550	14.65
$ 7.31 – 11.20	1,507,252	4.23	10.42	1,500,002	10.42
$ 3.01 – 7.30	1,703,943	7.84	5.63	593,668	6.20
$ 1.19 – 3.00	6,152,766	8.87	2.11	473,766	1.79

Total	10,060,311	7.77	4.81	3,169,986	9.15

Notes to the Consolidated Financial Statements—(Continued)

The options granted as part of the acquisition of the former Ceanic Corporation have all been converted into Stolt Offshore S.A. Common Share options and as such are included in the tables above.

25. Compensation and Reward

The Company has in place an incentive compensation plan, which provides for annual cash awards to officers, Directors and employees.

Performance Bonus

The performance bonus provides for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by the Company’s Board of Directors administers the policy. A charge of $8.8 million has been recorded in respect of fiscal year 2004 (2003: $1.4 million, 2002: $2.8 million). The increase of $7.4 million when compared to 30 November 2003 is due, firstly, to the increased profitability of the Company, and secondly to the absorption of the former net profit sharing plan into the performance bonus plan with effect from 15 November 2004.

Key Staff Retention Plan

As a condition of the new bonding facility agreement finalised in 2004, the Company was required to put in place a Key Staff Retention Plan (‘KSRP’) in order to secure the services of certain senior executives through to the first quarter of 2007. The KSRP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring.

The cash element of the KSRP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for as a variable plan under APB No. 25.

The Company has accrued for the portion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan.

The amount accrued in respect of the cash compensation element of the KSRP was $1.4 million as at 30 November 2004. If all the objectives are met, the maximum amount payable will be $4.8 million.

The total cost of the options element of the KSRP recorded in 2004 was $2.6 million, based on the exercise price of $2.30 per share and the Company’s share price as at 30 November 2004 of $5.86.

Since the number of share options vesting is performance-based, the compensation is measured at the end of each period as the amount by which the quoted market value of the shares of the Company’s stock exceeds the option price specified under the plan, and is accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued expense in the periods when the changes occur until the date when the number of shares and the final market value are known. The range of the possible outcomes is determined by the achievement of the objectives discussed above (which determines the number of options that vest), and the difference between the market price on the date of exercise and the exercise price of $2.30 per share. The options under the KSRP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until 10 years from the date of grant.

Notes to the Consolidated Financial Statements—(Continued)

SFAS No. 123 Pro forma Disclosures

Had compensation cost for all share option grants in fiscal years 2004, 2003 and 2002 been determined consistent with SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would be changed to the following pro forma amounts:

For the fiscal year ended 30 November (in millions, except per share data)	2004	2003	2002
	$	$	$
Net income (loss), as reported	5.1	(418.1)	(151.9)
Add back: KSRP cost expensed as per APB Opinion No. 25	2.6	—	—
Total stock-based employee compensation expense determined under the fair value method, net of tax	(4.4)	(2.5)	(3.2)
Net income (loss) pro forma	3.3	(420.6)	(155.1)
Income (loss) per share, as reported:
Basic	0.03	(4.51)	(1.79)
Diluted	0.03	(4.51)	(1.79)
Income (loss) per share pro forma:
Basic	0.02	(4.54)	(1.82)
Diluted	0.02	(4.54)	(1.82)

26. Commitments and Contingencies

As at 30 November 2004, the Company has committed to purchase $60.6 million of fixed assets from external suppliers (2003: $1.7 million).

Technip

On 18 March 2004, the Company announced that it had reached a settlement of legal proceedings started against the Company in 1996 by companies known as Technip S.A. and Technip Offshore Limited (‘Technip’). The settlement involves: (i) a cash payment by the Company; (ii) Technip’s grant of a license to the Company for the use of the allegedly infringing technology covering the North Sea area for future periods for an immaterial annual fee; (iii) the termination of arbitration proceedings in the United States with respect to an unrelated matter, with neither party making payment to the other; and (iv) a transfer to Technip of a portion of the Company’s minority equity interest in a project joint venture involving Technip and the Company. The Company estimates that the reduction in future profits from this transferred interest is approximately $6.0 million. Technip has not granted to the Company a licence to use the allegedly infringing technology or process in any other jurisdiction. The agreed settlement was fully accrued in the Consolidated Financial Statements as at 30 November 2003.

Duke Hubline

In October 2003, the Company commenced arbitration proceedings against Algonquin Gas Transmission, in respect of unpaid invoices for work performed on the Duke Hubline project, a gas pipeline off the coast of Massachusetts in the U.S. Due to Algonquin Gas Transmission’s non-payment of invoiced amounts, the Company was unable to pay certain of its subcontractors employed to work on the pipeline, two of which, Bisso Marine Company and Torch Offshore Inc., filed lawsuits against the Company in Louisiana state court for non-payment of amounts invoiced. These same subcontractors claimed liens over the pipeline, which liens were the subject of proceedings commenced by them against the Company and Algonquin Gas Transmission in Massachusetts state court. The dispute with Algonquin Gas Transmission was referred to mediation in late January 2004 at which the parties reached a “settlement in principle” whereby Algonquin Gas Transmission agreed to pay the Company $37 million in full and final settlement of the Company’s claims and the Company

Notes to the Consolidated Financial Statements—(Continued)

agreed to withdraw the arbitration proceedings and use its best efforts to secure the release of the above-mentioned subcontractor liens, and a definitive settlement agreement was executed on 26 February 2004. Algonquin Gas Transmission paid the settlement amount of $37 million to the Company in March 2004. This settlement was included in the Company’s reported results for fiscal year 2003. The Company also settled the related subcontractor litigation, and a related $28 million letter of credit was released in the second quarter of fiscal year 2004.

Other Contingencies

In connection with a major West African contract, the Company received a letter dated 12 December 2003 from the customer notifying the Company of a potential claim for an unspecified amount of liquidated damages. The Company believes that a settlement agreement with the customer has released the Company from any liability for liquidated damages, and no further action has been initiated in this regard by the customer. The customer issued a notice to the consortium, of which the Company is a member, rescinding the contract effective 31 January 2005. The notice claimed that the lack of performance in the 13-month period beginning 31 December 2003 was a fundamental breach that amounted to repudiation of the contract. The Company completed its share of the offshore scope in December 2004 and expects to receive a handover certificate from the customer. Therefore the Company does not believe the notice will have any adverse impact on it. The Company has recorded no provision in connection with this contract.

In addition, in the course of its business, the Company becomes involved in contract disputes from time to time due to the nature of its activities as a contracting business involved in several long-term projects at any given time. The Company makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability the Company may anticipate.

Furthermore, the Company is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Company to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Company in addition to the one specifically referred to above. Although the final resolution of any such other matters could have a material effect on the Company’s operating results for a particular reporting period, the Company believes that it is a remote likelihood that these matters will materially affect its consolidated financial position.

For accounting purposes, the Company expenses legal costs as they are incurred.

27. Financial Instruments

The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company’s major foreign currency exposures are to the Euro, British pound sterling and Norwegian kroner. Until August 2003 these exposures were managed by the Company by entering into derivative instruments pursuant to the Company’s policies in areas such as counter party exposure and hedging practices. During August 2003, the Company closed out the majority of its foreign exchange positions to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major customers regarding settlement of claims and variation orders. The Company realised a $28.2 million gain when these positions were closed. This gain was deferred in OCI and has been released to the results of operations in line with the underlying transactions. As at 30 November 2004,

Notes to the Consolidated Financial Statements—(Continued)

there was no gain arising from the closing out of the foreign exchange positions which was still deferred in OCI. As at 30 November 2004, the Company did not hold a significant number of derivative instruments as financial institutions were unwilling to provide these instruments as a result of the Company’s weak financial position prior to the Company signing its new $350 million revolving credit facility in November 2004. See Note 16 ‘Long-term Debt and Capital Lease Obligations’ above.

Designation of derivative instruments is performed on a specific exposure basis to support hedge accounting. The changes in the fair value of these derivative instruments are offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged. The Company does not hold or issue derivative instruments for trading purposes.

All of the Company’s derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge the Company’s committed exposures. The Company’s derivative instruments are primarily standard foreign exchange forward contracts, which subject the Company to a minimum level of exposure risk and have maturities of less than 24 months. The Company does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The following foreign exchange forward contracts, maturing between 14 January 2005 and 28 September 2006, were outstanding as at 30 November 2004:

As at 30 November (in millions, indicated in local currency)	2004 Purchase	2003 Purchase
Euro	33.6	—
US dollar	4.5	—

Singapore dollar	3.6	—
Norwegian kroner	52.0	—
British pound sterling	—	11.2

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

As at 30 November 2004, the fair value of these derivative instruments recorded in the Consolidated Balance Sheets was $0.5 million, net of tax, in assets and no liabilities. Deferred taxes on these gains were $nil. Gains and losses on the effective portions of these derivative instruments have been deferred in OCI until the underlying transaction is recognised in the results of operations. These amounts will be reclassified into results of operations as underlying transactions are recognised.

There are no outstanding cash flow hedges as at 30 November 2004 (2003: $0.8 million, 2002: $nil) where it is no longer possible that the original forecast transaction will no longer occur. As at 30 November 2004, the fair value of gains classified in OCI, expected to be released to the Consolidated Statements of Operations in the fiscal year ended 30 November 2005, is $0.5 million.

Notes to the Consolidated Financial Statements—(Continued)

The following table summarises the estimated fair value amounts of the Company’s other financial instruments which have been determined by the Company, using appropriate market information and valuation methodologies. In some cases, judgement is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realised in a current market exchange:

As at 30 November (in millions)	2004 Carrying amount	2004 Fair value	2003 Carrying Amount	2003 Fair Value
	$	$	$	$
Financial assets:
Cash and cash equivalents	135.0	135.0	81.9	81.9
Restricted cash deposits	6.6	6.6	2.1	2.1
Employee loans	3.0	3.0	2.1	2.1
Forward contracts	0.5	0.5	1.0	1.0
Financial liabilities:
Bank overdrafts	—	—	2.5	2.5
Short-term payables due to SNSA	2.0	2.0	68.4	68.4
Long-term debt	69.7	69.7	385.0	385.0

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of the Company’s long-term debt is based on interest rates as at 30 November 2004 and 2003 using debt instruments of similar risk.

28. Guarantees

The Company arranges for bank guarantees, which collectively refers to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of the Company to be provided to its customers in connection with the Company’s work on specific projects.

The total amount outstanding in respect of bank guarantees as at 30 November 2004 was $259.0 million. The purpose of the bank guarantees generally is to enable the Company’s customers to recover cash paid to the Company in advance of performing its obligations under the contract or to obtain cash compensation should the Company be unable to fulfil its performance obligations under the Company’s contracts.

The Company has the following facilities available to provide bank guarantees:

The $350 million Revolving Credit Facility

On 8 November 2004, the Company entered into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks as described in Note 16 ‘Long-term Debt and Capital Lease Obligations’ above. As at 30 November 2004 the amount of guarantees under this facility was $110.9 million.

Other Bank Guarantee Arrangements

The Company has arrangements with a number of financial institutions to issue bank guarantees on its behalf. As at 30 November 2004, the aggregate amount of guarantees issued under these facilities was $148.1 million. The bonds under these facilities were issued to guarantee the Company’s project performance and that of its subsidiaries and joint ventures to third parties in the normal course of business.

Notes to the Consolidated Financial Statements—(Continued)

The table below summarises as at 30 November 2004 all outstanding bank guarantees, issued by the Company. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

(in millions)	Expire within one year	Expire after one year	Total Amount Outstanding
	$	$	$
Bank guarantees—joint ventures	8.4	17.7	26.1
Bank guarantees—subsidiaries	143.1	89.8	232.9

Total	151.5	107.5	259.0

The fair value of guarantees recognised provided in respect of joint ventures as at 30 November 2004 was $0.7 million.

29. Subsequent Events

On 13 January 2005, the Company announced that the 79,414,260 Common Shares previously held by Stolt-Nielsen S.A, had successfully been placed with institutional investors in both the U.S. and Europe. As a result Stolt-Nielsen S.A. no longer holds any shares in Stolt Offshore S.A.

On 19 January 2005, the Company sold its interest in Paragon Engineering Services Inc. to AMEC plc., yielding a gain on sale of $2.1 million. Approximately 100 engineers were retained by the Company so as to re-integrate back into the Company certain engineering services previous provided by Paragon.

In January 2005, the Company commenced a review of strategic alternatives in relation to the loss-making NAMEX region, including the possible disposal of certain ships and businesses in the Conventional and IMR business lines.

On 2 February 2005, the Company announced a number of changes in the composition of the Board of Directors following the successful placement of the Stolt-Nielsen S.A. shareholding with institutional investors. Jacob Stolt-Nielsen (Chairman) and Niels G. Stolt-Nielsen both decided to retire from the Board of Directors with immediate effect. Certain changes to the Board in February 2005 resulted in the following composition of the Board: Mark Woolveridge (Chairman of the Board), James B. Hurlock (Deputy Chairman of the Board and Chairman of the Nomination Committee), Trond Ø. Westlie (Chairman of the Audit Committee), J. Frithjof Skouveroe (Chairman of the Compensation Committee), Haakon Lorentzen, George Doremus, and Tom Ehret (Chief Executive Officer).

SCHEDULE II

STOLT OFFSHORE S.A. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

($millions)	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs Against the Reserve	Other Add/ (Deduct)(a)	Balance at End of Period
For the year ended November 30, 2002:
Allowance for doubtful accounts	9.2	0.4	(4.0)	0.3	5.9
Other(b)	33.1	5.8	(12.4)	—	26.5
For the year ended November 30, 2003:
Allowance for doubtful accounts	5.9	10.1	(0.6)	0.4	15.8
Other(b)	26.5	8.3	(9.3)	3.9	29.4
For the year ended November 30, 2004:
Allowance for doubtful accounts	15.8	(2.2)	(0.3)	1.2	14.5
Other(b)(c)	29.4	24.0	(4.6)	11.2	60.0

(a)	Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts (except as otherwise noted).
(b)	The “Other” designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the “Other” category have been determined in accordance with the guidance provided by FAS 5.
(c)	The amount of $11.2 million for fiscal year 2004 in the “Other Add/(Deduct)” column includes $6.7 million arising on consolidation of Sonamet and Sonastolt in compliance with FIN46R, and $4.3 million arising from the reclassification of certain Accounts Payable to Contingencies.

S-1