Form 20-F/A
period 2004-11-30
STOLT OFFSHORE S A
filed 2005-06-30
CIK 898685

As filed with the Securities and Exchange Commission on June 30, 2005



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   -----------

                                   FORM 20-F/A
                                (AMENDMENT NO. 1)

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended November 30, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from        to

                         Commission File Number 00-21742
                                   -----------

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

Common Shares, $2.00 par value.......................................190,515,100

                                   -----------

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

     Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 [ ] Item 18 [X]

                                EXPLANATORY NOTE

     This Form 20-F/A is being filed by Stolt Offshore S.A. ("Stolt Offshore") as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005 (the "Form 20-F"), for the purpose of amending Item 18. "Financial Statements" and Item 19. "Exhibits" of the Form 20-F to include separate financial statements of NKT Flexibles I/S for the fiscal year ended December 31, 2004, as required by Rule 3-09 of Regulation S-X.

     This Form 20-F/A consists of a cover page, this explanatory note, Items 18 and 19 (as amended), the signature page and Exhibits 9.3, 12.1, 12.2, 13.1, 13.2 and 15.2.

     Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F filed on May 31, 2005 or reflect any events that have occurred after the Form 20-F was filed on May 31, 2005.

Item 18. Financial Statements.

     See pages F-1 to F-51 and S-1, which are incorporated herein by reference.

          Audited Consolidated Financial Statements of Stolt Offshore S.A.

          Report of Independent Registered Public Accounting Firm.

          Consolidated Statements of Operations for the fiscal years ended November 30, 2004, 2003 and 2002.

          Consolidated Balance Sheets as of November 30, 2004 and 2003.

          Consolidated Statements of Shareholders' Equity for the fiscal years ended November 30, 2004, 2003 and 2002.

          Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2004, 2003 and 2002.

          Notes to Consolidated Financial Statements.

     Separate audited financial statements of EPIC JV for the fiscal year ended November 30, 2004, attached as Exhibit 15.1 to our Annual Report on Form 20-F for the fiscal year ended November 30, 2004 filed on May 31, 2005, have been filed pursuant to Rule 3-09 of Regulation S-X and are incorporated herein by reference.

     Separate audited financial statements of NKT Flexibles I/S for the fiscal year ended December 31, 2004, attached as Exhibit 15.2 to this Form 20-F/A, are being filed pursuant to Rule 3-09 of Regulation S-X and are incorporated herein by reference.

     We intend to file separate audited financial statements of Seaway Heavy Lifting for the fiscal year ended December 31, 2004 as an amendment to this Report, once they have been audited by our independent registered public accounting firm, or the independent registered public accounting firm of Seaway Heavy Lifting completes its procedures for confirming its independence and furnishes its audit report to the financial statements of Seaway Heavy Lifting, whichever is earlier.

E.   Financial Statement Schedule Schedule II Valuation and Qualifying
     Accounts.

Item 19. Exhibits.

1.1  Amended and Restated Articles of Incorporation, dated as of May 28, 2004.*
2.1 Amended and Restated Deposit Agreement among Stolt Offshore, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of American Depositary Shares. Incorporated by reference to Exhibit A to Stolt Offshore's Registration Statement on Form F-6 (File No. 333-90470) filed with the Securities and Exchange Commission on June 10, 2002.
2.2 Form of Supplemental Agreement to Deposit Agreement by and among Stolt Offshore, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to exhibit 99.A2 to the Registrant's Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.
2.3  Form of American Depositary Receipt (included in Exhibit 2.2).
2.4 Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.1 of Stolt Offshore's registration statement on Form S-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on June 30, 2002.
2.5 Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.1 of Stolt Offshore's registration statement on Form S-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on June 30, 2002.
4.1 $350 Million Multicurrency Revolving Credit and Guarantee Facility, dated as of November 8, 2004, among Seaway (UK) Limited, as borrower, and DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers, DnB NOR Bank ASA, as facility agent and security trustee and the banks listed therein.*
4.2 Asset Purchase Agreement, dated April 11, 2005, by and among Cal Dive International, Inc., as Buyer, and Stolt Offshore Inc. and S&H Diving LLC, as Sellers.*
8.1 Significant subsidiaries as of the end of the year covered by this Report: see Item 4. "Information on the Company-Significant Subsidiaries."*
9.1 Consent and report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*
9.2  Consent of Deloitte Statsautoriserte Revisorer AS, auditors for EPIC JV.*
9.3  Consent of auditors for NKT Flexibles I/S.
9.4  Consent of auditors for Seaway Heavy Lifting.**
12.1 Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2 Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1 Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***
13.2 Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***
14.1 Consent of Elvinger, Hoss & Prussen.*
15.1 Financial Statements of EPIC JV.*
15.2 Financial Statements of NKT Flexibles I/S.
15.3 Financial Statements of Seaway Heavy Lifting.**



* Previously filed with Stolt Offshore's Annual Report on Form 20-F on May 31, 2005 and herein incorporated by reference.
**   To be filed by amendment.
*** This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-7551.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F/A on its behalf.

                                  STOLT OFFSHORE S.A.

                                  By: /s/ Mark Woolveridge
                                     -----------------------------------
                                     Name:  Mark Woolveridge
                                     Title: Chairman of the Board of Directors


                                  By: /s/ Stuart Jackson
                                     -----------------------------------
                                     Name:  Stuart Jackson
                                     Title: Chief Financial Officer
Date: June 30, 2005