Form 20-F
period 2005-11-30
ACERGY S.A.
filed 2006-05-08
CIK 898685

As filed with the Securities and Exchange Commission on May 8, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 00-21742

ACERGY S.A.

(Exact name of Registrant as specified in its charter)

LUXEMBOURG

(Jurisdiction of incorporation or organization)

c/o Acergy M.S. Limited

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

Common Shares, $2.00 par value	191,883,471

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

☐    Item 17            ☒    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    ☐  Yes    ☒  No

i

ii

INTRODUCTION

Acergy S.A. is a Luxembourg registered company. On April 3, 2006, our shareholders approved the name change from Stolt Offshore S.A. to Acergy S.A., which became effective on April 10, 2006. In this Report, the terms “we,” “us,” “our” and “Acergy” refer to Acergy S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References to Acergy activities by years refer to fiscal years ended November 30. Our Common Shares are traded on the Nasdaq National Market (“Nasdaq”) in the form of American Depositary Shares (“ADSs”) (each ADS representing one Common Share) under the ticker symbol “ACGY” and are listed on Oslo Børs under the ticker symbol “ACY.”

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

As of April 21, 2006, we had outstanding 193,631,287 Common Shares.

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

The following factors, and others which are discussed in our public filings with the U.S. Securities and Exchange Commission (the “SEC”) including this Report, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: (i) our ability to deliver fixed price projects in accordance with client expectations and the parameters of our bids and avoid cost overruns; (ii) our ability to collect receivables, negotiate variation orders and collect the related revenues; (iii) capital expenditures by oil and gas companies; (iv) oil and gas prices; (v) delays or cancellation of projects included in our backlog; (vi) general economic conditions and competition in the industries and markets in which we operate; (vii) prevailing prices for our products and services; (viii) the loss of, or deterioration of our relationship with, any significant clients; (ix) the outcome of legal proceedings or governmental inquiries; (x) uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations; (xi) liability to third parties for the failure of our joint venture partners to fulfill their obligations; (xii) changes in, or our failure to comply with, applicable laws and regulations; (xiii) cost and availability of raw materials; (xiv) operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by adverse weather, (xv) equipment or mechanical failures which could increase costs, impair revenues and result in penalties for failure to meet project completion requirements; (xvi) the impact of accounting for projects on a “percentage-of-completion” basis, which could reduce or eliminate reported profits; (xvii) adverse weather conditions; (xviii) our ability to keep pace with technological changes; (xix) the effectiveness of our disclosure controls and procedures and internal controls over financial reporting; and (xx) other factors which are described from time to time in our public filings with the SEC.

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

Selected Financial Data

The selected consolidated financial data as of November 30, 2005 and 2004 and for each of the years in the three-year period ended November 30, 2005 set forth below have been derived from our audited Consolidated Financial Statements included in this Report. The selected consolidated financial data as of November 30, 2003, 2002 and 2001 and for each of the years in the two-year period ended November 30, 2002 set forth below have, with the exception of the reclassification of the discontinued operations referred to below, been derived from our audited consolidated financial statements for the respective periods, which are not included herein. In anticipation of the sale of Acergy North America and Mexico’s shallow water assets, which was completed in early 2006, the results of that business have now been reported as discontinued operations in all periods presented. The resulting reclassifications for fiscal years 2002 and 2001 are unaudited. Our consolidated financial statements for fiscal years 2005, 2004, 2003 and 2002 were audited by Deloitte & Touche LLP, United Kingdom and our consolidated financial statements for fiscal year 2001 were audited by Arthur Andersen.

The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements included elsewhere in this Report.

	For the year ended November 30,
	2005	2004	2003	2002	2001
	($ in millions, except for per share data)(a)
Consolidated Statement of Operations
Net operating revenue from continuing operations	1,483.3	1,099.6	1,299.4	1,273.3	1,040.2
Operating expenses	(1,244.8)	(954.8)	(1,381.5)	(1,214.3)	(920.4)
Gross profit (loss)	238.5	144.8	(82.1)	59.0	119.8
Share in net income of non-consolidated joint ventures	26.9	15.0	0.4	5.3	11.7
Selling, general and administrative expenses	(119.9)	(111.0)	(93.1)	(80.6)	(73.9)
Impairment of long-lived tangible fixed assets(b)	(7.1)	(9.4)	(164.2)	(4.0)	—
Impairment of goodwill(c)	—	—	—	(106.4)	—
Impairment of intangible assets(c)	—	—	—	—	(7.9)
Restructuring credits (charges)(d)	1.9	(2.7)	(16.0)	—	—
Gains (losses) on disposal of long-lived tangible assets and subsidiaries(e)	7.5	29.9	(0.8)	8.0	0.3
Other operating income (loss), net	4.2	1.3	(0.9)	(0.3)	0.9
Net operating income (loss) from continuing operations	152.0	67.9	(356.7)	(119.0)	50.9
Interest expense	(4.0)	(19.3)	(26.8)	(16.7)	(27.3)
Interest income	3.9	4.0	3.1	0.6	2.4
Foreign currency exchange (losses) gains, net	(22.2)	6.2	(8.9)	0.2	(0.3)
Income tax (provision) benefit	(12.9)	(9.2)	0.6	(8.2)	(20.6)
Minority interests	(10.4)	(4.7)	(4.5)	(2.1)	(2.8)
Income (loss) from continuing operations	106.4	44.9	(393.2)	(145.2)	2.3
Income (loss) from discontinued operations(f)	6.0	(39.8)	(24.9)	(6.7)	(16.5)
Gain on disposal of discontinued operations(f)	27.1	—	—	—	—
Income tax provision for discontinued operations	—	—	—	—	—
Income (loss) from discontinued operations	33.1	(39.8)	(24.9)	(6.7)	(16.5)
Income (loss)	139.5	5.1	(418.1)	(151.9)	(14.2)
Earnings per Common Share
Net income (loss) per Common Share and Common Share Equivalent
Basic
Continuing operations	0.56	0.28	(4.25)	(1.71)	0.03
Discontinued operations	0.17	(0.25)	(0.26)	(0.08)	(0.19)
Net income (loss)	0.73	0.03	(4.51)	(1.79)	(0.16)
Diluted
Continuing operations	0.54	0.28	(4.25)	(1.71)	0.03
Discontinued operations	0.17	(0.25)	(0.26)	(0.08)	(0.19)
Net income (loss)	0.71	0.03	(4.51)	(1.79)	(0.16)
Weighted average number of Common Shares and Common Share Equivalents outstanding
Basic	191.1	157.6	92.6	85.0	87.2
Diluted	195.5	159.5	92.6	85.0	87.2

	For the year ended November 30,
	2005	2004	2003	2002	2001
	($ in millions, except for per share data)(a)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	271.3	152.1	(27.5)	84.7	16.7
Net cash (used in) provided by investing activities	(11.5)	66.8	(13.1)	(76.4)	(83.4)
Net cash (used in) provided by financing activities	(71.3)	(172.5)	109.8	(8.4)	72.5
Other Financial Data:
Depreciation and amortization from continuing operations	56.9	60.6	92.8	82.0	81.7
Depreciation and amortization from discontinued operations	1.7	5.0	0.7	10.1	10.1

	As of November 30,
	2005	2004	2003	2002	2001
	($ in millions, except per share data)(a)
Consolidated Balance Sheet Data
Total current assets	827.0	502.8	633.8	590.4	573.0
Total current liabilities	843.8	643.8	793.6	555.8	494.8
Tangible Fixed assets, net	457.7	499.8	514.6	782.8	779.5
Assets held for sale	42.8	29.3	106.2	—	—
Total assets	1,384.5	1,109.0	1,242.7	1,458.6	1,560.3
Long-term debt and capital lease obligations(g)	8.7	69.7	385.0	335.0	358.7
Capital stock, including paid in surplus	846.0	831.1	623.7	637.2	672.1
Shareholders’ equity	455.7	314.6	107.3	517.1	660.0

(a)	Totals may not add due to rounding.
(b)	In fiscal year 2005, we recognized aggregate impairment charges of $7.1 million in respect of our tangible fixed assets. These included: $5.4 million in respect of our fabrication yard in Warri, Nigeria; and $1.7 million in respect of other assets, including mobile equipment, which we expect will be underutilized and are reported as “Assets held for sale” as at November 30, 2005, as well as office furniture which is unusable due to the relocation of the office for Acergy Africa and Mediterranean. In fiscal year 2004, we recognized aggregate impairment charges of $9.4 million in respect of our tangible fixed assets. These included: $1.9 million in respect of the Seaway Explorer; $2.3 million in respect of other offshore assets, including the saturation dive system on the Acergy Condor, the Seaway Legend, the Seaway Kestrel, and the Deep MATIS™ system; and $5.2 million in respect of mobile assets we expected would be underutilized in fiscal year 2005, primarily a remotely operated vehicle (“ROV”) and three trenchers and ploughs. In fiscal year 2003, we recognized aggregate impairment charges of $164.2 million in respect of our tangible fixed assets from continuing operations. These included: $42.0 million in respect of ships offered for sale but which did not meet the held for sale criteria (the Seaway Kestrel and the Seaway Explorer); $55.7 million for the Acergy Piper pipelay barge; $42.7 million for the Radial Friction Welding system; $18.7 million for another ship (the Seaway Defender) and other offshore equipment; and $5.1 million for Lobito Yard assets.
(c)	In fiscal year 2002, we recorded impairment charges totaling $106.4 million against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Corporation (“Ceanic”). The remainder of the impairment related to the write-off of goodwill arising on the acquisition of Danco A/S (“Danco”), which holds the equity investment in the NKT Flexibles I/S (“NKT Flexibles”) joint venture, and PT Komaritim, our Indonesian subsidiary. In fiscal year 2001, in light of the increased worldwide recognition of the Stolt Offshore name, we determined that the value of our former trade name, Comex, had been impaired and recorded a charge to write down the value of the trade name.
(d)

In fiscal year 2003, we incurred restructuring charges of $16.0 million in connection with our plan for financial recovery, of which $13.2 million were personnel and redundancy costs related to severance payments, vacation paid in lieu, and outplacement fees and $2.7 million related to real estate costs including accrued rental of office space vacated by Ingerop Litwin S.A. (“Paragon Litwin”) and a write off of unamortized leasehold improvement costs. In fiscal year 2004, we incurred restructuring charges of $2.7 million; although we did not undertake any new initiatives. We increased the existing accrual for future rental costs on the office space vacated by Paragon Litwin by $2.7 million. Other revisions to estimates were recorded in respect of higher than anticipated professional fees and lower than expected personnel and redundancy costs. In fiscal year 2005, we released restructuring provisions of $1.9 million and we reached an agreement on the early termination of the lease of the former offices of Acergy Africa and Mediterranean including an agreement to vacate by December 31, 2005.

(e)	In fiscal year 2005, the gain on sale of assets from continuing operations included $3.7 million related to long-lived tangible assets, which included $2.3 million related to trenching and ploughing assets, $1.2 million related to the Handil base in Indonesia and $0.2 million related to certain other long-lived assets. It also includes $3.8 million resulting from the sale of Paragon Engineering Services, Inc. and the National Hyperbaric Centre Ltd. In fiscal year 2004, the gain on sale of fixed assets included $26.1 million related to the sale of Serimer DASA S.a.r.l. (“Serimer DASA”) to Serimer Holdings, $2.0 million related to the sale of the remotely operated vehicles (“ROVs”) to Oceaneering International Ltd., and a further net gain of $1.8 million related to various smaller assets.
(f)	In fiscal year 2005, the gain on sale of assets of $27.1 million from discontinued operations relates to the sale of ships and bases of Acergy North America and Mexico to Cal Dive International, Inc. (“Cal Dive”) Income (loss) from discontinued operations represents the underlying results of these operations for all periods shown.
(g)	The balance as at November 30, 2005 represents the long-term portion of the loan from Sociedade Nacional de Combustiveis de Angola-Sonangol E.E.E. (“Sonangol”), to Sonamet Industrial S.A.R.L. (“Sonamet”), the entity in which we have a 55% interest. In fiscal year 2004, this includes $60.0 million drawn under the $350 million revolving credit facility discussed in Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Indebtedness—The $350 Million Revolving Credit and Guarantee Facility”, and a $9.7 million loan from Sonangol to Sonamet. In fiscal year 2003, this includes $330 million drawn under the then existing $440 million credit facility and $55 million drawn under the then existing $55/45 million credit facility.

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

A significant proportion of our business is performed on a fixed-price or turnkey basis. In fiscal years 2005, 2004 and 2003, approximately 75%, 78%, and 89%, respectively, of our revenue from continuing operations was derived from fixed-price contracts. Long-term fixed-priced contracts, most of which are awarded on a competitive bidding basis, are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. Such unexpected costs can result in losses on fixed price contracts. Additionally, because we employ percentage-of-completion accounting, such unexpected costs could require us to take charges against earnings to reflect properly the level of completion of a project and to recognize loss-making projects currently. The net effect of significant revisions on major contracts was a net gain of $60.3 million from continuing operations and a loss of $15.4 million from discontinued operations in fiscal year 2005, a net gain of $43.8 million from continuing operations and a loss of $27.7 million from discontinued operations in fiscal year 2004, and a net loss of $184.5 million from continuing operations and a loss of $2.5 million from discontinued operations in fiscal year 2003. The cost and gross profit realized on such contracts can vary from those expected because of changes beyond our control, including but not limited to:

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

We may continue to experience equipment or mechanical failures, which could increase costs, impair revenues and result in penalties for failure to meet project completion requirements.

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts, which are scheduled to utilize the same assets. We operate a scheduled maintenance program in order to keep all assets in good working order, but despite this breakdowns can occur. For example, in August 2004, an equipment failure involving the stinger of the DLB801 resulted in significant increased costs and exposure to liquidated damages, which lead to delays on the barge’s 18-month work program on Conventional projects offshore Trinidad and Tobago and adversely affected our operating results from discontinued operations for fiscal years 2004 and 2005. Therefore, if we experience any other equipment or mechanical failures with our major assets, such problems could increase costs, impair revenues and result in penalties for failure to meet project completion requirements, which may have a material adverse impact on our financial condition and results of operations.

We have experienced difficulties resolving claims and variation orders, which have adversely impacted our cash flows and liquidity.

In the ordinary course of our business, we must negotiate with our clients to resolve claims and variation orders. A “claim” is an amount in excess of the agreed contract price (or amount not included in the original contract price) that a contractor seeks to collect from clients or others for client-caused delays, errors in specifications and designs, contract terminations, variation orders in dispute or unapproved as to both scope and price or other causes of unanticipated additional costs. A “variation order” is a written change to the provisions of a project contract, which may be initiated by either us or our client. It is customary that, where a variation to the project scope or specifications is required, we continue to execute the project to completion, although we may not have precise agreement with our client on the financial responsibilities of all parties. We often try to resolve these later by negotiating claims and variation orders. In fiscal year 2004, we had significant difficulty resolving certain claims and variation orders and collecting amounts that we believed were owed to us. By the end of fiscal year 2004, we were able to achieve agreement with clients on most of the disputed items and further progress was made in fiscal year 2005, but if we have difficulty resolving claims and variation orders for future projects, there may be an ongoing material adverse impact on our financial condition, cash flows and results of operations.

Our business is affected by expenditures by participants in the oil and gas industry.

Demand for our services depends on expenditures by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. In particular, the oil and gas industry has been consolidating. There are fewer and larger oil and gas companies that control expenditures for the types of services and products that we and our competitors provide. Consequently, these companies have significant market power to dictate the terms of commercial relationships with offshore service providers such as us. Offshore oil and gas field capital expenditures are also influenced by many other factors beyond our control, including:

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

The dollar amount of our backlog does not necessarily indicate future revenues or earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts, which we have determined are likely to be performed. During the course of a project, the backlog is adjusted to take account of alterations to the scope of work under approved variation orders and contract extensions. Although the backlog represents only business that we consider to be firm, cancellations, delays or scope adjustments have occurred in the past and are likely to occur in the future. Due to factors outside our control, such as changes in project scope and schedule, we cannot predict with certainty when or if projects included in our backlog will be performed.

We may be liable to third parties for the failure of our joint venture partners to fulfill their obligations.

Under some of our project agreements, we may be liable on a joint and several basis to the client for the performance of the entire contract and any non-performance by our subcontractors or partners in the project is our responsibility. If our project partner or subcontractor in such arrangement fails to fulfill its obligations, we could have to carry the resultant liability toward the client and would have to rely on our ability to obtain reimbursement from our project partner or subcontractor, for our costs, over and above the reimbursement from the client, in carrying out such liability. If our partner or subcontractor became insolvent or ceased operations, this might not be possible.

Our international operations expose us to political, social and economic instability in the developing countries in which we operate and other risks inherent in international business, any of which could increase our costs, reduce our future growth opportunities and thereby affect our operating results.

Our operations in Acergy Africa and Mediterranean, Acergy South America and Acergy Asia and Middle East are mainly performed in emerging markets such as Angola, Nigeria, Brazil and Indonesia. In total, these segments accounted for 57%, 57% and 58% of our net operating revenue from continuing operations in fiscal years 2005, 2004 and 2003, respectively. Operations in these emerging markets present risks including:

•	economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

•	political instability, which could discourage investment and complicate our dealings with governments;

•	increased risk of fraud and political corruption if financial controls and anti-fraud are not well-established and enforced;

•	boycotts and embargoes that may be imposed by the international community on countries in which we operate;

•	requirements imposed by local governments that we use local suppliers or subcontractors, which may not be able to perform as required;

•	labor unrest, particularly in Nigeria and Angola where our large workforces are prone to strike action;

•	disruptions due to civil war, terrorist activities, election outcomes, shortage of commodities, power interruptions or inflation;

•	the imposition of unexpected taxes or other payments on our revenues in these markets; and

•	the introduction of exchange controls and other restrictions by foreign governments.

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

Additionally, to the extent a project is delayed or becomes more costly in a manner that we cannot recover, there would be an adverse impact on our financial condition, results of operations and cash flows. Political or social instability could also inhibit offshore exploration or capital expenditures by our clients. Such instability could also result in fewer new project tenders meeting our criteria thereby reducing growth opportunities for our business.

Our results may fluctuate due to adverse weather conditions.

Over the past three years, a substantial portion of our revenue has been generated from work performed in the North Sea and North America, accounting for approximately 41%, 41% and 39% of our revenues in fiscal years 2005, 2004 and 2003, respectively. Adverse weather conditions during the winter months in these segments usually result in low levels of offshore activity. Additionally, during certain periods of the year, we may encounter adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We face competition that could have an adverse effect on our operating results and financial condition.

The offshore oil and gas services business is highly competitive, and offshore contractors compete intensely for available projects. Contracts for our services are generally awarded on a competitive bid basis, and although clients may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Several of our competitors and potential competitors are larger than we are and have greater financial and other resources than we have, which may make them better able to provide necessary financial support to secure new contracts (including through performance bonds or acceptance of deferred payments), or to withstand fluctuations in asset utilization. This becomes more apparent in times of financial difficulty such as those that we experienced in recent periods. This intense competition could result in pricing pressures, lower sales and reduced margins that would have an adverse effect on our operating results, cash flows and financial condition.

We depend on certain significant clients and long-term contracts and the loss of one or more significant clients or the failure to replace or enter into new long-term contracts could adversely affect our operating results.

In fiscal year 2005, Statoil ASA (“Statoil”) accounted for approximately 20% of our net operating revenue from continuing operations, with BP Plc. (“BP”) and Total Fina Elf (“TotalFinaElf”) accounting for a further 15% and 14%, respectively, of our net operating revenue from continuing operations. In fiscal year 2004, Shell Exploration and Production, through various subsidiaries (“Shell”), accounted for approximately 19% of our net operating revenue from continuing operations, with ExxonMobil Corporation (“ExxonMobil”) and Chevron Texaco Corporation (“ChevronTexaco”) accounting for approximately a further 10% and 8%, respectively, of our net operating revenue from continuing operations. In fiscal year 2003, Shell accounted for 26% of our net operating revenue, with Total S.A. (“Total”) and ChevronTexaco accounting for a further 13% and 11%, respectively, of our net operating revenue from continuing operations. During fiscal years 2005 and 2004, our ten largest clients accounted for 81% and 70%, respectively, of our net operating revenue from continuing operations, and over that period six clients, ChevronTexaco, Total, Statoil, Petróleo Brasileiro SA (“Petrobras”), ExxonMobil and BP consistently numbered among our ten largest clients. Revenues from our largest clients are often related to specific long-term contracts that, upon completion, may not be replaced by contracts of equivalent size. In fiscal years 2005 and 2004, approximately 90% and 77%, respectively, of our revenue from continuing operations was derived from long-term contracts. Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant clients or a substantial decrease in demand by our significant clients could result in a substantial loss of revenues which could have a material adverse effect on us.

We could be adversely affected if we fail to keep pace with the technological changes, and changes in technology could result in write-downs of assets.

Our clients are seeking to develop oil and gas fields in increasingly deeper waters. To meet our clients’ needs, we must continuously develop new, and update existing technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can often render existing technologies obsolete, requiring substantial new capital expenditures and/or write-downs of assets. Our failure to anticipate or to respond adequately and timely to changing technology, market demands and/or client requirements could adversely affect our business and financial results.

If we are unable to attract and retain skilled workers in a competitive environment, our business will be adversely affected.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for skilled personnel and other labor required to support tender activities and project execution has intensified due to increased demand for these services during fiscal 2005. Failure to retain or attract such qualified personnel could adversely affect our business, financial position, results of operations and cash flows.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

The revenue and costs of operations and financial position of many of our non-U.S. subsidiaries are initially reported in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars (our reporting currency) at the applicable exchange rates for inclusion in our consolidated financial statements. For fiscal years 2005 and 2004, approximately 50% and 28%, respectively, of our consolidated net operating revenue was generated in local currencies and translated into U.S. dollars. In fiscal year 2005, approximately 23%, 12% and 11% of our net operating revenue was generated in Euro, British pound sterling and Norwegian kroner, respectively. In fiscal year 2004, approximately 14% and 12% of our net operating revenue was generated in British pound sterling and Norwegian kroner, respectively. The exchange rate between these currencies and the U.S. dollar can fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

In addition, we are subject to currency risk exposure when our sales are denominated in currencies that are different from those in which our expenses are incurred. In this case, if the value of the currency in which sales are recorded weakens relative to the currency in which we incur expenses, then there is an adverse impact on our profit margin.

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

We generally seek to obtain indemnity agreements whenever possible from our clients requiring those clients to hold us harmless in the event of structural damage, loss of production or liability for pollution that originates below the water surface. Such contractual indemnification, however, does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, our employees or subcontractors. Additionally, if we suffer a loss for which we are entitled to indemnity, we are dependent on our client’s ability to satisfy its indemnity obligation. If the client cannot satisfy its obligation, we could suffer losses.

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

In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that we will not be able to ensure that our internal control policies and procedures will protect us from fraud or other criminal acts committed by our employees. In fiscal year 2004 our audit committee noted a lack of formality in our anti-fraud program, which we have addressed, among other things, by appointing a Head of Compliance and introducing programs designed to enhance awareness of whistleblowing procedures. Although we have taken remedial steps in fiscal year 2005, we have reclassified the lack of formality in our antifraud program as a “material weakness” in our internal control over financial reporting as at November 30, 2005, due to our belief that our commitment to ethical and legal conduct may not yet be fully understood and embedded throughout the Group. In March 2006 we updated our Code of Business Conduct to reflect the increased focus by many regulators on anti-fraud controls, specifically incorporating the requirements under the U.S. Foreign Corrupt Practices Act. This is discussed in further detail in Item 15. “Controls and Procedures.” Because of the inherent limitations in all control systems, there can be no assurance that all instances of fraud will be or have been detected.

We determined that we did not have effective disclosure controls and procedures, due to certain “material weaknesses” with respect to our internal control over financial reporting.

We previously reported in our annual report on Form 20-F for fiscal year 2004 that we did not maintain effective disclosure controls and procedures as of November 30, 2004, due to certain “material weaknesses” and other deficiencies with respect to our internal control over financial reporting. During fiscal year 2005, we undertook certain actions to remediate the “material weaknesses” and other deficiencies identified in our annual report on Form 20-F for fiscal year 2004. Although we made progress in executing some remedial measures during fiscal year 2005, we determined that there are four “material weaknesses” and other deficiencies with respect to our internal control over financial reporting. These are discussed in more detail in Item 15. “Controls and Procedures.” As a result, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of November 30, 2005 to achieve their intended objectives. Although we are continuing to remediate the deficiencies we have identified, if we do not effectively address these deficiences and otherwise continue to improve our internal control over financial reporting, we may be unable to provide timely and accurate financial information, investors could lose confidence in our reported financial information and the trading price of our securities could be adversely affected.

Financial Risks

Net losses and liquidity problems had in the past and may in the future have an adverse effect on our business.

We experienced significant net losses in recent years including $418.1 million in fiscal year 2003, $151.9 million in fiscal year 2002 and $14.2 million in fiscal year 2001. During fiscal years 2003 and 2002, we experienced unanticipated operational difficulties and cost overruns related to a number of major projects. These cost overruns, together with delays in our recovery of amounts owed to us and in the settlement of claims and variation orders, contributed significantly to those losses. As a consequence, in fiscal years 2003 and 2002, we were required to seek a number of amendments and waivers to our credit facilities to avoid financial covenant defaults. We also were required to take measures to ensure that we had sufficient liquidity to fund our operations, which included closing our positions under foreign exchange contracts.

We achieved net income of $139.5 million and $5.1 million for fiscal years 2005 and 2004, respectively. However, we cannot assure you that we will maintain profitability in the future. There can be no assurance that our new tender procedures and other operational changes will eliminate the risk of us entering into loss-making contracts in the future. If we encounter similar losses and liquidity problems in the future, they may have an adverse effect on our business. These adverse effects may include:

•	the loss of new projects because our clients lack confidence in our financial strength;

•	clients’ requirements for more onerous terms for project contracts, including the need to post performance and other bonds to secure obligations in amounts exceeding historic requirements, and the withholding of payments due to us as a means of securing our project performance obligations;

•	the inability to source materials, goods and services from suppliers on satisfactory terms;

•	difficulties in retaining and attracting a skilled workforce;

•	significant distraction of senior management time and attention to resolving financial issues instead of managing ongoing operations; and

•	difficulties in arranging new and increased bonding facilities that are essential for the growth of our business due to the lack of confidence in our financial strength by the financial institutions that provide us with these bonding facilities.

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

In fiscal year 2005, there was a positive impact of $60.3 million attributable to revisions of estimates on major projects from continuing operations and an adverse impact of $15.4 million attributable to revisions of estimates on major projects from discontinued operations, as compared to a positive impact of $43.8 million and an adverse impact of $27.7 million in fiscal year 2004 and an adverse impact of $184.5 million and an adverse impact of $2.5 million in fiscal year 2003 for revisions of estimates to major projects from continuing operations and discontinued operations, respectively. Under U.S. GAAP, the “percentage-of-completion” method of accounting for long-term contracts can be used as long as we can make reasonably dependable estimates of progress toward completion of such contracts, of contract revenues and contract costs. If we were not able to make reasonably dependable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed contract” method. Under the “zero-estimate-of-profit” method, we would not recognize any profit before a contract is completed. Under the “completed contract” method, all costs, revenues and profits are accumulated in balance sheet accounts until project completion. In order to centralize our expertise on making estimates of contract revenues and contract costs, we have established a separate estimating department in Acergy Africa and Mediterranean, as this is the segment with the most significant long-term contracts. If, despite these measures, we experience adverse developments in our long-term contracts, we may not be able to establish that we can develop reasonably dependable estimates of our progress toward completion of such contracts, contract revenues and contract costs. If we are unable to continue to use the “percentage-of-completion” method of accounting, our earnings may be materially adversely impacted, resulting in, among other things, a potential default under our $350 million revolving credit facility.

Our ability to service indebtedness and fund our operations depends on cash flows from our subsidiaries.

As a holding company, our principal assets consist of our direct or indirect shareholdings in our subsidiaries. Accordingly, our ability to make required payments of interest and principal on our indebtedness and funding of our operations are affected by the ability of our operating subsidiaries, the principal source of cash flow, to transfer available cash to us. The inter-company transfer of funds (by way of dividends, inter-company loans or otherwise) may be restricted or prohibited by legal requirements applicable to the respective subsidiaries and their directors, especially in the event that our liquidity or financial position is uncertain.

Our revenues are subject to a significant number of tax regimes, and changes in the legislation governing the rules implementing them or the regulator enforcing them in any one of these countries could negatively and adversely affect our results of operations.

We operate in many countries and are therefore subject to the jurisdiction of numerous tax authorities, as well as cross-border treaties concluded between governments. Our operations in these countries are taxed on different bases, including net income, net income deemed earned and revenue based withholding. We determine our tax provision based on our interpretation of enacted local tax laws and existing practices, and use assumptions regarding the tax deductibility of items and recognition of revenue. Changes in these assumptions could impact the amount of income taxes that we provide for any given year and could negatively and adversely affect our result of operations.

Our tax liabilities could increase as a result of changes in the Luxembourg tax regime.

There may be a risk that our tax liabilities could increase as a result of changes in the Luxembourg tax regime. On February 8, 2006, the European Commission decided to investigate Luxembourg’s 1929 tax-exempt holding company regime under the Luxembourg Holding Company Law of 1929, on the grounds that the tax exemption may constitute a disguised subsidy in favor of multinational companies based in Luxembourg and may distort the European financial market. Under the Luxembourg regime, 1929 exempt holding companies are companies established in Luxembourg, which solely exercise certain activities such as investment in equity and debt securities and grant of financial assistance under certain conditions to companies in which they hold investments. The 1929 exempt holding companies are exempt from Luxembourg’s business taxes on earnings, including dividends, interest and royalties as well as on payments, including dividends and royalties. Luxembourg’s 1929 tax exempt holding tax regime was amended on June 21, 2005. Pre-existing companies such as us will continue to benefit from the tax exempt regime until December 31, 2010, but thereafter we may not receive more than 5% of our dividends from companies which are not subject in their respective countries to taxation which is comparable in principles and tax rates to the taxes applicable ordinarily in Luxembourg. If the European Commission’s investigation were to conclude that the continuing tax exemption through 2010 constitutes a disguised subsidy, the tax laws would have to be repealed and we would be subject to the ordinary tax regime if we were to maintain our status as a Luxembourg company.

Our assessment of our internal control over financial reporting may identify “material weaknesses” in the future and may result in an attestation with an adverse opinion from our independent auditors, which could reduce confidence in our financial statements and negatively affect the price of our securities.

We will be required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report by our management on our internal control over financial reporting in our future annual reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ended November 30, 2006. We have been and are continuing to evaluate our internal control systems to allow our management to report on, and our auditors to attest to, our internal control over financial reporting. As of November 30, 2005, we had identified four “material weaknesses” in our internal control over financial reporting. If we cannot remedy these weaknesses or if the assessment of our internal control over financial reporting otherwise identifies “material weaknesses” that must be disclosed in future annual reports on Form 20-F, we may receive an attestation with an adverse opinion from our independent auditors as to the adequacy of our internal control over financial reporting. Such an opinion could reduce confidence in our financial statements and negatively affect the price of our securities.

Risks Relating to our Shares

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

We provide services and products that add value for our clients throughout the entire life cycle of offshore oil and gas field exploration, development and production. When a field is being developed, we apply our technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. We also procure or fabricate and install equipment used in field development. This equipment includes the above-water topsides and platforms used for processing recovered oil and gas, pipelines and electrical and hydraulic cables (“umbilicals”), that are used to control subsea wells. We install pipelines used to transport oil and gas underwater as well as to the production and processing facilities at the surface. These may be steel pipes, referred to as rigid pipes, or of an unbonded structure, referred to as flexible pipes, depending on technical requirements, and may have a small diameter (“flowlines”) or a large diameter (“trunklines”) depending on production volumes and pressure. During the time that a field is producing oil or gas, we inspect, maintain and repair the equipment. Once the field has been depleted and is to be abandoned, we provide field decommissioning services which include the removal of offshore structures and equipment.

Our operations are managed geographically through five regional offices around the world. As of November 30, 2005, we employed approximately 650 engineering staff in project management and various engineering disciplines worldwide.

We operate a fleet of highly specialized ships, barges and unmanned underwater ROVs, deployed in the world’s major offshore oil and gas exploration regions. Our key assets, as of April 21, 2006, include:

•	6 construction support ships;

•	3 flowline lay ships;

•	2 survey/inspection, repair and maintenance ships;

•	1 heavy lift ship (operated by Seaway Heavy Lifting Limited (“SHL”));

•	2 pipelay barges; and

•	28 ROVs.

We have operated in more than 73 countries worldwide and, as of November 30, 2005, were operating in 22 countries.

Our revenues for fiscal year 2005 from continuing operations were $1.5 billion, and our backlog on November 30, 2005 was $2.2 billion, as compared to our backlog of $1.8 billion on November 30, 2004. Of the November 30, 2005 backlog amount, we expect that approximately $1.4 billion will be recognized as revenue in fiscal year 2006 and approximately $0.8 billion will be included in later years. Although our backlog represents business that we believe to be firm, these figures are subject to change due to factors outside our control. See Item 3. “Key Information—Risk Factors—Operational Risks—There might be delays or cancellation of projects included in our backlog” and Item 5. “Operating and Financial Review and Prospects—Outlook.”

History and Development of Acergy

Acergy S.A. is organized as a “Société Anonyme Holding” under the laws of the Grand Duchy of Luxembourg. We were incorporated in Luxembourg in 1993 as the holding company for all of our activities. Our registered office is located at 26, rue Louvigny, Luxembourg, and we are registered in the Companies’ Registrar of Luxembourg under the number B43172. Our agent for U.S. federal securities law purposes is Acergy U.S. Inc., 10787 Clay Road, Houston, Texas 77041. Our principal executive offices are c/o Acergy M.S. Limited.,

Dolphin House, Windmill Road, Sunbury-on-Thames, Middlesex TW16 7HT England, telephone number (+44) (0)1932-773-700. Our website address is www.acergy-group.com. The information on our website is not part of this Report.

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

In August 1998, we acquired the Houston-based Ceanic, a publicly traded subsea contractor, for approximately $219 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico and inland underwater services to domestic public and private clients. With this acquisition we acquired a substantial fleet of ships, mostly designed for shallow water work, ROVs and other related technologies, most of which were sold to Cal Dive on October 31, 2005, as described below.

On December 7, 1999, we completed a transaction to form a joint venture entity, NKT Flexibles, a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. We own 49% of NKT Flexibles, and the remaining 51% is owned by NKT Holdings A/S. The total consideration for our share in the joint venture was $36.0 million, funded partly by cash and partly by the issuance of Class A Shares subsequently converted into Common Shares on a one-for-one basis. This investment secured our supply of flexible pipeline products. During fiscal years 2003 and 2004, we contributed a further $17.5 million of capital and continued to provide financial support in the form of loans.

On December 16, 1999, we acquired the French offshore construction and engineering company ETPM S.A. (“ETPM”) from Groupe Vinci S.A. ETPM had a significant market position in West Africa (now a part of Acergy Africa and Mediterranean), which today is one of the fastest growing markets for our services.

On July 18, 2001, we acquired the Paris-based engineering company Paragon Litwin. On September 4, 2001, we acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. The consideration paid for these two acquisitions was $16.7 million, including deferred consideration in respect of Paragon. The purpose of these acquisitions was to add conceptual design and detailed engineering skills as a stand-alone resource for us. Subsequently, we sold Paragon Litwin and Paragon Italia S.r.L. on June 9, 2004 to Bateman Oil & Gas BV (“Bateman”) for a loss of $0.9 million, while on January 19, 2005, we sold Paragon Engineering Services, Inc. to AMEC plc for approximately $15 million after deducting proceeds attributable to minority shareholders, and yielding a gain on sale of $2.1 million. After the sales we retained approximately 100 engineers to perform the engineering services previously provided to us by Paragon Litwin, Paragon Italia S.r.L. and the Paragon Companies.

In August 2002, we sold the assets of Big Inch Marine Systems Inc., a wholly owned subsidiary located in Houston, Texas, specializing in the design and manufacture of connection flanges for large diameter subsea pipelines. This disposal realized $23.5 million of proceeds, and resulted in a gain on sale of $8.0 million.

On February 20, 2004, we and our Sonastolt joint venture sold our ROV drill support businesses, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million to Oceaneering International, Inc. Our share of net proceeds was $25.3 million in cash, after deducting proceeds due to the Sonastolt joint venture partner, Sonangol, and transaction costs. We recorded a gain of $2.0 million on disposal in the first quarter of fiscal year 2004.

On May 29, 2004, we sold our wholly owned welding services subsidiary Serimer DASA to Serimer Holdings SAS, for $38.2 million, which yielded a gain on disposal of $26.1 million.

On January 13, 2005, SNSA sold the 79,414,260 Common Shares it previously held in us. As a result, to our knowledge, SNSA no longer owns any of our shares.

On April 12, 2005, we announced that we had entered into an asset purchase agreement to sell Acergy North America and Mexico’s shallow water Inspection, Maintenance and Repair assets to Cal Dive for $122.9 million in cash. The sale closed on a sequential basis. We sold seven ships and the shore support bases and equipment to Cal Dive on October 31, 2005 for a total of $42.5 million in cash, resulting in a gain of $27.1 million, the sale of the derrick lay-barge DLB801 on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.9 million. We completed the sale of the reel pipelay ship Seaway Kestrel on March 15, 2006, following completion of its work program, realizing cash proceeds of $39.9 million, resulting in a gain of approximately $18 million. The DLB801 and the Seaway Kestrel were classified as “Assets held for sale” as at November 30, 2005.

On August 30, 2005 we announced the formation of a joint venture with SapuraCrest Petroleum Berhad, a Malaysian oil service company, to build and operate a heavy construction ship named Sapura 3000. This new ship is in addition to a number of ship lease agreements signed during 2005, notably the Polar Queen in June 2005, the CS Pertinacia in October 2005, and a new Survey ship in November 2005.

On January 19, 2006, we announced the launch of the Acergy name and brand. On April 3, 2006, our shareholders approved the name change to Acergy S.A., which became effective on April 10, 2006.

Servic e Capabilities

We classify our service capabilities into the following areas:

•	Subsea construction, Umbilicals, Risers and Flowlines (“SURF”): SURF relates to engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tieback projects, which involve pipelaying, umbilical installation and trenching or ploughing, to connect a new additional subsea development to an existing production facility. The installation of jumpers and spool pieces, as well as hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development. This category also includes one construction support ship charter and rental of equipment and construction support ROVs. During fiscal year 2005, SURF activities accounted for approximately 52% of total revenue from continuing operations.

•	Conventional: This comprises engineering and construction activities relating to platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes two survey/IMR ship charters and equipment rental in relation to Conventional activities. Conventional activities accounted for 26% of total revenues from continuing operations in fiscal year 2005.

•	Inspection, Maintenance and Repair (“IMR”): This comprises, among other things, platform surveys, debris removal and pipeline inspections using divers and/or ROVs. IMR activities are conducted both under long-term frame agreements with clients and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. IMR activities, from continuing operations accounted for 8% of total revenues from continuing operations in fiscal year 2005.

•	Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing the Acergy Piper (formerly the LB200) pipelay barge. During 2004 and 2003 there were no Trunkline activities. During fiscal year 2005, Trunklines’ activities accounted for approximately 11% of total revenue from continuing operations.

•	Survey: This comprises support for both external clients and internal projects in the fields of construction support, pipeline inspection and sea bed mapping using specialized survey vessels and Survey ROVs. The construction support activities include, among other things, pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on topsides (Rope Access). During fiscal year 2005, survey activities accounted for approximately 2% of total revenue from continuing operations.

•	Corporate: This comprises all activities that serve more than one segment. These include: NKT Flexibles, SHL, and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one segment. It also includes management and corporate services provided for the benefit of all our businesses. Serimer DASA and the Paragon Companies were included in Acergy Corporate until their dispositions. During fiscal year 2005, Corporate activities accounted for approximately 1% of total revenue from continuing operations.

We also provide field decommissioning services at the end of the working life of an offshore oilfield, although no material revenues were generated from these activities during any of the periods presented.

Business Seg ments

Our operations are managed through five geographical segments, as well as the Acergy Corporate segment, through which we manage our activities that serve more than one segment, as described in more detail below. Our chief operating decision maker is our chief executive officer and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within that segment, from initial tender to completion. Each segment is accountable for profits and losses for such projects. Each segment may provide support to other segments.

We have business segments based on the geographic distribution of our activities as follows:

Acergy Africa and Mediterranean

•	Includes all activities in Africa and Mediterranean and has its office in Suresnes, France. We operate fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada

•	Includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan and has offices in Aberdeen, U.K. and Stavanger, Norway.

Acergy North America and Mexico

•	Includes activities in the United States, Mexico, Central America, the Caribbean and Western Canada and has its office in Houston, Texas United States.

Acergy South America

•	Includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Acergy Asia and Middle East

•	Includes all activities in Asia Pacific, India and Middle East (but excludes the Caspian Sea) and has its office in Singapore with satellite offices in Jakarta, Indonesia and Perth, Australia.

Acergy Corporate

•	Includes all activities that serve more than one segment.

The Acergy Principal Executive Offices are located in Sunbury-on-Thames, U.K.

Acergy Africa and Mediterranean

The majority of our business in Acergy Africa and Mediterranean is in West Africa and involves SURF and Conventional projects, as well as a limited number of IMR projects. We operate two fabrication yards in the segment, in Nigeria and Angola. Our activity in this segment increased in fiscal year 2005 compared to fiscal year 2004, reflecting the steady strengthening of demand for Conventional and SURF service capabilities. Significant operations in fiscal year 2005 included Conventional and SURF projects with BP, Shell, TotalFinaElf, ExxonMobil and ChevronTexaco. In fiscal year 2005, we had offshore projects in Nigeria

(including the Erha project for ExxonMobil and the Amenam II project for Total Nigeria/Elf Petroleum Nigeria Ltd.) and in Angola (including the Greater Plutonio project for BP Angola BV (“BP”), the Benguela Belize project for Chevron Texaco Overseas Petroleum and the EPC2B project for Exxon Mobil Nigeria Ltd.).

Acergy Northern Europe and Canada

Acergy’s Northern Europe and Canada business consists of SURF and Trunkline projects for major oil companies as well as IMR services. The majority of the IMR projects are short-term in nature, but they sometimes are awarded over a longer term by means of a frame agreement. Significant operations in fiscal year 2005 were the commencement of the Conventional Langeled Trunkline project (previously known as the Ormen Lange project) for Statoil, for the installation of over 900 kilometers of large diameter trunkline in the North Sea between Norway and the east coast of England and several SURF projects including Forvie North for Total, Britannia Satellites for ConocoPhilips (UK) Ltd. and ATP Tors Development for ATP Oil and Gas Corporation all offshore the United Kingdom and Norne Satelites for Statoil, offshore Norway. Included in our backlog for Acergy Northern Europe and Canada are: a long-term contract with Statoil for construction and maintenance work that will be performed through our joint venture with Subsea 7, a company which is owned jointly with SIEM Offshore Inc.

Acergy North America and Mexico

In fiscal year 2005, Acergy North America and Mexico included both Conventional and SURF projects as well as day rate diving and IMR work.

In fiscal year 2004, we made a strategic decision to reorient Acergy North America and Mexico toward deepwater SURF work and by March 2006 we completed the sale of the segment’s Conventional and shallow water IMR assets to Cal Dive.

The continuing operations of Acergy North America and Mexico refer to the deepwater SURF assets and discontinued operations refer to work performed by the Conventional and shallow water IMR assets that have now been sold to Cal Dive.

In fiscal year 2005, continuing operations of Acergy North America and Mexico increased compared to fiscal year 2004, due to two SURF projects performed by the Acergy Eagle and the Acergy Falcon, relating to the J. Bellis development and a buoy installation for Advanced Product Loading Limited, both in the Gulf of Mexico offshore the United States.

In fiscal year 2005, discontinued operations increased compared to fiscal year 2004, due principally to the major Conventional projects executed in Trinidad and Tobago by the derrick lay-barge DLB801 and the reel pipelay ship Seaway Kestrel. We recorded strong growth in IMR activities in the second half of fiscal year 2005 as a result of repair work for clients following Hurricanes Katrina and Rita.

Acergy South America

Most of our operations in Acergy South America are located in Brazil, which currently operates primarily as a single client market controlled by Petrobras, the Brazilian state oil company. Brazil has now opened offshore oil and gas fields to foreign operators, which are expected to finance the growth of Brazilian offshore oil production by means of production sharing contracts.

The Brazilian market contains a number of large fields that are located in deep water and will require extensive use of diverless subsea construction techniques.

We currently have a four-year contract, which commenced in August 2001, for the charter of the Acergy Condor by Petrobras. A four-year extension to this contract, commencing in August 2006, was signed in February 2006. We also have a new two-year contract with Petrobras for the Acergy Harrier, which began in September 2005. The contracts are for flowline lay, diving support and ROV services.

In fiscal year 2005 our activity in this segment decreased mainly due to the scheduled dry-docking of both the Acergy Condor and the Acergy Harrier and in the second half of fiscal year 2005 due to unscheduled repairs to both these vessels.

Acergy Asia and Middle East

We are active in Conventional, Survey and shallow water IMR work in Acergy Asia and Middle East. Most of our current projects are in Indonesia, where our operations are performed through our subsidiary, PT Komaritim. Acergy Asia and Middle East is characterized by long distances between areas of offshore oil operations and from other areas of the world that have offshore development activities. Such long distances may result in high mobilization costs. In fiscal year 2005, Acergy Asia and Middle East saw a significant increase in activity due to two major SURF projects: the Casino project, offshore Australia for Santos Ltd., and the Sakhalin project, offshore Russia for Nippon Steel Corporation.

Acergy Corporate

Acergy Corporate includes activities that are categorized as “stand alone” businesses, since they are not assigned to a specific geographical segment but rather provide services to our entire company. These include our interests in the SHL and NKT Flexibles joint ventures. It also included, up to the date they were sold, Serimer DASA and the Paragon Companies. Acergy Corporate further includes flowline lay ships, ROVs, trenchers, ploughs and other mobile assets and equipment that are used globally and therefore are not allocated to any specific segment, and management and corporate services which benefit the entire organization. Included in management and corporate services are: finance; legal; tax; treasury; strategic planning; human resources; information management; investor relations; technical development; marine operations; commercial advice and business development; health, safety and environmental management; and quality assurance and general management.

The net operating revenue for each of our business segments for each of our last three fiscal years is set forth under Item 5. “Operating and Financial Review and Prospects—Results of Operations—Our Business Segment Results.”

Capital Expendit ures and Divestitures

Capital Expenditures

Our capital expenditures for property, plant and equipment were $77.3 million for continuing operations and $4.0 million for discontinued operations in fiscal year 2005, $34.2 million in fiscal year 2004 and $21.9 million in fiscal year 2003.

The table below sets forth information with respect to our principal capital expenditures for fixed assets in each of the last three fiscal years. The ongoing capital expenditures will be funded with cash from operations and additional funds drawn on our existing credit facilities.

	2005	2004	2003
	($ in millions)
Equipment and asset development	38.8	4.3	8.1
Capacity upgrades to ships and other equipment	31.9	24.0	12.3
Other	10.6	5.9	1.5

Total	81.3	34.2	21.9

The four largest capital expenditure projects during fiscal year 2005 are set out in the table below.

Asset	Description of capital expenditure project	($ in millions)
Seaway Polaris	New J-Lay Tower	19.9
Seaway Polaris	Various equipment upgrades	7.1
Acergy Piper	Crane upgrade	14.7
Sonamet	Development of yard	12.5

Total		54.2

We expect our capital expenditures in fiscal year 2006 to amount to approximately $280 million, of which approximately $172 million was committed as of April 21, 2006. For further information, see “—Description of Property—Capital Expenditures Planned for Fiscal Year 2006.”

Divestitures

As a part of our strategic focus, in fiscal year 2003 we identified a number of assets and businesses, which we no longer considered essential to be owned or performed by us to execute core operations. We commenced a divestment program in 2003, and the majority of the significant disposals were completed by the first quarter of fiscal year 2005.

The business and assets, which were held for sale as at November 30, 2005, were as follows:

•	The Seaway Kestrel, a diving support and reel pipelay ship, in Acergy North America and Mexico, which formed part of the sale of assets to Cal Dive. The sale was completed on March 15, 2006.

•	The DLB801, a derrick lay-barge, in Acergy North America and Mexico, which was also part of the sale to Cal Dive. The sale was completed on January 9, 2006.

•	A Steel Catenary Riser Puller (“SC Riser”), in Acergy Corporate, that we expected to sell in the first half of fiscal year 2006 following the receipt of an offer. Subsequently, this offer was withdrawn and as of February 28, 2006, this equipment is no longer held for sale.

•	Two small barges in Acergy Asia and Middle East were identified as “Assets held for sale” because of their age and high maintenance and repair costs. They were sold, one barge on January 9, 2006 and the other one on February 20, 2006, for aggregate cash proceeds of $0.2 million, resulting in a gain before taxation of $0.1 million.

In fiscal year 2005, we disposed of the following assets that we treated as held for sale as of November 30, 2004:

•	Paragon Engineering Services, Inc., located in the U.S.: This engineering business, which was acquired in fiscal year 2001, was sold effective January 19, 2005 to AMEC plc., resulting in a gain of $2.1 million;
•	National Hyperbaric Centre in Aberdeen, Scotland: This center provides facilities for hydrostatic testing, saturation systems and decompression chambers. We sold the center on December 2, 2004, for proceeds of $2.3 million. This resulted in a gain of $1.7 million. We intend to continue contracting for the center’s services as necessary;
•	The property at Handil, East Kalimantan, Indonesia: This property is used as an operations base and comprises land, buildings and certain equipment and was previously operated by PT Komaritim. As part of the agreement, we are entitled to use certain areas free of charge until January 2008. The Handil property was sold on January 10, 2005 to PT Meindo with proceeds of $2.1 million. This resulted in a gain of $1.2 million after adjusting for the fair value of the free usage;
•	ROV—Scorpio 20, located in Scotland: We sold this ROV on February 2, 2005 with proceeds of $0.6 million, for no gain or loss;
•	Certain of our trenching and ploughing assets have been identified for disposal because of underutilization. The equipment was sold on May 17, 2005 for proceeds of $5.1 million, resulting in a gain of $2.3 million.

In fiscal year 2004, we disposed of the following assets that we treated as held for sale as of November 30, 2003:

•	ROV drill-support: This business involved approximately 200 employees worldwide, 44 ROVs and certain ancillary equipment, together with related contracts, and was operated from bases in West

Africa, South America and the North Sea. On February 20, 2004, we and the Sonastolt venture in Angola with Sonangol, which is 55% owned by us and provides local offshore support personnel and equipment, sold this business to Oceaneering International, Inc. for a sale price of approximately $48 million. We received approximately $25.3 million in cash after settling the interests of Sonangol, our joint venture partner in Angola, and transaction costs, resulting in a gain on disposal of $2.0 million.

•	Serimer DASA: This was a wholly owned specialized welding services and welding equipment manufacturing company with its head office near Paris, France. In addition, it has a sales office in Texas, United States. Serimer DASA provides automatic welding services primarily to offshore pipelaying contractors. We sold this business to Serimer Holdings SAS, a third party purchaser, on May 29, 2004, for proceeds of $38.2 million, realizing a gain on disposal of $26.1 million. Serimer DASA was divested as a consequence of our new strategic focus on the SURF market.

•	Paragon Companies: This is comprised of one company located in the U.S. (Paragon Engineering Services, Inc.), and two companies located in Europe (Paragon Litwin and Paragon Italia S.r.L.). The two European Paragon companies were sold on June 9, 2004 to Bateman for proceeds of $nil, which yielded a loss on disposal of $0.9 million. As disclosed above, the U.S. company was sold on January 19, 2005 and was reported within assets held for sale as at November 30, 2004.

•	Assets in the Lobito Yard, Angola: A large quantity of equipment located in the Lobito Yard on long-term lease to Sonamet, a venture with Sonangol in which we have a 55% interest, was under negotiation for sale to Sonamet as at November 30, 2003. The sale was completed in the first quarter of fiscal year 2004 for proceeds of $5.4 million, resulting in a loss of $0.2 million.

•	In the first two quarters of fiscal year 2004, we disposed of the Annette, the Seaway Rover, the Seaway Invincible and the Seaway Pioneer. Proceeds from these sales were $3.0 million and were received during the first and second quarter of fiscal year 2004, and a gain of $0.6 million in total was recorded.

These assets did not meet the criteria for treatment as discontinued operations, because the operations and cash flows from the disposal groups were not eliminated from our operations. The services performed by these disposed operations have continued to be performed in-house or have been purchased from third parties when required.

Marketing and Tendering

Marketing of our services is performed through our offices of our segments. Our marketing strategy is focused on ensuring that we are invited to bid on all projects that are consistent with our strategy, and where we have a competitive advantage on the basis of our ships, our fabrication capacity, our engineering excellence or our technological specialization. We use our industry knowledge and relationships with our clients to ensure we are aware of all projects in our markets that fit these criteria.

Most of our work is obtained through a competitive tendering process. When a target project is identified by our marketing staff, the decision to prepare and submit a competitive bid is taken by management in accordance with delegated authority limits. Cost estimates are prepared on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our commercial standards and market conditions. Before the tender package is submitted to the client, it is subject to detailed review.

In fiscal year 2003 we implemented the following new procedures for tendering and these have been strictly adhered to since:

•	Formal review process: We implemented a disciplined approach to the tender review process. We require all tender proposals to provide a uniform set of operational, financial and legal information, in order to ensure a consistent review process across our organization. Tender candidates that lack the appropriate information are not considered for review.

•	Management accountability: Tenders are first reviewed at the segment level where the technical, operational, legal and financial aspects of the proposal are considered in detail. Completion of the segment review process requires the formal approval of the vice-president of the segment, followed by a detailed review by our corporate tender review board, which is composed of a cross-functional team of senior level managers. With respect to large tenders, i.e. value between $10 million and $250 million we require further approval by our chief operating officer and the chief executive officer with a review by the board of directors, of tenders with a value over $250 million.

•	Risk management: We perform a formal risk assessment of each project for which we intend to submit a tender. The assessment consists of a legal risk assessment that compares the contractual terms and conditions of the proposed tender to our standard terms and conditions. The financial impact of any deviation from our standard terms and conditions is quantified and a risk mitigation plan is proposed. In addition, we conduct an operational risk assessment that analyzes factors such as the impact of weather, supplier delays, strikes, and other factors to quantify the potential financial impact of such events.

•	Supply chain management: Critical to the control of project expenditure is the supply chain management function. We spent approximately $772 million in fiscal year 2005 in the course of delivering largely fixed price contracts.

In addition, we revised our tendering procedures in the second half of fiscal year 2005 to ensure that, when preparing and submitting tenders, the costing for ships includes sufficient margin to cover the cost of financing the assets utilized. This means that the costing method used for charges to projects for the use of our owned ships and barges reflects market rates for chartering those assets from third party ship owners.

The impact of our new tendering policies has been a change in the way in which we evaluate new business opportunities. The information contained in tender review packages is uniform across our organization, allowing us to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders is reviewed centrally by corporate management and we continue to place great emphasis on our standard contractual terms and conditions. With these new policies in place, we devote more management time to the tendering process and are more selective with respect to the initiation of new projects.

Our policy is not to undertake variations to work scope without prior agreement of scope, schedule and price. A tender board appointed to supervise each tender can decide whether or not to deviate from this policy, but deviations without written scope from the client are not common. It is customary that, where a variation to the project scope or specifications is required, we continue to execute the project to completion, although we may not have precise agreement with our client on the financial responsibilities of all parties. We often try to resolve these later by negotiating claims and variation orders.

Clients

In fiscal year 2005, we had 66 clients worldwide, of which 12 were major national and international oil and gas companies. The level of construction services required by any particular client depends on the size of that client’s capital expenditure budget devoted to construction plans in a particular year. Consequently, clients that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. In fiscal year 2005, Statoil, BP, and Total accounted for 20%, 15% and 14% of our net operating revenue from continuing operations, respectively. In fiscal year 2004, Shell, ExxonMobil and ChevronTexaco accounted for 19%, 10% and 8% of our net operating revenue from continuing operations, respectively. During fiscal years 2005 and 2004, our ten largest clients accounted for 81% and 70%, respectively, of our net operating revenue from continuing operations, and over that period six clients, ChevronTexaco, Total, Statoil, Petrobras, ExxonMobil and BP consistently numbered among our ten largest clients. Our business typically involves a relatively concentrated number of significant projects in any year. Consequently, we expect that a limited number of clients will account for significant portions of our revenues in any year.

Competition

Although the offshore contracting business remains highly competitive, the last twelve months has seen an increase in demand for our services. The market remains consolidated on the supply side of the offshore oil and gas services industry. Clients still consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, and while price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract, the issue of security of supply now features more in our client buying patterns than in the past. Although conditions are improving, it is still a challenge to secure the right work at the right price and with the right terms and conditions. Our ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idle ships, we may still, from time to time, choose to bid our ships in projects at lower margins depending on the prevailing contractual rates in a given segment.

We believe that we are one of only four companies, including Saipem, S.A. (“Saipem) Technip S.A. (“Technip”), and Subsea 7, capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in the SURF market is limited to five main competitors, Saipem, Technip, Subsea 7, Heerema Marine Contractors and McDermott International, Inc. We face strong competition from these offshore contractors, some of whom have significantly greater financial resources than we have. We compete across the globe with different players at different times including but not limited to: Allseas Marine Contractors, Global Industries, Ltd., Horizon Offshore, Inc., Helix Energy Solutions Group Inc. and Heerema Marine Contractors which provide a wide range of services. We also face competition from smaller regional competitors and less integrated providers of offshore services. Of increasing concern to us is the fact that very recently a number of contractors as well as pure asset owners have placed orders for new specialized assets for this market. We expect the increase in demand will be met quickly by new assets being deployed in the future. In addition, all companies today are facing a scarcity of human resources to support tender activities and project execution.

Seasonality

Over the past three fiscal years, a significant portion of our revenue has been generated from work performed in West Africa, the North Sea and North America. Adverse weather conditions during the winter months in the North Sea and North America usually result in low levels of offshore activity, although this is less apparent than in the past due to technological advances. In waters offshore West Africa, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. As a result of the seasonality of our business, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced. In exceptional cases, adverse weather conditions can also affect shore-based facilities, as these tend to be located in coastal areas.

Supplies and Raw Materials

We generally do not manufacture the components used in the offshore services that we provide, but rather procure and install equipment manufactured or fabricated by others. We do fabricate structures using components and equipment we procure, and this work is performed at our onshore fabrication yards located in Lobito (Angola) and Warri (Nigeria).

The procurement of goods and services represents a significant proportion of our annual operating costs and it has a direct impact on our overall financial performance. We therefore adhere to the following principles:

•	In placing a commitment with a supplier or subcontractor, we try to secure the best commercial and operational arrangement, taking into account risks, such as technical, quality, health, safety and environmental management, reliability, lead times and confidence of supply.
•	We operate as one organization and leverage our combined knowledge, relationships, networks and our buying power.
•	The procurement process is executed in accordance with our policies and procedures and adheres to our Code of Business Conduct.
•	We actively manage and develop relationships with our suppliers and subcontractors. We believe that strong relationships with our vendors are necessary to gain a competitive advantage as well as ensuring the delivery goals are aligned with the needs of our business.

Intellectual Property

We hold a number of patents, trademarks, software and other intellectual property to support our engineering and operational activities. We have 73 patents in force in 20 countries, and we currently have a portfolio of 92 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, we do not consider that any one patent or technology represents a significant percentage of our net operating revenue.

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Our research and development activities are typically carried out internally using both dedicated research personnel and as part of specific offshore construction projects. Where appropriate, external research and development is performed either through strategic technological alliances or via joint industry collaborative projects. Our expenditures on company-sponsored research and development, excluding programs undertaken as part of specific offshore construction projects, were approximately $1 million in each of fiscal years 2005, 2004 and 2003.

Other Matters

Health, Safety, Environmental and Security Management

We conduct our business in accordance with a well-defined set of processes, which comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention. Our Health, Safety, Environmental and Security philosophy is based on the international standards of OSHAS 18001 for occupational health and safety, ISO 14001 for environmental management and international best practice and standards for security. This is supported by management’s commitment, personal accountability, training, fairness and performance measures. This “Management System” is designed to ensure the well-being and safety of our employees and others with whom we work, as well as giving the proper regard to the protection of the environment and limiting damage to or loss of property and equipment. Each of our managers is encouraged to take the necessary steps to create a culture of continuous improvement.

Our Management System also provides the necessary instructions, procedures and guidelines encompassing all areas of our operations so that we can assure the quality of our services to our clients. We maintain a stringent quality assurance program encompassing all areas of our operations in accordance with ISO 9001, an international standard established by the International Organization for Standardization to certify quality assurance systems. Each of our segments has dedicated safety and quality assurance staff, who are responsible for overseeing the projects in that particular segment.

Risks and Insurance

Our operations are subject to all the risks normally associated with offshore development and operations and could result in damage to or loss of property, suspension of operations or injury or death to employees or third parties. We insure our assets at levels, which our management believes reflect their current market value, subject to appropriate self-insured deductibles. Such assets include all capital items such as ships, major equipment and land-based property. We believe our insurance should protect against, among other things, the impact on our business of the total or constructive total loss of a key asset.

Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We insure ourselves for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees or third parties, statutory workers’ compensation protection and pollution. However, there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, and a successful liability claim for which we are under-insured or uninsured could have a material adverse effect on us. See Item 3. “Key Information—Risk Factors—We are exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.

Government Regulations

Our business is subject to international conventions and governmental regulations that strictly regulate various aspects of our operations. The maritime laws and the diving, health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. Our system of management policies and procedures, which describes all our business processes, is designed to meet best practice and covers all legislative requirements in the jurisdictions in which we operate. We closely follow the guidelines set by the International Marine Contractor Association.

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

In Norwegian waters, in addition to international standards, we are subject to the rules and regulations of the Norwegian Marine Directorate and in certain circumstances to the rules and regulations of the Norwegian Petroleum Directorate. Any deviation from a particular regulation or requirement requires an exemption that must be applied for beforehand.

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

Our operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production operations and economics are affected by price control, tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect our operations and those of our clients.

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

Inspection by a Classification Society and Dry-docking

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

Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This intermediate survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys, which involve a major inspection of the hull structure, machinery installations and equipment, are carried out at five-year intervals. A classed ship is also required to be dry-docked every 30 to 36 months for inspection of the underwater parts of the ship. As a general policy, we dry-dock our classed ships every second year during the winter off-season. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs, which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be “in class,” and all of our major classed ships currently meet that condition.

Our U.S. flagged ships that are U.S. Coast Guard inspected but not classed are dry-docked twice during each five-year cycle. The intermediate dry-docking is due between the end of the second and third years of the cycle. Our U.S. flagged load line ships are dry-docked according to the same schedule for condition surveys as required by the respective national load line regulations. The annual topside safety and equipment surveys are very similar to and parallel the traditional class surveys.

Significant Subsidiaries

Our significant subsidiaries (excluding joint ventures) are set out in the table below.

Company name	Country of incorporation	Percentage of ownership
Acergy Shipping Ltd	U.K.	100%
Acergy Norway AS	Norway	100%
Acergy Services SA	France	100%
Class 3 Shipping Limited	Bermuda	100%
Acergy Treasury Ltd.	U.K.	100%
Acergy West Africa SASU	France	100%

In addition, we have part ownership of a number of joint ventures, which are further described in Item 5. “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in and Advances to Non-Consolidated Joint Ventures.”

Description of Property

Major Assets

The following table describes our major assets as of April 21, 2006:

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/ Chartered
Construction Support Ships
Acergy Harrier	Subsea construction	1985	1	84	Owned	(1)
Seaway Hawk (to be renamed Acergy Hawk)	Subsea construction	1978	—	93	Owned	(1)
Acergy Osprey	Subsea construction	1984/1992/ 1996/2003	1	102	Owned	(1)
Acergy Eagle	Flexible flowline lay, multi-purpose subsea construction	1997	2	140	Owned	(1)
Seaway Legend (to be renamed Acergy Legend)	ROV support, subsea construction	1985/1998	—	73	Owned	(1)
Discovery	Flexible flowline lay, subsea construction	1990	1	120	Chartered	(2)
Flowline Lay Ships
Acergy Condor	Flexible flowline and umbilical lay	1982/1994/ 1999/2002	2	141	Owned	(1)
Acergy Falcon	Rigid and flexible flowline and umbilical lay	1976/1995/ 1997/2001	2	162	Owned	(1)
Seaway Polaris (to be renamed Acergy Polaris)	Deepwater derrick/pipelay barge	1979/1991/1996/ 1999/2002/2003	2	137	Owned	(1)
Survey/IMR Ships
Far Saga	ROV support, subsea construction	2001	2	89	Chartered	(3)
Seaway Petrel (to be renamed Acergy Petrel)	Pipeline inspection, ROV survey and ROV light intervention activities	2003	1	76	Chartered	(4)
Heavy Lift Ships and Barges
Stanislav Yudin	Heavy lift, 2,500-ton crane	1985	—	183	Chartered	(5)
Seaway Orion (to be renamed Acergy Orion)	Pipelay barge	1977/1984/1997	—	85	Owned	(1)
Acergy Piper (formerly LB200)	Pipelay barge	1975/1996/ 2004	—	168	Owned	(1)

(1)	Subject to mortgage under the $350 million revolving credit facility.

(2)	Chartered from Friary Ocean Surveyor NV through September 2006, with options to extend through 2011 and with options to purchase.
(3)	Chartered from Farstad Supply AS for five years beginning in 2002 with three one-year options to extend.
(4)	Chartered from Uksnoy Petrel AS for five years beginning April 2003 with fifteen one-year options to extend and with options to purchase.
(5)	Chartered to SHL by a subsidiary of Lukoil Kaliningradmorneft plc, through October 2010.

The environmental regulations which affect the utilization of the assets listed above are described in “—Other Matters—Government Regulations.”

Other Properties

As of April 21, 2006, we owned or held under long-term leases the real estate property described below:

Location	Function	Office Space (square meters)	Work or Storage Space or Land (square meters)	Status
Aberdeen, Scotland
Bucksburn House	Offices, workshop and storage	6,891	64,960	Owned
Denburn House	Offices	1,467	—	Leased
Commerce Center	Offices, workshop and storage	1,034	923	Leased
Total Aberdeen, Scotland		9,392	65,883
Baku, Azerbaijan	Offices	66	—	Leased
Bergen, Norway	Offices	100	—	Leased
Cairo, Egypt	Offices	250	—	Leased
Dhahran, Saudi Arabia	Offices and storage	330	750	Leased
East Kalimantan, Indonesia	Workshop and storage	—	3,000	Owned
Houston, Texas	Offices,	5,203		Leased
Jakarta, Indonesia	Offices and storage	932	601	Leased
Kristiansund, Norway	Offices and storage	120	800	Leased
Lagos, Nigeria	Offices	200	—	Leased
Lobito, Angola	Offices, fabrication and storage	5,945	554,431	Leased
Luanda, Angola	Offices and storage	153	690	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	1,286	15,334	Owned
New Orleans, Louisiana	Offices, workshop and fabrication	134	52,609	Owned
Perth, Australia	Offices	235		Leased
Port Gentil, Gabon	Offices and storage	305	5,070	Owned/ Leased
Rio de Janeiro, Brazil	Offices	295	—	Owned
Rotterdam, The Netherlands	Storage	—	4,200	Leased
Snake Island, Nigeria	Offices and storage	143	1,893	Leased
Sharjah, United Arab Emirates	Offices	190	—	Leased
Singapore	Offices, workshop and storage	1,611	2,765	Leased
Stavanger, Norway	Offices	12,869	—	Leased
Sunbury, England	Principal Executive Offices plus offsite storage	1,073	93	Leased
Suresnes, France	Office	21,548	—	Leased
Tananger, Norway	Offices and storage	250	21,830	Leased
Tchengue, Gabon	Offices and storage	1,486	414,000	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased

Capital Expenditures Planned for Fiscal Year 2006

Based on our expectations of steady growth in the core markets in which we operate in the medium term, we plan to increase our investment program. Following the completion of the capital expenditure program, we expect to have substantially increased our capacity to execute SURF projects worldwide.

We expect capital expenditures in fiscal year 2006 to amount to approximately $280 million for capacity maintenance, asset upgrades and fleet expansion, including the conversion of the Polar Queen and the CS Pertinacia. We plan to make an equity contribution to the Sapura Crest joint venture. Approximately $172 million was committed as at April 21, 2006.

Summary of capital expenditure planned for 2006 (in millions)	2006
$
Equipment and asset development	190
Capacity upgrades to ships and other equipment	62
Other	28

Total	280

We expect to finance these capital expenditures, planned for fiscal year 2006, from our current cash flows.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects.

Overview

The Group

We, are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We changed our name to “Acergy S.A.”, at an adjourned meeting of shareholders on April 3, 2006 and the name change became effective on April 10, 2006. The operating subsidiaries had already changed their names and branding and have been operating as “Acergy” since February 1, 2006.

Growth in Income and Results

In fiscal year 2005, we continued to report substantial improvements in our operational and financial performance. Income from continuing operations for the year ended November 30, 2005 of $106.4 million was an improvement of $61.5 million over the result for the previous year. This was achieved through increases of 35% in net operating revenue from continuing operations, favorable contract settlements and improved contract management that delivered better returns on new projects. In Acergy Africa and Mediterranean net operating revenue from continuing operations increased by 33% and net income increased by 32%. Acergy Northern Europe and Canada saw a 69% increase in net operating revenue from continuing operations. Acergy North America and Mexico experienced a similar increase in net operating revenue from continuing operations, while net operating revenue in Acergy Asia and Middle East more than doubled as a result of a high level of SURF activities executed. The deterioration in net operating revenue from continuing operations of Acergy South America was primarily due to the dry-docking of the two vessels on long-term ship charter with Petrobras.

Income from continuing operations for the year ended November 30, 2005 was reduced by a $19.8 million non-cash charge, reflecting the fair value of hedging transactions that were not designated as accounting hedges in accordance with SFAS No.133 “Accounting for Derivative Instruments and Hedging Activities”.

Income from continuing operations for the year ended November 30, 2005 also included an aggregate positive impact of $60.3 million attributable to variation orders, claims and other changes in estimates on major projects, a charge of $7.1 million for impairment of long-lived tangible assets, a gain on disposal of subsidiaries of $3.8 million, and a gain on the disposal of long-lived assets of $3.7 million.

Discontinued operations in Acergy North America and Mexico contributed net income of $33.1 million, partly due to a $27.1 million gain on disposal of the segment’s shallow water operations, together with the favorable margins generated by hurricane repair work during the second half of fiscal year 2005.

Following the adoption in fiscal year 2003 of a new business strategy under a new management team, we returned to profitability in fiscal year 2004. We made changes in our personnel, operating structure and business processes in the first quarter of fiscal year 2004, resolved outstanding issues with respect to three major loss-making contracts, and announced the award of a $730 million contract for the development of the Greater Plutonio field located offshore Angola, West Africa (the “Greater Plutonio project”), the largest contract ever to be awarded to us.

On February 20, 2004, we and our Sonastolt joint venture sold to Oceaneering International, Inc. our ROV drill support business for approximately $48 million. We realized $25.3 million in cash after deducting proceeds due to the Sonastolt joint venture partner, Sonangol, and transaction costs. Additionally in the first half of fiscal year 2004, we were awarded the 2006 work scope for the Langeled pipeline, which on completion is expected to be the longest offshore pipeline in the world.

In May 2004, we sold our wholly-owned welding services subsidiary, Serimer DASA, and in the third and fourth quarters of 2004, we sold the Seaway Explorer and a number of smaller surplus assets.

For the fiscal year ended November 30, 2004, we reported an income from continuing operations of $44.9 million. This included an aggregate positive impact of $43.8 million attributable to changes in original estimates on major projects, a charge of $9.4 million for impairment of long-lived tangible assets, a gain on disposal of subsidiaries of $25.2 million, and a gain on the disposal of long-lived tangible assets of $4.7 million.

The improved results in fiscal year 2004 represented a dramatic turnaround from the prior year.

For the fiscal year ended November 30, 2003, we reported a net loss from continuing operations of $393.2 million. This included an aggregate adverse impact of $184.5 million attributable to changes in original estimates on major projects, and a charge of $164.2 million for impairment of long-lived tangible assets.

We also experienced operational difficulties on a number of projects, primarily in Acergy Africa and Mediterranean, first undertaken in earlier periods.

Outlook

Our backlog for continuing operations as at November 30, 2005 stood at a record high level of $2.2 billion, of which $1.4 billion is expected to be executed in fiscal year 2006. This compared to a backlog at November 30, 2004 of $1.6 billion, of which $0.9 billion was for fiscal year 2005.

Strong global energy demand, together with limited excess production capacity and correspondingly high commodity prices, have driven a sustained improvement in the oil and gas service sector. Consequently we expect steady growth in the core markets in which we operate in the medium term.

To take advantage of the favorable market conditions, we expect to increase our investment program. We plan capital expenditure and equity investments for fiscal year 2006 of approximately $280 million compared to approximately $77 million in fiscal year 2005 for capacity maintenance, asset upgrades and growth capital expenditure for the conversion of the Polar Queen and the CS Pertinacia. We also plan to make an equity investment in the Sapura Crest joint venture.

Group History

See Item 4. “Information on the Company—History and Development of Acergy.”

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

Project Accounting—Revenue Recognition and the Use of the “Percentage-of-Completion” Accounting Method

Substantially all of our projects are accounted for using the percentage-of-completion method, which is standard for our industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as variation orders are approved. Adjustments based on the percentage-of-completion are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, we would recognize a charge against current earnings; amounts in prior periods are not restated. Such a charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements. Such late information results in an adjustment of the financial statements unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contracts and contract costs. We believe we assess our business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reasonably dependable estimates. Often the outcome of projects is more favorable than originally expected, due to increase of scope or efficiencies achieved during execution. Nevertheless, our business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. We do not believe our business is subject to the types of inherent hazards described in AICPA Statement of Position (“SOP”) No. 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, that would indicate that the use of the percentage-of-completion method is not preferable.

If we were unable to make reasonably dependable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed-contract” method. Under the zero-estimate-of-profit method, we would not recognize any profit before a contract is completed. Under the completed-contract method, all costs, revenues and profits are accumulated in the balance sheet accounts until project completion. Under both of these methods, we would not recognize project profits until project completion, but would recognize a project loss as soon as the loss became evident. If we are unable to continue to use the percentage-of-completion method of accounting, our earnings may be materially adversely impacted.

Project Accounting—Revenue Recognition on Variation Orders and Claims

A major portion of our revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based on performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. Throughout fiscal years 2003 and 2004, we had significant difficulty resolving claims and variation orders, and a considerable amount of judgment was required to assess to what extent the clients would accept and pay these. Many of these problems were resolved in fiscal year 2005, which resulted in significant favorable outcomes as described in “—Factors Affecting Our Results of Operations—Ship Scheduling—Revisions of Estimates on Major Projects” below. At November 30, 2004 and 2005, no revenue relating to unagreed claims or disputed receivables was included in reported revenue or receivables that have not been subsequently collected in full.

Long-lived Tangible Assets, Goodwill and Other Intangible Assets

This subject is included under “Critical accounting policies” due to the qualitative factors involved in determining fair values and preparing cash flow projections for assets with impairment issues and because of the large net book value of such assets.

Long-lived tangible assets are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets, except for ships, which are considered to have a residual value of 10% of the acquisition cost. Management uses its experience to estimate the remaining useful life of an asset, particularly when it has been upgraded.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination, and is not subject to amortization. Rather, the balance is reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill in our balance sheet as at November 30, 2004 of $5.3 million in respect of the acquisition of the Paragon Companies, was eliminated by the sale of Paragon Engineering Services, Inc., in January 2005, which supported this goodwill value. There was no goodwill in our balance sheet as at November 30, 2005.

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, long-lived tangible assets, and other intangible assets subject to amortization, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposal. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using our weighted average cost of capital.

Management’s judgment is required to determine the appropriate business assumptions to be used in forecasting future cash flows. When we record an impairment charge, this creates a new cost base for the assets that have been impaired. We have discussed specific impairment charges recorded in “—Results of Operations—Consolidated Results—Impairment of long-lived tangible assets.”

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

Impairment of Investments in Non-consolidated Joint Ventures

We review our investments in non-consolidated joint ventures periodically to assess whether there is an other than temporary decline in the carrying value of the investment. We consider, among other things, whether or not we are able to recover the carrying value of the investment and whether or not the investee’s ability to sustain an earnings capacity would justify the carrying value of the investment. A provision is made against uncollectible loans and advances made to non-consolidated joint ventures when it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement under SFAS No. 114 “Accounting by Creditors for Impairment of a Loan.”

During the fiscal year 2004 we made short-term cash advances to NKT Flexibles totaling $5.7 million, against which a full provision for doubtful recovery was recorded. This provision was recorded as at November 30, 2004, as we did not believe it was probable that we would be able to collect the full amount of these advances. In fiscal year 2005, this provision was released on the basis of an improved forecast of future cash flows of NKT Flexibles, which indicates that advances made to NKT Flexibles will be repaid in full.

Recognition of Provisions for Contingencies

We, in the ordinary course of business, are subject to various claims, suits and complaints involving clients, subcontractors, employees, tax authorities, etc. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements, if information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 “Accounting for Contingencies”, as interpreted by FASB Interpretation No. 14 “Reasonable Estimation of the Amount of a Loss”, if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide for the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. If the provision proves not to be sufficient, our results may be adversely affected. The notable legal claims made against us are discussed in Note 27 to the Consolidated Financial Statements and are summarized in “—Legal, Regulatory and Insurance Matters.”

We also provide for warranty costs arising in relation to our long-term contracts if they qualify for recognition in accordance with SFAS No.5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable, an appropriate warranty provision is recorded. This judgment requires a high level of experience. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. There were no significant warranty provisions recorded as at November 30, 2005.

Income Taxes

We account for income taxes in accordance with SFAS No.109 “Accounting for Income Taxes.” This standard requires that deferred tax assets and liabilities be recognized, based on the differences between the financial reporting and tax basis of assets and liabilities and measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We determine deferred tax assets for each tax paying entity or group of entities that are consolidated for tax purposes. A valuation allowance is established to reduce the deferred tax asset to the amount that we believe, based upon all available evidence, is more likely than not to be realized. In determining the valuation allowance, the management considers forecasts of future taxable income, the future reversals of existing temporary taxable differences and whether future tax benefits carried forward in tax returns will ultimately be permitted as tax deductible by the relevant taxing authority. Ultimately we need to generate taxable income in the jurisdiction where we have deferred tax assets. As the estimates and judgments include some degree of uncertainty, changes in the assumptions could require management to adjust valuation allowances.

We operate in many countries and are therefore subject to the jurisdiction of numerous tax authorities, as well as cross-border tax treaties concluded between governments. Our operations in these countries are taxed on different bases: net profit, deemed profit (generally based on the turnover) and withholding taxes based on turnover. We determine our tax provision based on our interpretation of enacted tax laws and existing practices, and use assumptions regarding the tax deductibility of items and the recognition of revenue. Changes in these assumptions could have an impact on the amount of income taxes that we provide for in any given year.

In the normal course of our business our tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where we have operations. The enquiries may result in additional tax assessments, which we aim to resolve through an administrative process with tax authorities and failing that through a judicial process. Forecasting the ultimate outcome includes some uncertainty.

Management has established internal procedures to regularly review the status of disputed tax assessments and utilizes such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition we have, under the guidance in SFAS No.5 “Accounting for Contingencies” provided for taxes in situations where tax assessments have not been received, but where it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with our interpretation of the applicable taxation law and practice.

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

During fiscal year 2005, as a consequence of the termination of certain service agreements with our former parent company SNSA, we started contracting forward currency contracts through one of our own subsidiaries. Because of our legal structure, we have concluded that these transactions cannot be designated as accounting hedges in accordance with SFAS No. 133 and have accounted for the effect of mark-to-market valuations through our income statement rather than deferring them.

During August 2003, we closed out the majority of our foreign exchange positions to ensure that we had sufficient liquidity to fund our operations and to provide for a potentially protracted period of negotiation with certain major clients regarding settlement of claims and variation orders. We realized a $28.2 million gain when these positions were closed. This gain was deferred in “Other Comprehensive Income” in the Consolidated Statement of Shareholders’ Equity and has been fully released to the results of operations in line with the original underlying transactions for which the hedges were designated during fiscal years 2003 and 2004 (see Note 28 to the Consolidated Financial Statements). In order to mitigate currency exposures during the period between August 2003 and November 2004 when forward contracts were not available from commercial banks due to our financial position, a number of projects were negotiated to allow us to be paid in currencies matching the anticipated outflows on the contracts. Where appropriate, any embedded derivatives identified have been accounted for in compliance with SFAS No. 133.

Employee Stock Plans

We account for our stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). Accordingly, compensation cost of stock options is measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price and is charged to operations over the vesting period. For plans where the measurement date occurs after the grant date, referred to as variable plans, compensation cost is remeasured on the basis of the current market value of our stock at the end of each reporting period. We recognize compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable. As required by SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), we have included in Note 2 to the Consolidated Financial Statements the required pro forma disclosures as if the fair-value method of accounting had been applied.

As explained under “Selling, General, and Administrative (“SG&A”) Expenses” below, in 2004 we established a Key Staff Retention Plan (“KSRP”), now named the Senior Management Incentive Plan (“SMIP”), to secure the services of certain senior executives through to the first quarter of fiscal year 2007. This plan is a variable plan as defined in APB No.25, and provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Compensation Committee of our Board of Directors, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit, business growth and restructuring.

We have accrued for the proportion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan. Management’s judgment is required to determine these probabilities.

As noted in “Impact of recently issued but not yet adopted accounting standards—Stock based compensation” we have adopted SFAS No. 123 (revised 2004) “Share Based Payment” (“SFAS No. 123(R)”) which is a revision of SFAS No.123. We have adopted SFAS No. 123(R), with effect from December 1, 2005. This standard requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. We have elected to adopt SFAS No. 123(R), using the “Modified Prospective” method, so no restatement of prior period results is required. In addition, the “Graded Vesting” method has been selected in order to allocate the fair values between fiscal years in the manner, which most closely reflects the benefit to us and the observed behavior of the option holders.

The impact of this newly adopted standard will be twofold. Firstly, compensation expenses will increase by approximately $4.6 million per year as a consequence of the requirement to amortize the fair value of options granted to employees over the vesting period. Secondly, the expense attributable to the options granted under the SMIP will no longer be linked to the market price of our shares, and will cease to have a volatile effect on the annual earnings.

Factors Affecting Our Results of Operations

Business Environment

The market for our services depends upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies and we expect to see a continued expansion of demand in fiscal year 2006 for our services, with the market for offshore construction services growing steadily. This trend is evident in the higher number of invitations to tender received by us, as well as the increasing level of our order backlog.

Tendering Strategy

We revised our tendering procedures in the second half of fiscal year 2005 to ensure that, when preparing and submitting tenders, the costing for ships includes sufficient margin to cover the cost of financing the assets utilized. This means that the costing method used for charges to projects for the use of owned ships and barges reflects market rates for chartering those assets from third party ship owners. The revised rates were only applied to projects, which were of a similar nature, and which commenced late in fiscal year 2005, so there was no significant impact on the fiscal year 2005 results. The new tendering procedure has no effect on the external cost of financing our asset base.

Seasonality

Over the past three years, a significant portion of our revenue has been generated from work performed in the North Sea and North America. Adverse weather conditions during the winter months in these segments usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, around offshore West Africa, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. In fiscal year 2005, flooding and wind damage was caused to our onshore facilities in the vicinity of New Orleans, Louisiana, by Hurricanes Rita and Katrina, but we promptly rectified this and submitted claims for reimbursement from our insurers, which we expect to receive in the first half of the fiscal year 2006. Work in Trinidad and Tobago was delayed by heavier than expected Atlantic swells. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are only recognized in line with the percentage of completion.

Ship Utilization

Our results are materially affected by our ability to optimize the utilization of our ships in order to earn revenues. The following table sets forth the average ship utilization by year for our fleet of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and trunkline barges. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project-related work by 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

Utilization Rate (excluding discontinued operations) For the year ended November 30,	2005%	2004%	2003%
Deepwater and heavy construction ships	79	90	82
Light construction and survey ships	86	89	56
Trunkline barges	60	52	67

The utilization of deepwater and heavy construction ships decreased in fiscal year 2005. This reflected the idle periods of the Seaway Hawk and the Discovery, as well as the Acergy Condor and the Acergy Harrier, both of which had dry-dock inspections in fiscal year 2005. Utilization of light construction and survey ships has decreased slightly since fiscal year 2004 due to lower utilization of the Seaway Legend partially offset by the improved utilization of the Seaway Petrel.

Underutilization of trunkline barges can have a significant impact on our results, in view of the high fixed costs associated with the largest trunkline barge, the Acergy Piper. During fiscal year 2005, utilization increased as a consequence of the following:

•	The Acergy Piper commenced work on the Statoil Langeled contract in fiscal year 2005, and had 219 days of work in the year. However, it was not utilized in the first half of fiscal year 2004 and for the second half of fiscal year 2004, was dry-docked and being prepared for the Langeled project.

•	Increased utilization of our cargo barges, which support the heavy construction ships in West Africa can be attributed to the increase in activity in that area.

The utilization in fiscal year 2004 was affected by the reduced activity for the cargo barges in West Africa as a result of timing differences, where barges released from projects were not immediately required on subsequent projects. There was a progressive decline in utilization during the three years prior to fiscal year 2004, which we reflected in the impairment charges recorded in the fourth quarter of fiscal year 2003.

For fiscal year 2006, we expect an overall increase in the utilization of the fleet and in particular higher utilization of the deepwater and heavy construction ships. The Acergy Condor and the Acergy Harrier are both forecast to be fully utilized in fiscal year 2006 (both were dry-docked during the course of fiscal year 2005) and the Seaway Falcon is expected to have higher utilization as we benefit from the increase in activity expected for Acergy Northern Europe and Canada and Acergy Africa and Mediterranean. Lower utilization is expected in fiscal year 2006 for the Seaway Polaris due to its scheduled re-fit in the summer and the installation of a new J-Lay tower.

Ship Scheduling

Our performance can be adversely affected by conflicts in the scheduled utilization of our key ships and barges. These can be caused by delays in releasing ships from projects due to additional client requirements, overruns and breakdowns. Conflicts can also arise from commercial decisions concerning the utilization of assets after work has been tendered and contracted for. The requirement to substitute ships or barges can adversely affect the results of the projects concerned.

Maintenance and Reliability of Assets

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts, which are scheduled to utilize the same assets. We operate a scheduled maintenance program in order to keep all assets in good working order, but despite this breakdowns can occur. In August 2004, an equipment failure involving the stinger of the DLB801 resulted in significant increased costs and exposure to liquidated damages, which adversely affected the barge’s 18 month work program on Conventional projects offshore Trinidad and Tobago (“Trinidad Campaign”) and our operating results from discontinued operations for fiscal years 2004 and 2005. Another area of project performance that can affect results is slower than expected pipe-laying rates.

Revisions of Estimates on Major Projects

During the course of major projects, adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion, are often required as the work progresses under the contract, and as experience is gained, even though in certain cases the scope of work required under the contract may not change. Where a change of scope is required, variation orders are negotiated with the client. However, final agreement and settlement are often not achieved until late in the project. As discussed in Note 2 to the Consolidated Financial Statements “Accounting policies—Revenue recognition”, these revisions to estimates will not result in restating amounts in previous periods, as they are continuous and characteristic of the process.

We revise our estimates monthly on the basis of project status reports, which include an updated forecast of the cost to complete each project. Additional information that enhances and refines the estimation process is often obtained after the balance sheet date but before the issuance of the financial statements. Such information will be reflected in the financial statements, unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The impact of revisions of project estimates in fiscal years 2005, 2004 and 2003 before income taxes was as follows:

For the fiscal year ended November 30 (in millions)	2005	2004	2003
	$	$	$
Continuing Operations	60.3	43.8	(184.5)
Discontinued Operations	(15.4)	(27.7)	(2.5)

Total	44.9	16.1	(187.0)

The prior year comparative numbers have been adjusted to more accurately reflect the impact of revisions on the estimates in place at the beginning of the fiscal year.

There were improvements on a large number of projects, which were partially offset by adverse revisions to estimates in connection with other major projects. The most significant revisions were as follows:

Continuing Operations

•	$17.2 million of improvements were reported in fiscal year 2005 on the $190.0 million lump sum SURF project (the “Bonga project”) offshore Nigeria (Acergy Africa and Mediterranean) for Shell Nigeria (“SNEPCO”). The operational phase of this project was 100% complete as at November 30, 2004. The improvement was mainly due to favorable resolutions of issues and disputes in the second and fourth quarters of fiscal year 2005. We also recorded a $4.9 million positive revision to estimated costs on this project in fiscal year 2004, compared to an adverse impact of $67.8 million in fiscal year 2003;

•	$14.7 million of improvements were reported in fiscal year 2005 on the $30.0 million lump sum SURF project offshore United Kingdom (Acergy Northern Europe and Canada) for Mobil North Sea Ltd (the “Mobil Arthur project”). In the second and third quarters of fiscal year 2005, we recorded improvements related to settlement of variation orders and claims, as well as release of allowances and provisions for contingencies. This amount does not include further claims of $9.8 million, which are still under negotiation with the client. As at November 30, 2005, the project was 100% complete, and as at November 30, 2004, it was 94% complete;

•	$5.7 million of improvements were reported in fiscal year 2005 on the $10.0 million lump sum SURF project (the “Aasgard Q project”) offshore Norway (Acergy Northern Europe and Canada) for Statoil. In the second and fourth quarters of fiscal year 2005, we recorded improvements related to settlement of variation orders. As at November 30, 2005, the project was 100% complete, and as at November 30, 2004, it was 89% complete; and

•	$4.6 million of improvements were reported in fiscal year 2005 on the $55.0 million lump sum SURF project (the “Skirne Byggve project”) offshore Norway (Acergy Northern Europe and Canada) for Total. In the fourth quarter of fiscal year 2005, we recorded a favorable impact in respect of an insurance claim settlement related to an umbilical pipe leak. The insurance settlement was achieved well after we completed the project in fiscal year 2004. We also recorded a $11.6 million positive revision to estimated costs on this project in fiscal year 2004, compared to an adverse impact of $8.1 million in fiscal year 2003.

Discontinued Operations

•	$16.3 million of losses were recorded mainly in the third and fourth quarters of fiscal year 2005 on the $50.0 million lump sum Conventional project offshore Trinidad and Tobago (Acergy North America and Mexico) for National Gas Company (the “NGC-Bud” project) for our discontinued operations. The downgrade was caused by technical problems with DLB801 originating in fiscal year 2004 and delays in meeting scheduled commitments due to poor weather conditions. The delays resulted in cost overruns for subcontractors and additional ship and equipment costs; liquidated damages of $5.9 million were paid to the client. The project was 18% complete as at November 30, 2004 and 88% complete as at November 30, 2005.

To minimize the potential for future adverse revisions we utilize the estimating, tendering and contracting procedures which we established in fiscal year 2004 to reduce the amount of unanticipated costs and improve our ability to recover costs from our clients. Selectivity is exercised in choosing which tenders to respond to, and a thorough analysis is prepared of the commercial and operational risks as well as a detailed tender budget to facilitate the decision whether to tender. Careful consideration is given to vessel schedule conflicts and to the current backlog to ensure we have sufficient resources to perform our obligations.

When a target project is identified by our segmental marketing staff, the decision to prepare and submit a competitive bid is taken by our management in accordance with delegated authority limits. We prepare cost estimates on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our minimum commercial standards and market conditions.

As discussed in “—Factors Affecting Our Results of Operations—Tendering Strategy” above, the standard costs of ships in the costing manual were revised and increased in fiscal year 2005 to ensure that, when preparing tenders, the costing for ships includes sufficient margins to cover the cost of financing the assets utilized. Before the tender package is submitted to the client, we undertake a detailed review of the project. This review is performed by representatives of our segmental, legal and finance departments. Major project tenders are also subject to approval by our senior management, and very large tenders are subject to approval by the Chief Operating Officer and the Chief Executive Officer with a review by our Board of Directors. The information contained in the internal review packages is required to be uniform across Acergy and its subsidiaries to allow management to consistently weigh the risks and benefits of tenders for various projects. We have established a separate estimating department in Acergy Africa and Mediterranean to centralize the expertise in making reasonably dependable estimates of contract revenues and contract costs with respect to this complex operating environment.

Our policy is not to undertake variations to work scope without prior agreement of scope, schedule and price. A tender board appointed to supervise each tender can decide whether or not to deviate from this policy, but deviations without written scope instructions from the client are not common.

Businesses and Assets Held for Sale

As a part of our new strategic focus, in fiscal year 2003 we commenced a divestment program and identified a number of assets and businesses, which we no longer considered essential to be owned by us to execute, core operations. We had the following businesses and assets held for sale as at November 30, 2005:

•	Seaway Kestrel, a diving support and reel pipelay ship, in Acergy North America and Mexico, which forms part of the sale of assets to Cal Dive (see Note 4 to the Consolidated Financial Statements). The sale was completed on March 15, 2006 for proceeds of $39.9 million resulting in a gain of approximately $18 million.

•	DLB801, a derrick lay-barge, in Acergy North America and Mexico, which is also part of the sale to Cal Dive. The sale was completed on January 9, 2006.

•	A SC Riser, in Acergy Corporate, was expected to be sold in the first half of fiscal year 2006 for proceeds of $0.7 million following the receipt of an offer.

•	Two small barges in Acergy Asia and Middle East, which were identified as “Assets Held for Sale” because of their age and high maintenance and repair costs. One barge was sold on January 9, 2006 and the other one was sold on February 20, 2006 for aggregate cash proceeds of $0.2 million, resulting in a gain of $0.1 million.

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

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations could adversely affect our profitability. The majority of our net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries in Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies primarily are the Euro and U.S. dollar. In Acergy Northern Europe and Canada, the functional currencies are Norwegian kroner, Canadian dollar, U.S. dollar and the British pound sterling. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. We are also exposed to fluctuations in several other currencies resulting from operating expenditures and significant one-off non-project related transactions such as capital expenditures. With the exception of Acergy Africa and Mediterranean, and to a lesser extent Acergy Northern Europe and Canada, our operating expenses are generally denominated in the same currency as associated revenues, thereby mitigating the impact of exchange rate movements on operating income. Where revenues are in different currencies from the related expenditures, our policy is to use derivative instruments to hedge the significant net external foreign exchange exposure. See “—Critical Accounting Policies—Accounting for Derivatives” above.

In addition, even where revenues and expenses are matched, we must translate non-U.S. dollar denominated results of operations, assets and liabilities to U.S. dollars to prepare our Consolidated Financial Statements. To do so, balance sheet items are translated into U.S. dollars using the relevant exchange rate at the fiscal year-end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will affect our reported results of operations and the value of assets and liabilities in the Consolidated Balance Sheets even if our results of operations or the value of those assets and liabilities have not changed in their local functional currency. For example, an adverse variance arose in fiscal year 2005 due to the increase in the translated U.S. dollar value of the local costs of Acergy South America, attributable to the strengthening of the Brazilian currency in fiscal year 2005.

The main foreign exchange exposure hedged during 2005 was the level of Euro overhead costs in Acergy Africa and Mediterranean in excess of expected Euro revenues. These hedges were not designated as accounting hedges under SFAS No. 133, and the non-cash impact of their fair value treatment had the effect of reducing income by $19.8 million in fiscal year 2005.

Impairment Charges

We recognized aggregate impairment charges of $7.1 million in fiscal year 2005 in respect of our long-lived tangible assets. As discussed in “—Consolidated Results—Impairment of long-lived tangible assets” below, the charges in fiscal years 2004 and 2003 were $9.4 million and $164.2 million, respectively.

Results of Operations

Identification of Major Projects

Project Name	Description
Aasgard Q	A lump sum SURF project offshore Norway (Acergy Northern Europe and Canada) executed during 2004 and 2005 for Statoil.

Amenam II	A lump sum Conventional project offshore Nigeria (Acergy Africa and Mediterranean), to be executed during 2004 to 2006 for Total Nigeria/Elf Petroleum Nigeria Ltd.

Angostura	A lump sum Conventional project offshore Trinidad and Tobago (Acergy North America and Mexico), executed during 2003 to 2005 for BHP Billiton for our discontinued operations

APL Energy Bridge	A lump sum SURF project offshore the United States of America (Acergy North America and Mexico), executed during 2004 and 2005 for Advanced Product Loading Limited.

ATP Tors Development	A lump sum SURF project offshore United Kingdom (Acergy Northern Europe and Canada) executed during 2005 for ATP Oil and Gas Corporation.

Benguela Belize	A lump sum Conventional project offshore Angola (Acergy Africa and Mediterranean), executed during 2003 to 2005 for Chevron Texaco Overseas Petroleum

Bonga	A lump sum SURF project offshore Nigeria (Acergy Africa and Mediterranean), executed during 2001 to 2004 for SNEPCO.

Britannia Satellites	A lump sum SURF project offshore United Kingdom (Acergy Northern Europe and Canada), to be executed during 2005 and 2006 for ConocoPhillips (UK) Ltd (“ConocoPhillips”).

Burullus	A lump sum SURF project offshore Egypt (Acergy Africa and Mediterranean) executed during 2001 to 2003 for the Burullus Gas Company.

Casino	A lump sum SURF project offshore Australia (Acergy Asia and Middle East), to be executed during 2005 and 2006 for Santos Ltd.

Clair	A lump sum SURF project offshore United Kingdom (Acergy Northern Europe and Canada), executed during 2004 for BP Exploration Operating Company Limited.

Conoco CMS3	A lump sum SURF project offshore United Kingdom (Acergy Northern Europe and Canada), executed during 2001 to 2003 for ConocoPhillips.

Dolphin Deep	A lump sum Conventional project offshore Trinidad and Tobago (Acergy North America and Mexico), to be executed during 2004 to 2006 for BG International Limited for our discontinued operations.

Draugen	A day-rate IMR project offshore Norway (Acergy Northern Europe and Canada), executed during the period 1993 to 2004 for A/S Norske Shell.

Duke Hubline	A combined lump sum and day-rate Conventional project in the United States (Acergy North America and Mexico), executed during 2002 and 2003 for Algonquin Gas Transmission Company, a subsidiary of Duke Energy Field Services LLC.

Endeavour	A lump sum SURF project offshore United Kingdom (Acergy Northern Europe and Canada), executed during 2003 and 2004 for BP Exploration Operating Company Limited.

EPC2B	A lump sum Conventional project offshore Nigeria (Acergy Africa and Mediterranean), to be executed during 2005 and 2006 for ExxonMobil Nigeria (“EEPNL”).

Project Name	Description
Erha	A lump sum SURF project offshore Nigeria (Acergy Africa and Mediterranean), to be executed during 2002 to 2006 for EEPNL.

Forvie North	A lump sum SURF project offshore United Kingdom (Acergy Northern Europe and Canada) to be executed during 2005 and 2006 for Total.

Girassol	A lump sum SURF project offshore Angola (Acergy Africa and Mediterranean), executed during 1998 to 2003 for a consortium led by Total Angola. This project was performed as a joint venture with Saipem.

Greater Plutonio	A lump sum SURF project to be executed during 2004 to 2007 for BP. This project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development of Bloc 18 offshore Angola (Acergy Africa and Mediterranean).

J. Bellis Development	A lump sum SURF project offshore the United States of America (Acergy North America and Mexico), executed during 2005 for LLOG Exploration Offshore, Inc.

Langeled	A lump sum Trunkline project offshore Norway and United Kingdom (Acergy Northern Europe and Canada), to be executed during 2004 to 2006 for Statoil. This project involves the laying of more than 900 km of large diameter trunkline from the Ormen Lange field in the Norwegian sector of the North Sea to the east coast of southern United Kingdom.

Legacy Projects	The term “Legacy Projects” is used to identify a series of loss-making projects contracted for before the change of management in 2003. It refers to the Burullus, OGGS, Bonga, Sanha Bomboco, Yokri and Duke Hubline projects.

Maersk Valdemar	A lump sum SURF project offshore Denmark (Acergy Northern Europe and Canada), executed during 2004 and 2005 for Maersk Olie og Gas AS.

Mobil Arthur	A lump sum SURF project offshore United Kingdom (Acergy Northern Europe and Canada), executed during 2004 for Mobil North Sea Ltd.

Moho Bilondo	A lump sum SURF project offshore Congo (Acergy Africa and Mediterranean), to be executed during 2005 to 2008 for Total / Elf Petroleum Congo Ltd.

NCMA	A lump sum SURF project offshore Trinidad and Tobago (Acergy North America and Mexico), executed during 2005 and 2006 for British Gas.

NGC-Bud	A lump sum Conventional project offshore Trinidad and Tobago (Acergy North America and Mexico), to be executed during 2004 to 2006 for National Gas Company for our discontinued operations.

Norne Satellites	A lump sum SURF project offshore Norway (Acergy Northern Europe and Canada), executed during 2005 for Statoil.

OGGS	A lump sum Conventional offshore gas gathering system project offshore Nigeria (Acergy Africa and Mediterranean), executed during 2002 to 2004 for Shell Petroleum Development Company of Nigeria Limited (“SPDC”), acting on behalf of itself and partners, including the Nigerian National Oil Company.

Ormen Lange MEG Pipelines	A lump sum SURF project offshore Norway (Acergy Northern Europe and Canada), to be executed during 2004 to 2006 for Norsk Hydro Produksjon A.S.

Sakhalin	A lump sum SURF project offshore Russia (Acergy Asia and Middle East), executed during 2004 and 2005 for Nippon Steel Corporation.

Sanha Bomboco	A lump sum Conventional project offshore Angola (Acergy Africa and Mediterranean), executed during 2002 to 2004 for ChevronTexaco led by Cabinda Gulf Oil Company (CABGOC).

Skirne Byggve	A lump sum SURF project offshore Norway (Acergy Northern Europe and Canada), executed during 2002 and 2003 for TotalFinaElf.

Project Name	Description
Sonamet/Sonastolt Projects	Portfolio of shallow water and deepwater fabrication projects performed on the fabrication facility in Lobito, Angola on behalf of us and other external clients.

Trinidad Campaign	Lump sum Conventional projects offshore Trinidad and Tobago (Acergy North America and Mexico) to be executed during 2003 to 2006 mainly utilizing lay-barge DLB801. The Trinidad campaign included the Angostura, NGC-Bud and Dolphin Deep projects.

Tyrihans Development	A lump sum Trunkline project offshore Norway (Acergy Northern Europe and Canada) to be executed in 2007 for Statoil mainly utilizing lay-barge LB200.

Vigdis Extension	A lump sum SURF project offshore Norway (Acergy Northern Europe and Canada), executed during 2002 and 2003 for Statoil and Norsk Hydro.

Yokri	A lump sum Conventional project offshore Nigeria (Acergy Africa and Mediterranean), executed during 2001 to 2004 jointly with a local partner for SPDC, acting on behalf of itself and partners, including the Nigerian National Oil Company.

Our Business Segment Results

The following tables show annual net operating revenue, operating expenses and net income (loss) before tax (after minority interests) for each of our business segments for the past three fiscal years.

For the fiscal year ended November 30 (in millions)	2005 $	%	2004 $	%	2003 $	%
Net Operating Revenue Net operating revenue from continuing operations
Africa & Mediterranean	714.1	48.1	536.0	48.7	673.8	51.9
Northern Europe & Canada	579.0	39.0	341.7	31.1	387.6	29.8
North America & Mexico	49.1	3.3	28.3	2.6	17.7	1.4
South America	50.2	3.4	55.0	5.0	56.0	4.3
Asia & Middle East	80.7	5.4	31.9	2.9	26.8	2.1
Corporate	10.2	0.8	106.7	9.7	137.5	10.5

Total from continuing operations	1,483.3	100.0	1,099.6	100.0	1,299.4	100.0

Net operating revenue from discontinued operations North America & Mexico	222.6	—	142.3	—	182.9	—

For the fiscal year ended November 30 (in millions)	2005 $	%	2004(a) $	%	2003(a) $	%
Operating expenses Operating expenses from continuing operations
Africa & Mediterranean	592.9	47.6	461.6	48.3	819.6	59.3
Northern Europe & Canada	486.7	39.1	276.0	28.9	331.1	24.0
North America & Mexico	48.5	3.9	34.5	3.6	17.3	1.3
South America	44.0	3.5	39.2	4.1	32.9	2.4
Asia & Middle East	71.2	5.7	25.3	2.6	26.0	1.9
Corporate	1.5	0.2	118.2	12.5	154.6	11.1

Total from continuing operations	1,244.8	100.0	954.8	100.0	1,381.5	100.0

Operating expenses from discontinued operations North America & Mexico	205.8	—	174.2	—	185.0	—

(a)	Operating expenses for fiscal years 2004 and 2003 have been re-classified to exclude SG&A costs allocated from Acergy Corporate which are now classified below the gross margin line.

For the fiscal year ended November 30 (in millions)	2005 $	2004 $	2003 $
Income (loss) before income taxes Income (loss) before income taxes from continuing operations
Africa & Mediterranean	49.4	27.0	(285.2)
Northern Europe & Canada	67.0	46.1	23.1
North America & Mexico	(1.8)	(4.5)	(0.6)
South America	(1.9)	11.3	18.2
Asia & Middle East	2.3	2.5	(6.5)
Corporate	4.3	(28.3)	(142.8)

Total from continuing operations	119.3	54.1	(393.8)

Income (loss) before income taxes from discontinued operations North America & Mexico	33.1	(39.8)	(24.9)

Acergy Africa and Mediterranean

Net Operating Revenue from continuing operations

Acergy Africa and Mediterranean’s net operating revenue from continuing operations increased in fiscal year 2005 by $178.1 million to $714.1 million, reflecting the steady strengthening of demand for Conventional and SURF service capabilities. In fiscal year 2003, we decided to limit this segment’s workload. However, we have now lifted this restriction in light of the segment’s demonstrated capacity to manage successfully larger projects. This determination has resulted in the increased net operating revenue from continuing operations in fiscal year 2005. Conventional projects such as Amenam II, Benguela Belize and EPC2B accounted for $264.0 million of net operating revenue. In addition Sonamet/Sonastolt projects represented $67.9 million of the net operating revenue, reflecting the first full year of consolidation. Two SURF projects, Greater Plutonio and Erha, generated more than $293 million of the segment’s net operating revenue.

Net operating revenue from continuing operations in fiscal year 2004 decreased by $137.8 million to $536.0 million from $673.8 million in fiscal year 2003. The reduction was mainly due to completion of the OGGS and Girassol, which were not replaced by contracts of similar size. This was partly due to a decision taken in fiscal year 2003 to reduce the segment’s workload to a level more aligned to its capacity in terms of assets and other resources. The main projects included Bonga, Sanha Bomboco, Benguela Belize, Erha and Amenam II, generating 73% of the net operating revenue for fiscal year 2004. From May 31, 2004, the Sonamet and Sonastolt joint ventures were consolidated and accounted for $33.6 million, 10.6% of the segment’s net operating revenue for the second half of the fiscal year. The offshore phases of Bonga and Yokri completed in the last quarter of fiscal year 2004, and significant additional revenue was recognized upon the settlement of variation orders and claims on these contracts.

Net operating revenue from continuing operations in fiscal year 2006 is expected to increase by 40-60% over fiscal year 2005 because of our continued intensive activities on the Greater Plutonio, EPC2B, Erha and Moho Bilondo projects.

Operating Expenses from continuing operations

Acergy Africa and Mediterranean’s operating expenses from continuing operations in fiscal year 2005 were $592.9 million, an increase of $131.3 million compared to $461.6 million in fiscal year 2004. The increase was in line with the increased net operating revenue from continuing operations, and related to expenses incurred on the large projects mentioned in the above discussion of fiscal year 2005, all of which reported positive margins.

Operating expenses from continuing operations in fiscal year 2004 were $461.6 million, down by $358.0 million compared to $819.6 million in fiscal year 2003. The reduction relates to completion of Legacy Projects and lower activity levels in the segment in fiscal year 2004.

We expect operating expenses from continuing operations for fiscal year 2006 to increase substantially, reflecting the growth in project revenues.

Income (loss) before income taxes from continuing operations

In fiscal year 2005, Acergy Africa and Mediterranean reported income before income taxes from continuing operations of $49.4 million as compared to $27.0 million in fiscal year 2004. This improvement was mainly due to the profitable performance of a growing volume of projects.

Income before income taxes from continuing operations for fiscal year 2004 was $27.0 million as compared to a net loss before income taxes of $285.2 million in fiscal year 2003. This improvement was mainly due to favorable settlements achieved in the fourth quarter of fiscal year 2004 on the Legacy Projects Bonga and Yokri.

We believe that the segment’s prospects for fiscal year 2006 from continuing operations will be more favorable than fiscal year 2005, reflecting the high quality backlog for execution during fiscal year 2006, particularly in the SURF area of our activities.

Acergy Northern Europe and Canada

Net Operating Revenue from continuing operations

Acergy Northern Europe and Canada’s net operating revenue from continuing operations increased by $237.3 million to $579.0 million in fiscal year 2005 from $341.7 million in fiscal year 2004. In fiscal year 2005 the commencement of the Conventional Langeled Trunkline project was the major driver of increased revenue. SURF activities contributed $324.4 million in fiscal year 2005, compared to $219.0 million in fiscal year 2004. This improvement in revenue from SURF projects reflected the contributions made by several projects, including Forvie North, Norne Satellites, Britannia Satellites and ATP Tors Development. IMR activities for Norsk Hydro and BP contributed $50.1 million of revenue, and Survey activities performed for Statoil accounted for $23.9 million of revenue.

Net operating revenue from continuing operations decreased by $45.9 million to $341.7 million in fiscal year 2004 from $387.6 million in fiscal year 2003. The reduction was mainly in SURF activity in the Norwegian sector of the North Sea, following completion of the Vigdis Extension and Skirne Byggve projects in fiscal year 2003, which were not replaced by contracts of the same magnitude. SURF activity in the U.K. sector increased mainly due to the Mobil Arthur, Clair and Endeavour projects for BP. IMR-related revenue in the Norwegian sector was higher in fiscal year 2004 than 2003 due to increased activity on the Shell Draugen project.

We expect the segment’s net operating revenue from continuing operations in fiscal year 2006 to be 15-25% higher than fiscal year 2005, reflecting the continuing high levels of activity within the Langeled, Britannia Satellites, Maersk Valdemar and Ormen Lange MEG Pipelines projects, and the $300 million growth in the segment backlog in the fourth quarter of fiscal year 2005. A further new contract win for $90 million was announced on January 26, 2006 for the Tyrihans Trunkline project to be executed in fiscal year 2007.

Operating Expenses from continuing operations

Acergy Northern Europe and Canada’s operating expenses from continuing operations in fiscal year 2005 increased by $210.7 million to $486.7 million compared to $276.0 million in fiscal year 2004, reflecting the high level of project activity resulting from the growth in demand for field development services. Some delays and cost overruns occurred in the early stages of the Langeled project and we recorded provisions in respect of cost increases on the Maersk Valdemar, Britannia Satellites and Forvie North projects.

Operating expenses from continuing operations in fiscal year 2004 decreased by $55.1 million to $276.0 million compared to $331.1 million in fiscal year 2003, reflecting the reduced level of activity in the segment.

We expect the level of operating expenses from continuing operations for fiscal year 2006 in the segment to increase due to our decision to increase the amounts charged to projects for ships , as discussed in “—Factors Affecting Our Results of Operations—Tendering Strategy” above.

Income before income taxes from continuing operations

In fiscal year 2005, Acergy Northern Europe and Canada reported income before income taxes from continuing operations of $67.0 million as compared to $46.1 million in fiscal year 2004. The increase was mainly due to overall successful execution of the Maersk Valdemar, Brittania Satellites and Forvie North projects together with settlement of variation orders on the Mobil Arthur project and insurance claims for which the costs were recorded in prior periods.

The segment reported income before income taxes from continuing operations of $46.1 million in fiscal year 2004 as compared to $23.1 million in fiscal year 2003. This increase was mainly due to: better than expected ship utilization on the Draugen project; the release of costs accrued in fiscal year 2003 for rectifying technical problems on the Skirne Byggve project due to lower than expected expenses; settlement of claims from fiscal year 2002 on the Conoco CMS3 project; and high levels of activity on a new joint venture with Subsea 7 (“EPIC” JV). On the Mobil Arthur project, problems were experienced during trenching due to difficult seabed soil conditions, weather and umbilical damage, which resulted in losses of $10.0 million.

We anticipate moderate growth in income before income taxes from continuing operations for fiscal year 2006 reflecting the high level of backlog, good ship utilization levels and favorable market conditions. We expect the recently announced 10% increase in petroleum taxation in the UK sector of the North Sea will have no material impact on the demand for our services.

Acergy North America and Mexico—Continuing operations

We have made a strategic decision to reorient Acergy North America and Mexico toward deepwater SURF work. We have sold our Conventional and shallow water IMR assets to Cal Dive. For this discussion, the continuing operations of Acergy North America and Mexico refers to the deepwater SURF assets and discontinued operations relates to work performed by the Conventional and shallow water IMR assets that have now been sold to Cal Dive.

Net Operating Revenue from continuing operations

Acergy North America and Mexico’s net operating revenue from continuing operations in fiscal year 2005 increased by $20.8 million to $49.1 million compared to $28.3 million in fiscal year 2004. The increase was due to two projects performed by the Seaway Eagle and the Seaway Falcon (J. Bellis development, and a buoy installation for Advanced Product Loading Limited, both in the Gulf of Mexico offshore the United States of America) as part of their winter campaign of SURF work in the first quarter of fiscal year 2005.

Net operating revenue from continuing operations in fiscal year 2004 increased by $10.6 million to $28.3 million compared to $17.7 million in fiscal year 2003. The increase was primarily the result of Seaway Kestrel work performed on the east coast of the United States and the beginning of the Seaway Eagle and the Seaway Falcon winter SURF campaigns. The level of SURF activity was higher than the previous year due to the Seaway Kestrel being permanently transferred to the segment to work on both SURF and IMR projects.

We expect a reduced level of net operating revenue from continuing operations in fiscal year 2006, based on ship availability and the segment’s transformation towards being a high-end SURF provider.

Operating Expenses from continuing operations

Acergy North America and Mexico’s operating expenses from continuing operations in fiscal year 2005 were $48.5 million, a $14.0 million increase compared to $34.5 million in fiscal year 2004. This was due to increased SURF activity by the Seaway Eagle and the Seaway Falcon, as described above.

Operating expenses from continuing operations in fiscal year 2004 were $34.5 million, an increase of $17.2 million compared to $17.3 million in fiscal year 2003. This was primarily due to the transfer to the segment in fiscal year 2004 of the Seaway Kestrel.

Loss before income taxes from continuing operations

Acergy North America and Mexico’s loss before income taxes from continuing operations was $1.8 million in fiscal year 2005, compared to losses before income taxes of $4.5 million and $0.6 million in fiscal years 2004 and 2003, respectively. These losses reflect the historically low prices obtained for SURF activity in this segment whose principal focus has been IMR and Conventional activities.

We expect the segment’s results for fiscal year 2006 from continuing operations to break even. Engineering personnel and project support personnel employed in this segment will be assigned to support other segments’ projects as this segment transforms into a high-end SURF business.

Acergy North America and Mexico—Discontinued Operations

Net Operating Revenue from discontinued operations

Acergy North America and Mexico’s net operating revenue from discontinued operations in fiscal year 2005 increased by $80.3 million to $222.6 million compared to $142.3 million in fiscal year 2004, when no major Conventional projects were undertaken in this segment. The increase was due principally to the major Conventional projects executed in Trinidad and Tobago by the derrick lay-barge DLB801 and the reel pipelay ship Seaway Kestrel. Strong growth in IMR activities in the second half of fiscal year 2005 was recorded as a result of repair work for clients following Hurricanes Katrina and Rita.

Net operating revenue from discontinued operations in fiscal year 2004 decreased by $40.6 million to $142.3 million compared to $182.9 million in fiscal year 2003. The major portion of the reduction was due to Conventional projects, not being replaced by new projects of similar magnitude following the completion of the Duke Hubline project in fiscal year 2003. The revenue in fiscal year 2004 from the Angostura project in Trinidad and Tobago was lower than originally expected due to delays caused by mechanical problems with the DLB801. IMR activity levels in fiscal year 2004 were at the same levels as in fiscal year 2003 due to repair work throughout the fourth quarter in fiscal year 2004 as a result of damage to offshore installations from Hurricane Ivan in the Gulf of Mexico.

We expect limited IMR activities to take place in the segment in fiscal year 2006 using resources from other segments. However we do not expect revenues from these activities to be significant.

Operating Expenses from discontinued operations

Acergy North America and Mexico’s operating expenses from discontinued operations in fiscal year 2005 were $205.8 million, a $31.6 million increase compared to $174.2 million in fiscal year 2004. This was partly due to the DLB801 and the Seaway Kestrel continuing their work on the Conventional projects begun in fiscal year 2004 in Trinidad and Tobago as well as an increase in IMR activities due to repair work as a result of damage to offshore installations by Hurricanes Katrina and Rita. The increase in operating expenses was also due to cost overruns and liquidated damages on Conventional projects caused by technical problems with the DLB801 originating in fiscal year 2004 and delays in scheduled commitments caused by poor weather conditions.

Operating expenses from discontinued operations in fiscal year 2004 were $174.2 million, a decrease of $10.8 million compared to $185.0 million in fiscal year 2003. The decrease was mainly due to the reduction of Conventional project work, but the costs for fiscal year 2004 reflected a mechanical problem with the DLB801 on the Angostura project. The resulting delays in the project resulted in an amount of $5.1 million being recorded for liquidated damages. It also meant that work was performed under more difficult weather conditions in Trinidad, which resulted in additional costs being incurred.

Income (loss) before income taxes from discontinued operations

Acergy North America and Mexico’s income before income taxes from discontinued operations was $33.1 million in fiscal year 2005, compared to a loss before income taxes of $39.8 million in fiscal year 2004. The improvement was partly due to the gain of $27.1 million from the disposal of the segment’s shallow water operations to Cal Dive, together with the good margins generated by repair work in the wake of Hurricanes Katrina and Rita in the third and fourth quarters of fiscal year 2005.

Loss before income taxes from discontinued operations was $39.8 million in fiscal year 2004, compared to a loss of $24.9 million in fiscal year 2003. The majority of this fiscal year 2004 loss was incurred in the Conventional business segment and was attributable to the problems on the Angostura and NGC-Bud projects in Trinidad and Tobago caused by equipment failure on the DLB801 derrick lay-barge. In addition, a significant underutilization of some of the major segmental assets was caused by a delay on the Angostura project.

We expect the segment’s results from discontinued operations for fiscal year 2006 to show a substantial income in the first half of the year, reflecting the revenue related to the completion of the DLB801 and the Seaway Kestrel Conventional projects on the Trinidad Campaign in the first two quarters of fiscal year 2006, and the combined gain on disposal of the DLB801 and Seaway Kestrel of $35.2 million.

Acergy South America

Net Operating Revenue from continuing operations

Acergy South America’s net operating revenue from continuing operations decreased in fiscal year 2005 by $4.8 million to $50.2 million compared to $55.0 million in fiscal year 2004. This decrease was mainly related to the scheduled dry-docking of both the flowline ship Acergy Condor and the construction support ship Acergy Harrier for inspection of the underwater parts of the ships.

Net operating revenue from continuing operations decreased marginally in fiscal year 2004 by $1.0 million to $55.0 million compared to $56.0 million in fiscal year 2003. This decrease was mainly related to the sale of the ROV drill support business in February 2004, which reduced the revenue-generating asset base. Ship utilization on the long-term charter contracts for the Acergy Condor and Acergy Harrier operating in the segment was high during fiscal year 2004.

We expect net operating revenue from continuing operations for fiscal year 2006 to benefit from the return to full service of both the Acergy Condor and Acergy Harrier, which were both in dry-dock for part of fiscal year 2005. Additional tenders for other projects are also in progress. We entered into a letter of intent for a project worth $145 million in the first quarter of fiscal year 2006 as a first step towards the expansion of this segment’s SURF work. Part of this work is scheduled for execution in fiscal year 2006 with the remainder for fiscal year 2007.

Operating Expenses from continuing operations

Acergy South America’s operating expenses from continuing operations in fiscal year 2005 were $44.0 million, an increase of $4.8 million as compared to $39.2 million in fiscal year 2004. This increase was mainly related to unscheduled repairs following a fire on the Acergy Condor and engine damage on the Acergy Harrier during the second half of fiscal year 2005 and the increase of local costs due to the Brazilian currency’s appreciation against the U.S. dollar.

Operating expenses from continuing operations in fiscal year 2004 were $39.2 million, an increase of $6.3 million as compared to $32.9 million in fiscal year 2003. This increase was mainly related to thruster issues experienced on both the Acergy Condor and Acergy Harrier in the fourth quarter of fiscal year 2004, provisions of $2.3 million in respect of claims from former employees of our former Argentine operations which were closed down in fiscal year 2000 and social security payments.

In fiscal year 2006, we expect operating expenses from continuing operations to increase substantially, but to a lesser extent than revenue given the higher fiscal year 2005 operating expenses attributable to the unexpected repair costs referred to above.

Income (loss) before income taxes from continuing operations

Loss before income taxes from continuing operations for Acergy South America was $1.9 million in fiscal year 2005, a deterioration of $13.2 million from fiscal year 2004. This deterioration was due to the dry-dockings of the Acergy Condor and Acergy Harrier on long-term ship contracts, unexpected repair costs and an increase of local costs as discussed above.

Income before income taxes from continuing operations was $11.3 million in fiscal year 2004, a decrease of $6.9 million from fiscal year 2003. This decrease was principally attributable to the $6.3 million increase in operating expenses, due to the thruster repairs and payroll related expenses referred to above.

We anticipate that fiscal year 2006 income before income taxes from continuing operations will be better than fiscal year 2005 and will return to a level approaching that reported for fiscal year 2004. The ship contract for the CS Pertinacia with Petrobras is expected to commence in fiscal year 2007 when the conversion work is completed.

Acergy Asia and Middle East

Net Operating Revenue from continuing operations

Acergy Asia and Middle East’s net operating revenue from continuing operations increased dramatically in fiscal year 2005 by $48.8 million to $80.7 million due to two major SURF projects, Casino and Sakhalin. Together these accounted for $52.1 million of the segment’s net operating revenue, and they were the first SURF projects to be executed by the segment.

Net operating revenue from continuing operations increased in fiscal year 2004 by $5.1 million to $31.9 million from $26.8 million in fiscal year 2003, due to increased levels of business. The majority of the revenue in fiscal year 2004 continued to be derived from shallow water IMR, Conventional and Survey projects in Indonesia, where the activity levels were still lower than expected.

We expect net operating revenue from continuing operations in fiscal year 2006 to increase by more than half due to the execution of the segment’s substantial in-hand backlog, mainly for SURF projects in Vietnam, Australia and Russia. Although we expect revenues to increase significantly, the growth of this segment will be constrained by the available ship capacity until the deepwater construction ship, the Sapura 3000, is completed in fiscal year 2007.

Operating Expenses from continuing operations

Acergy Asia and Middle East’s operating expenses from continuing operations in fiscal year 2005 were $71.2 million, an increase of $45.9 million compared to $25.3 million in fiscal year 2004. This increase was in line with the increase in project activity.

Operating expenses from continuing operations in fiscal year 2004 were $25.3 million, marginally reduced by $0.7 million compared to $26.0 million in fiscal year 2003.

In fiscal year 2006, operating expenses from continuing operations are expected to increase substantially, because the management and engineering team in Singapore is being significantly strengthened to manage tendering and future SURF work for the Sapura 3000 deepwater construction ship, which is expected to join our fleet in fiscal year 2007.

Income (loss) before income taxes from continuing operations

Acergy Asia and Middle East’s income before income taxes from continuing operations for fiscal year 2005 was $2.3 million, a marginal decrease compared to $2.5 million in the previous year. The decrease was attributable to the increase in fixed costs due to the recruitment of additional staff to handle the segment’s expected future growth.

Income before income taxes from continuing operations for fiscal year 2004 of $2.5 million, compared to a loss before income taxes from continuing operations of $6.5 million in the previous year. This improvement was mainly attributable to a higher volume of overall activity in Indonesia.

We expect a small loss before income taxes from continuing operations in fiscal year 2006 due to constraints on available ship capacity and the continuing further investment required in staffing levels to support the segment’s anticipated future growth. The segment is expected to be profitable from fiscal year 2007 onwards.

Acergy Corporate

Net Operating Revenue from continuing operations

Acergy Corporate’s net operating revenue from continuing operations was significantly reduced in fiscal year 2005 to $10.2 million from $106.7 million in fiscal year 2004. This decrease reflected the disposal of the Paragon Companies and Serimer DASA in fiscal year 2004 and the early part of fiscal year 2005. There were no active businesses in Acergy Corporate from the second quarter of fiscal year 2005.

Net operating revenue from continuing operations in fiscal year 2004 was $106.7 million compared to $137.5 million in fiscal year 2003, a reduction of $30.8 million due to the sale of Serimer DASA in the second quarter of fiscal year 2004 and Paragon Litwin in the third quarter of fiscal year 2004.

Based on our current structure, no external revenue is expected to be generated by this segment in fiscal year 2006.

Operating Expenses from continuing operations

Since the sale of Paragon Engineering Services, Inc., in January 2005, the only remaining operating expenses incurred by Acergy Corporate from continuing operations have been asset-related and other project support costs, which were fully allocated to particular projects. Therefore in fiscal year 2005 the segment’s operating expenses from continuing operations were reduced to $1.5 million from $118.2 million in fiscal year 2004.

Acergy Corporate’s operating expenses from continuing operations in fiscal year 2004 of $118.2 million decreased by $36.4 million compared to $154.6 million reported in fiscal year 2003. The decrease reflected the sale of Serimer DASA in the second quarter and Paragon Litwin in the third quarter of fiscal year 2004.

In fiscal year 2006, Acergy Corporate is expected to fully allocate all its operating expenses to projects.

Income (loss) before income taxes from continuing operations

Acergy Corporate’s reported income before income taxes from continuing operations for fiscal year 2005 of $4.3 million compared to a loss before income taxes from continuing operations of $28.3 million in fiscal year 2004. The improvement was due to the better profitability reported by our unconsolidated joint ventures, particularly SHL, as well as the reduction in losses by NKT Flexibles. Gains on the disposal of long-lived tangible assets and subsidiaries, including Paragon Engineering Services, Inc., totaled $3.8 million. The elimination of prior year losses on the Paragon Companies and Serimer DASA and the non-recurrence of the one-off charges mentioned below also contributed to the improvement. This was offset by a substantial increase in the expense charged in respect of the SMIP from $4.0 million in fiscal year 2004 to $11.1 million in fiscal year 2005, following the increase in the share price on which the charge is based.

Loss before income taxes from continuing operations for fiscal year 2004 was $28.3 million, compared to a loss of $142.8 million in fiscal year 2003. The main reasons for the loss in fiscal year 2004 were asset write-offs of $4.2 million related to trenching ploughs, asset underutilization mainly related to the Acergy Piper which was not utilized in fiscal year 2004, external consultancy fees of $19.0 million in relation to our financial restructuring (excluding capitalized debt issuance costs relating to the $350 million multi-currency revolving credit and guarantee facility that we entered into on November 8, 2004) and a $4.0 million provision relating to the SMIP.

We expect that the segment’s income before income taxes will be at break-even level in fiscal year 2006.

Consolidated Results

Net Operating Revenue from continuing operations

Net operating revenue from continuing operations increased to $1,483.3 million in fiscal year 2005 from $1,099.6 million in fiscal year 2004, primarily due to the strong performance of Acergy Africa and Mediterranean and Acergy Northern Europe and Canada, where project execution and delivery were consistently better than historical levels. Additionally, net operating revenues from continuing operations benefited from the first full year of consolidation of Sonamet and Sonastolt joint venture. These increases were partially offset by the slight decrease in Acergy South America and the decrease in Acergy Corporate reflecting the disposal of the Paragon Companies and Serimer DASA.

Net operating revenue from continuing operations in fiscal year 2004 decreased to $1,099.6 million from $1,299.4 million in fiscal year 2003, as we executed the reduced backlog brought forward from the previous year, and disposed of Serimer DASA and Paragon Litwin. The reduced backlog was partly due to a strategic decision in fiscal year 2003 to reduce the workload in Acergy Africa and Mediterranean.

Net operating revenue from continuing operations in fiscal year 2006 is expected to be higher than in fiscal year 2005. This reflects primarily our high level of backlog, of which $1.4 billion is for execution in fiscal year 2006.

Operating Expenses from continuing operations

Operating expenses from continuing operations increased to $1,244.8 million in fiscal year 2005 from $954.8 million in fiscal year 2004. The increase was driven mainly by increased project activity, especially in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. It also reflects increased investment in staffing in Acergy Asia and Middle East in furtherance of our strategic decision to increase SURF work in this segment.

Operating expenses from continuing operations in fiscal year 2004 decreased to $954.8 million from $1,381.5 million in fiscal year 2003 due to the lower level of backlog brought forward from the previous year, and to the disposal of Serimer DASA. Additionally, the level of expenses from continuing operations in fiscal year 2003 was elevated due to costs incurred in connection with Legacy Projects.

Operating expenses from continuing operations in fiscal year 2006 are expected to increase generally in line with revenues.

Depreciation and Amortization

Depreciation and amortization from continuing operations in fiscal year 2005 amounted to $56.9 million compared to $60.6 million and $92.8 million in fiscal years 2004 and 2003, respectively. The main reason for the reduction in fiscal year 2005 was the disposal or classification as “Assets held for sale” of a number of our assets, principally the Seaway Kestrel, the trenching assets, and the portable marine assets scrapped in the fourth quarter of fiscal year 2004. In fiscal year 2004, the reduction was due to numerous disposals of long-lived tangible assets and the impairment charges recorded in the fourth quarter of fiscal year 2003 and during fiscal year 2004.

Share in Net Income of Non-consolidated Joint Ventures

Our share in net income of non-consolidated joint ventures from continuing operations in fiscal years 2005, 2004 and 2003 was as follows:

For the fiscal year ended November 30 (in millions)	2005 $	2004 $	2003 $
NKT Flexibles	0.1	(5.0)	(10.0)
Mar Profundo Girassol (“MPG”)	5.2	(3.1)	(0.8)
Sonamet/Sonastolt	—	7.0 (a)	4.9
Seaway Heavy Lifting Limited	8.5	5.9	3.2
Acergy/Subsea 7	7.3	3.5	4.0
Kingfisher D.A.	3.9	0.6	(0.9)
Dalia FPSO	1.8	(1.7)	—
EPIC	0.1	7.8	—

Total	26.9	15.0	0.4

(a)	Excludes Sonamet and Sonastolt data for the fiscal year ended November 30, 2005 and the last six months for fiscal year ended November 30, 2004.

The increase in fiscal year 2005 to $26.9 million compared to $15.0 million in fiscal year 2004 was partly attributable to MPG, the joint venture where our share of income improved by $8.3 million following the joint venture’s completion of its scope of work building and installing the FPSO in the Girassol field. NKT Flexibles’ improvement of $5.1 million reflected the increase in demand for flexible products and improvement in plant utilization. The joint ventures Seaway Heavy Lifting, Acergy/Subsea 7 and the Dalia FPSO JV continued to deliver improved results as these specialist businesses benefited partly from the global increase in demand for field development services provided by offshore contractors and partly from increased or improved activity in the existing contracts. The increase in income from the Kingfisher D.A joint venture was due to the gain on disposal of the Kingfisher, the only ship operated by that joint venture, and the joint venture is expected to be liquidated in the first half of fiscal year 2006. The EPIC joint venture ceased operations in the first half of fiscal year 2005. The Sonamet and Sonastolt joint ventures have been excluded from the results for fiscal year 2005 because they have been accounted for as consolidated subsidiaries of us since May 31, 2004. Until that date, they were accounted for using the equity method because our ability to control the operation of the investees was restricted by the significant participating interest held by another party but which restriction does not justify equity accounting under FIN 46R.

The increase in fiscal year 2004 to $15.0 million from $0.4 million in fiscal year 2003 was largely due to the successful first year of operation of the EPIC joint venture with Subsea 7 on the Ekofisk field, which contributed $7.8 million. There was also an improved contribution of $5.9 million from SHL, where the heavy lift barge Stanislav Yudin had an extended period of high utilization in the Arabian Gulf. The Acergy/Subsea 7 joint venture, whose contract covers SURF work on various fields in the Norwegian sector of the North Sea, continued to deliver a high level of performance in fiscal year 2004, although reduced by 12.5% compared to 2003. In addition, the results for fiscal year 2003 were adversely impacted by our share of losses of $10.0 million from the investment in NKT Flexibles, with such losses falling to $5.0 million in fiscal year 2004.

The increases in fiscal year 2004 were offset by the exclusion of the results of Sonamet and Sonastolt in the third and fourth quarters of fiscal year 2004, as described above. There were continuing losses on the MPG joint venture resulting from a warranty claim from its client, and the Dalia FPSO joint venture reported continued losses in the FPSO topsides construction contract.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses from continuing operations in fiscal year 2005 were $119.9 million, compared to $111.0 million and $93.1 million in fiscal years 2004 and 2003, respectively. The increase in fiscal year 2005 was mainly attributable to an additional $7.1 million incurred in respect of the SMIP and $6.1 million of additional compensation bonuses paid due to the increase in our profitability.

The increase in fiscal year 2004 over fiscal year 2003 was mainly due to external advisers’ fees of $19.0 million incurred in connection with the completion of the financial restructuring program as well as $4.0 million relating to the SMIP.

As a condition of the new $350 million revolving credit and guarantee facility agreement finalized in fiscal year 2004, the banks required us to put in place the SMIP in order to secure the services of certain senior executives through to the first quarter of fiscal year 2007. The SMIP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. We have accrued in 2004 and 2005 for the proportion of compensation expense relating to the service period completed to date, taking into account the probability of the performance conditions being met over the period of the plan. The total cost of the SMIP recorded in fiscal years 2004 and 2005 was $4.0 million and $11.1 million, respectively.

Impairment of long-lived tangible assets

In accordance with SFAS No. 144, long-lived assets identified as held for use are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We measure assets held for sale at the lower of cost and fair value less costs to sell.

In fiscal year 2005, we recorded impairment charges from continuing operations totaling $7.1 million in respect of our long-lived tangible assets. The most significant charge related to our fabrication yard in Warri, Nigeria, which was identified as underutilized during the preparation of fiscal year 2006 operating budget in October 2005. An impairment charge of $5.4 million was recorded in the fourth quarter of fiscal year 2005 to reduce the net book value of this asset to $nil.

In fiscal year 2004, we recognized aggregate impairment charges from continuing operations of $9.4 million. As discussed in Note 11 to the Consolidated Financial Statements, this was made up of: Ships and Other Offshore Equipment offered for sale of $4.2 million and Underutilized Mobile Equipment of $5.2 million.

Impairment of Goodwill and Other Intangible Assets

We did not record any charges for impairment of goodwill or other intangible assets in fiscal year 2005 or 2004. Goodwill as at November 30, 2004 amounted to $5.3 million in respect of the acquisition of Paragon Engineering Services, Inc., in fiscal year 2001. The subsidiary was sold for a gain of $2.1 million on January 19, 2005.

Restructuring Credits (Charges)

We recorded no restructuring charges from continuing operations in fiscal year 2005. The provision at the start of the year of $5.3 million principally related to future rental costs for the vacant office space in Acergy Africa and Mediterranean’s office in Nanterre. As discussed in Note 20 to the Consolidated Financial Statements, we released $1.9 million of this provision to the Consolidated Statements of Operations—“Restructuring credits (charges)”, as we had reached an agreement as at November 30, 2005 to terminate the remaining lease agreement and vacate the offices by December 31, 2005. The head office has been relocated from Nanterre to Suresnes, near Paris in France and the remaining provision at November 30, 2005 was used for the final payments made during the first quarter of fiscal year 2006.

We recorded restructuring charges of $2.7 million in fiscal year 2004, although no new restructuring initiatives were undertaken. We increased the existing accrual for future rental costs on the office space vacated by Paragon Litwin by $2.6 million to reflect the weakness of the local real estate market for subletting these premises. Other revisions to estimates were recorded in respect of higher than anticipated professional fees, and lower than expected personnel and redundancy costs.

In fiscal year 2003, restructuring charges of $16.0 million were recorded resulting from the implementation of the new management team’s plan for financial recovery, which included the restructuring of our cost and asset base. The charges included personnel and redundancy costs of $13.2 million due to the reduction in staffing levels, and real estate costs of $2.7 million, primarily reflecting accrued rental fees for the office space vacated by Paragon Litwin.

Gain (Loss) on disposal of long-lived tangible assets and subsidiaries

Gain on sale of long-lived tangible assets

In fiscal year 2005, the gain of $30.8 million included $27.1 million from the disposal of certain Acergy North America and Mexico’s ships and bases, $2.3 million from the disposal of trenching and ploughing assets and $1.2 million from the disposal of the Handil base in Acergy Asia and Middle East. In fiscal year 2004 the gain of $4.7 million included $2.0 million from the disposal of the ROV business and $1.1 million from the disposal of ships (the Annette, the Seaway Rover, the Seaway Invincible, the Seaway Pioneer, and the Seaway Explorer).

Gain on sale of subsidiaries

In fiscal year 2005, the total gain from continuing operations of $3.8 million consisted of $2.1 million from the disposal of Paragon Engineering Services, Inc. and $1.7 million from the disposal of National Hyperbaric Centre Ltd. In fiscal year 2004 the total gain of $25.2 million consisted of a gain of $26.1 million from the disposal of Serimer DASA, partially offset by a loss of $0.9 million from the disposal of Paragon Litwin and Paragon Italia S.r.L.

Other Operating Income (Loss), net

In fiscal year 2005, we recorded other operating income from continuing operations of $4.2 million compared to other operating income of $1.3 million in fiscal year 2004 and other operating losses of $0.9 million in fiscal year 2003. The gain in fiscal year 2005 is primarily due to the reversal of a $5.7 million provision for doubtful accounts in respect of advances made to the NKT Flexibles joint venture. No significant individual transactions were included in other operating income in the fiscal years 2004 and 2003.

Interest Expense

In fiscal year 2005, interest expense from continuing operations decreased to $4.0 million from $19.3 million in fiscal year 2004. This reduction resulted from the repayments of our debt under the $350 million revolving credit and guarantee facility and the increased cash balances from the $135.0 million at the end of fiscal year 2004 to $316.0 million at the end of fiscal year 2005. The charge in fiscal year 2005 was mainly attributable to the impact of amortizing credit facility set-up costs of the $350 million revolving credit and guarantee facility.

In fiscal year 2004, interest expense from continuing operations decreased to $19.3 million from $26.8 million in fiscal year 2003. This reduction resulted from scheduled repayments and restructuring of our then existing credit facilities and the conversion by SNSA of its $50 million subordinated note into 22.7 million Common Shares on April 20, 2004. Also included was a charge of $1.8 million in respect of the retirement in November 2004 of the previous facility, and the results from the write-off of the unamortized portion of the fees and costs of setting up the previous facility.

Interest Income

In fiscal year 2005, interest income from continuing operations of $3.9 million was marginally lower than the income of $4.0 million in fiscal year 2004. Interest income was generated as a result of significant funds held on deposit, typically in U.S. dollars, using overnight banking facilities. The increase from fiscal year 2004 is attributable to the receipt of significant funds paid in advance for major contracts, principally in Acergy Africa and Mediterranean. We expect that surplus cash will continue to be held, although the level will decrease as the current large projects are completed, most notably Greater Plutonio, Erha and Moho Bilondo.

Foreign Currency Exchange Gains (Losses)

During fiscal year 2005 we recorded a foreign exchange loss of $22.2 million compared to a $6.2 million gain in fiscal year 2004. As discussed under “—Critical Accounting Policies—Accounting for Derivatives” above, the charge for fiscal year 2005 includes a loss of $19.8 million in respect of the losses resulting from the changes in the market value of forward contracts. Management expects that the same risk of substantial foreign currency fluctuations will persist throughout fiscal year 2006.

Income (Loss) Before Minority Interests and Taxes from Continuing Operations

Income before minority interests and taxes from continuing operations was $129.7 million in fiscal year 2005, as compared to $58.8 million in fiscal year 2004, which was affected by all the factors identified above. The table below, however, highlights a number of significant credits (charges), which had a material impact on income (loss) before minority interest and taxes from continuing operations.

Significant Credits (Charges) (in millions)	2005 $	2004 $	2003 $
Revisions of estimates on major projects	60.3	43.8	(184.5)
Charge for impairment of owned long-lived tangible assets	(7.1)	(9.4)	(164.2)
Share of impairment charge of long-lived assets in equity joint ventures	—	—	(9.1)
Restructuring credits (charges)	1.9	(2.7)	(16.0)
Financial restructuring—external advisers	—	(19.0)	(6.2)
Increase in provision for patent settlement	—	—	(7.8)
Gain (loss) on sale of long-lived tangible assets	3.7	4.7	(0.8)
Gain on sale of subsidiaries	3.8	25.2	—
SFAS No. 133—Forward contracts mark-to-market	(19.8)	—	—
Senior Management Incentive Plan charge	(11.1)	(4.0)	—

Total	31.7	38.6	(388.6)

Minority Interests

In fiscal year 2005, income attributable to minority interests resulted from the joint ventures which we consolidated in our financial statements. They are the Sonamet/Sonastolt and Alto Mar Girassol (“AMG”) joint ventures. In fiscal year 2005 income before taxes attributable to minority interests was $10.4 million in comparison to $4.7 million in fiscal year 2004 and $4.5 million in fiscal year 2003.

In addition we expect the Sonamet/Sonastolt joint venture to be maintained for the foreseeable future, while AMG has reached a conclusion of the Girassol project.

Income Tax (Provision) Benefit

We recorded a net tax charge of $12.9 million in fiscal year 2005, as compared to a net tax charge of $9.2 million in fiscal year 2004 and a net tax benefit of $0.6 million in fiscal year 2003. The tax charge in fiscal year 2005 comprised a charge to current tax of $10.1 million and a deferred tax charge of $2.8 million. The tax charge in fiscal year 2004 comprised a charge to current tax of $15.5 million, a charge for revenue-based withholding taxes of $7.5 million, and a deferred tax benefit of $13.8 million. The tax benefit in fiscal year 2003 comprised a charge for revenue-based withholding taxes of $6.6 million, and a deferred tax benefit of $7.2 million. The movements in the tax provision or benefit year on year are a product of the differing levels of profitability achieved in each of the many territories in which we conduct our business. The significant components of the taxation provision are referred to in the following paragraphs.

We have recognized net deferred tax assets totaling $15.8 million for the tax effects of temporary differences and net operating losses (“NOLs”) carried forward in Australia, France, Nigeria and Norway amongst others.

While we have potential future tax deductions, tax credits and NOLs in several other countries, we have recorded a 100% valuation allowance against the corresponding deferred tax assets in those instances where it is unlikely that tax deductions will materialize. Across our subsidiaries, we have NOLs of $169.8 million, $2.0 million of which will expire within 5 years.

We utilized part of our NOL in the U.S. As we had previously recorded a 100% valuation allowance against our U.S. NOLs no tax charge arose in respect of the two U.S. disposals—Paragon Engineering Services, Inc., and U.S. owned assets to Cal Dive. U.S. tax regulations restrict the ability of a company to utilize carry forward NOLs in circumstances when there has been an ownership change. We consider that the transaction whereby SNSA sold its remaining stock in Stolt Offshore S.A. in January 2005 will be regarded as an ownership change. We estimate that we will have unrestricted NOLs of $34.0 million at the end of fiscal year 2005 to carry forward, but with a recent history of incurring losses, we have maintained a 100% valuation allowance in respect of our NOL in the U.S.

Under United Kingdom tonnage tax legislation, a portion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of vessels are sold without being replaced. This contingent liability reduces progressively to nil over the first seven years following entry into the Tonnage Tax regime. We have made no provision for the contingent liability relating to ships because it is not probable that we will sell ships under circumstances that cause a charge to income taxes to arise. The unrecorded contingent liability in respect of all ships as at November 30, 2005 was $24.0 million.

During fiscal year 2005, we recorded a low effective tax rate of 9.9%. This was as a consequence of us reaching a resolution with various tax administrations in relation to audits and enquiries into prior year tax provisions and tax filings. This has led to us being able to release tax provisions. This has had a non-recurring beneficial impact on the total tax charge for the year and accordingly we do not expect that the effective rate of taxation in later years will be as low as that reported in the current year.

Income (Loss) from Discontinued Operations

We announced on April 12, 2005 an agreement to sell our IMR and Conventional assets that formed part of our Acergy North America and Mexico businesses to Cal Dive International Inc., for $122.9 million in cash. This disposal enabled us to focus on our core expertise of deepwater SURF in this segment. The sale included seven ships which worked in the IMR segment, the derrick lay-barge DLB801 and the reel pipelay ship Seaway Kestrel, and the shore support bases at the Port of Iberia and at Fourchon in Louisiana, as described in Note 4 and Note 10 to the Consolidated Financial Statements. The results of these discontinued operations have been discussed in “—Results of Operations—Acergy North America and Mexico—Discontinued Operations—Income (loss) before income taxes” above.

Liquidity and Capital Resources

Cash Requirements, Contractual Obligations and Commercial Commitments

Our primary cash uses are to fund working capital, acquisitions of and upgrades to long-lived tangible assets, operating expenditures and dry-docking costs.

As at November 30, 2005, excluding the gain on disposal discussed above, we had available borrowing facilities of $168 million, of which $34.2 million was utilized for guarantees. Together with cash balances of $316.0 million the net available liquidity was $449.8 million. This compared to net available liquidity as at November 30, 2004 of $250.0 million. This increase was due to strong cash flows from contracts (including advance payments of $268.8 million), and the proceeds from the disposal of long-lived tangible assets and subsidiaries. As of April 21, 2006 available borrow facilities were $136.6 million, of which $73.1 million was utilized for guarantees. Total net available liquidity was $427.2 million, which included cash balances of $363.7 million.

Contractual Obligations

The following table sets forth our contractual obligations and other commercial commitments as at November 30, 2005:

Contractual Obligations(a) (in millions)	Total $	Less than 1 year $	1–3 years $	4–5 years $	After 5 Years $
Long-term debt(b)	—	—	—	—	—
Operating lease obligations(c)	162.7	29.8	50.4	29.2	53.3
Purchase obligations	263.6	245.3	18.3	—	—
Other(d)	326.0	107.5	154.9	63.6	—

(a)	Excludes future pension costs which are disclosed in Note 15 to the Consolidated Financial Statements, and the expected capital expenditure of $280 million in fiscal year 2006 as disclosed under “—Cash Flows Provided by (Used in) Investing Activities and Capital Expenditures” below.
(b)	Excludes the $9.5 million loan from Sonangol to Sonamet. See Note 17 to the Consolidated Financial Statements. For a description of our long-term debt, please refer to “—Description of Indebtedness” below.
(c)	Excludes the future commitments regarding: (1) CS Pertinacia charter commencing in fiscal year 2007 for six years with an additional option for three years ($62.2 million); (2) Polar Queen charter commencing in fiscal year 2006 for six years with an additional option for three years ($70.0 million); (3) Sapura 3000 joint venture with Sapura Crest Petroleum presently under construction in China and planned to be in service in fiscal year 2007 ($17.0 million equity contribution); and (4) charter of new build IMR and Survey ship under an agreement with Eidesvik Shipping AS for eight years plus an option for further 12 years commencing in fiscal year 2007($39.2 million).
(d)	Other includes performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligations. For further information regarding bank guarantees, see “—Off-Balance Sheet Arrangements” below and Note 29 to the Consolidated Financial Statements.

Cash Management Constraints

Cash operations for us are managed and controlled by our treasury department, and cash surpluses and requirements are identified using consolidated cash flow forecasts. We do not always have the ability to freely transfer funds across international borders. For example, certain subsidiary companies in France which show a negative net asset position are unable to release funds to our treasury without approval from the Board of Directors of the relevant subsidiary. In addition, approval from the Central Bank of Brazil is required to obtain remittances from Brazil and access to the $42.2 million of cash held by Sonamet and Sonastolt may be limited because it would require agreement between the minority shareholder and us.

The main uncertainties with respect to our primary sources of funds are as follows: the ability to obtain borrowings from financial institutions at commercially acceptable terms; the ability to issue share capital at terms acceptable to us; the ability to agree with clients, in a timely fashion, the amounts due as claims and variation orders; the availability of cash flows from joint ventures; and the timing of asset or business disposals through our divestment program. In addition, due to the uncertainties associated with the timings of cash flows from project contracts, and the uncertainties referred to above, it is difficult to accurately forecast the timing of inflows and outflows of cash.

Future Compliance with Debt Covenants

As described in Note 17 to the Consolidated Financial Statements, our credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”), a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31 and November 30, of each year. Given the improved performance of the business and the more favorable financial covenants in the new credit facilities, we believe, based on our latest forecasts for fiscal year 2006, that we will be able to comply with all financial covenants during fiscal year 2006.

Sources of Cash

Our principal sources of funds since the beginning of fiscal year 2005 have been cash from operations and proceeds of sales of long-lived tangible assets and subsidiaries.

Our year-end cash balance of $316.0 million, together with the insignificant amount of debt of $9.5 million, is largely attributable to cash receipts in respect of advance billings which have been negotiated under a number of contracts. A corresponding liability, reflecting our obligations to execute the corresponding work, is recorded as advance billings, as the cash is required to complete the contracts. Therefore, our only readily available funds for ongoing operations are: (i) the available $175 million under the $350 million revolving credit facility, of which $34.2 million was used for performance guarantees as at November 30, 2005; and (ii) our cash on hand and cash flows from operations going forward.

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for at least the next 12 months. We also have the ability to pledge additional assets under our current credit facilities to raise additional debt, as well as to issue further share capital or raise debt through the issuance of commercial paper.

Summary Cash Flows (in millions)	2005 $	2004 $	2003 $
Cash and cash equivalents at the beginning of the year	135.0	81.9	11.7
Net cash provided by (used in) operating activities	271.3	152.1	(27.5)
Net cash (used in) provided by investing activities	(11.5)	66.8	(13.1)
Net cash (used in) provided by financing activities	(71.3)	(172.5)	109.8
Effect of exchange rate changes on cash	(7.5)	6.7	1.0

Cash and cash equivalents at the end of the year	316.0	135.0	81.9

Cash Flows Provided by (Used in) Operating Activities

Cash flow from operations is derived principally from the collection of receivables due from clients under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project “milestones” or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenues, as clients are generally required to make advance payments at project commencement.

It is our policy, when negotiating a contract, to arrange for cash to be received from the client in advance of the requirement to pay suppliers, thus ensuring a neutral impact on liquidity. As at November 30, 2005 we had received $268.8 million in advance payments from our clients, compared with $148.4 million as at November 30, 2004. This factor, together with the improved operating results in Acergy Northern Europe and Canada and Acergy Africa and Mediterranean, accounted for the strong cash flows provided by operating activities during fiscal year 2005 of $271.3 million compared to $152.1 million during fiscal year 2004. The fiscal year 2005 cash flows provided by operating activities, which generated $178.9 million, a reduction in working capital of $78.4 million and dividends of $14.0 million received from non-consolidated joint ventures. Average accounts receivable decreased from 89 days to 81 days as at November 30, 2005. Average accounts payable days increased to 105 days as at November 30, 2005 from 92 days as at November 30, 2004.

Net cash provided by operating activities during fiscal year 2004 was $152.1 million compared to net cash used in operating activities of $27.5 million during fiscal year 2003. The fiscal year 2004 cash flows resulted from cash provided by operations of $40.4 million, a reduction in working capital of $92.0 million and dividends of $19.7 million received from non-consolidated joint ventures. Average accounts receivable decreased from 99 days to 89 days as at November 30, 2004. Average accounts payable days decreased to 92 days as at November 30, 2004 from 102 days as at November 30, 2003.

The other year-to-year fluctuations in cash flows from operating activities for fiscal years 2005 and 2004 are attributable to fluctuations in net operating income as discussed under “—Results of Operations—Our Business Segment Results” above.

Cash Flows (Used in) Provided by Investing Activities and Capital Expenditures

Net cash used in investing activities in fiscal year 2005 was $11.5 million compared to net cash provided by investing activities of $66.8 million in fiscal year 2004. In fiscal year 2005, this primarily comprises: net cash inflows from asset sales relating to the disposals of Paragon Engineering Services, Inc., Acergy North America and Mexico IMR business and other minor items totaling $71.7 million; less the substantial increase in the purchase of tangible assets of $81.3 million attributable to a greater availability of funds.

In addition to projecting specific capital expenditure outflows, which are typically included in the contract price, we, in the normal course of our business, make routine capital expenditures. The table below sets forth information with respect to our capital expenditures for tangible assets in each of the last three fiscal years. The ongoing capital expenditures are expected to be funded with cash from operations.

Category of Capital Expenditures (in millions)	2005 $	2004 $	2003 $
Equipment and asset development	38.8	4.3	8.1
Capacity upgrades to ships and other equipment	31.9	24.0	12.3
Other	10.6	5.9	1.5

Total capital expenditures	81.3	34.2	21.9

Capital expenditures for continuing operations represented $77.3 million for fiscal year 2005 (2004: $28.4 million; 2003: $21.9 million). Capital expenditure relating to discontinued operations included in the above table was $4.0 million for fiscal year 2005 (2004: $5.8 million; 2003: $nil).

The above investments were made in the context of our ongoing capital program, and are based on the intention to maintain a high standard of efficiency and reliability of the offshore asset base.

The four largest capital expenditure projects during fiscal year 2005 are set out in the table below:

Asset (in millions)	Description of Capital Expenditure Project	$
Seaway Polaris	New J-lay tower	19.9
Seaway Polaris	Various equipment upgrades	7.1
Acergy Piper	Crane upgrade	14.7
Sonamet	Development of yard	12.5

Total		54.2

Capital expenditures in fiscal year 2005 of $81.3 million were below expectations of $100 million primarily due to the rescheduling of the installation of the new J-lay tower for the Seaway Polaris, and slower than anticipated completion of Sonamet’s investment program. We expect capital expenditures in fiscal year 2006 to amount to approximately $280 million for capacity maintenance, asset refurbishment and for fleet expansion including the conversion of the Polar Queen and the CS Pertinacia as well as our equity contribution to the Sapura Crest joint venture. Approximately $172 million was committed as at April 21, 2006.

Net cash provided by investing activities in fiscal year 2004 was $66.8 million compared to net cash used in investing activities of $13.1 million in fiscal year 2003. The fiscal year 2004 amount mainly comprised: net cash inflows from asset sales relating to the disposals of Serimer DASA, the ROV business, ships, the Lobito yard assets, and other minor items totaling $75.0 million; cash of $32.8 million acquired as a result of the consolidation of Sonamet and Sonastolt following adoption of FIN 46R; and was partially offset by the purchase of tangible assets of $34.2 million and other investments and advances totaling $10.1 million.

Cash Flows (Used in) Provided by Financing Activities

Net cash used in financing activities in fiscal year 2005 was $71.3 million, compared to net cash used in financing activities of $172.5 million in fiscal year 2004. Our improving cash position enabled us to repay in full the remaining $60.0 million that was drawn down under the $350 million revolving credit and guarantee facility. Dividends of $16.6 million were paid to the minority shareholders of our consolidated joint ventures and $5.5 million was received in respect of Common Shares issued upon exercise of stock options.

In fiscal year 2004, we restructured our capital base, using the net proceeds from our equity capital raising transactions and the new $350 million revolving credit and guarantee facility to refinance $385 million of existing bank debt. Additionally, the cash available from operations and the equity capital reduced the need to use cash from borrowings and other financing sources to fund operations. Net cash used in financing activities in fiscal year 2004 was $172.5 million, compared to net cash provided by financing activities in fiscal year 2003 of $109.8 million. Sources of financing totaling $224.7 million in fiscal year 2004 were $155.0 million of net proceeds from the issuance of Common Shares, a $60.0 million drawdown under the new $350 million revolving credit and guarantee facility, and a $9.7 million loan from a minority joint venture partner. The funds were used to repay $390.8 million of outstanding long-term debt, a $2.5 million bank overdraft, and $3.9 million in dividends to a minority shareholder in an operating subsidiary.

Description of Indebtedness

The $350 Million Revolving Credit and Guarantee Facility

On November 8, 2004, we entered into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks. This facility provides for revolving loans of up to $175 million during the first three years, reducing to $150 million for the fourth year and further reducing to $125 million for the fifth year until November 8, 2009. The remaining capacity under the $350 million facility is available for bonding with a final maturity no later than May 8, 2011 as described in further detail in Note 17 to the Consolidated Financial Statements. It is used for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating requirements.

The facility is guaranteed by us and all of our material operating companies and ship-owning subsidiaries comprising in aggregate at least 90% (by external revenues and net tangible assets) of our net tangible assets and external revenues. The facility is secured by a first priority mortgage on most of our vessels owned by such guarantors, as well as an assignment of earnings, insurances and requisition compensation with respect to certain vessels. Four of the vessels originally securing the facility have now been sold to Cal Dive (see Note 4 to the Consolidated Financial Statements). The estimated market value of the remaining ten vessels pledged in support of the facility as of the close of such facility was approximately $474 million and their corresponding net book value was $282.7 million as at November 30, 2005. The terms of the facility provide that, if any of the secured vessels are sold the amount available for borrowing under the facility is temporarily reduced until further security is provided. As at November 30, 2005 the availability was $343.0 million as the Seaway Kestrel and DLB801 had not yet been sold. At February 20, 2006, the availability was $329.0 million due to the sale of the DLB801 to Cal Dive. As at March 15, 2006, the availability was further reduced to $311.6 million following the sale of the Seaway Kestrel to Cal Dive. The fees and direct costs incurred in arranging this facility were capitalized and are being amortized to interest expense on a straight-line basis over the period of the facility.

As at November 30, 2005, no funds had been drawn under the part of the facility available for cash advances. However, $34.2 million of this facility was utilized for performance guarantees and $175.0 million of guarantees had been issued under the part of the facility available for guarantee issuances. The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31, and November 30, of each year. The facility also contains negative pledges with respect to accounts receivable and cash. The facility contains representations, affirmative covenants and negative covenants (in addition to the financial covenants listed above) which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit disposal of the pledged vessels, mergers or transfers, granting of encumbrances on pledged property, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

The facility also contains events of default which include payment defaults (subject to a 3 day grace period), breach of financial covenants, breach of operational covenants, breach of other obligations, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, change of our executive management, failure to maintain exchange listing, material adverse change, auditor’s qualification, repudiation and material litigation.

Off-Balance Sheet Arrangements

Leases and Bank Guarantees

We do not engage in off-balance sheet financing in the form of special purpose entities or similar arrangements. We engage in operating leases in the normal course of our business in respect of ship charter hire obligations, office facilities and equipment.

We also arrange for bank guarantees, which term collectively refers to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligations to our clients in connection with our work on specific projects. The purpose of the bank guarantees generally is to enable our clients to recover cash advances paid to us under the project contracts or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts. In fiscal years 2005, 2004 and 2003, $164.3 million, $52.6 million and $102.7 million, respectively, of bank guarantees were issued in support of our projects.

The $350 million revolving credit and guarantee facility, referred to above, is available for guarantees to the extent it is not drawn as loans. In addition we have arrangements with a number of other financial institutions to issue bank guarantees on our behalf. As at November 30, 2005, the aggregate amount of guarantees issued under these facilities was $326.0 million, of which $209.2 million related to the $350 million revolving credit and guarantee facility (see Note 29 to the Consolidated Financial Statements). The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business. Other than amounts available under the $350 million revolving credit facility, we as at November 30, 2005 have no bank guarantee capacity available under these additional arrangements, which will expire together with the outstanding guarantees.

Investments in and Advances to Non-Consolidated Joint Ventures

As at November 30 (in millions)	Geographical Location	Acergy Group Business Segment	Ownership %	2005 $	2004 $
NKT Flexibles	Denmark	Corporate	49	11.0	12.0
MPG	West Africa	Africa & Mediterranean	50	2.2	—
SHL	Cyprus	Corporate	50	12.1	3.5
Acergy/Subsea 7	Norway	Northern Europe & Canada	50	2.1	1.6
Kingfisher D.A.	Norway	Northern Europe & Canada	50	0.1	3.7
Dalia FPSO	West Africa	Africa & Mediterranean	17.5	0.3	2.7
EPIC JV	Norway	Northern Europe & Canada	50	—	0.1

Total				27.8	23.6

We offer heavy lift floating crane services through SHL. SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil Kaliningradmorneft plc, our joint venture partner in SHL. The barge operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for us.

We manufacture flexible flowlines and dynamic flexible risers through NKT Flexibles. Until fiscal year 2005, the joint venture had reported operating losses for several years. In order to ensure the operational solvency of the joint venture, we made short-term cash advances during fiscal year 2005 of $2.0 million in addition to advances in fiscal year 2004 of $5.7 million. A provision for doubtful recovery of $5.7 million was recorded in fiscal year 2004 in accordance with SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” and has been released as at November 30, 2005, as we believe that the prospects for this joint venture have improved. We made a capital contribution of $4.9 million on March 25, 2004 and in the same month the joint venture repaid $3.3 million of short-term debt to us.

A joint venture with Subsea 7 named EPIC was formed in fiscal year 2004 to perform IMR-related work for Statoil on the Ekofisk field in the Norwegian sector of the North Sea. This joint venture will be disbanded in the first quarter of fiscal year 2006.

The Dalia Floating Production and Storage Offloading facility is a joint venture with Technip and Saipem to perform work on the Dalia field development in Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, onshore commissioning and offshore hook-up of the FPSO.

The remainder of our joint ventures have been formed either with a national oil company, or on a project-specific basis to enhance the range of services provided to the client. We typically have interests ranging from 25% to 50% in these joint ventures.

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

Legal, Regulatory and Insurance Matters

Bateman

We have received a claim from Bateman Oil & Gas BV (“Bateman”), the company, which acquired Paragon Litwin a former engineering subsidiary of us, on June 9, 2004. Bateman is claiming an initial amount of $12.1 million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. We believe that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. We have therefore recorded no provision for this claim.

Other Matters

In connection with a major West African contract, we received a letter dated December 12, 2003 from the client notifying us of a potential claim for an unspecified amount of liquidated damages. We believe that a settlement agreement with the client has released us from any liability for liquidated damages, and no further action has been initiated in this regard by the client. The client subsequently issued a notice to the consortium, of which we are a member, rescinding the contract effective January 31, 2005. The notice claimed that the lack of performance in the 13-month period beginning December 31, 2003 was a fundamental breach that amounted to repudiation of the contract. We completed our share of the offshore scope in December 2004, have received an interim completion certificate and have continued to collect amounts due from the client. Therefore we do not believe the notice will have any adverse impact on us. We have recorded no provision in connection with this contract.

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

Subsequent Events

Below is a summary of events that occurred after November 30, 2005, which we consider to be of significance.

On January 9, 2006, we completed the sale of the derrick lay-barge DLB801 by Acergy North America and Mexico to Cal Dive following the completion of the barge’s projects in Trinidad and Tobago. The net proceeds of the sale were $40.5 million, and a gain on disposal of approximately $16.9 million was recorded after deductions of dry dock costs paid in accordance with the asset purchase agreement and demobilization costs to international waters of $3.2 million.

On January 19, 2006 we announced the launch of the Acergy name and brand. We commenced operating under the new name on February 1, 2006, having already changed the names of our principal operating legal entities in January 2006. On April 3, 2006 our shareholders approved the name change from Stolt Offshore S.A. to Acergy S.A., which became effective April 10, 2006.

On March 15, 2006, Acergy North America and Mexico completed the sale of the reel pipelay ship Seaway Kestrel to Cal Dive. The proceeds of the sale of $39.9 million resulted in a gain on disposal of approximately $18 million.

Research and Development and Intellectual Property

To support our engineering and operational activities, we hold a number of patents, trademarks, software and other intellectual property. We have 73 patents in force in 20 countries, and we currently have a portfolio of 92 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. We do not consider that any one patent or technology represents a significant percentage of our net operating revenue.

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Our research and development activities are in general carried out internally using both dedicated research personnel and as part of specific offshore construction projects. Where appropriate, external research and development is performed either through strategic technological alliances or via joint industry collaborative projects. Our expenditures on company-sponsored research and development, excluding programs undertaken as part of specific offshore construction projects, was $1.7 million in fiscal year 2005 compared to $0.7 million and $1.5 million in fiscal years 2004 and 2003, respectively. The $1.0 million increase in fiscal year 2005 reflects the increased efforts made in research and development. The growth in fiscal year 2005 was due to increased research and development on pipeline related issues, including a number of small joint industry projects.

Inflation

Our business transactions in high-inflation countries are substantially denominated in stable currencies, such as the U.S. dollar, and inflation therefore does not materially affect the consolidated financial results.

Impact of Recently Issued but not yet Adopted Accounting Standards

Stock-Based Compensation

On December 16, 2004, the FASB issued SFAS No. 123(R), which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB No. 25 and amends SFAS No. 95 “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. The pro forma disclosure of fair values allowed under SFAS No. 123 is no longer an alternative.

We adopted SFAS No. 123(R) on December 1, 2005 and therefore the adoption of this standard has no effect on the results for fiscal year 2005. We have chosen to adopt this standard using the modified prospective application method. Accordingly we will not restate our previously issued results for the portion of awards that had vested at the date of adoption but the results for future periods will include accrued compensation expense reflecting a portion of the fair value of the unvested options. Such compensation expense will be based on the fair value of an award at the date of grant and will be recognized over the requisite service period using the graded vesting attribution method. The determination of grant date of all options will continue to be based on the date of approval by the Compensation Committee. The impact of adopting SFAS No. 123(R) on the financial statements is likely to be similar to that illustrated in the pro forma SFAS No. 123 disclosures in Note 2 to the “Consolidated Financial Statements.”

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153 “Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. We adopted this standard on December 1, 2005, and believe it will not have a material impact on our financial statements.

International Financial Reporting Standards

U.S. GAAP will continue to be the primary reporting framework for us, most probably until the year ending November 30, 2008, as Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted an exemption until the accounting period beginning on or after January 1, 2007 from the requirement to adopt International Financial Reporting Standards.

Changes in Share Capital

As at November 30, 2004 there were 190.5 million outstanding Common Shares, of which SNSA owned 79.4 million Common Shares or 41.7%. SNSA sold its entire shareholding effective January 13, 2005 and thereby ceased to be a shareholder of us. As at November 30, 2005 there were 191.9 million of outstanding Common Shares.

During fiscal year 2005 a total of 1.4 million share options were exercised, raising gross proceeds of $5.5 million.

Related Party Transactions

See Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with SNSA.”

Item 6.	Directors, Senior Management and Employees.

Board of Directors

As of April 21, 2006, our board of directors comprises the following persons:

Name	Year of Birth	Position
Mark Woolveridge	1935	Chairman of the Board
James B. Hurlock	1933	Deputy Chairman of the Board
George Doremus	1946	Director
Tom Ehret	1952	Director and Chief Executive Officer
Haakon Lorentzen	1954	Director
J. Frithjof Skouverøe	1944	Director
Trond Ø. Westlie	1961	Director

Under the terms of our Articles of Incorporation, our directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. Under our Articles of Incorporation, the board of directors must consist of not fewer than three directors. Candidates for election as director can only be nominated by either an individual sitting director, or by the sitting board of directors. Elections are by shareholder vote.

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

James B. Hurlock has been a director since 2002 and was appointed Deputy Chairman of our board of directors on February 2, 2005. In addition, Mr. Hurlock is currently the chairman of our governance and nomination committee. Mr. Hurlock served as interim Chief Executive Officer of SNTG from July 29, 2003 until June 13, 2004. He is a retired partner from the law firm of White & Case LLP and served as chairman of its management committee from 1980 to 2000. He participated in the formation and served on the board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He is currently a member of the board and audit committee of Orient Express Hotels Ltd. and a director of Stolt-Nielsen S.A. He holds a BA degree from Princeton University, a MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr. Hurlock is a U.S citizen and lives in Connecticut, United States.

George Doremus has been a director since June 2004 and is currently a member of our compensation committee and our governance and nomination committee. He currently serves as chief executive officer of and has an equity position in Gulf Energy Technologies. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. He was a co-founder and was chief operating officer of The Business Resource Center, a mergers and acquisitions boutique which was sold to Chemical Bank in 1990. Mr. Doremus is a U.S. citizen and lives in Texas, United States.

Tom Ehret was appointed to our board of directors in November 2003 and has served as our Chief Executive Officer since March 2003. He has had experience working with Comex, our predecessor, holding design engineering and project management positions between 1975 to 1978 and Managing Director of Comex Houlder Diving between 1982 and 1989. In 1978, he joined the FMC Corporation, where he became a member of the executive committee of FMC Europe. In 1989 Mr. Ehret became Chief Executive Officer at Stena Offshore. Between 1989 and 2002 he held a number of key senior management positions within Coflexip Stena Offshore and Technip and was ultimately Vice Chairman of the Management Board of the Technip group and President of its offshore branch. During March 2006, Mr. Ehret became a director of Venture Plc, a U.K. based independent oil company. Mr. Ehret holds a Masters degree in Mechanical Engineering at Ecole des Arts et Métiers, Paris. Mr. Ehret is a French citizen and lives in London, England.

Haakon Lorentzen has been a director since 2002, and is a member of our compensation committee. He is President of Lorentzen Empreendimentos S.A. of Rio de Janeiro, Brazil, which represents Aracruz Celulose S.A. and Cia. de Navegacao Norsul. The group was also involved in the offshore supply business for 18 years until the sale of these activities to the company currently known as Subsea 7. Mr. Lorentzen is Vice Chairman of Aracruz, Chairman of Cia. Navegacao Norsul and director and partner of several successful Internet/IT ventures. He is also actively engaged in environmental conservation and sustainability as board member of World Wildlife Fund Brazil. He holds a Bachelor’s degree in Economics from Pontificia Universidade Catolica do Rio de Janeiro and a post-graduate degree from Harvard Business School. Mr. Lorentzen is a Norwegian citizen and lives in Rio de Janeiro, Brazil.

J. Frithjof Skouverøe has been a director since 1993. Mr. Skouverøe is currently chairman of our compensation committee and a member of our audit committee. He is a majority owner and chief executive officer of Viking Forretningsutvikling AS, a private Norwegian investment company. He is also a member of the board of Ocean Rig ASA, an offshore drilling contractor listed on Oslo Børs. He was Chairman of the board of directors and Chief Executive Officer of Stolt-Nielsen Seaway A/S from 1990 until it was acquired by SNSA in 1992. From 1985 to 1990, he was President and Second Vice Chairman of Stolt-Nielsen Seaway A/S. He served as President of Seaway Stolt-Nielsen Contracting A/S, a predecessor of Stolt-Nielsen Seaway A/S, from 1982 until 1985. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. Mr. Skouverøe is a Norwegian citizen and lives in Oslo, Norway.

Trond Ø. Westlie has been a director since June 2004 and serves as the chairman of our audit committee and is a member of the governance and nomination committee. He currently serves as the Executive Vice President and Chief Financial Officer for the Telenor Group. He previously served as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004 and held management positions, including Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He qualified as a State Authorized Public Auditor from Norges Handelshøyskole, Høyere Revisorstudiet and has served on numerous corporate boards. Mr. Westlie is a Norwegian citizen and lives in Oslo, Norway.

The following individuals were directors during fiscal year 2005 and have since resigned:

Name	Position
Jacob Stolt-Nielsen	Chairman of the Board from 1993 until February 2, 2005
Niels G. Stolt-Nielsen	Director from 1999 until February 2, 2005

Senior Management

In July 2003, we created a new corporate management organization by changing the existing structure from six to five geographic segments and integrating the product lines into the segments. Corporate vice presidents were appointed to support our segments and to develop coherent methods, systems, processes and standards, through strengthened functional lines.

Acergy is a Luxembourg holding company and does not have officers as such. The following is a list of persons employed by our subsidiaries who currently perform the indicated executive functions for our combined businesses, who are referred to as our senior executive officers in this Report.

Name of Officers	Year of Birth	Position
Tom Ehret	1952	Chief Executive Officer
Stuart Jackson	1960	Chief Financial Officer
Bruno Chabas	1964	Chief Operating Officer
Jean-Luc Laloë	1951	Corporate Vice President Strategic Planning
Allen Leatt	1954	Chief Technology Officer
Mark Preece	1958	Corporate Vice President Business Development
Johan Rasmussen	1956	Corporate Vice President and General Counsel
Keith Tipson	1958	Corporate Vice President Human Resources

Tom Ehret (information is provided above in “—Board of Directors”).

Stuart Jackson was appointed in April 2003 as our Chief Financial Officer. Before joining our company, Mr. Jackson was Managing Director and Vice President of NRG Energy Inc.’s U.K. operations from 2000 to 2003 and he served as Commercial and Finance Director of Humber Power Limited from 1995 to 2000. He also served as a financial analyst at Marathon Oil Corporation from 1983 to 1985 and worked in several corporate finance positions from 1985 to 1995 at LASMO in London, North Africa and the Far East. Mr. Jackson holds a BSc in Accounting and Financial Management from Loughborough University of Technology and he is a fellow of the Chartered Institute of Management Accountants. He is a British citizen and lives in Hertfordshire, England.

Bruno Chabas was appointed our Chief Operating Officer in October 2002 and is responsible for the day-to-day commercial and operational activity of our five segmental offices as well as our trunkline business. He joined Stolt Comex Seaway in 1992, working first in business development project analysis in Marseille, then in Aberdeen, Scotland as General Manager of Sogetram and Deputy General Manager of our former SEAME segment. From June 1999 to 2002, he served as our Chief Financial Officer. Mr. Chabas holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts. He is a French citizen and lives in Henley-on-Thames, England.

Jean-Luc Laloë was appointed our Corporate Vice President Strategic Planning in May 2003 and was responsible for managing the development and implementation of our strategy for financial recovery in fiscal years 2003 and 2004. He is now responsible for developing and implementing the strategy of Acergy and its subsidiaries, as a group, going forward. Mr. Laloë began his career as a naval architect. He has held a broad variety of positions at several international locations with Technip including Executive Vice President North America in Houston; Managing Director-United Kingdom in London; Vice President-Special Projects in Paris; Chief Financial Officer for Brazil in Rio de Janeiro; and Vice President-Strategic Planning in Paris. Mr. Laloë holds a Masters degree in Aeronautical & Space Engineering from École Nationale Supérieure de l’Aéronautique et de l’Espace, France. He is a French citizen and lives in London, England.

Allen Leatt was appointed our Chief Technology Officer at the end of September 2003 and is responsible for the engineering function, including the research and development program, the fleet of marine assets, group operations, health, safety, environmental and security and supply chain management functions. He trained as a marine civil engineer with John Laing Construction Ltd. from 1977 to 1982. In 1982, he joined SubSea Offshore Ltd. and in 1988 he joined the former Stena Offshore Ltd., where he held various positions within the Coflexip Stena Offshore group in what is now the oil and gas division of the Technip organization. Prior to joining Acergy, he served as Executive Vice President of Technip for the SURF Product Line based in Paris from 2002. Mr. Leatt holds a BSc in Engineering from Aston University and an MBA from Cranfield School of Management. Mr. Leatt is also professionally qualified as a Chartered Engineer. He is a British citizen and lives in London, England.

Mark Preece was appointed in February 2004 as our Corporate Vice President, Business Development. Before joining us, he was Managing Director for Bibby Line Ltd., in which he was responsible for its shipping, offshore and floating accommodation businesses. Prior to joining Bibby Line Ltd., he worked with Stena Offshore/Technip-Coflexip for 13 years, where he held various positions, including Project Manager, Sales and Marketing Manager, General Manager-Business Development and Managing Director, Caspian and Canada. Mr. Preece holds an MBA from Henley Management College. He is a British citizen and lives in Teddington, England.

Johan Rasmussen serves as our Corporate Vice President and General Counsel. He first joined Stolt-Nielsen Seaway A/S in 1988 as an in-house legal advisor and was promoted to the position of General Counsel in March 1996. Prior to joining our company, he served with a subdivision of the Norwegian Ministry of Defense and as a Deputy Judge in the Haugesund District Court from 1986 to 1988. Mr. Rasmussen has a Masters Degree in Law from the University of Oslo in Norway. He is a Norwegian citizen and lives in Stavanger, Norway.

Keith Tipson was appointed our Corporate Vice President Human Resources in November 2003 and is responsible for developing and implementing the human resources strategy for Acergy and its subsidiaries. He previously worked in the Aerospace Division with the Dowty Group as Personnel & Training Manager from 1980 to 1988. Before joining our company, from 1988 to 2003 he worked for the Alstom group where he held the position of Senior Vice President Human Resources, Power Sector based in Paris. Mr. Tipson holds a BA in Business from Thames Valley University. He is a British citizen and lives in London, England.

The following is a list of the Regional Vice Presidents for each of our segments:

Name of Regional Vice-President	Year of Birth	Position

Jean-Pierre Capron	1943	Vice President Acergy Africa and Mediterranean

Øyvind Mikaelsen	1963	Vice President Acergy Northern Europe and Canada

Tony Duncan	1961	Vice President Acergy North America and Mexico

Philippe Lamoure	1951	Vice President Acergy South America

Jeff Champion	1953	Vice President Acergy Asia and Middle East

Jean-Pierre Capron joined us in July 2003 as Regional Vice President for Acergy Africa and Mediterranean and has full responsibility for commercial and operational activity in the region. He has held positions as Chief Operating Officer of Technip from 1985 to 1986, President of the French Atomic Energy Commission from 1986 to 1989, Chairman and Chief Executive Officer of Renault Véhicules Industriels from 1989 to 1994 and as Chairman and Chief Executive Officer of Compagnie de Fives-Lille from 1994 to 2002. Mr. Capron is a graduate of both Ecole Polytechnique and Ecole Nationale Supérieure des Mines de Paris, and started his professional life as an underground engineer in coal mining. He is a French citizen and lives in Paris, France.

Øyvind Mikaelsen was appointed Regional Vice President for Acergy Northern Europe and Canada in 2003 and has full responsibility for commercial and operational activity in the region. Mr. Mikaelsen began his career as a contracts coordinator with Kvaerner Rosenberg A/S from 1990 to 1992 and a cost and contracts engineer with Norske Shell from 1988 to 1990. He joined us in 1992 and has held positions in joint venture administration, contracts administration, project management and sales and marketing. In 2001, he was appointed VP Subsea Construction product line, based in Aberdeen – a position he held until his present appointment. He is a director on the Board of the OLF, the Norwegian Oil Industry Association. He holds a Master of Science degree from the University of Trondheim in Norway. Mr. Mikaelsen is a Norwegian citizen and lives in Stavanger, Norway.

Tony Duncan joined Acergy as Regional Vice President for Acergy North America and Mexico in 2006 and has full responsibility for commercial and operational activity in the region. Prior to joining us, Mr. Duncan was vice president SURF in the Gulf of Mexico for Technip from 2001 to 2006, he was project manager and operations manager in Aberdeen from 1995 to 2001. He has a post graduate degree in Offshore Engineering from RGIT and a Mechanical Engineering Degree from Dundee College of Technology. Mr. Duncan is a British citizen, and lives in Katy, Texas, U.S.

Philippe Lamoure has been Regional Vice President for Acergy South America since 1995 and has full responsibility for commercial and operational activity in the region. He was operations manager for Comex SA in France from 1975 to 1979, resident manager for Comex SA in Tunisia from 1979 to 1981 and Vice President for Stolt Comex Seaway SA in France and Africa from 1994 to 1995. He has a degree in commercial business administration from the Institut Universitaire de Technology Bordeaux and in 1992 attended the Management Development Program at Harvard Business School. Mr. Lamoure is a citizen of France and Brazil and lives in Rio de Janeiro, Brazil.

Jeff Champion was appointed Regional Vice President for Acergy Asia and Middle East in November 2004 and has full responsibility for commercial and operational activity in the region. He was originally trained as a quantity surveyor in London, and moved into the oil and gas industry over 30 years ago. Mr. Champion worked with Shaw and Hatton International from 1977 to 1984 and Nortcrofts International from 1984 to 1988 prior to joining us in Marseille in 1988. He first moved to Acergy Asia and Middle East in 1989 where he was seconded to PT Komaritim as a contracts manager and, having held a variety of roles in the region, was appointed as Resident Manager for Asia Pacific in 1999 based in Indonesia. Mr. Champion is a British citizen, and lives in Singapore.

Compensation of Directors and Officers

As described above, we employ certain persons to perform executive and administrative functions for the combined business of our subsidiaries. In addition to annual base compensation, such officers are eligible for an annual performance bonus which depends on the performance of the individual. The individuals all have personal objectives which are established under our performance management system, and as such these objectives are measured on an individual basis. The aggregate annual compensation for our current members of senior management listed above performing such executive functions for fiscal year 2005 (including certain benefits) was $16.0 million, including $11.1 million in respect of deferred compensation and $0.3 million on behalf of such officers to pension plans.

The compensation to our Chief Executive Officer for fiscal year 2005 was EUR 0.9 million (approximately $1.1 million). His current annual base salary is EUR 0.5 million (approximately $0.6 million). In addition, we recorded $4.4 million (approximately EUR 3.7 million) as deferred compensation for fiscal year 2005.

Following independent advice we received from external compensation specialists, our board of directors agreed to an increase in the fee payable to our Chairman from $50,000 per annum to $75,000 per annum, effective as of December 1, 2005. Each of our directors who do not concurrently serve as executive officers of Acergy (James B. Hurlock, Haakon Lorentzen, J. Frithjof Skouverøe, George Doremus and Trond Ø. Westlie) received an annual fee of $30,000 plus reimbursement of out-of-pocket expenses in fiscal year 2005. In addition, each director who is a member of our audit committee receives an annual fee of $10,000, each director on the governance and nomination committee receives an annual fee of $10,000 and each director on the compensation committee receives an annual fee of $10,000. In addition, the director serving as chairman of the audit committee, governance and nomination committee or compensation committee receives an annual fee of $5,000. The annual directors’ fees are prorated for the period in office.

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

In particular, the main duties of the audit committee include:

•	To approve the appointment of the external auditor, the fee to the external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us and any questions of resignation or dismissal of the external auditor.

•	To oversee the work of our external auditor, approve in advance the scope of the audit services and ensure coordination if more than one audit firm is involved.

•	To oversee the resolution of any disagreements between management and our external auditor.

•	To approve, in advance, all non-audit services provided by our external auditor that are not prohibited by law and to enforce the restriction on prohibited non-audit services.

•	To review the quarterly and annual financial statements before their approval by the board of directors or the chairman of the board, acting on its behalf. The review is to focus in particular on: all critical accounting policies and practices; all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative treatments, and the treatment preferred by the external auditors; other written communications between management and the external auditors, such as any management letter or schedule of unadjusted differences; any changes in accounting policies and practices; major judgment areas; significant adjustments resulting from the annual audit; compliance with all disclosure requirements and duties; compliance with accounting standards; and compliance with SEC and other legal requirements.

•	To oversee all aspects of the work of our internal audit function including the review and approval of the audit program, discussion of the major findings of audit reviews together with management’s responses and ensuring coordination between the internal and external auditor.

•	To continually review the effectiveness of internal controls over financial reporting and disclosure controls and procedures relating to necessary disclosures, and to ensure that management takes appropriate action with regard to any significant control deficiencies and incidences of fraud.

•	To establish and maintain procedures for receiving, obtaining and investigating complaints received directly or through management and the confidential, anonymous submission by our employees regarding accounting, financial reporting, internal controls over financial reporting and auditing issues.

•	To obtain and review, at least annually, with the independent accountants a written statement as required by Independence Standards Board (ISB) Standard No. 1, as may be modified or supplemented, discuss with the external auditors any disclosed relationships or services that may impact their objectivity and independence, and recommend any appropriate actions to be taken.

•	To discuss with management the timing and process for implementing the rotation of the lead audit partner and the reviewing partner as required by applicable law and rules of the SEC, and to consider whether there should be a regular rotation of the independent accounting firm itself.

The current members of the audit committee are Trond Ø. Westlie (Chairman), J. Frithjof Skouverøe and James B. Hurlock.

In the course of reviewing our compliance with the Nasdaq corporate governance rules, we determined that we had deviated from the rules applicable to audit committees as our audit committee was composed of two, rather than three, members from February 2005, when Mr. Woolveridge stepped down from the committee, to June 2005 when Mr. Hurlock was appointed as a member of the audit committee. See “—Corporate Governance Requirements.”

Compensation Committee

The compensation committee, formed in 1993, reviews and approves salaries for the executive officers, including our Chief Executive Officer, salary parameters for all other staff, performance bonuses, profit sharing awards if any, pursuant to our profit sharing plan and stock option awards under our stock option plans as described in “—Incentive Plans.”

The current members of the compensation committee are J. Frithjof Skouverøe (Chairman), Haakon Lorentzen and George Doremus.

Governance and Nomination Committee

The governance and nomination committee, formed in February 2005, assists the board of directors with respect to the organization, membership and function of the Board of Directors, as well as committee structure and membership. The governance and nomination committee is also responsible for defining the qualifications for candidates, recommending candidates to the board of directors for election as directors, and proposing a slate of directors for election by stockholders at each annual meeting. The governance and nomination committee also reviews annually the performance of our Chief Executive Officer and establishes and reviews annually a plan for the succession of our Chief Executive Officer in the event of an unexpected occurrence. In addition, the governance and nomination committee considers matters of corporate governance, including establishing and reviewing our corporate governance guidelines, and reviews shareholder proposals that relate to corporate governance matters. The current members of the governance and nomination committee are James B. Hurlock (Chairman), Trond Ø. Westlie and George Doremus.

Corporate Governance Requirements

We are subject to Nasdaq Marketplace Rule 4350 establishing certain corporate governance requirements for companies listed on the Nasdaq Stock Market. Pursuant to Nasdaq Marketplace Rule 4350(a), as a foreign private issuer we may follow our home country corporate governance practices in lieu of all the requirements of Rule 4350, provided that we (i) comply with certain mandatory sections of Rule 4350, (ii) disclose each other requirement of Rule 4350 that we do not follow and describe the home country practice followed in lieu of such other requirement and (iii) deliver a letter to Nasdaq from our Luxembourg counsel certifying that the corporate governance practices that we do follow are not prohibited by Luxembourg law. Our independent Luxembourg counsel has certified to Nasdaq that our corporate governance practices are not prohibited by Luxembourg law.

The requirements of Rule 4350 and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

•

Rule 4350(c)(4) requires that if there is a nomination committee, it be comprised solely of independent directors, as such term is defined in Nasdaq Marketplace Rule 4200(a)(15). In lieu of the requirements of Rule 4350(c)(4), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the nomination committee. We currently have two directors on our governance and nomination committee who satisfy the independence requirements established by the Nasdaq Marketplace Rules. One member of our governance and nomination committee, James Hurlock, would not be considered to be an “independent director” under Nasdaq Marketplace Rule 4200(a)(15), due to his employment from July 29, 2003 until June 13, 2004 as interim Chief Executive Officer of

SNTG, which is a wholly owned subsidiary of SNSA. Although James Hurlock does not technically fulfill the Nasdaq requirements for independence, our governance and nomination committee is composed entirely of non-executive directors. Mr. Hurlock ended his employment with SNTG in June 2004 and, since January 13, 2005, SNSA has not owned any of our shares.

•	Rule 4350(d)(2)(A) requires that the audit committee has at least three members, each of whom, among other things, must be independent as defined under Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. In lieu of the requirements of Rule 4350(d)(2)(A), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the audit committee. Although James Hurlock, who was appointed to the audit committee in June 2005, would not be considered an “independent director” under Nasdaq Marketplace Rule 4200(a)(15) for the same reasons discussed above with respect to the governance and nomination committee, each of our current audit committee members satisfies the independence criteria under Rule 10A-3(b)(1) of the Exchange Act.

•	Rule 4350(c)(2) requires regularly scheduled meetings at which only independent directors, as defined in Nasdaq Marketplace Rule 4200(a)(15), are present (“executive sessions”). Our independent directors, as such term is defined under Rule 4200(a)(15), do have regularly scheduled meetings except that James Hurlock also attends those meetings. As discussed above, Mr. Hurlock would not be considered independent for purposes of Nasdaq Marketplace Rule 4200(a)(15). In lieu of the requirements under Rule 4350(c)(2), we follow generally accepted business practices in Luxembourg, which do not have rules requiring regularly scheduled executive sessions and therefore permit the attendance at such “executive sessions” of Mr. Hurlock.

•	Rule 4350(f) requires that the quorum for any meeting of the holders of common stock must not be less than 33 1/3% of the outstanding shares of our common voting stock. In lieu of the requirements of Rule 4350(f), we follow generally accepted business practices in Luxembourg, which do not require a specific quorum for meetings of its shareholders (other than in specific cases required by Luxembourg law).

•	Rule 4350(g) requires that we solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. In lieu of the requirements of Rule 4350(g), we follow generally accepted business practices in Luxembourg, which do not require the provision of proxy statements for meetings of shareholders.

Other than as noted above, we comply with the corporate governance requirements of Nasdaq Marketplace Rule 4350.

Incentive Plans

We have a performance bonus plan which provides for annual cash awards to officers and employees. We also have the KSRP, now named the SMIP, which provides for a mixture of cash and shares, subject to strict performance criteria, for key staff.

Performance Bonus Plan

The performance bonus plan provides for annual cash rewards to employees based on segmental financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The compensation committee of the board of directors administers the policy. We recorded a charge of $16.0 million for compensation expense arising from the performance bonus plan in respect of fiscal year 2005. The increase of $6.1 million over fiscal year 2004 is attributable to our improved performance in fiscal year 2005.

Share Option Plans

We administer an option plan that was approved in April 2003 (the “2003 Plan”) as well as a sub-plan for an option plan for key directors and employees resident in France (the “French Plan”). Options granted under the SMIP were issued under the terms of the 2003 Plan.

The compensation committee of our board of directors administers these plans. Options are awarded at its discretion to directors and key employees.

Under the 2003 Plan, options covering up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced our previous 1993 Stock Options Plan (the “1993 Plan”). No further options are being granted under the 1993 Plan. When the plan was wound up in April 2003, the unused portion of options authorized to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan bringing the total options authorized to be granted to approximately 7.6 million. Any options granted under the French Plan will count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) are exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The key terms of options granted under the SMIP are described in “—Senior Management Incentive Plan” below.

As of April 21, 2006, under the 2003 Plan, 6,781,700 options were granted, which included 863,500 options granted under the French Plan and 2,460,000 options granted under the SMIP.

The following tables reflect total options activity for the three-year period ended November 30, 2005, including under the SMIP:

For the fiscal year ended November 30	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price
		$		$		$
Outstanding at beginning of year	10,060,311	4.81	4,564,072	7.55	3,683,292	9.85
Granted	1,151,000	9.43	5,744,700	2.68	1,249,500	1.33
Exercised	(1,368,371)	4.02	(4,734)	1.19	—	—
Forfeited	(72,939)	5.08	(152,513)	7.29	(368,720)	9.72
Expired	—	—	(91,214)	3.09	—	—
Outstanding at end of year	9,770,001	5.45	10,060,311	4.81	4,564,072	7.55
Exercisable at end of year	2,880,835	9.39	3,169,986	9.15	2,388,007	10.19
Weighted average fair value of options granted during the year		6.78		1.81		0.78

Of the options outstanding as at November 30, 2005, but not yet exercisable, 1,189,500 options had performance criteria attached under the SMIP, that need to be fulfilled before they can be exercised (2004: 1.8 million options and 2003: nil).

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rates	4.3%	3.93%	3.75%
Expected lives of options	7 years	7 years	7 years
Expected volatility	73.96%	76.9%	70.34%
Expected dividend yields	—	—	—

The outstanding options are exercisable at their respective prices set forth below and expire as indicated.

		Options outstanding		Options exercisable
As at April 21, 2006	Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
			$		$
Common Shares (range of exercise prices)
$11.21-17.99	665,040	4.37	14.53	630,540	14.59
$7.31-11.20	2,150,872	6.20	9.95	1,029,372	10.45
$3.01-7.30	1,335,707	7.13	5.45	670,557	5.91
$1.19-3.00	4,768,709	7.74	2.14	1,002,134	1.88

Total	8,920,328	7.02	5.44	3,332,603	7.74

The options granted as part of the acquisition of the former Ceanic have all been converted into Acergy S.A. Common Share options and as such are included in the tables above.

Vesting upon Change of Control

The 2003 Plan and the French Plan provide that all options issued thereunder will vest upon the occurrence of certain change of control events, including (i) the acquisition by any person unaffiliated with us of 20.0% or more of our voting securities, (ii) the merger of Acergy with another corporation, in which Acergy is not the surviving entity, and (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute at least a majority thereof without the approval of at least two thirds of the directors then still in office who were directors at the beginning of such period.

Senior Management Incentive Plan

As a condition of a new bonding facility agreement dated February 12, 2004, we were required to put in place the SMIP in order to secure the services of certain senior executives until the first quarter of 2007. The SMIP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the compensation committee of the board of directors, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring.

We have accrued for the portion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan.

The amount accrued in respect of the cash compensation element of the SMIP was $3.0 million as at November 30, 2005 and $1.4 million as at November 30, 2004. If all the objectives are met, the maximum amount payable will be $4.6 million (2003: $4.8 million).

The total cost of the options element of the SMIP recorded in 2005 was $12.1 million and in 2004 was $2.6 million, based on the exercise price of $2.30 per share and the price of our Common Shares as at November 30, 2005 of $10.41 per share (November 30, 2004: $5.86).

Since the number of share options vesting is performance-based, the compensation is measured at the end of each period as the amount by which the quoted market value of the common shares exceeds the option price specified under the plan, and is accrued as a charge to expense over the periods in which the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued expense in the periods when the changes occur until the date when the number of shares and the final market value are known. The range of the possible outcomes is determined by the achievement of the objectives discussed above (which determines the number of options that vest), and the difference between the market price on the date of exercise and the exercise price of $2.30 per share. The options under the SMIP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until 10 years from the date of grant.

The cash element of the SMIP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for as a variable plan under APB No. 25.

We adopted SFAS No. 123(R) on December 1, 2005. Under SFAS No. 123(R), the charge in respect of the options element of the SMIP will be based on the fair value of the options at their date of grant and will therefore no longer be dependent on the quoted market value of our common shares at the balance sheet date. We have chosen to adopt this standard using the modified perspective application method. Accordingly, we will not restate our previously issued results for the portion of awards that had vested at the date of adoption.

Share Ownership

As of April 21, 2006, our directors and executive officers as a group directly and indirectly owned 27,800 of our Common Shares, representing approximately 0.02% of all issued Common Shares. Each of our current directors and executive officers, including the Regional Vice Presidents of each of our segments, beneficially owns less than 1% of our outstanding Common Shares. The individual share ownership of each of our current directors and senior executive officers as of April 21, 2006 is set forth below:

Name	Number of Common Shares
Mark Woolveridge	2,800
James B. Hurlock	3,000
Haakon Lorentzen	—
J. Frithjof Skouverøe	22,000
George Doremus	—
Trond Ø. Westlie	—
Tom Ehret	—
Stuart Jackson	—
Bruno Chabas	—
Jean-Luc Laloë	—
Keith Tipson	—
Johan Rasmussen	—
Allen Leatt	—
Mark Preece	—

As of April 21, 2006, options for 3,734,507 Common Shares have been granted to our directors and executive officers and were still outstanding. Each of our current directors and executive officers, including the Regional Vice Presidents of each of our segments, holds options exercisable for shares representing less than 1.0% of our outstanding Common Shares. The following provides the number of options granted to each of our directors and senior executive officers that were still outstanding as of April 21, 2006:

Name of director	Date of Grant	Number		Exercise Price	Date of Expiry
				($)
Mark Woolveridge	June 15, 1998	3,000		16.58	June 14, 2008
	May 18, 1999	2,500		10.13	May 17, 2009
	May 1, 2000	4,000		10.25	April 30, 2010
	May 9, 2001	3,200		13.56	May 8, 2011
	December 3, 2001	3,200		6.25	December 2, 2011
	March 17, 2003	3,500		1.19	March 16, 2013
	November 12, 2004	5,000		5.02	November 11, 2014
	November 22, 2005	7,500		10.32	November 21, 2015

J. Frithjof Skouverøe	June 15, 1998	3,000		16.58	June 14, 2008
	May 18, 1999	2,500		10.13	May 17, 2009
	May 1, 2000	4,000		10.25	April 30, 2010
	May 9, 2001	3,200		13.56	May 8, 2011
	December 3, 2001	3,200		6.25	December 2, 2011
	March 17, 2003	3,500		1.19	March 16, 2013
	November 12, 2004	5,000		5.02	November 11, 2014
	November 22, 2005	5,000		10.32	November 21, 2015

Haakon Lorentzen	March 17, 2003	3,500		1.19	March 16, 2013

	November 12, 2004	5,000		5.02	November 11, 2014
	November 22, 2005	5,000		10.32	November 21, 2015

James B. Hurlock	March 17, 2003	3,500		1.19	March 16, 2013
	November 12, 2004	5,000		5.02	November 11, 2014
	November 22, 2005	5,000		10.32	November 21, 2015

George Doremus	November 12 2004	5,000		5.02	November 11, 2014
	November 22, 2005	5,000		10.32	November 21, 2015

Trond Ø. Westlie	November 12 2004	5,000		5.02	November 11, 2014
	November 22, 2005	5,000		10.32	November 21, 2015

Tom Ehret	March 17, 2003	150,000		1.53	March 16, 2013
	December 3, 2003	150,000		2.24	December 2, 2013
	May 14, 2004	1,000,000	*	2.30	May 13, 2014
	November 22, 2005	45,000		10.32	November 21, 2015

Name of senior executive officer	Date of Grant	Number		Exercise Price	Date of Expiry

Stuart Jackson	April 22, 2003	10,000		1.36	April 21, 2013
	December 3, 2003	75,000		2.24	December 2, 2013
	May 14, 2004	250,000	*	2.30	May 13, 2014
	November 22, 2005	32,500		10.32	November 21, 2015

Bruno Chabas	June 15, 1998	9,000		16.58	June 14, 2008
	May 9, 2001	20,000		13.56	May 8, 2011
	December 3, 2001	5,000		6.25	December 2, 2001
	March 17, 2003	20,000		1.19	March 16, 2013
	December 5, 2003	56,250		2.24	December 4, 2013
	May 14, 2004	250,000	*	2.30	May 13, 2014
	November 22, 2005	32,500		10.32	November 21, 2015

Johan Rasmussen	May 1, 2000	15,000		10.25	April 30, 2010
	May 9, 2001	10,000		13.56	May 8, 2011
	March 17, 2003	7,500		1.19	March 16, 2013
	December 3, 2003	27,500		2.24	December 2, 2013
	May 14, 2004	120,000	*	2.30	May 7, 2014
	November 12, 2004	9,100		5.02	November 11, 2014
	November 22, 2005	22,000		10.32	November 21, 2015

Name of senior executive officer	Date of Grant	Number		Exercise Price	Date of Expiry
				($)
Jean-Luc Laloë	May 20, 2003	5,000		1.96	May 19, 2013
	December 3, 2003	41,250		2.24	December 2, 2013
	May 14, 2004	120,000	*	2.30	May 7, 2014
	November 22, 2005	22,000		10.32	November 21, 2015

Keith Tipson	November 3, 2003	7,500		1.75	November 2, 2013
	December 3, 2003	22,500		2.24	December 2, 2013
	May 14, 2004	120,000	*	2.30	May 13, 2014
	November 22, 2005	22,000		10.32	November 21, 2015

Allen Leatt	September 25, 2003	10,000		1.62	September 24, 2013
	December 3, 2003	30,000		2.24	December 2, 2013
	May 14, 2004	120,000	*	2.30	May 13, 2014
	November 22, 2005	22,000		10.32	November 21, 2015

Mark Preece	February 2, 2004	35,000		2.60	February 1, 2014
	May 14, 2004	120,000	*	2.30	May 13, 2014
	November 22, 2005	22,000		10.32	November 21, 2015

Total		3,143,900

*	62.5% of the options have been confirmed subject to the beneficiary being employed and certain performance criteria being tested as of February 28, 2007.

Employees

Our workforce varies based on the workload at any particular time. The following table presents the breakdown of permanent employees by business segment for the last three fiscal years and temporary employees for the last fiscal year.

	Year ended November 30,
	2005 Permanent	2005 Temporary	2004 Permanent	2003 Permanent
Acergy Asia and Middle East	407	13	381	256
Acergy North America and Mexico	627	216	689	626
Acergy Northern Europe and Canada	942	399	828	858
Acergy Africa and Mediterranean	1,223	1,241	1,412	1,532
Acergy South America	406	25	391	426
Acergy Corporate (including stand-alone businesses)	837	439	436	1,194

Total	4,442	2,333	4,137	4,892

A significant number of our offshore employees are represented by labor unions. As part of the normal course of business, a number of union agreements come up for annual renegotiation in 2006. We believe that we maintain a good relationship with our employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

During the fiscal year 2004, we sold a number of activities including the ROV drill services, Serimer Dasa and Paragon Litwin businesses, resulting in a reduction in headcount of 660 employees. In addition, our interest in the Paragon Engineering Services, Inc. business was sold to a subsidiary of AMEC plc. in early 2005, resulting in a further reduction of 545 employees. The sale to Cal Dive of the Conventional and shallow water IMR assets in Acergy North America and Mexico, which was completed on March 15, 2006 with the sale of the Seaway Kestrel, resulted in a further reduction of approximately 500 employees.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

Except as set forth below, we are not, directly or indirectly, owned or controlled by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Acergy.

Set forth below is information concerning the share ownership of all persons who beneficially owned 5.0% or more of the Common Share equivalents, as of April 21, 2006. The shareholders listed below do not possess voting rights that differ from any other shareholder.

Name of Beneficial Owner	Number of Common Shares Owned		Percentage of Common Shares Owned
Holdings as at April 21, 2006
DWS Investment GmBH	19,218,430		9.9%
GE Asset Management	18,845,293		9.8%
Artisan Partners, LP	18,752,800		9.7%
Holdings as at May 9, 2005
None	—		—
Holdings as at April 30, 2004
SNTG	79,414,260	(1)(2)	49.2%
Odin	11,862,020	(3)	7.4%

(1)	On February 25, 2004, SNTG sold 2,000,000 Common Shares. In consideration for the cancellation of debt owned by us to SNTG (which we refer to as the “Debt Conversion”) on April 20, 2004, SNTG received 22,727,272 of our Common Shares.
(2)	On January 13, 2005, SNTG sold its remaining shareholdings of 79,414,260 of our Common Shares. As a result, SNSA no longer holds, directly or indirectly, any of our Common Shares.
(3)	Includes 6,730,520 Common Shares owned by Odin Norden, 4,000,000 Common Shares owned by Odin Norge and 1,131,500 owned by Odin Offshore Odin Forvaltning AS.

The information provided above was compiled from publicly available information and data provided by third parties and accordingly we are not able to confirm the accuracy of this information. We are not able to determine the number of record holders in Luxembourg or the number of Common Shares held in Luxembourg. The numbers provided were compiled from publicly available information filed with the SEC and returns filed with Verdipapirsentralen (“VPS”), the Norwegian Central Securities Depository, as at April 21, 2006.

As of March 24, 2006 the record date for the annual general meeting of shareholders, all of our 193,202,337 Common Shares were registered in the VPS, in the names of 1,313 shareholders. Excluding outstanding Common Shares registered in the name of Deutsche Bank Trust Company Americas as depositary for the ADSs and treasury shares, held by one of our subsidiaries, it is estimated that the free float of Common Shares on Oslo Børs is 154,986,404 as of March 24, 2006.

Related Party Transactions

Relationship with SNSA

Until January 13, 2005, our principal shareholder was SNSA, which held our shares indirectly through its wholly owned subsidiary SNTG. On January 13, 2005, we announced that SNSA had sold the 79,414,260 Common Shares, representing approximately 41.7% of the outstanding shares, previously held by SNSA to institutional investors in the United States and Europe. As a result, SNSA no longer, directly or indirectly, holds any of our shares.

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

Financial Interaction

We had a number of financial relationships with SNSA and SNTG before we entered into the new $350 million revolving credit and guarantee facility in November 2004. For further detailed information about such financial relationships, see Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Relationship with SNSA” and Item 10. “Additional Information—Material Contracts” in our annual report on Form 20-F for fiscal year ended November 30, 2003.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal year 2005, SNSA supplied, through a subsidiary, risk management services and, until the end of June 2005, accounting services to us partly for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services. The fee is subject to negotiation and agreement between us and SNSA on an annual basis. Prior to fiscal year 2005, the services also comprised financial, public relations and other services. The fees for these management services were $0.3 million, $2.6 million and $3.4 million for the period to January 13, 2005 and the fiscal years 2004 and 2003, respectively. The fee was included as a component of SG&A expenses in the Consolidated Statements of Operations. SNSA ceased to be a related party on January 13, 2005 when it sold its remaining shareholding in us.

In addition to the above corporate services, SNSA provided various services to us, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of cost of insurance premiums of $2.4 million during fiscal year 2005 and total service fees of $0.5 million mainly related to management services. The fees we paid during fiscal year 2004 were offset by our receipt of final settlement of certain insurance premiums paid previously, and resulted in net payments to us of $0.7 million. We paid fees for these services of $7.9 million for fiscal year 2003. These fees were included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations.

Insurance

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company (“Marlowe”) through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA’s phased sale of its holdings of our stock, during fiscal year 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. We have not yet settled our accounts with Marlowe and have not transferred our minority shareholding in Marlowe. However, we have agreed the mechanism for resolving this matter with SNSA and the settlement is expected in due course upon close out of relevant insurance years. There is no significant exposure to loss as a result of this delay in settlement.

Service Mark Agreement

We and SNSA were parties to an agreement under which we were granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in us, we were obliged to change our name and logo at SNSA’s request. It had been agreed with SNSA that we could use the name and logo until August 31, 2006. We changed our name to “Acergy S.A.” effective on April 10, 2006. Our operating subsidiaries had already changed their names and branding and have been operating as “Acergy” since February 1, 2006.

Intercompany Payments

The table below sets out our payments to and receipts from SNSA and its subsidiaries for fiscal years 2005, 2004 and 2003.

	For the year ended November 30,
Payments (Receipts)	2005(a)	2004	2003
	($ millions)
Corporate services agreement	0.3	2.6	3.4
Interest charges	—	—	3.5
Insurance premia payable	—	9.6	6.6
Receipts under captive insurance policy	—	(13.2)	(3.0)
Other services	2.9	(0.7)	7.9

Total	3.2	(1.7)	18.4

(a)	SNSA ceased to be a related party on January 13, 2005 when it sold its remaining shareholding in our Company

We had a commitment from SNSA to provide a subordinated credit line of $50 million. On May 30, 2003, we drew the full amount on this facility. This subordinated credit line was converted into 22,727,272 Common Shares on April 20, 2004 upon the completion of the Debt Conversion.

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

Other Related Party Transactions

For commercial reasons, we have structured certain contractual services through joint ventures. The following table is a summary of our transactions with these joint ventures. See further information in Item 5. “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in and Advances to Non-Consolidated Joint Ventures.”

Income statement data:

	Year ended November 30,
	2005	2004	2003
	($ millions)
Income received for services provided to the joint ventures	43.1	43.7	60.6
Payments made for services received from the joint ventures	—	6.3	55.3

Balance sheet data:

	As of November 30,
	2005	2004	2003
	($ millions)
Short term accounts receivable from the joint venture	8.7	8.1	27.6
Long term accounts receivable from the joint venture	—	—	6.7
Short term loan to the joint venture (NKT Flexibles)	7.7	—	—
Accounts payable to the joint venture	0.1	0.1	29.8

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2005 and 2004 respectively:

Share in Net Income (Loss) of Joint Ventures and Associates

	Year ended November 30,
	2005	2004	2003
	($ millions)
NKT Flexibles	0.1	(5.0)	(10.0)
MPG	5.2	(3.1)	(0.8)
Sonamet/Sonastolt	—	7.0 (a)	4.9
Seaway Heavy Lifting Limited	8.5	5.9	3.2
Acergy/Subsea 7	7.3	3.5	4.0
Kingfisher D.A.	3.9	0.6	(0.9)
Dalia FPSO	1.8	(1.7)	—
EPIC JV	0.1	7.8	—

Total	26.9	15.0	0.4

(a)	Excludes Sonamet and Sonastolt data for the fiscal year ended November 30, 2005 and six months ended November 30, 2004.

	Year ended November 30,
	2005	2004
	($ millions)
Opening Balance	23.6	43.0
Share in net income of joint ventures and associates	26.9	15.0
Dividends distributed to Acergy	(14.0)	(19.7)
Consolidation of Sonamet & Sonastolt as at May 31, 2004	—	(27.1)
Increase in investment	—	4.9
Reclassification of negative balance to liabilities	(2.9)	2.9
Impact of currency translation	(1.5)	4.9
Change in fair value of derivative instruments	(4.3)	(0.3)
Other	—	—

Closing Balance	27.8	23.6

No long-lived asset impairment charges were recorded by our joint ventures during fiscal years 2004 and 2005. In fiscal year 2003, charges totaling $9.1 million in respect of our share of tangible asset impairments were booked by three of our equity joint ventures, NKT Flexibles ($6.6 million), Kingfisher D.A. ($1.4 million) and Sonastolt ($1.1 million).

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributions

Dividends totaling $14.0 million were received in fiscal year 2005 from three joint ventures (EPIC JV, Subsea 7 and Kingfisher D.A.). The dividends of $19.7 million in fiscal year 2004 were from four joint ventures (EPIC JV, SHL, Subsea 7 and Kingfisher D.A.).

Consolidation impact of Sonamet and Sonastolt

Sonamet and Sonastolt ceased to be accounted for using the equity method on May 31, 2004, when we adopted FIN46R. Our share of the net assets of the joint ventures was $27.1 million as at May 31, 2004. An analysis is included in Note 5 to the Consolidated Financial Statements.

Increase in Investment

On March 25, 2004, we made a cash investment of $4.9 million in NKT Flexibles. In the same month, NKT Flexibles repaid $3.3 million of short-term debt to us. During the fiscal year 2004, we made additional short-term advances to NKT Flexibles totaling $5.7 million, against which a full provision for doubtful recovery was recorded as at November 30, 2004, as we did not believe it was probable of collection. In fiscal year 2005, this provision was released on the basis of improved forecast future cash flows of NKT Flexibles, which indicate that advances made to NKT Flexibles will be repaid in full. No further investments were made in any of the joint ventures during fiscal year 2005, but additional loans of $2.0 million were made to NKT Flexibles bringing the total shown under other current assets to $7.7 million as at November 30, 2005.

Reclassification of Negative Equity Balance as Liabilities

We accrue losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture. Our share of any net liabilities of joint ventures are classified in accounts payable and accrued liabilities. Accordingly, we recorded a $2.9 million reclassification in fiscal year 2004 in respect of our share of liabilities arising from a warranty claim from MPG’s client. In fiscal year 2005, MPG reached an agreement on the warranty claim with the client and we released the provision.

Impact of Currency Translation

This relates to the translation of our investment in the equity of joint ventures which have a functional currency other than the U.S. dollar, and relates mainly to NKT Flexibles, Kingfisher D.A. and MPG.

Change in Fair Value of Derivative Instruments

This item is our share of the movement in fair values of forward contracts taken out during fiscal years 2003 to 2005 by the Dalia joint venture. We reported this through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met.

Transactions with Directors, Officers and Employees

Our Articles of Incorporation provide that any director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting of the board of directors at which the matter is considered. Such director’s interest in any such transaction must be reported at the next general meeting of shareholders. A director who owns less than 5.0% of our capital stock or of the other party whose transaction with us is being submitted to our board of directors for its approval is not subject to the provisions of this paragraph.

Although this is no longer the practice, historically we have provided loans to our senior management for relocation expenses. As of April 21, 2006, there are no such loans outstanding.

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

Under the terms of the $350 million revolving credit and guarantee facility, we are prevented from paying dividends in excess of 50% of the net profit in any 12-month period.

Significant Changes

Except as otherwise disclosed in Item 5. “Operating and Financial Review and Prospects—Subsequent Events” and elsewhere in this Report, there has been no material change in our financial position since November 30, 2005.

Item 9.	The Offer and Listing.

Trading Markets

Our Common Shares trade in the form of ADSs in the United States on Nasdaq under the symbol “ACGY” and are listed in Norway on Oslo Børs under the symbol “ACY.”

The following table sets forth the high and low last reported sale prices for our ADSs reported on Nasdaq and the closing prices for our Common Shares reported on Oslo Børs during the indicated periods.

	ADSs* Nasdaq		Common Shares Oslo Børs
	High	Low	High	Low
	($)		(NOK)
Annual Highs and Lows (Fiscal Years)
2001	15.88	6.15	141.00	57.00
2002	9.29	1.14	80.00	8.50
2003	2.75	1.11	20.30	7.85
2004	5.96	2.09	37.60	12.64
2005	13.28	5.21	83.50	32.10

Quarterly Highs and Lows
Fiscal Year 2004
First Quarter	3.90	2.12	26.60	12.64
Second Quarter	3.70	2.09	25.70	15.20
Third Quarter	4.00	2.33	27.20	16.70
Fourth Quarter	5.96	3.95	37.60	27.20
Fiscal Year 2005
First Quarter	7.99	5.21	49.60	32.10
Second Quarter	8.63	6.87	54.25	45.50
Third Quarter	13.28	6.95	83.50	49.50
Fourth Quarter	13.26	9.12	83.00	58.75
Fiscal Year 2006
First Quarter	13.52	10.27	92.25	69.25

Monthly Highs and Lows
Fiscal Year 2005
November 2005	11.20	9.18	74.00	60.75
Fiscal Year 2006
December 2005	11.69	10.27	79.00	69.25
January 2006	13.49	11.57	91.00	78.00
February 2006	13.52	11.58	92.25	78.50
March 2006	15.68	13.00	105.00	87.50
April 2006	17.71	14.70	112.00	96.00

*	Prior to March 7, 2001, Common Shares did not trade in the form of ADSs on Nasdaq, but traded as Common Shares. All share prices have been adjusted to reflect the reclassification of Class A Shares to Common Shares on a one-for-one basis on March 7, 2001.

The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

On April 21, 2006, the last reported sale price of our ADSs on Nasdaq was $17.24 per ADS, and the closing price of our Common Shares on Oslo Børs was NOK 108.00 per share.

Item 10.	Additional Information.

Organization and Register

Acergy S.A. is a “Société Anonyme Holding,” organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. We were incorporated in Luxembourg in 1993 as the holding company for all of our activities.

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

Objective and Purposes

Article 3 of the Articles of Incorporation set forth our objective as a holding company, namely to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry. More generally, we may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which we will administer and exploit; we may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of Acergy or companies that are subsidiaries of or associated with or affiliated with Acergy; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

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

Authorized Shares

Our authorized share capital consists of 230,000,000 Common Shares, par value $2.00 per share, and consists of Common Shares only. According to our Articles of Incorporation, our board of directors, or delegate(s) duly appointed by our board of directors, is authorized to issue additional Common Shares, at such times and on such terms and conditions, including issue price, as our board of directors or its delegates may in its or their discretion resolve, up to a maximum of 230,000,000 Common Shares (less the amount of Common Shares already issued at such time), par value $2.00 per share. When doing so, our board of directors may suppress the preferential subscription rights of our existing shareholders to the extent it deems advisable. This authorization granted to the board of directors shall lapse five years after publication of the amendment of our Articles of Incorporation in the Luxembourg Official Gazette-Memorial C. The amendments of the Articles of Incorporation regarding the above quoted authorized capital were approved at the annual general meeting of shareholders held on May 27, 2004 and publication of such amendment in the Official Gazette occurred on August 17, 2004. From time to time we take such steps that are required to continue the authorized capital in effect.

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

Authority to Acquire Own Shares (Treasury Shares)

At the annual general meeting of shareholders on May 27, 2005, the resolutions passed by the shareholders authorized us, or any wholly owned subsidiary, to acquire Common Shares from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the board, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law. The authorization was granted for purchases completed on or before August 31, 2006. Such authorizations have customarily been renewed at our annual general meetings of shareholders.

The board authorization is not limited to a certain amount of Common Shares, however, Luxembourg Company Law generally requires that we may not hold more than 10% of our own shares. Furthermore, we may not purchase our own shares if and to the extent this will reduce our net assets below the aggregate of our share capital and legal reserve.

Treasury Shares

On March 10, 2003, we paid NKT Holdings A/S $13.5 million in respect of the settlement of our liability in the event the 879,121 Common Shares owned by NKT Holdings A/S could not be sold at a certain price. These shares were initially issued to NKT Holdings A/S as partial consideration for our acquisition of 49.0% of NKT Flexibles in December 1999. As of March 31, 2006 all of the 879,121 Common Shares are held as treasury shares through our indirect subsidiary Acergy Investing Limited.

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

Change in Control

Except as described above, there are no provisions in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of Acergy and that would only operate with respect to a merger, acquisition or corporate restructure involving us or any of our subsidiaries. However, it should be noted that the 2003 Plan and the French Plan provide that all options issued thereunder will vest upon the occurrence of certain change of control events. See Item 6. “Director, Senior Management and Employees—Incentive Plans—Vesting upon Change of Control.”

No Mandatory Bid Requirements

Our Articles of Incorporation do not contain any provision requiring a shareholder who reaches a certain threshold of shares to make a mandatory bid for our other outstanding shares. However, applicable stock exchange regulations may do so.

Material Contracts

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the agreements which have been filed as exhibits to this Report and are incorporated by reference herein.

Credit and Guarantee Facility

On November 8, 2004 we entered into a $350 million multi-currency revolving credit and guarantee facility with a consortium of banks. This facility allows us to borrow by means of revolving loans up to $175 million and to request the provision of bank guarantees of up to $ 175 million. Additional bank guarantees can be requested up to the amount not borrowed under the $175 million set aside for revolving loans.

The facility is guaranteed by us and all of our material operating companies and ship-owning subsidiaries. The facility is secured by a first mortgage on most of the vessels owned by such guarantors, as well as assignment of earnings, insurances and requisition compensation with respect to certain vessels. Following the sale of certain vessels to Cal Dive, the availability for borrowing under the facility as at March 15, 2006 was reduced to $311.6 million and will remain at this level until such time as further security is provided.

For a further description of the risks relating to and for further information regarding the $350 million revolving credit and guarantee facility, see Item 2. “Key Information—Risk Factors—Financial Risks” and Item 5. “Operating and Financial Review and Prospects—Description of Indebtedness—The $350 Million Revolving Credit and Guarantee Facility.”

Sale of Assets to Cal Dive

Pursuant to an asset purchase agreement dated April 11, 2005 with Cal Dive, as amended, we agreed to sell certain Conventional and shallow water IMR assets that form part of the business of Acergy North America and Mexico to Cal Dive for consideration of $122.9 million in cash, subject to adjustment based on the condition of the assets at the closing date. The assets involved include: The DLB801 pipelay barge; the Seaway Kestrel; the Seaway Defender; the American Constitution; the American Star; the American Triumph; the American Victory; the American Liberty; the American Diver; and the shore support bases at Port of Iberia and Port Fourchon in

Louisiana. As part of the settlement with the Antitrust Division of the Department of Justice pursuant to the Hart-Scott Rodino Act, Cal Dive agreed to sell the Seaway Defender. We closed the first phase of the sale involving seven ships and the shore support bases and equipment in November 2005. We completed the sale of the DLB801 and the Seaway Kestrel to Cal Dive in January 2006 and March 2006, respectively. See Item 5. “Operating and Financial Review and Prospects—Subsequent Events.”

The asset purchase agreement contains customary representations and warranties by us to Cal Dive, as well as customary representations and warranties by Cal Dive to us. The asset purchase agreement provides that from and after the closing date, Cal Dive will indemnify us and hold us harmless against liabilities and expenses that are incurred by us that are attributable to any breach of any representation, warranty or covenant of Cal Dive under the asset purchase agreement and that are attributable to the assets or arising under the assigned leases on and after the closing date. Under the asset purchase agreement, we agreed to indemnify and hold Cal Dive harmless against liabilities and expenses that are incurred by Cal Dive that are attributable to: any breach of a representation, warranty or covenant by us; any and all taxes attributable to the assets relating to the period prior to the closing date; and any liens, leases, easements or other permitted encumbrances in existence at the closing date. Our liability, however, will not exceed the purchase price, as adjusted.

Under the asset purchase agreement, Cal Dive agreed to assume the performance of any of our contracts with third parties that had work remaining to be performed as of the closing date. If Cal Dive incurs losses in excess of $1 million on such pending projects, we will liable for such excess losses and Cal Dive’s liability will not exceed 10% of the revenue on such pending project relating to the period from and after the closing date.

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

Luxembourg Taxation of Acergy

We are a company incorporated under Luxembourg law, and as such we enjoy the special tax status granted to billionaire holding companies under the Law of July 31, 1929 and the Grand Ducal Decree of December 17, 1938. These companies can carry out a limited number of activities, including the holding of shares and securities and the financing of affiliated companies.

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

Residents of Luxembourg who enjoy a special tax regime in Luxembourg

Dividends distributed to holding companies subject to the law of July 31, 1929 (the conditions laid down therein) to undertakings for collective investments are not subject to any Luxembourg tax. Capital gains realized upon the sale of the Common Shares by holding companies subject to the law of July 31, 1929 and by undertakings for collective investments are not subject to any Luxembourg tax. Common Shares held by holding companies subject to the law of July 31, 1929 by undertakings for collective investments and to the investment companies in risk capital (“SICAR”) ruled by the law of June 15, 2004 are not subject to net wealth tax.

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

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This description addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This description does not address tax considerations applicable to:

•	holders of Common Shares or ADSs that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities,

•	taxpayers that have elected to use mark-to-market accounting,

•	persons that received Common Shares or ADSs as compensation for the performance of services,

•	persons that will hold Common Shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes,

•	certain former citizens or long-term residents of the United States,

•	persons that have a “functional currency” other than the U.S. dollar, or

•	holders that own, or are deemed to own, 10.0% or more, by voting power or value, of the stock of Stolt Offshore.

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

Dividends received by you with respect to Common Shares or ADSs will be treated as foreign source income, which, if you are a U.S. Holder, may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income.” U.S. Holders should note that the “financial services income” category will be eliminated with respect to taxable years beginning after December 31, 2006, and the foreign tax credit limitation categories after such time will be limited to “passive category income” and “general category income.”

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder of Common Shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received on Common Shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Common Shares or ADSs

If you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of Common Shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the Common Shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such Common Shares or ADSs exceeds one year (i.e., it is a long-term capital gain). If you are a U.S. Holder, gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

If you are a Non-U.S. Holder of Common Shares or ADSs, subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of Common Shares or ADSs, other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an “exempt recipient,” if you fail to furnish your correct taxpayer identification number or otherwise fail to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of Common Shares or ADSs. We urge you to consult your own tax advisor concerning the tax consequences of your particular situation.

Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, we file reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 100 F Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Documents concerning Acergy that are referred to in this Report may be inspected at our principal executive offices, c/o Acergy M.S. Limited, Dolphin House, Windmill Road, Sunbury-on-Thames, TW16 7HT England.

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

Foreign-Exchange Risk Management

Our reporting currency is the U.S. dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia

and Middle East. In Acergy Africa and Mediterranean, the functional currencies are the Euro and U.S. dollar. In Acergy Northern Europe and Canada, the functional currencies are the Norwegian kroner, the British pound sterling, the Canadian dollar and the U.S. dollar. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures were gains of $6.1 million, $8.5 million and $25.4 million for fiscal years 2005, 2004, and 2003, respectively. These are recorded in “Other comprehensive income” in the Consolidated Statement of Shareholders’ Equity of the Consolidated Financial Statements.

We are also exposed to fluctuations in several other currencies resulting from operating expenditures and one-off liabilities. Our currency rate exposure policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures. All of the instruments are used as economic hedges against forecasted underlying operating exposures. As noted in Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies—Accounting for Derivatives” we have concluded that these transactions cannot be designated as accounting hedges in accordance with SFAS No. 133 and have accounted for the effect of mark-to-market valuations through our “Consolidated Statements of Operations of the Consolidated Financial Statements.” We do not engage in currency speculation.

Interest-Rate Risk Management

Our exposure to third party interest rate fluctuations result primarily from floating-rate credit facilities tied to the LIBOR.

Sensitivity Analysis

We use a VAR model to estimate the maximum potential loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

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

The fair value losses shown in the table below have no impact on our results or financial condition.

VAR as at November 30, (in millions)	2005	2004
	$	$
Interest rates	—	—
Foreign exchange rates	1.7	0.1

The increase in the VAR from $0.1 million to $1.7 million was attributable to the significant increase in the financial instruments held by us during fiscal year 2005.

A discussion of our accounting policies for financial instruments is included above in Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies—Accounting for Derivatives” and in Note 2 to the Consolidated Financial Statements. Disclosure relating to financial instruments is included in Note 28 to the Consolidated Financial Statements.

Based on our overall interest rate exposures as at February 28, 2006, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

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

Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of November 30, 2005, the end of the period covered by this Report. Because of the existence at that date of four “material weaknesses” in our internal control over financial reporting, which are described below, they have concluded that such disclosure controls and procedures were not effective as of that date to achieve their intended objectives.

The term “internal control over financial reporting” is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

We have undertaken a comprehensive and systematic review of our internal control over financial reporting during fiscal years 2004 and 2005. This review has been conducted by an internal team, acting at the direction of and reporting to our chief executive officer and chief financial officer and related to our preparation for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. During the course of these activities, we have identified certain deficiencies in the design or operation of our internal control over financial reporting. We have classified these deficiencies using the following classification from the Public Company Accounting Oversight Board:

•	Material Weakness: A “material weakness” is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

•	Significant Deficiency: A “significant deficiency” is a control deficiency, or a combination of control deficiencies, that adversely affects a company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected.

•	Control Deficiency: A “control deficiency” exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

During the course of the financial close and the preparation of our Consolidated Financial Statements for fiscal year 2005, our management identified the existence of four “material weaknesses,” one “significant deficiency” and one “control deficiency.” Our audit committee was notified of all of these matters.

The “material weaknesses” identified are as follows:

•

The aggregation of deficiencies that we identified through the review and testing of our internal control processes for Sarbanes-Oxley compliance purposes and were still outstanding as at November 30, 2005. This does not reflect any particular weakness. Instead, this weakness reflects the sheer volume of deficiencies that we have identified in our review, including those identified in this Report and numerous other deficiencies that do not rise to the level of a “control deficiency.” We are concentrating significant resources on remediation. For example, we have established a company-wide internal controls compliance database and we implemented a comprehensive monitoring program which, in fiscal year 2005 and the first quarter of fiscal 2006, included three rounds of testing our controls and procedures by an internal team dedicated to improving our internal control over financial reporting. We also hold monthly Sarbanes-Oxley Steering Committee meetings. Our internal monitoring team includes our Head of Compliance and dedicated staff acting under the direction of and reporting to our chief executive officer and chief financial officer. The Sarbanes-Oxley Steering Committee members include our chief executive officer, chief financial officer, chief operating officer and general counsel.

Representatives of our independent public accountant, Deloitte & Touche LLP are also invited to attend certain meetings of this committee.

•	Insufficient control over financial reporting of tax, which we identified as a “control deficiency” as at November 30, 2004 and which we have reclassified as a “material weakness” as at November 30, 2005 in view of the complexity of our tax structure and the changes that continue to be required. To address this issue, in the first and second quarters of fiscal year 2005, we recruited tax managers for each of our geographic segments, and we increased our corporate tax department staff in the third quarter of fiscal year 2005. These changes are the first step in improving our tax reporting, which we intend to follow up in fiscal year 2006 by preparing quarterly tax computations in parallel with the underlying financial results and ensuring that clear lines of responsibility and prioritization are enforced with regard to all tax-related matters.

•	Inadequate controls over the posting of journal entries, including the enforcement of independent approval of journal entries and inadequate supporting documentation. Due to these inadequacies and the lack of segregation of duties of employees preparing, approving, and posting journal entries, there is a risk that management can override internal controls related to journal entries. We have initiated a number of remedial measures by reinstating certain preventative internal controls over journal entries, including: instituting detailed monthly reviews of journal entries by supervisory and management employees; requiring evidence of independent approval before recording journal entries; and reinforcing the requirements for supporting documentation.

•	The lack of visibility in our anti-fraud processes, which we identified as a “control deficiency” as at November 30, 2004 and have reclassified as a “material weakness” as at November 30, 2005, due to our belief that our commitment to legal and ethical conduct may not be fully understood and embedded throughout our company. We undertook considerable work during fiscal year 2005 to address this issue, including: the hiring of a full-time Head of Compliance officer; a formal fraud risk assessment by senior management; the revision of our Code of Business Conduct to reinforce the language on what is deemed unacceptable practices, including fraud, and was also in recognition of an enhanced focus by authorities in this area, including the Foreign Corrupt Practices Act; the enhancement of our whistleblower program; the presentation of a fraud awareness program in the regional offices; the public reinforcement of the message by our chief executive officer; and the delivery of two compliance workshops for the controllers of each of our segments. Our external advisers are currently reviewing our updated anti-fraud policy. We have scheduled an anti-fraud campaign, involving, road shows, self-certification by key management and the appointment and training of anti-fraud officers for each of our segments, to commence in May 2006 to further reinforce an anti-fraud culture within our company.

The “significant deficiency” we identified is as follows:

•

The reporting and consolidation effort in Acergy Africa and Mediterranean, which we identified as a “material weakness” in fiscal year 2004. We undertook a number of remedial activities during fiscal year 2005, including: regular joint meetings between senior finance representatives of Acergy Africa and Mediterranean and Acergy Corporate to focus on improving the financial closing process; the establishment of detailed timetables for the financial close of the third and fourth quarters of fiscal year 2005, which were approved by the Vice President of Acergy Africa and Mediterranean; and a line-by-line reconciliation of the management accounts to our financial results. These improvements have led us to a reclassify this material weakness as a significant deficiency as at November 30, 2005. Since Acergy Africa and Mediterranean represents a significant portion of our activities, we decided to include the remediation process of this segment in a broader company-wide program to simplify our legal entity structure and the associated financial close process. However, at November 30, 2005, the reconciliation of the management accounts to our financial results was still considered too complex and time-consuming and we recorded more closing adjustments than we considered acceptable as at this date. For example, we had to record certain closing adjustments after the announcement of our year end earnings due to revisions of certain project estimates. As a result, it was difficult to maintain our reporting timetable. Since November 30, 2005, we have created the new position of Group Process Controller (with responsibility for improving financial processes) and plan to continue to work on improving the financial close process, by (for example) finalizing and appropriately documenting key judgments in advance of the close (where appropriate), and performing more detailed reviews of segmental reporting submissions.

Our review identified the following “control deficiency”:

•	Insufficient U.S. GAAP expertise, which we identified as an “control deficiency” as at November 30, 2004. To address this point, we undertook certain remedial actions during fiscal year 2005, including: conducting external and internal U.S. GAAP training sessions for key groups and staff members in each of our segments; appointing a U.S. GAAP “champion” in each of our segments to act as a focal point for training and research; and holding U.S. GAAP compliance meetings with our independent auditors both before and after the end of fiscal year 2005. Despite our remediation efforts, this still constitutes a “control deficiency” at November 30, 2005, due to the identification of various accounting errors, which were corrected through audit adjustments at both year ends. We plan to conduct further work in fiscal year 2006, including implementing a comprehensive system of regular U.S. GAAP training, updating key group employees as well as the U.S. GAAP champions, and facilitating regular dialogue with our independent auditors on upcoming U.S. GAAP issues.

In our Form 20-F for fiscal year 2004, we identified as of November 30, 2004 certain weaknesses in our internal control over financial reporting that were remedied during fiscal year 2005.

We identified the following matter as a “significant deficiency” at November 30, 2004, but resolved it in fiscal year 2005:

•	Weaknesses in internal control over financial reporting in our West African operations. During fiscal year 2005, we improved the quality of the accounting staff in our West African operations and improved the training given to that staff on our accounting procedures. We upgraded the local accounting package in our West African subsidiaries and our telecommunications links in Nigeria. We increased operational audit review and recruited two additional experienced expatriate managers.

Additionally we resolved the following “control deficiencies” in fiscal year 2005:

•	Insufficient controls over the valuation of inventory in Acergy South America. During fiscal year 2005, we implemented our standard inventory control procedures to ensure regular stock counts in Acergy South America, which we reinforced by conducting an extensive training program to ensure that all staff involved fully understood those procedures.

•	Deficiencies in the accounting for contingent liabilities. During fiscal year 2005, we implemented an improved tracking database that allowed us to monitor and control contingent liabilities booked throughout our company.

Except for the changes disclosed herein, there has been no change in our internal control over financial reporting that occurred during the period covered by this Report that has materially affected, nor is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert.

The Board of Directors has determined that Trond Ø. Westlie is an audit committee financial expert. Mr. Westlie is an independent director as such term is defined under the Nasdaq Marketplace Rules.

Item 16B.	Code of Ethics.

We have adopted a Code of Business Conduct applicable to all of our directors, employees and officers, which also constitutes the Code of Ethics applicable to our chief executive officer, chief financial officer, controller and persons performing similar functions, in accordance with the Sarbanes-Oxley Act of 2002 and the applicable laws and regulations of the Securities and Exchange Commission and the Nasdaq. We undertake to provide any person without charge, upon request, a copy of such Code of Business Conduct. Any questions may be directed as follows:

Julian Thomson / Deborah Keedy

Investor Relations

Acergy S.A.

c/o Acergy M.S. Limited

Dolphin House,

Windmill Road,

Sunbury-on-Thames

Middlesex, TW16 7HT

United Kingdom

Tel: +44-(0)-1932 773764

+1 877 603 0267 (U.S. Toll Free)

Fax: +44-(0)-1932 773701

Email: julian.thomson@acergy-group.com

deborah.keedy@acergy-group.com

In March 2006, we made certain changes to our Code of Business Conduct to reinforce the language on what we deem unacceptable business practices, and to generally reflect our increased focus on controls to prevent fraud within our company, including, among other things, incorporating the requirements of the U.S. Foreign Corrupt Practices Act. No waivers to the Code of Business Conduct have been granted to our chief executive officer, chief financial officer, controller or persons performing similar functions.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth aggregate fees billed to us by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) in each of our previous two fiscal years:

(in millions)	2005	2004
Audit fees	$3.4	$3.1
Audit-related fees	0.4	0.2
Tax fees	0.2	0.1
All other fees	<0.1	<0.1

Total	<4.1	<3.5

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte & Touche for the audit of our consolidated and individual statutory financial statements for each of the fiscal years 2005 and 2004, and the reviews of the financial statements included in interim consolidated financial statements during fiscal years 2005 and 2004.

Audit-Related Fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under “—Audit Fees,” in each of the fiscal years 2005 and 2004. In fiscal year 2005, audit related fees principally consisted of fees relating to pre-attestation services in respect of the Sarbanes-Oxley Act of 2002. In fiscal year 2004, audit-related fees principally consisted of fees relating to the preparation of a prospectus filed with Oslo Børs in connection with an equity offering, procedures relating to the sale of Paragon Litwin, assistance with an informal inquiry by the SEC and audit of the U.S. pension plan.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte & Touche for tax compliance, tax advice and tax planning in each of the fiscal years 2005 and 2004. In fiscal year 2005, tax fees principally consisted of fees for advisory services related to a Dutch subsidiary and compliance related to foreign subsidiaries, including Australia and Brazil. In fiscal year 2004, tax fees principally consisted of fees for advisory related to a Dutch subsidiary and Brazilian tax compliance.

All Other Fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “—Audit Fees,” “—Audit-Related Fees” and “—Tax Fees,” provided by Deloitte & Touche in each of the fiscal years 2005 and 2004. In fiscal year 2005, other fees principally consisted of fees for offsite facilitation, including workshops. In fiscal year 2004, all other fees billed principally consisted of fees for advice on remuneration.

Audit Committee Pre-Approval Policy and Procedures

Our audit committee adopted a policy on November 18, 2002 to pre-approve all audit and non-audit services provided by our independent public accountants provided to us or our subsidiaries prior to the engagement of our independent public accountants with respect to such services. Prior to engagement of the independent public accountants for the next year’s audit, management submits to the audit committee for approval a list of services and related fees expected to be rendered during that year within each of four categories of services—audit, audit related, tax, and all other services. Prior to engagement, the audit committee pre-approves the independent public accountants’ services within each category. The audit committee may delegate one or more members who are independent directors of the board of directors to pre-approve the engagement of the independent public accountants. If one or more members of the audit committee delegated to do so have pre-approved the engagement of the independent public accountants, the approval of this engagement will be placed on the agenda of the next audit committee meeting for review and ratification. Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18. “Financial Statements.”

Item 18.	Financial Statements.

See pages F-1 to F-55 and S-1, which are incorporated herein by reference.

Audited Consolidated Financial Statements of Stolt Offshore S.A., subsequently renamed Acergy S.A.

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the fiscal years ended November 30, 2005, 2004 and 2003.

Consolidated Balance Sheets as of November 30, 2005 and 2004.

Consolidated Statements of Shareholders’ Equity for the fiscal years ended November 30, 2005, 2004 and 2003.

Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2005, 2004 and 2003.

Notes to Consolidated Financial Statements.

Separate unaudited financial statements of EPIC JV for the fiscal year ended November 30, 2005 and audited financial statements for the fiscal year ended November 30, 2004, attached as Exhibit 15.1 to this Report, separate unaudited financial statements of NKT Flexibles for the fiscal year ended December 31, 2005 and audited financial statements for the fiscal year ended November 30, 2004, attached as Exhibit 15.2 to this Report and separate unaudited financial statements of Seaway Heavy Lifting for the fiscal year ended December 31, 2005 and audited financial statements for the fiscal year ended November 30, 2004, attached as Exhibit 15.3 to this Report, are being filed pursuant to Rule 3-09 of Regulation S-X and are incorporated herein by reference.

Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts.

Item 19.	Exhibits.

1.1	Amended and Restated Articles of Incorporation, dated as of April 3, 2006.

2.1	Amended and Restated Deposit Agreement among the Registrant, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of American Depositary Shares. Incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6 (File No. 333-90470) filed with the Securities and Exchange Commission on June 10, 2002.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among the Registrant, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on June 30, 2002.

2.5	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.1 of the Registrant’s registration statement on Form S-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on June 30, 2002.

4.1	$350 Million Multicurrency Revolving Credit and Guarantee Facility, dated as of November 8, 2004, among Seaway (UK) Limited, as borrower, and DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers, DnB NOR Bank ASA, as facility agent and security trustee and the banks listed therein. Incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005.

4.2	Asset Purchase Agreement, dated April 11, 2005, by and among Cal Dive International, Inc., as Buyer, and Stolt Offshore Inc. and S&H Diving LLC, as Sellers, Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005.

4.3	Amendment to Asset Purchase Agreement, dated as of November 1, 2005, by and among Cal Dive International, Inc., as buyer, and Stolt Offshore Inc., S&H Diving LLC and SCS Shipping Limited, as sellers.

4.4	Amendment No. 2 to Asset Purchase Agreement, dated as of March 1, 2006, by and between Cal Dive International, Inc., as buyer, and Stolt Offshore Inc., S&H Diving LLC and SCS Shipping Limited, as sellers.

8.1	Significant subsidiaries as of the end of the year covered by this Report: see Item 4. “Information on the Company—Significant Subsidiaries.”

9.1	Consent and report on schedules of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

9.2	Consent of Deloitte Statsautoriserte Revisorer AS, auditors for EPIC JV.

9.3	Consent of KPMG, auditors for NKT Flexibles I/S.
9.4	Consent of Deloitte Accountants B.V., auditors for Seaway Heavy Lifting Limited.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Elvinger, Hoss & Prussen.

15.1	Unaudited Financial Statements of EPIC JV.

15.2	Unaudited Financial Statements of NKT Flexibles I/S.

15.3	Unaudited Financial Statements of Seaway Heavy Lifting Limited.

•	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACERGY S.A.

By:	/s/ Mark Woolveridge
Name: Mark Woolveridge Title: Chairman of the Board

By:	/s/ Stuart Jackson
Name: Stuart Jackson Title: Chief Financial Officer

Date: May 8, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of Stolt Offshore S.A.

We have audited the accompanying consolidated balance sheets of Stolt Offshore S.A. (a Luxembourg company) and subsidiaries (the “Group”) as at 30 November 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended 30 November 2005. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Group as at 30 November 2005 and 2004, and the results of its operations and cash flows for each of the three years in the period ended 30 November 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

London, United Kingdom

8 March 2006

Acergy S.A. 2005 Annual Report

Consolidated Statements of Operations

For the fiscal year ended 30 November (in millions, except per share data)	Note(a)	2005	2004	2003
		$	$	$
Net operating revenue from continuing operations		1,483.3	1,099.6	1,299.4
Operating expenses		(1,244.8)	(954.8)	(1,381.5)
Gross profit (loss)—$		238.5	144.8	(82.1)
Gross profit (loss)—%		16.1	13.2	(6.3)
Share in net income of non-consolidated joint ventures	13	26.9	15.0	0.4
Selling, general and administrative expenses		(119.9)	(111.0)	(93.1)
Impairment of long-lived tangible assets	11	(7.1)	(9.4)	(164.2)
Restructuring credits (charges)	20	1.9	(2.7)	(16.0)
Gains (losses) on disposal of long-lived tangible assets and subsidiaries	10	7.5	29.9	(0.8)
Other operating income (loss), net		4.2	1.3	(0.9)

Net operating income (loss) from continuing operations		152.0	67.9	(356.7)
Interest expense		(4.0)	(19.3)	(26.8)
Interest income		3.9	4.0	3.1
Foreign currency exchange (losses) gains, net		(22.2)	6.2	(8.9)

Income (loss) before minority interests and taxes from continuing operations		129.7	58.8	(389.3)
Minority interests		(10.4)	(4.7)	(4.5)

Income (loss) before income taxes from continuing operations		119.3	54.1	(393.8)
Income tax (provision) benefit	14	(12.9)	(9.2)	0.6

Income (loss) from continuing operations		106.4	44.9	(393.2)
Discontinued operations:	4
Income (loss) from discontinued operations		6.0	(39.8)	(24.9)
Gain on disposal of discontinued operations		27.1	—	—
Income tax (provision) benefit		—	—	—

Income (loss) from discontinued operations		33.1	(39.8)	(24.9)

Net income (loss)		139.5	5.1	(418.1)

Earnings per Common Share
Net income (loss) per Common Share and Common Share equivalent:
Basic:
Continuing operations		0.56	0.28	(4.25)
Discontinued operations		0.17	(0.25)	(0.26)
Net income (loss)		0.73	0.03	(4.51)
Diluted:
Continuing operations		0.54	0.28	(4.25)
Discontinued operations		0.17	(0.25)	(0.26)
Net income (loss)		0.71	0.03	(4.51)
Weighted average number of Common Shares and Common Share equivalents outstanding:
Basic	24	191.1	157.6	92.6
Diluted	24	195.5	159.5	92.6

(a)	The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

As at 30 November (in millions)	Note(a)	2005	2004
		$	$
Assets
Current assets:
Cash and cash equivalents		316.0	135.0
Restricted cash deposits	6	3.2	2.1
Trade receivables (net of allowance for doubtful accounts)	7	378.6	259.4
Inventories and work-in-progress	8	23.3	24.6
Receivables due from related parties and short-term advances to non-consolidated joint ventures	13	16.6	12.6
Deferred taxes	14	9.4	2.3
Prepaid expenses and other current assets		37.1	37.5
Assets held for sale	10	42.8	29.3

Total current assets		827.0	502.8

Tangible assets	11	870.0	956.1
Less accumulated depreciation and amortisation	11	(412.3)	(456.3)

Total tangible assets, net		457.7	499.8
Restricted cash deposits	6	11.4	4.5
Goodwill	12	—	5.3
Other intangible assets	12	4.3	4.6
Deposits and non-current prepayments and receivables		40.2	47.7
Investments in and advances to non-consolidated joint ventures	13	27.8	23.6
Deferred taxes	14	11.4	16.1
Prepaid pension asset	15	4.7	4.6

Total assets		1,384.5	1,109.0

Liabilities and shareholders’ equity
Current liabilities:
Short-term payables due to Stolt-Nielsen S.A. (SNSA)	19	—	2.0
Current maturities of long-term debt and capital lease obligations	17	0.8	—
Accounts payable and accrued liabilities	18	422.0	340.0
Accrued salaries and benefits		58.1	48.6
Advance billings		268.8	148.4
Deferred taxes	14	—	0.5
Other current liabilities		94.1	88.4
Liabilities related to assets held for sale	10	—	15.9

Total current liabilities		843.8	643.8

Long-term debt and capital lease obligations	17	8.7	69.7
Deferred taxes	14	5.0	1.2
Other long-term liabilities		33.6	37.2
Accrued pension liability	15	11.3	7.2
Minority interests		26.4	35.3
Shareholders’ equity:
Common Shares, $2.00 par value	23	385.5	382.8
Treasury Shares	23	(1.0)	(1.0)
Paid-in surplus		461.5	449.3
Accumulated deficit		(391.0)	(530.5)
Accumulated other comprehensive income		0.7	14.0

Total shareholders’ equity		455.7	314.6

Total liabilities and shareholders’ equity		1,384.5	1,109.0

(a)	The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

(in millions, except share data)	Common Shares	Class B Shares	Paid-in surplus	Accumu- lated Deficit	Treasury Shares	Accumu- lated other Compre- hensive (loss) income	Total Share- holders’ equity	Compre- hensive income (loss)
	$	$	$	$	$	$	$	$
Balance, 30 November 2002	152.5	68.0	416.7	(117.5)	—	(2.6)	517.1
Purchase of 879,121 Treasury
Shares at market value(a)	—	—	—	—	(1.0)	—	(1.0)
Settlement of share price guarantee(a)	—	—	(12.5)	—	—	—	(12.5)
Net loss	—	—	—	(418.1)	—	—	(418.1)	(418.1)
Net losses in respect of derivative instruments (net of tax of $1.1)	—	—	—	—	—	(0.3)	(0.3)	(0.3)
Minimum pension liability adjustment (net of tax of $0.3)	—	—	—	—	—	(3.3)	(3.3)	(3.3)
Translation adjustments, net	—	—	—	—	—	25.4	25.4	25.4

Comprehensive loss	—	—	—	—	—	—	—	(396.3)

Balance, 30 November 2003	152.5	68.0	404.2	(535.6)	(1.0)	19.2	107.3

Issuance of 45,500,000 Common Shares	91.0	—	2.2	—	—	—	93.2
Conversion of Class B Shares to Common Shares	34.0	(68.0)	34.0	—	—	—	—
Conversion of SNSA Subordinated Debt into 22,727,272 Common Shares	45.5	—	4.5	—	—	—	50.0
Issuance of 29,900,000 Common Shares	59.8	—	1.8	—	—	—	61.6
Stock-based compensation	—	—	2.6	—	—	—	2.6
Net income	—	—	—	5.1	—	—	5.1	5.1
Release of deferred gains in respect of derivative instruments (net of tax of $4.2)	—	—	—	—	—	(17.0)	(17.0)	(17.0)
Minimum pension liability adjustment (net of tax of $0.6)	—	—	—	—	—	3.3	3.3	3.3
Translation adjustments, net	—	—	—	—	—	8.5	8.5	8.5

Comprehensive loss	—	—	—	—	—	—	—	(0.1)

Balance, 30 November 2004	382.8	—	449.3	(530.5)	(1.0)	14.0	314.6

Stock-based compensation	—	—	9.5	—	—	—	9.5
Net income	—	—	—	139.5	—	—	139.5	139.5
Release of deferred gains in respect of derivative instruments (net of tax of $nil)	—	—	—	—	—	(0.6)	(0.6)	(0.6)
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	—	—	—	—	—	(4.1)	(4.1)	(4.1)
Minimum pension liability adjustment (net of tax of $0.7)	—	—	—	—	—	(2.5)	(2.5)	(2.5)
Translation adjustments, net	—	—	—	—	—	(6.1)	(6.1)	(6.1)

Comprehensive income	—	—	—	—	—	—	—	126.2

Exercise of share options	2.7	—	2.7	—	—	—	5.4

Balance, 30 November 2005	385.5	—	461.5	(391.0)	(1.0)	0.7	455.7

(a)	Purchase of 879,121 Treasury Shares from NKT Holdings A/S. Further details are provided in Note 3 to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the fiscal year ended 30 November (in millions)	2005	2004	2003
	$	$	$
Cash flows provided by (used in) operating activities
Net income (loss)	139.5	5.1	(418.1)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortisation	58.6	65.6	93.5
Amortisation of dry-docking costs	12.5	11.7	14.0
Impairment of long-lived tangible assets	7.1	9.4	176.5
Equity in net income of non-consolidated joint ventures	(26.9)	(15.0)	(0.4)
Dividends from non-consolidated joint ventures	14.0	19.7	14.1
Minority interest in consolidated subsidiaries	10.4	4.7	4.5
Senior Management Incentive Plan—options element	9.5	2.6	—
Deferred tax	2.8	(13.8)	(5.5)
Gain on sale of long-lived assets	(30.8)	(4.7)	0.3
Gain on sale of subsidiaries	(3.8)	(25.2)	—
Changes in operating assets and liabilities, net of acquisitions:
Trade receivables	(156.8)	146.4	109.4
Prepaid expenses, other current assets and long-term receivables	(7.4)	2.5	8.9
Net realised mark to market hedging transactions	(0.6)	(17.0)	(11.5)
Inventories and work-in-progress	(1.7)	3.1	(3.9)
Accounts payable and accrued liabilities	106.1	(134.3)	(59.7)
Advance billings	139.7	101.2	—
Accrued salaries and benefits	7.3	(1.1)	(7.2)
Other short-term and other long-term liabilities	8.5	5.9	68.9
Payments of dry-docking costs	(16.7)	(14.7)	(11.3)

Net cash provided by (used in) operating activities	271.3	152.1	(27.5)

Cash flows provided by (used in) investing activities
Cash acquired as a result of the consolidation of Sonamet and Sonastolt following adoption of FIN46R	—	32.8	—
Restricted cash deposits securing capital lease, long-term debt	—	—	(0.4)
Proceeds from sale of subsidiaries, net of cash disposed	19.9	36.6	—
Proceeds from sale of tangible assets	51.8	38.4	4.0
Settlement of share price guarantees	—	—	(12.4)
Purchase of tangible assets	(81.3)	(34.2)	(21.9)
Investment in non-consolidated equity investees	—	(4.9)	(14.3)
Advances to non-consolidated joint ventures	(1.9)	(5.2)	(2.4)
Repayments from non-consolidated joint ventures	—	3.3	34.3

Net cash (used in) provided by investing activities	(11.5)	66.8	(13.1)

Cash flows provided by (used in) financing activities
Bank overdraft	—	(2.5)	(13.8)
Drawdown of existing bank credit lines	—	—	230.0
Repayments of existing bank credit facilities	(60.0)	(330.8)	(80.0)
Proceeds from settlement of derivative instruments	—	—	16.8
Loan from minority interest shareholder	(0.2)	9.7	—
Drawdown of short-term SNSA funding	—	—	15.0
Repayment of short-term SNSA funding	—	—	(55.0)
Gross proceeds from share issuances	—	165.9	—
Fees related to share issuances	—	(10.9)	—
Repurchase of Treasury Shares	—	—	(1.0)
Exercise of share options	5.5	—	—
Dividends paid to minority interests	(16.6)	(3.9)	(2.2)

Net cash (used in) provided by financing activities	(71.3)	(172.5)	109.8

Effect of exchange rate changes on cash	(7.5)	6.7	1.0

Net increase in cash and cash equivalents	181.0	53.1	70.2
Cash and cash equivalents at beginning of year	135.0	81.9	11.7

Cash and cash equivalents at end of year	316.0	135.0	81.9

In the 2004 statement the accrual for the Senior Management Incentive Plan has been reclassed from long-term liabilities to the specific line.

Details of non-cash transactions are provided in Note 2 to the Consolidated Financial Statements under Supplemental cash flow information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1. The Group

Stolt Offshore S.A., a Luxembourg company, together with its subsidiaries (collectively, ‘the Group’) is one of the largest offshore services contractors in the world based on revenues. The Group plans, designs and delivers complex, integrated projects in harsh and challenging environments.

The market for the Group’s services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

Stolt Offshore S.A. has announced that it intends to change its name to ‘Acergy S.A.’, subject to shareholder approval at an adjourned meeting of shareholders on 3 April 2006. The operating subsidiaries have already changed their names and branding and are operating as ‘Acergy’. Further details are provided in Note 30 ‘Subsequent Events’ below. All segment descriptions in these financial statements have been amended to conform to the new Acergy brand.

Note 2. Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements, reported in US dollars, have been prepared in accordance with accounting principles generally accepted in the United States and include the accounts of all majority-owned companies in which the Group has operating control and which are not variable interest entities, as well as variable interest entities for which the Group is the primary beneficiary. All significant intra-group transactions and balances have been eliminated.

The Group has invested in several joint ventures. These include Seaway Heavy Lifting (‘SHL’), NKT Flexibles I/S (‘NKT Flexibles’), EPIC JV (‘EPIC’) and project-specific joint ventures. In these joint ventures, the Group has economic and voting interests of 17.5% to 50%.

The Group accounts for its investments in non-consolidated joint ventures under the equity method. The Group accrues losses in excess of the investment value for such entities only when the Group is committed to provide ongoing financial support to the joint venture.

Up until 31 May 2004, the equity method was applied to Sonamet Industrial S.A.R.L. (‘Sonamet’), and Sonastolt Servicos Sub-Acquáticos Lda (‘Sonastolt’), where the Group owns 55% of the voting interest. This was because the Group’s ability to control the operation of the investee is restricted by the significant participating influence of the other main shareholder, Sociedade Nacional de Combustiveis de Angola—Sonangol U.E.E. (‘Sonangol’). Certain operating decisions require unanimous agreement of the Board, which has equal representation from the two principal joint venture partners.

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

Notes to the Consolidated Financial Statements—(Continued)

The Group believes that both Sonamet and Sonastolt have the characteristics of VIEs, and that the Group is the primary beneficiary. Accordingly, the Group commenced accounting for these two entities as consolidated subsidiaries with effect from 31 May 2004, the date of its adoption of FIN 46R. No restatement of prior periods was required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the financial statements and reported amounts of revenues and expenses.

In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage-of-completion of projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, the carrying value of non-consolidated joint ventures, income tax valuation allowances, income tax contingencies, provisions for legal disputes and assessment of the probability of occurrence of hedged transactions. Actual results could differ from those estimates.

The financial reporting of the Group’s contracts depends on estimates, which are assessed continually during the term of these contracts. Recognised revenues and income are subject to revisions as the contract progresses to completion and refinements in estimates are reflected in the period in which the facts that give rise to the revision become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date but before issuance of the financial statements is reflected in the financial statements. The positive (adverse) impact on the income (loss) before income taxes from continuing operations of significant revisions to contract estimates was $60.3 million, $43.8 million, and $(184.5) million in fiscal years 2005, 2004 and 2003, respectively. The adverse impact on income (loss) before income taxes from discontinued operations of significant estimates to contract estimates was $(15.4) million, $(27.7) million and $(2.5) million in fiscal years 2005, 2004 and 2003, respectively. The net effect of these revisions per share for continuing operations was $0.32, $0.28 and $(1.99) in fiscal years 2005, 2004 and 2003, respectively. These effects also reflect adjustments recorded in respect of events, claim settlements and revisions of cost estimates, which took place during the time period between the fiscal year-end and the publication of the Group’s financial statements unless the underlying event is outside the normal exposure and risk aspects of the contract.

Revenue Recognition

Long-term contracts are accounted for using the percentage-of-completion method. The Group applies Statement of Position 81-1 ‘Accounting for Performance of Certain Construction-Type Contracts’. Revenue and gross profit are recognised each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognised during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires the Group to make reasonably dependable estimates of progress toward completion of such contracts and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of the Group’s revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognised as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets,

Notes to the Consolidated Financial Statements—(Continued)

which are recognised in the contract estimates when the targets are achieved. As at 30 November 2005 and 30 November 2004, no revenue relating to unagreed claims or disputed receivables was included in reported revenue or receivables that has not been subsequently collected in full.

During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change and the cumulative income recognised to date is adjusted to reflect the latest estimates. These revisions to estimate will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

The Group reports its operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19 ‘Reporting Revenue Gross as a Principal versus Net as an Agent’. The Group reported operating expenses of $1,244.8 million, $954.8 million and $1,381.5 million for the years ended 30 November 2005, 2004 and 2003, respectively, which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (e.g. procurement costs, cost of goods sold, and subcontract costs); personnel costs (e.g. salaries and benefit costs); vessel and equipment costs (e.g. vessel hire, equipment rental, maintenance and repair costs, mobilisation costs, fuel, logistics and insurance costs); depreciation and amortisation; and administrative costs for support embedded within projects.

Selling, General and Administrative (‘SG&A’) Expenses

SG&A expenses include the following costs: personnel and employment, training and development, travel and entertainment, information systems, communications, office costs, publicity and advertising, and professional fees. These costs are incurred by the following functions: executive management, regional management, office management, risk and insurance management, finance, accounting, treasury, legal, information technology, business development and human resources.

Cash and Cash Equivalents

Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventory

In determining the cost of inventory the weighted average cost method is used. Inventory is valued at the lower of cost and market value, with provisions made against slow-moving and obsolete items. Provisions for excess and obsolete items are analysed at least annually on the basis of inventory counts, reviews of recent and planned inventory use, assessments of technical obsolescence, and physical inspections.

Discontinued Operations

The Group classifies assets and disposal groups as discontinued operations in accordance with Statement of Financial Accounting Standard (‘SFAS’) No. 144 ‘Accounting for the Impairment or the Disposal of Long-lived Assets’, when the operations and the cash flows of the disposal group can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group’s operations; the operations and cash flows of the asset and disposal groups are eliminated from ongoing operations; and there is no significant continuing involvement after the disposal transaction. In the period an asset or disposal group has been disposed of, or is classified as held for sale, the results of the operations are reported as discontinued operations in the current and prior periods. In accordance with EITF No. 87-24 ‘Allocation of Interest to Discontinued Operations’ the Group has allocated interest to discontinued operations. General corporate overheads are allocated to continuing operations.

Notes to the Consolidated Financial Statements—(Continued)

Assets Held for Sale

The Group classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active programme to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Long Lived Tangible Assets

Tangible assets are recorded at cost. Interest costs incurred between the date that financing is provided for a qualifying asset and the date that the asset is ready for use are capitalised. For the fiscal year ended 30 November 2005 $0.3 million of interest was capitalised (2004: $nil, 2003: $nil).

Depreciation of tangible assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Construction support ships	10 to 25 years
Operating equipment	3 to 10 years
Buildings	20 to 33 years
Other assets	3 to 7 years

Ships are depreciated to a residual value of 10% of acquisition cost, which reflects management’s estimate of salvage or otherwise recoverable value. No residual value is assumed with respect to other tangible assets. Costs for fitting out construction support ships are capitalised and amortised over a period equal to the remaining useful life of the related equipment.

Depreciation and amortisation expense from continuing operations was $56.9 million for the fiscal year ended 30 November 2005 (2004: $60.6 million and 2003: $92.8 million).

Depreciation and amortisation expense from discontinued operations was $1.7 million for the fiscal year ended 30 November 2005 (2004: $5.0 million and 2003: $0.7 million).

Dry-docking Costs

The Group accounts for dry-docking costs on a deferral basis. Capitalised dry-docking costs are amortised over the period between vessel dockings, which is typically between two and five years. Amortisation of capitalised dry- docking costs from continuing operations was $11.6 million for the fiscal year ended 30 November 2005 (2004: $9.5 million and 2003: $10.4 million). The unamortised portion of capitalised dry-docking costs for the year ended 30 November 2005 of $31.2 million (2004: $27.8 million) is included in ‘Deposits and non-current prepayments and receivables’ in the Consolidated Balance Sheets.

Maintenance and repair costs, which are expensed as incurred, were $48.1 million for the fiscal year ended 30 November 2005 (2004: $36.9 million and 2003: $41.6 million).

Notes to the Consolidated Financial Statements—(Continued)

Impairment of Long-lived Assets and Intangible Assets with Finite Lives

In accordance with SFAS No. 144, long-lived assets and intangibles with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In performing the review for impairment, the Group estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilisation and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using the Group’s weighted average cost of capital.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Goodwill is not amortised but is tested for impairment annually or whenever impairment indicators arise.

Intangibles with indefinite lives are not amortised, but tested for impairment annually or whenever impairment indicators arise.

Impairment of Goodwill

The Group tests goodwill for impairment annually and on an interim basis when conditions require. The impairment test is performed at the reporting unit level. The goodwill impairment test has two steps. The first one identifies potential impairment by comparing the fair value of a reporting unit with its carrying value including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with the carrying amount. If the implied goodwill is less than the carrying amount, a write-down is required.

Impairment of Investments in Non-consolidated Joint Ventures

The Group reviews its investments in non-consolidated joint ventures periodically to assess whether there is an other than temporary decline in the carrying value of the investment. The Group considers, among other things, whether or not it is able to recover the carrying value of the investment and whether or not the investee’s ability to sustain an earnings capacity would justify the carrying value of the investment. A provision is made against non-collectibility of loans and advances made to non-consolidated joint ventures when it is probable that the Group will be unable to collect all amounts due according to the contractual terms of the agreement under SFAS No. 114 ‘Accounting by Creditors for Impairment of a Loan’.

Income Taxes

The Group accounts for income taxes in accordance with SFAS No. 109 ‘Accounting for Income Taxes’, which requires that the deferred tax assets and liabilities be recognised using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are

Notes to the Consolidated Financial Statements—(Continued)

expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that the Group believes, based upon all available evidence, is more likely than not to be realised. The Group operates in many countries and is therefore subject to the jurisdiction of numerous tax authorities as well as cross-border tax treaties concluded between governments. The Group’s operations in these countries are taxed on different bases: net income, deemed profit (generally based on the revenue) and withholding taxes based on revenue. In the normal course of its business the Group’s tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where it has operations. The Group has received assessments from tax authorities and is at various stages of appeal. The Group believes it has defences against the issues being raised and has provided for the tax when information available prior to the issuance of the financial statements indicates it is probable that the liability has been incurred at the date of the financial statements and the amount of the tax can be reasonably estimated. There can be no assurance that the eventual outcome will be in line with the position the Group has currently taken. The Group intends to indefinitely reinvest the retained earnings of the Group’s subsidiaries and accordingly has made no provision for withholding and remittance taxes that would be due if such remittances were made.

Debt Costs

Costs incurred in connection with issuance of debt, such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortised over the life of the debt as additional interest. If the debt is extinguished, the unamortised deferred costs are expensed immediately.

Restructuring Charges

The Group accounts for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 ‘Employer’s Accounting for Post-Employment Benefits’. In these circumstances, the Group recognises a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a ‘one-time’ involuntary nature the Group applies SFAS No. 146 ‘Accounting for Costs Associated with Exit and Disposal Activities’. This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. The Group provides for these costs at fair value at the date the termination plans are communicated to employees and when the Group is committed to the plan, and it is unlikely that significant changes will be made to the plan.

Recognition of Provisions for Contingencies

The Group, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 ‘Accounting for Contingencies’, as interpreted by FASB Interpretation No. 14 ‘Reasonable Estimation of the Amount of a Loss’, if the Group has determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, the Group will provide the lower amount of the range. Legal costs are expensed as incurred.

The Group also provides for warranty costs arising in relation to its long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate

Notes to the Consolidated Financial Statements—(Continued)

warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. The movements in the warranty provisions are summarised below:

For the fiscal year ended 30 November (in millions)	2005	2004
	$	$
Balance at the beginning of the year	6.5	1.6
Charged during the year	2.4	4.9
Released during the year	(8.9)	—

Balance at the end of the year	—	6.5

Research and Development Expenditure

The costs of research and development are expensed as incurred.

Minority Interest

The Group records minority interest expense, which reflects the portion of the earnings of the consolidated operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying Consolidated Financial Statements primarily represent the share of minority partners’ interest of 33 1/3% in Alto Mar Girassol, and 45% in both Sonamet and Sonastolt in respect of fiscal years 2004 and 2005.

Treasury Shares

Capital stock acquired that is not retired is carried at cost and reflected as a separate reduction of shareholders’ equity. As at 30 November 2005, 879,121 Common Shares (2004: 879,121 Common Shares) were held as Treasury Shares by an indirect, wholly-owned subsidiary of Stolt Offshore S.A..

Earnings per Share

Earnings per share are computed using the weighted average number of Common Shares and common share equivalents outstanding during each period. Effective 13 February 2004, all outstanding 34 million Class B Shares were converted into 17 million Common Shares. Class B Shares had only 50% of the economic rights of Common Shares.

Stock-Based Compensation

The Group accounts for its stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 ‘Accounting for Stock Issued to Employees’ (‘APB No. 25’). Accordingly, compensation costs of stock options are measured as the excess, if any, of the quoted market price of the Group’s stock at the measurement date over the option exercise price and are charged to operations over the vesting period using the graded vesting attribution method. For plans where the measurement date occurs after the grant date, referred to as variable plans, compensation cost is remeasured on the basis of the current market value of the Group’s stock at the end of each reporting period. The Group recognises compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable. As required by SFAS No. 123 ‘Accounting for Stock-Based Compensation’ (‘SFAS No. 123’), the Group has included below the required pro forma disclosures as if the fair-value method of accounting had been applied. The grant date is defined as the date the Group’s Compensation Committee authorises the grant of the option.

Notes to the Consolidated Financial Statements—(Continued)

As required by SFAS No.123 ‘Accounting for Stock-Based Compensation’, the Group’s net income (loss) would be changed to the following pro forma amounts if the fair-value method of accounting had been applied. The compensation cost is charged to operations using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan (‘SMIP’), which are charged to operations on a straight-line basis.

For the fiscal year ended 30 November (in millions, except per share data)	2005	2004	2003
	$	$	$
Net income (loss), as reported	139.5	5.1	(418.1)
Add back: SMIP cost expensed as per APB Opinion No. 25, net of tax	9.5	2.6	—
Total stock-based employee compensation expense determined under the fair value method, net of tax	(5.1)	(4.4)	(2.5)
Net income (loss) pro forma	143.9	3.3	(420.6)

Income (loss) per share, as reported:
Basic	0.73	0.03	(4.51)
Diluted	0.71	0.03	(4.51)
Income (loss) per share pro forma:
Basic	0.75	0.02	(4.54)
Diluted	0.74	0.02	(4.54)

As discussed further under ‘Impact of recently issued but not yet adopted new accounting standards’ below, the Group has adopted SFAS No. 123R ‘Share-Based Payment’ using the ‘modified prospective’ application method from the required effective date of 1 December 2005.

Foreign Currency Translation

The Group, incorporated in Luxembourg, operates primarily in a US dollar economic environment given the nature of its business. The Group’s reporting currency is the US dollar. The functional currencies of the companies that comprise the Acergy Northern Europe and Canada segment are dependent upon the geographical location of the activities and are either Norwegian kroner, British pound sterling, Canadian dollar, or US dollar. The US dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies are the Euro and US dollar. During 2003, the Group changed the functional currency of one of its entities, which performs contracts in Acergy Africa and Mediterranean from Euro to US dollar, reflecting the increased significance of US dollar cash flows. The Group believes that the US dollar is the currency of the primary economic environment in which it operates.

Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in ‘Foreign currency exchange (losses) gains, net’ in the accompanying Consolidated Statements of Operations.

The Group translates the financial statements of its subsidiaries from their functional currencies (usually local currencies) into US dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of ‘Accumulated other comprehensive income’ (‘OCI’) as ‘Translation adjustments, net’ in the accompanying Consolidated Statements of Shareholders’ Equity. In accordance with SFAS No. 52 ‘Foreign Currency Translation’, foreign exchange gains and losses on translation of long-term intra-group balances, which are not planned or anticipated to be settled in the foreseeable future, are included within OCI.

Notes to the Consolidated Financial Statements—(Continued)

Derivatives and Hedging Activities

The Group operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business.

The Group does not enter into open speculative positions. The Group accounts for derivatives in accordance with SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in OCI in the Consolidated Balance Sheets until the hedged item affects earnings, and ineffective portions of changes in cash flow hedges are recognised in the Consolidated Statements of Operations—‘Foreign currency exchange (losses) gains, net’ immediately. If the derivative instrument is terminated or settled prior to the expected maturity or realisation of the underlying item, hedge accounting is discontinued prospectively.

The Group has a policy of economically hedging its foreign exchange exposure under which forward contracts are used to fix the exchange rate of commitments in currencies other than the US Dollar. However, as a consequence of the Group’s current legal structure, the Group has concluded that the majority of these transactions cannot currently be designated as accounting hedges in accordance with SFAS No. 133, as amended. Accordingly the movement in the fair values of such forward contracts during the year ended 30 November 2005 have been recorded in the Consolidated Statement of Operations. There were no material forward contracts in place at either 30 November 2004 or 2003.

During August 2003, the Group closed out the majority of its foreign exchange positions to ensure that it had sufficient liquidity to fund its operations and to provide for a potentially protracted period of negotiation with certain major clients regarding settlement of claims and variation orders. The gain realised when those positions were closed was deferred in ‘Other comprehensive income’ and was released to the results of operations in line with the original underlying transactions for which the hedges were designated.

Supplemental Cash Flow Information

The following table sets forth non-cash financing and investing activities and selected cash flow information. The table summarises the following non-cash transactions: in 2003, the monetisation of forward contracts, which in part settled trade payables and short-term funding due to Stolt-Nielsen S.A. (‘SNSA’), which at that time held 63% of the Group’s Common Shares; the replacement of external debt with SNSA short-term funding; a $50 million note from SNSA which was subordinated to the Group’s principal bank lenders (the ‘SNSA Subordinated Note’); an increase in the investment in Sonamet, at the time a non-consolidated joint venture, in return for a reduction of debt; in 2004, the conversion of Class B Shares into Common Shares; the conversion of the SNSA Subordinated Note into Common Shares; the replacement of existing bank credit lines with a new facility; and the settlement of proceeds due from the Lobito Yard disposal via offset against other working capital balances. There were no such non-cash transactions in 2005.

Notes to the Consolidated Financial Statements—(Continued)

The following table also discloses interest and income taxes paid for all three fiscal years.

For the fiscal year ended 30 November (in millions)	2005	2004	2003
	$	$	$
Non-cash activities:
Conversion of Class B Shares into Common Shares	—	(68.0)	—
Conversion of SNSA Subordinated Note by issuance of 22.7 million Common Shares	—	(50.0)	—
Drawdown of SNSA Subordinated Note	—	—	50.0
Drawdown of short-term SNSA funding	—	—	50.0
Monetisation of forward contracts	—	—	11.4
Settlement of SNSA trade payables	—	—	(1.4)
Replacement of short-term SNSA funding	—	—	(10.0)
Drawdown of bank credit lines	—	60.0	—
Fees on drawdown of credit lines	—	(5.8)	—
Replacement of existing bank credit facilities	—	(54.2)	(100.0)
Settlement of disposal of Lobito Yard assets	—	5.4	—
Non cash proceeds on disposal of Paragon Engineering Services, Inc.	(4.4)	—	—
Reduction in receivables from Sonamet joint venture	—	—	4.5
Increase in investment in non-consolidated joint ventures	—	—	(4.5)

Other selected cash flow information:
Interest paid	(4.0)	(14.0)	(18.3)
Income taxes paid	(19.3)	(16.0)	(9.3)

There was no interest paid to SNSA in the fiscal year ended 30 November 2005 (2004: $0.1 million, 2003: $0.3 million).

Impact of Recently Issued but not yet Adopted New Accounting Standards

Stock-Based Compensation

On 16 December 2004, the FASB issued SFAS No. 123 (revised 2004) ‘Share-Based Payment’ (‘SFAS No. 123(R)’), which is a revision of SFAS No. 123 ‘Accounting for Stock-Based Compensation’. SFAS No. 123(R) supersedes APB Opinion No. 25 ‘Accounting for Stock Issued to Employees’, and amends SFAS No. 95 ‘Statement of Cash Flows’. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the income statement based on their fair values at the date of grant. The pro forma disclosure of fair values allowed under SFAS No. 123 is no longer an alternative.

The Group adopted SFAS No. 123(R) on 1 December 2005 and therefore the adoption of this standard has no effect on the 2005 results. The Group has chosen to adopt this standard using the modified prospective application method. Accordingly the Group will not restate its previously issued results for the portion of awards that had vested at the date of adoption but the results for future periods will include accrued compensation expense reflecting a portion of the fair value of the unvested options. Such compensation expense will be based on the fair value of an award at the date of grant and will be recognised over the requisite service period using the graded vesting attribution method. The determination of grant date of all options will continue to be based on the date of approval by the Compensation Committee. The impact of adopting SFAS No. 123(R) on the financial statements is likely to be similar to that illustrated in the pro forma SFAS No. 123 disclosures in Note 2 ‘Stock-Based Compensation’ above.

Notes to the Consolidated Financial Statements—(Continued)

Exchanges of Non-monetary Assets

In December 2004, the FASB issued SFAS No. 153 ‘Exchanges of Non-monetary Assets—An Amendment of APB Opinion No. 29’. SFAS No. 153 eliminates the exception to fair value accounting for exchanges of similar productive assets contained in APB Opinion No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance. The exception in APB Opinion No. 29 required certain non-monetary asset exchanges to be recorded on a carryover basis with no gain/loss recognition. Under SFAS No. 153, exchange transactions with commercial substance are required to be accounted for at fair value with gain/loss recognition on assets surrendered in exchange transactions. The Group adopted this standard on 1 December 2005, and believes it will not have a material impact on its financial statements.

Note 3. Business Acquisitions

On 10 March 2003 and on 20 February 2002, the Group settled share price guarantees to NKT Holdings A/S. NKT Holdings A/S is the Group’s joint venture partner in NKT Flexibles. NKT Holdings A/S originally acquired the Group’s shares in exchange for a 49% interest in NKT Flexibles in December 1999. The difference between the share price guarantees and the market prices on the settlement dates of $12.5 million and $1.6 million respectively were paid in cash and similar amounts were deducted from paid-in surplus.

Note 4. Discontinued Operations

The amount of revenues and pre-tax losses reported in discontinued operations were as follows:

For the fiscal year ended 30 November (in millions)	2005	2004	2003
	$	$	$
Revenues from discontinued operations(a)	222.6	142.3	182.9
Interest expense allocated to discontinued operations	0.3	0.6	1.1
Income (loss) from discontinued operations before taxation	6.0	(39.8)	(24.9)
Gain (loss) on disposal of discontinued operations before taxation	27.1	—	—
Income tax (provision) benefit	—	—	—

Income (loss) from discontinued operations after taxation	33.1	(39.8)	(24.9)

(a)	Income from discontinued operations by segment is given in Note 22 ‘Segment and Related Information’ below

As part of the Group’s decision to re-focus Acergy North America and Mexico operations on its core expertise of deepwater Subsea Umbilicals, Risers and Flowlines (‘SURF’) the Group identified for disposal a number of its assets in the Inspection, Maintenance and Repair (‘IMR’) and Conventional segments. The ships and barges offered for sale were the Seaway Defender, American Constitution, American Star, American Triumph, American Victory, American Diver, American Liberty, Seaway Kestrel and the DLB801.The shore support bases at Fourchon and Port of Iberia in the state of Louisana in USA and the equipment at these bases were also offered for sale.

An asset purchase agreement to sell the above assets for $122.9 million in cash was signed 11 April 2005 with Cal Dive International Inc., (‘Cal Dive’). The agreement was later amended on 31 October 2005. The first seven ships listed above and the shore support bases and equipment at these bases were sold to Cal Dive on 31 October 2005 for a total of $42.5 million cash and resulted in a gain of $27.1 million. As disclosed in Note 30 ‘Subsequent Events’ below, the sale of the derrick lay-barge DLB801 was completed on 9 January 2006. The sale of the Seaway Kestrel, a reel and pipelay ship, is expected to be completed in the middle of March 2006. The DLB801 and the Seaway Kestrel were included within ‘Assets held for sale’ as at 30 November 2005.

Notes to the Consolidated Financial Statements—(Continued)

The asset purchase agreement includes the following terms and conditions: a) following an agreement with the Antitrust Division of the U.S. Department of Justice, Cal Dive is required to sell the Seaway Defender. If the Seaway Defender is sold for proceeds greater than $7.0 million, the Group is entitled to receive an equal share of the proceeds in excess of $7.0 million, to that part allocated to the Seaway Defender; b) the Group has entered into a long-term agreement for Cal Dive to provide certain personnel and assets for the performance of future work at agreed rates; c) the Group has the right of first refusal to acquire certain assets if Cal Dive elects to sell or transfer those assets within a certain period of time. If the Group exercises the option to acquire such assets, the terms and conditions will be the same as any offer received by Cal Dive from third parties; and d) the Group is liable for any cash losses on projects transferred to Cal Dive in excess of $1.0 million but limited to 10% of project revenue. No such losses are currently considered likely.

None of the above conditions are considered to represent continuing involvement in the operations of the disposed component, as they do not result in the Group retaining the ability to influence the operating or financial policies of the component.

Employees involved with the IMR business were transferred to Cal Dive except for a few employees who were offered severance payments and retention bonuses for completing the Conventional projects offshore Trinidad and Tobago. A charge of $1.8 million is included in the results from discontinued operations to cover the cost of these payments.

The Seaway Kestrel and the DLB801 after the year-end, continued with their specific work programmes to complete the remaining scope of work on the Conventional projects offshore Trinidad and Tobago. Limited IMR activity may take place in Acergy North America and Mexico in fiscal year 2006 following the completion of these projects. However, the cash flows from these activities are not expected to be significant.

Note 5. Adoption of FIN 46R

As explained in Note 2 ‘Accounting Policies’ above, the Group believes that both Sonamet, which operates the Lobito fabrication yard in Angola, and Sonastolt, which manages offshore engineering projects in Angola as part of a consortium with Sonamet, demonstrate the characteristics of VIEs, and the Group commenced accounting for these two entities as consolidated subsidiaries with effect from 31 May 2004, the date of its adoption of FIN 46R.

At 30 November 2003, the Group’s interests in Sonamet and Sonastolt were classified in the ‘Investments in and Advances to Non-Consolidated Joint Ventures’ line in the balance sheet. Related assets, liabilities and the non-controlling interests have been measured based on their fair values at the time that the Group acquired its interests in Sonamet and Sonastolt in 1999 and 2000, and recorded based on such values carried forward to 31 May 2004.

The carrying value of the combined investment in Sonamet and Sonastolt, which was shown as a single line item in the balance sheet under the equity method of accounting prior to 1 June 2004, was allocated as follows on consolidation:

Consolidation value (in millions)	$
Current assets	150.6
Tangible assets	19.1
Intangible assets	3.9
Other non-current assets	19.1

Total assets acquired	192.7
Current liabilities	(105.3)
Non-current liabilities	(36.6)
Minority interest	(23.7)

Net assets acquired	27.1

Represented by:
Carrying value of equity investment before initial consolidation	27.1

Notes to the Consolidated Financial Statements—(Continued)

At 31 May 2004, the difference between the Group’s interests in Sonamet and Sonastolt, consolidated based on the new requirements compared to the equity method, was immaterial.

Note 6. Restricted Cash Balances

Restricted cash balances comprise both funds held in a separate Group bank account, which will be used to settle accrued taxation liabilities, and deposits made by the Group as security for certain third-party obligations. Restrictions on cash that expire after more than one year are classified under non-current assets. There are no other significant conditions on the restricted cash balances.

Note 7. Trade Receivables

Trade receivables as at 30 November 2005 of $378.6 million (2004: $259.4 million) are net of allowances for doubtful accounts of $5.6 million (2004: $14.5 million). Included in trade receivables as at 30 November 2005 was $70.0 million (2004: $100.2 million) of unbilled receivables relating to revenue recognised on the basis of the percentage-of-completion method. As at 30 November 2005, the amounts withheld by clients as retentions were $14.1 million (2004: $nil). Retention constitutes an amount of trade receivables withheld by a client as a guarantee, to be paid on project completion.

As at 30 November 2005 and 30 November 2004, no material amounts were included under trade receivables that were under dispute.

Concentration of Credit Risk

Substantially all of the Group’s trade account receivables are from companies in the oil and gas exploration and production sector. The Group performs ongoing credit evaluations of its clients’ financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

As at 30 November 2005, accounts receivable include $51.0 million (2004: $47.5 million) in respect of the largest client and $43.1 million (2004: $34.8 million) in respect of the second largest client.

Note 8. Inventories and Work-in-progress

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As at 30 November (in millions)	2005	2004
	$	$
Materials and spares	12.7	13.2
Consumables	8.3	9.9
Work-in-progress and mobilisations	2.3	1.5

Total	23.3	24.6

Mobilisations relate to costs incurred to prepare and mobilise vessels for new contracts. These costs are recognised as operating expenses over the estimated primary term of the contract.

Note 9. Employee Loans

Included in prepaid expenses and other current assets are loans to employees of $1.3 million in fiscal year 2005 (2004: $2.9 million). These consist primarily of salary and travel advances to a large number of employees in furtherance of the Group’s business.

Notes to the Consolidated Financial Statements—(Continued)

Note 10. Assets Held for Sale

The business and assets which were held for sale as at 30 November 2005 were as follows:

•	The Seaway Kestrel, a diving support and reel pipelay ship, in Acergy North America and Mexico, which forms part of the sale of assets to Cal Dive (see Note 4 ‘Discontinued Operations’ above). The sale is expected to be completed in the middle of March 2006.

•	The DLB801 a derrick lay-barge, in Acergy North America and Mexico, and is also part of the sale to Cal Dive (see Note 4 ‘Discontinued Operations’ above). The sale was completed on 9 January 2006.

•	A Steel Catenary Riser Puller (‘SC Riser’), in Acergy Corporate, was expected to be sold in the first half of fiscal year 2006 for proceeds of $0.7 million following the receipt of an offer.

•	Two small barges in Acergy Asia and Middle East were identified as ‘Assets held for sale’ because of their age and high maintenance and repair costs. They were sold, one barge on 9 January 2006 and the other one on 20 February 2006, for aggregate cash proceeds of $0.2 million resulting in a gain before taxation of $0.1 million.

As at 30 November 2005, the Group’s disposal groups held for sale comprised assets of $42.8 million and liabilities of $nil (2004: $29.3 million and $15.9 million, respectively), which are detailed as follows:

Assets held for sale As at 30 November (in millions)	Seaway Kestrel	DLB801	Other disposal groups	2005	2004
	$	$	$	$	$
Trade receivables	—	—	—	—	17.1
Inventories and work-in-progress	0.5	—	—	0.5	—
Prepayments and other current assets	—	—	—	—	0.7
Net long-lived tangible assets	20.2	20.3	0.8	41.3	8.4
Deposits and non-current receivables	0.9	—	0.1	1.0	—
Deferred taxes	—	—	—	—	0.5
Other intangible assets	—	—	—	—	2.6

Total assets held for sale	21.6	20.3	0.9	42.8	29.3

Liabilities related to assets held for sale As at 30 November (in millions)	Seaway Kestrel	DLB801	Other disposal groups	2005	2004
	$	$	$	$	$
Accounts payable and accrued liabilities	—	—	—	—	2.0
Accrued salaries and benefits	—	—	—	—	5.1
Other current liabilities	—	—	—	—	0.2
Deferred taxes	—	—	—	—	0.6
Other long-term liabilities	—	—	—	—	8.0

Total liabilities related to assets held for sale	—	—	—	—	15.9

Notes to the Consolidated Financial Statements—(Continued)

The allocation of assets held for sale by the Group was as follows:

Segment As at 30 November (in millions)	2005 Assets	2005 Liabilities	2004 Assets	2004 Liabilities
	$	$	$	$
Acergy Northern Europe and Canada	—	—	1.8	0.6
Acergy North America and Mexico	41.9	—	—	—
Acergy Asia and Middle East	0.2	—	0.9	—
Acergy Corporate	0.7	—	26.6	15.3

Total assets held for sale	42.8	—	29.3	15.9

The following tables show the results of the sales of long-lived tangible assets and subsidiaries during fiscal year 2005:

Long-lived Tangible Assets Sold As at 30 November 2005 (in millions)	Net Book Value	Proceeds	Gain
	$	$	$
Continuing Operations:
Trenching and Ploughing Assets	2.8	5.1	2.3
Handil Base	0.9	2.1	1.2
Other Long-lived Assets	1.9	2.1	0.2

Total from Continuing Operations	5.6	9.3	3.7

Discontinued Operations:
Acergy North America and Mexico Ships and bases	15.4	42.5	27.1

Total including Discontinued Operations	21.0	51.8	30.8

Subsidiaries Sold As at 30 November 2005 (in millions)	NBV	Proceeds	Gain
	$	$	$
Paragon Engineering Services, Inc.	25.5	27.6	2.1
National Hyperbaric Centre Ltd	0.6	2.3	1.7

Sub total	26.1	29.9	3.8
Non-cash proceeds		(4.4)
Cash included in above disposals		(5.6)

Total		19.9

As part of its new strategic focus, in fiscal year 2003, the Group identified a number of assets and businesses which it no longer considered essential to be owned or performed by it in-house in order to execute core operations. Services such as surface welding and Remotely Operated Vehicles (‘ROV’) drill support services are not central to the Group’s focus on the SURF market. Nevertheless, such services will remain part of the Group’s project bidding and when clients in the future require such services, the Group will purchase them from third parties. A divestment programme was commenced in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

Notes to the Consolidated Financial Statements—(Continued)

The disposition of the business and assets, which were reported as held for sale as at 30 November 2004, was as follows:

•	Paragon Engineering Services, Inc., located in the U.S.: This engineering business, which was acquired in fiscal year 2001, was sold effective 19 January 2005 to AMEC plc., resulting in a gain of $2.1 million;

•	National Hyperbaric Centre in Aberdeen, Scotland: This centre provides facilities for hydrostatic testing, saturation systems and decompression chambers. The Group sold the centre on 2 December 2004, for proceeds of $2.3 million. This resulted in a gain of $1.7 million. The Group continues contracting the centre’s services as necessary;

•	The property at Handil, East Kalimantan, Indonesia: This property is used as an operations base and comprises land, buildings and certain equipment and was previously operated by PT Komaritim. The Handil property was sold on 10 January 2005 to PT Meindo for proceeds of $2.1 million. As part of the agreement, the Group is entitled to use certain areas free of charge until January 2008. This resulted in a gain of $1.2 million after adjusting for the fair value of the free usage.

•	ROV—Scorpio 20, located in Scotland: The Group sold this ROV on 2 February 2005 with proceeds of $0.6 million, for no gain or loss;

•	Certain of the Group’s trenching and ploughing assets were identified for disposal because of underutilisation. The equipment was sold on 17 May 2005 for proceeds of $5.1 million resulting in a gain of $2.3 million. The Group intends to continue subcontracting ploughing and trenching operations.

Furthermore, the Group has reorganised its engineering functions and integrated them into the regional structure. This involved the retention and reallocation of approximately 100 engineers from the Paragon Companies (comprised of Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc.). Consequently the Group no longer requires engineering services to be provided by the Paragon Companies.

These assets did not meet the criteria for treatment of discontinued operations, because the operations and cash flows from the disposal groups were not eliminated from the Group’s operations. These operations have continued to be performed in-house or have been purchased from third parties when required.

Note 11. Tangible Long-lived Assets, Net

Tangible assets comprise the following:

As at 30 November (in millions)	2005 Gross value	2005 Accumulated depreciation	2005 Net book value	2005	2004 Gross value	2004 Accumulated depreciation	2004 Net book value	2004
	$	$	$	%	$	$	$	%
Construction support ships	522.1	(244.3)	277.8	61	623.1	(276.0)	347.1	70
Operating equipment	301.4	(146.5)	154.9	34	279.6	(154.9)	124.7	25
Land and buildings	29.3	(10.2)	19.1	4	38.6	(11.5)	27.1	5
Other assets	17.2	(11.3)	5.9	1	14.8	(13.9)	0.9	—

Total	870.0	(412.3)	457.7	100	956.1	(456.3)	499.8	100

Notes to the Consolidated Financial Statements—(Continued)

Impairments of Long-Lived Tangible Assets in Fiscal Year 2005

In fiscal year 2005 the Group recorded impairment charges from continuing operations totalling $7.1 million in respect of its long-lived assets, as set forth below:

Warri Yard—$5.4 million

The Group’s fabrication yard in Warri, Nigeria was identified to be underutilised during the preparation of the 2006 operating budget in October 2005. An impairment charge of $5.4 million, based on fair value calculations using discounted cash flows, was recorded in the fourth quarter of fiscal year 2005 to reduce the net book value of this asset to $nil.

Underutilised Mobile Equipment—$1.5 million

An impairment charge was recorded in the third quarter of fiscal year 2005 for the SC Riser. This equipment, which is one of two risers owned by the Group, is installed on a client’s vessel. The net book value of $1.7 million was adjusted for an impairment charge of $1.0 million following receipt of an offer by the client and the equipment was reported as an ‘Asset held for sale’ as at 30 November 2005.

In the fourth quarter of fiscal year 2005, the Matis 3, a pipeline tie-in system, was stored and no job had been identified for this equipment during the 2006 budget process in October 2005. The Group recorded an impairment charge of $0.5 million to reduce the net book value of this asset to $nil.

Nanterre Office Furniture—$0.2 million

In January 2006, Acergy Africa and Mediterranean relocated its office from Nanterre to Suresnes, near Paris. This decision made in fiscal year 2005, triggered an impairment charge of $0.2 million for the furniture in the Nanterre office which the Group decided could not be transferred to the new office in Suresnes.

Impairments of Long-Lived Tangible Assets in Fiscal Year 2004

In fiscal year 2004 the Group recorded impairment charges from continuing operations totalling $9.4 million in respect of its long-lived assets, as set forth below:

Ships and Other Offshore Equipment—$4.2 million

An impairment charge of $1.9 million was recorded in the second quarter of fiscal year 2004 in respect of the Seaway Explorer on the basis of the negotiations for its sale. The sale was subsequently completed in the third quarter of fiscal year 2004. The carrying values of a number of other assets were reassessed and impairments recorded in the second and third quarters of fiscal year 2004 when market valuations were updated. These included the Saturation Dive System on the Acergy Condor, the Seaway Legend, the Seaway Kestrel, and the Deep MATIS™ system.

Underutilised Mobile Equipment—$5.2 million

During the preparation of the 2005 annual operating budget and three-year plan in October 2004, the Group’s senior management assessed the level of expected future utilisation of all its long-lived assets in light of the business strategies established in management’s business plan, and a number of assets are expected to be underutilised in management’s revised plans. The major items included an ROV, and three trenchers/ploughs. The Group estimated that future cash flows attributable to these assets were less than their carrying values and an impairment charge was recorded on the basis of fair value calculations performed by the Group, using either discounted cash flows or an estimate of fair value based on offers received for the sale of the assets.

Notes to the Consolidated Financial Statements—(Continued)

Impairments of Long-Lived Tangible Assets in Fiscal Year 2003

In fiscal year 2003, the Group recognised aggregate impairment charges from continuing operations of $164.2 million as set forth below:

Ships Offered for Sale—$42.0 million

Several of the Group’s ships were offered for sale in September 2003 via a broker. These included the Seaway Kestrel and the Seaway Explorer. The broker provided guidance as to the prices that could be obtained under the then prevailing market conditions. These prices were at a level substantially below the carrying values of the ships, and an impairment charge of $42.0 million was recorded on the basis of the broker’s valuation.

The Seaway Explorer was sold during fiscal year 2004 for proceeds of $7.2 million, yielding no gain or loss on sale, leaving only the Seaway Kestrel as held for use as at 30 November 2004 as it was as at 30 November 2003.

LB200 Pipelay Barge—$55.7 million

A review was performed in the fourth quarter of 2003 to determine the predicted world-wide demand for trunkline barges. This review also took into account the outcome from bid processes during the fourth quarter of fiscal year 2003. The result of the review was a downward revision of the Group’s forecasted future utilisation and daily charge-out rates for the LB200, and subsequently an impairment charge was recorded.

Radial Friction Welding System (‘RFW’)—$42.7 million

The RFW programme was started in June 1995 to design and fabricate a high quality ship-mounted welding system for use on 6 to 12 inch flowlines, at a production rate of 200 pipe joints per day. The system proved too large and complex to install on one of the Group’s existing ships, so in 2002 the Group began discussions with a ship owner to install the system on one of their ships. This installation required substantial additional investment and in November 2003, the agent nominated by the Group to identify potential investors submitted a status note indicating that he had been unable to attract any further investors to join the project. Subsequently, an impairment charge was recorded and currently the RFW is carried at a net book value of $nil.

Other Ships and Offshore Equipment—$18.7 million

The major items included three remote-operated MATIS™ pipe-connectors, nine ROVs, the Smartleg platform-deck installation equipment, three trenchers/ploughs, and four pipe carousels. The review performed by the Group’s senior management in October 2003 indicated that in light of the new business plan, these assets were found to be underutilised and an impairment charge was recorded on the basis of fair value calculations performed using discounted cash flows.

Lobito Yard Assets—$5.1 million

A buy-out proposal from Sonamet to acquire equipment at the Lobito Yard in Angola was received in the fourth quarter of fiscal year 2003, and the carrying amount for the assets concerned was reduced to the proposed sale price. The assets were subsequently sold to Sonamet at that price after the end of fiscal year 2003.

Note 12. Goodwill and Other Intangible Assets

As at 30 November 2005, there was no goodwill as the balance of $5.3 million as at 30 November 2004 had related to the acquisition of Paragon Engineering Services, Inc., which was part of Acergy Corporate and was sold on 19 January 2005.

Notes to the Consolidated Financial Statements—(Continued)

There were net intangible assets of $4.3 million as at 30 November 2005 (2004: $4.6 million) and $3.6 million (2004: $3.9 million) of this balance related to Sonamet, which was consolidated for the first time as at 31 May 2004. This was the fair value of a lease access premium for the Lobito Yard in Angola at favourable rates. This intangible asset had a gross value of $4.7 million, accumulated amortisation of $0.8 million and a useful life of 18 years as of the first date of consolidation. The amortisation expense for the fiscal year ended 30 November 2005 was $0.3 million (2004: $0.8 million, 2003: $2.3 million).

The amortisation is expected to be $0.3 million for fiscal year 2006 and for each of the following four years thereafter.

Impairment

No impairment charge was recorded for goodwill during fiscal years 2005, 2004 and 2003.

Note 13. Investments in and Advances to Non-consolidated Joint Ventures

Investments in joint ventures for fiscal year 2005 were $27.8 million, an increase of $4.2 million compared to fiscal year 2004. The movements are explained below:

As at 30 November (in millions)	Geographical Location	Acergy Business Segment	Ownership	2005	2004
			%	$	$
NKT Flexibles I/S	Denmark	Corporate	49	11.0	12.0
Mar Profundo Girassol (‘MPG’)	West Africa	Africa & Mediterranean	50	2.2	—
Seaway Heavy Lifting Limited (‘SHL’)	Cyprus	Corporate	50	12.1	3.5
Acergy/Subsea 7	Norway	Northern Europe & Canada	50	2.1	1.6
Kingfisher D.A.	Norway	Northern Europe & Canada	50	0.1	3.7
Dalia FPSO	West Africa	Africa & Mediterranean	17.5	0.3	2.7
EPIC JV	Norway	Northern Europe & Canada	50	—	0.1

Total				27.8	23.6

For the fiscal year ended 30 November (in millions)	2005	2004
	$	$
Opening Balance	23.6	43.0
Share in net income of joint ventures and associates	26.9	15.0
Dividends distributed to the Group	(14.0)	(19.7)
Consolidation of Sonamet & Sonastolt as at 31 May 2004(a)	—	(27.1)
Increase in investment	—	4.9
Reclassification of negative balance to liabilities	(2.9)	2.9
Impact of currency translation	(1.5)	4.9
Change in fair value of derivative instruments	(4.3)	(0.3)

Closing balance	27.8	23.6

(a)	In accordance with FIN46R, both Sonamet and Sonastolt have been accounted for as consolidated subsidiaries since 31 May 2004. Until that date they were accounted for using the equity method because the Group’s ability to control the operation of the investees is restricted by the significant participating interest held by another party.

Notes to the Consolidated Financial Statements—(Continued)

Share in Net Income of Non-consolidated Joint Ventures and Associates

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2005, 2004 and 2003, respectively:

For the fiscal year ended 30 November (in millions)	2005	2004	2003
	$	$	$
NKT Flexibles I/S	0.1	(5.0)	(10.0)
Mar Profundo Girassol	5.2	(3.1)	(0.8)
Sonamet/Sonastolt(a)	—	7.0	4.9
Seaway Heavy Lifting Limited	8.5	5.9	3.2
Acergy/Subsea 7	7.3	3.5	4.0
Kingfisher D.A.	3.9	0.6	(0.9)
Dalia FPSO	1.8	(1.7)	—
EPIC JV	0.1	7.8	—

Total	26.9	15.0	0.4

(a)	Excludes Sonamet and Sonastolt data for the fiscal year ended 30 November 2005 and the last six months for fiscal year ended 30 November 2004.

No long-lived asset impairment charges were recorded during fiscal years 2004 and 2005. In fiscal year 2003, charges totalling $9.1 million in respect of the Group’s share of tangible asset impairments were booked by three of the Group’s equity joint ventures, NKT Flexibles ($6.6 million), Kingfisher D.A. ($1.4 million) and Sonastolt ($1.1 million).

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributions

Total dividends of $14.0 million were received in fiscal year 2005 from three joint ventures (EPIC JV, Subsea 7 and Kingfisher D.A.). Dividends totalling $19.7 million were received in fiscal year 2004 from four joint ventures (EPIC JV, SHL, Subsea 7 and Kingfisher D.A.).

Consolidation impact of Sonamet and Sonastolt

Sonamet and Sonastolt ceased to be accounted for using the equity method on 31 May 2004, when the Group adopted FIN46R. The Group’s share of the net assets of the joint ventures was $27.1 million as at 31 May 2004. An analysis is included in Note 5 ‘Adoption of FIN46R’ above.

Increase in Investment

On 25 March 2004, the Group made a cash investment of $4.9 million in NKT Flexibles. In the same month, NKT Flexibles repaid $3.3 million of short-term debt to the Group. During the fiscal year 2004 the Group made additional short-term advances to NKT Flexibles totalling $5.7 million, against which a full provision for doubtful recovery was recorded as at 30 November 2004, as the Group did not believe it was probable of collection. In fiscal year 2005 this provision was released on the basis of improved forecast future cash flows of

Notes to the Consolidated Financial Statements—(Continued)

NKT Flexibles, which indicate that advances made to NKT Flexibles will be repaid in full. No further investments were made in any of the joint ventures during fiscal year 2005, but additional loans of $2.0 million were made to NKT Flexibles bringing the total shown under other current assets to $7.7 million as at 30 November 2005.

Reclassification of Negative Equity Balance as Liabilities

The Group accrues losses in excess of the investment value when the Group is committed to provide ongoing financial support to the joint venture. The Group’s share of any net liabilities of joint ventures are classified in accounts payable and accrued liabilities. Accordingly, a $2.9 million reclassification was recorded in fiscal year 2004 in respect of the Group’s share of liabilities arising from a warranty claim from MPG’s client. In fiscal year 2005 an agreement was reached on the warranty claim with the client and the provision was released.

Impact of Currency Translation

This relates to the translation of the Group’s investment in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles, Kingfisher D.A. and MPG.

Change in Fair Value of Derivative Instruments

This item is the Group’s share of the movement in fair values of forward contracts taken out during fiscal years 2003 to 2005 by the Dalia joint venture. This is reported through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met.

Summarised Financial Information

Summarised financial information for the Group’s non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures’ financial statements, is as follows:

Aggregated Income Statement Data for Non-Consolidated Joint Ventures

For the fiscal year ended 30 November (in millions)	2005	2004(a)	2003
	$	$	$
Net operating revenue	405.4	589.7	323.5
Gross profit	100.4	45.4	29.0
Net income	68.2	30.2	3.5

(a)	Excludes Sonamet and Sonastolt data for the fiscal year ended 30 November 2005 and for the last six months of fiscal year ended 30 November 2004.

Balance Sheet data

As at 30 November (in millions)	2005	2004(a)
	$	$
Current assets	239.7	342.7
Non-current assets	34.5	55.2
Current liabilities	201.9	358.6
Long-term liabilities	—	6.7

(a)	Excludes Sonamet and Sonastolt.

Transactions with Joint Ventures

For commercial reasons, the Group has structured certain contractual services through its joint ventures. The income statement data for the non-consolidated joint ventures presented above includes the following expenses

Notes to the Consolidated Financial Statements—(Continued)

related to transactions with the Group in 2005, 2004 and 2003, respectively: charter hire of $ 10.0 million, $8.7 million and $2.9 million and other expenses including general and administrative charges of $33.1 million, $35.0 million and $57.7 million. The Sonamet joint venture prior to its inclusion in the Consolidated Financial Statements received revenue of $6.3 million and $55.3 million in fiscal years 2004 and 2003, respectively, from the Group. The balance sheet data includes amounts payable to joint ventures by the Group of $nil and $0.1 million and short-term amounts receivable by the Group of $8.7 million and $8.1 million as at 30 November 2005 and 2004, respectively.

Details of guarantees provided to third parties by the Group in respect of performance by joint ventures are disclosed in Note 29 ‘Guarantees’ below.

Note 14. Income Taxes

The income tax (provision) benefit is as follows:

For the fiscal year ended 30 November (in millions)	2005	2004	2003
	$	$	$
Current	(10.1)	(23.0)	(6.6)
Deferred	(2.8)	13.8	7.2

Income tax (provision) benefit	(12.9)	(9.2)	0.6

For the year ended 30 November 2005, $0.7 million was debited as deferred tax to other comprehensive income (2004: $nil; 2003: $3.6 million).

The tax effects of temporary differences and net operating loss carry forwards (‘NOLs’) as at 30 November 2005 and 2004 are as follows:

As at 30 November (in millions)	2005	2004
	$	$
Deferred tax assets:
NOLs carried forwards	59.0	73.0
Accrued expenses and provisions not currently deductible	60.2	35.9
Tangible asset temporary differences	1.1	5.3
Valuation allowance	(89.9)	(97.5)

Net deferred tax assets	30.4	16.7
Deferred tax liabilities:
Tangible asset temporary differences	(14.6)	—

Net deferred tax assets	15.8	16.7

Short-term deferred tax asset	9.4	2.3
Short-term deferred tax liability	—	(0.5)
Long-term deferred tax asset	11.4	16.1
Long-term deferred tax liability	(5.0)	(1.2)

Net deferred tax assets	15.8	16.7

The Group recognises deferred tax assets and liabilities for the anticipated future effect of temporary differences between the financial statements and the tax treatment using the tax rates currently in effect. The Group records a valuation allowance for deferred tax assets in circumstances when it is more likely than not that the deferred tax asset will not be realised.

Notes to the Consolidated Financial Statements—(Continued)

The Group has not provided for deferred taxes on the unremitted earnings of its subsidiaries that are permanently reinvested. If the retained earnings of all of Stolt Offshore’s subsidiaries were to be repatriated to Stolt Offshore S.A. withholding and remittance taxes would be due in some, but not all instances. Management has made no provision for such taxation, as it intends to indefinitely invest the undistributed earnings of Stolt Offshore S.A.’s subsidiaries incorporated in those countries which impose withholding or remittance taxes. The Group has reviewed the book and tax basis of of its investments in joint ventures, partnerships and similar assets and has concluded that no temporary differences exist.

The Group has NOLs of $169.8 million to carry forward in various countries, which will expire as follows:

As at 30 November 2005 (in millions)	$
Within five years	2.0
6 to 10 years	4.3
11 to 15 years	84.7
16 to 20 years	61.3
Without time limit	17.5

Total	169.8

At the tax rates prevailing in the countries where the NOL arose, this gives rise to a deferred tax asset of $59.0 million. The Group has then recorded a valuation allowance against this deferred tax asset in cases where it is considered unlikely that its subsidiaries will be able to benefit from those NOLs.

The Group utilised part of its NOL to offset gains from the disposal of Paragon Engineering Services, Inc., and the United States (‘U.S.’) owned assets to Cal Dive. In prior years the Group had recorded a 100% valuation allowance on U.S. NOLs and therefore did not record any tax provision in the fiscal year 2005 year for this gain. In the U.S., our ability to carry forward NOLs will be subject to a limitation as a consequence of the transaction whereby SNSA sold its remaining stock in the Group. The Group considers that it is more likely than not to lose the ability to utilise $109.1 million of its total U.S. NOL of $143.1 million NOL that it is entitled to carry forward in the U.S. With the limitation and the continued uncertainty following a history of incurring losses for tax purposes in the U.S., the Group has maintained a 100% valuation allowance in the U.S. on both its NOL and other temporary differences.

In Australia, the Group has a gross deferred tax asset, before valuation allowances, of $3.1 million. Based on all available evidence, both positive and negative, including forecasts of future profits in Australia, the Group considers it more likely than not that the value of future tax deductions in Australia will be $0.9 million and accordingly the Group has recorded a $2.2 million valuation allowance. In Angola and Nigeria the Group has recognised deferred tax assets of $1.0 million and $2.1 million respectively for tax credit carry forwards. The Group has determined that it is more likely than not that future profits on existing contracts in those two countries will result in taxable income sufficient to utilise the tax credits.

In Norway, the Group released a valuation allowance of $5.5 million and is now carrying forward a deferred tax asset of $7.3 million. Based on all available evidence, both positive and negative, including future forecasts of profit in Norway, alongside a history of profitable operations in Norway, the Group considers it is more likely than not that it will be able to utilise fully its Norwegian deferred tax asset.

The Group has recognised a $6.3 million net deferred tax asset in France for the tax effect of temporary differences. Based on all available evidence, both positive and negative, including forecasts of future taxable income in France, the Group considers it more likely than not that it will be able to utilise the $6.3 million deferred tax asset.

Notes to the Consolidated Financial Statements—(Continued)

The Group has recorded a $2.5 million deferred tax liability in the UK, net of deferred tax assets. This relates to temporary differences that will reverse on fixed assets, net of interest deductions and provisions for expenses that the Group considers will more likely than not be tax deductible in later years. In the UK, the Group has recorded a valuation allowance of $9.4 million relating to intra-group interest expense, which the Group does not expect to be tax deductible in the UK.

The Group has recorded valuation allowances in the following jurisdictions:

Tax Jurisdiction As at 30 November 2005 (in millions)	2005	2004
	$	$
France	3.3	1.8
Scandinavia	—	5.5
United Kingdom	9.4	12.5
United States	71.2	74.3
Other	6.0	3.4

Total	89.9	97.5

Stolt Offshore S.A., is an exempt 1929 Luxembourg Holding Company. Luxembourg tax law provides for a special tax regime for 1929 Holding Companies and consequently Stolt Offshore S.A. is not subject to income tax in Luxembourg. Income taxes have been provided based on the tax laws and rates in the countries where the Group has established business operations and earns income. The tax charge for the Group is determined by applying the statutory tax rate to the profits earned in the jurisdictions in which it operates, taking account of permanent differences between book and tax profits.

The principal items when reconciling the actual tax charge to an appropriate effective rate, include the following:

Analysis of GroupTax Charge Year ended 30 November 2005 (in millions)	2005	2004	2003
	$	$	$
Income from continuing operations before taxation and minority interests	129.7	58.8	(389.3)
Expected tax charge/(credit) at 30%	38.9	17.6	(116.8)

Benefit of UK Tonnage Tax Regime	(3.4)	(1.0)	(1.0)
Tax rate differences	12.3	1.6	(13.3)
Adjustments relating to prior years	(21.8)	15.8	15.8
Change in Valuation Allowances	(4.5)	(23.6)	24.5
Profits not subject to Tax	(18.6)	(6.1)	(5.4)
Taxes based on Turnover	11.6	2.8	6.7
Losses subject to turnover based taxes	—	—	49.2
Non-deductible impairment charges	—	—	34.0
Other net permanent differences	(1.6)	2.1	5.7

Tax charge	12.9	9.2	(0.6)

The Group has reconciled its tax rate to 30% being the statutory rate in the UK, as that is the country generating the largest share of the profits in fiscal year 2005.

Notes to the Consolidated Financial Statements—(Continued)

As the Group is operating in many countries, sometimes through a branch rather than a subsidiary, the tax filings are subject to audit and re-assessment by the tax authorities. In accordance with SFAS No. 5 ‘Accounting for Contingencies’ management provides taxes for the amounts that it considers likely to be payable as a result of these audits. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions in accordance with SFAS No. 5, if appropriate.

During the fiscal year 2005, the Group resolved open unagreed tax positions in the Netherlands, Egypt, Nigeria and Norway. This led to the Group recomputing the most probable outcome for uncertain tax positions and releasing provisions previously held. The most significant release of provisions was in the Netherlands where four of the Group’s reporting entities were able, as a result of progress made towards the resolution of historical tax enquiries, to release provisions totalling $21.3 million. This mainly concerned fiscal years up to 2000. The Group became aware in fiscal year 2005 that the Dutch tax authorities intend to open enquiries into later fiscal years and has recorded a provision of $2.6 million, being its estimate of the probable liability for the fiscal years since 2000. The net release in fiscal year 2005 should be regarded as a one-off benefit that will not recur and consequently the Group does not expect that the effective rate of taxation in later years will be as low as that reported in the current year.

There are ongoing discussions, enquiries and audits in various countries and based on its own estimates, the Group has created provisions for the most probable outcomes. As forecasting the ultimate outcome includes some uncertainty the risk exists that the Group will recognise adjustments to its tax provisions in later years as and when matters are finalised with the appropriate tax administrations.

The Group’s U.K. shipping subsidiaries continued to be taxed within the U.K. Tonnage Tax Regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels, before being taxed at the UK statutory tax rate. The Group’s tax charge reflects a net benefit of $3.4 million in fiscal year 2005 as a result of being taxable under the Tonnage Tax Regime, as compared to the UK tax that would be payable had it not elected to join the Tonnage Tax Regime.

Under U.K. tonnage tax legislation, a proportion of tax depreciation previously claimed by the Group may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax Regime. Management has made no provision for the contingent liability relating to ships because it is not probable that it will sell ships under circumstances that cause a charge to income taxes to arise. The contingent liability in respect of these ships as at 30 November 2005 was $24.0 million.

Note 15. Pension Commitments

The Group operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for the years ended 30 November 2005, 2004 and 2003 was $3.0 million, $5.6 million and $4.5 million respectively.

The Group operates both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

Notes to the Consolidated Financial Statements—(Continued)

The following tables provide a reconciliation of benefit obligation and plan assets for the U.K. and Norwegian plans. These are primarily funded plans, although they also include the benefit obligations in relation to an unfunded Norwegian state pension plan.

As at 30 November (in millions)	2005	2004
	$	$
Change in benefit obligation:
Benefit obligation at beginning of year	43.1	35.1
Service cost	3.0	3.0
Members’ contributions	0.2	0.1
Interest cost	2.3	2.2
Actuarial losses (gains)	7.8	(0.5)
Foreign currency exchange rate changes	(4.6)	4.1
Benefits paid from plan assets	(0.8)	(0.9)

Benefit obligation at end of year	51.0	43.1

Change in plan assets:
Fair value of plan assets at beginning of year	35.7	26.3
Actual return on plan assets	4.1	2.7
Members’ contributions	0.2	0.1
Foreign currency exchange rate changes	(4.0)	3.0
Group contributions	3.9	4.5
Benefits paid from plan assets	(0.8)	(0.9)

Fair value of plan assets at end of year	39.1	35.7

Overall status	(11.9)	(7.4)

The following table sets forth the funded status of the defined benefit pension plans and a reconciliation to prepaid benefit cost:

As at 30 November (in millions)	2005	2004
	$	$
Funded status of the plans	(11.9)	(7.4)
Unrecognised net actuarial loss	15.9	11.3
Unrecognised prior service benefit	0.2	0.2
Unrecognised net transition obligation	(0.2)	(0.2)

Net amount recognised	4.0	3.9

Amounts recognised in the consolidated balance sheet as at 30 November were:

As at 30 November (in millions)	2005	2004
	$	$
Prepaid pension asset	4.7	4.6
Accrued pension liability	(0.7)	(0.7)

Net amount recognised	4.0	3.9

The accumulated benefit obligation for all funded pension plans as at 30 November 2005 excluding the unfunded Norwegian state pension plan is $41.3 million (2004: $35.2 million).

Notes to the Consolidated Financial Statements—(Continued)

The prepaid pension asset includes $2.7 million (2004: $0.3 million) in relation to defined benefit plans within which the accumulated benefit obligation is in excess of the value of the plan assets. The projected benefit obligations of these plans were $47.2 million as at 30 November 2005 (2004: $20.1 million) and the fair value of assets under these plans was $34.5 million (2004: $12.7 million). The accumulated benefit obligations under these plans were $38.4 million as at 30 November 2005 (2004: $15.3 million).

As at 30 November 2005, the Group has recorded a cumulative adjustment for minimum liability of $6.2 million (2004: $2.6 million), which was included in the accrued pension liability balance, for one of its plans. This is prescribed by SFAS No. 87 ‘Employers’ Accounting for Pensions’, when the accumulated benefit obligation in the plan exceeds the fair value of the underlying plan assets. The corresponding entry recorded as a component of other comprehensive income was $4.5 million (net of deferred tax of $1.3 million) as at 30 November 2005 (2004: $2.0 million (net of deferred tax of $0.6 million)).

The funded defined benefit pension plans’ weighted average asset allocations as at 30 November 2005 and 2004 and the target allocations for fiscal year 2005 by asset category were as follows:

As at 30 November	Target Allocation	2005	2004
	%	%	%
Equities	41	40	35
Bonds	49	49	40
Real estate	7	7	8
Other	3	4	17

Total	100	100	100

The investment strategy of the funded defined benefit pension plans takes into account the need for the diversification of investments and the suitability of these investments to the plans’ asset classes. Investments are made to reduce long-term volatility taking into account the pension plans’ liabilities and the desired long-term return on assets.

The weighted average assumptions used for the funded defined benefit pension plans are as follows:

Assumption used to determine benefit obligations as at 30 November	2005	2004	2003
	%	%	%
Discount rate	4.9	5.7	5.9
Rate of compensation increase	3.2	3.2	3.2

Assumption used to determine benefit cost for the fiscal year ended 30 November	2005	2004	2003
	%	%	%
Discount rate	5.7	5.9	6.2
Expected return on plan assets	6.9	6.9	7.0
Rate of compensation increase	3.2	3.2	3.2

The assumptions take into account the evaluation of the plans’ assets, the plans’ proposed asset allocation, historical trends and experience, and current and expected market conditions.

Notes to the Consolidated Financial Statements—(Continued)

The following table sets forth the expected future cash flows of the funded defined benefit plans:

For the fiscal year ended 30 November (in millions)	$
Estimated future benefit payments:
2006	0.8
2007	0.9
2008	1.1
2009	1.3
2010	1.2
2011 – 2015	6.9

Estimated future contributions:
2006	3.8

Net periodic pension benefit costs for funded defined benefit plans include the following components:

For the fiscal year ended 30 November (in millions)	2005	2004	2003
	$	$	$
Service cost	3.0	3.0	2.8
Interest cost	2.3	2.2	1.8
Expected return on plan assets	(2.4)	(2.1)	(1.7)
Amortisation of transition obligation	(0.1)	(0.1)	—
Recognised net actuarial losses	0.6	0.5	0.7
Amortisation of prior service benefit	0.2	—	0.1
Foreign currency exchange rate changes	0.2	(0.2)	—

Benefit cost	3.8	3.3	3.7

The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded retirement indemnity plans. This excludes the unfunded Norwegian state pension plan which is included within the reconciliation of the benefit obligation of funded plans.

For the fiscal year ended 30 November (in millions)	2005	2004
	$	$
Benefit obligation at beginning of year	3.6	4.3
Divestitures(a) Service cost	— 0.2	(1.5 0.1)
Interest cost	0.2	0.2
Acturial gain	(0.1)	—
Foreign currency exchange rate changes	(0.3)	0.5

Benefit obligation at end of year	3.6	3.6

(a)	The divestitures represent the reduction in the benefits obligation due to the sale of Serimer DASA and Paragon Litwin.

Notes to the Consolidated Financial Statements—(Continued)

The following table sets forth the unfunded status of the unfunded retirement indemnity reconciliation to the recognised liability:

As at 30 November (in millions)	2005	2004
	$	$
Unfunded status of the plans	3.6	3.6
Unrecognised gains	0.5	0.6

Net amount recognised	4.1	4.2

The weighted average rate assumptions used are as follows:

For the fiscal year ended 30 November	2005	2004	2003
	%	%	%
Discount rate	5.0	5.0	5.0
Expected return on plan assets	n/a	n/a	n/a
Rate of compensation increase	2.5	2.5	2.1

Net periodic pension benefit costs include the following components:

For the fiscal year ended 30 November (in millions)	2005	2004	2003
	$	$	$
Service cost	0.2	0.1	0.5
Interest cost	0.2	0.2	0.4
Foreign currency exchange rate changes	(0.5)	—	—
Plan amendment	—	—	3.7

Benefit cost	(0.1)	0.3	4.6

In Indonesia, retirement indemnities, for which the Group has accrued $0.3 million as at 30 November 2005 (2004: $0.4 million), are paid as a lump sum upon retirement. They are primarily based upon the employees’ years of service and salary levels.

The following table provides an analysis of the pension liability:

As at 30 November (in millions)	2005	2004
	$	$
Minimum liability adjustment for funded schemes	6.2	2.6
Pension liability for unfunded schemes(a)	4.8	4.2
Retirement indemnity	0.3	0.4

Pension liability	11.3	7.2

(a)	Including the unfunded Norwegian state pension plan.

Note 16. Bank Overdraft and Lines of Short-term Credit

As at 30 November 2005, the Group had $nil of uncommitted third party overdrafts and lines of short-term credit facilities available (2004: $nil).

Notes to the Consolidated Financial Statements—(Continued)

Note 17. Long-term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations comprises the following:

As at 30 November (in millions)	2005	2004
	$	$
$350 million credit and guarantee facility, outstanding balance	—	60.0
Other(a)	9.5	9.7

Total long-term debt and capital lease obligations	9.5	69.7

Current portion:
Other(a)	0.8	—

Total current portion	0.8	—

Long-term portion:
$350 million credit and guarantee facility, outstanding balance	—	60.0
Other(a)	8.7	9.7

Total long-term portion	8.7	69.7

(a)	This comprises a loan provided by Sonangol to Sonamet. This loan is unsecured, bears interest at a fixed rate of 2.75% per year and is repaid in annual instalments for a period of not less than six years as at 30 November 2005.

Amounts owed in respect of the $350 million credit and guarantee facility were repaid during the year. At the end of fiscal year 2005 the only debt outstanding was the loan provided by Sonangol to Sonamet of $9.5 million. During fiscal year 2004 scheduled repayments were made as per the terms of the then existing credit facilities. Upon completion of the refinancing in November 2004 the outstanding balance of $279.9 million was repaid. This was partially done by a $50.0 million draw down under the new $350 million revolving credit and guarantee facility, described below. Debt extinguishment costs of $1.8 million relating to the write-off of the unamortised portion of the costs of the previous credit facilities were also recorded within interest expense in the Consolidated Statements of Operations. As at 30 November 2004 the only facility available to the Group was the $350 million revolving credit and guarantee facility.

Commitment fees for any unused lines of credit expensed in the fiscal year ended 30 November 2005 totalled $1.2 million (2004: $0.5 million, 2003: $0.9 million). The weighted average interest rate paid was 5.03% (2004: 6.92%).

Facilities

The Group has the following facility outstanding as at 30 November 2005:

The $350 million Revolving Credit and Guarantee Facility

On 8 November 2004, the Group entered into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks, led by DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers. This facility, together with existing cash balances, was used to refinance the Group’s existing credit and guarantee facilities, including the $440 million secured multi-currency revolving credit facility, the $55/45 million credit/guarantee facility, the $44 million secured guarantee facility, the $100 million secured bank guarantee facility and the $50 million unsecured bonding facility; and is used for general corporate purposes, including the issuance of guarantees to support contract performance obligations and other operating

Notes to the Consolidated Financial Statements—(Continued)

requirements. Consequently, the financing also enabled SNSA to be released from all remaining financial guarantee obligations to the Group. The Group capitalised debt issuance costs of $7.5 million within non-current assets in relation to setting up this facility.

The facility is guaranteed by the Group and subsidiaries comprising in aggregate at least 90% (by external revenues and net tangible assets) of the Group’s net tangible assets and external revenues.

The facility was originally secured by a first priority mortgage on 14 of the most significant assets owned by the Group, as well as an assignment of earnings, insurances and requisition compensation with respect to certain vessels. Four of the vessels have now been sold to Cal Dive (see Note 4 ‘Discontinued Operations’ above). The estimated market value of the 10 vessels pledged in support of the facility as of the close of such facility was approximately $474 million and their corresponding net book value was $282.7 million as at 30 November 2005. The terms of the facility provide that, if any of the secured vessels are sold, the amount available for borrowing under the facility will be temporarily reduced until further security is provided. As at 30 November 2005, the availability was $343.0 million as the Seaway Kestrel and DLB801 had not yet been sold. At 20 February 2006, the availability was $329.0 million due to the sale of the DLB801 (see Note 4 ‘Discontinued Operations’ above).

The facility provides for revolving loans of up to $175 million during the first three years, reducing to $150 million for the fourth year and to $125 million for the fifth year until 8 November 2009. Other mandatory reductions in the facility will occur (subject to cure provisions) if the valuations of the vessels (or a loss of a vessel) shall result in the asset coverage of the outstanding and available amounts under the facility to be less than 120%. Borrowings under the facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain customary conditions precedent. In addition, the facility provides that performance guarantees can be issued until final maturity of the facility equal to the difference between the total available facility and amounts drawn down as loans. At final maturity, all performance guarantees must either expire on or before 8 May 2011 or be replaced or cash collateralised.

As at 30 November 2005, the utilisation of the facility was as follows:

As at 30 November 2005 (millions)	Utilised		Unutilised		Total
	$		$		$
Cash loans facility	34.2	(a)	140.8	(b)	175.0
Guarantees facility	175.0		—		175.0

Total	209.2		140.8		350.0

(a)	Utilised for performance guarantees provided by the banks to fulfil the Group’s contractual obligations.
(b)	The unutilised portion of the cash loan facility was available for guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortisation (‘EBITDA’), a maximum level of total financial debt to tangible net worth and a minimum level of cash and cash equivalents. The Group must meet the requirements of the financial covenants on a consolidated basis at quarterly intervals ending 28 February, 31 May, 31 August and 30 November of each year. The facility also contains negative pledges with respect to accounts receivable and cash. The facility contains representations, affirmative covenants and negative covenants (in addition to the financial covenants listed above) and events of defaults which are customary for transactions of this nature.

Interest on the facility is payable at LIBOR plus a margin which is linked to the ratio of the Group’s debt to EBITDA and which may range from 1.0% to 2.375% per year. The margin is currently fixed at 1.0% for a period

Notes to the Consolidated Financial Statements—(Continued)

of six months and is reviewed every six months. The fee applicable for performance guarantees is linked to the same ratio, may range from 0.5% per year to 1.1875% per year and is currently fixed at 0.5% subject to review every six months.

Note 18. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

As at 30 November (in millions)	2005	2004
	$	$
Invoice accruals	258.8	191.4
Trade payables	161.2	119.4
Provision for loss-making contracts	2.0	29.2

Total	422.0	340.0

Note 19. Related Party Transactions

Related party transactions included the following charges paid to/received from SNSA:

For the fiscal year ended 30 November (in millions)	2005(a)	2004	2003
	$	$	$
Corporate services agreement	0.3	2.6	3.4
Interest charges	—	—	3.5
Premia payable to SNSA captive insurance company	—	9.6	6.6
Receipts under SNSA captive insurance policy	—	(13.2)	(3.0)
Other (receipts) charges	2.9	(0.7)	7.9

Total	3.2	(1.7)	18.4

(a)	SNSA ceased to be a related party on 13 January 2005 when it sold its remaining shareholding in the Group.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal year 2005, SNSA supplied, through a subsidiary, risk management services and, until the end of June 2005, accounting services to the Group partly for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services. The fee is subject to negotiation and agreement between the Group and SNSA on an annual basis. Prior to fiscal year 2005, the services also comprised financial, public relations and other services. The fees for these management services were $0.3 million, $2.6 million and $3.4 million for the period to 13 January 2005 and the fiscal years 2004 and 2003, respectively. The fee was included as a component of SG&A expenses in the Consolidated Statements of Operations. SNSA ceased to be a related party on 13 January 2005 when it sold its remaining shareholding in the Group.

In addition to the above corporate services, SNSA provided various services to the Group, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of cost of insurance premiums of $2.4 million during fiscal year 2005 and total service fees of $0.5 million mainly related to management services. The fees paid during fiscal year 2004 were offset by the receipt of final settlement of certain insurance premiums paid previously, and resulted in a receipt by the Group of $0.7 million. Fees for these services were $7.9 million for 2003. These fees, were included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations.

Notes to the Consolidated Financial Statements—(Continued)

Captive Insurance Company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company (‘Marlowe’) through which certain of the Group’s interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and the Group owns one class of non-voting preference shares. In light of SNSA’s phased sale of its holdings of the Group’s stock, during 2005 the Group ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. The Group has not yet settled its accounts with Marlowe nor transferred its minority shareholding in Marlowe. However, the mechanism for resolving this matter has been agreed with SNSA and the settlement is expected in due course upon close out of relevant insurance years. There is no exposure to loss as a result of this delay in settlement.

Service Mark Agreement

The Group and SNSA were parties to an agreement under which the Group was granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in the Group, the Group was obliged to change its name and logo at SNSA’s request. It has been agreed with SNSA that the Group can use the name and logo until 31 August 2006. Stolt Offshore S.A. has announced it intends to change its name to ‘Acergy S.A.’, subject to shareholder approval at a meeting of shareholders on 3 April 2006. The operating subsidiaries have already changed their names and branding and are operating as ‘Acergy’.

Other Matters

On 20 April 2004, Stolt-Nielsen Transportation Group converted its $50 million subordinated note, as previously agreed, into 22,727,272 Common Shares representing a conversion price of $2.20 per share.

Short-term payables due to SNSA amounted to $nil million as at 30 November 2005 (2004: $2.0 million). The balance as at 30 November 2004 related primarily to outstanding insurance related activity, corporate services agreement charges and other management service charges.

During fiscal year 2005, the Group made no payments for marketing services to a company in which a non-executive Director has an interest (2004: $nil, 2003: $50,000).

Notes to the Consolidated Financial Statements—(Continued)

Note 20. Restructuring and Reorganisation Programme

(in millions)	Real estate costs	Personnel and redundancy costs	Professional fees	Total
	$	$	$	$
Balance, 1 December 2002	—	—	—	—

Movements from continuing operations and discontinued operations:
Expensed in the year to continuing operations	2.7	13.0	0.3	16.0
Expensed in the year to discontinued operations	—	0.2	—	0.2
Released to income in the year from continuing operations	—	—	—	—
Paid in the year from continuing operations	—	(0.7)	—	(0.7)
Other from continuing operations(a)	—	0.1	—	0.1

Balance, 30 November 2003	2.7	12.6	0.3	15.6

Movements from continuing operations:
Expensed in the year	2.6	0.6	0.3	3.5
Released to income in the year	—	(0.7)	(0.1)	(0.8)
Paid in the year	(0.9)	(12.9)	(0.5)	(14.3)
Other(a)	0.3	1.0	—	1.3

Balance, 30 November 2004	4.7	0.6	—	5.3

Movements from continuing operations:
Expensed in the year	—	—	—	—
Released to income in the year	(1.9)	—	—	(1.9)
Paid in the year	(2.3)	(0.6)	—	(2.9)
Other(a)	(0.3)	—	—	(0.3)

Balance, 30 November 2005	0.2	—	—	0.2

(a)	Includes the effect of exchange rate changes.

The restructuring provision for continuing operations at the start of fiscal year 2005 was set up in fiscal year 2003 and resulted from the implementation of the management team’s plan for financial recovery, which included the restructuring of the Group’s cost and asset base. This involved changes in the Group’s personnel, operating structure and business processes. The senior management tier was restructured, with new appointments to 30 out of 40 posts. A plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 posts) and headcount reduction (400 posts), see Note 10 ‘Assets Held for Sale’ above.

The real estate provision of $4.7 million at the start of the fiscal year 2005 related to Acergy Africa and Mediterranean, and comprised accrued rental for office space vacated by Paragon Litwin. $2.6 million of this provision was offset against rental payments recorded during the fiscal year 2005. $1.9 million was released back to the Consolidated Statements of Operations—‘Restructuring credits (charges)’ as the Group had reached an agreement as at 30 November 2005 to terminate the remainder of the lease and vacate the premises by 31 December 2005. The balance of $0.2 million was carried forward to fiscal year 2006 for December rental costs. The office has been relocated from Nanterre to Suresnes, near Paris in France.

The real estate provision of $2.7 million at the start of the fiscal year 2004 was for future rental costs on the office space vacated by Paragon Litwin in fiscal year 2003. This was increased by $2.6 million in Acergy Africa and Mediterranean during fiscal year 2004 to reflect the weakness of local real estate markets for subletting these premises before the end of the lease (August 2007).

Notes to the Consolidated Financial Statements—(Continued)

As at 30 November 2005 there was no provision held for personnel and redundancy costs. $0.6 million of charges recorded during fiscal year 2004 were paid out during fiscal year 2005. The $12.6 million of personnel and redundancy provision recorded at the start of the fiscal year 2004 related to severance payments, vacation paid-in-lieu, and outplacement fees, and were principally incurred in Acergy Northern Europe and Canada, Acergy Africa and Mediterranean, Acergy Corporate and Acergy North America and Mexico, due to the need to reduce staffing levels in Aberdeen, Stavanger, Nanterre, Corporate and Houston offices to reflect lower levels of business expected in 2004. The majority of the provision outstanding at year end 2003 was paid during fiscal year 2004.

The provision for professional fees arising during the year ended 30 November 2003, totalling $0.3 million related to fees incurred by the Group in connection with asset disposals. These were settled during fiscal year 2004.

Note 21. Operating Leases

Total operating lease commitments as at 30 November 2005 amount to $162.7 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships account for $37.6 million of the total commitments. The remaining obligations of $125.1 million relate to office facilities and equipment.

Total minimum annual lease commitments payable and sublease rentals receivable are as follows:

Analysis by year (in millions)	Operating Leases	Sublease Rentals
	$	$
2006	29.8	—
2007	30.4	—
2008	20.0	—
2009	15.0	—
2010	14.2	—
Thereafter	53.3	—

Total(a)	162.7	—

(a)	Excludes the future commitments regarding CS Pertinacia charter commencing in fiscal year 2007 for six years with an additional option for three years ($62.2 million), Polar Queen charter commencing in fiscal year 2006, for six years with an additional option for three years ($70.0 million) and the charter of a new build IMR and Survey ship under an agreement with Eidesvik Shipping AS for eight years plus an option for a further twelve years commencing in fiscal year 2007($39.2 million).

Analysis by currency (in millions)	US dollar Equivalent
Euro	101.0
Norwegian kroner	41.5
US dollar	16.5
British pound sterling	1.5
Central African franc	0.7
Singapore dollar	0.6
Saudi Arabian riyal	0.4
Nigerian naira	0.4
Australian dollar	0.1

Total	162.7

Notes to the Consolidated Financial Statements—(Continued)

Total operating lease rentals charged as an expense for the fiscal year ended 30 November 2005 was $35.4 million (2004: $32.0 million and 2003: $32.3 million).

Note 22. Segment and Related Information

The Group’s operations are managed through five geographical segments. In addition there is the Corporate segment through which the Group manages its activities that serve more than one segment, as described in more detail below. The chief operating decision maker for the Group is the Chief Executive Officer of Stolt Offshore S.A., and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Segments may provide support to other segments; an example is the Casino Project where Acergy Northern Europe and Canada provides support to Acergy Asia and Middle East.

With effect from fiscal year 2004 the Group has changed the allocations of a number of its vessels between the Group’s segments. The main reason for this change in approach is that the Group will now allocate these assets to the segments where they are being utilised, even if only for short to medium terms. Previously the Group would only re-allocate vessels if these were utilised in a segment for a longer period of time. This has had an impact on the depreciation charge allocated to the segments when compared to previous years, but it did not impact the consolidated depreciation charge.

The Group has business segments based on the geographic distribution of the activities as follows:

Segment Geographic Coverage

Acergy Africa and Mediterranean

Includes all activities in Africa and Mediterranean and has its office in Suresnes, France. The Group operates fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada

Includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan and has offices in Aberdeen, U.K. and Stavanger, Norway.

Acergy North America and Mexico

Includes activities in the United States, Mexico, Central America, and Western Canada and has its office in Houston, Texas, United States.

Acergy South America

Includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Acergy Asia and Middle East

Includes all activities in Asia Pacific, India, and Middle East (but excludes the Caspian Sea) and has its office in Singapore with satellite offices in Jakarta, Indonesia and Perth, Australia.

Notes to the Consolidated Financial Statements—(Continued)

Acergy Corporate

Includes all activities that serve more than one segment. These include:

•	Assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs, and other mobile assets that are not allocated to any one segment;

•	Management and corporate services provided for the benefit of all the Group’s businesses;

•	Paragon Engineering Services, Inc. The Group sold Paragon Engineering Services, Inc., effective 19 January 2005 to AMEC plc;

•	NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and

•	SHL, a joint venture with a subsidiary of the Russian Oil Company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

Acergy Corporate also included the results of Paragon Engineering Services, Inc., up until the date of its disposal by the Group to AMEC plc effective 19 January 2005.

The Acergy Corporate office is located in Sunbury-on-Thames, U.K.

Summarised financial information concerning each of the Group’s reportable segments is provided in the following tables:

For the fiscal year ended 30 November 2005 (in millions)	Africa & Mediterranean	Northern Europe & Canada	North America & Mexico	South America	Asia & Middle East	Corporate	Total Continuing Operations	North America & Mexico Discontinued Operations(c)
	$	$	$	$	$	$	$	$
Net Operating Revenues(a)	714.1	579.0	49.1	50.2	80.7	10.2	1,483.3	222.6
Operating expenses	(592.9)	(486.7)	(48.5)	(44.0)	(71.2)	(1.5)	(1,244.8)	(205.8)
Share in net income of non-consolidated joint ventures	7.0	11.3	—	—	—	8.6	26.9	—
Depreciation and amortisation	(20.2)	(9.1)	(1.2)	(5.8)	(1.6)	(19.0)	(56.9)	(1.7)
Impairment of long-lived tangible assets	(5.6)	—	—	—	—	(1.5)	(7.1)	—
Restructuring credits	1.9	—	—	—	—	—	1.9	—
Research and development expense	—	—	—	—	—	1.7	1.7	—
Interest expense	(2.9)	(1.5)	(0.5)	(0.9)	(0.2)	2.0	(4.0)	(0.3)
Interest income	—	—	—	—	—	3.9	3.9	—
Income (loss) before income taxes	49.4	67.0	(1.8)	(1.9)	2.3	4.3	119.3	33.1
Income tax (provision) benefit	(9.4)	(5.1)	—	(0.4)	(1.4)	3.4	(12.9)	—
Net income (loss)	40.0	61.9	(1.8)	(2.3)	0.9	7.7	106.4	33.1
Segment assets	388.9	271.5	110.2	79.0	50.8	484.1	1,384.5	—
Long-lived assets(b)	195.0	119.1	3.1	58.0	5.7	144.8	525.7	—
Investments in and advances to non-consolidated joint ventures	2.5	2.2	—	—	—	23.1	27.8	—
Capital expenditures	41.7	16.1	—	3.8	0.2	15.5	77.3	4.0

(a)	Revenue represents only the external revenues earned by the segments.
(b)	Long-lived assets include net intangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
(c)	See Note 4 ‘Discontinued operations’ above.

Notes to the Consolidated Financial Statements—(Continued)

For the fiscal year ended 30 November 2004 (in millions)	Africa & Mediterranean	Northern Europe & Canada	North America & Mexico	South America	Asia & Middle East	Corporate	Total Continuing Operations	North America & Mexico Discontinued Operations(c)
	$	$	$	$	$	$	$	$
Net Operating Revenues(a)	536.0	341.7	28.3	55.0	31.9	106.7	1,099.6	142.3
Operating expenses	(461.6)	(276.0)	(34.5)	(39.2)	(25.3)	(118.2)	(954.8)	(174.2)
Share in net income of non-consolidated joint ventures	2.4	11.9	—	—	—	0.7	15.0	—
Depreciation and amortisation	(21.8)	(4.5)	(2.0)	(5.7)	(1.0)	(25.6)	(60.6)	(5.0)
Impairment of long-lived tangible assets	(0.7)	—	—	—	—	(8.7)	(9.4)	—
Restructuring (charges) income	(3.2)	0.7	—	—	—	(0.2)	(2.7)	—
Research and development expense	—	—	—	—	—	(0.7)	(0.7)	—
Interest expense	(4.7)	(0.8)	(0.7)	(1.5)	(0.2)	(11.4)	(19.3)	(0.6)
Interest income	—	—	—	—	—	4.0	4.0	—
Income (loss) before income taxes	27.0	46.1	(4.5)	11.3	2.5	(28.3)	54.1	(39.8)
Income tax (provision) benefit	3.4	5.0	—	—	(1.6)	(16.0)	(9.2)	—
Net income (loss)	30.4	51.1	(4.5)	11.3	0.9	(44.3)	44.9	(39.8)
Segment assets	386.5	131.1	105.7	73.0	31.6	381.1	1,109.0	—
Long-lived assets(b)	208.8	44.8	54.2	55.3	7.4	200.6	571.1	—
Investments in and advances to Non-consolidated joint ventures	2.7	5.4	—	—	—	15.5	23.6	—
Capital expenditures	10.1	0.4	0.2	1.6	1.1	15.0	28.4	5.8

(a)	Revenue represents only the external revenues earned by the segments.
(b)	Long-lived assets include net intangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
(c)	See Note 4 ‘Discontinued operations’ above.

Notes to the Consolidated Financial Statements—(Continued)

For the fiscal year ended 30 November 2003 (in millions)	Africa & Mediterranean	Northern Europe & Canada	North America & Mexico	South America	Asia & Middle East	Corporate	Total Continuing Operations	North America & Mexico Discontinued Operations(c)
	$	$	$	$	$	$	$	$
Net Operating Revenues(a)	673.8	387.6	17.7	56.0	26.8	137.5	1,299.4	182.9
Operating expenses	(819.6)	(331.1)	(17.3)	(32.9)	(26.0)	(154.6)	(1,381.5)	(185.0)
Share in net income of non-consolidated joint ventures	1.8	3.6	—	—	—	(5.0)	0.4	—
Depreciation and amortisation	(17.7)	(3.7)	(0.1)	(2.2)	(3.3)	(65.8)	(92.8)	(0.7)
Impairment of long-lived tangible assets	(65.1)	(0.1)	—	—	—	(99.0)	(164.2)	(12.4)
Restructuring charges	(9.8)	(1.6)	(0.1)	—	—	(4.5)	(16.0)	(0.2)
Research and development expense	—	—	—	—	—	(1.5)	(1.5)	—
Interest expense	(8.9)	(0.4)	(0.1)	—	(0.3)	(17.1)	(26.8)	(1.1)
Interest income	—	—	—	—	—	3.1	3.1	—
Income (loss) before income taxes	(285.2)	23.1	(0.6)	18.2	(6.5)	(142.8)	(393.8)	(24.9)
Income tax (expense) benefit	4.1	4.5	(0.1)	(0.3)	(0.4)	(7.2)	0.6	—
Net Income (loss)	(281.1)	27.6	(0.7)	17.9	(6.9)	(150.0)	(393.2)	(24.9)
Segment assets	494.4	118.9	115.4	78.2	39.7	396.1	1,242.7	—
Long-lived assets(b)	238.3	25.3	41.3	60.5	15.2	210.4	591.0	—
Investments in and advances to non-consolidated joint ventures	21.7	6.0	—	—	—	15.3	43.0	—
Capital expenditures	5.4	0.9	0.4	1.6	—	13.6	21.9	—

(a)	Revenue represents only the external revenues earned by the segments.
(b)	Long-lived assets include net intangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
(c)	See Note 4 ‘Discontinued operations’ above.

Notes to the Consolidated Financial Statements—(Continued)

Following is a description of the classification of the service capabilities the Group has adopted:

Subsea construction, Umbilicals, Risers and Flowlines (‘SURF’): SURF relates to engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tieback projects, which involve pipelaying, umbilical installation and trenching or ploughing, to connect a new additional subsea development to an existing production facility. The installation of jumpers and spool pieces, as well as hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development. This category also includes ship charters and rental of equipment and construction support ROVs. During 2005, SURF activities accounted for approximately 52% of revenue from continuing operations.

Conventional: This comprises engineering and construction activities relating to platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes selected ship charters and equipment rental in relation to Conventional activities. During 2005, Conventional activities in the remainder of the Group accounted for 26% of revenue from continuing operations.

Inspection, Maintenance and Repair (‘IMR’): This comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs. IMR activities are conducted both under long-term frame agreements with clients and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. During 2005, IMR activities accounted for 8% of revenue from continuing operations.

Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilising the LB200 pipelay barge. During 2004 and 2003 there were no Trunkline activities. During 2005, Trunklines’ activities accounted for approximately 11% of total revenue from continuing operations.

Survey: This comprises of support for both external clients and internal projects in the fields of construction support, pipeline inspection and sea bed mapping using specialised survey vessels and Survey ROVs. The construction support activities include, among other things, pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on top-sides (Rope Access). During 2005, Survey activities accounted for approximately 2% of revenue from continuing operations.

Corporate: This comprises all activities that serve more than one segment. These include: NKT Flexibles, SHL, Paragon Engineering Services, Inc., which was disposed in January 2005, and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one segment. It also includes management and corporate services provided for the benefit of all the Group’s businesses. It also includes revenue from Serimer DASA until 31 May 2004 and from Paragon Litwin and Paragon Italia S.r.L. until 9 June 2004. During 2005, Corporate activities accounted for approximately 1% of total revenue from continuing operations.

The Group also provides field decommissioning services at the end of the working life of an offshore oilfield, although no material revenues were generated during any of the periods presented.

Notes to the Consolidated Financial Statements—(Continued)

The following table shows net operating revenue from continuing operations for 2005, 2004 and 2003 by service capability:

For the fiscal year ended 30 November (in millions)	2005	2004	2003
	$	$	$
SURF	783.5	526.2	598.7
Conventional	391.6	293.3	388.2
IMR	111.9	155.9	151.1
Trunklines	158.6	—	—
Survey	27.1	16.0	7.0
Corporate	10.6	108.2	154.4

Total Net Operating Revenue	1,483.3	1,099.6	1,299.4

For the fiscal year ended 30 November 2005, four clients each individually accounted for more than 10% of the Group’s revenue. Statoil accounted for $301.5 million, representing 17.7% of the Group’s total revenue and accounted for in Acergy Northern Europe and Canada. BP contributed $218.9 million representing 12.8% of the Group’s total revenue and recognised in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East. $204.4 million, representing 12.0% of the Group’s total revenue was recorded from Total Fina Elf in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Revenue from ExxonMobil was $191.0 million, 11.2% of the Group’s total revenue recognised in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada.

During the fiscal year ended 30 November 2004, one client accounted for more than 10% of the Group’s revenue. The revenue from this client was $212.5 million, representing 17.1% of the Group’s total revenue. This revenue was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. During the fiscal year ended 30 November 2003, two clients each individually accounted for more than 10% of the Group’s revenue. Revenue from the largest client was $329.4 million, representing 22.2% of the Group’s total revenue and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy North America and Mexico. The revenue from the second largest client was $175.4 million representing 11.8% of the Group’s total revenue and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East.

Note 23. Common Shares and Treasury Shares

As at 30 November (in millions)	2005 Number of shares	2005 Par value	2004 Number of shares	2004 Par value
		$		$
Common Shares, $2.00 par value—authorised	230.0	460.0	230.0	460.0
Shares issued	192.8	385.5	191.4	382.8
Shares outstanding (excludes Common Shares held as Treasury Shares	191.9	383.7	190.5	381.0

Treasury Shares(a)	0.9	1.8	0.9	1.8

(a)	The Treasury Shares valued at cost as at 30 November 2005 were $1.0 million (2004: $1.0 million).

Notes to the Consolidated Financial Statements—(Continued)

During fiscal year 2005 1,368,371 options were exercised, as disclosed in Note 25 ‘Share Option Plans’ below.

At an Extraordinary General Meeting on 11 February 2004, the authorised Share Capital of the Group was increased to 230 million Common Shares, with a par value of $2.00 each.

During fiscal year 2004 the following transactions occurred:

•	On 13 February 2004, the Group, through a private placement, issued and sold 45.5 million Common Shares at $2.20 per share. Gross proceeds were $100.1 million ($93.2 million net of expenses);

•	Also on 13 February 2004, the outstanding 34 million Class B Shares were converted by SNSA into 17 million Common Shares;

•	On 20 April 2004, SNSA completed a previously announced debt for equity swap. SNSA subscribed to 22.7 million Common Shares in consideration for cancellation of a $50 million subordinated loan to the Group; and

•	On 25 May 2004, the Group, through a subsequent issue to existing shareholders on the same terms as the earlier private placement, issued and sold 29.9 million Common Shares at $2.20 per share, raising gross proceeds of $ 65.8 million ($61.6 million net of expenses).

Following these transactions the number of Common Shares outstanding as at 30 November 2004 was 190.5 million. As at the same date SNSA owned 79.4 million Common Shares or 41.7% of the total number of shares outstanding. SNSA sold its entire shareholding effective 13 January 2005 and thereby ceased to be a shareholder of the Group.

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

Luxembourg law requires that 5% of the Group’s unconsolidated net income each year is allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of the stated capital of the Group, as represented by Common Shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

As at 30 November 2005, $17.1 million of the consolidated deficit represented undistributed earnings of non-consolidated joint ventures (2004: $7.7 million).

Notes to the Consolidated Financial Statements—(Continued)

Note 24. Earnings per Share

The computations for the three years ended 30 November 2005 are based upon the following weighted average number of shares outstanding:

For the fiscal year ended 30 November (in millions)	2005 Number of shares	2004 Number of shares	2003 Number of shares
Basic:
Common Shares	191.1	157.6	75.6
Class B Shares	—	—	17.0

Total	191.1	157.6	92.6

Diluted:
Potentially dilutive share options	4.4	1.9	—

Diluted	195.5	159.5	92.6

For the fiscal year ended 30 November 2005 the diluted earnings per share have been calculated using the diluted number of 195,497,733 Common Shares.

The diluted loss per share for the year ended 30 November 2003 did not include Common Share equivalents in respect of share options of 4,363,801 as their effect would be anti-dilutive.

As of 13 February 2004, all 34 million Class B Shares outstanding were converted into 17 million Common Shares. See Note 23 ‘Common Shares and Treasury Shares’ above.

Note 25. Share Option Plans

The Group operates an option plan approved in April 2003 (the ‘2003 Plan’). An option plan for key Directors and employees resident in France (the ‘French Plan’), is a sub-plan under the 2003 Plan. Options granted under the Senior Management Incentive Plan (the ‘SMIP’), previously named as the Key Staff Retention Plan (see Note 26 ‘Compensation and Reward’ below), were issued under the 2003 Plan.

A Compensation Committee appointed by the Group’s Board of Directors administers these Plans. Options are awarded at the discretion of the Compensation Committee to Directors and key employees.

Under the 2003 Plan options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the ‘1993 Plan’). The unused portion of options authorised to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The key terms of options granted under the SMIP are described in Note 26 ‘Compensation and Reward’ below.

During fiscal year 2005, 1,151,000 options were granted, which included 135,000 options granted under the French Plan.

Notes to the Consolidated Financial Statements—(Continued)

The following tables reflect total options activity for the three-year period ended 30 November 2005, including under the SMIP:

For the fiscal year ended 30 November	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price	Shares	2003 Weighted average exercise price
		$		$		$
Outstanding at beginning of year	10,060,311	4.81	4,564,072	7.55	3,683,292	9.85
Granted	1,151,000	9.43	5,744,700	2.68	1,249,500	1.33
Exercised	(1,368,371)	4.02	(4,734)	1.19	—	—
Forfeited	(72,939)	5.08	(152,513)	7.29	(368,720)	9.72
Expired	—	—	(91,214)	3.09	—	—
Outstanding at end of year	9,770,001	5.45	10,060,311	4.81	4,564,072	7.55
Exercisable at end of year	2,880,835	9.39	3,169,986	9.15	2,388,007	10.19

Weighted average fair value of options granted during the year		6.78		1.81		0.78

Of the options outstanding as at 30 November 2005, but not yet exercisable, 1.2 million options had performance criteria attached under the SMIP that need to be fulfilled before they can be exercised (2004:1.8 million, 2003: nil). These options will vest in the first quarter of fiscal year 2007 upon completion of the SMIP at which time they will become exercisable to those senior executives still in service.

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Risk-free interest rate	4.3%	3.93%	3.75%
Expected life of options	7 years	7 years	7 years
Expected volatility	73.96%	76.9%	70.34%
Expected dividend yield	—	—	—

The following table summarises information about share options outstanding as at 30 November 2005:

As at 30 November 2005	Options Outstanding	Options outstanding		Options exercisable
		Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
			$		$
Common Shares
(range of exercise prices)
$11.21 – 17.99	683,550	4.53	14.51	683,550	14.51
$ 7.31 – 11.20	2,433,514	6.24	10.00	1,296,264	10.46
$ 3.01 – 7.30	1,427,122	7.52	5.47	439,108	6.16
$ 1.19 – 3.00	5,225,815	8.07	2.14	461,913	1.86

Total	9,770,001	7.28	5.45	2,880,835	9.39

Note 26. Compensation and Reward

The Group has in place an incentive compensation plan, which provides for annual cash awards to officers, Directors and employees.

Notes to the Consolidated Financial Statements—(Continued)

Performance Bonus

The performance bonus provides for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by the Group’s Board of Directors administers the policy. A charge of $16.0 million has been recorded in respect of fiscal year 2005 (2004: $8.8 million, 2003: $1.4 million).

Senior Management Incentive Plan (SMIP)

As a condition of the new bonding facility agreement finalised in 2004, the Group was required to put in place a Key Staff Retention Plan (‘KSRP’), now called the Senior Management Incentive Plan (‘SMIP’), in order to secure the services of certain senior executives through to the first quarter of 2007. The SMIP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring.

The cash element of the SMIP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for as a variable plan under APB No. 25.

The Group has accrued for the portion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan.

The cumulative amount accrued in respect of the cash compensation element of the SMIP was $3.0 million as at 30 November 2005 (2004: $1.4 million). If all the objectives are met, the maximum amount payable will be $4.6 million (2004: $4.8 million). No amounts were settled during the year.

The cumulative amount charged in respect of the options element of the SMIP as at 30 November 2005 was $12.1 million (2004: $2.6 million) based on the exercise price of $2.30 per share and the Group’s share price as at 30 November 2005 of $10.41 (2004: $5.86). No amounts were settled during the year.

Since the number of share options vesting is performance-based, the compensation is measured at the end of each period as the amount by which the quoted market value of the shares of the Group’s stock exceeds the option price specified under the plan, and is accrued as a charge to expense over the periods the employee performs the related services. Changes in the quoted market value are reflected as an adjustment of accrued expense in the periods when the changes occur until the date when the number of shares and the final market value are known. The range of possible outcomes is determined by the achievement of the objectives discussed above (which determines the number of options that vest), and the difference between the market price on the date of exercise and the exercise price of $2.30 per share. The options under the SMIP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until 10 years from the date of grant.

The Group adopted SFAS No. 123(R) on 1 December 2005. Under SFAS No. 123(R) the charge in respect of the options element of the SMIP will be based on the fair value of the options at their date of grant and will therefore no longer be dependent on the quoted market value of the Group’s shares at the balance sheet date. The Group has chosen to adopt this standard using the modified prospective application method. Accordingly the Group will not restate its previously issued results for the portion of awards that had vested at the date of adoption.

Notes to the Consolidated Financial Statements—(Continued)

Note 27. Commitments and Contingencies

As at 30 November 2005, the Group has committed to purchase $92.3 million of tangible assets from external suppliers (2004: $65.7 million).

Bateman

The Group has received a claim from Bateman Oil & Gas BV (‘Bateman’), the company which acquired Paragon Litwin S.A. (‘Litwin’), a former engineering subsidiary of the Group, on 9 June 2004. Bateman is claiming an initial amount of $12.1 million on the grounds of alleged misrepresentation when the business was sold, and on 17 February 2006 referred the claim for arbitration. The Group believes that the claim has no merit and it is not considered probable that the Group will suffer a material loss as a consequence of this legal action. It has therefore recorded no provision for this claim.

Other Matters

In connection with a major West African contract, the Group received a letter dated 12 December 2003 from the client notifying the Group of a potential claim for an unspecified amount of liquidated damages. The Group believes that a settlement agreement with the client has released the Group from any liability for liquidated damages, and no further action has been initiated in this regard by the client. The client subsequently issued a notice to the consortium, of which the Group is a member, rescinding the contract effective 31 January 2005. The notice claimed that the lack of performance in the 13-month period beginning 31 December 2003 was a fundamental breach that amounted to repudiation of the contract. The Group completed its share of the offshore scope in December 2004, has received an interim completion certificate and has continued to collect amounts due from the client. Therefore the Group does not believe the notice will have any adverse impact on it. The Group has recorded no provision in connection with this contract.

In addition, in the course of its business, the Group becomes involved in contract disputes from time to time due to the nature of its activities as a contracting business involved in several long-term projects at any given time. The Group makes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability the Group may anticipate.

Furthermore, the Group is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Group to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Group in addition to the two specifically referred to above. Although the final resolution of any such other matters could have a material effect on the Group’s operating results for a particular reporting period, the Group believes that it is a remote likelihood that these matters will materially affect its consolidated financial position.

For accounting purposes, the Group expenses legal costs as they are incurred.

Note 28. Financial Instruments

The Group operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Group economically hedges liabilities resulting from future payments to suppliers that require payment, and assets resulting from future incomes from clients that give rise to receipts, in a currency other than the US dollar.

Notes to the Consolidated Financial Statements—(Continued)

The Group’s major foreign currency exposures are to the Euro, British pound sterling and Norwegian kroner. As at 30 November 2004, the Group did not hold a significant number of derivative instruments as financial institutions were unwilling to provide these instruments as a result of the Group’s weak financial position prior to the Group signing its new $350 million revolving credit and guarantee facility in November 2004 (see Note 17 ‘Long-term Debt and Capital Lease Obligations’ above).

In the first quarter of fiscal year 2005, the Group relaunched its hedging programme, using forward contracts to fix the exchange rate of commitments in currencies other than the US dollar. As a consequence of the Group’s current legal structure, the Group concluded that these transactions cannot be designated as accounting hedges in accordance with FAS 133. The effect for fiscal year 2005 was a $19.8 million ($13.9 million after tax) non-cash charge. This reflects the fair value of those economic hedges that resulted from the strengthening of the US dollar in fiscal year 2005.

The changes in the fair value of derivative instruments will be offset in part or in whole by corresponding changes in the fair value of cash flows of the underlying exposures being hedged. The Group does not hold or issue derivative instruments for trading purposes.

All of the Group’s derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge the Group’s committed exposures. The Group’s derivative instruments are primarily standard foreign exchange forward contracts, which subject the Group to a minimum level of exposure risk and have maturities of less than 24 months. The Group does not consider that it has a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The following foreign exchange forward contracts, maturing between 2 December 2005 and 20 December 2006, were outstanding as at 30 November 2005:

As at 30 November (in millions, indicated in local currency)	2005 Purchase	2004 Purchase
Euro	104.6	33.6
US dollar	—	4.5
Singapore dollar	5.4	3.6
Norwegian kroner	70.4	52.0
British pound sterling	25.5	—

The following table summarises the estimated fair value amounts of the Group’s financial instruments which have been determined by the Group, using appropriate market information and valuation methodologies. In some cases, judgement is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realised in a current market exchange:

As at 30 November (in millions)	2005 Carrying amount	2005 Fair Value	2004 Carrying amount	2004 Fair value
	$	$	$	$
Financial assets:
Cash and cash equivalents	316.0	316.0	135.0	135.0
Restricted cash deposits	14.6	14.6	6.6	6.6
Employee loans	1.3	1.3	2.9	2.9
Forward contracts	0.3	0.3	0.5	0.5
Financial liabilities:
Short-term payables due to SNSA	—	—	2.0	2.0
Long-term debt	8.7	8.7	69.7	69.7
Forward contracts	20.0	20.0	—	—

Notes to the Consolidated Financial Statements—(Continued)

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of the Group’s long-term debt is based on interest rates as at 30 November 2005 and 2004 using debt instruments of similar risk.

Note 29. Guarantees

The Group arranges for bank guarantees, which collectively refers to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of a performance obligation of the Group to be provided to its clients in connection with the Group’s work on specific projects.

The total amount outstanding in respect of bank guarantees was $326.0 million as at 30 November 2005, $259.0 million as at 30 November 2004 and $nil as at 30 November 2003. The purpose of the bank guarantees generally is to enable the Group’s clients to recover cash paid to the Group in advance of performing its obligations under the contract or to obtain cash compensation should the Group be unable to fulfil its performance obligations under the Group’s contracts.

The Group has the following facilities available to provide bank guarantees:

The $350 Million Revolving Credit and Guarantee Facility

On 8 November 2004, the Group entered into a new $350 million multi-currency revolving credit and guarantee facility with a consortium of banks as described in Note 17 ‘Long-term Debt and Capital Lease Obligations’ above. As at 30 November 2005, the amount of guarantees under this facility was $209.2 million, (2004: $110.9 million).

Other Bank Guarantee Arrangements

The Group had arrangements with a number of financial institutions to issue bank guarantees on its behalf. As at 30 November 2005, the aggregate amount of guarantees issued under these facilities was $116.8 million. There was no availability for further issuances under these facilities. The bonds under these facilities were issued to guarantee the Group’s project performance and that of its subsidiaries and joint ventures to third parties in the normal course of business.

The table below summarises as at 30 November 2005 all outstanding bank guarantees, issued by the Group. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

As at 30 November (in millions)	Expire within one year	Expire after one year	Total Amount Outstanding
	$	$	$
Bank guarantees—joint ventures	8.8	13.3	22.1
Bank guarantees—subsidiaries	98.7	205.2	303.9

Total	107.5	218.5	326.0

The fair value of guarantees recognised provided in respect of joint ventures as at 30 November 2005 was $0.25 million.

Notes to the Consolidated Financial Statements—(Continued)

Note 30. Subsequent Events

On 9 January 2006, the sale of the derrick lay-barge DLB801 by Acergy North America and Mexico to Cal Dive International Inc., was completed in accordance with the asset purchase agreement dated 11 April 2005, and as amended by an amendment dated 26 April 2005, following the completion of the barge’s work on projects in Trinidad and Tobago. The net proceeds of the sale were $40.5 million, and a gain on disposal of approximately $17 million was recorded after deductions of dry dock costs paid in accordance with the asset purchase agreement and demobilisation costs to international waters of $3.2 million.

On 19 January 2006 the Group announced the launch of the Acergy name and brand. The Group commenced operating under the new name on 1 February 2006, having already changed the names of its principal operating legal entities in January 2006. On 24 February 2006 an Extraordinary General Meeting of shareholders was held to approve the name change of the holding company from Stolt Offshore S.A. to Acergy S.A. Although the vast majority of the shares voting approved the name change, an insufficient number of shares were represented at the meeting to achieve a quorum, and the change of name could not be approved. The meeting was therefore adjourned to 3 April 2006 at which, in accordance with the Articles of Incorporation of Stolt Offshore S.A., no shareholder quorum will be needed for the vote regarding the change of name to be valid. Stolt Offshore S.A. received 83,641,940 votes (43.6% of the total shares outstanding), in favour of the name change, and a total of 314,865 votes against and abstentions.

In the middle of March 2006, Acergy North America and Mexico expects to complete the sale of the reel pipelay ship Seaway Kestrel to Cal Dive International Inc., for proceeds of $39.9 million, in accordance with the asset purchase agreement dated 11 April 2005.

SCHEDULE II

ACERGY S.A. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

($millions)	Balance at Beginning of Period	Charged to Costs and Expenses	Write-offs Against the Reserve	Other Add/ (Deduct)(a)	Balance at End of Period
For the year ended November 30, 2003:
Allowance for doubtful accounts	5.9	10.1	(0.6)	0.4	15.8
Other(b)	26.5	8.3	(9.3)	3.9	29.4
For the year ended November 30, 2004:
Allowance for doubtful accounts	15.8	(2.2)	(0.3)	1.2	14.5
Other(b)(c)	29.4	24.0	(4.6)	11.2	60.0
For the year ended November 30, 2005:
Allowance for doubtful accounts	14.5	2.3	(10.5)	(0.7)	5.6
Other(b)	60.0	15.4	(32.6)	(0.2)	42.6

(a)	Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts (except as otherwise noted).
(b)	The “Other” designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the “Other” category have been determined in accordance with the guidance provided by FAS 5.
(c)	The amount of $11.2 million for fiscal year 2004 in the “Other Add/(Deduct)” column includes $6.7 million arising of consolidation of Sonamet and Sonastolt in compliance with FIN46R, and $4.3 million arising from the reclassification of certain Accounts Payable to Contingencies.

S-1