Form 20-F/A
period 2004-11-30
ACERGY S.A.
filed 2006-06-30
CIK 898685

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 3)

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

(formerly known as Stolt Offshore S.A.)

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer or large accelerated filer” in Rule 12b-2 of the Exchange Act (Circle one):

Large accelerated filer   ☒  Accelerated Filer  ☐  Non-accelerated filer  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Form 20-F/A is being filed by Acergy S.A. (formerly known as Stolt Offshore S.A.) (the “Company”) as Amendment No. 3 to its Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005 (the “Form 20-F”), for the purpose of amending Item 18. “Financial Statements” and Item 19. “Exhibits” of the Form 20-F to amend the separate financial statements of NKT Flexibles I/S (“NKT Flexibles”). The financial statements of NKT Flexibles provided in Exhibit 15.2 of this Form 20-F/A reflect the consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2004, as required by Rule 3-09 of Regulation S-X, rather than for each of the years in the two-year period ended December 31, 2004 prepared in accordance with the accounting principles of the Danish Financial Statements Act and as previously provided in Exhibit 15.2 to Amendment No. 1 to the Form 20-F filed on June 30, 2005.

This Form 20-F/A consists of a cover page, this explanatory note, Items 18 and 19 (as amended), the signature page and Exhibits 9.3, 12.1, 12.2, 13.1, 13.2 and 15.2.

Since the Form 20-F was filed on May 31, 2005, our shareholders approved the name change from Stolt Offshore S.A. to Acergy S.A., which became effective on April 10, 2006. The amendments to the Form 20-F contained in this Form 20-F/A refer to Stolt Offshore S.A. in order to be consistent with the references contained in the Form 20-F. However, the signature page, certifications and other exhibits hereto bearing a recent date refer to the Company’s current name, Acergy S.A.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F filed on May 31, 2005 or reflect any events that have occurred after the Form 20-F was filed on May 31, 2005.

Item 18.	Financial Statements.

See pages F-1 to F-51 and S-1 to the Form 20-F, which are incorporated herein by reference.

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

Consolidated Balance Sheets as of November 30, 2004 and 2003.

Consolidated Statements of Shareholders’ Equity for the fiscal years ended November 30, 2004, 2003 and 2002.

Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2004, 2003 and 2002.

Notes to Consolidated Financial Statements.

Separate audited financial statements of EPIC JV for the fiscal year ended November 30, 2004, attached as Exhibit 15.1 to the Form 20-F, separate audited financial statements of NKT Flexibles for the fiscal year ended December 31, 2004 and unaudited financial statements for the fiscal years ended December 31, 2003 and 2002, attached as Exhibit 15.2 to this Form 20-F/A, and separate audited financial statements of Seaway Heavy Lifting for the fiscal year ended December 31, 2004 and unaudited financial statements for the fiscal years ended November 30, 2003 and 2002, attached as Exhibit 15.3 to Amendment No. 2 to the Annual Report on Form 20-F filed on August 15, 2005, are being filed pursuant to Rule 3-09 of Regulation S-X and are incorporated herein by reference.

Item 19.	Exhibits.

1.1	Amended and Restated Articles of Incorporation, dated as of May 28, 2004.*

2.1	Amended and Restated Deposit Agreement among Stolt Offshore, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of American Depositary Shares. Incorporated by reference to Exhibit A to Stolt Offshore’s Registration Statement on Form F-6 (File No. 333-90470) filed with the Securities and Exchange Commission on June 10, 2002.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among Stolt Offshore, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.2 of Stolt Offshore’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on July 31, 2002.

2.5	Form of Indenture for the issuance of subordinated debt securities (including the form of subordinated debt securities). Incorporated by reference to Exhibit 4.3 of Stolt Offshore’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on August 29, 2002.

4.1	$350 Million Multicurrency Revolving Credit and Guarantee Facility, dated as of November 8, 2004, among Seaway (UK) Limited, as borrower, and DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers, DnB NOR Bank ASA, as facility agent and security trustee and the banks listed therein.*

4.2	Asset Purchase Agreement, dated April 11, 2005, by and among Cal Dive International, Inc., as Buyer, and Stolt Offshore Inc. and S&H Diving LLC, as Sellers.*

8.1	Significant subsidiaries as of the end of the year covered by this Report: see Item 4. “Information on the Company—Significant Subsidiaries.”*

9.1	Consent and report on schedules of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*

9.2	Consent of Deloitte Statsautoriserte Revisorer AS, auditors for EPIC JV.*

9.3	Consent of auditors for NKT Flexibles I/S.

9.4	Consent of auditors for Seaway Heavy Lifting.**

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

14.1	Consent of Elvinger, Hoss & Prussen.*

15.1	Financial Statements of EPIC JV.*

15.2	Financial Statements of NKT Flexibles I/S.

15.3	Financial Statements of Seaway Heavy Lifting Limited.**

*	Previously filed with the Company’s Annual Report on Form 20-F on May 31, 2005 and herein incorporated by reference.
**	Previously filed with Amendment No. 2 to the Company’s Annual Report on Form 20-F/A on August 15, 2005 and herein incorporated by reference.
***	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 3 to its annual report on Form 20-F/A on its behalf.

ACERGY S.A.

By:	/s/ Mark Woolveridge
Name:	Mark Woolveridge
Title:	Chairman of the Board of Directors

By:	/s/ Stuart Jackson
Name:	Stuart Jackson
Title:	Chief Financial Officer

Date: June 30, 2006