Form 20-F/A
period 2005-11-30
ACERGY S.A.
filed 2006-06-30
CIK 898685

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

This Form 20-F/A is being filed by Acergy S.A. (“Acergy”) as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended November 30, 2005, filed with the Securities and Exchange Commission on May 8, 2006 (the “Form 20-F”), for the purpose of amending Item 18. “Financial Statements” and Item 19. “Exhibits” of the Form 20-F to amend the separate financial statements of NKT Flexibles I/S (“NKT Flexibles”). The financial statements of NKT Flexibles provided in Exhibit 15.2 of this Form 20-F/A reflect the consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2005, as required by Rule 3-09 of Regulation S-X, rather than for each of the years in the two-year period ended December 31, 2005 prepared in accordance with the accounting principles of the Danish Financial Statements Act and as previously provided in Exhibit 15.2 to the Form 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, Items 18 and 19 (as amended), the signature page and Exhibits 9.3, 12.1, 12.2, 13.1, 13.2 and 15.2.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F filed on May 8, 2006 or reflect any events that have occurred after the Form 20-F was filed on May 8, 2006.

Item 18.	Financial Statements.

See pages F-1 to F-55 and S-1 to the Form 20-F, which are incorporated herein by reference.

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

Consolidated Balance Sheets as of November 30, 2005 and 2004.

Consolidated Statements of Shareholders’ Equity for the fiscal years ended November 30, 2005, 2004 and 2003.

Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2005, 2004 and 2003.

Notes to Consolidated Financial Statements.

Separate unaudited financial statements of EPIC JV for the fiscal year ended November 30, 2005 and audited financial statements for the fiscal year ended November 30, 2004, attached as Exhibit 15.1 to the Form 20-F, separate unaudited financial statements of NKT Flexibles for the fiscal year ended December 31, 2005, audited financial statements for the fiscal year ended December 31, 2004 and unaudited financial statements for the fiscal year ended December 31, 2003, attached as Exhibit 15.2 to this Form 20-F/A, and separate unaudited financial statements of Seaway Heavy Lifting for the fiscal year ended December 31, 2005, audited financial statements for the fiscal year ended December 31, 2004 and unaudited financial statements for the fiscal year ended November 30, 2003, attached as Exhibit 15.3 to the Form 20-F, are being filed pursuant to Rule 3-09 of Regulation S-X and are incorporated herein by reference.

Item 19.	Exhibits.

1.1	Amended and Restated Articles of Incorporation, dated as of April 3, 2006.*

2.1	Amended and Restated Deposit Agreement among the Registrant, Citibank, N.A., as Depositary, and the holders and beneficial owners from time to time of American Depositary Shares. Incorporated by reference to Exhibit A to the Registrant’s Registration Statement on Form F-6 (File No. 333-90470) filed with the Securities and Exchange Commission on June 10, 2002.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among the Registrant, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on July 31, 2002.

2.5	Form of Indenture for the issuance of subordinated debt securities (including the form of subordinated debt securities). Incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on August 29, 2002.

4.1	$350 Million Multicurrency Revolving Credit and Guarantee Facility, dated as of November 8, 2004, among Seaway (UK) Limited, as borrower, and DnB NOR Bank ASA, ING Bank N.V. and NIB Capital Bank N.V. as arrangers, DnB NOR Bank ASA, as facility agent and security trustee and the banks listed therein. Incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005.

4.2	Asset Purchase Agreement, dated April 11, 2005, by and among Cal Dive International, Inc., as Buyer, and Stolt Offshore Inc. and S&H Diving LLC, as Sellers. Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F for the fiscal year ended November 30, 2004, filed with the Securities and Exchange Commission on May 31, 2005.

4.3	Amendment to Asset Purchase Agreement, dated as of November 1, 2005, by and among Cal Dive International, Inc., as buyer, and Stolt Offshore Inc., S&H Diving LLC and SCS Shipping Limited, as sellers.*

4.4	Amendment No. 2 to Asset Purchase Agreement, dated as of March 1, 2006, by and between Cal Dive International, Inc., as buyer, and Stolt Offshore Inc., S&H Diving LLC and SCS Shipping Limited, as sellers.*

8.1	Significant subsidiaries as of the end of the year covered by this Report: see Item 4. “Information on the Company—Significant Subsidiaries.”*

9.1	Consent and report on schedules of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*

9.2	Consent of Deloitte Statsautoriserte Revisorer AS, auditors for EPIC JV.*

9.3	Consent of KPMG, auditors for NKT Flexibles I/S.

9.4	Consent of Deloitte Accountants B.V., auditors for Seaway Heavy Lifting Limited.*

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

14.1	Consent of Elvinger, Hoss & Prussen.*

15.1	Financial Statements of EPIC JV.*

15.2	Financial Statements of NKT Flexibles I/S.

15.3	Financial Statements of Seaway Heavy Lifting Limited.*

*	Previously filed with Acergy’s Annual Report on Form 20-F on May 8, 2006 and herein incorporated by reference.
**	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

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