Form 20-F
period 2006-11-30
ACERGY S.A.
filed 2007-04-18
CIK 898685

As filed with the Securities and Exchange Commission on April 18, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2006

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

Middlesex TW16 7HT England

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, $2.00 par value	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares, $2.00 par value	194,501,246

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

ii

INTRODUCTION

Acergy S.A. is a Luxembourg registered company. In this Report, the terms “we,” “us,” “our” and “Acergy” refer to Acergy S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References to Acergy activities by years refer to fiscal years ended November 30. Our Common Shares are traded on the Nasdaq Global Select Market in the form of American Depositary Shares (“ADSs”) (each ADS representing one Common Share) under the ticker symbol “ACGY” and are listed on Oslo Børs under the ticker symbol “ACY.”

As of March 31, 2007, we had outstanding 194,953,972 Common Shares.

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

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements made in this Report and some of the documents incorporated by reference in this Report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. In this Report, they include statements contained under Item 3. “Key Information—Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects,” Item 6. “Directors, Senior Management and Employees,” Item 7. “Major Shareholders and Related Party Transactions,” Item 8. “Financial Information,” Item 9. “The Offer and Listing,” Item 10. “Additional Information,” Item 11. “Quantitative and Qualitative Disclosures about Market Risk,” and Item 15. “Controls and Procedures.”

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

The following factors, and others which are discussed in our public filings with the U.S. Securities and Exchange Commission (the “SEC”) including this Report, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: (i) our ability to deliver fixed price projects in accordance with client expectations and the parameters of our bids and avoid cost overruns; (ii) our ability to collect receivables, negotiate variation orders and collect the related revenues; (iii) our ability to recover costs on significant projects; (iv) capital expenditures by oil and gas companies; (v) oil and gas prices; (vi) delays or cancellation of projects included in our backlog; (vii) general economic conditions and competition in the markets and businesses in which we operate; (viii) prevailing prices for our products and services; (ix) the loss of, or deterioration of our relationship with, any significant clients; (x) the outcome of legal proceedings or governmental inquiries; (xi) uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations; (xii) liability to third parties for the failure of our joint venture partners to fulfill their obligations; (xiii) changes in, or our failure to comply with, applicable laws and regulations; (xiv) cost and availability of raw materials; (xv) operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by adverse weather; (xvi) equipment or mechanical failures which could increase costs, impair revenues and result in penalties for failure to meet project completion requirements; (xvii) the timely delivery of ships on order and the timely completion of ship conversion programs; (xviii) the impact of accounting for projects on a “percentage-of-completion” basis, which could reduce or eliminate reported profits; (xix) adverse weather conditions; (xx) our ability to keep pace with technological changes; (xxi) the effectiveness of our disclosure controls and procedures and internal controls over financial reporting; and (xxii) other factors which are described from time to time in our public filings with the SEC.

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

Selected Financial Data

The selected consolidated financial data as of November 30, 2006 and 2005 and for each of the years in the three-year period ended November 30, 2006 set forth below have been derived from our audited Consolidated Financial Statements included in this Report. The selected consolidated financial data as of November 30, 2004, 2003 and 2002 and for each of the years in the two-year period ended November 30, 2003 set forth below have, with the exception of the reclassification of the discontinued operations referred to below, been derived from our audited consolidated financial statements for the respective periods, which are not included herein. In recognition of the sale of Acergy North America and Mexico’s shallow water assets, which was completed in early 2006, the results of that business have now been reported as discontinued operations in all periods presented.

The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements included elsewhere in this Report.

	For the year ended November 30,
	2006	2005	2004	2003	2002
	($ in millions, except for per share data)(a)
Consolidated Statement of Operations
Net operating revenue from continuing operations	2,124.2	1,483.3	1,099.6	1,299.4	1,273.3
Operating expenses	(1,729.7)	(1,244.8)	(954.8)	(1,381.5)	(1,214.3)
Gross profit (loss)	394.5	238.5	144.8	(82.1)	59.0
Share in net income of non-consolidated joint ventures	41.3	26.9	15.0	0.4	5.3
Selling, general and administrative expenses	(149.4)	(119.9)	(111.0)	(93.1)	(80.6)
Impairment of long-lived tangible assets(b)	(2.1)	(7.1)	(9.4)	(164.2)	(4.0)
Impairment of goodwill(c)	—	—	—	—	(106.4)
Restructuring credits (charges)(d)	—	1.9	(2.7)	(16.0)	—
Gains (losses) on disposal of long-lived tangible assets and subsidiaries(e)	3.9	7.5	29.9	(0.8)	8.0
Other operating (loss) income, net	(1.5)	4.2	1.3	(0.9)	(0.3)
Net operating income (loss) from continuing operations	286.7	152.0	67.9	(356.7)	(119.0)
Interest expense	(4.2)	(4.0)	(19.3)	(26.8)	(16.7)
Interest income	18.8	3.9	4.0	3.1	0.6
Foreign currency exchange gains (losses), net	0.5	(22.2)	6.2	(8.9)	0.2
Income tax (provision) benefit	(73.6)	(12.9)	(9.2)	0.6	(8.2)
Minority interests	(7.3)	(10.4)	(4.7)	(4.5)	(2.1)
Income (loss) from continuing operations	220.9	106.4	44.9	(393.2)	(145.2)
(Loss) Income from discontinued operations before taxation	(18.2)	6.0	(39.8)	(24.9)	(6.7)
Gain on disposal of discontinued operations before taxation(f)	35.1	27.1	—	—	—
Income tax provision	(1.1)	—	—	—	—
Income (loss) from discontinued operations(f)	15.8	33.1	(39.8)	(24.9)	(6.7)
Net Income (loss)	236.7	139.5	5.1	(418.1)	(151.9)
Earnings per Common Share
Net income (loss) per Common Share and Common Share Equivalent
Basic
Continuing operations	1.15	0.56	0.28	(4.25)	(1.71)
Discontinued operations	0.08	0.17	(0.25)	(0.26)	(0.08)
Net income (loss)	1.23	0.73	0.03	(4.51)	(1.79)
Diluted
Continuing operations	1.10	0.54	0.28	(4.25)	(1.71)
Discontinued operations	0.08	0.17	(0.25)	(0.26)	(0.08)
Net income (loss)	1.18	0.71	0.03	(4.51)	(1.79)
Weighted average number of Common Shares and Common Share Equivalents outstanding
Basic	192.7	191.1	157.6	92.6	85.0
Diluted	201.1	195.5	159.5	92.6	85.0

	For the year ended November 30,
	2006	2005	2004	2003	2002
	($ in millions, except for per share data)(a)
Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	38.2	271.3	152.1	(27.5)	84.7
Net cash (used in) provided by investing activities	(117.3)	(11.5)	66.8	(13.1)	(76.4)
Net cash provided (used in) by financing activities	468.8	(71.3)	(172.5)	109.8	(8.4)
Other Financial Data:
Depreciation and amortization from continuing operations	58.6	56.9	60.6	92.8	82.0
Depreciation and amortization from discontinued operations	—	1.7	5.0	0.7	10.1

	As of November 30,
	2006	2005	2004	2003	2002
	($ in millions, except for per share data)(a)
Consolidated Balance Sheet Data
Total current assets	1,403.6	827.0	502.8	633.8	590.4
Total current liabilities	919.5	843.8	643.8	793.6	555.8
Total tangible assets, net	645.6	457.7	499.8	514.6	782.8
Assets held for sale	16.7	42.8	29.3	106.2	—
Total assets	2,209.2	1,384.5	1,109.0	1,242.7	1,458.6
Long-term debt(g)	507.1	8.7	69.7	293.5	335.0
Capital stock, including paid in surplus	846.5	846.0	831.1	623.7	637.2

Total shareholders’ equity	699.7	455.7	314.6	107.3	517.1

(a)	Totals may not add due to rounding.
(b)	In fiscal year 2003, we recognized aggregate impairment charges of $164.2 million in respect of our tangible fixed assets from continuing operations. These included: $42.0 million in respect of ships offered for sale but which did not meet the held for sale criteria (the Seaway Kestrel and the Seaway Explorer); $55.7 million for the Acergy Piper pipelay barge; $42.7 million for the Radial Friction Welding system; $18.7 million for another ship (the Seaway Defender) and other offshore equipment; and $5.1 million for Lobito Yard assets.
(c)	In fiscal year 2002, we recorded impairment charges totaling $106.4 million against goodwill, of which $103.0 million related to the entire remaining goodwill on the acquisition of Ceanic Corporation (“Ceanic”). The remainder of the impairment related to the write-off of goodwill arising on the acquisition of Danco A/S (“Danco”), which holds the equity investment in the NKT Flexibles I/S (“NKT Flexibles”) joint venture, and PT Komaritim, our Indonesian subsidiary.
(d)	In fiscal year 2003, we incurred restructuring charges of $16.0 million in connection with our plan for financial recovery, of which $13.2 million were personnel and redundancy costs related to severance payments, vacation paid in lieu, and outplacement fees and $2.7 million related to real estate costs including accrued rental of office space vacated by Ingerop Litwin S.A. (“Paragon Litwin”) and a write off of unamortized leasehold improvement costs. In fiscal year 2004, we incurred restructuring charges of $2.7 million; although we did not undertake any new initiatives. We increased the existing accrual for future rental costs on the office space vacated by Paragon Litwin by $2.7 million. Other revisions to estimates were recorded in respect of higher than anticipated professional fees and lower than expected personnel and redundancy costs. In fiscal year 2005, we released restructuring provisions of $1.9 million and we reached an agreement on the early termination of the lease of the former offices of Acergy Africa and Mediterranean including an agreement to vacate by December 31, 2005.
(e)	In fiscal year 2006, the gain on sale of assets from continuing operations was $2.9 million and related to the gain on sale of the Nigerian shallow water ships (American Pride and American Independence). The gain on sale of subsidiaries was $1.0 million and related to a $1.7 million gain on sale of our subsidiary SCS Nigeria Limited offset by a $0.7 million of liquidation costs of certain subsidiaries.

In fiscal year 2005, the gain on sale of assets from continuing operations was $3.7 million and comprised a $2.3 million gain on sale of trenching and ploughing assets, a $1.2 gain on the sale of the Handil base in

Indonesia and a $0.2 million gain on the sale of certain other long-lived assets of Paragon Engineering Services, Inc. The gain on sale of subsidiaries was $3.8 million and was comprised of $2.1 million gain on the sale of Paragon Engineering Services, Inc. and a $1.7 million gain on National Hyperbaric Centre Limited.

In fiscal year 2004, the gain on sale of assets from continuing operations was $4.7 million and included $2.0 million related to the gain on sale of remotely operated vehicles (“ROVs”) to Oceaneering International Limited and $1.8 million related to the gain on sale of various smaller assets. The gain on sale of subsidiaries of $25.2 million comprise of a $26.1 gain on sale of Serimer DASA S.a.r.l. (“Serimer DASA”) to Serimer Holdings offset by a $0.9 million loss on the sale of Paragon Litwin.
(f)	In fiscal year 2006, the gain on disposal of discontinued operations of $35.1 million from discontinued operations related to the completion of the sale of ships of Acergy North America and Mexico (DLB 801 and Seaway Kestrel) to Cal Dive International, Inc. (“Cal Dive”). In fiscal year 2005, the gain of $27.1 million related to the sale of ships and bases to Cal Dive. Income (loss) from discontinued operations represents the underlying results of the operations for all periods shown.
(g)	The balance as at November 30, 2006 includes $7.1 million being the long term portion of the loan from Sociedade Nacional de Combustiveis de Angola-Sonangol E.E.E. (“Sonangol”), to Sonamet Industrial S.A.R.L. (“Sonamet”), the entity in which we have a 55% interest. It also included $500 million in aggregate principal amount of Convertible Notes (“Convertible Notes”) due in fiscal year 2013 (discussed in Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Indebtedness—The $400 million Amended and Restated Revolving Credit and Guarantee Facility”). The balance as at November 30, 2005 represented the long-term portion of the loan from Sonangol, to Sonamet the entity in which we have a 55% interest. In fiscal year 2004, this included $60.0 million drawn under our $400 million revolving credit facility (discussed in Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Description of Indebtedness—The $400 million Amended and Restated Revolving Credit and Guarantee Facility”), and a $9.7 million loan from Sonangol to Sonamet.

Dividends

For a discussion of our dividend policy, see Item 8. “Financial Information—Dividend Policy.”

Risk Factors

You should carefully consider the following factors and the other information contained in this Report, including the information incorporated by reference into this Report. The following is a summary of the risks that may affect some or all of our activities and which may make an investment in our securities risky. This list is not exhaustive. If any of the events described below occurs, our business, financial condition or results of operations could be materially adversely affected.

Operational Risks

Unexpected costs may adversely affect the amount we realize from fixed-price contracts.

A significant proportion of our business is performed on a fixed-price or turnkey basis. In fiscal years 2006, 2005 and 2004, approximately 75%, 75%, and 78%, respectively, of our revenue from continuing operations was derived from fixed-price contracts. Long-term fixed-priced contracts, most of which are awarded on a competitive bidding basis, are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. Such unexpected costs can result in losses on fixed price contracts. Additionally, because we employ the percentage-of-completion method of accounting, such unexpected costs could require us to take charges against earnings to reflect properly the level of completion of a project and to recognize loss-making projects currently. The net effect of significant revisions on major contracts was a net gain of $74.2 million from continuing operations and a loss of $18.7 million from discontinued operations in fiscal year 2006, a net gain of $60.3 million from continuing operations and a loss of $15.4 million from discontinued operations in fiscal year 2005, and a net gain of $43.8 million from continuing operations and a loss of $27.7 million from discontinued

operations in fiscal year 2004. The cost and gross profit realized on such contracts can vary from those expected because of changes beyond our control, including but not limited to:

•	unanticipated technical problems with the equipment we are supplying or developing which may require that we spend our own money to remedy the problem;

•	unanticipated problems with trenching, ploughing, dredging, back-filling, rock dumping and other activities which depend upon seabed or subsoil conditions;

•	unanticipated changes in the costs of components, materials or labor;

•	changes in governmental regulations affecting our activities or unanticipated difficulties in obtaining required governmental permits or approvals;

•	project modifications and variation orders creating unanticipated costs;

•	delays caused by local weather;

•	suppliers’ or subcontractors’ failure to perform; and

•	logistics costs.

These risks are exacerbated if the duration of the project is long-term, where it may be more likely that the circumstances upon which we originally bid and developed a price will change in a manner that increases our costs. Our long-term projects often subject us to penalties if we cannot complete portions of the projects in accordance with agreed-upon time limits.

We may experience equipment or mechanical failures, which could increase costs, impair revenues and result in penalties for failure to meet project completion requirements.

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts, which are scheduled to utilize the same assets. Although the high utilization of our asset base in recent periods reflects our increased activity, it also puts a strain on our ability to avoid such mechanical failures. We operate a scheduled maintenance program in order to keep all assets in good working order, but despite this breakdowns can occur. For example, in November 2005, we experienced a problem involving a thruster of the Acergy Polaris, working offshore West Africa. This affected the operational capabilities of the ship during the first and second quarter of fiscal year 2006 and adversely impacted our operating results from continuing operations for fiscal years 2005 and 2006. During fiscal year 2006, the breakdown of a third party vessel similarly affected our results from discontinued operations. If we experience any other equipment or mechanical failures with our major assets, such problems could increase costs, impair revenues and result in penalties for failure to meet project completion requirements, which may have a material adverse impact on our financial condition and results of operations.

If we experience difficulties resolving claims and variation orders, this may adversely impact our cash flows and liquidity.

In the ordinary course of our business, we must negotiate with our clients to resolve claims and variation orders. A “claim” is an amount in excess of the agreed contract price (or amount not included in the original contract price) that a contractor seeks to collect from clients or others for client-caused delays, errors in specifications and designs, contract terminations, variation orders in dispute or unapproved as to both scope and price or other causes of unanticipated additional costs. A “variation order” is a written change to the provisions of a project contract, which may be initiated by either us or our client. It is customary that, where a variation to the project scope or specifications is required, we continue to execute the project to completion, although we may not have reached a precise agreement with our client on the financial responsibilities of all parties. We often try to resolve these later by negotiating claims and variation orders. In fiscal year 2004, we had significant difficulty resolving certain claims and variation orders and collecting amounts that we believed were owed to us. By the end of fiscal year 2004, we were able to achieve agreement with clients on most of the disputed items and further progress was made in fiscal year 2005, but if we have difficulty resolving claims and variation orders for future projects, there may be an ongoing material adverse impact on our financial condition, cash flows and results of operations.

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

•

governmental regulations regarding environmental protection and the oil and gas industry generally, including policies regarding the exploration for, pricing and production and development of their oil and gas reserves; and

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

Under some of our project agreements, we may be liable on a joint and several basis to the client for the performance of the entire contract and any non-performance by our subcontractors or partners in the project is our responsibility. If our project partner or subcontractor in such arrangement fails to fulfill its obligations, we could have to carry the resultant liability toward the client and would have to rely on our ability to obtain reimbursement from our project partner or subcontractor for our costs, over and above the reimbursement from the client. Obtaining such reimbursement could require us to engage in litigation and could take a substantial amount of time. If our partner or subcontractor became insolvent or ceased operations, we might not be able to obtain reimbursement.

Our international operations expose us to political, social and economic instability in the developing countries in which we operate and other risks inherent in international business, any of which could increase our costs, reduce our future growth opportunities and thereby affect our operating results.

Our operations in Acergy Africa and Mediterranean, Acergy South America and Acergy Asia and Middle East are mainly performed in emerging markets such as Angola, Nigeria, Brazil and Indonesia. In total, these segments accounted for 56%, 57% and 57% of our net operating revenue from continuing operations in fiscal years 2006, 2005 and 2004, respectively. Operations in these emerging markets present risks including:

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

Over the past three years, a substantial portion of our revenue has been generated from work performed in the North Sea, accounting for approximately 39%, 38% and 41% of our revenues in fiscal years 2006, 2005 and 2004, respectively. Adverse weather conditions during the winter months in this region usually result in low levels of offshore activity. Additionally, during certain periods of the year, we may encounter adverse weather conditions such as hurricanes or tropical storms in the Gulf of Mexico. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced.

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

In fiscal year 2006, ExxonMobil accounted for approximately 23% of our net operating revenue from continuing operations, with Statoil and BP accounting for a further 17% and 15%, respectively, of our net operating revenue from continuing operations. In fiscal year 2005, Statoil ASA (“Statoil”) accounted for approximately 20% of our net operating revenue from continuing operations, with BP Plc. (“BP”) and Total Fina Elf (“Total”) accounting for a further 15% and 14%, respectively, of our net operating revenue from continuing operations. In fiscal year 2004, Shell Exploration and Production, through various subsidiaries (“Shell”), accounted for approximately 19% of our net operating revenue from continuing operations, with ExxonMobil Corporation (“ExxonMobil”) and Chevron Texaco Corporation (“ChevronTexaco”) accounting for approximately a further 10% and 8%, respectively, of our net operating revenue from continuing operations During fiscal years 2006 and 2005, our ten largest clients accounted for 83% and 81%, respectively, of our net operating revenue from continuing operations, and over that period six clients, Total, Statoil, Petróleo Brasileiro SA (“Petrobras”), ExxonMobil, ConocoPhillips and BP consistently numbered among our ten largest clients. Revenues from our largest clients are often related to specific long-term contracts that, upon completion, may not be replaced by contracts of equivalent size. In fiscal years 2006 and 2005, approximately 94% and 90%, respectively, of our revenue from continuing operations was derived from long-term contracts. Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant clients or a substantial decrease in demand by our significant clients could result in a substantial loss of revenues which could have a material adverse effect on us.

We could be adversely affected if we fail to keep pace with the technological changes, and changes in technology could result in write-downs of assets.

Our clients are seeking to develop oil and gas fields in increasingly deeper waters. To meet our clients’ needs, we must continuously develop new, and update existing technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can render existing technologies obsolete, requiring substantial new capital expenditures and write-downs of assets. Any failure by us to anticipate or to respond adequately and timely to changing technology, market demands and client requirements could adversely affect our business and financial results.

If we are unable to attract and retain skilled workers in a competitive environment, our business will be adversely affected.

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for skilled personnel and other labor required to support tender activities and project execution has intensified due to increased demand for these services during fiscal year 2006. Failure to attract or retain such qualified personnel could adversely affect our business, financial position, results of operations and cash flows.

We may experience constraints in our supply chain due to the increased current and planned expenditure increases by clients in our industry.

Current market conditions, including current and planned capital expenditure increases by our clients, have triggered capacity constraints in the material, equipment and sub-contracted construction supply chains, in particular continued increases in the price of raw materials and equipment, stretched construction and installation capacity and longer equipment delivery lead times are creating additional project execution risks. These supply chain bottlenecks could negatively affect our results of operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

The revenue and costs of operations and financial position of many of our non-U.S. subsidiaries are reported initially in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars (our reporting currency) at the applicable exchange rates for inclusion in our consolidated financial statements. For fiscal years 2006 and 2005, approximately 45% and 50%, respectively, of our consolidated net operating revenue was generated in local currencies and translated into U.S. dollars for consolidation. In fiscal year 2006, approximately 16%, 14% and 12% of our net operating revenue was generated in British pound sterling, Norwegian kroner and Euro, respectively. In fiscal year 2005, approximately 23%, 12% and 11% of our net operating revenue was generated in Euro, British pound sterling and Norwegian kroner, respectively. The exchange rate between these currencies and the U.S. dollar may fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

In addition, we are subject to currency risk exposure when our revenue is denominated in currencies that are different from those in which our expenses are incurred. In this case, if the value of the currency in which our revenue is recorded weakens relative to the currency in which we incur expenses, then there is an adverse impact on our profit margin.

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

In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that we will not be able to ensure that our internal control policies and procedures will protect us from fraud or other criminal acts committed by our employees. In fiscal year 2004, our audit committee noted a lack of formality in our anti-fraud program, which we have addressed by, among other things, appointing a Head of Compliance and introducing programs designed to enhance awareness of whistleblowing procedures. Despite taking these measures, our management determined as of November 30, 2005 that the lack of formality in our antifraud program constituted a “material weakness” in our internal control over financial reporting. We took additional steps in fiscal year 2006 and believe that this material weakness has been remediated; however, because of the inherent limitations in all control systems, there can be no assurance that all instances of fraud will be or have been detected.

Financial Risks

Net losses and liquidity problems had in the past and may in the future have an adverse effect on our business.

We experienced significant net losses in recent years including $418.1 million in fiscal year 2003. During fiscal year 2003, we experienced unanticipated operational difficulties and cost overruns related to a number of major projects. These cost overruns, together with delays in our recovery of amounts owed to us and in the settlement of claims and variation orders, contributed significantly to those losses. As a consequence, in fiscal year 2003, we were required to seek a number of amendments and waivers to our credit facilities to avoid financial covenant defaults. We also were required to take measures to ensure that we had sufficient liquidity to fund our operations, which included closing our positions under foreign exchange contracts.

We achieved net income of $236.7 million and $139.5 million for fiscal years 2006 and 2005, respectively. However, there can be no assurance that we will maintain profitability in the future. There can be no assurance that our new tender procedures and other operational changes will eliminate the risk of us entering into loss-making contracts in the future. If we encounter similar losses and liquidity problems in the future, they may have an adverse effect on our business. These adverse effects may include:

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

In fiscal year 2006, there was a positive impact of $74.2 million attributable to revision to estimates on major projects from continuing operations and an adverse impact of $18.7 million attributable to revision of estimates on major projects from discontinued operations. There was a positive impact of $60.3 million attributable to revisions of estimates on major projects from continuing operations and an adverse impact of $15.4 million attributable to revisions of estimates on major projects from discontinued operations in fiscal year

2005 and a positive impact of $43.8 million and an adverse impact of $27.7 million in fiscal year 2004 for revisions of estimates to major projects from continuing operations and discontinued operations, respectively. Under U.S. GAAP, the “percentage-of-completion” method of accounting for long-term contracts can be used as long as we can make reasonably dependable estimates of progress toward completion of such contracts, of contract revenues and contract costs. If we were not able to make reasonably dependable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed contract” method. Under the “zero-estimate-of-profit” method, we would not recognize any profit before a contract is completed. Under the “completed contract” method, all costs, revenues and profits are accumulated in balance sheet accounts until project completion. In order to centralize our expertise on making estimates of contract revenues and contract costs, we have established a separate estimating department in Acergy Africa and Mediterranean, as this is the segment with the most significant long-term contracts. If, despite these measures, we experience adverse developments in our long-term contracts, we may not be able to establish that we can develop reasonably dependable estimates of our progress toward completion of such contracts, contract revenues and contract costs. If we are unable to continue to use the “percentage-of-completion” method of accounting, our earnings may be materially adversely impacted, resulting in, among other things, a potential default under our $400 million amended and restated revolving credit and guarantee facility.

Our ability to service indebtedness and fund our operations depends on cash flows from our subsidiaries.

As a holding company, our principal assets consist of our direct or indirect shareholdings in our subsidiaries. Accordingly, our ability to make required payments of interest and principal on our indebtedness and funding of our operations is affected by the ability of our operating subsidiaries, our principal source of cash flow, to transfer available cash to us. The inter-company transfer of funds (by way of dividends, inter-company loans or otherwise) may be restricted or prohibited by legal requirements applicable to the respective subsidiaries and their directors, especially in the event that our liquidity or financial position is uncertain.

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

The Luxembourg Holding Company Law of 1929 defines 1929 exempt holding companies as companies established in Luxembourg that solely exercise certain activities such as investment in equity and debt securities and grant of financial assistance under certain conditions to companies in which they hold investments. The 1929 exempt holding companies are exempt from Luxembourg’s business taxes on earnings, including dividends, interest and royalties as well as on payments, including dividends and royalties.

As a result of the European Commission’s conclusion that the special tax status described above constitutes a disguised subsidy, such special tax status will be repealed effective January 1, 2011 and we will become subject to the ordinary tax regime, if we were to maintain our status and present structure as a Luxembourg company.

In light of the changes to the Luxembourg tax regime, we are evaluating corporate structuring alternatives to maximize the efficiency of our corporate structure and holdings. However, there can be no guarantee that such alternatives will not result in additional costs or taxes to which we are subject currently. We may not pursue any such alternatives.

Our assessment of our internal control over financial reporting may identify “material weaknesses” in the future and may result in an attestation with an adverse opinion from our independent auditors, which could reduce confidence in our financial statements and negatively affect the price of our securities.

We are required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report by our management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. These requirements have been included for the first time in this annual report on Form 20-F for the fiscal year ended November 30, 2006. However, there can be no assurance that in future periods there will be no material weaknesses identified.

Risks Relating to our Shares

Our Articles of Incorporation impose restrictions on the ownership of our shares.

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage” (as defined in our Articles of Incorporation), which term we understand is likely to include adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no U.S. Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and (iii) no person may own, directly or indirectly, more than 20.0% of our outstanding shares unless a majority of the board shall have authorized such shareholding in advance. The board of directors may take remedial action if it determines that we are threatened with “imminent and grave damage.” We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase. These defensive measures may have the effect of making a merger involving us, or a tender offer, or an open-market purchase program or other purchase of our shares more difficult, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

Item 4.	Information on the Company.

Overview

We are one of the largest seabed-to-surface engineering and construction contractors in the world in terms of revenue. We design, procure, build, install and service a range of offshore surface and subsurface infrastructure for the global oil and gas industry. We specialize in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

We provide services and products that add value for our clients throughout the entire life cycle of offshore oil and gas field exploration, development and production. When a field is being developed, we apply our technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. We also procure or fabricate and install equipment used in field development. This equipment includes the above-water topsides and platforms used for processing recovered oil and gas, pipelines and electrical and hydraulic cables (“umbilicals”), that are used to control subsea wells. We install pipelines used to transport oil and gas underwater as well as to the production and processing facilities at the surface. These may be steel pipes, referred to as rigid pipes, or of an unbonded steel and thermoplastic structure, referred to as flexible pipes, depending on technical requirements, and may have a small diameter (“flowlines”) or a large diameter (“trunklines”) depending on production volumes and pressure. During the time that a field is producing oil or gas, we inspect, maintain and repair the equipment. Once the field has been depleted and is to be abandoned, we provide field decommissioning services which include the removal of offshore structures and equipment.

Our operations are managed geographically through five regions around the world. As of November 30, 2006, we employed approximately 760 engineering staff in project management and various engineering disciplines worldwide.

We operate a fleet of highly specialized ships, barges and unmanned underwater ROVs, deployed in the world’s major offshore oil and gas exploration regions. Our key assets, as of March 31, 2007, include:

•	3 subsea construction ships;

•	2 flexible pipelay ships;

•	3 inspection, repair maintenance and survey ships;

•	1 heavy lift barge (operated by Seaway Heavy Lifting Limited (“SHL”));

•	3 rigid pipelay ships/barges;

•	36 work class and observation ROVs.

We have operated in more than 73 countries worldwide and, as of November 30, 2006, were operating in 19 countries.

Our net operating revenues for fiscal year 2006 from continuing operations were $2.1 billion, and our backlog on November 30, 2006 was $2.6 billion, as compared to our backlog of $2.2 billion on November 30, 2005. Of the November 30, 2006 backlog amount, we expect that approximately $1.7 billion will be recognized as revenue in fiscal year 2007 and approximately $0.9 billion will be included in later years. Although our backlog represents business that we believe to be firm, these figures are subject to change due to factors outside our control. See Item 3. “Key Information—Risk Factors—Operational Risks—There might be delays or cancellation of projects included in our backlog” and Item 5. “Operating and Financial Review and Prospects—Outlook.”

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

A publicly traded company since May 1993, we were established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by Stolt-Nielsen S.A. (“SNSA”) in separate transactions in 1992. At the time of acquisition, Comex Services S.A. was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and ROVs to support operations in hostile deepwater environments.

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

On December 16, 1999, we acquired the French offshore construction and engineering company ETPM S.A. (“ETPM”) from Groupe Vinci S.A. The total consideration for this acquisition, including debt assumed, was approximately $350 million, funded partly by cash and partly by issuance of 6.1 million Common Shares. ETPM had a significant market position in West Africa (now part of Acergy Africa and Mediterranean), which today is one of the fastest growing markets for our services. As part of the financing for the ETPM acquisition, in February and May 2000, we issued a total of 19.7 million Class A Shares to SNSA for approximately $200 million. Our Class A Shares have since been converted to Common Shares on a one-for-one basis.

On July 18, 2001, we acquired the Paris-based engineering company Paragon Litwin. On September 4, 2001, we acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. The consideration paid for these two acquisitions was $16.7 million, including deferred consideration. The purpose of these acquisitions was to add conceptual design and detailed engineering skills as a stand-alone resource for us. Subsequently, we sold Paragon Litwin and Paragon Italia S.r.L. on June 9, 2004 to Bateman Oil & Gas BV (“Bateman”) for a loss of $0.9 million, while on January 19, 2005, we sold Paragon Engineering Services, Inc. to AMEC plc for approximately $15 million after deducting proceeds attributable to minority shareholders, and yielding a gain on sale of $2.1 million. After the sales we retained approximately 100 engineers to perform the engineering services previously provided to us by Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc. (collectively referred to as the “Paragon Companies”).

In August 2002, we sold the assets of Big Inch Marine Systems Inc., a wholly owned subsidiary located in Houston, Texas, specializing in the design and manufacture of connection flanges for large diameter subsea pipelines. This disposal realized $23.5 million of proceeds, and resulted in a gain on sale of $8.0 million.

On February 20, 2004, we and Sonacergy, our joint venture with Sonangol in which we have a 55% interest (“Sonacergy”), sold our ROV drill support businesses, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million to Oceaneering International, Inc. Our share of net proceeds was $25.3 million in cash, after deducting proceeds due to the Sonacergy joint venture partner, Sonangol, and transaction costs. We recorded a gain of $2.0 million on disposal in the first quarter of fiscal year 2004.

On May 29, 2004, we sold our wholly owned welding services subsidiary Serimer DASA to Serimer Holdings SAS, for $38.2 million, which yielded a gain on disposal of $26.1 million.

On January 13, 2005, SNSA sold the 79,414,260 Common Shares it previously held in us. As a result, to our knowledge, SNSA no longer owns any of our shares.

On April 12, 2005, we announced that we had entered into an asset purchase agreement to sell Acergy North America and Mexico’s shallow water Inspection, Maintenance and Repair assets to Cal Dive for $122.9 million in cash. The sale closed on a sequential basis. We sold seven ships and the shore support bases and equipment to Cal Dive on October 31, 2005 for a total of $42.5 million in cash, resulting in a gain of $27.1 million. We sold the derrick lay-barge DLB801 on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million. We completed the sale of the reel pipelay ship Seaway Kestrel on March 15, 2006, following completion of its work program, realizing cash proceeds of $39.9 million, resulting in a gain of $18.7 million.

On August 30, 2005 we announced the formation of a joint venture (“SapuraAcergy”) with SapuraCrest Petroleum Berhad (“SapuraCrest Petroleum”), a Malaysian oil service company, to build and operate a heavy construction ship named Sapura 3000. We also entered into a number of ship lease agreements signed during 2005, notably the Polar Queen in June 2005, the CS Pertinacia in October 2005, and a new Survey ship in November 2005.

On January 19, 2006, we announced the launch of the Acergy name and brand. On April 3, 2006, our shareholders approved the name change to Acergy S.A., which became effective on April 10, 2006.

On November 24, 2006, we sold our non-core shallow water diving business Stolt Comex Seaway Nigeria Limited and two vessels American Pride and American Independence to Hydrodive Nigeria Limited for cash proceeds of $5.5 million, resulting in a gain of $4.6 million.

Service Capabilities

We classify our service capabilities into the following areas:

•

Subsea construction, Umbilicals, Risers and Flowlines (“SURF”): SURF is the engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tieback projects, which involve pipelaying, umbilical installation and, in some cases, trenching or ploughing, to connect a new additional subsea development to an existing production facility. The installation of jumpers and spool pieces, as well as hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development. This category also includes one construction support ship charter and rental of equipment and construction support ROVs. During fiscal year 2006, SURF activities accounted for approximately 64% of total net operating revenue from continuing operations.

•

Conventional: This comprises engineering and construction activities relating to platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes two survey/IMR ship charters and equipment rental in relation to Conventional activities. Conventional activities accounted for approximately 18% of total net operating revenue from continuing operations in fiscal year 2006.

•

Inspection, Maintenance and Repair (“IMR”): This comprises, among other things, platform surveys, debris removal and pipeline inspections using divers and/or ROVs. IMR activities are conducted both under long-term frame agreements with clients and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. IMR activities, accounted for approximately 6% of total net operating revenue from continuing operations in fiscal year 2006.

•

Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing the Acergy Piper (formerly the LB200) pipelay barge. During fiscal year 2006, Trunkline activities accounted for approximately 9% of total net operating revenue from continuing operations.

•

Survey: This comprises support for both external clients and internal projects in the fields of construction support, pipeline inspection and sea bed mapping using specialized survey vessels and Survey ROVs. The construction support activities include, among other things, pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on topsides. During fiscal year 2006, survey activities accounted for approximately 3% of total net operating revenue from continuing operations.

•

Corporate: This comprises all activities that serve more than one segment including: NKT Flexibles, SHL, and assets that have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment. It also includes management and corporate services provided for the benefit of all our businesses. Serimer DASA and the Paragon Companies were included in Acergy Corporate until their dispositions. During fiscal year 2006, Corporate activities did not account for any meaningful portion of our total net operating revenue from continuing operations.

We also provide field decommissioning services at the end of the working life of an offshore oilfield, although no material revenues were generated from these activities during any of the periods presented.

Business Segments

Our operations are managed through five geographical segments, as well as the Acergy Corporate segment. Our chief operating decision maker is our chief executive officer and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within that segment, from initial tender to completion. Each segment is accountable for profits and losses for such projects. Each segment may provide support to other segments.

We have business segments based on the geographic distribution of our activities as follows:

Acergy Africa and Mediterranean

•	Includes all activities in Africa and Mediterranean and has its office in Suresnes, France. We operate fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada

•	Includes all activities in Northern Europe, Eastern Canada and Azerbaijan and has offices in Aberdeen, U.K., Stavanger, Norway and Moscow, Russia.

Acergy North America and Mexico

•	Includes activities in the United States, Mexico, Central America and Western Canada and has its office in Houston, Texas in the United States.

Acergy South America

•	Includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Acergy Asia and Middle East

•

Includes all activities in Asia Pacific, India and Middle East (but excludes the Caspian Sea) and has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia.

Acergy Corporate

•	Includes all activities that serve more than one segment.

The Acergy Principal Executive Offices are located in Sunbury-on-Thames, U.K.

Acergy Africa and Mediterranean

The majority of our business in Acergy Africa and Mediterranean is in West Africa and involves SURF and Conventional projects. Our business also included a limited number of small IMR projects, prior to the sale of the shallow water diving business on November 24, 2006. We operate two fabrication yards in the segment, in Nigeria and Angola. Our activity in this segment increased in fiscal year 2006 compared to fiscal year 2005, reflecting the continued strengthening of demand for Conventional and SURF service capabilities. Significant operations in fiscal year 2006 included Conventional and SURF projects with BP, Shell, Total, ExxonMobil and ChevronTexaco. In fiscal year 2006, we had offshore projects in Nigeria (including the Erha and EPC2B projects both for ExxonMobil and the Amenam II project for Total Nigeria/Elf Petroleum Nigeria Ltd.) and in Angola (including the Greater Plutonio project for BP Angola BV (“BP Angola”) and the Moho Bilondo project for Total/Elf Petroleum Congo Ltd.).

Acergy Northern Europe and Canada

Acergy’s Northern Europe and Canada business consists of SURF and Trunkline projects for major oil companies as well as IMR services. The majority of the IMR projects are short-term in nature, but they sometimes are awarded over a longer term by means of a frame agreement.

Significant projects in fiscal year 2006 included the completion of the Conventional Langeled Trunkline project (previously known as the Ormen Lange project) for Statoil, laying a total of 980 kilometers of large diameter trunkline in the North Sea between Norway and the east coast of England and several SURF projects, including Britannia Satellites for ConocoPhilips (U.K.) Ltd., the CNR Frame Agreement for CNR, and Dumbarton for Maersk Olie og Gas A/S, all offshore the United Kingdom. Other significant projects included Ormen Lange for Norsk Hydro Produksjon A.S. and Volve for Statoil both offshore Norway, and the Terra Nova project for Petro Canada, the first project we have executed off the coast of Canada.

Acergy North America and Mexico

In fiscal year 2006, Acergy North America and Mexico included both Conventional and SURF projects.

In fiscal year 2005, we made a strategic decision to reorient Acergy North America and Mexico toward deepwater SURF work, and by March 2006 we had completed the sale of the segment’s Conventional and shallow water IMR assets to Cal Dive. The continuing operations in 2006 of Acergy North America and Mexico provide project management support for major projects in South America. The discontinued operations in 2006 include work performed in order to complete two Conventional projects that were in progress at the time of the sale to Cal Dive.

In fiscal year 2006, the results from continuing operations of Acergy North America and Mexico decreased compared to fiscal year 2005, partly as a result of the reassignment of ships that had been used on projects in fiscal year 2005 to other projects, outside the segment, in fiscal year 2006. The revenue generated primarily related to the project Matterhorn utilizing the Acergy Hawk.

In fiscal year 2006, the results from discontinued operations decreased compared to fiscal year 2005, as a result of discontinued operations winding down towards a close. The revenue generated related to the two remaining projects Dolphin Deep and NGC-Bud and reflected the delays experienced in completion of these Conventional projects.

Acergy South America

Most of our operations in Acergy South America are located in Brazil, which currently operates primarily as a single client market controlled by Petrobras, the Brazilian state oil company. A number of years ago, Brazil opened offshore oil and gas fields to foreign operators, which are expected to finance the growth of Brazilian offshore oil production by means of production sharing contracts. Our Frade SURF project for Chevron is an example of this.

The Brazilian market contains a number of large fields that are located in deep water and will require extensive use of diverless subsea construction techniques.

We currently have a contract, which commenced in August 2001, for the charter of the Acergy Condor by Petrobras. A four-year extension to this contract, commencing in August 2006, was signed in February 2006. We also have a new two-year contract with Petrobras for the Acergy Harrier, which began in September 2005. The contracts are for flowline lay, diving support and ROV services.

In fiscal year 2006, our activity in this segment increased, partly due to an increase in execution of IMR related activity and partly due to an increase in SURF activity.

In fiscal year 2005 our activity in this segment decreased mainly due to the scheduled dry-docking of both the Acergy Condor and the Acergy Harrier and, in the second half of fiscal year 2005, due to unscheduled repairs to both these vessels.

In 2005 Petrobras contracted one additional flowline and umbilical laying ship from us: the Pertinacia due to start operations early 2007 on a six-year contract.

In early 2006 Petrobras awarded us the PRA-1 lump sum contract. This first regional lump sum contract is for the tie-ins of all pipeline around the PRA pumping platform, utilizing the Acergy Discovery as a construction support ship.

In mid 2006 Chevron awarded us a lump sum contract for installation in their deepwater field Frade on Campos Basin. Engineering works started in 2006 and the offshore installation phase is scheduled to take place in 2007 to 2009.

Acergy Asia and Middle East

We are active in SURF, Conventional and IMR work in Acergy Asia and Middle East. We operate from Acergy offices in Singapore, Perth in Western Australia and Jakarta and Balikpapan in Indonesia. Our joint venture activities are run from the SapuraAcergy joint venture office in Kuala Lumpur in Malaysia. During fiscal year 2006 we were awarded contracts for the Vincent Development for Woodside in Australia and Maari for Tanker Pacific in New Zealand, both SURF projects. The SapuraAcergy joint venture is actively tendering several bids for its new build ship Sapura 3000 for work in the region. During fiscal year 2006, we completed a number of SURF projects: the Casino project, offshore Australia for Santos Ltd., two Sakhalin projects, offshore Russia for Nippon Steel Corporation and Shell, the Kerisi project offshore Indonesia for Conoco. The Dai Hung project offshore Vietnam for Petrovietnam Exploration and Production Company is still in progress and will be completed in 2007.

Acergy Corporate

Acergy Corporate includes activities that are categorized as “stand alone” businesses, since they are not assigned to a specific geographical segment but rather provide services to our entire company. These include our interests in the SHL and NKT Flexibles joint ventures. It also included, up to the date they were sold in 2004, Serimer DASA and the Paragon Companies. Acergy Corporate further includes flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are used globally and therefore are not allocated to any specific segment, and management and corporate services which benefit the entire organization. Included in management and corporate services are: finance; legal; tax; treasury; strategic planning; human resources; information management; investor relations; technical development; marine operations; commercial advice and business development; health, safety and environmental management; and quality assurance and general management.

The net operating revenue for each of our business segments for each of our last three fiscal years is set forth under Item 5, “Operating and Financial Review and Prospects—Factors Affecting Our Business Segment Results—Our Business Segment Results.”

Capital Expenditures and Divestitures

Capital Expenditures

Our capital expenditures for property, plant and equipment were $193.2 million for continuing operations, most of which were made within the context of our ongoing fleet rejuvenation program, and $nil for discontinued operations in fiscal year 2006. During fiscal year 2005, capital expenditures amounted to $77.3 million for continuing operations and $4.0 million for discontinued operations, and in fiscal year 2004 were $28.4 million and $5.8 million, respectively.

The table below sets forth information with respect to our principal capital expenditures for fixed assets in each of the last three fiscal years. The ongoing capital expenditures will be funded with cash from operations and additional funds drawn on our existing credit facilities.

	2006	2005	2004
	($ in millions)
Growth capital expenditure(1)	75.1	38.8	4.3
Maintenance capital expenditure(2)	118.1	42.5	29.9

Total(3)	193.2	81.3	34.2

(1)	Growth capital expenditure represents capital investments which add revenue generating capability, typically by either adding capacity (e.g. new ship or piece of equipment) or by upgrading or enhancing an existing asset.
(2)	Maintenance capital expenditure represents capital investments which maintain our existing capacity and can take the form of equipment, facilities or safety/environmental investments.
(3)	Total capital expenditures in years 2004 and 2005 remain as per previous Annual Reports; however, the amounts have been described in terms of Growth and Maintenance.

The four largest capital expenditure projects during fiscal year 2006 are set out in the table below.

Assets	Description of capital expenditure project	($ in millions)
Pertinacia	Ship conversion	53.9
Polar Queen	Ship conversion	47.8
Acergy Polaris	New J-Lay tower(1)	40.4
Acergy Discovery	Purchase of a formerly leased ship	28.0

Total		170.1

(1)	To ensure consistency of reporting, the new J-Lay (Deepwater Pipelay) system which has been installed onboard our deepwater pipelay and construction barge Acergy Polaris is classed as maintenance capital expenditure as it replaces an existing system. This is despite an evolving specification which has resulted in a significantly more advanced J-Lay system than was replaced.

Capital Expenditures Planned for Fiscal Year 2007

We expect capital expenditures in fiscal year 2007 to amount to approximately $235 million split between our ongoing fleet rejuvenation program (Growth), at $145 million and the maintenance of our existing asset base (Maintenance), at $90 million. Approximately $40 million was committed as at March 31, 2007.

Summary of capital expenditure planned for 2007 (in millions)	2007
$
Growth	145
Maintenance	90

Total	235

Divestitures

As a part of our strategic planning, in fiscal year 2003 we identified a number of assets and businesses, which we no longer considered essential to be owned or performed by us to execute core operations. We commenced a divestment program in 2003 and the majority of the significant disposals were completed by the first quarter of fiscal year 2005.

The asset which was held for sale as at November 30, 2006, was the following:

•	J-Lay tower, in Acergy Africa and Mediterranean, expected to be sold to our joint venture, SapuraAcergy in the first half of fiscal year 2007.

In fiscal year 2006, we disposed of the following assets that we treated as held for sale as of November 30, 2005:

•

Acergy North America and Mexico ships (DLB 801 and Seaway Kestrel) for $77.2 million after deducting the $3.2 million of selling expenses from the cash proceeds of $80.4 million. The DLB801 and Seaway Kestrel represented $40.5 million and $39.9 million, respectively, of the gross proceeds.

The following assets were also disposed during fiscal year 2006 but not treated as assets held for sale as of November 30, 2005:

•	Acergy Africa and Mediterranean shallow water ships (American Pride and American Independence) were sold for $3.3 million resulting in a gain of $2.9 million.

•	Shallow water diving business SCS Nigeria Limited was sold for $2.2 million resulting in a gain of $1.7 million.

•	The cost related to the liquidation of certain entities of $0.7 million.

The business and assets held for sale as at November 30, 2005 were as follows:

•	The Seaway Kestrel, a diving support and reel pipelay ship, in Acergy North America and Mexico, which formed part of the sale of assets to Cal Dive. The sale was completed on March 15, 2006.

•	The DLB801, a derrick lay-barge, in Acergy North America and Mexico, are also part of the sale to Cal Dive. The sale was completed on January 9, 2006.

•

A Steel Catenary Riser Puller (“SC Riser”), in Acergy Corporate, that we expected to sell in the first half of fiscal year 2006 following the receipt of an offer. Subsequently, this offer was withdrawn and this equipment is no longer held for sale.

In fiscal year 2005, we disposed of the following assets that we treated as held for sale as of November 30, 2004:

•

Paragon Engineering Services, Inc., located in the U.S.: This engineering business, which was acquired in fiscal year 2001, was sold effective January 19, 2005 to AMEC plc., resulting in a gain of $2.1 million.

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

•

Certain of our trenching and ploughing assets were identified for disposal because of underutilization. The equipment was sold on May 17, 2005 for proceeds of $5.1 million, resulting in a gain of $2.3 million.

Marketing and Tendering

Marketing of our services is performed through our regional offices. Our marketing strategy is focused on ensuring that we are invited to bid on all projects that are consistent with our strategy, and where we have a competitive advantage on the basis of our ships, our fabrication capacity, our engineering excellence or our technological specialization. We use our industry know-how and relationships with our clients to ensure we are aware of all projects in our markets that fit these criteria.

Most of our work is obtained through a competitive tendering process. When a target project is identified by our marketing team, the decision to prepare and submit a competitive bid is taken by management in accordance with delegated authority limits. Cost estimates are prepared on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our commercial standards and market conditions. Before the tender package is submitted to the client, it is subject to the detailed review described above.

•

Formal review process: We have a disciplined approach to the tender review process. We require all tender proposals to provide a uniform set of operational, financial and legal information, in order to ensure a consistent review process across our organization. Tender candidates that lack the appropriate information are not considered for review.

•

Management accountability: Tenders are first reviewed at the regional level where the technical, operational, legal and financial aspects of the proposal are considered in detail. Completion of the regional review process requires the formal approval of the vice-president of the region, followed by a detailed review by our corporate tender review board, which is composed of a cross-functional team of senior level managers. With respect to large tenders i.e. value between $10 million and $60 million, approval from the chief operating officer and corporate vice president for business development is required. Tenders with values greater than $60 million require the further approval of the chief executive officer. Tenders in excess of $250 million require a further review by the board of directors.

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

The implementation of our tendering policies has resulted in the information contained in tender review packages being uniform across our organization, allowing us to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders is reviewed centrally by corporate management and we continue to place great emphasis on our standard contractual terms and conditions. With these policies in place, we devote significant management time to the tendering process and are selective with respect to the initiation of new projects.

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

Clients

In fiscal year 2006, we had 55 clients worldwide, of which 16 were major national and international oil and gas companies. The level of construction services required by any particular client depends on the size of that client’s capital expenditure budget devoted to construction plans in a particular year. Consequently, clients that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. In fiscal year 2006, ExxonMobil, Statoil and BP accounted for 23%, 17% and 15% of our net revenue from continuing operations, respectively. In fiscal year 2005, Statoil, BP, and Total accounted for 20%, 15% and 14% of our net operating revenue from continuing operations, respectively. During fiscal years 2006 and 2005, our ten largest clients accounted for 83% and 81%, respectively, of our net operating revenue from continuing operations, and over that period six clients, Total, Statoil, Petrobras, ExxonMobil, ConocoPhillips and BP consistently numbered among our ten largest clients. Our business typically involves a relatively concentrated number of significant projects in any year. Consequently, we expect that a limited number of clients will account for significant portions of our revenues in any year.

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

We believe that we are one of only four companies, including Saipem, S.A. (“Saipem”), Technip S.A. (“Technip”), and Subsea 7, capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in the SURF market is limited to five main competitors, Saipem, Technip, Subsea 7 and Heerema Marine Contractors. We face strong competition from these offshore contractors, some of whom have significantly greater financial resources than we have. We compete across the globe with different players at different times including but not limited to: Allseas Marine Contractors, Global Industries, Ltd., Horizon Offshore, Inc. and Helix Energy Solutions Group Inc., which provide a wide range of services. We also face competition from smaller regional competitors and less integrated providers of offshore services. Of increasing concern to us is the fact that recently a number of contractors as well as pure asset owners have placed orders for new specialized assets for this market. We expect the increase in demand will be met quickly by new assets being deployed in the future. In addition, all companies today are facing a scarcity of human resources to support tender activities and project execution.

Seasonality

A significant portion of our revenue is generated from work performed in the North Sea. Adverse weather conditions during the winter months in this region usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, around offshore West Africa, where we also generate a significant portion of our revenue, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are only recognized in line with the percentage-of-completion method.

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

•	We operate as one organization and leverage, whenever we can, our combined knowledge, relationships, networks and our buying power.

•	The procurement process is executed in accordance with our policies and procedures and adheres to our Code of Business Conduct.

•

We actively develop and manage relationships with our suppliers and subcontractors. We believe that strong relationships with our vendors are necessary to gain a competitive advantage as well as ensuring that their delivery goals are aligned with the needs of our business.

Intellectual Property

We hold a number of patents, trademarks, software and other intellectual property to support our engineering and operational activities. As at November 30, 2006, we had 82 patents in force in 20 countries, and we currently have a portfolio of 89 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, we do not consider that any one patent or technology represents a significant percentage of our net operating revenue.

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Our research and development activities are typically carried out internally using both dedicated research personnel and as part of specific offshore construction projects. Where appropriate, external research and development is performed either through strategic technological alliances or via joint industry collaborative projects. Our expenditures on group-sponsored research and development, excluding programs undertaken as part of specific offshore construction projects, were approximately $3.1 million in fiscal years 2006, and $1.7 million and $0.7 million in fiscal year 2005 and 2004, respectively.

Other Matters

Health, Safety, Environmental and Security Management

We conduct our business in accordance with a well-defined set of processes, which comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention. Our Health,

Safety, Environmental and Security philosophy is based on the international standards of OHSAS 18001 for occupational health and safety, ISO 14001 for environmental management and international best practice and standards for security. This is supported by management’s commitment, personal accountability, training, fairness and performance measures. This “Management System” is designed to ensure the well-being and safety of our employees and others with whom we work, as well as giving the proper regard to the protection of the environment and limiting damage to or loss of property and equipment. Each of our managers is encouraged to take the necessary steps to create a culture of continuous improvement.

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

Our operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We insure ourselves for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees and/or third parties, statutory workers’ compensation protection and pollution. However, there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events, and a successful liability claim for which we are under-insured or uninsured could have a material adverse effect on us. See Item 3, “Key Information—Risk Factors—Operational Risks—We are exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.”

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

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business. See Item 3, “Risk Factors—Operational Risks—Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our subsidiaries.”

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

Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This intermediate survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys, which involve a major inspection of the hull structure, machinery installations and equipment, are carried out at five-year intervals. A classed ship is also required to be dry-docked at least once every five years for inspection of the underwater parts of the ship. As a general policy, we dry-dock our classed ships for intermediate inspection every 30 months. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs, which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship be “in class,” and all of our major classed ships currently meet that condition.

Significant Subsidiaries

Our significant subsidiaries (excluding joint ventures) are set out in the table below.

Company name	Country of incorporation	Percentage of ownership
Acergy Shipping Ltd	U.K.	100%
Acergy Norway AS	Norway	100%
Acergy Services SA	France	100%
Class 3 Shipping Limited	Bermuda	100%
Acergy France SA.	France	100%
Acergy West Africa SASU	France	100%

In addition, we have interests in a number of joint ventures, which are described in Item 5, “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in and Advances to Non-consolidated Joint Ventures.”

Description of Property

Major Assets

The following table describes our major assets as of March 31, 2007:

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/ Chartered
Acergy Harrier	Subsea construction	1985	1	84	Owned
Acergy Hawk	Subsea construction	1978	—	93	Owned
Acergy Osprey	Subsea construction	1984/1992/ 1996/2003	1	102	Owned
Acergy Eagle	Flexible flowline lay, multi-purpose subsea construction	1997	2	140	Owned
Acergy Legend	ROV support, subsea construction	1985/1998	2	73	Owned
Acergy Discovery	Flexible flowline lay, subsea construction	1990	1	120	Owned
Acergy Condor	Flexible flowline and umbilical lay	1982/1994/ 1999/2002	2	141	Owned
Acergy Falcon	Rigid and flexible flowline and umbilical lay	1976/1995/ 1997/2001	2	162	Owned
Polar Queen	Flexible flowline and umbilical lay	2001	2	146	Chartered	(1)
Pertinacia	Flexible flowline and umbilical lay	2003	2	130	Chartered	(2)
Acergy Polaris	Deepwater derrick/ pipelay barge	1979/1991/1996/ 1999/2002/2003/2006	2	137	Owned
Far Saga	ROV support, subsea construction	2001	2	89	Chartered	(3)
Acergy Petrel	Pipeline inspection, ROV survey and ROV light intervention activities	2003	1	76	Chartered	(4)
Stanislav Yudin	Heavy lift, 2,500-ton crane	1985	—	183	Chartered	(5)
Seaway Orion (to be renamed Acergy Orion)	Pipelay barge	1977/1984/1997	—	85	Owned
Acergy Piper	Pipelay barge	1975/1996/ 2004	—	168	Owned

(1)	Chartered from Polar Ship Invest AS for 6 years beginning in 2006 with two renewal options at the end of 2012, one for 3 years and the other for 1 year.
(2)	Chartered from Elettra TLC SpA for 6 years with a possible extension upon mutual agreement in 2013.
(3)	Chartered from Farstad Supply AS beginning 2002 until 2010 with one two-year option to extend.
(4)	Chartered from Uksnoy Petrel AS for five years beginning April 2003 with fifteen one-year options to extend and with options to purchase.
(5)	Chartered to SHL by a subsidiary of Lukoil Kaliningradmorneft plc through October 2010.

The environmental regulations which affect the utilization of the assets listed above are described in “—Other Matters—Government Regulations.”

Other Properties

As of March 31, 2007, we owned or held under long-term leases the real estate property described below:

Location	Function	Office Space (square meters)	Work or Storage Space or Land (square meters)	Status
Aberdeen, Scotland
Bucksburn House	Offices, workshop and storage	6,891	64,960	Owned
Denburn House	Offices	1,467	—	Leased
Commerce Center	Offices, workshop and storage	1,034	923	Leased	(1)
Total Aberdeen, Scotland		9,392	65,883
Baku, Azerbaijan	Offices	120	—	Leased
Cairo, Egypt	Offices	250	—	Leased
Dhahran, Saudi Arabia	Offices and storage	330	750	Leased
East Kalimantan, Indonesia	Office, Workshop and storage	4,420	19,567	Owned
Haugesund, Norway	Offices, workshop and storage	150	302	Leased
Houston, Texas	Offices	5,203	—	Leased
Jakarta, Indonesia	Offices and storage	643	601	Leased
Kristiansund, Norway	Offices and storage	120	800	Leased
Lagos, Nigeria	Offices	200	—	Leased
Lobito, Angola	Offices, fabrication and storage	5,945	554,431	Leased
Luanda, Angola	Offices and storage	153	690	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	1,731	14,889	Owned
Madeira Island, Portugal	Office	60	—	Leased
New Orleans, Louisiana	Offices, workshop and fabrication	134	52,609	Owned
Perth, Australia	Offices	790	—	Leased
Port Gentil, Gabon	Offices and storage	305	5,070	Owned/ Leased
Rio de Janeiro, Brazil	Offices	295	—	Owned
	Offices for PRA-1 & Frade projects	295	—	Leased
Rotterdam, The Netherlands	Storage	—	4,200	Leased
Sharjah, United Arab Emirates	Offices	190	—	Leased
Singapore	Offices, workshop and storage	3,160	2,765	Leased
Stavanger, Norway	Offices	12,869	—	Leased
Sunbury, England	Principal Executive Offices plus offsite storage	1,073	14	Leased
Suresnes, France	Office	21,548	—	Leased
Tchengue, Gabon	Offices and storage	1,486	414,000	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased

(1)	This lease will terminate by May 15, 2007 as it will be surplus to requirements.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects.

Overview

The Group

We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We changed our name to “Acergy S.A.”, at a meeting of shareholders on April 3, 2006 and the name became effective on April 10, 2006.

Growth in Net Income and Results

The business strategy we implemented in 2003 to turn the Group around has delivered progressively improving results for fiscal years 2004, 2005 and 2006.

Continuing Operations

Fiscal year 2006 was a year of significant accomplishments built on the improvements experienced in fiscal year 2005. Our net operating revenue increased to $2.1 billion in fiscal year 2006, an improvement of $640.9 million or 43% compared to $1.5 billion in fiscal year 2005, reflecting execution of our increasing backlog. The increase in revenue was primarily driven by higher activity in SURF, up $572.8 million, or 73% over fiscal year 2005.

Net income in fiscal year 2006 more than doubled to $220.9 million compared to $106.4 million in fiscal year 2005, primarily attributable to Acergy Africa and Mediterranean more than doubling its net income and Acergy Northern Europe and Canada improving its net income by 44% compared to fiscal year 2005. The increase was due to improved on-going contract management and successful project execution and Acergy Corporate experiencing an improvement in net income contributed from our joint venture operations. It also included an aggregate positive impact of $74.2 million attributable to variation orders, claims and other changes in estimates on major projects, a charge of $2.1 million for impairment of long-lived tangible assets and a gain on the disposal of long-lived tangible assets and subsidiaries of $3.9 million.

As at November 30, 2006 our backlog for execution in fiscal year 2007 comprised 83% SURF projects including Greater Plutonio, Tombua Landana, Kizomba C offshore Angola, Moho Bilondo offshore Congo and PRA-1 offshore Brazil. Our net operating revenue and our backlog reflect high levels of SURF work, thus delivering our 2003 commitment to re-focus the Company on this activity.

The improved fiscal year 2005 results reflected the organizational discipline implemented in fiscal year 2004 together with the start of a market upturn.

Net operating revenue in fiscal year 2005 was $1.5 billion, an increase of $383.7 million or 35%, compared to net operating revenue of $1.1 billion in fiscal year 2004 mainly attributable to SURF activity experiencing a 49% growth and an increase in Trunkline activity due to the Langeled project.

Net income in fiscal year 2005 of $106.4 million was an increase of $61.5 million compared to $44.9 million in fiscal year 2004 due to an overall result of favorable contract settlements and improved contract management on new projects. The increase also included an aggregate positive impact of $60.3 million attributable to variation orders, claims and other changes in estimates on major projects, a charge of $7.1 million for impairment of long-lived tangible assets, a gain on the disposal of long-lived tangible assets and subsidiaries of $7.5 million and a $19.8 million charge reflecting the fair value of hedging transactions that were not designated as accounting hedges under U.S. GAAP.

Discontinued Operations

In fiscal year 2005, we decided to re-focus our Acergy North America and Mexico operations on SURF activities and identified a number of IMR and Conventional assets which were no longer required. We sold these assets to Cal Dive in fiscal years 2005 and 2006 and our discontinued operations ended in the early part of fiscal year 2007.

Discontinued operations in Acergy North America and Mexico for fiscal year 2006 generated $66.6 million of net operating revenue and $15.8 million of net income. Net income comprised $19.3 million of losses in relation to execution of work in Trinidad and Tobago and a $35.1 million gain on the sale of DLB 801 and Seaway Kestrel to Cal Dive.

Net income from discontinued operations in Acergy North America and Mexico for fiscal year 2005 was $33.1 million, made up of $6.0 million generated by hurricanes Rita and Katrina repair work and a $27.1 million gain on disposal of the segment’s shallow water operations to Cal Dive.

Investment

To develop SURF activity in our business, and add capability, capacity and flexibility we launched in fiscal year 2005, an asset upgrade and rejuvenation program. We anticipate that by 2008 this program will have resulted in continued investments in the Acergy Polaris, Acergy Falcon, Acergy Eagle, Acergy Condor and Acergy Discovery, refitting of the chartered Polar Queen, Pertinacia and Toisa Proteus and completion of the new build Sapura 3000, Acergy Viking and Skandi Acergy vessels.

Divestment

In line with our strategy to focus our business on developing globally our deepwater SURF capabilities with IMR and Conventional services on a more regionalized basis, we sold on November 24, 2006 our non-core shallow water diving business Stolt Comex Seaway Nigeria Limited and two vessels American Pride and American Independence to Hydrodive Nigeria Limited for cash proceeds of $5.5 million.

New Financial Strategy

Strong global energy demand together with limited excess production capacity and correspondingly high commodity prices have driven a sustained improvement in the oil and gas service sector. We therefore expect a steady growth in the core markets in which we operate in the medium term.

We believe our fiscal year 2006 financial results and the expected market outlook for the medium term in our sector will provide our business with opportunities to grow. Our focus in fiscal year 2006 was to implement a structured control environment and to develop our capital structure so as to ensure our financial strategy was fully aligned with our business strategy.

Structured Control Environment

As at November 30, 2006, our management has provided its first assessment of the effectiveness of our internal controls over financial reporting pursuant to Section 404 of United States Sarbanes-Oxley Act of 2002 and in accordance with the rules and regulations of the SEC. This assessment is based on the criteria for internal controls over financial reporting described in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is of the opinion that, as of November 30, 2006 our internal control over financial reporting was effective based on those criteria. Disclosure relating to our internal control over financial reporting, management’s report on internal control over financial reporting, as well as an attestation report from our independent registered public accounting firm is included in this Form 20-F. We intend to maintain our focus on improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy.

Developing our Capital Structure

A key consideration in our financial strategy was an assessment and development of an appropriate balance sheet. Given our long-term investment horizon but more limited revenue horizon it is appropriate that if leverage is to be introduced it is done so in a controlled and well measured fashion. In this regard the Board has approved a policy based on the level of debt and the ability to service debt as key measures for considering investment opportunities.

On August 10, 2006, we completed a substantial amendment of the existing syndicated bank facilities held with a core group of eight banks, increasing the committed amount from $350 million to $400 million. The amendments include market standard terms, improved pricing and an extended maturity. It also simplified the covenant structure, placed the facilities on an unsecured basis and removed restrictions on other sources of indebtedness.

On October 11, 2006, we completed an offering of $500 million in aggregate principal amount of Convertible Notes due in 2013. The Convertible Notes are convertible into our Common Shares, have a fixed annual interest rate of 2.25% and a conversion price of $24.05 per Common Share, representing a conversion premium of 43% to the U.S. dollar-equivalent of the volume weighted average share price during the marketing period of the Convertible Notes. The Convertible Notes are listed and traded on the Euro MTF Market of the Luxembourg Stock Exchange.

The proceeds will be used to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to repurchase issued share capital for a maximum aggregate consideration of $300 million.

Returns to Shareholders

Following the issuance of the Convertible Notes we commenced our share repurchase program as announced on September 11, 2006. We will continue with this program into fiscal year 2007 as part of our strategy to reshape our group capital structure.

In line with the results published for fiscal year 2006 and for the first time in our history our Board has resolved to recommend the payment of a dividend during fiscal year 2007 set at 20 cents a share, subject to shareholder approval at the annual general meeting. This signifies a new maturity of our business and reflects our confidence in the future of our sector.

Outlook

To take advantage of the favorable market conditions we have increased our asset upgrade and rejuvenation program to expand our capabilities, capacity and flexibility. We have planned capital expenditure and equity investments for fiscal year 2007 of approximately $235.0 million, compared to $253.0 million in fiscal year 2006, of which $90.0 million is allocated to maintenance of existing capacity levels and approximately $145.0 million to support growth initiatives.

As at November 30, 2006 our backlog for continuing operations was $2.6 billion, of which $1.7 billion is expected to be executed in fiscal year 2007. This compared to a backlog at November 30, 2005 of $2.2 billion, of which $1.4 billion was for fiscal year 2006.

We expect our fiscal year 2007 net operating revenue from continuing operations to be approximately $2.3 billion generating margins at least as strong as fiscal year 2006 results with the focus on executing our projects in-hand, developing our engineering capabilities and investing in our workforce.

Our History, Acquisitions and Divestments

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

In August 1998, we acquired the Houston-based Ceanic, a publicly traded subsea contractor, for approximately $219 million. Ceanic provided a range of subsea services and products to the offshore oil and gas industry in the Gulf of Mexico offshore of the U.S. and inland underwater services to domestic public and private clients. With this acquisition we acquired a substantial fleet of ships, mostly designed for shallow water work, ROVs and other related technologies, most of which were sold to Cal Dive, on October 31, 2005, as described below.

On December 7, 1999, we completed a transaction to form a joint venture entity, NKT Flexibles, a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. We own 49% of NKT Flexibles, and the remaining 51% is owned by NKT Holdings A/S. The total consideration for our share in the joint venture was $36.0 million, funded partly by cash and partly by the issuance of Class A Shares subsequently converted into Common Shares on a one-for-one basis. This investment secured our supply of flexible pipeline products. During fiscal years 2003 and 2004, we contributed a further $17.5 million of capital and since have continued to provide financial support in the form of loans.

On December 16, 1999, we acquired the French offshore construction and engineering company ETPM from Groupe Vinci S.A. The total consideration for this acquisition, including debt assumed, was approximately $350 million, funded partly by cash and partly by the issuance of 6.1 million Common Shares. ETPM had a significant market position in West Africa (now a part of Acergy Africa and Mediterranean), which today is one of the fastest growing markets for our services. As part of the financing for the ETPM acquisition, we, in February and May 2000, issued a total of 19.7 million Class A Shares to SNSA for approximately $200 million. Our Class A Shares have since been converted to Common Shares on a one-for-one basis.

On July 18, 2001, we acquired the Paris-based engineering company Paragon Litwin. On September 4, 2001, we acquired a controlling interest in the Houston-based engineering company, Paragon Engineering Services, Inc. The consideration paid for these two acquisitions was $16.7 million, including deferred consideration in respect of Paragon. The intent of these acquisitions was to add conceptual design and detailed engineering skills as a stand-alone resource for us. Subsequently, we sold Paragon Litwin and Paragon Italia S.r.L. on June 9, 2004 to Bateman Oil & Gas BV for a loss of $0.9 million, while on January 19, 2005, we sold Paragon Engineering Services, Inc., to AMEC plc for approximately $15 million after deducting proceeds attributable to minority shareholders, and yielding a gain on sale of $2.1 million. After the sale we retained approximately 100 engineers to perform the engineering services previously provided to us the Paragon Companies.

In August 2002, we sold the assets of Big Inch Marine Systems, Inc., a wholly-owned subsidiary located in Houston, Texas, specializing in the design and manufacture of connection flanges for large diameter subsea pipelines. This disposal realized $23.5 million of proceeds, and resulted in a gain on sale of $8.0 million.

On February 20, 2004, we and our Sonamet/Sonacergy joint venture sold our ROV drill support businesses, consisting of a fleet of 44 ROVs and certain ancillary equipment, together with related contracts and employees, for approximately $48 million to Oceaneering International, Inc. Our share of net proceeds was $25.3 million in cash, after deducting proceeds due to the Sonacergy joint venture partner, Sonangol, and transaction costs. We recorded a gain of $2.0 million on disposal in the first quarter of fiscal year 2004.

On May 29, 2004, we sold our wholly-owned welding services subsidiary Serimer DASA to Serimer Holdings SAS, for $38.2 million, which yielded a gain on disposal of $26.1 million.

On January 13, 2005, SNSA sold 79,414,260 Common Shares it previously held in us.

On April 12, 2005, we announced that we had entered into an asset purchase agreement to sell Acergy North America and Mexico’s shallow water IMR assets to Cal Dive for $122.9 million in cash. The sale closed on a sequential basis. We sold seven ships and the shore support bases and equipment to Cal Dive on October 31, 2005 for a total of $42.5 million in cash, resulting in a gain of $27.1 million. The sale of the derrick lay-barge DLB 801 was completed on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million. We completed the sale of the reel pipelay ship Seaway Kestrel on March 15, 2006, on completion of its work program, realizing cash proceeds of $39.9 million, resulting in a gain of $18.7 million.

On August 30, 2005, we announced the formation of a joint venture called SapuraAcergy with SapuraCrest Petroleum, a Malaysian oil service company, to build and operate a heavy construction ship named Sapura 3000. This new ship is in addition to a number of ship lease agreements signed during 2005, notably the Polar Queen in June 2005, the Pertinacia in October 2005, and a new Survey ship in November 2005.

On January 19, 2006, we announced the launch of the Acergy name and brand. We commenced operating under the new brand on February 1, 2006 having already changed the names of our principal operating legal entities in January 2006. We changed our name to “Acergy S.A.”, at a meeting of shareholders on April 3, 2006 which became effective on April 10, 2006.

On November 24, 2006, we sold our non-core shallow water diving business Stolt Comex Seaway Nigeria Limited and two vessels American Pride and American Independence to Hydrodive Nigeria Limited for cash proceeds of $5.5 million resulting in a gain of $4.6 million.

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

Project Accounting—Revenue Recognition and the Use of the “Percentage-of-Completion” Accounting Method

Substantially all of our projects are accounted for using the percentage-of-completion method, which is standard for our industry. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date, to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as variation orders are approved. Adjustments based on the percentage-of-completion method are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, we recognize a charge or credit against current earnings; amounts in prior periods are not restated. Such a charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements. Such late information results in an adjustment of the financial statements unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contracts and contract revenues and contract costs. We believe we assess our business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reasonably dependable estimates. Often the outcome of a project is more favorable than originally expected, due to increase of scope or efficiencies achieved during execution. Nevertheless, our business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. We do not believe our business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations as described in AICPA Statement of Position (“SOP”) No. 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts”, that would indicate that the use of the percentage-of-completion method is not preferable.

If we were unable to make reasonably dependable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed-contract” method. Under the zero-estimate-of-profit method, we would not recognize any profit before a contract is completed. Under the completed-contract method, all costs, revenues and profits are accumulated in the balance sheet accounts until project completion. Under both of these methods, we would not recognize project profits until project completion, but would recognize a project loss as soon as the loss became evident. If we are unable to continue to use the percentage-of-completion method of accounting, our current earnings may be materially adversely impacted.

Project Accounting—Revenue Recognition on Variation Orders and Claims

A major portion of our revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In situations where a variation order has been agreed as to scope but not price, the amount recognized as revenue is limited to the costs incurred unless realization of any excess above that amount is assured beyond a reasonable doubt. In addition, some contracts contain incentive provisions based on performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved.

As at November 30, 2006 and November 30, 2005 no revenue relating to unagreed claims or disputed receivables was included in reported revenue or receivables that has not been subsequently collected in full.

Long-lived Tangible Assets and Other Intangible Assets

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

Management’s judgment is required to determine the appropriate business assumptions to be used in forecasting future cash flows. When we record an impairment charge, this creates a new cost base for the assets that have been impaired. We have discussed specific impairment charges recorded in “Consolidated Results—Continuing Operations—Impairment of Long-lived Tangible Assets.”

In addition, management’s judgment is required in applying the criteria for classifying assets held for sale as specified in paragraph 30 of SFAS No. 144. In particular, management is required to assess whether or not it is probable that the sale will be completed within one year, by carefully evaluating the status of negotiations with potential purchasers of each business and asset. Assets held for sale are valued at the lower of carrying amount and fair value, less the cost to sell. Where fair value less costs to sell is lower than the cost, we record an impairment charge for the difference.

Impairment of Investments in and Advances to Non-consolidated Joint Ventures

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

During fiscal year 2004 we made short-term cash advances to NKT Flexibles totaling $5.7 million, against which a full provision for doubtful recovery was recorded. This provision was recorded as at November 30, 2004 as we did not believe it was probable that we would be able to collect the full amount of these advances. In fiscal year 2005, this provision was released on the basis of an improved forecast of future cash flows of NKT Flexibles, which indicated that advances made to NKT Flexibles would be repaid in full. All loans have been repaid in full during fiscal year 2006.

Recognition of Provisions for Contingencies

We, in the ordinary course of business, are subject to various claims, suits and complaints involving, among other things, clients, subcontractors, employees, and tax authorities. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements, if information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 “Accounting for Contingencies”, as interpreted by Financial Accounting Standards Board Interpretation No. 14 “Reasonable Estimation of the Amount of a Loss”, if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide for the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. If the provision proves not to be sufficient, our results may be adversely affected. The notable legal claims made against us are discussed in Note 25 “Commitments and Contingencies” to the Consolidated Financial Statements and are summarized in “—Legal, Regulatory and Insurance Matters” below.

We also provide for warranty costs arising in relation to our long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable, an appropriate warranty provision is recorded. This judgment requires a high level of experience. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. There were no significant warranty provisions recorded as at November 30, 2006.

Income Taxes

We account for income taxes in accordance with SFAS No.109 “Accounting for Income Taxes”. This standard requires that deferred tax assets and liabilities be recognized, based on the differences between the financial reporting and tax basis of assets and liabilities and measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We determine deferred tax assets for each tax-paying entity or group of entities that are consolidated for tax purposes. A valuation allowance is established to reduce the deferred tax assets to the amount that we believe, based upon all available evidence, is more likely than not to be realized. In determining the valuation allowance, the management considers forecasts of future taxable income, the future reversals of existing temporary taxable differences and whether future tax benefits carried forward in tax returns will ultimately be permitted as tax deductible by the relevant taxing authority. Ultimately we need to generate taxable income in the jurisdiction where we have deferred tax assets. As the estimates and judgments include some degree of uncertainty, changes in the assumptions could require management to adjust valuation allowances.

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

Accounting for Derivatives

We designate foreign exchange derivative instruments as hedging instruments under SFAS No. 133 in procedurally defined circumstances where we both qualify for hedge accounting and where the potential benefits of application of hedge accounting are believed to outweigh the related compliance cost. The use of cash flow hedge accounting under this standard requires gains and losses resulting from changes in the market value of derivative contracts to be deferred in our financial accounts until such time as the underlying hedged transaction affects earnings. It also requires management to ensure that adequate documentation is in place at the inception of the hedging relationship to support its treatment as an effective hedge for an underlying business transaction. The judgment of management is required to estimate the fair value of instruments that have no quoted market prices, and to forecast the probable date and value of the underlying hedged transaction.

Certain forward currency contracts entered into during fiscal year 2006 have been designated as accounting hedges in accordance with SFAS No. 133. The impact of hedge accounting for such instruments is detailed in Note 26 to the Consolidated Financial Statements. During fiscal year 2005, as a consequence of the termination of certain service agreements with our former parent company SNSA, we contracted forward currency contracts through one of our own subsidiaries. Because of our then legal structure, we concluded that these transactions could not be designated as accounting hedges in accordance with SFAS No. 133 and accounted for the effect of mark-to-market valuations through our income statement rather than deferring them.

Employee Stock Plans

We adopted SFAS No. 123(R), “Share-Based Payments” from the required effective date of December 1, 2005 using the modified prospective application method to account for our stock options. This replaces the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”).

SFAS No. 123(R) requires compensation expense, based on the fair value of an award at the date of grant, to be recognized over the requisite service period of an award. The graded vesting attribution method has been selected in order to allocate compensation expense between the fiscal years in the manner which reflects the vesting schedule of the share options. We continue to recognize compensation expense for options with performance conditions if achievement of those conditions becomes probable. We use the Black-Scholes valuation method to determine the fair value of our share options at the date of grant. The assumptions used in this calculation are reviewed periodically. The expected life of an option is determined by taking into consideration the vesting period of options and the observed historical pattern of share option exercises. The expected volatility over the expected term of the option is estimated from our historical volatility. The expected dividend yield assumption is $nil as we have not previously paid a dividend nor had a dividend been declared at the time of share option grants. The total compensation expense in relation to non-vested awards not yet recognized was $12.6 million and was expected to be recognized over a weighted average period of 3.4 years. There have been no modifications of share options or one-time effects on adoption of this standard.

Prior to the adoption of SFAS No. 123(R) we accounted for our stock options using the intrinsic-value method prescribed in APB No. 25 where compensation costs were measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price. Compensation cost was charged to operations over the vesting period using the graded vesting attribution method. For plans where the measurement date occurred after the grant date, referred to as variable plans, compensation cost was, prior to December 1, 2005, remeasured on the basis of the current market value of our stock at the end of each reporting period. As required by SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), we have included in Note 2 to the Consolidated Financial Statements the required pro forma disclosures using the fair-value method of accounting.

As explained under “Selling, General and Administrative (“SG&A”) Expenses” below, in fiscal year 2004 we established the Senior Management Incentive Plan (“SMIP”), to secure the services of certain senior executives through to the first quarter of fiscal year 2007. This plan which is accounted for under SFAS No. 123(R) for fiscal year 2006 and for fiscal years 2005 and 2004 as a variable plan as defined in APB No.25, provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Compensation Committee of our Board of Directors, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit, business growth and restructuring.

We have accrued for the proportion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan. Management’s judgment is required to determine these probabilities.

Factors Affecting Our Business Segment Results

Business Environment

The market for our services depends upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies and we expect to see a continued expansion of demand in fiscal year 2007 for our services. This trend is evident in the higher number of invitations to tender received by us, as well as the increasing level of our order backlog.

Seasonality

A significant portion of our revenue is generated from work performed in the North Sea. Adverse weather conditions during the winter months in this region usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, around offshore West Africa, where we also generate a significant portion of our revenue, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are only recognized in line with the percentage-of-completion method.

In fiscal year 2005, some flooding and wind damage was caused to our onshore facilities in the vicinity of New Orleans, Louisiana, by hurricanes Rita and Katrina, but we promptly rectified this and submitted claims for reimbursement from our insurers, which we received in the first quarter of fiscal year 2006.

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

Utilization Rate (excluding discontinued operations) For the year ended November 30	2006%	2005%	2004%
Deepwater and heavy construction ships	89	79	90
Light construction and survey ships	90	86	89
Trunkline barges and anchor ships	73	63	55

Ship utilization in fiscal year 2006 increased due to the high level of in-hand backlog at the end of fiscal year 2005 and to the project escalations executed throughout the fiscal year 2006.

Within the deepwater and heavy construction ships’ category, utilization was high in fiscal year 2006 compared to fiscal year 2005 attributable partly to Acergy Condor and Acergy Harrier, working on the Petrobras contracts, located in South America and Acergy Falcon and Acergy Discovery experiencing less idle periods. A minor increase in utilization was also observed on other ships including the new Polar Queen. This overall increase was offset by a minor decrease in the utilization of the Acergy Polaris which had a major refit program and installation of the J-Lay tower in the latter part of fiscal year 2006.

Utilization of light construction and survey ships increased slightly in fiscal year 2006 compared to fiscal year 2005, mainly due to improved utilization of the Acergy Legend.

Underutilization of trunkline barges and anchor ships can have a significant impact on our results, in view of the high fixed costs associated with the largest trunkline barge, the Acergy Piper. During fiscal year 2006, overall utilization within this category of ships increased mainly due to high utilization of cargo barges, supporting the trunkline and heavy construction ships in West Africa, offset by Acergy Piper which was utilized on the Statoil Langeled project for 185 days of work in fiscal year 2006 compared to 219 days in fiscal year 2005.

Ship Scheduling

Our performance can be adversely affected by conflicts in the planned utilization of our key ships and barges. These can be caused by delays in releasing ships from projects due to additional client requirements, overruns and breakdowns. Conflicts can also arise from commercial decisions concerning the utilization of assets after work has been tendered and contracted for. The requirement to substitute ships or barges can and do adversely affect the results of the projects concerned.

Maintenance and Reliability of Assets

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts which are scheduled to utilize the same assets. We operate a scheduled maintenance program in order to keep all assets in good working order, but despite this breakdowns can occur.

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

The impact of revisions of project estimates at the gross profit level in fiscal years 2006, 2005 and 2004 was as follows:

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004%
Continuing Operations	74.2	60.3	43.8
Discontinued Operations	(18.7)	(15.4)	(27.7)

Total	55.5	44.9	16.1

There were improvements on a large number of projects, which were partially offset by negative revisions to estimates in connection with other major projects. The most significant revisions were as follows:

Continuing Operations

•

$29.8 million of improvements were reported in fiscal year 2006 on the $265 million lump sum SURF project (the “Erha” project) offshore Nigeria (Acergy Africa and Mediterranean) to be executed for ExxonMobil Nigeria (“EEPNL”). The favorable revisions were primarily due to the settlement of variation orders and the release of contingencies at the end of a successful offshore completion. In fiscal year 2005 we recorded a $1.6 million negative revision to the estimated costs on this project compared to a positive impact of $0.6 million in fiscal year 2004. The project was 35% complete as at November 30, 2004, 54% complete as at November 30, 2005 and 98% complete as at November 30, 2006.

•

$17.9 million of favorable revisions were recorded in fiscal year 2006 on the $254 million lump sum Trunkline project (the “Langeled” project) offshore Norway and United Kingdom (Acergy Northern Europe and Canada) for Statoil. The improvements were mainly recorded in the second and third quarters of fiscal year 2006 and related to a successful and timely execution of the project. Acergy Piper experienced a significant improvement in the efficiency of laying pipes based on the experience gained during operations in fiscal year 2005. As at November 30, 2005 the project was 57% complete and as at November 30, 2006 the project was 99% complete.

•

$10.7 million of improvements were reported during the fourth quarter of fiscal year 2006 on the $219 million lump sum Conventional project (the “EPC2B” project) offshore Nigeria (Acergy Africa and Mediterranean) for EEPNL. The positive revisions mainly related to settlement of variation orders and scope increases related to hook-up and commissioning work. The project was 28% complete as at November 30, 2005 and 81% complete as at November 30, 2006.

•

$7.2 million of improvements were recorded during the second quarter of fiscal year 2006 on the $30 million lump sum SURF projects (the “Norne Satellites” project) offshore Norway (Acergy Northern Europe and Canada) for Statoil. The favorable revisions were primarily due to settlement of an insurance claim related to damage on a production riser system that occurred in the second quarter of fiscal year 2005. We also reported positive revisions of $1.1 million in fiscal year 2005 on this project. The project was 18% complete as at November 30, 2004, 95% complete as at November 30, 2005 and 100% complete as at November 30, 2006.

•

$6.7 million of positive revisions were reported during fiscal year 2006 on the $154 million lump sum Conventional project (the “Amenam II” project) offshore Nigeria (Acergy Africa and Mediterranean) for Total Nigeria/Elf Petroleum Nigeria Ltd. The improvements were recorded in the second and third quarters of fiscal year 2006 reflecting the settlement of variation orders and release of contingencies. We also reported favorable revisions on this project in fiscal year 2005 of $1.6 million. The project was 31% complete as at November 30, 2004, 93% complete as at November 30, 2005 and 99% complete as at November 30, 2006.

•

$11.3 million of negative revisions were reported in fiscal year 2006 on the $558 million lump sum SURF project (the “Greater Plutonio” project) offshore Angola (Acergy Africa and Mediterranean) for BP Angola B.V. The negative revisions were primarily due to the revised offshore operational expenses related to ship days and the increased manufacturing costs of the riser tower. The project was 25% complete as at November 30, 2005 and 52% complete as at November 30, 2006.

•

$9.4 million of negative revisions were recorded during fiscal year 2006 on the $121 million lump sum SURF project (the “Britannia Satellites” project) offshore United Kingdom (Acergy Northern Europe and Canada) for ConocoPhillips (U.K.) Ltd. The losses were primarily reported in the second and fourth quarters of fiscal year 2006 caused by the increased cost of trenching operations. As at November 30, 2005 the project was 25% complete and as at November 30, 2006 the project was 91% complete.

Discontinued Operations

•

$17.1 million of losses were recorded during fiscal year 2006 on the $50.0 million lump sum Conventional project offshore Trinidad and Tobago (Acergy North America and Mexico) for National Gas Company (the “NGC-Bud” project) within our discontinued operations. The downgrade was caused by a major breakdown on a third party vessel during the third quarter of fiscal year 2006, hired to complete this project. Adverse weather conditions further impacted the project causing delays in meeting the scheduled commitments. In the fourth quarter of fiscal year 2006 further losses were recorded due to the termination of the project negotiated with the client. The project also experienced similar operational problems in fiscal year 2005 incurring $16.3 million of losses. The project was 18% complete as at November 30, 2004, 88% complete as at November 30, 2005 and 91% complete as at November 30, 2006.

To minimize the potential for future negative revisions we utilize the estimating, tendering and contracting procedures which we established in fiscal year 2004 to reduce the amount of unanticipated costs and improve our ability to recover costs from our clients. Selectivity is exercised in choosing which tenders to respond to, and a thorough analysis is prepared of the commercial and operational risks as well as a detailed tender budget to facilitate the decision whether to tender. Careful consideration is given to vessel schedule conflicts and to the current backlog to ensure we have sufficient resources to perform our obligations.

When a target project is identified by our regional marketing staff, the decision to prepare and submit a competitive bid is taken by our management in accordance with delegated authority limits. We prepare cost estimates on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our minimum commercial standards and market conditions.

Assets Held for Sale

The following asset was held for sale as at November 30, 2006:

•

J-Lay tower, in Acergy Africa and Mediterranean, which is expected to be sold to our joint venture, SapuraAcergy, as part of the shareholders’ agreement, for proceeds of $18.0 million. The sale is expected to be completed in the first half of fiscal year 2007.

Exchange Rates

We report our financial results in U.S. dollars. We have foreign currency denominated revenues, expenses, assets and liabilities. As a consequence, movements in exchange rates can affect our profitability, the comparability of our results between periods and the carrying value of our assets and liabilities. Our major foreign currency exposures are to the Euro, British pound sterling and Norwegian kroner.

When we incur expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations can adversely affect our profitability. The majority of our net operating expenses are denominated in the functional currency of our individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries in Acergy North America and Mexico and Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies primarily are the Euro and U.S. dollar. In Acergy Northern Europe and Canada, the functional currencies are the Norwegian krone, U.S. dollar and the British pound sterling. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. We are also exposed to fluctuations in several other currencies resulting from operating expenditures and significant one-off non-project related transactions such as capital expenditures. With the exception of Acergy Africa and Mediterranean, and to a lesser extent Acergy Northern Europe and Canada, our operating expenses are generally denominated in the same currency as associated revenues, thereby mitigating the impact of exchange rate movements on operating income. Where revenues are in different currencies from the related expenditures, our policy is to use derivative instruments to hedge the significant net external foreign exchange exposure.

In addition, even where revenues and expenses are matched, we must translate non-U.S. dollar denominated results of operations, assets and liabilities to U.S. dollars to prepare our Consolidated Financial Statements. To do so, balance sheet items are translated into U.S. dollars using the relevant exchange rate at the fiscal year-end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period. Consequently, increases and decreases in the value of the U.S. dollar versus other currencies will have an effect on our reported Consolidated Statements of Operations and the value of assets and liabilities in the Consolidated Balance Sheets even if our results of operations or the value of those assets and liabilities have not changed in their local functional currency.

The main foreign exchange exposure economically hedged during fiscal year 2006 was capital expenditure in Acergy Northern Europe and Canada and Acergy South America which have been designated as cash flow hedges. A gain of $4.0 million (net of tax provision of $0.8 million) has been recorded in Accumulated Other Comprehensive Income (“OCI”) and will be released to the Consolidated Statements of Operations when the hedged transaction affects earnings.

The main foreign exchange exposure hedged during fiscal year 2005 was the level of Euro overhead costs and project costs in Acergy Africa and Mediterranean in excess of expected Euro revenues. These hedges were not designated as accounting hedges under SFAS No. 133, and the non-cash impact of their fair value treatment had the effect of reducing income by $19.8 million in fiscal year 2005.

An unrealized gain of $0.4 million has been recognized during fiscal year 2006 for the change in fair value of fiscal year 2005 hedges that are still outstanding as at November 30, 2006. The hedges that have matured during fiscal year 2006, which together with additional hedges placed and matured during fiscal year 2006, resulted in a realized gain of $5.3 million.

Impairment Charges

We recognized aggregate impairment charges of $2.1 million in fiscal year 2006 in respect of our long-lived tangible assets. As discussed in “Consolidated Results—Continuing Operations—Impairment of Long-lived Tangible Assets” below, the charges in fiscal years 2005 and 2004 were $7.1 million and $9.4 million, respectively.

Our Business Segment Results

Our operations are managed through five geographic segments as well as the Acergy Corporate segment, through which we manage our activities that serve more than one segment, as described below. Our chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Each segment may provide support to other segments. Our segments are based on the geographic distribution of our activities. Our business is based on the following service capabilities which we have adopted: SURF; Conventional; IMR; Survey; and Trunklines which are described in Note 20 to the Consolidated Financial Statements.

Acergy Africa and Mediterranean

For the fiscal year ended November 30 (in millions)	2006 $	%		2005 $	%		2004 $	%
Net operating revenue from continuing operations	1,045.5	49.2	(a)	714.1	48.1	(a)	536.0	48.7	(a)
Operating expenses from continuing operations	852.5	49.3	(b)	592.9	47.6	(b)	461.6	48.3	(b)
Income before income taxes from continuing operations	133.9			49.4			27.0

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment comprises all activities within Africa and the Mediterranean region. It operates fabrication yards in Nigeria and Angola and manages project specific joint ventures such as Mar Profundo Girassol (“MPG”), now completed, and the Dalia Floating Production and Storage Offloading (“FPSO”) facility. Its main offices are based in Suresnes, France.

In line with our strategy to focus our business on developing globally our deepwater SURF capabilities with IMR and Conventional services on a more regionalized basis, we sold on November 24, 2006 our non-core shallow water diving business Stolt Comex Seaway Nigeria Limited and two vessels American Pride and American Independence to Hydrodive Nigeria Limited for cash proceeds of $5.5 million.

Net Operating Revenue from continuing operations

For fiscal year 2006 Acergy Africa and Mediterranean’s net operating revenue of $1,045.5 million was 49.2% of our total net operating revenue and an improvement of $331.4 million, or 46.4% compared to $714.1 million in fiscal year 2005. This was driven by an increase in SURF projects and our successful and timely executions of projects Erha and EPC2B in Nigeria to our clients’ satisfaction. SURF projects, such as Erha, Greater Plutonio and Moho Bilondo, contributed $602.4 million and Conventional projects such as Amenam II and EPC2B, generated $246.3 million of net operating revenue in fiscal year 2006. Projects conducted by our Sonamet/Sonacergy joint venture in which we have 55% interest, reported $106.4 million of net operating revenue, an increase of $38.5 million compared to $67.9 million in fiscal year 2005 primarily due to a rise in market demand for fabrication.

Net operating revenue in fiscal year 2005 of $714.1 million was 48.1% of our total net operating revenue from continuing operations and an increase of $178.1 million compared to $536.0 million in fiscal year 2004, reflecting the steady strengthening of demand for Conventional and SURF service capabilities. Two SURF projects, Greater Plutonio and Erha, generated more than $293 million of the segment’s net operating revenue. Conventional projects such as Amenam II, Benguela Belize and EPC2B accounted for $264.0 million of net operating revenue. In addition our Sonamet/Sonacergy joint venture projects represented $67.9 million of the net operating revenue, reflecting the first full year of consolidation after adoption of FIN 46R from May 31, 2004.

Operating Expenses from continuing operations

This segment’s operating expenses in fiscal year 2006 were $852.5 million as compared to $592.9 million in fiscal year 2005 representing 49.3% of our total net operating expenses from continuing operations. The increase of $259.6 million was primarily due to the increase in project activity discussed above and to the increase in steel and other commodities prices last year.

Acergy Africa and Mediterranean’s operating expenses in fiscal year 2005 were $592.9 million, an increase of $131.3 million compared to $461.6 million in fiscal year 2004. The increase was in line with the increased net operating revenue, and related to expenses incurred on the large projects mentioned in the above discussion of fiscal year 2005 revenues, all of which reported positive margins.

Income before income taxes from continuing operations

The segment’s income before income taxes in fiscal year 2006 of $133.9 million more than doubled compared to fiscal year 2005 reflecting the high levels of activity experienced and good performance on EPC2B, Erha and Amenam II, which more than offset the deterioration in the results of Greater Plutonio. Additionally it also reflected the improved contract management procedures we implemented in fiscal year 2005.

In fiscal year 2005, Acergy Africa and Mediterranean reported income before income taxes from continuing operations of $49.4 million as compared to $27.0 million in fiscal year 2004. This improvement was mainly due to the profitable performance of a growing volume of projects.

The following table sets forth the most significant projects in the Acergy Africa and Mediterranean segment:

Project Name	Description
Lump Sum Conventional Projects:

Amenam II	Project offshore Nigeria, executed during 2004 to 2006 for Total Nigeria/Elf Petroleum Nigeria Ltd.

Benguela Belize	Project offshore Angola, executed during 2003 to 2005 for Chevron Texaco Overseas Petroleum.

EPC2B	Project offshore Nigeria, to be executed during 2005 to 2007 for EEPNL.

OGGS	Offshore gas gathering system project offshore Nigeria, executed during 2002 to 2004 for Shell Petroleum Development Company of Nigeria Limited (“SPDC”), acting on behalf of itself and partners, including the Nigerian National Oil Company.

Sanha Bomboco	Project offshore Angola, executed during 2002 to 2004 for ChevronTexaco led by Cabinda Gulf Oil Company (CABGOC).

Yokri	Project offshore Nigeria, executed during 2001 to 2004 jointly with a local partner for SPDC, acting on behalf of itself and partners, including the Nigerian National Oil Company.

Lump Sum SURF Projects:

Bonga	Project offshore Nigeria, executed during 2001 to 2004 for Shell Nigeria.

Erha	Project offshore Nigeria, executed during 2002 to 2006 for EEPNL.

Greater Plutonio	Project to be executed during 2004 to 2007 for BP Angola. This project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development of Block 18 offshore Angola.

Moho Bilondo	Project offshore Congo, to be executed during 2005 to 2008 for Total / Elf Petroleum Congo Ltd.

Kizomba C Mondo/Kizomba C Saxi Batuque	Project offshore Angola, to be executed during 2006 to 2008 for ExxonMobil.

Tombua Landana	Project offshore Angola, to be executed during 2006 to 2009 for Chevron Texaco.

Sonamet/Sonacergy Projects	Portfolio of shallow water and deepwater fabrication projects performed on the fabrication facility in Lobito, Angola on behalf of the Group and other external clients.

Acergy Northern Europe and Canada

For the fiscal year ended November 30 (in millions)	2006 $	%		2005 $	%		2004 $	%
Net operating revenue from continuing operations	827.2	38.9	(a)	579.0	39.0	(a)	341.7	31.1	(a)
Operating expenses from continuing operations	673.4	38.9	(b)	486.7	39.1	(b)	276.0	28.9	(b)
Income before income taxes from continuing operations	122.5			67.0			46.1

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and manages the Acergy/Subsea 7 joint venture operations. Its offices are based in Aberdeen, United Kingdom (“U.K.”); Stavanger, Norway; and Moscow, Russia.

In fiscal year 2006 we signed a new lease agreement with DOFCON ASA for an eight year charter of the Skandi Acergy commencing in the second quarter of fiscal year 2008 to work on SURF projects. Also in fiscal year 2006, we decided to move our Aberdeen offices in fiscal year 2008 to a new site. We will be leasing our new offices and expect to spend approximately $7.6 million on fixtures and fittings.

In fiscal year 2005 we entered into an agreement with Eidesvik Shipping AS to charter a new build ship Acergy Viking for the IMR and Survey market. It is expected to join our fleet mid-2007 and commence working on Survey projects. Survey activities include support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized Survey vessels and Survey ROVs as further described in Note 20 to the Consolidated Financial Statements.

Net Operating Revenue from continuing operations

This segment’s net operating revenue in fiscal year 2006 of $827.2 million accounted for 38.9% of our total net operating revenue from continuing operations and increased by $248.2 million compared to fiscal year 2005 due to SURF activities which reported $524.3 million in fiscal year 2006, an increase of $199.9 million as compared to $324.4 million in fiscal year 2005, generated from numerous projects such as Britannia Satellites, CNR Frame Agreement, Dumbarton, Ormen Lange, Volve and Terra Nova. Project Terra Nova is the first project we have executed off the coast of Canada. Additionally an improvement in net operating revenue was also contributed to by the successful completion of the Trunkline project Langeled. The project was completed ahead of schedule to the entire satisfaction of our client, laying a total 980 kilometers of trunklines, using our vessel Acergy Piper. In fiscal year 2006 IMR activities for Norsk Hydro and BP, contributed $44.0 million of net operating revenue and Survey activities executed for Statoil and BP, reported $45.8 million of net operating revenue.

Acergy Northern Europe and Canada’s net operating revenue increased by $237.3 million to $579.0 million in fiscal year 2005 compared to $341.7 million in 2004. In fiscal year 2005 the commencement of the large Langeled Trunkline project was the major driver of increased revenue. SURF activities contributed $324.4 million in fiscal year 2005, compared to $219.0 million in fiscal year 2004. This improvement in revenue from SURF projects reflected the contributions made by several projects, including Forvie North, Norne Satellites, Britannia Satellites and Tors Development. In fiscal year 2005 IMR activities for Norsk Hydro and BP contributed $50.1 million of revenue, and Survey activities performed for Statoil accounted for $23.9 million of revenue.

Operating Expenses from continuing operations

Operating expenses in fiscal year 2006 of $673.4 million represented 38.9% of our total operating expenses from continuing operations and increased by $186.7 million compared to $486.7 million in fiscal year 2005 mainly attributable to the related increase in project activities and cost of overruns and delays incurred on the Tyrihans Development, Britannia Satellites and Dumbarton projects.

Acergy Northern Europe and Canada’s operating expenses in fiscal year 2005 increased by $210.7 million to $486.7 million compared to $276.0 million in fiscal year 2004, reflecting the high level of project activity resulting from the growth in demand for field development services. Some delays and cost overruns occurred in the early stages of the Langeled project and we recorded provisions in respect of cost increases on the Valdemar, Britannia Satellites and Forvie North projects.

Income before income taxes from continuing operations

This segment’s income before income taxes in fiscal year 2006 was $122.5 million, an increase of $55.5 million compared to $67.0 million in fiscal year 2005 driven by an increase in net operating revenue from the strong performance on projects such as Langeled and Norne Satellites and an increase in our share of the net income from non-consolidated joint ventures which was partially offset by poor performance on projects such as Tyrihans Development, Britannia Satellites and Dumbarton.

In fiscal year 2005, Acergy Northern Europe and Canada reported income before income taxes of $67.0 million as compared to $46.1 million in fiscal year 2004. The increase was mainly due to overall successful execution of the Valdemar and Forvie North projects together with settlement of variation orders on the Arthur project and insurance claims for which the costs were recorded in prior periods.

The following table sets forth the most significant projects in the Acergy Northern Europe and Canada segment:

Project Name	Description
Lump Sum SURF Projects:
Aasgard Q	Project offshore Norway executed during 2004 and 2005 for Statoil.

Tors Development	Project offshore United Kingdom executed during 2005 for ATP Oil and Gas Corporation.

Britannia Satellites	Project offshore United Kingdom, to be executed during 2005 to 2007 for ConocoPhillips (U.K.) Ltd (“ConocoPhillips”).

Clair	Project offshore United Kingdom, executed during 2004 for BP Exploration Operating Company Limited (“BP”).

Dumbarton	Project offshore United Kingdom, to be executed during 2006 to 2007 for Maersk Olie og Gas A/S (“Maersk”).

Endeavour	Project offshore United Kingdom, executed during 2003 and 2004 for BP.

Forvie North	Project offshore United Kingdom executed during 2005 and 2006 for Total.

Valdemar	Project offshore Denmark, executed during 2004 and 2005 for Maersk.

Arthur	Project offshore United Kingdom, executed during 2004 for Mobil North Sea Ltd.

Norne Satellites	Project offshore Norway, executed during 2005 for Statoil.

Ormen Lange MEG Pipelines	Project offshore Norway, executed during 2004 to 2006 for Norsk Hydro Produksjon A.S.

Volve	Project offshore Norway, to be executed during 2005 to 2007 for Statoil.

Terra Nova	Project offshore Canada, executed during 2006 for Petro Canada.

Project Name	Description
Lump Sum Trunkline Projects:
Eldfisk	Project offshore Norway, to be executed during 2006 to 2007 for ConocoPhillips.

Langeled	Project offshore Norway and United Kingdom, executed during 2004 to 2006 for Statoil. This project involved the laying of more than 980 km of large diameter trunkline from the Ormen Lange field in the Norwegian sector of the North Sea to the east coast of southern United Kingdom.

Tyrihans Development	Project offshore Norway to be executed in 2007 for Statoil mainly utilizing lay-barge Acergy Piper.

Day Rate IMR Projects:
Draugen	Project offshore Norway, executed during the period 1993 to 2004 for A/S Norske Shell.

SURF/IMR/Survey Project:
CNR Frame Agreement	Project offshore United Kingdom, executed during 2006 for CNR.

Acergy North America and Mexico—Continuing Operations

For the fiscal year ended November 30 (in millions)	2006 $	%		2005 $	%		2004 $	%
Net operating revenue from continuing operations	38.0	1.8	(a)	49.1	3.3	(a)	28.3	2.6	(a)
Operating expenses from continuing operations	31.7	1.8	(b)	48.5	3.9	(b)	34.5	3.6	(b)
Income (loss) before income taxes from continuing operations	2.8			(1.8)			(4.5)

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes activities in the United States, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, Texas in the United States of America.

In fiscal year 2005 we made a strategic decision to reorient Acergy North America and Mexico toward deepwater SURF work and sold our Conventional and shallow water IMR assets classified as discontinued operations to Cal Dive.

Net Operating Revenue from continuing operations

Net operating revenue was $38.0 million in fiscal year 2006, a decrease of $11.1 million as compared to fiscal year 2005 partly due to the reassignment of ships that had been used on projects in fiscal year 2005 to other projects in fiscal year 2006. The revenue generated primarily related to the project Matterhorn utilizing the Acergy Hawk.

Acergy North America and Mexico’s net operating revenue from continuing operations in fiscal year 2005 increased by $20.8 million to $49.1 million compared to $28.3 million in fiscal year 2004. The increase was due to two projects performed by the Acergy Eagle and the Acergy Falcon (J. Bellis Development, and a buoy installation for Advanced Product Loading Limited, both in the Gulf of Mexico offshore the U.S.) as part of their SURF work in the first quarter of fiscal year 2005.

Operating Expenses from continuing operations

Operating expenses for fiscal year 2006 were $31.7 million as compared to $48.5 million in fiscal year 2005. The decreased costs reflected the decreased net operating revenue generated by the segment and the good performance of the Acergy Hawk on the Matterhorn project.

Acergy North America and Mexico’s operating expenses in fiscal year 2005 were $48.5 million, a $14.0 million increase compared to $34.5 million in fiscal year 2004. This was due to increased SURF activity by the Acergy Eagle and the Acergy Falcon, as described above.

Income (loss) before income taxes from continuing operations

The segment’s income before income taxes was $2.8 million, compared to a loss before income taxes of $1.8 million in fiscal year 2005. In addition to the Matterhorn project, it includes a portion of net income earned from project PRA-1 where project management services were provided to Acergy South America.

Acergy North America and Mexico’s loss before income taxes was $1.8 million in fiscal year 2005, compared to losses before income taxes of $4.5 million in fiscal year 2004.

The table below sets forth the most significant projects in the Acergy North America and Mexico segment:

Project Name	Description
Lump Sum SURF Projects:

Energy Bridge	Project offshore the United States of America, executed during 2004 and 2005 for Advanced Product Loading Limited.

J. Bellis Development	Project offshore the United States of America, executed during 2005 for LLOG Exploration Offshore, Inc.

NCMA	Project offshore Trinidad and Tobago, executed during 2005 and 2006 for British Gas.

Matterhorn	Project offshore the United States of America, executed during 2006 for Total.

Acergy North America and Mexico—Discontinued Operations

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Net operating revenue from discontinued operations	66.6	222.6	142.3
Operating expenses from discontinued operations	79.6	205.8	174.2
Income (loss) before income taxes from discontinued operations	16.9	33.1	(39.8)

For this discussion, discontinued operations relates to work performed by the Conventional and shallow water IMR assets sold to Cal Dive in fiscal year 2005 and fiscal year 2006 or by assets subsequently contracted to finalize certain Conventional projects in Trinidad and Tobago that were in progress at the date of the disposal.

On January 9, 2006, we completed the sale of the derrick lay-barge DLB 801 following the completion of the barge’s projects in Trinidad and Tobago and on March 15, 2006 we completed the sale of the last remaining asset, the reel pipelay ship Seaway Kestrel, to Cal Dive for total cash proceeds of $80.4 million and a gain on disposal of $35.1 million. On October 31, 2005 we sold seven ships and the shore support bases and equipment to Cal Dive for a total of $42.5 million in cash, resulting in a gain of $27.1 million.

Net Operating Revenue from discontinued operations

The segment’s net operating revenue from discontinued operations in fiscal year 2006 decreased by $156.0 million to $66.6 million compared to $222.6 million in fiscal year 2005 due to discontinued operations winding down towards a close. The revenue generated came from the two remaining projects Dolphin Deep and NGC-Bud and reflected the delays experienced in completion of these Conventional projects.

Acergy North America and Mexico’s net operating revenue in fiscal year 2005 increased by $80.3 million to $222.6 million compared to $142.3 million in fiscal year 2004. The increase was due principally to the major Conventional projects executed in Trinidad and Tobago by the derrick lay-barge DLB 801 and the reel pipelay ship Seaway Kestrel. Strong growth in IMR activities in the second half of fiscal year 2005 was also recorded as a result of repair work for clients following hurricanes Rita and Katrina.

Operating Expenses from discontinued operations

The segment’s operating expenses from discontinued operations for fiscal year 2006 was $79.6 million, a decrease of $126.2 million as compared to $205.8 million in fiscal year 2005. The decrease in costs was mainly driven by the reduced activity as reflected by the significant decrease in net operating revenue from discontinued operations. Additionally, we incurred extra costs due to difficulties encountered on a third party vessel while completing the work on projects Dolphin Deep and NGC-Bud.

Acergy North America and Mexico’s operating expenses from discontinued operations in fiscal year 2005 were $205.8 million, a $31.6 million increase compared to $174.2 million in fiscal year 2004. This was partly due to the DLB 801 and the Seaway Kestrel continuing their work on the Conventional projects begun in fiscal year 2004 in Trinidad and Tobago as well as an increase in IMR activities due to repair work as a result of damage to offshore installations by hurricanes Rita and Katrina. The increase in operating expenses was also due to cost overruns and liquidated damages on Conventional projects caused by technical problems with the DLB 801 originating in fiscal year 2004 and delays in scheduled commitments caused by poor weather conditions.

Income (loss) before income taxes from discontinued operations

The segment’s income before income taxes from discontinued operations of $16.9 million in fiscal year 2006 was a decrease of $16.2 million as compared to $33.1 million in fiscal year 2005. The decrease was primarily attributable to the decreased activity and to the difficulties encountered on completion of the Dolphin Deep and NGC-Bud projects as discussed above, only partially offset by the gain of $35.1 million on the sale of the two vessels to Cal Dive being higher than the gain of $27.1 million in fiscal year 2005 discussed above.

Acergy North America and Mexico’s income before income taxes was $33.1 million in fiscal year 2005, compared to a loss before income taxes of $39.8 million in fiscal year 2004. The improvement was partly due to the gain of $27.1 million from the disposal of the segment’s shallow water operations to Cal Dive, together with the good margins generated by repair work in the wake of hurricanes Rita and Katrina in the third and fourth quarters of fiscal year 2005.

The following table sets forth the most significant projects in discontinued operations in the Acergy North America and Mexico segment:

Project Name	Description
Lump Sum Conventional Projects:
Angostura	Project offshore Trinidad and Tobago, executed during 2003 to 2005 for BHP Billiton.

Dolphin Deep	Project offshore Trinidad and Tobago, executed during 2004 to 2006 for BG International Limited.

NGC-Bud	Project offshore Trinidad and Tobago, to be executed during 2004 to 2007 for National Gas Company.

Acergy South America

For the fiscal year ended November 30 (in millions)	2006 $	%		2005 $	%		2004 $	%
Net operating revenue from continuing operations	82.6	3.9	(a)	50.2	3.4	(a)	55.0	5.0	(a)
Operating expenses from continuing operations	68.7	4.0	(b)	44.0	3.5	(b)	39.2	4.1	(b)
Income (loss) before income taxes from continuing operations	4.5			(1.9)			11.3

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

The vessel Pertinacia has been refitted and is being transformed from a cable-laying vessel into a flexible pipe-laying vessel. On completion of the conversion work it is expected to be available early 2007 to accommodate the long-term charter signed with Petrobras.

Net Operating Revenue from continuing operations

This segment’s net operating revenue for fiscal year 2006 of $82.6 million represented 3.9% of our total net operating revenue from continuing operations and was an increase of $32.4 million as compared to $50.2 million in fiscal year 2005 attributable partly to an increase in execution of IMR related activity and partly to an increase in SURF activity. The increase in SURF activity included the commencement of the engineering and procurement phase on the first lump sum SURF turnkey project in Brazil called PRA-1.

Acergy South America’s net operating revenue decreased in fiscal year 2005 by $4.8 million to $50.2 million compared to $55.0 million in fiscal year 2004. This decrease was mainly related to the scheduled dry-docking of both the flowline ship Acergy Condor and the construction support ship Acergy Harrier for inspection of the underwater parts of the ships.

Operating Expenses from continuing operations

This segment’s operating expenses for fiscal year 2006 of $68.7 million accounted for 4.0% of our total operating expenses from continuing operations and were $24.7 million higher as compared to $44.0 million in fiscal year 2005. The increase was partly due to the increased costs to operate Acergy Condor and Acergy Harrier and partly to the commencement of engineering and procurement phases on the new project PRA-1.

Acergy South America’s operating expenses in fiscal year 2005 were $44.0 million, an increase of $4.8 million as compared to $39.2 million in fiscal year 2004. This increase was mainly related to unscheduled repairs following a fire on the Acergy Condor and engine damage on the Acergy Harrier during the second half of fiscal year 2005 and the increase of local costs due to the Brazilian real’s appreciation against the U.S. dollar.

Income (loss) before income taxes from continuing operations

Income before income taxes for this segment was $4.5 million in fiscal year 2006, an increase of $6.4 million compared to a $1.9 million loss before income taxes in fiscal year 2005 due to an increase in IMR and SURF activity as discussed above.

The loss before income taxes for Acergy South America was $1.9 million in fiscal year 2005, a deterioration of $13.2 million from fiscal year 2004. This deterioration was due to the dry-dockings of the Acergy Condor and Acergy Harrier on long-term ship contracts, unexpected repair costs and an increase in local costs as discussed above.

The following table sets forth the most significant projects in the Acergy South America segment:

Project Name	Description
Lump Sum SURF Projects:
Frade	Project offshore Brazil, to be executed during 2006 to 2009 for Chevron.

PRA-1	Project offshore Brazil, to be executed during 2006 to 2008 for Petrobras.

Acergy Asia and Middle East

For the fiscal year ended November 30 (in millions)	2006 $	%		2005 $	%		2004 $	%
Net operating revenue from continuing operations	129.8	6.1	(a)	80.7	5.4	(a)	31.9	2.9	(a)
Operating expenses from continuing operations	112.9	6.5	(b)	71.2	5.7	(b)	25.3	2.6	(b)
Income before income taxes from continuing operations	1.1			2.3			2.5

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in Asia Pacific, India and Middle East (but excludes the Caspian Sea) and includes the new joint venture SapuraAcergy with Sapura Crest Petroleum Berhad. It has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia.

Investment

On June 9, 2006 we announced the charter of Toisa Proteus from the Toisa/Sealion Group of companies. The ship will provide offshore construction services in the Asia Pacific region for a period of three years and is expected to join the fleet on completion of its conversion program in the third quarter of fiscal year 2007. Also the Sapura 3000, a new build ship within the SapuraAcergy joint venture, is expected to be available in mid-2007 and is anticipated to be working on joint venture projects in late fiscal year 2007.

Net Operating Revenue from continuing operations

Net operating revenue of $129.8 million accounted for 6.1% of total net operating revenue from continuing operations in fiscal year 2006, and was an increase of $49.1 million compared to $80.7 million in fiscal year 2005. The increase was mainly driven from net operating revenues of SURF projects such as Casino, Sakhalin and Dai Hung and reflects our strategy to develop this segment around the SURF market.

Acergy Asia and Middle East’s net operating revenue increased dramatically in fiscal year 2005 by $48.8 million to $80.7 million due to two major SURF projects, Casino and Sakhalin. Together these accounted for $52.1 million of the segment’s net operating revenue, and they were the first SURF projects to be executed by the segment.

Operating Expenses from continuing operations

Operating expenses in fiscal year 2006 of $112.9 million were 6.5% of our total operating expenses from continuing operations, an increase of $41.7 million from fiscal year 2005 reflecting operational difficulties experienced on Dai Hung and Kerisi projects together with the increased labor costs due to our high levels of staffing as we develop this segment for future growth.

Operating expenses in fiscal year 2005 were $71.2 million accounting for 5.7% of our total operating expenses from continuing operations, an increase of $45.9 million compared to $25.3 million in fiscal year 2004. This increase was in line with the increase in project activity.

Income before income taxes from continuing operations

The segment’s income before income taxes for fiscal year 2006 was $1.1 million, a decrease of $1.2 million compared to $2.3 million in fiscal year 2005 attributable partly to the increase in expenses incurred on recruiting additional staff and partly to the project performance issues.

Acergy Asia and Middle East’s income before income taxes for fiscal year 2005 was $2.3 million, a marginal decrease compared to fiscal year 2004 and was attributable to the increased recruitment costs of additional staff to handle the segment’s expected future growth.

The following table sets forth the most significant projects in the Acergy Asia and Middle East segment:

Project Name	Description
Lump Sum SURF Projects:

Casino	Project offshore Australia, executed during 2005 and 2006 for Santos Ltd.

Sakhalin	Project offshore Russia, executed during 2004 to 2006 for Nippon Steel Corporation.

Dai Hung	Project offshore Vietnam, to be executed during 2005 to 2007 for Petrovietnam Exploration and Production Company.

Kerisi	Project offshore Indonesia, to be executed during 2006 to 2007 for ConocoPhillips.

Maari	Project offshore New Zealand, to be executed during 2006 to 2008 for Tanker Pacific.

Vincent Development	Project offshore Australia, to be executed during 2006 to 2008 for Woodside.

Acergy Corporate

For the fiscal year ended November 30 (in millions)	2006 $	%		2005 $	%		2004 $	%
Net operating revenue from continuing operations	1.1	0.1	(a)	10.2	0.8	(a)	106.7	9.7	(a)
Operating expenses from continuing operations	(9.5)	(0.5	)(b)	1.5	0.2	(b)	118.2	12.5	(b)
Income (loss) before income taxes from continuing operations	29.7			4.3			(28.3)

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities that serve more than one segment; assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs, and other mobile assets that are not allocated to any one segment; and Management and corporate services provided for the benefit of all our businesses. It also includes the joint ventures NKT Flexibles and Seaway Heavy Lifting (“SHL”). Acergy’s principal executive offices are located in Sunbury-on-Thames, United Kingdom.

Net Operating Revenue from continuing operations

Acergy Corporate’s net operating revenue in fiscal year 2006 decreased by $9.1 million to $1.1 million compared to $10.2 million in fiscal year 2005 primarily attributable to no active businesses being managed in this segment following the divestment of Paragon Engineering Services, Inc. in early 2005. Net operating revenue of $1.1 million was attributable to external Acergy Corporate services.

Acergy Corporate’s net operating revenue was significantly reduced in fiscal year 2005 to $10.2 million from $106.7 million in fiscal year 2004. This decrease reflected the disposal of the Paragon Companies and Serimer DASA in fiscal year 2004 and the early part of fiscal year 2005. There were no active businesses in Acergy Corporate from the second quarter of fiscal year 2005. Acergy Corporate also included the results of Paragon Engineering Services, Inc., up until the date of its disposal by us to AMEC plc effective January 19, 2005.

Operating Expenses from continuing operations

In fiscal year 2006 the segment’s operating expenses experienced an over-recovery of $9.5 million, as compared to a cost of $1.5 million in fiscal year 2005. This was principally generated from the high utilization rate of our vessels which has led to an over-recovery in that activity as the charge out rates to other segments are based on budgeted levels of utilization. This has no impact on our net consolidated results.

Since the sale of Paragon Engineering Services, Inc., in January 2005, the only remaining operating expenses incurred by Acergy Corporate have been asset-related and other project support costs, which were allocated to particular projects. Therefore in fiscal year 2005 the segment’s operating expenses were reduced to $1.5 million from $118.2 million in fiscal year 2004.

Income (loss) before income taxes from continuing operations

Acergy Corporate’s income before income taxes for fiscal year 2006 of $29.7 million was an increase of $25.4 million compared to fiscal year 2005 attributable partly to an improvement in net income contribution from the non-consolidated joint venture operations of NKT Flexibles and SHL and partly to the over-recovery described above. Additionally a substantial decrease was experienced in the expense charged in respect of the SMIP from $11.1 million in fiscal year 2005 to $3.0 million in fiscal year 2006 following the adoption of SFAS 123(R).

Acergy Corporate had reported income before income taxes for fiscal year 2005 of $4.3 million compared to a loss before income taxes from continuing operations of $28.3 million in fiscal year 2004. The improvement was due to the better profitability reported by our non-consolidated joint ventures, particularly SHL, as well as the reduction in losses by NKT Flexibles. Gains on the disposal of long-lived tangible assets and subsidiaries, including Paragon Engineering Services, Inc., totaled $3.8 million. The elimination of prior year losses on the Paragon Companies and Serimer DASA and the non-recurrence of certain one-off charges also contributed to the improvement. This was offset by a substantial increase in the expense charged in respect of the SMIP from $4.0 million in fiscal year 2004 to $11.1 million in fiscal year 2005, following the increase in the share price on which the charge was based at that time.

Consolidated Results—Continuing Operations

Net Operating Revenues

Net operating revenue increased to $2,124.2 million in fiscal year 2006 from $1,483.3 million in fiscal year 2005, mainly driven by Acergy Africa and Mediterranean and Acergy Northern Europe and Canada where the SURF activity grew significantly, and to a lesser extent by Acergy South America and Acergy Asia and Middle East. These improvements reflected strong market conditions for our SURF assets and generally successful project execution. The improvement was partially offset by Acergy North America and Mexico where revenues decreased due to lack of ship availability and Acergy Corporate where insignificant external revenues were generated on Corporate services.

Net operating revenue increased to $1,483.3 million in fiscal year 2005 from $1,099.6 million in fiscal year 2004, primarily due to the strong performance of Acergy Africa and Mediterranean and Acergy Northern Europe and Canada, where project execution and delivery were consistently better than historical levels. Additionally, net operating revenues benefited from the first full year of consolidation of Sonamet and Sonacergy. These increases were partially offset by the slight decrease in Acergy South America and the decrease in Acergy Corporate reflecting the disposal of the Paragon Companies and Serimer DASA.

Net operating revenue in fiscal year 2007 is expected to be approximately $2.3 billion. As at November 30, 2006 of our backlog of $2.6 billion, an estimated $1.7 billion is for execution in fiscal year 2007.

Operating Expenses

Operating expenses increased to $1,729.7 million in fiscal year 2006 from $1,244.8 million in fiscal year 2005 primarily attributable to the level of activity noted above together with some increase in manpower and procurement activity offset by a reduction in project activity in Acergy North America and Mexico. Additionally the increase reflects commodity price increases and cost overruns on certain projects.

Operating expenses increased to $1,244.8 million in fiscal year 2005 from $954.8 million in fiscal year 2004. The increase was driven mainly by increased project activity, especially in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. It also reflects increased investment in staffing in Acergy Asia and Middle East in furtherance of our strategic decision to increase SURF work in this segment.

Operating expenses in fiscal year 2007 are expected to be slightly higher than fiscal year 2006 reflecting the growth in revenues, continued efforts in recruitment and development of our workforce, together with the extension of our fleet.

Depreciation and Amortization

Depreciation and amortization in fiscal year 2006 amounted to $58.6 million compared to $56.9 million and $60.6 million in fiscal years 2005 and 2004, respectively. The increase in fiscal year 2006 was due to the depreciation of the Acergy Discovery purchased in fiscal year 2006 and investments recently made in Angola.

The main reason for the reduction in fiscal year 2005 was the disposal or classification as “Assets held for sale” of a number of our assets, principally the Seaway Kestrel, the trenching assets, and the portable marine assets scrapped in the fourth quarter of fiscal year 2004.

Share in Net Income of Non-consolidated Joint Ventures

Our share in net income of non-consolidated joint ventures from continuing operations in fiscal years 2006, 2005 and 2004 was as follows:

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Mar Profundo Girassol	0.5	5.2	(3.1)
Dalia FPSO	2.0	1.8	(1.7)
Acergy/Subsea 7	16.7	7.3	3.5
Kingfisher D.A.	—	3.9	0.6
EPIC	—	0.1	7.8
SapuraAcergy	(1.6)	—	—
SHL	15.5	8.5	5.9
NKT Flexibles I/S	8.2	0.1	(5.0)
Sonamet/Sonacergy	—	—	7.0 (a)

Total	41.3	26.9	15.0

(a)	Excludes Sonamet and Sonacergy data for the fiscal years ended November 30, 2006, 2005 and the last six months for fiscal year ended November 30, 2004. In accordance with FIN 46R, both Sonamet and Sonacergy have been accounted for as consolidated subsidiaries since May 31, 2004. Until that date they were accounted for using the equity method because our ability to control the operation of the investees was restricted by the significant participating interest held by another party.

Our share in net income of non-consolidated joint ventures in fiscal year 2006 increased to $41.3 million from $26.9 million in fiscal year 2005. The increase was partly due to an improvement in our joint venture income from Acergy/Subsea 7 where income increased by $9.4 million. This reflects the management by the joint venture of additional projects such as FTP By-Pass which, of the total of $16.7 million for fiscal year 2006, contributed $9.1 million. Income from joint ventures SHL and NKT Flexibles improved to $15.5 million and $8.2 million respectively due to the very good performance of SHL’s Stanislav Yudin barge and to the increased demand for flexible pipes as reflected by the NKT Flexibles plant running at full capacity. The Dalia FPSO joint venture managed successfully the construction and the commission of the Dalia FPSO. The loss in income from SapuraAcergy arises from the fixed costs of the joint venture before it commences working with the ship Sapura 3000. The decrease in contribution from Mar Profundo Girassol and the Kingfisher D.A. joint ventures was due to the cessation of activities of both joint ventures. The Kingfisher D.A. joint venture is expected to be liquidated in fiscal year 2007.

The increase in fiscal year 2005 to $26.9 million compared to $15.0 million in fiscal year 2004 was partly attributable to Mar Profundo Girassol, the joint venture where our share of income improved by $8.3 million following the joint venture’s completion of its scope of work building and installing the FPSO in the Girassol field. NKT Flexibles’ improvement of $5.1 million reflected the increase in demand for flexible products and improvement in plant utilization. The joint ventures SHL, Acergy/Subsea 7 and the Dalia FPSO continued to deliver improved results as these specialist businesses benefited partly from the global increase in demand for field development services provided by offshore contractors and partly from increased or improved activity in the existing contracts. The increase in income from the Kingfisher D.A. was due to the gain on disposal of the Kingfisher, the only ship operated by that joint venture. The EPIC joint venture ceased operations in the first half of fiscal year 2005.

In fiscal year 2007, total net income for our share from our non-consolidated joint ventures is expected to be slightly lower than fiscal year 2006. We expect income from SapuraAcergy and NKT Flexibles joint ventures to be higher offset by a lower net income from Acergy/Subsea 7 and SHL.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses from continuing operations in fiscal year 2006 were $149.4 million, compared to $119.9 million and $111.0 million in fiscal years 2005 and 2004, respectively. The increase in fiscal year 2006 over fiscal year 2005 was partly attributable to increase in recruitment costs to support business growth in Acergy Corporate and in the growing business segment of Acergy Asia and Middle East. Additionally there was an increase in bonuses of $10.5 million due to our improved profitability largely offset by a decrease in SMIP charges of $8.2 million following the adoption of SFAS No. 123(R).

The increase in fiscal year 2005 over fiscal year 2004 was mainly attributable to an additional $7.1 million incurred in respect of the SMIP and $6.1 million of additional compensation bonuses paid due to the increase in our profitability.

As a condition of the amended and restated $400 million revolving credit and guarantee facility agreement agreed in fiscal year 2004 and amended in fiscal year 2006, the banks required us to put in place the SMIP in order to secure the services of certain senior executives through to the first quarter of fiscal year 2007. The SMIP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2004, 2005 and 2006. We have accrued in 2006, 2005 and 2004 for the proportion of compensation expense relating to the service period completed to date, taking into account the probability of the performance conditions being met over the period of the plan. The total cost of the SMIP recorded in fiscal years 2006, 2005 and 2004 was $3.0 million, $11.1 million and $4.0 million, respectively.

Impairment of Long-lived Tangible Assets

In fiscal year 2006, we recorded aggregate impairment charges of $2.1 million. As discussed in Note 9 to the Consolidated Financial Statements, this consisted of under-utilized mobile equipment related to steel catenary risers and flexibles.

In fiscal year 2005, we recorded impairment charges totaling $7.1 million in respect of our long-lived tangible assets. The most significant charge related to our fabrication yard in Warri, Nigeria, which was identified as underutilized during the preparation of fiscal year 2006 operating budget in October 2005. An impairment charge of $5.4 million was recorded in the fourth quarter of fiscal year 2005 to reduce the net book value of this asset to $nil.

In fiscal year 2004, we recognized aggregate impairment charges from continuing operations of $9.4 million. The charge comprised of $4.2 million related to ships and other offshore equipment offered for sale and $5.2 million related to under-utilized mobile equipment.

Restructuring Credits (Charges)

We recorded no restructuring charges in fiscal years 2006 and 2005. The provision at the start of the fiscal year 2005 of $5.3 million principally related to future rental costs for the vacant office space in Acergy Africa and Mediterranean’s office in Nanterre. As discussed in Note 18 to the Consolidated Financial Statements, the Group released $1.9 million of this provision to the Consolidated Statements of Operations—“Restructuring credits (charges)”, as we had reached an agreement as at November 30, 2005 to terminate the remaining lease agreement and vacate the offices by December 31, 2005. The head office has been relocated from Nanterre to Suresnes, near Paris in France and the remaining provision at November 30, 2005 was used for the final payments made during the first quarter of fiscal year 2006.

We recorded restructuring charges of $2.7 million in fiscal year 2004, relating to restructuring initiatives identified in fiscal year 2003 relating to management’s plan for financial recovery.

Gain on Disposal of Long-lived Tangible Assets and Subsidiaries

Gain on sale of long-lived tangible assets

In fiscal year 2006, the gain of $2.9 million was a gain from the disposal of Acergy Africa and Mediterranean’s non-core shallow water assets in Nigeria.

In fiscal year 2005, the gain of $3.7 million comprised $2.3 million from the disposal of trenching and ploughing assets, $1.2 million from the disposal of the Handil base in Acergy Asia and Middle East and $0.2 million from disposal of other long-lived assets.

In fiscal year 2004, the gain of $4.7 million included $2.0 million from the disposal of the ROV business and $1.1 million from the disposal of ships (the Annette, the Seaway Rover, the Seaway Invincible, the Seaway Pioneer and the Seaway Explorer).

Gain on sale of subsidiaries

In fiscal year 2006, the gain of $1.0 million was a gain from the disposal of Stolt Comex Seaway Nigeria Ltd. In fiscal year 2005, the total gain of $3.8 million consisted of $2.1 million from the disposal of Paragon Engineering Services, Inc., and $1.7 million from the disposal of National Hyperbaric Centre Ltd. In fiscal year 2004 the total gain of $25.2 million consisted of a gain of $26.1 million from the disposal of Serimar Dasa, partially offset by a loss of $0.9 million from the disposal of Paragon Litwin and Paragon Italia S.r.L.

Other Operating Income (Loss), Net

In fiscal year 2006, other operating loss was $1.5 million compared to other operating income of $4.2 million in fiscal year 2005. The operating income in fiscal year 2005 was due to the reversal of a $5.7 million provision described below.

In fiscal year 2005, we recorded other operating income of $4.2 million compared to other operating income of $1.3 million in fiscal year 2004. The gain in fiscal year 2005 was primarily due to the reversal of a $5.7 million provision for doubtful accounts in respect of advances made to the NKT Flexibles joint venture. No significant individual transactions were included in other operating income in the fiscal year 2004.

Interest Expense

In fiscal year 2006, interest expense from continuing operations increased marginally to $4.2 million from $4.0 million in fiscal year 2005. The change in fiscal year 2006 resulted from interest expense due on the issuance of the Convertible Notes in October 2006 offset by a reduction in interest expense attributable to repayments of our debt under the $400 million amended and restated revolving credit and guarantee facility in the first half of fiscal year 2005. The charge in fiscal year 2006 also included the impact of amortizing credit facility set-up costs of the $400 million amended and restated revolving credit and guarantee facility together with the amortization of the issuance cost of the Convertible Notes.

In fiscal year 2005, interest expense from continuing operations decreased to $4.0 million from $19.3 million in fiscal year 2004. This reduction resulted from the repayments of our debt under the $350 million revolving credit and guarantee facility and the increased cash balances from the $135.0 million at the end of fiscal year 2004 to $316.0 million at the end of fiscal year 2005.

Interest Income

In fiscal year 2006, interest income from continuing operations increased to $18.8 million from $3.9 million in fiscal year 2005. This increase was attributable to the interest earned on the proceeds received from the issuance of the $500 million Convertible Note; significant funds paid in advance for major contracts, principally in Acergy Africa and Mediterranean; and from proceeds received on the sale of discontinued operations in Acergy North America and Mexico.

In fiscal year 2005, interest income from continuing operations of $3.9 million was marginally lower than the income of $4.0 million in fiscal year 2004. Interest income was generated as a result of significant funds held on deposit, typically in U.S. dollars, using overnight banking facilities. The decrease from fiscal year 2004 is attributable to the timing of receipt of significant funds paid in advance for major contracts, principally in Acergy Africa and Mediterranean.

We expect that surplus cash will continue to be held, although the level will decrease as the current large projects are completed, most notably Greater Plutonio and Moho Bilondo, and as we further repurchase our Common Shares.

Foreign Currency Exchange Gains (Losses), Net

During fiscal year 2006 we recorded a foreign exchange gain of $0.5 million compared to a $22.2 million loss in fiscal year 2005. The fiscal year 2006 gain included a gain of $5.7 million due to the changes in the market value of the outstanding forward exchange contracts and the realization of forward exchange contracts which were in place as at November 30, 2005. The fiscal year 2005 loss of $22.2 million included a loss of $19.8 million in respect of those forward contracts as discussed under “Critical Accounting Policies—Accounting for Derivatives” above.

During fiscal year 2004, we recorded a foreign exchange related gain of $6.2 million which resulted primarily from cash balances held in currencies other than the U.S. dollar.

We expect that the same risk of substantial foreign currency fluctuations will persist throughout fiscal year 2007.

Income Before Minority Interests and Taxes

Income before minority interests and taxes was $301.8 million as compared to $129.7 million in fiscal year 2005 and $58.8 million in fiscal year 2004, and was affected by all the factors identified above.

The table below, however, highlights a number of significant credits (charges), which had a material impact on income (loss) before minority interest and taxes.

Significant Credits (Charges) For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Revisions of estimates on major projects	74.2	60.3	43.8
Charge for impairment of Group-owned long-lived tangible assets	(2.1)	(7.1)	(9.4)
Restructuring credits (charges)	—	1.9	(2.7)
Financial restructuring—external advisers	—	—	(19.0)
Gain on sale of long-lived tangible assets	2.9	3.7	4.7
Gain on sale of subsidiaries	1.0	3.8	25.2
SFAS No. 133—Forward contracts mark-to-market	5.7	(19.8)	—
Senior Management Incentive Plan charge	(3.0)	(11.1)	(4.0)

Minority Interests

In fiscal year 2006, income attributable to minority interests resulted from the joint ventures which we consolidated in our financial statements. They are the Sonamet/Sonacergy and AMG joint ventures. In fiscal year 2006 income after taxes attributable to minority interests was $7.3 million compared to fiscal year 2005 of $10.4 million and $4.7 million in fiscal year 2004.

In addition we expect the Sonamet/Sonacergy joint venture to be maintained for the foreseeable future, while AMG has reached a conclusion of the Girassol project.

Income Tax (Provision) Benefit

We recorded a net tax charge of $73.6 million in fiscal year 2006 as compared to a net tax charge of $12.9 in fiscal year 2005 and to a net tax charge of $9.2 million in fiscal year 2004.

The tax charge in fiscal year 2006 comprised a charge to current tax of $69.5 million and a deferred tax charge of $4.1 million.

The tax charge in fiscal year 2005 comprised a charge to current tax of $10.1 million and a deferred tax charge of $2.8 million. The tax charge in fiscal year 2004 comprised a charge to current tax of $23.0 million and a deferred tax benefit of $13.8 million. The movements in the tax provision or benefit year on year are a product of the differing levels of profitability achieved in each of the many territories in which we conduct our business. The significant components of the taxation provision are referred to in the following paragraphs.

The overall effective tax rate for fiscal year 2006 was 24.4% (2005: 9.9%, 2004: 15.6%). If the impact of adjustments relating to prior years (2006 tax charge $3.3 million, 2005 tax credit $21.8 million and 2004 tax charge $15.8 million) is excluded, this gives an adjusted effective rate of 23.3% (2005: 26.8%, 2004: (11.2)%).

We have recognized net deferred tax assets totaling $17.5 million for the tax effects of temporary differences and net operating losses (“NOLs”) carried forward in France, Indonesia and United Kingdom amongst others.

While we have potential future tax deductions, tax credits and NOLs in several other countries, we have recorded a 100% valuation allowance against the corresponding deferred tax assets in those instances where it is not more likely than not that tax deductions will materialize. Across our subsidiaries, we have NOLs of $154.0 million, none of which will expire within five years.

U.S. tax regulations restrict the ability of a company to utilize carry forward NOLs in circumstances when there has been an ownership change. We consider that the transaction whereby SNSA sold its remaining stock in us in January 2005 will be regarded as an ownership change. We have a $130.9 million NOL in the U.S. and estimate $122.2 million of this will be subject to a restriction, leaving unrestricted NOLs of $8.7 million at the end of fiscal year 2006 to carry forward. But with a recent history of incurring losses, we have maintained a 100% valuation allowance in respect of our NOL in the U.S.

Our U.K. shipping subsidiaries continued to be taxed within the U.K. Tonnage Tax Regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels before being taxed at the U.K. statutory tax rate. Our tax charge reflects a net benefit of $7.1 million in fiscal year 2006 (2005: $3.4 million, 2004: $1.0 million) compared to the U.K. tax that would be payable had we not elected to join the Tonnage Tax Regime.

Under United Kingdom tonnage tax legislation, a portion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of vessels are sold without being replaced. This contingent liability reduces progressively to nil over the first seven years following entry into the tonnage tax regime. We have made no provision for the contingent liability relating to ships because it is not probable that we will sell ships under circumstances that cause a charge to income taxes to arise. The unrecorded contingent liability in respect of all ships as at November 30, 2006 was $16.4 million.

Consolidated Results—Discontinued Operations

We announced on April 12, 2005 an agreement to sell our IMR and Conventional assets that formed part of our Acergy North America and Mexico businesses to Cal Dive, for $122.9 million in cash. This disposal reflected our strategy to focus on our core expertise of deepwater SURF. The sale on October 31, 2005 included seven ships which worked in the IMR segment and the shore support bases and the equipment at the bases at the Port of Iberia and at Fourchon in Louisiana, which were sold for a total of $42.5 million in cash, resulting in a gain of $27.1 million. We sold the derrick lay-barge DLB 801 on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million and completed the sale of the reel pipelay ship Seaway Kestrel on March 15, 2006 for cash proceeds of $39.9 million resulting in a gain of $18.7 million, as described in Note 3 and Note 8 to the Consolidated Financial Statements.

Net Income (Loss) from Discontinued Operations

In fiscal year 2006, loss from discontinued operations was $18.2 million offset by a gain of $35.1 million resulting in net income before taxation of $16.9 million.

In fiscal year 2005, net income from discontinued operations was $33.1 million comprised of $6.0 million in income from discontinued operations and a gain on disposal of assets of $27.1 million.

In fiscal year 2004, net loss from discontinued operations was $39.8 million. The results of these discontinued operations have been discussed in “Acergy North America and Mexico—Discontinued Operations—Income (loss) before income taxes from discontinued operations” above.

Liquidity and Capital Resources

Cash Requirements, Contractual Obligations and Commercial Commitments

Our primary cash uses are to fund working capital, acquisitions of and upgrades to long-lived tangible assets, operating expenditures and dry-docking costs.

As at November 30, 2006, we had available borrowing facilities of $100.0 million, and together with cash balances of $717.5 million the net available liquidity was $817.5 million. This compared to net available liquidity as at November 30, 2005 of $456.8 million. The increase was mainly attributable to the proceeds from the sale of $500 million aggregate amount of Convertible Notes, cash generated by projects (including advance payments of $234.8 million), and the proceeds from the disposal of long-lived tangible assets.

Contractual Obligations

The following table sets forth our contractual obligations and other commercial commitments as at November 30, 2006:

	Payments due by period
Contractual Obligations(a) As at November 30 (in millions)	Total $	Less than 1 year $	1–3 years $	4–5 years $	After 5 Years $
Convertible Notes(b)	500.0	—	—	—	500.0
Future Interest Payments(c)	81.2	11.7	23.3	23.3	22.9
Operating Lease Obligations(d)	602.6	71.5	232.5	136.0	162.6
Purchase Obligations(e)	280.9	280.9	—	—	—
Other(f)	321.7	121.1	185.1	12.6	2.9

Total	1,786.4	485.2	440.9	171.9	688.4

(a)	Excludes future pension costs which are disclosed in Note 13 to the Consolidated Financial Statements, and the expected capital expenditure of $235 million in fiscal year 2007 as disclosed under “Cash flows (Used in) Provided by Investing Activities and Capital Expenditure” below.
(b)	On October 11, 2006 we completed the launch and pricing of an offering of $500 million in aggregate principal amount of Convertible Notes due in fiscal year 2013 with the receipt of net proceeds after deduction of related costs of $490.8 million. The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.
(c)	Our debt structure currently contains fixed rate interest debt, and therefore we have calculated the amount of the future interest payments based on the 2.25% interest rate on the aggregate principal amount of $500 million of Convertible Notes.
(d)	Includes the future commitments regarding: (1) Acergy Viking charter commencing in mid-fiscal year 2007 for eight years ($67.3 million) with options for a further twelve years; (2) the Toisa Proteus charter commencing mid-2007 for three years ($80.5 million) and; (3) Skandi Acergy charter commencing in 2008 for eight years ($159.8 million) with an option for further five years.
(e)	Includes $107.4 million of purchase obligations in respect of capital expenditures disclosed in Note 25 to the Consolidated Financial Statements.
(f)	Other includes our performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of performance obligations. For further information regarding bank guarantees, see “Off-Balance Sheet Arrangements” below and Note 27 to the Consolidated Financial Statements.

Cash Management Constraints

Our cash operations are managed and controlled by our treasury department, and cash surpluses and requirements are identified using consolidated cash flow forecasts. We do not always have the ability to freely transfer funds across international borders. For example, certain subsidiary companies in France which show a negative net asset position are unable to release funds to our treasury without approval from the Board of Directors of the relevant subsidiary. In addition, approval from the Central Bank of Brazil is required to obtain remittances from Brazil and access to the $31.5 million of cash held by Sonamet and Sonacergy may be limited because it would require agreement between the minority shareholder and us, as well as from the National Bank of Angola for Sonamet.

The main uncertainties with respect to our primary sources of funds are as follows: project related timings of cash inflows and outflows; timing of the costs relating to investment in and expansion of the fleet; the ability to agree with clients, in a timely fashion, the amounts due as claims and variation orders; and the availability of cash flows from joint ventures.

Future Compliance with Debt Covenants

As described in Note 15 to the Consolidated Financial Statements, our credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. Given the improved performance of the business and the more favorable financial covenants in the new credit facilities, we believe, based on our latest forecasts for fiscal year 2007, that we will be able to comply with all financial covenants during fiscal year 2007.

Sources of Cash

Our principal sources of funds for fiscal year 2006 have been cash from operations, proceeds of sales of long-lived tangible assets and subsidiaries and in the latter part of fiscal year 2006 proceeds from the issuance of Convertible Notes described below.

Our year-end net liquidity position of $717.5 million includes net receipts of $490.8 million raised via Convertible Notes and cash receipts in respect of advance billings which have been negotiated under a number of contracts. A corresponding liability, reflecting our obligations, is recorded as advance billings, to execute the corresponding work as the cash is required to complete the contracts. Therefore, our only readily available funds for ongoing operations are: (i) the available $100 million under the $400 million revolving credit facility; and (ii) our cash on hand and cash flows from operations going forward.

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for at least the next 12 months. We also have the ability to raise additional debt and to issue further share capital.

We expect to use our increase in cash flows mainly provided by financing activities to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to purchase up to a maximum of 10% of our issued share capital up to a maximum consideration of $300 million.

Summary Cash Flows For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Cash and cash equivalents at the beginning of the year	316.0	135.0	81.9
Net cash provided by operating activities	38.2	271.3	152.1
Net cash (used in) provided by investing activities	(117.3)	(11.5)	66.8
Net cash (used in) provided by financing activities	468.8	(71.3)	(172.5)
Effect of exchange rate changes on cash and cash equivalents	11.8	(7.5)	6.7

Cash and cash equivalents at the end of the year	717.5	316.0	135.0

Cash Flows Provided by Operating Activities

Cash flow from operations is derived principally from the collection of receivables due from clients under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project “milestones” or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenues, as clients are generally required to make advance payments at project commencement. It is our policy, when negotiating a contract, to arrange for cash to be received from the client in advance of the requirement to pay suppliers, thus ensuring a positive impact on liquidity.

Net cash provided by operating activities during fiscal year 2006 was $38.2 million compared to net cash provided by operating activities of $271.3 million during fiscal year 2005. This decrease was attributable mainly to more timely payments in fiscal year 2006 made to our suppliers. At the end of fiscal year 2006 we had received $234.8 million in advance payments from our clients compared to $268.8 million at the end of fiscal year 2005.

The fiscal year 2006 $38.2 million of net cash provided by operating activities comprised $246.0 million generated from operating activities, dividends of $14.8 million from our non-consolidated joint ventures offset by a $222.6 million increase in working capital. Average accounts receivable increased to 91 days as at November 30, 2006 from 81 days as at November 30, 2005. Average accounts payable days increased to 106 days as at November 30, 2006 from 105 days as at November 30, 2005.

In fiscal year 2005 we had received $268.8 million in advance payments from our clients, compared with $148.4 million for fiscal year 2004. This factor, together with the improved operating results in Acergy Northern Europe and Canada and Acergy Africa and Mediterranean, accounted for the strong cash flows provided by operating activities during fiscal year 2005 of $271.3 million compared to $152.1 million during fiscal year 2004. The fiscal year 2005 cash flows provided by operating activities, which generated $178.9 million, a reduction in working capital of $78.4 million and dividends of $14.0 million received from non-consolidated joint ventures. Average accounts receivable decreased from 89 days to 81 days as at November 30, 2005. Average accounts payable days increased to 105 days as at November 30, 2005 from 92 days as at November 30, 2004.

The other year-to-year fluctuations in cash flows from operating activities for fiscal years 2006 and 2005 are attributable to fluctuations in net operating income as discussed under “—Factors Affecting Our Business Segment Results—Our Business Segment Results” above.

Cash Flows (Used in) Provided by Investing Activities and Capital Expenditures

Net cash used in investing activities in fiscal year 2006 was $117.3 million compared to net cash used in investing activities of $11.5 million in fiscal year 2005 and net cash provided by investing activities of $66.8 million in fiscal year 2004.

In fiscal year 2006, this primarily comprised: net cash inflows from asset sales relating to the disposals of assets to Cal Dive and Hydrodive Nigeria Limited totalling $81.1 million; less the substantial purchase of tangible assets of $193.2 million attributable to the development of our asset base.

Within the normal course of our business, we undertake capital expenditures in terms of both maintaining capability and growth.

The table below sets forth information with respect to our capital expenditures for tangible assets spent in each of the last three fiscal years split between growth and maintenance.

Category of Capital Expenditures For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Growth(a)	75.1	38.8	4.3
Maintenance(b)	118.1	42.5	29.9

Total capital expenditures(c)	193.2	81.3	34.2

(a)	Growth capital expenditure represents capital investments which add revenue generating capability, typically by either adding capacity (e.g. new ship or piece of equipment) or by upgrading or enhancing an existing asset.
(b)	Maintenance capital expenditure represents capital investments which maintain our existing capacity and can take the form of equipment, facilities or safety/environmental investments.
(c)	Total capital expenditures in fiscal year 2005 and 2004 remain as per previous Annual Reports, however the amounts have been analyzed in terms of Growth and Maintenance.

Capital expenditures for continuing operations represented $193.2 million for fiscal year 2006 (2005: $77.3 million; 2004: $28.4 million). Capital expenditure relating to discontinued operations included in the above table was $nil for fiscal year 2006 (2005: $4.0 million; 2004: $5.8 million).

The above investments were made within the context of our ongoing fleet rejuvenation program (“Growth”) in addition to maintaining our existing asset base to a high standard (“Maintenance”).

The four largest capital expenditure projects including accruals for expenditures not yet spent during fiscal year 2006 are set out in the table below:

Asset (in millions)	Description of Capital Expenditure Project	$
Pertinacia	Ship conversion	53.9
Polar Queen	Ship conversion	47.8
Acergy Polaris	New J-Lay tower(a)	40.4
Acergy Discovery	Purchase of a formerly leased ship	28.0

Total		170.1

(a)	To ensure consistency in reporting, the new J-Lay tower (deepwater pipelay) system which was installed on board our deepwater pipelay and construction barge Acergy Polaris is classed as maintenance capital expenditure as it replaces an existing system. This is despite an evolving specification which has resulted in a significantly more capable J-Lay system than the one replaced.

Capital expenditure of $252.9 million in fiscal year 2006, of which $193.2 million was spent and $59.7 million was due to the movement in related accruals, was marginally above the revised expectations of $250.0 million disclosed during fiscal year 2006. In fiscal year 2007 we expect capital expenditure of approximately $235 million of which approximately $145 million is allocated for growth and approximately $90 million for maintenance.

Capital expenditures in fiscal year 2005 of $81.3 million were below expectations of $100 million primarily due to delays in completing the new J-Lay tower for the Seaway Polaris, and slower than anticipated completion of Sonamet’s investment program.

Capital expenditures in fiscal year 2004 was $66.8 million. The amount mainly comprised net cash inflows from asset sales relating to the disposal of Serimer DASA, the ROV business, ships, the Lobito yard assets and other minor items totalling $75.0 million; cash of $32.8 million acquired as a result of the consolidation of Sonamet and Sonacergy (formerly Sonastolt) and was partially offset by the purchase of tangible assets of £34.2 million and other investments and advances totalling $10.1 million.

Net cash used in investing activities in fiscal year 2005 was $11.5 million in fiscal year 2005 compared to net cash provided by investing activities of $66.8 million in fiscal year 2004. In fiscal year 2005, this primarily comprises: net cash inflows from asset sales relating to the disposals of Paragon Engineering Services, Inc., Acergy North America and Mexico IMR business and other minor items totaling $71.7 million; less the substantial purchase of tangible assets of $81.3 million attributable to a greater availability of funds.

Cash Flows (Used in) Provided by Financing Activities

In fiscal year 2006 net cash provided by financing activities was $468.8 million, compared to net cash flows used in financing activities of $71.3 million in fiscal year 2005. This improvement was primarily attributable to the $490.8 million of net proceeds from the issuance of the Convertible Notes in October 2006. We also repurchased shares to the value of $16.5 million, paid dividends of $16.3 million to minority shareholders and received $10.8 million for issue of our Common Shares upon exercise of stock options. Additionally, there were no repayments of bank credit facilities in fiscal year 2006 as compared to $60.0 million of such repayments in fiscal year 2005.

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

In fiscal year 2004, the Group restructured its capital base, using the net proceeds from its equity capital raising transactions and the new $350 million revolving credit and guarantee facility to refinance $385 million of existing bank debt. Additionally, the cash available from operations and the equity capital reduced the need to use cash from borrowings and other financing sources to fund operations. Sources of financing totaling $224.7 million in fiscal year 2004 were $155.0 million of net proceeds from the issuance of Common Shares, a $60.0 million drawdown under the new $350 million revolving credit and guarantee facility, and a $9.7 million loan from a minority joint venture partner. The funds were used to repay $390.8 million of outstanding long-term debt, a $2.5 million bank overdraft, and $3.9 million in dividends to a minority shareholder in an operating subsidiary.

Description of Indebtedness

The $400 million Amended and Restated Revolving Credit and Guarantee Facility

On August 10, 2006 we amended the $350 million multi-currency revolving credit and guarantee facility to increase the facility to $400 million with the existing consortium of banks and to extend the maturity until August 10, 2011. The sub-limit for cash drawings was reduced to $100 million from $175 million. The mortgages over the secured vessels were released, the provisions in the agreement relating to the security removed and the guarantee significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed, pricing was improved, and the facility was restated in a market standard form.

The facility is used for general corporate purposes including the financing of vessels, and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity on August 10, 2011. Any unused amount under the revolving loan part of the facility is available together with the remaining part of the facility for the issuance of guarantees as described in Note 15 to the Consolidated Financial Statements. As at November 30, 2006 there were no revolving loans drawn and $267.4 million was utilized for performance guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31 and November 30 of each year.

In addition to the financial covenants listed above the facility also contains negative pledges with respect to accounts receivable and cash and includes representations, affirmative covenants and negative covenants which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

The facility also covers events of default which include payment defaults (subject to a 3 day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, auditor’s qualification, repudiation and material litigation.

The $500 million 2.25 per cent Convertible Notes due 2013

On September 11, 2006 we announced the launch and pricing of an offering of $500 million in aggregate principal amount of Convertible Notes due in fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of related costs of $490.8 million.

The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The Convertible Notes are convertible into our Common Shares with the initial conversion price of $24.05 equivalent to 20,790,021 Common Shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. The conversion price will be adjusted in line with market practices for this type of instrument to provide “fair value” adjustments such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our Common Shares.

We also have an exercisable option which permits us to call the Convertible Notes after 4 years and 14 days from the date of issue if the price of our Common Shares exceeds 130% of the then prevailing conversion price over a specified period.

The Convertible Notes also include the following: they are unsecured but include a negative pledge in respect of other current and future property or assets to ensure that the Convertible Notes will rank equally with other debt issuances; a cross default provision subject to a minimum threshold of $10 million; and other events of default in connection with non-payment of the Convertible Notes; various undertakings in connection with the term of any further issuance of Common Shares, continuance of the listing of the Common Shares and the Convertible Notes on recognized stock exchanges; and customary provisions for the adjustment of the conversion price.

There were no conversions of these Convertible Notes as of November 30, 2006.

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

The purpose of the bank guarantees generally is to enable our clients to recover cash advances paid to us under the project contracts or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts. In fiscal years 2006, 2005 and 2004, $94.0 million, $164.3 million and $52.6 million, respectively, of bank guarantees were issued in support of our projects.

The $400 million amended and restated revolving credit and guarantee facility, referred to above, is available for guarantees to the extent it is not drawn as loans. As at November 30, 2006, the aggregate amount of guarantees issued under these facilities was $321.7 million, of which $267.4 million related to the $400 million revolving credit and guarantee facility (see Note 27 to the Consolidated Financial Statements). The bonds were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business.

In addition we have arrangements with a number of other financial institutions to issue bank guarantees on our behalf. As at November 30, 2006 we had an additional $30 million bank guarantee facility with Credit Industriel et Commercial Bank (“CIC”) with no fixed expiry date and two unsecured local bond lines for the sole use of PT Acergy Indonesia, a $5 million line with HSBC Indonesia and a line with Asuransi Takaful Umum renewed annually.

We have a several guarantee arrangement for the repayment of 50% of the drawings under a $150 million loan taken out by the SapuraAcergy joint venture to fund partially the construction of the vessel Sapura 3000. We have also issued a several performance guarantee with the construction consortium in respect of the construction costs of the vessel. These guarantees are expected to expire in July 2007 on completion of construction of the Sapura 3000.

Investments in and Advances to Non-consolidated Joint Ventures

As at November 30 (in millions)	Geographical Location	Acergy Group Business Segment	Ownership %	2006 $	2005 $
MPG(a)	West Africa	Africa & Mediterranean	50	0.8	2.2
Dalia FPSO	West Africa	Africa & Mediterranean	17.5	2.7	0.3
Acergy/Subsea 7	Norway	Northern Europe & Canada	50	6.3	2.1
Kingfisher D.A.(b)	Norway	Northern Europe & Canada	50	0.1	0.1
SapuraAcergy	Malaysia	Asia and Middle East	50	9.9	—
SHL	Cyprus	Corporate	50	27.5	12.1
NKT Flexibles I/S	Denmark	Corporate	49	20.9	11.0

Total				68.2	27.8

(a)	This is a project specific joint venture company for a project finished and the company will be dissolved in due course.
(b)	This company owned the Seaway Kingfisher which has been sold and the company will be dissolved in due course.

Investments in and advances to our non-consolidated joint ventures were $68.2 million in fiscal year 2006, an increase of $40.4 million from $27.8 million in fiscal year 2005. The increase was attributable principally to our joint venture operations of Dalia FPSO, Acergy/Subsea 7, SapuraAcergy, SHL and NKT Flexibles. The MPG joint venture was disbanded in fiscal year 2005 and in 2006 $0.8 million was received from settlement of claims related mainly to equipment failure.

Description of our Joint Ventures.

The Dalia FPSO facility is a joint venture with Technip S.A. and Saipem S.A. to perform work on the Dalia field development in Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, onshore commissioning and offshore hook-up of the FPSO.

Under the Acergy/Subsea 7 joint venture we have included the result of FTP Bypass project joint venture executed in the North Sea.

We established the SapuraAcergy joint venture with SapuraCrest Petroleum, to take over the build and operation of the Sapura 3000, a new heavy lift and pipelay vessel designed to be the most advanced deepwater construction ship in the growing Asia Pacific region. The vessel is presently under construction and is planned to be in service in 2007, and will commence the offshore phase of project Kikeh in the latter part of fiscal year 2007. As part of our agreement with SapuraCrest Petroleum, we have issued a several guarantee in respect of a $150 million loan taken out by the joint venture to partially fund the construction of the Sapura 3000.

We offer heavy lift floating crane services through SHL. SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil Kaliningradmorneft plc, our joint venture partner in SHL. The barge operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for us. A lower level of activity is expected to that experienced in fiscal year 2006 as the barge is making a transit to the Middle East for a scheduled dry-dock to be performed at the end of 2006 and early 2007.

We manufacture flexible flowlines and dynamic flexible risers through NKT Flexibles. Until fiscal year 2005, the joint venture had reported operating losses for several years. In order to ensure the operational solvency of the joint venture, we made short-term cash advances during fiscal year 2005 of $2.0 million in addition to advances in fiscal year 2004 of $5.7 million. A provision for doubtful recovery of $5.7 million was recorded in fiscal year 2004 in accordance with SFAS No. 114 “Accounting by Creditors for Impairment of a Loan” and was released as at November 30, 2005, as prospects for this joint venture had improved. In fiscal year 2006, the joint venture experienced an improvement due to the market increase in demand for flexible flowlines and flexible risers.

The rest of our joint ventures have been formed either with a national oil company, or on a project-specific basis to enhance the range of services provided to the client.

Where joint ventures are project-specific, we will typically be obliged to contribute our proportionate share of funding requirements. In addition we may be liable for the failure of our joint venture partners to fulfil their obligations. We will in the normal course of our joint venture operations also have an obligation to meet our proportionate share of funding needs in long-term joint ventures. However such joint venture investments would require unanimity among the joint venture partners.

Legal, Regulatory and Insurance Matters

Bateman

We received a claim from Bateman Oil & Gas BV (“Bateman”), the company which acquired Paragon Litwin S.A., our former engineering subsidiary, on June 9, 2004. Bateman is claiming an initial amount of $12.1 million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. Currently, a hearing is scheduled for January 2008. We believe that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. We have therefore recorded no provision for this claim.

Other Matters

In connection with a major West African contract, we received a letter dated December 12, 2003 from the client notifying us of a potential claim for an unspecified amount of liquidated damages. We believe that a settlement agreement with the client has released us from any liability for liquidated damages, and no further action has been initiated in this regard by the client. The client subsequently issued a notice to the consortium, of which we are a member, rescinding the contract effective January 31, 2005. The notice claimed that the lack of performance in the 13-month period beginning December 31, 2003 was a fundamental breach that amounted to repudiation of the contract. We completed our share of the offshore scope in December 2004, and received an interim completion certificate. We have received all payments due to us and all sureties we had provided returned back to us. As no further issues have arisen we consider this contract to be closed.

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

Subsequent Events

On February 9, 2007 our Board resolved to recommend a dividend of 20 cents per Common Share, subject to shareholder approval at the annual general meeting. In addition we have made additional purchases of issued share capital under our share buyback program, as described in “—Changes in Share Capital” below.

Research and Development and Intellectual Property

To support our engineering and operational activities, we hold a number of patents, trademarks, software and other intellectual property. We have 82 patents in force in 20 countries, and we currently have a portfolio of 89 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. We do not consider that any one patent or technology represents a significant percentage of our net operating revenue.

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Our research and development activities are in general carried out internally using both dedicated research personnel and as part of specific offshore construction projects. External research and development, where appropriate, is performed either through strategic technological alliances or via joint industry collaborative projects. Our expenditure on group-sponsored research and development, excluding programs undertaken as part of specific offshore construction projects, was $3.1 million in fiscal year 2006 compared to $1.7 million and $0.7 million in fiscal years 2005 and 2004, respectively. The $1.4 million increase in fiscal year 2006 was due to increased research and development on pipeline and riser related issues, including a number of small joint industry projects.

Inflation

Our business transactions in high-inflation countries are substantially denominated in stable currencies, such as the U.S. dollar, and inflation therefore does not materially affect the consolidated financial results.

Foreign Exchange Risk Management

Our reporting currency is the U.S. dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies are the Euro and U.S. dollar. In Acergy Northern Europe and Canada, the functional currencies are the Norwegian krone, the British pound sterling and U.S. dollar. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments net of tax arising on the above currency exposures were gains (losses) of $13.0 million, $(6.1) million and $8.5 million for fiscal years 2006, 2005 and 2004, respectively. These are recorded in OCI in the Consolidated Statement of Shareholders’ Equity.

We are also exposed to fluctuations in several other currencies resulting from operating exposures and one-off liabilities. Our currency rate exposure policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures. Per our “Critical Accounting Policies—Accounting for Derivatives” we have designated certain hedges as accounting hedges in accordance with SFAS No. 133 and have accounted for the effect of mark-to-market valuations through OCI in the accompanying Consolidated Statements of Shareholders’ Equity when it is appropriate to do so. Where hedges cannot be designated as accounting hedges in accordance with SFAS No. 133, the effect of the mark-to-market valuations are accounted for through our Consolidated Statements of Operations. We do not engage in currency speculation.

Interest Rate Risk Management

Our exposure to third party interest rate fluctuations result primarily from floating-rate credit facilities tied to the LIBOR.

We use a value-at-risk (“VAR”) model to estimate the maximum potential counter party loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

The 95% confidence level signifies our degree of confidence that actual losses would not exceed the estimated losses shown in the table below. The amounts shown here disregard the possibility that interest rates and foreign currency rates could move favorably. The VAR model assumes that all movements in these rates would be adverse. Actual experience has shown that gains and losses tend to offset each other over time, and it is unlikely that we could experience losses such as these over an extended period of time in the event of a counter party default. These amounts should not be considered to be projections of future losses, since actual results may differ significantly depending upon activity in the global financial markets.

The fair value losses shown in the table below have no impact on our results or financial condition.

VAR as at November 30 (in millions)	2006	2005
	$	$
Foreign exchange rates	0.1	1.7

VAR in fiscal year 2006 decreased to $0.1 million from $1.7 million in fiscal year 2005. This was partly due to the significant decrease in the financial instruments held by us and partly due to a decrease in the historic volatility of the currency paid in fiscal year 2006.

A discussion of our accounting policies for financial instruments is included above in “—Critical Accounting Policies—Accounting for Derivatives” above and in Note 2 to the Consolidated Financial Statements. Disclosure relating to financial instruments is included in Note 26 to the Consolidated Financial Statements.

Based on the Group’s overall interest rate exposures as at January 31, 2007, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

Impact of Recently Issued but not yet Adopted Accounting Standards

Uncertain Tax Positions

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, (“FIN 48”) “Accounting for Uncertainty in Income Taxes” to clarify the accounting for uncertain tax positions stated in FASB Statement No. 109 “Accounting for Income Taxes”. The guidance provides a two step process for the evaluation of a tax position under FIN 48. The first requirement is to recognize a tax position reported or expected to be reported in a tax return only if the position is more likely than not to be able to sustain an examination based on technical merits presuming that the position will be examined by the relevant taxing authority who will have full knowledge of all relevant information. The second is to measure the tax position which meets the recognition criteria above at the highest value of the benefit which is more likely than not to be recognized upon ultimate settlement.

FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. As FIN 48 is effective for fiscal years beginning after December 15, 2006 it is effective for us in the fiscal year beginning December 1, 2007. We are currently assessing the effects of FIN 48 and have not yet determined the impact on adoption of this interpretation on our financial statements.

Post-Retirement Benefit Plans

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. This statement requires an entity to recognize the over-funded or under-funded status of its post-retirement benefit plan(s) as an asset or a liability in its financial statements. The transition date for recognition of an asset or liability related to the funded status of an entity’s plan(s) and the disclosure provisions are effective for fiscal years ending December 15, 2006 and are effective for us in the fiscal year ending November 30, 2007. If we had adopted the recognition provisions of SFAS No.158 as at November 30, 2006 we would have been required to recognize an additional pre-tax liability for our under-funded status of $11.7 million. A resulting adjustment to the closing balance of Accumulated OCI net of deferred tax, would also have been recorded for those amounts not included in net periodic benefit cost.

International Financial Reporting Standards

Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted us an exemption from the requirement to adopt International Financial Reporting Standards (“IFRS”) until the accounting period beginning on or after January 1, 2007. We will be adopting IFRS on December 1, 2007 in preparation for our Consolidated Financial Statements for fiscal year ending November 30, 2008 and have commenced preparation of comparative Consolidated Financial Statements on December 1, 2006 for fiscal year ending November 30, 2007. Accounting principles generally accepted in the United States will continue to be the primary reporting framework for us up to and including the year ended November 30, 2007.

Changes in Share Capital

During fiscal year 2006 a total of 1.7 million share options were exercised, raising gross proceeds of $10.8 million. A total of 0.9 million shares were repurchased during fiscal year 2006 for total consideration of $16.5 million. During fiscal year 2005 a total of 1.4 million share options were exercised, raising gross proceeds of $5.5 million. There were no share repurchases in fiscal year 2005.

On September 11, 2006 we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the Annual General Meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. As at November 30, 2006 we had repurchased 914,800 shares for a total consideration of $16.5 million. Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the Convertible Notes or any employee share option schemes.

The table below sets out the purchases made as of March 31, 2007:

Date	No. of Common Shares repurchased	Average price paid per Share in NOK
October 18, 2006	42,000	114.73
October 19, 2006	70,900	115.00
October 23, 2006	25,900	116.25
October 24, 2006	30,000	116.33
October 27, 2006	73,800	119.93
October 30, 2006	242,900	118.53
October 31, 2006	380,000	118.79
November 3, 2006	49,300	119.75
December 4, 2006	92,900	116.45
December 21, 2006	5,600	116.75
December 22, 2006	80,300	116.24
January 4, 2007	500,000	114.82
January 5, 2007	500,000	110.45
January 8, 2007	233,900	113.87
January 9, 2007	475,000	114.79
January 10, 2007	401,900	111.33
January 11, 2007	435,700	111.15
January 12, 2007	459,100	111.10
January 17, 2007	572,900	111.00
January 19, 2007	98,700	112.51
January 26, 2007	20,900	118.76
January 30, 2007	58,000	119.50
February 21, 2007	27,600	115.25
February 27, 2007	182,800	115.24
February 28, 2007	499,925	114.73
March 1, 2007	400,500	113.43
March 2, 2007	484,300	115.37
March 5, 2007	438,300	112.65
March 6, 2007	106,100	114.84
March 7, 2007	230,100	114.72
March 9, 2007	358,600	115.58
March 12, 2007	195,800	115.05
March 13, 2007	343,200	114.71
March 14, 2007	585,200	113.28
March 15, 2007	169,200	114.64
March 16, 2007	142,100	114.74

Total repurchased	9,013,425	113.97

Related Party Transactions

Throughout fiscal year 2006, SNSA was no longer a related party as it sold its remaining shareholding in us in fiscal year 2005 on January 13, 2005.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal years 2006, 2005 and 2004, SNSA supplied, through a subsidiary, risk management services. The fee for these services is subject to negotiation and agreement between us and SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services and for fiscal year 2004, the services also comprised financial, public relations and other services. The fees for these management services were $0.3 million and $2.6 million for the period to January 13, 2005 and for fiscal year 2004, respectively. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

Other (Receipts) Charges

In addition to the above corporate services, SNSA provided various other services to us, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of cost of insurance premiums of $2.4 million and a charge of total service fees of $0.5 million mainly related to management services during fiscal year 2005. The fees paid by us during fiscal year 2004 were offset by the receipt of final settlement of certain insurance premiums paid previously, and resulted in a receipt by us of $0.7 million. These fees were included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations.

Captive Insurance Company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company (“Marlowe”) through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA’s phased sale of its holdings of our stock, during 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As at November 30, 2006 we have not yet settled our accounts with Marlowe nor transferred our minority shareholding in Marlowe. However, the mechanism for resolving this matter has been agreed with SNSA and the settlement is expected in due course upon close out of relevant insurance years. There is no material exposure to loss as a result of this delay in settlement.

Service Mark Agreement

We and SNSA were parties to an agreement under which we were granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in us, we were obliged to change our name and logo at SNSA’s request. It was agreed with SNSA that the name and logo could be used until August 31, 2006. We changed our name from “Stolt Offshore S.A.” to “Acergy S.A.”, effective on April 10, 2006.

Other Matters

We routinely engage in transactions with a range of other related parties whose relationship with us arises through the joint ventures discussed above in “Off-Balance Sheet Arrangements—Investments in and Advances to Non-consolidated Joint Ventures.”

Item 6.	Directors, Senior Management and Employees.

Board of Directors

As of the date of this Report, our board of directors comprises the persons listed below. All board members were elected at the annual general meeting of shareholders on May 15, 2006, except as otherwise noted.

Name	Year of Birth	Position
Mark Woolveridge	1935	Chairman of the Board
James B. Hurlock	1933	Deputy Chairman of the Board
George Doremus	1946	Director
Tom Ehret	1952	Director and Chief Executive Officer
J. Frithjof Skouverøe	1944	Director
Trond Ø. Westlie	1961	Director
Sir Peter Mason*	1946	Director

*	Sir Peter Mason was elected to our board of directors on October 19, 2006 during an extraordinary general meeting of shareholders.

Under the terms of our Articles of Incorporation, our directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. The terms of all of our directors will expire on the date of our next annual general meeting of shareholders, scheduled for May 25, 2007. Under our Articles of Incorporation, the board of directors must consist of not fewer than three directors. Candidates for election as director can only be nominated by either an individual sitting director, or by the sitting board of directors. Elections are by shareholder vote.

Mark Woolveridge has been a director since 1993 and served as Deputy Chairman of our board of directors from February 18, 2002 until he was appointed Chairman of our board of directors on February 2, 2005. He held a number of positions with British Petroleum since 1968 and most recently served as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He had previously held the post of General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr. Woolveridge is a British citizen and lives in Buckinghamshire, England.

James B. Hurlock has been a director since 2002 and was appointed Deputy Chairman of our board of directors on February 2, 2005. In addition, Mr. Hurlock is currently the chairman of our governance and nomination committee and a member of the audit committee. Mr. Hurlock served as interim Chief Executive Officer of SNTG from July 29, 2003 until June 13, 2004. He is a retired partner from the law firm of White & Case LLP and served as chairman of its management committee from 1980 to 2000. He participated in the formation and served on the board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He is currently a member of the board and audit committee of Orient Express Hotels Ltd. and a director of Stolt-Nielsen S.A. He holds a BA degree from Princeton University, an MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr. Hurlock is a U.S citizen and lives in Connecticut, United States.

George Doremus has been a director since June 2004 and is currently a member of our compensation committee and our governance and nomination committee. He currently serves as chief executive officer of Gulf Energy Technologies. He worked at Aker Kvaerner ASA from 2001 to 2003 serving as Executive Vice President, Oil and Gas Process International and President of Houston region operations. He worked at Parsons Corporation from 1991, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. He was a co-founder and was chief operating officer of The Business Resource Center, a mergers and acquisitions boutique. He is a graduate of New Jersey Institute of Technology with Bachelor and Masters degrees in Mechanical Engineering and also is a graduate of New York University with a Masters degree in Business Administration. Mr. Doremus is a U.S. citizen and lives in Texas, United States.

Tom Ehret was appointed to our board of directors in November 2003 and has served as our Chief Executive Officer since March 2003. He has had experience working with Comex, our predecessor, holding design engineering and project management positions between 1975 to 1978 and Managing Director of Comex Houlder Diving between 1982 and 1989. In 1978, he joined the FMC Corporation, where he became a member of the executive committee of FMC Europe. In 1989 Mr. Ehret became Chief Executive Officer at Stena Offshore. Between 1989 and 2002 he held a number of key senior management positions within Coflexip Stena Offshore and Technip and was ultimately Vice Chairman of the Management Board of the Technip group and President of its offshore branch. During March 2006, Mr. Ehret became a director of Venture Plc, a U.K. based independent oil company. Mr. Ehret holds a Masters degree in Mechanical Engineering from Ecole des Arts et Métiers, Paris. Mr. Ehret is a French citizen and lives in London, England.

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

Sir Peter Mason KBE has been a director since October 19, 2006 and is currently a member of our governance and nomination committee. Since January 2003 he has served as non-executive director of BAE Systems plc, in October 2006 joined the Olympic Delivery Authority (ODA) in a non-executive capacity and effective December 1, 2006 was appointed non-executive director of Thames Water Utilities Ltd. Sir Peter was chief executive for AMEC PLC from 1996 until his retirement in 2006 and held prior management positions, including executive director of BICC plc and chairman and chief executive of Balfour Beatty plc. He is a fellow of the Institution of Civil Engineers and he holds a Bachelor of Sciences degree from the University of Glasgow. Sir Peter Mason is a British citizen and lives in London.

The following individual was a director during fiscal year 2006 but did not stand for re-election to the board of directors in May 2006:

Name	Position
Haakon Lorentzen	Director from 2002 until May 15, 2006.

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

Name of Officers	Year of Birth	Position
Tom Ehret	1952	Chief Executive Officer
Stuart Jackson	1960	Chief Financial Officer
Bruno Chabas	1964	Chief Operating Officer
Jean-Luc Laloë	1951	Corporate Vice President, Strategic Planning
Allen Leatt	1954	Chief Technology Officer
Mark Preece	1958	Corporate Vice President, Business Development
Johan Rasmussen	1956	Corporate Vice President and General Counsel
Keith Tipson	1958	Corporate Vice President, Human Resources

Tom Ehret (information is provided above in “—Board of Directors”).

Stuart Jackson was appointed in April 2003 as our Chief Financial Officer and was responsible for the financial restructuring of the Group. Before joining our company, Mr. Jackson was Managing Director of NRG Energy Inc.’s U.K. operations from 2000 to 2003 where he completed a leveraged management buyout and restructuring of the principal business. He has previously headed trading, finance, commercial and HR functions in the power sector and spent 12 years in the oil and gas sector working with Marathon Oil Corporation and LASMO plc. in London, North Africa and the Far East. Mr. Jackson holds a BSc in Accounting and Financial Management with honors from Loughborough University of Technology and he is a fellow of the Chartered Institute of Management Accountants. He is a British citizen and lives in Hertfordshire, England.

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

Jean-Luc Laloë was appointed our Corporate Vice President, Strategic Planning in May 2003 and was responsible for managing the development and implementation of our strategy for financial recovery in fiscal years 2003 and 2004. He is now responsible for developing and implementing the strategy of Acergy and its subsidiaries, as a group, going forward. Mr. Laloë began his career as a naval architect. He has held a broad variety of positions at several international locations with Technip including Executive Vice President North America in Houston; Managing Director-United Kingdom in London; Vice President-Special Projects in Paris; Chief Financial Officer for Brazil in Rio de Janeiro; and Vice President-Strategic Planning in Paris. Mr. Laloë holds a Masters degree in Aeronautical & Space Engineering from École Nationale Supérieure de l’Aéronautique et de l’Espace, France. He is a French citizen and lives in London, England.

Allen Leatt was appointed our Chief Technology Officer at the end of September 2003 and is responsible for the engineering function, including the research and development program, the fleet of marine assets, group operations, health, safety, environmental and security and supply chain management functions. He trained as a marine civil engineer with John Laing Construction Ltd. From 1977 to 1982. In 1982, he joined SubSea Offshore Ltd. And in 1988 he joined the former Stena Offshore Ltd., where he held various positions within the Coflexip Stena Offshore group in what is now part of the oil and gas division of the Technip organization. Prior to joining Acergy, he served as Executive Vice President of Technip for the SURF Product Line based in Paris. Mr. Leatt holds a BSc in Civil Engineering from Aston University and an MBA from Cranfield School of Management. Mr. Leatt is also professionally qualified as a Chartered Civil Engineer. He is a British citizen and lives in London, England.

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

Johan Rasmussen serves as our Corporate Vice President and General Counsel. He first joined Stolt-Nielsen Seaway A/S in 1988 as an in-house legal advisor and was promoted to the position of General Counsel in March 1996. Prior to joining our company, he served with a subdivision of the Norwegian Ministry of Defense and as a Deputy Judge in the Haugesund District Court from 1986 to 1988. Mr. Rasmussen has a Law Degree from the University of Oslo in Norway, is a Norwegian attorney-at-law and a member of the Norwegian Bar Association. Mr. Rasmussen is also our representative in the International Marine Contractors Association (“IMCA”) and currently serves as Vice President of this association. He is a Norwegian citizen and lives in Stavanger, Norway.

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

Regional Management

The following is a list of the Regional Vice Presidents for each of our segments:

Name of Officers	Year of Birth	Position
Jean-Pierre Capron(a)	1943	Vice President for Acergy Africa and Mediterranean
Olivier Carré(b)	1952	Vice President for Acergy Africa and Mediterranean
Øyvind Mikaelsen	1963	Vice President for Acergy Northern Europe and Canada
Tony Duncan	1961	Vice President for Acergy North America and Mexico
Philippe Lamoure	1951	Vice President for Acergy South America
Jeff Champion	1953	Vice President for Acergy Asia and Middle East
Brian Leith	1953	Vice President for Marine Assets

(a)	Jean-Pierre Capron resigned as Vice President for Acergy Africa and Mediterranean during March 2007
(b)	Effective March 5, 2007 Olivier Carré was appointed Vice President for Acergy Africa and Mediterranean

Jean-Pierre Capron joined us in July 2003 as Regional Vice President for Acergy Africa and Mediterranean, and until March 2007 had full responsibility for commercial and operational activity in the region. He has held positions as Chief Operating Officer of Technip from 1985 to 1986, President of the French Atomic Energy Commission from 1986 to 1989, Chairman and Chief Executive Officer of Renault Véhicules Industriels from 1989 to 1994 and as Chairman and Chief Executive Officer of Compagnie de Fives-Lille from 1994 to 2002. Mr. Capron is a graduate of both Ecole Polytechnique and Ecole Nationale Supérieure des Mines de Paris, and started his professional life as an underground engineer in coal mining. He is a French citizen and lives in Paris, France.

Olivier Carré was appointed Regional Vice President for Acergy Africa and Mediterranean in March 2007 and has full responsibility for commercial and operational activity in the region. Mr. Carré started his career as an engineer with a civil engineering company. He joined us in 1981 as project engineer and held a number of positions in projects and operations, including that of project director on the Girassol SURF project before being appointed director for projects and operations in July 2003. He is a graduate of the Ecole Speciale des Travaux Publics. Mr. Carré is a French citizen and lives in Paris, France.

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

Brian Leith joined Acergy in August 2003 as Commercial Director and was appointed Vice President for Marine Assets in January 2005. He has full responsibility for the Group’s fleet of ships, barges, marine equipment and associated personnel worldwide. Brian has a professional training background as a marine civil engineer with almost 25 years of experience in the subsea oil and gas industry. He has held senior positions with

Coflexip Stena Offshore, Halliburton Subsea and KCA Deutag prior to joining us. Brian is based in Aberdeen, Scotland.

Compensation of Directors and Officers

As described above, we employ certain persons to perform senior executive and administrative functions for the combined business of our subsidiaries. In addition to annual base compensation, such officers are eligible for an annual performance bonus which depends on the performance of the individual. The individuals all have personal objectives which are established under our performance management system, and as such these objectives are measured on an individual basis. The aggregate annual compensation for our seven (excluding our Chief Executive Officer) current members of senior management listed above performing such executive functions for fiscal year 2006 (including certain benefits) was $4.0 million, plus $0.84 million in respect of deferred compensation and $0.2 million in respect of contributions on behalf of such officers to pension plans. This excludes compensation paid under the Senior Management Incentive Plan, see “—Senior Management Incentive Plan” below.

The compensation to our Chief Executive Officer for fiscal year 2006 was $1.52 million. His current annual base salary is $0.75 million. In addition, we recorded $0.68 million as deferred compensation for fiscal year 2006. This excludes compensation paid under the Senior Management Incentive Plan, see “—Senior Management Incentive Plan” below. Effective February 28, 2006, as a component of the 2006 compensation package, our Chief Executive Officer was awarded 22,963 restricted shares. The shares will vest on February 28, 2009 provided he is still an employee of the company.

Our Chairman received a fee of $75,000 per year, and each of our directors who do not concurrently serve as executive officers of Acergy (James B. Hurlock, J. Frithjof Skouverøe, George Doremus, Trond Ø. Westlie and Sir Peter Mason) received an annual fee of $35,000 plus reimbursement of out-of-pocket expenses in fiscal year 2006. In addition, each director who is a member of our audit committee receives an annual fee of $15,000, each director on the governance and nomination committee receives an annual fee of $10,000 and each director on the compensation committee receives an annual fee of $10,000. In addition, the director serving as chairman of the audit committee, governance and nomination committee or compensation committee receives an annual fee of $5,000. The annual directors’ fees are prorated for the period in office.

Service Contracts

Mr. Ehret’s contract of employment as Chief Executive Officer provides for benefits on termination of employment by us (except in the case of gross misconduct) amounting to two years’ total salary including an amount equivalent to the average of the bonus payments made in the two years prior to his termination. No other officer or director has a service contract that provides for benefits upon termination.

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

In fiscal year 2006, the members of the audit committee were Trond Ø. Westlie (Chairman), J. Frithjof Skouverøe and James B. Hurlock.

In the course of reviewing our compliance with the Nasdaq GS corporate governance rules, we determined that we had deviated from the rules applicable to audit committees as our audit committee was composed of two, rather than three, members from February 2005, when Mr. Woolveridge stepped down from the committee, to June 2005 when Mr. Hurlock was appointed as a member of the audit committee. We reported this non-compliance to Nasdaq on June 16, 2005, and remediated the deficiency when Mr. Hurlock was appointed to the audit committee. See “—Corporate Governance Requirements.”

Compensation Committee

The compensation committee, formed in 1993, reviews and approves salaries for the executive officers, including our Chief Executive Officer, salary parameters for all other staff, performance bonuses pursuant to our bonus payment plan and stock option awards under our stock option plans as described in “—Incentive Plans.”

The compensation committee also reviews annually the performance of our Chief Executive Officer and establishes and reviews annually a plan for the succession of our Chief Executive Officer in the event of an unexpected occurrence.

In fiscal year 2006, the members of the compensation committee were J. Frithjof Skouverøe (Chairman), Haakon Lorentzen (who did not stand for re-election to the board of directors in May 2006), and George Doremus.

Governance and Nomination Committee

The governance and nomination committee, formed in February 2005, assists the board of directors with respect to the organization, membership and function of the Board of Directors, as well as committee structure and membership. The governance and nomination committee is also responsible for defining the qualifications for candidates, recommending candidates to the board of directors for election as directors, and proposing a slate of directors for election by stockholders at each annual meeting. In addition, the governance and nomination committee considers matters of corporate governance, including establishing and reviewing our corporate governance guidelines, and reviews shareholder proposals that relate to corporate governance matters. In fiscal year 2006, the members of the governance and nomination committee were James B. Hurlock (Chairman), Trond Ø. Westlie George Doremus and Sir Peter Mason, who joined the board of directors on October 19, 2006.

Corporate Governance Requirements

We are subject to Nasdaq Marketplace Rule 4350 establishing certain corporate governance requirements for companies listed on the Nasdaq Global Select Market. Pursuant to Nasdaq Marketplace Rule 4350(a), as a foreign private issuer we may follow our home country corporate governance practices in lieu of all the requirements of Rule 4350, provided that we (i) comply with certain mandatory sections of Rule 4350, (ii) disclose each other requirement of Rule 4350 that we do not follow and describe the home country practice followed in lieu of such other requirement and (iii) deliver a letter to Nasdaq Global Select Market from our Luxembourg counsel certifying that the corporate governance practices that we do follow are not prohibited by Luxembourg law. Our independent Luxembourg counsel has certified to Nasdaq Global Select Market that our corporate governance practices are not prohibited by Luxembourg law.

The requirements of Rule 4350 and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

•

Rule 4350(c)(4) requires that if there is a nomination committee, it be comprised solely of independent directors, as such term is defined in Nasdaq Marketplace Rule 4200(a)(15). In lieu of the requirements of Rule 4350(c)(4), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the nomination committee. We currently have two directors on our governance and nomination committee who satisfy the independence requirements established by the Nasdaq Marketplace Rules. One member of our governance and nomination committee, James Hurlock, would not be considered to be an “independent director” under Nasdaq Marketplace Rule 4200(a)(15), due to his employment from July 29, 2003 until June 13, 2004 as interim Chief Executive Officer of SNTG, which is a wholly owned subsidiary of SNSA. Although James Hurlock does not technically fulfill the Nasdaq Global Select Market’s requirements for independence, our governance and nomination committee is composed entirely of non-executive directors. Mr. Hurlock ended his employment with SNTG in June 2004 and, since January 13, 2005, SNSA has not owned any of our shares.

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

•

Rule 4350(g) requires that we solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq Global Select Market. In lieu of the requirements of Rule 4350(g), we follow generally accepted business practices in Luxembourg, which do not require the provision of proxy statements for meetings of shareholders.

Other than as noted above, we comply with the corporate governance requirements of Nasdaq Marketplace Rule 4350.

Incentive Plans

We have a performance bonus plan which provides for annual cash awards to officers and employees. We also have the Key Staff Retention Plan (“KSRP”), now named the Senior Management Incentive Plan (“SMIP”), which provides for a combination of cash and shares, subject to strict performance criteria, for key staff.

Performance Bonus Plan

The performance bonus plan provides for annual cash rewards to employees based on segmental financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The compensation committee of the board of directors administers the policy. We recorded a charge of $23.8 million for compensation expense arising from the performance bonus plan in respect of fiscal year 2006. The increase of $7.8 million over fiscal year 2005 is attributable to our improved performance in fiscal year 2006.

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

As of March 31, 2007, under the 2003 Plan, 6,781,700 options were granted, which included 863,500 options granted under the French Plan and 2,301,000 options granted under the SMIP.

The following tables reflect total options activity for the three-year period ended November 30, 2006, including under the SMIP:

For the fiscal year ended November 30	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price
		$		$		$
Outstanding at beginning of year	9,770,001	5.45	10,060,311	4.81	4,564,072	7.55
Granted	943,000	19.17	1,151,000	9.43	5,744,700	2.68
Exercised	(1,744,533)	6.18	(1,368,371)	4.02	(4,734)	1.19
Forfeited	(436,096)	8.23	(72,939)	5.08	(152,513)	7.29
Expired	(32,131)	2.71	—	—	(91,214)	3.09
Outstanding at end of year	8,500,241	6.77	9,770,001	5.45	10,060,311	4.81
Exercisable at end of year	2,572,701	8.25	2,880,835	9.39	3,169,986	9.15
Weighted average fair value of options granted during the year		9.55		6.78		1.81

Of the options outstanding as at November 30, 2006, but not yet exercisable, 0.5 million options had performance criteria attached under the SMIP, that need to be fulfilled before they can be exercised (2005: 1.2 million options and 2004: 1.8 million options).

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rates	4.6%	4.3%	3.93%
Expected lives of options	5 years	7 years	7 years
Expected volatility	51.1%	73.96%	76.9%
Expected dividend yields	—	—	—

The outstanding options are exercisable at their respective prices set forth below and expire as indicated.

As at March 31, 2007	Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
			$		$
Common Shares (range of exercise prices)
$11.21-19.45	1,464,090	7.79	17.56	418,715	14.65
$7.31-11.20	1,641,367	5.65	9.95	844,375	10.34
$3.01-7.30	970,239	6.91	5.32	538,969	5.59
$1.19-3.00	2,196,009	6.69	2.08	1,585,682	2.05

Total	6,271,705	6.71	8.25	3,387,741	6.24

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

The cash element of the SMIP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for in accordance with SFAS No. 123(R) from the date of adoption of that standard on December 1, 2005. Prior to the adoption of SFAS No. 123(R) the share option element was accounted for as a variable plan under APB No. 25. As SFAS No. 123(R) was adopted using the modified prospective method no restatement of previously issued results was required.

We have accrued for the portion of compensation expense relating to the service period completed through November 30, 2006. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan.

The cumulative amount accrued in respect of the cash compensation element of the SMIP was $4.7 million as at November 30, 2006 (2005: $3.0 million). No amounts were settled during the year.

The cumulative amount charged in respect of the options element of the SMIP as at November 30, 2006 was $13.4 million (2005: $12.1 million). This represents a charge under SFAS No. 123(R) of $1.3 million in fiscal year 2006 which was based on the fair value of the options at the date of grant which was at the inception of the SMIP. The remaining charge of $12.1 million, calculated in accordance with APB No. 25, was based on the difference between the exercise price of $2.30 per share and our share price as at November 30, 2005, the date of adoption of SFAS No. 123(R), of $10.41 (2004: $5.86). No amounts were settled during the year.

On February 9, 2007, the compensation committee of our board of directors authorised a total cash compensation of $4.0 million and 2,301,000 options, which vested February 28, 2007 to be distributed, after determining that 98.3% of the objectives had been met.

Share Ownership

As of March 31, 2007, our directors and executive officers as a group directly and indirectly owned 37,138 of our Common Shares, representing approximately 0.02% of all issued Common Shares. Each of our current directors and executive officers, including the Regional Vice Presidents of each of our segments, beneficially owns less than 1% of our outstanding Common Shares. The individual share ownership of each of our current directors and senior executive officers as of March 31, 2007 is set forth below:

Name	Number of Common Shares
Mark Woolveridge	175
James B. Hurlock	3,000
J. Frithjof Skouverøe	6,000
George Doremus	—
Trond Ø. Westlie	—
Sir Peter Mason	—
Tom Ehret	22,963	(1)
Stuart Jackson	5,000
Bruno Chabas	—
Jean-Luc Laloë	—
Keith Tipson	—
Johan Rasmussen	—
Allen Leatt	—
Mark Preece	—

(1)	These shares were granted effective February 28, 2006 as a component of the 2006 compensation package at a value of $11.78 per share. The shares will vest on February 28, 2009 provided Mr. Ehret is still an employee of the company. Restricted shares are eligible to receive dividends, if any, but cannot be voted and cannot be sold until they have vested.

As of March 31, 2007, options for 2,024,843 Common Shares have been granted to our directors and executive officers and were still outstanding of which 1,033,120 options are exercisable within 60 days. Each of our current directors and executive officers, including the Regional Vice Presidents of each of our segments, holds options exercisable for shares representing less than 1.0% of our outstanding Common Shares. The following provides the number of options granted to each of our directors and senior executive officers that were still outstanding as of March 31, 2007:

Name of director	Date of Grant	Number	Exercise Price	Date of Expiry
			($)
Mark Woolveridge	June 15, 1998	3,000	16.58	June 14, 2008
	May 18, 1999	2,500	10.13	May 17, 2009
	May 1, 2000	4,000	10.25	April 30, 2010
	May 9, 2001	3,200	13.56	May 8, 2011
	December 3, 2001	3,200	6.25	December 2, 2011
	March 17, 2003	3,500	1.19	March 16, 2013
	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	7,500	10.32	November 21, 2015
	November 21, 2006	7,500	19.45	November 20, 2016

J. Frithjof Skouverøe	June 15, 1998	3,000	16.58	June 14, 2008
	May 18, 1999	2,500	10.13	May 17, 2009
	May 1, 2000	4,000	10.25	April 30, 2010
	May 9, 2001	3,200	13.56	May 8, 2011
	December 3, 2001	3,200	6.25	December 2, 2011
	March 17, 2003	3,500	1.19	March 16, 2013
	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

James B. Hurlock	March 17, 2003	3,500	1.19	March 16, 2013
	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

George Doremus	November 12 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

Trond Ø. Westlie	November 12 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

Sir Peter Mason	November 21, 2006	5,000	19.45	November 20, 2016

Tom Ehret	March 17, 2003	150,002	1.53	March 16, 2013
	December 3, 2003	75,000	2.24	December 2, 2013
	May 14, 2004	250,000	2.30	May 13, 2014
	November 22, 2005	33,750	10.32	November 21, 2015
	November 21, 2006	50,000	19.45	November 20, 2016

Name of senior executive officer	Date of Grant	Number	Exercise Price	Date of Expiry

Stuart Jackson	April 22, 2003	5,000	1.36	April 21, 2013
	December 3, 2003	37,500	2.24	December 2, 2013
	May 14, 2004	45,833	2.30	May 13, 2014
	November 22, 2005	32,500	10.32	November 21, 2015
	November 21, 2006	35,000	19.45	November 20, 2016
Bruno Chabas	March 17, 2003	10,000	1.19	March 16, 2013
	December 5, 2003	18,750	2.24	December 4, 2013
	May 14, 2004	105,834	2.30	May 13, 2014
	November 22, 2005	24,374	10.32	November 21, 2015
	November 21, 2006	35,000	19.45	November 20, 2016

Johan Rasmussen	March 17, 2003	3,750	1.19	March 16, 2013
	December 3, 2003	13,750	2.24	December 2, 2013
	May 14, 2004	30,000	2.30	May 13, 2014
	November 12, 2004	6,050	5.02	November 11, 2014
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016

Jean-Luc Laloë	May 20, 2003	2,500	1.96	May 19, 2013
	December 3, 2003	13,750	2.24	December 2, 2013
	May 14, 2004	118,000	2.30	May 7, 2014
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016

Keith Tipson	November 3, 2003	2,500	1.75	November 2, 2013
	December 3, 2003	7,500	2.24	December 2, 2013
	May 14, 2004	48,000	2.30	May 13, 2014
	November 22, 2005	22,000	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016

Allen Leatt	September 25, 2003	2,500	1.62	September 24, 2013
	December 3, 2003	7,500	2.24	December 2, 2013
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016

Mark Preece	February 2, 2004	17,500	2.60	February 1, 2014
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016

Total		1,519,643

On March 9, 2007 a number of our senior executive officers and a director exercised options, including options that had vested as a result of SMIP reaching maturity, as we announced on the same day. In order to satisfy these share option exercises an aggregate amount of 1,600,759 treasury shares were issued to the senior executive officers and the director named in the table below. The weighted average exercise price of these options was $2.54.

Name of senior executive officer or director	Number of options exercised
Tom Ehret	733,333
Stuart Jackson	200,000
Bruno Chabas	166,876
Johan Rasmussen	139,050
Keith Tipson	90,000
Allen Leatt	153,500
Mark Preece	118,000

As a result of delivering the treasury shares to satisfy the option exercises, as of March 9, 2007, we owned 5,908,409 of our Common Shares, representing 3.03% of the total number of outstanding shares. As of March 9, 2007, we also indirectly held 879,121 Common Shares as treasury shares through our indirect subsidiary Acergy Investing Limited, representing an additional 0.45% of the total number of outstanding shares.

Employees

Our workforce varies based on the workload at any particular time. The following table presents the breakdown of permanent employees by business segment for the last three fiscal years and temporary employees for the last fiscal year.

	Year ended November 30,
	2006 Permanent	2006 Temporary	2005 Permanent	2004 Permanent
Acergy Asia and Middle East	563	85	407	381
Acergy North America and Mexico	143	3	627	689
Acergy Northern Europe and Canada	998	469	942	828
Acergy Africa and Mediterranean	1,409	1,930	1,223	1,412
Acergy South America	528	47	406	391
Acergy Corporate (including stand-alone businesses)	609	416	837	436

Total	4,250	2,950	4,442	4,137

A significant number of our offshore employees are represented by labor unions. As part of the normal course of business, a number of union agreements come up for annual renegotiation in 2007. We believe that we maintain a good relationship with our employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

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

Set forth below is information concerning the share ownership of all persons who beneficially owned 5.0% or more of the Common Share equivalents, as of March 31, 2007. The shareholders listed below do not possess voting rights that differ from any other shareholder.

Name of Beneficial Owner	Number of Common Shares Owned		Percentage of Common Shares Owned
Holdings as at March 31, 2007
FMR Corporation	19,169,155	(a)	10.36%
State Street Bank	15,862,611		8.14%
Folketrygdfondet	15,000,800		7.69%
Holdings as at April 21, 2006
DWS Investment GmBH	19,218,430		9.90%
GE Asset Management	18,845,293		9.80%
Artisan Partners, LP	18,752,800		9.70%
Holdings as at May 9, 2005
None	—		—

(a)	Based upon information filed with the SEC on Schedule 13G/A on March 12, 2007. According to this filing, shares held by FMR Corp. are beneficially owned by Fidelity Management & Research Company (a wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors, LLC (an indirect wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors Trust Company (an indirect wholly owned subsidiary of FMR Corp.) and Fidelity International Limited. Edward C. Johnson 3d (Chairman of FMR Corp.) and members of his family own shares representing 49% of the voting power of FMR Corp. In a subsequent filing with the Oslo Børs on March 21, 2007, Fidelity Investments Ltd. disclosed their holdings of 18,990,955 shares representing 9.99% of our Common Shares.

The information provided above was compiled from publicly available information and data provided by third parties and accordingly we are not able to confirm the accuracy of this information. We are not able to determine the number of record holders in Luxembourg or the number of Common Shares held in Luxembourg. The numbers provided were compiled from publicly available information filed with the SEC and returns filed with Verdipapirsentralen (“VPS”), the Norwegian Central Securities Depository, as at March 31, 2007.

As of March 31, 2007, all of our 194,953,972 Common Shares were registered in the VPS, in the names of 1,713 shareholders. Excluding outstanding Common Shares registered in the name of Deutsche Bank Trust Company Americas as depositary for the ADSs and treasury shares, held by one of our subsidiaries, it is estimated that the free float of Common Shares on Oslo Børs is 153,711,299 as of March 31, 2007.

Related Party Transactions

Relationship with SNSA

Related party transactions included the amounts paid to and received from SNSA up to January 13, 2005, the date SNSA disposed of its shareholding in us.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal years 2006, 2005 and 2004, SNSA supplied, through a subsidiary, risk management services. The fee for these services is subject to negotiation and agreement between us and SNSA on an annual basis.

During fiscal year 2005, SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services and for fiscal year 2004, the services also comprised financial, public relations and other services. The fees for these management services were $0.3 million and $2.6 million for the period to January 13, 2005 and fiscal year 2004, respectively. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

Other (Receipts) Charges

In addition to the above corporate services, SNSA provided various other services to us, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of the cost of insurance premiums of $2.4 million and a charge of total service fees of $0.5 million, mainly related to management services, during fiscal year 2005. The fees paid by us during fiscal year 2004 were offset by the receipt of final settlement of certain insurance premiums paid previously, and resulted in a receipt by us of $0.7 million. These fees were included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations.

Captive Insurance Company

SNSA owns Marlowe, a Bermuda captive insurance company, through which certain of our interests were insured. A wholly owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA’s sale of its holdings of our stock, during 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As at November 30, 2006 we have not yet settled our accounts with Marlowe or transferred our minority shareholding in Marlowe. However, the mechanism for resolving this matter has been agreed with SNSA and the settlement is expected once all claims filed under the various policies have been settled and closed. As is customary in the insurance industry this can take a number of years. There is no material exposure to loss as a result of this delay in settlement.

Service Mark Agreement

We and SNSA were parties to an agreement under which we were granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in us, we were obliged to change our name and logo at SNSA’s request. It was agreed with SNSA that the name and logo could be used until August 31, 2006. We changed our name from Stolt Offshore S.A. to Acergy S.A., effective on April 10, 2006.

Intercompany Payments

The table below sets out our related party payments to and receipts from SNSA and its subsidiaries for fiscal years 2005 and 2004. There were no related party payments to and receipts from SNSA and its subsidiaries for fiscal year 2006 because, as of January 13, 2005, SNSA is no longer a related party.

	For the year ended November 30,
Payments (Receipts)	2005(a)	2004
	($ millions)
Corporate services agreement	0.3	2.6
Interest charges	—	—
Insurance premia payable	—	9.6
Receipts under captive insurance policy	—	(13.2)
Other services	2.9	(0.7)

Total	3.2	(1.7)

(a)	SNSA ceased to be a related party on January 13, 2005 when it sold its remaining shareholding in us.

Other Related Party Transactions

For commercial reasons, we have structured certain contractual services through joint ventures. The following table is a summary of our transactions with these joint ventures. See further information in Item 5. “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in and Advances to Non-consolidated Joint Ventures.”

Income statement data:

	Year ended November 30,
	2006	2005	2004
	($ millions)
Income received for services provided to joint ventures	55.9	43.1	43.7
Payments made for services received from joint ventures	40.2	20.2	3.0

Balance sheet data:

	As of November 30,
	2006	2005	2004
	($ millions)
Short term accounts receivable from joint ventures	11.6	8.7	8.1
Long term accounts receivable from joint ventures	11.0	—	—
Short term loan to joint venture (NKT Flexibles)	—	7.7	—
Accounts payable to joint ventures	1.2	—	0.1

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2006 and 2005, respectively:

	Year ended November 30,
	2006	2005
	($ millions)
Opening Balance	27.8	23.6
Share in net income of joint ventures and associates	41.3	26.9
Dividends distributed to Acergy	(14.8)	(14.0)
Increase in investment	11.5	—
Reclassification of negative balance to liabilities	—	(2.9)
Impact of currency translation	2.2	(1.5)
Change in fair value of derivative instruments	0.2	(4.3)

Closing Balance	68.2	27.8

Share in Net Income (Loss) of Joint Ventures and Associates

	Year ended November 30,
	2006	2005	2004
	($ millions)
NKT Flexibles I/S	8.2	0.1	(5.0)
Mar Profundo Girassol (MPG)	0.5	5.2	(3.1)
Sonamet/Sonacergy(a)	—	—	7.0 (a)
Seaway Heavy Lifting Limited	15.5	8.5	5.9
Acergy/Subsea 7(b)	16.7	7.3	3.5
Kingfisher D.A.	—	3.9	0.6
Dalia FPSO	2.0	1.8	(1.7)
SapuraAcergy	(1.6)	—	—
EPIC JV	—	0.1	7.8

Total	41.3	26.9	15.0

(a)	Excludes Sonamet and Sonacergy data for the fiscal year ended November 30, 2005 and six months ended November 30, 2004. In accordance with FIN 46R both Sonamet and Sonacergy have been accounted for as consolidated subsidiaries since May 31, 2004. Until that date they were accounted for using the equity method because our ability to control the operation of the investees was restricted by the significant participating interest held by another party.

(b)	Includes the result of the FTP By-Pass project contributing $9.1 million in fiscal year 2006 (2005: nil and 2004: nil).

No long-lived asset impairment charges were recorded by our joint ventures during fiscal years 2004, 2005 and 2006.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributions

We received dividends totaling $14.8 million in fiscal year 2006 from three joint ventures (two with Acergy/Subsea7 and one with MPG). The dividends of $14.0 million received in fiscal year 2005 were from three joint ventures (EPIC JV, Acergy/Subsea 7 and Kingfisher D.A.).

Consolidation Impact of Sonamet and Sonacergy

Sonamet and Sonacergy ceased to be accounted for using the equity method on May 31, 2004, when we adopted FIN 46R. Our share of the net assets of the joint ventures was $27.1 million as at May 31, 2004.

Increase in Investment

In 2006 we invested in two new joint ventures with SapuraCrest Petroleum in Acergy Asia and Middle East. The investment amounted to $11.0 million in the entity owning the ship being built, the Sapura 3000, and $0.5 million in the operating entity.

On March 25, 2004, we made a cash investment of $4.9 million in NKT Flexibles. In the same month, NKT Flexibles repaid $3.3 million of short-term debt to us. During the fiscal year 2004, we made additional short-term advances to NKT Flexibles totaling $5.7 million, against which a full provision for doubtful recovery was recorded as at November 30, 2004, as we did not believe it was probable of collection. In fiscal year 2005, this provision was released on the basis of improved forecast future cash flows of NKT Flexibles. Subsequently, these advances were repaid in full by NKT Flexibles. No further investments were made in any of the joint ventures during fiscal year 2005, but additional loans of $2.0 million were made to NKT Flexibles bringing the total shown under other current assets to $7.7 million as at November 30, 2005.

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

Impact of Currency Translation

This relates to the translation of our investment in the equity of joint ventures which have a functional currency other than the U.S. dollar, and relates mainly to NKT Flexibles.

Change in Fair Value of Derivative Instruments

This item represents our share of the movement in fair values of forward contracts taken out during fiscal years 2003 through 2006 by the Dalia joint venture. These amounts have been recorded in other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met.

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

In compliance with Nasdaq Global Select Market corporate governance rules all related party transactions are reported to our audit committee for approval.

Item 8.	Financial Information.

Consolidated Financial Statements

See Item 18, “Financial Statements.”

Legal Proceedings

See Item 5, “Operating and Financial Review and Prospects—Legal, Regulatory and Insurance Matters.”

Dividend Policy

We did not pay dividends on our share capital in prior years. The board of directors has resolved to recommend the payment of a dividend with respect to fiscal year 2006 of $0.20 per common share, subject to shareholder approval at the annual general meeting. This signifies a new maturity of our business and reflects our confidence in the future of our sector.

Significant Changes

Except as otherwise disclosed in Item 5, “Operating and Financial Review and Prospects—Subsequent Events” and elsewhere in this Report, there has been no material change in our financial position since November 30, 2006.

Item 9.	The Offer and Listing.

Trading Markets

Our Common Shares trade in the form of ADSs in the United States on Nasdaq Global Select Market under the symbol “ACGY” and are listed in Norway on Oslo Børs under the symbol “ACY.”

The following table sets forth the high and low last reported sale prices for our ADSs reported on Nasdaq Global Select Market and the closing prices for our Common Shares reported on Oslo Børs during the indicated periods.

	ADSs Nasdaq Global Select Market		Common Shares Oslo Børs
	High	Low	High	Low
	($)		(NOK)
Annual Highs and Lows (Fiscal Years)

2002	9.29	1.14	80.00	8.50
2003	2.75	1.11	20.30	7.85
2004	5.96	2.09	37.60	12.64
2005	13.28	5.21	83.50	32.10
2006	20.85	10.27	132.45	69.25

Quarterly Highs and Lows

Fiscal Year 2005
First Quarter	7.99	5.21	49.60	32.10
Second Quarter	8.63	6.87	54.25	45.50
Third Quarter	13.28	6.95	83.50	49.50
Fourth Quarter	13.26	9.12	83.00	58.75
Fiscal Year 2006
First Quarter	13.52	10.27	92.25	69.25
Second Quarter	17.71	13.00	112.00	79.50
Third Quarter	18.50	11.83	118.00	74.25
Fourth Quarter	20.85	14.79	132.45	103.00
Fiscal Year 2007
First Quarter	20.42	16.92	128.50	106.75

Monthly Highs and Lows

Fiscal Year 2006
October 2006	18.87	15.57	124.50	103.00
November 2006	20.85	18.34	134.25	119.00
Fiscal Year 2007
December 2006	19.97	18.62	125.00	116.00
January 2007	19.58	16.92	124.00	106.75
February 2007	20.42	18.75	128.50	115.00
March 2007	21.50	17.96	131.50	111.00

The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

On March 31, 2007, the last reported sale price of our ADSs on Nasdaq Global Select Market was $21.29 per ADS, and the closing price of our Common Shares on Oslo Børs was NOK 129.75 per share.

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

Objective and Purposes

Article 3 of the Articles of Incorporation sets forth our objective as a holding company, namely to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry. More generally, we may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which we will administer and exploit; we may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of Acergy or companies that are subsidiaries of or associated with or affiliated with Acergy; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

Directors

Under the Articles of Incorporation, our board of directors is to be comprised of not less than three members, elected by a simple majority of our outstanding shares represented at a general meeting of shareholders for a period not exceeding six years and until their successors are elected and at least three directors have accepted. It is our customary practice that directors are elected for terms of one year at the annual general meeting of shareholders held each year in Luxembourg.

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

Authorized Shares

Our authorized share capital consists of 230,000,000 Common Shares, par value $2.00 per share. According to our Articles of Incorporation, our board of directors, or delegate(s) duly appointed by our board of directors, are authorized to issue additional Common Shares, at such times and on such terms and conditions, including issue price, as our board of directors or its delegates may in its or their discretion resolve, up to a maximum of 230,000,000 Common Shares (less the amount of Common Shares already issued at such time), par value $2.00 per share. When doing so, our board of directors may suppress the preferential subscription rights of our existing shareholders to the extent it deems advisable. This authorization granted to the board of directors shall lapse five years after publication of the amendment of our Articles of Incorporation in the Luxembourg Official Gazette-Memorial C. The amendments of the Articles of Incorporation regarding the above quoted authorized capital were approved at the annual general meeting of shareholders held on May 27, 2004 and publication of such amendment in the Official Gazette occurred on August 17, 2004. From time to time we take such steps that are required to continue the authorized capital in effect.

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

Authority to Acquire Own Shares (Treasury Shares)

At the annual general meeting of shareholders on May 15, 2006, the resolutions passed by the shareholders authorized us, or any wholly owned subsidiary, to acquire Common Shares from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the board, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law. The authorization was granted for purchases completed on or before August 31, 2006. Such authorizations have customarily been renewed at our annual general meetings of shareholders.

The board authorization is not limited to a certain amount of Common Shares, however, Luxembourg Company Law generally requires that we may not hold more than 10% of our own shares. Furthermore, we may not purchase our own shares if and to the extent this will reduce our net assets below the aggregate of our share capital and legal reserve.

On September 11, 2006, we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the Annual General Meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. As at November 30, 2006, we had repurchased 914,800 shares for a total consideration of $16.5 million. Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the Convertible Notes or any employee share option schemes.

The table below sets out the purchases made as of March 31, 2007:

Date	No. of Common Shares repurchased	Average price paid per Share in NOK
October 18, 2006	42,000	114.73
October 19, 2006	70,900	115.00
October 23, 2006	25,900	116.25
October 24, 2006	30,000	116.33
October 27, 2006	73,800	119.93
October 30, 2006	242,900	118.53
October 31, 2006	380,000	118.79
November 3, 2006	49,300	119.75
December 4, 2006	92,900	116.45
December 21, 2006	5,600	116.75
December 22, 2006	80,300	116.24
January 4, 2007	500,000	114.82
January 5, 2007	500,000	110.45
January 8, 2007	233,900	113.87
January 9, 2007	475,000	114.79
January 10, 2007	401,900	111.33
January 11, 2007	435,700	111.15
January 12, 2007	459,100	111.10
January 17, 2007	572,900	111.00
January 19, 2007	98,700	112.51
January 26, 2007	20,900	118.76
January 30, 2007	58,000	119.50
February 21, 2007	27,600	115.25
February 27, 2007	182,800	115.24
February 28, 2007	499,925	114.73
March 1, 2007	400,500	113.43
March 2, 2007	484,300	115.37
March 5, 2007	438,300	112.65
March 6, 2007	106,100	114.84
March 7, 2007	230,100	114.72
March 9, 2007	358,600	115.58
March 12, 2007	195,800	115.05
March 13, 2007	343,200	114.71
March 14, 2007	585,200	113.28
March 15, 2007	169,200	114.64
March 16, 2007	142,100	114.74

Total repurchased	9,013,425	113.97

On March 10, 2003, we paid NKT Holdings A/S $13.5 million in respect of the settlement of our liability in the event the 879,121 Common Shares owned by NKT Holdings A/S could not be sold at a certain price. These shares were initially issued to NKT Holdings A/S as partial consideration for our acquisition of 49.0% of NKT Flexibles in December 1999. As of March 31, 2007 all of the 879,121 Common Shares are held as treasury shares through our indirect subsidiary Acergy Investing Limited.

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

Preferential Subscription Rights (Pre-emptive Rights)

As a general rule, shareholders are entitled to preferential subscription rights under Luxembourg law in respect of the issuance of shares for cash. When issuing new shares out of the total authorized shares, the board may, however, suppress the preferential subscription rights of shareholders to the extent it deems advisable. As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares for cash, unless the Articles of Incorporation provide otherwise. Our Articles of Incorporation authorize our board of directors to deny shareholders’ preemptive rights for a period of five years and our board of directors has done so with respect to all authorized but unissued Common Shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the board recommends denying further such rights and such recommendation is approved by the shareholders. As a result, Common Shares will be entitled to preemptive rights after August 17, 2009. The authorization by our Articles of Incorporation to issue new shares out of the total authorized shares granted to the board will remain in effect until August 17, 2009. Upon the expiration of this authorization, the suppression of preferential subscription rights will also terminate and shareholders will be entitled to preferential subscription rights once again unless the board recommends the renewal of the authorization granted to it or denies the preferential subscription rights of shareholders and such recommendation is approved by the shareholders in accordance with Luxembourg law.

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

Shareholder Meetings and Notice

Under the Articles of Incorporation, we are required to hold a general meeting of shareholders in Luxembourg each year, on the fourth Friday in May. In addition, the board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles of Incorporation will be held in Luxembourg. The board is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand therefor by shareholders representing at least one-fifth of the issued and outstanding shares entitled to vote thereat.

The Articles of Incorporation require notice of any general meeting to be sent by first class mail, postage prepaid, or via e-mail if such address has been indicated, to all shareholders at least twenty days prior to such meeting. Shareholders may be represented by written proxy, provided the written proxy is deposited with us at our registered office in Luxembourg, or with any director, at least five days before the meeting.

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

Restrictions on Shareholders

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage,” which term we understand is likely to include adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no U.S. Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and (iii) no person may own, directly or indirectly, more than 20.0% of our outstanding shares unless a majority of the board shall have authorized such shareholding in advance.

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

Change in Control

Except as described above, there are no provisions in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of Acergy and that would only operate with respect to a merger, acquisition or corporate restructure involving us or any of our subsidiaries. However, it should be noted that the 2003 Plan and the French Plan provide that all options issued thereunder will vest upon the occurrence of certain change of control events. See Item 6. “Directors, Senior Management and Employees—Incentive Plans—Vesting upon Change of Control.”

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

Credit and Guarantee Facility

On August 10, 2006, we amended the $350 million multi-currency revolving credit and guarantee facility to increase the facility to $400 million with the existing consortium of banks and to extend the maturity until August 10, 2011. The sub-limit for cash drawings was reduced to $100 million from $175 million. The mortgages over the secured vessels were released, the provisions in the agreement relating to the security removed and the guarantee significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed, pricing was improved, and the facility was restated in a market standard form.

The facility is used for general corporate purposes including the financing of vessels, and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity on August 10, 2011. Any unused amount under the revolving loan part of the facility is available together with the remaining part of the facility for the issuance of guarantees as described in Note 15 to the Consolidated Financial Statements. As at March 31, 2007, there were no revolving loans drawn and $292.3 million was utilized for performance guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending February 28, May 31, August 31 and November 30 of each year.

In addition to the financial covenants listed above, the facility also contains negative pledges with respect to accounts receivable and cash and includes representations, affirmative covenants and negative covenants. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

The facility also covers events of default which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency proceedings, insolvency events, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, auditor’s qualification, repudiation and material litigation.

For a further description of the risks relating to and for further information regarding the $400 million amended and restated revolving credit and guarantee facility, see Item 3. “Key Information—Risk Factors—Financial Risks” and Item 5, “Operating and Financial Review and Prospects—Description of Indebtedness—The $400 Million Amended and Restated Revolving Credit and Guarantee Facility.”

The $500 million 2.25 per cent Convertible Notes due 2013

On September 11, 2006 we announced the launch and pricing of an offering of $500 million in aggregate principal amount of Convertible Notes due in fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of related costs of $490.8 million.

The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The Convertible Notes are convertible into our Common Shares with the initial conversion price of $24.05 equivalent to 20,790,021 Common Shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. The conversion price will be adjusted in line with market practices for this type of instrument to provide “fair value” adjustments such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our Common Shares.

We also have an exercisable option which permits us to call the Convertible Notes after 4 years and 14 days from the date of issue if the price of our Common Shares exceeds 130% of the then prevailing conversion price over a specified period.

The Convertible Notes also include the following: they are unsecured but include a negative pledge in respect of other current and future property or assets to ensure that the Convertible Notes will rank equally with other debt issuances; a cross default provision subject to a minimum threshold of $10 million; and other events of default in connection with non-payment of the Convertible Notes; various undertakings in connection with the term of any further issuance of Common Shares, continuance of the listing of the Common Shares and the Convertible Notes on recognized stock exchanges; and customary provisions for the adjustment of the conversion price.

There were no conversions of these Convertible Notes as of November 30, 2006.

Sale of Assets to Cal Dive

Pursuant to an asset purchase agreement dated April 11, 2005 with Cal Dive, as amended, we agreed to sell certain Conventional and shallow water IMR assets that form part of the business of Acergy North America and Mexico to Cal Dive for consideration of $122.9 million in cash, subject to adjustment based on the condition of the assets at the closing date. The assets involved include: The DLB801 pipelay barge; the Seaway Kestrel; the Seaway Defender; the American Constitution; the American Star; the American Triumph; the American Victory; the American Liberty; the American Diver; and the shore support bases at Port of Iberia and Port Fourchon in Louisiana. As part of the settlement with the Antitrust Division of the Department of Justice pursuant to the Hart-Scott-Rodino Act, Cal Dive agreed to sell the Seaway Defender. We closed the first phase of the sale involving seven ships and the shore support bases and equipment in November 2005. We completed the sale of the DLB801 and the Seaway Kestrel to Cal Dive in January 2006 and March 2006, respectively. See Item 5, “Operating and Financial Review and Prospects—Subsequent Events.”

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

Luxembourg Taxation of Acergy

We are a company incorporated under Luxembourg law, and as such we continue to enjoy until December 31, 2010 the special tax status granted to billionaire holding companies under the Law of July 31, 1929 and the Grand Ducal Decree of December 17, 1938. These companies can carry out a limited number of activities, including the holding of shares and securities and the financing of affiliated companies.

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

U.S. Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares or ADSs. This description addresses only the U.S. federal income tax considerations of holders that will hold Common Shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities,

•	individual retirement accounts and other tax-deferred accounts,

•	taxpayers that have elected to use mark-to-market accounting,

•	persons that received Common Shares or ADSs as compensation for the performance of services,

•	persons that will hold Common Shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes,

•	certain former citizens or long-term residents of the United States,

•	persons that have a “functional currency” other than the U.S. dollar,

•	partnership or other entities classified as partnerships for U.S. federal income tax purposes, or

•	holders that own, or are deemed to own, 10.0% or more, by voting power or value, of the stock of Acergy.

Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of Common Shares or ADSs. This description is based on:

•	the Internal Revenue Code of 1986, as amended (the “Code”),

•	existing, proposed and temporary U.S. Treasury Regulations issued under the Code, and

•	judicial and administrative interpretations of the Code and regulations,

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

For purposes of this description, a “U.S. Holder” is a beneficial owner of Common Shares or ADSs that, for U.S. federal income tax purposes, is:

•	citizen or resident of the United States,

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner, other than a partnership or an entity treated as a partnership for U.S. federal income tax purposes, of Common Shares or ADSs that is not a U.S. Holder.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of Common Shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Common Shares or ADSs, you should consult your tax advisor.

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

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, for U.S. federal income tax purposes, the gross amount of any distribution made to you of cash or property, other than certain distributions, if any, of Common Shares distributed pro rata to all of our shareholders, including holders of ADSs, with respect to Common Shares or ADSs will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010. However, a U.S. Holder’s eligibility for such preferential rate would be subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the Common Shares or ADSs. Additionally, even if we otherwise were to meet the conditions for reduced rates of taxation on dividends, non-corporate U.S. Holders still will not be entitled to such reduced rates of taxation if we are a passive foreign investment company in the taxable year such dividends are paid or in the preceding taxable year (see discussion under “—Passive Foreign Investment Company Considerations” below).

Subject to the discussion below under “—Passive Foreign Investment Company Considerations” to the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of Common Shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of Common Shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Sale or Exchange of Common Shares or ADSs”). We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and therefore a U.S. Holder should expect that the entire amount of a distribution will generally be reported as dividend income to such U.S. Holder.

If you are a U.S. Holder, dividend income received by you with respect to Common Shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, for taxable years beginning before January 1, 2007, dividend income with respect to Common Shares or ADSs should generally constitute “passive income,” or in the case of certain U.S. Holders, “financial services income,” and, for taxable years beginning after December 31, 2006, such dividend income should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” Further, in certain circumstances, if you:

•	have held Common Shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss; or

•	are obligated to make payments related to the dividends,

you will not be allowed a foreign tax credit for foreign taxes imposed on dividend income with respect to Common Shares and ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Sale or Exchange of Common Shares or ADSs

Deposits and withdrawals of Common Shares by holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Subject to the discussion below under “—Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of Common Shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the Common Shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such Common Shares or ADSs exceeds one year (i.e., it is a long-term capital gain). If you are a U.S. Holder, gain or loss, if any, recognized by you generally will be treated as U.S. source income or loss, as the case may be, for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

With respect to the sale or exchange of Common Shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the Common Shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such Common Shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) if you are an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75 percent of its gross income is “passive income”; or

•	at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether we are a PFIC, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based in part on estimates of our gross income and the value of our gross assets and the nature of our business, we believe that we will not be classified as a PFIC for our current taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC, and you are a U.S. Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, your Common Shares or ADSs.

If we were a PFIC, you could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of Common Shares or ADSs. You should consult your own tax advisor regarding the tax consequences that would arise if we were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Common Shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman, to a holder of Common Shares or ADSs, other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, Common Shares or ADSs within the United States, or by a U.S. payor or U.S. middleman, to a holder, other than an “exempt recipient,” if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. A payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect. The backup withholding tax rate is 28% for years through 2010.

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

We are exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, wherever possible we enter into derivative instruments to economically hedge currency exposures in accordance with our company policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposure being hedged. We do not hold or issue derivative instruments for trading purposes.

Foreign-Exchange Risk Management

Our reporting currency is the U.S. dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies are the Euro and U.S. dollar. In Acergy Northern Europe and Canada, the functional currencies are the Norwegian kroner, the British pound sterling, the Canadian dollar and the U.S. dollar. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures was a gain of $13.0 million, a loss of $6.1 million, and a gain of $8.5 million for fiscal years 2006, 2005, and 2004, respectively. These are recorded in “Other comprehensive income” in the Consolidated Statement of Shareholders’ Equity of the Consolidated Financial Statements.

We are also exposed to fluctuations in several other currencies resulting from revenues, operating expenditures and one-off liabilities. Our currency rate exposure policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures. All of the instruments are used as economic hedges against forecasted underlying operating or capital exposures, and are treated as accounting hedges in accordance with SFAS 133 where it is appropriate and feasible to do so. We do not engage in currency speculation.

Interest-Rate Risk Management

Our exposure to third party interest rate fluctuations result primarily from floating-rate credit facilities tied to LIBOR.

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

The fair value losses shown in the table below have no impact on our results or financial condition.

VAR as at November 30, (in millions)	2006	2005
	$	$
Foreign exchange rates	0.1	1.7

VAR in fiscal year 2006 decreased to $0.1 million from $1.7 million in fiscal year 2005. This was partly due to the significant decrease in the financial instruments held by us and partly due to a decrease in the historic volatility of the currency paid in fiscal year 2006.

A discussion of our accounting policies for financial instruments is included above in Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies—Accounting for Derivatives” and in Note 26 to the Consolidated Financial Statements. Disclosure relating to financial instruments is included in Note 26 to the Consolidated Financial Statements.

Based on our overall interest rate exposures as at March 31, 2007, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

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

We have carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of November 30, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of November 30, 2006, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of November 30, 2006 no material weaknesses had been identified.

We identified as of November 30, 2005 four material weaknesses in our internal control over financial reporting that were remediated during fiscal year 2006. These material weaknesses are described in detail in our Annual Report on Form 20-F for the year ended November 30, 2005.

During fiscal year 2006, we took the following steps to remediate these material weaknesses:

Insufficient control over tax reporting:

During fiscal year 2006 we remediated this deficiency as follows:

•	Updated existing procedures to further clarify the requirements related to tax reporting from the segments.

•	Prepared quarterly tax computations in parallel with the underlying financial results.

•	Identified and tested all key controls applicable to tax reporting both for periodic and for year-end controls.

•	Developed a new, more detailed, tax reporting package to be used by all segments.

•	Hired additional qualified staff, particularly in Acergy Africa and Mediterranean and at the corporate center.

Inadequate controls over the posting of journal entries:

During fiscal year 2006 we remediated this deficiency as follows:

•

Re-inforced with the segments the basic accounting principles to adhere to when preparing, approving and posting journal entries. This included the requirement of evidence of independent approval before recording journal entries and the requirements for supporting documentation.

•	Instituted detailed monthly reviews of journal entries by supervisory and management employees.

•

Conducted a comprehensive, group-wide test program during the second half of fiscal year 2006 by the Sarbanes-Oxley Compliance and Operational Review teams to confirm the adherence to these principles.

Lack of visibility of our anti-fraud processes:

During fiscal year 2006 we remediated this deficiency as follows:

•

Held fraud risk and financial reporting risk workshops in all segments, involving approximately 130 senior managers. At these workshops, the fraud and financial reporting risks facing the segments were identified together with their compensating controls.

•	Trained our Sarbanes-Oxley coordinators in the segments how to hold fraud risk and financial reporting risk workshops on an ongoing basis.

•	Replaced our in-house whistleblower reporting line “Speak Up” with “Safecall”, which is a facility operated by a U.K.-based, independent third party.

•

Instituted an annual requirement that senior management throughout the Group attest to their efforts to promote awareness of, and adherence to, our Code of Business of Conduct in their segments or area of responsibility.

An aggregation of deficiencies amounting to a material weakness:

•

During fiscal year 2005 we identified a material weakness arising from the aggregation of control deficiencies that existed at that time. Most of these control deficiencies, including all significant deficiencies, that aggregated together comprised this material weakness, have been remediated in fiscal year 2006 and we do not have a material weakness arising from the aggregation of control deficiencies in 2006.

For ongoing monitoring of the progress of the Sarbanes-Oxley compliance project, we held monthly Sarbanes-Oxley Steering Committee meetings. Members of the Steering Committee include the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel and our Head of Compliance. In addition, representatives from our independent public accountant were invited to attend certain meetings.

Overall there has been a tangible improvement in internal control compliance when compared to fiscal year 2005.

Except for the changes disclosed herein, there has been no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting and the attestation report of our independent registered public accounting firm, Deloitte & Touche LLP, are included at pages F-2 and F-4, respectively, of this Report, and are incorporated herein by reference.

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert.

The Board of Directors has determined that Trond Ø. Westlie is an audit committee financial expert. Mr. Westlie is an independent director as such term is defined under the Nasdaq Marketplace Rules.

Item 16B.	Code of Ethics.

We have adopted a Code of Business Conduct applicable to all of our directors, employees and officers, which also constitutes the Code of Ethics applicable to our chief executive officer, chief financial officer, controller and persons performing similar functions, in accordance with the Sarbanes-Oxley Act of 2002 and the applicable laws and regulations of the Securities and Exchange Commission and Nasdaq Global Select Market. We undertake to provide any person without charge, upon request, a copy of such Code of Business Conduct. Any questions may be directed as follows:

Julian Thomson

Investor Relations

Acergy S.A.

c/o Acergy M.S. Limited

Dolphin House,

Windmill Road,

Sunbury-on-Thames

Middlesex, TW16 7HT

United Kingdom

Tel: +44-(0)-1932 773764

+1 877 603 0267 (U.S. Toll Free)

Fax: +44-(0)-1932 773701

Email: julian.thomson@acergy-group.com

During fiscal year 2006, we made certain changes to our Code of Business Conduct to reinforce the language on what we deem unacceptable business practices, and to generally reflect our increased focus on controls to prevent fraud within our company, including, among other things, incorporating the requirements of the U.S. Foreign Corrupt Practices Act. No waivers to the Code of Business Conduct have been granted to our chief executive officer, chief financial officer, controller or persons performing similar functions.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth aggregate fees billed to us by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) in each of our previous two fiscal years:

($ in millions)	2006	2005
Audit fees	$4.8	$3.4
Audit-related fees	0.2	0.4
Tax fees	0.3	0.2
All other fees	0.2	<0.1

Total	5.5	4.1

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte & Touche for the audit of our consolidated and individual statutory financial statements for each of the fiscal years 2006 and 2005, and the reviews of the financial statements included in interim consolidated financial statements during fiscal years 2006 and 2005. For the fiscal year 2006 it also includes fees associated with the attestation in respect of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of our consolidated financial statements, other than the services reported above under “—Audit Fees,” in each of the fiscal years 2006 and 2005. In fiscal year 2006 and 2005, audit related fees principally consisted of fees relating to pre-attestation services in respect of the Sarbanes-Oxley Act of 2002.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte & Touche for tax compliance and tax advice in each of the fiscal years 2006 and 2005. In fiscal year 2006, tax advisory fees principally consisted of services related to a Dutch subsidiary and services related to other foreign subsidiaries, including Brazil, Canada and Singapore. In fiscal year 2005, tax fees principally consisted of fees for advisory services related to a Dutch subsidiary and compliance related to foreign subsidiaries, including Australia and Brazil.

All Other Fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “—Audit Fees,” “—Audit-Related Fees” and “—Tax Fees,” provided by Deloitte & Touche in each of the fiscal years 2006 and 2005. In fiscal year 2006, other fees principally consisted of fees for the $500 million Convertible Notes and advice on the treasury optimization review. In fiscal year 2005, other fees principally consisted of fees for offsite facilitation, including workshops.

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

On September 11, 2006, we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the annual general meeting of shareholders held on May 15, 2006, for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. As at November 30, 2006, we had repurchased 914,800 shares for a total consideration of $16.5 million. Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the Convertible Notes or any employee share option schemes.

This table provides certain information with respect to our purchases of shares of the Company’s Common Stock during the fourth fiscal quarter of 2006 and first fiscal quarter of 2007:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
October 18, 2006 through October 31, 2006	865,500	NOK 118.15	$18.03	865,500	$284,397,616
November 1, 2006 through November 30, 2006	49,300	NOK 119.75	$19.27	914,800	$283,447,571
December 1, 2006 through December 31, 2006	178,800	NOK 116.37	$18.54	1,093,600	$280,132,759
January 1, 2007 through January 31, 2007	3,756,100	NOK 112.37	$17.83	4,849,700	$213,157,980
February 1, 2007 through February 28, 2007	710,325	NOK 114.88	$18.70	5,560,025	$199,878,376
March 1, 2007 through March 31, 2007	3,453,400	NOK 114.26	$18.75	9,013,425	$135,136,732

Total	9,013,425	NOK 113.97	$18.55

(1)	Convenience translation using the NOK/US dollar exchange rate at the last day of the relevant month as published by Reuters.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18. “Financial Statements.”

Item 18.	Financial Statements.

See pages F-1 to F-55 and S-1, which are incorporated herein by reference.

Audited Consolidated Financial Statements of Acergy S.A.

Management’s Report on Internal Control over Financial Reporting.

Reports of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations for the fiscal years ended November 30, 2006, 2005 and 2004.

Consolidated Balance Sheets as of November 30, 2006 and 2005.

Consolidated Statements of Shareholders’ Equity for the fiscal years ended November 30, 2006, 2005 and 2004.

Consolidated Statements of Cash Flows for the fiscal years ended November 30, 2006, 2005 and 2004.

Notes to Consolidated Financial Statements.

Financial Statement Schedule

Schedule II Valuation and Qualifying Accounts.

Item 19.	Exhibits.

1.1	Amended and Restated Articles of Incorporation, dated as of August 1, 2006.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among the Registrant, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on July 31, 2002.

2.5	Form of Indenture for the issuance of subordinated debt securities (including the form of subordinated debt securities). Incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on August 29, 2002.

2.6	Trust Deed, dated as of October 11, 2006, by and among the Registrant and The Bank of New York.

4.1	Amendment and Restatement Deed dated August 10, 2006 incorporated by reference to Exhibit 99.1 of the Registrant’s Form 6-K, filed with the Securities and Exchange Commission on August 22, 2006.

8.1	Significant subsidiaries as of the end of the year covered by this Report: see Item 4. “Information on the Company—Significant Subsidiaries.”

9.1	Consent and report on schedules of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Elvinger, Hoss & Prussen.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACERGY S.A.

By:	/s/ Mark Woolveridge
Name: Mark Woolveridge Title: Chairman of the Board

By:	/s/ Stuart Jackson
Name: Stuart Jackson Title: Chief Financial Officer

Date: April 18, 2007

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the management and the directors of the company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at November 30, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework.

Based on its assessment, management believes that, as at November 30, 2006, the Company’s internal control over financial reporting is effective, based on those criteria.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at November 30, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Date: February 13, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Acergy S.A.

We have audited the accompanying consolidated balance sheets of Acergy S.A. (a Luxembourg company) and subsidiaries (the “Group”) as of November, 30 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended November, 30 2006. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Group as of November 30, 2006 and 2005, and the results of its operations and cash flows for each of the three years in the period ended November, 30 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 23 to the financial statements, effective December 1, 2005, the Group changed its method of accounting for share-based payments upon adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) ‘Share-Based Payment’.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Group’s internal control over financial reporting as of November 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Group’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

London, United Kingdom

February 13, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Acergy S.A.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Acergy S.A. (a Luxembourg company) and subsidiaries (the “Group”) maintained effective internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A group’s internal control over financial reporting is a process designed by, or under the supervision of, the group’s principal executive and principal financial officers, or persons performing similar functions, and effected by the group’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A group’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Group maintained effective internal control over financial reporting as of November 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of November 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended November 30, 2006 of the Group and our report dated 13 February 2007 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

London, United Kingdom

February 13, 2007

Acergy S. A. 2006 Annual Report

Consolidated Statement of Operations

For the fiscal year ended 30 November (in millions, except per share data)	Note(a)	2006	2005	2004
		$	$	$
Net operating revenue from continuing operations		2,124.2	1,483.3	1,099.6
Operating expenses		(1,729.7)	(1,244.8)	(954.8)
Gross profit		394.5	238.5	144.8
Share in net income of non-consolidated joint ventures	11	41.3	26.9	15.0
Selling, general and administrative expenses		(149.4)	(119.9)	(111.0)
Impairment of long-lived tangible assets	9	(2.1)	(7.1)	(9.4)
Restructuring credits (charges)	18	—	1.9	(2.7)
Gains on disposal of long-lived tangible assets and subsidiaries	8	3.9	7.5	29.9
Other operating income (loss), net		(1.5)	4.2	1.3

Net operating income from continuing operations		286.7	152.0	67.9
Interest expense		(4.2)	(4.0)	(19.3)
Interest income		18.8	3.9	4.0
Foreign currency exchange gains (losses), net		0.5	(22.2)	6.2

Income before minority interests and taxes from continuing operations		301.8	129.7	58.8
Minority interests		(7.3)	(10.4)	(4.7)

Income before income taxes from continuing operations		294.5	119.3	54.1
Income tax provision	12	(73.6)	(12.9)	(9.2)

Income from continuing operations		220.9	106.4	44.9
Discontinued operations:	3
Income (loss) from discontinued operations before taxation		(18.2)	6.0	(39.8)
Gain on disposal of discontinued operations before taxation		35.1	27.1	—
Income tax provision		(1.1)	—	—

Income (loss) from discontinued operations		15.8	33.1	(39.8)

Net income		236.7	139.5	5.1

Earnings per Common Share
Net income (loss) per Common Share and Common Share equivalent:
Basic:
Continuing operations		1.15	0.56	0.28
Discontinued operations		0.08	0.17	(0.25)
Net income		1.23	0.73	0.03
Diluted:
Continuing operations		1.10	0.54	0.28
Discontinued operations		0.08	0.17	(0.25)
Net income		1.18	0.71	0.03
Weighted average number of Common Shares and Common Share equivalents outstanding:
Basic	22	192.7	191.1	157.6
Diluted	22	201.1	195.5	159.5

a)	The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheet

As at 30 November (in millions)	Note(a)	2006	2005
		$	$
Assets
Current assets:
Cash and cash equivalents		717.5	316.0
Restricted cash deposits	4	4.1	3.2
Trade receivables (net of allowance for doubtful accounts)	5	546.1	378.6
Inventories and work-in-progress	6	23.5	23.3
Receivables due and short-term advances to non-consolidated joint ventures	11	11.6	16.6
Deferred taxes	12	22.9	9.4
Prepaid expenses and other current assets		61.2	37.1
Assets held for sale	8	16.7	42.8

Total current assets		1,403.6	827.0

Tangible assets	9	1,096.6	870.0
Less accumulated depreciation and amortization	9	(451.0)	(412.3)

Total tangible assets, net		645.6	457.7
Restricted cash deposits	4	20.1	11.4
Other intangible assets	10	4.1	4.3
Deposits and non-current prepayments and receivables		53.6	40.2
Investments in and advances to non-consolidated joint ventures	11	68.2	27.8
Deferred taxes	12	8.1	11.4
Prepaid pension asset	13	5.9	4.7

Total assets		2,209.2	1,384.5

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of long-term debt	15	2.4	0.8
Accounts payable and accrued liabilities	16	525.8	422.0
Accrued salaries and benefits		75.6	58.1
Advance billings		234.8	268.8
Deferred taxes	12	6.6	—
Other current liabilities		74.3	94.1

Total current liabilities		919.5	843.8

Long-term debt	15	507.1	8.7
Deferred taxes	12	6.9	5.0
Other long-term liabilities		27.8	33.6
Accrued pension liability	13	29.5	11.3
Minority interests		18.7	26.4
Shareholders’ equity:
Common Shares, $2.00 par value	21	389.0	385.5
Treasury Shares	21	(17.5)	(1.0)
Paid-in surplus		475.0	461.5
Accumulated deficit		(154.3)	(391.0)
Accumulated other comprehensive income		7.5	0.7

Total shareholders’ equity		699.7	455.7

Total liabilities and shareholders’ equity		2,209.2	1,384.5

a)	The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

(in millions, except share data)	Common Shares	Class B Shares	Paid-in surplus	Accumu lated Deficit	Treasury Shares	Accumu lated other Compre hensive Income (loss)	Total Share- holders’ equity	Compre- hensive Income (loss)
	$	$	$	$	$	$	$	$
Balance, November 30, 2003	152.5	68.0	404.2	(535.6)	(1.0)	19.2	107.3
Issuance of 45,500,000 Common Shares	91.0	—	2.2	—	—	—	93.2
Conversion of Class B Shares to Common Shares	34.0	(68.0)	34.0	—	—	—	—
Conversion of SNSA Subordinated Debt into 22,727,272 Common Shares	45.5	—	4.5	—	—	—	50.0
Issuance of 29,900,000 Common Shares	59.8	—	1.8	—	—	—	61.6
Stock-based compensation	—	—	2.6	—	—	—	2.6
Net income	—	—	—	5.1	—	—	5.1	5.1
Release of deferred gains in respect of derivative instruments (net of tax of $4.2)	—	—	—	—	—	(17.0)	(17.0)	(17.0)
Minimum pension liability adjustment (net of tax of $0.6)	—	—	—	—	—	3.3	3.3	3.3
Translation adjustments, net	—	—	—	—	—	8.5	8.5	8.5

Comprehensive loss	—	—	—	—	—	—	—	(0.1)

Balance, November 30, 2004	382.8	—	449.3	(530.5)	(1.0)	14.0	314.6

Stock-based compensation	—	—	9.5	–—	—	—	9.5
Net income	—	—	—	139.5	—	—	139.5	139.5
Release of deferred gains in respect of derivative instruments (net of tax of $nil)	—	—	—	—	—	(0.6)	(0.6)	(0.6)
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	—	—	—	—	—	(4.1)	(4.1)	(4.1)
Minimum pension liability adjustment (net of tax of $0.7)	—	—	—	—	—	(2.5)	(2.5)	(2.5)
Translation adjustments, net	—	—	—	—	—	(6.1)	(6.1)	(6.1)

Comprehensive income	—	—	—	—	—	—	—	126.2

Exercise of share options	2.7	—	2.7	—	—	—	5.4

Balance, November 30, 2005	385.5	—	461.5	(391.0)	(1.0)	0.7	455.7

Stock-based compensation	—	—	6.2	—	—	—	6.2
Net income	—	—	—	236.7	—	—	236.7	236.7
Deferred gains in respect of derivative instruments (net of tax of $0.8)	—	—	—	—	—	4.0	4.0	4.0
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	—	—	—	—	—	0.3	0.3	0.3
Minimum pension liability adjustment (net of tax of $5.0)	—	—	—	—	—	(10.5)	(10.5)	(10.5)
Translation adjustments, net (net of $1.3 million gain realized on liquidation of a foreign entity)	—	—	—	—	—	13.0	13.0	13.0

Comprehensive income	—	—	—	—	—	—	—	243.5

Purchase of 914,800 Treasury Shares at market value	—	—	—	—	(16.5)	—	(16.5)
Exercise of share options	3.5	—	7.3	—	—	—	10.8

Balance, November 30, 2006	389.0	—	475.0	(154.3)	(17.5)	7.5	699.7

Accumulated other Comprehensive Income (Loss)

As at November 30 (in millions)	2006	2005	2004
	$	$	$
Minimum pension liability adjustment	(15.0)	(4.5)	(2.0)
Deferred gains on derivative instruments	4.2	0.2	0.8
Share of comprehensive gain (loss) of non-consolidated joint ventures	0.2	(0.1)	4.0
Translation adjustments, net	18.1	5.1	11.2

Total	7.5	0.7	14.0

a)	The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the fiscal year ended 30 November (in millions)	2006	2005	2004
	$	$	$
Cash flows provided by (used in) operating activities
Net income	236.7	139.5	5.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58.6	58.6	65.6
Amortization of dry-docking costs	14.8	12.5	11.7
Impairment of long-lived tangible assets	2.1	7.1	9.4
Equity in net income of non-consolidated joint ventures	(41.3)	(26.9)	(15.0)
Dividends from non-consolidated joint ventures	14.8	14.0	19.7
Minority interest in consolidated subsidiaries	7.3	10.4	4.7
Share based compensation charge	6.2	9.5	2.6
Deferred tax	4.1	2.8	(13.8)
Gain on sale of long-lived assets	(38.0)	(30.8)	(4.7)
Gain on sale of subsidiaries	(1.0)	(3.8)	(25.2)
Proceeds from insurance claim	(3.5)	—	—
Changes in operating assets and liabilities, net of acquisitions:
Trade receivables	(128.9)	(156.8)	146.4
Prepaid expenses, other current assets and long-term receivables	(29.1)	(7.4)	2.5
Net realized mark-to-market hedging transactions	4.0	(0.6)	(17.0)
Inventories and work-in-progress	0.6	(1.7)	3.1
Accounts payable and accrued liabilities	(5.1)	106.1	(134.3)
Advance billings	(56.0)	139.7	101.2
Accrued salaries and benefits	12.5	7.3	(1.1)
Other short-term and other long-term liabilities	(7.0)	8.5	5.9
Payments of dry-docking costs	(13.6)	(16.7)	(14.7)

Net cash provided by operating activities	38.2	271.3	152.1

Cash flows provided by (used in) investing activities
Cash acquired as a result of the consolidation of Sonamet and Sonacergy following adoption of FIN46R	—	—	32.8
Proceeds from sale of subsidiaries, net of cash disposed	1.7	19.9	36.6
Proceeds from sale of tangible assets	81.1	51.8	38.4
Proceeds from insurance claim	3.5	—	—
Purchase of tangible assets	(193.2)	(81.3)	(34.2)
Investment in non-consolidated equity investees	—	—	(4.9)
Advances to non-consolidated joint ventures	(11.5)	(1.9)	(5.2)
Repayments from non-consolidated joint ventures	1.1	—	3.3

Net cash (used in) provided by investing activities	(117.3)	(11.5)	66.8

Cash flows provided by (used in) financing activities
Bank overdraft	—	—	(2.5)
Repayments of existing bank credit facilities	—	(60.0)	(330.8)
Convertible Debt, net of issuance costs	490.8	—	—
Loan from minority interest shareholder	—	(0.2)	9.7
Share Buy Backs	(16.5)	—	—
Gross proceeds from share issuances	—	—	165.9
Fees related to share issuances	—	—	(10.9)
Exercise of share options	10.8	5.5	—
Dividends paid to minority interests	(16.3)	(16.6)	(3.9)

Net cash (used in) provided by financing activities	468.8	(71.3)	(172.5)

Effect of exchange rate changes on cash and cash equivalents	11.8	(7.5)	6.7

Net increase in cash and cash equivalents	401.5	181.0	53.1
Cash and cash equivalents at beginning of year	316.0	135.0	81.9

Cash and cash equivalents at end of year	717.5	316.0	135.0

The accompanying notes are an integral part of these Consolidated Financial Statements. Details of non-cash transactions are provided in Note 2 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

Note 1. The Group

Acergy S.A., a Luxembourg company, together with its subsidiaries (collectively, ‘us’) is one of the largest offshore services contractors in the world based on revenues. We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments.

The market for our services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

We changed our name to ‘Acergy S.A.’, at a meeting of shareholders on April 3, 2006 and the name change became effective on April 10, 2006.

Note 2. Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements, reported in US dollars, have been prepared in accordance with accounting principles generally accepted in the United States (‘US GAAP’), and include the accounts of all majority-owned companies in which we have operating control and which are not variable interest entities, as well as variable interest entities for which we are the primary beneficiary. All intra-group transactions and balances have been eliminated.

We have invested in several joint ventures. These include Nautical Vessels Pte Limited and SapuraAcergy Sdn Bhd (collectively ‘SapuraAcergy’), Seaway Heavy Lifting (‘SHL’), NKT Flexibles I/S (‘NKT Flexibles’), EPIC JV (‘EPIC’) and project-specific joint ventures. In these joint ventures, we have economic and voting interests of 17.5% to 50%.

We account for our investments in non-consolidated joint ventures under the equity method. We accrue losses in excess of the investment value for such entities only when we are committed to provide ongoing financial support to the joint ventures.

Up until May 31, 2004, the equity method was applied to Sonamet Industrial S.A.R.L. (‘Sonamet’), and Sonacergy Serviços E Construções Petrolíferas Lda (‘Sonacergy’), where we own 55% of the voting interest. This was because our ability to control the operation of the investee is restricted by the significant participating influence of the other main shareholder, Sociedade Nacional de Combustiveis de Angola—Sonangol U.E.E. (‘Sonangol’). Certain operating decisions require unanimous agreement of the Board, which has equal representation from the two principal joint venture partners.

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

We believe that both Sonamet and Sonacergy have the characteristics of VIEs, and that we are the primary beneficiary. Accordingly, we commenced accounting for these two entities as consolidated subsidiaries with effect from May 31, 2004, the date of our adoption of FIN 46R. No restatement of prior periods was required.

Notes to the Consolidated Financial Statements—(Continued)

Use of Estimates

The preparation of financial statements in conformity with US GAAP in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the financial statements and the reported amounts of revenues and expenses.

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

The financial reporting of our contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and income are subject to revisions as the contract progresses to completion and refinements in estimates are reflected in the period in which the facts that give rise to the revision become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date but before issuance of the financial statements is reflected in the financial statements. The positive (adverse) impact on gross profit from continuing operations of significant revisions to contract estimates was $74.2 million, $60.3 million and $43.8 million, in fiscal years 2006, 2005 and 2004, respectively. The adverse impact on income (loss) before income taxes from discontinued operations of significant estimates to contract estimates was $(18.7) million, $(15.4) million and $(27.7) million in fiscal years 2006, 2005 and 2004, respectively. The net effect of these revisions to basic earnings per share for continuing operations was $0.39, $0.32 and $0.28 in fiscal years 2006, 2005 and 2004, respectively. These effects also reflect adjustments recorded in respect of events, claim settlements and revisions of cost estimates, which took place during the time period between the fiscal year-end and the publication of our financial statements unless the underlying event is outside the normal exposure and risk aspects of the contract in which case if material the event is disclosed as a subsequent event in Note 28 to the Consolidated Financial Statements below.

Revenue Recognition

Long-term contracts are accounted for using the percentage-of-completion method. We apply Statement of Position 81-1 ‘Accounting for Performance of Certain Construction-Type Contracts’. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contract revenues and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of our revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. As at November 30, 2006 and November 30, 2005 no revenue relating to unagreed claims or disputed receivables was included in reported revenue or receivables that has not been subsequently collected in full.

During the course of multi-year projects the accounting estimate for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the

Notes to the Consolidated Financial Statements—(Continued)

period of change and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimate will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

We report our operating revenue on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19 ‘Reporting Revenue Gross as a Principal versus Net as an Agent’. We reported operating expenses of $1,729.7 million, $1,244.8 million and $954.8 million for the years ended November 30, 2006, 2005 and 2004, respectively, which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (e.g. procurement costs, cost of goods sold, and subcontract costs); personnel costs (e.g. salaries and benefit costs); vessel and equipment costs (e.g. vessel hire, equipment rental, maintenance and repair costs, mobilization costs, fuel, logistics and insurance costs); depreciation and amortization; and administrative costs for support embedded within projects.

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

Inventory

In determining the cost of inventory the weighted average cost method is used. Inventory is valued at the lower of cost and market value, with provisions made against slow-moving and obsolete items. Provisions for excess and obsolete items are analyzed at least annually on the basis of inventory counts, reviews of recent and planned inventory use, assessments of technical obsolescence, and physical inspections.

Discontinued Operations

We classify assets and disposal groups as discontinued operations in accordance with Statement of Financial Accounting Standard (‘SFAS’) No. 144 ‘Accounting for the Impairment or the Disposal of Long-lived Assets’, when the operations and the cash flows of the disposal group can be clearly distinguished, operationally and for financial reporting purposes, from the rest of our operations; the operations and cash flows of the asset and disposal groups are eliminated from ongoing operations; and there is no significant continuing involvement after the disposal transaction. In the period an asset or disposal group has been disposed of, or is classified as held for sale, the results of the operations are reported as discontinued operations in the current and prior periods. In accordance with EITF No. 87-24 ‘Allocation of Interest to Discontinued Operations’ we have allocated interest to discontinued operations. General corporate overheads are allocated to continuing operations.

Assets Held for Sale

We classify assets and disposal groups as being held for sale in accordance with SFAS No. 144, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the

Notes to the Consolidated Financial Statements—(Continued)

asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Long-lived Tangible Assets

Tangible assets are recorded at cost. Interest costs incurred between the date that financing is provided for a qualifying asset and the date that the asset is ready for use are capitalized. For the fiscal year ended November 30, 2006 $nil of interest was capitalized (2005: $0.3 million, 2004: $nil).

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

Depreciation and amortization expense from continuing operations was $58.6 million for the fiscal year ended November 30, 2006 (2005: $56.9 million, 2004: $60.6 million).

Depreciation and amortization expense from discontinued operations was $nil million for the fiscal year ended November 30, 2006 (2005: $1.7 million, 2004: $5.0 million).

Dry-docking Costs

Dry-docking costs are capitalized and amortized over the period between vessel dockings, which is typically between two and five years. Amortization of capitalized dry-docking costs from continuing operations was $14.8 million for the fiscal year ended November 30, 2006 (2005: $11.6 million, 2004: $9.5 million). The unamortized portion of capitalized dry-docking costs for the year ended November 30, 2006 of $28.5 million (2005: $31.2 million) is included in ‘Deposits and non-current prepayments and receivables’ in the Consolidated Balance Sheets.

Maintenance and repair costs from continuing operations, which are expensed as incurred, were $59.5 million for the fiscal year ended November 30, 2006 (2005: $48.1 million, 2004: $36.9 million).

Impairment of Long-lived Assets and Intangible Assets with Finite Lives

In accordance with SFAS No. 144, long-lived assets and intangibles with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In performing the review for impairment, we estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the undiscounted future cash flow is less than the carrying

Notes to the Consolidated Financial Statements—(Continued)

amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using our weighted average cost of capital.

Other Intangible Assets

Intangibles with indefinite lives are not amortized, but tested for impairment annually or whenever impairment indicators arise.

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

Income Taxes

We account for income taxes in accordance with SFAS No. 109 ‘Accounting for Income Taxes’, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that we believe, based upon all available evidence, is more likely than not to be realized. We operate in many countries and are therefore subject to the jurisdiction of numerous tax authorities as well as cross-border tax treaties concluded between governments. Our operations in these countries are taxed on different bases: net income, deemed profit (generally based on the revenue) and withholding taxes based on revenue. In the normal course of our business our tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where it has operations. We have received assessments from tax authorities and they are at various stages of appeal. We believe we have defenses against the issues being raised and have provided for the tax when information available prior to the issuance of the financial statements indicates it is probable that the liability has been incurred at the date of the financial statements and the amount of the tax can be reasonably estimated. There can be no assurance that the eventual outcome will be in line with the position we have currently taken. We intend indefinitely to reinvest the unremitted earnings of our foreign subsidiaries incorporated in those countries which impose withholding or remittance taxes, and accordingly have made no provision for withholding and remittance taxes that would be due if such remittances were made.

Debt Costs

Costs incurred in connection with issuance of debt, such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortized over the life of the debt as additional interest.

Notes to the Consolidated Financial Statements—(Continued)

Convertible Notes

We account for our Convertible Notes in accordance with APB No. 14: Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants and therefore no portion of the proceeds from the issuance of the Convertible Notes is attributed to the conversion feature. The costs incurred in connection with the issuance of the Convertible Notes are treated as a deferred debt cost and amortized over the life of the Convertible Notes. If the Convertible Notes are converted at the option of the holders the deferred debt cost will be expensed immediately.

Restructuring Charges

We account for restructuring charges in respect of existing post-employment plans, which includes statutory legal requirements to pay redundancy costs, under SFAS No. 112 ‘Employer’s Accounting for Post-Employment Benefits’. In these circumstances, we recognize a provision for redundancy costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a ‘one-time’ involuntary nature we apply SFAS No. 146 ‘Accounting for Costs Associated with Exit and Disposal Activities’. This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property. We provide for these costs at fair value at the date the termination plans are communicated to employees and when we are committed to the plan, and it is unlikely that significant changes will be made to the plan.

Recognition of Provisions for Contingencies

We, in the ordinary course of business, are subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 ‘Accounting for Contingencies’, as interpreted by FASB Interpretation No. 14 ‘Reasonable Estimation of the Amount of a Loss’, if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide the lower amount of the range. Legal costs are expensed as incurred.

We also provide for warranty costs arising in relation to our long-term contracts if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. The movements in the warranty provisions are summarized below:

For the fiscal year ended November 30 (in millions)	2006	2005
	$	$
Balance at the beginning of the year	—	6.5
Charged during the year	0.7	2.4
Released during the year	—	(8.9)

Balance at the end of the year	0.7	—

Research and Development Expenditure

The costs of research and development are expensed as incurred.

Notes to the Consolidated Financial Statements—(Continued)

Minority Interest

We record minority interest expense, which reflects the portion of the earnings of the consolidated operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying Consolidated Financial Statements primarily represent the share of minority partners’ interest of 33 1/3% in Alto Mar Girassol, and 45% in both Sonamet and Sonacergy.

Treasury Shares

Capital stock acquired that is not retired is carried at cost and reflected as a separate reduction of shareholders’ equity. As at November 30, 2006 1,793,921 Common Shares (2005: 879,121 Common Shares) were held as Treasury Shares. 879,121 Common Shares are held by an indirect, wholly-owned subsidiary of Acergy S.A.

Earnings per Share

Earnings per share are computed using the weighted average number of Common Shares and Common Share equivalents outstanding during each period. In accordance with the ‘if-converted’ method in SFAS No. 128, ‘Earnings per Share’, the Convertible Notes are included in the diluted earnings per share if the effect is dilutive regardless of whether the conversion price has been met. If the effect is dilutive the Convertible Notes are included in the weighted average number of Common Shares and Common Share equivalents from the beginning of the period or date of issue if later.

Share-Based Compensation

We adopted SFAS No.123 (revised 2004) ‘Share-Based Payments’ (‘SFAS No.123(R)’) from December 1, 2005 using the modified prospective application method. Accordingly, we did not restate our previously issued results for the portion of awards that had vested at the date of adoption and future periods include accrued compensation expense reflecting a portion of the fair value of the unvested options. Compensation expense is based on the fair value of an award at the date of grant and is recognized over the requisite service period using the graded vesting attribution method. The determination of the grant date of all options is based on the date of approval by the Compensation Committee.

Prior to the adoption of SFAS No.123(R) we accounted for our stock options using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 ‘Accounting for Stock Issued to Employees’ (‘APB No. 25’). Accordingly, compensation costs of stock options were measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price and were charged to operations over the vesting period using the graded vesting attribution method. For plans where the measurement date occurred after the grant date, referred to as variable plans, compensation cost was prior to December 1, 2005 remeasured on the basis of the current market value of our stock at the end of each reporting period for the periods prior to adoption of SFAS 123(R). For all periods presented here we recognize compensation expense for variable plans with performance conditions if achievement of those conditions becomes probable.

As required by SFAS No. 123 ‘Accounting for Stock-Based Compensation’ (‘SFAS No. 123’), we have included below the required pro forma disclosures for the periods prior to adoption of SFAS 123(R) as if the fair-value method of accounting had been applied.

As required by SFAS No.123, our net income (loss) would be changed to the following pro forma amounts if the fair-value method of accounting had been applied. The compensation cost is charged to operations using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan (‘SMIP’), which are charged to operations on a straight-line basis.

Notes to the Consolidated Financial Statements—(Continued)

For the fiscal year ended November 30 For the fiscal year ended 30 November (in millions, except per share data)	2005	2004
	$	$
Net income, as reported	139.5	5.1
Add back: SMIP cost expensed as per APB Opinion No. 25, net of tax	9.5	2.6
Total stock-based employee compensation expense determined under the fair value method, net of tax	(5.1)	(4.4)
Net income pro forma	143.9	3.3

Income per share, as reported:
Basic	0.73	0.03
Diluted	0.71	0.03
Income per share pro forma:
Basic	0.75	0.02
Diluted	0.74	0.02

Foreign Currency Translation

We are incorporated in Luxembourg and given the nature of our business we operate in a US dollar economic environment. Our reporting currency is the US dollar. The functional currencies of the companies that comprise the Acergy Northern Europe and Canada segment are dependent upon the geographical location of the activities and are either Norwegian krone, British pound sterling, Canadian dollar, or US dollar. The US dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies of the most significant subsidiaries are the Euro and US dollar. We believe that the US dollar is the currency of the primary economic environment in which we operate.

Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in ‘Foreign currency exchange (losses) gains, net’ in the accompanying Consolidated Statements of Operations except for those arising on ‘Trade receivables’ and ‘Accounts payable and accrued liabilities’ balances which are classified as ‘Operating expenses’. In accordance with SFAS No. 52 ‘Foreign Currency Translation’, unrealized foreign exchange gains and losses on revaluation of long-term intra-group balances, which are not planned or anticipated to be settled in the foreseeable future, are included within ‘Accumulated Other Comprehensive Income’ (‘OCI’).

We translate the financial statements of our subsidiaries from their functional currencies (usually local currencies) into US dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a separate component of OCI as ‘Translation adjustments, net’ in the accompanying Consolidated Statements of Shareholders’ Equity.

Derivatives and Hedging Activities

We operate in a large number of countries throughout the world and, as a result, are exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business.

We do not enter into open speculative positions. We account for derivatives (foreign exchange forward and swap contracts) in accordance with SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Hedging effectiveness is

Notes to the Consolidated Financial Statements—(Continued)

measured quarterly using the dollar-offset method applied on a cumulative basis. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in OCI in the Consolidated Balance Sheets until the hedged item affects earnings, and ineffective or excluded portions of changes in the fair value are recognized in the Consolidated Statements of Operations – ‘Foreign currency exchange (losses) gains, net’ as they arise. If the derivative instrument is terminated or settled prior to the expected maturity or realization of the underlying hedged item or if the hedging relationship is otherwise terminated, hedge accounting is discontinued prospectively.

Supplemental Cash Flow Information

The following table sets forth non-cash financing and investing activities and selected cash flow information. The table summarizes the following non-cash transactions: in fiscal year 2004, the conversion of Class B Shares into Common Shares; the conversion of the Stolt-Nielsen S.A. (‘SNSA’) Subordinated Note into Common Shares; the replacement of existing bank credit lines with a new facility; and the settlement of proceeds due from the Lobito Yard disposal via offset against other working capital balances. In fiscal year 2005, it includes the non-cash proceeds on disposal of Paragon Engineering Services, Inc. There were no such non-cash transactions in fiscal year 2006.

The following table also discloses interest and income taxes paid for all three fiscal years.

For the fiscal year ended November 30 (in millions)	2006	2005	2004
	$	$	$
Non-cash activities:
Conversion of Class B Shares into Common Shares	—	—	(68.0)
Conversion of SNSA Subordinated Note by issuance of 22.7 million Common Shares	—	—	(50.0)
Drawdown of bank credit lines	—	—	60.0
Fees on drawdown of credit lines	—	—	(5.8)
Replacement of existing bank credit facilities	—	—	(54.2)
Settlement of disposal of Lobito Yard assets	—	—	5.4
Non cash proceeds on disposal of Paragon Engineering Services, Inc.	—	(4.4)	—

Other selected cash flow information:
Interest paid	(1.5)	(4.0)	(14.0)
Income taxes paid	(65.5)	(19.3)	(16.0)

Impact of Recently Issued but not yet Adopted New Accounting Standards

Uncertain Tax Positions

In July 2006, the Financial Accounting Standards Board (‘FASB’) issued FASB Interpretation No. 48, (‘FIN 48’) ‘Accounting for Uncertainty in Income Taxes’ to clarify the accounting for uncertain tax positions stated in FASB Statement No. 109 ‘Accounting for Income Taxes’. The guidance provides a two step process for the evaluation of a tax position under FIN 48. The first requirement is to recognize a tax position reported or expected to be reported in a tax return only if the position is more likely than not to be able to sustain an examination based on technical merits presuming that the position will be examined by the relevant taxing authority who will have full knowledge of all relevant information. The second is to measure the tax position which meets the recognition criteria above at the highest value of the benefit which is more likely than not to be recognized upon ultimate settlement.

Notes to the Consolidated Financial Statements—(Continued)

FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition issues. As FIN 48 is effective for fiscal years beginning after December 15, 2006 it is effective for us in the fiscal year beginning December 1, 2007. We are currently assessing the effects of FIN 48 and have not yet determined the impact on adoption of this interpretation on our financial statements.

Post-Retirement Benefit Plans

In September 2006, the FASB issued Statement of Financial Accounting Standards (‘SFAS’) No. 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)’. This statement requires an entity to recognize the over-funded or under-funded status of its post-retirement benefit plan(s) as an asset or a liability in its financial statements. The transition date for recognition of an asset or liability related to the funded status of an entity’s plan(s) and the disclosure provisions are effective for fiscal years ending December 15, 2006 and are effective for us in the fiscal year ending November 30, 2007. If we had adopted the recognition provisions of SFAS No.158 as at November 30, 2006 we would have been required to recognize an additional pre-tax liability for our under-funded status of $11.7 million. A resulting adjustment to the closing balance of Accumulated OCI net of deferred tax, would also have been recorded for those amounts not included in net periodic benefit cost.

International Financial Reporting Standards

Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted us an exemption from the requirement to adopt International Financial Reporting Standards (‘IFRS’) until the accounting period beginning on or after January 1, 2007. We will be adopting IFRS on December 1, 2007 in preparation for our Consolidated Financial Statements for fiscal year ending November 30, 2008 and will commence preparation of comparative Consolidated Financial Results on December 1, 2006 for fiscal year ending November 30, 2007. US GAAP will continue to be the primary reporting framework for us up to and including the year ended November 30, 2007.

Note 3. Discontinued Operations

The amount of revenues and pre-tax losses reported in discontinued operations were as follows:

For the fiscal year ended November 30 (in millions)	2006	2005	2004
	$	$	$
Revenues from discontinued operations(a)	66.6	222.6	142.3
Interest expense allocated to discontinued operations	—	0.3	0.6
Income (loss) from discontinued operations before taxation	(18.2)	6.0	(39.8)
Gain on disposal of discontinued operations before taxation	35.1	27.1	—
Income tax provision	(1.1)	—	—

Income (loss) from discontinued operations	15.8	33.1	(39.8)

a)	Income from discontinued operations by segment is given in Note 20 ‘Segment and Related Information’ below.

During the fiscal year ended November 30, 2005 as part of our decision to re-focus Acergy North America and Mexico operations on our core expertise of deepwater Subsea Umbilicals, Risers and Flowlines (‘SURF’) we identified for disposal a number of our assets in the Inspection, Maintenance and Repair (‘IMR’) and Conventional segments. The ships and barges offered for sale were the Seaway Defender, American Constitution, American Star, American Triumph, American Victory, American Diver, American Liberty, Seaway Kestrel and the DLB801.The shore support bases at Fourchon and Port of Iberia in the state of Louisana in USA and the equipment at these bases were also offered for sale.

Notes to the Consolidated Financial Statements—(Continued)

An asset purchase agreement to sell the above assets for $122.9 million in cash was signed April 11, 2005 with Cal Dive International Inc., (‘Cal Dive’). The agreement was later amended on October 31, 2005. The first seven ships listed above and the shore support bases and equipment at these bases were sold to Cal Dive on October 31, 2005 for a total of $42.5 million cash and resulted in a gain of $27.1 million. The sale of the derrick lay-barge DLB801 and the reel and pipelay ship Seaway Kestrel was completed on January 9, 2006 and March 15, 2006 respectively for a total of $80.4 million cash and resulted in a gain of $35.1 million.

Discontinued operations in fiscal year 2006 represents the results of Conventional projects offshore Trinidad and Tobago that were in progress at the date of the agreement with Cal Dive. After the 2005 year-end, the Seaway Kestrel and the DLB801 continued with their specific work programs to complete the remaining scope of work on the these projects offshore Trinidad and Tobago up to the dates they were sold to Cal Dive after which third-party assets were contracted to finalize these projects. The one project remaining at November 30, 2006 was completed in the first quarter of fiscal year 2007. The related discontinued operations will cease during fiscal year 2007.

Note 4. Restricted Cash Balances

Restricted cash balances comprise both funds held in a separate bank account, which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. Restrictions on cash that expire after more than one year are classified under non-current assets. There are no other significant conditions on the restricted cash balances.

Note 5. Trade Receivables

Trade receivables as at November 30, 2006 of $546.1 million (2005: $378.6 million) are net of allowances for doubtful accounts of $2.4 million (2005: $5.6 million). Included in trade receivables as at November 30, 2006 was $187.1 million (2005: $70.0 million) of unbilled receivables relating to revenue recognized on the basis of the percentage-of-completion method. As at November 30, 2006, the amounts withheld by clients as retentions were $24.5 million (2005: $14.1 million). Retention constitutes an amount of trade receivables withheld by a client as a guarantee, to be paid on project completion.

As at November 30, 2006 and November 30, 2005, no material amounts were included under trade receivables that were under dispute.

Concentration of Credit Risk

Substantially all of our trade account receivables are from companies in the oil and gas exploration and production sector. We perform ongoing credit evaluations of our clients’ financial condition and limit the amount of credit extended when deemed necessary but generally require no collateral.

As at November 30, 2006, accounts receivable include $115.8 million (2005: $51.0 million) in respect of the largest client and $69.0 million (2005: $43.1 million), in respect of the second largest client.

Note 6. Inventories and Work-in-progress

Inventories and work-in-progress are stated at the lower of cost or market value and comprise the following:

As at November 30 (in millions)	2006	2005
	$	$
Materials and spares	15.0	12.7
Consumables	8.5	8.3
Work-in-progress	—	2.3

Total	23.5	23.3

Notes to the Consolidated Financial Statements—(Continued)

Note 7. Employee Loans

Included in prepaid expenses and other current assets are loans to employees of $1.4 million in fiscal year 2006 (2005: $1.3 million). These consist primarily of salary and travel advances to a large number of employees in furtherance of our business.

Note 8. Assets Held for Sale

Assets held for sale as at November 30, 2006 were as follows:

•

J-Lay tower, in Acergy Africa and Mediterranean, which is expected to be sold to our Joint Venture, SapuraAcergy, as part of the shareholders agreement, for proceeds of $18.0 million. The sale is expected to be completed in the first half of fiscal year 2007.

As at November 30, 2006, our disposal groups held for sale comprised assets of $16.7 million (2005: $42.8 million), which are detailed as follows:

Assets held for sale As at November 30 (in millions)	J-Lay Tower	2006	2005
	$	$	$
Inventories and work-in-progress	—	—	0.5
Net long-lived tangible assets	16.7	16.7	41.3
Deposits and non-current receivables	—	—	1.0

Total assets held for sale	16.7	16.7	42.8

The allocation of assets held for sale by us was as follows:

Segment As at November 30 (in millions)	2006 Assets	2006 Liabilities	2005 Assets	2005 Liabilities
	$	$	$	$
Acergy Africa and Mediterranean	16.7	—	—	—
Acergy North America and Mexico	—	—	41.9	—
Acergy Asia and Middle East	—	—	0.2	—
Acergy Corporate	—	—	0.7	—

Total assets held for sale	16.7	—	42.8	—

In fiscal year 2003, we identified a number of assets and businesses which we no longer considered essential to be owned or performed by us in-house in order to execute core operations. Services such as surface welding and Remotely Operated Vehicles (‘ROV’) drill support services are not central to our focus on the SURF market. Nevertheless, such services will remain part of our project bidding and when clients in the future require such services, we will purchase them from third parties. A divestment program was commenced in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

Furthermore, we have reorganized our engineering functions and integrated them into our regional structure. This involved the retention and reallocation of approximately 100 engineers from the Paragon Companies (comprised of Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc.). Consequently we no longer require engineering services that previously had been provided by the Paragon Companies.

Notes to the Consolidated Financial Statements—(Continued)

The disposition of the business and assets, which were held for sale as at November 30, 2005 were as follows:

•

The Seaway Kestrel, a diving support and reel pipelay ship, in Acergy North America and Mexico, which forms part of the sale of assets to Cal Dive (see Note 3 ‘Discontinued Operations’ above). The sale was completed on March 15, 2006 for proceeds of $39.9 million resulting in a gain of $18.7 million.

•

The DLB 801 a derrick lay-barge, in Acergy North America and Mexico, and is also part of the sale to Cal Dive (see Note 3 ‘Discontinued Operations’ above). The sale was completed on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million.

•

A steel catenary riser puller (‘SC Riser’), in Acergy Corporate, was expected to be sold in the first half of fiscal year 2006 for proceeds of $0.7 million following the receipt of an offer. This transaction did not ultimately occur and the related fixed assets were fully impaired in fiscal year 2006.

•

Two small barges in Acergy Asia and Middle East were identified as ‘Assets held for sale’ because of their age and high maintenance and repair costs. They were sold, one barge on January 9, 2006 and the other one on February 20, 2006, for aggregate cash proceeds of $0.2 million resulting in a gain before taxation of $0.1 million.

The following tables show the results of the sales of long-lived tangible assets and subsidiaries during fiscal years 2006, 2005 and 2004:

In fiscal year 2006:

Long-lived Tangible Assets Sold As at November 30, 2006 (in millions)	Net Book Value	Proceeds		Gain
	$	$		$
Continuing Operations:
Nigerian Shallow Water Ships (American Pride and American Independence)	0.4	3.3		2.9
Other Long-lived Assets	0.6	0.6		0.0

Total from Continuing Operations	1.0	3.9		2.9
Discontinued Operations:
Acergy North America and Mexico ships (DLB 801 and Seaway Kestrel)	42.1	77.2	(a)	35.1

Total including Discontinued Operations	43.1	81.1		38.0

a)	$77.2 million were the net proceeds after deducting the $3.2 million of selling expenses from the cash proceeds of $80.4 million from the sale of the derrick lay barge DLB 801 ($40.5 million) and the sale of the reel pipe-lay ship Seaway Kestrel ($39.9 million).

Subsidiaries Sold As at November 30, 2006 (in millions)	Net Book Value	Proceeds	Gain (loss)
	$	$	$
Shallow water diving business SCS Nigeria Ltd	0.5	2.2	1.7
Cost related to the liquidation of entities		(0.7)	(0.7)

Total	0.5	1.5	1.0

Notes to the Consolidated Financial Statements—(Continued)

In fiscal year 2005:

Long-lived Tangible Assets Sold As at November 30, 2005 (in millions)	Net Book Value	Proceeds	Gain
	$	$	$
Continuing Operations:
Trenching and Ploughing Assets	2.8	5.1	2.3
Handil Base	0.9	2.1	1.2
Other long-lived assets	1.9	2.1	0.2

Total from Continuing Operations	5.6	9.3	3.7
Discontinued Operations:
Acergy North America and Mexico ships and bases	15.4	42.5	27.1

Total including Discontinued Operations	21.0	51.8	30.8

Subsidiaries Sold As at November 30, 2005 (in millions)	Net Book Value	Proceeds	Gain
	$	$	$
Paragon Engineering Services, Inc.	25.5	27.6	2.1
National Hyperbaric Centre Ltd	0.6	2.3	1.7

Sub-Total	26.1	29.9	3.8
Non-cash proceeds		(4.4)
Cash included in above disposals		(5.6)

Total		19.9

In fiscal year 2004:

Long-lived Tangible Assets Sold As at November 30, 2004 (in millions)	Net Book Value	Proceeds	Gain (loss)
	$	$	$
Continuing Operations:
ROV’s	23.3	25.3	2.0
Ships	8.2	9.3	1.1
Other fixed assets	2.0	3.8	1.8
Lobito Yard assets	5.6	5.4	(0.2)

Total from Continuing Operations	39.1	43.8	4.7
Non-cash proceeds(a)		(5.4)

Total from Continuing Operations		38.4

a)	The proceeds of the sale of the Lobito Yard assets were paid by an offset against other working capital balances.

Notes to the Consolidated Financial Statements—(Continued)

Subsidiaries Sold As at November 30, 2004 (in millions)	Net Book Value	Proceeds	Gain (loss)
	$	$	$
Serimer DASA	12.1	38.2	26.1
Paragon Litwin	0.9	—	(0.9)

Sub-Total	13.0	38.2	25.2
Cash included in above disposals		(1.6)

Total		36.6

Note 9. Tangible Long-lived Assets, Net

Tangible assets comprise the following:

As at November 30 (in millions)	2006 Gross value	2006 Accumulated depreciation	2006 Net book value	2006	2005 Gross value	2005 Accumulated depreciation	2005 Net book value	2005
	$	$	$	%	$	$	$	%
Construction support ships	586.3	(254.4)	331.9	52	522.1	(244.3)	277.8	61
Operating equipment	443.7	(169.4)	274.3	42	301.4	(146.5)	154.9	34
Land and buildings	41.7	(12.7)	29.0	4	29.3	(10.2)	19.1	4
Other assets	24.9	(14.5)	10.4	2	17.2	(11.3)	5.9	1

Total	1,096.6	(451.0)	645.6	100	870.0	(412.3)	457.7	100

Impairments of Long-lived Tangible Assets in Fiscal Year 2006

In fiscal year 2006 we recorded impairment charges from continuing operations totaling $2.1 million in respect of our long-lived assets, as set forth below:

Under-utilized Mobile Equipment—$2.1 million

An impairment charge was recorded in the third quarter of fiscal year 2006 of $0.7 million which comprised $0.1 million impairment charge related to a 120 tonne tensioner experiencing a low utilization level and $0.6 million impairment charge related to a winch used to pull in SC Risers and flexibles which the client declined to purchase for which there was no alternative use.

A further impairment charge was recorded in the fourth quarter of fiscal year 2006 for $1.4 million for a second winch used to pull in SC Risers and flexibles. This was fully impaired as it became apparent that the technical requirements for a project execution had changed and no further use was expected for this type of winch.

Impairments of Long-lived Tangible Assets in Fiscal Year 2005

In fiscal year 2005 we recorded impairment charges from continuing operations totaling $7.1 million in respect of our long-lived assets, as set forth below:

Warri Yard—$5.4 million

Our fabrication yard in Warri, Nigeria was identified to be underutilized during the preparation of the 2006 operating budget in October 2005. An impairment charge of $5.4 million, based on fair value calculations using discounted cash flows, was recorded in the fourth quarter of fiscal year 2005 to reduce the net book value of this asset to $nil.

Notes to the Consolidated Financial Statements—(Continued)

Under-utilized Mobile Equipment—$1.5 million

An impairment charge was recorded in the third quarter of fiscal year 2005 for the SC Riser. This equipment, which is one of two risers owned by us, is installed on a client’s vessel. The net book value of $1.7 million was adjusted for an impairment charge of $1.0 million following receipt of an offer by the client and the equipment was reported as an ‘Asset held for sale’ as at November 30, 2005.

In the fourth quarter of fiscal year 2005, the Matis 3, a pipeline tie-in system, was stored and no job had been identified for this equipment during the 2006 budget process in October 2005. We recorded an impairment charge of $0.5 million to reduce the net book value to $nil.

Nanterre Office Furniture—$0.2 million

In January 2006, Acergy Africa and Mediterranean relocated its office from Nanterre to Suresnes, near Paris. This decision made in fiscal year 2005, triggered an impairment charge of $0.2 million for the furniture in the Nanterre office which we decided could not be transferred to the new office in Suresnes.

Impairments of Long-lived Tangible Assets in Fiscal Year 2004

In fiscal year 2004 we recorded impairment charges from continuing operations totaling $9.4 million in respect of our long-lived assets, as set forth below:

Ships and Other Offshore Equipment—$4.2 million

An impairment charge of $1.9 million was recorded in the second quarter of fiscal year 2004 in respect of the Seaway Explorer on the basis of the negotiations for its sale. The sale was subsequently completed in the third quarter of fiscal year 2004. The carrying values of a number of other assets were reassessed and impairments recorded in the second and third quarters of fiscal year 2004 when market valuations were updated. These included the Saturation Dive System on the Acergy Condor, the Acergy Legend, the Seaway Kestrel, and the Deep MATISTM system.

Under-utilized Mobile Equipment—$5.2 million

During the preparation of the 2005 annual operating budget and three-year plan in October 2004, our senior management assessed the level of expected future utilization of all our long-lived assets in light of the business strategies established in management’s business plan, and a number of assets we expected to be underutilized in management’s revised plans. The major items included an ROV, and three trenchers/ploughs. We estimated that future cash flows attributable to these assets were less than their carrying values and an impairment charge was recorded on the basis of fair value calculations performed by us, using either discounted cash flows or an estimate of fair value based on offers received for the sale of the assets.

Note 10. Other Intangible Assets

There were net intangible assets of $4.1 million as at November 30, 2006 (2005: $4.3 million) and $3.4 million (2005: $3.6 million) of this balance related to Sonamet, which was consolidated for the first time as at May 31, 2004. This was the fair value of a lease access premium for the Lobito Yard in Angola at favorable rates. As at November 30, 2006, this intangible asset had a gross value of $4.7 million, accumulated amortization of $1.3 million and a useful life of 18 years as of the first date of consolidation. The amortization expense for the fiscal year ended November 30, 2006 was $0.3 million (2005: $0.3 million and 2004: $0.8 million).

Notes to the Consolidated Financial Statements—(Continued)

The amortization is expected to be $0.3 million for fiscal year 2007 and for each of the following four years thereafter.

Note 11. Investments in and Advances to Non-consolidated Joint Ventures

Investments in joint ventures for fiscal year 2006 were $68.2 million, an increase of $40.4 million compared to fiscal year 2005 as follows:

As at November 30 (in millions)	Geographical Location	Acergy Business Segment	Ownership	2006	2005
			%	$	$
Mar Profundo Girassol (‘MPG’)	West Africa	Africa & Mediterranean	50	0.8	2.2
Dalia FPSO	West Africa	Africa & Mediterranean	17.5	2.7	0.3
Acergy/Subsea 7	Norway	Northern Europe & Canada	50	6.3	2.1
Kingfisher D.A.	Norway	Northern Europe & Canada	50	0.1	0.1
EPIC JV	Norway	Northern Europe & Canada	50	—	—
SapuraAcergy	Malaysia	Asia and Middle East	50	9.9	—
Seaway Heavy Lifting (‘SHL’)	Cyprus	Corporate	50	27.5	12.1
NKT Flexibles I/S (‘NKT Flexibles’)	Denmark	Corporate	49	20.9	11.0

Total				68.2	27.8

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2006 and 2005 respectively.

For the fiscal year ended November 30 (in millions)	2006	2005
	$	$
Opening Balance	27.8	23.6
Share in net income of joint ventures and associates	41.3	26.9
Dividends distributed to the group	(14.8)	(14.0)
Increase in investment	11.5	—
Reclassification of negative equity balance as liabilities	—	(2.9)
Impact of currency translation	2.2	(1.5)
Change in fair value of derivative instruments	0.2	(4.3)

Closing Balance	68.2	27.8

Share in Net Income of Non-consolidated Joint Ventures and Associates

For the fiscal year ended November 30 (in millions)	2006	2005	2004
	$	$	$
Mar Profundo Girassol	0.5	5.2	(3.1)
Dalia FPSO	2.0	1.8	(1.7)
Acergy/Subsea 7(a)	16.7	7.3	3.5
Kingfisher D.A.	—	3.9	0.6
EPIC JV	—	0.1	7.8
SapuraAcergy	(1.6)	—	—
Seaway Heavy Lifting Limited	15.5	8.5	5.9
NKT Flexibles I/S	8.2	0.1	(5.0)
Sonamet/Sonacergy(b)	—	—	7.0

Total	41.3	26.9	15.0

Notes to the Consolidated Financial Statements—(Continued)

a)	Includes the result of FTP By-Pass project contributing $9.1 million in fiscal year 2006 (2005: nil and 2004: nil).
b)	Excludes Sonamet and Sonacergy data for the fiscal years ended November 30, 2006 and 2005 and the last six months for fiscal year ended November 30, 2004. In accordance with FIN 46R both Sonamet and Sonacergy have been accounted for as consolidated subsidiaries since May 31, 2004. Until that date they were accounted for using the equity method because our ability to control the operation of the investees was restricted by the significant participating interest held by another party.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributed to the Group

In fiscal year 2006 we received a total of $14.8 million dividend from three joint ventures (two with Acergy/Subsea 7 and one with MPG). Total dividends of $14.0 million were received in fiscal year 2005 from three joint ventures (EPIC JV, Acergy/Subsea 7 and Kingfisher D.A.).

Consolidation Impact of Sonamet and Sonacergy

Sonamet and Sonacergy ceased to be accounted for using the equity method on May 31, 2004, when we adopted FIN 46R. Our share of the net assets of the joint ventures was $27.1 million as at May 31, 2004.

Increase in Investment

In 2006 we invested in two new joint ventures with SapuraCrest Petroleum, in Acergy Asia and Middle-East. The investment amounted to $11.0 million in the entity owing the ship being built, the Sapura 3000 and $0.5 million in the operating entity.

On March 25, 2004, we made cash investment of $4.9 million in NKT Flexibles. In the same month, NKT Flexibles repaid $3.3 million of short-term debt to us. During the fiscal year 2004 we made additional short-term advances to NKT Flexibles totaling $5.7 million, against which a full provision for doubtful recovery was recorded as at November 30, 2004, as we did not believe it was probable of collection. In fiscal year 2005 this provision was released on the basis of improved forecast future cash flows of NKT Flexibles, which indicate that advances made to NKT Flexibles will be repaid in full. No further investments were made in any of the joint ventures during fiscal year 2005, but additional loans of $2.0 million were made to NKT Flexibles bringing the total shown under other current assets to $7.7 million as at November 30, 2005.

Reclassification of Negative Equity Balance as Liabilities

We accrue losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture. Our share of any net liabilities of joint ventures is classified in accounts payable and accrued liabilities. Accordingly, a $2.9 million reclassification was recorded in fiscal year 2004 in respect of our share of liabilities arising from a warranty claim from MPG’s client. In fiscal year 2005 an agreement was reached on the warranty claim with the client and the provision was released.

Impact of Currency Translation

This relates to the translation of our investment in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles.

Notes to the Consolidated Financial Statements—(Continued)

Change in Fair Value of Derivative Instruments

This item is our share of the movement in fair values of forward contracts taken out during fiscal years 2003 to 2006 by the Dalia joint venture. This is reported through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met.

Summarized Financial Information

Summarized financial information for our non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures’ financial statements, is as follows:

Aggregated Income Statement Data for Non-Consolidated Joint Ventures

For the fiscal year ended November 30 (in millions)	2006	2005	2004(a)
	$	$	$
Net operating revenue	523.1	405.4	589.7
Gross profit	193.2	100.4	45.4
Net income	111.1	68.2	30.2

a)	Excludes Sonamet and Sonacergy data for the fiscal years ended November 30, 2006 and 2005 and for the last six months of fiscal year ended November 30, 2004.

Balance Sheet Data

As at November 30 (in millions)	2006	2005
	$	$
Current assets	348.0	239.7
Non-current assets	190.9	34.5
Current liabilities	232.0	201.9
Long-term liabilities	125.0	—

Transactions with Joint Ventures

For commercial reasons, we have structured certain contractual services through our joint ventures.

The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions with us in 2006, 2005 and 2004, respectively: charter hire of $12.5 million, $10.0 million and $8.7 million and other expenses including general and administrative charges of $43.4 million, $33.1 million and $35.0 million.

In fiscal year 2006, our non-consolidated joint ventures received $40.2 million in respect of goods and services provided to us (2005: $20.2 million, 2004: $3.0 million). The Sonamet joint venture prior to its inclusion in the Consolidated Financial Statements received revenue of $6.3 million in fiscal year 2004, from us.

The balance sheet data includes amounts payable to joint ventures by us of $1.2 million and $nil and short-term amounts receivable by us of $11.6 million and $8.7 million and long-term amounts receivable by us of $11.0 million and $nil as at November 30, 2006 and 2005, respectively.

Notes to the Consolidated Financial Statements—(Continued)

Details of guarantees provided to third parties by us in respect of performance by joint ventures are disclosed in Note 27 ‘Guarantees’ below.

Note 12. Income Taxes

The income tax (provision) benefit, which is in respect of continuing operations and arises in foreign jurisdictions outside Luxembourg, is as follows:

For the fiscal year ended November 30 (in millions)	2006	2005	2004
	$	$	$
Current	(69.5)	(10.1)	(23.0)
Deferred	(4.1)	(2.8)	13.8

Income tax (provision) benefit	(73.6)	(12.9)	(9.2)

For the year ended November 30, 2006, $(17.4) million was credited as tax to other comprehensive income (2005: $0.7 million and 2004: $nil).

In addition to the above, we recorded a $1.1 million current tax charge on discontinued operations (2005:$nil, 2004:$nil).

Deferred tax assets and deferred tax liabilities as at November 30, 2006 and 2005 are as follows:

As at November 30 (in millions)	2006	2005
	$	$
Deferred tax assets:
Net Operating Losses carried forward	52.1	59.0
Accrued expenses and provisions not currently deductible	57.9	60.2
Tangible asset temporary differences	8.8	1.1
Valuation allowance	(88.6)	(89.9)

	30.2	30.4
Deferred tax liabilities:
Tangible asset temporary differences	(12.7)	(14.6)

Net deferred tax assets	17.5	15.8

Short-term deferred tax asset	22.9	9.4
Short-term deferred tax liability	(6.6)	—
Long-term deferred tax asset	8.1	11.4
Long-term deferred tax liability	(6.9)	(5.0)

Net deferred tax assets	17.5	15.8

We recognize deferred tax assets and liabilities for the anticipated future effect of temporary differences between the financial statements and the tax treatment using the tax rates currently in effect. We record a valuation allowance for deferred tax assets to reduce the deferred tax assets to the amount that is more likely than not of being realized. We have not provided for deferred taxes on the unremitted earnings of our foreign subsidiaries that are permanently reinvested. If the retained earnings of all of Acergy S.A.’s subsidiaries were to be repatriated to Acergy S.A. withholding and remittance taxes would be due in some, but not all instances. We have made no provision for such taxation, as we intend to indefinitely invest the undistributed earnings of Acergy S.A. subsidiaries incorporated in those countries which impose withholding or remittance taxes. As disclosed in

Notes to the Consolidated Financial Statements—(Continued)

Note 28 ‘Subsequent Events’ below, the Board has resolved to recommend a payment of a dividend of 20 cents per Common Share for 2007 to external shareholders, subject to shareholder approval at the annual general meeting. Management believes that Acergy will have the capacity to continue to pay dividends at such a rate for the foreseeable future, subject to Acergy’s capital requirements and other factors the Board may take into consideration in any given year, without incurring irrecoverable withholding and remittance taxes.

We estimate the gross outside basis difference in respect of permanently reinvested earnings in our own subsidiaries is $561.8 million. In the event of remittance of earnings, witholding taxes of $110.8 million would be due and a current tax liability of $0.8 million would be recorded.

We have NOLs of $154.0 million to carry forward in various countries, which will expire as follows:

As at November 30, 2006 (in millions)	$
Within five years	—
6 to 10 years	—
11 to 15 years	56.8
16 to 20 years	74.1
Without time limit	23.1

Total	154.0

At the tax rates prevailing in the countries where the NOL arose, this gives rise to a deferred tax asset of $52.1 million. We have then recorded a valuation allowance against this deferred tax asset in cases where it is not considered more likely than not that our subsidiaries will generate sufficient profits to utilize these NOLs.

In the US, our ability to carry forward NOLs will be subject to a limitation as a consequence of SNSA having sold its remaining stock in us.

We consider that it is more likely than not that we will lose the ability to utilize $122.2 million of our total US NOL of $130.9 million. With the limitation and the continued uncertainty following a history of incurring losses for tax purposes in the US, we have maintained a 100% valuation allowance in the US on both our NOL and other temporary differences.

In Australia we had recorded a valuation allowance in prior years but during fiscal year 2006 we utilized part of our NOL to offset profits on business operations. Tax regulations in Australia restrict the availability of an NOL where there has been a change of ownership and a change in the business operations. With this restriction, we have maintained a valuation allowance on the remaining NOL.

We have recognized a $11.1 million net deferred tax asset in France for the tax effect of temporary differences. Based on all available evidence, both positive and negative, including forecasts of future taxable income in France, we consider it more likely than not that we will be able to utilize the $11.1 million deferred tax asset.

We have recorded a $1.6 million net deferred tax asset in Indonesia, net of deferred tax liabilities. This relates to temporary differences that will reverse on fixed assets on provisions for expenses that we consider will more likely than not be tax deductible in later years.

We have recorded a $8.5 million deferred tax asset in the UK, net of deferred tax liabilities. This relates to temporary differences that will reverse on fixed assets, interest deductions and provisions for expenses that we consider will more likely than not be tax deductible in later years.

Notes to the Consolidated Financial Statements—(Continued)

We have recorded valuation allowances in the following jurisdictions:

Tax Jurisdiction As at November 30 (in millions)	2006 $	2005 $
Brazil	2.0	—
France	2.1	3.3
United Kingdom	6.6	9.4
United States	74.0	71.2
Other	3.9	6.0

Total	88.6	89.9

Acergy S.A., is an exempt 1929 Luxembourg Holding Company. Luxembourg tax law provides for a special tax regime for 1929 Holding Companies and consequently Acergy S.A. is not subject to income tax in Luxembourg. Income taxes have been provided based on the tax laws and rates in the countries where we have established business operations and earn income. The tax charge for us is determined by applying the statutory tax rate to the profits earned in the jurisdictions in which we operate, taking account of permanent differences between book and tax profits. As in previous years, we have reconciled the actual tax charge to an effective tax rate of 30%, being the UK statutory rate:

Analysis of Our Tax Charge Year ended November 30 (in millions)	2006	2005	2004
	$	$	$
Income from continuing operations before taxation and minority interests	301.8	129.7	58.8
Expected tax charge/(credit) at 30%	90.5	38.9	17.6

Benefit of UK Tonnage Tax Regime	(7.1)	(3.4)	(1.0)
Tax rate differences	2.2	12.3	1.6
Adjustments relating to prior years	3.3	(21.8)	15.8
Change in valuation allowances	3.2	(4.5)	(23.6)
Profits not subject to tax	(36.3)	(18.6)	(6.1)
Taxes based on turnover	27.1	11.6	2.8
Other net permanent differences	(9.3)	(1.6)	2.1

Tax charge	73.6	12.9	9.2

Included in ‘Other net permanent differences’ in the above table, for fiscal year 2006 is a credit of $11.1 million relating to the tax benefit of an intra-group transaction which had no impact on income from continuing operations.

Year ended November 30 (in millions)	2006	2005	2004
	$	$	$
Income (loss) from discontinued operations before taxation	(18.2)	6.0	(39.8)
Gain on disposal of discontinued operations	35.1	27.1	—

	16.9	33.1	(39.8)
Expected tax charge at 30%	5.1	9.9	(11.9)
Change in valuation allowance	(4.0)	(9.9)	11.9

Tax charge	1.1	—	—

Notes to the Consolidated Financial Statements—(Continued)

As we operate in many countries, sometimes through a branch rather than a subsidiary, the tax filings are subject to audit and re-assessment by the tax authorities. In accordance with SFAS No. 5 ‘Accounting for Contingencies’ management provides taxes for the amounts that it considers likely to be payable as a result of these audits. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions in accordance with SFAS No. 5, if appropriate.

During fiscal year 2006 we concluded enquiries, audits and disputes with tax authorities in Angola, Nigeria and Indonesia. The net adjustment was an additional provision of $0.5 million.

There are ongoing discussions, enquiries and audits in various countries and based on our own estimates, we have created provisions for the most probable outcomes. As forecasting the ultimate outcome includes some uncertainty the risk exists that we will recognize adjustments to our tax provisions in later years as and when matters are finalized with the appropriate tax administrations.

Our UK shipping subsidiaries continued to be taxed within the UK Tonnage Tax Regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels, before being taxed at the UK statutory tax rate. Our tax charge reflects a net benefit of $7.1 million in fiscal year 2006 as a result of being taxable under the Tonnage Tax Regime, as compared to the UK tax that would be payable had we not elected to join the Tonnage Tax Regime.

Under UK tonnage tax legislation, a proportion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of vessels are sold and are not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax Regime. Management has made no provision for the contingent liability relating to ships because it is not probable that it will sell ships under circumstances that cause a charge to income taxes to arise. The contingent liability in respect of these ships as at November 30, 2006 was $16.4 million.

Note 13. Pension Commitments

We operate both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for the years ended November 30, 2006, 2005 and 2004 was $3.7 million, $3.0 million and $5.6 million respectively.

We operate both funded and unfunded defined benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

Notes to the Consolidated Financial Statements—(Continued)

The following tables provide a reconciliation of benefit obligation and plan assets for the UK and Norwegian plans. These are primarily funded plans, although they also include the benefit obligations in relation to an unfunded Norwegian state pension plan.

As at November 30 (in millions)	2006	2005
	$	$
Change in benefit obligation:
Benefit obligation at beginning of year	51.0	43.1
Service cost	3.9	3.0
Members’ contributions	0.2	0.2
Interest cost	2.5	2.3
Actuarial losses (gains)	21.1	7.8
Foreign currency exchange rate changes	6.8	(4.6)
Benefits paid from plan assets	(1.3)	(0.8)

Benefit obligation at end of year	84.2	51.0

Change in plan assets:
Fair value of plan assets at beginning of year	39.1	35.7
Actual return on plan assets	1.8	4.1
Members’ contributions	0.2	0.2
Foreign currency exchange rate changes	4.8	(4.0)
Our contributions	6.1	3.9
Benefits paid from plan assets	(1.3)	(0.8)

Fair value of plan assets at end of year	50.7	39.1

Overall status	(33.5)	(11.9)

The movements in the benefit obligation during fiscal year 2006 were primarily due to the increased number of employees within the defined benefit pension plans, the change in assumptions in respect of discount rates and rate of compensation increase, together with foreign currency exchange rate changes.

The following table sets forth the funded status of the defined benefit pension plans and a reconciliation to prepaid benefit cost:

As at November 30 (in millions)	2006	2005
	$	$
Funded status of the plans	(33.5)	(11.9)
Unrecognized net actuarial loss	38.0	15.9
Unrecognized prior service benefit	0.6	0.2
Unrecognized net transition obligation	(0.1)	(0.2)

Net amount recognized	5.0	4.0

Amounts recognized in the consolidated balance sheet as at 30 November were:

As at November 30 (in millions)	2006	2005
	$	$
Prepaid pension asset	5.9	4.7
Accrued pension liability	(0.9)	(0.7)

Net amount recognized	5.0	4.0

Notes to the Consolidated Financial Statements—(Continued)

The accumulated benefit obligation for all funded pension plans as at November 30, 2006 excluding the unfunded Norwegian state pension plan is $67.5 million (2005: $41.3 million).

The prepaid pension asset includes $3.7 million (2005: $2.7 million) in relation to defined benefit plans within which the accumulated benefit obligation is in excess of the value of the plan assets. The projected benefit obligations of these plans were $78.1 million as at November 30, 2006 (2005: $47.2 million) and the fair value of assets under these plans was $45.0 million (2005: $34.5 million). The accumulated benefit obligations under these plans were $64.0 million as at November 30, 2006 (2005: $38.4 million).

As at November 30, 2006 we recorded a cumulative adjustment for minimum liability of $23.0 million (2005: $6.2 million), which was included in the accrued pension liability balance, for two of our plans. This is prescribed by SFAS No. 87 ‘Employers’ Accounting for Pensions’, when the accumulated benefit obligation in a plan exceeds the fair value of the underlying plan assets. The corresponding entry recorded as a component of other comprehensive income was $15.0 million (net of deferred tax of $6.3 million) as at November 30, 2006 (2005: $4.5 million (net of deferred tax of $1.3 million)) after foreign currency exchange rate changes of $1.7 million (2005:$0.4 million).

The funded defined benefit pension plans’ weighted average asset allocations as at November 30, 2006 and 2005 and the target allocations for fiscal year 2006 by asset category were as follows:

As at November 30	Target Allocation	2006	2005
	%	%	%
Equities	44	40	40
Bonds	42	51	49
Real estate	8	8	7
Other	6	1	4

Total	100	100	100

The investment strategy of the funded defined benefit pension plans takes into account the need for the diversification of investments and the suitability of these investments to the plans’ asset classes. Investments are made to reduce long-term volatility taking into account the pension plans’ liabilities and the desired long-term return on assets.

The weighted average assumptions used for the funded defined benefit pension plans are as follows:

Assumption used to determine benefit obligations as at November 30	2006	2005	2004
	%	%	%
Discount rate	4.7	4.9	5.7
Rate of compensation increase	4.4	3.2	3.2

Assumption used to determine benefit cost for the fiscal year ended November 30	2006	2005	2004
	%	%	%
Discount rate	4.9	5.7	5.9
Expected return on plan assets	6.3	6.9	6.9
Rate of compensation increase	3.2	3.2	3.2

The assumptions take into account the evaluation of the plans’ assets, the plans’ proposed asset allocation, historical trends and experience, and current and expected market conditions.

Notes to the Consolidated Financial Statements—(Continued)

The following table sets forth the expected future cash flows of the funded defined benefit plans:

For the fiscal year ended November 30 (in millions)	$
Estimated future benefit payments:
2007	0.8
2008	1.0
2009	1.4
2010	1.3
2011	1.6
2012 – 2016	9.4
Estimated future contributions:
2007	6.4

Net periodic pension benefit costs for funded defined benefit plans include the following components:

For the fiscal year ended November 30 (in millions)	2006	2005	2004
	$	$	$
Service cost	3.9	3.0	3.0
Interest cost	2.5	2.3	2.2
Expected return on plan assets	(2.6)	(2.4)	(2.1)
Amortization of transition obligation	(0.1)	(0.1)	(0.1)
Recognized net actuarial losses	2.4	0.6	0.5
Amortization of prior service benefit	(0.4)	0.2	—
Foreign currency exchange rate changes	(0.8)	0.2	(0.2)

Benefit cost	4.9	3.8	3.3

The following tables provide a reconciliation of the benefit obligation and accrued pension liability of the unfunded retirement indemnity plans. This excludes the unfunded Norwegian state pension plan which is included within the reconciliation of the benefit obligation of funded plans.

For the fiscal year ended November 30 (in millions)	2006	2005
	$	$
Benefit obligation at beginning of year	3.6	3.6
Service cost	0.3	0.2
Interest cost	0.2	0.2
Actuarial loss (gain)	2.7	(0.1)
Foreign currency exchange rate changes	0.4	(0.3)

Benefit obligation at end of year	7.2	3.6

The following table sets forth the unfunded status of the unfunded retirement indemnity reconciled to the recognized liability:

As at November 30 (in millions)	2006	2005
	$	$
Unfunded status of the plans	7.2	3.6
Unrecognized (loss) gain	(2.1)	0.5

Net amount recognized	5.1	4.1

Notes to the Consolidated Financial Statements—(Continued)

The weighted average rate assumptions used are as follows:

For the fiscal year ended November 30	2006	2005	2004
	%	%	%
Discount rate	4.5	5.0	5.0
Expected return on plan assets	n/a	n/a	n/a
Rate of compensation increase	2.5	2.5	2.5

Net periodic pension benefit costs include the following components:

For the fiscal year ended November 30 (in millions)	2006 $	2005 $	2004 $
Service cost	0.3	0.2	0.1
Interest cost	0.2	0.2	0.2
Foreign currency exchange rate changes	0.5	(0.5)	–

Benefit cost	1.0	(0.1)	0.3

In Indonesia, retirement indemnities, for which we have accrued $0.5 million as at November 30, 2006 (2005: $0.3 million), are paid as a lump sum upon retirement. They are primarily based upon the employees’ years of service and salary levels.

The following table provides an analysis of the pension liability:

As at November 30 (in millions)	2006	2005
	$	$
Minimum liability adjustment for funded schemes	23.0	6.2
Pension liability for unfunded schemes(a)	6.0	4.8
Retirement indemnity	0.5	0.3

Pension liability	29.5	11.3

a)	Including the unfunded Norwegian state pension plan.

Note 14. Bank Overdraft and Lines of Short-term Credit

As at November 30, 2006, we had $nil of uncommitted third party overdrafts and lines of short-term credit facilities available (2005: $nil).

Notes to the Consolidated Financial Statements—(Continued)

Note 15. Long-term Debt

Long-term debt comprises the following:

As at November 30 (in millions)	2006	2005
	$	$
$400 million amended and restated (2005: $350 million) credit and guarantee facility, outstanding balance	—	—
$500 million 2.25 per cent Convertible Notes due 2013	500.0	—
Other(a)	9.5	9.5

Total long-term debt	509.5	9.5

Current portion:
Other(a)	2.4	0.8

Total current portion	2.4	0.8

Long-term portion:
$400 million amended and restated credit and guarantee facility, outstanding balance	—	—
$500 million 2.25 per cent Convertible Notes due 2013	500.0	—
Other(a)	7.1	8.7

Total long-term portion	507.1	8.7

a)	This comprises a loan provided by Sonangol to Sonamet. This loan is unsecured, bears interest at a fixed rate of 2.75% per year and is repaid in annual installments for a remaining period of at least four years as at November 30, 2006.

No amounts were outstanding in respect of the $400 million amended and restated credit and guarantee facility as at November 30, 2006 and the $350 million credit and guarantee facility as at November 30, 2005. At the end of fiscal year 2006, the debt outstanding comprised the $500 million Convertible Notes, and the loan provided by Sonangol to Sonamet of $9.5 million and the only debt facilities available to us were the $100 million under the $400 million amended and restated credit and guarantee facility and various other uncommitted overdraft facilities totaling $40 million, approximately $30 million of which can only be drawn if there is an equal amount of capacity available for revolving loans under the $400 million amended and restated credit and guarantee facility.

Commitment fees for any unused lines of credit expensed in the fiscal year ended November 30, 2006 totaled $0.5 million (2005: $1.2 million, 2004: $0.5 million). The weighted average interest rate paid on drawdown of the loan facility was nil% (2005: 5.03%).

Facilities

We have the following facilities outstanding as at November 30, 2006:

The $400 million Amended and Restated Revolving Credit and Guarantee Facility

On August 10, 2006 we amended the $350 million multi-currency revolving credit and guarantee facility to increase the facility to $400 million with the existing consortium of banks and to extend the maturity until August 10, 2011. The sublimit for cash drawings was reduced to $100 million from $175 million. The associated mortgages over the secured vessels were released, the provisions in the agreement relating to the security removed and the guarantee significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed and pricing improved.

Notes to the Consolidated Financial Statements—(Continued)

During fiscal year 2006, we incurred approximately $1 million in fees and expenses associated with this arrangement, which has been capitalized and amortized over the remaining term of the agreement.

The facility is used for general corporate purposes including the financing of vessels and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of August 10, 2011. Any unused amount under the revolving loan part of the facility is available together with the remaining part of the facility for the issuance of guarantees. Borrowings under this facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain legal customary conditions. Additionally under this facility performance guarantees can be issued with a maturity no later than February 10, 2013.

As at November 30, 2006 the utilization of the facility was as follows:

As at November 30, 2006 (millions)	Utilized	Unutilized		Total
	$	$		$
Cash loans	—	100.0	(a)	100.0
Guarantees facility	267.4	32.6		300.0

Total	267.4	132.6		400.0

a)	The unutilized portion of the cash loan facility was available for guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization (‘EBITDA’), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, the facility also contains negative pledges with respect to accounts receivable and cash and includes representations, affirmative covenants and negative covenants and events of defaults which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

Interest on the facility is payable at LIBOR plus a margin which is linked to the ratio of our net debt to EBITDA and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months and is reviewed every three months. The fee applicable for performance guarantees is linked to the same ratio, may range from 0.4% per year to 0.95% per year and is currently fixed at 0.4% subject to review every three months.

The $500 million 2.25 per cent Convertible Notes due 2013

On September 11, 2006 we announced the launch and pricing of an offering of $500 million in aggregate principal amount of Convertible Notes (‘Convertible Notes’) due fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million are capitalized within assets in the Consolidated Balance Sheets and are being amortized over the term of the Convertible Notes using the effective interest rate method.

The Convertible Notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The Convertible Notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

Notes to the Consolidated Financial Statements—(Continued)

The Noteholders were granted an option which allows them to convert the Convertible Notes into our Common Shares with an initial conversion price of $24.05 equivalent to 20,790,021 Common Shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. The conversion price will be adjusted in line with market practices for this type of instrument to provide ‘fair value’ adjustments for items such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our Common Shares.

We also have an option to call the Convertible Notes after 4 years and 14 days from the date of issue if the price of our Common Shares exceeds 130% of the then prevailing conversion price over a specified period.

The following undertakings apply:

•	unsecured but with a negative pledge provision in respect of other current and future debt to ensure that the Convertible Notes will rank equally with other debt issuance;

•	a cross default provision subject to a minimum threshold of $10 million and other events of default in connection with non-payment of the Convertible Notes;

•	various undertakings in connection with the term of any further issuance of Common Shares, continuance of the listing of the shares and the Convertible Notes on recognized stock exchanges; and

•	provisions for the adjustment of the conversion price in certain circumstances.

The Convertible Notes were underwritten jointly by UBS and Lehman Brothers with the Bank of New York acting as our Trustee and Agent.

There were no conversions of these Convertible Notes as of November 30, 2006.

Other Facilities

In addition to the facilities mentioned above we also have a $30 million guarantee facility no fixed expiry date and $25 million and NOK 30 million overdraft facilities until August 10, 2011 and a £5 million overdraft facility renewable annually. As at November 30, 2006 $5.0 million was drawn on the guarantee facility and no drawings were made on the overdraft facilities. There are also two unsecured local bond lines for the sole use of PT Acergy Indonesia, a $5 million line with HSBC Indonesia of which $0.1 million was utilized as at November 30, 2006 and a line with Asuransi Takaful Umum renewed annually.

Other Bank Guarantee Arrangements

We had arrangements with a number of financial institutions to issue bank guarantees on our behalf. As at November 30, 2006, the aggregate amount of guarantees issued under these facilities was $49.3 million. There was no availability for further issuances under these facilities.

We have a several guarantee arrangement for the repayment of 50% of the drawings under a $150 million loan taken out by the SapuraAcergy joint venture to fund partially the construction of the vessel Sapura 3000. We have also issued a several performance guarantee with the construction consortium in respect of the construction costs of the vessel. These guarantees are expected to expire in July 2007 on completion of construction of the Sapura 3000.

Notes to the Consolidated Financial Statements—(Continued)

Note 16. Accounts Payable and Accrued Liabilities

Accounts Payable and Accrued Liabilities comprise the following:

As at November 30 (in millions)	2006	2005
	$	$
Invoice accruals	293.6	258.8
Trade payables	214.4	161.2
Provision for loss-making contracts	17.8	2.0

Total	525.8	422.0

Note 17. Related Party Transactions

Related party transactions included the following charges paid to/received from SNSA:

For the fiscal year ended November 30 (in millions)	2005	2004
	$	$
Corporate services agreement	0.3	2.6
Premia payable to SNSA captive insurance company	—	9.6
Receipts under SNSA captive insurance policy	—	(13.2)
Other (receipts) charges	2.9	(0.7)

Total	3.2	(1.7)

Throughout fiscal year 2006, SNSA was no longer a related party as it sold its remaining shareholding in us in fiscal year 2005 on January 13, 2005.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal years 2006, 2005 and 2004, SNSA supplied, through a subsidiary, risk management and other services. The fee for these services is subject to negotiation and agreement between us and SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services and for fiscal year 2004, the services also comprised financial, public relations and other services. The fees for these management services were $0.3 million and $2.6 million for the period to January 13, 2005 and for fiscal year 2004, respectively. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

Other (receipts) charges

In addition to the above corporate services, SNSA provided various other services to us, including certain types of insurance coverage, payroll administration, and information technology. SNSA received a reimbursement of cost of insurance premiums of $2.4 million and a charge of total service fees of $0.5 million mainly related to management services during fiscal year 2005. The fees paid by us during fiscal year 2004 were offset by the receipt of final settlement of certain insurance premiums paid previously, and resulted in a receipt by us of $0.7 million. These fees were included as a component of SG&A expenses in the accompanying Consolidated Statements of Operations.

Notes to the Consolidated Financial Statements—(Continued)

Captive Insurance Company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company (‘Marlowe’) through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA’s phased sale of its holdings of our stock, during 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As at November 30, 2006 we have not yet settled our accounts with Marlowe nor transferred our minority shareholding in Marlowe. However, the mechanism for resolving this matter has been agreed with SNSA and the settlement is expected in due course upon close out of relevant insurance years. There is no significant exposure to loss as a result of this delay in settlement.

Service Mark Agreement

We and SNSA were parties to an agreement under which we were granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in us, we were obliged to change our name and logo at SNSA’s request. It was agreed with SNSA that the name and logo could be used until August 31, 2006. We changed our name from ‘Stolt Offshore S.A.’ to ‘Acergy S.A.’, effective on April 10, 2006.

Other Matters

We routinely engage in transactions with a range of other related parties whose relationship with us arises through the joint ventures discussed above in Note 11 to the Consolidated Financial Statements.

Note 18. Restructuring Provisions

(in millions)	Real estate costs	Personnel and redundancy costs	Professional fees	Total
	$	$	$	$
Balance December 1, 2003	2.7	12.6	0.3	15.6

Movements from continuing operations:
Expensed in the year	2.6	0.6	0.3	3.5
Released to income in the year	—	(0.7)	(0.1)	(0.8)
Paid in the year	(0.9)	(12.9)	(0.5)	(14.3)
Other(a)	0.3	1.0	–	1.3

Balance November 30, 2004	4.7	0.6	–	5.3

Movements from continuing operations:
Released to income in the year	(1.9)	—	—	(1.9)
Paid in the year	(2.3)	(0.6)	—	(2.9)
Other(a)	(0.3)	—	—	(0.3)

Balance November 30, 2005	0.2	—	—	0.2

Movements from continuing operations:
Paid in the year	(0.2)	—	—	(0.2)

Balance November 30, 2006	—	—	—	—

a)	Includes the effect of exchange rate changes.

Notes to the Consolidated Financial Statements—(Continued)

The remaining restructuring provision for continuing operations at the start of fiscal year 2006 was set up in fiscal year 2003 and resulted from the implementation of the management team’s business strategy for financial recovery, which included the restructuring of our cost and asset base. This involved changes in our personnel, operating structure and business processes. The senior management tier was restructured, with new appointments to 30 out of 40 posts. A plan was commenced to reduce the total workforce by 21% through disposal of certain businesses (1,100 posts) and headcount reduction (400 posts).

The real estate provision of $4.7 million at the start of the fiscal year 2005 related to Acergy Africa and Mediterranean, and comprised accrued rental for office space vacated by Paragon Litwin. $2.3 million of this provision was offset against rental payments recorded during the fiscal year 2005. $1.9 million was released back to the Consolidated Statements of Operations—‘Restructuring credits (charges)’ as we had reached an agreement as at November 30, 2005 to terminate the remainder of the lease and vacate the premises by December 31, 2005. The balance of $0.2 million carried forward related to December 2005 rental costs and was paid out during fiscal year 2006. The office relocated from Nanterre to Suresnes, near Paris in France.

The real estate provision of $2.7 million at the start of the fiscal year 2004 was for future rental costs on the office space vacated by Paragon Litwin in fiscal year 2003. This was increased by $2.6 million in Acergy Africa and Mediterranean during fiscal year 2004 to reflect the weakness of local real estate markets for subletting these premises before the end of the lease (August 2007).

As at November 30, 2005 there was no provision held for personnel and redundancy costs. $0.6 million of charges recorded during fiscal year 2004 were paid out during fiscal year 2005. The $12.6 million of personnel and redundancy provision recorded at the start of the fiscal year 2004 related to severance payments, vacation paid-in-lieu, and outplacement fees, and were principally incurred in Acergy Northern Europe and Canada, Acergy Africa and Mediterranean, Acergy Corporate and Acergy North America and Mexico, due to the need to reduce staffing levels in Aberdeen, Stavanger, Nanterre, Corporate and Houston offices to reflect lower levels of business expected in 2004. The majority of the provision outstanding at year end 2003 was paid during fiscal year 2004.

The provision for professional fees arising during the year ended November 30, 2003, totaling $0.3 million related to fees incurred by us in connection with asset disposals. These were settled during fiscal year 2004.

Note 19. Operating Leases

Total operating lease commitments as at November 30, 2006 amounted to $295.1 million. Charter hire obligations towards certain construction support, diving support, survey and inspection ships accounted for $166.9 million of the total commitments. The remaining obligations of $128.2 million related to office facilities and equipment.

Total minimum annual lease commitments payable and sublease rentals receivable were as follows:

Analysis by year (in millions)	Operating Leases	Sublease Rentals
	$	$
2007	56.8	0.9
2008	44.7	0.9
2009	41.7	0.9
2010	39.6	0.9
2011	39.6	0.9
Thereafter(a)	72.7	2.7

Total(b)	295.1	7.2

Notes to the Consolidated Financial Statements—(Continued)

a)	Excludes the following main renewal options: Polar Queen—two renewal options at the end of 2012, one for three years followed by a further option for one year; Acergy Petrel—annual renewal options commencing in 2008 for each of the fifteen subsequent years; Far Saga—one renewal option for two years mid-2010.
b)	Excludes the future commitments for: Acergy Viking commencing mid-2007 for eight years ($67.3 million) with options for a further twelve years; the Toisa Proteus charter commencing mid-2007 for three years ($80.5 million) and; the Skandi Acergy charter commencing during 2008 for eight years ($159.8 million) with options for a further five years.

Analysis by currency (in millions)	US dollar Equivalent	Sublease Rentals
		$
US dollar	161.6	—
Euro	101.2	7.2
Norwegian krone	24.0	—
Singapore dollar	4.4	—
British pound sterling	2.0	—
Nigerian naira	0.9	—
Central African franc	0.5	—
Australian dollar	0.5	—

Total	295.1	7.2

Total operating lease rentals charged as an expense for the fiscal year ended November 30, 2006 was $37.5 million (2005: $35.4 million, 2004: $32.0 million). Total operating sub-lease revenue for the fiscal year ended November 30, 2006 was $0.6 million (2005:$1.9 million, 2004:$1.2 million).

Note 20. Segment and Related Information

Our operations are managed through five geographical segments. In addition there is the Corporate segment through which we manage our activities that serve more than one segment, as described in more detail below. Our chief operating decision maker is the Chief Executive Officer of Acergy S.A., and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Segments may provide support to other segments; examples are the Casino project where Acergy Northern Europe and Canada provided support to Acergy Asia and Middle East and the PRA-1 project where Acergy North America and Mexico provides support to Acergy South America.

We have business segments based on the geographic distribution of the activities as follows:

Segment Geographic Coverage

Acergy Africa and Mediterranean

This segment includes all activities in Africa and Mediterranean and has its office in Suresnes, France. We operate fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and has offices in Aberdeen, UK; Stavanger, Norway; and Moscow, Russia.

Acergy North America and Mexico

This segment includes activities in the United States, Mexico, Central America, and Western Canada and has its office in Houston, Texas, United States.

Notes to the Consolidated Financial Statements—(Continued)

Acergy South America

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Acergy Asia and Middle East

This segment includes all activities in Asia Pacific, India, and Middle East (but excludes the Caspian Sea) and has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia.

Acergy Corporate

This segment includes all activities that serve more than one segment. These include: assets which have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs, and other mobile assets that are not allocated to any one segment; management and corporate services provided for the benefit of all of our businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and SHL, a joint venture with a subsidiary of the Russian Oil Company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

Acergy Corporate also included the results of Paragon Engineering Services, Inc., up until the date of its disposal by us to AMEC plc effective January 19, 2005. Its office is located in Sunbury-on-Thames, UK.

Summarized financial information concerning each of our reportable segments is provided in the following tables:

For the fiscal year ended November 30, 2006 (in millions)	Africa & Mediterranean	Northern Europe & Canada	North America & Mexico	South America	Asia & Middle East	Corporate	Total Continuing Operations	North America & Mexico Discontinued Operations(c)
	$	$	$	$	$	$	$	$
Net operating revenue(a)	1,045.5	827.2	38.0	82.6	129.8	1.1	2,124.2	66.6
Operating expenses	(852.5)	(673.4)	(31.7)	(68.7)	(112.9)	9.5	(1,729.7)	(79.6)
Share in net income of non-consolidated joint ventures	2.5	16.7	—	—	(1.6)	23.7	41.3	—
Depreciation and amortization	(20.0)	(10.1)	(0.6)	(6.5)	(0.7)	(20.7)	(58.6)	—
Impairment of long-lived tangible assets	—	—	—	—	—	(2.1)	(2.1)	—
Research and development expense	—	—	—	—	—	(3.1)	(3.1)	—
Interest expense	(0.5)	(0.1)	(0.1)	—	—	(3.5)	(4.2)	—
Interest income	2.0	1.1	0.2	0.1	0.5	14.9	18.8	—
Income before income taxes	133.9	122.5	2.8	4.5	1.1	29.7	294.5	16.9
Income tax (provision) benefit	(36.3)	(33.1)	—	0.2	(1.0)	(3.4)	(73.6)	(1.1)
Net income	97.6	89.4	2.8	4.7	0.1	26.3	220.9	15.8
Segment assets	598.3	313.0	60.6	144.2	79.4	1,013.7	2,209.2	—
Long-lived assets(b)	246.5	124.2	1.6	115.3	28.0	251.8	767.4	—
Investments in and advances to non-consolidated joint ventures	3.5	6.4	—	—	9.9	48.4	68.2	—
Capital expenditures	67.7	12.7	—	35.6	1.2	76.0	193.2	—

Notes to the Consolidated Financial Statements—(Continued)

a)	Revenue represents only the external revenues earned by the segments.
b)	Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
c)	See Note 3 ‘Discontinued operations’ above.

For the fiscal year ended November 30, 2005 (in millions)	Africa & Mediterranean	Northern Europe & Canada	North America & Mexico	South America	Asia & Middle East	Corporate	Total Continuing Operations	North America & Mexico Discontinued Operations(c)
	$	$	$	$	$	$	$	$
Net operating revenue(a)	714.1	579.0	49.1	50.2	80.7	10.2	1,483.3	222.6
Operating expenses	(592.9)	(486.7)	(48.5)	(44.0)	(71.2)	(1.5)	(1,244.8)	(205.8)
Share in net income of non-consolidated joint ventures	7.0	11.3	—	—	—	8.6	26.9	—
Depreciation and amortization	(20.2)	(9.1)	(1.2)	(5.8)	(1.6)	(19.0)	(56.9)	(1.7)
Impairment of long-lived tangible assets	(5.6)	—	—	—	—	(1.5)	(7.1)	—
Restructuring credits	1.9	—	—	—	—	—	1.9	—
Research and development expense	—	—	—	—	—	(1.7)	(1.7)	—
Interest expense	(2.9)	(1.5)	(0.5)	(0.9)	(0.2)	2.0	(4.0)	(0.3)
Interest income	—	—	—	—	—	3.9	3.9	—
Income (loss) before income taxes	49.4	67.0	(1.8)	(1.9)	2.3	4.3	119.3	33.1
Income tax (provision) benefit	(9.4)	(5.1)	—	(0.4)	(1.4)	3.4	(12.9)	—
Net income (loss)	40.0	61.9	(1.8)	(2.3)	0.9	7.7	106.4	33.1
Segment assets	388.9	271.5	110.2	79.0	50.8	484.1	1,384.5	—
Long-lived assets(b)	195.0	119.1	3.1	58.0	5.7	144.8	525.7	—
Investments in and advances to non-consolidated joint ventures	2.5	2.2	—	—	—	23.1	27.8	—
Capital expenditures	41.7	16.1	—	3.8	0.2	15.5	77.3	4.0

a)	Revenue represents only the external revenues earned by the segments.
b)	Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
c)	See Note 3 ‘Discontinued operations’ above.

Notes to the Consolidated Financial Statements—(Continued)

For the fiscal year ended November 30, 2004 (in millions)	Africa & Mediterranean	Northern Europe & Canada	North America & Mexico	South America	Asia & Middle East	Corporate	Total Continuing Operations	North America & Mexico Discontinued Operations(c)
	$	$	$	$	$	$	$	$
Net operating revenue(a)	536.0	341.7	28.3	55.0	31.9	106.7	1,099.6	142.3
Operating expenses	(461.6)	(276.0)	(34.5)	(39.2)	(25.3)	(118.2)	(954.8)	(174.2)
Share in net income of non-consolidated joint ventures	2.4	11.9	—	—	—	0.7	15.0	—
Depreciation and amortization	(21.8)	(4.5)	(2.0)	(5.7)	(1.0)	(25.6)	(60.6)	(5.0)
Impairment of long-lived tangible assets	(0.7)	—	—	—	—	(8.7)	(9.4)	—
Restructuring (charges) income	(3.2)	0.7	—	—	—	(0.2)	(2.7)	—
Research and development expense	—	—	—	—	—	(0.7)	(0.7)	—
Interest expense	(4.7)	(0.8)	(0.7)	(1.5)	(0.2)	(11.4)	(19.3)	(0.6)
Interest income	—	—	—	—	—	4.0	4.0	—
Income (loss) before income taxes	27.0	46.1	(4.5)	11.3	2.5	(28.3)	54.1	(39.8)
Income tax (provision) benefit	3.4	5.0	—	—	(1.6)	(16.0)	(9.2)	—
Net income (loss)	30.4	51.1	(4.5)	11.3	0.9	(44.3)	44.9	(39.8)
Segment assets	386.5	131.1	105.7	73.0	31.6	381.1	1,109.0	—
Long-lived assets(b)	208.8	44.8	54.2	55.3	7.4	200.6	571.1	—
Investments in and advances to non-consolidated joint ventures	2.7	5.4	—	—	—	15.5	23.6	—
Capital expenditures	10.1	0.4	0.2	1.6	1.1	15.0	28.4	5.8

a)	Revenue represents only the external revenues earned by the segments.
b)	Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
c)	See Note 3 ‘Discontinued operations’ above.

Following is a description of the classification of the service capabilities we have adopted:

Subsea construction, Umbilicals, Risers and Flowlines (‘SURF’): SURF relates to engineering and construction work relating to oil and gas fields that are developed subsea (meaning the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes tieback projects, which involve pipelaying, umbilical installation and trenching or ploughing, to connect a new additional subsea development to an existing production facility. The installations of jumpers and spool pieces, as well as hyperbaric welding, are also typical SURF activities. SURF also includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development. This category also includes ship charters and rental of equipment and construction support ROVs. During 2006, SURF activities accounted for approximately 64% of total revenue from continuing operations.

Conventional: This comprises engineering and construction activities relating to platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and

Notes to the Consolidated Financial Statements—(Continued)

installation of fixed platforms. This category also includes selected ship charters and equipment rental in relation to Conventional activities. For fiscal year 2006, Conventional activities accounted for approximately 18% of total revenue from continuing operations.

Inspection, Maintenance and Repair (‘IMR’): This comprises, among other things, platform surveys, debris removal and pipeline inspections using ROVs. IMR activities are conducted both under long-term frame agreements with clients and in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. For fiscal year 2006, IMR activities accounted for 6% of total revenue from continuing operations.

Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing the Acergy Piper pipelay barge. For fiscal year 2006, Trunklines’ activities accounted for approximately 9% of total revenue from continuing operations.

Survey: This comprises of support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized survey vessels and Survey ROVs. The construction support activities include, among other things, pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on top-sides (Rope Access). For fiscal year 2006, Survey activities accounted for approximately 3% of total revenue from continuing operations.

Corporate: This comprises all activities that serve more than one segment. These include: NKT Flexibles, SHL, Paragon Engineering Services, Inc., which was disposed in January 2005, and assets that have global mobility including construction and flowline lay support ships, ROVs, trenchers, ploughs and other mobile assets that are not allocated to any one segment. It also includes management and corporate services provided for the benefit of all of our businesses. It also includes revenue from Serimer DASA until May 31, 2004 and from Paragon Litwin and Paragon Italia S.r.L. until June 9, 2004. For fiscal year 2006, Corporate activities accounted for approximately nil% of total revenue from continuing operations.

We also provide field decommissioning services at the end of the working life of an offshore oilfield, although no material revenues were generated during any of the periods presented.

The following table shows net operating revenue from continuing operations for 2006, 2005 and 2004 by service capability:

For the fiscal year ended November 30 (in millions)	2006	2005	2004
	$	$	$
SURF	1,356.3	783.5	526.2
Conventional	390.4	391.6	293.3
IMR	129.6	111.9	155.9
Trunklines	190.9	158.6	—
Survey	55.9	27.1	16.0
Corporate	1.1	10.6	108.2

Total Net Operating Revenue	2,124.2	1,483.3	1,099.6

For fiscal year ended November 30, 2006, three clients each individually accounted for more than 10% of our total revenue from continuing operations. Our largest client contributed $493.8 million, representing 23.2% of our total revenue from continuing operations, and recognized in Acergy Africa and Mediterranean. Our second

Notes to the Consolidated Financial Statements—(Continued)

largest client accounted for $356.5 million representing 16.8% of our total revenue from continuing operations and reported in Acergy Northern Europe and Canada. $314.6 million, representing 14.8% of our total revenue from continuing operations was recorded from our third largest client in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

During the fiscal year ended November 30, 2005, four clients each individually accounted for more than 10% of our total revenue from continuing operations. Revenue from the largest client was $301.5 million, representing 20.3% of our total revenue. This revenue was attributable to Acergy Northern Europe and Canada. The revenue from our second largest client was $218.2 million representing 14.7% of our total revenue and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East. $204.4 million, representing 13.8% of our total revenue was recorded from our third largest client in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Our fourth largest client accounted for $191.0 million of revenue, representing 12.9% of our total revenue recognized in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. During the fiscal year ended November 30, 2004, one client accounted for more than 10% of our total revenue. The revenue from this client was $212.5 million, representing 17.1% of our total revenue and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada.

Note 21. Common Shares and Treasury Shares

As at November 30 (in millions)	2006 Number of shares	2006 Par value	2005 Number of shares	2005 Par value
	$	$	$	$
Common Shares, $2.00 par value—authorized	230.0	460.0	230.0	460.0
Shares issued	194.5	389.0	192.8	385.5
Shares outstanding (excludes Common Shares held as Treasury Shares)	192.7	385.4	191.9	383.7

Treasury Shares(a)	1.8	3.6	0.9	1.8

a)	The Treasury Shares valued at cost as at November 30, 2006 were $17.5 million (2005: $1.0 million and 2004: $1.0 million).

During fiscal year 2006 the following transactions occurred:

•	1,744,533 options were exercised, as disclosed in Note 23 ‘Share Option Plans’ below.

•

On September 11, 2006 we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the annual general meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. During fiscal year 2006 we had repurchased 914,800 Common Shares for a total consideration of $16.5 million.

During fiscal year 2005 1,368,371 options were exercised, as disclosed in Note 23 ‘Share Option Plans’ below.

Luxembourg law requires that 5% of our unconsolidated net income each year is allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, as represented by Common Shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

Notes to the Consolidated Financial Statements—(Continued)

As at November 30, 2006, $36.3 million of the consolidated deficit represented undistributed earnings of non-consolidated joint ventures (2005: $17.1 million).

Note 22. Earnings per Share

Basic earnings per share amounts are calculated by dividing the net income by the weighted average number of shares outstanding during the year. For the diluted earnings per share calculation the net income from continuing operations is adjusted for the effect of the Convertible Notes and the weighted average number of shares outstanding is adjusted for the potential dilutive effect of share options and the Convertible Notes.

Reconciliations of the net income and weighted average number of shares outstanding used in the calculations are set out below:

For the fiscal year ended November 30 (in millions)	2006	2005	2004
	$	$	$
Basic:
Income from continuing operations	220.9	106.4	44.9
Income (loss) from discontinued operations	15.8	33.1	(39.8)

Net income	236.7	139.5	5.1

Diluted:
Income from continuing operations	220.9	106.4	44.9
Dilutive effect of Convertible Note	1.6	—	—

Income from continuing operations	222.5	106.4	44.9
Income (loss) from discontinued operations	15.8	33.1	(39.8)

Net income	238.3	195.5	159.5

For the fiscal year ended November 30 (in millions)	2006 Number of shares	2005 Number of shares	2004 Number of shares
Basic:
Common Shares	192.7	191.1	157.6

Total	192.7	191.1	157.6

Diluted:
Dilutive effect of:
Share options	5.6	4.4	1.9
Convertible Note	2.8	—	—

Diluted	201.1	195.5	159.5

For the fiscal year ended November 30, 2006 the diluted earnings per share have been calculated using the diluted number of 201,055,344 Common Shares (2005: 195,497,733 Common Shares, 2004:159,540,022 Common Shares).

Note 23. Share Option Plans

We operate an option plan approved in April 2003 (the ‘2003 Plan’). An option plan for key Directors and employees resident in France (the ‘French Plan’), is a sub-plan under the 2003 Plan. Options granted under the SMIP, previously named as the Key Staff Retention Plan (see Note 24 ‘Compensation and Reward’ below), were issued under the 2003 Plan.

Notes to the Consolidated Financial Statements—(Continued)

A Compensation Committee appointed by our Board of Directors administers these Plans. Options are awarded at the discretion of the Compensation Committee to Directors and key employees.

Under the 2003 Plan options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the ‘1993 Plan’). The unused portion of options authorized to be granted under the 1993 Plan (approximately 1.3 million) was rolled forward into the 2003 Plan. Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. We issue new shares when a share option is exercised. The key terms of options granted under the SMIP are described in Note 24 ‘Compensation and Reward’ below.

During fiscal year 2006, 943,000 options were granted, which included 183,000 options granted under the French Plan.

We adopted SFAS No. 123(R) from December 1, 2005 using the modified prospective application method and therefore restatement of previously issued results is not required for the portion of awards that had vested at the date of adoption. We have accrued for compensation expense of $4.5 million (net of tax benefit of $0.4 million) (2005: $nil, 2004: $nil) for non-performance based share options using the graded vesting attribution method. The pro-forma disclosure in Note 2 of the Consolidated Financial Statements shows what the charge would have been in fiscal years 2004 and 2005 if compensation expense had been recognized in previous years using the fair value method under SFAS No.123. Compensation expense of $1.3 million (2005: $9.5 million, 2004: $2.6 million) for the SMIP has been accrued for on the basis of the most probable outcome of meeting the objectives in the plan. SFAS No. 123(R) bases this charge on the fair value of the option at the grant date whereas under the previous bulletin APB No. 25, under which the SMIP was accounted for prior to adoption of SFAS No. 123(R), the charge was based on the excess of the quoted market price at the balance sheet date over the option exercise price. Under APB No. 25, changes in the quoted market price were reflected as an adjustment in the period the change occurred. The charge in fiscal year 2006 under APB No. 25 would have been $28.3 million. The effect of adoption of SFAS No. 123(R) is to increase our income from continuing operations and net income for fiscal year 2006 by $22.5 million and to increase our basic and diluted earnings per share from continuing operations by $0.12 and $0.11 respectively.

The following tables reflect total options activity for the three-year period ended November 30, 2006, including under the SMIP:

For the fiscal year ended November 30	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price
Outstanding at beginning of year	9,770,001	5.45	10,060,311	4.81	4,564,072	7.55
Granted	943,000	19.17	1,151,000	9.43	5,744,700	2.68
Exercised	(1,744,533)	6.18	(1,368,371)	4.02	(4,734)	1.19
Forfeited	(436,096)	8.23	(72,939)	5.08	(152,513)	7.29
Expired	(32,131)	2.71	—	—	(91,214)	3.09
Outstanding at end of year	8,500,241	6.77	9,770,001	5.45	10,060,311	4.81
Exercisable at end of year	2,572,701	8.25	2,880,835	9.39	3,169,986	9.15
Weighted average fair value of options granted during the year		9.55		6.78		1.81

Notes to the Consolidated Financial Statements—(Continued)

The total intrinsic value of options exercised, being the excess of the quoted market price of our stock at the exercise date over the option exercise price, in fiscal year 2006 was $17.2 million (2005: $8.4 million, 2004: $nil). The total fair value of share options vested in fiscal year 2006 was $4.2 million (2005: $2.5 million, 2004 $2.2 million).

Of the options outstanding as at November 30, 2006, but not yet exercisable, 0.5 million options had performance criteria attached under the SMIP that need to be fulfilled before they can be exercised (2005: 1.2 million, 2004: 1.8 million). Subject to achieving the performance criteria, these options will vest in the first quarter of fiscal year 2007 upon completion of the SMIP at which time they will become exercisable to those senior executives still in service.

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004
Risk-free interest rate	4.6%	4.3%	3.93%
Expected life of options	5 years	7 years	7 years
Expected volatility	51.1%	73.96%	76.9%
Expected dividend yield	—	—	—

The expected life of an option is determined by taking into consideration the vesting period of options and the observed historical pattern of share option exercises. The expected volatility over the expected term of the option is estimated from our historical volatility. The expected dividend yield assumption is $nil as we have not previously paid a dividend nor had a dividend been declared at the time of share option grants.

The total compensation costs for share-based arrangement in fiscal year 2006 was $6.2 million (2005: $9.5 million, 2004: $2.6 million).

As at November 30, 2006 the total compensation cost not yet recognized in relation to non-vested share options was $12.6 million and was expected to be recognized over the weighted-average period of 3.4 years.

The following table summarizes information about share options outstanding as at November 30, 2006:

	Options outstanding				Options exercisable
As at November 30, 2006	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value(a) $ (in millions)	Number exercisable	Weighted average exercise price	Aggregate intrinsic value(a) $ (in millions)
			$			$
Common Shares
(range of exercise prices)
$11.21 – 19.45	1,387,590	7.82	17.77	2.7	444,590	14.78	2.2
$ 7.31 – 11.20	1,792,861	5.99	9.96	17.4	981,743	10.31	9.2
$ 3.01 – 7.30	1,087,241	6.89	5.36	15.6	642,221	5.60	9.1
$ 1.19 – 3.00	4,232,549	7.18	2.17	74.2	504,147	1.87	9.0

Total	8,500,241	7.00	6.77	109.9	2,572,701	8.25	29.5

(a)	Being the excess, if any, of the quoted market price of our stock at the balance sheet date over the option exercise price.

Notes to the Consolidated Financial Statements—(Continued)

Note 24. Compensation and Reward

We have in place an incentive compensation plan, which provides for annual cash awards to officers, directors and employees.

Performance Bonus

The performance bonus provides for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by our Board of Directors administers the policy. A charge of $23.8 million has been recorded in respect of fiscal year 2006 (2005: $16.0 million, 2004: $8.8 million).

Retention Bonus

On June 1, 2006, we introduced a retention bonus scheme for all our key employees and middle management. This two-year scheme is based on salary and is payable in cash towards the end of fiscal year 2008 subject to continuing employment. A charge of $2.7 million was recorded in fiscal year 2006.

Senior Management Incentive Plan (SMIP)

As a condition of the new bonding facility agreement finalized in 2004, we were required to put in place a Key Staff Retention Plan (‘KSRP’), now called the SMIP, in order to secure the services of certain senior executives through to the first quarter of 2007. The SMIP provides for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, include targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring.

The cash element of the SMIP is accounted for in accordance with SFAS No. 5, and the share option element is accounted for in accordance with SFAS No. 123(R) from the date of adoption of that standard on December 1, 2005. Prior to the adoption of SFAS No. 123(R) the share option element was accounted for as a variable plan under APB No. 25. As SFAS No. 123(R) was adopted using the modified prospective method no restatement of previously issued results was required.

We have accrued for the portion of compensation expense relating to the service period completed to date. Total expected compensation for the three-year plan was calculated taking into account the probability of the performance conditions being met over the period of the plan.

The cumulative amount accrued in respect of the cash compensation element of the SMIP was $4.7 million as at November 30, 2006 (2005: $3.0 million). No amounts were settled during the year.

The cumulative amount charged in respect of the options element of the SMIP as at November 30, 2006 was $13.4 million (2005: $12.1 million). This represents a charge under SFAS No. 123(R) of $1.3 million in fiscal year 2006 which was based on the fair value of the options at the date of grant which was at the inception of the SMIP. The remaining charge of $12.1 million, calculated in accordance with APB No. 25, is based on the difference between the exercise price of $2.30 per share and our share price as at November 30, 2005, the date of adoption of SFAS No. 123(R), of $10.41 (2004: $5.86). No amounts were settled during the year.

The options under the SMIP do not vest until the end of the first quarter of fiscal year 2007 and are then exercisable up until ten years from the date of grant.

Notes to the Consolidated Financial Statements—(Continued)

Note 25. Commitments and Contingencies

As at November 30, 2006 we had committed to purchase $107.4 million of tangible assets from external suppliers (2005: $92.3 million).

Bateman

We received a claim from Bateman Oil & Gas BV (‘Bateman’), the company which acquired Paragon Litwin S.A. (‘Litwin’), our former engineering subsidiary on June 9, 2004. Bateman is claiming an initial amount of $12.1 million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. Currently, a hearing is scheduled for January 2008. We believe that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. We have therefore recorded no provision for this claim.

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

Note 26. Financial Instruments

We operate in a large number of countries throughout the world and, as a result, are exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. We selectively hedge future cash inflows and outflows from client receipts and supplier payments in currencies other than the functional currency of the contracting subsidiary entity. Our major foreign currency exposures are to the Euro, British pound sterling and Norwegian krone.

The changes in the fair value of derivative instruments will be offset in part or in whole by corresponding changes in the expected cash flows of the underlying exposures being hedged. Where the derivative instrument forms part of a hedging relationship which is designated and effective in accordance with SFAS No. 133 the offsetting changes in fair value are reported in the consolidated statement of operations in the same reporting period that the hedged transaction effects earnings. Where no such hedging relationship exists the offsetting changes in fair value may be reported in the consolidated statement of operations in different reporting periods. We do not hold or issue derivative instruments for speculative purposes.

All of our derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge our committed exposures. Our derivative instruments are primarily standard foreign

Notes to the Consolidated Financial Statements—(Continued)

exchange forward contracts, which subject us to a minimum level of exposure risk and have maturities of less than 24 months. We do not consider that there exists a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The following foreign exchange forward contracts, maturing between December 1, 2006 and September 9, 2007 were outstanding as at November 30, 2006:

As at November 30 (in millions, indicated in local currency)	2006 Purchase	2005 Purchase
Euro	18.0	104.6
Brazilian real	38.0	—
US dollar	—	—
Singapore dollar	—	5.4
Norwegian krone	—	70.4
British pound sterling	0.8	25.5

As at November 30, 2006 the fair value of derivative instruments recorded in the Balance Sheet was $2.1 million (2005: $(19.7) million) representing $2.2 million of assets (2005: $0.3 million) and $0.1 million of liabilities (2005: $20.0 million).

We designate foreign exchange derivative instruments as hedging instruments under SFAS No. 133 in procedurally defined circumstances where we both qualify for hedge accounting and when the potential benefits of application of hedge accounting are believed to outweigh the related compliance cost. All hedging relationships designated to date have been designated as cash flow hedges.

As at November 30, 2006 a gain of $4.0 million (net of tax provision of $0.8 million) has been recorded in OCI, as described in Note 2 ‘Accounting Policies—Derivatives and Hedging Activities’, until the underlying transaction is recognized in the Consolidated Statement of Operations. The full amount relates to hedges, maturing on or before May 25, 2007, of capital expenditures. Depreciation of the underlying fixed assets over their estimated useful lives will cause the underlying transaction to be recognized and a proportionate amount of the deferred gain to be reclassified from OCI to the Consolidated Statement of Operations. A loss of $0.5 million has been reported under ‘Foreign currency exchange (losses) gains, net’ in the Consolidated Statement of Operation for the fiscal year ended November 30, 2006 in respect of the ineffective or excluded component of changes in the fair value of hedging instruments designated under SFAS No. 133. In the fiscal year ended November 30, 2006 no amounts were reclassified from OCI to the Consolidated Statement of Operations in respect of discontinuance of cash flow hedges where it was probable that the original forecast transaction will not occur (2005: $nil, 2004 $nil).

The $4.0 million gain recorded in OCI also represents the net change in our current fiscal year hedging transactions as there was no brought forward balance at the beginning of fiscal year 2006 and no reclassification recorded in our Consolidated Statements of Operations.

In fiscal year 2005 forward exchange contracts were used to economically hedge the exchange rate of commitments in currencies other than the US dollar. As a consequence of our then current legal structure, we concluded that these transactions could not and cannot be designated as accounting hedges in accordance with FAS 133. The effect for fiscal year 2005 was a $19.8 million ($13.9 million after tax) non-cash charge.

Notes to the Consolidated Financial Statements—(Continued)

The following table summarizes the estimated fair value amounts of our financial instruments which have been determined by us, using appropriate market information and valuation methodologies. In some cases, judgment is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As at November 30 (in millions)	2006 Carrying amount	2006 Fair Value	2005 Carrying Amount	2005 Fair Value
	$	$	$	$
Financial assets:
Cash and cash equivalents	717.5	717.5	316.0	316.0
Restricted cash deposits	24.2	24.2	14.6	14.6
Employee loans	1.4	1.4	1.3	1.3
Forward contracts	2.2	2.2	0.3	0.3
Financial liabilities:
Other long-term debt (including current portion)	9.5	9.5	9.5	9.5
Convertible Notes	500.0	547.7	—	—
Forward contracts	0.1	0.1	20.0	20.0

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of our long-term debt is based on interest rates as at November 30, 2006 and 2005 using debt instruments of similar risk.

Note 27. Guarantees

We arrange for bank guarantees, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligation to be provided to our clients in connection with our work on specific projects.

The total amount outstanding in respect of bank guarantees was $321.7 million as at November 30, 2006, $326.0 million as at November 30, 2005 and $259.0 million as at November 30, 2004. The purpose of the bank guarantees generally is to enable our clients to recover cash paid to us in advance of performing our obligations under the contract or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts.

We have the following facilities available to provide bank guarantees:

The $400 Million Amended and Restated Revolving Credit and Guarantee Facility

On August 10, 2006 we amended the $350 million multi-currency revolving credit and guarantee facility to increase the facility to $400 million with the existing consortium of banks and to extend the maturity until August 10, 2011 as described in Note 15 ‘Long-term Debt and Capital Lease Obligations’ above. As at November 30, 2006 the amount of guarantees under this facility was $267.4 million, (2005: $209.2 million).

Other Bank Guarantee Arrangements

We had arrangements with a number of financial institutions to issue bank guarantees on our behalf. As at November 30, 2006, the aggregate amount of guarantees issued under these facilities was $49.3 million. There was no availability for further issuances under these facilities. In addition to the amounts available under the $400 million amended and restated revolving credit and guarantee facility, as at November 30, 2006 we have an additional $30 million bank guarantee facility with Credit Industriel et Commercial Bank (‘CIC’) of which $5.0

Notes to the Consolidated Financial Statements—(Continued)

million was utilized. There are also two unsecured local bond lines for the sole use of PT Acergy Indonesia, a $5 million line with HSBC Indonesia of which $0.1 million was utilized as at November 30, 2006 and a line with Asuransi Takaful Umum. The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business.

The table below summarizes as at November 30, 2006 all outstanding bank guarantees, issued by us. The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts bear no relationship to the anticipated losses on these guarantees and greatly exceed anticipated losses.

As at November 30 (in millions)	Expire within one year	Expire after one year	Total amount outstanding
	$	$	$
Bank guarantees—joint ventures	11.4	11.7	23.1
Bank guarantees—subsidiaries	114.0	184.6	298.6

Total	125.4	196.3	321.7

The fair value of guarantees recognized provided in respect of joint ventures as at November 30, 2006 was $0.2 million.

We have a several guarantee arrangement for the repayment of 50% of the drawings under a $150 million loan taken out by the SapuraAcergy joint venture to fund partially the construction of the vessel Sapura 3000. We have also issued a several performance guarantee with the construction consortium in respect of the construction costs of the vessel. These guarantees are expected to expire in July 2007 on completion of construction of the Sapura 3000.

Note 28. Subsequent Events

On February 9, 2007 our Board resolved to recommend a dividend of 20 cents per Common Share, subject to shareholder approval at the annual general meeting. In addition, we have made additional purchases of 3,934,900 of our Common Shares under our share buyback program for aggregate consideration of $69.5 million.

PART III

SCHEDULE II

ACERGY S.A. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

($millions)	Balance at Beginning of Period	Charged to/released from Costs and Expenses	Write-offs Against the Reserve	Other Add/ (Deduct)(a)	Balance at End of Period
For the year ended November 30, 2004:

Allowance for doubtful accounts	15.8	(2.2)	(0.3)	1.2	14.5

Other(b)(c)	29.4	24.0	(4.6)	11.2	60.0

For the year ended November 30, 2005:

Allowance for doubtful accounts	14.5	2.3	(10.6)	(0.7)	5.5

Other(b)	60.0	15.4	(32.6)	(0.2)	42.6

For the year ended November 30, 2006:

Allowance for doubtful accounts	5.5	(1.8)	(1.5)	0.2	2.4

Other(b)	42.6	(0.3)	(17.7)	1.9	26.5

(a)	Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts (except as otherwise noted).
(b)	The “Other” designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the “Other” category have been determined in accordance with the guidance provided by FAS 5.
(c)	The amount of $11.2 million for fiscal year 2004 in the “Other Add/(Deduct)” column includes $6.7 million arising on consolidation of Sonamet and Sonacergy in compliance with FIN46R, and $4.3 million arising from the reclassification of certain Accounts Payable to Contingencies.

S-1