Form 20-F/A
period 2006-11-30
ACERGY S.A.
filed 2007-06-21
CIK 898685

As filed with the Securities and Exchange Commission on June 21, 2007

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

This Form 20-F/A is being filed by Acergy S.A. (“Acergy”) as Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended November 30, 2006, filed with the Securities and Exchange Commission on April 18, 2007 (the “Form 20-F”), for the sole purpose of amending Exhibit 1.1, as Acergy had inadvertently filed an incorrect version of the Amended and Restated Articles of Incorporation, dated as of August 1, 2006.

This Form 20-F/A consists of a cover page, this explanatory note, Item 19 (as amended), the signature page and Exhibits 12.1 and 12.2.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Form 20-F filed on April 18, 2007 or reflect any events that have occurred after the Form 20-F was filed on April 18, 2007.

Item 19.	Exhibits.

1.1	Amended and Restated Articles of Incorporation, dated as of August 1, 2006.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among the Registrant, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on July 31, 2002.

2.5	Form of Indenture for the issuance of subordinated debt securities (including the form of subordinated debt securities). Incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on August 29, 2002.

2.6	Trust Deed, dated as of October 11, 2006, by and among the Registrant and The Bank of New York.*

4.1	Amendment and Restatement Deed dated August 10, 2006 incorporated by reference to Exhibit 99.1 of the Registrant’s Form 6-K, filed with the Securities and Exchange Commission on August 22, 2006.

8.1	Significant subsidiaries as of the end of the year covered by this Report: see Item 4. “Information on the Company—Significant Subsidiaries.”

9.1	Consent and report on schedules of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.*

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†*

14.1	Consent of Elvinger, Hoss & Prussen.*

*	Previously filed with Acergy’s Annual Report on Form 20-F on April 18, 2007 and herein incorporated by reference.

†	This document was furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

2

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

Date: June 21, 2007

3