Form 20-F
period 2007-11-30
ACERGY S.A.
filed 2008-05-30
CIK 898685

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2007

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

c/o Acergy M.S. Limited

200 Hammersmith Road, London W6 7DL England

(Address of principal executive offices)

Contact Details of Company Contact Person:

Name: John Nicolson

E-mail: john.nicolson@acergy-group.com

Telephone: +44(0) 20 8210 5574

Address: 200 Hammersmith Road, London W6 7DL, England

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

Common shares, $2.00 par value	194,953,972

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☒
International Financial Reporting Standards as issued by the International Accounting Standards Board	☐
Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

☐    Item 17            ☐    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    ☐  Yes    ☒  No

i

ii

INTRODUCTION

Acergy S.A. is a Luxembourg registered company. In this Report, the terms “we,” “us,” “our,” “Group,” “Company” and “Acergy” refer to Acergy S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References to Acergy activities by years refer to fiscal years ended November 30. Our common shares are traded on the Nasdaq Global Select Market in the form of American Depositary Shares (“ADSs”) (each ADS representing one common share) under the ticker symbol “ACGY” and are listed on Oslo Børs under the ticker symbol “ACY.”

As of April 30, 2008, the Company had outstanding 194,953,972 common shares.

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

Unless otherwise specified or unless the context otherwise requires, references in this Report to “$” are to the U.S. dollar, references to “NOK” are to the Norwegian krone, references to “GBP” are to the British pound sterling and references to “EUR” are to the Euro, the lawful currency of the participating member states of the European Union.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements made in this Report and some of the documents incorporated by reference in this Report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. In this Report, they include statements contained under Item 3. “Key Information—Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects,” Item 6. “Directors, Senior Management and Employees,” Item 7. “Major Shareholders and Related Party Transactions,” Item 8. “Financial Information,” Item 10. “Additional Information,” Item 11. “Quantitative and Qualitative Disclosures about Market Risk,” and Item 15. “Controls and Procedures,” including, but not limited to, statements as to the expected execution of projects currently in our backlog; statements as to the expected completion date, estimated progress to completion, estimated costs, estimated revenues, and estimated recovery of contract revenues on our projects; statements as to the expected date of delivery of certain ships; statements as to the expected dry-docking of ships under construction; statements as to the expected growth in the industry in which we operate; statements as to the expected demand for our products and services; statements as to the review of our corporate and entity structure and the implementation of the results from such review; statements as to our intention to maintain the focus on improving our control environment; statements as to the expected repurchase of our share capital; statements as to the expected amount and timing of any future dividend payments; statements as to our planned capital expenditure, equity investments and resources for such future expenditure; statements as to estimated net operating revenue, operating expenses, earnings, cash flow, gross profit and depreciation and amortization charges; expectations as to the remaining useful life and utilization of our assets, including ships; statements as to our reliance on and the expected relationship with certain clients; statements as to the extent of our obligations under certain contingent liabilities; statements as to expected future taxable income; statements as to the expected date and value of hedging transactions; expectations as to our competitive position and the impact of the economy on our business, liquidity and results of operations and financial position; statements as to our strategy and the expected impact thereof; statements as to the timing of the sale of certain assets held for sale; statements as to the expected relocation of certain of our offices, and the expected cost of such relocation; statements as to the future level of activity expected in our joint ventures, the access to cash held by our joint ventures, the demand for products and services provided by our joint ventures and the potential liability for failure of our joint venture partners to fulfill their obligations; expectations as to foreign currency fluctuations; statements as to changes or developments of different government regulations and the potential effect on us or our clients, including changes in the UK tonnage tax regime, and the expected effect of such changes; statements as to the potential recognition of our total compensation cost; statements as to the potential judicial interpretation of our corporate governance documents; statements as to anticipated future compliance with debt covenants; statements as to our ability to obtain funding from various sources and statements as to our expected use of cash.

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

Selected Financial Data

The selected consolidated financial data as at November 30, 2007 and 2006 and for each of the years in the three-year period ended November 30, 2007 set forth below have been derived from our audited Consolidated Financial Statements included in this Report. The selected consolidated financial data as at November 30, 2005, 2004 and 2003 and for each of the years in the two-year period ended November 30, 2004 set forth below have, with the exception of the reclassification of the discontinued operations referred to below, been derived from our audited Consolidated Financial Statements for the respective periods, which are not included herein. In recognition of the sale of Acergy North America and Mexico’s shallow water assets, which was completed in early 2006, the results of that business are reported as discontinued operations in all periods presented.

The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements included elsewhere in this Report.

	Fiscal year ended November 30,
	2007	2006	2005	2004	2003
	($ millions, except for per share data)
Consolidated Statements of Operations
Net operating revenue from continuing operations	2,663.4	2,124.2	1,483.3	1,099.6	1,299.4
Operating expenses	(2,122.3)	(1,695.2)	(1,217.7)	(954.8)	(1,381.5)

Gross profit (loss)	541.1	429.0	265.6	144.8	(82.1)
Share in net income of non-consolidated joint ventures	31.3	41.3	26.9	15.0	0.4
Selling, general and administrative expenses	(227.7)	(183.9)	(147.0)	(111.0)	(93.1)
Impairment of long-lived tangible assets(a)	(0.3)	(2.1)	(7.1)	(9.4)	(164.2)
Restructuring credits (charges)(b)	—	—	1.9	(2.7)	(16.0)
Gains (losses) on disposal of long-lived tangible assets and subsidiaries(c)	12.2	3.9	7.5	29.9	(0.8)
Other operating income (loss), net	0.4	(1.5)	4.2	1.3	(0.9)

Net operating income (loss) from continuing operations	357.0	286.7	152.0	67.9	(356.7)
Interest expense	(22.9)	(4.2)	(4.0)	(19.3)	(26.8)
Interest income	30.8	18.8	3.9	4.0	3.1
Foreign currency exchange gains (losses), net	(10.1)	0.5	(22.2)	6.2	(8.9)

Income before minority interests and taxes from continuing operations	354.8	301.8	129.7	58.8	(389.3)
Minority interests	(7.2)	(7.3)	(10.4)	(4.7)	(4.5)

Income before income taxes from continuing operations	347.6	294.5	119.3	54.1	(393.8)
Income tax (provision) benefit	(199.9)	(73.6)	(12.9)	(9.2)	0.6

Income (loss) from continuing operations	147.7	220.9	106.4	44.9	(393.2)
Income (loss) from discontinued operations before taxation	5.9	(18.2)	6.0	(39.8)	(24.9)
Gain on disposal of discontinued operations before taxation	—	35.1	27.1	—	—
Income tax provision	—	(1.1)	—	—	—

Income (loss) from discontinued operations(d)	5.9	15.8	33.1	(39.8)	(24.9)

Net income (loss)	153.6	236.7	139.5	5.1	(418.1)

Earnings per common share
Net income (loss) per common share and common share equivalent
Basic
Continuing operations	0.78	1.15	0.56	0.28	(4.25)
Discontinued operations	0.03	0.08	0.17	(0.25	(0.26)
Net income (loss)	0.81	1.23	0.73	0.03	(4.51)
Diluted
Continuing operations	0.74	1.10	0.54	0.28	(4.25)
Discontinued operations	0.03	0.08	0.17	(0.25	(0.26)
Net income (loss)	0.77	1.18	0.71	0.03	(4.51)
Weighted average number of common shares and common share equivalents outstanding
Basic	188.4	192.7	191.1	157.6	92.6
Diluted	213.3	201.1	195.5	159.5	92.6

	Fiscal year ended November 30,
	2007	2006	2005	2004	2003
	($ in millions, except for per share data)
Statements of cash flow data:
Net cash provided by (used in) operating activities	249.0	38.2	271.3	152.1	(27.5)
Net cash (used in) provided by investing activities	(229.8)	(117.3)	(11.5)	66.8	(13.1)
Net cash provided (used in) provided by financing activities	(178.7)	468.8	(71.3)	(172.5)	109.8
Other financial data:
Depreciation and amortization from continuing operations	77.8	58.6	56.9	60.6	92.8
Depreciation and amortization from discontinued operations	—	—	1.7	5.0	0.7

	As of November 30,
	2007	2006	2005	2004	2003
	($ in millions, except for per share data)
Consolidated balance sheet data:
Total Current assets	1,435.1	1,403.6	827.0	502.8	633.8
Non-current assets	986.4	805.6	557.5	606.2	608.9
Total assets	2,421.5	2,209.2	1,384.5	1,109.0	1,242.7
Total Current liabilities	1,082.0	919.5	843.8	643.8	793.6
Long-term debt(e)	506.3	507.1	8.7	69.7	293.5
Deferred long-term taxes, accrued pensions and other long-term liabilities	104.5	82.9	76.3	80.9	48.3
Net Assets / Total shareholders’ equity	728.7	699.7	455.7	314.6	107.3
Capital stock, including paid in surplus	767.6	846.5	846.0	831.1	623.7

Dividend per share	0.21	0.20	—	—	—

(a)	In fiscal year 2003, we recognized aggregate impairment charges of $164.2 million in respect of our tangible fixed assets from continuing operations. These included: $42.0 million in respect of ships offered for sale but which did not meet the held for sale criteria (the Seaway Kestrel and the Seaway Explorer); $55.7 million for the Acergy Piper pipelay barge; $42.7 million for the Radial Friction Welding system; $18.7 million for another ship (the Seaway Defender) and other offshore equipment; and $5.1 million for Lobito Yard assets.
(b)	In fiscal year 2003, we incurred restructuring charges of $16.0 million in connection with our plan for financial recovery, of which $13.2 million were personnel and redundancy costs related to severance payments, vacation paid in lieu, and outplacement fees and $2.7 million related to real estate costs including accrued rental of office space vacated by Ingerop Litwin S.A. (“Paragon Litwin”) and a write off of unamortized leasehold improvement costs. In fiscal year 2004, we incurred restructuring charges of $2.7 million; although we did not undertake any new initiatives. We increased the existing accrual for future rental costs on the office space vacated by Paragon Litwin by $2.7 million. Other revisions to estimates were recorded in respect of higher than anticipated professional fees and lower than expected personnel and redundancy costs. In fiscal year 2005, we released restructuring provisions of $1.9 million and we reached an agreement on the early termination of the lease of the former offices of Acergy Africa and Mediterranean, including an agreement to vacate by December 31, 2005.
(c)	In fiscal year 2007, the gain on sale of assets from continuing operations was $13.6 million and related to the $0.7 million gain on sale of the J-Lay tower, the $5.7 million gain on sale of the Acergy Asia and Middle East, Arwana, Polka and Handil Base assets, the $6.8 million gain on sale Acergy Asia and Middle East Diving and Survey Equipment assets, and the $0.4 million gain on sale of other long-lived assets. The loss on sale of subsidiaries was $1.4 million and related to reclassification of foreign currency translation adjustments upon liquidation of entities.
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
In fiscal year 2004, the gain on sale of assets from continuing operations was $4.7 million and included $2.0 million related to the gain on sale of remotely operated vehicles to Oceaneering International Limited and $1.8 million related to the gain on sale of various smaller assets. The gain on sale of subsidiaries of $25.2 million comprise of a $26.1 million gain on sale of Serimer DASA S.a.r.l. (“Serimer DASA”) to Serimer Holdings offset by a $0.9 million loss on the sale of Paragon Litwin.
(d)	In fiscal years 2007 and 2006, the income from discontinued operations of $5.9 million and the gain on disposal of discontinued operations of $35.1 million, respectively, from discontinued operations related to the completion of the sale of ships of Acergy North America and Mexico (DLB 801 and Seaway Kestrel) to Cal Dive International, Inc. (“Cal Dive”). These discontinued operations have now been fully disposed of. In fiscal year 2005, the gain of $27.1 million related to the sale of ships and bases to Cal Dive. Income (loss) from discontinued operations represents the underlying results of the operations for all periods shown.
(e)	The balance as of November 30, 2007 and 2006 included $6.3 million and $7.1 million, respectively, being the long term portion of the loan from Sociedade Nacional de Combustiveis de Angola-Sonangol E.E.E. (“Sonangol”), to Sonamet Industrial S.A.R.L. (“Sonamet”), the entity in which we have a 55% interest. It also included $500 million in aggregate principal amount of convertible notes due in fiscal year 2013 (discussed in Item 5. “Operating and Financial Review and Prospects—Description of Indebtedness—The $400 million Amended and Restated Revolving Credit and Guarantee Facility”). The balance as of November 30, 2005 represented the long-term portion of the loan from Sonangol to Sonamet.

In fiscal year 2004, this included $60 million drawn under our $400 million amended and restated revolving credit and guarantee facility and a $9.7 million loan from Sonangol to Sonamet.

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

A significant proportion of our business is performed on a fixed-price or turnkey basis. Approximately 78% of our revenue from continuing operations was derived from fixed-price contracts in fiscal year 2007 (2006: 75%, 2005: 75%). Long-term fixed-priced contracts, most of which are awarded on a competitive bidding basis, are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. Such unexpected costs can result in losses on fixed price contracts. Additionally, because we employ the percentage-of-completion method of accounting, such unexpected costs could require us to take charges against earnings to reflect properly the level of completion of a project and to recognize loss-making projects currently. For example, in fiscal year 2007 we experienced significant local contractor cost overruns in our Mexilhao Trunkline project relating to logistic, transportation and works, which resulted in loss recognition on the project. The net effect of significant revisions on major contracts was a net gain from continuing operations in fiscal year 2007 of $127.9 million (2006: $74.2 million, 2005: $60.3 million), and a profit (loss) from discontinued operations in fiscal year 2007 of $10.1 million (2006: $(18.7) million, 2005: $(15.4) million). The cost and gross profit realized on such contracts can vary from those expected because of changes beyond our control, including but not limited to:

•	unanticipated technical problems with the equipment we are supplying or developing which may require that we spend our own money to remedy the problem;

•	unanticipated problems with trenching, ploughing, dredging, back-filling, rock dumping and other activities which depend upon seabed or subsoil conditions;

•	unanticipated changes in the costs of components, materials or labor;

•	changes in governmental regulations affecting our activities or unanticipated difficulties in obtaining required governmental permits or approvals;

•	project modifications and variation orders creating unanticipated costs;

•	delays caused by local weather;

•	suppliers’ or subcontractors’ failure to perform in a timely manner; and

•	logistics costs.

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

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts, which are scheduled to utilize the same assets. Although the high utilization of our asset base in recent periods reflects our increased activity, it also puts a strain on our ability to avoid such mechanical failures. The Group operates a scheduled maintenance program in order to keep all assets in good working order, but despite this breakdowns can occur. For example, in November 2005, we experienced a problem involving a thruster of the Acergy Polaris, working offshore West Africa. This affected the operational capabilities of the ship during the first and second quarter of fiscal year 2006 and adversely impacted our operating results from continuing operations for fiscal years 2006 and 2005. During fiscal year 2006, the breakdown of a third party vessel similarly affected our results from discontinued operations. In 2007, thruster problems on the Acergy Harrier affected the operating capabilities of the ship and adversely impacted our operating results. If we experience any other equipment or mechanical failures with our major assets, such problems could increase costs, impair revenues and result in penalties for failure to meet project completion requirements, which may have a material adverse impact on our financial condition and results of operations.

If we experience difficulties resolving claims and variation orders, this may adversely impact our cash flows and liquidity.

In the ordinary course of our business, we must negotiate with our clients to resolve claims and variation orders. A “claim” is an amount in excess of the agreed contract price (or amount not included in the original contract price) that a contractor seeks to collect from clients or others for client-caused delays, errors in specifications and designs, contract terminations, variation orders in dispute or unapproved as to both scope and price or other causes of unanticipated additional costs. A “variation order” is a written change to the provisions of a project contract, which may be initiated by either us or our client. It is customary that, where a variation to the project scope or specifications is required, we continue to execute the project to completion, although we may not have reached a precise agreement with our client on the financial responsibilities of all parties. We often try to resolve these later by negotiating claims and variation orders. In the past, we have had significant difficulties in resolving certain claims and variation orders and collecting amounts that we believed were owed to us. We believe we have been able to achieve agreement with clients on most of such disputed items. However, difficulties in resolving claims and variation orders for current or future projects may have a material adverse impact on our financial condition, cash flows and results of operations.

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

There might be delays or cancellation of projects included in our backlog, which may adversely affect our future revenues.

The dollar amount of our backlog does not necessarily indicate future revenues or earnings related to the performance of that work. Backlog refers to expected future revenues under signed contracts, which we have determined are likely to be performed. During the course of a project, the backlog is adjusted to take account of alterations to the scope of work under approved variation orders and contract extensions. Although the backlog represents only business that we consider to be firm, cancellations, delays or scope adjustments have occurred in the past and are likely to occur in the future. Due to factors outside our control, such as changes in project scope and schedule, we cannot predict with certainty when or if projects included in our backlog will be performed. Delays or cancellations of projects in our backlog may adversely affect our future revenues.

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

Our operations in the Acergy Africa and Mediterranean, Acergy South America and Acergy Asia and Middle East segments are mainly performed in emerging markets such as Angola, Congo, Nigeria, Brazil and Vietnam. These segments accounted for approximately 66% of our total net operating revenue from continuing operations in fiscal year 2007 (2006: 56%, 2005: 57%). Operations in these emerging markets present risks including:

•	economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

•	political instability, which could discourage investment and complicate our dealings with governments;

•	increased risk of fraud and political corruption if financial controls and anti-fraud are not well-established and enforced;

•	boycotts and embargoes that may be imposed by the international community on countries in which we operate;

•	requirements imposed by local governments that we use local suppliers or subcontractors, which may not be able to perform as required;

•	labor unrest, particularly in Nigeria and Angola where our large workforces are prone to strike action;

•	disruptions due to civil war, terrorist activities, piracy, election outcomes, shortage of commodities, power interruptions or inflation;

•	the imposition of unexpected taxes or other payments on our revenues in these markets; and

•	the introduction of exchange controls and other restrictions by foreign governments.

Unanticipated political events or social disturbances in developing or less developed countries, including labor unrest or terrorist activities, could cause cost overruns on projects for which we are not reimbursed or delays in execution of projects which lead to delayed revenues or potential contractual penalties.

Additionally, to the extent a project is delayed or becomes more costly in a manner that we cannot recover, there would be an adverse impact on our financial condition, results of operations and cash flows. Political or social instability could also inhibit offshore exploration or capital expenditures by our clients. Such instability could result in fewer new project tenders meeting our criteria thereby reducing growth opportunities for our business.

Our results may fluctuate due to adverse weather conditions.

A substantial portion of our net operating revenues is generated from work performed in the North Sea. In fiscal year 2007, 34% of our revenues were generated from work performed in this region (2006: 39%, 2005: 38%). Adverse weather conditions during the winter months in this region usually result in low levels of offshore activity. Further, around offshore West Africa, where we also generate a significant portion of revenue, accounting for approximately 53% in fiscal year 2007 (2006: 48%, 2005: 48%) optimal weather conditions exist from October to April. Most offshore West Africa operations are scheduled for that period. Additionally, during certain periods of the year, we may encounter adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenues from operations are delayed or reduced.

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

In fiscal year 2007, BP Plc. (“BP”) accounted for approximately 24% of our net operating revenue from continuing operations, with ExxonMobil and Statoil ASA (“Statoil”) accounting for a further 12% and 9%, respectively. In fiscal year 2006, ExxonMobil accounted for approximately 23% of our net operating revenue from continuing operations, with Statoil and BP accounting for a further 17% and 15%, respectively. In fiscal year 2005, Statoil accounted for approximately 20% of our net operating revenue from continuing operations, with BP and Total Fina Elf (“Total”) accounting for a further 15% and 14%, respectively. Our ten largest clients during fiscal year 2007 accounted for approximately 81% (2006: 83%) of our net operating revenue from continuing operations, and during those three fiscal years six clients, Total, Statoil, Petróleo Brasileiro SA (“Petrobras”), ExxonMobil, ConocoPhillips and BP consistently numbered among our ten largest clients. Revenues from our largest clients are often related to specific long-term contracts that, upon completion, may not be replaced by contracts of equivalent size. Revenue from continuing operations that was derived from long-term contracts was approximately 96% in fiscal year 2007 (2006: 94%). Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant clients or a substantial decrease in demand by our significant clients could result in a substantial loss of revenues which could have a material adverse effect on our operating results, cash flows and financial condition.

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

We require highly skilled personnel to operate and provide technical services and support for our business. Competition for skilled personnel and other labor required to support tender activities and project execution has intensified due to increased demand for these services during fiscal year 2007, leading to a general scarcity of human resources in our industry. Failure to attract or retain such qualified personnel could adversely affect our business, financial position, results of operations and cash flows.

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

The revenue and costs of operations and financial position of many of our non-U.S. subsidiaries are measured initially in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into U.S. dollars (our reporting currency) at the applicable exchange rates for inclusion in the Consolidated Financial Statements. In fiscal year 2007, approximately 71% of our net operating revenue from continuing operations was generated in local currencies and translated into U.S. dollars (2006: 45%). In fiscal year 2007, approximately 27% of our net operating revenue from continuing operations was generated in Euros, 14% in British pounds sterling and 20% in Norwegian kroners. In fiscal year 2006, the corresponding percentages were 16%, 14% and 12%, respectively. The exchange rate between these currencies and the U.S. dollar may fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position.

In addition, we are subject to currency risk exposure when our revenue is denominated in currencies that are different from those in which our expenses are incurred. In this case, if the value of the currency in which our revenue is recorded weakens relative to the currency in which we incur expenses, then there is an adverse impact on our profit margin. We attempt to manage our foreign currency exchange exposure by using derivative instruments to hedge revenue or expenditure that is not in the functional currency of a given subsidiary. However, we cannot eliminate such exposure and, therefore, currency exchange rate movements and volatility can have a material adverse impact on our financial position.

We are exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.

Our operations are subject to all the risks normally associated with offshore construction and services and could result in injury or death to personnel or third parties, damage to or loss of property and/or suspension of operations. The Group’s operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and such an event may result in our being named a defendant in lawsuits asserting large claims. The Group insures for liability arising from our operations, both onshore and offshore, including death or injury to employees or third parties, loss of or damage to third-party property and pollution. All such insurance is carried at levels of coverage and deductibles that we consider financially prudent, although there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

We generally seek to obtain indemnity agreements from our clients requiring them to hold us harmless in the event of damage to existing facilities, loss of production or liability for pollution. Such contractual indemnification, however, does not generally cover liability resulting from the gross negligence or willful misconduct of, or violation of law by, our employees or subcontractors. Additionally, if we suffer a loss for which we are entitled to indemnity, we are dependent on our client’s ability to satisfy its indemnity obligation. If the client cannot satisfy its obligation, we could suffer losses.

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

In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that we will not be able to ensure that our internal control policies and procedures will protect us from fraud or other criminal acts committed by our employees. In fiscal year 2004, the Audit Committee noted a lack of formality in our anti-fraud program, which we have addressed by, among other things, appointing a Head of Compliance and introducing programs designed to enhance awareness of whistle blowing procedures. Despite taking these measures, our management determined as of November 30, 2005 that the lack of formality in our antifraud program constituted a “material weakness” in our internal control over financial reporting. The Group took additional steps in fiscal year 2006 and management believes that this material weakness has been remediated; however, because of the inherent limitations in all control systems, there can be no assurance that all instances of fraud will be or have been detected.

Financial Risks

Our use of the “percentage-of-completion” method for accounting for projects could result in a reduction or elimination of previously reported profits.

Substantially all of our projects are accounted for on the percentage-of-completion method, which is standard for our industry and in compliance with the relevant accounting standards. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses and as variation orders are approved, and adjustments based on the percentage of completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues, we would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment.

If we are not able to make reasonably dependable estimates, we would not be able to use the “percentage-of-completion” method for accounting for long-term contracts.

Revisions to estimates on major projects from continuing operations had a positive impact in fiscal year 2007 of $127.9 million (2006: positive impact of $74.2 million, 2005: positive impact of $60.3 million) and an adverse impact of $10.1 million (2006: negative impact of $18.7 million, 2005: negative impact of $15.4 million). Under the relevant accounting standards the percentage-of-completion method of accounting for long-term contracts can be used as long as we can make reasonably dependable estimates of progress toward completion of such contracts, of contract revenues and contract costs. If we were not able to make reasonably dependable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed contract” method. Under the zero-estimate-of-profit method, we would not recognize any profit before a contract is completed. Under the completed contract method, all costs, revenues and profits are accumulated in balance sheet accounts until project completion. In order to centralize our expertise on making estimates of contract revenues and contract costs, we have established a separate estimating department in Acergy Africa and Mediterranean, as this is the segment with the most significant long-term contracts. If, despite these measures, we experience adverse developments in our long-term contracts, we may not be able to establish that we can develop reasonably dependable estimates of our progress toward completion of such contracts, contract revenues and contract costs. If we are unable to continue to use the percentage-of-completion method of accounting, our earnings may be materially adversely impacted, resulting in, among other things, a potential default under the $400 million amended and restated revolving credit and guarantee facility.

Our ability to service indebtedness and fund our operations depends on cash flows from our subsidiaries.

As a holding company, our principal assets consist of our direct or indirect shareholdings in our subsidiaries. Accordingly, our ability to make required payments of interest and principal on our indebtedness and funding of our operations is affected by the ability of our operating subsidiaries, our principal source of cash flow, to transfer available cash to us. The inter-company transfer of funds and repatriation of profit or capital (by way of dividends, inter-company loans or otherwise) may be restricted or prohibited by legal requirements applicable to the respective subsidiaries and their directors, especially in the event that our liquidity or financial position is uncertain. In addition, such repatriation of profits, capital or funds could be subject to tax at various levels within our corporate structure and, depending on where tax is payable, our effective rate may be adversely affected.

Our operations are subject to a significant number of tax regimes, and changes in the legislation governing the rules implementing them or the regulator enforcing them in any one of these countries could negatively and adversely affect our results of operations.

Our operations are carried out in several countries across the world, through branches and subsidiaries and our tax filings are therefore subject to the jurisdiction of a significant number of tax authorities and tax regimes, as well as cross-border tax treaties between governments. Furthermore, the offshore mobile nature of our operations means that we routinely have to deal with complex domestic and international tax issues as well as competing and developing tax systems where tax treaties may not exist or where the legislative framework is unclear. In addition, our international operations (such as transfer pricing, permanent establishment or similar issues) are taxed on different bases that vary from country to country, including net profit, deemed net profit (generally based on turnover) and revenue-based withholding taxes based on turnover.

We determine our tax provision based on our interpretation of enacted local tax laws and existing practices and use assumptions regarding the tax deductibility of items and recognition of revenue. Changes in these assumptions and practices could impact the amount of income taxes that we provide for in any given year and could negatively and adversely affect the result of our operations.

Our tax liabilities could increase as a result of changes in the Luxembourg tax regime.

The Luxembourg Holding Company Law of 1929 defines holding companies as companies established in Luxembourg that solely exercise certain activities, such as investment in equity and debt securities and grant of financial assistance under certain conditions, with respect to companies in which they hold investments. These holding companies, of which we are one, are exempt from Luxembourg’s corporate taxes on earnings, including dividends, interest and royalties as well as on payments, including dividends and royalties.

As a result of the European Commission’s conclusion that the special tax status described above constitutes a disguised subsidy, this special tax status will terminate on January 1, 2011 and we will become subject to Luxembourg’s ordinary tax regime, if we were to maintain our status and present structure as a Luxembourg company. This would increase our tax liabilities compared to our current exempt status.

In light of the changes to the Luxembourg tax regime, we are evaluating corporate structuring alternatives to maximize the efficiency of our corporate structure and holdings. However, there can be no guarantee that such alternatives will be as beneficial, or more beneficial from a tax perspective than our current corporate structure. We may also not pursue any such alternatives.

Our tax liabilities could increase as a result of changes in the UK Tonnage Tax regime.

Our UK ship owning subsidiaries are currently taxed within the UK tonnage tax regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels before being taxed at the UK statutory tax rate. This has resulted in a lower tax charge than would have been accrued had we not elected to join the UK tonnage tax regime.

On January 23, 2008, the UK government announced its intention to change the UK tonnage tax legislation with effect from April 1, 2008 following discussions with the European Commission regarding the interpretation of the guidelines on state aid.

We are currently evaluating the impact of this proposed legislation and the subsequent announcement made on March 6, 2008 withdrawing the technical note containing this proposed legislation. However, if the UK government proceeds as announced on January 23, 2008, it is expected that the legislation would exclude the vessels owned by our UK subsidiaries, from the UK tonnage tax regime which could lead to an increase in our future tax charge. We also continue to explore alternative ship owning structures, but there can be no assurance that such alternatives will be as beneficial from a tax perspective as under the current UK tonnage tax regime. We may also not pursue any such alternatives.

Our tax liabilities could increase as a result of adverse tax audits, enquiries or settlements

We are either currently under audit, enquiry or investigation, or we may be subject to future audits, enquiries or investigations, in a number of jurisdictions in which we operate.

In accordance with applicable accounting rules relating to contingencies, we provide taxes for the amounts that we consider probable of being payable as a result of these audits and for which a reasonable estimate may be made. We also separately consider if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in our filed tax return, and make additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, there is a risk that adjustments will be recognized to our tax provisions in later years as and when these and other matters are finalized with the appropriate tax authorities.

In fiscal year 2007, we accrued a net tax charge of $49 million (excluding interest which was reflected as an interest expense) in respect of (i) our ongoing tax audits ($26 million) and (ii) the review of uncertain tax positions undertaken in the year ($23 million). In accordance with the provisions of FAS 109(9)(e), an additional amount of $10.8 million in respect of tax on intra-Group transfers of assets was deferred as a prepayment in the balance sheet. It is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amount we have provided.

In fiscal year 2007, our operations in various countries were subject to enquiries, audits and disputes, including but not limited to those in France, Netherlands, UK, the United States, Norway, Indonesia and Congo. These audits are all at various stages of completion. The incremental adjustment arising from these tax investigations was an additional provision of $36.8 million (2006: $0.5 million) including penalties but excluding interest. In accordance with the provisions of FAS 109(9)(e), of the incremental provision of $36.8 million, an amount of $10.8 million (tax and penalties) relating to intercompany transfers of depreciable assets, has been recorded in prepaid expenses in our consolidated balance sheet and not charged to the consolidated statement of operations. Under FAS 109(9)(e), these prepaid expenses will be amortized to the consolidated statement of operations over the useful life of the underlying assets. This incremental provision arises from both adjustments that we have agreed with the relevant tax authorities and changes that we have made to the amount probable of being paid in two countries, the Netherlands and France. Our operating entities in these countries have co-operated fully with the relevant tax authorities while seeking to robustly defend their tax positions. The audit in the Netherlands was resolved in fiscal year 2007 and covered the fiscal years from 2000 to 2004. The audit in France, which commenced in February 2007, has continued into fiscal year 2008. The tax audit in France involves several legal entities and initially covered the fiscal years from 2004 to 2006. However, the audit scope has effectively been extended to fiscal year 2000 by way of a challenge to our utilization of losses brought forward. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as more routine domestic French matters.

This has created added complexity and uncertainty, and has caused management to reassess its estimate of the eventual probable outcome and increase its pre-existing provision for French taxes. It may be necessary to defend our tax filings in court if a reasonable settlement cannot be reached with the French tax authorities.

In addition to the tax audit noted above, in October 2007, the French tax authorities also conducted a formal search of our French subsidiary’s offices in Paris. The documents authorizing the search claim that we had inaccurately reported to the French tax authorities the extent of our activities and revenues in France in an effort to minimize French taxes. We will defend our tax positions and have appealed the authorization to search to the French Supreme Court.

During 2007, in preparation for the possible adoption of FIN 48 next year, management also completed a detailed review of uncertain tax positions across the Group. Although we do not now have to adopt FIN 48 because of our transition from U.S. GAAP to International Financial Reporting Standards (“IFRS”) with effect from December 1, 2007, the information gathered during this review was used in quantifying the best estimate of the probable liability accrued under SFAS No. 5 “Accounting for Contingencies” as at November 30, 2007. The principal risks identified during this review were issues that arise in respect of permanent establishment, transfer pricing and other similar international tax issues. In common with other international groups, the conflict between the Group’s global operating model and the jurisdictional approach of taxing authorities often leads to uncertainty on tax positions. Based on this review, management has revised its estimate of the most probable liability and has accrued additional taxes of $23 million excluding interest. In addition to those liabilities deemed probable, we also identified other uncertain tax positions which are considered less than probable but more than remote. Currently no provision is carried for these additional risk items.

In the UK, an enquiry was started with respect to our UK ship owning companies and the amount of profits allocated to transport activities and therefore eligible for tonnage tax treatment. Under the UK tonnage tax regime the commercial profits of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) are subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry covers fiscal year 2003 but is expected to extend into later fiscal years during the course of fiscal year 2008. While we consider it possible that a liability will arise, currently no provision has been accrued for this risk. We cannot reasonably estimate the risk at this stage and the eventual resolution and quantification of this contingency will be influenced by the recently announced changes to the UK tonnage tax regime. The cumulative benefit for all fiscal years to November 30, 2007 arising from being within the UK tonnage tax regime since fiscal year 2002 is $11.6 million, excluding the total release of the deferred tax liability on ships of $36 million in the fiscal years ended November 30, 2001 and 2002. Had we not been (wholly or partially) within the UK tonnage tax regime, it is likely that additional accelerated capital allowances would have been available on fixed asset additions to reduce the immediate cash tax cost of any successful challenge by the UK tax authorities. However this would have increased our total deferred tax liability.

For more information about these proceedings, please refer to Note 12 “Income tax” to the Consolidated Financial Statements.

Although we believe that we are adequately reserved for the associated liabilities, if a tax authority seek to impose assessments or require payments in excess of the amounts we currently expect to pay and we are unsuccessful in challenging these assessments or demands, we could be required to record additional liabilities that could be material to our cash flows and results of operations.

Our assessment of our internal control over financial reporting may identify “material weaknesses” in the future and may result in an attestation with an adverse opinion from our independent auditors, which could reduce confidence in our financial statements and negatively affect the price of our securities.

We are required by the SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, to include a report by our management on our internal control over financial reporting in our annual reports on Form 20-F that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of that effectiveness. These requirements have been included in this annual report on Form 20-F. As at November 30, 2007, we believe that we maintain effective internal control over our financial reporting. However, there can be no assurance that in future periods there will be no material weaknesses identified.

Risks Relating to Our Shares

Our Articles of Incorporation impose restrictions on the ownership of our shares.

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage” (as defined in our Articles of Incorporation), which term we understand is likely to include adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no U.S. Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and (iii) no person may own, directly or indirectly, more than 20.0% of our outstanding shares unless a majority of the Board of Directors shall have authorized such shareholding in advance. The Board of Directors may take remedial action if it determines that we are threatened with “imminent and grave damage.” The Group has been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase, but those situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase. These defensive measures may have the effect of making a merger involving us, or a tender offer, or an open-market purchase program or other purchase of our shares more difficult, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

Item 4.	Information on the Company.

Overview

We are one of the largest seabed-to-surface engineering and construction contractors in the world in terms of revenues. The Group designs, procures, builds, installs and services a range of surface and subsurface infrastructures for the global offshore oil and gas industry. The Group specializes in creating and applying innovative and efficient solutions in response to the technical complexities faced by offshore oil and gas companies as they explore and develop production fields in increasingly deeper water and more demanding offshore environments.

We provide services and products that add value for our clients throughout the entire life cycle of offshore oil and gas field exploration, development and production. When a field is being developed, we apply our technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. The Group also procures or fabricates and installs equipment used in field development. This equipment includes the above-water topsides and platforms used for processing recovered oil and gas, pipelines and electrical and hydraulic cables (“umbilicals”) that are used to control subsea wells. We install pipelines used to transport oil and gas underwater as well as to the production and processing facilities at the surface. These may be steel pipes, referred to as rigid pipes, or of an unbonded steel and thermoplastic structure, referred to as flexible pipes, depending on technical requirements, and may have a small diameter (“flowlines”), a medium diameter (“exportlines”), or a large diameter (“trunklines”), depending on function, production volumes and pressure. During the time that a field is producing oil or gas, we inspect, maintain and repair the equipment. Once the field has been depleted and is to be abandoned, we provide field decommissioning services which include the removal of offshore structures and equipment.

Our operations are managed geographically through five regions around the world. As of November 30, 2007, we employed approximately 878 engineering staff in project management and various engineering disciplines worldwide.

The Group operates a fleet of highly specialized ships, barges and unmanned underwater Remotely Operated Vehicles (“ROVs”), deployed in the world’s major offshore oil and gas exploration regions. Our key assets, as at April 30, 2008, include:

•	3 subsea construction ships;

•	7 flexible pipelay ships;

•	6 inspection, repair maintenance and survey ships;

•	1 heavy lift and pipelay ship (operated by SapuraAcergy);

•	1 heavy lift barge (operated by Seaway Heavy Lifting Limited (“SHL”));

•	3 rigid pipelay ships/barges;

•	8 cargo barges; and

•	39 work class and observation ROVs.

We have operated in more than 73 countries worldwide and, as at November 30, 2007, were operating in 19 countries.

Our net operating revenues from continuing operations for fiscal year 2007 were $2.7 billion (2006: $2.1 billion), and our backlog on November 30, 2007 was $3.2 billion (2006: $2.6 billion). Of the November 30, 2007 backlog amount, we expect that approximately $2.2 billion will be recognized as revenue in fiscal year 2008 and approximately $1.0 billion will be included in later years. Although our backlog represents business that we believe to be firm, these figures are subject to change due to factors outside our control. See Item 3. “Key Information—Risk Factors—Operational Risks—There might be delays or cancellation of projects included in our backlog” and Item 5. “Operating and Financial Review and Prospects—Outlook.”

History and Development of Acergy

Acergy S.A. is organized as a “Société Anonyme Holding” under the laws of the Grand Duchy of Luxembourg. The Company was incorporated in Luxembourg in 1993 as the holding company for all of our activities. Our registered office is located at 26, rue Louvigny, Luxembourg, and we are registered in the Companies’ Registrar of Luxembourg under the number B43172. Our agent for U.S. federal securities law purposes is Acergy U.S. Inc., 10787 Clay Road, Houston, Texas 77041. Our principal executive offices are c/o Acergy M.S. Limited., 200 Hammersmith Road, Hammersmith, London, W6 7DL England), telephone number (+44) (0)20 8210 5500. Our website address is www.acergy-group.com. The information on our website is not part of, or incorporated by reference into, this Report.

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

On December 7, 1999, we completed a transaction to form a joint venture entity, NKT Flexibles, a manufacturer of flexible flowlines and risers for the offshore oil and gas industry. The Group owns 49% of NKT Flexibles, and the remaining 51% is owned by NKT Holdings A/S. The total consideration for our share in the joint venture was $36.0 million, funded partly by cash and partly by the issuance of Class A Shares subsequently converted into common shares on a one-for-one basis. This investment secured our supply of flexible pipeline products. During fiscal years 2003 and 2004, we contributed a further $17.5 million of capital and continued to provide financial support in the form of loans.

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

On May 29, 2004, we sold the wholly owned welding services subsidiary Serimer DASA to Serimer Holdings SAS, for $38.2 million, which yielded a gain on disposal of $26.1 million.

On January 13, 2005, SNSA sold the 79,414,260 common shares it previously held in us. As a result, to our knowledge, SNSA no longer owns any of our shares.

On April 12, 2005, we announced that we had entered into an asset purchase agreement to sell Acergy North America and Mexico’s shallow water Inspection, Maintenance and Repair assets to Cal Dive for $122.9 million in cash. The sale closed on a sequential basis. We sold seven ships and the shore support bases and equipment to Cal Dive on October 31, 2005 for a total of $42.5 million in cash, resulting in a gain of $27.1 million. The Group sold the derrick lay-barge DLB 801 on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million. The Group completed the sale of the reel pipelay ship Seaway Kestrel on March 15, 2006, following completion of its work program, realizing cash proceeds of $39.9 million, resulting in a gain of $18.7 million.

On August 30, 2005, we announced the formation of a joint venture (“SapuraAcergy”) with SapuraCrest Petroleum Berhad (“SapuraCrest Petroleum”), a Malaysian oil service company, to build and operate a heavy construction ship named Sapura 3000. We also entered into a number of ship lease agreements signed during 2005, notably the Polar Queen in June 2005, the CS Pertinacia in October 2005, and a new Survey ship in November 2005.

On January 19, 2006, we announced the launch of the Acergy name and brand. On April 3, 2006, shareholders approved the name change to Acergy S.A., which became effective on April 10, 2006.

On November 24, 2006, we sold the non-core shallow water diving business Stolt Comex Seaway Nigeria Limited and two vessels American Pride and American Independence to Hydrodive Nigeria Limited for cash proceeds of $5.5 million, resulting in a gain of $4.6 million.

In the second and third quarters of 2007, we sold to Cal Dive the non-core shallow water and diving assets previously used for projects executed in Indonesia for cash proceeds of $16.7 million, resulting in a gain of $12.5 million.

On April 4, 2007 we established the joint venture Global Oceon Engineers Nigeria Limited (“Oceon”) with Petrolog Engineering Services Limited, an established Nigerian contractor, with the purpose of providing engineering support for future shallow and deepwater projects for execution in Nigeria.

On November 29, 2007, we established a joint venture with Havila Shipping ASA (“Acergy Havila Limited”), to build and operate a “state-of-the-art” diving support ship, Acergy Havila, which is expected to be delivered in fiscal year 2010.

Service Capabilities

The classification of our service capabilities is as follows:

•

Subsea construction, Umbilicals, Risers and Flowlines (“SURF”): This comprises the engineering, procurement and construction work relating to oil and gas fields that are developed subsea (in which the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes large multi-year projects encompassing pipelay, riser and umbilical activities of a complete field development, tieback projects, which involve pipelaying, umbilical installation and, in some cases, trenching or ploughing, to connect a new or additional subsea development to an existing production facility. The installation of jumpers and spool pieces, as well as hyperbaric welding, are also typical SURF activities. This category also includes construction and diving support ship charters and rental of equipment including construction support ROVs. The proportion of SURF activities in relation to our total net operating revenue from continuing operations in fiscal year 2007 was approximately 72% (2006: 64%; 2005: 53%).

•

Conventional: This comprises engineering, construction, installation and refurbishment activities relating to shallow water platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes survey/IMR ship charters and equipment rental in relation to Conventional activities. The proportion of Conventional activities in relation to our total net operating revenue from continuing operations in fiscal year 2007 was approximately 13% (2006: 18%; 2005: 26%).

•

Inspection, Maintenance and Repair (“IMR”): This comprises, among other things, platform surveys, debris removal and pipeline inspections using divers and/or ROVs on producing oil and gas field infrastructure, as a regular activity throughout the life of the offshore field. IMR activities are conducted both under long-term frame agreements with clients and also in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. The proportion of IMR activities in relation to our total net operating revenue from continuing operations in fiscal year 2007 was approximately 3% (2006: 6%; 2005: 7%).

•

Trunklines: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing the Acergy Piper pipelay barge. The proportion of Trunkline activities in relation to our total net operating revenue from continuing operations in fiscal year 2007 was approximately 10% (2006: 9%; 2005: 11%).

•

Survey: This comprises support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized survey ships and Survey ROVs. The construction support activities include, among other things, pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on top-sides (Rope Access). The proportion of Survey activities in relation to our total net operating revenue from continuing operations in fiscal year 2007 was approximately 2% (2006: 3%; 2005: 2%).

•

Corporate: This comprises all activities that serve more than one segment including the joint ventures: NKT Flexibles, SHL, and assets that have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment. It also includes management of offshore personnel, captive insurance activities and management and corporate services provided for the benefit of all our businesses. The proportion of Corporate activities in relation to our total net operating revenue from continuing operations in fiscal year 2007 was nil% (2006: nil%; 2005: 1%).

We also provide field decommissioning services at the end of the working life of an offshore oilfield, although no material revenues were generated from these activities during any of the periods presented.

Business Segments

Our operations are managed through five geographical segments. In addition, our Corporate segment manages activities that serve more than one segment, as described in more detail below. The chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer of Acergy S.A. and for each segment our Chief Executive Officer is supported by a Vice President who is responsible for managing all aspects of the projects within the relevant segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. One segment may provide support to other segments; examples are the Mexilhao project where Acergy Northern Europe and Canada provides support to Acergy South America and the PRA-1 project where Acergy North America and Mexico provides support to Acergy South America.

We have business segments based on the geographic distribution of our activities as follows:

Acergy Africa and Mediterranean

This segment includes all activities in Africa and Mediterranean and has its offices in Suresnes, France, Cairo, Egypt, Lagos, Nigeria, Madeira Island, Portugal, Port Gentil and Tchengue, Gabon and operates fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and has offices in Aberdeen, UK; Stavanger, Norway; Moscow, Russia; and St Johns, Canada.

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

Acergy Corporate

This segment includes all activities that serve more than one segment and includes: assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of our businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and SHL, a joint venture with a subsidiary of the Russian Oil Company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

Acergy Corporate also included the results of Paragon Engineering Services, Inc. up until the date of its disposal to AMEC plc effective January 19, 2005.

Acergy Africa and Mediterranean

This segment comprises all activities within the Africa and Mediterranean region. It operates fabrication yards in Nigeria and Angola and manages project specific joint ventures such as Mar Profundo Girassol (“MPG”), now completed and in the process of liquidation, and the Dalia Floating Production and Storage Offloading (“FPSO”) facility, which is close to completion. During fiscal year 2007, we established a Nigerian joint venture, Oceon, with Petrolog Engineering Services Limited, an established Nigerian contractor. The purpose of Oceon is to provide engineering support for future shallow and deepwater projects to be executed in Nigeria, and therefore strengthen Acergy Africa and Mediterranean’s presence in the country. For fiscal year 2007 Acergy Africa and Mediterranean’s net operating revenue of $1,398.4 million was 52.6% of our total net operating revenue and an increase of $352.9 million compared to $1,045.5 million in fiscal year 2006. This increase was primarily driven by the Greater Plutonio project, the largest contract executed by us to date. This project successfully executed an extensive offshore installation program during the fiscal year. SURF projects, such as Greater Plutonio, Moho Bilondo and Kizomba C Mondo, contributed $916.9 million and Conventional projects such as EPC2B and OSO, generated $178.0 million of net operating revenue in fiscal year 2007. The increased SURF revenue reflected our increased focus on the SURF market which delivered additional new work. Projects conducted by our Sonamet/Sonacergy joint venture, in which we have a 55% interest, reported $140.4 million of net operating revenue, an increase of $34.0 million compared to $106.4 million in fiscal year 2006 primarily due to the Mafumeira project.

Acergy Northern Europe and Canada

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and manages the Acergy/Subsea 7 project-specific joint venture operations. In fiscal year 2007, we entered into a $180 million agreement with Havila Shipping ASA for a new build diving support ship for Northern Europe and Canada which we expect will join the fleet in fiscal year 2010. The ship will be a state-of-the-art diving support ship and will be specifically designed for efficient diving operations in the harshest environments. The ship Acergy Havila will be owned by Acergy Havila Limited, a joint venture where we will have a 50% ownership. We will operate the ship for a firm period of ten years.

In fiscal year 2007, the Group signed a new lease agreement with Volstad Shipping AS for a five year charter of the new build ship Acergy Merlin for the IMR and Survey market. The ship is expected to join our fleet in the beginning of fiscal year 2009 and commence working on Survey projects. Survey activities include support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized Survey ships and Survey ROVs as further described in Note 20 ‘Segment and related information’ to the Consolidated Financial Statements.

In fiscal year 2006, we signed a new lease agreement with DOFCON ASA for an eight year charter of the Skandi Acergy commencing in the third quarter of fiscal year 2008 to work on SURF projects in the Northern Europe and Canada region. Also in 2008, we will move our Aberdeen offices to a new site, which will be leased.

This segment’s net operating revenue in fiscal year 2007 of $907.8 million accounted for 34.1% of our total net operating revenue from continuing operations and increased by $80.6 million compared to $827.2 million in fiscal year 2006. The increase was mainly due to higher SURF activities which reported $589.1 million in fiscal year 2007, an increase of $64.8 million as compared to $524.3 million in fiscal year 2006, generated from numerous projects such as CNR Frame Agreement, Njord Gas Export, Starling, Volund, Shell Hot Tap and Tordis IOR. Additionally, increased Trunkline activities contributed to an improvement of $20.2 million in net operating revenue, generated from offshore execution of the Eldfisk and Tyrihans Development projects. This segment experienced a slower growth of its net operating revenue compared to the growth between fiscal year 2006 and fiscal year 2005. This was primarily due to fewer available ships as the majority of our ships were deployed to other segments.

Acergy North America and Mexico

This segment includes activities in the United States of America, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America.

In fiscal year 2005 a strategic decision was made to reorient Acergy North America and Mexico toward deepwater SURF work and the Conventional and shallow water IMR assets classified as discontinued operations were sold to Cal Dive.

This segment’s net operating revenue from continuing operations was $3.2 million in fiscal year 2007, a decrease of $34.8 million as compared to $38.0 million in fiscal year 2006 due to lack of ship availability. During fiscal year 2006 Acergy Hawk was utilized on the Matterhorn project, which generated the majority of the net operating revenue. Acergy Hawk was deployed to other segments during fiscal year 2007.

Acergy South America

This segment includes all activities in South America and the islands of the southern Atlantic Ocean.

Acergy South America’s net operating revenue for fiscal year 2007 of $247.9 million represented 9.3% of our total net operating revenue from continuing operations and was an increase of $165.3 million as compared to $82.6 million in fiscal year 2006. The increase was attributable to the SURF projects PRA-1 and Frade which contributed $102.7 million compared to $17.3 million in fiscal year 2006. In addition the commencement of the engineering and procurement phase of Mexilhao, the first Trunkline project for the region, and the start of the six year day-rate contract with Pertinacia, contributed significantly to the 200.1% increase in net operating revenue year-on-year.

Acergy Asia and Middle East

This segment includes all activities in Asia Pacific, India and Middle East (but excludes the Caspian Sea) and includes the Malaysian joint venture SapuraAcergy with SapuraCrest Petroleum. Its office in Balikpapan has been recorded as being held for sale.

In line with our strategy to focus our business on developing globally our deepwater SURF capabilities, we sold during fiscal year 2007 our non-core shallow water and diving assets previously used for projects executed in Indonesia for cash proceeds of $16.7 million.

Toisa Proteus, which is on a three year charter from the Toisa/Sealion Group of companies, joined the fleet at the end of second quarter in fiscal year 2007. The ship completed its conversion program during third quarter, and commenced working for the segment’s projects. In addition, Sapura 3000, a new build ship within the SapuraAcergy joint venture, has been converted during fiscal year 2007, and will commence working for the Kikeh project during first quarter of fiscal year 2008.

Acergy Asia and Middle East’s net operating revenue of $102.4 million accounted for 3.8% of the total net operating revenue from continuing operations in fiscal year 2007, a decrease of $27.4 million compared to $129.8 million in fiscal year 2006. The decrease was primarily caused by reduced activity of IMR projects, $18.8 million reduction from $23.3 million in fiscal year 2006 to $4.5 million in fiscal year 2007.

Acergy Corporate

This segment includes all activities that serve more than one segment, including assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of all our businesses. It also includes the joint ventures NKT Flexibles and SHL.

Acergy Corporate’s net operating revenue in fiscal year 2007 increased by $2.6 million to $3.7 million compared to $1.1 million in fiscal year 2006, relating to external revenue on Corporate services.

The net operating revenue for each of our business segments for each of our last three fiscal years is set forth under Item 5. “Operating and Financial Review and Prospects—Factors Affecting our Business Segment Results” and “Our Business Segment Results.”

Capital Expenditures and Divestitures

Capital Expenditures

Capital expenditures for property, plant and equipment for continuing operations in fiscal year 2007 was $245.8 million (2006: $193.2 million, 2005: $77.3 million), most of which were made within the context of our ongoing fleet rejuvenation program. Capital expenditures for property, plant and equipment were $nil for discontinued operations in fiscal year 2007 (2006: $nil, 2005: $4.0 million).

The table below sets forth information with respect to our principal capital expenditures for fixed assets in each of the last three fiscal years. The ongoing capital expenditures will be funded with cash from operations and additional funds drawn on our existing credit facilities.

	2007	2006	2005
	($ in millions)
Growth capital expenditure(1)	200.7	75.1	38.8
Maintenance capital expenditure(2)	45.1	118.1	42.5

Total(3)	245.8	193.2	81.3

(1)	Growth capital expenditure represents capital investments which add revenue generating capability, typically by either adding capacity (e.g. a new ship or piece of equipment) or by upgrading or enhancing an existing asset.
(2)	Maintenance capital expenditure represents capital investments which maintain our existing capacity and can take the form of equipment, facilities or safety/environmental investments.
(3)	Total capital expenditures in fiscal year 2005 remain as per previous Annual Reports; however, the amounts have been described in terms of Growth and Maintenance (as those terms are explained in “—Capital Expenditures Planned for Fiscal Year 2008” below).

The four largest capital expenditure projects during fiscal year 2007 are set out in the table below.

Assets	Description of capital expenditure project	($ in millions)
Polar Queen	Ship conversion	117.9
Pertinacia	Ship conversion	32.7
Acergy Polaris	New J-Lay tower(1)	27.2
Toisa Proteus	Flexible lay system and ship preparation	18.3

Total		196.1

(1)	To ensure consistency of reporting, the new J-Lay (Deepwater Pipelay) system which has been installed onboard our deepwater pipelay and construction barge Acergy Polaris is classed as maintenance capital expenditure as it replaces an existing system. This is despite an evolving specification which has resulted in a significantly more advanced J-Lay system than was replaced.

Capital Expenditures Planned for Fiscal Year 2008

We expect capital expenditures in fiscal year 2008 to amount to approximately $250 million split between our ongoing fleet rejuvenation program (Growth), at $130 million and the maintenance of our existing asset base (Maintenance), at $120 million. Approximately $201.5 million was committed as of April 30, 2008.

Divestitures

As of November 30, 2007, the following asset was held for sale:

•

The land, building and equipment in Balikpapan, Indonesia in Acergy Asia and Middle East. We expect to sell the assets in fiscal year 2008 as part of our decision to dispose of certain Indonesian assets involved with shallow water and diving activities.

In fiscal year 2007, we disposed of the following assets that we treated as held for sale as at November 30, 2006:

•	Acergy Africa and Mediterranean—J-Lay tower for $17.3 million for cash proceeds of $18.0 million, resulting in a gain of $0.7 million.

We also disposed of the following assets during fiscal year 2007 that were not treated as assets held for sale as at November 30, 2006:

•	Acergy Asia and Middle East—the Arwana, Golek, Polka and Handil Bases for $9.2 million resulting in a gain of $5.7 million;

•	Acergy Asia and Middle East—diving and survey equipment for $7.5 million resulting in a gain of $6.8 million;

•	other long-lived assets were sold for $0.6 million resulting in a gain of $0.4 million; and

•	reclassification of foreign currency translation adjustments upon liquidation of entities of $1.4 million.

In fiscal year 2006, the Group disposed of the following assets that were treated as held for sale as at November 30, 2005:

•

Acergy North America and Mexico ships (DLB 801 and Seaway Kestrel) for $77.2 million after deducting the $3.2 million of selling expenses from the cash proceeds of $80.4 million. The DLB 801 and Seaway Kestrel represented $40.5 million and $39.9 million, respectively, of the gross proceeds.

Additionally, we disposed of the following assets during fiscal year 2006 that were not treated as assets held for sale as at November 30, 2005:

•	Acergy Africa and Mediterranean shallow water ships (American Pride and American Independence) for $3.3 million resulting in a gain of $2.9 million;

•	shallow water diving business SCS Nigeria Limited for $2.2 million resulting in a gain of $1.7 million; and

•	the cost related to the liquidation of certain entities of $0.7 million.

The business and assets held for sale as of November 30, 2005 were as follows:

•	The Seaway Kestrel, a diving support and reel pipelay ship, in Acergy North America and Mexico, which formed part of the sale of assets to Cal Dive. The sale was completed on March 15, 2006.

•	The DLB 801, a derrick lay-barge, in Acergy North America and Mexico, are also part of the sale to Cal Dive. The sale was completed on January 9, 2006.

•

A Steel Catenary Riser Puller (“SC Riser”), in Acergy Corporate, that we expected to sell in the first half of fiscal year 2006 following the receipt of an offer. Subsequently, this offer was withdrawn and this equipment is no longer held for sale.

Marketing and Tendering

Marketing of our services is performed through our regional offices. The Group’s marketing strategy is focused on ensuring that we are invited to bid on all projects that are consistent with our strategy, and where we have a competitive advantage on the basis of our ships, our fabrication capacity, our engineering excellence or our technological specialization. We use our industry know-how and relationships with our clients to ensure we are aware of all projects in our markets that fit these criteria.

Most of our work is obtained through a competitive tendering process. When a target project is identified by our marketing team, the decision to prepare and submit a competitive bid is taken by management in accordance with delegated authority limits. Cost estimates are prepared on the basis of a detailed standard costing manual, and the selling price and contract terms are based on our commercial standards and market conditions. Before the tender package is submitted to the client, it is subject to the detailed review described below.

•

Formal review process: The Group has a disciplined approach to the tender review process. All tender proposals are required to provide a uniform set of operational, financial and legal information, in order to ensure a consistent review process across our organization. Tender candidates that lack the appropriate information are not considered for review.

•

Management accountability: Tenders are first reviewed at the regional level where the technical, operational, legal and financial aspects of the proposal are considered in detail. Completion of the regional review process requires the formal approval of the vice-president of the region, followed by a detailed review by our corporate tender review board, which is composed of a cross-functional team of senior level managers. With respect to large tenders (i.e. with a value between $10 million and $60 million), approval from the Chief Operating Officer and Corporate Vice President for business development is required. Tenders with values greater than $60 million require the further approval of the Chief Executive Officer. Tenders in excess of $250 million require a further review by the Board of Directors.

•

Risk management: The Group performs a formal risk assessment of each project for which we intend to submit a tender. The assessment consists of a legal risk assessment that compares the contractual terms and conditions of the proposed tender to our standard terms and conditions. We seek to quantify the financial impact of any deviation from our standard terms and conditions and propose a risk mitigation plan for each such tender. In addition, we conduct an operational risk assessment that analyzes factors such as the impact of weather, supplier delays, strikes, and other factors to quantify the potential financial impact of such events.

The implementation of our tendering policies has resulted in the information contained in tender review packages being uniform across our organization, allowing us to weigh the risks and benefits of tendering for various projects. A larger proportion of tenders are reviewed centrally by corporate management and we continue to place great emphasis on our standard contractual terms and conditions. With these policies in place, we devote significant management time to the tendering process and are selective with respect to the initiation of new projects.

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

Clients

In fiscal year 2007, the Group had 44 clients worldwide, of which 16 were major national and international oil and gas companies. The level of construction services required by any particular client depends on the size of that client’s capital expenditure budget devoted to construction plans in a particular year. Consequently, clients that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. In fiscal year 2007, BP, ExxonMobil, and Statoil accounted for 24%, 12% and 9% of our net operating revenue from continuing operations, respectively. In fiscal year 2006, ExxonMobil, Statoil and BP accounted for 23%, 17% and 15% of our net revenue from continuing operations, respectively. During fiscal years 2007 and 2006, our ten largest clients accounted for 81% and 83%, respectively, of our net operating revenue from continuing operations, and over that period six clients, Total, Statoil, Petrobras, ExxonMobil, ConocoPhillips and BP consistently numbered among our ten largest clients. Our business typically involves a relatively concentrated number of significant projects in any year. Consequently, we expect that a limited number of clients will account for significant portions of our revenues in any year.

Competition

Although the offshore contracting business remains highly competitive, the last two years have seen an increase in demand for our services, though the process of awarding a number of major projects has been delayed, particularly in West Africa—primarily due to uncertain political and economic conditions in the region. Clients still consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation, and while price competition is the primary factor in determining which qualified contractor with available equipment will be awarded a contract, the issue of security of supply now features more in our client buying patterns than in the past. Although conditions are improving, it is still a challenge to secure the right work at the right price and with the right terms and conditions. Our ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high support costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idle ships, we may still, from time to time, choose to bid our ships in projects at lower margins depending on the prevailing contractual rates in a given region.

We consider ourselves one of only four global companies, including Saipem, S.A. (“Saipem”), Technip S.A. (“Technip”), and Subsea 7, capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in the SURF market comprises eight main competitors besides us: Saipem, Technip, Subsea 7, Helix Energy Solution Group Inc, Allseas Marine Contractors, Global Industries, Ltd., Seastream and Heerema Marine Contractors. The Group faces strong competition from these offshore contractors. The Group also faces competition from smaller regional competitors and less integrated providers of offshore services. Of increasing concern to us is the fact that a number of contractors as well as pure ship owners have placed orders for additional ships capable of working in the SURF market, which might cause an excess of the supply side and the demand for services like ours may decrease or be adversely affected. Therefore we expect that the increase in demand will be met quickly by new ships being deployed in the future. In addition, all companies today are facing a scarcity of human resources to support tender activities and project execution.

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

Supplies and Raw Materials

We generally do not manufacture the components used in the offshore services that we provide, but rather procure and install equipment manufactured or fabricated by others. The Group fabricates structures using components and equipment we procure, and this work is performed at our onshore fabrication yards located in Lobito (Angola) and Warri (Nigeria).

The procurement of goods and services represents a significant proportion of our annual operating costs and it has a direct impact on our overall financial performance. When procuring supplies and raw materials our goal is therefore to take the following principles into consideration:

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

Intellectual Property

We hold a number of patents, trademarks, software and other intellectual property to support our engineering and operational activities. As of April 30, 2008, we had 86 patents in force in 20 countries, and we currently have a portfolio of 113 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, the Group does not consider that any one patent or technology represents a significant percentage of net operating revenue.

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Our research and development activities are typically carried out internally using both dedicated research personnel and as part of specific offshore construction projects. Where appropriate, external research and development is performed either through strategic technological alliances or via joint industry collaborative projects. Our expenditures on group-sponsored research and development, excluding programs undertaken as part of specific offshore construction projects were approximately $4.2 million in fiscal year 2007 (2006: $3.1 million, 2005: $1.7 million).

Other Matters

Health, Safety, Environmental and Security Management

We conduct business in accordance with a well-defined set of processes, which comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention. Our Health, Safety, Environmental and Security philosophy is based on the international standards of OHSAS 18001 for occupational health and safety, ISO 14001 for environmental management and international best practice, government and industry standards for security. This “Management System” is supported by management’s commitment, personal accountability, training, fairness and the measurement and analysis of performance measures. The Management System is designed to ensure that our employees and everyone we work with or impact remains safe and healthy, that we effectively manage our environmental aspects and limit the damage to or loss of property and equipment. Each of our managers is responsible for taking the necessary steps to create and maintain a culture of continuous improvement.

Our Management System also provides the necessary instructions, procedures and guidelines encompassing all areas of our operations so that we can assure the quality of our services to our clients. We maintain a stringent quality assurance program throughout our organization in accordance with ISO 9001, an international standard established by the International Organization for Standardization to certify quality assurance systems. We have introduced the Total Acergy Quality Leadership initiative to further drive the total quality management process across our organization Each of our segments has dedicated professional health, safety, environmental and quality assurance staff, who are responsible for overseeing and supporting the projects in that particular segment.

Risks and Insurance

The Group’s operations are subject to all the risks normally associated with offshore development and operations and could result in damage to or loss of property, suspension of operations or injury or death to employees or third parties. We believe we insure our assets at appropriate levels, subject to appropriate self-insured deductibles. Such assets include all capital items such as ships, major equipment and land-based property. The determination of the appropriate level of insurance coverage is made on an individual asset basis taking into account several factors, including the age, market value, cash flow value and replacement value of the asset in hand.

The Group’s operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We insure ourselves for liability arising from our operations, both onshore and offshore, including loss of or damage to third-party property, death or injury to employees and/or third parties, statutory workers’ compensation protection and pollution. However, there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events and a successful liability claim for which we are under-insured or uninsured could have a material adverse effect on us. See Item 3. “Key Information—Risk Factors—Operational Risks—We are exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.”

Government Regulations

Our business is subject to international conventions and governmental regulations that strictly regulate various aspects of our operations. The maritime laws and the health and safety regulations of the jurisdictions in which we operate govern our operations in these areas. Our system of management policies and procedures, which describes all our business processes, is designed to meet best practice and covers all legislative requirements in the jurisdictions in which we operate. In addition, we closely follow the guidelines set by the International Marine Contractor Association.

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

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate either the U.S. Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business. See Item 3. “Risk factors—Operational Risks—Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our subsidiaries.”

Inspection by a Classification Society and Dry-docking

The hull and machinery of most of our ships must be “classed” by a classification society authorized by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Those of our ships that are not required to be classed comply with applicable regulations.

Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This intermediate survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys, which involve a major inspection of the hull structure, machinery installations and equipment, are carried out at five-year intervals. A classed ship is also required to be dry-docked at least once every five years for inspection of the underwater parts of the ship. As a general policy, we dry-dock our classed ships for intermediate inspection every 30 months. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs, which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship is “in class,” and all of our ships currently meet that condition.

Significant Subsidiaries

Our significant subsidiaries (excluding joint ventures) are set out in the table below.

Company name	Country of incorporation	Percentage of ownership
Acergy Shipping Ltd	U.K.	100%
Acergy Norway AS	Norway	100%
Acergy Angola SA (Angolan Branch)	France	100%
Class 3 Shipping Limited	Bermuda	100%
Acergy France SA.	France	100%
Acergy West Africa SASU	France	100%

In addition, we have interests in a number of joint ventures, which are described in Item 5. “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in and Advances to Non-consolidated Joint Ventures.”

Description of Property

Major Assets

The following table describes our major assets as at April 30, 2008:

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/ Chartered
Acergy Harrier	Subsea construction	1985	1	84	Owned
Acergy Hawk	Subsea construction	1978	—	93	Owned
Acergy Osprey	Subsea construction	1984/1992/ 1996/2003	1	102	Owned
Acergy Eagle	Flexible flowline lay, multi-purpose subsea construction	1997	2	140	Owned
Acergy Legend	ROV support, subsea construction	1985/1998	2	73	Owned
Acergy Discovery	Flexible flowline lay, subsea construction	1990	1	120	Owned
Acergy Condor	Flexible flowline and umbilical lay	1982/1994/ 1999/2002	2	141	Owned
Acergy Falcon	Rigid and flexible flowline and umbilical lay	1976/1995/ 1997/2001	2	162	Owned
Toisa Proteus	Flexible flowline and umbilical lay	2002	2	132	Chartered	(1)
Polar Queen	Flexible flowline and umbilical lay	2001/2007	2	146	Chartered	(2)
Pertinacia	Flexible flowline and umbilical lay	2003/2007	2	130	Chartered	(3)
Acergy Polaris	Deepwater derrick/ pipelay barge	1979/1991/1996/ 1999/2002/2003/2006	2	137	Owned
Far Saga	ROV support, subsea construction	2001	2	89	Chartered	(4)
Acergy Petrel	Pipeline inspection, ROV survey and ROV light intervention activities	2003	1	76	Owned
Acergy Viking	Pipeline inspection, ROV survey and ROV light intervention activities	2007	1	98	Chartered	(5)
Stanislav Yudin	Heavy lift, 2,500-ton crane	1985	—	183	Chartered	(6)
Seaway Orion (to be renamed Acergy Orion)	Pipelay barge	1977/1984/1997	—	85	Owned
Acergy Piper	Pipelay barge	1975/1996/ 2004	—	168	Owned

(1)	Chartered from TOISA Limited for three year beginning May 2007.
(2)	Chartered from Polar Ship Invest AS for 6 years beginning in 2006 with two renewal options at the end of 2012, one for 3 years and the other for 1 year.
(3)	Chartered from Elettra TLC SpA for 6 years with a possible extension upon mutual agreement in 2013.
(4)	Chartered from Farstad Supply AS beginning 2002 until 2010 with one two-year option to extend.
(5)	Chartered from Eidesvik Shipping A.S. for eight years beginning December 2007 with ten annual options to extend until the end of 2027.
(6)	Chartered to SHL by a subsidiary of Lukoil Kaliningradmorneft plc through her economic life.

The environmental regulations which affect the utilization of the assets listed above are described in “—Other Matters—Government Regulations.”

Other Properties

As of April 30, 2008, we owned or held under long-term leases the real estate property described below:

Location	Function	Office Space (square meters)	Work or Storage Space or Land (square meters)	Status
Aberdeen, Scotland
Bucksburn House	Offices, workshop and storage	6,891	64,960	Owned
Denburn House	Offices	1,467	—	Leased
Total Aberdeen, Scotland		8,358	64,960
Almaty, Kazakhstan	Offices	20	—	Leased
Baku, Azerbaijan	Offices	120	—	Leased
Cairo, Egypt	Offices	250	—	Leased
East Kalimantan, Indonesia	Office, workshop and storage	697	7,085	Owned
Hammersmith, England(1)	Principal executive offices	4,644	—	Leased
Haugesund, Norway	Offices, workshop and storage	150	302	Leased
Houston, Texas	Offices	5,203	—	Leased
Jakarta, Indonesia	Offices and storage	295	181	Leased
Kristiansund, Norway	Offices and storage	120	800	Leased
Lagos, Nigeria	Offices	300	—	Leased
Lobito, Angola	Offices, fabrication and storage	5,945	554,431	Leased
London, England(2)	Offices	335	—	Leased
Luanda, Angola	Offices and storage	400	10,000	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	1,981	14,889	Owned
Madeira Island, Portugal	Office	150	—	Leased
Newfoundland, Canada	Offices
Mount Pearl	Office	59	—	Leased
Atlantic Place, St. John’s	Office	978	—	Leased
New Orleans, Louisiana	Offices, workshop and fabrication	134	52,609	Owned
Perth, Australia	Offices	1,273	—	Leased
Port Gentil, Gabon	Offices and storage	305	5,070	Owned/ Leased
Rio de Janeiro, Brazil	Offices	295	—	Owned
Rio de Janeiro, Brazil	Offices	997	—	Leased
Rotterdam, The Netherlands	Storage	—	4,200	Leased
Sharjah, United Arab Emirates	Offices	190	—	Leased
Singapore	Offices, workshop and storage	3,160	2,765	Leased
Stavanger, Norway	Offices	12,869	—	Leased
Sunbury, England(1)	Principal executive offices plus offsite storage	1,073	14	Leased
Suresnes, France	Office	21,548	—	Leased
Tchengue, Gabon	Offices and storage	1,486	414,000	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased

(1)	Our principal executive offices moved from Sunbury to Hammersmith on March 25, 2008.
(2)	The leases to the offices have been terminated—London, England (February 23, 2009) and Sunbury, England (September 28, 2008)

We believe our current facilities are adequate to meet the requirements of our present and foreseeable future operations.

For a discussion of our ship utilization, see Item 5. “Operating and Financial Review and Prospects—Factors Affecting Our Business Segment Results—Ship Utilization.”

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects.

Overview

The Group

The Group is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments.

Net income and Results

The business strategy we implemented in 2003 to turn the Group around has continued to deliver strong operational results in terms of revenue and margin growth for fiscal year 2007. Operational performance however has been tempered by a provision for re-estimated prior period taxes and a higher than expected effective tax rate.

Continuing Operations

Fiscal year 2007 was a year of continuing operational success building on the improvements experienced in fiscal year 2006. Our net operating revenue increased to $2,663.4 million in fiscal year 2007, an improvement of $539.2 million or 25% compared to $2,124.2 million in fiscal year 2006, reflecting execution of our increasing backlog. The increase in revenue was primarily driven by higher activity in SURF, up $548.9 million, or 40% over fiscal year 2006.

Net Income before income taxes from continuing operations in fiscal year 2007 increased to $347.6 million, an improvement of $53.1 million or 18% compared to $294.5 million in fiscal year 2006. Overall operational performance remained strong due to improved on-going contract management and successful project execution, with the exception of the Mexilhao Trunkline project managed jointly by Acergy South America and Acergy Northern Europe and Canada, which incurred local contractor cost overruns. The solid operational performance was partially offset by a reduction in net income contributed from our joint venture operations. It also included an aggregate positive impact of $127.9 million attributable to variation orders, claims and other changes in estimates on major projects and a gain on the disposal of long-lived tangible assets and subsidiaries of $12.2 million.

Net Income from continuing operations in fiscal year 2007 saw a 33% reduction to $147.7 million compared to $220.9 million in fiscal year 2006. The reduction includes the impact of a full year tax charge of $199.9 million. The increased tax charge reflected a $49 million provision for re-estimated prior period taxes and a high effective rate of tax on current activities, principally in Acergy Africa and Mediterranean where net income fell 53% compared to fiscal year 2006. The charge for prior period taxes relates to ongoing tax audits and enquires in a number of jurisdictions and our internal reassessment of uncertain tax positions. See Note 12 “Income tax” to the Consolidated Financial Statements.

As of November 30, 2007 our backlog for execution in fiscal year 2008 comprised of 74% SURF projects including Block 15, Tombua Landana and Kizomba C Saxi Batuque offshore Angola, Pertinacia (long-term day rate contract) and Frade offshore Brazil and Volund offshore Norway. Net operating revenue and backlog continued to reflect high levels of SURF work, thus in line with our 2003 commitment to re-focus the Group on this activity.

Net operating revenue from continuing operations in fiscal year 2006 was $2,124.2 million, an increase of $640.9 million or 43%, compared to net operating revenue of $1,483.3 million in fiscal year 2005 mainly attributable to SURF activity experiencing a 73% growth over fiscal year 2005.

Net income from continuing operations in fiscal year 2006 of $220.9 million was an increase of $114.5 million compared to $106.4 million in fiscal year 2005 due to an overall result of favorable contract settlements and improved contract management on new projects. The increase also included an aggregate positive impact of $74.2 million attributable to variation orders, claims and other changes in estimates on major projects, a charge of $2.1 million for impairment of long-lived tangible assets, a gain on the disposal of long-lived tangible assets and subsidiaries of $3.9 million.

Discontinued Operations

Following the decision in fiscal year 2005 to re-focus Acergy North America and Mexico operations on SURF activities, and the sale of IMR and Conventional assets to Cal Dive in fiscal years 2005 and 2006 our discontinued operations ended in fiscal year 2007.

Discontinued operations in Acergy North America and Mexico for fiscal year 2007 generated $16.9 million of net operating revenue and $5.9 million of net income. Net income comprised $5.9 million of gains in relation to execution of work in Trinidad and Tobago.

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

Investment

To develop SURF activity in our business, and add capability, capacity and flexibility, we launched in fiscal year 2005 an asset upgrade and rejuvenation program. In 2008 this program will result in the delivery of the new build Sapura 3000, Acergy Viking and Skandi Acergy ships. In the beginning of fiscal year 2009, the new build ship Acergy Merlin is expected to be delivered. In addition, in fiscal year 2007 a new joint venture with Acergy Havila Limited was set up to construct a “state-of-the-art” dive support ship. Delivery is expected in 2010.

Financial Strategy

Strong global energy demand together with limited excess oil and gas production capacity and correspondingly high commodity prices have driven a sustained improvement in the oil and gas service sector. We therefore expect a steady growth in the core markets in which we operate.

We believe that our fiscal year 2007 financial results and the expected market outlook for the medium term in our sector will provide our business with opportunities to grow. Our focus in fiscal year 2007 was to continue to implement a structured control environment and to develop our capital structure so as to ensure our financial strategy was fully aligned with our business strategy. Our focus in 2008 will be to expand on this concept through the review of our corporate and entity structure.

Structured Control Environment

Our management has provided its assessment of the effectiveness of our internal controls over financial reporting as at November 30, 2007, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and in accordance with the rules and regulations of the SEC. This assessment is based on the criteria for internal controls over financial reporting described in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is of the opinion that, as of November 30, 2007 our internal control over financial reporting was effective based on those criteria. Disclosure relating to our internal control over financial reporting, management’s report on internal control over financial reporting, as well as an attestation report from our independent registered public accounting firm is included in this Report. The Group intends to maintain our focus on improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy.

Developing our Capital Structure

A key consideration in our financial strategy was an assessment and development of an appropriate balance sheet. Given our long-term investment horizon but more limited revenue horizon it is appropriate that if leverage is to be introduced it is done so in a controlled and well measured fashion. In this regard, the Board of Directors has approved a policy based on the level of debt and the ability to service debt as key measures for considering investment opportunities.

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

On October 11, 2006, we completed an offering of $500 million in aggregate principal amount of convertible notes (“convertible notes”) due in 2013. The convertible notes are convertible into our common shares, have a fixed annual interest rate of 2.25% and an initial conversion price of $24.05 per common share, representing a conversion premium of 43% to the U.S. dollar-equivalent of the volume weighted average share price during the marketing period of the convertible notes. The conversion price was subsequently revised to $23.80 on May 31, 2007, following the payment of a dividend. The convertible notes are listed and traded on the Euro MTF Market of the Luxembourg Stock Exchange.

The proceeds are being used to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to repurchase issued share capital in fiscal year 2008 for a maximum aggregate consideration of $300 million in total. For more information regarding the Group’s ongoing fleet rejuvenation, see Item 4. “Information on the Company—Capital Expenditures and Divestitures—Capital Expenditures” above. For more information regarding the Group’s share buyback program, see below under “Returns to shareholders” and Item 10. “Additional Information—Articles of Association—Authority to Acquire Own Shares (Treasury Shares)” below.

Returns to Shareholders

Following the issuance of the convertible notes, we commenced our share repurchase program as announced on September 11, 2006 and have continued with this program through fiscal year 2007 and into fiscal year 2008 as part of our strategy to reshape our Group capital structure. As a result of this program and the payment during fiscal year 2007 of a dividend of 20 cents per share, we have returned $184.3 million or 5% of our total market capitalization as calculated on November 30, 2006 in fiscal year 2007 compared to $16.5 million or 1% in fiscal year 2006.

In line with the results published for fiscal year 2007 and for the second successive year, our Board of Directors has resolved to recommend the payment of a dividend during fiscal year 2008 of 21 cents a share, an increase of 1 cent per share or 5% compared to fiscal year 2007, subject to shareholder approval at the Annual General Meeting. This reflects our continuing confidence in the future of our sector.

Corporate and Entity Restructuring

We have commenced a review of our corporate and entity structure to ensure it is aligned with operational management. The goal is to simplify our entity structure and processes, ensure effective control of financial risk including the delivery of a market competitive effective tax rate and ensuring financial entity responsibility is aligned with operational responsibility. Implementation of the review is expected to occur in fiscal year 2008.

Outlook

To take advantage of the currently favorable market conditions we have increased our asset upgrade and rejuvenation program to expand our capabilities, capacity and flexibility. The Group has planned capital expenditure and equity investments for fiscal year 2008 of approximately $250 million, compared to $246 million in fiscal year 2007, of which $120 million is expected to be allocated to maintenance of existing capacity levels and approximately $130 million to support growth initiatives.

As of November 30, 2007 our backlog for continuing operations was $3.2 billion, of which $2.2 billion is expected to be executed in fiscal year 2008. This compared to a backlog at November 30, 2006 of $2.6 billion, of which $1.7 billion was for fiscal year 2007.

We expect our net operating revenue from continuing operations in fiscal year 2008 to be approximately $3.0 billion generating margins at least as strong as fiscal year 2007 results with the focus on executing our projects in-hand, developing our engineering capabilities and investing in our workforce.

Critical Accounting Policies

Significant accounting policies are described in Note 2 “Accounting policies” to the Consolidated Financial Statements. The preparation of financial statements requires management to make estimates and judgments that affect the amounts reported in our financial statements and accompanying notes. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management has identified the following policies as critical because they may involve a high degree of judgment and complexity.

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

The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contracts and contract revenues and contract costs. The Group assesses business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reasonably dependable estimates. Often the outcome of a project is more favorable than originally expected, due to increase of scope or efficiencies achieved during execution. Nevertheless, our business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. We do not believe our business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations as described in AICPA Statement of Position No. 81-1 “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” that would indicate that the use of the percentage-of-completion method is not preferable.

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

As of November 30, 2007 $2.6 million (2006: $nil) of revenue relating to unagreed claims or disputed receivables was included in reported revenue and receivables that has not been subsequently collected in full.

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

In accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” long-lived tangible assets, and other intangible assets subject to amortization, are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, we estimate the future cash flows expected to result from the use of the asset and its eventual disposal. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates. Where cash flow forecasts are used, any impairment charge is measured by comparing the carrying value of the asset against the net present value of future cash flows, discounted using our weighted average cost of capital.

Management’s judgment is required to determine the appropriate business assumptions to be used in forecasting future cash flows. When we record an impairment charge, this creates a new cost base for the assets that have been impaired. For a discussion on specific impairment charges please refer to “—Consolidated Results—Continuing Operations—Impairment of Long-lived Tangible Assets” below.

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

Impairment of Investments in and Advances to Non-consolidated Joint Ventures

Investments in non-consolidated joint ventures are reviewed periodically to assess whether there is an other than temporary decline in the carrying value of the investment. We consider, among other things, whether or not we are able to recover the carrying value of the investment and whether or not the investee’s ability to sustain an earnings capacity would justify the carrying value of the investment. A provision is made against non-collectibility of loans and advances made to non-consolidated joint ventures when it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement under SFAS No. 114 “Accounting by Creditors for Impairment of a Loan.”

Recognition of Provisions for Contingencies

We are subject to various claims, suits, enquiries, investigations and complaints involving, among other things, clients, subcontractors, employees, and tax authorities in the ordinary course of business. Management in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5 “Accounting for Contingencies,” as interpreted by Financial Accounting Standards Board Interpretation No. 14 “Reasonable Estimation of the Amount of a Loss,” if we have determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, we will provide for the lower amount of the range. The provision is subject to uncertainty and no assurance can be given that the amount provided in the financial statements is the amount that will be ultimately settled. If the provision proves not to be sufficient, our results may be adversely affected. The notable legal claims made against us are discussed in Note 25 “Commitments and contingencies” to the Consolidated Financial Statements and are summarized in “—Legal, Regulatory and Insurance Matters” below.

Warranty costs for arising in relation to our long-term contracts are provided if they qualify for recognition in accordance with SFAS No. 5 “Accounting for Contingencies,” as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable, an appropriate warranty provision is recorded. This judgment requires a high level of experience. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. There were no significant warranty provisions recorded as of November 30, 2007.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109 “Accounting for Income Taxes.” This standard requires that deferred tax assets and liabilities be recognized, based on the differences between the financial reporting and tax basis of assets and liabilities and measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. We determined deferred tax assets for each tax-paying entity or group of entities that are consolidated for tax purposes. A valuation allowance is established to reduce the deferred tax assets to the amount that we believe, based upon all available evidence, is more likely than not to be realized. In determining the valuation allowance, management considers forecasts of future taxable income, the future reversals of existing temporary taxable differences and whether future tax benefits carried forward in tax returns will ultimately be permitted as tax deductible by the relevant taxing authority. Ultimately we need to generate taxable income in the jurisdiction where we have deferred tax assets. As the estimates and judgments include some degree of uncertainty, changes in the assumptions could require management to adjust valuation allowances.

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

In the normal course of our business our tax filings become subject to enquiry and audit by the tax authorities in jurisdictions where we have operations. The enquiries may result in additional tax assessments, which we aim to resolve through an administrative process with tax authorities and failing that through a judicial process. Forecasting the ultimate outcome includes significant uncertainty.

Management has established internal procedures to regularly review the status of disputed tax assessments and other uncertain tax positions, and utilizes such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition we have, under the guidance in SFAS No. 5 “Accounting for Contingencies” provided for taxes in situations where tax assessments have not been received, but where it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with our interpretation of the applicable taxation law and practice.

Refer Note 12 “Income tax” to the Consolidated Financial Statements for details of all the factors that have been considered and evaluated in calculating the fiscal year 2007 income tax provision.

Accounting for Derivatives

Foreign exchange derivative instruments are designated as hedging instruments under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” in procedurally defined circumstances where we both qualify for hedge accounting and where the potential benefits of application of hedge accounting are believed to outweigh the related compliance cost. The use of cash flow hedge accounting under this standard requires gains and losses resulting from changes in the market value of derivative contracts to be deferred in our financial accounts until such time as the underlying hedged transaction affects earnings. It also requires management to ensure that adequate documentation is in place at the inception of the hedging relationship to support its treatment as an effective hedge for an underlying business transaction. The judgment of management is required to estimate the fair value of instruments that have no quoted market prices, and to forecast the probable date and value of the underlying hedged transaction.

Certain forward currency contracts entered into during fiscal year 2007 have been designated as accounting hedges in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities.” The impact of hedge accounting for such instruments is detailed in Note 26 “Financial instruments” to the Consolidated Financial Statements.

Employee Stock Plans

Share-based compensation is accounted for in accordance with SFAS No. 123 (revised 2004) “Share-Based Payments” (“SFAS No.123(R)”). Compensation expense is based on the fair value of an award at the date of grant and is recognized over the requisite service period using the graded vesting attribution method. The determination of the grant date of all options is based on the date of approval by the Compensation Committee.

Compensation expense is recognized for plans with performance conditions if achievement of those conditions is probable, and is charged using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan (“SMIP”), which are charged on a straight-line basis.

In measuring the fair value of the awards, management is required to make a number of assumptions, the most significant of which are expected volatility and the expected life of the awards. Expected volatility is determined based on the historical volatility of the market price of our ordinary shares over the expected life of the awards. Adjustments are made to the term of the options to estimate the expected term to reflect the effects of non-transferability, exercise restrictions and behavioral considerations, where available based on historical experience of similar awards.

Prior to the adoption of SFAS No. 123(R), stock options were accounted for by using the intrinsic-value method prescribed in Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB No. 25”). Accordingly, compensation costs of stock options were measured as the excess, if any, of the quoted market price of our stock at the measurement date over the option exercise price and were charged to operations over the vesting period using the graded vesting attribution method. For plans where the measurement date occurred after the grant date, referred to as variable plans, compensation cost was prior to December 1, 2005 remeasured on the basis of the current market value of our stock at the end of each reporting period for the periods prior to adoption of SFAS No. 123(R). For all periods presented here compensation expense is recognized for variable plans with performance conditions if achievement of those conditions becomes probable.

Factors Affecting Our Business Segment Results

Business Environment

The market for our services depends upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Following a period of increasing oil prices in recent years, there has been a progressive increase in investment in offshore exploration and production by the major oil companies and we expect to see a continued expansion of demand in fiscal year 2008 for our services. This trend is evident in the higher number of invitations to tender received by us, as well as the increasing level of our order backlog.

Seasonality

A significant portion of our revenue is generated from work performed in the North Sea. Adverse weather conditions during the winter months in this region usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Further, around offshore West Africa, where we also generate a significant portion of our revenue, optimal weather conditions exist from October to April, and most offshore operations are scheduled for that period. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but revenues from operations are only recognized in line with the percentage-of-completion method.

In fiscal year 2005, some flooding and wind damage was caused to our onshore facilities in the vicinity of New Orleans, Louisiana by hurricanes Rita and Katrina, but we promptly rectified this and submitted claims for reimbursement from our insurers, which were received in the first quarter of fiscal year 2006.

Ship Utilization

The results are materially affected by our ability to optimize the utilization of our ships in order to earn revenues. The following table sets forth the average ship utilization by year for our fleet of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and trunkline barges and anchor ships. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project-related work by 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

Utilization Rate (excluding discontinued operations) For fiscal year	2007%	2006%	2005%
Deepwater and heavy construction ships	86	89	79
Light construction and survey ships	96	90	86
Trunkline barges and anchor ships	67	73	63

The overall level of ship utilization for fiscal year 2007 was slightly reduced compared to fiscal year 2006.

The utilization of deepwater and heavy construction ships decreased in fiscal year 2007 as compared to fiscal year 2006. Acergy Harrier, working on a long-term day rate contract in South America, had lower utilization in fiscal year 2007 due to thruster problems. Acergy Falcon also had less utilization mainly due to a scheduled dry-docking during the first quarter. Acergy Discovery, however, achieved significantly higher utilization than the prior fiscal year as it was working on the PRA-1 project for most of the year. Acergy Osprey also had an increased utilization level, being fully occupied on Acergy Northern Europe and Canada projects during fiscal year 2007.

Utilization of light construction and survey ships increased in fiscal year 2007 compared to fiscal year 2006, mainly due to Acergy Legend being fully utilized on the Greater Plutonio project.

Compared to fiscal year 2006, the utilization of trunkline barges and anchor ships reduced in fiscal year 2007. Acergy Orion had lower utilization as a consequence of a scheduled dry-dock being performed during the last quarter of fiscal year 2007. Acergy Piper completed the Eldfisk and Tyrihans Development projects during fiscal year 2007 with the utilization being lower than in fiscal year 2006 when the barge worked 185 days on the Langeled project. The activity of the cargo barges were higher in fiscal year 2007 than that of fiscal year 2006, reflecting the high offshore activity levels in Acergy Africa and Mediterranean.

For fiscal year 2008 slightly lower utilization levels for the fleet are anticipated since several of the ships are due for scheduled dry-docking during the year, including Acergy Polaris which is due for its 30 month class certification. The utilization for trunkline barges and anchor ships is anticipated to be reduced as Acergy Piper has less expected work for the next fiscal year.

Ship Scheduling

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

Maintenance and Reliability of Assets

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts which are scheduled to utilize the same assets. The Group operates a scheduled maintenance program in order to keep all assets in good working order, but despite this, breakdowns can occur.

Revisions of Estimates on Major Projects

During the course of major projects, adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion, are often required as the work progresses under the contract, and as experience is gained, even though in certain cases the scope of work required under the contract may not change. Where a change of scope is required, variation orders are negotiated with the client. However, final agreement and settlement are often not achieved until late in the project. As discussed in Note 2 “Accounting policies—Revenue recognition” to the Consolidated Financial Statements, these revisions to estimates will not result in restating amounts in previous periods, as they are continuous and characteristic of the process.

We revise estimates monthly on the basis of project status reports, which include an updated forecast of the cost to complete each project. Additional information that enhances and refines the estimation process is often obtained after the balance sheet date but before the issuance of the financial statements. Such information will be reflected in the financial statements, unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract.

The revision of estimates calculation is based on the difference between the current fiscal year and prior fiscal year estimated gross margin at completion of the project multiplied by the prior fiscal year percentage of completion. If a project had not commenced at November 30, the previous fiscal year, the revision of estimates incurred for this project during the current fiscal year, would not be included in the calculation for revision of estimates.

The impact of revisions of project estimates at the gross profit level is as follows:

For fiscal year (in millions)	2007 $	2006 $	2005%
Continuing Operations	127.9	74.2	60.3
Discontinued Operations	10.1	(18.7)	(15.4)
Total	138.0	55.5	44.9

There were improvements on a large number of projects, which were partially offset by negative revisions to estimates in connection with other major projects. The most significant revisions were as follows:

Continuing Operations

•

$50.3 million of positive revisions were reported in fiscal year 2007 on the $558 million lump sum SURF project (the “Greater Plutonio” project) offshore Angola (Acergy Africa and Mediterranean) executed for BP. The positive revisions were primarily due to settlement of variation orders and release of contingencies due to successful offshore operation near to completion. In fiscal year 2006 we recorded $11.3 million of negative revisions to the estimated costs on this project. The project as of November 30, 2007 was 96% complete (2006: 52%; 2005: 25%).

•

$13.7 million of positive revisions were reported mainly during the second quarter of fiscal year 2007 on the $219 million lump sum Conventional project (the “EPC2B” project) offshore Nigeria (Acergy Africa and Mediterranean) for ExxonMobil. The positive revisions primarily related to increased scope of work on hook-up and commissioning operations and release of contingency. Positive revisions were recorded of $10.7 million in fiscal year 2006 on this project. The project as of November 30, 2007 was 91% complete (2006: 81%; 2005: 28%).

•

$13.1 million of positive revisions were recorded during fiscal year 2007 on the $121 million lump sum SURF project (the “Britannia Satellites” project) offshore United Kingdom (Acergy Northern Europe and Canada) for ConocoPhillips. The positive revisions were primarily reported in the first quarter of fiscal year 2007, and were caused by a final settlement with the client and release of unused contingency. In fiscal year 2006 negative revisions of $9.4 million were recorded on this project. The project as of November 30, 2007 was 100% complete (2006: 91%; 2005: 25%).

•

$11.5 million of positive revisions were recorded in fiscal year 2007 on the $34 million lump sum SURF project (the “Dumbarton” project) offshore United Kingdom (Acergy Northern Europe and Canada) for Maersk. The positive revisions were recorded during the second to fourth quarters of fiscal year 2007 and related to increased scope of work and successful and timely execution of the project, allowing for release of contingency provisions. The project as of November 30, 2007 was 89% complete (2006: 68%; 2005: nil%).

•

$5.5 million of positive revisions were recorded during the third quarter of fiscal year 2007 on the $17 million lump sum SURF projects (the “Volve” project) offshore Norway (Acergy Northern Europe and Canada) for Statoil. The positive revisions were primarily due to settlement of variation orders. Positive revisions of $0.3 million were reported in fiscal year 2006 on this project. The project as of November 30, 2007 was 100% complete (2006: 94%; 2005: 6%).

•

$6.7 million of negative revisions were reported during fiscal year 2007 on the $95 million lump sum Trunklines project (the “Tyrihans Development” project) offshore Norway (Acergy Northern Europe and Canada) for Statoil. The deteriorations were recorded in the first and fourth quarters of fiscal year 2007 reflecting increased expenditures, due to various operational difficulties, mainly due to under-estimating cost relating to removal of equipment and assets on sea-bed. The project as of November 30, 2007 was 100% complete (2006: 10%; 2005: nil%).

•

$4.1 million of negative revisions were reported during fiscal year 2007 on the $36 million lump sum SURF project (the “Dai Hung” project) offshore Vietnam (Acergy Asia and Middle East) for Petrovietnam Exploration and Production Company. The negative revisions related to operational cost, mainly due to breakdown of key equipment which caused delays in completing the project. The project as of November 30, 2007 was 99% complete (2006: 62%; 2005: nil%).

Discontinued Operations

•

$7.2 million of positive revisions were recorded during fiscal year 2007 on the $50 million lump sum Conventional project offshore Trinidad and Tobago (Acergy North America and Mexico) for National Gas Company (the “NGC-Bud” project) within our discontinued operations. The positive revisions were recorded in second quarter of fiscal year 2007, and mainly related to settlement of a subcontractor claim for a third party ship which had a major engine breakdown in third quarter of fiscal year 2006. The project recorded negative revisions of $16.3 million in fiscal year 2005 and $17.1 million in fiscal year 2006 due to significant operational problems. The project as of November 30, 2007 was 100% complete (2006: 91%; 2005: 88%).

Assets Held for Sale

The following asset was held for sale as of November 30, 2007:

•

The land, buildings and equipment in Balikpapan, Indonesia, in Acergy Asia and Middle East, have been recognized as held for sale. The assets have been marketed but no buyer has yet been identified. The disposal is expected to be completed in fiscal year 2008.

The following asset was held for sale as of November 30, 2006:

•

J-Lay tower, in Acergy Africa and Mediterranean, which we sold in the first quarter of fiscal year 2007 to our joint venture, SapuraAcergy, as part of the shareholders’ agreement, for proceeds of $18.0 million.

Exchange Rates

The financial results are reported in U.S. dollars. The Group has foreign currency denominated revenues, expenses, assets and liabilities. As a consequence, movements in exchange rates can affect our profitability, the comparability of our results between periods and the carrying value of our assets and liabilities. The Group’s major foreign currency exposures are to the Euro, British pound sterling and Norwegian krone.

When the Group incurs expenses that are not denominated in the same currency as the related revenues, foreign exchange rate fluctuations can adversely affect our profitability. With the exception of Acergy Africa and Mediterranean, and to a lesser extent Acergy Northern Europe and Canada, operating expenses are generally denominated in the same currency as associated revenues, thereby mitigating the impact of exchange rate movements on operating income. Where revenues are in different currencies from the related expenditures, our policy is to use foreign exchange contracts to hedge the significant net external foreign exchange exposure. The U.S. dollar is the functional currency of the most significant subsidiaries in Acergy North America and Mexico and Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies primarily are the Euro and U.S. dollar. In Acergy Northern Europe and Canada, the functional currencies are primarily the Norwegian krone, U.S. dollar and the British pound sterling. Exposure to currency rate fluctuations results from net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil. We are also exposed to fluctuations in several other currencies resulting from operating expenditures and significant one-off non-project related transactions such as capital expenditures.

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

The main foreign exchange exposures economically hedged during fiscal year 2007 were capital expenditures in Acergy Corporate and Acergy South America, and revenues in Acergy Africa and Mediterranean (Greater Plutonio project), Acergy Northern Europe and Canada (Miskar) and Acergy South America (Frade). The impact of these hedges on current and future results is detailed in Note 26 “Financial instruments” to the Consolidated Financial Statements.

The main foreign exchange exposure economically hedged during fiscal year 2006 was capital expenditure in Acergy Northern Europe and Canada and Acergy South America which has been designated as cash flow hedges.

Impairment Charges

Impairment charges in respect of long-lived tangible assets were recognized in fiscal year 2007 of $0.3 million. As discussed in “—Consolidated Results—Continuing Operations—Impairment of Long-lived Tangible Assets” below, the charges in fiscal years 2006 and 2005 were $2.1 million and $7.1 million, respectively.

Our Business Segment Results

Operations are managed through five geographic segments as well as the Acergy Corporate segment, through which we manage our activities that serve more than one segment, as described below. Our chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer and for each segment the Chief Executive Officer is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Each segment may provide support to other segments. Our segments are based on the geographic distribution of our activities. Our business is based on the following service capabilities which we have adopted: SURF; Conventional; IMR; Survey; and Trunklines which are described in Note 20 “Segment and related information” to the Consolidated Financial Statements.

Acergy Africa and Mediterranean

For fiscal year (in millions)	2007 $	%		2006 $		%		2005 $		%
Net operating revenue from continuing operations	1,398.4	52.6	(a)	1,045.5		49.2	(a)	714.1		48.1	(a)
Operating expenses from continuing operations	(1,071.0)	50.4	(b)	(827.9	)(c)	48.8	(b)	(575.5	)(c)	47.3	(b)
Income before income taxes from continuing operations	194.0			133.9				49.4

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.
(c)	Operating expenses have been re-presented to exclude a reclassification of certain costs to SG&A in fiscal year 2006 of $24.6 million (2005: $17.4 million).

This segment comprises all activities within the Africa and Mediterranean region. It operates fabrication yards in Nigeria and Angola and manages project specific joint ventures such as MPG, now completed, and the FPSO facility, which is close to completion. During fiscal year 2007, a Nigerian joint venture, Oceon, was established with Petrolog Engineering Services Limited, an established Nigerian contractor, as partner. The purpose of Oceon is to provide engineering support for future shallow and deepwater projects to be executed in Nigeria, and therefore strengthen Acergy Africa and Mediterranean’s presence in the country. The segment’s principal offices are based in Suresnes, France.

Net operating revenue from continuing operations

For fiscal year 2007 Acergy Africa and Mediterranean’s net operating revenue of $1,398.4 million was 52.6% of our total net operating revenue and an increase of $352.9 million compared to $1,045.5 million in fiscal year 2006. This increase was primarily driven by the Greater Plutonio project, the largest contract executed by the Group to date. This project successfully executed an extensive offshore installation program during the fiscal year. This project benefited by $50.3 million of positive revisions due to the settlement of claims and variation orders and the release of previous contingencies. SURF projects, such as Greater Plutonio, Moho Bilondo and Kizomba C Mondo, contributed $916.9 million and Conventional projects such as EPC2B and OSO, generated $178.0 million of net operating revenue in fiscal year 2007. The increased SURF revenue reflected our increased focus on the SURF market which delivered additional new work. Projects conducted by our Sonamet/Sonacergy joint venture, in which we have a 55% interest, reported $140.4 million of net operating revenue, an increase of $34.0 million compared to $106.4 million in fiscal year 2006 primarily due to the Mafumeira project.

This segment’s net operating revenue for fiscal year 2006 was $1,045.5 million, an increased by $331.4 million from $714.1 million in fiscal year 2005. This improvement was driven by an increase in SURF projects and our successful and timely executions of projects Erha and EPC2B in Nigeria. SURF projects, such as Erha, Greater Plutonio and Moho Bilondo, contributed $602.4 million and Conventional projects such as Amenam II and EPC2B, generated $246.3 million of net operating revenue in fiscal year 2006. Projects conducted by our Sonamet/Sonacergy joint venture generated $106.4 million of net operating revenue, an increase of $38.5 million compared to $67.9 million in fiscal year 2005 primarily due to a rise in market demand for fabrication.

Operating expenses from continuing operations

This segment’s operating expenses in fiscal year 2007 were $1,071.0 million as compared to $827.9 million in fiscal year 2006 representing 50.4% of our total net operating expenses from continuing operations. The increase of $243.1 million reflected the increase in project activity during the fiscal year, offset by insurance settlements for Acergy Polaris. In addition, higher utilization of assets have led to lower operating expenses; increased project activity leads to higher utilization of internal assets, which leads to increased contribution to the fixed cost base of the assets, hence reducing the net operating expenses of the assets.

Acergy Africa and Mediterranean’s operating expenses in fiscal year 2006 increased by $252.4 million to $827.9 million compared to $575.5 million in fiscal year 2005. This increase was primarily due to the increase in project activity discussed above and to the increase in steel and other commodities prices.

Income before income taxes from continuing operations

Acergy Africa and Mediterranean’s income before income taxes in fiscal year 2007 was $194.0 million, an increase of $60.1 million or 44.9% compared to $133.9 million in fiscal year 2006. The main reason for the improved result was strong performance of the segment’s projects, particularly for the Greater Plutonio project, where approval of variation orders significantly improved the result. In addition high utilization of assets, mainly of Acergy Polaris improved the result. The result was adversely affected by additional professional fees in relation to the French tax audit, as referred to in Note 12 “Income tax” to the Consolidated Financial Statements.

The segment’s income before income taxes in fiscal year 2006 of $133.9 million more than doubled compared to fiscal year 2005 reflecting the high levels of activity experienced and good performance on EPC2B, Erha and Amenam II, which more than offset the deterioration in the results of Greater Plutonio due to increased cost of various operational expenses. The increase in the segment’s net income before tax also reflected the improved contract management procedures we implemented in fiscal year 2005.

The following table sets forth the most significant projects in the Acergy Africa and Mediterranean segment:

Project name	Description
Lump sum Conventional projects:

Amenam II	Project offshore Nigeria, executed during 2004 to 2006 for Total.

EPC2B	Project offshore Nigeria, expected to be executed during 2005 to 2008 for ExxonMobil.

Mafumeira	Sonamet/Sonacergy project for fabrication in 2007 and 2008 of jacket and deck for Chevron Texaco.

OSO	Project offshore Nigeria, executed in 2007 for ExxonMobil.

Sonamet/Sonacergy Projects	Portfolio of shallow water and deepwater fabrication projects performed at the fabrication facility in Lobito, Angola on our behalf and other external clients.

Lump sum SURF projects:

Agbami	Project offshore Nigeria, expected to be executed during 2005 to 2008 for Star Deepwater Petroleum.

Block 15	Project offshore Angola, expected to be executed during 2008 to 2010 for ExxonMobil.

Erha	Project offshore Nigeria, executed during 2002 to 2006 for ExxonMobil.

Greater Plutonio	Project expected to be executed during 2004 to 2008 for BP. This project involves the engineering, procurement, fabrication, and installation of umbilicals, risers and flowlines for the development of Block 18 offshore Angola.

Moho Bilondo	Project offshore Congo, expected to be executed during 2005 to 2008 for Total.

Kizomba C Mondo	Project offshore Angola, expected to be executed during 2006 to 2008 for ExxonMobil.

Kizomba C Saxi Batuque	Project offshore Angola, expected to be executed during 2006 to 2008 for ExxonMobil.

PazFlor	Project offshore Angola, expected to be executed during 2008 to 2011 for Total. This project includes engineering, procurement, fabrication and installation of 55 km of water injection lines, gas injection and gas export lines, umbilicals and over 20 rigid jumpers.

Tombua Landana	Project offshore Angola, expected to be executed during 2006 to 2009 for Chevron Texaco.

Acergy Northern Europe and Canada

For fiscal year (in millions)	2007 $	%		2006 $		%		2005 $		%
Net operating revenue from continuing operations	907.8	34.1	(a)	827.2		38.9	(a)	579.0		39.0	(a)
Operating expenses from continuing operations	(713.7)	33.6	(b)	(663.5	)(c)	39.1	(b)	(477.0	)(c)	39.2	(b)
Income before income taxes from continuing operations	153.7			122.5				67.0

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.
(c)	Operating expenses have been re-presented to exclude a reclassification of certain costs to SG&A in fiscal year 2006 of $9.9 million (2005: $9.7 million).

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and manages the Acergy/Subsea 7 project-specific joint venture operations. Its offices are based in Aberdeen, UK; Stavanger, Norway; Moscow, Russia; and St Johns, Canada.

In fiscal year 2007 we entered into a $180 million agreement with Havila Shipping ASA for a new build diving support ship for Northern Europe and Canada which is expected to join the fleet in fiscal year 2010. The ship will be a state-of-the-art diving support ship and will be specifically designed for efficient diving operations in the harshest environments. The ship Acergy Havila will be owned by Acergy Havila Limited, a joint venture where we will have a 50% ownership. The ship will be operated by us for a firm period of ten years. This is part of our strategy to add more modern, efficient and competitive tonnage capacity to capitalize on the increasing demand in the segment.

In fiscal year 2007 we signed a new lease agreement with Volstad Shipping AS for a five year charter of the new build ship Acergy Merlin for the IMR and Survey market. The ship is expected to join our fleet in the beginning of fiscal year 2009 and commence working on Survey projects. Survey activities include support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized Survey ships and Survey ROVs as further described in Note 20 “Segment and related information” to the Consolidated Financial Statements.

In fiscal year 2006 we signed a new lease agreement with DOFCON ASA for an eight year charter of the Skandi Acergy commencing in the third quarter of fiscal year 2008 to work on SURF projects. Also in fiscal year 2006, we decided to move our Aberdeen offices in fiscal year 2008 to a new site, which will be leased.

Net operating revenue from continuing operations

This segment’s net operating revenue in fiscal year 2007 of $907.8 million accounted for 34.1% of our total net operating revenue from continuing operations and increased by $80.6 million compared to $827.2 million in fiscal year 2006. The increase was mainly due to higher SURF activities which reported $589.1 million in fiscal year 2007, an increase of $64.8 million as compared to $524.3 million in fiscal year 2006, generated from numerous projects such as CNR Frame Agreement, Njord Gas Export, Starling, Volund, Shell Hot Tap and Tordis IOR. Additionally an improvement of $20.2 million in net operating revenue was contributed from increased Trunkline activities, generated from offshore execution of the Eldfisk and Tyrihans Development projects. This segment experienced a slower growth of its net operating revenue compared to the growth between fiscal year 2006 and fiscal year 2005. This was primarily due to less available ships as the majority of our ships were deployed to other segments.

Acergy Northern Europe and Canada’s net operating revenue increased by $248.2 million to $827.2 million in fiscal year 2006 compared to $579.0 million in fiscal year 2005. This increase was primarily driven by significantly higher SURF activities, $199.9 million increase from $524.3 million in fiscal year 2006 as compared to $324.4 million in fiscal year 2005, as a result of our strategic decision to increase our focus on the SURF market which delivered additional work. In addition, the Trunkline project Langeled contributed significantly to the segment’s net operating revenue in fiscal year 2006.

Operating expenses from continuing operations

Acergy Northern Europe and Canada’s operating expenses in fiscal year 2007 of $713.7 million represented 33.6% of our total operating expenses from continuing operations, an increase of $50.2 million compared to $663.5 million in fiscal year 2006. The increase was mainly linked to high activity level for the segment’s project portfolio, but also more specifically to cost overruns caused by operational failures on Njord Gas Export and Tyrihans Development and significant losses incurred on the Trunkline project Mexilhao, which were shared on an equal basis with Acergy South America. In addition, lower utilization of Acergy Piper compared to fiscal year 2006 led to lower contribution from projects to the ship’s fixed cost base, hence increased operational expenses.

This segment’s operating expenses in fiscal year 2006 increased by $186.5 million to $663.5 million compared to $477.0 million in fiscal year 2005. The increase in fiscal year 2006 was mainly attributable to the related increase in project activities and cost of overruns and delays experienced on the Tyrihans Development, Britannia Satellites and Dumbarton projects.

Income before income taxes from continuing operations

This segment’s income before income taxes in fiscal year 2007 was $153.7 million, an increase of $31.2 million compared to $122.5 million in fiscal year 2006 related to improved results on projects such as Britannia Satellites, Dumbarton, CNR Frame Agreement and Eldfisk due to final settlement of variation orders and increased scope of work. These improvements were offset by cost overruns on projects such as Njord Gas Export, Tyrihans Development and the Trunkline project Mexilhao, in addition to increased selling, general and administrative expenses.

Acergy Northern Europe and Canada’s income before income taxes in fiscal year 2006 was $122.5 million, an increase of $55.5 million compared to $67.0 million in fiscal year 2005 driven by an increase in net operating revenue from the strong performance on projects such as Langeled and Norne Satellites and an increase in our share of the net income from non-consolidated joint ventures which was partially offset by poor performance on projects such as Tyrihans Development, Britannia Satellites and Dumbarton.

The following table sets forth the most significant projects in the Acergy Northern Europe and Canada segment:

Project name	Description
Lump sum SURF projects:
Britannia Satellites	Project offshore United Kingdom, executed during 2005 to 2007 for ConocoPhillips.
Deep Panuke	Project offshore Canada, expected to be executed during 2008 to 2011 for EnCana Corporation.
Dumbarton	Project offshore United Kingdom, expected to be executed during 2006 to 2008 for Maersk.
Miskar	Project offshore Tunisia, expected to be executed during 2007 to 2008 for British Gas.
Njord Gas Export	Project offshore Norway, expected to be executed during 2005 to 2008 for StatoilHydro.
Norne Satellites	Project offshore Norway, executed during 2005 for Statoil.
Ormen Lange	Project offshore Norway, expected to be executed during 2008 to 2009 for StatoilHydro.
Sage Hot Tap	Project offshore United Kingdom, executed during 2007 to 2008 for ExxonMobil.
Shell Hot Tap	Project offshore United Kingdom, executed during 2006 to 2007 for Shell.
Starling	Project offshore United Kingdom, expected to be executed during 2006 to 2008 for Shell.
Terra Nova	Project offshore Canada, executed during 2006 for Petro Canada.
Tordis IOR	Project offshore Norway, executed during 2006 to 2007 for Statoil.
Tyrihans Subsea	Project offshore Norway, expected to be executed during 2006 to 2008 for StatoilHydro.
Volund	Project offshore Norway, expected to be executed during 2007 to 2009 for Marathon Petroleum.
Volve	Project offshore Norway, executed during 2005 to 2007 for Statoil.

Project name	Description
Lump sum Trunkline projects:
Eldfisk	Project offshore Norway, executed during 2006 to 2007 for ConocoPhillips.
Langeled	Project offshore Norway and United Kingdom, executed during 2004 to 2006 for Statoil. This project involved the laying of more than 980 km of large diameter trunkline from the Ormen Lange field in the Norwegian sector of the North Sea to the east coast of southern United Kingdom.
Tyrihans Development	Project offshore Norway, executed in 2006 to 2007 for Statoil mainly utilizing lay-barge Acergy Piper.
Day rate IMR projects:
Hydro Frame Agreement	Project offshore Norway, to be executed during the period 1999 to 2010 for Norsk Hydro.
SURF/IMR/Survey project:
CNR Frame Agreement	Project offshore United Kingdom, to be executed during 2006 to 2010 for CNR.

Acergy North America and Mexico—Continuing Operations

For fiscal year (in millions)	2007 $	%		2006 $	%		2005 $	%
Net operating revenue from continuing operations	3.2	0.1	(a)	38.0	1.8	(a)	49.1	3.3	(a)
Operating expenses from continuing operations	(3.2)	0.2	(b)	(31.7)	1.9	(b)	(48.5)	4.0	(b)
Income (loss) before income taxes from continuing operations	(5.2)			2.8			(1.8)

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes activities in the United States of America, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, Texas in the United States of America.

In fiscal year 2005 a strategic decision was made to reorient Acergy North America and Mexico toward deepwater SURF work and the Conventional and shallow water IMR assets classified as discontinued operations were sold to Cal Dive.

Net operating revenue from continuing operations

This segment’s net operating revenue from continuing operations was $3.2 million in fiscal year 2007, a decrease of $34.8 million as compared to $38.0 million in fiscal year 2006 due to lack of ship availability. In fiscal year 2007, revenues primarily consisted of concrete products from our Louisiana fabrication yard. During fiscal year 2006, Acergy Hawk was utilized on the Matterhorn project, which generated the majority of the net operating revenue. Acergy Hawk was deployed to other segments during fiscal year 2007, as part of our global fleet allocation program to gain maximum economic benefit.

Acergy North America and Mexico’s net operating revenue from continuing operations was $38.0 million in fiscal year 2006, a decrease of $11.1 million as compared to $49.1 million in fiscal year 2005 partly due to the reassignment of ships that had been used on projects in fiscal year 2005 to other projects in fiscal year 2006.

Operating expenses from continuing operations

Acergy North America and Mexico’s operating expenses for fiscal year 2007 were $3.2 million as compared to $31.7 million in fiscal year 2006. The $28.5 million decrease was directly linked to the significantly reduced net operating revenue as discussed above.

This segment’s operating expenses for fiscal year 2006 were $31.7 million as compared to $48.5 million in fiscal year 2005. The decreased costs of $16.8 million reflected the reduced net operating revenue generated by the segment and the good performance of the Acergy Hawk on the Matterhorn project.

Income (loss) before income taxes from continuing operations

The segment’s loss before income taxes was $5.2 million, compared to an income before income taxes of $2.8 million in fiscal year 2006. The $8.0 million deterioration was mainly caused by under-recovery of selling, general and administrative expenses and other support costs due to very low activity levels in fiscal year 2007 compared to fiscal year 2006. Included in the segment’s net income was a portion of the net income earned from the PRA-1 and Frade projects, which were shared on an equal basis with Acergy South America.

Acergy North America and Mexico’s income before income taxes in fiscal year 2006 was $2.8 million, compared to a loss before income taxes of $1.8 million in fiscal year 2005. In addition to the Matterhorn project, it includes a portion of net income earned from the PRA-1 project where project management services were provided to Acergy South America.

The table below sets forth the most significant projects in the Acergy North America and Mexico segment:

Project name	Description
Lump sum SURF projects:
Matterhorn	Project offshore the United States of America, executed during 2006 for Total.

Perdido	Project offshore the United States of America, expected to be executed during 2008 to 2009 for Shell.

Acergy North America and Mexico—Discontinued Operations

For fiscal year (in millions)	2007 $	2006 $	2005 $
Net operating revenue from discontinued operations	16.9	66.6	222.6
Operating expenses from discontinued operations	(6.4)	(79.6)	(205.8)
Income (loss) before income taxes from discontinued operations	5.9	16.9	33.1

For this discussion, discontinued operations relates to work performed by the Conventional and shallow water IMR assets sold to Cal Dive in fiscal year 2005 and fiscal year 2006 or by assets subsequently contracted to finalize certain Conventional projects in Trinidad and Tobago that were in progress at the date of the disposal.

On January 9, 2006 we completed the sale of the derrick lay-barge DLB 801 following the completion of the barge’s projects in Trinidad and Tobago, and on March 15, 2006 the Group completed the sale of the reel pipelay ship Seaway Kestrel to Cal Dive for total cash proceeds of $80.4 million and a gain on disposal of $35.1 million. On October 31, 2005 we sold seven ships and the shore support bases and equipment to Cal Dive for total of $42.5 million in cash, resulting in a gain of $27.1 million.

Net operating revenue from discontinued operations

This segment’s net operating revenue from discontinued operations in fiscal year 2007 decreased by $49.7 million to $16.9 million compared to $66.6 million in fiscal year 2006, and reflected the completion of NGC-Bud the last remaining project during first quarter of fiscal year 2007.

Acergy North America and Mexico’s net operating revenue from discontinued operations in fiscal year 2006 was $66.6 million compared to $222.6 million in fiscal year 2005, a decrease of $156.0 million due to completion of outstanding projects. The revenue generated came from the two remaining projects Dolphin Deep and NGC-Bud and reflected the delays experienced in completion of these Conventional projects, due to equipment breakdowns and adverse weather conditions.

Operating expenses from discontinued operations

Acergy North America and Mexico’s operating expenses from discontinued operations for fiscal year 2007 was $6.4 million, a decrease of $73.2 million as compared to $79.6 million in fiscal year 2006. The reduction was due to completion of the Conventional projects in Trinidad and Tobago during the first quarter of fiscal year 2007.

This segment’s operating expenses from discontinued operations for fiscal year 2006 was $79.6 million, a decrease of $126.2 million as compared to $205.8 million in fiscal year 2005. The decrease in costs was mainly driven by the reduced activity as reflected by the significant decrease in net operating revenue from discontinued operations. Additionally, we incurred extra costs due to difficulties encountered on a third party ship while completing the work on the Dolphin Deep and NGC-Bud projects.

Income (loss) before income taxes from discontinued operations

This segment’s income before income taxes from discontinued operations of $5.9 million in fiscal year 2007 was a decrease of $11.0 million as compared to $16.9 million in fiscal year 2006. The Conventional projects were completed in the first quarter of fiscal year 2007 with reported profits due to favorable settlements with clients and subcontractors; while in fiscal year 2006 these projects were reported with losses. Fiscal year 2006 included a $35.1 million gain on the sale of ships to Cal Dive, which was not repeated in fiscal year 2007.

Acergy North America and Mexico’s income before income taxes from discontinued operations of $16.9 million in fiscal year 2006 was a decrease of $16.2 million as compared to $33.1 million in fiscal year 2005. The decrease was primarily attributable to the decreased activity and to the difficulties encountered on completion of the Dolphin Deep and NGC-Bud projects as discussed above, only partially offset by the gain of $35.1 million on the sale of the two ships to Cal Dive being higher than the gain of $27.1 million in fiscal year 2005 discussed above.

The following table sets forth the most significant projects in discontinued operations in the Acergy North America and Mexico segment:

Project name	Description
Lump sum Conventional projects:
Dolphin Deep	Project offshore Trinidad and Tobago, executed during 2004 to 2006 for British Gas.

NGC-Bud	Project offshore Trinidad and Tobago, executed during 2004 to 2007 for National Gas Company.

Acergy South America

For fiscal year (in millions)	2007 $	%		2006 $	%		2005 $	%
Net operating revenue from continuing operations	247.9	9.3	(a)	82.6	3.9	(a)	50.2	3.4	(a)
Operating expenses from continuing operations	(245.9)	11.6	(b)	(68.7)	4.1	(b)	(44.0)	3.6	(b)
Income (loss) before income taxes from continuing operations	(10.4)			4.5			(1.9)

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Net operating revenue from continuing operations

Acergy South America’s net operating revenue for fiscal year 2007 of $247.9 million represented 9.3% of our total net operating revenue from continuing operations and was an increase of $165.3 million as compared to $82.6 million in fiscal year 2006. The increase was attributable to the SURF projects PRA-1 and Frade which contributed $102.7 million compared to $17.3 million in fiscal year 2006, as this was part of our strategy to enter the growing SURF and EPIC market in the segment. In addition the commencement of the engineering and procurement phase of Mexilhao, the first Trunkline project for the region, and the start of the six year day-rate contract with Pertinacia, contributed significantly to the 200.1% increase in net operating revenue year-on-year.

This segment’s net operating revenue for fiscal year 2006 of $82.6 million increased by $32.4 million as compared to $50.2 million in fiscal year 2005 attributable partly to an increase in execution of IMR related activity and partly to an increase in SURF activity. The increase in SURF activity included the start-up of the PRA-1 project, the first lump sum SURF turnkey project in Brazil.

Operating expenses from continuing operations

This segment’s operating expenses for fiscal year 2007 of $245.9 million accounted for 11.6% of our total operating expenses from continuing operations and were $177.2 million higher as compared to $68.7 million in fiscal year 2006. The significant increase was mainly linked to full offshore operation of PRA-1, the Pertinacia contract commencing at the end of second quarter, but also more specifically related to significant losses incurred on the Trunkline project Mexilhao, which were shared on an equal basis with Acergy Northern Europe and Canada.

Acergy South America’s operating expenses for fiscal year 2006 increased by $24.7 million to $68.7 million compared to $44.0 million in fiscal year 2005. The increase was partly due to the increased costs to operate Acergy Condor and Acergy Harrier and partly to the commencement of engineering and procurement phases on the PRA-1 project.

Income (loss) before income taxes from continuing operations

Acergy South America reported a loss before income taxes of $10.4 million in fiscal year 2007, a decrease of $14.9 million compared to a $4.5 million income before income taxes in fiscal year 2006. The SURF projects had positive contributions, but these were offset by reduced profitability of the Acergy Harrier day rate project due to thruster problems, but mainly due to losses on the Trunkline project Mexilhao.

Income before income taxes for this segment was $4.5 million in fiscal year 2006, an increase of $6.4 million compared to a $1.9 million loss before income taxes in fiscal year 2005 due to an increase in IMR and SURF activity as discussed above.

The following table sets forth the most significant projects in the Acergy South America segment:

Project name	Description
Lump sum SURF projects:
Frade	Project offshore Brazil, expected to be executed during 2006 to 2009 for Chevron Texaco.
PRA-1	Project offshore Brazil, expected to be executed during 2006 to 2008 for Petrobras.

Project name	Description
Lump sum Trunkline projects:

Mexilhao	Project offshore Brazil, expected to be executed during 2007 to 2008 for Petrobras utilizing lay-barge Acergy Piper.

Day rate IMR/SURF projects:

Acergy Condor	Project offshore Brazil, expected to be executed during 2006 to 2010 for Petrobras.

Acergy Harrier	Project offshore Brazil, expected to be executed during 2007 to 2010 for Petrobras.

Pertinacia	Project offshore Brazil, expected to be executed during 2007 to 2013 for Petrobras.

Acergy Asia and Middle East

For fiscal year (in millions)	2007 $	%		2006 $	%		2005 $	%
Net operating revenue from continuing operations	102.4	3.8	(a)	129.8	6.1	(a)	80.7	5.4	(a)
Operating expenses from continuing operations	(101.1)	4.8	(b)	(112.9)	6.7	(b)	(71.2)	5.8	(b)
Income before income taxes from continuing operations	(15.6)			1.1			2.3

(a)	Segment net operating revenue as a percentage of total net operating revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in Asia Pacific, India and Middle East (but excludes the Caspian Sea) and includes the Malaysian joint venture SapuraAcergy with SapuraCrest Petroleum Berhad. It has its office in Singapore with satellite offices in Jakarta and Balikpapan, Indonesia and Perth, Australia. The office in Balikpapan has been recorded as being held for sale.

In line with our strategy to focus our business on developing globally our deepwater SURF capabilities, we sold during fiscal year 2007 our non-core shallow water and diving assets previously used for projects executed in Indonesia for cash proceeds of $16.7 million.

Investment

Toisa Proteus, which is on a three year charter from the Toisa/Sealion Group of companies, joined the fleet at the end of second quarter in fiscal year 2007. The ship completed its conversion program during third quarter, and commenced working for the segment’s projects. In addition, Sapura 3000, a new build ship within the SapuraAcergy joint venture, has been converted during fiscal year 2007, and will commence working for the Kikeh project during first quarter of fiscal year 2008.

Net operating revenue from continuing operations

Acergy Asia and Middle East’s net operating revenue of $102.4 million accounted for 3.8% of the total net operating revenue from continuing operations in fiscal year 2007, a decrease of $27.4 million compared to $129.8 million in fiscal year 2006. The decrease was primarily caused by an $18.8 million reduction in net operating revenue from IMR projects, from $23.3 million in fiscal year 2006 to $4.5 million in fiscal year 2007. The decrease was also the result of the segment’s project portfolio largely being in the early stages of development.

This segment’s net operating revenue increased in fiscal year 2006 by $49.1 million to $129.8 million compared to $80.7 million in fiscal year 2005. This increase was mainly driven by net operating revenues from SURF projects such as Casino, Sakhalin and Dai Hung and reflected our strategy to develop this segment around the SURF market.

Operating expenses from continuing operations

Operating expenses in fiscal year 2007 of $101.1 million were 4.8% of our total operating expenses from continuing operations, a decrease of $11.8 million from $112.9 million in fiscal year 2006. The reduction of operating expenses was primarily due to less IMR activity due to the sale of diving and shallow water assets, offset by increased operating expenses related to heavy construction and diving support ship Toisa Proteus which joined the fleet during the second quarter.

Operating expenses in fiscal year 2006 increased by $41.7 million to $112.9 million from $71.2 million in fiscal year 2005. This increase reflected operational difficulties experienced on the Dai Hung and Kerisi projects together with increased labor costs due to our high levels of staffing as we develop this segment for future growth.

Income before income taxes from continuing operations

Acergy Asia and Middle East’s loss before income taxes for fiscal year 2007 was $15.6 million, a decrease of $16.7 million compared to an income before income taxes of $1.1 million in fiscal year 2006. The reduction was caused by losses from the non-consolidated joint venture SapuraAcergy due to a delay in the completion of Sapura 3000 and loss on an interest rate swap deemed ineffective under FAS 133. In addition the segment’s project portfolio was less profitable compared to fiscal year 2006 due to operational problems, including the Dai Hung project. These downgrades were offset by $12.5 million gain on sale of Indonesian shallow water and diving assets.

This segment’s income before income taxes for fiscal year 2006 was $1.1 million, a decrease of $1.2 million compared to $2.3 million in fiscal year 2005 attributable partly to the increase in expenses incurred as a result of recruiting additional staff and partly to project performance issues on the Dai Hung and Kerisi projects.

The following table sets forth the most significant projects in the Acergy Asia and Middle East segment:

Project name	Description

Lump sum SURF projects:

Casino	Project offshore Australia, executed during 2005 and 2006 for Santos.

Sakhalin	Project offshore Russia, executed during 2004 to 2006 for Nippon Steel Corporation.

Dai Hung	Project offshore Vietnam, expected to be executed during 2005 to 2008 for Petrovietnam Exploration and Production Company.

Kerisi	Project offshore Indonesia, executed during 2006 to 2007 for ConocoPhillips.

Kikeh	A SapuraAcergy project offshore Malaysia, expected to be executed during 2007 to 2008 for Murphy Sabah Oil Co utilizing Sapura 3000.

Maari	Project offshore New Zealand, expected to be executed during 2006 to 2008 for Tanker Pacific.

Liu Hua	Project offshore China, expected to be executed during 2007 to 2008 for CNOOC.

Pluto	Project offshore Australia, expected to be executed during 2008 to 2010 for Woodside.

Van Gogh	Project offshore Australia, expected to be executed during 2007 to 2009 for Apache Energy.

Vincent Development	Project offshore Australia, expected to be executed during 2006 to 2008 for Woodside.

Acergy Corporate

For fiscal year (in millions)	2007 $	%		2006 $	%		2005 $	%
Net operating revenue from continuing operations	3.7	0.1	(a)	1.1	0.1	(a)	10.2	0.8	(a)
Operating expenses from continuing operations	12.6	(0.6	)(b)	9.5	(0.6	)(b)	(1.5)	0.1	(b)
Income (loss) before income taxes from continuing operations	31.1			29.7			4.3

This segment includes all activities that serve more than one segment; assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of all our businesses. It also includes the joint ventures NKT Flexibles and SHL. Acergy’s principal executive offices are located in Sunbury-on-Thames, United Kingdom.

Net operating revenue from continuing operations

Acergy Corporate’s net operating revenue in fiscal year 2007 increased by $2.6 million to $3.7 million compared to $1.1 million in fiscal year 2006, relating to external revenue on Corporate services—all of the increase pertaining to claim provision in respect of our joint venture partner.

This segment’s net operating revenue in fiscal year 2006 decreased by $9.1 million to $1.1 million compared to $10.2 million in fiscal year 2005 and the decrease was primarily attributable to no active businesses being managed in this segment following the divestment of Paragon Engineering Services, Inc. in early 2005. Net operating revenue of $1.1 million was attributable to external Acergy Corporate services.

Operating expenses from continuing operations

In fiscal year 2007, the segment’s operating expenses reported an over-recovery of $12.6 million, as compared to an over-recovery of $9.5 million in fiscal year 2006. The increase in over-recovery of $3.1 million was mainly related to captive insurance activities relating to an increase in volume of premium and good claim record for the year and higher utilization of mobile assets, offset by lower utilization of our ships and higher cost of offshore personnel. Changes to the utilization levels of equipment and ships impact the level of operating expenses as the project activity levels impact the contribution to the assets’ fixed cost base, hence impacting the level of net operating expenses.

In fiscal year 2006, the segment’s operating expenses experienced an over-recovery of $9.5 million, as compared to a cost of $1.5 million in fiscal year 2005. The result in fiscal year 2006 was principally generated from the high utilization rate of our ships which has led to an over-recovery in that activity as the charge out rates to other segments are based on budgeted levels of utilization. This has no impact on our net consolidated results.

Income (loss) before income taxes from continuing operations

Acergy Corporate’s income before income taxes for fiscal year 2007 of $31.1 million was an increase of $1.4 million compared to fiscal year 2006 which was related to the over-recoveries as discussed above.

Acergy Corporate’s income before income taxes for fiscal year 2006 of $29.7 million was an increase of $25.4 million compared to fiscal year 2005. This increase was attributable partly to an improvement in net income contribution from the non-consolidated joint venture operations of NKT Flexibles and SHL and partly to the over-recovery described above. Additionally, a substantial decrease was experienced in the expense charged in respect of the SMIP from $11.1 million in fiscal year 2005 to $3.0 million in fiscal year 2006 following the adoption of SFAS 123(R).

Consolidated Results—Continuing Operations

Net Operating Revenues

Net operating revenue increased to $2,663.4 million in fiscal year 2007 from $2,124.2 million in fiscal year 2006. This increase was mainly driven by Acergy Africa and Mediterranean, and primarily related to successful offshore execution of the Greater Plutonio project, and Acergy South America with increased activity for both SURF and Trunkline projects, and to a lesser extent by Acergy Northern Europe and Canada. The improvement was partially offset by Acergy Asia and Middle East and Acergy North America and Mexico where revenues decreased due to lack of ship availability, and therefore major project awards.

Net operating revenue increased to $2,124.2 million in fiscal year 2006 from $1,483.3 million in fiscal year 2005, mainly driven by Acergy Africa and Mediterranean and Acergy Northern Europe and Canada where the SURF activity grew significantly, and to a lesser extent by Acergy South America and Acergy Asia and Middle East. These improvements reflected strong market conditions for our SURF assets and generally successful project execution. The improvement was partially offset by Acergy North America and Mexico where revenues decreased due to lack of ship availability and Acergy Corporate where insignificant external revenues were generated on Corporate services, compared to prior year, due to sale of Paragon Litwin.

Net operating revenue in fiscal year 2008 is expected to be approximately $3.0 billion. As at November 30, 2007, an estimated $2.2 billion of our $3.2 billion backlog is for execution in fiscal year 2008.

Operating Expenses

Operating expenses generally comprise direct project expenses, for example, procurement and subcontractors costs, salary and related expenses for operational personnel, expenses for operating ships and equipment, including dry-dock amortization and depreciation.

Operating expenses increased to $2,122.3 million in fiscal year 2007 from $1,695.2 million in fiscal year 2006. This increase was primarily attributable to the level of activity noted above together with new ships being added to the fleet and a continued increase in workforce, in part offset by a reduction in project activity in Acergy North America and Mexico. Additionally, the increase was caused by price increases for commodities and subcontractors reflecting the current tight market conditions, and cost overruns on certain projects, including the Mexilhao project which is shared on an equal basis between Acergy South America and Acergy Northern Europe and Canada.

Operating expenses increased to $1,695.2 million in fiscal year 2006 from $1,217.7 million in fiscal year 2005 primarily attributable to the level of activity noted above together with some increase in manpower and procurement activity, in part offset by a reduction in project activity in Acergy North America and Mexico. Additionally the increase reflected commodity price increases and cost overruns on certain projects.

Operating expenses in fiscal year 2008 are expected to be slightly higher than fiscal year 2007 reflecting the growth in revenues, continued efforts in recruitment and development of our workforce, and the impact of a full year’s operation for our extended fleet.

Depreciation and Amortization

Depreciation and amortization is recorded in operating expenses and SG&A.

Depreciation and amortization in fiscal year 2007 amounted to $77.8 million compared to $58.6 million and $56.9 million in fiscal years 2006 and 2005, respectively. The increase in fiscal year 2007 was mainly due to the delivery of Pertinacia and Polar Queen in the second and fourth quarters, respectively, and the additional depreciation of Acergy Polaris due to the installation of the new J-Lay tower in the fourth quarter of fiscal year 2006.

The increase in fiscal year 2006 was due to the depreciation of Acergy Discovery purchased in fiscal year 2006 and investments made in Angola.

The depreciation and amortization charges for fiscal year 2008 are expected to be higher than in fiscal year 2007, mainly due to full year depreciation of new ships commissioned during 2007.

Share in Net Income of Non-consolidated Joint Ventures

Our share in net income of non-consolidated joint ventures from continuing operations in fiscal years 2007, 2006 and 2005 were as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
Mar Profundo Girassol	(0.1)	0.5	5.2
Dalia FPSO	3.4	2.0	1.8
Oceon	(0.5)	—	—
Acergy/Subsea 7	12.3	16.7	7.3
Kingfisher D.A.	—	—	3.9
Acergy Havila	—	—	—
EPIC	—	—	0.1
SapuraAcergy	(10.3)	(1.6)	—
SHL	8.8	15.5	8.5
NKT Flexibles I/S	17.7	8.2	0.1

Total	31.3	41.3	26.9

Our share in net income of non-consolidated joint ventures in fiscal year 2007 decreased to $31.3 million from $41.3 million in fiscal year 2006. The decrease was primarily attributable to SapuraAcergy as a result of a loss on an interest rate swap and the delay in delivery of the Sapura 3000. NKT Flexibles improved by $9.5 million due to rising demand for flexible pipes. SHL decreased by $6.7 million during fiscal year 2007 due to the scheduled dry-dock of the Stanislav Yudin that occurred during the year and a lower gross margin contribution from executed projects. The decrease in Acergy/Subsea 7 was due to the FTP By-Pass which made no contribution during the year (2006: $9.1 million) offset by the H7 By-Pass which contributed $7.6 million (2006: $nil).

In fiscal year 2006, the increase was partly due to an improvement in our joint venture income from Acergy/Subsea 7 where income increased by $9.4 million. This reflected the management by the joint venture of additional projects such as FTP By-Pass which, of the total of $16.7 million for fiscal year 2006, contributed $9.1 million. Income from the joint ventures SHL and NKT Flexibles improved to $15.5 million and $8.2 million respectively due to the very good performance of SHL’s Stanislav Yudin barge and the increased demand for flexible pipes as reflected by the NKT Flexibles plant running at full capacity. The Dalia FPSO joint venture managed successfully the construction and the commission of the Dalia FPSO. The loss from SapuraAcergy arose from the fixed costs of the joint venture during the construction phase of the Sapura 3000. The decrease in contribution from the MPG and the Kingfisher D.A. joint ventures was due to the cessation of activities of both joint ventures. The Kingfisher D.A. and the EPIC joint ventures ceased operation in fiscal year 2005.

In fiscal year 2008, a higher level of activity is expected in SHL and SapuraAcergy joint ventures as the Stanislav Yudin was dry-docked during fiscal year 2007 and the Sapura 3000 is expected to be in operation in early 2008. NKT Flexibles is expected to continue to experience high demand for flexibles in fiscal year 2008. No further activities are expected in MPG, Kingfisher D.A., EPIC and the FTP By-Pass project while the Dalia FPSO is near completion.

Selling, General and Administrative (“SG&A”) Expenses

SG&A expenses from continuing operations in fiscal year 2007 were $227.7 million, compared to $183.9 million and $147.0 million in fiscal years 2006 and 2005, respectively. The increase in fiscal year 2007 over fiscal year 2006 was partly attributable to increase in tendering activity in our two largest business segments of Acergy Africa and Mediterranean and Acergy Northern Europe and Canada, but also higher professional consultancy fees were incurred in relation to the French tax audit investigation, and our group-wide review of uncertain tax positions, as discussed in Note 12 “Income tax” to the Consolidated Financial Statements. Additionally there was an increase in recruitment costs to support business growth in all business segments, except Acergy North America and Mexico.

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

A condition of the $400 million amended and restated revolving credit and guarantee facility agreement was to put in place the SMIP in order to secure the services of certain senior executives through to the first quarter of fiscal year 2007. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic and financial objectives for each of the fiscal years 2006, 2005 and 2004. During fiscal year 2007, the Board Compensation Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation was paid. The total cost of the SMIP recorded in fiscal year 2007 was $0.4 million (2006: $3.0 million; 2005: $11.1 million).

Following a review of the various types of expenses included in the operating and overhead expense categories, the costs associated with running of various business segment offices have been taken out of operating expenses and included in SG&A. The rationale of this change is that the aforementioned costs are not directly related to operational activity. Consequently there has been a reclassification from operating expenses to SG&A in the fiscal year 2007 of $39.1 million (2006: $34.5 million; 2005 $27.1 million).

Impairment of Long-lived Tangible Assets

In fiscal year 2007, impairment charges were $0.3 million in respect of long-lived tangible assets. The charge related to an office building in Aberdeen, Scotland which was impaired following the receipt of an offer to purchase and a 120 tonne tensioner which had low utilization.

In fiscal year 2006, impairment charges were $2.1 million. As discussed in Note 9 “Tangible long-lived assets, net” to the Consolidated Financial Statements, this consisted of under-utilized mobile equipment related to steel catenary risers and flexibles.

In fiscal year 2005, impairment charges were $7.1 million in respect of our long-lived tangible assets. The most significant charge related to our fabrication yard in Warri, Nigeria, which was identified as underutilized during the preparation of fiscal year 2006 operating budget in October 2005. An impairment charge of $5.4 million was recorded in fiscal year 2005 to reduce the net book value of this asset to $nil.

Restructuring Credits (Charges)

No restructuring charges were recorded in fiscal years 2007 and 2006. In fiscal year 2005, the provision at the start of the year of $5.3 million principally related to future rental costs for the vacant office space in Acergy Africa and Mediterranean’s office in Nanterre. As discussed in Note 18 “Restructuring provisions” to the Consolidated Financial Statements, we released $1.9 million of this provision to the Consolidated Statements of Operations—“Restructuring credits (charges)”, as we had reached an agreement as of November 30, 2005 to terminate the remaining lease agreement and vacate the offices by December 31, 2005. The office has been relocated from Nanterre to Suresnes, near Paris in France and the remaining provision at November 30, 2005 was used for the final payments made during the first quarter of fiscal year 2006.

Gain on Disposal of Long-lived Tangible Assets and Subsidiaries

Gain on sale of long-lived tangible assets

In fiscal year 2007, the gain of $13.6 million comprised $12.5 million from the sale of diving and shallow water assets in Acergy Asia and Middle East, $0.7 million from the sale of the J-Lay tower in Acergy Africa and Mediterranean and other gains on disposal totaling $0.4 million.

In fiscal year 2006, the gain of $2.9 million was from the disposal of Acergy Africa and Mediterranean’s non-core shallow water assets in Nigeria.

In fiscal year 2005, the gain of $3.7 million comprised $2.3 million from the disposal of trenching and ploughing assets, $1.2 million from the disposal of the Handil base in Acergy Asia and Middle East and $0.2 million from disposal of other long-lived assets.

Gain on sale of subsidiaries

In fiscal year 2007, the loss on disposal of subsidiaries was $1.4 million related to the reclassification of foreign currency translation adjustments on liquidation of Stolt Comex Seaway Congo S.A.R.L realizing a loss of $0.8 million and Acergy France S.A. (Kuala Branch) realizing a loss of $0.6 million.

In fiscal year 2006, the gain of $1.0 million was a gain from the disposal of Stolt Comex Seaway Nigeria Ltd.

In fiscal year 2005, the total gain of $3.8 million consisted of $2.1 million from the disposal of Paragon Engineering Services, Inc. and $1.7 million from the disposal of National Hyperbaric Centre Ltd.

Other Operating Income (Loss), Net

In fiscal year 2007, other operating income of $0.4 million, comprised bad debts recovered of $0.6 million and other expenses of $0.2 million.

In fiscal year 2006, other operating loss of $1.5 million, was primarily due to the raising of bad debt provisions of $1.3 million.

In fiscal year 2005, other operating income of $4.2 million, was primarily due to the reversal of a $5.7 million provision for doubtful accounts in respect of advances made to the NKT Flexibles joint venture.

Interest Expense

In fiscal year 2007, interest expense from continuing operations increased by $18.7 million to $22.9 million from $4.2 million in fiscal year 2006. Of this increase $9.7 million was attributable to a full year’s interest charge being recognized on the convertible notes, and $9.1 million of accrued late payment interest in respect of tax provisions as further described in Note 12 to the consolidated financial statements.

In fiscal year 2006, interest expense from continuing operations increased marginally to $4.2 million from $4.0 million in fiscal year 2005. The change in fiscal year 2006 resulted from interest expense due on the issuance of the $500 million convertible notes in October 2006 offset by a reduction in interest expense attributable to repayments of our debt under the $400 million amended and restated revolving credit and guarantee facility in the first half of fiscal year 2005. The charge in fiscal year 2006 also included the impact of amortizing credit facility set-up costs of the $400 million amended and restated revolving credit and guarantee facility together with the amortization of the issuance cost of the $500 million convertible notes.

Interest Income

In fiscal year 2007, interest income from continuing operations increased to $30.8 million from $18.8 million in fiscal year 2006. This increase was attributable to the interest earned during the full fiscal year on the remaining proceeds from the $500 million convertible notes.

In fiscal year 2006, interest income from continuing operations increased to $18.8 million from $3.9 million in fiscal year 2005. This increase was attributable to the interest earned on the proceeds from the issuance of the $500 million convertible notes; significant funds paid in advance for major contracts, principally in Acergy Africa and Mediterranean; and from proceeds received on the sale of discontinued operations in Acergy North America and Mexico.

Foreign Currency Exchange Gains (Losses), Net

During fiscal year 2007, a foreign exchange loss was recorded of $10.1 million compared to a $0.5 million gain in fiscal year 2006.

The fiscal year 2007 loss includes a gain of $10.7 million due to changes in the market value of the forward exchange contracts and the realization of forward exchange contracts which were in place as of November 30, 2006. A foreign exchange loss of $21.8 million was also recognized in fiscal year 2007 due to the revaluation and settlement of short-term intercompany balances.

During fiscal year 2006, we recorded a foreign exchange gain of $0.5 million compared to a $22.2 million loss in fiscal year 2005. The fiscal year 2006 gain included a gain of $5.7 million due to the changes in the market value of the outstanding forward exchange contracts and the realization of forward exchange contracts which were in place as of November 30, 2005. The fiscal year 2005 loss of $22.2 million included a loss of $19.8 million in respect of forward contracts relating to the termination of certain service agreements with our former parent company SNSA.

We expect that the same risk of substantial foreign currency fluctuations will persist throughout fiscal year 2008.

Income Before Minority Interests and Taxes

Income before minority interests and taxes in fiscal year 2007 was $354.8 million as compared to $301.8 million in fiscal year 2006 and $129.7 million in fiscal year 2005, and was affected by all the factors identified above.

The table below, however, highlights a number of significant credits (charges), which had a material impact on income before minority interest and taxes.

For fiscal year (in millions)	2007 $	2006 $	2005 $
Revisions of estimates on major projects	127.9	74.2	60.3
Charge for impairment of Group-owned long-lived tangible assets	(0.3)	(2.1)	(7.1)
Gain on sale of long-lived tangible assets	13.6	2.9	3.7
SFAS No. 133—Forward contracts mark-to-market	10.7	5.7	(19.8)
Senior Management Incentive Plan charge	(0.4)	(3.0)	(11.1)
Accrued late payment interest in respect of tax provisions	(9.1)	—	—

Minority Interests

In fiscal year 2007, income attributable to minority interests resulted from the joint ventures which were consolidated in the financial statements. They were the Sonamet/Sonacergy and Alto Mar Girassol (“AMG”) joint ventures. In fiscal year 2007 income after taxes attributable to minority interests was $7.2 million (2006: $7.3 million; 2005: $10.4 million).

It is expected that the Sonamet/Sonacergy joint venture will be maintained for the foreseeable future, while AMG has reached a conclusion of the Girassol project.

Income Tax (Provision) Benefit

We recorded a net tax charge of $199.9 million in fiscal year 2007 as compared to a net tax charge of $73.6 million in fiscal year 2006 and to a net tax charge of $12.9 million in fiscal year 2005.

The tax charge in fiscal year 2007 comprised a charge to current tax of $204.2 million and a deferred tax credit of $4.3 million. The tax charge in fiscal year 2006 comprised a charge to current tax of $69.5 million and a deferred tax charge of $4.1 million. The tax charge in fiscal year 2005 comprised a charge to current tax of $10.1 million and a deferred tax charge of $2.8 million.

The movements in the tax provision or benefit year on year are a product of the differing levels of profitability achieved in each of the many territories in which we conduct our business. The significant components of the taxation provision are referred to in the following paragraphs. The total tax rate based on profit before tax and minority interest is in fiscal year 2007 56% compared to 24% in fiscal year 2006 and 10% in fiscal year 2005.

We have an underlying tax rate on current year operations of 43%, calculated as the tax charge (before the accrual for ongoing tax audits and the review of uncertain tax positions of $49 million) of $150.9 million as a proportion of profit before tax and minority interests of $354.8 million, which arises primarily from the fact that a significant proportion of our profits have been generated by Acergy Africa and Mediterranean business which has a high tax rate. This high tax rate arises from the interaction of the original contract structure and the French and West African tax regimes, which have resulted in unrelieved African withholding taxes.

As discussed more fully in Note 12 “Income tax” to the Consolidated Financial Statements, we reassessed our estimates of the eventual probable liabilities resulting from ongoing tax audits and accrued additional provisions for risks arising out of tax audits and enquiries in France and the Netherlands. These provisions amounted to $26 million or approximately 7% of profit before tax and minority interest. The most significant of these provisions arise from the French tax audit. We have made a provision of $26 million in respect of certain identified risks reflecting our best estimates of the probable liability. Additionally we have made further provisions of $23 million or approximately 6% of profit before tax and minority interest reflecting revised estimates of probable liabilities identified through our group-wide review of uncertain tax positions. It is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amounts accrued.

Our UK ship owning subsidiaries continue to be taxed within the UK tonnage tax regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels before being taxed at the UK statutory tax rate. Our tax charge reflects a net benefit of $0.5 million in the fiscal year 2007 compared to $7.1 million in the fiscal year 2006 and $3.4 million in 2005. This is compared to the UK tax that would be payable had we not elected to join the UK tonnage tax regime. During the fiscal year 2007, the UK tax authorities started an enquiry into the amount of profits allocated to tonnage tax since 2003 (see accounts Note 12 “Income tax” to the Consolidated Financial Statements for more information).

The UK Government has recently signaled its intention to change the tonnage tax legislation with effect from April 1, 2008 following discussions with the European Commission on the interpretation of the guidelines on State Aid. Subsequently, an announcement was made on March 6, 2008 withdrawing the technical note containing proposed legislation. We are currently evaluating the impact of this potential change in legislation. This legislation as drafted would exclude the ships owned by our UK ship owning companies from the UK tonnage tax regime.

We recognized net deferred tax assets totaling $30.3 million (2006: $17.5 million) for the tax effects of temporary differences primarily in respect of provisions and deferred interest deductions.

Additionally, while we have potential future tax deductions, tax credits and Net Operating Losses (“NOLs”) in several other countries, including the United States we have recorded a 100% valuation allowance against the corresponding deferred tax assets because we have determined, due to a lack of forecasted profits and a history of losses in the jurisdictions concerned, that it is not more likely than not that tax deductions will be realized based on current estimates of future taxable earnings. Across our subsidiaries, we have NOLs and similar deductions of $257.4 million, a substantial proportion of which are in the U.S..

The Company is an exempt 1929 Luxembourg Holding Company. The Luxembourg tax law which provides for a special tax regime for 1929 Holding Companies will expire in 2010. The Company is currently reviewing whether any structural changes will be required as a result of the expiration of this law.

Consolidated Results—Discontinued Operations

An agreement was announced on April 12, 2005 to sell the IMR and Conventional assets that formed part of Acergy North America and Mexico businesses to Cal Dive, for $122.9 million in cash. This disposal reflected our strategy to focus on our core expertise of deepwater SURF. The sale on October 31, 2005 included seven ships which worked in the IMR segment and the shore support bases and the equipment at the bases at the Port of

Iberia and at Fourchon in Louisana, which were sold for a total of $42.5 million in cash, resulting in a gain of $27.1 million. The derrick lay-barge DLB 801 was sold on January 9, 2006 for cash proceeds of $40.5 million resulting in a gain of $16.4 million and the sale of the reel pipelay ship Seaway Kestrel was completed on March 15, 2006 for cash proceeds of $39.9 million resulting in a gain of $18.7 million, as described in Note 3 “Discontinued operations” and Note 8 “Assets held for sale” to the Consolidated Financial Statements. The Conventional operations closed out during fiscal year 2007.

Net Income (Loss) from Discontinued Operations

In fiscal year 2007, net income from discontinued operations were $5.9 million representing the close out of Conventional operations in Acergy North America and Mexico.

In fiscal year 2006, the loss from discontinued operations was $18.2 million offset by a gain on disposal of assets of $35.1 million resulting in net income before taxation of $16.9 million.

In fiscal year 2005, net income from discontinued operations was $33.1 million, comprising $6.0 million in income from discontinued operations and a gain on disposal of assets of $27.1 million.

Liquidity and Capital Resources

Cash Requirements, Contractual Obligations and Commercial Commitments

Our primary cash uses are to fund working capital, acquisitions of and upgrades to long-lived tangible assets, operating expenditures and dry-docking costs.

As of November 30, 2007, we had available borrowing facilities of $84.4 million and together with cash balances of $582.7 million the net available liquidity was $667.1 million. This compared to net available liquidity as of November 30, 2006 of $817.5 million. The decrease was mainly attributable to the consideration paid for the repurchase of shares in Acergy S.A. ($146.8 million) and payment of dividends ($37.5 million).

Contractual Obligations

	Payments due by period(a)
As of November 30, 2007 (in millions)	Total $	Less than 1 year $	1–3 years $	4–5 years $	After 5 years $
Convertible notes(b)	500.0	—	—	—	500.0
Future interest payments(c)	68.7	11.6	23.1	22.8	11.2
Operating lease obligations(d)	1,030.6	137.2	255.9	222.8	414.7
Purchase obligations(e)	286.6	286.2	0.4	—	—
Other(f)	388.3	122.2	238.4	24.5	3.2

Total	2,274.2	557.2	517.8	270.1	929.1

(a)	Excludes future pension costs, $140 million of the expected capital expenditure of $250 million in fiscal year 2008 as disclosed under ‘Cash flows (used in) provided by investing activities and capital expenditures’ below and the loan from Sonangol as disclosed in Note 15 “Long-term debt” to the Consolidated Financial Statements.
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

(c)	Our debt structure currently contains fixed rate interest debt, and therefore we have calculated the amount of the future interest payments based on the 2.25% interest rate on the aggregate principal amount of $500 million of convertible notes. Also included are future interest payments on the $400 million amended and restated revolving credit and guarantee facility.
(d)	Includes the future commitments regarding: (1) Acergy Viking charter commencing in December 2007 for eight years ($76.0 million) with options for a further twelve years; (2) Skandi Acergy charter commencing in 2008 for eight years ($180.4 million) with an option for further five years; (3) Acergy Merlin commencing in 2008 for five years ($66.0 million) with option for further four years; (4) Acergy Havila commencing in 2010 for ten years ($255.0 million) with option for further ten years; (5) Aberdeen Office commencing in 2008 for 20 years ($113.8 million).
(e)	Includes $110.0 million of purchase obligations in respect of capital expenditures disclosed in Note 25 “Commitments and contingencies” to the Consolidated Financial Statements.
(f)	Other includes performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of performance obligations. For further information regarding bank guarantees, see “—Off-Balance Sheet Arrangements” below and Note 27 “Guarantees” to the Consolidated Financial Statements.

Cash Management Constraints

Our cash operations are managed and controlled by our treasury department, and cash surpluses and requirements are identified using consolidated cash flow forecasts. We do not always have the ability to freely transfer funds across international borders. For example, certain subsidiary companies in France which show a negative net asset position are unable to release funds to our treasury without approval from the Board of Directors of the relevant subsidiary. Further approval from the Central Bank of Brazil is required to obtain remittances from Brazil and access to the $48.0 million of cash held by Sonamet/Sonacergy may be limited because it would require agreement between the minority shareholder and us, as well as approval from the National Bank of Angola for Sonamet.

The main uncertainties with respect to our primary sources of funds are as follows: project related timing of cash inflows and outflows; timing of the costs relating to investment in and expansion of the fleet; the ability to agree with clients, in a timely fashion, the amounts due as claims and variation orders; and the availability of cash flows from joint ventures.

Future Compliance with Debt Covenants

As described in Note 15 “Long-term debt” to the Consolidated Financial Statements, our credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals on the last day of February, May, August and November of each year. Given the improved performance of the business and the more favorable financial covenants in the new credit facilities, we consider, based on our latest forecasts for fiscal year 2008, that we will be able to comply with all financial covenants during fiscal year 2008.

Sources of Cash

Our principal sources of funds for fiscal year 2007 have been cash from operations and proceeds from the sale of long-lived tangible assets.

Our year-end cash and cash equivalents position of $582.7 million is largely attributable to the remaining proceeds raised by the convertible notes in fiscal year 2006 and cash receipts in respect of advance billings which have been negotiated under a number of contracts. A corresponding liability, reflecting our obligations, is recorded as advance billings, to execute the corresponding work as the cash is required to complete the contracts. Therefore, our only readily available funds for ongoing operations are: (i) the available $84.4 million under the $400 million revolving credit facility; and (ii) our cash on hand and cash flows from operations going forward.

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for at least the next 12 months. We also have the ability to raise additional debt and to issue further share capital.

We expect to use our cash to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives and to continue to purchase up to a maximum of 10% of our issued share capital up to a maximum consideration of $300 million.

Summary Cash Flows For fiscal year (in millions)	2007 $	2006 $	2005 $
Cash and cash equivalents at the beginning of the year	717.5	316.0	135.0
Net cash provided by operating activities	249.0	38.2	271.3
Net cash (used in) provided by investing activities	(229.8)	(117.3)	(11.5)
Net cash (used in) provided by financing activities	(178.7)	468.8	(71.3)
Effect of exchange rate changes on cash and cash equivalents	24.7	11.8	(7.5)

Cash and cash equivalents at the end of the year	582.7	717.5	316.0

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

Net cash provided by operating activities during fiscal year 2007 was $249.0 million compared to net cash provided by operating activities of $38.2 million during fiscal year 2006. At the end of fiscal year 2007 we had received $197.6 million in advance payments from our clients compared to $234.8 million at the end of fiscal year 2006. The major cash flow movements are disclosed further in the Consolidated Statements of Cash Flow.

The fiscal year 2007 $249.0 million of net cash provided by operating activities comprised $219.0 million generated from operating activities, dividends of $24.2 million from our non-consolidated joint ventures and a $5.8 million decrease in working capital. Average accounts receivable increased to 96 days as of November 30, 2007 from 91 days as of November 30, 2006. Average accounts payable days decreased to 90 days as of November 30, 2007 from 108 days as of November 30, 2006.

The fiscal year 2006 $38.2 million of net cash provided by operating activities comprised $246.0 million generated from operating activities, dividends of $14.8 million from our non-consolidated joint ventures offset by a $222.6 million increase in working capital. Average accounts receivable increased to 91 days as at November 30, 2006 from 81 days as at November 30, 2005. Average accounts payable days increased to 108 days as at November 30, 2006 from 107 days as at November 30, 2005.

The other year-to-year fluctuations in cash flows from operating activities for fiscal years 2007 and 2006 are attributable to fluctuations in net operating income as discussed under “—Our Business Segment Results” above.

Cash Flows (Used in) Provided by Investing Activities and Capital Expenditures

Net cash used in investing activities in fiscal year 2007 was $229.8 million compared to $117.3 million in fiscal year 2006 and $11.5 million in fiscal year 2005.

In fiscal year 2007, this primarily comprised net cash inflows from the sale of tangible assets of $35.3 million, net cash outflows related to the purchase of tangible assets of $245.8 million to further develop our asset base and net cash outflows of $18.9 million to increase our investments in joint ventures.

Within the normal course of our business, we undertake capital expenditures with the aim of both maintaining capability and growth.

The table below sets forth information with respect to our capital expenditures for tangible assets spent in each of the last three fiscal years split between growth and maintenance.

Category of Capital Expenditures For fiscal year (in millions)	2007 $	2006 $	2005 $
Growth(a)	200.7	75.1	38.8
Maintenance(b)	45.1	118.1	42.5

Total capital expenditures(c)	245.8	193.2	81.3

(a)	Growth capital expenditure represents capital investments which add revenue generating capability, typically by either adding capacity (e.g. new ship or piece of equipment) or by upgrading or enhancing an existing asset.
(b)	Maintenance capital expenditure represents capital investments which maintain our existing capacity and can take the form of equipment, facilities or safety/environmental investments.
(c)	Total capital expenditures in fiscal year 2005 remain as per previous Annual Reports, however the amounts have been analyzed in terms of growth and maintenance.

Capital expenditures for continuing operations represented $245.8 million for fiscal year 2007 (2006: $193.2 million; 2005: $77.3 million). Capital expenditure relating to discontinued operations included in the above table was $nil for fiscal year 2007 (2006: $nil; 2005: $4.0 million).

The above investments were made within the context of our ongoing fleet rejuvenation program (Growth) in addition to maintaining our existing asset base to a high standard (Maintenance).

For more information regarding capital expenditure, please refer to Item 4. “Capital Expenditures and Divestitures—Capital Expenditures” above.

Cash used in the purchase of tangible assets was $245.8 million in fiscal year 2007, of this capital expenditure was $213.8 million and $27.5 million due to the movement in related accruals. This was marginally below the expectations of $235 million disclosed during fiscal year 2006. In fiscal year 2008 we expect capital expenditure of approximately $250 million of which approximately $130 million is allocated for growth and approximately $120 million for maintenance.

Net cash used in investing activities in fiscal year 2006 was $117.3 million compared to $11.5 million in fiscal year 2005. In fiscal year 2006 this primarily comprised of net cash inflows from assets sales relating to the disposals of assets to Cal Dive and Hydrodive Nigeria Limited totaling $81.1 million; less the purchase of tangible assets of $193.2 million. In fiscal year 2005, cash used primarily consisted of net cash inflows from asset sales relating to the disposals of Paragon Engineering Services, Inc,. Acergy North America and Mexico IMR business and other minor items totaling $71.7 million; less the purchase of tangible assets of $81.3 million attributable to the greater availability of funds.

Cash Flows (Used in) Provided by Financing Activities

In fiscal year 2007, net cash used by financing activities was $178.7 million, compared to net cash provided by financing activities of $468.8 million in fiscal year 2006. This reduction was attributable to $490.8 million of net proceeds received from the issuance of the convertible notes in fiscal year 2006, an increase in share buy backs to $146.8 million in fiscal year 2007 from $16.5 million in fiscal year 2006 and the payment of a our first dividend to shareholders of $37.5 million in fiscal year 2007.

In fiscal year 2006, net cash provided by financing activities was $468.8 million, compared to net cash flows used in financing activities of $71.3 million in fiscal year 2005. This was primarily attributable to the $490.8 million of net proceeds from the issuance of the $500 million convertible notes in October 2006. We also repurchased shares to the value of $16.5 million, paid dividends of $16.3 million to minority shareholders and received $10.8 million for issue of common shares upon exercise of stock options. Additionally, there were no repayments of bank credit facilities in fiscal year 2006 as compared to $60.0 million of such repayments in fiscal year 2005.

Description of Indebtedness

The $400 Million Amended and Restated Revolving Credit and Guarantee Facility

In fiscal year 2006, the revolving credit and guarantee facility was increased from $350 million to $400 million with the existing consortium of banks and the maturity was extended until August 10, 2011. The sub-limit for cash drawings was reduced to $100 million from $175 million. The mortgages over the secured ships were released, the provisions in the agreement relating to the security removed and the guarantee significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed, pricing was improved, and the facility was restated in a market standard form.

The facility is used for general corporate purposes including the financing of ships, and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity August 10, 2011. Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees as described in Note 15 “Long-term debt” to the Consolidated Financial Statements. As of November 30, 2007, there were no revolving loans drawn and $315.6 million was utilized for performance guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending on the last day of February, May, August and November of each year.

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

The $500 Million 2.25 per cent Convertible Notes due 2013

In fiscal year 2006, the $500 million convertible notes were placed with the receipt of net proceeds after deduction of related costs of $490.8 million.

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

The convertible notes are convertible into our common shares with the revised conversion price of $23.80 equivalent to 20,790,021 common shares, or approximately 10.6% of our existing issued share capital as of November 30, 2007. The conversion price will be adjusted in line with market practices for this type of instrument to provide “fair value” adjustments such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our common shares.

We also have an exercisable option which permits us to call the convertible notes after 4 years and 14 days from the date of issue if the price of our common shares exceeds 130% of the then prevailing conversion price over a specified period.

The convertible notes also include the following: unsecured but with a negative pledge provision in respect of other current and future property or asset to ensure that the convertible notes will rank equally with other debt issuances; a cross default provision subject to a minimum threshold of $10 million; and other events of default in connection with non-payment of the convertible notes; various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the common shares and the convertible notes on recognized stock exchanges, and; customary provisions for the adjustment of the conversion price.

There had been no conversions of these convertible notes as at November 30, 2007.

The $200 Million Guarantee Facility

On February 26, 2008, we executed a new $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium of banks that is providing the $400 million revolving credit and guarantee facility. The facility is secured by a guarantee from Acergy S.A. only.

The facility is to be used for the issuance of performance guarantees in the ordinary course of our business. The facility has a maturity date of February 26, 2013, however, performance guarantees can be issued with a maturity no later than August 26, 2014.

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

The fee applicable for performance guarantees is linked to the ratio of our net debt to EBITDA and may range from 0.45% per year to 1.00% per year and is currently fixed at 0.45% subject to review every three months.

Off-Balance Sheet Arrangements

Leases and Bank Guarantees

We do not engage in off-balance sheet financing in the form of special purpose entities or similar arrangements. We engage in operating leases in the normal course of our business in respect of ship charter hire obligations, office facilities and equipment.

We also arrange for bank guarantees, which collectively refer to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligations to our clients in connection with our work on specific projects.

The purpose of the bank guarantees generally is to enable our clients to recover cash advances paid to us under the project contracts or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts. Bank guarantees were issued in support of our projects in fiscal year 2007 of $203.1 million (2006: $94.0 million; 2005: $164.3 million).

The $400 million amended and restated revolving credit and guarantee facility, referred to above, is available for guarantees to the extent it is not drawn as loans. As of November 30, 2007, the aggregate amount of guarantees issued under available facilities was $388.3 million, of which $315.6 million related to the $400 million revolving credit and guarantee facility as described in Note 27 “Guarantees” to the Consolidated Financial Statements. The various different bonds were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business.

In addition, we have arrangements with a number of other financial institutions to issue bank guarantees on our behalf. As of November 30, 2007, we had an additional $30 million bank guarantee facility with Credit Industriel et Commercial Bank with no fixed expiry date and a number of unsecured local bond lines in Indonesia, Brazil and Nigeria for the sole uses of PT Acergy Indonesia, Acergy Brasil S/A and Globestar Engineering Company (Nigeria) Limited respectively. The lines are with HSBC Indonesia ($0.5 million), HSBC Bank Brasil S.A. ($40 million), First Bank of Nigeria plc ($12.6 million), Sterling Bank plc ($8.4 million) and United Bank of Africa plc ($4.2 million). We have a several guarantee arrangement for the repayment of 50% of the drawings under a $240 million loan taken out by the SapuraAcergy joint venture to fund the construction of the ship Sapura 3000, less $50 million, the risk on which is borne by the bank. This guarantee will expire and be replaced by a new several guarantee by the joint venture partners, to cover the bareboat charter to cover the loan repayments, less $50 million ($25 million per partner), once the ship goes into operation. This overall guarantee arrangement will expire on February 2, 2015.

We also had a several performance guarantee in place, which was in favor of the construction consortium in respect of construction costs of the ship Sapura 3000. This guarantee expired on February 2, 2008, when we took delivery of the ship.

Investments in and Advances to Non-consolidated Joint Ventures

As at November 30 (in millions)	Geographical Location	Acergy Group Business Segment	Ownership %	2007 $	2006 $
MPG(a)	Angola	Africa and Mediterranean	50	—	0.8
Dalia FPSO	Angola	Africa and Mediterranean	17.5	6.4	2.7
Oceon	Nigeria	Africa and Mediterranean	40	—	—
Acergy/Subsea 7	Norway	Northern Europe and Canada	50	2.5	6.3
Kingfisher D.A.(b)	Norway	Northern Europe and Canada	50	—	0.1
Acergy Havila	UK and Norway	Northern Europe and Canada	50	—	—
SapuraAcergy	Malaysia	Asia and Middle East	50	—	9.9
SHL	Cyprus	Corporate	50	53.5	27.5
NKT Flexibles	Denmark	Corporate	49	35.6	20.9

Total				98.0	68.2

(a)	This is a project specific joint venture company for a project finished and the company will be dissolved in due course.
(b)	This company owned the Seaway Kingfisher which has been sold and the company will be dissolved in due course.

Investments in and advances to our non-consolidated joint ventures were $98.0 million in fiscal year 2007, an increase of $29.8 million from $68.2 million in fiscal year 2006. The increase was attributable principally to our joint venture operations in SHL and NKT Flexibles offset by losses incurred in SapuraAcergy.

Description of Joint Ventures

The Dalia FPSO facility is a joint venture with Technip S.A. and Saipem S.A. to perform work on the Dalia field development in Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, onshore commissioning and offshore hook-up of the FPSO.

Under the Acergy/Subsea 7 joint venture we included the result of the FTP and H7 By-Pass projects and a new consortium agreement which is being executed in the North Sea. All of which are independent project specific joint ventures.

We established the SapuraAcergy joint venture with SapuraCrest Petroleum Berhad, to take over the build and operation of the Sapura 3000, a new heavy lift and pipelay ship designed to be one of the most advanced deepwater construction ship in the growing Asia Pacific region. The ship has successfully completed sea trials and is expected to commence the offshore phase of the Kikeh project in first quarter of fiscal year 2008. During the fiscal year 2007, the $150 million loan taken out by the joint venture to partially fund the construction of the Sapura 3000 was refinanced into a $200 million term loan with an additional $40 million revolving credit facility. The Group has issued a several guarantee in respect of this loan, less $50 million, the risk on which is borne by the bank.

We offer heavy lift floating crane services through SHL. SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil Kaliningradmorneft plc, our joint venture partner in SHL. The barge operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for the Group. A higher level of activity is expected in fiscal year 2008, to that experienced in fiscal year 2007 as the barge made a scheduled dry-dock at the beginning of the fiscal year 2007. A new build, heavy lift ship Oleg Strashnov is under construction and the ship is expected to be in operation in 2010. We increased our investment in SHL during fiscal year 2007 to contribute to the construction costs of this ship. In addition to this increase in shareholder contribution, SHL took out a term loan, revolving credit and guarantee facility on May 25, 2007. The term loans are for up to €140 million and $180 million, and the revolving credit and guarantee facility for up to $33 million. There is no recourse back to the Group in respect of this facility.

NKT Flexibles manufacture flexible flowlines and dynamic flexible risers. Until fiscal year 2005, the joint venture had reported operating losses for several years. In order to ensure the operational solvency of the joint venture, we made short-term cash advances during fiscal year 2005 of $2.0 million. In fiscal year 2005, a provision of $5.7 million was released as the prospects of this joint venture had improved. In fiscal year 2006, the joint venture experienced an improvement due to the market increase in demand for flexible flowlines and flexible risers. In fiscal year 2007, our share of net income was $17.7 million and a dividend of $6.3 million has been received.

In fiscal year 2007, a new joint venture Acergy Havila Limited was set up with Havila Shipping ASA to construct a “state-of-the-art” dive support ship. Upon delivery in 2010, Acergy will charter the ship from Acergy Havila Limited for a firm period of 10 years and has an option to purchase or extend the charter. The addition of this new diving ship continues our fleet rejuvenation program and adds an industry leading asset to our operations in Northern Europe and Canada. This key asset is expected to help win challenging SURF projects and to enable us to undertake pipeline tie-in, hyperbaric welding and IRM work from a ship is expected to differentiate us from our competitors in terms of safety, efficiency and productivity.

During fiscal year 2007, a Nigerian joint venture, Oceon, was founded with Petrolog Engineering Services Limited, an established Nigerian contractor, as partner. The purpose of Oceon is to provide engineering support for future shallow and deepwater projects to be executed in Nigeria, and therefore strengthen Acergy and Mediterranean’s presence in the country.

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

Legal, Regulatory and Insurance Matters

Bateman

We received a claim from Bateman, the company which acquired Paragon Litwin S.A., our former engineering subsidiary, on June 9, 2004. Bateman is claiming an amount of $20 million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. A hearing was held on January 14 - 17, 2008 and we expect that the conclusions should be known during the course of summer 2008. Management believes that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. We therefore recorded no provision for this claim.

Other Matters

In the course of our business, we become involved in contract disputes from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. The Group raises provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability we may anticipate.

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

Please refer to Item 8. “Financial Information—Legal Proceedings—Tax Audits” for information about certain ongoing tax audits.

Subsequent Events

On February 6, 2008, our Board of Directors resolved to recommend the payment of a dividend of 21 cents per common share, subject to shareholder approval at the Annual General Meeting. The proposed dividend payment was approved by our shareholders at the Annual General Meeting on May 23, 2008.

On February 26, 2008, we entered into a new $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium of banks providing the $400 million revolving credit and guarantee facility. The facility is secured by a guarantee from Acergy S.A. only. See “—Description of Indebtedness—The $200 Million Guarantee Facility” above.

Tom Ehret retired as Chief Executive Officer on April 14, 2008. On May 23, 2008 the shareholders of the Company re-elected him as a director of the Company. He will continue as an executive director until June 30, 2008. Thereafter he will become a Non-executive Director. On April 14, 2008 Jean P. Cahuzac became the Chief Executive Officer of the Company and on May 23, 2008 the shareholders of the Company elected him as a director of the Company.”

The Group purchased in total, a further 6,374,100 shares of our common stock at a weighted average price of NOK 112.15 per share during the period February 28, 2008 to April 30, 2008. These were the only purchases of the our common stock since November 30, 2007.

Research and Development and Intellectual Property

See Item 4. “Information on the Company—Intellectual Property.”

Inflation

The Group’s business transactions in high-inflation countries are substantially denominated in relatively stable currencies, such as the U.S. dollar, and inflation therefore does not materially affect the consolidated financial results. Where denominated in U.S. dollars these transactions have been hedgedin our foreign exchange management program, which has mitigated the effects of the significant decline in the U.S. dollar in recent years.

Value-at-Risk

The Group uses a value-at-risk (“VAR”) model to estimate the maximum potential counterparty loss on financial instruments that could occur from adverse movements in either interest rates or foreign exchange rates. The VAR model uses historical foreign exchange rates and interest rates to estimate the volatility and correlation of these rates in future periods. It estimates a potential one-day loss in the fair market value of the instruments using statistical modeling techniques and including substantially all market risk exposures, specifically excluding joint venture investments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level.

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

The fair value losses shown in the table below have no impact on our results or financial condition.

VAR as of November 30 (in millions)	2007	2006
	$	$
Foreign exchange	0.6	0.1

VAR in fiscal year 2007 increased to $0.6 million from $0.1 million in fiscal year 2006. This was partly due to the significant increase in the financial instruments held by us and partly due to an increase in the historic volatility of the currency paid in fiscal year 2007.

A discussion of our accounting policies for financial instruments is included above in “—Critical Accounting Policies—Accounting for Derivatives” above and in Note 2 “Accounting policies” to the Consolidated Financial Statements. Disclosure relating to financial instruments is included in Note 26 “Financial instruments” to the Consolidated Financial Statements.

Impact of Recently Issued but not yet Adopted Accounting Standards

As we have converted to IFRS from December 1, 2007, we will not be assessing the future impact of the following recently issued but not yet adopted new accounting policies: SFAS No. 141(R) “Business Combinations;” SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities;” SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements;” and FASB Interpretation No. 48, (“FIN 48”) “Accounting for Uncertainty in Income Taxes.”

International Financial Reporting Standards

Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted an exemption from the requirement to adopt IFRS until the accounting period beginning on or after January 1, 2007. IFRS has been adopted on December 1, 2007 and we will publish comparative Consolidated Financial Statements for fiscal year ended November 30, 2007 in our 2008 Annual Report. IFRS has replaced accounting principles generally accepted in the United States of America as our reporting framework with effect from December 1, 2007.

Changes in Share Capital

In fiscal year 2007 a total of 3,403,865 share options were exercised, raising gross proceeds of $14.3 million. Of these 3,403,865 options, treasury stock of 2,957,018 were issued together with 446,847 new common shares. A total of 8,098,625 common shares were repurchased for a total consideration of $146.8 million.

In fiscal year 2006 a total of 1,744,533 share options were exercised, raising gross proceeds of $10.8 million. A total of 914,800 shares were repurchased for a total consideration of $16.5 million.

Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the convertible notes or any employee share option schemes.

The table below sets out the purchases made as of April 30, 2008:

Date	No. of Common Shares repurchased	Average price paid per Share in NOK
January 4, 2007	500,000	114.82
January 5, 2007	500,000	110.45
January 8, 2007	233,900	113.87
January 9, 2007	475,000	114.79
January 10, 2007	401,900	111.33
January 11, 2007	435,700	111.15
January 12, 2007	459,100	111.10
January 17, 2007	572,900	111.00
January 19, 2007	98,700	112.51
January 26, 2007	20,900	118.76
January 30, 2007	58,000	119.50
February 21, 2007	27,600	115.25
February 27, 2007	182,800	115.24
February 28, 2007	499,925	114.73
March 1, 2007	400,500	113.43
March 2, 2007	484,300	115.37
March 5, 2007	438,300	112.65
March 6, 2007	106,100	114.84
March 7, 2007	230,100	114.72
March 9, 2007	358,600	115.58
March 12, 2007	195,800	115.05
March 13, 2007	343,200	114.71
March 14, 2007	585,200	113.28
March 15, 2007	169,200	114.64
March 16, 2007	142,100	114.74
February 28, 2008	127,050	112.48
February 29, 2008	209,500	112.25
March 3, 2008	255,000	112.24
March 4, 2008	250,000	113.14
March 7, 2008	590,000	112.54
March 10, 2008	381,050	113.63
March 11, 2008	118,500	113.92
March 12, 2008	144,100	114.27
March 13, 2008	550,000	111.34
March 14, 2008	560,000	111.70
March 17, 2008	560,000	107.00
March 18, 2008	383,400	107.36
March 19, 2008	320,700	108.04
March 25, 2008	550,000	104.83
March 26, 2008	398,200	106.19
April 7, 2008	272,800	114.68
April 8, 2008	475,600	112.81
April 9, 2008	228,200	114.64

Total repurchased	14,293,925	112.19

Related Party Transactions

SNSA sold its remaining shareholding in Acergy in fiscal year 2005 on January 13, 2005. Consequently SNSA were no longer a related party for fiscal years 2007 and 2006.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal years 2007, 2006 and 2005, SNSA supplied, through a subsidiary, risk management services to us. The fee for these services is subject to negotiation and agreement between the Group and SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition, and until the end of June 2005, accounting services were provided by SNSA to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services. The fees for these management services were $0.3 million for the period to January 13, 2005. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

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

Captive Insurance Company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company (“Marlowe”) through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we owned one class of non-voting preference shares. In light of SNSA’s phased sale of its holdings of our stock, during 2005 the Group ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As of November 30, 2007 we have settled our account with Marlowe and disposed of our minority shareholding in Marlowe. There was no gain or loss as a result of this settlement.

Service Mark Agreement

The Company and SNSA were parties to an agreement under which we were granted the right to use the Stolt name and logo, without payment of any royalty. However, because SNSA sold its interest in us, we were obliged to change our name and logo at SNSA’s request. It was agreed with SNSA that the name and logo could be used until August 31, 2006. We changed our name from “Stolt Offshore S.A.” to “Acergy S.A.”, effective on April 10, 2006.

Other Matters

We routinely engage in transactions with a range of other related parties whose relationship with us arises through the joint ventures discussed above in “ —Off-Balance Sheet Arrangements—Investments in and Advances to Non-consolidated Joint Ventures.”

Item 6.	Directors, Senior Management and Employees.

Board of Directors

As of the date of this Report, the Board of Directors comprises the persons listed below. All Board members were elected at the Annual General Meeting of shareholders on May 23, 2008, except as otherwise noted.

Name	Year of Birth	Position
Mark Woolveridge	1935	Chairman of the Board
James B. Hurlock	1933	Deputy Chairman of the Board
Jean P. Cahuzac	1954	Chief Executive Officer
Tom Ehret	1952	Director
J. Frithjof Skouverøe	1944	Director
George Doremus	1946	Director
Trond Ø. Westlie	1961	Director
Sir Peter Mason	1946	Director

Under the terms of our Articles of Incorporation, our directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. The terms of all of our directors will expire on the date of our next Annual General Meeting of shareholders, scheduled for May 22, 2009. Under our Articles of Incorporation, the Board of Directors must consist of not fewer than three directors. Candidates for election as director can only be nominated by either an individual sitting director, or by the sitting Board of Directors. Elections are by shareholder vote.

Mark Woolveridge has been a Director since 1993, and served as Deputy Chairman from 2002 until appointed Chairman of the Board in February 2005. With effect from December 1, 2007 he is the Chairman of the Governance and Nomination Committee. He has held a number of positions with BP since 1968, most recently serving as chief executive officer of BP Engineering from 1989 until his retirement in 1992. He was a member of the board of BP Oil Ltd. and his previous appointment was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea. He holds a Master’s degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr. Woolveridge is a British citizen.

James B. Hurlock is a retired partner from the law firm White & Case LLP and served as chairman of its management committee from 1980 to 2000. He has been a Non-executive Director of Acergy S.A. since 2002 and was appointed deputy chairman in February 2005. Until November 30, 2007 he was the Chairman of the Governance and Nomination Committee and a member of the Audit Committee. With effect from December 1, 2007 he is a member of both the Audit Committee and the Governance and Nomination Committee. He was a director of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He is a director of SNSA and chairman of Orient Express Hotels Limited. He holds a BA degree from Princeton University, an MA in Jurisprudence from Oxford University and a JD from Harvard Law School. Mr. Hurlock is a U.S. citizen.

Jean P. Cahuzac joined the Board as an Executive Director following the 2008 Annual General Meeting in May, 2008. Mr. Cahuzac became Chief Executive Officer of the Company on April 14, 2008. Prior to joining the Company Mr. Cahuzac gained over 29 years experience in the offshore and gas industry, having held various technical and senior management positions around the world. From 2000 until April 2008 Mr. Cahuzac worked at Transocean in Houston where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe. Prior to this he worked at Schlumberger from 1979 to 2000 where he has served in various positions including Field Engineer, Division Manager, V.P. Engineering and shipyards manager, Executive V.P. and President. He is a Fellow of the Society of Petroleum Engineers. Mr. Cahuzac holds a master in Mechanical Engineering from École des Mines de St Etienne and is graduated from the French Petroleum Institute in Paris. Mr. Cahuzac is a French citizen.

Tom Ehret was appointed to the Board in November 2003. He served in the position of Chief Executive Officer of the Company from March 2003 until his retirement as Chief Executive Officer on April 14, 2008. On May 23, 2008 the shareholders of the Company reelected him as a director of the Company. He will continue as an Executive Board Member until June 30, 2008 at which time he will become a Non-executive Director. Previously Mr. Ehret was Vice Chairman of the Management Board of Technip and President of its Offshore Branch. With more than thirty years experience in the offshore and subsea business, he is a well-recognized figure in the industry. He was instrumental in several industry shaping moves. These included the turnaround of the loss making Stena Offshore and the acquisition in 1989 of Santa Fe’s pipelay business by Stena Offshore. He was also instrumental in the 1995 merger between Stena Offshore and Coflexip, the leader in the Subsea industry in the 1990s. After another major strategic move, the acquisition of Aker Deepwater in 2001 by CSO, he negotiated the acquisition of this group by Technip, in 2002. Mr. Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, Chief Operating Officer and Chief Executive Officer and Executive Chairman. Mr. Ehret is a French citizen.

George Doremus has been a Non-executive Director since June 2004. . Until November 30, 2007 he was a member of both the Governance and Nomination Committee and the Compensation Committee. With effect from December 1, 2007 he is a member of both the Audit Committee and the Compensation Committee. He currently serves as Chief Executive Officer of and has an equity position in Gulf Energy Technologies. Previously he was Executive Vice President, Oil and Gas Process International and President of Houston region operations for Aker Kvaerner ASA from 2001 to 2003. He worked at Parsons Corporation from 1991 until 2001, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. Mr. Doremus is a U.S. citizen.

Sir Peter Mason KBE has been a Non-executive Director of the Company since October 2006 and until November 30, 2007 he was a member of the Governance and Nomination Committee. With effect from December 1, 2007 he is the Chairman of the Compensation Committee and a member of the Governance and Nomination Committee. He brings extensive management and oil service sector experience, having served as Chief Executive for AMEC plc from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty plc. He was appointed a non-executive director of BAE Systems plc in January 2003 and joined the board of the Olympic Delivery Authority (ODA) in a non-executive capacity in October 2006. He is a Fellow of the Institution of Civil Engineers and he holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

J. Frithjof Skouverøe joined the Board in 1993. Until November 30, 2007 he was the Chairman of the Compensation Committee, and a member of the Audit Committee. With effect from December 1, 2007 he is a member of both the Audit Committee and the Governance and Nomination Committee. He has been in the offshore business since 1976. He was previously Chief Executive Officer of Stolt-Nielsen Seaway, a predecessor of Acergy S.A. Mr. Skouverøe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving Board member. He has successfully participated in start-ups of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and a MSc from the Technical University of Norway. Mr. Skouverøe is a Norwegian citizen.

Trond Ø. Westlie has been a Non-executive Director of Acergy S.A. since June 2004. Until November 30, 2007 he was Chairman of the Audit Committee and a member of the Governance and Nomination Committee. With effect from December 1, 2007 he is the Chairman the Audit Committee and a member of the Compensation Committee. He is Executive Vice President and Chief Financial Officer of the Telenor Group. He has previously been Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002. He qualified as a State Authorized Public Auditor from Norges Handelshøyskole (the Norwegian School of Economics and Business Administration) and has served on numerous corporate boards. Mr. Westlie is a Norwegian citizen.

Senior Management

Acergy is a Luxembourg holding company and does not have officers as such. The following is a list of persons employed by our subsidiaries who currently perform the indicated executive functions for our combined businesses, who are referred to as our Senior Management in this Report and who comprise our Corporate Management Team.

Name of Officers	Year of Birth	Position
Jean P. Cahuzac	1954	Chief Executive Officer
Stuart Jackson	1960	Chief Financial Officer
Bruno Chabas	1964	Chief Operating Officer
Jean-Luc Laloë	1951	Corporate Vice President, Strategic Planning
Mark Preece	1958	Corporate Vice President, Business Development and Marine
Keith Tipson	1958	Corporate Vice President, Human Resources
Johan Rasmussen	1956	Corporate Vice President and General Counsel
Allen Leatt	1954	Chief Technology Officer and Corporate Vice President Global Performance

Stuart Jackson joined Acergy in April 2003 as Chief Financial Officer where he was immediately responsible for the financial restructuring of the Group. Before joining Acergy, Mr. Jackson was Managing Director of NRG Energy Inc’s U.K. operations and completed a leveraged management buyout and restructuring of the principal businesses. He has previously headed trading, finance, commercial and HR functions in the power sector and spent 12 years in the oil and gas sector working with Marathon Oil and LASMO in London, North Africa and the Far East. Stuart is an honors graduate of Loughborough University of Technology and an FCMA. Mr. Jackson is a British citizen and lives in Hertfordshire, England.

Bruno Chabas was appointed our Chief Operating Officer in October 2002, with responsibility for all the day-to-day commercial and operational activity of the five regions. Since joining the Group in 1992 Bruno has held various positions in the U.K., France and the U.S., latterly serving as Chief Financial Officer. He has seen the Group’s rapid growth from the inside, having lived through all the major acquisitions. Bruno holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts. Mr. Chabas is a French citizen and lives in Henley-on-Thames, England.

Jean-Luc Laloë joined our Corporate Management Team in May 2003, bringing with him over 25 years of international experience in the offshore oil and gas construction industry. As Corporate VP Strategic Planning, Jean-Luc focuses on the development and management of the Group strategy and corporate planning, together with the possible associated strategic growth initiatives and M&A activities. Jean-Luc began his career as a naval architect. He has since held a wide variety of positions around the world with Coflexip, Coflexip Stena Offshore and latterly Technip, including Executive VP—North America; Managing Director—U.K.; VP Special Projects in Paris; chief financial officer for Brazil; and VP Strategic Planning in Paris. Jean-Luc has a Masters degree in Aeronautical & Space Engineering. Mr. Laloë is a French citizen and lives in London, England.

Mark Preece joined our Corporate Management Team in February 2004 as Corporate VP Business Development and Marine. Mark has extensive commercial, operations management and business development experience gained both in the U.K. and internationally. Since the beginning of the fiscal year 2008, his responsibilities were extended beyond the traditional business development activities to include asset development, marine assets and supply chain management. Previously he was Managing Director with Bibby Line Ltd and with Stena Offshore, Coflexip Stena and Technip where he was Managing Director, Canada and Caspian; Senior VP U.K. and International Business Development, and Board Member of Genesis Oil and Gas. In his earlier offshore career he was a Ship’s Master and a Marine Superintendent. Mark is a Master Mariner with an MBA from Henley Management College. Mr. Preece is a British citizen and lives in Teddington, England.

Keith Tipson joined our Corporate Management Team in November 2003 as Corporate VP Human Resources. Keith’s role within the Corporate Management Team is to develop and implement the Group HR strategy and develop the global HR team. He has responsibility for resourcing, performance and reward, people development and internal communications. Keith’s previous experience in the engineering project sector was with the Dowty Group and latterly with Alstom where he held the position of senior vice president Human Resources, Power Sector, based in Paris. Keith has a business degree from Thames Valley University, London and has worked in Belgium, France, Switzerland and the U.K. Mr. Tipson is a British citizen and lives in London, England.

Johan Rasmussen serves as our Corporate Vice President and General Counsel. He first joined the predecessor to Acergy in 1988 as an in-house legal advisor and was promoted to the position of General Counsel in March 1996. Prior to joining our Company, he served with a subdivision of the Norwegian Ministry of Defense and as a Deputy Judge in the Haugesund District Court from 1986 to 1988. Mr. Rasmussen has a Law Degree from the University of Oslo in Norway, is a Norwegian attorney-at-law and a member of the Norwegian Bar Association. Mr. Rasmussen is also our representative in the International Marine Contractors Association (“IMCA”) and currently serves as Vice President of this association. He is a Norwegian citizen and lives in Sandnes, Norway.

Allen Leatt joined our Corporate Management Team in September 2003 as Chief Technology Officer and Corporate Vice President Global Performance. At the beginning of fiscal year 2008 Allen’s role changed and in addition to the Chief Technology Officer’s classical role of engineering and research and development, Allen is responsible for the following functional activities across the Group: operations, the health, safety, environment and security function, quality assurance and quality control, Acergy’s total quality management program, project management excellence and the re-engineering of our management system. He began his career in marine civil engineering with John Laing Construction for five years, and then spent six years at SubSea Offshore (now Subsea7) as a Project Engineer and Project Manager. He joined what is now Technip in 1988, where he held a number of management and executive positions, ultimately as executive vice president for the SURF Product Line based in Paris, before joining Acergy. Allen has a first class degree in Civil engineering, is a chartered civil engineer in the U.K. and holds an MBA from the Cranfield School of Management. Mr. Leatt is a British citizen and lives in London, England.

Regional Management

The following is a list of the Regional Vice Presidents for each of our segments:

Name of Officers	Year of Birth	Position
Olivier Carré	1952	Vice President Acergy Africa and Mediterranean
Øyvind Mikaelsen	1963	Vice President Acergy Northern Europe and Canada
Tony Duncan	1961	Vice President Acergy North America and Mexico
Philippe Lamoure(a)	1951	Vice President Acergy South America
Gilles Lafaye(b)	1959	Vice President Acergy South America
Jeff Champion	1953	Vice President Acergy Asia and Middle East
Brian Leith	1953	Vice President Marine Assets

(a)	Philippe Lamoure retired as Vice President Acergy South America at the end of December 2007 and took up his position as Chairman Acergy Brazil S.A.
(b)	Effective January 1, 2008 Gilles Lafaye was appointed Vice President Acergy South America.

Olivier Carré was appointed Regional Vice President Acergy Africa and Mediterranean in March 2007 and has full responsibility for commercial and operational activity in the segment. Mr. Carré started his career as an engineer with a civil engineering company. He joined the Group in 1981 as project engineer and held a number of positions in projects and operations, including that of project director on the Girassol SURF project before being appointed director for projects and operations in July 2003. He is a graduate of the Ecole Speciale des Travaux Publics. Mr. Carré is a French citizen and lives in Paris, France.

Øyvind Mikaelsen was appointed Regional Vice President Acergy Northern Europe and Canada in 2003 and has full responsibility for commercial and operational activity in the segment. Mr. Mikaelsen began his career as a contracts coordinator with Kvaerner Rosenberg A/S from 1990 to 1992 and a cost and contracts engineer with Norske Shell from 1988 to 1990. He joined the predecessor to Acergy in 1992 and has held positions in joint venture administration, contracts administration, project management and sales and marketing. In 2001, he was appointed VP Subsea Construction product line, based in Aberdeen—a position he held until his present appointment. He is a director on the board of the OLF, the Norwegian Oil Industry Association. He holds a Master of Science degree from the University of Trondheim in Norway. Mr. Mikaelsen is a Norwegian citizen and lives in Stavanger, Norway.

Tony Duncan joined Acergy as Regional Vice President Acergy North America and Mexico in 2006 and has full responsibility for commercial and operational activity in the segment. Prior to joining us, Mr. Duncan was vice president SURF in the Gulf of Mexico for Technip from 2001 to 2006, he was project manager and operations manager in Aberdeen from 1995 to 2001. He has a post graduate degree in Offshore Engineering from RGIT and a Mechanical Engineering Degree from Dundee College of Technology. Mr. Duncan is a British citizen, and lives in Katy, Texas, U.S.

Philippe Lamoure was Regional Vice President Acergy South America since 1995 and has full responsibility for commercial and operational activity in the segment. He was operations manager for Comex SA in France from 1975 to 1979, resident manager for Comex SA in Tunisia from 1979 to 1981 and vice president for Stolt Comex Seaway SA in France and Africa from 1994 to 1995. He has a degree in commercial business administration from the Institut Universitaire de Technology Bordeaux and in 1992 attended the Management Development Program at Harvard Business School. Mr. Lamoure is a citizen of France and Brazil and lives in Rio de Janeiro, Brazil.

Gilles Lafaye was appointed Regional Vice President for Acergy South America in January 2008 and has full responsibility for commercial and operational activity in the segment. He joined the predecessor to Acergy in 1981 as a design engineer in Marseille. During his 27 years with the Group, Gilles has held various positions in projects and operations including six years in Stavanger Norway, followed by construction projects management in West Africa, Azerbaijan, and the Middle East. He has also held the position of Director of SURF Projects for Acergy Africa and Mediterranean. He recently concluded successfully as Project Director, Greater Plutonio SURF project, the largest single EPIC project ever carried out by Acergy.

Jeff Champion was appointed Regional Vice President Acergy Asia and Middle East in November 2004 and has full responsibility for commercial and operational activity in the segment. He was originally trained as a quantity surveyor in London, and moved into the oil and gas industry over 30 years ago. Mr. Champion worked with Shaw and Hatton International from 1977 to 1984 and Nortcrofts International from 1984 to 1988 prior to joining the predecessor to Acergy in Marseille in 1988. He first moved to the Group’s Asia and Middle East operation in 1989 where he was seconded to PT Komaritim as a contracts manager and, having held a variety of roles in the region, was appointed as Resident Manager for Asia Pacific in 1999 based in Indonesia. Mr. Champion is a British citizen, and lives in Singapore.

Brian Leith joined Acergy in August 2003 as Commercial Director and was appointed Vice President Marine Assets in January 2005. He has full responsibility for our fleet of ships, barges, marine equipment and associated personnel worldwide. Mr. Leith has a professional training background as a marine civil engineer with almost 25 years of experience in the subsea oil and gas industry. He has held senior positions with Coflexip Stena Offshore, Halliburton Subsea and KCA Deutag prior to joining us. Mr. Leith is based in Aberdeen, Scotland.

Compensation of Directors and Officers

As described above, we employ certain persons to perform senior executive and administrative functions for the combined business of our subsidiaries. In addition to annual base compensation, such officers are eligible for an annual performance bonus which depends on the performance of the individual. The individuals all have personal objectives which are established under our performance management system, and as such these objectives are measured on an individual basis. The aggregate annual compensation for our seven (excluding our Chief Executive Officer) current members of Senior Management listed above performing such executive functions for fiscal year 2007 (including certain benefits) was $5.5 million, including an element of performance bonus that has been deferred for three years amounting to $0.86 million which can be claimed in February 2010 subject to continued service with Acergy, and $0.2 million in respect of contributions on behalf of such officers to pension plans. This includes compensation paid under the Senior Management Incentive Plan, see “Senior Management Incentive Plan” below. For further discussion regarding our pension plans, please see Note 13 to the Consolidated Financial Statements.

The compensation to our Chief Executive Officer Tom Ehret for fiscal year 2007 was $2.2 million. This excludes compensation paid under the Senior Management Incentive Plan, see “Senior Management Incentive Plan” below. Effective February 28, 2006, as a component of the 2006 compensation package, Tom Ehret was awarded 22,963 restricted shares. The shares will vest on February 28, 2009 provided Mr. Ehret is still an employee of the Company.

Our Chairman received a fee of $75,000 per year, and each of our directors who do not concurrently serve as executive officers of Acergy (James B. Hurlock, J. Frithjof Skouverøe, George Doremus, Trond Ø. Westlie and Sir Peter Mason) received an annual fee of $35,000 plus reimbursement of out-of-pocket expenses in fiscal year 2007. In addition, each director who is a member of the Audit Committee receives an annual fee of $15,000, each director on the governance and nomination committee receives an annual fee of $10,000 and each director on the compensation committee receives an annual fee of $10,000. In addition, the director serving as chairman of the Audit Committee, governance and nomination committee or compensation committee receives an annual fee of $5,000. The annual directors’ fees are prorated for the period in office.

Senior Management Incentive Plan

This plan reached maturity in fiscal year 2007 and the total cash payment from the plan to Senior Management (including the Chief Executive Officer) was $4.47 million, excluding regional management. There are no further payments due from this plan. For further information, please refer to “—Incentive Plans—Senior Management Incentive Plan (“SMIP”)” below.

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

In fiscal year 2007, the members of the Audit Committee were Trond Ø. Westlie (Chairman), James B. Hurlock, and J. Frithjof Skouverøe. With effect from December 1, 2007 the members of the Audit Committee were Trond Ø. Westlie (Chairman), James B. Hurlock, J. Frithjof Skouverøe, and George Doremus.

Compensation Committee

The Compensation Committee, formed in 1993, reviews and approves salaries for the executive officers, including our Chief Executive Officer, salary parameters for all other staff, performance bonuses pursuant to our bonus payment plan and stock option awards under our stock option plans as described in “Incentive Plans.”

The Compensation Committee also reviews annually the performance of our Chief Executive Officer and establishes and reviews annually a plan for the succession of our Chief Executive Officer in the event of an unexpected occurrence.

In fiscal year 2007, the members of the Compensation Committee were J. Frithjof Skouverøe (Chairman) and George Doremus. With effect from December 1, 2007 the members of the Compensation Committee were Sir Peter Mason (Chairman), George Doremus and Trond Ø. Westlie.

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

In fiscal year 2007, the members of the Governance and Nomination Committee were James B. Hurlock (Chairman), Sir Peter Mason, Trond Ø. Westlie and George Doremus. With effect from December 1, 2007 the members of the governance and nomination committee were Mark Woolveridge (Chairman), James B. Hurlock, Sir Peter Mason, and J. Frithjof Skouverøe.

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

The requirements of Rule 4350 and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

•

Rule 4350(c)(4) requires that if there is a nomination committee, it be comprised solely of independent directors, as such term is defined in Nasdaq Marketplace Rule 4200(a)(15). In lieu of the requirements of Rule 4350(c)(4), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the nomination committee. Notwithstanding the foregoing, as of the date of this report, each of our governance and nomination committee members satisfied the independence requirements established by the Nasdaq Marketplace Rules.

•

Rule 4350(d)(2)(A) requires that the Audit Committee has at least three members, each of whom, among other things, must be independent as defined under Nasdaq Marketplace Rule 4200(a)(15) and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. In lieu of the requirements of Rule 4350(d)(2)(A), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the Audit Committee. Notwithstanding the foregoing, as of the date of this report each of our Audit Committee members satisfied the independence criteria under Rule 10A-3(b)(1) of the Exchange Act.

•

Rule 4350(c)(2) requires regularly scheduled meetings at which only independent directors, as defined in Nasdaq Marketplace Rule 4200(a)(15), are present (“executive sessions”). In lieu of the requirements under Rule 4350(c)(2), we follow generally accepted business practices in Luxembourg, which do not have rules requiring regularly scheduled executive sessions and therefore permit the attendance at such “executive sessions” of directors that are not independent. Notwithstanding the foregoing, as of the date of this report, each of our directors attending “executive sessions” satisfied the independence requirements established by the Nasdaq Marketplace Rules.

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

•

Rule 4350(i)(1)(A) requires us to obtain shareholder approval when certain plans or other equity compensation arrangements are established or materially amended. In lieu of the requirements of Rule 4350(i)(1)(A), we follow generally accepted business practices in Luxembourg, which do not require shareholder approval before the establishment or amendment of such plans or arrangements to the extent they relate to equity compensation of employees of the Company or directors or employees of subsidiaries of the Company (as opposed to equity compensation of directors of the Company in their capacity as such directors).

Other than as noted above, we comply with the corporate governance requirements of Nasdaq Marketplace Rule 4350.

Incentive Plans

We have a performance bonus plan, a deferred bonus plan, and a retention bonus plan which provide for annual cash awards to officers and employees. During the fiscal year 2007, the Group also has the SMIP, which provided for a combination of cash and shares, subject to strict performance criteria, for key staff.

Performance Bonus

The performance bonus plan provides a pool for annual cash rewards to employees based on segmental financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The compensation committee of the Board of Directors administers this plan. A charge was recorded of $22.9 million (2006: $23.8 million) for compensation expense arising from the performance bonus plan in respect of fiscal year 2007. The decrease of $0.9 million over fiscal year 2006 is attributable to decrease in performance by our segments, being Acergy Asia and Middle East, Acergy North America and Mexico and Acergy South America in fiscal year 2007.

Deferred Bonus

On February 28, 2007, a deferred bonus scheme was introduced for certain employees in our Corporate Management Team. This scheme allows the employee to defer 50% of their annual performance bonus for a period of three years at the end of which the employee is entitled to receive the original deferred amount plus an additional amount equivalent to the original deferral. A similar scheme was also introduced on April 30, 2007, for all employees in middle management whereby they have been given the option to defer up to 25% of their bonus for a period of two years at the end of which the employee is entitled to receive the original deferred amount plus an additional amount equivalent to the original deferral. A charge was recorded for the deferred bonus scheme in fiscal year 2007 of $5.1 million.

Retention bonus

On June 1, 2006, a retention bonus scheme was introduced for all key employees and middle management. This two-year scheme provides for a one time lump sum payment so long as the employee remains in service and has not given notice of their intention to leave on September 30, 2008. The retention bonus lump sum payment will range between one to three month salary based on the employees’ key criteria as determined at the introduction of the scheme. A charge was recorded for the retention bonus scheme in fiscal year 2007 of $7.1 million for our retention bonus scheme (2006: $2.7 million; 2005: $nil).

Senior Management Incentive Plan (“SMIP”)

As a condition of the new bonding facility agreement finalized in 2004, there was a requirement to put in place a Key Staff Retention Plan (“KSRP”), now called the SMIP, in order to secure the services of certain senior executives through to the first quarter of 2007. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring. During the fiscal year 2007, the Compensation Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation indicated below was paid.

The cash element of the SMIP has been accounted for in accordance with SFAS No. 5 “Accounting for Contingencies”, and the share option element has been accounted for in accordance with SFAS No. 123(R) “Share Based Payments” from the date of adoption of that standard on December 1, 2005. Prior to the adoption of SFAS No. 123(R) the share option element was accounted for as a variable plan under APB No. 25 “Accounting for Stock Issued to Employees”. As SFAS No. 123(R) was adopted using the modified prospective method no restatement of previously issued results was required.

The cumulative amount accrued in respect of the cash compensation element of the SMIP for fiscal year 2007 was $4.9 million (2006: $4.7 million; 2005: $3.0 million), which was settled during fiscal year 2007.

The cumulative amount charged in respect of the options element of the SMIP as at November 30, 2007 was $13.6 million (2006: $13.4 million; 2005: $12.1 million). This represents a cumulative charge under SFAS No. 123(R) as at November 30, 2007 of $1.5 million (2006: $1.3 million) which was based on the fair value of the options at the date of grant at the inception of the SMIP. The remaining cumulative charge of $12.1 million (2006: $12.1 million), calculated in accordance with APB No. 25, is based on the difference between the exercise price of $2.30 per share and our share price as of November 30, 2005, the date of adoption of SFAS No. 123(R), of $10.41 (2004: $5.86). The options under the SMIP are exercisable until ten years after the date of grant.

Share Option Plans

We administer a share option plan approved in April 2003 (the “2003 Plan”). An option plan for key directors and employees resident in France (the “French Plan”), is a sub-plan under the 2003 Plan. Options granted under the SMIP, previously named the Key Staff Retention Plan (see Notes 23 and 24 to the Consolidated Financial Statements), were issued under the 2003 Plan.

A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to directors and key employees.

Under the 2003 Plan options on up to but not exceeding 6.3 million common shares can be granted. This plan replaced the previous plan (the “1993 Plan”). Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted and are exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. Share options exercises are satisfied by either issuing new shares or reissuing treasury shares. The key terms of options granted under the SMIP are described in Note 24 “Compensation and reward” to the Consolidated Financial Statements.

At our 2008 Annual General Meeting, we sought approval for a proposal to increase the maximum number of common shares available under the 2003 Plan to 10% of our total number of outstanding common shares. This proposal was rejected by a majority of voting shareholders.

As of May 19, 2008, although the number of vested options that have been exercised to date into common shares has remained below the amount authorized by the 2003 Plan, the total number of options outstanding exceeds by approximately 1.3 million the number authorized by the 2003 Plan and approved by the shareholders. We have been advised that, under Luxembourg law, these excess options are valid but that we may be unable to deliver shares upon exercise of such excess options unless shareholder approval to increase the number of available shares under the 2003 Plan is first obtained. We had also granted approximately 1.1 million options in 2008 subject to shareholders’ approval. We are exploring the possibility of seeking shareholder approval, prior to the date on which any excess options would vest, for a lesser increase to the maximum number of shares available under the 2003 Plan than was proposed to the 2008 Annual General Meeting. If such shareholder approval cannot be obtained in a timely fashion, we will explore other alternatives to address this situation.

Options were granted during fiscal year 2007 pursuant to which 52,000 common shares can be issued (2006: 943,000), which included 22,000 options (2006: 183,000) granted under the French Plan.

The following tables reflect total options activity, including the SMIP:

For fiscal year	Shares	2007 Weighted average exercise price	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price
		$		$		$
Outstanding at December 1	8,500,241	6.77	9,770,001	5.45	10,060,311	4.81
Granted	52,000	20.94	943,000	19.17	1,151,000	9.43
Exercised	(3,403,865)	4.20	(1,744,533)	6.18	(1,368,371)	4.02
Forfeited	(32,680)	6.22	(436,096)	8.23	(72,939)	5.08
Expired	—	—	(32,131)	2.71	—	—

Outstanding at November 30	5,115,696	8.64	8,500,241	6.77	9,770,001	5.45

Exercisable at November 30	2,696,840	6.68	2,572,701	8.25	2,880,835	9.39
Weighted average fair value of options granted during fiscal year		9.62		9.55		6.78

The total intrinsic value of options exercised, being the excess of the quoted market price of our stock at the exercise date over the option exercise price, in fiscal year 2007 was $54.1 million (2006: $17.2 million; 2005: $8.4 million). The total fair value of share options vested in fiscal year 2007 was $6.2 million (2006: $4.2 million; 2005 $2.5 million).

During fiscal year 2007, the Compensation Committee determined that 98.3% of the objectives under the SMIP had been met and therefore the performance-based share options vested and became exercisable on February 28, 2007. The unvested options were subsequently forfeited. Of the options outstanding as of November 30, 2007, but not yet exercisable, nil options (2006: 0.5 million; 2005: 1.2 million) had performance criteria attached that need to be fulfilled before they can be exercised.

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with certain assumptions set forth in Note 23 “Share option plans” to the Consolidated Financial Statements.

The total compensation costs for share-based arrangement for fiscal year 2007 was $7.3 million (2006: $6.2 million; 2005: $9.5 million). The total compensation cost not yet recognized in relation to non-vested share options as at November 30, 2007 was $6.0 million (2006: $12.6 million) and was expected to be recognized over the weighted-average period of 2.7 years (2006: 3.4 years).

The outstanding options are exercisable at their respective prices set forth below and expire as indicated, as of April 30, 2008:

	Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
			$		$
Common shares (range of exercise prices)
$11.21-26.16	2,305,847	8.66	20.18	448,230	16.93
$7.31-11.20	1,294,755	4.83	10.01	534,388	9.73
$3.01-7.30	683,387	6.06	5.22	486,493	5.27
$1.19-3.00	1,588,662	5.60	2.09	1,582,162	2.10

Total	5,872,651	6.69	11.30	3,051,273	6.12

The table includes options granted as part of the 1998 acquisition of the former Ceanic which have all been converted into Acergy S.A. common share options.

Vesting upon Change of Control

The 2003 Plan and the French Plan provide that all of an optionholder’s options will vest if, within one year following the occurrence of certain change of control events, the optionholder’s employment or service is terminated. These change of control events include: (i) the acquisition by any person unaffiliated with us of 20.0% or more of our voting securities, (ii) our shareholders or directors approve the merger of Acergy with another corporation, in which Acergy is not the surviving entity, and (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors cease for any reason to constitute at least a majority thereof without the approval of at least two thirds of the directors then still in office who were directors at the beginning of such period, or who were previously so approved.

Share Ownership

As of April 30, 2008, Directors and Senior Management of the Group directly and indirectly together owned 1,363,893 common shares, representing 0.7% of all issued common shares. Each of our current Directors and Senior Management, including the Regional Vice Presidents of each of our segments, beneficially owns less than 1% of outstanding common shares. The individual share ownership of each our current Directors and Senior Management as at April 30, 2008 is set forth below:

Name	Number of common shares
Mark Woolveridge	12,375
James B. Hurlock	3,000
Tom Ehret	22,693	(1)
Jean P. Cahuzac	20,000
J. Frithjof Skouverøe	18,500
George Doremus	—
Trond Ø. Westlie	—
Sir Peter Mason	—
Stuart Jackson	19,547	(2)
Bruno Chabas	19,398	(2)
Jean-Luc Laloë	13,871	(2)
Mark Preece	5,000	(3)
Keith Tipson	12,566	(2)
Johan Rasmussen	7,934	(2)
Allen Leatt	5,000	(3)

(1)	These shares were granted effective February 28, 2006 as a component of the 2006 compensation package at a value of $11.78 per share. The shares will vest on February 28, 2009 provided Mr. Ehret is still an employee of the company. As announced on March 11, 2008, we currently expect Mr. Ehret’s employment to terminate on June 30, 2008. Restricted shares are eligible to receive dividends, if any, but cannot be voted and cannot be sold until they have vested.
(2)	Includes shares purchased under the Performance Related Share Plan, which was approved in March 2008, and the maximum number of free shares that may be awarded under the Performance Related Share Plan, as well as shares awarded under the Restricted Share Plan, which was also approved in March 2008.
(3)	Includes shares awarded under the Restricted Share Plan.

As of April 30, 2008, options for 1,768,393 common shares have been granted to our Directors and Senior Management and were still outstanding. Each of our current Directors and Senior Management, including the Regional Vice Presidents of each of our segments, holds options exercisable for shares representing less than 1.0% of our outstanding common shares. The following provides the number of options granted to each of our Directors and Senior Management that were still outstanding as at April 30, 2008:

Name of Director	Date of Grant	Number	Exercise Price	Date of Expiry
			($)
Mark Woolveridge	June 15, 1998	3,000	16.58	June 14, 2008
	May 18, 1999	2,500	10.13	May 17, 2009
	May 1, 2000	4,000	10.25	April 30, 2010
	May 9, 2001	3,200	13.56	May 8, 2011
	December 3, 2001	3,200	6.25	December 2, 2011
	March 17, 2003	3,500	1.19	March 16, 2013
	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	7,500	10.32	November 21, 2015
	November 21, 2006	7,500	19.45	November 20, 2016
	March 12, 2008	7,500	22.52	March 12, 2018

James B. Hurlock	March 17, 2003	3,500	1.19	March 16, 2013
	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016
	March 12, 2008	5,000	22.52	March 12, 2018

Tom Ehret	March 17, 2003	150,002	1.53	March 16, 2013
	December 3, 2003	75,000	2.24	December 2, 2013
	May 14, 2004	250,000	2.30	May 13, 2014
	November 22, 2005	33,750	10.32	November 21, 2015
	November 21, 2006	50,000	19.45	November 20, 2016

J. Frithjof Skouverøe	June 15, 1998	3,000	16.58	June 14, 2008
	May 18, 1999	2,500	10.13	May 17, 2009
	May 1, 2000	4,000	10.25	April 30, 2010
	May 9, 2001	3,200	13.56	May 8, 2011
	December 3, 2001	3,200	6.25	December 2, 2011
	March 17, 2003	3,500	1.19	March 16, 2013
	November 12, 2004	5,000	5.02	November 11, 2014
	March 12, 2008	5,000	22.52	March 12, 2018
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

George Doremus	November 12 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016
	March 12, 2008	5,000	22.52	March 12, 2018

Trond Ø. Westlie	November 12 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016
	March 12, 2018	5,000	22.52	March 12, 2018

Sir Peter Mason	November 21, 2006	5,000	19.45	November 20, 2016
	March 12, 2008	5,000	22.52	March 12, 2018

Jean P. Cahuzac	April 14, 2008	100,000	22.52	April 14, 2018

Name of Senior Management	Date of Grant	Number	Exercise Price	Date of Expiry
			($)

Stuart Jackson	April 22, 2003	5,000	1.36	April 21, 2013
	December 5, 2003	37,500	2.24	December 2, 2013
	May 14, 2004	45,833	2.30	May 13, 2014
	November 22, 2005	32,500	10.32	November 21, 2015
	November 21, 2006	35,000	19.45	November 20, 2016
	March 12, 2008	25,000	22.52	March 12, 2018

Bruno Chabas	March 17, 2003	10,000	1.19	March 16, 2013
	December 5, 2003	18,750	2.24	December 4, 2013
	May 14, 2004	105,834	2.30	May 13, 2014
	November 22, 2005	24,374	10.32	November 21, 2015
	November 21, 2006	35,000	19.45	November 20, 2016
	March 12, 2008	25,000	22.52	March 12, 2018

Jean-Luc Laloë	May 20, 2003	2,500	1.96	May 19, 2013
	December 3, 2003	13,750	2.24	December 2, 2013
	May 14, 2004	118,000	2.30	May 7, 2014
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 12, 2018

Mark Preece	February 2, 2004	8,750	2.60	February 1, 2014
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 12, 2018

Keith Tipson	November 3, 2003	2,500	1.75	November 2, 2013
	December 3, 2003	7,500	2.24	December 2, 2013
	May 14, 2004	48,000	2.30	May 13, 2014
	November 22, 2005	22,000	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 12, 2018

Johan Rasmussen	March 17, 2003	3,750	1.19	March 16, 2013
	December 3, 2003	13,750	2.24	December 2, 2013
	May 14, 2004	30,000	2.30	May 13, 2014
	November 12, 2004	6,050	5.02	November 11, 2014
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 12, 2018

Allen Leatt	September 25, 2003	2,500	1.62	September 24, 2013
	December 3, 2003	7,500	2.24	December 2, 2013
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 12, 2018

Total		1,768,393

As of April 30, 2008, we owned 12,333,282 of our common shares, representing 6.33% of the total number of outstanding shares. As of April 30, 2008, we owned 879,121 of our common shares as treasury shares through our indirect subsidiary Acergy Investing Limited, representing an additional 0.45% of the total number of outstanding shares.

Employees

The Group’s workforce varies based on the workload at any particular time. The following table presents the breakdown of permanent employees by business segment for the last three fiscal years and temporary employees for the last fiscal year.

For fiscal year	2007 Permanent	2007 Temporary	2006 Permanent	2005 Permanent
Acergy Africa and Mediterranean	3,001	284	1,409	1,223
Acergy Northern Europe and Canada	849	335	998	942
Acergy North America and Mexico	160	10	143	627
Acergy South America	752	69	528	406
Acergy Asia and Middle East	272	155	563	407
Acergy Corporate	603	393	609	837

Total	5,637	1,246	4,250	4,442

A significant number of our offshore employees are represented by labor unions. As part of the normal course of business, a number of union agreements came up for annual renegotiation in 2007. We believe that we maintain a good relationship with our employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

The increase in permanent employees in our Africa and Mediterranean segment in fiscal year 2007 compared to fiscal year 2006 was primarily driven by increase in the number of projects executed in the segment during the period. The decrease in permanent employees in our Asia and Middle East segment in fiscal year 2007 compared to fiscal year 2006 was mainly as a result of the reduced activity of IMR projects in the segment during the period.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

Except as set forth below, we are not, directly or indirectly, owned or controlled by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Acergy.

Set forth below is information concerning the share ownership of all persons who beneficially owned 5.0% or more of the common share equivalents, as of February 29, 2008. The shareholders listed below do not possess voting rights that differ from any other shareholder.

Name of Beneficial Owner	Number of common shares Owned		Percentage of Common Shares Owned
Holdings as of February 29, 2008
State Street Bank	15,118,768		7.76%
FMR Corporation	11,319,355	(a)	6.02%
Folketrygdfondet	10,676,500		5.34%
Holdings as of March 31, 2007
FMR Corporation	19,169,155	(b)	10.36%
State Street Bank	15,862,611		8.14%
Folketrygdfondet	15,000,800		7.69%
Holdings as of April 21, 2006
DWS Investment GmBH	19,218,430		9.90%
GE Asset Management	18,845,293		9.80%
Artisan Partners, LP	18,752,800		9.70%

(a)	Based upon information filed with the SEC on Schedule 13G/A on February 14, 2008. According to this filing, shares held by FMR Corp. are beneficially owned by Fidelity Management & Research Company (a wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors, LLC (an indirect wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors Trust Company (an indirect wholly owned subsidiary of FMR Corp.) and Fidelity International Limited. Edward C. Johnson 3d (Chairman of FMR Corp.) and members of his family own shares representing 49% of the voting power of FMR Corp.
(b)	Based upon information filed with the SEC on Schedule 13G/A on March 12, 2007. According to this filing, shares held by FMR Corp. are beneficially owned by Fidelity Management & Research Company (a wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors, LLC (an indirect wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors Trust Company (an indirect wholly owned subsidiary of FMR Corp.) and Fidelity International Limited. Edward C. Johnson 3d (Chairman of FMR Corp.) and members of his family own shares representing 49% of the voting power of FMR Corp. In a subsequent filing with the Oslo Børs on March 21, 2007, Fidelity Investments Ltd. disclosed their holdings of 18,990,955 shares representing 9.99% of our common shares.

The information provided above was compiled from publicly available information and data provided by third parties and accordingly we are not able to confirm the accuracy of this information. We are not able to determine the number of record holders in Luxembourg or the number of common shares held in Luxembourg. The numbers provided were compiled from publicly available information filed with the SEC and returns filed with Verdipapirsentralen (“VPS”), the Norwegian Central Securities Depository, as of April 30, 2008.

As of April 30, 2008, all of our 194,953,972 common shares were registered in the VPS, in the names of 1,534 shareholders. Excluding outstanding common shares registered in the name of Deutsche Bank Trust Company Americas as depositary for the ADSs and treasury shares, held by one of our subsidiaries, it is estimated that the free float of common shares on Oslo Børs was 152,547,531 as of April 30, 2008.

Related Party Transactions

Relationship with SNSA

Related party transactions included the amounts paid to and received from SNSA up to January 13, 2005, the date SNSA sold its remaining shareholding in the Company. Consequently, they were no longer a related party for fiscal years 2007 and 2006.

Corporate Services Agreement

Pursuant to a corporate services agreement, during fiscal years 2007, 2006 and 2005, SNSA supplied, through a subsidiary, risk management and other services. The fee for these services was subject to negotiation and agreement with SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services. The fees for these management services were $0.3 million for the period to January 13, 2005. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

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

Captive Insurance Company

SNSA owns Marlowe, a Bermuda captive insurance company, through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA’s sale of its holdings of our stock which was completed on January 13, 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As of November 30, 2007 we had settled our account with Marlowe and disposed of our minority shareholding in Marlowe. There was no gain or loss as a result of this settlement.

Intercompany Payments

The table below sets out our related party payments to and receipts from SNSA and its subsidiaries for fiscal year 2005. There were no related party payments to and receipts from SNSA and its subsidiaries for fiscal years 2007 and 2006 because, as of January 13, 2005, SNSA is no longer a related party.

For fiscal year (in millions) Payments (Receipts)	2005
$
Corporate services agreement	0.3
Other services	2.9
Total	3.2

Other Related Party Transactions

For commercial reasons, we have structured certain contractual services through joint ventures. The following table is a summary of our transactions with these joint ventures. See further information in Item 5. “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in and Advances to Non-consolidated Joint Ventures.”

Income statement data:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Income received for services provided to joint ventures	63.5	55.9	43.1
Payments made for services received from joint ventures	51.6	40.2	20.2

Balance sheet data:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Short term accounts receivable from joint ventures	17.5	11.6	8.7
Long term accounts receivable from joint ventures	21.3	11.0	—
Short term loan to joint venture (NKT Flexibles)	—	—	7.7
Accounts payable to joint ventures	—	1.2	—

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2007 and 2006, respectively:

As of November 30 (in millions)	2007	2006
	$	$
Opening Balance	68.2	27.8
Share in net income of joint ventures and associates	31.3	41.3
Dividends distributed to Acergy	(40.6)	(14.8)
Increase in investment	34.5	11.5
Loss on sale of asset	(0.7)	—
Reclassification of negative balance to liabilities	1.5	—
Change in fair value of derivative instruments	(0.3)	0.2
Impact of currency translation	4.1	2.2
Closing Balance	98.0	68.2

Share in Net Income (Loss) of Joint Ventures and Associates

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Mar Profundo Girassol (MPG)	(0.1)	0.5	5.2
Dalia FPSO	3.4	2.0	1.8
Global Oceon Engineers Nigeria Limited (Oceon)	(0.5)	—	—
Acergy/Subsea 7(a)	12.3	16.7	7.3
Kingfisher D.A.	—	—	3.9
Acergy Havila	—	—	—
EPIC	—	—	0.1
SapuraAcergy	(10.3)	(1.6)	—
Seaway Heavy Lifting Limited (SHL)	8.8	15.5	8.5
NKT Flexibles I/S (NKT Flexibles)	17.7	8.2	0.1
Total	31.3	41.3	26.9

(a)	Includes the result of Acergy/Subsea 7 $2.9 million for 2007 (2006: $7.6 million; 2005: $7.3 million), FTP By-Pass project $nil for 2007 (2006: $9.1 million; 2005: $nil), H7 By-Pass project $7.6 million for 2007 (2006: $nil; 2005: $nil) and Consortium agreement $1.8 million for 2007 (2006: $nil; 2005: $nil).

No long-lived asset impairment charges were recorded by our joint ventures during fiscal years 2007, 2006 and 2005.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend Distributions

In fiscal year 2007 we received a total of $40.6 million in dividends from seven joint ventures (three with Subsea 7, and one from each of the following: NKT Flexibles, MPG, Kingfisher D.A. and SHL).

In fiscal year 2006 we received a total of $14.8 million in dividends from three joint ventures (two with Subsea 7 and one with MPG).

Increase in Investment

In fiscal year 2007, we and our joint venture partner K&S Baltic Offshore (Cyprus) Limited, increased our investment in SHL to contribute to the construction of the new ship Oleg Strashnov. Our contribution was $34.4 million. $0.1 million was also invested in a new joint venture Oceon with our joint venture partner Petrolog Engineering Services Ltd in Nigeria.

In fiscal year 2006, further investments were undertaken in two new joint ventures with SapuraCrest Petroleum, in Acergy Asia and Middle-East. Our investment in the entity owning the ship being built, the Sapura 3000 was $11.0 million and an additional $0.5 million in the operating entity.

Reclassification of Negative Equity Balance as Liabilities

We accrue losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture. The Group’s share of any net liabilities of joint ventures is classified in accounts payable and accrued liabilities. We recorded $1.5 million in fiscal year 2007 in respect of our share of liabilities, $1.0 million for SapuraAcergy due to financing activities, $0.4 million for Oceon is related to joint venture commencement cost and $0.1 million for MPG was a close-out cost (2006: $nil).

Change in Fair Value of Derivative Instruments

We report the Group’s share of the movement in fair values of forward contracts taken out during fiscal years 2005 to 2007 by the Dalia joint venture in our Consolidated Financial Statements under the line item “Change in Fair Value of derivative Instruments.” This has been reported through other comprehensive income in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as hedge accounting criteria have been met. In fiscal year 2007 all hedges matured.

Impact of Currency Translation

We report the impact of translation of investments in the equity of joint ventures which have a functional currency other than the U.S. dollar in our Consolidated Financial Statements under the line item “Impact of Currency Translation.” For fiscal year 2007, this related mainly to NKT Flexibles and Acergy/Subsea 7.

Transactions with Directors, Officers and Employees

The Articles of Incorporation provide that any Director who has a personal interest in a transaction must disclose such interest, must abstain from voting on such transaction and may not be counted for purposes of determining whether a quorum is present at the meeting of the Board of Directors at which the matter is considered. Such Director’s interest in any such transaction must be reported at the next general meeting of shareholders. A Director who owns less than 5.0% of our capital stock or of the other party whose transaction with us is being submitted to the Board of Directors for its approval is not subject to the provisions of this paragraph.

In compliance with Nasdaq Global Select Market corporate governance rules all related party transactions are reported to the Audit Committee for approval.

Item 8.	Financial Information.

Consolidated Financial Statements

See Item 18. “Financial Statements.”

Legal Proceedings

Tax Audits

In the ordinary course of events our operations will be subject to audit, enquiry and possible re-assessment by different tax authorities. In accordance with applicable accounting rules relating to contingencies we provide taxes for the amounts that we consider probable of being payable as a result of these audits and for which a reasonable estimate may be made. We also separately consider if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and make additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognized to our tax provisions in later years as and when these and other matters are finalized with the appropriate tax authorities.

In fiscal year 2007, we accrued a net tax charge of $49 million (excluding interest which was reflected as an interest expense) in respect of ongoing tax audits ($26 million) and the review of uncertain tax positions undertaken in the year ($23 million). In accordance with the provisions of FAS 109(9)(e), an additional amount of $10.8 million in respect of tax on intra-Group transfers of assets was deferred as prepayments in the balance sheet.

While we made the incremental provision noted in the preceding paragraph, reflecting our view of the most likely outcomes, it is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amount we have provided.

In 2007, our operations in various countries were subject to enquiries, audits and disputes, including but not limited to those in France, Netherlands, UK, United States, Norway, Indonesia and Congo. These audits are all at various stages of completion. The incremental adjustment arising from these tax investigations was an additional provision of $36.8 million (2006: $0.5 million) including penalties but excluding interest. In accordance with the provisions of FAS 109(9)(e), of the incremental provision of $36.8 million, an amount of $10.8 million (tax and penalties) relating to intercompany transfers of depreciable assets, has been recorded in prepaid expenses in our consolidated balance sheet and not charged to the consolidated statement of operations. Under FAS 109(9)(e), these prepaid expenses will be amortized to the consolidated statement of operations over the useful life of the underlying assets. This incremental provision arises from both adjustments that we have agreed with the relevant tax authorities and changes that we have made to amount probable of being paid in two countries, the Netherlands and France. Our operating entities in these countries have co-operated fully with the relevant tax authorities while seeking to defend their tax positions. The audit in the Netherlands was resolved in fiscal year 2007 and covered the fiscal years between 2000 and 2004. The audit in France, which commenced in February 2007, has continued into fiscal year 2008. The tax audit in France involves several legal entities and initially covered the fiscal years from 2004 to 2006. However, the audit scope has effectively been extended to fiscal year 2000 by way of a challenge to our utilization of losses brought forward. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as more routine domestic French matters. This has created added complexity and uncertainty, and has caused us to reassess our estimates of the eventual probable outcome and increase our pre-existing provision for French taxes. It may be necessary to defend our tax filings in court if a reasonable settlement cannot be reached with the French tax authorities.

In addition to the tax audit noted above, in October 2007, the French tax authorities also conducted a formal search of our French subsidiary’s offices in Paris. The documents authorizing the search claim that we had inaccurately reported to the French tax authorities the extent of our activities and revenues in France in an effort to minimize French taxes. We will defend our tax positions and have appealed the authorization to search to the French Supreme Court.

During 2007, in preparation for the possible adoption of FIN 48 next year, management also completed a detailed review of uncertain tax positions across the Group. Although we do not now have to adopt FIN 48 because of our transition from U.S. GAAP to IFRS with effect from December 1, 2007, the information gathered during this review was used in quantifying the best estimate of the probable liability accrued under SFAS No. 5 “Accounting for Contingencies” as at November 30, 2007. The principal risks identified during this review were issues that arise in respect of permanent establishment, transfer pricing and other similar international tax issues. In common with other international groups, the conflict between the Group’s global operating model and the jurisdictional approach of taxing authorities often leads to uncertainty on tax positions. Based on this review, management has revised its estimate of the most probable liability and has accrued additional taxes of $23 million excluding interest. In addition to those liabilities deemed probable, we also identified other uncertain tax positions which are considered less than probable but more than remote. Currently no provision is carried for these additional risk items.

In the UK, an enquiry was started with respect to our UK ship owning companies and the amount of profits allocated to transport activities and therefore eligible for tonnage tax treatment. Under the UK tonnage tax regime the commercial profits of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) are subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry covers fiscal year 2003 but is expected to extend into later fiscal years during the course of 2008. While we consider it possible that a liability will arise, currently no provision has been accrued for this risk. We cannot reasonably estimate the risk at this stage and the eventual resolution and quantification of this contingency will be influenced by the recently announced changes to the UK tonnage tax regime.

The cumulative benefit for all fiscal years to November 30, 2007 arising from being within the UK tonnage tax regime since fiscal year 2002 is $11.6 million, excluding the total release of the deferred tax liability on ships of $36 million in the fiscal years ended November 30, 2001 and 2002. Had we not been (wholly or partially) within the UK tonnage tax regime, it is likely that additional accelerated capital allowances would have been available on fixed asset additions to reduce the immediate cash tax cost of any successful challenge by the UK tax authorities. However this would have increased our total deferred tax liability.

For more information about these proceedings, please refer to Note 12 “Income tax” to the Consolidated Financial Statements.

See Item 5. “Operating and Financial Review and Prospects—Legal, Regulatory and Insurance Matters” for additional information on legal proceedings.

Dividend Policy

The Company paid a dividend of $0.20 per common share on June 14, 2007, the first dividend payment since inception in 1993. The Board of Directors has resolved to recommend the payment of a dividend with respect to fiscal year 2007 of $0.21 per common share, which was approved at the Annual General Meeting on May 23, 2008. We believe this signifies a continued maturity of our business and reflects our confidence in the future of our sector.

Significant Changes

Except as otherwise disclosed in Item 5. “Operating and Financial Review and Prospects—Subsequent Events” and elsewhere in this Report, there has been no material change in our financial position since November 30, 2007.

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

	ADSs Nasdaq Global Select Market		Common shares Oslo Børs
	High	Low	High	Low
	($)		(NOK)
Annual highs and lows (fiscal years)
2003	2.75	1.11	20.30	7.85
2004	5.96	2.09	37.60	12.64
2005	13.28	5.21	83.50	32.10
2006	20.85	10.27	132.45	69.25
2007	30.89	16.92	170.50	106.75

Quarterly highs and lows
Fiscal year 2006
First quarter	13.52	10.27	92.25	69.25
Second quarter	17.71	13.00	112.00	79.50
Third quarter	18.50	11.83	118.00	74.25
Fourth quarter	20.85	14.79	132.45	103.00
Fiscal year 2007
First quarter	20.42	16.92	128.50	106.75
Second quarter	22.34	19.53	135.17	117.92
Third quarter	26.03	21.92	153.00	129.42
Fourth quarter	30.05	24.19	164.67	135.75
Fiscal year 2008
First quarter	22.77	17.67	121.92	96.15

Monthly highs and lows Fiscal year 2007
November 2007	28.64	20.54	159.50	117.75
Fiscal year 2008
December 2007	22.48	19.88	122.50	109.25
January 2008	23.67	16.21	127.50	85.90
February 2008	22.17	16.92	115.75	93.30
March 2008	23.11	18.83	119.0	100.75
April 2008	26.19	21.79	135.25	108.50

The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

On April 30, 2008, the last reported sale price of our ADSs on Nasdaq Global Select Market was $24.63 per ADS, and the closing price of our common shares on Oslo Børs was NOK 126.25 per share.

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

Directors

Under the Articles of Incorporation, the Board of Directors is to be comprised of not less than three members, elected by a simple majority of our outstanding shares represented at a general meeting of shareholders for a period not exceeding six years and until their successors are elected and at least three directors have accepted. It is our customary practice that directors are elected for terms of one year at the Annual General Meeting of shareholders held each year in Luxembourg.

The Articles of Incorporation do not mandate the retirement of directors under an age limit requirement. The Articles of Incorporation do not require Board members to be shareholders.

Under Luxembourg law the members of the Board owe a duty of loyalty and care. They must exercise the standard of care of a prudent and diligent business person.

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

Authority to Acquire Own Shares (Treasury Shares)

At the Annual General Meeting of shareholders on May 25, 2007, the resolutions passed by the shareholders authorized us, or any wholly owned subsidiary, to acquire common shares from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law. The authorization was granted for purchases completed on or before August 31, 2009. Such authorizations have customarily been renewed at our Annual General Meetings of shareholders.

The Board authorization is not limited to a certain amount of common shares, however, Luxembourg Company Law generally requires that we may not hold more than 10% of our own shares. Furthermore, we may not purchase our own shares if and to the extent this will reduce our net assets below the aggregate of our share capital and legal reserve.

On September 11, 2006, the Group announced the commencement of its share buyback program up to a maximum of 10% of the Company’s issued share capital, pursuant to the standing authorization granted to the Board at the Annual General Meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. As of November 30, 2007, the Group had repurchased 8,098,625 (2006: 914,800) common shares for a total consideration of $146.8 million (2006: $16.5 million). For more information relating to our share buyback program and repurchases made thereunder, please see Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” below.

Under applicable provisions of the Luxembourg Company Law, these common shares held as treasury shares remain issued but are not entitled to vote. In computing earnings per common share, these shares are not considered part of outstanding common shares. The cost of these shares is being accounted for as a deduction from shareholders’ equity.

Preferential Subscription Rights (Pre-emptive Rights)

As a general rule, shareholders are entitled to preferential subscription rights under Luxembourg law in respect of the issuance of shares for cash. When issuing new shares out of the total authorized shares, the Board may, however, suppress the preferential subscription rights of shareholders to the extent it deems advisable. As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares for cash, unless the Articles of Incorporation provide otherwise. Our Articles of Incorporation authorize the Board of Directors to deny shareholders’ preemptive rights for a period of five years and the Board of Directors has done so with respect to all authorized but unissued common shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board recommends denying further such rights and such recommendation is approved by the shareholders. As a result, common shares will be entitled to preemptive rights after August 17, 2009. The authorization by our Articles of Incorporation to issue new shares out of the total authorized shares granted to the Board will remain in effect until August 17, 2009. Upon the expiration of this authorization, the suppression of preferential subscription rights will also terminate and shareholders will be entitled to preferential subscription rights once again unless the Board recommends the renewal of the authorization granted to it or denies the preferential subscription rights of shareholders and such recommendation is approved by the shareholders in accordance with Luxembourg law.

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

Shareholder Meetings and Notice

Under the Articles of Incorporation, we are required to hold a general meeting of shareholders in Luxembourg each year, on the fourth Friday in May. In addition, the Board may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles of Incorporation will be held in Luxembourg. The Board is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand therefore by shareholders representing at least one-tenth of the issued and outstanding shares entitled to vote thereat. Such shareholders may also require additions to the proposed agenda of any meeting of shareholders.

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

Dividends

Interim dividends can be declared in any fiscal year by the Board. Interim dividends can be paid, but only six months after the close of preceding fiscal year and after the prior year’s financial statements have been approved by the shareholders at a general meeting.

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

Luxembourg law requires that 5.0% of unconsolidated net profit each year be allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10.0% of our issued capital, after which no further allocations are required until further issuance of shares.

The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends. The legal reserve for all existing common shares has been satisfied to date and appropriate allocations will be made to the legal reserve account at the time of each new issuance of common shares.

Liquidation Preference

Under the Articles of Incorporation, in the event of liquidation, all debts and obligations must first be paid, and thereafter all remaining assets are to be paid to the holders of common shares.

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

The Articles of Incorporation provide that the foregoing restrictions shall not apply to any person who was a shareholder as at March 10, 1993, or certain Affiliates or Associates (as such terms are defined in the Articles of Incorporation) of such person.

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

In order to enforce the foregoing restrictions, the Articles of Incorporation empower the Board to take certain remedial action including causing us: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on our register of shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to us at the lesser of (a) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (b) the last quoted sale price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board of Directors may in its discretion pay the amount calculated under (b) in situations where (a) would otherwise apply and result in a lower purchase price, if the Board determines it equitable after taking into account specified factors); and to remove the name of any shareholder from the register of shareholders immediately after the close of business on the day the notice is issued and payment is made available. The foregoing defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

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

Mandatory Bid Requirements

The Articles of Incorporation do not contain any provision requiring a shareholder who reaches a certain threshold of shares to make a mandatory bid for our other outstanding shares. However, applicable stock exchange regulations may do so. In addition, Luxembourg law applicable to us requires a mandatory bid by a shareholder, or shareholders acting in concert, if such person or persons aggregate 33 1/3 of the voting power in a company.

Material Contracts

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the agreements which have been filed as exhibits to this Report and are incorporated by reference herein.

The $400 Million Amended and Restated Revolving Credit and Guarantee Facility

In fiscal year 2006, the revolving credit and guarantee facility was increased from $350 million to $400 million with the existing consortium of banks and the maturity was extended until August 10, 2011. The sub-limit for cash drawings was reduced to $100 million from $175 million. The mortgages over the secured ships were released, the provisions in the agreement relating to the security removed and the guarantee significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed, pricing was improved, and the facility was restated in a market standard form.

The facility is used for general corporate purposes including the financing of ships, and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of August 10, 2011. Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees as described in Note 15 “Long-term debt” to the Consolidated Financial Statements. As of April 30, 2008, there were no revolving loans drawn and $315.6 million was utilized for performance guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals ending on the last day of February, May, August and November of each year.

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

The $500 million 2.25 per cent Convertible Notes due 2013

In October 2006, we issued $500 million of convertible notes with net proceeds of $490.8 million after deduction of related costs.

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

The convertible notes are convertible into our common shares with the revised conversion price of $23.80 equivalent to 20,790,021 common shares, or approximately 10.6% of our existing issued share capital as of November 30, 2007. The conversion price will be adjusted in line with market practices for this type of instrument to provide “fair value” adjustments such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of our common shares.

We also have an exercisable option which permits us to call the convertible notes after 4 years and 14 days from the date of issue if the price of our common shares exceeds 130% of the then prevailing conversion price over a specified period.

The convertible notes also include the following: they are unsecured but with a negative pledge provision in respect of other current and future property or asset to ensure that the convertible notes will rank equally with other debt issuances; a cross default provision subject to a minimum threshold of $10 million; and other events of default in connection with non-payment of the convertible notes; various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the common shares and the convertible notes on recognized stock exchanges; and customary provisions for the adjustment of the conversion price.

There were no conversions of these convertible notes as at November 30, 2007.

The $200 Million Guarantee Facility

On February 26, 2008 we executed a new $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium of banks that is providing the $400 million amended and restated revolving credit and guarantee facility. The facility is secured by a guarantee from Acergy S.A. only.

The facility is to be used for the issuance of performance guarantees in the ordinary course of our business. The facility has a maturity date of February 26, 2013, however, performance guarantees can be issued with a maturity no later than August 26, 2014.

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

The fee applicable for performance guarantees is linked to the ratio of our net debt to EBITDA and may range from 0.45% per year to 1.00% per year and is currently fixed at 0.45% subject to review every three months.

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

The Group is subject to a special tax which is assessed on certain payments we make. An annual tax on all amounts paid by us on interest payments made on bonds or debentures issued by us would be levied at the rate of 3.0% on such interest payment. Since we have not and do not contemplate issuing bonds and debentures, the tax of 3.0% of interest payments made by us is unlikely to become relevant. The special tax to be paid by us should therefore be equal to 3.0% of the first EUR 2.4 million of the dividends distributed to shareholders and of the fees paid to non-resident directors, plus 1.8% of the second EUR 1.2 million of the dividends distributed to shareholders and of the fees paid to non-resident directors, plus 0.1% on the remaining portion of such dividends and fees. The special tax cannot be less than EUR 48,000 per year. These taxes are paid by us. Assuming we would not have paid any dividends since our incorporation, we so far would only have been subject to the minimum annual tax.

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

Net wealth tax

Luxembourg net wealth tax will be levied on a holder of the common shares, if the Common Shares are attributable to an enterprise or part thereof which is carried on by a Luxembourg resident company or through a permanent establishment or a permanent representative in Luxembourg of a non-resident company.

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

U.S. Federal Income Taxation

The following summary describes the principal U.S. federal income tax consequences relating to the acquisition, holding and disposition of the common shares or ADSs. This summary addresses only the U.S. federal income tax considerations of holders that will hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities,

•	individual retirement accounts and other tax-deferred accounts,

•	taxpayers that have elected to use mark-to-market accounting,

•	persons that received common shares or ADSs as compensation for the performance of services,

•	persons that will hold common shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes,

•	certain former citizens or long-term residents of the United States,

•	persons that have a “functional currency” other than the U.S. dollar, or

•	holders that own, or are deemed to own, 10% or more, by voting power or value, of the equity of Acergy for U.S. federal income tax purposes.

Moreover, this description does not address the U.S. federal estate and gift tax or alternative minimum tax consequences, nor any state, local, or non-U.S. tax consequences of the acquisition, holding or disposition of the common shares or ADSs. Each prospective purchaser should consult its tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of common shares or ADSs.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. This description is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change (possibly with retroactive effect) and differing interpretations which could affect the tax consequences described herein.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of common shares or ADSs that, for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States,

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of common shares or ADSs that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common shares or ADSs, the tax treatment of such partnership, or a partner in such partnership, will generally depend on the status of the partner and on the activities of the partnership. If you are a partnership or a partner in a partnership that holds common shares or ADSs, you should consult your tax advisor.

We urge you to consult your tax advisor with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, holding and disposing of common shares or ADSs.

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

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” , if you are a U.S. Holder, for U.S. federal income tax purposes, the gross amount of any distribution made to you of cash or property , (other than certain distributions, if any, of additional common shares distributed pro rata to all our shareholders, including holders of ADSs, with respect to common shares or ADSs) will be includible in your income on the day on which the distributions are actually or constructively received by you (which in the case of ADSs will be the date such distribution is received by the depositary) as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Non-corporate U.S. Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010. However, a U.S. Holder’s eligibility for such preferential rate would be subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the common shares or ADSs. Additionally, even if we otherwise were to meet the conditions for reduced rates of taxation on dividends, non-corporate U.S. Holders still will not be entitled to such reduced rates of taxation if we are a passive foreign investment company in the taxable year such dividends are paid or in the preceding taxable year (see discussion under “—Passive Foreign Investment Company Considerations” below).

Subject to the discussion below under “—Passive Foreign Investment Company Considerations” to the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Sale or Exchange of Common Shares or ADSs”). We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and therefore a U.S. Holder should expect that the entire amount of a distribution will generally be reported as dividend income to such U.S. Holder.

If you are a U.S. Holder, dividend income received by you with respect to common shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific baskets of income. For this purpose, dividend income should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” Further, in certain circumstances, if you have held common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss; or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividend income with respect to common shares and ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Subject to the discussion below under “—Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you generally will recognize gain or loss on the sale or exchange of common shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the common shares or ADSs. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” such gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such common shares or ADSs exceeds one year (i.e., it is a long-term capital gain). If you are a U.S. Holder, gain or loss, if any, recognized by you generally will be treated as U.S. source gain or loss, as the case may be, for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If you are a U.S. Holder, the initial tax basis of your common shares will be the U.S. dollar value of the Norwegian kroner denominated purchase price determined on the date of purchase. If the common shares are treated as traded on an “established securities market,” and you are a cash basis U.S. Holder (or, if you elect, an accrual basis U.S. Holder), you will determine the U.S. dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to Norwegian kroners and the immediate use of that currency to purchase common shares generally will not result in taxable gain or loss for a U.S. Holder. If you are a U.S. Holder, the initial tax basis of your ADSs will be the U.S. dollar denominated purchase price determined on the date of purchase.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

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

Based in part on estimates of our gross income and the value of our gross assets and the nature of our business, we believe that we will not be classified as a PFIC for our current taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we are or become a PFIC, and you are a U.S. Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, your common shares or ADSs.

If we are or become a PFIC, you could make a variety of elections that may alleviate certain tax consequences referred to above, and one of these elections may be made retroactively. However, we do not expect that the conditions necessary for making certain of such elections with respect to the common shares or ADSs will be met. You should consult your tax advisor regarding the tax consequences that would arise if we are or become a PFIC.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting generally will apply to the distributions on, and to proceeds from the sale or redemption of, common shares or ADSs made within the United States, or by a U.S. payor or U.S. middleman to a holder of common shares or ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any distributions on, or the proceeds from the sale or redemption of, common shares or ADSs within the United States, or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010.

Backup withholding is not an additional tax. If you are a U.S. Holder, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by filing a refund claim with the Internal Revenue Service. You will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability provided that you furnish the required information to the Internal Revenue Service in a timely manner.

The above summary is not intended to constitute a complete analysis of all U.S. federal income tax consequences relating to the acquisition, holding and disposition of common shares or ADSs. We urge you to consult your tax advisor concerning the tax consequences of your particular situation.

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

Documents concerning Acergy that are referred to in this Report may be inspected at our principal executive offices, c/o Acergy M.S. Limited, 200 Hammersmith Road, Hammersmith, London, W6 7DL England.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

The Group is exposed to market risk, including changes in interest rates and currency exchange rates. To manage the volatility relating to these exposures on a consolidated basis, wherever possible we enter into derivative instruments to economically hedge currency exposures in accordance with our company policies. The financial impact of these instruments is offset by corresponding changes in the underlying exposure being hedged. We do not hold or issue derivative instruments for trading purposes.

Foreign-Exchange Risk Management

The Group’s reporting currency is the U.S. dollar. The majority of net operating expenses are denominated in the functional currency of the individual operating subsidiaries. The U.S. dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies are the Euro and U.S. dollar. In Acergy Northern Europe and Canada, the functional currencies are the Norwegian krone, the British pound sterling, the Canadian dollar and the U.S. dollar. Our exposure to currency rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. We do not use derivative instruments to hedge the value of investments in foreign subsidiaries. The net translation adjustments arising on the above currency exposures was a gain for fiscal year 2007 of $29.1 million (2006: a gain of $13.0 million, 2005: a loss of $6.1 million). These are recorded in the “Comprehensive income” column of the Consolidated Statement of Changes in Shareholders’ Equity of the Consolidated Financial Statements.

We are also exposed to fluctuations in several other currencies resulting from revenues, operating expenditures and one-off liabilities. Our currency rate exposure policy prescribes the range of allowable hedging activity. We primarily use forward exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures, and to a lesser extent pre-committed exposures. All of the instruments are used as economic hedges against forecasted underlying operating or capital exposures, and are treated as accounting hedges in accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” where it is appropriate and feasible to do so. We do not engage in currency speculation.

Interest-Rate Risk Management

The Group’s exposure to third party interest rate fluctuations result primarily from floating-rate credit facilities tied to LIBOR. At the end of the fiscal year 2007, we had not made drawings on any facilities nor did we have any interest rate derivative instruments. Surplus cash was invested with short term maturities on the money markets.

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

The fair value losses shown in the table below have no impact on our results or financial condition.

VAR as at November 30, (in millions)	2007	2006
	$	$
Interest rates	—	—
Foreign exchange rates	0.6	0.1

VAR in fiscal year 2007 increased to $0.6 million (2006: $0.1 million). This was partly due to the significant increase in the financial instruments held by us and partly due to a decrease in the historic volatility of the currency paid in fiscal year 2006.

A discussion of our accounting policies for financial instruments is included above in Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies—Accounting for Derivatives” and in Note 26 to the Consolidated Financial Statements. Disclosure relating to financial instruments is also included in Note 26 to the Consolidated Financial Statements.

Based on overall interest rate exposures as of April 30, 2008, a near-term change in interest rates would not materially affect our consolidated financial position, results of operations or cash flows.

Other Financial Instruments

All of our derivative activities are over the counter instruments entered into with major financial credit institutions to hedge our committed exposures. Our derivative instruments are primarily standard foreign exchange forward contracts which subject us to a minimum level of exposure risk and have maturities of less than 48 months. We do not consider that we have a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures as at November 30, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as at November 30, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of November 30, 2007 no material weaknesses had been identified.

For ongoing monitoring of the progress of the Sarbanes-Oxley compliance project, regular Sarbanes-Oxley Steering Committee meetings are held. Members of the Steering Committee include the Chief Financial Officer, the Group Financial Controller and the Head of Compliance. In addition, representatives from our independent public accountant were invited to attend certain meetings.

There has been no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting and the attestation report of our independent registered public accounting firm, Deloitte & Touche LLP, are included at pages F-2 and F-4, respectively, of this Report.

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

Karen Menzel

Investor Relations

Acergy S.A.

c/o Acergy M.S. Limited

200 Hammersmith Road,

Hammersmith, London

W6 7DL England

Tel: +44 (0) 20 8210 5500

Fax: +44 (0) 20 8210 5501

Email: karen.menzel@acergy-group.com

During fiscal year 2006, we made certain changes to our Code of Business Conduct to reinforce the language on what we deem unacceptable business practices, and to generally reflect our increased focus on controls to prevent fraud within our company, including, among other things, incorporating the requirements of the U.S. Foreign Corrupt Practices Act. No waivers to the Code of Business Conduct have been granted to the Chief Executive Officer, Chief Financial Officer, controller or persons performing similar functions.

Item 16C.	Principal Accountant Fees and Services.

The following table sets forth aggregate fees billed to us by our principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) in each of our previous two fiscal years:

($ in millions)	2007	2006
	$	$
Audit fees	5.5	4.8
Audit-related fees	1.0	0.2
Tax fees	2.3	0.3
All other fees	—	0.2
Total	8.8	5.5

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte & Touche for the audit of our consolidated and individual statutory financial statements for each of fiscal years 2007 and 2006, and the limited scope reviews of the financial statements included in interim Consolidated Financial Statements during fiscal years 2007 and 2006. For fiscal years 2007 and 2006 it also includes fees associated with attestation in respect of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte & Touche that are reasonably related to the performance of the audit or review of the Consolidated Financial Statements, other than the services reported above under “Audit Fees,” in each of fiscal years 2007 and 2006. In fiscal year 2007, audit related fees principally consisted of fees relating to IFRS transition audits and internal control advice. In fiscal year 2006, audit related fees principally consisted of fees relating to pre-attestation services in respect of the Sarbanes-Oxley Act of 2002.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte & Touche for tax compliance and tax advice in each of fiscal years 2007 and 2006. In fiscal year 2007, tax advisory fees principally consisted of services provided to French Dutch, U.S. and Brazilian subsidiaries, in addition to services related to consolidated Group matters. In fiscal year 2006, tax advisory fees principally consisted of services related to a Dutch subsidiary and services related to other foreign subsidiaries, including Brazil, Canada and Singapore.

All Other Fees

All other fees constitute the aggregate fees billed for products and services, other than the services reported above under “Audit fees,” “Audit-related fees” and “Tax fees,” provided by Deloitte & Touche in each of fiscal years 2007 and 2006. In fiscal year 2006, other fees principally consisted of fees for the $500 million convertible notes and advice on the treasury optimization review.

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

On September 11, 2006, we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the Annual General Meeting of shareholders held on May 15, 2006, for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. As of November 30, 2007, we had repurchased 8,098,625 shares for a total consideration of $146.8 million during the fiscal year 2007. Any shares repurchased will either be cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the convertible notes or any employee share option schemes.

The Group purchased in total, a further 6,374,100 shares of our common stock at a weighted average price of NOK112.15 per share during the period February 28, 2008 to April 30, 2008. These were the only purchases of our common stock since November 30, 2007.

The following table provides certain information with respect to our purchases of Acergy common stock for each month during the fiscal year 2007 and from January to April, 2008.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
January 1, 2007 through January 31, 2007	3,756,100	NOK 112.37	$17.83	4,849,700	$213,157,980
February 1, 2007 through February 28, 2007	710,325	NOK 114.88	$18.70	5,560,025	$199,878,376
March 1, 2007 through March 31, 2007	3,453,400	NOK 114.26	$18.75	9,013,425	$135,136,732
February 1, 2008 through February 29, 2008	336,550	NOK 112.34	$21.66	8,256,375	$127,846,536
March 1, 2008 through March 31, 2008	5,060,950	NOK 109.87	$21.72	13,317,325	$17,930,304
April 1, 2008 through April 30, 2008	976,600	NOK 114.23	$22.25	14,293,925	$—

Total	14,293,925	NOK 112.19

(1)	Convenience translation using the NOK/US dollar exchange rate at the last day of the relevant month as published by Reuters.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18. “Financial Statements.”

Item 18.	Financial Statements.

See pages F-1 to F-60 and S-1, which are incorporated herein by reference.

Audited Consolidated Financial Statements of Acergy S.A.

Management’s Report on Internal Control Over Financial Reporting.

Reports of Independent Registered Public Accounting Firm.

Consolidated Statements of Operations for fiscal years ended November 30, 2007, 2006 and 2005.

Consolidated Balance Sheets as at November 30, 2007 and 2006.

Consolidated Statements of Changes in Shareholders’ Equity for fiscal years ended November 30, 2007, 2006 and 2005.

Consolidated Statements of Cash Flows for fiscal years ended November 30, 2007, 2006 and 2005.

Notes to Consolidated Financial Statements.

Financial Statement Schedule

Schedule II Valuation and qualifying accounts.

Item 19.	Exhibits.

1.1	Amended and Restated Articles of Incorporation, dated as of August 1, 2006. Incorporated by reference to Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F/A (File No. 000-21742) filed with the Securities Exchange Commission on June 21, 2007.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among the Registrant, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on July 31, 2002.

2.5	Form of Indenture for the issuance of subordinated debt securities (including the form of subordinated debt securities). Incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on August 29, 2002.

2.6	Trust Deed, dated as at October 11, 2006, by and among the Registrant and The Bank of New York. Incorporated by reference to Exhibit 2.6 to the Registrant’s Annual Report on Form 20-F (File No. 000-21742) filed with the Securities Exchange Commission on April 18, 2007.

4.1	Amendment and Restatement Deed dated August 10, 2006. Incorporated by reference to Exhibit 99.1 of the Registrant’s Form 6-K, filed with the Securities and Exchange Commission on August 22, 2006.

4.2	US$200,000,000 Multicurrency Guarantee Facility Agreement among Acergy Treasury Limited (Borrower), Acergy S.A. (Guarantor), ING Bank N.V. (Agent) and DNB NOR BANK ASA (Issuing Bank), dated February 26, 2008. Filed herewith.

8.1	Significant subsidiaries as at the end of the year covered by this Report: see Item 4. “Information on the Company—Significant Subsidiaries.”

9.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Elvinger, Hoss & Prussen.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACERGY S.A.

By:	/s/ Mark Woolveridge
Name: Mark Woolveridge Title: Chairman of the Board

By:	/s/ Stuart Jackson
Name: Stuart Jackson Title: Chief Financial Officer

Date: May 30, 2008

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at November 30, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework.

Based on its assessment, management believes that, as at November 30, 2007, the Company’s internal control over financial reporting is effective, based on those criteria.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as at November 30, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Date: February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Acergy S.A.

We have audited the accompanying consolidated balance sheets of Acergy S.A. (a Luxembourg company) and subsidiaries (the “Group”) as of November 30, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended November 30, 2007. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements and financial statement schedule are the responsibility of the Group’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as at November 30, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended November 30, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 13 to the Consolidated Financial Statements, effective November 30, 2007, the Group adopted Statement of Financial Accounting Standard No. 158 ‘Employers’ Accounting for Defined Benefit Pension and other Post Retirement Plans’.

As discussed in Note 23 to the Consolidated Financial Statements, effective December 1, 2005, the Group changed its method of accounting for share-based payments upon the adoption of Standard of Financial Accounting Standards No. 123 (revised 2004) ‘Share-Based Payment’.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of November 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

London, United Kingdom

February 25, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Acergy S.A.

We have audited the internal control over financial reporting of Acergy S.A. (a Luxembourg company) and subsidiaries (the “Group”) as of November 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of November 30, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended November 30, 2007 of the Group and our report dated February 25, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule listed in the Index at Item 18 and included an explanatory paragraph regarding the Group’s adoption of a Statement of Financial Accounting Standard No. 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans’.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

London, England

February 25, 2008

Selected Consolidated Financial Data

Statement of operations

For fiscal year ended November 30 (in millions, except per share data)	2007	2006	2005	2004	2003
	$	$	$	$	$
Net operating revenue from continuing operations	2,663.4	2,124.2	1,483.3	1,099.6	1,299.4
Net operating income (loss) from continuing operations	357.0	286.7	152.0	67.9	(356.7)
Income (loss) from continuing operations	147.7	220.9	106.4	44.9	(393.2)
Income (loss) from discontinued operations	5.9	15.8	33.1	(39.8)	(24.9)

Net income (loss)	153.6	236.7	139.5	5.1	(418.1)
Net income (loss) per common share and common share equivalent
Basic:
Continuing operations	0.78	1.15	0.56	0.28	(4.25)
Discontinued operations	0.03	0.08	0.17	(0.25)	(0.26)

Net income (loss)	0.81	1.23	0.73	0.03	(4.51)
Diluted:
Continuing operations	0.74	1.10	0.54	0.28	(4.25)
Discontinued operations	0.03	0.08	0.17	(0.25)	(0.26)

Net income (loss)	0.77	1.18	0.71	0.03	(4.51)
Weighted average number of common shares and common share equivalents outstanding:
Basic	188.4	192.7	191.1	157.6	92.6
Diluted	213.3	201.1	195.5	159.5	92.6

Balance sheet

As at November 30 (in millions, except per share data)	2007	2006	2005	2004	2003
	$	$	$	$	$
Current assets	1,435.1	1,403.6	827.0	502.8	633.8
Non-current assets	986.4	805.6	557.5	606.2	608.9

Total assets	2,421.5	2,209.2	1,384.5	1,109.0	1,242.7
Current liabilities	1,082.0	919.5	843.8	643.8	793.6
Long-term debt and capital lease obligations	506.3	507.1	8.7	69.7	293.5
Deferred long-term taxes, accrued pensions and other long-term liabilities	104.5	82.9	76.3	80.9	48.3
Shareholders’ equity	728.7	699.7	455.7	314.6	107.3

Book value per common share	3.88	3.63	2.37	1.65	1.16

Total number of common shares outstanding	188.0	192.7	191.9	190.5	92.6

Consolidated Statements of Operations

For fiscal year ended November 30 (in millions, except per share data)	Note(a)	2007	2006	2005
		$	$	$
Net operating revenue from continuing operations		2,663.4	2,124.2	1,483.3
Operating expenses		(2,122.3)	(1,695.2)	(1,217.7)
Gross profit		541.1	429.0	265.6
Share in net income of non-consolidated joint ventures	11	31.3	41.3	26.9
Selling, general and administrative expenses		(227.7)	(183.9)	(147.0)
Impairment of long-lived tangible assets	9	(0.3)	(2.1)	(7.1)
Restructuring credits (charges)	18	—	—	1.9
Gains on disposal of long-lived tangible assets and subsidiaries, net	8	12.2	3.9	7.5
Other operating income (loss), net		0.4	(1.5)	4.2

Net operating income from continuing operations		357.0	286.7	152.0
Interest expense		(22.9)	(4.2)	(4.0)
Interest income		30.8	18.8	3.9
Foreign currency exchange gains (losses), net		(10.1)	0.5	(22.2)

Income before minority interests and taxes from continuing operations		354.8	301.8	129.7
Minority interests		(7.2)	(7.3)	(10.4)

Income before income taxes from continuing operations		347.6	294.5	119.3
Income tax provision	12	(199.9)	(73.6)	(12.9)

Income from continuing operations		147.7	220.9	106.4
Discontinued operations:	3
Income (loss) from discontinued operations before taxation		5.9	(18.2)	6.0
Gain on disposal of discontinued operations before taxation		—	35.1	27.1
Income tax provision		—	(1.1)	—

Income from discontinued operations		5.9	15.8	33.1

Net income		153.6	236.7	139.5

Earnings per common share
Net income per common share and common share equivalent:
Basic:
Continuing operations		0.78	1.15	0.56
Discontinued operations		0.03	0.08	0.17
Net income		0.81	1.23	0.73
Diluted:
Continuing operations		0.74	1.10	0.54
Discontinued operations		0.03	0.08	0.17
Net income		0.77	1.18	0.71
Weighted average number of common shares and common share equivalents outstanding:
Basic	22	188.4	192.7	191.1
Diluted	22	213.3	201.1	195.5

(a)	The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

As at November 30 (in millions)	Note(a)	2007	2006
		$	$
Assets
Current assets:
Cash and cash equivalents		582.7	717.5
Restricted cash deposits	4	8.9	4.1
Trade receivables (net of allowance for doubtful accounts)	5	707.9	546.1
Inventories and work-in-progress	6	30.6	23.5
Receivables due and short-term advances to non-consolidated joint ventures	11	17.5	11.6
Deferred taxes	12	30.7	22.9
Prepaid expenses and other current assets		55.7	61.2
Assets held for sale	8	1.1	16.7

Total current assets		1,435.1	1,403.6

Tangible assets	9	1,311.8	1,096.6
Less accumulated depreciation and amortization	9	(524.0)	(451.0)

Total tangible assets, net		787.8	645.6
Restricted cash deposits	4	—	20.1
Other intangible assets	10	3.7	4.1
Deposits and non-current prepayments and receivables		77.4	53.6
Investments in and advances to non-consolidated joint ventures	11	98.0	68.2
Deferred taxes	12	17.5	8.1
Prepaid pension asset	13	2.0	5.9

Total assets		2,421.5	2,209.2

Liabilities and shareholders’ equity
Current liabilities:
Current maturities of long-term debt	15	3.2	2.4
Accounts payable and accrued liabilities	16	523.0	525.8
Accrued salaries and benefits		110.0	75.6
Advance billings		197.6	234.8
Deferred taxes	12	4.1	6.6
Other current liabilities		86.8	61.7
Tax payable		157.3	12.6

Total current liabilities		1,082.0	919.5

Long-term debt	15	506.3	507.1
Deferred taxes	12	13.8	6.9
Other long-term liabilities		35.8	27.8
Accrued pension liability	13	36.8	29.5
Minority interests		18.1	18.7
Commitments and contingencies	25	—	—
Shareholders’ equity:
Common shares(b)	21	389.9	389.0
Treasury shares	21	(111.2)	(17.5)
Paid-in surplus		488.9	475.0
Accumulated deficit		(79.5)	(154.3)
Accumulated other comprehensive income		40.6	7.5

Total shareholders’ equity		728.7	699.7

Total liabilities and shareholders’ equity		2,421.5	2,209.2

(a)	The accompanying notes are an integral part of these Consolidated Financial Statements.
(b)	Common shares (par value $2; authorized shares: 230.0 million; issued: 195.0 million (2006: 194.5 million); outstanding 188.0 million (2006: 192.7 million)).

Consolidated Statements of Changes in Shareholders’ Equity

As at November 30 (in millions, except share data)	Common shares	Treasury shares	Paid-in surplus	Accumulated deficit	Accumulated other comprehensive income (loss)	Total share- holders’ equity	Compre- hensive income (loss)
	$	$	$	$	$	$	$
At December 1, 2004	382.8	(1.0)	449.3	(530.5)	14.0	314.6
Stock-based compensation	—	—	9.5	—	—	9.5
Net income	—	—	—	139.5	—	139.5	139.5
Release of deferred gains in respect of derivative instruments (net of tax of $nil)	—	—	—	—	(0.6)	(0.6)	(0.6)
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	—	—	—	—	(4.1)	(4.1)	(4.1)
Minimum pension liability adjustment (net of tax of $0.7 million)	—	—	—	—	(2.5)	(2.5)	(2.5)
Translation adjustments, net	—	—	—	—	(6.1)	(6.1)	(6.1)

Comprehensive income	—	—	—	—	—	—	126.2

Exercise of share options	2.7	—	2.7	—	—	5.4

At November 30, 2005	385.5	(1.0)	461.5	(391.0)	0.7	455.7

Stock-based compensation	—	—	6.2	—	—	6.2
Net income	—	—	—	236.7	—	236.7	236.7
Deferred gains in respect of derivative instruments (net of tax of $0.8 million)	—	—	—	—	4.0	4.0	4.0
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	—	—	—	—	0.3	0.3	0.3
Minimum pension liability adjustment (net of tax of $5.0 million)	—	—	—	—	(10.5)	(10.5)	(10.5)
Translation adjustments, net (net of $1.3 million gain realized on liquidation of a foreign entity)	—	—	—	—	13.0	13.0	13.0

Comprehensive income	—	—	—	—	—	—	243.5

Purchase of 914,800 treasury shares at market value	—	(16.5)	—	—	—	(16.5)
Exercise of share options	3.5	—	7.3	—	—	10.8

At November 30, 2006	389.0	(17.5)	475.0	(154.3)	7.5	699.7

Stock-based compensation	—	—	12.4	—	—	12.4
Net income	—	—	—	153.6	—	153.6	153.6
Deferred gains in respect of derivative instruments (net of tax of $1.0 million)	—	—	—	—	4.7	4.7	4.7
Share of other comprehensive loss of non-consolidated joint ventures (net of tax of $nil)	—	—	—	—	(0.2)	(0.2)	(0.2)
Minimum pension liability adjustment (net of tax of $4.9 million)	—	—	—	—	11.7	11.7	11.7
Translation adjustments, net (net of $1.4 million gain realized on liquidation of a foreign entity)	—	—	—	—	29.1	29.1	29.1

Comprehensive income	—	—	—	—	—	—	198.9

Adoption of SFAS No. 158 (net of tax $4.7 million)	—	—	—	—	(12.2)	(12.2)
Purchase of 8,098,625 treasury shares at market value	—	(146.8)	—	—	—	(146.8)
Sale of 2,957,018 treasury shares for proceeds of $11.8 million	—	53.1	—	(41.3)	—	11.8
Dividends paid (20 cents per common share)	—	—	—	(37.5)	—	(37.5)
Exercise of share options	0.9	—	1.5	—	—	2.4

At November 30, 2007	389.9	(111.2)	488.9	(79.5)	40.6	728.7

Accumulated Other Comprehensive Income (Loss)

For fiscal year ended November 30 (in millions)	2007	2006	2005
	$	$	$
Pensions	(15.5)	(15.0)	(4.5)
Deferred gains on derivative instruments	8.9	4.2	0.2
Share of comprehensive gain (loss) of non-consolidated joint ventures	—	0.2	(0.1)
Translation adjustments, net	47.2	18.1	5.1

Total	40.6	7.5	0.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flow

For fiscal year ended November 30 (in millions)	2007	2006	2005
	$	$	$
Cash flows provided by (used in) operating activities
Net income	153.6	236.7	139.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77.8	58.6	58.6
Amortization of dry-docking costs	15.5	14.8	12.5
Impairment of long-lived tangible assets	0.3	2.1	7.1
Share in net income of non-consolidated joint ventures	(31.3)	(41.3)	(26.9)
Dividends from non-consolidated joint ventures	24.2	14.8	14.0
Minority interest in consolidated subsidiaries	7.2	7.3	10.4
Share based compensation charge	12.4	6.2	9.5
Deferred tax	(4.3)	4.1	2.8
Gain on sale of long-lived assets	(13.6)	(38.0)	(30.8)
Gain (loss) on sale of subsidiaries	1.4	(1.0)	(3.8)
Proceeds from insurance claim	—	(3.5)	—
Changes in operating assets and liabilities, net of acquisitions:
Trade receivables	(97.4)	(128.9)	(156.8)
Prepaid expenses, other current assets and long-term receivables	5.5	(29.1)	(7.4)
Net realized mark-to-market hedging transactions	4.6	4.0	(0.6)
Inventories and work-in-progress	(6.6)	0.6	(1.7)
Accounts payable and accrued liabilities	36.1	13.3	98.0
Tax payable	145.8	(18.4)	8.1
Advance billings	(74.9)	(56.0)	139.7
Accrued salaries and benefits	(2.1)	12.5	7.3
Other short-term and other long-term liabilities	10.0	(7.0)	8.5
Payments of dry-docking costs	(15.2)	(13.6)	(16.7)

Net cash provided by operating activities	249.0	38.2	271.3

Cash flows provided by (used in) investing activities
Proceeds from sale of subsidiaries, net of cash disposed	—	1.7	19.9
Proceeds from sale of tangible assets	35.3	81.1	51.8
Proceeds from insurance claim	—	3.5	—
Purchase of tangible assets	(245.8)	(193.2)	(81.3)
Investment in non-consolidated equity investees	(18.9)	—	—
Advances to non-consolidated joint ventures	(0.4)	(11.5)	(1.9)
Repayments from non-consolidated joint ventures	—	1.1	—

Net cash (used in) provided by investing activities	(229.8)	(117.3)	(11.5)

Cash flows provided by (used in) financing activities
Repayments of existing bank credit facilities	—	—	(60.0)
Convertible debt, net of issuance costs	—	490.8	—
Loan from minority interest shareholder	—	—	(0.2)
Share buy backs	(146.8)	(16.5)	—
Payments of dividends to shareholders	(37.5)	—	—
Exercise of share options	14.3	10.8	5.5
Dividends paid to minority interests	(8.7)	(16.3)	(16.6)

Net cash (used in) provided by financing activities	(178.7)	468.8	(71.3)
Effect of exchange rate changes on cash and cash equivalents	24.7	11.8	(7.5)

Net (decrease) increase in cash and cash equivalents	(134.8)	401.5	181.0
Cash and cash equivalents at beginning of year	717.5	316.0	135.0

Cash and cash equivalents at end of year	582.7	717.5	316.0

The accompanying notes are an integral part of these Consolidated Financial Statements. Details of non-cash transactions are provided in Note 2 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. The Group

Acergy S.A., a Luxembourg company, together with its subsidiaries (collectively, ‘we’, ‘our’ or ‘us’) is one of the largest offshore services contractors in the world based on revenues. We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments.

The market for our services is dependent upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature.

2. Accounting policies

Principles of consolidation

The Consolidated Financial Statements, reported in US dollars, have been prepared in accordance with accounting principles generally accepted in the United States of America (‘US GAAP’), and include the accounts of all majority-owned companies in which we have operating control and which are not variable interest entities, as well as variable interest entities for which we are the primary beneficiary. All intra-group transactions and balances have been eliminated.

We have invested in several joint ventures. These include Nautical Vessels Pte Limited and SapuraAcergy Sdn Bhd (collectively ‘SapuraAcergy’), Seaway Heavy Lifting (‘SHL’), NKT Flexibles I/S (‘NKT Flexibles’), Global Oceon Engineers Nigeria Limited (‘Oceon’), Acergy Havila Limited (‘Acergy Havila’) and project-specific joint ventures. In these joint ventures, we have economic and voting interests of 17.5% to 50%.

Investments in non-consolidated joint ventures are accounted for under the equity method. Losses are accrued in excess of the investment value for such entities only when we are committed to provide ongoing financial support to the joint ventures.

In accordance with Interpretation No. 46 ‘Consolidation of Variable Interest Entities, and Interpretation of ARB No. 51’ (‘FIN 46R’), we commenced consolidating Sonamet Industrial S.A.R.L. (‘Sonamet’), and Sonacergy Serviços E Construções Petrolíferas Lda (‘Sonacergy’) from May 31, 2004.

Presentation of financial statements

Following a review of the various types of expenses included in the operating and overhead expense categories, the costs associated with running of various business segment offices have been taken out of operating expenses and included in SG&A. The rationale of this change is that the aforementioned costs are not directly related to operational activity. Consequently there has been a reclassification from operating expenses to SG&A in the fiscal year 2007 of $39.1 million (2006: $34.5 million; 2005 $27.1 million).

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the dates of the financial statements and the reported amounts of revenues and expenses.

In the preparation of these Consolidated Financial Statements, estimates and assumptions have been made by management including costs to complete projects, an assessment of percentage-of-completion of projects, recognition of revenue in respect of variation orders and claims, the selection of useful lives of tangible and

Notes to the Consolidated Financial Statements—(Continued)

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

The financial reporting of contracts depends on estimates, which are assessed continually during the term of these contracts. Recognized revenues and income are subject to revisions as the contract progresses to completion and refinements in estimates are reflected in the period in which the facts that give rise to the revision become known. Additional information that enhances and refines the estimating process that is obtained after the balance sheet date, but before issuance of the financial statements is reflected in the financial statements. The positive impact on gross profit from continuing operations of significant revisions to contract estimates in fiscal year 2007 was $127.9 million (2006: $74.2 million; 2005: $60.3 million). The positive/(adverse) impact on gross profit from discontinued operations of significant revisions to contract estimates in fiscal year 2007 was $10.1 million (2006: $(18.7) million; 2005: $(15.4) million). The pretax effect of these revisions to basic earnings per share for continuing operations in fiscal year 2007 was $0.68 (2006: $0.39; 2005: $0.32). These effects also reflect adjustments recorded in respect of events, claim settlements and revisions of cost estimates, which took place during the time period between the fiscal year-end and the publication of our financial statements unless the underlying event is outside the normal exposure and risk aspects of the contract in which case if material the event is disclosed as a subsequent event in Note 28 to the Consolidated Financial Statements.

Revenue recognition

Long-term contracts are accounted for using the percentage-of-completion method. Statement of Position 81-1 ‘Accounting for Performance of Certain Construction-Type Contracts’ is applied. Revenue and gross profit are recognized each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient to enable a reasonably certain forecast of gross profit to be established. In such cases, no gross profit is recognized during the period. The percentage-of-completion is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires us to make reasonably dependable estimates of progress toward completion of contract revenues and contract costs. Provisions for anticipated losses are made in the period in which they become known.

A major portion of revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be reasonably estimated. In addition, some contracts contain incentive provisions based upon performance in relation to established targets, which are recognized in the contract estimates when the targets are achieved. As at November 30, 2007 $2.6 million (2006: $nil; 2005: $nil) of revenue relating to unagreed claims was included in reported revenue or receivables that has not been subsequently collected in full.

During the course of multi-year projects the accounting estimates for the current period and/or future periods may change. The effect of such a change, which can be upward as well as downward, is accounted for in the period of change and the cumulative income recognized to date is adjusted to reflect the latest estimates. These revisions to estimates will not result in restating amounts in previous periods. Revisions of estimates are calculated on a regular basis.

Operating revenue is reported on a gross basis with regard to any related expenses in accordance with EITF Issue No. 99-19 ‘Reporting Revenue Gross as a Principal versus Net as an Agent’. Operating expenses were reported in fiscal year 2007 of $2,122.3 million (2006: $1,695.2 million; 2005: $1,217.7 million), which consists of costs associated with or directly related to, project work. These types of costs include direct costs related to a contract (e.g. procurement costs, cost of goods sold, and subcontract costs); personnel costs (e.g. salaries and

Notes to the Consolidated Financial Statements—(Continued)

benefit costs); ship and equipment costs (e.g. ship hire, equipment rental, maintenance and repair costs, mobilization costs, fuel, logistics and insurance costs); depreciation and amortization; and administrative costs for support embedded within projects.

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

Inventory

In determining the cost of inventory the weighted average cost method is used. Inventory is valued at the lower of cost and market, with provisions made against slow-moving and obsolete items. Provisions for excess and obsolete items are analyzed at least annually on the basis of inventory counts, reviews of recent and planned inventory use, assessments of technical obsolescence, and physical inspections.

Discontinued operations

Assets and disposal groups are classified as discontinued operations in accordance with Statement of Financial Accounting Standard (‘SFAS’) No. 144 ‘Accounting for the Impairment or the Disposal of Long-lived Assets’, when the operations and the cash flows of the disposal group can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the operations; the operations and cash flows of the asset and disposal groups are eliminated from ongoing operations; and there is no significant continuing involvement after the disposal transaction. In the period an asset or disposal group has been disposed of, or is classified as held for sale, the results of the operations are reported as discontinued operations in the current and prior periods. In accordance with EITF No. 87-24 ‘Allocation of Interest to Discontinued Operations’ we have allocated interest to discontinued operations. General corporate overheads are allocated to continuing operations.

Assets held for sale

Assets and disposal groups are classified as being held for sale in accordance with SFAS No. 144, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

Long-lived tangible assets

Tangible assets are recorded at cost. Interest costs incurred between the date that financing is provided for a qualifying asset and the date that the asset is ready for use are capitalized. Interest was capitalized as at November 30, 2007 was $0.8 million (2006: $nil; 2005: $0.3 million).

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

Depreciation and amortization expense from continuing operations for fiscal year 2007 was $77.8 million (2006: $58.6 million; 2005: $56.9 million).

Depreciation and amortization expense from discontinued operations for fiscal year 2007 was $nil (2006: $nil; 2005: $1.7 million).

Dry-docking costs

As a condition to continue to operate the Group’s ships and barges, major inspections and overhauls, which are required to be performed in a dry-dock, must be completed on a regular basis.

Dry-docking costs are capitalized and amortized over the period between ship dockings, which is typically between two and five years. Amortization of capitalized dry-docking costs from continuing operations for fiscal year 2007 was $15.5 million (2006: $14.8 million; 2005: $11.6 million). The unamortized portion of capitalized dry-docking costs for fiscal year 2007 of $31.2 million (2006: $28.5 million) is included in ‘deposits and non-current prepayments and receivables’ in the Consolidated Balance Sheets.

Amortization of capitalized dry-docking costs from discontinued operations for fiscal year 2007 were $nil (2006: $nil; 2005: $0.9 million).

Maintenance and repair costs from continuing operations, which are expensed as incurred, for fiscal year 2007 was $59.8 million (2006: $59.5 million; 2005: $48.1 million).

Impairment of long-lived assets and intangible assets with finite lives

In accordance with SFAS No. 144, long-lived assets and intangibles with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be

Notes to the Consolidated Financial Statements—(Continued)

recoverable. In performing the review for impairment, future cash flows expected to result from the use of the asset and its eventual disposition are estimated. If the undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the asset. The fair value is determined either through the use of an external valuation, or by means of an analysis of future cash flows on the basis of expected utilization and daily charge-out rates discounted by the weighted average cost of capital.

Other intangible assets

Intangibles with indefinite lives are not amortized, but tested for impairment annually or whenever impairment indicators arise.

Impairment of investments in non-consolidated joint ventures

Investments in non-consolidated joint ventures are reviewed periodically to assess whether there is an other than temporary decline in the carrying value of the investment. An annual review is performed to consider, among other things, whether the carrying value of the investment is able to be recovered and whether or not the investee’s ability to sustain an earnings capacity would justify the carrying value of the investment. A provision is made against non-collectibility of loans and advances made to non-consolidated joint ventures when it is probable that all amounts due are able to be collected according to the contractual terms of the agreement under SFAS No. 114 ‘Accounting by Creditors for Impairment of a Loan’.

Income taxes

Income taxes are accounted for in accordance with SFAS No. 109 ‘Accounting for Income Taxes’, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse. A valuation allowance is established to reduce the amount of deferred tax assets to an amount that the Group considers, based upon all available evidence, is more likely than not to be realized.

Operations are conducted in many countries through both subsidiaries and branches and as such we are subject to tax in a number of different jurisdictions with different taxing regimes. In some cases our operations may be subject to taxation in more than one jurisdiction and will be subject to cross-border tax treaties, where available. In these countries taxes are sometimes levied on different income bases and collected as withholding taxes deducted from gross cash receipts.

Management has established internal procedures to regularly review the status of disputed tax assessments and other uncertain tax positions, and utilizes such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition we have, under the guidance in SFAS No. 5 ‘Accounting for Contingencies’, provided for taxes in situations where tax assessments have not been received, but where it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with our interpretation of the applicable taxation law and practice.

In the normal course of our business, tax filings will become subject to enquiry and audit by the tax authorities. Therefore, during the course of a year, assessments will be received from tax authorities and will be at various stages of appeal and discussions with defenses registered against the issues being raised as appropriate.

Notes to the Consolidated Financial Statements—(Continued)

Where information available prior to the issuance of the financial statements indicates that it is probable that the liability under audit, enquiry or discussion has been incurred at the date of the financial statements and the amount of the tax can be reasonably estimated, a provision for the tax will be accrued. As forecasting the eventual outcome involves uncertainty, there can be no assurance that the eventual outcome will be in line with the position that has been taken in the financial statements.

Interest on overdue taxes is classified within interest expense and penalties assessed by tax authorities are classified within tax expense.

It is intended to indefinitely reinvest the unremitted earnings of our foreign subsidiaries incorporated in those countries which impose withholding or remittance taxes on repatriation, and accordingly the Group has made no provision for withholding and remittance taxes that would be due if such remittances were made.

Debt costs

Costs incurred in connection with issuance of debt, such as facility fees, are treated as a deferred charge and classified as a non-current asset. Such costs are amortized over the life of the debt as additional interest.

Convertible notes

Convertible notes are accounted for in accordance with APB No. 14: ‘Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants’ and therefore no portion of the proceeds from the issuance of the convertible notes is attributed to the conversion feature. The costs incurred in connection with the issuance of the convertible notes are treated as a deferred debt cost and amortized over the life of the convertible notes. If the convertible notes are converted at the option of the holders the deferred debt cost will be expensed immediately.

Restructuring charges

Restructuring charges are accrued in respect of existing post-employment plans, which include statutory legal requirements to pay redundancy costs, under SFAS No. 112 ‘Employer’s Accounting for Post-Employment Benefits’. In these circumstances, a provision for redundancy costs is accrued at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Where the termination costs are of a ‘one-time’ involuntary nature, SFAS No. 146 ‘Accounting for Costs Associated with Exit and Disposal Activities’ is applied. This includes costs for redundancies, which are over and above the statutory requirements, and the costs for vacated property, and provide for these costs at fair value at the date the termination plans are communicated to employees and when committed to the plan, and it is unlikely that significant changes will be made to the plan.

Recognition of provisions for contingencies

In the ordinary course of business, the Group is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with FASB Interpretation No. 14 ‘Reasonable Estimation of the Amount of a Loss’, if it is determined that the reasonable estimate of the loss is a range and that there is no best estimate within the range, provision will be made for the lower amount of the range. Legal costs are expensed as incurred.

Notes to the Consolidated Financial Statements—(Continued)

Provision for warranty costs arising in relation to long-term contracts is made if they qualify for recognition in accordance with SFAS No. 5, as detailed above. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reasonably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding. The movements in the warranty provisions are as follows:

For fiscal year (in millions)	2007	2006
	$	$
At December 1	0.7	—
Charged during fiscal year	—	0.7

At November 30	0.7	0.7

Research and development expenditure

The costs of research and development are expensed as incurred.

Minority interest

Minority interest expense is accrued, reflecting the portion of the earnings of the consolidated operations that are applicable to the minority interest partners. The minority interest amounts recorded in the accompanying Consolidated Financial Statements primarily represent the share of minority partners’ interest of 33 1/3% in Alto Mar Girassol, and 45% in both Sonamet and Sonacergy.

Treasury shares

Capital stock acquired that is not retired is carried at cost and reflected as a separate reduction of shareholders’ equity. As at November 30, 2007 6,056,407 common shares (2006: 1,793,921 common shares) were held as treasury shares. 879,121 common shares (2006: 879,121 common shares) are held by an indirect, wholly-owned subsidiary of Acergy S.A. In accordance with ARB 43 ‘Restatement and Revisions of Accounting Research Bulletins’ losses incurred on the sale of treasury shares are transferred to the accumulated deficit.

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

Share-based compensation

Share-based compensation is accounted for in accordance with SFAS No.123 (revised 2004) ‘Share-Based Payments’ (‘SFAS No.123(R)’). Compensation expense is based on the fair value of an award at the date of grant and is recognized over the requisite service period using the graded vesting attribution method. The determination of the grant date of all options is based on the date of approval by the Compensation Committee. Compensation expense is recognized for plans with non-market based performance conditions if achievement of those conditions is probable, and is charged using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan (‘SMIP’), which are charged on a straight-line basis.

Notes to the Consolidated Financial Statements—(Continued)

According to SFAS No. 123 ‘Accounting for Stock-Based Compensation’ (‘SFAS No.123’), the required pro forma disclosures for the periods prior to adoption of SFAS 123(R) as if the fair-value method of accounting had been applied.

As required by SFAS No.123, net income (loss) would be changed to the following pro forma amounts if the fair-value method of accounting had been applied. The compensation cost is charged to operations using the graded vesting attribution method, except for options granted under the Senior Management Incentive Plan (‘SMIP’), which are charged to operations on a straight-line basis.

For fiscal year (in millions, except per share data)	2005
$
Net income, as reported	139.5
Add back: SMIP cost expensed as per APB Opinion No. 25, net of tax	9.5
Total stock-based employee compensation expense determined under the fair value method, net of tax	(5.1)
Net income pro forma	143.9
Net income per share, as reported
Basic	0.73
Diluted	0.71
Net income per share pro forma
Basic	0.75
Diluted	0.74

Foreign currency translation

Acergy S.A. is incorporated in Luxembourg and, given the nature of our business, operates in a US dollar economic environment. The reporting currency is the US dollar. The functional currencies of the companies that comprise the Acergy Africa and Mediterranean segment are dependent upon the geographical location of the activities and are either Euro, Central African franc, Nigerian naira, or US dollar. The functional currencies of the companies that comprise the Acergy Northern Europe and Canada segment are dependent upon the geographical location of the activities and are either Norwegian krone, British pound sterling, Canadian dollar, or US dollar. The US dollar is the functional currency of the most significant subsidiaries within Acergy North America and Mexico, Acergy South America and Acergy Asia and Middle East. In Acergy South America the functional currencies of the most significant subsidiaries are the Brazilian reale and US dollar. In Acergy Asia and Middle East America the functional currencies of the most significant subsidiaries are the Australian dollar and US dollar.

Exchange gains and losses resulting from transactions denominated in a currency other than that of the functional currency are included in ‘foreign currency exchange (losses) gains, net’ in the accompanying Consolidated Statements of Operations except for those arising on ‘trade receivables’ and ‘accounts payable and accrued liabilities’ balances which are classified as ‘operating expenses’. In accordance with SFAS No. 52 ‘Foreign Currency Translation’, unrealized foreign exchange gains and losses on revaluation of long-term intra-group balances, which are not planned or anticipated to be settled in the foreseeable future, are included within ‘Accumulated other comprehensive income’ (‘AOCI’). Foreign exchange gains and losses are recorded in the Consolidated Statement of Operations for those intra-group balances that do not meet this criteria.

Financial statements of subsidiaries are translated from their functional currencies (usually local currencies) into US dollars. Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at exchange rates which approximate the average exchange rates prevailing during the period. The resulting translation adjustments are recorded in a

Notes to the Consolidated Financial Statements—(Continued)

separate component of AOCI as ‘translation adjustments, net’ in the accompanying Consolidated Statements of Changes in Shareholders’ Equity.

Derivatives and hedging activities

The Group’s operations are in a large number of countries and, as a result, we are exposed to currency fluctuations as a result of incurring operating expenses in the normal course of business.

Open speculative positions are not entered into. Derivatives (foreign exchange forward and swap contracts) are accounted for in accordance with SFAS No. 133 ‘Accounting for Derivative Instruments and Hedging Activities’, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Hedging effectiveness is measured quarterly using the dollar-offset method applied on a cumulative basis. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative instrument are recorded in AOCI in the Consolidated Balance Sheets until the hedged item affects earnings, and ineffective or excluded portions of changes in the fair value are recognized in the Consolidated Statements of Operations—‘foreign currency exchange (losses) gains, net’ as they arise. If the derivative instrument is terminated or settled prior to the expected maturity or realization of the underlying hedged item or if the hedging relationship is otherwise terminated, hedge accounting is discontinued prospectively.

Pension commitments

The Group accounts for its post-retirement benefit plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions”, SFAS No. 88 “Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits other than Pensions”. The principle underlying these accounting standards is that the cost of providing these benefits is recognized in income over the service lives of the participating employees.

For defined contribution plans, the cost of providing the benefits represents the Group’s contributions to the plans and is recognized in income in the period in which the contributions fall due.

For defined benefit plans, the cost of providing the benefits is determined based on actuarial valuations of each of the plans that are carried out annually by independent qualified actuaries. Plan assets (if any) are measured at fair value. Benefit obligations are measured using the projected unit credit method.

The Group uses the so-called “corridor approach” whereby to the extent that cumulative actuarial gains and losses exceed 10% of the greater of the market related value of the plan assets and the projected benefit obligation at the beginning of the fiscal year, they are amortized to income over the average remaining service lives of participating employees.

Effective November 30, 2007, the Group adopted the recognition provisions of SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements no. 87, 88, 106, and 132(R)”. Accordingly, the Group’s statement of financial position as at November 30, 2007 includes the net total for each plan of the fair value of the plan assets (if any) less the projected benefit obligation. The net total for all plans in surplus is classified as a long-term asset. The net total for all plans in deficit is classified as a long-term liability except to the extent of any excess of the benefits expected to be payable within one year over the fair value of the plan assets which is classified as a current liability.

Notes to the Consolidated Financial Statements—(Continued)

As at November 30, 2007, the previously unrecognized net prior service cost, the unrecognized net actuarial loss and the unrecognized net transition obligation were recognized and it became no longer necessary to recognize the minimum pension liability and the related intangible asset.

Supplemental cash flow information

In fiscal year 2007, $34.4 million was invested in SHL as discussed in Note 11 ‘Investments in and advances to non-consolidated joint ventures’ of the Consolidated Financial Statements. This was satisfied by a cash contribution of $18.8 million and $15.6 million in lieu of a dividend due from SHL. There were no non-cash financing transactions in fiscal year 2006. In fiscal year 2005 it includes the non-cash proceeds on disposal of Paragon Engineering Services, Inc.

Non-cash financing and investing activities and selected cash flow information are as follows:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Non-cash activities
Non-cash proceeds on disposal of Paragon Engineering Services, Inc.	—	—	(4.4)
Non-cash investment in non-consolidated equity investees in lieu of dividend	15.6	—	—
Other selected cash flow information
Interest paid	(12.2)	(1.5)	(4.0)
Income taxes paid	(75.9)	(65.5)	(19.3)

Impact of recently issued but not yet adopted new accounting standards

As we will be adopting IFRS from December 1, 2007, we will not be assessing the future impact of the following recently issued but not yet adopted accounting standards: SFAS No. 141(R) ‘Business Combinations’; SFAS No. 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’; SFAS No. 160 ‘Non-controlling Interests in Consolidated Financial Statements’; and FASB Interpretation No. 48, (‘FIN 48’) ‘Accounting for Uncertainty in Income Taxes’.

International Financial Reporting Standards

Acergy S.A. is domiciled and registered in Luxembourg and the Luxembourg authorities have granted an exemption from the requirement to adopt International Financial Reporting Standards (‘IFRS’) until the accounting period beginning on or after January 1, 2007. IFRS has been adopted on December 1, 2007 and we will publish comparative Consolidated Financial Statements for fiscal year ended November 30, 2007 in the Group’s 2008 annual report. IFRS has replaced accounting principles generally accepted in the United States as our reporting framework with effect from December 1, 2007.

Notes to the Consolidated Financial Statements—(Continued)

3. Discontinued operations

The amount of net operating revenues and income (loss) before income taxes reported in discontinued operations are as follows:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Net operating revenues from discontinued operations(a)	16.9	66.6	222.6
Interest expense allocated to discontinued operations	—	—	(0.3)
Income (loss) from discontinued operations before taxation	5.9	(18.2)	6.0
Gain on disposal of discontinued operations before taxation	—	35.1	27.1
Income tax provision	—	(1.1)	—

Income (loss) from discontinued operations	5.9	15.8	33.1

(a)	Income from discontinued operations by segment is given in Note 20 ‘Segment and related information’ below.

During fiscal year 2005 as part of the decision to re-focus Acergy North America and Mexico operations on core expertise of deepwater Subsea construction, Umbilicals, Risers and Flowlines (‘SURF’) a number of assets were identified for disposal in the Inspection, Maintenance and Repair (‘IMR’) and Conventional segments. The ships and barges offered for sale were the Seaway Defender, American Constitution, American Star, American Triumph, American Victory, American Diver, American Liberty, Seaway Kestrel and the DLB801. The shore support bases at Fourchon and Port of Iberia in the state of Louisana in United States of America and the equipment at these bases were also offered for sale.

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

Discontinued operations in fiscal year 2006 and 2007 represent the results of the completion of the Conventional projects offshore Trinidad and Tobago that were in progress at the date of the agreement with Cal Dive. After the 2005 year-end, Seaway Kestrel and DLB801 continued with their specific work programs to complete the remaining scope of work on the these projects offshore Trinidad and Tobago up to the dates they were sold to Cal Dive after which third-party assets were contracted to finalize these projects. The Trinidad and Tobago projects completed the offshore operations during the first quarter of fiscal year 2007.

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

5. Trade receivables

Trade receivables as at November 30, 2007 of $707.9 million (2006: $546.1 million) are net of allowances for doubtful accounts of $2.2 million (2006: $2.4 million). Included in trade receivables are unbilled receivables relating to revenue recognized on the basis of the percentage-of-completion method as at November 30, 2007 of

Notes to the Consolidated Financial Statements—(Continued)

$262.3 million (2006: $187.1 million). The amounts withheld by clients as retentions as at November 30, 2007 is $54.7 million (2006: $24.5 million), constitute amounts withheld as a guarantee to be paid on project completion.

As at November 30, 2007 and November 30, 2006, no material amounts were included under trade receivables that were under dispute.

Concentration of credit risk

Substantially all trade account receivables are from companies in the oil and gas exploration and production sector. Ongoing credit evaluations are conducted on clients’ financial condition and the credit extended is limited when deemed necessary but no collateral is required.

Accounts receivable includes, in respect of the largest client as at November 30, 2007 $153.9 million (2006: $115.8 million), and in respect of the second largest client $136.2 million (2006: $69.0 million).

6. Inventories

Inventories are stated at the lower of cost or market value as follows:

As at November 30 (in millions)	2007	2006
	$	$
Materials and spares	21.4	15.0
Consumables	9.2	8.5

Total	30.6	23.5

7. Employee loans

Included in prepaid expenses and other current assets are loans to employees as at November 30, 2007 of $2.3 million (2006: $1.4 million). These consist primarily of salary and travel advances to a large number of employees in furtherance of our business.

8. Assets held for sale

Assets held for sale as at November 30, 2007 were as follows:

•

Balikpapan—Land, buildings and office equipment in Acergy Asia and Middle East. The assets are expected to be sold in fiscal year 2008 as part of the decision to dispose of some Indonesian assets involved with shallow water and diving activities.

Disposal groups held for sale comprised assets as follows:

As at November 30 (in millions)	2007	2006
	$	$
Net long-lived tangible assets	1.1	16.7

Total assets held for sale	1.1	16.7

Notes to the Consolidated Financial Statements—(Continued)

Allocation of assets held for sale by segment is as follows:

As at November 30 (in millions)	2007 Assets	2007 Liabilities	2006 Assets	2006 Liabilities
	$	$	$	$
Acergy Africa and Mediterranean	—	—	16.7	—
Acergy Asia and Middle East	1.1	—	—	—

Total assets held for sale	1.1	—	16.7	—

The disposal of the business and assets, which were held for sale as at November 30, 2006 related to a J Lay Tower, in Acergy Africa and Mediterranean, which was sold to our Joint Venture, SapuraAcergy, as part of the shareholders’ agreements for proceeds of $18.0 million. The sale was completed in the first half of fiscal year 2007 resulting in a gain on disposal of $0.7 million after elimination of our share of the gain.

The results of the sales of long-lived tangible assets and subsidiaries are as follows:

Long-lived tangible assets sold

For fiscal year (in millions)	2007 Net book value		2007 Proceeds	2007 Gain
	$		$	$
Continuing operations:
J-Lay tower	17.3	(a)	18.0	0.7
Acergy Asia and Middle East (Arwana, Golek, Polka and Handil Base)	3.5		9.2	5.7
Acergy Asia and Middle East (Diving and Survey Equipment)	0.7		7.5	6.8
Other long-lived assets	0.2		0.6	0.4

Total from continuing operations	21.7		35.3	13.6

(a)	The net book value of $17.3 million includes the elimination of our share of the gain on disposal of the J-Lay tower to our 50% joint venture SapuraAcergy.

Subsidiaries sold

For fiscal year (in millions)	2007 Net book value	2007 Proceeds	2007 Gain [loss]
	$	$	$
Reclassification of foreign currency translation adjustments upon liquidation of entities	—	(1.4)	(1.4)
Total	—	(1.4)	(1.4)

Notes to the Consolidated Financial Statements—(Continued)

Long-lived tangible assets sold

For fiscal year (in millions)	2006 Net book value	2006 Proceeds		2006 Gain
	$	$		$
Continuing operations:
Nigerian shallow water ships (American Pride and American Independence)	0.4	3.3		2.9
Other long-lived assets	0.6	0.6		0.0

Total from continuing operations	1.0	3.9		2.9
Discontinued operations:
Acergy North America and Mexico ships (DLB 801 and Seaway Kestrel)	42.1	77.2	(a)	35.1

Total including discontinued operations	43.1	81.1		38.0

(a)	The net proceeds were $77.2 million after deducting the $3.2 million of selling expenses from the cash proceeds of $80.4 million from the sale of the derrick lay barge DLB 801 ($40.5 million) and the sale of the reel pipe-lay ship Seaway Kestrel ($39.9 million).

Subsidiaries sold

For fiscal year (in millions)	2006 Net book value	2006 Proceeds	2006 Gain (loss)
	$	$	$
Shallow water diving business SCS Nigeria Ltd	0.5	2.2	1.7
Cost related to the liquidation of entities	—	(0.7)	(0.7)

Total	0.5	1.5	1.0

Long-lived tangible assets sold

For fiscal year (in millions)	2005 Net book value	2005 Proceeds	2005 Gain
	$	$	$
Continuing operations:
Trenching and ploughing assets	2.8	5.1	2.3
Handil Base	0.9	2.1	1.2
Other long-lived assets	1.9	2.1	0.2
Total from continuing operations	5.6	9.3	3.7
Discontinued operations:
Acergy North America and Mexico ships and bases	15.4	42.5	27.1

Total including discontinued operations	21.0	51.8	30.8

Notes to the Consolidated Financial Statements—(Continued)

Subsidiaries sold

For fiscal year (in millions)	2005 Net book value	2005 Proceeds	2005 Gain
	$	$	$
Paragon Engineering Services, Inc.	25.5	27.6	2.1
National Hyperbaric Centre Ltd	0.6	2.3	1.7

Sub-total	26.1	29.9	3.8

Non-cash proceeds		(4.4)
Cash included in above disposals		(5.6)

Total		19.9

In fiscal year 2003, a number of assets and businesses were identified which were no longer considered essential to be owned or performed by us in-house in order to execute core operations. Services such as surface welding and Remotely Operated Vehicles (‘ROV’) drill support services are not central to our focus on the SURF market. Nevertheless, such services will remain part of the project bidding and when clients in the future require such services, these will be purchased from third parties. A divestment program was commenced in 2003, and the majority of the significant disposals were completed by the first quarter of 2005.

Furthermore, engineering functions have been reorganized and integrated into our regional structure. This involved the retention and reallocation of approximately 100 engineers from the Paragon Companies (comprised of Paragon Litwin, Paragon Italia S.r.L. and Paragon Engineering Services, Inc.). Consequently engineering services are no longer required which had previously had been provided by the Paragon Companies.

9. Tangible long-lived assets, net

Tangible assets are as follows:

As at November 30 (in millions)	2007 Gross value	2007 Accumulated depreciation	2007 Net book value	2007%	2006 Gross value	2006 Accumulated depreciation	2006 Net book value	2006%
	$	$	$		$	$	$
Construction support ships	566.5	(284.3)	282.2	36	586.3	(254.4)	331.9	52
Operating equipment	667.8	(203.7)	464.1	59	443.7	(169.4)	274.3	42
Land and buildings	36.5	(13.6)	22.9	3	41.7	(12.7)	29.0	4
Other assets	41.0	(22.4)	18.6	2	24.9	(14.5)	10.4	2

Total	1,311.8	(524.0)	787.8	100	1,096.6	(451.0)	645.6	100

Impairments of long-lived tangible assets in fiscal year 2007

Impairment charges were recorded from continuing operations in respect of long-lived assets in fiscal year 2007 of $0.3 million, as follows:

•

Bucksburn land and buildings—$0.2 million—An impairment charge was recorded in the second quarter of fiscal year 2007 of $0.2 million to reduce the net book value to $8.3 million, which is the expected proceeds from the disposal of these assets, following the decision to relocate the offices in Aberdeen, Scotland.

Notes to the Consolidated Financial Statements—(Continued)

•

Under-utilized mobile equipment—$0.1 million—A 120 tonne tensioner was identified to be underutilized, and with no anticipated utilization for fiscal year 2008. The hydraulic power unit of the tensioner was also damaged beyond repair. As a result of the underutilization and the costs to repair the power unit, an impairment charge of $0.1 million was recorded in the fourth quarter to reduce the net book value of the asset to $nil.

Impairments of long-lived tangible assets in fiscal year 2006

Impairment charges recorded from continuing operations in respect of long-lived assets, in fiscal year 2006 of $2.1 million, were in relation to:

Under-utilized mobile equipment—An impairment charge was recorded in the third quarter of fiscal year 2006 of $0.7 million which comprised $0.1million impairment charge related to a 120 tonne tensioner experiencing a low utilization level and $0.6 million impairment charge related to a winch used to pull in SC Risers and flexibles that the client declined to purchase and for which there was no alternative use. A further impairment charge was recorded in the fourth quarter of fiscal year 2006 of $1.4 million for a second winch used to pull in SC Risers and flexibles. This was fully impaired as it became apparent that the technical requirements for a project execution had changed and no further use was expected for this type of winch.

Impairments of long-lived tangible assets in fiscal year 2005

Impairment charges were recorded from continuing operations in respect of long-lived assets, in fiscal year 2005 of $7.1 million, as follows:

•

Warri yard—$5.4 million—The fabrication yard in Warri, Nigeria was identified to be underutilized during the preparation of the 2006 operating budget in October 2005. An impairment charge of $5.4 million, based on fair value calculations using discounted cash flows, was recorded in the fourth quarter of fiscal year 2005 to reduce the net book value of this asset to $nil.

•

Under-utilized mobile equipment—$1.5 million—An impairment charge was recorded in the third quarter of fiscal year 2005 for the SC Riser. This equipment, which is one of two risers owned by us, is installed on a client’s ship. The net book value of $1.7 million was adjusted for an impairment charge of $1.0 million following receipt of an offer by the client and the equipment was reported as an ‘Asset held for sale’ as at November 30, 2005. In the fourth quarter of fiscal year 2005, the Matis 3, a pipeline tie-in system, was stored and no job had been identified for this equipment during the 2006 budget process in October 2005. An impairment charge was recorded of $0.5 million to reduce the net book value to $nil.

•

Nanterre office furniture—$0.2 million—In January 2006, Acergy Africa and Mediterranean relocated its office from Nanterre to Suresnes, near Paris. This decision made in fiscal year 2005, triggered an impairment charge of $0.2 million for the furniture in the Nanterre office which would not be transferred to the new office in Suresnes.

10. Other intangible assets

There were net intangible assets as at November 30, 2007 of $3.7 million (2006: $4.1 million), of which $3.1 million (2006: $3.4 million) related to Sonamet representing the fair value of a lease access premium for the Lobito Yard in Angola at favorable rates. This intangible asset had a gross value as at November 30, 2007 of $4.7 million (2006: $4.7 million), accumulated amortization of $1.6 million (2006: $1.3 million) and a useful life of 18 years as of the first date of consolidation. The amortization expense for fiscal year 2007 was $0.3 million (2006: $0.3 million; 2005: $0.3 million).

The amortization is expected for fiscal year 2008 to be $0.3 million and for each of the four years thereafter.

Notes to the Consolidated Financial Statements—(Continued)

11. Investments in and advances to non-consolidated joint ventures

Investments in joint ventures are as follows:

As at November 30 (in millions)	Country	Acergy Business Segment	Ownership	2007	2006
			%	$	$
Mar Profundo Girassol (‘MPG’)	Angola	Africa and Mediterranean	50	—	0.8
Dalia FPSO	Angola	Africa and Mediterranean	17.5	6.4	2.7
Global Oceon Engineers Nigeria Limited (‘Oceon’)	Nigeria	Africa and Mediterranean	40	—	—
Acergy/Subsea 7	Norway	Northern Europe and Canada	50	2.5	6.3
Kingfisher D.A.	Norway	Northern Europe and Canada	50	—	0.1
Acergy Havila Limited (‘Acergy Havila’)	UK and Norway	Northern Europe and Canada	50	—	—
SapuraAcergy	Malaysia	Asia and Middle East	50	—	9.9
Seaway Heavy Lifting (‘SHL’)	Cyprus	Corporate	50	53.5	27.5
NKT Flexibles I/S (‘NKT Flexibles’)	Denmark	Corporate	49	35.6	20.9

Total				98.0	68.2

The movement in the balance of equity investments, including long-term advances during the fiscal years 2007 and 2006 were as follows:

For fiscal year (in millions)	2007	2006
	$	$
At December 1	68.2	27.8
Share in net income of joint ventures and associates	31.3	41.3
Dividends distributed to the group	(40.6)	(14.8)
Increase in investment	34.5	11.5
Gain on sale of asset	(0.7)	—
Reclassification of negative equity balance as liabilities	1.5	—
Change in fair value of derivative instruments	(0.3)	0.2
Impact of currency translation	4.1	2.2

At November 30	98.0	68.2

Share in net income of non-consolidated joint ventures and associates

For fiscal year (in millions)	2007	2006	2005
	$	$	$
MPG	(0.1)	0.5	5.2
Dalia FPSO	3.4	2.0	1.8
Oceon	(0.5)	—	—
Acergy/Subsea 7(a)	12.3	16.7	7.3
Kingfisher D.A.	—	—	3.9
Acergy Havila	—	—	—
EPIC JV	—	—	0.1
SapuraAcergy	(10.3)	(1.6)	—
SHL	8.8	15.5	8.5
NKT Flexibles	17.7	8.2	0.1

Total	31.3	41.3	26.9

(a)	Includes the result of Acergy/Subsea 7 $2.9 million for 2007 (2006: $7.6 million; 2005: $7.3 million), FTP By-Pass project $nil for 2007 (2006: $9.1 million; 2005: $nil), H7 By-Pass project $7.6 million for 2007 (2006: $nil; 2005: $nil) and Consortium agreement $1.8 million for 2007 (2006: $nil; 2005: $nil).

Notes to the Consolidated Financial Statements—(Continued)

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures.

Dividend distributed to the Group

In fiscal year 2007 we received a total of $40.6 million dividends from seven joint ventures (three with Acergy/Subsea 7, and one from each of the following: NKT Flexibles, MPG, Kingfisher D.A. and SHL).

In fiscal year 2006 we received a total of $14.8 million dividends from three joint ventures (two with Acergy/Subsea 7 and one with MPG).

Increase in investment

In the fiscal year 2007, the Group and our joint venture partner K&S Baltic Offshore (Cyprus) Limited, increased the investment in SHL to contribute to the construction of the new ship Oleg Strashnov. The Group’s contribution was $34.4 million. $0.1 million was also invested in a new joint venture Oceon with our joint venture partner Petrolog Engineering Services Ltd in Nigeria.

In fiscal year 2006, further investments were undertaken in two new joint ventures with SapuraCrest Petroleum, in Acergy Asia and Middle-East. Investment in the entity owning the ship being built, the Sapura 3000 was $11.0 million and $0.5 million in the operating entity.

Reclassification of negative equity balance as liabilities

The Group accrue losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture. Our share of any net liabilities of joint ventures is classified in accounts payable and accrued liabilities. Accordingly, a $1.5 million reclassification was recorded in fiscal year 2007 in respect of our share of liabilities, $1.0 million for SapuraAcergy, $0.4 million for Oceon and $0.1 million for MPG (2006: $nil).

Change in fair value of derivative instruments

This item is our share of the movement in fair values of forward contracts taken out during fiscal years 2005 to 2007 by the Dalia joint venture. This is reported through other comprehensive income in accordance with SFAS No. 133 as hedge accounting criteria have been met. In fiscal year 2007 all hedges matured.

Impact of currency translation

This relates to the translation of investments in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles and Acergy/Subsea 7.

Summarized financial information

Summarized financial information for non-consolidated joint ventures, representing 100% of the respective amounts included in the joint ventures’ financial statements, is as follows:

Notes to the Consolidated Financial Statements—(Continued)

Aggregated income statement data for non-consolidated joint ventures

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Net operating revenue	445.9	523.1	405.4
Gross profit	168.9	193.2	100.4
Net income	86.9	111.1	68.2

Balance sheet data

As at November 30 (in millions)	2007	2006
	$	$
Current assets	430.1	348.0
Non-current assets	399.7	190.9
Current liabilities	296.0	232.0
Long-term liabilities	288.8	125.0

Transactions with joint ventures

Certain contractual services are conducted through joint ventures for commercial reasons.

The income statement data for the non-consolidated joint ventures presented above includes the following expenses related to transactions for charter hire in fiscal year 2007 of $14.6 million (2006: $12.5 million; 2005: $10.0 million) and other expenses including general and administrative charges in fiscal year 2007 of $48.9 million (2006: $43.4 million; 2005: $33.1 million).

Non-consolidated joint ventures received, in respect of goods and services provided, in fiscal year 2007 $51.6 million (2006: $40.2 million; 2005: $20.2 million).

Balance sheet data includes amounts payable to joint ventures, as at November 30, 2007 of $nil (2006: $1.2 million) and short-term amounts receivable as at November 30, 2007 of $17.5 million (2006: $11.6 million) and long-term amounts receivable as at November 30, 2007 of $21.3 million (2006: $11.0 million).

Details of guarantees provided to third parties in respect of performance by joint ventures are disclosed in Note 27 ‘Guarantees’.

12. Income tax

The income tax provision, which is in respect of continuing operations and arises in foreign jurisdictions outside Luxembourg, is as follows:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Current	204.2	69.5	10.1
Deferred	(4.3)	4.1	2.8

Income tax provision	199.9	73.6	12.9

Tax debited (credited) to other comprehensive income for fiscal year 2007 was $5.6 million (2006: $(17.4) million; 2005: $0.7 million).

Notes to the Consolidated Financial Statements—(Continued)

Analysis of tax charge

Acergy S.A., is an exempt 1929 Luxembourg Holding Company. Luxembourg tax law provides for a special tax regime for 1929 Holding Companies and consequently Acergy S.A. is not subject to income tax in Luxembourg. Income taxes have been provided based on the tax laws and rates in the countries where business operations have been established and earn income. The tax charge for us is determined by applying the statutory tax rate to the profits earned in the jurisdictions in which we operate, taking account of permanent differences between book and tax profits.

Continuing operations

The income tax provision has been reconciled to an effective tax rate for fiscal year 2007 of 30% (2006: 30%; 2005: 30%), being the expected blended statutory tax rate taking into consideration the jurisdictions in which the Group operates as follows:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Income from continuing operations before taxation and minority interests	354.8	301.8	129.7
Expected tax provision at 30%	106.4	90.5	38.9
Benefit of UK Tonnage Tax Regime	(0.5)	(7.1)	(3.4)
Tax rate differences	4.1	2.2	12.3
Adjustments relating to prior years	48.2	3.3	(21.8)
Change in valuation allowances	29.2	3.2	(4.5)
Profits not subject to tax	(20.8)	(36.3)	(18.6)
Withholding taxes	29.1	27.1	11.6
Other net permanent differences	4.2	(9.3)	(1.6)

Income tax provision	199.9	73.6	12.9

Discontinued operations

In addition to the above, current tax charge on discontinued operations for fiscal year 2007 was $nil (2006:$1.1 million, 2005: $nil).

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Income (loss) from discontinued operations before taxation	5.9	(18.2)	6.0
Gain on disposal of discontinued operations	—	35.1	27.1

	5.9	16.9	33.1

Expected tax charge at 30%	1.8	5.1	9.9
Change in valuation allowance	(1.8)	(4.0)	(9.9)

Income tax provision	—	1.1	—

Notes to the Consolidated Financial Statements—(Continued)

Deferred taxes

Deferred tax assets and deferred tax liabilities are as follows:

As at November 30 (in millions)	2007	2006
	$	$
Deferred tax assets:
Net operating losses carried forward	85.9	52.1
Accrued expenses and provisions not currently deductible	67.8	57.9
Tangible asset temporary differences	4.3	8.8
Valuation allowance	(106.1)	(88.6)

	51.9	30.2
Deferred tax liabilities:
Tangible asset temporary differences	(21.6)	(12.7)

Net deferred tax assets	30.3	17.5

Short-term deferred tax asset	30.7	22.9
Short-term deferred tax liability	(4.1)	(6.6)
Long-term deferred tax asset	17.5	8.1
Long-term deferred tax liability	(13.8)	(6.9)

Net deferred tax assets	30.3	17.5

Deferred tax assets and liabilities are recognized for the anticipated future effect of temporary differences between the financial statements and the tax treatment using the tax rates currently in effect or future enacted rates if different from current rates. A valuation allowance is recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized.

Deferred taxes have not been recognized on the unremitted earnings of foreign subsidiaries that are permanently reinvested. If the retained earnings of all of Acergy S.A.’s subsidiaries were to be repatriated to Acergy S.A. withholding and remittance taxes would be due in some, but not all instances. No provision for such taxation has been recorded, as it is intended to indefinitely invest the undistributed earnings of Acergy S.A. subsidiaries incorporated in those countries which impose withholding or remittance taxes. As disclosed in Note 28 ‘Subsequent events’ below, the Board has resolved to recommend a payment of a dividend of 21 cents (2006: 20 cents) per common share for 2008 to external shareholders, subject to shareholder approval at the annual general meeting. The Board considers that Acergy will have the capacity to continue to pay dividends at such a rate for the foreseeable future, subject to Acergy’s capital requirements and other factors the Board may take into consideration in any given year, without incurring irrecoverable withholding and remittance taxes.

The gross outside basis difference in respect of permanently reinvested earnings in our own subsidiaries is estimated at $950.9 million (2006: $561.8 million). In the event of remittance of earnings, withholding taxes of $174.2 million (2006: $110.8 million) would be due and a current tax liability of $14.2 million (2006: $0.8 million) would be recorded.

Notes to the Consolidated Financial Statements—(Continued)

Net Operating Losses (NOLs) (including IRC s.163j’s in US)

NOLs to carry forward in various countries will expire as follows:

As at November 30 (in millions)	2007	2006
	$	$
Within five years	56.1	—
6 to 10 years	—	—
11 to 15 years	—	56.8
16 to 20 years	160.1	74.1
Without time limit	41.2	23.1

Total	257.4	154.0

At the tax rates prevailing in the countries where the NOL arose, this gives rise to a deferred tax asset of $85.9 million (2006: $52.1 million). A valuation allowance is then recorded against this deferred tax asset in cases where it is not considered more likely than not that the Group’s subsidiaries will generate sufficient profits to utilize these NOLs.

The majority of NOLs are concentrated in the US where our ability to carry forward NOLs is subject to a limitation as a consequence of SNSA having sold its remaining stock in the Company in 2005. As at November 30, 2007, it is considered likely that we will be able to access NOLs arising both before and after the date of the change of control of $101.4million (2006: $8.7 million). In addition to NOLs the Group has IRC s.163j suspended interest deductions of $57.6m. However, with a history of incurring losses for tax purposes in the US, a 100% valuation allowance has been maintained in the US on the NOLs and IRC s.163j suspended interest deductions.

Valuation allowance

Valuation allowances have been recorded in the following tax jurisdictions as follows:

As at November 30 (in millions)	2007	2006
	$	$
Africa	38.7	—
Brazil	4.5	2.0
France	2.7	2.1
United Kingdom	—	6.6
United States	52.0	74.0
Other	8.2	3.9

Total	106.1	88.6

Tonnage tax

Our tax charge reflects a net benefit in fiscal year 2007 of $0.5 million (2006: $7.1 million) as a result of being taxable under the current UK Tonnage Tax Regime, as compared to the UK tax that would be payable had an election to join the tonnage tax regime not been made.

Under the current UK tonnage tax legislation, a proportion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of ships are sold and not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax Regime. Management has made

Notes to the Consolidated Financial Statements—(Continued)

no provision for the contingent liability relating to ships because it is not probable that it will sell ships under circumstances that cause a charge to income taxes to arise. The unrecorded contingent liability in respect of these ships as at November 30, 2007 was $5.1 million (2006: $16.4 million).

Refer below regarding the proposed changes in the UK Tonnage Tax Regime.

Tax contingencies

Our Operations are carried out in several countries, through branches and subsidiaries and tax filings are subject to the jurisdiction of a significant number of taxing authorities. Furthermore, the offshore mobile nature of our operations means that we routinely have to deal with complex transfer pricing, permanent establishment and other similar international tax issues as well as competing tax systems where tax treaties may not exist.

In the ordinary course of events our operations will be subject to audit, enquiry and possible re-assessment by different taxing authorities. In accordance with SFAS No. 5 ‘Accounting for Contingencies’ management provides taxes for the amounts that it considers probable of being payable as a result of these audits and for which a reasonable estimate may be made. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognized to our tax provisions in later years as and when these and other matters are finalized with the appropriate tax administrations.

In the year to 30 November 2007, a net tax charge of $49 million (excluding interest which has been charged to the interest line) was accrued in respect of ongoing tax audits ($26 million) and the review of uncertain tax positions undertaken in the year ($23 million). In accordance with the provisions of FAS 109 (9) (e), an additional amount of $10.8 million in respect of tax on intra-group transfers of assets was deferred as prepayments in the balance sheet. Details are shown below.

Whilst the company has made the incremental provision noted in the preceding paragraph, reflecting the company’s view of the most likely outcomes, it is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amount the company has provided. Details of the amounts provided and unprovided are shown below.

In 2007, operations in various countries were subject to enquiries, audits and disputes, including but not limited to those in France, Netherlands, UK, USA, Norway, Indonesia and Congo. These audits are all at various different stages of completion. The incremental adjustment arising from these tax audits was an additional provision of $36.8 million (2006: $0.5 million) including penalties but excluding interest. In accordance with the provisions of FAS 109 (9) (e), of the incremental provision of $36.8 million, an amount of $10.8 million (tax and penalties) relating to intercompany transfers of depreciable assets, has been recorded in prepaid expenses in the Consolidated Balance Sheet and not charged to the Consolidated Statement of Operations. Under FAS 109 (9) (e), these prepaid expenses will be amortized to the Consolidated Statement of Operations over the useful life of the underlying assets. This incremental provision arises from both agreed adjustments and changes in the estimated amount probable of being paid in two countries, the Netherlands and France. Our operations in these territories have co-operated fully with the relevant tax authorities whilst seeking to robustly defend their tax positions. Whilst the Dutch audit was resolved in the year, the audit in France, which commenced in February 2007, has continued into 2008. The audit in the Netherlands covered the years between 2000 to 2004. The tax audit in France involves several legal entities and initially covered the years from 2004 to 2006. However, the audit scope has effectively been extended to 2000 by way of a challenge to the utilization of losses brought forward. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as more routine domestic French matters.

Notes to the Consolidated Financial Statements—(Continued)

This has created added complexity and uncertainty, and has caused management to reassess its estimates of the eventual probable outcome and increase its pre-existing provision for French taxes. It may be necessary to defend our tax filings in court if a reasonable settlement cannot be reached with the French tax authorities.

In addition to the tax audit noted above, in October 2007, the French tax authorities also conducted a formal search of our French subsidiary’s offices in Paris. The documents authorizing the search claim that Acergy had inaccurately reported to the French tax authorities the extent of Acergy’s activities and revenues in France in an effort to minimize French taxes. The Group will defend their tax positions and has appealed the authorization to search to the French Supreme Court.

During 2007, in preparation for the possible adoption of FIN 48 next year, management also completed a detailed review of uncertain tax positions across the group. Although the Company does not now have to adopt FIN 48 because of the move to IFRS with effect from December 1, 2007, the information gathered during this review was used in quantifying the best estimate of the probable liability accrued under SFAS 5 (‘Accounting for Contingencies’) as at November 30, 2007. The principal risks identified during this review were issues that arise in respect of permanent establishment, transfer pricing and other similar international tax issues. In common with other international groups, the conflict between the Group’s global operating model and the jurisdictional approach of taxing authorities often leads to uncertainty on tax positions. Based on this review, management has revised its estimate of the most probable liability and has accrued additional taxes of $23 million excluding interest. In addition to those liabilities deemed probable, the company also identified other uncertain tax positions which are considered less than probable but more than remote. Currently no provision is carried for these additional risk items.

In the UK, an enquiry was started with respect to the Group’s UK ship owning companies and the amount of profits allocated to transport activities and therefore eligible for tonnage tax treatment. Under the Tonnage Tax Regime the commercial profits of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) are subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry covers 2003 but is expected to extend into later years during the course of 2008. Whilst it is considered possible that a liability will arise, currently no provision has been accrued for this risk. This risk cannot be reasonably estimated at this stage and the eventual resolution and quantification of this contingency will be influenced by the recently announced changes to the UK Tonnage Tax Regime (refer below).

The cumulative benefit for all years to November 30, 2007 (as disclosed in our previous accounts) arising from being within the Tonnage Tax Regime since 2002 is $11.6 million, excluding the total release of the deferred tax liability on ships of $36 million in the years ended November 30, 2001 and 2002. Had the Group not been (wholly or partially) within the Tonnage Tax Regime, it is likely that additional accelerated capital allowances would have been available on fixed asset additions to reduce the immediate cash tax cost of any successful challenge by the UK tax authorities. However this would have increased the total deferred tax liability.

On January 23, 2008, the UK Government signaled its intention to change the tonnage tax legislation prospectively with effect from April 1, 2008 following discussions with the European Commission on the interpretation of the guidelines on State Aid. Whilst we are currently evaluating the impact of this change in legislation, as currently drafted, it would exclude the ships owned by our UK ship owning companies from the UK Tonnage Tax Regime.

Notes to the Consolidated Financial Statements—(Continued)

13. Pension commitments

In September 2006, the FASB issued Statement of Financial Accounting Standards (‘SFAS’) No. 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)’. This statement requires an entity to recognize the over-funded or under- funded status of its post-retirement benefit plan(s) as an asset or a liability in its financial statements and to recognize, through other comprehensive income, certain changes in the funded status of a defined benefit plan in the year in which the changes occur. We adopted the provisions of SFAS. No 158 as of November 30, 2007. Restatement of previously issued results is not required.

The impact of adopting SFAS No. 158 on the Consolidated Financial Statements as at November 30, 2007 was as follows:

As at November 30 (in millions)	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
	$	$	$
Other intangible assets	3.8	(0.1)	3.7
Deferred taxes (non-current)	11.5	6.0	17.5
Prepaid pension asset	2.9	(0.9)	2.0
Accrued pension liability	(19.6)	(17.2)	(36.8)
Accumulated other comprehensive income	(52.8)	12.2	(40.6)

The amounts recognized in OCI, before tax as of November 30, 2007, are as follows:

As at November 30 (in millions)	2007
$
Net actuarial loss	18.3
Prior service cost	3.3
Net translation obligation asset	(0.1)
Total	21.5

The amounts in OCI expected to be amortized as components of net periodic benefit cost in fiscal year 2008, are as follows:

For fiscal year (in millions)	2008
$
Net actuarial loss	1.3
Prior service cost	0.2
Total	1.5

Both defined contribution and defined benefit pension plans are operated, depending on location, covering certain qualifying employees. Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for fiscal year 2007 was $6.7 million (2006: $3.7 million, 2005: $3.0 million).

Defined benefit pension plans are operated as both funded and unfunded. The benefits under the defined benefit pension plans are based on years of service and salary levels. Plan assets of the funded schemes are primarily comprised of marketable securities.

Notes to the Consolidated Financial Statements—(Continued)

The pension asset/liability is analyzed as follows:

As at November 30 (in millions)	2007	2006
	$	$
Minimum liability adjustment for funded schemes	—	23.0
Pension liability for funded schemes in deficit	25.7	—
Pension liability for unfunded schemes(a)	10.6	6.0
Indonesian retirement indemnity	0.5	0.5

Pension liability	36.8	29.5

Pension asset for funded schemes in surplus	2.0	—

Pension asset	2.0	5.9

Overall net pension liability	34.8	23.6

(a)	Includes the French retirement indemnity plan and $1.2 million (2005: $0.9 million) in relation to the unfunded Norwegian state pension plan.

UK and Norwegian defined benefit pension plans

The UK and Norwegian plans are primarily funded plans, although they also include the benefit obligations in relation to an unfunded Norwegian state pension plan. A reconciliation of benefit obligation and plan assets are as follows:

For fiscal year (in millions)	2007	2006
	$	$
Change in benefit obligation:
At December 1	84.2	51.0
Service cost	10.1	3.9
Members’ contributions	0.2	0.2
Interest cost	4.2	2.5
Actuarial losses (gains)	(19.0)	21.1
Benefits paid from plan assets	(1.1)	(1.3)
Norwegian national insurance	2.3	—
Other	(2.9)	—
Foreign currency exchange rate changes	8.9	6.8

At November 30	86.9	84.2

Change in fair value of plan assets:
At December 1	50.7	39.1
Actual return on plan assets	3.4	1.8
Members’ contributions	0.2	0.2
Company contributions	6.3	6.1
Benefits paid from plan assets	(1.1)	(1.3)
Other	(2.3)	—
Foreign currency exchange rate changes	4.8	4.8

At November 30	62.0	50.7

Overall status	(24.9)	(33.5)

The movements in the benefit obligation during fiscal year 2007 were primarily due to the increased number of employees within the defined benefit pension plans, the change in assumptions in respect of discount rates and rate of compensation increase, together with foreign currency exchange rate changes.

Notes to the Consolidated Financial Statements—(Continued)

The funded status of UK and Norwegian the defined benefit pension plans and reconciliation to amounts recognized in the Consolidated Balance Sheet are as follows:

As at November 30 (in millions)	2007	2006
	$	$
Funded status of the plans	(24.9)	(33.5)
Unrecognized net actuarial loss	—	38.0
Unrecognized prior service benefit	—	0.6
Unrecognized net transition obligation	—	(0.1)

Net amount recognized	(24.9)	5.0

Amounts recognized in the Consolidated Balance Sheet are as follows:

As at November 30 (in millions)	2007	2006
	$	$
Prepaid pension asset	2.0	5.9
Accrued pension liability	(26.9)	(0.9)

Net amount recognized	(24.9)	5.0

The accumulated benefit obligation for all funded pension plans excluding the unfunded Norwegian state pension plan as at November 30, 2007 was $65.9 million (2006: $67.5 million).

As at November 30, 2007, the prepaid pension asset includes $nil (2006: $3.7 million) in relation to defined benefit plans within which the accumulated benefit obligation is in excess of the value of the plan assets. The projected benefit obligations of all plans with an accumulated benefit obligation in excess of plan assets, as at November 30, 2007, was $79.3 million (2006: $78.1 million) and the fair value of assets under these plans as at November 30, 2007 was $54.9 million (2006: $45.0 million). The accumulated benefit obligations under these plans as at November 30, 2007 was $62.9 million (2006: $64.0 million).

Prior to the adoption of SFAS No. 158, an additional minimum pension liability adjustment was required when the accumulated benefit obligation in a plan exceeded the fair value of the underlying plan assets. This was prescribed in SFAS No. 87 ‘Employers’ Accounting for Pensions’. As at November 30, 2006, included within the accrued pension liability was a cumulative adjustment for minimum liability of $23.0 million for two of the defined benefit plans. The corresponding entry, recorded as a component of other comprehensive income, was $15.0 million (net of deferred tax of $6.3 million) after foreign currency exchange rate changes $1.7 million.

The funded defined benefit pension plans’ weighted average asset allocations and the target allocations by asset category are as follows:

As at November 30	2007 Target Allocation	2007	2006
	%	%	%
Equities	43	44	40
Bonds	42	38	51
Real estate	9	10	8
Other	6	8	1

Total	100	100	100

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

The weighted average assumptions used to determine obligations of funded defined benefit pension plans are as follows:

For fiscal year	2007	2006	2005
	%	%	%
Discount rate	5.7	4.7	4.9
Rate of compensation increase	4.3	4.4	3.2

The weighted average assumptions used to determine benefit costs of funded defined benefit pension plans are as follows:

For fiscal year	2007	2006	2005
	%	%	%
Discount rate	4.7	4.9	5.7
Expected return on plan assets	6.3	6.3	6.9
Rate of compensation increase	4.4	3.2	3.2

The assumptions take into account the evaluation of the plans’ assets, the plans’ proposed asset allocation, historical trends and experience, and current and expected market conditions.

The expected future cash flows of the funded defined benefit plans are as follows:

For fiscal year (in millions)	2007	2006
	$	$
Estimated future benefit payments:
2008	1.1	0.8
2009	1.5	1.0
2010	1.3	1.4
2011	1.8	1.3
2012	2.0	1.6
2013–2017	11.3	9.4
Estimated future contributions:
2008	5.8	6.4

Net periodic pension benefit costs for funded defined benefit plans are as follows:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Service cost	10.1	3.9	3.0
Interest cost	4.2	2.5	2.3
Expected return on plan assets	(3.5)	(2.6)	(2.4)
Amortization of transition obligation	—	(0.1)	(0.1)
Amortization of net actuarial losses	2.8	2.4	0.6
Amortization of prior service benefit	0.1	(0.4)	0.2
Foreign currency exchange rate changes	(2.9)	(0.8)	0.2

Benefit cost	10.8	4.9	3.8

Notes to the Consolidated Financial Statements—(Continued)

French retirement indemnity plan

The benefit obligation and accrued pension liability of the unfunded French retirement indemnity plan are as follows:

For fiscal year (in millions)	2007	2006
	$	$
At December 1	7.2	3.6
Service cost	0.6	0.3
Interest cost	0.3	0.2
Actuarial loss (gain)	0.4	2.7
Benefits paid	(0.5)	—
Other	0.5	—
Foreign currency exchange rate changes	0.9	0.4

At November 30	9.4	7.2

The unfunded status of the unfunded retirement indemnity reconciled to the recognized liability is as follows:

As at November 30 (in millions)	2007	2006
	$	$
Unfunded status of the plans	9.4	7.2
Unrecognized (loss) gain	—	(2.1)

Net amount recognized	9.4	5.1

The weighted average assumptions to determine net periodic benefit costs used for the French retirement indemnity plan are as follows:

For fiscal year	2007	2006	2005
	%	%	%
Discount rate	4.5	4.5	5.0
Expected return on plan assets	n/a	n/a	n/a
Rate of compensation increase	2.5	2.5	2.5

Net periodic pension benefit for the French retirement indemnity plan is as follows:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Service cost	0.6	0.3	0.2
Interest cost	0.3	0.2	0.2
Amortization of prior service benefit	1.0	—	—
Foreign currency exchange rate changes	(0.1)	0.5	(0.5)

Benefit cost	1.8	1.0	(0.1)

Notes to the Consolidated Financial Statements—(Continued)

Indonesian retirement indemnity plan

In Indonesia, retirement indemnities that are paid as a lump sum upon retirement have been accrued as at November 30, 2007 of $0.5 million (2006: $0.5 million). They are primarily based upon the employees’ years of service and salary levels.

14. Bank overdraft and lines of short-term credit

Overdraft facilities of $43.6 million (2006: $41.9 million) with various maturities up to August 10, 2011 were in place. Approximately $30 million of the aforementioned overdraft facilities can only be drawn if there is an equal amount of capacity available for revolving loans under a $400 million amended and restated revolving credit and guarantee facility, see Note 15. No drawings were made as at November 30, 2007.

15. Long-term debt

Long-term debt is as follows:

As at November 30 (in millions)	2007	2006
	$	$
$500 million 2.25 per cent convertible notes due 2013	500.0	500.0
Other(a)	9.5	9.5

Total long-term debt	509.5	509.5

Current portion:
Other(a)	3.2	2.4

Total current portion	3.2	2.4

Long-term portion:
$500 million 2.25 per cent convertible notes due 2013	500.0	500.0
Other(a)	6.3	7.1

Total long-term portion	506.3	507.1

(a)	This comprises a loan provided by Sonangol to Sonamet. This loan is unsecured, bears interest at a fixed rate of 2.75% per year and is repaid in annual installments for a remaining period of at least three years as at November 30, 2007.

The debt outstanding comprised the $500 million convertible notes, and the loan provided by Sonangol to Sonamet as at November 30, 2007 of $9.5 million. The only debt facilities available were $84.4 million under the $400 million amended and restated revolving credit and guarantee facility (see below).

Commitment fees for any unused lines of credit expensed during fiscal year 2007 were $0.3 million (2006: $0.5 million; 2005: $1.2 million). The weighted average interest rate paid on drawdown of the loan facility was nil% (2006: nil%).

Facilities

The following facilities were available as at November 30, 2007:

The $400 million amended and restated revolving credit and guarantee facility

The $400 million amended and restated revolving credit and guarantee facility, as amended on August 10, 2006 has a maturity of August 10, 2011. The sub-limit for cash drawings is $100 million. The facility is guaranteed by Acergy S.A.

Notes to the Consolidated Financial Statements—(Continued)

During fiscal year 2006, when the facility was renegotiated, we incurred approximately $1 million in fees associated with this arrangement, which has been capitalized and is being amortized over the remaining term of the agreement.

The facility is used for general corporate purposes including the financing of ships and includes the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of August 10, 2011. Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees. Borrowings under this facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain legal customary conditions. Additionally under this facility performance guarantees can be issued with a maturity no later than February 10, 2013.

The facility utilization is as follows:

As at November 30 (millions)	2007 Utilized	2007 Unutilized		2007 Total	2006 Utilized	2006 Unutilized		2006 Total
	$	$		$	$	$		$
Cash loans	—	84.4	(a)	84.4	—	100.0	(a)	100.0
Guarantees facility	315.6	—		315.6	267.4	32.6		300.0

Total	315.6	84.4		400.0	267.4	132.6		400.0

(a)	The unutilized portion of the cash loan facility was available for guarantees.

The facility contains certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization (‘EBITDA’), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, the facility also contains negative pledges with respect to accounts receivable and cash and includes representations, affirmative covenants and negative covenants and events of defaults which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

Interest on the facility is payable at LIBOR plus a margin which is linked to the ratio of net debt to EBITDA and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months and is reviewed every three months. The fee applicable for performance guarantees is linked to the same ratio, may range from 0.4% per year to 0.95% per year and is currently fixed at 0.4% subject to review every three months.

The $500 million 2.25 per cent convertible notes due 2013

On September 11, 2006 the launch and pricing of an offering was announced of $500 million in aggregate principal amount of convertible notes due in fiscal year 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million are capitalized within assets in the Consolidated Balance Sheets and are being amortized over the term of the convertible notes using the effective interest rate method.

Notes to the Consolidated Financial Statements—(Continued)

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

The noteholders were granted an option which allows them to convert the convertible notes into common shares with an initial conversion price of $24.05 equivalent to 20,790,021 common shares, or approximately 10.7% of our existing issued share capital as at November 30, 2006. This was subsequently revised to $23.80 on May 31, 2007 following the payment of the dividend. The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide ‘fair value’ adjustments for items such as payment of dividends and events like a change of control which can affect materially the marketability, liquidity or volatility of common shares.

There is also an option for Acergy to call the convertible notes after 4 years and 14 days from the date of issue if the price of the common shares exceeds 130% of the then prevailing conversion price over a specified period.

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

The convertible notes were underwritten jointly by UBS and Lehman Brothers with the Bank of New York acting as Trustee and Agent.

There were no conversions of these convertible notes as of November 30, 2007.

16. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are as follows:

As at November 30 (in millions)	2007	2006
	$	$
Invoice accruals	245.1	293.6
Trade payables	258.1	214.4
Provision for loss-making contracts	19.8	17.8

Total	523.0	525.8

Notes to the Consolidated Financial Statements—(Continued)

17. Related party transactions

Stolt-Nielsen S.A. (‘SNSA’) sold its remaining shareholding in Acergy in fiscal year 2005 on January 13, 2005. Consequently they were no longer a related party for fiscal years 2007 and 2006.

Related party transactions paid to/received from SNSA are as follows:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Corporate services agreement	—	—	0.3
Other (receipts) charges	—	—	2.9

Total	—	—	3.2

Corporate services agreement

Pursuant to a corporate services agreement, during fiscal years 2007, 2006 and 2005, SNSA supplied, through a subsidiary, risk management and other services. The fee for these services was subject to negotiation and agreement with SNSA on an annual basis.

During fiscal year 2005 SNSA supplied risk management services between December 1, 2004 and January 13, 2005. In addition and, until the end of June 2005, accounting services were provided to us for a lump sum fee and partly for an annual fee based on costs incurred in rendering those services. The fees for these management services were $0.3 million for the period to January 13, 2005. The fees were included as a component of SG&A expenses in the Consolidated Statements of Operations.

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

Captive insurance company

SNSA owns Marlowe Insurance Ltd., a Bermuda captive insurance company (‘Marlowe’) through which certain of our interests were insured. A wholly-owned subsidiary of SNSA owns all of the common stock of Marlowe and we own one class of non-voting preference shares. In light of SNSA’s phased sale of its holdings of our stock, during 2005 we ceased to acquire insurance from or through Marlowe with effect from the expiration of the various insurance policies placed with or through Marlowe. As at November 30, 2007 we have settled our account with Marlowe and disposed of our minority shareholding in Marlowe. There was no gain or loss as a result of this settlement.

Other matters

Transactions are routinely engaged in with a range of other related parties whose relationship arises through the joint ventures discussed above in Note 11 to the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements—(Continued)

18. Restructuring provisions

For fiscal year (in millions)	Real estate costs	Personnel and redundancy costs	Total
	$	$	$
At December 1, 2004	4.7	0.6	5.3
Movements from continuing operations:
Released to income in fiscal year	(1.9)	—	(1.9)
Paid in fiscal year	(2.3)	(0.6)	(2.9)
Other(a)	(0.3)	—	(0.3)

At November 30, 2005	0.2	—	0.2

Movements from continuing operations:
Paid in fiscal year	(0.2)	—	(0.2)

At November 30, 2006	—	—	—

Movements from continuing operations:	—	—	—
Paid in fiscal year	—	—	—

At November 30, 2007	—	—	—

(a)	Includes the effect of exchange rate changes.

The restructuring provisions for continuing operations had been fully utilized at the start of fiscal year 2007. The real estate costs provision were set up in fiscal year 2003 and resulted from the implementation of the management team’s business strategy for financial recovery, which included the restructuring of our cost and asset base. The real estate provision related to Acergy Africa and Mediterranean, and comprised accrued rental for office space vacated by Paragon Litwin. The personnel and redundancy provision related to severance payments, vacation paid-in-lieu, and outplacement fees, and were principally incurred in Acergy Northern Europe and Canada, Acergy Africa and Mediterranean, Acergy Corporate and Acergy North America and Mexico, due to the need to reduce staffing levels in Aberdeen, Stavanger, Nanterre, Corporate and Houston offices to reflect lower levels of business expected in 2004.

Notes to the Consolidated Financial Statements—(Continued)

19. Operating leases

Total operating lease commitments as at November 30, 2007 were $339.4 million (2006: $295.1 million). Charter hire obligations towards certain construction support, diving support, survey and inspection ships of the total commitments was $229.9 million (2006: $166.9 million). The remaining obligations related to office facilities and equipment as at November 30, 2007 of $109.5 million (2006: $128.2 million).

Total minimum annual lease commitments payable and sublease rentals receivable, analyzed by year are as follows:

For fiscal year (in millions)	2007 Operating Leases	2007 Sublease Rentals
	$	$
2008	107.2	42.8
2009	75.2	44.0
2010	56.5	44.0
2011	41.7	44.0
2012	28.5	44.0
Thereafter(a)	30.3	20.7

Total(b)	339.4	239.5

(a)	Excludes the following main renewal options: Polar Queen—two renewal options, one for three years at the end of 2012 followed by a further option for one year; Acergy Petrel—annual renewal options commencing in 2008 for each of the fifteen subsequent years; Far Saga—one renewal option for two years mid-2010; Normand Mermaid—one renewal option for one year.
(b)	Excludes the following future commitments for which the lease term has not commenced: Acergy Viking commencing December 2007 for eight years ($76 million) with options for a further twelve years; the Skandi Acergy charter commencing in 2008 for eight years ($180.4 million) with options for a further five years; Acergy Merlin commencing in 2008 for five years ($66.0 million) with an option for a further four years; Acergy Havila commencing in 2010 for ten years ($255.0 million) with an option for a further ten years: Aberdeen Office commencing in 2008 for 20 years ($113.8 million).

Total minimum annual lease commitments payable and sublease rentals receivable, analyzed by currency are as follows:

For fiscal year (in millions)	2007 US dollar Equivalent	2007 Sublease Rentals
	$	$
US dollar	213.1	155.0
Euro	53.3	7.0
Norwegian krone	53.0	—
Singapore dollar	2.4	—
British pound sterling	15.4	—
Nigerian naira	0.9	—
Central African franc	0.7	—
Australian dollar	0.5	—
Canadian dollar	0.1	—
Brazilian real	—	77.5

Total	339.4	239.5

Total operating lease rentals charged as an expense for fiscal year 2007 was $95.4 million (2006: $58.4 million; 2005: $35.4 million). Total operating sub-lease revenue for fiscal year 2007 was $92.0 million (2006:$0.6 million; 2005:$1.9 million).

Notes to the Consolidated Financial Statements—(Continued)

20. Segment and related information

Operations are managed through five geographical segments. In addition there is the Corporate segment through which activities are managed that serve more than one segment, as described in more detail below. The chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer and for each segment he is supported by a Vice President who is responsible for managing all aspects of the projects within the segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. Segments may provide support to other segments; examples are the Mexilhao project where Acergy Northern Europe and Canada provides support to Acergy South America and the PRA-1 project where Acergy North America and Mexico provides support to Acergy South America.

Business segments are based on the geographic distribution of the activities are as follows:

Acergy Africa and Mediterranean

This segment includes all activities in Africa and Mediterranean and has its office in Suresnes, France, and operates fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada

This segment includes all activities in Northern Europe, Eastern Canada and Azerbaijan and has offices in Aberdeen, UK; Stavanger, Norway; Moscow, Russia; and St Johns, Canada.

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

Acergy Corporate

This segment includes all activities that serve more than one segment. These include: assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of our businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and SHL, a joint venture with a subsidiary of the Russian Oil Company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

Acergy Corporate also included the results of Paragon Engineering Services, Inc., up until the date of its disposal to AMEC plc effective January 19, 2005. Its office is located in Sunbury-on-Thames, UK.

Notes to the Consolidated Financial Statements—(Continued)

Summarized financial information concerning each reportable segment is as follows:

For fiscal year 2007 (in millions)	Africa and Mediterranean	Northern Europe and Canada	North America and Mexico	South America	Asia and Middle East	Corporate	Total continuing operations	North America and Mexico discontinued operations(c)
	$	$	$	$	$	$	$	$
Net operating revenue(a)	1,398.4	907.8	3.2	247.9	102.4	3.7	2,663.4	16.9
Operating expenses	(1,071.0)	(713.7)	(3.2)	(245.9)	(101.1)	12.6	(2,122.3)	(6.4)
Share in net income of non-consolidated joint ventures	2.8	12.3	—	—	(10.3)	26.5	31.3	—
Depreciation and amortization	(28.6)	(10.5)	(0.1)	(10.1)	(1.3)	(27.2)	(77.8)	—
Impairment of long-lived tangible assets	—	(0.1)	—	—	—	(0.2)	(0.3)	—
Research and development	—	—	—	—	—	(4.2)	(4.2)	—
Interest expense	(9.3)	(0.1)	—	—	—	(13.5)	(22.9)	—
Interest income	1.5	5.4	0.1	—	1.3	22.5	30.8	—
Income before income taxes	194.0	153.7	(5.2)	(10.4)	(15.6)	31.1	347.6	5.9
Income tax (provision) benefit	(148.4)	(38.1)	0.2	(2.6)	(4.9)	(6.1)	(199.9)	—
Net income	45.6	115.6	(5.0)	(13.0)	(20.5)	25.0	147.7	5.9
Segment assets	743.4	291.3	27.1	218.9	99.1	1,041.7	2,421.5	—
Long-lived assets(b)	256.3	122.7	0.3	126.3	49.1	408.5	963.2	—
Investments in and advances to non-consolidated joint ventures	6.4	2.5	—	—	—	89.1	98.0	—
Capital expenditures	45.7	2.8	—	36.1	19.2	142.0	245.8	—

(a)	Revenue represents only the external revenues earned by the segments.
(b)	Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
(c)	See Note 3 ‘Discontinued operations’ above.

Notes to the Consolidated Financial Statements—(Continued)

For fiscal year 2006 (in millions)	Africa and Mediterranean	Northern Europe and Canada	North America and Mexico	South America	Asia and Middle East	Corporate	Total continuing operations	North America and Mexico discontinued operations(c)
	$	$	$	$	$	$	$	$
Net operating revenue(a)	1,045.5	827.2	38.0	82.6	129.8	1.1	2,124.2	66.6
Operating expenses	(827.9)	(663.5)	(31.7)	(68.7)	(112.9)	9.5	(1,695.2)	(79.6)
Share in net income of non-consolidated joint ventures	2.5	16.7	—	—	(1.6)	23.7	41.3	—
Depreciation and amortization	(20.0)	(10.1)	(0.6)	(6.5)	(0.7)	(20.7)	(58.6)	—
Impairment of long-lived tangible assets	—	—	—	—	—	(2.1)	(2.1)	—
Research and development	—	—	—	—	—	(3.1)	(3.1)	—
Interest expense	(0.5)	(0.1)	(0.1)	—	—	(3.5)	(4.2)	—
Interest income	2.0	1.1	0.2	0.1	0.5	14.9	18.8	—
Income before income taxes	133.9	122.5	2.8	4.5	1.1	29.7	294.5	16.9
Income tax (provision) benefit	(36.3)	(33.1)	—	0.2	(1.0)	(3.4)	(73.6)	(1.1)
Net income	97.6	89.4	2.8	4.7	0.1	26.3	220.9	15.8
Segment assets	598.3	313.0	60.6	144.2	79.4	1,013.7	2,209.2	—
Long-lived assets(b)	246.5	124.2	1.6	115.3	28.0	251.8	767.4	—
Investments in and advances to non-consolidated joint ventures	3.5	6.4	—	—	9.9	48.4	68.2	—
Capital expenditures	67.7	12.7	—	35.6	1.2	76.0	193.2	—

(a)	Revenue represents only the external revenues earned by the segments.
(b)	Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
(c)	See Note 3 ‘Discontinued operations’ above.

Notes to the Consolidated Financial Statements—(Continued)

For fiscal year 2005 (in millions)	Africa and Mediterranean	Northern Europe and Canada	North America and Mexico	South America	Asia and Middle East	Corporate	Total continuing operations	North America and Mexico discontinued operations(c)
	$	$	$	$	$	$	$	$
Net operating revenue(a)	714.1	579.0	49.1	50.2	80.7	10.2	1,483.3	222.6
Operating expenses	(575.5)	(477.0)	(48.5)	(44.0)	(71.2)	(1.5)	(1,217.7)	(205.8)
Share in net income of non-consolidated joint ventures	7.0	11.3	—	—	—	8.6	26.9	—
Depreciation and amortization	(20.2)	(9.1)	(1.2)	(5.8)	(1.6)	(19.0)	(56.9)	(1.7)
Impairment of long-lived tangible assets	(5.6)	—	—	—	—	(1.5)	(7.1)	—
Restructuring credits	1.9	—	—	—	—	—	1.9	—
Research and development	—	—	—	—	—	(1.7)	(1.7)	—
Interest expense	(2.9)	(1.5)	(0.5)	(0.9)	(0.2)	2.0	(4.0)	(0.3)
Interest income	—	—	—	—	—	3.9	3.9	—
Income (loss) before income taxes	49.4	67.0	(1.8)	(1.9)	2.3	4.3	119.3	33.1
Income tax (provision) benefit	(9.4)	(5.1)	—	(0.4)	(1.4)	3.4	(12.9)	—
Net income (loss)	40.0	61.9	(1.8)	(2.3)	0.9	7.7	106.4	33.1
Segment assets	388.9	271.5	110.2	79.0	50.8	484.1	1,384.5	—
Long-lived assets(b)	195.0	119.1	3.1	58.0	5.7	144.8	525.7	—
Investments in and advances to non-consolidated joint ventures	2.5	2.2	—	—	—	23.1	27.8	—
Capital expenditures	41.7	16.1	—	3.8	0.2	15.5	77.3	4.0

(a)	Revenue represents only the external revenues earned by the segments.
(b)	Long-lived assets include tangible assets, non-current receivables and investments in and advances to non-consolidated joint ventures.
(c)	See Note 3 ‘Discontinued operations’ above.

Notes to the Consolidated Financial Statements—(Continued)

The classification of the service capabilities, are as follows:

Subsea construction, Umbilicals, Risers and Flowlines (‘SURF’)

This comprises the engineering, procurement and construction work relating to oil and gas fields that are developed subsea (in which the production wellhead is on the seabed), as opposed to surface installations (in which the production wellhead is above the surface on a platform). This includes large multi-year projects encompassing all pipelay, riser and umbilical activities of a complete field development, tieback projects, which involve pipelaying, umbilical installation and, in some cases, trenching or ploughing, to connect a new or additional subsea development to an existing production facility. The installation of jumpers and spool pieces, as well as hyperbaric welding, are also typical SURF activities. This category also includes construction and diving support ship charters and rental of equipment including construction support ROVs. The proportion of net operating revenue from continuing operations for SURF activities for fiscal year 2007 was 72% (2006: 64%; 2005: 53%).

Conventional

This comprises engineering, construction, installation and refurbishment activities relating to shallow water platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts. Conventional activities include design, construction and installation of fixed platforms. This category also includes survey/IMR ship charters and equipment rental in relation to Conventional activities. The proportion of net operating revenue from continuing operations for Conventional activities for fiscal year 2007 was 13% (2006: 18%; 2005: 26%).

Inspection, Maintenance and Repair (‘IMR’)

This comprises, among other things, platform surveys, debris removal and pipeline inspections using divers and/or ROVs on producing oil and gas field infrastructure, as a regular activity throughout the life of the offshore field. IMR activities are conducted both under long-term frame agreements with clients and also in the spot market. This category also includes ship charters and equipment rental relating to IMR activities. The proportion of net operating revenue from continuing operations for IMR activities for fiscal year 2007 was 3% (2006: 6%; 2005: 7%).

Trunklines

This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing the Acergy Piper pipelay barge. The proportion of net operating revenue from continuing operations for Trunkline activities for fiscal year 2007 was 10% (2006: 9%; 2005: 11%).

Survey

This comprises of support for both external clients and internal projects in the fields of construction support, pipeline inspection and seabed mapping using specialized survey ships and Survey ROVs. The construction support activities include, among other things, pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on top-sides (Rope Access). The proportion of net operating revenue from continuing operations for Survey activities for fiscal year 2007 was 2% (2006: 3%; 2005: 2%).

Notes to the Consolidated Financial Statements—(Continued)

Corporate

This comprises all activities that serve more than one segment including the joint ventures: NKT Flexibles, Seaway Heavy Lifting (SHL), and assets that have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment. It also includes management of offshore personnel, captive insurance activities and management and corporate services provided for the benefit of all our businesses. The proportion of net operating revenue from continuing operations for Conventional activities for fiscal year 2007 was nil% (2006: nil%; 2005: 1%).

Field decommissioning services are also provided at the end of the working life of an offshore oilfield, although no material revenues were generated during any of the periods presented.

Net operating revenue from continuing operations by service capability are as follows:

For fiscal year (in millions)	2007 $	2006 $	2005 $
SURF	1,905.2	1,356.3	783.5
Conventional	354.0	390.4	391.6
IMR	81.2	129.6	111.9
Trunklines	257.1	190.9	158.6
Survey	62.5	55.9	27.1
Corporate	3.4	1.1	10.6

Total net operating revenue	2,663.4	2,124.2	1,483.3

For fiscal year 2007, two clients each individually accounted for more than 10% of our total revenue from continuing operations. Our largest client contributed $647.3 million, representing 24.3% of our total revenue from continuing operations, and recognized in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Our second largest client accounted for $311.1 million representing 11.7% of our total revenue from continuing operations and reported in Africa and Mediterranean and Acergy Northern Europe and Canada.

For fiscal year 2006, three clients each individually accounted for more than 10% of the total revenue from continuing operations. The largest client contributed $493.8 million, representing 23.2% of total revenue from continuing operations, and recognized in Acergy Africa and Mediterranean. The second largest client accounted for $356.5 million representing 16.8% of total revenue from continuing operations and reported in Acergy Northern Europe and Canada. $314.6 million, representing 14.8% of total revenue from continuing operations was recorded from the third largest client in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

During fiscal year 2005, four clients each individually accounted for more than 10% of total revenue from continuing operations. Revenue from the largest client was $301.5 million, representing 20.3% of total revenue. This revenue was attributable to Acergy Northern Europe and Canada. The revenue from the second largest client was $218.2 million representing 14.7% of total revenue and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada, Acergy North America and Mexico and Acergy Asia and Middle East. $204.4 million, representing 13.8% of total revenue was recorded from the third largest client in Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. The fourth largest client accounted for $191.0 million of revenue, representing 12.9% of total revenue recognized in Acergy Africa and Mediterranean and Acergy Northern Europe and Canada.

Notes to the Consolidated Financial Statements—(Continued)

21. Common shares and treasury shares

Common shares and treasury shares are as follows:

As at November 30 (in millions)	2007 Number of shares	2007 Par value	2006 Number of shares	2006 Par value
		$		$
Common shares, $2.00 par value—authorized	230.0	460.0	230.0	460.0

Shares issued	195.0	389.9	194.5	389.0
Shares outstanding (excludes common shares held as treasury shares)	188.0	376.0	192.7	385.4

Treasury shares(a)	7.0	13.9	1.8	3.6

(a)	The treasury shares valued at cost as at November 30, 2007 were $111.2 million (2006: $17.5 million; 2005: $1.0 million).

During fiscal year 2007, the following transactions occurred:

•

The Company reissued 2,957,018 from our treasury shares to satisfy share option exercises for a total consideration of $11.8 million. The costs of these shares were $53.1 million leading to a loss of $41.3 million. In addition 446,847 new shares were issued to satisfy further share option exercises for a consideration of $2.4 million.

•	The Company repurchased 8,098,625 common shares for a total consideration of $146.8 million.

During fiscal year 2006 the following transactions occurred:

•	1,744,533 options were exercised, as disclosed in Note 23 ‘Share option plans’ below.

•

On September 11, 2006 the commencement of the share buyback program was announced, up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board at the annual general meeting held on May 15, 2006 for a maximum aggregate consideration of $300 million. Any such repurchases are open market repurchases on the Oslo Stock Exchange. During fiscal year 2006 914,800 common shares had been repurchased for a total consideration of $16.5 million.

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

The consolidated deficit represented undistributed earnings of non-consolidated joint ventures as at November 30, 2007 of $63.5 million (2006: $36.3 million).

22. Earnings per share

Basic earnings per share amounts are calculated by dividing the net income by the weighted average number of shares outstanding during the fiscal year. For the diluted earnings per share calculation the net income from continuing operations is adjusted for the effect of the convertible notes and the weighted average number of shares outstanding is adjusted for the potential dilutive effect of share options and the convertible notes.

Notes to the Consolidated Financial Statements—(Continued)

Reconciliations of the net income and weighted average number of shares outstanding are as follows:

For fiscal year (in millions)	2007	2006	2005
	$	$	$
Basic:
Income from continuing operations	147.7	220.9	106.4
Income from discontinued operations	5.9	15.8	33.1

Net income	153.6	236.7	139.5

Diluted:
Income from continuing operations	147.7	220.9	106.4
Dilutive effect of convertible note	11.3	1.6	—

Income from continuing operations	159.0	222.5	106.4
Income from discontinued operations	5.9	15.8	33.1

Net income	164.9	238.3	139.5

For fiscal year (in millions)	2007 Number of shares	2006 Number of shares	2005 Number of shares
Basic:
Common shares	188.4	192.7	191.1

Total	188.4	192.7	191.1

Diluted:
Dilutive effect of:
Share options	4.1	5.6	4.4
Convertible note	20.8	2.8	—

Diluted	213.3	201.1	195.5

There are no anti-dilutive securities.

23. Share option plans

The Group operates a share option plan approved in April 2003 (the ‘2003 Plan’). An option plan for key directors and employees resident in France (the ‘French Plan’), is a sub-plan under the 2003 Plan. Options granted under the SMIP, previously named the Key Staff Retention Plan (see Note 24 ‘Compensation and reward’ below), were issued under the 2003 Plan.

A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to directors and key employees.

Under the 2003 Plan options on up to but not exceeding 6.3 million Common Shares can be granted. This plan replaced the previous plan (the ‘1993 Plan’). Any options granted under the French Plan count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. Share options exercises are satisfied by either issuing new shares or reissuing treasury shares. The key terms of options granted under the SMIP are described in Note 24 ‘Compensation and reward’ below.

Notes to the Consolidated Financial Statements—(Continued)

Options were granted during fiscal year 2007 over 52,000 common shares (2006: 943,000), which included 22,000 options (2006: 183,000) granted under the French Plan.

The charge for compensation expense for fiscal year 2007 was $7.1 million (2006: $4.5 million; 2005: $nil) (net of tax benefit of $5.1 million (2006: $0.4 million; 2005: $nil)) for non-performance based share options using the graded vesting attribution method. The SMIP compensation expense for fiscal year 2007 was $0.2 million (2006: $1.3 million; 2005: $9.5 million). SFAS No. 123(R) bases this charge on the fair value of the option at the grant date whereas under the previous bulletin APB No. 25, under which the SMIP was accounted for prior to adoption of SFAS No. 123(R), the charge was based on the excess of the quoted market price at the balance sheet date over the option exercise price. Under APB No. 25, changes in the quoted market price were reflected as an adjustment in the period the change occurred. The charge in fiscal year 2006 under APB No. 25 would have been $28.3 million. The effect of adoption of SFAS No. 123(R) is to increase our income from continuing operations and net income for fiscal year 2006 by $22.5 million and to increase our basic and diluted earnings per share from continuing operations for fiscal year 2006 by $0.12 and $0.11 respectively.

Options activity including the SMIP, are as follows:

For fiscal year	Shares	2007 Weighted average exercise price	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price
Outstanding at December 1	8,500,241	6.77	9,770,001	5.45	10,060,311	4.81
Granted	52,000	20.94	943,000	19.17	1,151,000	9.43
Exercised	(3,403,865)	4.20	(1,744,533)	6.18	(1,368,371)	4.02
Forfeited	(32,680)	6.22	(436,096)	8.23	(72,939)	5.08
Expired	—	—	(32,131)	2.71	—	—
Outstanding at November 30	5,115,696	8.64	8,500,241	6.77	9,770,001	5.45
Exercisable at November 30	2,696,840	6.68	2,572,701	8.25	2,880,835	9.39
Weighted average fair value of options granted during fiscal year		9.62		9.55		6.78

The total intrinsic value of options exercised, being the excess of the quoted market price of our stock at the exercise date over the option exercise price, in fiscal year 2007 was $54.1 million (2006: $17.2 million; 2005: $8.4 million). The total fair value of share options vested in fiscal year 2007 was $6.2 million (2006: $4.2 million; 2005 $2.5 million).

During fiscal year 2007, the Board Compensation Committee determined that 98.3% of the objectives under the SMIP had been met and therefore the performance-based share options vested on February 28, 2007 and became exercisable. The unvested options were subsequently forfeited. Of the options outstanding as at November 30, 2007, but not yet exercisable, nil options (2006: 0.5 million; 2005: 1.2 million) had performance criteria attached that need to be fulfilled before they can be exercised.

The fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with weighted average assumptions are as follows:

For fiscal year	2007	2006	2005
Risk-free interest rate	4.6%	4.6%	4.3%
Expected life of options	5 years	5 years	7 years
Expected volatility	45.8%	51.1%	73.96%
Expected dividend yield	—	—	—

Notes to the Consolidated Financial Statements—(Continued)

The expected life of an option is determined by taking into consideration the vesting period of options and the observed historical pattern of share option exercises. The expected volatility over the expected term of the option is estimated from our historical volatility. The expected dividend yield assumption is nil% as a historical pattern of dividend payments had not been established at the grant dates and fiscal year 2007 was the first time the Group had paid a dividend.

The total compensation costs for share-based arrangement for fiscal year 2007 was $7.3 million (2006: $6.2 million; 2005: $9.5 million). The total compensation cost not yet recognized in relation to non-vested share options as at November 30, 2007 was $6.0 million (2006: $12.6 million) and was expected to be recognized over the weighted-average period of 2.7 years (2006: 3.4 years).

The analysis of share options outstanding as at November 30, 2007, are as follows:

	Options outstanding				Options exercisable
	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Aggregate intrinsic value(a) $ (in millions)	Number exercisable	Weighted average exercise price	Aggregate intrinsic value(a) $ (in millions)
			$			$
Common shares
(range of exercise prices)
$11.21-26.16	1,266,897	8.01	18.21	3.8	428,779	17.11	1.8
$ 7.31-11.20	1,363,839	5.31	9.98	15.3	542,528	9.94	6.1
$ 3.01- 7.30	745,573	6.47	5.22	11.9	541,898	5.26	8.6
$ 1.19- 3.00	1,739,387	6.01	2.10	33.3	1,183,635	2.06	22.7

Total	5,115,696	6.39	8.64	64.3	2,696,840	6.68	39.2

(a)	Being the excess, if any, of the quoted market price of our stock at the balance sheet date over the option exercise price.

24. Compensation and reward

Incentive compensation plans are in place, which provide for annual cash awards to officers, directors and employees.

Performance bonus

The performance bonus provides for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee appointed by the Board of Directors administers the policy. A charge has been recorded in fiscal year 2007 of $22.9 million (2006: $23.8 million; 2005: $16.0 million).

Deferred bonus

On February 28, 2007, a deferred bonus scheme was introduced for certain employees in senior management. This scheme allows the employee to defer 50% of their annual performance bonus for a period of three years, which will entitle the employee to receive back the original deferred amount plus an additional amount equivalent to the original deferral. A similar scheme was also introduced on April 30, 2007, for all employees in middle management whereby they have been given the option to defer up to 25% of their bonus for a period of two years. A charge was recorded in fiscal year 2007 of $5.1 million.

Notes to the Consolidated Financial Statements—(Continued)

Retention bonus

On June 1, 2006, a retention bonus scheme was introduced for all key employees and middle management. This two-year scheme is based on salary and is payable in cash towards the end of fiscal year 2008 subject to continuing employment. A charge was recorded in fiscal year 2007 of $7.1 million (2006: $2.7 million; 2005: $nil).

Senior management incentive plan (‘SMIP’)

As a condition of the new bonding facility agreement finalized in 2004, there was a requirement to put in place a Key Staff Retention Plan (‘KSRP’), now called the SMIP, in order to secure the services of certain senior executives through to the first quarter of 2007. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring. During the fiscal year 2007, the Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation was paid.

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

The cumulative amount accrued in respect of the cash compensation element of the SMIP for fiscal year 2007 was $4.9 million (2006: $4.7 million; 2005: $3.0 million), which was settled during fiscal year 2007.

The cumulative amount charged in respect of the options element of the SMIP for as at November 30, 2007 was $13.6 million (2006: $13.4 million; 2005: $12.1 million). This represents a cumulative charge under SFAS No. 123(R) as at November 30, 2007 of $1.5 million (2006: $1.3 million) which was based on the fair value of the options at the date of grant which was at the inception of the SMIP. The remaining cumulative charge of $12.1 million (2006: $12.1 million), calculated in accordance with APB No. 25, is based on the difference between the exercise price of $2.30 per share and our share price as at November 30, 2005, the date of adoption of SFAS No. 123(R), of $10.41 (2004: $5.86). The options under the SMIP are exercisable up until ten years from the date of grant.

25. Commitments and contingencies

Commitments to purchase tangible assets from external suppliers as at November 30, 2007 were $110.0 million (2006: $107.4 million).

Bateman

We received a claim from Bateman Oil & Gas BV (‘Bateman’), the company which acquired Paragon Litwin S.A., our former engineering subsidiary, on June 9, 2004. Bateman is claiming an amount of $20million on the grounds of alleged misrepresentation when the business was sold, and on February 17, 2006 referred the claim for arbitration. A hearing was held on January14-17, 2008 and we expect that the conclusions should be known during the course of summer 2008. We believe that the claim has no merit and it is not considered probable that we will suffer a material loss as a consequence of this legal action. We have therefore recorded no provision for this claim.

Notes to the Consolidated Financial Statements—(Continued)

Other matters

Contract disputes occur from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. Provisions are made to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, legal proceedings incidental to the ordinary conduct of business are entered into from time to time. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require us to make additional expenditures in excess of reserves that have been established. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on the operating results for a particular reporting period, it is considered that they should not materially affect our consolidated financial position.

For accounting purposes, legal costs are expensed as incurred.

26. Financial instruments

Operations are conducted in many countries and, as a result, are exposed to currency fluctuations through generation of revenue and expenditure in the normal course of business. Future cash inflows and outflows are selectively hedged from client receipts and supplier payments in currencies other than the functional currency of the contracting subsidiary entity. Major foreign currency exposures are to the Euro, British pound sterling, Norwegian krone and US dollars.

The changes in the fair value of derivative instruments will be offset in part or in whole by corresponding changes in the expected cash flows of the underlying exposures being hedged. Where the derivative instrument forms part of a hedging relationship which is designated and effective in accordance with SFAS No. 133 the offsetting changes in fair value are reported in the Consolidated Statement of Operations in the same reporting period that the hedged transaction affects earnings. Where no such hedging relationship exists, the offsetting changes in fair value may be reported in the Consolidated Statement of Operations in different reporting periods. Derivative instruments for speculative purposes are not entered into.

All derivative instruments are over-the-counter instruments entered into with major financial credit institutions to hedge our committed exposures. Derivative instruments are primarily standard foreign exchange forward contracts, where there is a minimum level of exposure risk and have maturities up to three years. It is not considered that there exists a material exposure to credit risk from third parties failing to perform according to the terms of derivative instruments.

The Group assess the effectiveness of foreign exchange hedges based on changes in fair value attributable to changes in spot prices; changes in fair value due to changes in the difference between the spot price and the forward price are excluded from the assessment of ineffectiveness and are recognized currently in earnings.

The Group record financial liabilities at initial fair value plus applicable costs, that are subject to change in fair value due mainly to changes in interest rates. This is comprised of $9.5 million in debt issued by Sonangol to Sonamet, which pays interest at a fixed annual rate of 2.75% and has a fair value of $9.5 million. In respect to this debt, the Group will pay $3.2 million in fiscal year 2008, $0.8 million in fiscal year 2009, $0.8 million in fiscal year 2010, $0.8 million in fiscal year 2011, $0.8 million in fiscal year 2012, and $3.1 million thereafter. The Group also has $500.0 million in convertible notes, which pays interest at a fixed annual rate of 2.25% that is

Notes to the Consolidated Financial Statements—(Continued)

convertible into common shares at $23.80 per share and has a fair value of $578.9 million, based on the quoted market price on the Euro MTF Market of the Luxembourg Stock Exchange. In respect to this debt, unless previously redeemed, converted or cancelled, the Group will pay $500.0 million in fiscal year 2013.

Foreign exchange forward contracts, maturing between December 1, 2007 and March 22, 2010 were outstanding as follows:

As at November 30 (in millions, indicated in local currency)	2007 Sell	2007 Purchase	2006 Purchase
Australian dollar	8.3	—	—
Brazilian real	—	25.2	38.0
British pound sterling	10.6	36.9	0.8
Euro	22.3	142.3	18.0
Norwegian krone	34.0	25.5	—
Singapore dollar	—	8.5	—
US dollar	110.8	49.0	—

The fair value of derivative instruments recorded in the balance sheet as at November 30, 2007 of $7.0 million (2006: $2.1 million) representing assets of $10.1 million (2006: $2.2 million), and liabilities of $3.1 million (2006: $0.1 million).

Foreign exchange derivative instruments are designated as hedging instruments under SFAS No. 133 when the potential benefits of application of hedge accounting are believed to outweigh the related compliance cost. All hedging relationships designated to date have been designated as cash flow hedges.

A gain has been recorded in OCI, as described in Note 2 ‘Accounting policies—derivatives and hedging activities’, until the underlying transaction is recognized in the Consolidated Statement of Operations for fiscal year 2007 of $3.3 million (2006: $4.0 million) (net of tax provision of $0.5 million (2006: $0.8 million)). The amount relating to hedges of capital expenditures, maturing on or before September 8, 2008, is a gain $0.9 million (2006; $4.0 million) (net of tax provision of $0.5 million (2006; $0.8 million)). Depreciation of the underlying fixed assets over their estimated useful lives will cause a proportionate amount of the deferred gain to be reclassified from AOCI to the Consolidated Statement of Operations; the amount expected to be reclassified from AOCI in fiscal year 2008 is a gain of $0.6 million. The amount relating to hedges of operating exposures, maturing on or before May 15, 2009, is a gain of $2.4 million (2006; $nil). Recognition of the underlying revenue or expense transactions will cause the related deferred gain/loss to be reclassified from AOCI to the Consolidated Statement of Operations; the amount expected to be reclassified from AOCI in fiscal year 2008 is a gain of $2.6 million.

In fiscal year 2007 a loss of $0.4 million (2006: $0.5 million) has been reported under ‘Foreign currency exchange (losses) gains, net’ in the Consolidated Statement of Operation being the ineffective or excluded component of changes in the fair value of hedging instruments designated under SFAS No. 133. In fiscal year 2007 $nil (2006: $nil; 2005: $nil) was reclassified from AOCI to the Consolidated Statement of Operations in respect of discontinuance of cash flow hedges where it was probable that the original forecast transaction will not occur.

Notes to the Consolidated Financial Statements—(Continued)

The fair value of outstanding financial instruments is calculated, using appropriate market information and valuation methodologies. In some cases, judgment is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The fair values are as follows:

As at November 30 (in millions)	2007 Carrying amount	2007 Fair value	2006 Carrying amount	2006 Fair value
	$	$	$	$
Financial assets:
Cash and cash equivalents	582.7	582.7	717.5	717.5
Restricted cash deposits	8.9	8.9	24.2	24.2
Employee loans	2.3	2.3	1.4	1.4
Forward contracts	10.1	10.1	2.2	2.2
Financial liabilities:
Other long-term debt (including current portion)	9.5	9.5	9.5	9.5
Convertible notes	500.0	578.9	500.0	547.7
Forward contracts	3.1	3.1	0.1	0.1

The carrying amounts of cash and cash equivalents and bank overdrafts approximate their fair value. The estimated value of our long-term debt is based on interest rates as at November 30, 2007 and 2006 using debt instruments of similar risk.

27. Guarantees

Bank guarantees are arranged, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligation to be provided to our clients in connection with our work on specific projects.

The total amount outstanding in respect of bank guarantees as at November 30, 2007 was $388.3 million (2006: $321.7 million, 2005: $326.0 million). The purpose of the bank guarantees generally is to enable our clients to recover cash paid to us in advance of performing our obligations under the contract or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts.

The following facilities are available to provide bank guarantees:

The $400 million amended and restated revolving credit and guarantee facility

The $400 million multi-currency revolving credit and guarantee facility, as amended on August 10, 2006 has a maturity of August 10, 2011. The sub-limit for cash drawings is to $100 million (of which $84.4m was available at November 30, 2007). The facility is guaranteed by Acergy S.A. As at November 30, 2007 the amount of guarantees issued under this facility was $315.6 million (2006: $267.4 million).

Other bank guarantee arrangements

In addition to the amounts available under the $400 million amended and restated revolving credit and guarantee facility, as at November 30, 2007 the Group have a $30 million (2006: $30 million) bank guarantee facility with Credit Industriel et Commercial Bank of which $nil (2006: $5.0 million) was utilized as at November 30, 2007. There are also a number of unsecured local bond lines in Indonesia, Brazil and Nigeria for the sole uses of PT Acergy Indonesia, Acergy Brasil S/A and Globestar Engineering Company (Nigeria) Limited respectively. The lines are with HSBC Indonesia ($0.5 million), HSBC Bank Brasil S.A. ($40 million), First Bank of Nigeria plc ($12.6 million), Sterling Bank plc ($8.4 million) and United Bank of Africa plc ($4.2

Notes to the Consolidated Financial Statements—(Continued)

million). The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business. The amounts issued under these facilities as at November 30, 2007 was $42.8 million (2006: $0.5 million). During the year Banco Espirito Santo SA issued $14.8 million (2006: $nil) to guarantee project performance in the normal course of business for our consolidated joint venture Sonacergy—Servicos E Construcoes Petroliferas, Lda. The Group had past arrangements with a number of financial institutions to issue bank guarantees of our behalf. As at November 30, 2007, the aggregate amount of guarantees issued under these old facilities was $15.1 million (2006: $48.8million). There was no availability for further issuances under these facilities.

The maximum potential amount of future payments represents the notional amounts that could be lost under the guarantees if there is non-performance under a contract by the guaranteed parties, without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts greatly exceed anticipated losses. Outstanding issued bank guarantees are as follows.

As at November 30 (in millions)	2007 Expire within one year	2007 Expire after one year	2007 Total amount outstanding	2006 Expire within one year	2006 Expire after one year	2006 Total amount outstanding
	$	$	$	$	$	$
Bank guarantees—joint ventures	13.5	1.9	15.4	11.4	11.7	23.1
Bank guarantees—subsidiaries	108.7	264.2	372.9	114.0	184.6	298.6

Total	122.2	266.1	388.3	125.4	196.3	321.7

The fair value of guarantees recognized provided in respect of joint ventures as at November 30, 2007 was $0.1 million (2006: $0.2 million).

The Group has a several guarantee arrangement for the repayment of 50% of the drawings under a $240 million loan taken out by the SapuraAcergy joint venture to fund the construction of the ship Sapura 3000, less $50 million, the risk on which is borne by the bank. This guarantee will expire and be replaced by a new several guarantee by the joint venture partners, to cover the loan repayments, less $50 million ($25 million per partner), once the ship goes into operation. This overall guarantee arrangement will expire on February 2, 2015.

The Group also had a several performance guarantee in place, which was in favour of the construction consortium in respect of the remaining construction costs of $29.3 million, of which 50% was for our account, in respect of the ship Sapura 3000. This guarantee expired on February 2, 2008, when the ship was delivered.

28. Subsequent events

On February 6, 2008, the Board resolved to recommend a dividend per common share of 21 cents (2006: 20 cents), subject to shareholder approval at the annual general meeting. As at February 13, 2008, the Group has made no additional purchases of common shares under the share buy back program.

PART III

SCHEDULE II

ACERGY S.A. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS

($ millions)	Balance at Beginning of Period	Charged to/released from Costs and Expenses	Write-offs Against the Reserve	Other Add/ (Deduct)(a)	Balance at End of Period
For the year ended November 30, 2005:
Allowance for doubtful accounts	14.5	2.3	(10.6)	(0.7)	5.5
Other(b)	60.0	15.4	(32.6)	(0.2)	42.6
For the year ended November 30, 2006:
Allowance for doubtful accounts	5.5	(1.8)	(1.5)	0.2	2.4
Other(b)	42.6	(0.3)	(17.7)	1.9	26.5
For the year ended November 30, 2007:
Allowance for doubtful accounts	2.4	(0.3)	—	0.1	2.2
Other(b)	26.5	36.1	(12.4)	3.5	53.7

(a)	Includes the effect of exchange rate changes on beginning balances of valuation and qualifying accounts (except as otherwise noted).
(b)	The “Other” designation in the above Valuation and Qualifying Accounts schedule comprises a number of provisions for legal claims and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the “Other” category have been determined in accordance with the guidance provided by FAS 5.

S-1