Form 20-F
period 2008-11-30
ACERGY S.A.
filed 2009-04-21
CIK 898685

As filed with the Securities Exchange Commission on April 21, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2008

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

Common shares, $2.00 par value	194,953,972 (including 12,137,879 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act.    ☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP	☐
International Financial Reporting Standards as issued by the International Accounting Standards Board	☒
Other	☐

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

As of March 25, 2009 the Company had outstanding 194,953,972 common shares (including treasury shares).

BASIS OF PRESENTATION

The consolidated financial statements, including the notes thereto, included in this Report (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”). Our Consolidated Financial Statements are subject to the approval of our shareholders each year at the Annual General Meeting of shareholders.

Unless otherwise specified or unless the context otherwise requires, references in this Report to “$” are to the US dollar, references to “NOK” are to the Norwegian krone, references to “£” are to the British pound sterling and references to “EUR” or “€”are to the Euro, the lawful currency of the participating member states of the European Union.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements made in this Report and some of the documents incorporated by reference in this Report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. In this Report, they include statements contained under Item 3. “Key Information—Risk Factors,” Item 4. “Information on the Company,” Item 5. “Operating and Financial Review and Prospects,” Item 6. “Directors, Senior Management and Employees,” Item 7. “Major Shareholders and Related Party Transactions,” Item 8. “Financial Information,” Item 10. “Additional Information,” Item 11. “Quantitative and Qualitative Disclosures about Market Risk,” and Item 15. “Controls and Procedures.” These statements include, but are not limited to, statements as to:

•	the impact of the current economic climate on our clients’ behavior, government regulations and our business and competitive position;

•	the expected execution and amount of projects in our backlog;

•	our outlook for 2009, including expected revenue and margins;

•	the expected completion date, estimated progress to completion, and estimated revenue on our projects;

•	the utilization of our assets, including the expected date of delivery and intended uses of certain ships;

•	the expected growth in the industry in which we operate and our ability for growth over the medium term, including trends in the SURF market;

•	the expected demand for our products and services and factors affecting such demand;

•	the review of our corporate and entity structure;

•	our intention to maintain the focus on improving our control environment;

•	the expected amount and timing of any future dividend payments;

•	our planned capital expenditure, equity investments and resources for such future expenditure;

•	our reliance on and the expected relationship with certain clients, including negotiations regarding claims and variation costs;

•	the extent of our obligations under certain contingent liabilities;

•	the expected date and value of hedging transactions and future contractual obligations;

•	our business and financial strategies, including certain cost-reduction initiatives, and the expected impact thereof;

•	the adequacy of our insurance policies and indemnity arrangements;

•

the future level of activity expected in our joint ventures, the access to cash held by our joint ventures, and the potential liability for failure of our joint venture partners to fulfill their obligations;

•	foreign currency fluctuations;

•

changes or developments of different government regulations and the potential or expected effect on us or our clients, including our ability to operate under different tax regimes, adapt to changes in such tax regimes and ability to defend our tax positions in potential or ongoing investigations or audits;

•	our critical accounting policies and their effectiveness;

•	the potential judicial interpretation of our corporate governance documents;

•	anticipated future compliance with debt covenants; and

•	our ability to obtain funding from various sources and our expected use of cash and credit facilities.

The forward-looking statements that we make reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed in this Report under Item 3. “Key Information—Risk Factors”, Item 5. “Operating and Financial Review and Prospects” and Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

The following factors, and others which are discussed in our public filings with the US Securities and Exchange Commission (the “SEC”) including this Report, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: (i) our ability to deliver fixed price projects in accordance with client expectations and the parameters of our bids and avoid cost overruns; (ii) our ability to collect receivables, negotiate variation orders and collect the related revenue; (iii) our ability to recover costs on significant projects; (iv) capital expenditures by oil and gas companies; (v) the duration of the current global economic downturn and oil and gas prices; (vi) delays or cancellation of projects included in our backlog; (vii) competition in the markets and businesses in which we operate; (viii) prevailing prices for our products and services; (ix) the loss of, or deterioration of our relationship with, any significant clients; (x) the outcome of legal proceedings or governmental inquiries; (xi) uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labor unrest, changes in foreign governmental regulations, corruption and currency fluctuations; (xii) liability to third parties for the failure of our joint venture partners to fulfill their obligations; (xiii) changes in, or our failure to comply with, applicable laws and regulations; (xiv) cost and availability of raw materials; (xv) operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by adverse weather; (xvi) equipment or mechanical failures which could increase costs, impair revenue and result in penalties for failure to meet project completion requirements; (xvii) the timely delivery of ships on order and the timely completion of ship conversion programs; (xviii) the impact of accounting for projects on a “percentage-of-completion” basis, which could reduce or eliminate reported profits; (xix) our ability to keep pace with technological changes; (xx) the effectiveness of our disclosure controls and procedures and internal controls over financial reporting; and (xxi) other factors which are described from time to time in our public filings with the SEC.

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

Adoption of New Accounting Standards

Fiscal year 2008 (December 1, 2007 to November 30, 2008) is the first year in which we have prepared our Consolidated Financial Statements under IFRS as issued by the IASB and as adopted by the EU. Comparatives for fiscal year 2007 have been restated from US Generally Accepted Accounting Principles (“US GAAP”) to comply with IFRS. The reconciliations to IFRS from previously published US GAAP financial statements are set forth in Note 43 “Explanation of transition to IFRS” to the Consolidated Financial Statements.

Selected Financial Data

The selected consolidated financial data set forth below is for the three years ended, and as at, November 30, 2008, 2007 and 2006. The information for the two years ended and as at November 30, 2008 and 2007 is derived from our audited Consolidated Financial Statements included in this Report. The information for the year ended and as at November 30, 2006 is unaudited and is prepared in accordance with US GAAP and is re-presented to include the “discontinued operations” of the Acergy Piper. Since the disposal of the Acergy Piper, a semi-submersible pipe lay barge and our sole Trunkline business asset, which was completed January 9, 2009, the results of the Trunkline business are required to be reported as “discontinued operations” in all periods presented. For fiscal years 2008 and 2007 this has been done under IFRS. However, to report the discontinued operations for fiscal years 2006, 2005 and 2004 requires a re-presentation of the prior financial results as reported under US GAAP. In accordance with Instruction 2 to Item 3.A of Form 20-F (as adopted by SEC Release No. 33-8879) we are omitting fiscal years 2005 and 2004 from the selected financial data on the basis that the method of reporting and organizational structure in place during those years does prohibit the preparation of the data on a continuing operations basis without unreasonable effort or expense.

The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements included under Item 18. “Financial Statements” in this Report.

	Fiscal year ended November 30,
	2008	2007	2006
	IFRS	IFRS	US GAAP (unaudited)
	($ millions, except per share data)
Consolidated Income Statement data:
Continuing operations:
Revenue	2,522.4	2,406.3	1,933.3
Operating expenses	(1,874.2)	(1,859.1)	(1,539.3)

Gross profit	648.2	547.2	394.0
Administrative expenses	(253.8)	(227.6)	(140.8)
Net other operating income	3.4	0.4	(1.5)
Share of results of associates and joint ventures	63.0	31.5	—

Net operating income from continuing operations	460.8	351.5	251.7
Investment income	17.9	30.8	18.8
Other gains and losses	44.1	0.6	0.5
Finance costs	(30.5)	(39.0)	(4.2)

Income before taxes	492.3	343.9	266.8
Taxation	(162.6)	(215.1)	(65.6)

Income from continuing operations	329.7	128.8	201.2
Net (loss) / income from discontinued operations(a)	(22.5)	5.7	42.8

Net income	307.2	134.5	244.0

Net income attributable to:
Equity holders of parent	301.4	127.3	236.7
Minority interest	5.8	7.2	7.3

	307.2	134.5	244.0

Earnings per share
Basic
Continuing operations	1.76	0.65	1.01
Discontinued operations	(0.12)	0.03	0.22
Net income	1.64	0.68	1.23
Diluted
Continuing operations	1.70	0.63	0.97
Discontinued operations	(0.11)	0.03	0.21
Net income	1.59	0.66	1.18

	Fiscal year ended November 30,
	2008	2007	2006
	IFRS	IFRS	US GAAP (unaudited)
	($ in millions, except for per share data)
Consolidated Cash Flow Statement data:
Net cash generated from operating activities	493.1	251.3	38.2
Net cash used in investing activities	(286.7)	(220.8)	(117.3)
Net cash (used in) / provided by financing activities	(186.1)	(190.0)	468.8

Net (decrease) increase in cash and cash equivalents(f)	20.3	(159.5)	389.7

Other financial data:
Depreciation and amortization expense from continuing operations	(108.0)	(83.5)	(53.4)
Depreciation and amortization expense from discontinued operations	(8.0)	(7.8)	(5.2)
Impairment of property, plant and equipment from continuing operations(b)	(1.8)	(0.3)	(2.1)
Impairment of property, plant and equipment from discontinued operations(b)	(1.0)	—	—
Reversal of impairment of property, plant and equipment from discontinued operations(c)	14.3	—	—

	Fiscal year ended November 30,
	2008	2007	2006
	IFRS	IFRS	US GAAP (unaudited)
	($ in millions, except for per share data)
Consolidated Balance Sheet data:
Non-current assets	1,139.3	1,025.1	828.5
Current assets	1,331.8	1,401.7	1,380,7
Total assets	2,471.1	2,426.8	2,209.2

Non-current liabilities	555.5	507.6	596.6
Current liabilities	1,114.2	1,100.2	912.9
Total liabilities	1,669.7	1,607.8	1,509.5
Total equity and liabilities	2,471.1	2,426.8	2,209.2
Total borrowings(d)	419.3	389.8	507.1
Deferred tax assets(e)	39.8	59.9	31.0
Deferred tax liabilities(e)	56.1	35.6	13.5
Total equity	801.4	819.0	699.7
Issued share capital, excluding own shares but including paid in surplus	888.6	882.8	878.8
Issued share capital, including own shares and paid in surplus	659.2	771.6	846.5
Dividend per share (declared and paid)	0.21	0.20	—

(a)	In fiscal year 2008 the loss from discontinued operations of $22.5 million relates to an agreement entered into on November 27, 2008 with Saipem (Portugal) Comercio Maritimo S.U. Lda to dispose of the Acergy Piper, a semi-submersible pipelay barge. The Acergy Piper was the sole operating unit in the Trunklines market which involves the offshore installation of large-diameter pipelines used to carry oil and gas over large distances. The disposal was completed on January 9, 2009.
Income from discontinued operations in fiscal year 2007 of $5.7 million included the final completion of the remaining Inspection, Maintenance and Repair (“IMR”) and conventional project work in Trinidad and Tobago (part of the North America and Mexico segment) which had commenced prior to the disposal of nine IMR and conventional ships to Cal Dive International Inc., during 2005 and 2006.
(b)

In fiscal year 2008, we recognized impairment charges of property, plant and equipment of $2.8 million, $1.8 million from continuing operations and $1.0 million from discontinued operations. The amount impaired within continuing operations relate to a Deep Modular Advanced Tie-In System which was identified to be under-utilized with no anticipated utilization for 2009 onwards. In the fourth quarter of 2008 an impairment charge of $1.8 million was recorded to reduce the net book value of the asset to $nil. The amounts for discontinued operations relate to $1.0 million of equipment representing four generators and generating sets which were purchased for the Acergy Piper. Following the classification of the Acergy Piper as an asset held for sale in the fourth quarter of fiscal 2008, it was anticipated the generators would be underutilized in the future. Therefore, an impairment charge of $1.0 million was recorded to reduce the net book value to $2.0 million, the estimated current market value.

(c)	The fiscal year 2008 reversal related to the Acergy Piper and was taken because the offer price on this asset held for sale indicated that the market value less costs to sell of the asset was higher than the carrying value.
(d)	The balances as at November 30, 2008 and 2007 of $419.3 million and $389.8 million, respectively, included $9.5 million (2007: $9.5 million) related to an unsecured loan from Sociedale Nacional de Combustiveis de Angola-Sonangol E.E.E. (“Sonangol”) to Sonamet Industrial S.A.R.L. (“Sonamet”) in which Acergy has a 55% interest. Additionally, the loan of $0.2 million (2007: nil) as provided in fiscal year 2008 by Pegasus International Services Inc. to Pelagic Nigeria Ltd , an entity in which Acergy holds a majority interest, has been included. A further additional $6.1 million (2007: nil is part of a $15.0 million loan facility Sonamet entered into with BAI-Banco African de Investimentos S.A. for the construction of facilities at our Lobito yard operations. Our bank overdraft of $6.1 million (2007: nil) has been included as well. The balance of $397.4 million (2007: $380.3 million) represents the component of the $500 million 2.25% convertible loan notes due in fiscal year 2013 as discussed in Item 5. “Operating and Financial Review and Prospects—Description of Indebtedness”.
(e)	Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable net income, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable net incomes will be available against which deductible temporary differences can be utilized.
(f)	The effect of exchange rate changes on cash and cash equivalents have not been included.

Dividends

For a discussion of our dividend policy, see Item 8, “Financial Information—Dividend Policy.”

Risk Factors

You should carefully consider the following factors and the other information contained in this Report, including the information incorporated by reference into this Report. The following is a summary of the risks that may affect some or all of our activities and which may make an investment in our securities risky. If any of the events described below occurs, our business, financial condition or results of operations could be materially adversely affected. This summary is not exhaustive. Additional risks and uncertainties that the Company is unaware of or that the Company currently deems immaterial may in the future have a material adverse effect on the Company’s business, results of operations and financial condition.

In light of the current global economic downturn, certain of these risks may be exacerbated, either individually or when taken together. For example, oil and gas prices and margins are likely to remain lower than in the first half of 2008 due to reduced demand. At the same time, governments may be facing greater pressure on public finances leading to the risk of increased taxation. These and other factors may negatively affect the demand and prices for energy which may negatively impact future expenditures by participants in the oil and gas industry and thereby also the demand for our services. In addition, the financial and economic situation may have a negative impact on third parties with whom we do, or may do, business and thereby increase the risk that our counterparties do not perform on time or at all. Furthermore, if there is an extended period of constraint in the capital markets, with debt markets in particular experiencing lack of liquidity, at a time when cash flows from our business operations may be under pressure, this may impact our ability to maintain our long-term investment program. Any of these factors may affect our results of operations, cash flows and financial condition.

Operational Risks

Our business is affected by expenditures by participants in the oil and gas industry and these levels of expenditure may be reduced by the impact of the global economic downturn.

Demand for our services depends on expenditures by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. This is a factor of particular relevance in the current global economic downturn whereby oil and gas prices and margins are likely to remain lower than in the first half of 2008 due to reduced demand. Due to consolidation in recent years, there are now fewer and larger oil and gas companies that control expenditures for the types of services and products that we and our competitors provide, meaning that we and our competitors would be harder hit should a major international or national oil and gas company significantly scale back its project expenditure program. These factors may lead to intensified competition for market share and available margin, which may lead to a reduction in either the demand for our services or the prices which we are able to charge for our services, with consequential potential adverse effects on our revenue and profits. Offshore oil and gas field capital expenditures are also influenced by many other factors beyond our control, including:

•

prices of oil and gas and anticipated changes in world oil and gas demand—in the last twelve months oil prices have ranged from a record high of $147 a barrel in July 2008 to below $40 a barrel more recently following a significant reduction in the likely short-term demand for energy;

•	the discovery rate of new offshore oil and gas reserves—in the last two years this has been driven by the availability of rigs;

•	the economic feasibility of developing particular offshore oil and gas fields—lower future oil prices may render particular offshore oil and gas fields uneconomical to develop;

•	the production from existing producing oil and gas fields;

•	political and economic conditions in areas where offshore oil and gas exploration and development may occur;

•

governmental regulations regarding environmental protection and the oil and gas industry generally, including policies regarding the exploration for, pricing and production and development of their oil and gas reserves; and

•

the ability of oil and gas companies to access or generate capital and the cost of such capital—recently some major oil companies have cut back their capital expenditure programs as a consequence of the current global economic downturn.

There might be delays or cancellation of projects included in our backlog, which may adversely affect our future revenue.

The dollar amount of our backlog does not necessarily indicate actual future revenue or earnings related to the performance of that work. Backlog refers to expected future revenue under signed contracts, which we have determined are likely to be performed. During the course of a project, the backlog is adjusted to take account of alterations to the scope of work under approved variation orders and contract extensions. Although the backlog represents only business that we consider to be firm, cancellations, delays or scope adjustments have occurred in the past and are likely to occur in the future, in particular if the current economic downturn continues. Due to factors outside our control, such as changes in project scope and schedule, we cannot predict with certainty when or the extent to which projects included in our backlog will be performed, if at all. Delays, changes in scope or cancellations of projects in our backlog may adversely affect our future revenue.

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

Our operations in the Acergy Africa and Mediterranean (“AFMED”), Acergy South America (“SAM”) and Acergy Asia and Middle East (“AME”) segments are mainly performed in emerging markets such as Angola, Congo, Nigeria, Brazil and Vietnam. These segments accounted for approximately 66% of our revenue from continuing operations in fiscal year 2008 (2007: 71%) and 48% of our net operating income from continuing operations in fiscal year 2008 (2007: 57%). Operations in these emerging markets present risks including:

•	economic instability, which could make it difficult for us to anticipate future business conditions in these markets;

•	political instability, which could discourage investment and complicate our dealings with governments;

•	increased risk of fraud and political corruption if financial controls and anti-fraud are not well-established and enforced;

•	boycotts and embargoes that may be imposed by the international community on countries in which we operate;

•	requirements imposed by local governments that we use local suppliers or subcontractors, which may not be able to perform as required;

•	labor unrest, particularly in Nigeria and Angola where our large workforces are prone to strike action;

•	disruptions due to civil war, terrorist activities, piracy, election outcomes, shortage of commodities, power interruptions or inflation;

•	the imposition of unexpected taxes or other payments on our revenue in these markets; and

•	the introduction of exchange controls and other restrictions by foreign governments.

Unanticipated political events or social disturbances in developing or less developed countries, including labor unrest or terrorist activities, could cause cost overruns on projects for which we are not reimbursed or delays in execution of projects which lead to delayed revenue or potential contractual penalties.

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

We depend on certain significant clients and long-term contracts and the loss of one or more significant clients, the failure to replace or enter into new long-term contracts or the inability of one or more significant clients to perform under such contracts could adversely affect our operating results.

In fiscal year 2008 ExxonMobil accounted for approximately 28% of our revenue from continuing operations, with Statoil ASA (“Statoil”) and Chevron Texaco accounting for a further 12% and 9%, respectively. In fiscal year 2007, BP plc (“BP”) accounted for approximately 24% of our net operating income from continuing operations, with ExxonMobil and Total Fina Elf (“Total”) accounting for a further 13% and 10%, respectively. Our ten largest clients during fiscal year 2008 accounted for approximately 77% (2007: 80%) of our revenue from continuing operations, and during the last two fiscal years six clients, Total, Statoil, Petróleo

Brasileiro SA (“Petrobras”), ExxonMobil, Chevron Texaco and BP consistently numbered among our ten largest clients. Revenue from our largest clients is often related to specific long-term contracts that, upon completion, may not be replaced by contracts of equivalent size. Revenue from continuing operations that was derived from long-term contracts was approximately 96% in fiscal year 2008 (2007: 96%). Our inability to replace significant long-term projects on similar terms or the loss of any one or more of our significant clients or a substantial decrease in demand by our significant clients could result in a substantial loss of revenue which could have a material adverse effect on our operating results, cash flows and financial condition.

As of November 30, 2008 the amount of total receivables from the Group’s top five clients was $166.3 million (2007: $216.0 million). If any of our major clients experience significant financial difficulties, future receivables due from these clients may not be recoverable.

We are exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.

Our operations are subject to all the risks normally associated with offshore construction and services and could result in injury or death to personnel or third parties, damage to or loss of property and/or suspension of operations. The Group’s operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and such an event may result in our being named a defendant in lawsuits asserting large claims. The Group insures for liability arising from our operations, including death or injury to employees or third parties, loss of or damage to third-party property and pollution. All such insurance is carried at levels of coverage and deductibles that we consider financially prudent, although there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us.

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

We may experience equipment or mechanical failures, which could increase costs, impair revenue and result in penalties for failure to meet project completion requirements.

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts, which are scheduled to utilize the same assets. Although the high utilization of our asset base in recent periods reflects strong activity, it also puts a strain on our ability to avoid such mechanical failures. The Group operates a scheduled maintenance program in order to keep all assets in good working order, but despite this breakdowns can and do occur. For example, in the first quarter of fiscal year 2009, aside from the continued planned dry dock of the Acergy Polaris we experienced a further 69 lost ship days (total available days for the quarter were 1,037) due to either unscheduled preventative maintenance or actual mechanical or equipment failures on vessels. If we experience equipment or mechanical failures with our major assets, such problems could increase costs, impair revenue and result in penalties for failure to meet project completion requirements, which may have a material adverse impact on our financial condition and results of operations.

Our results may fluctuate due to adverse weather conditions.

A substantial portion of our revenue from continuing operations is generated from work performed offshore West Africa and in fiscal year 2008, 47% of our revenue was generated from work performed in this region (2007: 58%). Optimal weather conditions offshore West Africa normally exist only from October to April and most offshore operations in this region are scheduled for that period. Further, in the North Sea, where we also generate a significant portion of revenue from continuing operations, accounting for approximately 33% in fiscal year 2008 (2007: 29%), adverse weather conditions during the winter months in this region usually result in low levels of offshore activity. Additionally, during certain periods of the year, we may encounter adverse weather conditions such as tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenue from operations is delayed or reduced.

Unexpected costs may adversely affect the amount we realize from lump-sum contracts.

A significant proportion of our business is performed on a lump-sum or turnkey basis. Approximately 90% of our revenue from continuing operations was derived from lump-sum contracts in fiscal year 2008 (2007: 85%). Long-term lump-sum contracts, most of which are awarded on a competitive bidding basis, are inherently risky because of the possibility that we might incur costs that we did not expect at the time of bidding, including the cost of satisfying post-completion warranty obligations. Such unexpected costs can result in losses on fixed price contracts. Additionally, because we employ the percentage-of-completion method of accounting, such unexpected costs could require us to take charges against income to reflect properly the level of completion of a project and to recognize loss-making projects immediately. For example, in fiscal year 2007 we experienced significant local contractor cost overruns in our Mexilhao Trunkline project relating to logistic, transportation and operations, which resulted in a loss being recognized on the project with total negative revisions to the project result in fiscal year 2007 of $48.9 million. Increases of $27.8 million in the estimated costs to complete the Mexilhao Trunkline project also occurred in fiscal year 2008, and these costs were recognized as a charge against income in fiscal 2008 because the project was classified as loss making. The cost and gross profit realized on lump-sum or turnkey contracts can vary from those expected because of changes beyond our control, including but not limited to:

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

In the ordinary course of our business, we must negotiate with our clients to resolve claims and variation orders. A “claim” is an amount in excess of the agreed contract price (or amount not included in the original contract price) that a contractor seeks to collect from clients or others for client-caused delays, errors in specifications and designs, contract terminations, variation orders in dispute or unapproved or other causes of unanticipated additional costs. A “variation order” is a written change to the provisions of a project contract, which may be initiated by either us or our client. It is customary that, where a variation to the project scope or specifications is required, we continue to execute the project to completion, although we may not have reached a precise agreement with our client on the financial responsibilities of all parties. We often try to resolve these later by negotiating claims and variation orders. In the past, we have had significant difficulties in resolving certain claims and variation orders and collecting amounts that we believed were owed to us. To illustrate our exposure to claims and variation orders in each of the fiscal years 2005 through 2008, we recognized revenue ranging from $500 million to $1 billion that was generated from increased scope and escalations on existing projects. Difficulties in resolving claims and variation orders for current or future projects may have a material adverse impact on our financial condition, cash flows and results of operations.

We may be liable to third parties for the failure of our joint venture partners to fulfill their obligations.

Under some of our project agreements and joint venture agreements, we may be jointly and severable liable to the client for the performance of the entire contract and any non-performance by our subcontractors or partners in the project is our responsibility. If our project partner or subcontractor in such arrangement fails to fulfill its obligations, we could have to carry the resultant liability toward the client and would have to rely on our ability to obtain reimbursement from our project partner or subcontractor for our costs, over and above the reimbursement from the client. Obtaining such reimbursement could require us to engage in litigation and could take a substantial amount of time. If our partner or subcontractor became insolvent or ceased operations, we might not be able to obtain reimbursement.

We could be adversely affected if we fail to keep pace with the technological changes, and changes in technology could result in write-downs of assets.

Our clients are seeking to develop oil and gas fields in increasingly deeper waters and more challenging offshore environments. To meet our clients’ needs, we must continuously develop new, and update existing technology for the installation, repair and maintenance of offshore structures. In addition, rapid and frequent technology and market demand changes can render existing technologies obsolete, requiring substantial new capital expenditures and write-downs of assets. Any failure by us to anticipate or to respond adequately and timely to changing technology, market demands and client requirements could adversely affect our business and financial results.

If we are unable to attract and retain skilled workers in a competitive environment, our business will be adversely affected.

We require highly skilled personnel, in particular our offshore construction crews, including divers and remotely operated vehicle (“ROV”) specialists, to operate and provide technical services and support for our business. Failure to attract or retain such qualified personnel could adversely affect our business, financial position, results of operations and cash flows.

We may experience constraints in our supply chain due to future increases in expenditure by our clients in the industry.

Future market conditions, including future increases in capital expenditure by our clients, may trigger capacity constraints in the material, equipment and sub-contracted construction supply chains, in particular increases in the price of raw materials and equipment, stretched construction and installation capacity and longer equipment delivery lead times may create additional project execution risks. Such supply chain bottlenecks could negatively affect our results of operations.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

The revenue and costs of operations and financial position of many of our non-US subsidiaries are measured initially in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into US dollars (our reporting currency) at the applicable exchange rates for inclusion in the

Consolidated Financial Statements. In fiscal year 2008, approximately 74% of our revenue from continuing operations was generated in local currencies and translated into US dollars (2007: 72%). In fiscal year 2008, approximately 13% of our revenue from continuing operations was generated in Euros, 12% in British pounds sterling and 19% in Norwegian krone. In fiscal year 2007, the corresponding percentages were 20%, 18% and 13%, respectively.

Our principal currency exposure is to movements in the US dollar against other currencies because the US dollar is the Group’s reporting currency, the functional currency of many of our subsidiaries and the transaction currency of a significant volume of the Group’s cash flows. The exchange rate between these currencies and the US dollar may fluctuate substantially, which could have a significant translation effect on our reported consolidated results of operations and financial position. Based on our sensitivity analyses, a 10% increase in the US dollar exchange rate against other currencies in which the Group transacts business would increase net foreign currency exchange gains by $6.5 million (2007: $7.3 million) and would reduce net assets by $49.2 million (2007: $29.3 million). For a discussion of our exposure to exchange rate fluctuations, see Item 11. “Quantitative and Qualitative Disclosures about Exposure of Risk—Market Risk—Foreign currency risk management.”

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

Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our affiliates.

We and our affiliates, including our subsidiaries and joint ventures, operate in countries known to experience governmental corruption. While we and our affiliates are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents or those of our affiliates may take actions that violate either the US Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable anti-corruption regulations. These actions could result in monetary penalties against us or our affiliates and could damage our reputation and, therefore, our ability to do business.

In addition to the risks that arise in countries that have experienced governmental corruption, there is also a risk that we will not be able to ensure that our internal control policies and procedures will protect us from fraud or other criminal acts committed by our employees or agents or those of our affiliates.

Financial Risks

We could be adversely affected if one or more of our major depositing counterparties becomes insolvent and does not return amounts deposited.

At November 30, 2008 we held $573.0 million (2007:$582.7 million) of cash and cash equivalents, the significant majority of which was deposited with credit institutions for periods of less than three months, generating interest income. At November 30, 2008 amounts deposited with our top five major counterparties, all of which were rated by Standard and Poor’s credit ratings as having a minimum A- rating, amounted to $330.4 million (2007: $300.0 million). If any of our depositing counterparties becomes insolvent, we may lose amounts deposited which would have a negative impact on our liquidity and our ability to finance our operations, as well as on our net assets and profits because the amounts not recoverable would be impaired.

We could be adversely affected if the consortium of companies which provides guarantee facilities becomes insolvent or face other financial difficulties and is unable to continue to provide the current level of guarantee facilities.

At November 30, 2008 the Group had total guarantee facilities available of $600.0 million (2007: $400.0 million) of which $295.9 million (2007: $315.6 million) remained unutilized. The facilities are primarily used for the issuance of performance guarantees in the ordinary course of the Group’s business. If the consortium of banks, which provides the guarantee facilities is unable to continue to provide the guarantee facilities, this would negatively impact our ability to bid for new contracts and could undermine our ability to fulfill existing contracts.

Our use of the “percentage-of-completion” method for accounting for projects could result in a reduction or elimination of previously reported profits.

Substantially all of our projects are accounted for using the percentage-of-completion method, which is standard for our industry and in compliance with the relevant accounting standards. Under the percentage-of-completion method, estimated contract revenues are accrued based on the ratio of costs incurred to date to the total estimated costs, taking into account of the level of physical completion. Estimated contract losses are recognized in full when determined. Contract revenue and total cost estimates are reviewed and revised periodically as work progresses and as variation orders are approved and adjustments based on the percentage-of-completion are reflected in contract revenues in the reporting period when these estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues, we would recognize a charge against current earnings that may be significant depending on the size of the project or the adjustment. For more information regarding the percentage-of-completion method of accounting, please see Item 5. “Operating and Financial Review and Prospects—Critical Accounting Policies” and Note 3 “Significant Accounting Policies” to the Consolidated Financial Statements.

If we are not able to make reliable estimates, we would not be able to use the “percentage-of-completion” method for accounting for long-term contracts.

Revisions to estimates on major projects from continuing operations had a positive impact in fiscal year 2008 of $281.2 million (2007: $127.9 million). Under the relevant accounting standards the percentage-of-completion method of accounting for long-term contracts can be used as long as we can make reliable estimates of progress toward completion of such contracts, of contract revenues and contract costs. If we were not able to make reliable estimates, we would be obliged to use the “zero-estimate-of-profit” method or the “completed contract” method. Under the zero-estimate-of-profit method, we would not recognize any profit before a contract is completed. Under the completed contract method, all costs, revenues and profits are accumulated in balance sheet accounts until project completion. In order to centralize our expertise on making estimates of contract revenues and contract costs, we have established a separate estimating department in Acergy Africa and Mediterranean, as this is our segment with the most significant long-term contracts. If, despite these measures, we experience adverse developments in our long-term contracts, we may not be able to establish that we can develop reliable estimates of our progress toward completion of such contracts, contract revenues and contract costs. If we are unable to continue to use the percentage-of-completion method of accounting, our earnings may be materially adversely impacted, resulting in, among other things, a potential default under our credit facilities.

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

Our operations are carried out in several countries across the world, through branches and subsidiaries and our tax filings are therefore subject to the jurisdiction of a significant number of tax authorities and tax regimes, as well as cross-border tax treaties between governments. Furthermore, the offshore mobile nature of our operations means that we routinely have to deal with complex domestic and international tax issues (such as transfer pricing, permanent establishment or similar issues) as well as competing and developing tax systems where tax treaties may not exist or where the legislative framework is unclear. In addition, our international operations are taxed on different bases that vary from country to country, including net profit, deemed net profit (generally based on turnover) and revenue-based withholding taxes based on turnover.

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

As a result of the European Commission’s conclusion that the special tax status described above constitutes a disguised subsidy, this special tax status will terminate on January 1, 2011 and we will become subject to Luxembourg’s ordinary tax regime, if we were to maintain our status and present structure as a Luxembourg holding company. This would increase our tax liabilities compared to our current exempt status.

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

On January 23, 2008, the UK government announced its intention to change the UK tonnage tax legislation with effect from April 1, 2008 following discussions with the European Commission regarding the interpretation of the guidelines on state aid. These proposals were subsequently withdrawn in March 2008. We are not currently aware of any intention to do so but if the UK Government decides to propose revised legislative changes in respect of the UK tonnage tax regime then we may be forced to explore alternative ship owning structures, although there can be no assurance that such alternatives will be as beneficial from a tax perspective as under the current UK tonnage tax regime. We may also not pursue any such alternatives.

Our tax liabilities could increase as a result of adverse tax audits, enquiries or settlements.

Our operations are, and may in the future become, subject to audit, enquiry and possible re-assessment by different tax authorities. In accordance with applicable accounting rules relating to contingencies we provide taxes for the amounts that we consider probable of being payable as a result of these audits and for which a reasonable estimate may be made. We also separately consider if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in our filed tax return, and make additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognized to our tax provisions in later years as and when these and other matters are finalized with the appropriate tax authorities.

Our operations in various countries are currently subject to enquiries, audits and disputes, including but not limited to those in France, UK, Nigeria and Congo. These audits are all at various stages of completion. Our operating entities in these countries are co-operating fully with the relevant tax authorities while seeking to defend their tax positions. These ongoing tax investigations are summarized below and necessitated provisions of $4.1 million (2007: $36.8 million) excluding interest in fiscal year 2008.

•

The tax audit in France, which commenced in February 2007, has continued into fiscal years 2008 and 2009. The audit involves several legal entities and initially covered the fiscal years from 2004 to 2006. However, the audit scope has effectively been extended back to fiscal year 2000 by way of a challenge to the utilization of losses brought forward, and forward through an extension to 2007 for certain French companies. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as domestic French matters. It may be necessary to defend our tax filings in court if a reasonable settlement cannot be reached with the French tax authorities. In October 2007 the French tax authorities also conducted a formal search of our French subsidiary’s offices in Suresnes, France. The documents authorizing the search claim that we had inaccurately reported to the French tax authorities the extent of our activities and revenue in France in an effort to minimize French taxes. During 2008, the French tax audit was extended to various subsidiaries incorporated outside France. This audit has continued into 2009 and includes us defending our tax positions and appealing the authorization to search to the French Supreme Court.

•

In the UK, we are subject to an ongoing enquiry in respect of our UK ship owning companies and the amount of profits allocated to transport activities and therefore eligible for tonnage tax treatment. Under the UK tonnage tax regime the commercial profits of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) are subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry covers fiscal years 2003 to 2006. As noted above, a tax provision of $4.1 million is held against this risk. The cumulative benefit for all fiscal years to November 30, 2008 arising from taking advantage of the UK tonnage tax regime since fiscal year 2002 is $15.0 million, excluding the total release of the deferred tax liability on ships of $36.0 million in the fiscal years ended November 30, 2001 and 2002. Had we not been (wholly or partially) within the UK tonnage tax regime, it is likely that additional accelerated capital allowances would have been available on fixed asset additions to reduce the immediate cash tax cost of any successful challenge by the UK tax authorities. However this would have increased our total deferred tax liability.

For more information about these proceedings, please refer to Note 11 “Taxation” to the Consolidated Financial Statements.

During fiscal 2007, management completed a detailed review of uncertain tax positions across the Group. This review was updated in fiscal 2008. The outstanding issues identified in the review process are the principal risks which arise in respect of permanent establishment, transfer pricing and other similar international tax issues. In common with other international groups, the conflict between the Group’s global operating model and the jurisdictional approach of taxing authorities often leads to uncertainty on tax positions. Based on the review, management concluded that no adjustment was required to the provision of $23.0 million that was recognized in fiscal 2007.

While we found that for fiscal 2008 no adjustment was necessary to the tax provision made in fiscal 2007 to cover any associated risk or further liability, reflecting our view of the most likely outcomes, it is possible that the ultimate resolution of these matters could result in tax charges that are materially higher than the amount we have provided.

Risks Relating to Our Shares

Our Articles of Incorporation impose restrictions on the ownership of our shares.

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage” (as defined in our Articles of Incorporation), which term we understand is likely to include adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no US Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and (iii) no person may own, directly or indirectly, more than 20.0% of our outstanding shares unless a majority of the Board of Directors shall have authorized such shareholding in advance. In addition, our Board of Directors may restrict, reduce or prevent the ownership of common shares by any person of a particular domicile or nationality if it appears to the Board that such ownership may threaten us with “imminent and grave damage.” The Group has been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase. These defensive measures may have the effect of making a merger involving us, or a tender offer, or an open-market purchase program or other purchase of our shares more difficult, in circumstances that otherwise could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

Item 4.	Information on the Company.

Overview

We are one of the largest seabed-to-surface engineering and construction contractors in the world in terms of revenue. The Group designs, procures, builds, installs and services a range of surface and subsurface infrastructures for the global offshore oil and gas industry. The Group specializes in creating and applying innovative and efficient solutions in response to the technical complexities faced by the oil and gas companies as they explore and develop offshore production fields in increasingly deeper water and more demanding environments.

We provide services and products that add value for our clients throughout the entire life cycle of offshore oil and gas field exploration, development and production. When a field is being developed, we apply our technical expertise and knowledge of regional conditions to offer conceptual and engineering designs for the field. The Group also procures or fabricates and installs equipment used in field development. This equipment includes the above-water topsides and platforms used for processing recovered oil and gas, pipelines and electrical and hydraulic cables (“umbilicals”) that are used to control subsea wells. We install pipelines used to transport oil and gas underwater as well as to the production and processing facilities at the surface. These may be steel pipes, referred to as rigid pipes, or of an unbonded steel and thermoplastic structure, referred to as flexible pipes, depending on technical requirements. During the time that a field is producing oil or gas, we inspect, maintain and repair the equipment. Once the field has been depleted and is to be abandoned, we provide field decommissioning services which include the removal of offshore structures and equipment.

Our operations are managed geographically through five regions around the world. As of November 30, 2008, we employed approximately 854 engineering staff in project management and various engineering disciplines worldwide.

The Group operates a fleet of highly specialized ships, barges and unmanned underwater Remotely Operated Vehicles (“ROVs”), deployed in the world’s major offshore oil and gas exploration regions. Our key assets, as at February 27, 2009 include:

•	3 subsea construction ships;

•	7 flexible pipelay ships;

•	4 inspection, repair maintenance and survey ships;

•	1 heavy lift and pipelay ship (operated by SapuraAcergy);

•	1 heavy lift barge (operated by SHL);

•	3 rigid pipelay ships/barges;

•	9 cargo barges; and

•	36 work class and observation ROVs.

Our revenue from continuing operations for fiscal year 2008 was $2.5 billion (2007: $2.4 billion). Our backlog from continuing operations on November 30, 2008 was $2.5 billion (2007: $3.2 billion). Of the November 30, 2008 backlog amount, we expect that approximately $1.4 billion will be recognized as revenue in fiscal year 2009 and approximately $1.1 billion will be recognized in later years. Although our backlog represents business that we believe to be firm, these figures are subject to change due to factors outside our control. See Item 3. “Key Information—Risk Factors—Operational Risks—There might be delays or cancellation of projects included in our backlog” and Item 5. “Operating and Financial Review and Prospects—Outlook.”

History and Development of Acergy

Acergy S.A. is organized as a “Société Anonyme Holding” under the laws of the Grand Duchy of Luxembourg. The Company was incorporated in Luxembourg in 1993 as the holding company for all of our activities.

Our registered office is located at 412F, route d’Esch, L-2086 Luxembourg and we are registered in the Companies’ Register of the Luxembourg District Court under the designation R.C.S. Luxembourg B-43.172.

Our agent for US federal securities law purposes is Acergy U.S. Inc., 10787 Clay Road, Houston, Texas 77041. Our principal executive offices are c/o Acergy M.S. Limited., 200 Hammersmith Road, Hammersmith, London, W6 7DL England, telephone number +44 (0)20 8210 5500. Our website address is www.acergy-group.com. The information on our website is not part of, or incorporated by reference into, this Report.

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

On January 13, 2005, SNSA sold the equity interest it previously held in us and in 2006 we changed our name to Acergy S.A.

Acergy principally operates as a seabed-to-surface engineering and construction contractor to the oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging offshore environments. Since 1993, we have grown and evolved our business through numerous acquisitions and divestitures, as well as the establishment of joint ventures.

On November 27, 2008 the decision was taken to dispose of our Trunkline business, which was a non-core business segment consisting solely of the Acergy Piper and was hence classified as discontinued operations for fiscal year 2008 and restated for fiscal year 2007. The sale of the Acergy Piper to Saipem (Portugal) Comercio Maritimo S.U. Lda was completed on January 9, 2009 for a sales consideration of $78.0 million.

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

•

Corporate: This comprises all activities that serve more than one segment including the joint ventures: NKT Flexibles I/S (“NKT Flexibles”), SHL, and assets that have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment. It also includes management of personnel, captive insurance activities and management and corporate services provided for the benefit of all our businesses.

•

Trunkline: This comprises offshore installation of large-diameter pipelines used to carry oil or gas over long distances. Trunkline projects typically are based on large contracts, utilizing the Acergy Piper pipelay barge. This was a non-core business segment which we decided to discontinue in fiscal year 2008. We sold the Acergy Piper, the sole asset of this business segment, in January 2009.

We also provide field decommissioning services at the end of the working life of an offshore oilfield, although no material revenue was generated from these activities during any of the periods presented. For a breakdown of revenue by category of our services for each of the last two fiscal years, see Item 5. “Operating and Financial Review and Prospects—Consolidated Results—Continuing Operations—Revenues.”

Business Segments

Our operations are managed through five geographical segments. In addition, our Corporate segment manages activities that serve more than one segment, as described in more detail below. The chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer of Acergy S.A. and for each segment our Chief Executive Officer is supported by a Vice President who is responsible for managing all aspects of the projects within the relevant segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. One segment may provide support to other segments; examples are the PRA-1 and Frade projects where Acergy North America and Mexico provides support to Acergy South America and in discontinued operations, the Mexilhao project where Acergy Northern Europe and Canada provides support to Acergy South America.

We have business segments based on the geographic distribution of our activities as follows:

Acergy Africa and Mediterranean (“AFMED”)

This segment includes all activities in Africa and Mediterranean and manages project specific joint ventures, as well as a Nigeria joint venture, Global Oceon Engineers Nigeria Limited (“Oceon”). It has office in Suresnes, France, and operates fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada (“NEC”)

This segment includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan and manages project specific joint ventures. It has offices in Aberdeen, UK; Stavanger, Norway; St John’s, Canada and Moscow, Russia.

Acergy North America and Mexico (“NAMEX”)

This segment includes activities in the United States, Mexico, Central America, and Western Canada and provides project management support for major projects executed in South America. It has its office in Houston, Texas, United States.

Acergy South America (“SAM”)

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil and operations in Macae, Brazil.

Acergy Asia and Middle East (“AME”)

This segment includes all activities in Asia Pacific, India, and Middle East and includes the Malaysian joint venture, SapuraAcergy with Sapura Crest Petroleum Berhad. It has its offices in Singapore, Jakarta and Balikpapan, Indonesia and Perth, Australia.

Acergy Corporate (“CORP”)

This segment includes all activities that serve more than one segment. These include: marine assets which have global mobility including construction and flow line lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities;

management and corporate services provided for the benefit of all of the Group’s businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and SHL, a joint venture with a subsidiary of the Russian Oil Company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

The revenue for each of our business segments, including a breakdown of revenue by each segment, for each of our last two fiscal years is set forth under Item 5. “Operating and Financial Review and Prospects—Our Business Segment Results.”

Capital Expenditures and Divestitures

Capital Expenditures

Additions to property, plant and equipment for continuing operations in fiscal year 2008 were $326.6 million (2007: $235.8 million). Capital expenditures for property, plant and equipment were $1.4 million for discontinued operations in fiscal year 2008 (2007: $0.2 million).

The table below sets forth information on the principal additions of property, plant and equipment in the last two fiscal years.

	2008	2007
	($ in millions)
Construction support ships	180.1	29.3
Operating equipment	123.4	189.2
Land and buildings	6.6	2.4
Other assets	16.5	14.9

Total	326.6	235.8

The four largest capital expenditure projects during fiscal year 2008 are set out in the table below.

Assets	Description of capital expenditure project	($ in millions)
Acergy Polaris	30 year class dry-dock(1)	74.5
Skandi Acergy	Ship conversion	34.5
Acergy Petrel	Purchase of vessel	31.7
Toisa Proteus	Flexible lay system	27.9

Total		168.6

(1)	This includes capital expenditure on the Acergy Polaris for its 30 year class dry-dock carried out between May 2008 and December 2008 and the additional installation of the Deep Water Stinger.

The four largest capital expenditure projects during fiscal year 2007 are set out in the table below.

Assets	Description of capital expenditure project	($ in millions)
Polar Queen	Ship conversion	117.9
Pertinacia	Ship conversion	32.7
Acergy Polaris	New J-Lay tower(1)	27.2
Toisa Proteus	Flexible lay system and ship preparation	18.3

Total		196.1

(1)	To ensure consistency of reporting, the new J-Lay (Deepwater Pipelay) system which has been installed onboard our deepwater pipelay and construction barge the Acergy Polaris is classified as maintenance capital expenditure as it replaces an existing system. This is despite an evolving specification which has resulted in a significantly more advanced J-Lay system than was replaced.

Capital Expenditures Planned for Fiscal Year 2009

Planned capital expenditure on property, plant and equipment for fiscal year 2009 is approximately $80.0 million. The majority of the expenditure will be for further upgrading and rejuvenation of our fleet which operate across our various segments, and is expected to be financed from existing internal cash resources and not from new facilities or additional draw downs of debt.

Divestitures

As at fiscal year end 2008, assets held for sale and the related business segments were:

	2008	2007
	($ in millions)
Acergy Asia and Middle East (“AME”)(a)	1.1	1.1
Acergy Northern Europe and Canada (“NEC”)(b)	74.4	—

Total	75.5	1.1

(a)	This relates to the land, buildings and office equipment in Balikpapan, Indonesia in Acergy Asia and Middle East. We expect to sell the assets in fiscal year 2009 as part of our decision to dispose of certain Indonesian assets involved with shallow water and diving activities.
(b)	This relates to the disposal of the Trunkline business which includes the Acergy Piper, a semi-submersible pipelay barge that was classified as an asset held for sale as at November 30, 2008 and sold on January 9, 2009 for a consideration of $78.0 million.

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

•

Management accountability: Tenders are first reviewed at the regional level where the technical, operational, legal and financial aspects of the proposal are considered in detail. Completion of the regional review process requires the formal approval of the vice-president of the relevant segment, followed by a detailed review by our corporate tender review board, which is composed of a cross-functional team of senior level managers. With respect to large tenders (i.e. with a value between $10 million and $60 million), approval from the Chief Operating Officer and Corporate Vice President for Business Development is required. Tenders with values greater than $60 million require the further approval of the Chief Executive Officer. Tenders in excess of $250 million require a further review by the Board of Directors.

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

Clients

In fiscal year 2008, the Group had 41 clients worldwide, of which 18 were major national and international oil and gas companies. The level of construction services required by any particular client depends on the size of that client’s capital expenditure budget devoted to construction plans in a particular year. Consequently, clients that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. In fiscal year 2008, ExxonMobil, Statoil and Chevron Texaco accounted for 28%, 10% and 9% of our revenue from continuing operations respectively. In fiscal year 2007, BP, ExxonMobil, and Statoil accounted for 24%, 12% and 9% of our revenue from continuing operations, respectively. During fiscal years 2008 and 2007, our ten largest clients accounted for 75% and 81%, respectively, of our revenue from continuing operations, and over that period six clients, Total, Statoil, Petrobras, ExxonMobil, Chevron Texaco and Marathon consistently numbered among our ten largest clients. Our business typically involves a relatively concentrated number of significant projects in any year. Consequently, we expect that a limited number of clients will account for significant portions of our revenue in any year.

Competition

The offshore contracting business remains highly competitive, in particular due to reduced demand in light of the current market conditions and because the process of awarding a number of major projects has been delayed, particularly in West Africa—primarily due to uncertain political and economic conditions in the region. Additionally, clients still consider, among other things, the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation. Price is the primary factor in determining which qualified contractor with available equipment will be awarded a contract, but the issue of security of supply now features more in our client buying patterns than in the past. It remains a challenge to secure the right work at the right price and with the right terms and conditions. Our ships are specialized and have few alternative uses and, because of their nature and the environment in which they work, have relatively high support costs whether or not operating. Because these costs are essentially fixed, and in order to avoid additional expenses associated with temporarily idle ships, we may still, from time to time, choose to bid our ships in projects at lower margins depending on the prevailing contractual rates in a given region.

We consider ourselves one of only four global companies, including Saipem, S.A. (“Saipem”), Technip S.A. (“Technip”), and Subsea 7, capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in the SURF market comprises eight main competitors besides us: Saipem, Technip, Subsea 7, Helix Energy Solution Group Inc, Allseas Marine Contractors, Global Industries, Ltd., Seastream and Heerema Marine Contractors. The Group faces strong competition from these offshore contractors. The Group also faces competition from smaller regional competitors and less integrated providers of offshore services. Of increasing concern to us is the fact that a number of contractors as well as pure ship owners have placed orders for additional ships capable of working in the SURF market, which might cause an excess of the supply side and the demand for services like ours may decrease or be adversely affected. Therefore we expect that any increase in demand will be met quickly by new ships being deployed in the future. In addition, all companies today are facing a scarcity of human resources to support tender activities and project execution.

Seasonality

A substantial portion of our revenue is generated from work performed in West Africa, where optimal weather conditions exist from October to April, and most operations are scheduled for that period. Further a significant portion of our revenue is generated from work performed in the North Sea where adverse weather conditions during the winter months in this region usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but our revenue from operations is only recognized in line with the percentage-of-completion method.

Supplies and Raw Materials

We generally do not manufacture the components used in the offshore services that we provide, but rather procure and install equipment manufactured or fabricated by others. The Group fabricates structures using components and equipment we procure, and this work is performed at our fabrication yards located in Lobito (Angola) and Warri (Nigeria).

The procurement of goods and services represents a significant proportion of our annual operating costs and it has a direct impact on our overall financial performance. When procuring supplies and raw materials our goal is therefore to take the following principles into consideration:

•

In placing a commitment with a supplier or subcontractor, we try to secure the best commercial and operational arrangement, taking into account the costs, payment terms and risks, such as technical, quality, health, safety and environmental management, reliability, lead times and confidence of supply.

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

Intellectual Property

We hold a number of patents, trademarks, software and other intellectual property to support our engineering and operational activities. As of February 27, 2009 we had 91 patents in force in 24 countries, and we currently have a portfolio of 147 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. We also conduct some of our operations under licensing agreements allowing us to make use of specific techniques or equipment patented by third parties. However, the Group does not consider that any one patent or technology represents a significant percentage of revenue.

Our research and development programs have concentrated on the requirements of our clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of our offshore equipment and operations. We have research and development programs aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. Our research and development activities are typically carried out internally using both dedicated research personnel and as part of specific offshore construction projects. External research and development is performed either through strategic technological alliances or via joint industry collaborative projects, where appropriate. Our expenditures on group-sponsored research and development, excluding programs undertaken as part of specific offshore construction projects were approximately $6.8 million in fiscal year 2008 (2007: $4.2 million).

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

Our Management System also provides the necessary instructions, procedures and guidelines encompassing all areas of our operations so that we can assure the quality of our services to our clients. We maintain a stringent quality assurance program throughout our organization in accordance with ISO 9001, an international standard established by the International Organization for Standardization to certify quality assurance systems. We have introduced the Total Acergy Quality Leadership initiative to further drive the total quality management process across our organization. Each of our segments has dedicated professional health, safety, environmental and quality assurance staff, who are responsible for overseeing and supporting the projects in that particular segment.

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

The Group’s operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in us being named a defendant in lawsuits asserting large claims. We insure ourselves for liability arising from our operations, including loss of or damage to third-party property, death or injury to employees and/or third parties, statutory workers’ compensation protection and pollution. However, there can be no assurance that the amount of insurance we carry is sufficient to protect us fully in all events and a successful liability claim for which we are under-insured or uninsured could have a material adverse effect on us. See Item 3. “Key Information—Risk Factors—Operational Risks—We are exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.”

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

In the United States, we are subject to the jurisdiction of the US Coast Guard, the National Transportation Safety Board and the US Customs Service, as well as private industry organizations such as the American Bureau of Shipping. The US Coast Guard and the National Transportation Safety Board set safety standards and are authorized to investigate ship accidents and recommend improved safety standards. The US Customs Service is authorized to inspect ships at will. The exploration and development of oil and gas properties located on the Outer Continental Shelf of the United States is regulated by the Minerals Management Service. Our US operations are also affected by numerous federal, state, and local laws and regulations relating to safety and health of employees and protection of the environment including the Occupational Safety & Health Act of 1970, the Resource Conservation & Recovery Act of 1976, the Outer Continental Shelf Lands Act of 1953, the Federal Water Pollution Control Act of 1972 and the Oil Pollution Act of 1990.

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

In addition, we are required by various governmental and other regulatory agencies, including the agencies referred to above, to obtain certain permits, licenses and certificates with respect to our equipment and operations. The kind of permits, licenses and certificates required in our operations depends upon a number of factors but are normally of a type required of all operators in a given jurisdiction. We believe that, except as described below, we have or can readily obtain almost all permits, licenses and certificates necessary to conduct our operations. As a condition to obtaining required permits, the Mexilhao Trunkline Project in Brazil has been subject to restrictions on timing of works and beach access. These restrictions have led to delays in completing work required.

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

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate either the US Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business. See Item 3. “Risk factors—Operational Risks—Our reputation and our ability to do business may be impaired by corrupt behavior by any of our employees or agents or those of our subsidiaries.”

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

Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This intermediate survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys, which involve a major inspection of the hull structure, machinery installations and equipment, are carried out at five-year intervals. A classed ship is also required to be dry-docked at least once every five years for inspection of the underwater parts of the ship. For example in fiscal year 2008 the Acergy Polaris was dry docked for seven months because it was 30 years old. As a general policy, we dry-dock our classed ships for intermediate inspection every 30 months. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs, which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship is “in class,” and all of our ships currently meet that condition.

Significant Subsidiaries

Our significant subsidiaries (excluding joint ventures) are set out in the table below.

Company name	Country of incorporation	Percentage of ownership
Acergy Shipping Ltd	Isle of Man	100%
Acergy Norway AS	Norway	100%
Acergy Chartering Limited	U.K.	100%
Class 3 Shipping Limited	Bermuda	100%
Acergy France SA.	France	100%
Acergy West Africa SASU	France	100%
Acergy Treasury Limited	U.K.	100%
Globestar Engineering Company (Nigeria) Limited	Nigeria	96.2%

In addition, we have interests in a number of joint ventures, which are described in Item 5. “Operating and Financial Review and Prospects—Off-Balance Sheet Arrangements—Investments in Associates and Joint Ventures.”

Description of Property

Major Assets

The following table describes our major assets as at February 28, 2009:

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/ Chartered
Acergy Harrier	Subsea construction	1985	1	84	Owned
Acergy Hawk	Subsea construction	1978	—	93	Owned
Acergy Osprey	Subsea construction	1984/1992/1996/2003	1	102	Owned
Acergy Eagle	Flexible flowline lay, multi-purpose subsea construction	1997	2	140	Owned
Acergy Legend	ROV support, subsea construction	1985/1998	2	73	Owned
Acergy Discovery	Flexible flowline lay, subsea construction	1990	1	120	Owned
Acergy Condor	Flexible flowline and umbilical lay	1982/1994/1999/2002	2	141	Owned
Acergy Falcon	Rigid and flexible flowline and umbilical lay	1976/1995/1997/2001	2	162	Owned
Toisa Proteus	Flexible flowline and umbilical lay	2002	2	132	Chartered	(1)
Polar Queen	Flexible flowline and umbilical lay	2001/2007	2	146	Chartered	(2)
Pertinacia	Flexible flowline and umbilical lay	2003/2007	2	130	Chartered	(3)
Acergy Polaris	Deepwater derrick/pipelay barge	1979/1991/1996/ 1999/2002/2003/2006/ 2008	2	137	Owned
Far Saga	ROV support, subsea construction	2001	2	89	Chartered	(4)

Name	Capabilities	Year built/ Major upgrade	ROVs	Length overall (meters)	Owned/ Chartered
Acergy Petrel	Pipeline inspection, ROV survey and ROV light intervention activities	2003	1	76	Owned
Acergy Viking	Pipeline inspection, ROV survey and ROV light intervention activities	2007	1	98	Chartered	(5)
Stanislav Yudin	Heavy lift, 2,500-ton crane	1985	—	183	Chartered	(6)
Acergy Orion	Pipelay barge	1977/1984/1997	—	85	Owned
Skandi Acergy	Construction ship with an ice-class hull	2008	2	157	Chartered	(7)
Sapura 3000	Deep water construction ship	2008	2	151	Owned	(8)

(1)	Chartered from TOISA Limited for three years beginning May 2007.
(2)	Chartered from GC Rieber Shipping Ltd for six years beginning in 2006 with two renewal options at the end of 2012, one for three years and the other for one year.
(3)	Chartered from Elettra TLC SpA for six years with a possible extension upon mutual agreement in 2013.
(4)	Chartered from Farstad Supply A.S. beginning 2002 until 2010 with one two-year option to extend.
(5)	Chartered from Eidesvik Shipping A.S. for eight years beginning December 2007 with ten annual options to extend until the end of 2027.
(6)	Chartered to SHL, a joint venture, by a subsidiary of Lukoil Kaliningradmorneft plc through her economic life.
(7)	Chartered from DOFCON ASA August 8, 2008 until August 2016 with four renewal options at the end of 2016, two for two years and the other two for one year.
(8)	Owned and jointly operated by our joint venture, SapuraAcergy.

The environmental regulations which affect the utilization of the assets listed above are described in “—Other Matters—Government Regulations.”

For a discussion of our ship utilization, see Item 5. “Operating and Financial Review and Prospects—Factors Affecting Our Business Segment Results—Ship Utilization.”

Other Properties

As of February 28, 2009 we owned or held under long-term leases the real estate property described below:

Location	Function	Office Space (square meters)	Work or Storage Space or Land (square meters)	Status
Hammersmith, England, U.K.	Principal executive offices	4,644	—	Leased
Aberdeen, Scotland, U.K.
Office Building, Westhill	Offices	10,766	—	Leased
Archive Building, Westhill	Storage	—	512	Leased
Leisure Building, Westhill	Sports & leisure	—	1,592	Leased
Workshop Building, Westhill	Office, workshop and storage	6,792	12,182	Leased
Baku, Azerbaijan	Offices	117	—	Leased
Moscow, Russia	Offices	120	—	Leased
East Kalimantan, Indonesia	Office, workshop and storage	697	7,085	Owned
Haugesund, Norway	Offices, workshop and storage	150	302	Leased
Kristiansund, Norway	Offices and storage	120	800	Leased
Houston, Texas	Offices	5,203	—	Leased
Jakarta, Indonesia	Offices and storage	295	181	Leased
Lagos, Nigeria	Offices	300	—	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased
Port Harcourt, Nigeria	Offices and storage	192	4,760	Leased
Pointe Noire, Congo	Offices and storage	600	2,700	Leased
Soho, Angola	Offices	90	—	Leased
Luanda, Angola	Offices and storage	444	10,000	Leased
Madeira Island, Portugal	Office	150	—	Leased
Newfoundland, Canada
Atlantic Place, St. John’s	Office	978	—	Leased
New Orleans, Louisiana	Offices, workshop and fabrication	134	52,609	Owned
Perth, Australia	Offices	1,273	—	Leased
Port Gentil, Gabon	Offices and storage	305	5,070	Owned/ Leased
Tchengue, Gabon	Offices and storage	1,486	414,000	Leased
Rio de Janeiro, Brazil	Offices	295	—	Owned
Rio de Janeiro, Brazil	Offices	1,957	—	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	2,508	14,112	Owned
Sharjah, United Arab Emirates	Offices	190	—	Leased
Singapore	Offices, workshop and storage	2,415	1,879	Leased
Stavanger, Norway	Offices	12,869	—	Leased
Suresnes, France	Office	21,548	—	Leased

We believe our current facilities are adequate to meet the requirements of our present and foreseeable future operations.

Item 4A.	Unresolved Staff Comments

None

Item 5.	Operating and Financial Review and Prospects.

Overview

This overview section provides only a summary of net income and results from continuing operations and discontinued operations. As such, it is incomplete and should be read in conjunction with the full discussions contained in this Item 5 and the Consolidated Financial Statements included elsewhere in this Report.

The Group

The Group is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments.

Net Income and Results

The business strategy we implemented in 2003 to turn the Group around has continued to deliver strong operational results in terms of revenue and margin growth for fiscal year 2008 as discussed below.

Continuing Operations

Overview

Our continuing operations, comprising our core SURF business and also our Conventional and IMR services delivered strong operational results based on our projects during fiscal 2008. Revenue from continuing operations was up 4.8% to $2,522.4 million in fiscal 2008 (2007: $2,406.3 million). Income before taxes in fiscal 2008 increased to $492.3 million, an improvement of $148.4 million or 43% compared to $343.9 million in fiscal year 2007.

Revenue

The major part of our revenue is from our core SURF activity which contributed $1,832.4 million or 73% of revenue from continuing operations in fiscal 2008 (2007: $1,905.3 million, 79%) with a growing presence in Africa and Brazil as well as increased activity in Northern Europe. Additionally, revenue from our Conventional services comprised $442.0 million or 18% of revenue from continuing operations (2007: $354.0 million, 15%) with almost all the activity occurring in Africa. IMR services contributed revenue of $164 million (2007: $81.0 million) and Survey work contributed $84.0 million (2007: $62.0 million).

Operating Expenses

Operating expenses in fiscal year 2008 amounted to $1,874.2 million (2007: $1,859.1 million), a marginal increase of 0.8% compared to fiscal year 2007 and less than the 4.8% increase in revenues when compared to fiscal year 2007. The improvement in the gross margin was attributable to both a closer monitoring of costs on a project by project basis, but also benefitted from a $30.0 million credit in the NEC region relating to the avoidance of future potential Norwegian pension liabilities.

Gross Profit

Gross profit at $648.2 million for fiscal 2008, was up 18% over the previous fiscal year (2007: $547.2 million), representing a gross profit margin of 25.7% compared to 22.7% in fiscal 2007. A total of $30.0 million of the margin improvement related to a credit in the NEC region relating to the avoidance of future potential Norwegian pension liabilities. Vessel utilization of ships (excluding the Acergy Piper – part of discontinued operations) in fiscal 2008 decreased to 84% compared to 86% in fiscal 2007 due largely to the seven month planned dry-dock of the Acergy Polaris and dry-docks for other ships in the second half of the year. However, despite this fall in utilization, total chargeable ship days have increased by over 600 days in fiscal 2008 compared to fiscal 2007 following fleet expansion.

Administrative Expenses

Administrative expenses increased by $26.2 million (11.5%) to $253.8 million in fiscal 2008 from $227.6 million in fiscal 2007. Administrative costs were 10.1% of revenue from continuing operations in fiscal 2008 (2007: 9.5%), which was higher due largely to administrative costs not being allocated to discontinued operations in fiscal year 2008 (as they will remain with the business) and higher tendering and support costs to meet business requirements.

Share of Results of Associates and Joint Ventures

Our solid operational performance in fiscal year 2008 was enhanced by the contribution from our joint ventures in fiscal year 2008 increasing to $63.0 million from $31.5 million in 2007. The increase was primarily attributable to strong performances from NKT Flexibles of $46.0 million (2007: $18.0 million) due to increased demand, particularly in Brazil, for flexible pipe and SHL contributing $30.0 million (2007: $9.0 million). Although SapuraAcergy contributed a net loss of $15.0 million in fiscal 2008 (2007: loss of $10.0 million), the Sapura 3000 is now generating revenue and the outlook for fiscal 2009 is more encouraging.

Net Operating Income

Operational performance which remained strong due to successful project management and execution of projects which resulted in an increase in net operating income by 31% to $460.8 million for fiscal year 2008 (2007: $351.5 million).

Investment Income

Combined, our investment income of $18 million and our financing costs of $31 million produced a net finance cost of $13 million in fiscal 2008 (2007: net finance cost of $8 million). The increase in net finance cost is mainly due to lower deposit rates available on overnight balances resulting in a decrease in our investment income of $13 million compared to fiscal 2007.

Other Gains and Losses

Other gains and losses contributed $44 million in fiscal 2008 (2007: $1 million). The largest element of this gain relates to foreign exchange gains arising principally from the strengthening of the US dollar against other currencies, in particular the Euro, the British pound sterling and the Norwegian krone, as well as the revaluation of intercompany balances in subsidiary entities.

Finance Costs

Finance costs incurred in fiscal year 2008 amounted to $31 million compared to $39 million incurred in fiscal year 2007. This 21% decrease was mainly attributable to interest on tax liabilities amounting to $1 million in fiscal year 2008 compared to $11 million for fiscal year 2007.

Taxation

The tax rate calculated on continuing operations decreased to 33.0 % in fiscal year 2008 from 62.5% in fiscal year 2007, bringing it back within our expected range. The unusually high rate in fiscal year 2007 arose primarily as a result of $59.8 million of provisions related to tax audits and the review of prior year tax positions. The effective tax rate on total operations for 2008 was 34.3%, compared to an effective tax rate for 2007 of 61.2%.

Income from Continuing Operations

Income from continuing operations was up 156% to $330 million for fiscal year 2008 compared to $129 for fiscal year 2007. The increase in income from continuing operations was primarily due to a combination of the reduction in the effective tax rate, the increased activity levels which generated higher revenues and gross margins from our projects, greater contributions from our joint venture operations and foreign exchange gains from the revaluation of our intercompany balances.

Discontinued Operations

In November 2008 we determined to dispose of the non-core Trunkline business segment which includes only the Acergy Piper. This required the Trunkline operations to be classified as discontinued operations for fiscal year 2008. Furthermore, the Trunkline operations, which were previously reported under continuing operations in fiscal years 2007 and 2006, had to be restated as part of discontinued operations for fiscal years 2007 and 2006.

Discontinued operations for fiscal year 2008 generated $281.8 million of revenue which includes $275.9 million contributed by the SAM segment. Operating expenses attributable to discontinued operations during fiscal year 2008 amounted to $320.7 million. A net loss of $22.5 million was incurred from discontinued operations for fiscal year 2008. These results included a $14.3 million reversal of a previous impairment change related to the Acergy Piper, which was recorded when the offer price of this asset indicated that the market value less cost of sales was higher than the carrying value.

Discontinued operations for fiscal year 2007 generated $274.0 million of revenue. This included $211.2 million contributed by NEC segment, $45.9 million by the Acergy South America region and $16.9 million by the NAMEX segment. Discontinued operations in fiscal year 2007 also include revenue relating to the final completion of the remaining IMR and Conventional project work in Trinidad and Tobago (part of the NAMEX segment) which had commenced prior to the disposal of nine IMR and Conventional ships during fiscal years 2005 and 2006. Expenses attributable to discontinued operations during fiscal year 2007 amounted to $271.2 million resulting in a net income/profit of $5.7 million from discontinued operations for fiscal year 2007 after taking into consideration taxation on discontinued operations amounting to $2.9 million.

Financial Strategy

There are four key elements to our financial strategy: first, ensuring we continue to have a strong balance sheet that will support growth; second, implementing dividend and share purchase policies that provide for suitable returns to our shareholders; third, ensuring our corporate and entity structure is aligned with operational performance; and fourth, ensuring all of the above is supported by a suitably structured control environment.

Ensuring a Strong Balance Sheet

Given our long-term investment horizon but more limited revenue horizon, it is appropriate, that if leverage is to be introduced, it is done so in a controlled and well measured fashion. In this regard, the Board of Directors has approved a policy based on the level of debt and the ability to service debt as key measures for considering investment opportunities.

We currently maintain a variety of bank facilities, including a $400 million revolving credit and guarantee facility, a $200 million multi-currency revolving guarantee facility, and certain overdraft facilities. In addition, on October 11, 2006, we completed an offering of $500 million in aggregate principal amount of convertible notes (“convertible notes”) due in 2013.

The proceeds from the above facilities and offering are being used to, among other things, fund further upgrading and rejuvenation of our fleet, and to provide a platform to support initiatives such as our share buyback program which allows the repurchase of issued share.

For more information regarding the banking facilities and the convertible notes, see “Item 5. “Operating and Financial Review and Prospects—Description of Indebtedness” below.

For more information regarding the Group’s ongoing fleet rejuvenation, see Item 4. “Information on the Company—Capital Expenditures and Divestitures—Capital Expenditures” above.

For more information regarding our share buyback program, see below under “—Share Buyback Program and Dividends.”

Share Buyback Program and Dividends

Following the issuance of the convertible notes in October 2006, we commenced our share buyback program and have continued with this program through fiscal year 2006 and into fiscal year 2008 as part of our strategy to reshape our Group capital structure.

Since the commencement of our share buyback program, such repurchases have amounted to a total of $301.6 million (in fiscal year 2008: $138.3 million; in fiscal year 2007: $146.8 million; in fiscal year 2006: $16.5 million). For more information regarding our share buyback program see ”—Changes in Share Capital—Own Common Shares” below and Item 10. “Additional Information—Articles of Association—Authority to Acquire Own Shares (Treasury Shares).”

In line with the results published for fiscal year 2008 and for the third successive year, our Board of Directors has resolved to recommend the payment of a dividend during fiscal year 2009 of $0.22 a share, an increase of $0.01 per share or 5% compared to fiscal year 2008, subject to shareholder approval at the Annual General Meeting on May 22, 2009. This reflects our continuing confidence in the future of our sector.

As a result of the share buyback program and the dividend payment during fiscal year 2008 of $0.21 per share (2007: $0.20 per share), we returned $176.6 million or 17% of our total market capitalization (as calculated on November 30, 2008) to our shareholders in fiscal year 2008, compared to $184.3 million or 5% of our total market capitalization (as calculated on November 30, 2007) in fiscal year 2007.

Corporate and Entity Restructuring

We periodically review our corporate and entity structure to ensure it is aligned with operational management. The goal is to simplify our entity structure and processes, ensure effective control of financial risk including the delivery of a market competitive effective tax rate and ensure financial entity responsibility is aligned with operational responsibility.

Outlook

Since the beginning of 2009, market conditions have become more challenging, characterized by sporadic order flow and pricing pressure on new contracts. Reduced market visibility and the late award of contracts make us more cautious in respect of our expectations.

For fiscal year 2009, we expect revenue to decrease to levels marginally lower than current consensus. However our Adjusted EBITDA margin will show resilience as we deliver on the current order book. Activity patterns in several regions will disrupt the typical annual profile of quarterly revenues and profits and the third quarter may be weaker in comparison to the corresponding period in 2008.

Looking ahead, we are confident that our skills and strengths meet our clients’ strategic needs, particularly in the development of hydrocarbon discoveries secured in frontier acreage. As demand improves, and with field depletion increasing, the need to access new reserves and replenish production will return our markets to growth. We are well placed, both financially and operationally, to exploit new growth areas, such as Brazil, while recognizing that other regions have an evolving significance for the Group.

Investment

To develop SURF activity in our business, and add capability, capacity and flexibility, we launched in fiscal year 2005 an asset upgrade and rejuvenation program. In fiscal 2008 this program has resulted in the delivery of the new build Sapura 3000, Acergy Viking and Skandi Acergy ships. In addition, in fiscal year 2007 a joint venture with Acergy Havila Limited was set up to construct a “state-of-the-art” dive support ship of which delivery is expected in 2010.

Critical Accounting Policies

Significant accounting policies are described in Note 3 “Significant accounting policies” to the Consolidated Financial Statements. The preparation of financial statements requires management to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Management has identified the following policies as critical because they may involve a high degree of judgment and complexity.

Revenue recognition on long-term contracts

Substantially all of the Group’s projects are accounted for using the percentage-of-completion method, which is standard for the Group’s industry. Contract revenue and total cost estimates are reviewed and revised periodically as work progresses. Adjustments based on the percentage-of-completion method are reflected in contract revenue in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenue or costs, we recognize a charge or credit against current earnings; amounts in prior periods are not restated. Such a charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements which may result in an adjustment of the financial statements based on events, favorable or unfavorable occurring after the balance sheet date. However, if a condition arises after the balance sheet date which is of a non-adjusting nature the results recognized in the financial statements will not be adjusted.

The percentage-of-completion method requires us to make reliable estimates of progress toward completion of contracts and contract revenue and contract costs. We believe we assess our business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reliable estimates. Often the outcome of a project is more favorable than originally expected, due to increase of scope or efficiencies achieved during execution. The Group’s business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. The Group does not believe its business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations that would indicate that the use of the percentage-of-completion method is not preferable.

Revenue recognition on variation orders and claims

A major portion of the Group’s revenue is billed under lump-sum contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients.

A variation order is an instruction by the client for a change in the scope of the work to be performed under the contract which may lead to an increase or a decrease in contract revenue based on changes in the specifications or design of an asset and changes in the duration of the contract. Additional contract revenue is recognized when it is probable that the client will approve the variation and the amount of revenue arising from the variation can be reliably measured.

A claim is an amount that may be collected as reimbursement for costs not included in the contract price. A claim may arise from client caused delays, errors in specifications or design, and disputed variations in contract work. The measurement of the amounts of revenue arising from claims is subject to a high level of uncertainty and often depends on the outcome of negotiations. Therefore, claims are recognized in contract revenue only when negotiations have reached an advanced stage such that it is probable that the client will accept the claim and the amount that it is probable will be accepted by the client can be measured reliably.

Property, plant and equipment

Property, plant and equipment are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets. Management uses its experience to estimate the remaining useful life of an asset, particularly when it has been upgraded.

Impairment of investments in and advances to joint ventures and associates

Investments in joint ventures and associates are reviewed periodically to assess whether there is decline in the carrying value of the investment. The Group considers, among other things, whether or not we are able to recover the carrying value of the investment.

A provision is made against non-collectibility of loans and advances made to joint ventures and associates when it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement as impairment or bad debt losses under IAS 39, Financial Instruments: Recognition and Measurement.

Recognition of provisions and disclosure of contingent liabilities

The Group is subject to various claims, suits and complaints involving, among other things, clients, subcontractors, employees, and tax authorities in the ordinary course of business. Management in consultation with internal and external advisers will recognize a provision in the Consolidated Financial Statements if information available prior to issuance of the Consolidated Financial Statements indicates that it is probable that a liability had been incurred at the balance sheet date, and the amount of the loss can be reasonably estimated. Contingent liabilities for which a possible obligation exists are disclosed but not recognized.

Where the provision relates to a large population of items, the use of an ‘expected value’ is appropriate to arrive at a best estimate of the obligation. This is the amount that takes account of all possible outcomes, using probabilities to weight the outcomes. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used.

Taxation

Income taxes are accounted for in accordance with IAS 12, Income Taxes. This standard requires that deferred tax assets and liabilities be recognized, based on the differences between the financial reporting and tax basis of assets and liabilities and measured by applying enacted or substantively enacted tax rates and laws to taxable years in which such differences are expected to reverse. We determined taxable temporary differences for each tax-paying entity or group of entities that are consolidated for tax purposes and recognized deferred tax liabilities in respect of these. In addition, we determined deductible temporary differences for the same entities. These were tested for recoverability and deferred tax assets booked only where we believe, based upon all available evidence, the value is likely to be realized. In determining the recoverability, management considers forecasts of future taxable income, the future reversals of existing taxable temporary differences and whether future tax benefits carried forward in tax returns will ultimately be permitted as tax deductible by the relevant taxing authority. Ultimately we need to generate taxable income in the jurisdiction where we have deferred tax assets. As the estimates and judgments include some degree of uncertainty, changes in the assumptions could require management to adjust the quantum of deferred tax assets that have been recognized.

We operate in many countries and are therefore subject to the jurisdiction of numerous tax authorities, as well as cross-border tax treaties concluded between governments. Our operations in these countries are taxed on different bases: net profit, deemed profit (calculated by reference to turnover) and withholding taxes calculated by reference to turnover. We determine our tax provision based on our interpretation of enacted tax laws and existing practices, and use assumptions regarding the tax deductibility of items and the recognition of revenue. Changes in these assumptions could have an impact on the amount of income taxes that we provide for in any given year.

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

Management has established internal procedures to regularly review the status of disputed tax assessments and other uncertain tax positions, and utilizes such information to determine the range of likely outcomes and establish tax provisions for the most probable outcome. Notwithstanding this, the possibility exists that the amounts of taxes finally agreed could differ from that which has been accrued. In addition we have, under the guidance in IAS 37, Provisions, Contingent Liabilities and Contingent Assets provided for taxes in situations where tax assessments have not been received, but where it is probable that the tax ultimately payable will be in excess of that filed in tax returns. Such instances can arise where the auditors or representatives of the local tax authorities disagree with our interpretation of the applicable taxation law and practice.

Refer Note 11 “Taxation” to the Consolidated Financial Statements for details of all the factors that have been considered and evaluated in calculating the fiscal year 2008 income tax provision.

Fair value of derivatives and other financial instruments

Management uses their judgment in selecting an appropriate valuation technique for financial instruments not quoted on an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates.

Details of the assumptions used and of the results of sensitivity analyses regarding these assumptions are provided in Note 37 ‘Financial instruments’ to the Consolidated Financial Statements.

Factors Affecting Our Business Segment Results

Business Environment

The market for our services depends upon the success of exploration and the level of investment in offshore exploration and production by the major oil companies. Such investment is cyclical in nature. Until recently, before the impact of the global economic downturn, there had been a period of increasing oil prices with a progressive increase in investment in exploration and production by the major oil companies, a trend which was evident by the higher number of invitations to tender received by us, as well as the increased order backlog levels. However, following the onset of the economic downturn, demand for oil began to fall in the developed world in the second half of 2008 and as the global economic downturn took hold, oil prices fell to below $40 a barrel in late 2008. Consequently, the global economic downturn resulted in a lower level of projects being set up for tender in 2008 as compared to 2007. This trend has continued in the early months of 2009. Our backlog has decreased from $3,674 million at February 29, 2008 to $2,432 million at February 28, 2009, reflecting the lower level of project development by our clients. Despite both capital constraint and caution about the oil price, international and national oil companies have generally maintained activity levels across major developments and have postponed, rather than cancelled, more marginal activity. With the industry aggressively focused on cost reduction, Acergy is working as a business partner with our clients to help them reduce costs where there are opportunities to do so. Our own suppliers have also grasped this imperative and are working with us to reduce the prices of plant equipment and sub-contractors services.

Seasonality

A significant portion of our revenue in fiscal 2008 was generated from work performed offshore West Africa where optimal weather conditions exist only from October to April, and most offshore operations are scheduled for that period. We also generated a significant portion of our revenue in fiscal 2008 in the North Sea. Adverse weather conditions during the winter months in this region usually result in low levels of activity, although this is less apparent than in the past due to technological advances. Therefore full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, we may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, we continue to incur operating expenses, but revenue from operations is only recognized in line with the percentage-of-completion method.

Ship Utilization

Our results are materially affected by our ability to optimize the utilization of our ships in order to earn revenue. The following table sets forth the average ship utilization by year for our fleet of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and other barges and anchor ships. The utilization rate is calculated by dividing the total number of days for which the ships were engaged in project-related work by 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

Utilization Rate (excluding discontinued operations) For fiscal year	2008%	2007%
Deepwater and heavy construction ships	88	86
Light construction and survey ships	80	96
Other barges and anchor ships	28	67

The overall level of ship utilization for fiscal year 2008 was slightly lower compared to fiscal year 2007, except the ship utilization of other barges and anchor ships which was significantly lower due to the lower activity in Acergy Africa and Mediterranean following the dry-dock of the Acergy Polaris.

The utilization of deepwater and heavy construction ships increased in fiscal year 2008 as compared to fiscal year 2007. The increase reflected the fact that the Polar Queen only became operational in fourth quarter 2007 and the Pertinacia which became fully operational in May 2007 was fully occupied on a long-term day rate contract in South America. Additionally, the Toisa Proteus, which became fully operational only in the fourth quarter 2007, was fully occupied in 2008 on Asia and Middle East projects. These positive impacts on utilization were partially offset by decreased utilization of the Acergy Falcon, Acergy Discovery, Acergy Osprey and Acergy Condor due to scheduled dry-docking performed during fiscal year 2008.

Utilization of light construction and survey ships was down 16% in fiscal year 2008 compared to fiscal year 2007 mainly due to scheduled dry-docking of the Acergy Legend during the third quarter of 2008.

The utilization of other barges and anchor ships was down 39% in fiscal year 2008 compared to fiscal year 2007. Acergy Polaris had lower utilization as a consequence of a scheduled seven-month dry-dock because the ship has achieved 30 years in service. Acergy Orion had lower utilization in fiscal year 2008 as compared to fiscal year 2007 due to lower activity levels.

For fiscal year 2009 slightly increased utilization levels for the fleet are anticipated because the scheduled dry-dockings during fiscal year 2008 should reduce the need for dry-docking in 2009.

Ship Scheduling

Performance can be adversely affected by conflicts in the scheduled utilization of our key ships and barges. These can be caused by delays in releasing ships from projects due to additional client requirements and overruns. Conflicts can also arise from commercial decisions concerning the utilization of assets after work has been tendered and contracted for. The need to substitute ships or barges as a result of unavailability of initially planed ships or barges can adversely affect the results of the projects concerned.

Maintenance and Reliability of Assets

The successful execution of contracts requires a high degree of reliability of our ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts which are scheduled to utilize the same assets. The Group operates a scheduled maintenance program in order to keep all assets in good working order, but despite this, breakdowns can and do occur.

Revisions of Estimates on Major Projects

During the course of major projects, adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion, are often required as the work progresses under the contract, and as experience is gained, even though in certain cases the scope of work required under the contract may not change. Where a change of scope is required, variation orders are negotiated with the client. However, final agreement and settlement are often not achieved until late in the project. As discussed in Note 3 “Significant accounting policies—Revenue recognition” to the Consolidated Financial Statements, these revisions to estimates will not result in restating amounts in previous periods, as they are continuous and characteristic of the process.

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

The impact of revisions of project estimates at the gross profit level is as follows:

For fiscal year (in millions)	2008 $	2007 $
Continuing Operations	281.2	127.9
Discontinued Operations	(27.8)	10.1
Total	253.4	138.0

There were positive revisions to estimates (improvements in the projected project margin during and at completion of the contract) on a large number of projects, which were partially offset by negative revisions to estimates (reductions in the projected project margin at completion of the contract) in connection with other major projects. The most significant revisions were as follows:

Continuing Operations

•

$47.4 million of positive revisions were reported in fiscal year 2008 on the $125.6 million (as sold) lump sum SURF project (the “Kizomba C Saxi Batuque” project) Angola (Acergy Africa and Mediterranean) executed for Esso Exploration Angola Limited. The positive revisions were primarily due to settlement of variation orders and release of contingencies due to successful operation near to completion. In fiscal year 2007 we recorded $1.3 million of positive revisions to the margin on this project. The project as of November 30, 2008 was 99% complete (2007: 14%).

•

$44.8 million of positive revisions were reported mainly during the fourth quarter of fiscal year 2008 on the $219 million (as sold) lump sum Conventional project (the “EPC2B” project) offshore Nigeria (Acergy Africa and Mediterranean) for ExxonMobil. The positive revisions primarily related to increased scope of work on hook-up and commissioning operations and release of contingency. Positive revisions were recorded of $13.7 million in fiscal year 2007 on this project. The project as of November 30, 2008 was 98% complete (2007: 91%).

•

$31.5 million of positive revisions were reported in fiscal year 2008 on the $56.5 million (as sold) lump sum SURF project (the “Agbami” project) offshore Nigeria (Acergy Africa and Mediterranean) executed for Chevron. The positive revisions were primarily due to settlement of variation orders and release of contingencies due to successful operations. In fiscal year 2007 we recorded $5.2 million of positive revisions to the margin on this project. The project as of November 30, 2008 was 94% complete (2007: 41%).

•

$27.0 million of positive revisions were reported in fiscal year 2008 on the $118.5 million (as sold) lump sum SURF project (the “Kizomba C Mondo” project) offshore Angola (Acergy Africa and Mediterranean) executed for Esso Exploration Angola Limited. The positive revisions were primarily due to settlement of variation orders and release of contingencies due to successful operations. In fiscal year 2007 we recorded $1.7 million of negative revisions to the margin on this project. The project as of November 30, 2008 was 100% complete (2007: 67%).

•

$18.7 million of positive revisions were reported in fiscal year 2008 on the $67.8 million (as sold) EPIC lump sum SURF project (the “Sage Hot Tap” project) in the North Sea (Acergy Northern Europe and Canada) executed for Exxon Mobil. The positive revisions were primarily due to settlement of variation orders and release of contingencies due to successful operations. There were no revisions to this project in fiscal year 2007. The project as of November 30, 2008 was 100% complete (2007: 15%).

•

$17.1 million of positive revisions were reported in fiscal year 2008 on the $35.5 million (as sold) lump sum SURF project (the “Liu Hua” project) in the South China Sea (Acergy Asia and Middle East) executed for the China National Oil Corporation. The positive revisions were primarily due to settlement of variation orders and release of contingencies due to successful operations. In fiscal year 2007 we recorded $1.0 million of negative revisions to the margin on this project. The project as of November 30, 2008 was 100% complete (2007: 4%).

•

$31.8 million of negative revisions were reported during fiscal year 2008 on the $638.9 million (as sold) lump sum SURF project (the “Block 15” project) offshore Angola (Acergy Asia and Middle East) for Esso Exploration Angola Limited. The negative revisions related to increased operational cost, mainly due to shipping schedule changes and other cost increases. The project as of November 30, 2008 was 34% complete (2007: 1%).

Discontinued Operations

•

$27.8 million of negative revisions were recorded during fiscal year 2008 on the $397.6 million (as sold) lump sum Trunkline project offshore Rio De Janeiro (Acergy South America) for Petrobras (the “Mexilhao Trunkline” project). The negative revisions mainly related to increases in operational costs driven by schedule changes. The project recorded negative revisions of $48.9 million in fiscal year 2007 due to significant operational problems. The project as of November 30, 2008 was 82% complete (2007: 12%).

Exchange Rates

The financial results are reported in US dollars. The Group has foreign currency denominated revenue, expenses, assets and liabilities. As a consequence, movements in exchange rates can affect our profitability, the comparability of our results between periods and the carrying value of our assets and liabilities. The Group’s major foreign currency exposures are to the Euro, British pound sterling and Norwegian krone.

When the Group incurs expenses that are not denominated in the same currency as the related revenue, foreign exchange rate fluctuations can adversely affect our profitability. With the exception of Acergy Africa and Mediterranean, and to a lesser extent Acergy Northern Europe and Canada, operating expenses are generally denominated in the same currency as associated revenue, thereby mitigating the impact of exchange rate movements on operating income. Where revenue is in different currencies from the related expenditures, our policy is to use foreign exchange contracts to hedge the significant net external foreign exchange exposure. The US dollar is the functional currency of the most significant subsidiaries in Acergy North America and Mexico and Acergy South America and Acergy Asia and Middle East. In Acergy Africa and Mediterranean, the functional currencies primarily are the Euro and US dollar. In Acergy Northern Europe and Canada, the functional currencies are primarily the Norwegian krone, US dollar and the British pound sterling. Exposure to currency exchange rate fluctuations results from net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil. We are also exposed to fluctuations in several other currencies resulting from operating expenditures and significant one-off non-project related transactions such as capital expenditures.

In addition, even where revenue and expenses are matched, we must translate non-US dollar denominated results of operations, assets and liabilities to US dollars to prepare our Consolidated Financial Statements. To do so, balance sheet items are translated into US dollars using the relevant exchange rate at the fiscal year end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period. Consequently, increases and decreases in the value of the US dollar versus other currencies will have an effect on our reported Consolidated Income Statement and the value of assets and liabilities in the Consolidated Balance Sheet even if our results of operations or the value of those assets and liabilities have not changed in their local functional currency.

Furthermore, since we conduct operations in many countries we are exposed to currency fluctuations through generation of revenue and expenditure in the normal course of business. Hence, exposures to exchange rate fluctuations arise. Our currency rate exposure policy prescribes the range of allowable hedging activity to minimize this exposure. We primarily use forward foreign exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures. For more information regarding our hedging activities, see Item 11. “Qualitative and Quantitative Disclosure about Exposure of Risk—Market Risk—Foreign currency risk management—Hedge accounting” and “—The Effectiveness of Foreign Exchange Hedges.”

Impairment Charges

Impairment charges in respect of underutilized operating equipment recognized in fiscal year 2008 amounted to $2.8 million and in fiscal year 2007 were $0.3 million.

A reversal of an impairment charge relating to the Acergy Piper was recognized in fiscal year 2008 of $14.3 million (2007: $nil), as has been discussed above in “—Overview—Net Income and Results” and “—Discontinued Operations” above. For more information regarding impairment charges, see also Note 15 “Property, plant and equipment” to the Consolidated Financial Statements.

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

Acergy Africa and Mediterranean (“AFMED”)

For fiscal year (in millions)	2008 $	%		2007 $	%
Revenue	1,175.9	46.6	(a)	1,398.4	58.1	(a)
Operating expenses	(897.1)	47.9	(b)	(1,069.8)	57.5	(b)
Net income / (loss) before tax	219.3			200.1

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment comprises all activities within the Africa and Mediterranean region and has its office in Suresnes, France. It operates fabrication yards in Nigeria and Angola and also manages project specific joint ventures such as the Dalia FPSO facility which was completed during this year and a Nigerian joint venture, Oceon.

Revenue

For fiscal year 2008 Acergy Africa and Mediterranean’s revenue of $1,175.9 million was 46.6% of our total revenue from continuing operations and a decrease of $222.5 million compared to $1,398.4 million in fiscal year 2007. The decrease was due to lower activity levels resulting from the unusually high level of planned dry-dock on Acergy Polaris, Acergy Legend and Acergy Hawk during the second half of fiscal year 2008. During the fiscal year 2008 good progress was made on major SURF projects, such as Moho Bilondo, Tombua Landana, Block 15 and the successful completion of the Kizomba C-Mondo and Kizomba C-Saxi Batuque projects, as well as Conventional projects, such as EPC2B. The SURF projects contributed revenue of $736.0 million compared to $1,055.0 million in fiscal year 2007, and conventional projects such as EPC2B, contributed revenue of $440.0 million compared to $343.0 million in fiscal year 2007.

Operating expenses

This segment’s operating expenses in fiscal year 2008 were $897.1 million as compared to $1,069.8 million in fiscal year 2007 representing 47.9% of our total operating expenses from continuing operations. The decrease of $172.7 million is in line with the reduction in revenue for this segment for fiscal year 2008 with operating expenses representing 76.2% of the segment’s revenue compared to 76.5% for fiscal year 2007. The decrease reflects the lower levels of project activity due to the high levels of dry docking during the second half of fiscal year 2008. It is also explained by the completion of a number of large projects (such as Greater Plutonio) during fiscal 2007 for which high levels of operating expenditure were required, compared to fiscal year 2008 when the larger projects within the portfolio were at less advanced stages and therefore required less operating expenditure than in fiscal 2007.

Net income / (loss) before tax

Acergy Africa and Mediterranean’s net income before taxes in fiscal year 2008 was $219.3 million, an increase of $19.2 million compared to $200.1 million in fiscal year 2007. The main reason for the improved result, despite a drop in project revenue during the year was a $55.0 million positive improvement in the contribution from other gains and losses with a profit of $34.8 million being recorded in fiscal year 2008 compared to a loss of $20.2 million in fiscal year 2007. The largest element of this improvement related to foreign exchange gains of $39.0 million (2007: $11.6 million loss) arising principally from the revaluation of intercompany balances due to foreign exchange rate movements particularly in the fourth quarter.

The following table sets forth the most significant recent or ongoing projects in the Acergy Africa and Mediterranean segment:

Project name	Description
Lump sum Conventional projects:
EPC2B	Project offshore Nigeria, executed during 2005 to 2008 for ExxonMobil.
Mafumeira	Sonamet/Sonacergy project for fabrication in 2007 and 2008 of jacket and deck for Chevron Texaco.
OSO	Project offshore Nigeria, executed in 2007 for ExxonMobil.
Sonamet/Sonacergy Projects	Portfolio of shallow water and deepwater fabrication projects performed at the fabrication facility in Lobito, Angola on our behalf and other external clients.
Lump sum SURF projects:
Agbami	Project offshore Nigeria, executed during 2005 to 2008 for Star Deepwater Petroleum.
Block 15	Project offshore Angola, expected to be executed during 2008 to 2010 for ExxonMobil.
Greater Plutonio	Project offshore Angola, executed during 2004 to 2007 for BP.
Moho Bilondo	Project offshore Congo, executed during 2005 to 2008 for Total.
Kizomba C Mondo	Project offshore Angola, executed during 2006 to 2008 for ExxonMobil.
Kizomba C Saxi Batuque	Project offshore Angola, executed during 2006 to 2008 for ExxonMobil.
PazFlor	Project offshore Angola, expected to be executed during 2008 to 2011 for Total.
Tombua Landana	Project offshore Angola, expected to be executed during 2006 to 2009 for Chevron.

Acergy Northern Europe and Canada (“NEC”)

For fiscal year (in millions)	2008 $	%		2007 $	%
Revenue	843.1	33.4	(a)	696.6	28.9	(a)
Operating expenses	(574.5)	30.7	(b)	(509.2)	27.4	(b)
Net income before tax	185.1			145.5

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan and manages the Acergy/Subsea 7 project-specific joint venture operations. Its offices are based in Aberdeen, UK; Stavanger, Norway; Moscow, Russia; and St John’s, Canada.

In fiscal year 2007 we entered into a $180.0 million joint venture agreement with Havila Shipping ASA for a new build diving support ship for Northern Europe and Canada which is expected to join the fleet in fiscal year 2010. The ship will be a state-of-the-art diving support ship and will be specifically designed for efficient diving operations in the harshest environments. The ship Acergy Havila will be owned by Acergy Havila Limited, a joint venture in which we have a 50% ownership. The ship will be operated by us for a period of ten years. This is part of our strategy to add more modern, efficient and competitive tonnage capacity to capitalize on any increase in longer-term demand.

In fiscal year 2007 we signed a new lease agreement with Volstad Shipping AS for a five year charter of the new build ship Acergy Merlin for the IMR and Survey market. The charter agreement for the Acergy Merlin was cancelled in February 2009 following a reduction in the level of forecast IMR and Survey work. A charge has been recorded in fiscal year 2009 of $6.5 million, being the cost of cancelling the charter agreement.

In fiscal year 2006 we signed a lease agreement with DOFCON ASA for an eight-year period of the Skandi Acergy charter commencing on August 8, 2008 to work on SURF projects.

Revenue

This segment’s revenue in fiscal year 2008 of $843.1 million accounted for 33.4% of our total revenue from continuing operations and increased by $146.5 million compared to $696.6 million in fiscal year 2007. The increase was driven by higher levels of SURF activity which reported revenue of $647 million compared to $590 million in fiscal year 2007, and IMR and Survey activity which contributed revenue of $196 million compared to $107 million in fiscal year 2007, including good progress on SURF projects such as Marathon Volund, Sage Hot Tap, Miskar and the Tyrihans Subsea installation. In addition the number of chargeable vessel days increased following the delivery of the Skandi Acergy during the fiscal year 2008.

Operating expenses

Acergy Northern Europe and Canada’s operating expenses in fiscal year 2008 of $574.5 million represented 30.7% of our total operating expenses from continuing operations, an increase of $65.3 million compared to $509.2 million in fiscal year 2007. This increase of $65.3 million included a credit of $30.0 million arising on the settlement of a Norwegian defined benefit scheme within fiscal year 2008. Operating expenses were 68% of the segment’s revenue in fiscal 2008 (2007: 73%). However, without the settlement credit, operating expenses as a percentage of revenue for fiscal 2008 would have been broadly in line with fiscal 2007.

Net income before tax

This segment’s net income before tax in fiscal year 2008 was $185.1 million, an increase of $39.6 million compared to $145.5 million in fiscal year 2007. The increase in fiscal year 2008 is explained by a combination of the following: first, increased gross profit of $37.0 million from projects due to increased project activity; second, the benefit of the $33 million gain arising on the settlement of a Norwegian defined benefit scheme within the fiscal year; and third, the increase in net income before tax was partially offset by a reduction in other gains and losses of $30.4 million due largely to foreign exchange fluctuations with a loss of $11.7 million being incurred in fiscal year 2008 compared to a profit of $18.7 million in fiscal year 2007.

The following table sets forth the most significant recent or ongoing projects in the Acergy Northern Europe and Canada segment:

Project name	Description
Lump sum SURF projects:
Britannia Satellites	Project offshore United Kingdom, executed during 2005 to 2007 for ConocoPhillips.
Deep Panuke	Project offshore Canada, expected to be executed during 2008 to 2011 for EnCana Corporation.
Miskar	Project offshore Tunisia, executed during 2007 to 2008 for British Gas.
Njord Gas Export	Project offshore Norway, executed during 2005 to 2008 for StatoilHydro.
Ormen Lange (Offshore)	Project offshore Norway, expected to be executed during 2008 to 2009 for StatoilHydro.
SAGE Hot Tap	Project offshore United Kingdom, executed during 2007 to 2008 for ExxonMobil.
Tyrihans Subsea	Project offshore Norway, executed during 2006 to 2008 for StatoilHydro.
Volund	Project offshore Norway, expected to be executed during 2007 to 2009 for Marathon Petroleum.
Day rate IMR projects:
Hydro Frame Agreement	Project offshore Norway, expected to be executed during the period 1999 to 2010 for StatoilHydro.
SURF/IMR/Survey project:
CNR Frame Agreement	Project offshore United Kingdom, expected to be executed during 2006 to 2010 for CNR.
DONG Energy Frame Agreement	Project offshore North Sea, expected to be to be executed during 2008 to 2012 for DONG Energy.

Acergy North America and Mexico (“NAMEX”)

For fiscal year (in millions)	2008 $		%		2007 $	%
Revenue	4.4		0.2	(a)	3.2	0.1	(a)
Operating expenses	17.2	(c)	(0.9	)(b)	(3.2)	0.2	(b)
Net income / (loss) before tax	17.9				(5.3)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.
(c)	The amount includes income from inter-segmental expenditure sharing arrangements.

This segment includes activities in the United States of America, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, Texas in the United States of America.

Revenue

This segment’s revenue from continuing operations was $4.4 million in fiscal year 2008, an increase of $1.2 million as compared to $3.2 million in fiscal year 2007. Revenue consisted of the commencement of the Shell Perdido project and also concrete products from our Louisiana fabrication yard.

Operating expenses

Acergy North America and Mexico’s operating expenses for fiscal year 2008 were $17.2 million net income as compared to $3.2 million net expense in fiscal year 2007. This segment is directly involved with various cross-regional projects which contribute towards expenditures being shared and allocated to other regions.

Net income / (loss) before tax

The segment’s net income before income tax was $17.9 million, compared to a net loss before income taxes of $5.3 million in fiscal year 2007. The $23.2 million increase was mainly caused by recovery of selling, general and administrative expenses and other support costs pursuant to inter-segmental expenditure sharing arrangements during fiscal year 2008 compared to fiscal year 2007. Included in the segment’s net income was a portion of the net income earned from the PRA-1 and Frade projects, which were shared on an equal basis with Acergy South America (“SAM”).

The table below sets forth the most significant recent or ongoing project in the Acergy North America and Mexico segment:

Project name	Description
Lump sum SURF projects:
Perdido	Project offshore the United States of America, expected to be executed during 2008 to 2009 for Shell.

Acergy South America (“SAM”)

For fiscal year (in millions)	2008 $	%		2007 $	%
Revenue	320.1	13.0	(a)	202.0	8.4	(a)
Operating expenses	(268.9)	14.3	(b)	(188.9)	10.2	(b)
Net income / (loss) before tax	27.1			(0.3)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

Revenue

Acergy South America’s revenue from continuing operations for fiscal year 2008 of $320.1 million represented 12.7% of our total revenue from continuing operations and was an increase of $118.1 million as compared to $202.0 million in fiscal year 2007. The increase was due to higher activity in the cross-regional SURF projects, PRA-1 and Frade: both offshore Brazil, which contributed revenue of $200 million compared to $121 million in fiscal year 2007. The three ships on long-term service arrangement, achieved full utilization outside of planned dry-docks and contributed revenue of $120 million compared to $81 million in fiscal year 2007.

Operating expenses

This segment’s operating expenses for fiscal year 2008 of $268.9 million accounted for 14.3% of our total operating expenses from continuing operations and were $80.0 million higher as compared to $188.9 million in fiscal year 2007. The increase of $80.0 million is largely accounted for by the increases in project activity for continuing operations in fiscal year 2008.

Net income / (loss) before tax

Acergy South America reported net income before tax of $27.1 million in fiscal year 2008 compared to a $0.3 million net loss before tax in fiscal year 2007. The increase primarily reflected net income earned from the cross-regional SURF projects, PRA-1 and Frade, and a positive contribution from the Pertinacia which operated for the full twelve months of the fiscal year 2008 compared to only seven months in fiscal year 2007. The increase also reflected a positive contribution from the Acergy Harrier day rate project due to increased profitability after its thruster problems in fiscal year 2007 were resolved.

The following table sets forth the most significant recent or ongoing projects in the Acergy South America segment:

Project name	Description
Lump sum SURF projects:

Frade	Project offshore Brazil, expected to be executed during 2006 to 2009 for Chevron Texaco.

PRA-1	Project offshore Brazil, executed during 2006 to 2008 for Petrobras.

Ships on long-term service arrangements:

Acergy Condor	Projects offshore Brazil, expected to be executed during 2006 to 2010 for Petrobas.

Acergy Harrier	Projects offshore Brazil, expected to be executed during 2007 to 2010 for Petrobas.

Pertinacia	Projects offshore Brazil, expected to be executed during 2007 to 2013 for Petrobas.

Acergy Asia and Middle East (“AME”)

For fiscal year (in millions)	2008 $	%		2007 $	%
Revenue	180.8	7.2	(a)	102.4	4.3	(a)
Operating expenses	(129.0)	6.9	(b)	(101.1)	5.4	(b)
Net income / (loss) before tax	17.2			(15.5)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities in Asia Pacific, India, and Middle East and includes the Malaysian joint venture, SapuraAcergy with Sapura Crest Petroleum Berhad. It has its offices in Singapore, Jakarta and Balikpapan, Indonesia and Perth, Australia.

Investment

Toisa Proteus, which is on a three year charter from the Toisa/Sealion Group of companies, joined the fleet at the end of the second quarter in fiscal year 2007. The ship completed its conversion program during the third quarter in fiscal year 2007, and commenced working for the segment’s projects. In addition, Sapura 3000, a new build ship within the SapuraAcergy joint venture was delivered and completed the first offshore phase of the Kikeh project during fiscal year 2008.

Revenue

Acergy Asia and Middle East revenue from continuing operations of $180.8 million accounted for 7.2% of the total revenue from continuing operations in fiscal year 2008, an increase of $78.4 million compared to $102.4 million in fiscal year 2007. The increase was driven by SURF projects, which contributed revenue of $178.0 million, compared to $88.0 million in fiscal year 2007 and included the completion of the Vincent, Maari and Liu Hua projects and good progress on other SURF projects, including Van Gogh and Pluto.

Operating expenses

Operating expenses in fiscal year 2008 of $129.0 million were 6.9% of our total operating expenses from continuing operations, an increase of $27.9 million from $101.1 million in fiscal year 2007. The increase in operating expenses was primarily due to the increase in SURF project activity with revenue increasing by $78.4 million in fiscal 2008.

Net income / (loss) before tax

Acergy Asia and Middle East’s net income before tax for fiscal year 2008 was $17.2 million, compared to a net loss before tax of $15.5 million in fiscal year 2007. The increase in profitability is due to the following factors: first, significant project contributions from both the “Liu Hua” lump sum SURF project in the South China Sea and also the “Maari” lump sum SURF project offshore of New Zealand, second, $12.2 million less depreciation due to the sale of Indonesian shallow water and diving assets during fiscal year 2007; and third, the increased profitability was partially offset by a slightly larger loss of $15.4 million from the SapuraAcergy non-consolidated joint venture in fiscal 2008 (2007: a loss of $10.3 million) due to late delivery of the Sapura 3000.

The following table sets forth the most significant recent and ongoing projects in the Acergy Asia and Middle East segment:

Project name	Description
Lump sum SURF projects:
Dai Hung	Project offshore Vietnam, executed during 2005 to 2008 for Petrovietnam Exploration and Production Company.
Kerisi	Project offshore Indonesia, executed during 2006 to 2007 for ConocoPhillips.
Kikeh	A SapuraAcergy project offshore Malaysia, expected to be executed during 2007 to 2009 for Murphy Sabah Oil Co utilizing Sapura 3000.
Maari	Project offshore New Zealand, executed during 2006 to 2008 for Tanker Pacific.
Liu Hua	Project offshore China, executed during 2007 to 2008 for CNOOC.
Pluto	Project offshore Australia, expected to be executed during 2008 to 2010 for Woodside.
Van Gogh	Project offshore Australia, expected to be executed during 2007 to 2009 for Apache Energy.
Vincent Development	Project offshore Australia, executed during 2006 to 2008 for Woodside.

Acergy Corporate (“CORP”)

For fiscal year (in millions)	2008 $	%		2007 $	%
(Loss) / revenue	(1.9)	(0.1	)(a)	3.7	0.2	(a)
Operating (expenses) / income	(21.9)	1.2	(b)	13.1	(0.7	)(b)
Net income before tax	25.7			19.4

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

This segment includes all activities that serve more than one segment and includes: marine assets which have global mobility including construction and flowline lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of our businesses; NKT Flexibles, a joint venture that manufactures flexible pipeline and risers; and SHL, a joint venture with a subsidiary of the Russian Oil Company Lukoil-Kaliningradmorneft plc, which operates the heavy lift ship Stanislav Yudin.

Acergy S.A.’s principal executive offices are located in Hammersmith, London, United Kingdom.

(Loss) / Revenue

Acergy Corporate’s revenue in fiscal year 2008 was a $1.9 million loss compared to $3.7 million positive revenue in fiscal year 2007 due to the reversal of prior year corporate accrued revenue.

Operating expenses

In fiscal year 2008, the segment’s operating expenses were $21.9 million, as compared to operating income of $13.1 million in fiscal year 2007. The over-recovery realized in fiscal year 2007 due to positive results in the captive insurance business did not materialize in fiscal year 2008 mainly due to the higher offshore personnel costs which were not fully recoverable.

Net income before tax

Acergy Corporate’s net income before income taxes for fiscal year 2008 was $25.7 million compared to $19.4 million in fiscal year 2007. The increase was due to significant improvements in the results of the non-consolidated joint ventures which contributed $75.2 million, an increase of $48.5 million on the contribution received in fiscal year 2007. NKT Flexibles contributed $45.6 million (2007: $17.8 million) due to greater demand for flexibles following the increase in global SURF activity levels and SHL contributing $29.6 million (2007: $8.8 million) with a significant improvement in the fourth quarter of fiscal year 2008 compared to the fourth quarter 2007 when the Stanislav Udin was in dry dock for the full quarter. These gains were partly offset by $12.1 million in under recovery of offshore personnel costs.

Consolidated Results—Continuing Operations

Revenue

Revenue from our continuing operations increased to $2,522.4 million in fiscal year 2008 from $2,406.3 million in fiscal year 2007. Our core SURF activity contributed $1,832.0 million or 73% of continuing revenue (2007: $1,905.0 million, 79%) with a growing presence in Africa and Brazil as well as increased activity in Northern Europe. Conventional activity comprised $442.0 million or 18% of continuing revenue (2007: $354.0 million, 15%) with almost all the activity occurring in Africa. Other revenue streams related to IMR activity of $164.0 million (2007: $81.0 million) and survey activity of $84.0 million (2007: $62.0 million). The most significant negative impact on revenue was the planned dry-dock scheduling, particularly the Acergy Polaris during the third and forth quarters of fiscal year 2008. As at November 30, 2008, an estimated $1.4 billion of our $2.5 billion backlog is for execution in fiscal year 2009.

Gross Profit

Gross profit for the fiscal year 2008 was $648.2 million which was an increase of 18% compared to the gross profit in fiscal year 2007 of $547.2 million, representing a gross profit margin of 25.7% compared to 22.7% in 2007. It should be noted that 1.2% of the margin improvement relates to a $30.0 million credit in the NEC region arising on the settlement of a Norwegian defined benefit pension scheme, with the gain representing the avoidance of future potential pension liabilities for existing employees. Vessel utilization of major ships

(excluding the Acergy Piper—part of discontinued operations) in the period has reduced slightly to 84% compared to 86% in 2007 due largely to the seven-month dry-dock of the Acergy Polaris and a number of other dry-docks for other fleet ships in the second half of the year. Despite this slight fall in utilization, total chargeable major ship days increased by over 600 days in 2008 following fleet expansion.

Administrative Expenses

Administrative expenses have increased by $26.2 million (11.5%) to $253.8 million in fiscal year 2008 from $227.6 million in fiscal year 2007. The administrative expenses constituted 10.1% of revenue (2007: 9.5%), which was higher mainly attributable to some administrative expenses not being allocated to discontinued operations in fiscal year 2008 and higher tendering and support costs to meet business requirements. We are undertaking a number of initiatives in the short and medium-term, to reduce this cost base.

Share of Results of Associates and Joint Ventures

Our share of net income of associates and joint ventures from continuing operations in fiscal years 2008 and 2007 were as follows:

For fiscal year (in millions)	2008 $	2007 $
Mar Profundo Girassol	—	(0.1)
Dalia FPSO	0.6	3.4
Oceon	(0.9)	(0.5)
Acergy/Subsea 7	3.5	12.3
Acergy Havila	—	—
SapuraAcergy	(15.4)	(10.3)
SHL	29.6	8.8
NKT Flexibles	45.6	17.9

Total	63.0	31.5

Our share of net income of associates and joint ventures in fiscal year 2008 increased to $63.0 million from $31.5 million in fiscal year 2007. The increase has been primarily attributable to strong performances from NKT Flexibles of $46 million (2007: $18 million) due to increased demand for flexible pipe following an increase in global SURF activity and SHL, which contributed $30 million (2007: $9 million) with a significant improvement in the fourth quarter of fiscal year 2008 compared to the fourth quarter of fiscal year 2007 when the Stanislav Udin was in dry dock for the full quarter. The increase was partially offset by a net loss of $15 million from the SapuraAcergy joint venture (2007: loss $10 million). However, SapuraAcergy is expected to be closer to break even for fiscal year 2009 as the Sapura 3000 is now generating revenues and the SapuraAcergy joint venture was awarded the $825 million Gumusut-Kakap project, which was announced on March 17, 2009 and is expected to lead to an improved performance in the coming years.

Investment Income and Finance Costs

Our investment income in fiscal year 2008 decreased to $17.9 million compared to $30.8 million in fiscal year 2007, mainly as a result of lower deposit rates on overnight balances from our deposit investment returns. Combined with financing costs of $30.5 million in fiscal year 2008, compared to $39.0 million in fiscal year 2007, our net finance cost of $12.6 million for fiscal year 2008 was $4.4 million more than the $8.2 million for fiscal year 2007. The small increase in net finance costs was primarily due to lower deposit rates on overnight balances from our deposit investment returns.

Other Gains and Losses

Net foreign currency exchange gains or losses

During fiscal year 2008 we recorded foreign exchange gains of $39.0 million. The largest element of this gain related to the revaluation of intercompany balances in subsidiary entities and the strengthening of the US dollar compared to other currencies, primarily the Euro.

In fiscal year 2007 foreign exchange losses amounted to $11.6 million. These consisted of a foreign exchange loss of $21.8 due to the revaluation and settlement of short-term intercompany balances, partially offset by a gain of $10.2 million due to changes in the market value of the forward exchange contracts and the realization of forward exchange contracts.

We expect the risk of substantial foreign currency fluctuations, including adverse fluctuations, to persist throughout fiscal year 2009.

Gains on disposal of property, plant and equipment

In fiscal year 2008, the gain of $5.4 million primarily reflected a gain of $3.7 million arising on the disposal of a Sat Dive system. Additionally other smaller gains, such as a gain of $0.7 million on the sale of Tarpon in Acergy North America and a gain on the disposal of Bucksburn House, Scotland in Acergy Northern Europe and Canada, were also reflected.

In fiscal year 2007, the gain of $13.6 million comprised $12.5 million from the sale of diving and shallow water assets in Acergy Asia and Middle East, $0.7 million from the sale of the J-Lay tower in Acergy Africa and Mediterranean and other gains on disposal totaling $0.4 million.

Taxation

We recorded a net tax charge of $162.6 million on continuing operations in fiscal year 2008 as compared to $215.1 million in fiscal year 2007.

The movements in the tax provision or benefit year on year generally are a product of the differing levels of profitability achieved in each of the many territories in which we conduct our business. The significant components of the taxation provision are referred to in the following paragraphs. The total tax rate for continuing operations based on profit before tax and minority interest is 33.0% in fiscal year 2008 compared to 62.5% in fiscal year 2007.

The tax rate in 2007 reflected the fact that a significant proportion of our profits were generated by Acergy Africa and Mediterranean, which operates in high tax regimes. This tax rate arises from the interaction of the original contract structure and the French and West African tax regimes, which have resulted in unrelieved African withholding taxes.

As discussed more fully in Note 11 “Taxation” to the Consolidated Financial Statements, we reassessed our estimates of the probable liabilities resulting from ongoing tax audits and accrued a provision of $4.1 million in 2008 (2007: $59.8 million) for risks arising out of tax audits and enquiries in the UK. In fiscal 2007, an accrual of $59.8 million was taken; the most significant of these provisions arose from the French tax audit. We made a provision of $26.0 million in fiscal 2007 in respect of certain identified risks reflecting our best estimates of the probable liability. Additionally we made further provisions of $23.0 million in fiscal 2007 reflecting revised estimates of probable liabilities identified through our group-wide review of uncertain tax positions. A further $10.8 million of the accrual was expensed on transition to IFRS (see Note 43 “Explanation of transition to IFRS” to the Consolidated Financial Statements for more information). The French tax audit remains ongoing, but no additional provision was required in 2008. The Group also updated its group-wide review of uncertain tax positions in 2008. No further provision was found to be necessary. However, it is possible that the ultimate resolution of ongoing tax inquiries and audits and uncertain tax positions could result in tax charges that are materially higher or lower than the amounts accrued or provided for.

Our UK ship owning subsidiaries continue to be taxed within the UK tonnage tax regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels before being taxed at the UK statutory tax rate. Our tax charge reflects a net benefit of $7.5 million in fiscal year 2008 compared to $0.5 million in fiscal year 2007. This is compared to the UK tax that would be payable had we not elected to join the UK tonnage tax regime. During fiscal year 2007 the UK tax authorities started an enquiry into the amount of profits allocated to tonnage tax from 2003 to 2006. (see Note 11 “Taxation” to the Consolidated Financial Statements for more information). This enquiry continued in 2008 and is still ongoing in 2009. As noted above, a tax provision of $4.1 million is held against this risk.

Last year we noted that the UK Government had signaled its intention to change the tonnage tax legislation with effect from April 1, 2008 following discussions with the European Commission on the interpretation of the guidelines on State Aid. These proposals were subsequently withdrawn on March 6, 2008.

We recognized net deferred tax liabilities totaling $16.3 million in fiscal 2008 (2007: a deferred tax asset of $24.3 million) for the tax effects of temporary differences related to property, plant and equipment, accrued expenses, share based payments, convertible loan notes and tax losses. An analysis of these balances is shown in Note 11 “Taxation” to the Consolidated Financial Statements.

Additionally, we have potential future tax deductions, tax credits and Net Operating Losses (“NOLs”) in several countries, including the United States. With the exception of some of the losses in France, no deferred tax asset has been recognized in respect of the future benefit of NOL’s because we have determined, due to a lack of forecasted profits and a history of losses in the jurisdictions concerned, that it is unlikely that tax deductions will be realized based on current estimates of future taxable earnings. Across our subsidiaries, we have NOLs and similar deductions of $194.6 million, a substantial proportion of which are in the US.

The Company is a tax exempt 1929 Luxembourg Holding Company. The Luxembourg tax law which provides for a special tax regime for 1929 Holding Companies will expire in 2010. The Company is currently reviewing whether any corporate structural changes will be required as a result of the expiration of this law.

Consolidated Results—Discontinued Operations

In November 2008 the decision was taken to dispose of the non-core Trunkline business which includes only the Acergy Piper and was hence classified as discontinued operations for fiscal year 2008. Further, the Trunkline operations, which were previously recorded under continuing operations in fiscal years 2007 and 2006, had to be restated as part of discontinued operations for fiscal years 2007 and 2006. The sale of the asset to Saipem (Portugal) Comercio Maritimo S.U. Lda was completed on January 9, 2009 for a sales consideration of $78.0 million. Prior to being classified as an asset held for sale a partial impairment reversal of $14.3 million was booked in fiscal year 2008 and credited to operating expenditure in discontinued operations. Discontinued operations for fiscal year 2008 generated $281.8 million of revenue which includes $275.9 million contributed by the Acergy South America region. Expenses attributable to discontinued operations during fiscal year 2008 amounted to $320.7 million. A net loss of $22.5 million was incurred from discontinued operations for fiscal year 2008 after taking into consideration the impairment reversal of $14.3 million and a taxation credit on discontinued operations amounting to $2.1 million.

Discontinued operations in fiscal year 2007 also included the final completion of the remaining IMR and conventional project work in Trinidad and Tobago (part of the North America and Mexico region) which had commenced prior to the disposal of nine IMR and conventional ships to Cal Dive International Inc., during fiscal years 2005 and 2006. Discontinued operations for fiscal year 2007 generated $274.0 million of revenue. This included $211.2 million contributed by Acergy Northern Europe and Canada region, $45.9 million by the Acergy South America region and $16.9 million by the Acergy North America and Mexico region. Expenses attributable to discontinued operations during fiscal year 2007 amounted to $271.2 million resulting in a net income/profit of $5.7 million from discontinued operations for fiscal year 2007 after taking into consideration taxation on discontinued operations amounting to $2.9 million.

Liquidity and Capital Resources

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

We operate a liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining what it believes are adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and aiming at matching the maturity profiles of financial assets and liabilities. Included in Note 29 “Borrowings” to the Consolidated Financial Statements is a listing of undrawn facilities that the Group has at its disposal.

The main uncertainties with respect to our primary sources of funds are as follows: project related timing of cash inflows and outflows; timing of the costs relating to investment in and expansion of the fleet; the ability to agree with clients, in a timely fashion, the amounts due as claims and variation orders; and the availability of cash flows from joint ventures.

Future Compliance with Debt Covenants

As described in Note 29 “Borrowings” to the Consolidated Financial Statements, our credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. We must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals on the last day of February, May, August and November of each year. Given the improved performance of the business for fiscal year 2008 we consider, based on our latest forecasts for fiscal year 2009, that we will be able to comply with all financial covenants during fiscal year 2009.

Sources of Cash

Our principal sources of funds for fiscal year 2008 have been cash from operations.

Our year-end cash and cash equivalents position of $573.0 million as at the fiscal year end November 30, 2008 (2007: $582.7 million) is largely attributable to stronger net cash generated from operating activities amounting to $493.1 million compared to $251.3 million achieved in fiscal year 2007. Our readily available funds for ongoing operations are: (i) unutilized cash loan credit facilities amounting to $100.0 million; and (ii) our cash on hand as at November 30, 2008 amounting to $573.0 million; and (iii) the sale of Acergy Piper which realized $78.0 million on January 9, 2009; and (iv) ongoing cash generated from operations; less (v) project liabilities of $305.6 million comprising both advances received from customers of $59.8 million and amounts due under construction contracts of $245.8 million whereby the amounts have been invoiced ahead of project progress.

We believe that our ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy our present working capital requirements and capital expenditure requirements, as well as meet our debt repayments and other financial commitments for the next 12 months. We also have the ability to raise additional debt and to issue further share capital, however, in light of the current debt and equity capital market conditions, we may not be able to raise such funds on terms acceptable to us.

Additionally, Acergy has the ability to source additional cash through its loan facilities. For details of these refer to “—Description of Indebtedness” below.

We expect to use our cash to fund further upgrading and rejuvenation of our fleet, to provide a platform to support growth initiatives. The summary of generated and used cash flows is shown as follows:

For fiscal year (in millions)	2008 $	2007 $
Cash and cash equivalents at the beginning of the year	582.7	717.5
Net cash generated from operating activities	493.1	251.3
Net cash used in investing activities	(286.7)	(220.8)
Net cash used in financing activities	(186.1)	(190.0)
Effect of exchange rate changes on cash and cash equivalents	(30.0)	24.7

Cash and cash equivalents at the end of the year	573.0	582.7

Cash Flows Generated from Operating Activities

Cash flow generated from operating activities is derived principally from the collection of receivables due from clients under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project “milestones” or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenue, as clients are generally required to make advance payments at project commencement. It is our policy, when negotiating a contract, to arrange for cash to be received from the client in advance of the requirement to pay suppliers, thus ensuring a positive impact on liquidity. The major cash flow movements are disclosed further in the Consolidated Cash Flow Statement. Net cash generated by operating activities during fiscal year 2008 was $493.1 million (2007: $251.3 million ) which includes an adjustment for non-cash accounting expenses of $118.1 million (2007: $78.9 million) and changes in operating assets and liabilities (net of acquisitions) of $67.8 million (2007: $37.9 million). At the end of fiscal year 2008 we had $29.4 million in advance payments, our performance in cash collection from trade debtors had improved as indicated by the average credit period having decreased to 39 days compared to 57 days in 2007, and current tax liabilities decreased by $96.7 million during fiscal year 2008.

Net Cash Flows Used in Investing Activities

Net cash used in investing activities in fiscal year 2008 was $286.7 million compared to $220.8 million in fiscal year 2007.

In fiscal year 2008, this primarily comprised net cash outflows related to the purchase of tangible assets of $294.3 million (2007: $261.0 million) to further develop our asset base and net cash outflows of $15.1 million (2007: $0.4 million) for advances to joint ventures. These outflows were partially offset by dividends received from joint ventures amounting to $10.9 million (2007: $40.6 million of which $15.6 million of the SHL dividend was used to increase the Group’s investment in the joint venture consequently only $24.2 million resulted in an actual cash inflow) and inflows from the sale of tangible assets of $12.2 million (2007: $35.3 million).

Net Cash Used in Financing Activities

In fiscal year 2008, net cash used in financing activities was $186.1 million, compared to net cash used in financing activities of $190.0 million in fiscal year 2007. This reduction was attributable to a decrease in share buy backs to $138.3 million in fiscal year 2008 from $146.8 million in fiscal year 2007 and a $6.3 million increase in net borrowings which were only partially offset by a $10 million decrease in the proceeds of option exercises. Dividends to shareholders increased $0.8 million. Convertible loan interest of $11.3 million and dividends to minority interests of $8.7 million both remained the same for fiscal year 2008 and fiscal year 2007.

Description of Indebtedness

As of November 30, 2008 Acergy had loan facilities (excluding bank overdraft facilities and short-term lines of credit) of $100.0 million (2007: $84.4 million) and guarantee facilities of $500.0 million (2007: $315.6 million). As of November 30, 2008, all (2007: all) of the loan facilities were unutilized and $195.9 million (2007: nil) of the guarantee facilities were unutilized. We estimate we will use up to half of the guarantee facility headroom in the first six months of fiscal year 2009 for new contracts. We believe that the remaining loan facilities, with up to $100.0 million available for drawing, combined with cash balances of $573.0 million as of November 30, 2008 (2007: 582.7 million) and the consideration of $78.0 million received from the sale of the Acergy Piper in January 2009, should provide sufficient liquid resources and working capital to meet our present and future operating requirements.

The $500 Million 2.25 per cent Convertible Notes due 2013

On October 11, 2006 Acergy S.A. issued $500.0 million in aggregate principal amount of 2.25% convertible notes due 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million.

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

The noteholders were granted an option which allows them to convert the convertible notes into common shares with an initial conversion price of $24.05 per share equivalent to 20,790,021 common shares, or approximately 10.7% of our issued share capital at the date of issue. The conversion price was subsequently revised to $23.52 per share following the payment of the dividends since issuance, equivalent to 20,790,021 common shares, or approximately 10.7% of our issued share capital as of February 28, 2009. The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide ‘anti-dilutive’ adjustments for items such as payment of dividends and events such as a change of control which can affect materially the marketability, liquidity or volatility of common shares.

There is also an option for Acergy to call the convertible notes after 4 years and 14 days from the date of issue if the price of the common shares exceeds 130% of the then prevailing conversion price over the above specified period.

The following is a summary of certain other terms and conditions that apply to our convertible notes:

•

the convertible notes are unsecured but contain a negative pledge provision which restricts encumbrances or security interests on current and future property or asset to ensure that the convertible notes will rank equally with other debt issuances;

•	a cross default provision subject to a minimum threshold of $10.0 million and other events of default in connection with non-payment of the convertible notes;

•	various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of our common shares and the convertible notes on recognized stock exchanges; and

•	provisions for the adjustment of the conversion price in certain circumstances.

There had been no conversions of these convertible notes as of November 30, 2008.

The convertible notes and the accounting treatment thereof is described in more detail in Note 30 “Convertible loan notes” to the Consolidated Financial Statements.

The $400 Million Amended and Restated Revolving Credit and Guarantee Facility (the “$400 million facility”)

On August 10, 2006 the revolving credit and guarantee facility was increased from $350 million to $400 million with the existing consortium of banks and the maturity was extended until August 10, 2011. The sub-limit for cash drawings was reduced to $100 million from $175 million. The mortgages over the secured ships were released. The provisions in the agreement relating to the guarantee were significantly simplified to offer a guarantee of the loan by Acergy S.A. only. Explicit restrictions on investments and additional financing were removed, pricing was improved, and the facility was restated in a market standard form.

The $400 million facility is used for general corporate purposes including capital expenditure, working capital and the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of August 10, 2011. Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees. Borrowings under this facility may be made in minimum increments of $5.0 million (or, if less, the remaining commitment) subject to the satisfaction of certain legal customary conditions. Additionally under this facility performance guarantees can be issued with a maturity no later than February 10, 2013.

The $400 million facility also contains events of default which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgments, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, auditor’s qualification, repudiation and material litigation.

Interest on the $400 million facility is payable at LIBOR plus a margin which is linked to the ratio of net debt to earnings before interest, taxes, depreciation and amortization (EBITDA) and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months from November 30, 2008 and is reviewed every three months The fee applicable for performance guarantees is linked to the same ratio of net debt to EBITDA and may range from 0.4% to 0.95% per year and is currently fixed at 0.4% This is subject to a quarterly review, similar to the $200 million facility (see below).

The $400 million facility shares certain terms and conditions with our $200 million facility, as described below.

The $200 Million Multi-currency Revolving Guarantee Facility (“$200 million facility”)

On February 26, 2008, the Group executed a new $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million amended and restated revolving credit and guarantee facility. The $200 million facility is secured by a guarantee from Acergy S.A.

The $200 million facility is to be used for the issuance of performance guarantees in the ordinary course of the Group’s business. The facility has a maturity date of February 26, 2013 however performance guarantees can be issued with a maturity no later than August 26, 2014.

The fee applicable for performance guarantees is linked to the ratio of net debt to EBITDA and may range from 0.45% to 1.00% per year and is currently fixed at 0.45%. This is subject to review every three months.

Both the $400 million and $200 million facilities contain certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, both facilities contain negative pledges with respect to accounts receivable and cash and include representations, affirmative covenants and negative covenants and events of defaults which are customary for facilities of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors.

There were no draw downs under the $400 million and $200 million facilities during the fiscal year 2008.

$15 Million Loan Facility

On May 26, 2008 Sonamet, a 55% owned subsidiary entered into a $15.0 million loan facility with BAI-Banco African de Investimentos S.A. for the construction of facilities at the company’s Lobito yard. After an initial 18 month repayment grace period the loan is repayable in equal installments over 66 months, with a final maturity of May 26, 2015. The loan carries interest at 6 month LIBOR plus 2% per year, but is subject to a minimum rate of 7% and a maximum rate of 8%. The facility is not guaranteed by Acergy S.A. or any of its other subsidiaries. As at November 30, 2008 $6.1 million was drawn on this facility and there are no covenants over this facility.

Other Facilities

A $9.5 million (2007: $9.5 million) unsecured loan provided by Sonangol to Sonamet bearing interest at a fixed rate of 2.75% per year and is repayable in annual installments for a remaining period of two years as at November 30, 2008.

During fiscal year 2008, a facility of $0.2 million (2007: nil) was provided to Pelagic Nigeria Ltd by Pegasus International Services Inc., the minority interest holder of Pelagic Nigeria Ltd, an entity in which Acergy holds a majority interest.

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

The purpose of the bank guarantees generally is to enable our clients to recover cash advances paid to us under the project contracts or to obtain cash compensation should we be unable to fulfill our performance obligations under our contracts. Bank guarantees were issued in support of our projects in fiscal year 2008 of $122.5 million (2007: $203.1 million).

Guarantee Arrangements with Joint Ventures

SapuraAcergy Sdn Bhd (“SASB”) is a 50/50-owned joint venture between Acergy M.S. Ltd, a subsidiary of Acergy S.A. and Nautical Essence Sdn Bhd a subsidiary of SapuraCrest Petroleum Berhad. This joint venture has issued a Charter Guarantee in fiscal year 2008 guaranteeing the charter payments from the charterer of the Sapura 3000 vessel to the ship owner, Nautical Vessels Pte Ltd. (“NVLP”). The limit of the guarantee is, at any time, the sum of the outstanding amounts under the $240 million Facility Agreement of NVLP less US$100,000,000. Any call under the guarantee will not result in a lump sum payment being made, but the guarantors (including SASB), severally, will have to service the debt by way of charter payments due from the charterer to the ship owner until the termination date of the loan, which is February 2, 2015.

Acergy Havila Limited is a 50/50 joint venture between Acergy M.S. Ltd and Havila Shipping Pte Ltd. This joint venture has entered into a loan facility with a group of banks led by DnB NOR Bank ASA for post-delivery financing of up to Norwegian krone 977.5 million (approximately $139.3 million) for the purchase of a dive support vessel to be owned by the joint venture, when it is delivered in early 2010. The facility is guaranteed severally by the investors in the joint venture, including Acergy M.S. Ltd.

Other Guarantee Arrangements

The $400 million facility is available for guarantees to the extent it is not drawn as loans. The $200 million facility can be used for the issuance of performance guarantees in the ordinary course of our business. In addition, we have a $30 million (2007: $30.0 million) bank guarantee facility with Credit Industriel et Commercial Bank of which $nil (2007: nil) was utilized as at November 30, 2008. There are also a number of unsecured local credit lines in Indonesia, Brazil, Madeira and Nigeria for the sole uses of PT Acergy Indonesia, Acergy Brasil S.A., Sonacergy and Globestar Engineering Company (Nigeria) Limited respectively. The lines are with HSBC Indonesia ($0.5 million), HSBC Bank Brasil S.A. ($5.4 million), Banco Espirito Santo S.A. ($8.5 million) and First Bank of Nigeria plc ($10.8 million). The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business. The total amount issued under these facilities as at November 30, 2008 was $14.6 million (2007: $57.6 million). The Group had past arrangements with a number of financial institutions to issue bank guarantees on our behalf. As at November 30, 2008, the aggregate amount of guarantees issued under these old facilities was $13.2 million (2007: $15.1 million). There is no availability for further issuances under these facilities.

Investments in Associates and Joint Ventures

As at November 30 (in millions)	Geographical Location	Acergy Group Business Region		Ownership %	2008 $	2007 $
Mar Profundo Girassol (“MPG”)	Angola	Africa and Mediterranean	Joint Venture	50	—	—
Dalia FPSO(a)	Angola	Africa and Mediterranean	Associate	17.5	4.3	6.4
Global Oceon Engineers Nigeria Limited (“Oceon”)	Nigeria	Africa and Mediterranean	Associate	40	—	—
Acergy/Subsea 7	Norway	Northern Europe and Canada	Joint Venture	50	2.6	2.5
Acergy Havila Limited (“Acergy Havila”)	Cyprus	Northern Europe and Canada	Joint Venture	50	—	—
SapuraAcergy	Malaysia	Asia and Middle East	Joint Venture	50	—	—
Seaway Heavy Lifting Limited (“SHL”)	Cyprus	Corporate	Joint Venture	50	64.6	53.5
NKT Flexibles I/S (“NKT Flexibles”)	Denmark	Corporate	Joint Venture	49	68.7	44.0

Total					140.2	106.4

(a)	Acergy owns 17.5% and has a significant influence in Dalia FPSO. Acergy has a veto on decisions which require unanimous agreement.

Description of Joint Ventures

Mar Profundo Girassol (“MPG”) is a project specific joint venture company. The project was completed during fiscal year 2006 and the company will be dissolved in due course.

The Dalia FPSO facility is an associate with Technip S.A. and Saipem S.A. to perform work on the Dalia field development Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, commissioning and hook-up of the FPSO.

During fiscal year 2007, a Nigerian joint venture, Global Oceon Engineers Nigeria Limited (“Oceon”), was founded with Petrolog Engineering Services Limited, an established Nigerian contractor, as partner. The purpose of Oceon is to provide engineering support for future shallow and deepwater projects to be executed in Nigeria, and therefore strengthen Acergy’s presence in the country.

Under the Acergy/Subsea 7 joint venture we included the result of the FTP and H7 By-Pass projects and a consortium agreement which is being executed in the North Sea, all of which are independent project specific joint ventures.

In fiscal year 2007, a 50/50 joint venture Acergy Havila Limited was set up with Havila Shipping ASA to construct a “state-of-the-art” dive support ship. Upon delivery in 2010, Acergy will charter the ship from Acergy Havila Limited for a firm period of 10 years and has an option to purchase or extend the charter.

In 2006 we established the SapuraAcergy joint venture with SapuraCrest Petroleum Berhad, to take over the build and operation of the Sapura 3000, a new heavy lift and pipelay ship designed to be one of the most advanced deepwater construction ship in the growing Asia Pacific region. During the fiscal year 2007, the $150 million loan taken out by the joint venture to partially fund the construction of the Sapura 3000 was refinanced into a $200 million term loan with an additional $40 million revolving credit facility. Acergy has issued a several guarantee in respect of this loan, less $50 million, the risk on which is borne by the bank. The ship was delivered in the first quarter of fiscal 2008 and completed the offshore phase of the Kikeh project in first quarter of fiscal year 2008. An additional $15.1 million cash advance was extended to the joint venture during fiscal year 2008.

We offer heavy lift floating crane services through SHL. SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil Kaliningradmorneft plc, our joint venture partner in SHL. The barge operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for the Group. A new build, heavy lift ship Oleg Strashnov is under construction and the ship is expected to be in operation in 2010. We increased our investment in SHL during fiscal year 2007 to contribute to the construction costs of this ship. In addition to this increase in shareholder contribution, SHL took out a term loan, revolving credit and guarantee facility on May 25, 2007. The term loans are for up to €140 million and $180 million, and the revolving credit and guarantee facility for up to $33 million. During fiscal year 2008 no additional investment was made and the existing credit facilities remained in place. There is no recourse back to Acergy in respect of this facility.

NKT Flexibles manufactures flexible flowlines and dynamic flexible risers. Until fiscal year 2005, the joint venture had reported operating losses for several years. In order to ensure the operational solvency of the joint venture, we made short-term cash advances during fiscal year 2005 of $2.0 million. In fiscal year 2005, a provision of $5.7 million was released as the prospects of this joint venture had improved. In fiscal year 2006, the joint venture experienced an improvement due to the market increase in demand for flexible flowlines and flexible risers. In fiscal year 2008, our share of net income was $45.6 million (2007: $17.9 million).

More details relating to transactions with the associates and joint ventures are presented in Note 16 “Interest in associates and joint ventures” to the Consolidated Financial Statements.

Contractual Obligations

	Payments due by period(a)
As of November 30, 2008 (in millions)	Total $	Less than 1 year $	1–3 years $	3–5 years $	After 5 years $
Convertible notes(b)	500.0	—	—	—	500.0
Future interest payments(c)	56.3	11.3	22.5	22.5	—
Operating lease payments(d)	526.5	125.3	176.2	109.5	115.5
Purchase obligations(e)	130.0	—	130.0	—	—
Forward foreign exchange contracts(f)	121.8	22.6	88.2	11.0	—

Total	1,334.6	159.2	416.9	143.0	615.5

(a)	Excludes future retirement benefit obligations of $21.2 million at November 30, 2008 , guarantee arrangements with joint ventures and associates of $379.3 million at November 30, 2008, and the following:

•

Main renewal options: Polar Queen—two renewal options consisting of one option for three years at the end of 2012 followed by a possible further option for one year; Far Saga—one renewal option for two years mid-2010; Normand Mermaid—one renewal option for one year; Acergy Viking—ten renewal options consisting of two for two years and eight options for one year; purchase options after eight, eleven, fourteen and seventeen years; Skandi Acergy—two renewal options consisting of two options for two years each and two options for one year each.

•

Future commitments for which the lease term has not commenced: Acergy Merlin should have commenced in 2009 for five years ($51.8 million) with an option for a further four years. However, this vessel charter option has been cancelled resulting in a charge of $6.5 million in fiscal year 2009; Acergy Havila commencing in 2010 for ten years ($200.0 million) with an option for a further ten years.

(b)	On October 11, 2006 we completed the launch and pricing of an offering of $500 million in aggregate principal amount of convertible notes due in fiscal year 2013 with the receipt of net proceeds after deduction of related costs of $490.8 million. The convertible notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The convertible notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange. For further details see Note 30 “Convertible Loan Notes” to the Consolidated Financial Statements.
(c)	Our debt structure currently contains fixed rate interest debt, and therefore we have calculated the amount of the future interest payments based on the 2.25% interest rate on the aggregate principal amount of $500 million of convertible notes. For further details see Note 30 “Convertible Loan Notes” to the Consolidated Financial Statements. Also included are future interest payments on the $400 million amended and restated revolving credit and guarantee facility, excluding bank overdrafts and short term lines of credit.
(d)	These consisted of charter hire obligations towards certain construction support, diving support, survey and inspection ships of $342.0 million. The remaining obligations related to office facilities and equipment as at November 30, 2008 of $184.5 million.
(e)	Purchase obligations are in respect of property, plant and equipment as disclosed in Note 35 “Commitments and contingent liabilities” to the Consolidated Financial Statements.
(f)	Acergy enters into both derivative financial instruments (derivatives) and non-derivative financial instruments in order to manage its foreign currency exposures. The principal derivatives used are forward foreign currency contracts. The commitments have been drawn up based on the undiscounted net cash inflows or outflows on the derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing as at the fiscal year end November 30, 2008.

Legal, Regulatory and Insurance Matters

Bateman

On February 17, 2006, Bateman, the company which acquired Paragon Litwin S.A., our former engineering subsidiary, launched arbitration proceedings against Acergy on the grounds of alleged misrepresentation when the business was sold. No provision was recorded for this claim. On September 5, 2008, the Arbitration Board rejected Bateman’s claim of €13 million and Bateman was ordered to pay an amount of €596,161 for legal fees and $190,000 for arbitration costs. The arbitration decision is full and final. As of March 31, 2009, a partial amount of €450,000 was paid to Acergy, and Bateman committed to pay all monies due to Acergy no later than May 15, 2009.

Other matters

In the course of our business, we become involved in contract disputes from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. Acergy takes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability we may anticipate.

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

Subsequent Events

On January 9, 2009 the sale of the Acergy Piper, a semi-submersible pipe-lay barge, which operated primarily in the North Sea and more recently on the Mexilhão project in Brazil, to Saipem (Portugal) Comercio S.U. Lda for $78.0 million, was completed. Effectively this represents the disposal of our Trunkline business which was a non-core segment of the Acergy Group.

On February 12, 2009, our Board of Directors resolved to recommend the payment of a dividend of $0.22 per common share, subject to shareholder approval at the next Annual General Meeting to be held on May  22, 2009.

Research and Development and Intellectual Property

See Item 4. “Information on the Company—Intellectual Property.”

Inflation

The Group’s business transactions in high-inflation countries are substantially denominated in relatively stable currencies, such as the US dollar, and inflation therefore does not materially affect the consolidated financial results. Where denominated in US dollars these transactions are hedged in line with our foreign exchange policies, which has mitigated the effects of the significant decline in the US dollar in recent years.

Changes in Share Capital

In fiscal year 2008 a total of 1,088,952 share options were exercised (2007: 3,403,865), raising gross proceeds of $4.2 million (2007: $14.3 million). The share option exercises during fiscal 2008 were satisfied by re-issuing treasury shares. No other new common shares were issued. A total of 6,374,100 (2007: 8,098,625) own common shares were repurchased for a total consideration of $138.3 million (2007: $146.8 million).

Additional information on the Authorized Shares and Issued Common Shares is set forth in Note 25 “Issued share capital” to the Consolidated Financial Statements.

Own common shares

On September 11, 2006 the commencement of a share buyback program was announced, which allowed for the purchase of up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board of Directors at the Annual General Meeting held on May 15, 2006. The buyback program of own common shares was completed on April 30, 2008. A total of 15,387,525 shares for a total consideration of $301.6 million were repurchased. These were open market repurchases on the Oslo Stock Exchange. The own common shares are held as treasury shares. The Board of Directors is seeking approval at the Annual General Meeting on May 22, 2009 to authorize the Company, or any wholly owned subsidiary, to purchase common shares of the Company up to a maximum of 10% of the issued common shares.

Any own common shares repurchased were either cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the convertible notes or any employee share option schemes. Further information is given in Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers”.

The table below sets out the purchases of own common shares made till April 30, 2008, when the buyback program of own common shares was completed:

Date	No. of Common Shares repurchased	Average price paid per Share in NOK
October 10, 2006	42,000	114.73
October 19, 2006	70,900	115.00
October 23, 2006	25,900	116.25
October 24, 2006	30,000	116.33
October 27, 2006	73,800	119.93
October 30, 2006	242,900	118.53
October 31, 2006	380,000	118.79
November 3, 2006	49,300	119.75
December 4, 2006	92,900	116.45
December 21, 2006	5,600	116.75
December 22, 2006	80,300	116.24
January 4, 2007	500,000	114.82
January 5, 2007	500,000	110.45
January 8, 2007	233,900	113.87
January 9, 2007	475,000	114.79
January 10, 2007	401,900	111.33
January 11, 2007	435,700	111.15
January 12, 2007	459,100	111.10
January 17, 2007	572,900	111.00
January 19, 2007	98,700	112.51
January 26, 2007	20,900	118.76

Date	No. of Common Shares repurchased	Average price paid per Share in NOK
January 30, 2007	58,000	119.50
February 23, 2007	27,600	115.25
February 27, 2007	182,800	115.24
February 28, 2007	499,925	114.73
March 1, 2007	400,500	113.43
March 2, 2007	484,300	115.37
March 5, 2007	438,300	112.65
March 6, 2007	106,100	114.84
March 7, 2007	230,100	114.72
March 9, 2007	358,600	115.58
March 12, 2007	195,800	115.05
March 13, 2007	343,200	114.71
March 14, 2007	585,200	113.28
March 15, 2007	169,200	114.64
March 16, 2007	142,100	114.74
February 28, 2008	127,050	112.48
February 29, 2008	209,500	112.25
March 3, 2008	255,000	112.24
March 4, 2008	250,000	113.14
March 7, 2008	590,000	112.54
March 10, 2008	381,050	113.63
March 11, 2008	118,500	113.92
March 12, 2008	144,100	114.27
March 13, 2008	550,000	111.34
March 14, 2008	560,000	111.70
March 17, 2008	560,000	107.00
March 18, 2008	383,400	107.36
March 19, 2008	320,700	108.04
March 25, 2008	550,000	104.83
March 26, 2008	398,200	106.19
April 7, 2008	272,800	114.68
April 8, 2008	475,600	112.81
April 9, 2008	228,200	114.64

Total repurchased	15,387,525	112.57

Item 6.	Directors, Senior Management and Employees

Board of Directors

All Directors of the Board were elected at the Annual General Meeting of shareholders on May 23, 2008, except as otherwise noted below. The Board of Directors of Acergy S.A. comprises the persons listed below:

Name	Year of Birth	Position
Mark Woolveridge	1935	Non-executive Director and Chairman of the Board of Directors
James B. Hurlock	1933	Non-executive Director and Deputy Chairman of the Board of Directors
Jean P. Cahuzac	1954	Executive Director and Chief Executive Officer
Tom Ehret	1952	Non-executive Director
J. Frithjof Skouverøe	1944	Non-executive Director
George H. Doremus	1946	Non-executive Director
Trond Ø. Westlie	1961	Non-executive Director
Sir Peter Mason	1946	Non-executive Director

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

Mark Woolveridge has been a non-executive Director of Acergy S.A since 1993, and served as Deputy Chairman from 2002 until appointed Chairman of the Board of Directors in February 2005. He is the Chairman of the Governance and Nomination Committee. He has held a number of positions with BP since 1968, most recently serving as Chief Executive Officer of BP Engineering from 1989 until his retirement in 1992. He was a member of the board of BP Oil Ltd. and his previous appointment was General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea. He holds a Master’s degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr. Woolveridge is a British citizen.

James B. Hurlock is a retired partner from the law firm White & Case LLP and served as Chairman of its management committee from 1980 to 2000. He has been a non-executive Director of Acergy S.A. since 2002 and was appointed Deputy Chairman in February 2005. Until November 30, 2007 he was the Chairman of the Governance and Nomination Committee and a member of the Audit Committee. With effect from December 1, 2007 he is a member of both the Audit Committee and the Governance and Nomination Committee. He was a Director of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the oil industry. Mr Hurlock is non-executive Chairman of Orient Express Hotels Ltd. He holds a BA degree from Princeton University, an MA in Jurisprudence from Oxford University and a JD from Harvard Law School. Mr. Hurlock is a US citizen.

Jean P. Cahuzac joined Acergy as Chief Executive Officer of the Company on April 14, 2008 and joined the Board as an Executive Director following the 2008 Annual General Meeting on May 23, 2008. Prior to joining the Company Mr. Cahuzac gained over 29 years experience in the offshore oil and gas industry, having held various technical and senior management positions around the world. From 2000 until April 2008 Mr. Cahuzac worked at Transocean in Houston, US where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe. Prior to this he worked at Schlumberger from 1979 to 2000 where he has served in various positions including Field Engineer, Division Manager, V.P. Engineering and shipyards manager, Executive V.P. and President. He is a Fellow and Director of the Society of Petroleum Engineers. Mr. Cahuzac holds a Master’s Degree in Mechanical Engineering from École des Mines de St Etienne and is a graduate from the French Petroleum Institute in Paris. Mr. Cahuzac is a French citizen.

Tom Ehret was appointed to the Board of Directors of Acergy S.A. in November 2003. He served in the position of Chief Executive Officer of the Company from March 2003 until his retirement on April 14, 2008. On May 23, 2008 he joined the Board as a non-executive Director. He continued as an Executive Board Member until June 30, 2008 at which time he became a non-executive Director. Mr Ehret is a member of the Governance and Nomination Committee and the Compensation Committee. Previously Mr. Ehret was Vice Chairman of the Management Board of Technip S.A. and President of its Offshore Branch. With more than thirty years experience in the offshore and subsea business, he is a well-recognized figure in the industry. He was instrumental in several industry shaping moves. These included the turnaround of the loss making Stena Offshore and the acquisition in 1989 of Santa Fe’s pipelay business by Stena Offshore. He was also instrumental in the 1995 merger between Stena Offshore and Coflexip. After another major strategic move, the acquisition of Aker Deepwater in 2001 by CSO, he negotiated the acquisition of this group by Technip S.A., in 2002. Mr. Ehret has worked in all the major disciplines, both technical and commercial, and has been a Project Manager, a New Product Development Manager, a Marketing and Sales Manager, Managing Director, Chief Operating Officer and Chief Executive Officer and Executive Chairman. Mr. Ehret is on the Board of Directors of Dockwise Ltd., Green Holdings Corp., SBM Offshore N.V. and Venture Production PLC. Mr. Ehret is a French citizen.

J. Frithjof Skouverøe joined the Board of Acergy S.A. in 1993 and is currently a non-executive Director. He is a member of both the Audit Committee and the Governance and Nomination Committee. He has been in the offshore business since 1976. He was previously Chief Executive Officer of Stolt-Nielsen Seaway, a predecessor of Acergy S.A. Mr. Skouverøe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving Board member. He has successfully participated in start-ups of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and a MSc from the Technical University of Norway. Mr. Skouverøe is a Norwegian citizen.

George H. Doremus has been a non-executive Director of Acergy S.A. since June 2004. He is a member of both the Audit Committee and the Compensation Committee. He currently serves as Chief Executive Officer of and has an equity position in Gulf Energy Technologies. Previously he was Executive Vice President, Oil and Gas Process International and President of Houston region operations for Aker Kvaerner ASA from 2001 to 2003. He worked at Parsons Corporation from 1991 until 2001, most recently as Vice President and Manager of Eastern Hemisphere Projects and Middle East Operations, and held various positions at Atlantic Richfield Corporation and Exxon Corporation earlier in his career. He holds BS and MS degrees in mechanical engineering from New Jersey Institute of Technology and a MBA from New York University. Mr. Doremus is a US citizen.

Trond Ø. Westlie has been a non-executive Director of Acergy S.A. since June 2004. He is the Chairman of the Audit Committee and a member of the Compensation Committee. His current work is in the telecommunication sector as the Executive Vice President and Chief Financial Officer of the Telenor Group. He has previous experience in the oil and gas service sector as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002. He qualified as a State Authorized Public Auditor from Norges Handelshøyskole (the Norwegian School of Economics and Business Administration) and has served on numerous corporate boards. Mr. Westlie is a Norwegian citizen.

Sir Peter Mason KBE has been a non-executive Director of Acergy S.A. since October 2006. He is Chairman of the Compensation Committee and a member of the Governance and Nomination Committee. He brings extensive management and oil service sector experience, having served as Chief Executive for AMEC plc from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. He was appointed as Chairman of the Board of Thames Water Utilities Ltd in December 2006 and also has been a non-executive director of BAE Systems plc since January 2003. He was also until October 2006 a Board member of the 2012 Olympic Delivery Authority. He is a Fellow of the Institution of Civil Engineers and he holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

Future Changes to the Board of Directors

Mr. Mark Woolveridge, Mr. James Hurlock and Mr. George Doremus have decided to stand down and not seek re-election as members of the Board of Directors at the Annual General Meeting to be held on May 22, 2009.

At the Annual General Meeting in May 2009, the Board of Directors will seek shareholder approval to elect six directors to hold office. The following Directors are seeking re-election: Jean P. Cahuzac, Tom Ehret, Sir Peter Mason, J. Frithjof Skouverøe and Trond Westlie. In addition, Dr. Thorleif Enger is seeking election as a new Director. At its meeting on April 9, 2009, the Board of Directors elected Sir Peter Mason as Chairman and Mr. Tom Ehret as Deputy Chairman, both with effect from the closing of the Annual General Meeting of May 22, 2009, subject to them being re-elected as Directors at this Annual General Meeting.

The Governance and Nomination Committee has appointed search firms to assist in identifying two further Directors for election at an Extraordinary General Meeting.

Senior Management Team

Acergy S.A. is a Luxembourg holding company and does not have officers as such. The following is a list of persons employed by our subsidiaries who currently perform the indicated executive functions for our combined businesses, who are referred to as our Corporate Management Team or part of our Senior Management Team in this Report.

Name of Officers	Year of Birth	Position
Jean P. Cahuzac	1954	Chief Executive Officer and Director
Stuart Jackson	1960	Chief Financial Officer
Bruno Chabas	1964	Chief Operating Officer
Jean-Luc Laloë	1951	Corporate Vice President, M&A and Corporate Development
Mark Preece	1958	Corporate Vice President, Business Development and Marketing
Keith Tipson	1958	Corporate Vice President, Human Resources
Johan Rasmussen	1956	Corporate Vice President and General Counsel
Allen Leatt	1954	Chief Technology Officer and Corporate VP Engineering
Andrew Culwell	1951	Corporate Vice President Health, Safety, Environment & Quality (“HSEQ”)

Jean P. Cahuzac’s biography is included under “—Board of Directors” above.

Stuart Jackson joined Acergy in April 2003 as Chief Financial Officer where he was immediately responsible for the financial restructuring of the Group. Before joining Acergy, Mr. Jackson was Managing Director of NRG Energy Inc’s U.K. operations and completed a leveraged management buyout and restructuring of the principal businesses. He has previously headed trading, finance, commercial and HR functions in the power sector and spent 12 years in the oil and gas sector working with Marathon Oil and LASMO in London, North Africa and the Far East. Stuart is an honors graduate of Loughborough University of Technology and an FCMA. Mr. Jackson is a British citizen and lives in Hertfordshire, England, U.K.

Bruno Chabas was appointed as Acergy’s Chief Operating Officer in October 2002, with responsibility for all the day-to-day commercial and operational activity of the five segments. In October 2008, his scope was extended to include Marine Assets, Operations and Supply Chain Management. Since joining the Group in 1992 Bruno has held various positions in the U.K., France and the US, latterly serving as Chief Financial Officer. He has seen the Group’s rapid growth from the inside, having lived through all the major acquisitions. Bruno holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts. Mr. Chabas is a French citizen and lives in England, U.K.

Jean-Luc Laloë joined our Corporate Management Team in May 2003, bringing with him over 25 years of international experience in the offshore oil and gas construction industry. As Corporate Vice President M&A and Corporate Development, Jean-Luc focuses on the long-term corporate development and evolution of the Group, together with the associated M&A strategic growth projects. Jean-Luc began his career as a naval architect. He has since held a wide variety of positions around the world with Stena Offshore, Coflexip, Coflexip Stena and latterly Technip S.A., including Executive Vice President—North America; Managing Director—U.K.; Vice President Special Projects in Paris; Chief Financial Officer for Brazil; and Vice President Strategic Planning in Paris. Jean-Luc has a Masters degree in Aeronautical & Space Engineering. Mr. Laloë is a French citizen and lives in London, England, U.K.

Mark Preece joined our Corporate Management Team in February 2004 as Corporate Vice President Business Development and Marketing. Mark has extensive commercial, operations management and business development experience gained both in the U.K. and internationally. Previously he was Managing Director with Bibby Line Ltd and with Stena Offshore, Coflexip Stena and Technip S.A. where he was Managing Director, Canada and Caspian; Senior Vice President U.K. and International Business Development, and Board Member of Genesis Oil and Gas. In his earlier offshore career he was a Ship’s Master and a Marine Superintendent. Mark is a Master Mariner with an MBA from Henley Management College. Mr. Preece is a British citizen and lives in England, U.K.

Keith Tipson joined our Corporate Management Team in November 2003 as Corporate Vice President Human Resources. Keith’s role within the Corporate Management Team is to develop and implement the Group Human Resources strategy and develop the global Human Resources team. He has responsibility for resourcing, performance and reward, people development and internal communications. Keith’s previous experience in the engineering project sector was with the Dowty Group and latterly with Alstom where he held the position of Senior Vice President Human Resources, Power Sector, based in Paris. Keith has a business degree from Thames Valley University, London and has worked in Belgium, France, Switzerland and the U.K. Mr. Tipson is a British citizen and lives in London, England, U.K.

Johan Rasmussen serves as our Corporate Vice President and General Counsel. He first joined the predecessor to Acergy in 1988 as an in-house legal advisor and was promoted to the position of General Counsel in March 1996. Prior to joining Acergy, Johan served with a subdivision of the Norwegian Ministry of Defense and as a Deputy Judge in the Haugesund District Court from 1986 to 1988. Mr. Rasmussen has a Law Degree from the University of Oslo in Norway, is a Norwegian attorney-at-law and a member of the Norwegian Bar Association. Mr. Rasmussen is also our representative in the International Marine Contractors Association (“IMCA”) and currently serves as President of this Association. He is a Norwegian citizen and lives in Sandnes, Norway.

Allen Leatt joined Acergy’s Corporate Management Team in September 2003 as Chief Technology Officer. In this capacity he has been responsible for various parts of the business over the last five years. Presently he is responsible for the whole engineering function within Acergy, including corporate technology development and the asset development team comprising vessel engineering, shipyards and dry-docks. Allen began his career in marine civil engineering with John Laing Construction for five years, and then spent six years at SubSea Offshore (now Subsea7) as a Project Engineer and Project Manager. He joined what is now Technip S.A. in 1988, where he held a number of management and executive positions, ultimately as Executive Vice President for the SURF Product Line based in Paris, before joining Acergy. Allen has a first class degree in Civil Engineering, is a chartered civil engineer in the UK and holds a MBA from Cranfield University. Mr. Leatt is a British citizen and lives in London, England, UK.

Andrew Culwell joined Acergy’s Corporate Management Team in October 2008 as Corporate VP HSEQ, reporting directly to the Chief Executive Officer. Andy has overall responsibility for HSEQ within the Group and is aligned with all other operational activities around the segments. He has held a wide range of project and operational management roles, onshore and offshore, and has worked in the U.K., France, Netherlands, US, Brazil, Peru, Australia, Angola and Ivory Coast, during his 35 years in the industry, 18 of which have been with Acergy. He is an US citizen and presently lives in the U.K.

Future Changes to the Senior Management Team

As of April 15, 2009 it was announced that Stuart Jackson, Chief Financial Officer since April 2003, has resigned to take up a new position as Chief Financial Officer and Executive Director at COLT Telecom Group S.A. Mr. Jackson is expected to leave Acergy at the end of the third quarter of fiscal year 2009.

Regional Management

The following is a list of Regional Vice Presidents who currently perform the indicated executive functions for each respective businesses segment, who are referred to as our Regional Management or part of our Senior Management Team in this Report:

Name of Officers	Year of Birth	Position
Olivier Carré	1952	Vice President Acergy Africa and Mediterranean
Øyvind Mikaelsen	1963	Vice President Acergy Northern Europe and Canada
Tony Duncan	1961	Vice President Acergy North America and Mexico
Gilles Lafaye(a)	1959	Vice President Acergy South America
Jeff Champion	1953	Vice President Acergy Asia and Middle East

(a)	Philips Lamoure had been Vice President Acergy South America from 1995 to January 2008. In January 2008, Lamoure retired as Vice President Acergy South America at the end of December 2007 and took up the position as Chairman of Acergy Brazil S.A.

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

Tony Duncan joined Acergy as Regional Vice President Acergy North America and Mexico in January 2006 and has full responsibility for commercial and operational activity in the segment. Prior to joining us, Mr. Duncan was vice president SURF in the Gulf of Mexico for Technip S.A. from 2001 to 2006, he was project manager and operations manager in Aberdeen from 1995 to 2001. He has a post graduate degree in Offshore Engineering from RGIT and a Mechanical Engineering Degree from Dundee College of Technology. Mr. Duncan is a British citizen, and lives in Katy, Texas, US.

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

Jeff Champion was appointed Regional Vice President Acergy Asia and Middle East in November 2004 and has full responsibility for commercial and operational activity in this segment. He was originally trained as a quantity surveyor in London, and moved into the oil and gas industry over 30 years ago. Mr. Champion worked with Shaw and Hatton International from 1977 to 1984 and Nortcrofts International from 1984 to 1988 prior to joining the predecessor to Acergy in Marseille in 1988. He first moved to the Acergy Asia and Middle East operation in 1989 where he was seconded to PT Komaritim as a contracts manager and, having held a variety of roles in this segment, was appointed as Resident Manager for Asia Pacific in 1999 based in Indonesia. Mr. Champion is a British citizen, and lives in Singapore.

Compensation of Directors and Corporate Management Team

Compensation of Directors

Our Chairman (Mark Woolveridge) received an annual fee of $155,000 for fiscal year 2008 (2007: $75,000), and each of our directors who concurrently serve as non-executive Directors of Acergy (James B. Hurlock, Tom Ehret, J. Frithjof Skouverøe, George H. Doremus, Trond Ø. Westlie and Sir Peter Mason) received an annual fee of $67,500 (2007: $35,000) plus reimbursement of out-of-pocket expenses in fiscal year 2008. In addition, each Director who is a member of the Audit Committee receives an annual fee of $21,083 (2007: $15,000), each Director on the Governance and Nomination Committee receives an annual fee of $15,583 (2007: $10,000) and each Director on the Compensation Committee receives an annual fee of $15,583 (2007: $10,000). In addition, the Director serving as Chairman of the Audit Committee, Governance and Nomination Committee or Compensation Committee receives an annual fee of $7,333 (2007: $5,000). The annual Directors’ fees are prorated for their respective period in office.

Compensation of Corporate Management Team

The compensation to our Chief Executive Officer Jean P. Cahuzac for fiscal year 2008 was $2.1 million. This excludes compensation paid under the “—Incentive Plans” as described below. Effective April 14, 2008, as a component of his compensation package, Mr. Cahuzac was awarded 20,000 restricted shares under the Restricted Share Plan, see below under “—Share Ownership by Directors, Corporate Management Team and Regional Management.”

As described above, we employ certain persons to perform senior executive and administrative functions for the combined business of our subsidiaries. In addition to annual base compensation, such officers are eligible for an annual performance bonus which depends on the performance of the individual. The individuals all have personal objectives which are established under our performance management system, and as such these objectives are measured on an individual basis. The aggregate annual compensation for our eight (excluding our Chief Executive Officer) current members of Corporate Management Team listed above performing such executive functions for fiscal year 2008 (including certain benefits) was $6.8 million (2007: $5.5 million), including an element of performance bonus amounting to $0.3 million which was awarded as share options.

For further discussion regarding our retirement benefit schemes, please see Note 40 “Retirement benefit schemes” to the Consolidated Financial Statements.

Compensation of Key Management Personnel

Key Management Personnel include the Board of Directors, Members of the Group’s Corporate Management Team and the Regional Management consisting of the Vice Presidents of each of the geographical regions. The remuneration of these Key Management Personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

The remuneration of the key management personnel was $14.4 million for fiscal year 2008 which is a 22% decrease compared to fiscal year 2007. The remuneration categories for fiscal years 2008 and 2007 were as follows:

For fiscal year (in millions)	2008 $	2007 $
Short term employee benefits	12.4	17.6
Termination payment	—	—
Share based payment	0.8	(0.6)
Post employment benefits	0.8	0.7
Other long-term benefits	0.4	0.7

Total	14.4	18.4

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

•

To review the quarterly and annual financial statements before their approval by the Board of Directors or the Chairman of the Board of Directors, acting on its behalf. The review is to focus in particular on: all critical accounting policies and practices; all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative treatments, and the treatment preferred by the external auditors; other written communications between management and the external auditors, such as any management letter or schedule of unadjusted differences; any changes in accounting policies and practices; major judgment areas; significant adjustments resulting from the annual audit; compliance with all disclosure requirements and duties; compliance with accounting standards; compliance with SEC and other legal requirements; and approval of transactions involving related parties.

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

•

To establish and maintain procedures for receiving, obtaining and investigating complaints received directly or through management and the confidential, anonymous submission by our employees regarding accounting, financial reporting, internal controls and external auditing issues.

•

To obtain and review, at least annually, with the independent accountants a written statement as required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the audit committee concerning independence as may be modified or supplemented, discuss with the external auditors any disclosed relationships or services that may impact their objectivity and independence, and recommend any appropriate actions to be taken.

•

To discuss with management the timing and process for implementing the rotation of the lead audit partner and the reviewing partner as required by applicable law and rules of the SEC, and to consider whether there should be a regular rotation of the independent accounting firm itself.

For fiscal year 2008 the members of the Audit Committee were Trond Ø. Westlie (Chairman and “audit committee financial expert,” see Item 16A below), James B. Hurlock, J. Frithjof Skouverøe and George H. Doremus. For fiscal year 2007 the members of the Audit Committee were Trond Ø. Westlie (Chairman), James B. Hurlock, and J. Frithjof Skouverøe.

Compensation Committee

The Compensation Committee, formed in 1993, reviews management’s proposals for compensation strategy and in respect of the annual salary budget, any change to basic salary, pension contribution, incentive awards and significant changes to terms and conditions for our key officers, the financial targets in the context of the incentive scheme and the performance of our key officers with the Chief Executive Officer. It also provides oversight and guidance for compensation and benefit philosophy for all of our employees. It will approve any recruitment at a base salary in excess of $350,000. The Compensation Committee also reviews annually the performance of our Chief Executive Officer, recommends performance targets for the Chief Executive Officer and any changes to the Chief Executive Officer’s remuneration and reviews annually a plan for the succession of our Chief Executive Officer in the event of an unexpected occurrence.

In fiscal year 2008 the members of the Compensation Committee were Sir Peter Mason (Chairman), George H. Doremus, Tom Ehret and Trond Ø. Westlie. In fiscal year 2007 the members of the Compensation Committee were J. Frithjof Skouverøe (Chairman) and George H. Doremus.

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

In fiscal year 2008, the members of the Governance and Nomination Committee were Mark Woolveridge (Chairman), James B. Hurlock, Tom Ehret, Sir Peter Mason and J. Frithjof Skouverøe. In fiscal year 2007 the members of the governance and nomination committee were James B. Hurlock (Chairman), Trond Ø. Westlie, George Doremus, and Sir Peter Mason.

Corporate Governance Requirements

We are subject to Nasdaq Listing Rule 5600 series establishing certain corporate governance requirements for companies listed on the Nasdaq Global Select Market. Pursuant to Nasdaq Listing Rule 5615(a)(3), as a foreign private issuer we may follow our home country corporate governance practices in lieu of the requirements of the Rule 5600 series, provided that we (i) comply with certain mandatory sections of the Rule 5600 series, (ii) disclose each other requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such other requirement and (iii) deliver a letter to Nasdaq Global Select Market from our Luxembourg counsel certifying that the corporate governance practices that we do follow are not prohibited by Luxembourg law. Our independent Luxembourg counsel has certified to Nasdaq Global Select Market that our corporate governance practices are not prohibited by Luxembourg law.

The requirements of the Rule 5600 series and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

•

Rule 5605(e)(1) requires that if there is a nomination committee, it be comprised solely of independent directors, as such term is defined in Nasdaq Listing Rule 5605(a)(2). In lieu of the requirements of Rule 5605(e)(1), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the nomination committee. As of the date of this report, each of our governance and nomination committee members, except Tom Ehret, satisfied the independence requirements established by the Nasdaq Listing Rules.

•

Rule 5605(c)(2)(A) requires that the Audit Committee has at least three members, each of whom, among other things, must be independent as defined under Nasdaq Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. In lieu of the requirements of Rule 5605(c)(2)(A), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the Audit Committee. Notwithstanding the foregoing, as of the date of this report each of our Audit Committee members satisfied the independence criteria under Rule 10A-3(b)(1) of the Exchange Act.

•

Rule 5605(b)(2) requires regularly scheduled meetings at which only independent directors, as defined in Nasdaq Listing Rule 5605(a)(2), are present (“executive sessions”). In lieu of the requirements under Rule 5605(b)(2), we follow generally accepted business practices in Luxembourg, which do not have rules requiring regularly scheduled executive sessions and therefore permit the attendance at such “executive sessions” of directors that are not independent. Notwithstanding the foregoing, as of the date of this report, each of our directors attending “executive sessions” satisfied the independence requirements established by the Nasdaq Listing Rules.

•

Rule 5620(c) requires that the quorum for any meeting of the holders of common stock must not be less than 33 1/3% of the outstanding shares of our common voting stock. In lieu of the requirements of Rule 5620(c), we follow generally accepted business practices in Luxembourg, which do not require a specific quorum for meetings of its shareholders (other than in specific cases required by Luxembourg law).

•

Rule 5620(b) requires that we solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq Global Select Market. In lieu of the requirements of Rule 5620(b), we follow generally accepted business practices in Luxembourg, which do not require the provision of proxy statements for meetings of shareholders.

•

Rule 5635(c) requires us to obtain shareholder approval when certain plans or other equity compensation arrangements are established or materially amended. In lieu of the requirements of Rule 5635(c), we follow generally accepted business practices in Luxembourg, which do not require shareholder approval before the establishment or amendment of such plans or arrangements to the extent they relate to equity compensation of employees of the Company or directors or employees of subsidiaries of the Company (as opposed to equity compensation of directors of the Company in their capacity as such directors).

Other than as noted above, we comply with the corporate governance requirements of Nasdaq Listing Rule 5600.

Incentive Plans

Acergy has various incentive plans in place of which the main categories fall into two types of plans, share based payment plans and non-share based payment plans.

Share based payment plans

The share based payment plans are administered by the Compensation Committee appointed by the Board of Directors. Options are awarded at the discretion of the Compensation Committee to directors and corporate management team and key employees.

The following share based plans exist as at November 30, 2008:

•	Equity-settled share option plan (the “2003 Plan”), inclusive of two sub plans:

i)	the “French Plan”

ii)	Senior Management Incentive Plan (“SMIP”);

•	Restricted share plan; and

•	Executive deferred incentive scheme.

Equity-settled Share Option Plan (the “2003 Plan”)

The Group operates a share option plan which was approved in April 2003 (the “2003 Plan”). This plan includes an additional option plan for directors and key employees’ resident in France (the “French Plan”).

Following shareholder approval at the Extraordinary General Meeting held on December 18, 2008, the 2003 Plan was amended to permit options as up to 8,710,000 shares. This plan replaced the previous plan (the “1993 Plan”). Any options granted under the French Plan also count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The cost of these non-performance based share options are therefore recognized using the graded vesting attribution method. Share options exercises are satisfied by either issuing new shares or delivering treasury shares. Furthermore, options are generally forfeited if the option holder leaves Acergy under any circumstances other than due to the option holder’s death, disability or retirement before his or her options are exercised.

In fiscal year 2008 1,052,500 common share options (2007: 52,000 common share options) were granted, which included 234,000 options (2007: 22,000 options) granted under the French Plan. These options were granted subject to shareholder approval which was obtained at the Extraordinary General Meeting held on December 18, 2008.

Senior Management Incentive Plan (“SMIP”)

As a condition to a bonding facility agreement which was finalized in 2004, there was a requirement to put in place a Key Staff Retention Plan (“KSRP”), now called the SMIP, in order to secure the services of certain senior executives. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005, and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring. During the fiscal year 2007 the Compensation Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation was paid. No compensation was awarded for fiscal year 2008 and no further awards will be made under this plan. The options under the SMIP are exercisable until ten years after their date of grant.

Restricted Share Plan

In March 2008 the Board of Directors approved and adopted a restricted share plan to provide a retention incentive to selected senior executives. The plan stipulates that the number of free (without any cash compensation) shares that may be awarded under the plan may not exceed an average of 350,000 common shares over a three year period. During the three year restricted plan period, participants are not permitted to sell or transfer shares but will be entitled to dividends which will be held by the Group until the restricted period lapses during fiscal year 2011. In April 2008, 65,000 restricted shares were issued to selected senior executives as part of the retention incentive of the plan. These shares had a fair value representing their weighted average market price of $22.23, being the market price on the date of issue. No further restricted shares have been issued under the Restricted Share Plan.

Executive Deferred Incentive Scheme

In March 2008 the Board of Directors approved and adopted a deferred incentive scheme for selected senior executives including stipulating the number of shares that may be awarded. The scheme enables the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of Acergy S.A. which will be matched in shares at the end of three years subject to performance conditions. The value of the bonus deferred was used to purchase 17,797 shares based upon the prevailing share price on March 31, 2008 which was $21.35. The matched element is conditional upon the growth of earnings per share over the three years to November 30, 2010.

Summary of Options

The following tables reflect total options activity, including the SMIP:

For fiscal year	2008 Number of options	2008 Weighted average exercise price	2007 Number of options	2007 Weighted average exercise price
		$		$
Outstanding at December 1	5,115,696	8.64	8,500,241	6.77
Granted	1,052,500	22.67	52,000	20.94
Exercised	(1,088,952)	3.83	(3,403,865)	4.20
Forfeited	(228,339)	16.28	(32,680)	6.22
Expired	(333,593)	11.23	—	—

Outstanding at November 30	4,517,312	12.51	5,115,696	8.64

Exercisable at November 30	2,686,308	8.29	2,696,840	6.68
Weighted average fair value of options granted during fiscal year		10.79		9.62

For purposes of determining compensation expense recognized, the fair value of each share option grant is estimated as of the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows:

For fiscal year	2008	2007
Weighted average share price (in $)	22.67	20.94
Weighted average exercise price (in $)	22.67	20.94
Expected volatility	55.9%	45.8%
Expected life	5 years	5 years
Risk free rate	2.5%	4.6%
Expected dividends (in $)	0.21	—

The expected life of an option is determined by taking into consideration the vesting period of options, the observed historical pattern of share option exercises, the effect of non-transferability and exercise restrictions. The expected volatility over the expected term of the options is estimated from our historical volatility. For fiscal year 2008 the expected dividend takes into account the expected dividends over the four year vesting period assuming a growth rate of 5% over the $0.21 dividend declared during the year. For fiscal year 2007 the expected dividends were $nil as a historical pattern of dividends payments had not been established at the grant dates and it was the first time Acergy had paid a dividend of $0.20.

The share options outstanding are exercisable as set forth below as at November 30, 2008:

	Options Outstanding	Weighted average remaining option exercise period (in years)	Weighted average exercise price
			$
Common shares (range of exercise prices)
$17.01 – 26.16	1,842,826	8.67	21.09
$10.01 – 17.00	1,029,797	5.52	11.08
$3.01 – 10.00	785,162	5.69	5.67
$1.19 – 3.00	859,527	5.03	2.10

Total	4,517,312	6.74	12.51

The share-based compensation expense recognized during the fiscal year is a follows:

For fiscal year (in $ millions)	2008	2007
Non-performance based share options	3.5	4.0
Senior Management Incentive Plan (SMIP)	—	0.2
Restricted Share Plan	0.3	—
Executive Deferred Incentive Scheme	0.1	—

Total	3.9	4.2

Vesting upon Change of Control

The 2003 Plan, which includes the French Plan and the SMIP, provide that all of an option holder’s options will vest if, within one year following the occurrence of certain change of control events, the option holder’s employment or service is terminated. These change of control events include: (i) the acquisition by any person unaffiliated with us of 20.0% or more of our voting securities, (ii) our shareholders or directors approve the merger of Acergy with another corporation, in which Acergy is not the surviving entity, and (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors cease for any reason to constitute at least a majority thereof without the approval of at least two thirds of the directors then still in office who were directors at the beginning of such period, or who were previously so approved.

Non-Share based payment plans

We have a performance bonus plan, a deferred bonus plan, and a retention bonus plan which provide for annual cash awards to officers and employees.

Performance Bonus

The performance bonus plan provides a pool for annual cash rewards to employees based on regional financial and operating performance. The determination of an employee’s individual award will be based on salary and individual performance measured against set criteria. The Compensation Committee of the Board of

Directors administers this plan. A charge was recorded of $32.2 million (2007: $22.9 million) for compensation expense arising from the performance bonus plan in respect of fiscal year 2008. The increase of $9.3 million over fiscal year 2007 is attributable to the overall net improvements in performance by our regions, being Acergy Asia and Middle East, Acergy North America and Mexico and Acergy Corporate, in fiscal year 2008.

Deferred Bonus

On February 28, 2007, a three year deferred bonus scheme was introduced for certain employees in our Corporate Management Team. This scheme allows the employee to defer 50% of his or her annual performance bonus for a period of three years. At the end of the three year period the employee is entitled to receive the original deferred amount plus an additional amount equivalent to twice the original deferral.

A two year scheme was also introduced on April 30, 2007, for all employees in middle management whereby they have been given the option to defer up to 25% of their bonus for a period of two years. At the end of this period the employee is entitled to receive the original deferred amount plus an additional amount equivalent to the original deferral.

The charge for these two deferred bonus scheme in fiscal year 2008 was $1.8 million (2007: $5.1 million).

Retention bonus

On June 1, 2006, a retention bonus scheme was introduced for all key employees and middle management. This scheme provided for a one time lump sum payment provided the employee remained in service and had not given notice of their intention to leave Acergy on or before September 30, 2008. The retention bonus lump sum payment ranged between one to three months’ salary based on the employees’ key criteria as determined at the introduction of the scheme. A charge was recorded for the retention bonus scheme in fiscal year 2008 of $1.3 million (2007: $6.1 million).

The retention bonus scheme terminated on September 30, 2008 and as of October 2008 a final payment of $5.8 million was made.

Share Ownership

Share Ownership by Directors, Corporate Management Team and Regional Management

As of February 28, 2009, the Directors, Corporate Management Team and Regional Management of Acergy directly and indirectly together owned 202,447 common shares, representing 0.1% of all issued common shares. The individual share ownership of each our current Directors and Corporate Management Team as of February 28, 2009 is set forth below:

Name	Number of common shares
Mark Woolveridge	12,375
James B. Hurlock	3,000
Jean P. Cahuzac	24,400	(1)
Tom Ehret	22,693	(2)
J. Frithjof Skouverøe	26,500
George H. Doremus	—
Trond Ø. Westlie	—
Sir Peter Mason	—
Stuart Jackson(3)	19,547	(1)
Bruno Chabas	19,398	(1)
Jean-Luc Laloë	18,357	(1)

Name	Number of common shares
Mark Preece	5,000	(1)
Keith Tipson	12,566	(1)
Johan Rasmussen	7,934	(1)
Allen Leatt	5,000	(1)
Andrew Culwell	1,660

Total	178,430	(4)

(1)	Includes shares purchased or allocated under the Executive Deferred Incentive Scheme and the Restricted Share Plan. Also includes the maximum potential of awards under the Executive Deferred Incentive Scheme in fiscal year 2008.
(2)	These shares were granted under the Restricted Share Plan as a component of the 2006 compensation package at a value of $11.78 per share and vested on February 28, 2009 when Mr. Ehret was no longer an employee of the Company. In this instance, the Board of Directors approved an exception from the plan requirement that restricted shares may vest only if the participant is an employee of the Company on the pre-set vesting date.
(3)	Additionally holds $100,000 nominal value of convertible loan notes of Acergy’s $500.0 million 2.25% convertible note due 2013 (acquired as of November 11, 2008).
(4)	The common shares held by Øyvind Mikaelsen, Olivier Carre, Gilles Lafaye, Tony Duncan and Jeff Champion are not included in the table above. Each owns less than 1% of the common shares of Acergy.

Share Options granted to Directors, Corporate Management Team and Regional Management

As at February 28, 2009 options for 1,212,966 common shares had been granted to our Directors, Corporate Management Team and Regional Management and were still outstanding. Each of our current Directors, Corporate Management Team and Regional Management holds options exercisable for shares representing less than 3.0% of outstanding common shares. The following provides the number of options granted to each of our Directors and Corporate Management Team that were still outstanding as at February 28, 2009:

Name of Director	Date of Grant	Number	Exercise Price	Date of Expiry
			($)
Mark Woolveridge	May 1, 2000	4,000	10.25	April 30, 2010
	May 9, 2001	3,200	13.56	May 8, 2011
	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	7,500	10.32	November 21, 2015
	November 21, 2006	7,500	19.45	November 20, 2016

James B. Hurlock	March 17, 2003	3,500	1.19	March 16, 2013
	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

Jean P. Cahuzac	April 14, 2008	100,000	24.20	April 14, 2018

Tom Ehret	November 22, 2005	33,750	10.32	November 21, 2015
	November 21, 2006	33,333	19.45	November 20, 2016

J. Frithjof Skouverøe	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

George H. Doremus	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

Trond Ø. Westlie	November 12 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016

Name of Director	Date of Grant	Number		Exercise Price	Date of Expiry
				($)
Sir Peter Mason	November 21, 2006	5,000		19.45	November 20, 2016

Stuart Jackson(1)	April 22, 2003	2,500		1.36	April 21, 2013
	May 14, 2004	43,000		2.30	May 13, 2014
	November 22, 2005	32,500		10.32	November 21, 2015
	November 21, 2006	35,000		19.45	November 20, 2016
	March 12, 2008	25,000		22.52	March 12, 2018

Bruno Chabas	December 5, 2003	5,625		2.24	December 4, 2013
	May 14, 2004	105,834		2.30	May 13, 2014
	November 22, 2005	24,374		10.32	November 21, 2015
	November 21, 2006	35,000		19.45	November 20, 2016
	March 12, 2008	25,000		22.52	March 12, 2018

Jean-Luc Laloë	May 20, 2003	2,500		1.96	May 19, 2013
	December 3, 2003	13,750		2.24	December 2, 2013
	November 22, 2005	16,500		10.32	November 21, 2015
	November 21, 2006	24,500		19.45	November 20, 2016
	March 12, 2008	15,000		22.52	March 12, 2018

Mark Preece	February 2, 2004	8,750		2.60	February 1, 2014
	November 22, 2005	16,500		10.32	November 21, 2015
	November 21, 2006	24,500		19.45	November 20, 2016
	March 12, 2008	15,000		22.52	March 12, 2018

Keith Tipson	November 22, 2005	22,000		10.32	November 21, 2015
	November 21, 2006	24,500		19.45	November 20, 2016
	March 12, 2008	15,000		22.52	March 12, 2018

Johan Rasmussen	March 17, 2003	3,750		1.19	March 16, 2013
	December 3, 2003	13,750		2.24	December 2, 2013
	May 14, 2004	30,000		2.30	May 13, 2014
	November 12, 2004	6,050		5.02	November 11, 2014
	November 22, 2005	16,500		10.32	November 21, 2015
	November 21, 2006	24,500		19.45	November 20, 2016
	March 12, 2008	15,000		22.52	March 12, 2018

Allen Leatt	September 25, 2003	2,500		1.62	September 24, 2013
	December 3, 2003	7,500		2.24	December 2, 2013
	November 22, 2005	16,500		10.32	November 21, 2015
	November 21, 2006	24,500		19.45	November 20, 2016
	March 12, 2008	15,000		22.52	March 12, 2018

Andrew Culwell	May 18, 1999	1,000		10.13	May 18, 2009
	May 1, 2000	1,500		10.25	May 1, 2010
	May 9, 2001	1,000		13.56	May 9, 2011
	December 3, 2003	1,000		6.25	December 2, 2013
	March 17, 2003	1,000		1.19	March 16, 2013
	December 5, 2003	10,000		2.24	December 5, 2013
	November 12, 2004	6,000		5.02	November 12, 2014
	November 22, 2005	4,500		10.32	November 21, 2015
	November 21, 2006	4,500		19.45	November 20, 2016
	March 12, 2008	6,000		22.52	March 12, 2018

Total		1,007,166	(2)

(1)	Additionally holds $100,000 nominal value of convertible loan notes of Acergy’s $500.0 million 2.25% convertible note due 2013 (acquired as of November 11, 2008).
(2)	The share options held by Øyvind Mikaelsen, Olivier Carre, Gilles Lafaye, Tony Duncan and Jeff Champion are not included in the table above. Each owns share options representing less than 1% of the common shares of Acergy.

Share Ownership: Own Shares

As of November 30, 2008, Acergy owned 12,137,879 common shares (as treasury shares), representing 6.23% of the total number of issued shares and included 879,121 of own common shares which were owned as treasury shares through Acergy’s indirect subsidiary Acergy Investing Limited.

Employees

The Group’s workforce varies based on the workload at any particular time. The following table presents the breakdown of permanent and temporary employees by region as of November 30, 2008, 2007 and 2006 respectively:

For fiscal year	2008 Permanent	2008 Temporary		2007 Permanent	2007 Temporary	2006 Permanent	2006 Temporary
Acergy Africa and Mediterranean	1,578	1,124		3,001	284	1,409	1,930
Acergy Northern Europe and Canada	856	267		849	335	998	469
Acergy North America and Mexico	166	10		160	10	143	3
Acergy South America	703	51		752	69	528	47
Acergy Asia and Middle East	223	73		272	155	563	85
Acergy Corporate	734	263		603	393	609	416

Total	4,260	1,788	(1)	5,637	1,246	4,250	1,246

(1)	The average number of temporary employees for fiscal year 2008 was 1,434.

A significant number of our employees are represented by labor unions. As part of the normal course of business, a number of union agreements came up for annual renegotiation in 2008. We believe that we maintain a good relationship with our employees and their unions. In addition, many workers, including most of our divers, are hired on a contract basis and are available on short notice.

The decrease in permanent employees in our Africa and Mediterranean segment in fiscal year 2008 compared to fiscal year 2007 is largely explained by a change in the project profile for the regions whereby a number of significant projects were in more mature project phases in 2007 compared to 2008 which required more permanent personnel. An element of the reduction in permanent personnel in the Africa and Mediterranean segment was also partially offset by a significant increase in the number of temporary personnel employed. All other regions employed broadly similar levels of personnel in 2008 when compared against 2007.

Item 7.	Major Shareholders and Related Party Transactions.

Certain tables below require financial information relating to fiscal year 2008, 2007 and 2006. Fiscal year 2008 is the first year in which the Group has prepared its Financial Statements under IFRS as issued by the IASB and as adopted by the EU. Comparatives for fiscal year 2007 have been restated from US GAAP to comply with IFRS.

Financial information relating to fiscal year 2008 and 2007 are stated under IFRS and the fiscal year 2006 is stated under US GAAP and indicated in the headings of the respective tables below, where applicable.

Major Shareholders

Except as set forth below, we are not, directly or indirectly, owned or controlled by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Acergy.

The information on major shareholding is compiled from publicly available information and data provided by third parties and accordingly we are not able to confirm the accuracy of this information (other than with respect to Acergy’s ownership). We are not able to determine the number of record holders in Luxembourg or the number of common shares held in Luxembourg. The numbers provided were compiled from publicly available information filed with the SEC and returns filed with Verdipapirsentralen (“VPS”), the Norwegian Central Securities Depository, as of February 28, 2009.

Set forth below is information concerning the share ownership of all persons who beneficially owned 5.0% or more of the common share equivalents, as of February 28, 2009. The shareholders listed below do not possess voting rights that differ from any other shareholder.

Name of Beneficial Owner	Number of common shares Owned		Percentage of Common Shares Owned
Holdings as of February 28, 2009(a)
State Street Bank	31,695,873		16.26	%(b)
Folketrygdfondet	12,338,200		6.33%
Acergy S.A and Subsidiaries.	12,103,629		6.21%
Holdings as of February 29, 2008
State Street Bank	15,118,768		7.76%
FMR Corporation	11,319,355	(c)	6.02%
Folketrygdfondet	10,339,000		5.30%
Holdings as of March 31, 2007
FMR Corporation	19,169,155	(d)	10.36%
State Street Bank	15,862,611		8.14%
Folketrygdfondet	15,000,800		7.69%

(a)	As of February 28, 2009 Acergy S.A. has been notified that the following shareholders own 5.0% or more: Wellington Management Co. LLP (9.83%) and Capital World Investors (8.22%). Wellington Management has indicated to Acergy that it is authorized to vote for 9,928,550 shares (the aggregate number held by Wellington’s clients), but that no single client of Wellington owns more than 5%. Both these holdings are not directly observable on Verdipapirsentralen (“VPS”), the Norwegian Central Securities Depository, and have thus not been included in the table above.
(b)	State Street Bank acts as custodian to multiple beneficial owners. In accordance with Article 33(a) of our Articles of Incorporation, it is our understanding that no single US owner represents more than 9.9% of outstanding shares.
(c)	Based upon information filed with the SEC on Schedule 13G/A on February 14, 2008. According to this filing, shares held by FMR Corp. were beneficially owned by Fidelity Management & Research Company (a wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors, LLC (an indirect wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors Trust Company (an indirect wholly owned subsidiary of FMR Corp.), and Fidelity International Limited. Edward C. Johnson 3d (Chairman of FMR Corp.) and members of his family own shares representing 49% of the voting power of FMR Corp. FMR Corp. subsequently filed a Schedule 13G/A on August 11, 2008, indicating it was no longer a beneficial owner of more than 5% of our common shares.
(d)	Based upon information filed with the SEC on Schedule 13G/A on March 12, 2007. According to this filing, shares held by FMR Corp. were beneficially owned by Fidelity Management & Research Company (a wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors, LLC (an indirect wholly owned subsidiary of FMR Corp.), Pyramis Global Advisors Trust Company (an indirect wholly owned subsidiary of FMR Corp.) and Fidelity International Limited. Edward C. Johnson 3d (Chairman of FMR Corp.) and members of his family own shares representing 49% of the voting power of FMR Corp. In a subsequent filing with the Oslo Børs on March 21, 2007, Fidelity Investments Ltd. disclosed their holdings of 18,990,955 shares representing 9.99% of our common shares.

As of February 28, 2009, all of our 194,953,972 common shares were registered in the VPS, in the names of 2,547 shareholders. Excluding outstanding common shares registered in the name of Deutsche Bank Trust Company Americas as depositary for the ADSs and treasury shares, held by one of our subsidiaries, it is estimated that the free float of common shares on Oslo Børs was 148,067,317 as of February 28, 2009.

As at the close of business on February 28, 2009, 182,850,343 common shares, including those held through ADSs, were held by approximately 93 holders (including American Depositary Receipt (“ADR”) holders) with registered addresses in the United States, representing approximately 43% of the outstanding common shares (excluding treasury shares). At such date, 39,494,248 ADSs were held by 37 registered ADR holders. Since certain of such common shares and ADSs are held by nominees, the number of holders may not be representative of the number of beneficial owners in the United States or the common shares held by them.

Related Party Transactions

Transactions with Key Management Personnel

The principal executive offices were relocated during fiscal year 2008 from Sunbury-on-Thames to Hammersmith, London in the United Kingdom. One of the key management personnel received relocation assistance which takes the form of a $0.1 million reimbursement of professional fees and associated relocation costs, $0.1 million per annum mortgage assistance over a four year period from the date of completion of his new property purchase and a guaranteed receipt of the market value of the property in Sunbury-on-Thames from the date of announcement of the relocation. The property was sold to a third party in the third quarter of fiscal year 2008 resulting in a loss of less than $0.1 million.

During the fourth quarter of fiscal year 2008 share options were exercised by one member of the key management personnel. The Group paid $0.3 million of payroll taxes associated with this exercise which was subsequently reimbursed on December 1, 2008. As at November 30, 2008 the amount was therefore considered to be a loan to a related party in connection with a cashless exercise of options.

During fiscal year 2008, a total of 352,500 share options (2007: nil options) were granted to the key management personnel. On December 1, 2008 options granted in the fiscal year 2008 to the non-executive Directors were cancelled.

Loans to Related Parties

As disclosed in Note 16 “Interest in Associates and Joint Ventures” to the Consolidated Financial Statements, Acergy has provided loans to associates and joint venture entities at rates we believe reflected market rates of interests. Such loans totaled $39.4 million as of November 30, 2008 (2007: $38.8 million). As of November 30, 2008, loans to key management personnel were $0.3 million (2007: $nil) as noted above. This loan was repaid on December 1, 2008.

Trading Transactions with Associates and Joint Ventures

During fiscal year 2008, Acergy entered into transactions with associates and joint ventures which are reported in Note 16 “Interest in Associates and Joint Ventures” to the Consolidated Financial Statements, and were made on terms that we believe were equivalent to those that prevail in arm’s length transactions and are made only if such terms can be substantiated.

Summarized financial information:

Aggregate financial data for associates and joint ventures:

For fiscal year (in millions)	2008	2007	2006
	IFRS	IFRS	US GAAP
	$	$	$
Revenue	757.7	537.9	523.1
Operating expenses	(524.5)	(350.6)	(329.9)

Gross profit	233.2	187.3	193.2
Other income	64.8	9.1	5.5
Other expenses	(139.3)	(109.5)	87.6

Net income	158.7	86.9	111.1

Aggregate balance sheet data for associates and joint ventures:

For fiscal year (in millions)	2008	2007	2006
	IFRS	IFRS	US GAAP
	$	$	$
Current assets	516.3	430.1	348.0
Non-current assets	593.1	399.7	190.9

Total assets	1,109.4	829.8	538.9

Current liabilities	341.4	296.0	232.0
Non-current liabilities	442.3	288.8	125.0

Total liabilities	783.7	584.8	357.0

The following table shows a summary of the movement in the balance of equity investments, including long-term advances during fiscal years 2008, 2007 and 2006 respectively:

As of November 30 (in millions)	2008	2007	2006
	IFRS	IFRS	US GAAP
	$	$	$
Opening Balance	106.4	76.9	27.8
Share in net income of associates and joint ventures	63.0	31.5	41.3
Dividends distributed to Acergy	(10.9)	(40.6)	(14.8)
Increase in investment	—	34.5	11.5
Gain on sale of asset	—	(0.7)	—
Reclassification of negative equity balance as liabilities	19.8	1.5	—
Change in fair value of derivative instruments	(23.7)	0.2	0.2
Impact of currency translation	(14.4)	3.1	2.2

Closing balance	140.2	106.4	68.2

Share in Net Income (Loss) of Associates and Joint Ventures

For fiscal year (in millions)	2008	2007	2006
	IFRS	IFRS	US GAAP
	$	$	$
Mar Profundo Girassol (“MPG”)	—	(0.1)	(0.5)
Dalia FPSO	0.6	3.4	2.0
Global Oceon Engineers Nigeria Limited (“Oceon”)	(0.9)	(0.5)	—
Acergy/Subsea 7(a)	3.5	12.3	16.7
Acergy Havila	—	—	—
SapuraAcergy	(15.4)	(10.3)	(1.6)
Seaway Heavy Lifting Limited (“SHL”)	29.6	8.8	15.5
NKT Flexibles I/S (“NKT Flexibles”)(b)	45.6	17.9	8.2

Total	63.0	31.5	41.3

(a)	Includes the result of Acergy/Subsea 7 $3.5 million for 2008 (2007: $2.9 million), H7 By-Pass project $nil for 2008 (2007: $7.6 million) and Consortium agreement of $nil for 2008 (2007: $1.8 million).
(b)	Taxation in respect of NKT Flexibles joint venture, which has the legal status of a partnership, has been included in the results of the relevant subsidiary, which holds the Investment in the joint venture.

No long-lived asset impairment charges were recorded by our joint ventures during fiscal years 2008, 2007 and 2006.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend distributed to Acergy

In fiscal year 2008 we received a total of $10.9 million dividends from four joint ventures (two with Acergy/Subsea 7, one from NKT Flexibles, and one from Dalia FPSO).

In fiscal year 2007 we received a total of $40.6 million dividends from seven joint ventures (three with Acergy/Subsea 7, and one with each of the following: NKT Flexibles, MPG, Kingfisher D.A., and SHL). $15.6 million of the SHL dividend was used to increase the Group’s investment in this venture and $0.8 million of the MPG dividend was offset against a receivable balance.

Increase in Investment

In fiscal year 2008 there was no additional investment in our joint ventures except for a $15.1 million cash advance to SapuraAcergy. The Group has additional commitments to the SHL joint venture as described in Note 35 ‘Commitments and contingent liabilities’.

In fiscal year 2007, the Group and our joint venture partner K&S Baltic Offshore (Cyprus) Limited, increased the investment in SHL to contribute to the construction of the new heavy lift barge Oleg Strashnov. The Group’s contribution was $34.4 million which was satisfied by a cash contribution of $18.8 million and $15.6 million in lieu of a dividend due from SHL. $0.1 million was also invested in a new joint venture Oceon with our joint venture partner Petrolog Engineering Services Ltd in Nigeria.

Significant restrictions

No dividend is payable by SHL until the delivery of the new heavy lift vessel Oleg Strashnov expected in March 2010. During this period any dividend that is payable is directly to be reinvested in the joint venture.

SapuraAcergy is regulated by the central bank of Malaysia on repatriation of funds. Dividends are not subject to withholding taxes.

Capital commitments

SHL has entered into a ship building contract for the heavy lift vessel to be named Oleg Strashnov amounting to €286.0 million (2007: $363.0 million).

As at November 30, 2008 installments representing 50% of the contract value were paid.

The investment is financed by a Revolving Credit and Guarantee Facility of $30.0 million and €140 million ($178.0 million) plus $180 million Buyer Credit Facility. This is a non recourse financing agreement.

Reclassification of Negative Equity Balance as Liabilities

The Group accrues losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture.

In fiscal year 2008 a $19.8 million reclassification was recorded against long-term funding, $19.0 million for SapuraAcergy and $0.8 million for Oceon.

The Group’s share of any net liabilities of joint ventures is classified as trade payables or other liabilities. Accordingly, a $1.5 million reclassification was recorded in fiscal year 2007 in respect of our share of liabilities, $1.0 million for SapuraAcergy, $0.4 million for Oceon and $0.1 million for MPG.

Change in Fair Value of Derivative Instruments

We report the Group’s share of the movement in fair values of forward contracts taken out during fiscal years 2008 to 2007 by the Dalia joint venture in Note 37 “Financial Instruments” in the Consolidated Financial Statements.

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

In fiscal year 2008, we accrued an additional tax charge (provision) of $4.1 million (excluding interest and penalties which was reflected as an interest expense) in respect of ongoing tax audits.

While we made the incremental provision noted in the preceding paragraph, reflecting our view of the most likely outcomes, it is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amounts we have provided.

In 2008, our operations in various countries were subject to enquiries, audits and disputes, including but not limited to those in France, U.K., Nigeria and Congo. These audits are all at various stages of completion. Our operating entities in these countries have co-operated fully with the relevant tax authorities while seeking to defend their tax positions. The incremental adjustment arising from these tax investigations was an additional provision of $4.1 million (2007: $36.8 million) excluding interest and penalties which was reflected as an interest expense. This incremental provision arises from both adjustments that we have agreed with the relevant tax authorities and changes that we have made to amount probable of being paid in the UK in respect of the UK authorities’ Tonnage Tax enquiry. The tax audit in France, which commenced in February 2007, has continued into fiscal years 2008 and 2009. The audit involves several legal entities and initially covered the fiscal years from 2004 to 2006. However, the audit scope has effectively been extended back to fiscal year 2000 by way of a challenge to the utilization of losses brought forward, and forward through an extension to 2007 for certain French companies. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as more routine domestic French matters. It may be necessary to defend our tax filings in court if a reasonable settlement cannot be reached with the French tax authorities.

In addition to the tax audit noted above, in October 2007, the French tax authorities also conducted a formal search of our French subsidiary’s offices in Suresnes, France. The documents authorizing the search claim that we had inaccurately reported to the French tax authorities the extent of our activities and revenue in France in an effort to minimize French taxes. During 2008, the French tax audit noted above was extended to various subsidiaries incorporated outside France. This audit has continued into 2009. We will defend our tax positions and have appealed the authorization to search to the French Supreme Court.

During 2007, management completed a detailed review of uncertain tax positions across the Group. This review was updated in 2008. The principal risks remain issues that arise in respect of permanent establishment, transfer pricing and other similar international tax issues. In common with other international groups, the conflict between the Group’s global operating model and the jurisdictional approach of taxing authorities often leads to uncertainty on tax positions. Based on the review, management concluded that no amendment was required to the provision that was recognized in 2007. In addition to those liabilities for which a provision was recognized, we also identified other uncertain tax positions which are considered less than probable but more than remote. Currently no provision is carried for these additional risk items.

In the UK, there is an ongoing enquiry in respect to our UK ship owning companies and the amount of profits allocated to transport activities and therefore eligible for tonnage tax treatment. Under the UK tonnage tax regime the commercial profits of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) are subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry covers fiscal years 2003 to 2006. As noted above, a provision of $4.1 million is held against this risk.

The cumulative benefit for all fiscal years to November 30, 2008 arising from being within the UK tonnage tax regime since fiscal year 2002 is $15.0 million, excluding the total release of the deferred tax liability on ships of $36 million in the fiscal years ended November 30, 2001 and 2002. Had we not been (wholly or partially) within the UK tonnage tax regime, it is likely that additional accelerated capital allowances would have been available on fixed asset additions to reduce the immediate cash tax cost of any successful challenge by the UK tax authorities. However this would have increased our total deferred tax liability.

For more information about these proceedings, please refer to Note 11 “Taxation” to the Consolidated Financial Statements.

See Item 5. “Operating and Financial Review and Prospects—Legal, Regulatory and Insurance Matters” for additional information on legal proceedings.

Dividend Policy

The Company paid a dividend with respect to fiscal year 2006 of $0.20 per common share on June 14, 2007, the first dividend payment since inception in 1993. The payment of a dividend with respect to fiscal year 2007 of $0.21 per common share was made on June 12, 2008. On February 12, 2009 the Board of Directors resolved to recommend the payment of a dividend with respect to fiscal year 2008 of $0.22 per common share, which is subject to approval at the Shareholders Annual General Meeting on May 22, 2009. We believe this signifies a continued maturity of our business and reflects our confidence in the medium-term future of our sector.

Legal Reserve

Luxembourg law requires that 5% of our unconsolidated net income each year is allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, as represented by common shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not distributable. The legal reserve for all outstanding common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

Significant Changes

Except as otherwise disclosed in Item 5. “Operating and Financial Review and Prospects—Subsequent Events” and elsewhere in this Report, there has been no material change in our financial position since the fiscal year end as of November 30, 2008.

Item 9.	The Offer and Listing.

Trading Markets

Our common shares trade in the form of an American Depository Shares (“ADS”) in the United States on Nasdaq Global Select Market under the symbol “ACGY” and are listed in Norway on Oslo Børs under the symbol “ACY.”

The following table sets forth the high and low last reported prices on Nasdaq Global Select Market and the prices for our common shares reported on Oslo Børs during the indicated periods.

	ADSs Nasdaq Global Select Market		Common shares Oslo Børs
	High	Low	High	Low
	($)		(NOK)
Annual highs and lows (fiscal years)
2004	5.86	2.10	37.60	13.28
2005	13.20	5.30	82.25	33.10
2006	20.50	10.76	131.00	70.25
2007	30.66	17.01	170.25	110.50
2008	28.07	3.78	140.00	25.60

Quarterly highs and lows
Fiscal year 2007
First quarter	20.13	17.01	125.50	110.50
Second quarter	22.99	18.13	142.00	113.50
Third quarter	28.33	20.44	163.00	125.50
Fourth quarter	30.66	21.22	170.25	118.50
Fiscal year 2008
First quarter	23.61	17.40	125.25	94.00
Second quarter	28.07	19.37	140.00	104.00
Third quarter	26.02	15.73	133.00	81.90
Fourth quarter	15.47	3.78	88.70	25.60
Fiscal year 2009
First quarter	6.77	4.72	46.90	33.45
Monthly highs and lows fiscal year 2007
November 2007	28.31	21.22	152.00	118.50
Monthly highs and lows fiscal year 2008
September 2008	15.47	8.77	88.70	53.00
October 2008	9.65	4.57	54.20	31.00
November 2008	8.05	3.78	52.90	25.60
Monthly highs and lows fiscal year 2009
December 2008	6.11	4.84	42.35	33.45
January 2009	6.69	4.77	46.90	34.10
February 2009	6.77	4.72	46.10	34.05

The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

On April 8, 2009 the last reported sale price of our ADSs on Nasdaq Global Select Market was $6.24 per ADS and the closing price of our common shares on Oslo Børs was NOK40.50 per share.

Item 10.	Additional Information.

Organization and Register

Acergy S.A. is a “Société Anonyme Holding,” organized in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. We were incorporated in Luxembourg in 1993 as the holding company for all of our activities.

Our registered office is located at 412F, route d’Esch, L-2086 Luxembourg and we are registered in the Companies’ Register of the Luxembourg District Court under the designation R.C.S. Luxembourg B-43.172.

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

The Articles of Incorporation do not mandate the retirement of directors under an age limit requirement. The Articles of Incorporation do not require a Director of the Board to be shareholders.

Under Luxembourg law the Directors of the Board owe a duty of loyalty and care. They must exercise the standard of care of a prudent and diligent business person.

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

According to our Articles of Incorporation, there are also authorized 1,500,000 class A shares, par value $2.00 per share. Such Class A shares have been authorized for the sole purpose of options granted under an earlier stock option plan under which options are still outstanding, and may not be used for any other purpose. The rights, preferences and priorities of such class A shares are set forth in our Articles of Incorporation. All such class A shares shall convert to common shares immediately upon issuance. The maximum amounts of shares to be issued under this authorization are included in the above noted maximum amount of common shares to be issued. Such authorized class A shares shall exist only until December 31, 2010 and shall expire, without further action, on such date.

Authority to Acquire Own Shares (Treasury Shares)

At the Annual General Meeting held on May 15, 2006, the Board of Directors was granted a standing authorization to acquire our own shares for a maximum aggregate consideration of $300 million. The Board of Directors authorization is not limited to a certain amount of common shares. However, Luxembourg Company Law generally requires that we do not hold more than 10% of our own shares. Further, we may not purchase our own shares if and to the extent that this will reduce our net assets below the aggregate of our share capital and legal reserve. On September 11, 2006, the Group announced the commencement of its share buyback program up to a maximum of 10% of the Company’s issued share capital, pursuant to the aforementioned authorization. This authorization was reaffirmed at the Annual General Meeting of shareholders held on May 25, 2007 and we, or any wholly owned subsidiary, was authorized to acquire common shares from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors, provided such purchases are in conformity with Luxembourg Company Law. The authorization was granted for purchases completed on or before August 31, 2009.

Pursuant to the share buyback program, the Group repurchased 914,800 common shares for a total consideration of $16.5 million during fiscal year 2006. During fiscal year 2007 the Group repurchased 8,098,625 common shares for a total consideration of $146.8 million. The share buyback program was completed during fiscal year 2008 during which the Group repurchased 6,374,100 common shares for a total consideration of $138.3 million. The Board of Directors is seeking approval at the Annual General Meeting on May 22, 2009 to authorize the Company, or any wholly owned subsidiary, to purchase common shares of the Company up to a maximum of 10% of the issued common shares.

Under applicable provisions of the Luxembourg Company Law, the common shares repurchased pursuant to the share buyback program are held as treasury shares, meaning that these shares remain issued but are not entitled to vote. Further, in computing earnings per common share, these shares are not considered part of outstanding common shares. The cost of these shares is being accounted for as a deduction from shareholders’ equity.

For more information relating to our share buyback program and repurchases made thereunder, please see Item 16E. “Purchases of Equity Securities by the Issuer and Affiliated Purchasers” below.

Preferential Subscription Rights (Pre-emptive Rights)

As a general rule, shareholders are entitled to preferential subscription rights under Luxembourg law in respect of the issuance of shares for cash. When issuing new shares out of the total authorized shares, the Board of Directors may, however, suppress the preferential subscription rights of shareholders to the extent it deems advisable. As a general rule, shareholders are entitled to preemptive rights under Luxembourg law in respect of the issuance of shares for cash, unless the Articles of Incorporation provide otherwise. Our Articles of Incorporation authorize the Board of Directors to deny shareholders’ preemptive rights for a period of five years and the Board of Directors has done so with respect to all authorized but unissued common shares. Upon the expiration of authorized but unissued shares as described above, the suppression of preemptive rights will also terminate and shareholders will be entitled to preemptive rights once again unless the Board of Directors recommends denying further such rights and such recommendation is approved by the shareholders. As a result, common shares will be entitled to preemptive rights after August 17, 2009. The authorization by our Articles of Incorporation to issue new shares out of the total authorized shares granted to the Board of Directors will remain in effect until August 17, 2009. Upon the expiration of this authorization, the suppression of preferential subscription rights will also terminate and shareholders will be entitled to preferential subscription rights once again. The Board of Directors has recommended a five-year renewal of such authorization, subject to shareholder approval at the Annual General Meeting on May 22, 2009 in accordance with Luxembourg law.

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

Shareholder Meetings and Notice

Under the Articles of Incorporation, we are required to hold a general meeting of shareholders in Luxembourg each year, on the fourth Friday in May. In addition, the Board of Directors may call any number of extraordinary general meetings, which may be held in Luxembourg or elsewhere, although any extraordinary general meeting convened to amend the Articles of Incorporation will be held in Luxembourg. The Board of Directors is further obliged to call a general meeting of shareholders to be held within thirty days after receipt of a written demand therefore by shareholders representing at least one-tenth of the issued and outstanding shares entitled to vote thereat. Such shareholders may also require additions to the proposed agenda of any meeting of shareholders.

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

Dividends

Interim dividends can be declared in any fiscal year by the Board of Directors. Interim dividends can be paid, but only six months after the close of preceding fiscal year and after the prior year’s financial statements have been approved by the shareholders at a general meeting.

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

Restrictions on Shareholders

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage,” which term we understand is likely to include adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no US Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares, and (iii) no person may own, directly or indirectly, more than 20.0% of our outstanding shares unless a majority of the Board of Directors shall have authorized such shareholding in advance.

The Articles of Incorporation provide that the foregoing restrictions shall not apply to any person who was a shareholder as at March 10, 1993, or certain Affiliates or Associates (as such terms are defined in the Articles of Incorporation) of such person.

In addition, according to the Articles of Incorporation, the Board of Directors is authorized to restrict, reduce or prevent the ownership of our shares if it appears to the Board of Directors that such ownership may threaten us with “imminent and grave damage.” We have been advised by our Luxembourg counsel, Elvinger, Hoss & Prussen, that there are no Luxembourg judicial interpretations of such phrase, but that situations involving hostile takeovers, adverse tax consequences to us or governmental sanctions are likely to be among the situations covered by that phrase.

In order to enforce the foregoing restrictions, the Articles of Incorporation empower the Board of Directors to take certain remedial action including causing us: (i) to decline to register any prohibited transfer; (ii) to decline to recognize any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on our register of shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to us at the lesser of (a) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (b) the last quoted sale price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board of Directors may in its discretion pay the amount calculated under (b) in situations where (a) would otherwise apply and result in a lower purchase price, if the Board of Directors determines it equitable after taking into account specified factors); and to remove the name of any shareholder from the register of shareholders immediately after the close of business on the day the notice is issued and payment is made available. The foregoing defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase program or other purchase of our shares, in circumstances that could give shareholders the opportunity to realize a premium over the then prevailing market price for their shares.

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

Material Contracts

For a description of the risks relating to and for information regarding the terms, covenants and restrictions of our cash and guarantee facilities and convertible notes, see Item 3. “Key information—Risk Factors—Financial Risks” and Item 5. “Operating and Financial Review and Prospects—Description of Indebtedness.”

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

As a billionaire holding company, we are not subject to any income tax, municipal tax, wealth tax or withholding tax in Luxembourg. The contribution tax of 1% previously levied on issues of share capital was abolished on January 1, 2009.

The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-resident directors during the period. The tax is calculated as follows:

a)	Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds €2.4 million:

•	3% on interests paid to bond and other security—holders;

•	1.8% on dividends, profit quotas and remuneration to non-resident directors on the first €1.2 million;

•	0.1% on any surplus dividends, profit quotas and remuneration to non-resident directors.

b)	Where the total interest paid each year to bondholders and on other comparable securities is less than €2.4 million:

•	3% on interests paid to bond and other security—holders;

•

3% on dividends, profit quotas and remuneration to non-resident directors, but to a maximum amount corresponding to the difference between €2.4 million and the total interest paid to bondholders and on other comparable negotiable securities;

•	1.8% on any surplus dividends, profit quotas and remuneration to non-resident directors up to €1.2 million distributed;

•	0.1% on surplus dividends, profit quotas and remuneration to non-resident directors.

c)	Billionaire holding companies are subject to a minimum annual charge of €48,000. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

For the fiscal years ended November 30, 2008 and 2007 this tax amounted to $351,000 and $361,000 respectively.

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

Residents of Luxembourg who enjoy a special tax regime in Luxembourg

Dividends distributed by us to, or capital gains realized upon the sale of common shares by, the following entities are tax exempt in Luxembourg: holding companies subject to the now abrogated law of July 31, 1929 for a transitory period until December 31, 2010, undertakings for collective investment subject to the law of December 20, 2002 or to the law of February 13, 2007, investment companies in risk capital subject to the law of June 15, 2004, private portfolio management companies subject to the law of May 11, 2007. The same entities as well as securitization vehicles subject to the law of March 22, 2004 are not subject to net wealth tax for the holding of common shares.

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

By issuing shares, we do not carry on an activity falling into the scope of application of the Luxembourg VAT Law and do not become a Valued Added Tax (“VAT”) payer. Luxembourg VAT may however be payable in respect of fees charged for certain services rendered to us if, for Luxembourg VAT purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg VAT does not apply with respect to such services.

US Federal Income Taxation

The following summary describes the principal US federal income tax consequences relating to the acquisition, holding and disposition of the common shares or ADSs. This summary addresses only the US federal income tax considerations of holders that will hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities,

•	individual retirement accounts and other tax-deferred accounts,

•	taxpayers that have elected to use mark-to-market accounting,

•	persons that received common shares or ADSs as compensation for the performance of services,

•	persons that will hold common shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for US federal income tax purposes,

•	certain former citizens or long-term residents of the United States,

•	persons that have a “functional currency” other than the US dollar, or

•	holders that own, or are deemed to own, 10% or more, by voting power or value, of the equity of Acergy for US federal income tax purposes.

Moreover, this description does not address the US federal estate and gift tax or alternative minimum tax consequences, nor any state, local or non-US tax consequences of the acquisition, holding or disposition of the common shares or ADSs. Each prospective purchaser should consult its tax advisor with respect to the US federal, state, local and foreign tax consequences of acquiring, holding and disposing of common shares or ADSs.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. This description is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change (possibly with retroactive effect) and differing interpretations which could affect the tax consequences described herein.

For purposes of this summary, a “US Holder” is a beneficial owner of common shares or ADSs that, for US federal income tax purposes is:

•	an individual citizen or resident of the United States,

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia,

•	an estate the income of which is subject to US federal income taxation regardless of its source, or

•

a trust if such trust validly elects to be treated as a US person for US federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more US persons have the authority to control all of the substantial decisions of such trust.

A “Non-US Holder” is a beneficial owner of common shares or ADSs that is neither a US Holder nor a partnership (or other entity treated as a partnership for US federal income tax purposes).

If a partnership (or any other entity treated as a partnership for US federal income tax purposes) is a beneficial owner of common shares or ADSs, the tax treatment of such partnership, or a partner in such partnership, will generally depend on the status of the partner and on the activities of the partnership. If you are a partnership or a partner in a partnership that holds common shares or ADSs, you should consult your tax advisor.

We urge you to consult your tax advisor with respect to the US federal, state, local and foreign tax consequences of acquiring, holding and disposing of common shares or ADSs.

Ownership of ADSs in General

For US federal income tax purposes, a holder of ADSs generally will be treated as the owner of the common shares represented by such ADSs.

The US Treasury Department has expressed concern that depositaries for ADRs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of US foreign tax credits by US holders of such receipts or shares. Accordingly, the analysis regarding the availability of a US foreign tax credit for Luxembourg taxes and sourcing rules described below could be affected by future actions that may be taken by the US Treasury Department.

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” , if you are a US Holder, for US federal income tax purposes, the gross amount of any distribution made to you with respect to common shares or ADSs, (other than certain distributions, if any, of additional common shares distributed pro rata to all our shareholders, including holders of ADSs, with respect to common shares or ADSs) will be includible in your income on the day on which the distributions are actually or constructively received by you (which in the case of ADSs will be the date such distribution is received by the depositary) as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. If a US Holder receives a dividend in a foreign currency (i.e., a currency other than the US dollar), any such dividend will be included in such holder’s gross income in an amount equal to the US dollar value of such foreign currency on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the amount of such dividend is not converted into US dollars on the date of receipt. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders. Non-corporate US Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010. However, a US Holder’s eligibility for such preferential rate would be subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the common shares or ADSs. Additionally, even if we otherwise were to meet the conditions for reduced rates of taxation on dividends, non-corporate US Holders still will not be entitled to such reduced rates of taxation if we are a passive foreign investment company in the taxable year such dividends are paid or in the preceding taxable year (see discussion under “—Passive Foreign Investment Company Considerations” below).

Subject to the discussion below under “—Passive Foreign Investment Company Considerations” to the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange (as discussed below under “—Sale or Exchange of Common Shares or ADSs”). We do not maintain calculations of our earnings and profits under US federal income tax principles, and therefore a US Holder should expect that the entire amount of a distribution will generally be reported as dividend income to such US Holder.

If you are a US Holder, dividend income received by you with respect to common shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific baskets of income.

For this purpose, dividend income should generally constitute “passive category income,” or in the case of certain US Holders, “general category income.” Further, in certain circumstances, if you have held common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss; or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividend income with respect to common shares and ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-US Holder of common shares or ADSs, you generally will not be subject to US federal income or withholding tax on dividends received on common shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Common Shares or ADSs

Deposits and withdrawals of common shares by holders in exchange for ADSs will not result in the realization of gain or loss for US federal income tax purposes.

Subject to the discussion below under “—Passive Foreign Investment Company Considerations”, if you are a US Holder, you generally will recognize gain or loss on the sale or exchange of common shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in the common shares or ADSs. Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” such gain or loss will be capital gain or loss. If you are a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such common shares or ADSs exceeds one year (i.e., it is a long-term capital gain). If you are a US Holder, gain or loss, if any, recognized by you generally will be treated as US source gain or loss, as the case may be, for US foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If you are a US Holder, the initial tax basis of your common shares will be the US dollar value of the Norwegian kroner denominated purchase price determined on the date of purchase. If the common shares are treated as traded on an “established securities market,” and you are a cash basis US Holder (or, if you elect, an accrual basis US Holder), you will determine the US dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to Norwegian krone and the immediate use of that currency to purchase common shares generally will not result in taxable gain or loss for a US Holder. If you are a US Holder, the initial tax basis of your ADSs will be the US dollar denominated purchase price determined on the date of purchase.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the US dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis US Holder and (2) the date of disposition in the case of an accrual basis US Holder. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, (or, if it elects, an accrual basis taxpayer) will determine the US dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-US Holder, you generally will not be subject to US federal income or withholding tax on any gain realized on the sale or exchange of such common shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) if you are an individual Non-US Holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-US corporation will be classified as a “passive foreign investment company”, or a PFIC, for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

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

Based in part on estimates of our gross income and the value of our gross assets and the nature of our business, we believe that we will not be classified as a PFIC for our current taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we are or become a PFIC, and you are a US Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “Distributions”) with respect to any gain from the sale or exchange of, and certain distributions with respect to, your common shares or ADSs.

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

Backup Withholding Tax and Information Reporting Requirements

US backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting generally will apply to the distributions on, and to proceeds from the sale or redemption of, common shares or ADSs made within the United States, or by a US payor or US middleman to a holder of common shares or ADSs, other than an exempt recipient, including a corporation, a payee that is not a US person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any distributions on, or the proceeds from the sale or redemption of, common shares or ADSs within the United States, or by a US payor or US middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for years through 2010.

Backup withholding is not an additional tax. If you are a US Holder, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your US federal income tax liability by filing a refund claim with the Internal Revenue Service. You will be entitled to credit any amounts withheld under the backup withholding rules against your US federal income tax liability provided that you furnish the required information to the Internal Revenue Service in a timely manner.

The above summary is not intended to constitute a complete analysis of all US federal income tax consequences relating to the acquisition, holding and disposition of common shares or ADSs. We urge you to consult your tax advisor concerning the tax consequences of your particular situation.

Documents on Display

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and, in accordance with these requirements, we file reports with the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as US companies whose securities are registered under the Exchange Act.

You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Documents concerning Acergy that are referred to in this Report may be inspected at our principal executive offices, c/o Acergy M.S. Limited, 200 Hammersmith Road, Hammersmith, London, W6 7DL England, U.K.

Item 11.	Quantitative and Qualitative Disclosures about Exposure of Risk.

Financial Risk Management Objectives

The Group’s Corporate Treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (consisting of currency risk and fair value interest rate risk), credit risk and liquidity risk.

The Group seeks to minimize the effects of these risks by using financial instruments to hedge these risk exposures. The use of financial instruments is governed by the Group’s policies approved by the Board of Directors, which provide written policies on foreign exchange risk, interest rate risk, credit risk, the use of non-derivative financial instruments, and the investment of excess liquidity.

Compliance with policies and exposure limits is reviewed on a periodic basis and the Corporate Treasury function reports monthly to senior management. The Group does not enter into or trade financial instruments for speculative purposes.

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see below) and interest rates (see below). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risks, including:

•	forward foreign exchange contracts to hedge the exchange rate risk arising on future revenue, operating costs and capital expenditure;

•	interest rate risk due to interest rate fluctuations from floating rate credit facilities and variable interest rate returns on deposits.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The Group’s reporting currency is the US dollar. The majority of net operating expenses and income are denominated in the functional currency of the individual subsidiaries operating in different regions, namely:

•	Africa and Mediterranean—US dollar and Euro;

•	Northern Europe and Canada—US dollar, British pound sterling, Norwegian krone and Canadian dollar;

•	North America and Mexico—US dollar;

•	South America—Brazilian real;

•	Asia and Middle East—US dollar and Australian dollar.

The Group’s exposure to exchange rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Africa and the Mediterranean; Northern Europe and Canada; and South America. However, the Group does not use derivative instruments to hedge the value of investments in foreign subsidiaries.

Furthermore, the Group conducts operations in many countries and, as a result, is exposed to currency fluctuations through generation of revenue and expenditure in the normal course of business. Hence, exposures to exchange rate fluctuations arise. Our currency rate exposure policy prescribes the range of allowable hedging activity. The Group primarily uses forward foreign exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures.

The carrying amounts of the Group’s primary foreign currency denominated monetary assets and monetary liabilities, including foreign exchange derivatives, receivables and borrowings issued in a currency different from the functional currency of the issuer, and inter-company foreign currency denominated receivables, payables, and loans at the balance sheet date are as follows:

	Assets		Liabilities
As at November 30 (in $ millions)	2008	2007	2008	2007
Australian dollar	72.5	79.6	46.8	68.8
Brazilian real	47.9	42.1	81.2	69.8
British pound sterling	566.7	720.7	488.8	269.2
Canadian dollar	24.6	2.4	30.4	5.8
Central African franc	11.6	7.4	125.3	115.5
Euro	1,287.2	1,958.1	750.8	608.0
Nigerian naira	105.4	179.4	290.6	325.3
Norwegian krone	241.8	502.3	157.3	78.6
US dollar	2,318.4	3,286.4	3,063.7	5,467.8

Foreign currency sensitivity analysis

The Group operates in various geographical locations and is exposed to a number of currencies dependent upon the functional currency of individual subsidiaries as indicated in the foreign currency risk management section above.

We consider that our principal currency exposure is to movements in the US dollar against other currencies on the basis that the US dollar is the Group's reporting currency, the functional currency of many of our subsidiaries and the transaction currency of a significant volume of the Group's cash flows. We have performed sensitivity analyses to indicate how profit or loss and equity would have been affected by changes in the exchange rate between the US dollar and other currencies in which the Group transacts. Our analysis is based on a strengthening of the US dollar by 10% against each of the other currencies in which we have significant assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three to five year timeframe.

Our analysis of the impact on profit and loss in each year is based on monetary assets and liabilities in the balance sheet at the end of each respective year.

Our analysis of the impact on equity includes the profit and loss movements from above in addition to the retranslation of the closing net assets of our major subsidiaries which have non-US dollar functional currencies.

The sensitivity analyses exclude the impact of exchange rate movements on foreign currency derivatives, the majority of which represent effective accounting hedges of forecast cash flows and so would not have a significant impact on the analyses. The amounts disclosed have not been adjusted for the impact of taxation.

Based on the above, a 10% increase in the US dollar exchange rate against other currencies in which the Group transacts would increase net foreign currency exchange gains reported in other gains and losses by $6.5 million (2007: $7.3 million). The corresponding impact on equity would be a reduction in reported net assets of $49.2 million (2007: $29.3 million).

Based on the above, a 10% decrease in the US dollar exchange rate against other currencies in which the Group transacts would decrease net foreign currency exchange gains reported in other gains and losses by $6.5 million (2007: $7.3 million). The corresponding impact on equity would be an increase in reported net assets of $49.2 million (2007: $29.3 million).

Forward foreign exchange contracts

The Group enters into primarily standard forward foreign exchange contracts with maturities of up to five years, to manage the risk associated with transactions when there is a minimum level of exposure risk. These transactions consist of highly probable cash flow exposure relating to operating income and expenditure and capital expenditure.

The following table details the forward foreign currency contracts outstanding as at the balance sheet date:

For the fiscal year ended November 30, 2008 (in $ millions)	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
	Buy		Sell		Maturity
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
British pound sterling	66.4	13.6	19.5	1.7	(11.3)	(3.1)
Danish krone	22.7	—	—	—	0.1	—
Euro	121.3	50.5	54.5	—	(11.5)	(5.8)
Japanese yen	3,350.8	—	—	—	6.9	—
Norwegian krone	214.7	747.7	321.7	—	(5.3)	(22.5)
Singapore dollar	17.3	—	—	—	(0.1)	—
US dollar	174.3	47.4	148.0	126.5	4.4	(7.3)

Total					(16.8)	(38.7)

For the fiscal year ended November 30, 2007 (in $ millions)	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
	Buy		Sell		Maturity
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Australian dollar	—	—	8.3	—	—	—
Brazilian real	25.2	—	—	—	1.0	—
British pound sterling	64.2	0.8	5.4	—	(0.2)	(0.1)
Danish krone	101.5	—	—	—	(0.4)	—
Euro	177.9	21.3	6.6	—	9.4	1.7
Norwegian krone	68.1	—	34.0	—	1.2	—
Singapore dollar	8.5	—	—	—	—	—
US dollar	89.6	12.7	100.7	10.1	(2.3)	(0.9)
Total					8.7	0.7

Hedge accounting

The following table details the outstanding forward foreign exchange currency contracts which are designated as hedging instruments as at reporting date:

For the fiscal year ended November 30, 2008 (in $ millions)	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
	Buy		Sell		Maturity
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Cash flow hedges:
British pound sterling	11.6	—	—	—	(3.6)	—
Euro	5.8	—	—	—	(1.5)	—
Japanese yen	3,350.8	—	—	—	6.9	—
Norwegian krone	117.1	541.7	—	—	(3.4)	(13.3)
US dollar	112.0	47.4	148.0	126.5	(4.2)	(7.3)
Total					(5.8)	(20.6)

For the fiscal year ended November 30, 2007 (in $ millions)	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
	Buy		Sell		Maturity
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Cash flow hedges:
British pound sterling	1.9	—	—	—	0.1	—
Euro	6.7	—	—	—	0.7	—
Norwegian krone	25.5	—	—	—	0.2	—
US dollar	29.9	5.8	87.1	10.1	2.6	(0.1)
Total					3.6	(0.1)

The Group earns revenue in currencies other than the functional currency of the contracting entity; at the reporting date the main such transactions are US dollar revenue for customer contracts in the African and Mediterranean region. The consolidated income statement is impacted when the services are performed by us and the related receivable is consequently recognized. The hedging reserve balance at November 30, 2008 is a loss of $32.2 million (2007: gain of $3.9 million) arising on hedges maturing on or before September 15, 2011. There is no material difference between the period of cash flow and that of consolidated income statement impact.

The Group incurs operating expenses in currencies other than the functional currency of the operating entity; at the reporting date the main such transactions are a Norwegian krone vessel charter and “one-off” project expenses in US dollars (primarily for projects in the African and Mediterranean region). The consolidated income statement is impacted when the supplier performs the underlying service and the related liability is consequently recognized. The hedging reserve balance at November 30, 2008 is a gain of $21.2 million (2007: loss of $1.4 million) arising on hedges maturing on or before November 15, 2013. There is no material difference between the period of the consolidated cash flow statement and that of the consolidated income statement impact.

The Group invests funds in respect of fixed assets which are in currencies other than the functional currency of the asset owning entity. The Group’s policy is to adjust, at initial recognition, the carrying amount of the fixed asset. The impact on the income statement is in accordance with the depreciation schedule of the related fixed assets. The hedging reserve balance at November 30, 2008 is a loss of $0.6 million (2007: gain of $0.7 million) arising on hedges maturing on or before September 25, 2009. The impact on the consolidated income statement is expected to occur linearly within the seven years to November 30, 2015.

The effectiveness of foreign exchange hedges

The Group documents its assessment of whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item. The Group assesses the effectiveness of foreign exchange hedges based on changes in fair value attributable to changes in spot prices; changes in fair value due to changes in the difference between the spot price and the forward price are excluded from the assessment of ineffectiveness and are recognized directly in the consolidated income statement.

The cumulative effective portion of changes in the fair value of derivatives is deferred in equity within “other reserves” as hedging reserves (refer to Note 27 “Movements in reserves” to the Consolidated Financial Statements). The resulting cumulative gains or losses will be recycled to the consolidated income statement upon the recognition of the underlying transaction or the discontinuance of a hedging relationship. Movements in respect of effective hedges are detailed in the consolidated statement of recognized income and expense.

The gains or losses relating to the ineffective portion of cash flow hedges is recognized in the consolidated income statement and amounted to a loss of $12.3 million (2007: $nil).

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges as follows:

For the fiscal year (in $ million)	2008	2007
As at December 1	3.2	2.0
Gains / (losses) on the effective portion of derivatives deferred to equity:
—hedges on capital expenditure	(0.8)	1.7
—hedges on revenue	(36.3)	3.9
—hedges of operating expenses	10.6	(1.4)
—income tax gains recognized in equity	8.5	—
Cumulative deferred (gains) / losses transferred to Consolidated income statement: (*)
—hedges on revenue	(8.4)	(0.1)
—hedges of operating expenses	12.1	(0.1)
Cumulative deferred gains / (losses) transferred to initial carrying amount:
—hedges on capital expenditure	(0.5)	(3.6)
—income tax related to amounts transferred to initial carrying amount of hedged item	—	0.8

Balance at November 30	(11.6)	3.2

*	Transfers are included in the following line items in the consolidated income statement:

For the fiscal year (in $ millions)	2008	2007
Cumulative deferred gains recognized in revenue	9.8	0.1
Cumulative deferred gains recognized in operating expenses	0.6	0.1
Cumulative deferred losses recognized in other gains and losses	(14.1)	—

Total	(3.7)	0.2

Transfers to the consolidated income statement include an amount of loss $12.0 million in fiscal year 2008 in respect of a forecast transaction which is no longer expected to occur.

Interest rate risk management

The Group places surplus funds on the money markets to generate an investment return for short durations only, ensuring a high level of liquidity and reducing the credit risk associated with the deposits. Changes in the interest rates associated with these deposits will impact the return generated.

The Group borrows funds at fixed and variable interest rates and has certain revolving credit and guarantee facilities as described in Note 29 “Borrowings” to the Consolidated Financial Statements.

The Group’s exposure to interest rates on financial assets and financial liabilities is detailed in the “—Liquidity Risk Management” section below.

Interest rate sensitivity analysis

Interest on the facilities (see Note 29 “Borrowings” to the Consolidated Financial Statements) is payable at LIBOR plus a margin which is linked to the ratio of net debt to EBITDA and range from 0.8% to 1.9% per year. As at November 30, 2008 the Group had significant cash deposits leaving it in net cash position at a margin of 0.8% and it would have required a significant reduction in EBITDA during fiscal year 2008 to move the Group to the highest threshold.

The Group’s income and equity balances are not significantly impacted by changes to interest rates.

Credit Risk Management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group only invests with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually. In respect of its clients and suppliers the Group uses credit ratings as well as other publicly available financial information and its own trading records to rate its major counterparties.

Net trade receivables (refer to Note 19 “Trade and other receivables” to the Consolidated Financial Statements) consist of a large number of clients, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

For the fiscal year (in $ millions)	2008	2007
Trade debtor category	Carrying amount	Carrying amount
National oil and gas companies	68.0	5.4
International oil and gas companies	161.1	280.5
Independent oil and gas companies	68.5	132.5

Total	297.6	418.4

National oil and gas companies are either partially or fully owned by or directly controlled by the government of any one country whereas both international and independent oil and gas companies have a majority of public or private ownership. International oil and gas companies are generally greater in size and scope than independent oil and gas companies although distinction between them ultimately relates to the way the company describes itself.

The Group depends on certain significant clients. During fiscal year 2008 two clients (2007: two clients) contributed to more than 10% of the Group’s revenue from continuing operations. The contribution from these clients was $1,009.5 million (2007: $958.4 million). The amounts of the receivables balance of the Group’s five major clients as at November 30 are shown in the table below:

For the fiscal year (in $ millions)

Counterparty	2008	2007
Client A	64.2	120.2
Client B	47.4	95.7
Client C	27.1	0.1
Client D	14.0	—
Client E	13.6	—

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics as at November 30, 2008. The Group defines counterparties as having similar characteristics if they are related entities.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The table below shows the carrying amount of our major counterparties (depositors) at the balance sheet date using the Standard and Poor’s credit rating symbols.

For the fiscal year (in $ millions)	2008	2007
Counterparty	Carrying amount	Carrying amount
Counterparties rated AAA	100.0	—
Counterparties rated AA- to AA+	157.9	300.0
Counterparties rated A- to A+	72.5	—
Counterparties rated BBB + or below	—	—

Liquidity Risk Management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built a liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by maintaining what it believes are adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and aiming at matching the maturity profiles of financial assets and liabilities. Included in Note 29 “Borrowings” to the Consolidated Financial Statements is a listing of undrawn facilities that the Group has at its disposal.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table consists of the principal cash flows:

For the fiscal year ended November 30, 2008 (in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade payables	70.4	112.7	—	—	—	183.1
Convertible loan notes	—	—	—	500.0	—	500.0

For the fiscal year ended November 30, 2007 (in $ millions)
Trade payables	88.0	170.0	—	—	—	258.0
Convertible loan notes	—	—	—	500.0	—	500.0

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows / (outflows) on the derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the balance sheet date.

For the fiscal year ended November 30, 2008 (in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Forward foreign exchange contracts	3.3	21.3	38.6	58.6	—	121.8

For the fiscal year ended November 30, 2007 (in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Forward foreign exchange contracts	1.1	1.4	9.5	1.5	—	13.5

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

We carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures as at November 30, 2008. The quality of this environment has been evaluated under Section 404 of United States Sarbanes-Oxley Act of 2002 and in accordance with the rules and regulations of the US Securities and Exchange Commission. This evaluation is based on the criteria for internal controls over financial reporting described in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as at November 30, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of November 30, 2008 no material weaknesses had been identified.

For ongoing monitoring of the progress of the Sarbanes-Oxley compliance project, regular Sarbanes-Oxley Steering Committee meetings are held. Members of the Steering Committee include the Chief Financial Officer, the Group Financial Controller and the Head of Compliance. In addition, representatives from our independent public accountant are invited to attend certain meetings.

There has been no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting and the attestation Report of Independent Registered Public Accounting Firm are included in Item 18. “Financial Statements” of this Report.

Item 16.	Reserved.

Item 16A.	Audit Committee Financial Expert.

The Board of Directors has determined that Trond Ø. Westlie is an Audit Committee financial expert. Mr. Westlie is an independent director as such term is defined under the Nasdaq Listing Rules.

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

The following table sets forth aggregate fees billed to Acergy Group by our principal accounting firm, Deloitte LLP, in each of the fiscal years 2008 and 2007:

($ in millions)	2008	2007
	$	$
Audit fees	4.5	5.5
Audit-related fees	0.5	1.0
Tax fees	2.1	2.3
Other fees	—	—

Total	7.1	8.8

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte LLP for the audit of our consolidated and individual statutory financial statements for each of fiscal years 2008 and 2007, and the limited scope procedures performed in respect of our quarterly financial results announcements during fiscal years 2008 and 2007. For fiscal years 2008 and 2007 it also includes fees associated with attestation in respect of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte LLP that are reasonably related to the performance of the audit or review of the Consolidated Financial Statements, other than the services reported above under “Audit Fees,” in each of fiscal years 2008 and 2007. In fiscal years 2008 and 2007, audit-related fees principally consisted of fees relating to IFRS transition advice and audits, and internal control advice.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte LLP for tax compliance and tax advice in each of fiscal years 2008 and 2007. In fiscal years 2008 and 2007, tax advisory fees principally consisted of services provided to U.K., Dutch, Singaporean, US and Brazilian subsidiaries, in addition to services related to consolidated Group matters.

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

On September 11, 2006, we announced the commencement of our share buyback program up to a maximum of 10% of our issued share capital, pursuant to the standing authorization granted to the Board of Directors at the Annual General Meeting of shareholders held on May 15, 2006, for a maximum aggregate consideration of $300 million. Any such repurchases of “own shares” were made through open market repurchases on the Oslo Stock Exchange. The share buyback program was completed during fiscal year 2008. A total of 15,387,525 shares for a total consideration of $301.6 million were repurchased.

Any shares which were repurchased were either cancelled, subject to shareholder approval, or held as treasury shares to meet obligations arising under the convertible notes or any employee share option schemes.

The following table provides certain information with respect to our purchases of Acergy’s common stock for each month from January, 2007 through April, 2008, when the buyback program was completed:

Period(1)	Total Number of Shares Purchased	Average Price Paid per Share	Average Price Paid Per Share(2)	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plan
January 1, 2007 through January 31, 2007	3,756,100	NOK 112.37	$17.83	4,849,700	$213,157,980
February 1, 2007 through February 28, 2007	710,325	NOK 114.88	$18.70	5,560,025	$199,878,376
March 1, 2007 through March 31, 2007	3,453,400	NOK 114.26	$18.75	9,013,425	$135,136,732
February 1, 2008 through February 29, 2008	336,550	NOK 112.34	$21.66	8,256,375	$127,846,536
March 1, 2008 through March 31, 2008	5,060,950	NOK 109.87	$21.72	13,317,325	$17,930,304
April 1, 2008 through April 30, 2008	976,600	NOK 114.23	$22.25	14,293,925	$—

Total	14,293,925	NOK 112.19

(1)	Excludes the period October 18, 2006 through December 22, 2006 during which 1,093,600 shares were purchased.
(2)	Convenience translation using the NOK/US dollar exchange rate at the last day of the relevant month as published by Reuters.

The summary of “own shares reserve” represents the purchase of the Company’s own common shares at the market price on the date of purchase and the movements are shown in the table below:

For fiscal year	2008 Total number of shares	2008 Total Market Price paid in $ millions	2007 Total number of shares	2007 Total Market Price paid in $ millions
Balance at December 1	6,935,528	111.2	1,793,921	17.5
Number of own shares acquired	6,374,100	138.3	8,098,625	146.8
Number of own shares re-issued	(1,171,749)	(20.1)	(2,957,018)	(53.1)

Total	12,137,879	229.4	6,935,528	111.2

Consisting of:
Own common shares held as treasury shares	11,528,758	—	6,056,407	—
Own common shares held in an indirect wholly-owned subsidiary(1)	879,121	—	879,121	—

Total	12,137,879	—	6,935,528	—

(1)	The balance of 12,137,879 own common shares (2007: 6,935,528 own common shares) held at November 30, 2008 included 879,121 common shares (2007: 879,121 common shares) held indirectly by a wholly-owned subsidiary of Acergy S.A., Acergy Investing Limited.

Item 17.	Financial Statements.

We have elected to provide financial statements pursuant to Item 18. “Financial Statements.”

Item 18.	Financial Statements.

See page F-1 which is incorporated herein by reference as Management’s Report on Internal Control Over Financial Reporting of Acergy S.A.

See pages F-2 to F-81 which are incorporated herein by reference to the Audited Consolidated Financial Statements of Acergy S.A.

Reports of Independent Registered Public Accounting Firm.

Consolidated Income Statement for fiscal years ended November 30, 2008 and 2007.

Consolidated Statement of Recognised Income and Expense as at November 30, 2008 and 2007.

Consolidated Balance Sheet as at November 30, 2008 and 2007.

Consolidated Cash Flow Statement for fiscal years ended November 30, 2008 and 2007.

Notes to Consolidated Financial Statements.

Item 19.	Exhibits.

1.1	Amended and Restated Articles of Incorporation of Acergy S.A., dated as of May 16, 2008. Filed herewith.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among the Registrant, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on July 31, 2002.

2.5	Form of Indenture for the issuance of subordinated debt securities (including the form of subordinated debt securities). Incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on August 29, 2002.

2.6	Trust Deed, dated as at October 11, 2006, by and among the Registrant and The Bank of New York. Incorporated by reference to Exhibit 2.6 to the Registrant’s Annual Report on Form 20-F (File No. 000-21742) filed with the Securities Exchange Commission on April 18, 2007.

4.1	Amendment and Restatement Deed dated August 10, 2006. Incorporated by reference to Exhibit 99.1 of the Registrant’s Form 6-K, filed with the Securities and Exchange Commission on August 22, 2006.

4.2	US$200,000,000 Multicurrency Guarantee Facility Agreement among Acergy Treasury Limited (Borrower), Acergy S.A. (Guarantor), ING Bank N.V. (Agent) and DNB NOR BANK ASA (Issuing Bank), dated February 26, 2008. Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 000-21742) filed with the Securities Exchange Commission on May 30, 2008.

8.1	Significant subsidiaries as at the end of the year covered by this Report: see Item 4. “Information on the Company—Significant Subsidiaries.”

9.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Elvinger, Hoss & Prussen.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACERGY S.A.

By:	/s/ Mark Woolveridge
Name: Mark Woolveridge Title: Chairman of the Board of Directors

By:	/s/ Stuart Jackson
Name: Stuart Jackson Title: Chief Financial Officer

Date: April 21, 2009

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”), and that receipts and expenditures of the Company are being made only in accordance with authorizations of the management and the directors of the company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as at November 30, 2008. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework.

Based on its assessment, management believes that, as at November 30, 2008, the Company’s internal control over financial reporting is effective, based on those criteria.

Deloitte LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 20-F and, as part of the audit, has issued a report, included herein, on the effectiveness of our internal control over financial reporting.

Date: February 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Acergy S.A.

We have audited the internal control over financial reporting of Acergy S.A. (a Luxembourg company) and subsidiaries (the “Group”) as of November 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of November 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended November 30, 2008 of the Group and our report dated February 18, 2009 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

February 18, 2009

Consolidated Income Statement

For fiscal year ended November 30 (in millions, except per share data)	Note(a)	2008	2007
		$	$
Continuing operations:
Revenue	5	2,522.4	2,406.3
Operating expenses		(1,874.2)	(1,859.1)

Gross profit		648.2	547.2
Administrative expenses		(253.8)	(227.6)
Net other operating income		3.4	0.4
Share of results of associates and joint ventures	16	63.0	31.5

Net operating income from continuing operations	7	460.8	351.5
Investment income	8	17.9	30.8
Other gains and losses	9	44.1	0.6
Finance costs	10	(30.5)	(39.0)

Income before taxes		492.3	343.9
Taxation	11	(162.6)	(215.1)

Income from continuing operations		329.7	128.8
Net (loss) / income from discontinued operations	12	(22.5)	5.7

Net income		307.2	134.5

Net income attributable to:
Equity holders of parent		301.4	127.3
Minority interest		5.8	7.2

Net income		307.2	134.5

Earnings per share:		$ per share	$ per share
Basic:
Continuing operations		1.76	0.65
Discontinued operations		(0.12)	0.03

Net income	13	1.64	0.68

Diluted:
Continuing operations		1.70	0.63
Discontinued operations		(0.11)	0.03

Net income	13	1.59	0.66

(a)	The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Statement of Recognised Income and Expense

For fiscal year ended November 30 (in millions)	Notes(a)	2008	2007
		$	$
(Losses) / gains on derivative instruments (cash flow hedges)	37	(26.5)	4.2
Share of (losses) / gains from derivatives related to associates and joint ventures	16	(23.7)	0.2
Exchange differences on translation of foreign operations	27	(82.8)	21.4
Actuarial (losses) / gains on defined benefit pension schemes	40	(11.1)	7.3
Tax on items taken directly to equity	11	(6.8)	6.6

Net (expenses) / income recognised directly in equity		(150.9)	39.7

Foreign currency translation adjustments upon liquidation of entities		(0.3)	(1.4)
Transferred to income statement on cash flow hedges	37	3.7	(0.2)
Transferred to the initial carrying amount of hedged items on cash flow hedges	37	(0.5)	(3.6)
Tax on items transferred from equity	11	—	0.8

Transfers to income statement		2.9	(4.4)

Net (loss) / income recognised directly in equity		(148.0)	35.3
Net income		307.2	134.5

Total income recognized for the year		159.2	169.8

Attributable to:
Equity holders of parents		153.4	162.6
Minority interest		5.8	7.2

		159.2	169.8

(a)	The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheet

As at November 30 (in millions)	Notes(a)	2008	2007
		$	$
Assets
Non-current assets:
Intangible assets	14	3.8	3.7
Property, plant and equipment	15	907.6	814.2
Interest in associates and joint ventures	16	140.2	106.4
Advances and receivables	17	29.4	39.6
Derivative financial instruments	37	18.4	0.2
Retirement benefit assets	40	0.1	1.1
Deferred tax assets	11	39.8	59.9

		1,139.3	1,025.1

Current assets:
Inventories	18	38.5	29.2
Trade and other receivables	19	354.5	485.1
Derivative financial instruments	37	45.8	21.3
Assets held for sale	20	75.5	1.1
Other accrued income and prepaid expenses	21	233.5	273.4
Restricted cash balances	23	11.0	8.9
Cash and cash equivalents	24	573.0	582.7

		1,331.8	1,401.7

Total assets		2,471.1	2,426.8

Equity
Issued share capital	25	389.9	389.9
Own shares	26	(229.4)	(111.2)
Paid-in surplus	27	498.7	492.9
Equity reserve	27	110.7	110.7
Translation reserves	27	(70.4)	29.1
Other reserves	27	(70.4)	(21.9)
Retained earnings / (accumulated deficit)	27	158.6	(88.6)

Total shareholders’ equity		787.7	800.9
Minority interest	28	13.7	18.1

Total equity		801.4	819.0

Liabilities
Non-current liabilities:
Non-current portion of borrowings	29	409.2	386.6
Retirement benefit obligation	40	21.2	49.6
Deferred tax liabilities	11	56.1	35.6
Provisions	34	8.0	2.0
Derivative financial instruments	37	57.1	—
Other non-current liabilities	31	3.9	33.8

		555.5	507.6

Current liabilities:
Trade and other payables	32	651.6	701.4
Derivative financial instruments	37	62.6	12.1
Current tax liabilities	33	69.1	157.3
Current portion of borrowings	29	10.1	3.2
Provisions	34	15.2	8.8
Deferred revenue	41	305.6	217.4

		1,114.2	1,100.2

Total liabilities		1,669.7	1,607.8

Total equity and liabilities		2,471.1	2,426.8

(a)	The accompanying Notes are an integral part of these Consolidated Financial Statements.

Consolidated Cash Flow Statement

For fiscal year ended November 30 (in millions)	Notes(a)	2008	2007
		$	$
Net cash generated from operating activities	42	493.1	251.3

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment		12.2	35.3
Purchase of property, plant and equipment	6	(294.3)	(261.0)
Dividends from joint ventures	16	10.9	24.2
Payments for intangible assets	14	(0.4)	—
Investment in associates and joint ventures		—	(18.9)
Advances to joint ventures	16	(15.1)	(0.4)

Net cash used in investing activities		(286.7)	(220.8)

Cash flows from financing activities:
Convertible loan interest paid	30	(11.3)	(11.3)
Proceeds from borrowings, net of issuance costs	29	6.3	—
Own share buybacks	26	(138.3)	(146.8)
Dividends paid to equity shareholders of the parent	27	(38.3)	(37.5)
Exercise of share options	39	4.2	14.3
Dividends paid to minority interests	28	(8.7)	(8.7)

Net cash used in financing activities		(186.1)	(190.0)

Net (decrease) increase in cash and cash equivalents		20.3	(159.5)
Cash and cash equivalents at beginning of year		582.7	717.5
Effect of exchange rate changes on cash and cash equivalents		(30.0)	24.7

Cash and cash equivalents at end of year	24	573.0	582.7

(a)	The accompanying Notes are an integral part of these Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

1. General information

Acergy S.A., a Luxembourg company, together with its subsidiaries (collectively referred to as ‘Acergy’, ‘the Group’, ‘Company’, ‘we’, ‘our’, or ‘us’) is one of the largest offshore services contractors in the world based on revenue. We are a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We provide integrated services and plan, design, and deliver complex projects in harsh and challenging environments. The address of the registered office is given on page 107. The nature of the Group’s operations and its principal activities are set out in Note 6 ‘Segment information’ and in the Operational Review on pages 14 to 21.

Authorisation of financial statements

Acergy S.A. is a company registered in Luxembourg whose stock trades on the NASDAQ Global Select market in the form of American Depository Shares and on the Oslo Stock Exchange. In these financial statements, ‘Group’ refers to the Company and all its subsidiaries. The Group financial statements were authorised for issue by the Board of Directors on February 18, 2009.

Presentation of financial statements

These financial statements are presented in US Dollars ($) because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in Note 3 ‘Significant accounting policies’.

2. Adoption of new accounting standards

This is the first year in which the Group has prepared its financial statements under International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), and the comparatives have been restated from US Generally Accepted Accounting Principles (‘US GAAP’) to comply with IFRS. The reconciliations to IFRS from previously published US GAAP financial statements are set forth in Note 43 ‘Explanation of transition to IFRS’.

The adoption of IFRS does not change the Group’s underlying performance, strategy, and risk management.

First time applications of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards, provides for the retrospective application of standards, with the exception of certain obligatory provisions and some limited exemptions.

The Group has elected to utilise the following exemptions:

Business Combinations

IFRS 3, Business Combinations, has not been applied to the Group’s business combinations prior to the date of transition of December 1, 2006.

Translation Gains and Losses in Relation to Foreign Entities

IFRS 1 allows cumulative currency translation differences to be set to zero as at the transition date. Accordingly the Group has elected to reclassify cumulative translation gains and losses at December 1, 2006 under retained earnings / (accumulated deficit). If a subsidiary is disposed of, the disposal gains or losses will only include the translation gains and losses recognised after December 1, 2006.

Notes to the Consolidated Financial Statements—(Continued)

Share-Based Payment Transactions

The Group has elected to apply IFRS 2, Share-based Payment, in respect of share options granted since November 7, 2002 that were unvested at December 1, 2006.

Employee Retirement Benefits

In accordance with the first-time adoption of IAS 19, Employee Benefits, and the Group has decided to account for residual cumulative actuarial gains and losses in equity for post-employment benefits not recognised as of December 1, 2006. Future actuarial gains and losses are recognised immediately to equity through the Consolidated Statement of Recognised Income and Expense.

Early adoption of accounting standards

The Group has adopted IFRS 8, Operating Segments, in advance of its effective date of January 1, 2009. IFRS 8 requires business segments to be identified on the basis of internal reports consisting of operational components of the Group that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segments and to assess their performance. IFRS 8 is more closely aligned with the equivalent US GAAP standard that the Group used to follow than the predecessor standard (IAS 14, Segment Reporting).

Future accounting standards

At the date of authorisation of these financial statements, the following standards and interpretations that have not been applied in these financial statements were in issue but not yet effective:

Date applicable to the Group

IFRS 3 Revised	Business Combinations	December 1, 2009

IAS 27 Revised	Consolidated and separate financial statements	December 1, 2009

IAS 23 Revised	Borrowing Costs	December 1, 2009

IFRIC 14	IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction	December 1, 2008

IFRIC 16	Hedges of Net Investment in a Foreign Operation	December 1, 2008

IFRIC 17	Distribution of Non-cash Assets to Owners	December 1, 2008

The directors anticipate that the adoption of these standards and interpretations in the future periods will not have a material impact on the financial statements of the Group.

3. Significant accounting policies

Basis of accounting

The financial statements have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union (‘EU’). They comply with Article 4 of the EU IAS Regulation. The transition date for adoption of IFRS was December 1, 2006.

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments. The principal accounting policies adopted are set out below.

Notes to the Consolidated Financial Statements—(Continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) made up to November 30, each year. Control is assumed to exist where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

Subsidiaries

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of subsidiaries are identified separately from the Group’s equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority’s share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Investments in associates and joint ventures

An associate is an entity over which the Group has significant influence, but not control, and which is neither a subsidiary nor a joint venture. Significant influence is defined as the right to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

A joint venture is a commercial business governed by an agreement between two or more participants, giving them joint control over the business.

Investments in associates and joint ventures are accounted for using the equity method. Under the equity method, the investment is carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate or joint venture, less any provisions for impairment. The consolidated income statement reflects the Group’s share of the results of operations after tax of the associate or joint venture. Losses in excess of the Group’s interest are only recognised to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

Where there has been a change recognised directly in the equity of the associate or joint venture, the Group recognises its share in the consolidated statement of recognised income and expense. Net incomes and losses resulting from transactions between the Group and the associate or joint venture are eliminated to the extent of the Group’s interest.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Notes to the Consolidated Financial Statements—(Continued)

Revenue from construction contracts is recognised in accordance with the Group’s accounting policy on construction contracts (see below). Revenue from rendering of services is recognised when services are delivered and title has passed.

Long-term contracts

Long-term contracts are accounted for using the percentage-of-completion method. Revenue and gross profit are recognised each period based upon the advancement of the work-in-progress unless the stage of completion is insufficient (typically when less than 5% completion has been achieved) to enable a reliable estimate of gross profit to be established. In such cases, revenue is recognized to the extent of contract costs incurred where it is probable that they will be recoverable. The percentage-of-completion method is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires us to make reliable estimates of progress toward completion of contract revenue and contract costs. Provisions for anticipated losses are made in full in the period in which they become known.

A major portion of the Group’s revenue is billed under lump-sum contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business and are recognized as contract revenue where recovery is probable and can be measured reliably.

During the course of multi-year projects the accounting estimates for the current period and/or future periods may change. The effect of such a change is accounted for in the period of change and the cumulative income recognized to date is adjusted to reflect the latest estimates. Such revisions to estimates will not result in restating amounts in previous periods.

Service revenues

Revenues received for the provision of services under charter agreements, day-rate contracts, reimbursable/cost-plus and similar contracts are recognized on an accruals basis as services are provided.

Dry-dock and mobilization expenditure

Dry-dock expenditure when incurred to maintain a vessel’s classification is capitalized as a distinct component of the asset and amortized over the period until the next dry-docking is scheduled for the asset (usually 2 1/2 to 5 years). All other repair and maintenance costs are recognized in the consolidated income statement as incurred.

Mobilization expenditures which consist of expenditure incurred prior to the deployment of a leased vessel are classified as prepayments and expensed over the period of the lease charter.

Leasing

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at inception date, whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use an asset. Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Notes to the Consolidated Financial Statements—(Continued)

The Group as Lessee

Finance leases are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the Lessor is included in the balance sheet as a finance lease obligation.

Operating lease payments are recognised as an expense in the consolidated income statement on a straight line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit. Initial direct costs incurred in negotiating and arranging an operating lease are aggregated and recognised on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are recognised on the same basis as the related lease.

Refurbishment expenditure and improvements to leased assets are expensed in the consolidated income statement unless they significantly increase the value of a leased asset under which circumstance this expenditure will be capitalised and subsequently recognised as an expense in the consolidated income statement on a straight line basis over the lease term applicable to the leased asset.

The Group as Lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Rental income, excluding charges for services such as insurance and maintenance, is recognised on a straight line basis over the lease term unless another systematic basis is more representative of the time pattern in which the benefit derived from the leased asset is diminished. Costs, including depreciation, incurred in earning the lease income are recognised as an expense. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income.

Foreign currency translation

The consolidated financial statements are presented in US Dollars, which is the Group's reporting currency.

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency, which is defined as the currency of the primary economic environment in which the entity operates. This is usually the local currency, but the US Dollar is designated as the functional currency of certain entities where transactions and cash flows are predominantly in US Dollars.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to net income or loss. Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Foreign exchange revaluations on short-term intercompany balances are recognised in the consolidated income statement. Revaluation on long-term intercompany loans are recognised in the translation reserve.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Notes to the Consolidated Financial Statements—(Continued)

The assets and liabilities of foreign operations are translated into US Dollars at the rate of exchange ruling at the balance sheet date and their income and expense items are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

Borrowing costs

Interest-bearing loans and overdrafts are recorded at the proceeds received, net of direct issue costs plus accrued interest less any repayments, and subsequently stated at amortised cost.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in net income or loss in the period in which they are incurred.

Finance costs

Finance costs or charges, including premiums on settlement or redemption and direct issue costs, are accounted for on an accruals basis using the effective interest rate method.

Retirement benefit costs

The Group administers several defined contribution pension plans. Payments in respect of such schemes are charged to expense as they fall due.

In addition, the Group administers a small number of defined benefit pension plans which require contributions to be made to separately administered funds. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method, with actuarial valuations carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur in the consolidated statement of recognised income and expenses.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the scheme.

The Group is also committed to providing lump-sum bonuses to employees upon retirement in certain countries. These retirement bonuses are unfunded, and are recorded in the financial statements at their actuarial valuation.

Notes to the Consolidated Financial Statements—(Continued)

Taxation

Income tax

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable net income for the year. Taxable net income differs from net income as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are never taxable or deductible. The tax rates and tax laws used to compute the amount of current tax payable are those that are enacted or substantively enacted by the balance sheet date. Current tax relating to items recognised directly in equity is recognised in equity and not in net income or loss.

Income tax assets or liabilities are representative of respective taxes being owed or owing to the local tax authorities and additional tax provisions which have been recognised in the computation of the Group’s tax position. Full details of these positions are set out in Note 11 ‘Taxation’.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable net income, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable net incomes will be available against which deductible temporary differences can be utilised. Such assets or liabilities are not recognised if the temporary difference arises from the initial recognition of goodwill or from the initial recognition of other assets or liabilities in a transaction (other than in a business combination) that affects neither the taxable net income nor the accounting net income.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable net income will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are substantially enacted and expected to apply in the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly in equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current income tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current income tax assets and liabilities on a net basis.

Other taxes

Other taxes which include value added tax and sales tax represent the amounts receivable or payable to local tax authorities in the countries where the Group operates and are included within net operating income.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Such cost includes major spare parts acquired and held for future use on a ship or in a plant.

Assets under construction are carried at cost, less any recognised impairment loss. Cost includes external professional fees and borrowing costs capitalised in accordance with the Group’s accounting policy. Depreciation of these assets commences when the assets are ready for their intended use.

Notes to the Consolidated Financial Statements—(Continued)

Depreciation is calculated on a straight line basis over the useful life of the asset as follows:

Construction support ships	10 to 25 years
Operating equipment	3 to 10 years
Buildings	20 to 33 years
Other assets	3 to 7 years

Land is not depreciated.

Ships are depreciated to their estimated residual value. In general residual values are not anticipated on other tangible assets. Costs for fitting out construction support ships are capitalised and amortised over a period equal to the remaining useful life of the related equipment.

Residual values, useful lives and methods of depreciation are reviewed at least annually, and adjusted if appropriate.

The gains or losses arising on disposal or retirement of an asset is determined as the difference between any sales proceeds and the carrying amount of the asset and is included in net income or loss in the year the asset is disposed or retired.

Discontinued operations

The Group classifies an asset or disposal group as a discontinued operation when it has been either disposed of or classified as held for sale, represents a single major line of business or geographical area of operation and is part of a coordinated plan for disposal. In the period an asset or disposal group has been disposed of, or is classified as held for sale, the results of the operation are reported as discontinued operations in the current and prior periods.

Assets held for sale

The Group classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is highly probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

Tendering and bid costs

Costs incurred in the tendering process are expensed as incurred, except those costs which are incurred once the Group has achieved “preferred bidder” status, when the project is considered highly probable of proceeding and a future benefit likely to occur. Subsequent costs are accumulated until the project is awarded, at which point they are included in project costs for net income recognition purposes.

Business combinations and goodwill

Business combinations are accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and

Notes to the Consolidated Financial Statements—(Continued)

equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition are recognised at their fair value at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale, which are recognised and measured at fair value less costs to sell.

Goodwill is initially measured at cost being the excess of the cost of the business combination over the Group’s share in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

The interest of minority shareholders in the acquiree is measured at the minority’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Intangible assets

Overview

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Except for capitalised development costs, internally generated intangible assets are not capitalised, and expenditure is reflected in the consolidated income statement in the year in which the expenditure is incurred.

Intangible assets with finite lives are amortised over the useful economic life and assessed for impairment at least annually or whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates. The amortisation expense on intangible assets with finite lives is recognised in the consolidated income statement in the expense category consistent with the function of the intangible asset.

Research and development costs

Research costs are expensed as incurred. The Group recognises development expenditure on an individual project as an intangible asset when we can demonstrate:

•	the technical feasibility of completing the asset so that it will be available for use or sale,
•	the intention to complete the asset and use or sell it,
•	the ability to use or sell the asset,
•	how the asset will generate probable future economic benefits,
•	the availability of resources to complete the asset,
•	and the ability to measure reliably the expenditure during development.

Following initial recognition of the development expenditure as an intangible asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses.

Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. During the period of development, the asset is tested for impairment at least annually or when indicators of impairment exist.

Notes to the Consolidated Financial Statements—(Continued)

Patents and trademarks

Patents and trademarks are measured initially at purchase cost and are amortised on a straight-line basis over their estimated useful lives.

Impairment of non-financial assets

Overview

The Group assesses at each balance sheet date whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Where an asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

Impairment losses of continuing operations are recognised in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each balance sheet date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists the Group makes an estimate of recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in the consolidated income statement.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination.

Goodwill is tested for impairment at least annually on each balance sheet date and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units to which the goodwill relates.

Where the recoverable amount of a cash-generating unit is less than the carrying amount, an impairment loss is recognised first to reduce the carrying amount of the goodwill allocated to the unit and then to the other assets of that unit on a pro-rata basis. Impairment losses relating to goodwill cannot be reversed in future periods.

Where goodwill forms part of a cash-generating unit, and an operation within that unit is disposed of, the goodwill associated with the operation is included in the carrying amount when determining the gains or losses

Notes to the Consolidated Financial Statements—(Continued)

on disposal of the operation. In this circumstance, goodwill is allocated based on the relative value of the operation and the portion of the cash-generating unit retained.

Associates and joint ventures

The Group determines at each balance sheet date whether there is any objective evidence that the investment in an associate or joint venture is impaired. If this is the case, the Group calculates the amount of impairment as being the difference between the estimated fair value of the associate or joint venture and its carrying value and recognises the amount in the consolidated income statement.

Inventories

Inventories are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition is accounted for using the weighted average cost basis.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Financial instruments

Overview

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified into the following specified categories: financial assets at ‘fair value through the profit or loss’ (FVTPL), ‘held to maturity’ investments, ‘available for sale’ (AFS) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities and equity instruments are classified as either FVTPL or ‘other financial liabilities’ according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs.

Initial recognition

All financial assets are recognised in the Group’s balance sheet and subsequently derecognised on a trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.

Financial liabilities are recognised in the group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Initial measurement

Financial instruments are initially measured at cost including transaction costs. Changes in the fair value of investments classified at FVTPL are included in the consolidated income statement, while changes in the fair value of investments classified as AFS are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gains or losses previously recognised in equity is

Notes to the Consolidated Financial Statements—(Continued)

included in the net income or loss for the period. Investment income on investments classified at FVTPL and on AFS investments is recognised in the consolidated income statement as it accrues.

Subsequent measurement

Subsequent to initial recognition, the fair values of financial instruments measured at fair value that are quoted in active markets are based on bid prices for assets held and offer prices for issued liabilities.

Impairment

The Group assesses at each balance sheet date whether any indications exist that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are recorded if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss shall be reversed through the consolidated income statement if the asset is accounted for at amortised cost. Reversal of impairment of a debt instrument classified as available for sale is recognised in net income or loss while a reversal related to an equity instrument classified as available for sale is recognised in equity.

Derivatives

The Group enters into both derivative financial instruments (derivatives) and non-derivative financial instruments in order to manage its foreign currency exposures. The principal derivatives used are forward foreign currency contracts.

All derivative transactions are undertaken, or maintained, with a view to managing the interest and foreign currency risks associated with the Group’s underlying business activities and the financing of those activities.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the consolidated income statement as they arise, within finance costs. Changes in the fair value of embedded derivatives are recognised in the consolidated income statement within net operating income. Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the consolidated income statement.

Hedge accounting

At the inception of the hedge relationship, the Group documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents its assessment as to whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Changes in the carrying value of financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity and any ineffective portion of the derivative that is excluded from the hedging relationship, along with any ineffectiveness, is recognised immediately in the ‘other

Notes to the Consolidated Financial Statements—(Continued)

gains and losses’ line in the consolidated income statement. The difference between the spot rate and the forward rate on a derivative is recognised in the ‘other gains and losses’ line in the consolidated income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the consolidated income statement in the same period in which the hedged item affects net income or loss. Where a non-financial asset or a non-financial liability results from a forecasted transaction or firm commitment being hedged, the amounts deferred in equity are included in the initial measurement of that non-monetary asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. Any cumulative gains or losses relating to cash flow hedges recognised in equity are retained in equity and subsequently recognised in the consolidated income statement in the same periods in which the previously hedged item affects net income or loss. If a forecasted hedged transaction is no longer expected to occur, the net cumulative gains or losses recognised in equity is transferred to the consolidated income statement immediately.

Restricted cash balances

Restricted cash balances comprise both funds held in a separate bank account, which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. Cash subject to restrictions that expire after more than one year is classified under non-current assets. There are no other significant conditions on the restricted cash balances.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at banks and on hand and short-term highly liquid assets with an original maturity of three months or less and readily convertible to known amounts of cash. Bank overdrafts are included within current borrowings.

Trade receivables and other receivables

The Group assesses at each balance sheet date whether any indications exist that a financial asset or group of financial assets is impaired.

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced with the amount of the loss recognised in net other operating income. Impaired debts are derecognised when they are assessed as uncollectible.

Loans receivable and other receivables are carried at amortised cost using the effective interest rate method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the consolidated income statement.

Convertible loan notes

The component of the convertible notes issued by the Group that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non convertible note; and this amount is classified as a financial liability measured at amortised cost until it is extinguished on conversion or redemption.

Notes to the Consolidated Financial Statements—(Continued)

The fair value of the instrument, which is generally the net proceeds, less the fair value of the liability, is allocated to the conversion option which is recognised and included in shareholders’ equity, net of transaction costs. The carrying amount of the conversion option is not measured again in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

Treasury shares

Own equity instruments which are reacquired (treasury shares) are deducted from equity at cost. No gains or losses are recognised in the consolidated income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Financial guarantee liabilities

Financial guarantee liabilities issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor (generally an associate or joint venture of the Group), fails to fulfil a commitment when due in accordance with the terms of a debt instrument.

Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issue of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the balance sheet date and the amount initially recognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in income or loss at a current pre tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Restructuring charges

The Group accounts for restructuring charges, including statutory legal requirements to pay redundancy costs, when they can be reliably measured and there is a legal or constructive obligation. The Group recognises a provision for redundancy costs when it has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring.

Legal claims

The Group, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reliably estimated.

Notes to the Consolidated Financial Statements—(Continued)

Warranty costs

The Group provides for warranty costs arising from its long-term contracts. At the conclusion of each project, an assessment is made of the areas where potential claims may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reliably estimated, an appropriate warranty provision is recorded. Warranty provisions are eliminated at the end of the warranty period except where warranty claims are still outstanding.

Contingent liabilities

The Group will disclose contingent liabilities on the basis that the events are indicative of conditions that arose after the fiscal year end, their disclosure is material to the extent that either disclosure or non-disclosure may have an influence on future economic or commercial decisions within the Group and a reliable estimate of their financial effect or amount cannot be made.

Share-based payments

Certain employees of the Group (including senior executives) receive part of their remuneration in the form of share options.

Equity-settled transactions with employees are measured at fair value at the date on which they are granted. The fair value is determined using a Black-Scholes model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date’).

The cumulative expense recognised for equity-settled transactions at each balance sheet date, until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The cumulative expense also includes the estimated future charge to be borne by the employer entity in respect of social security or national insurance contributions, based on the intrinsic unrealised value of the stock option using the stock price on the balance sheet date. The net income or loss charge or credit for a period represents the difference in cumulative expense recognised as at the beginning and end of that period.

Earnings per share

Earnings per share are computed using the weighted average number of common shares and common share equivalents outstanding during each period. The convertible notes are included in the diluted earnings per share if the effect is dilutive, regardless of whether the conversion price has been met.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting polices which are described in Note 3 ‘Significant accounting policies’, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and on various other assumptions that we believe to be reasonable

Notes to the Consolidated Financial Statements—(Continued)

under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Critical judgments in applying the Group’s accounting policies

Revenue recognition on long-term contracts

Substantially all of the Group’s projects are accounted for using the percentage-of-completion method, which is standard for the Group’s industry. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses. Adjustments based on the percentage-of-completion method are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, we recognize a charge or credit against current earnings; amounts in prior periods are not restated. Such a charge may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements which may result in an adjustment of the financial statements based on events, favorable or unfavorable occurring after the balance sheet date. However, if a condition arises after the balance sheet date which is of a non-adjusting nature the results recognized in the financial statements will not be adjusted.

The percentage-of-completion method requires us to make reliable estimates of progress toward completion of contracts and contract revenues and contract costs. We believe we assess our business risks in a manner that allows us to evaluate the outcomes of our projects for purposes of making reliable estimates. Often the outcome of a project is more favorable than originally expected, due to increase of scope or efficiencies achieved during execution. The Group’s business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labor strikes, localized civil unrest, and engineering and logistical changes, particularly in major projects. The Group does not believe its business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations that would indicate that the use of the percentage-of-completion method is not preferable.

Revenue recognition on variation orders and claims

A major portion of the Group’s revenue is billed under lump-sum contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients.

A variation order is an instruction by the client for a change in the scope of the work to be performed under the contract which may lead to an increase or a decrease in contract revenue based on changes in the specifications or design of an asset and changes in the duration of the contract. Additional contract revenue is recognized when it is probable that the client will approve the variation and the amount of revenue arising from the variation can be reliably measured.

A claim is an amount that may be collected as reimbursement for costs not included in the contract price. A claim may arise from client caused delays, errors in specifications or design, and disputed variations in contract work. The measurement of the amounts of revenue arising from claims is subject to a high level of uncertainty and often depends on the outcome of negotiations. Therefore, claims are recognised in contract revenue only

Notes to the Consolidated Financial Statements—(Continued)

when negotiations have reached an advanced stage such that it is probable that the client will accept the claim and the amount that it is probable will be accepted by the client can be measured reliably.

Property, plant and equipment

Property, plant and equipment are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets. Management uses its experience to estimate the remaining useful life of an asset, particularly when it has been upgraded.

Impairment of investments in and advances to joint ventures and associates

Investments in joint ventures and associates are reviewed periodically to assess whether there is decline in the carrying value of the investment. The Group considers, among other things, whether or not we are able to recover the carrying value of the investment.

A provision is made against non-collectibility of loans and advances made to joint ventures and associates when it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement as impairment or bad debt losses under IAS 39, Financial Instruments: Recognition and Measurement.

Recognition of provisions and disclosure of contingent liabilities

The Group is subject to various claims, suits and complaints involving, among other things, clients, subcontractors, employees, and tax authorities in the ordinary course of business. Management in consultation with internal and external advisers will recognise a provision in the Consolidated Financial Statements if information available prior to issuance of the Consolidated Financial Statements indicates that it is probable that a liability had been incurred at the balance sheet date, and the amount of the loss can be reasonably estimated. Contingent liabilities for which a possible obligation exists are disclosed but not recognised.

Where the provision relates to a large population of items, the use of an ‘expected value’ is appropriate to arrive at a best estimate of the obligation. This is the amount that takes account of all possible outcomes, using probabilities to weight the outcomes. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used.

Taxation

The Group is subject to taxes in numerous jurisdictions and significant judgment is required in calculating the consolidated tax provision. There are many transactions for which the ultimate tax determination is uncertain and for which the Group makes provisions based on an assessment of internal estimates and appropriate external advice, including decisions regarding whether to recognise deferred tax assets in respect of tax losses. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax charge in the period in which the outcome is determined. Full details of all judgements and other issues considered are set out in Note 11 ‘Taxation’.

Fair value of derivatives and other financial instruments

As described in Note 37 ‘Financial instruments’, the directors’ use their judgment in selecting an appropriate valuation technique for financial instruments not quoted on an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are

Notes to the Consolidated Financial Statements—(Continued)

valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates. Details of the assumptions used and of the results of sensitivity analyses regarding these assumptions are provided in Note 37 ‘Financial instruments’.

5. Revenue

An analysis of the Group’s revenue is as follows:

For the fiscal year (in $ millions)	2008	2007
Continuing operations:
Lump-sum contracts	2,228.8	1,999.7
Day rate contracts	293.6	406.6

	2,522.4	2,406.3

Discontinued operations:
Lump-sum contracts (see Note 12)	281.8	274.0

Total revenue	2,804.2	2,680.3

A portion of the Group’s revenue is denominated in foreign currencies and is cash flow hedged. The amounts disclosed above for revenue include the recycling of the effective amount of the foreign currency derivatives that are used to hedge foreign currency revenue (refer to Note 37 ‘Financial instruments’).

6. Segment information

For management and reporting purposes, the Group is organised into five geographical regions or divisions which are representative of its principal activities. In addition there is the corporate segment which manages activities that serve more than one segment. The corporate segment is described in more detail below.

The chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer, the Vice Presidents of each geographical segment and other members of the Corporate Management Team. The Vice Presidents are responsible for managing all aspects of the projects within the geographical region, from initial tender to completion. Where projects are serviced by more than one segment the costs and associated revenue is allocated to segments on the basis of the work actually performed by each segment.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3 ‘Significant accounting policies’.

Business segments are based on geographical segments or divisions and are defined below:

Acergy Africa and Mediterranean (AFMED)

Includes all activities in Africa and Mediterranean, has its office in Suresnes, France and also operates fabrication yards in Nigeria and Angola.

Acergy Northern Europe and Canada (NEC)

Includes all activities in Northern Europe, Eastern Canada and has offices in Aberdeen, United Kingdom; Stavanger, Norway; St Johns, Canada; and Moscow, Russia.

Notes to the Consolidated Financial Statements—(Continued)

Acergy North America and Mexico (NAMEX)

Includes activities in the United States, Mexico, Central America and Western Canada and has its office in Houston, Texas, United States.

Acergy South America (SAM)

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil and operations in Macae, Brazil.

Acergy Asia and Middle East (AME)

This segment includes all activities in Asia Pacific, India, and Middle East (but excludes the Caspian Sea) and has its offices in Singapore, Jakarta and Balikpapan, Indonesia and Perth, Australia.

Acergy Corporate (CORP)

This segment includes all activities that serve more than one segment. These include: marine assets which have global mobility including construction and flow line lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of the Group’s businesses.

The Group’s discontinued operations have been shown separately from the reportable geographical business segments. Additional information is shown in Note 12 ‘Discontinued operations’ and Note 20 ‘Assets classified as held for sale’.

Notes to the Consolidated Financial Statements—(Continued)

Summarised financial information concerning each reportable geographical business segment is as follows:

Year ended November 30, 2008 (in $ millions)	AFMED	NEC	NAMEX		SAM	AME	CORP	Total continuing operations	Discontinued operations(e)
Revenue(a,b)	1,175.9	843.1	4.4		320.1	180.8	(1.9)	2,522.4	281.8
Operating expenses	(897.1)	(574.5)	17.2	(f)	(268.9)	(129.0)	(21.9)	(1,874.2)	(304.4)
Share of results of associates and joint ventures	(0.3)	3.5	—		—	(15.4)	75.2	63.0	—
Depreciation	(31.4)	(10.0)	—		(18.9)	(5.0)	(42.5)	(107.8)	(8.0)
Mobilisation costs	—	(0.2)	—		(0.3)	(1.9)	—	(2.4)	—
Amortisation expense	(0.2)	—	—		—	—	—	(0.2)	—
Impairment of property, plant and equipment	—	(1.8)	—		—	—	—	(1.8)	(1.0)
Reversal of impairment of property, plant and equipment	—	—	—		—	—	—	—	14.3
Research and development expense	—	—	—		—	—	(6.8)	(6.8)	—
Net operating income from operations	183.7	192.0	10.5		22.6	14.4	37.6	460.8	(22.5)
Investment income	1.4	4.5	—		—	2.4	9.6	17.9	—
Other gains and losses	34.8	(11.7)	7.3		5.1	0.4	8.2	44.1	(1.1)
Finance costs	(0.6)	0.3	0.1		(0.6)	—	(29.7)	(30.5)	(1.0)
Net income / (loss) before tax	219.3	185.1	17.9		27.1	17.2	25.7	492.3	(24.6)
Total assets	707.6	304.3	22.1		206.9	102.2	1,128.0	2,471.1	—
Non-current assets(c)	339.3	95.6	0.2		123.8	52.4	484.3	1,095.6	—
Interest in associates and joint ventures	4.3	2.6	—		—	—	133.3	140.2	—
Capital expenditure(d)	17.5	229.3	0.2		20.4	0.3	25.2	292.9	1.4

(a)	Revenue represents only external revenue earned by each segment. An analysis of inter-segment revenues has not been included as this information is not regularly provided to the chief operating decision maker.
(b)	Two clients in the twelve months’ period ended November 30, 2008 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $1,009.5 million and was attributable to AFMED and NEC.
(c)	Non-current assets consist of property, plant and equipment, interest in associates and joint ventures, advances and receivables and derivative financial instruments.
(d)	Capital expenditure is actual cash outflow expenditure incurred.
(e)	See Note 12 ‘Discontinued operations’ for further information.
(f)	The amount includes inter-regional expenditure sharing arrangements.

Notes to the Consolidated Financial Statements—(Continued)

Year ended November 30, 2007 (in $ millions)	AFMED	NEC	NAMEX	SAM	AME	CORP	Total continuing operations	Discontinued operations(e)
Revenue(a,b)	1,398.4	696.6	3.2	202.0	102.4	3.7	2,406.3	274.0
Operating expenses	(1,069.8)	(509.2)	(3.2)	(188.9)	(101.1)	13.1	(1,859.1)	(268.1)
Share of results of associates and joint ventures	2.8	12.3	—	—	(10.3)	26.7	31.5	—
Depreciation	(33.6)	(0.9)	—	(9.6)	(27.6)	(11.5)	(83.2)	(7.8)
Mobilisation costs	—	(0.2)	—	(1.8)	(0.4)	(0.2)	(2.6)	—
Amortisation expense	(0.3)	—	—	—	—	—	(0.3)	—
Impairment of property, plant and equipment	—	(0.1)	—	—	—	(0.2)	(0.3)	—
Research and development expense	—	—	—	—	—	(4.2)	(4.2)	—
Net operating income from operations	229.2	121.5	(5.2)	(1.3)	(28.7)	36.0	351.5	1.3
Investment income	1.5	5.4	0.1	—	1.3	22.5	30.8	—
Other gains and losses	(20.2)	18.7	(0.2)	1.0	11.9	(10.6)	0.6	1.5
Finance costs	(10.4)	(0.1)	—	—	—	(28.5)	(39.0)	—
Net income / (loss) before tax	200.1	145.5	(5.3)	(0.3)	(15.5)	19.4	343.9	2.8
Total assets	744.3	291.0	27.1	216.3	99.5	1,048.6	2,426.8	—
Non-current assets(c)	256.8	118.3	0.3	125.1	49.3	410.6	960.4	—
Interest in associates and joint ventures	6.4	2.5	—	—	—	97.5	106.4	—
Capital expenditure(d)	47.8	7.3	—	44.5	19.2	142.0	260.8	0.2

(a)	Revenue represents only external revenue earned by each segment. An analysis of inter-segment revenue has not been included as this information is not regularly provided to the chief operating decision maker.
(b)	Two clients in the twelve months’ period ended November 30, 2007 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $958.4 million and was attributable to AFMED, NEC, and AME.
(c)	Non-current assets consist of property, plant and equipment, interest in associates and joint ventures, advances and receivables and derivative financial instruments.
(d)	Capital expenditure is actual cash outflow expenditure incurred.
(e)	See Note 12 ‘Discontinued operations’ for further information.

Notes to the Consolidated Financial Statements—(Continued)

7. Net operating income

Net operating income from continuing and discontinued operations has been arrived at after charging / (crediting):

	Continuing operations		Discontinued operations		Total
For the fiscal year (in $ millions)	2008	2007	2008	2007	2008	2007
Research and development costs as expense	6.8	4.2	—	—	6.8	4.2
Depreciation of property, plant and equipment	107.8	83.2	8.0	7.8	115.8	91.0
Mobilisation costs	2.4	2.6	—	—	2.4	2.6
Amortisation expense	0.2	0.3	—	—	0.2	0.3
Impairment of property, plant and equipment	1.8	0.3	1.0	—	2.8	0.3
Reversal of impairment of property, plant and equipment	—	—	(14.3)	—	(14.3)	—
Operating lease costs recognised as expense	130.9	95.9	—	—	130.9	95.9
Cost of inventories recognised as expense	60.6	45.0	—	—	60.6	45.0
Write down of inventory recognised as expense	3.3	0.3	—	—	3.3	0.3
Employee benefits	799.6	749.5	—	—	799.6	749.5
Pension settlement	(33.3)	—	—	—	(33.3)	—

8. Investment income

For the fiscal year (in $ millions)	2008	2007
Interest income:
Bank deposits	17.9	30.8

Total	17.9	30.8

Investment income represents interest received on positive cash balances invested at variable interest rates.

9. Other gains and losses

For the fiscal year (in $ millions)	2008	2007
Gains on disposal of property, plant and equipment	5.4	13.6
Net foreign currency exchange gains / (losses)	39.0	(11.6)
Reclassification of foreign currency adjustments upon liquidation of entities	(0.3)	(1.4)

Total	44.1	0.6

Ineffective hedges are disclosed within the net foreign currency exchange gains / (losses).

Notes to the Consolidated Financial Statements—(Continued)

10. Finance costs

For the fiscal year (in $ millions)	2008	2007
Interest on borrowings	4.2	2.0
Interest on convertible loan notes	28.4	27.1
Unwinding of discount on provisions (see Note 34)	0.2	—

Total borrowing costs	32.8	29.1
Less: amounts included in the cost of qualifying assets	(3.0)	(0.8)

	29.8	28.3
Interest on tax liabilities	0.7	10.7

Total	30.5	39.0

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 7.35% (2007: 7.35%) to expenditure on such assets.

11. Taxation

Tax on net income for the year

For the fiscal year (in $ millions)	2008	2007
Tax charged in the income statement:
Current tax:
Corporation tax	109.7	164.5
Adjustments for prior years	3.0	59.0

Total current tax	112.7	223.5
Deferred tax due to origination and reversal of temporary differences	47.8	(11.3)

Total	160.5	212.2

Attributable to:
Continuing operations	162.6	215.1
Discontinued operations	(2.1)	(2.9)
Total	160.5	212.2

Tax recognised in equity

For the fiscal year (in $ millions)	2008	2007
Tax relating to items charged / (credited) to equity:
Current tax:
Share based payments	(2.4)	(5.9)

Income tax recognised directly in equity	(2.4)	(5.9)

Deferred tax:
Net loss on revaluation of cash flow hedges	(8.5)	(0.8)
Share based payments	4.1	1.8
Actuarial (losses) / gains on defined benefit pension schemes	(1.1)	2.5

Deferred tax recognised directly in equity	(5.5)	3.5

Notes to the Consolidated Financial Statements—(Continued)

Reconciliation of the total tax charge

Acergy S.A is a 1929 Luxembourg Holding Company. Luxembourg tax law provides for a special tax regime for 1929 Holding Companies and consequently Acergy S.A. is not subject to tax in Luxembourg. Income taxes have been provided based on the tax laws and rates in the countries where business operations have been established and earn income. The Group’s tax charge is determined by applying the statutory tax rate to the net income earned in the jurisdictions in which we operate, taking account of permanent differences between book and tax net incomes.

The Group’s tax charge has been reconciled to an effective tax rate for the fiscal year 2008 of 28% (2007: 30%), being the expected blended statutory rate taking into consideration the jurisdictions in which the Group operates.

For the fiscal year (in $ millions)	2008	2007
Accounting income before tax on continuing operations	492.3	343.9

Tax at the effective tax rate of 28% (2007: 30%)	137.8	103.2
Effects of:
Benefit of Tonnage tax regime (see below)	(7.5)	(0.5)
Different tax rates of subsidiaries operating in other jurisdictions (tax rate differences)	11.6	4.1
Share based payments	5.3	(0.8)
Adjustments related to prior years	3.0	59.0
Movement in non-provided deferred tax	(4.1)	35.4
Net incomes not subject to tax	4.3	(21.3)
Tax effect of share of results of associates and joint ventures	(4.1)	0.5
Withholding taxes	16.2	29.1
Expenses not deductible for tax purposes	0.3	10.7

Other permanent differences	(0.2)	(4.3)

Tax charge in the income statement	162.6	215.1

Deferred tax

Analysis of the movements in net deferred tax balance during the year:

For the fiscal year (in $ millions)	2008	2007
At December 1	24.3	16.3
Charged to income statement	(47.8)	11.3
Charged directly to equity	5.5	(3.5)
Foreign exchange movements	1.7	0.2

At November 30	(16.3)	24.3

Notes to the Consolidated Financial Statements—(Continued)

Deferred tax assets and liabilities in respect of continuing operations, before offset of balances within countries, are as follows:

Year ended November 30, 2008 (in $ millions)	Gross deferred tax asset	Gross deferred tax liability	Less: amounts not recognised	Net recognised deferred tax asset / (liability)	Amount credited / (charged) in income statement
Property, plant and equipment	1.1	(13.0)	—	(11.9)	5.4
Accrued expenses	91.0	(36.3)	(46.7)	8.0	(49.9)
Share based payments	0.5	—	—	0.5	(3.4)
Convertible loan notes	—	(17.7)	—	(17.7)	—
Tax losses	47.5	—	(42.7)	4.8	0.1

Total	140.1	(67.0)	(89.4)	(16.3)	(47.8)

Year ended November 30, 2007 (in $ millions)	Gross deferred tax asset	Gross deferred tax liability	Less: amounts not recognised	Net recognised deferred tax asset / (liability)	Amount credited / (charged) in income statement
Property, plant and equipment	—	(17.3)	—	(17.3)	(7.2)
Accrued expenses	71.6	—	(24.9)	46.7	16.6
Share based payments	7.9	—	—	7.9	0.8
Convertible loan notes	—	(17.7)	—	(17.7)	—
Tax losses	85.9	—	(81.2)	4.7	1.1

Total	165.4	(35.0)	(106.1)	24.3	11.3

Deferred tax is analysed in balance sheet, after offset of balances within countries, as:

For the fiscal year (in $ millions)	2008	2007
Deferred tax assets	39.8	59.9
Deferred tax liabilities	(56.1)	(35.6)

Total	(16.3)	24.3

At the balance sheet date, the Group has unused tax losses of $194.6 million (2007: $257.4 million) available for offset against future net incomes. A deferred tax asset has been recognised in respect of $13.9 million (2007: $3.6million) of such losses. No deferred tax asset has been recognised in respect of the remaining $180.7 million (2007: $253.8 million) due to the unpredictability of future net income streams.

Net operating losses (NOLs) including Internal Revenue Code (IRC) s.163j’s in the US

NOLs to carry forward in various countries will expire as follows:

For the fiscal year (in $ millions)	2008	2007
Within five years	0.1	56.1
6 to 10 years	—	—
11 to 15 years	—	—
16 to 20 years	82.7	160.1
Without time limit	111.8	41.2

Total	194.6	257.4

Notes to the Consolidated Financial Statements—(Continued)

The majority of NOLs are concentrated in the US where our ability to carry forward NOLs is subject to a limitation as a consequence of Stolt Nielsen S.A. (SNSA) having sold its remaining stock in the Company in 2005. As at November 30, 2008, it is considered likely that subject to future profitability the Group will be able to access NOLs arising both before and after the date of the change of control of $80.8 million (2007: $101.4 million). In addition to NOLs the Group has IRC s.163j suspended interest deductions of $56.3 million (2007: $57.6 million). However, with a history of incurring losses for tax purposes in the US, none of the NOLs and IRC s.163j suspended interest deductions in the US has been recognised as a deferred tax asset.

Tonnage tax regime

Our tax charge reflects a net benefit in fiscal year 2008 of $7.5 million (2007: $0.5 million) as a result of being taxable under the current United Kingdom (UK) Tonnage Tax Regime, as compared to the UK tax that would be payable had an election to join the tonnage tax regime not been made.

Under the current UK tonnage tax legislation, a proportion of tax depreciation previously claimed by us may be subject to tax in the event that a significant number of ships are sold and not replaced. This contingent liability decreases to nil over the first seven years following entry into the Tonnage Tax Regime. Management has made no provision for the contingent liability as determined by IAS 37, Provisions, Contingent, Liabilities and Contingent Assets, relating to ships because it is not probable that it will sell ships under circumstances that cause a charge to income taxes to arise. The unrecorded contingent liability in respect of these ships as at November 30, 2008 was $nil (2007: $5.1 million) because the Group has been within the Tonnage Tax Regime for seven years.

Tax contingencies and provisions

Our operations are carried out in several countries, through subsidiaries and branches of subsidiaries, and are subject to the jurisdiction of a significant number of taxing authorities. Furthermore, the offshore mobile nature of our operations means that we routinely have to deal with complex transfer pricing, permanent establishment and other similar international tax issues as well as competing tax systems where tax treaties may not exist.

In the ordinary course of events our operations will be subject to audit, enquiry and possible re-assessment by different tax authorities. In accordance with IAS 37 management provides taxes for the amounts that it considers probable of being payable as a result of these audits and for which a reasonable estimate may be made. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognised to our tax provisions in later years as and when these and other matters are finalised with the appropriate tax administrations.

In the year to November 30, 2008, a net tax charge of $4.1 million (2007: charge of $59.8 million) (excluding interest which has been charged to finance costs in the consolidated income statement) was accrued in respect of ongoing tax audits.

Whilst the Group has made the incremental provision noted in the preceding paragraph, reflecting our view of the most likely outcomes, it is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amount the company has provided.

In 2008, operations in various countries were subject to enquiries, audits and disputes, including but not limited to those in France, UK, Nigeria and Congo. These audits are all at various stages of completion. The

Notes to the Consolidated Financial Statements—(Continued)

incremental adjustment arising from these tax audits was an additional provision of $4.1 million (2007: $36.8 million) (excluding interest) in respect of the UK tax audit (tonnage tax). The audit in France, which commenced in February 2007, has continued into 2008 and 2009. The tax audit in France involves several legal entities and initially covered the years from 2004 to 2006. However, the audit scope has effectively been extended back to 2000 by way of a challenge to the utilisation of losses brought forward, and forward through an extension to 2007 for certain French companies. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as more routine domestic French matters. Our operations in these territories have co-operated fully with the relevant tax authorities whilst seeking to robustly defend their tax positions.

In addition to the tax audit noted above, in October 2007, the French tax authorities also conducted a formal search of our French subsidiary's offices in Suresnes, France. The documents authorising the search claim that Acergy had inaccurately reported to the French tax authorities the extent of Acergy's activities and revenue in France in an effort to minimise French taxes. During 2008, the French tax audit noted above was extended to various subsidiaries incorporated outside France. This audit has continued into 2009. The Group will defend its tax positions and has appealed against the original authorisation to search to the French Supreme Court.

In the UK, during 2007, an enquiry was started with respect to the Group’s UK ship owning companies and the amounts of net incomes allocated to transport activities and therefore eligible for tonnage tax treatment. Under the Tonnage Tax Regime the commercial net income of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) are subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry covers years 2003 to 2006. As noted above, a tax provision of $4.1 million is held against this risk.

The cumulative benefit for all years to November 30, 2008 (as disclosed in our previous annual report) arising from being within the Tonnage Tax Regime since 2002 is $15.0 million (2007: $11.6 million), excluding the total release of the deferred tax liability on ships (which was no longer required when the ships entered Tonnage Tax) of $36.0 million (2007: $36.0 million) in the years ended November 30, 2001 and 2002.

On January 23, 2008, the UK Government signalled its intention to change the tonnage tax legislation prospectively with effect from April 1, 2008, following discussions with the European Commission on the interpretation of the guidelines on State Aid. On March 6, 2008 these draft proposals were withdrawn.

12. Discontinued operations

On November 27, 2008, the Group entered into an agreement with Saipem (Portugal) Comercio Maritimo S.U. Lda to dispose of the Acergy Piper, a semi-submersible pipelay barge, for $78.0 million. The disposal was driven by a desire to continue to focus the Group’s energy on the core operations of deepwater Subsea construction, Umbilicals, Risers and Flowlines (‘SURF’). The disposal was completed on January 9, 2009.

The Acergy Piper was the Group’s sole operating unit in the Trunklines market which involves the offshore market installation of large-diameter pipelines used to carry oil and gas over large distances. The disposal of the barge therefore represents the Group’s discontinuance of this operation.

As at November 30, 2008 the Acergy Piper has been classified as an ‘Asset classified as held for sale’ (refer to Note 20). However, because the offer price indicated that the market value less cost to sell of the asset was higher than the value on the books the impairment recorded in fiscal year 2003 needed to be partially reversed to adjust the carrying value to market value less costs to sell as confirmed by the agreed sale price.

Discontinued operations in fiscal year 2007 also includes to the final completion of the remaining Inspection, Maintenance and Repair (‘IMR’) and conventional project work in Trinidad and Tobago (part of the

Notes to the Consolidated Financial Statements—(Continued)

North America and Mexico region) which had commenced prior to the disposal of nine IMR and conventional ships to Cal Dive International Inc., during 2005 and 2006.

The results of the discontinued operations, which have been included in the consolidated income statement, were as follows:

	2008	2007	2007	2007
For the fiscal year (in $ millions)	Total Trunklines	Trunklines	NAMEX IMR and Conventional	Total
Revenue	281.8	257.1	16.9	274.0
Expenses (a)	(320.7)	(260.2)	(11.0)	(271.2)
Impairment reversal	14.3	—	—	—

(Loss) / income before tax	(24.6)	(3.1)	5.9	2.8
Taxation gains on discontinued operations	2.1	2.9	—	2.9

(Loss) / income from discontinued operations	(22.5)	(0.2)	5.9	5.7

(a)	Includes operating expenses, administrative expenses, finance costs and other gains and losses.

The impact on the segments of the discontinued operations which have been included in the consolidated income statement were as follows:

	2008	2008	2008	2008	2007	2007	2007	2007
For the fiscal year (in $ millions)	NEC	SAM	CORP	Total discontinued operations	NEC	SAM	NAMEX	Total discontinued operations
Revenue	5.6	275.9	0.3	281.8	211.2	45.9	16.9	274.0
Expenses (a)	(36.0)	(284.4)	(0.3)	(320.7)	(192.1)	(68.1)	(11.0)	(271.2)
Impairment reversal	14.3	—	—	14.3	—	—	—	—

(Loss) / income before tax	(16.1)	(8.5)	—	(24.6)	19.1	(22.2)	5.9	2.8
Taxation on discontinued operations	2.1	—	—	2.1	2.9	—	—	2.9

(Loss) / income from discontinued operations	(14.0)	(8.5)	—	(22.5)	22.0	(22.2)	5.9	5.7

(a)	Includes operating expenses, administrative expenses, finance costs and other gains and losses.

Discontinued operations used $5.6 million of (2007: contributed to $15.3 million) the Group’s net operating cash flows, paid $1.4 million (2007 $0.2 million) in respect of investing activities and paid $nil (2007 $nil) in respect of financing activities.

Additional information on the effect of ‘discontinued operations’ based on business segment results is disclosed in Note 6 ‘Segment information’.

Notes to the Consolidated Financial Statements—(Continued)

13. Earnings per share

Basic earnings per share

Basic earnings per share amounts are calculated by dividing the net income by the weighted average number of shares outstanding during the fiscal year as follows:

For the fiscal year	2008 $ per share	2007 $ per share
Basic earnings per share:
From continuing operations	1.76	0.65
From discontinued operations	(0.12)	0.03

Total basic earnings per share	1.64	0.68

The earnings and weighted average number of common shares used in the calculation of basic earnings per share are as follows:

For the fiscal year (in $ millions)	2008	2007
Net income attributable to equity holders of the parent	301.4	127.3
Net loss / (income) for the year from discontinued operations (see Note 12)	22.5	(5.7)

Earnings used in the calculation of basic earnings per share	323.9	121.6

	Number of shares	Number of shares
Weighted average number of common shares for the purpose of basic earnings per share	184,142,708	188,435,592

Diluted earnings per share

For the diluted earnings per share calculation the net income is adjusted for the effect of the convertible notes if dilutive, and the weighted average number of shares outstanding is adjusted for the potential dilutive effect of share options and the convertible loan notes as follows:

For the fiscal year	2008 $ per share	2007 $ per share
Diluted earnings per share:
From continuing operations	1.70	0.63
From discontinued operations	(0.11)	0.03
Total diluted earnings per share	1.59	0.66

Notes to the Consolidated Financial Statements—(Continued)

The earnings and weighted average number of common shares used in the calculation of diluted earnings per share are as follows:

For the fiscal year (in $ millions)	2008	2007
Net income for the year attributable to equity holders of the parent	301.4	127.3
Interest on convertible loan notes	28.4	—
Net loss / (income) for the year from discontinued operations (see Note 12)	22.5	(5.7)

Earnings used in the calculation of diluted earnings per share from continuing operations	352.3	121.6

	Number of shares	Number of shares
Weighted average number of common shares used in the calculation of basic earnings per share	184,142,708	188,435,592
Convertible loan notes	20,790,021	—
Share options	2,134,846	4,115,090

Weighted average number of common shares used in the calculation of diluted earnings per share	207,067,575	192,550,682

In the fiscal year 2008 the potential common shares of 20,790,021 for the convertible loan notes were included in the weighted average number of common shares as their effect was dilutive. In the fiscal year 2007 their effect was anti-dilutive and therefore excluded.

In the fiscal year 2008, 1,923,234 shares relating to share option plans (2007: 7,000 shares) that could potentially dilute the weighted average earnings per share, were excluded from the calculation of diluted earnings per share due to being anti-dilutive for the period.

Notes to the Consolidated Financial Statements—(Continued)

14. Intangible assets

For the fiscal year (in $ million)	Lease access premiums	Other intangibles	Total
Cost:
At December 1, 2006	4.7	1.0	5.7
Foreign currency exchange rate changes	—	(0.1)	(0.1)

At November 30, 2007	4.7	0.9	5.6
Additions	—	0.4	0.4
Foreign currency exchange rate changes	—	(0.1)	(0.1)
Retirement	—	(0.3)	(0.3)

At November 30, 2008	4.7	0.9	5.6

Amortisation:
At December 1, 2006	1.3	0.3	1.6
Charge for the year	0.3	—	0.3

At November 30, 2007	1.6	0.3	1.9
Charge for the year	0.2	—	0.2
Retirement	—	(0.3)	(0.3)

At November 30, 2008	1.8	—	1.8

Carrying amount:
At November 30, 2007	3.1	0.6	3.7

At November 30, 2008	2.9	0.9	3.8

There were net intangible assets as at November 30, 2008 of $3.8 million (2007: $3.7 million), of which $2.9 million (2007: $3.1 million) related to Sonamet representing the fair value of a lease access premium for the Lobito Yard in Angola. This intangible asset has a useful life of 18 years as of the first date of consolidation in fiscal year 2004 and is amortised on a straight-line basis. The amortisation expense of $0.2 million (2007: $0.3 million) is included within operating expenses in the consolidated income statement. The amortisation expense is expected to be $0.3 million in fiscal year 2009 and for each of the four years thereafter.

Notes to the Consolidated Financial Statements—(Continued)

15. Property, plant and equipment

For the fiscal year (in $ millions)	Construction support ships	Operating equipment	Land and buildings	Other assets	Total
Cost:
At December 1, 2006	639.4	445.7	41.8	27.8	1,154.7
Additions	29.3	189.2	2.4	14.9	235.8
Exchange differences	2.3	11.9	1.3	2.1	17.6
Disposals	(30.1)	(11.6)	(1.6)	(0.4)	(43.7)
Reclassified as held for sale	—	—	(1.6)	—	(1.6)
Transfers	1.8	1.6	(5.9)	(0.4)	(2.9)

At November 30, 2007	642.7	636.8	36.4	44.0	1,359.9
Additions	180.1	123.4	6.6	16.5	326.6
Exchange differences	(12.7)	(53.1)	(4.6)	(9.3)	(79.7)
Disposals	(4.4)	(15.3)	(11.7)	(1.6)	(33.0)
Reclassified as held for sale	(131.0)	—	—	—	(131.0)
Transfers	(9.5)	3.9	(0.5)	—	(6.1)

At November 30, 2008	665.2	695.7	26.2	49.6	1,436.7

Accumulated depreciation:
At December 1, 2006	285.3	168.2	12.7	15.3	481.5
Charge for the year	43.4	38.5	2.0	7.1	91.0
Exchange differences	1.1	6.9	0.5	1.2	9.7
Impairment	—	0.3	—	—	0.3
Eliminated on disposals	(26.0)	(10.5)	(1.2)	(0.3)	(38.0)
Reclassified as held for sale	—	—	(0.5)	—	(0.5)
Transfers	0.1	1.6	—	—	1.7
At November 30, 2007	303.9	205.0	13.5	23.3	545.7
Charge for the year	34.1	69.9	2.1	9.7	115.8
Exchange differences	(2.3)	(28.6)	(1.7)	(5.6)	(38.2)
Impairment	—	2.8	—	—	2.8
Reversal of impairment	(14.3)	—	—	—	(14.3)
Eliminated on disposals	(4.2)	(14.5)	(5.9)	(1.5)	(26.1)
Reclassified as held for sale	(56.6)	—	—	—	(56.6)
Transfers	5.8	(6.1)	—	0.3	—

At November 30, 2008	266.4	228.5	8.0	26.2	529.1

Carrying amount:
At November 30, 2007	338.8	431.8	22.9	20.7	814.2

At November 30, 2008	398.8	467.2	18.2	23.4	907.6

In fiscal year 2008 impairment charges were recorded from operations in respect of property, plant and equipment assets of $2.8 million and an impairment reversal of $14.3 million as follows:

•

Under-utilised operating equipment – $1.8 million: A Deep Modular Advanced Tie-In System was identified to be under-utilised with no anticipated utilisation for 2009 onwards. In the fourth quarter of 2008 an impairment charge of $1.8 million was recorded to reduce the net book value of the asset to $nil.

Notes to the Consolidated Financial Statements—(Continued)

•

Operating equipment – $1.0 million: the equipment represents four generators and generating sets which were purchased for the Acergy Piper. Following the classification of the Acergy Piper as an asset held for sale in the fourth quarter of 2008, it was anticipated the generators would be underutilised in the future. Therefore, an impairment charge of $1.0 million was recorded to reduce the net book value to $2.0 million, the estimated current market value.

•

Prior to the classification of the Acergy Piper as an asset held for sale (refer to Note 20 ‘Assets classified as held for sale’), an impairment of $14.3 million, as recorded in 2003, was reversed. This has been included within Note 12 ‘Discontinued operations’.

In fiscal year 2007 impairment charges were recorded from operations in respect of property, plant and equipment assets of $0.3 million, as follows:

•

Bucksburn land and buildings – $0.2 million: An impairment charge was recorded in the second quarter of fiscal year 2007 of $0.2 million to reduce the net book value to $8.3 million, which is the expected proceeds from the disposal of these assets, following the decision to relocate the offices in Aberdeen, Scotland.

•

Under-utilised mobile equipment – $0.1 million: A 120 tonne tensioner was identified to be under-utilised, and with no anticipated utilisation for fiscal year 2008. The hydraulic power unit of the tensioner was also damaged beyond repair. As a result of the under-utilisation and the costs to repair the power unit, an impairment charge of $0.1 million was recorded in the fourth quarter to reduce the net book value of the asset to $nil.

The carrying amount includes $156.6 million (2007: $76.3 million) in respect of assets in the course of construction.

At November 30, 2008, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $130.0 million (2007: $110.0 million) (Refer to Note 35 ‘Commitments and contingent liabilities’).

16. Interest in associates and joint ventures

Investment in associates and joint ventures

For the fiscal year (in $ millions)	Country	Acergy Business Segment		Ownership %	2008	2007
Mar Profundo Girassol (‘MPG’)	Angola	AFMED	Joint Venture	50	—	—
Dalia FPSO (a)	Angola	AFMED	Associate	17.5	4.3	6.4
Global Oceon Engineers Nigeria Limited (‘Oceon’)	Nigeria	AFMED	Associate	40	—	—
Acergy/Subsea 7	Norway	NEC	Joint Venture	50	2.6	2.5
Acergy Havila Limited (‘Acergy Havila’)	Cyprus	NEC	Joint Venture	50	—	—
SapuraAcergy	Malaysia	AME	Joint Venture	50	—	—
Seaway Heavy Lifting (‘SHL’)	Cyprus	CORP	Joint Venture	50	64.6	53.5
NKT Flexibles I/S (‘NKT Flexibles’)	Denmark	CORP	Joint Venture	49	68.7	44.0

Total					140.2	106.4

(a)	Acergy owns 17.5% and has a significant influence in Dalia FPSO. Acergy has a veto on decision-making as decisions require unanimous agreement.

Notes to the Consolidated Financial Statements—(Continued)

The movement in the balance of equity investments, including long-term advances during the fiscal years 2008 and 2007 were as follows:

For the fiscal year (in $ millions)	2008	2007
At December 1	106.4	76.9
Share in net income from associates and joint ventures	63.0	31.5
Dividends distributed to the Group	(10.9)	(40.6)
Increase in investment	—	34.5
Gain on sale of assets	—	(0.7)
Reclassification of negative equity balance as liabilities	19.8	1.5
Change in fair value of derivative instruments	(23.7)	0.2
Impact of currency translation	(14.4)	3.1

At November 30	140.2	106.4

Share in net income of associates and joint ventures:

For the fiscal year (in $ millions)	2008	2007
MPG	—	(0.1)
Dalia FPSO	0.6	3.4
Oceon	(0.9)	(0.5)
Acergy/Subsea 7 (a)	3.5	12.3
Acergy Havila	—	—
SapuraAcergy	(15.4)	(10.3)
SHL	29.6	8.8
NKT Flexibles (b)	45.6	17.9

Total	63.0	31.5

(a)	Includes the result of Acergy/Subsea 7 of $3.5 million for 2008 (2007: $2.9 million), H7 By-Pass project of $nil for 2008 (2007: $7.6 million) and Consortium agreement of $nil for 2008 (2007: $1.8 million).
(b)	Taxation in respect of the NKT Flexibles joint venture, which has a legal status of a partnership, has been included in the results of the relevant subsidiary, which holds the investment in the joint venture.

Dividend distributed to the Group

In fiscal year 2008 we received a total of $10.9 million dividends from four joint ventures (two with Acergy/Subsea 7, one from NKT Flexibles, and one from Dalia FPSO).

In fiscal year 2007 we received a total of $40.6 million dividends from seven joint ventures (three with Acergy/Subsea 7, and one from each of the following: NKT Flexibles, MPG, Kingfisher D.A., and SHL). $15.6 million of the SHL dividend was used to increase the Group’s investment in this venture and $0.8 million of the MPG dividend was offset against a receivable balance.

Notes to the Consolidated Financial Statements—(Continued)

Increase in investment

In the fiscal year 2008 there was no additional investment in our joint ventures except for a $15.1 million cash advance to SapuraAcergy. The Group has additional commitments to the SHL joint venture as described in Note 35 ‘Commitments and contingent liabilities’.

In the fiscal year 2007, the Group and our joint venture partner K&S Baltic Offshore (Cyprus) Limited, increased the investment in SHL to contribute to the construction of the new heavy lift barge Oleg Strashnov. The Group’s contribution was $34.4 million which was satisfied by a cash contribution of $18.8 million and $15.6 million in lieu of a dividend due from SHL. $0.1 million was also invested in a new joint venture Oceon with our joint venture partner Petrolog Engineering Services Ltd in Nigeria.

Significant restrictions

No dividend is payable by SHL until the delivery of the new ship Oleg Strashnov expected in March 2010. During this period any dividend that is payable is directly to be reinvested in the joint venture.

SapuraAcergy is regulated by the central bank of Malaysia on repatriation of funds. Dividends are not subject to withholding taxes.

Capital commitments

SHL has entered into a ship building contract for the heavy lift vessel to be named Oleg Strashnov amounting to Euro 286.0 million ($363.0 million).

As at November 30, 2008 instalments representing 50% of the contract value were paid.

The investment is financed by a Revolving Credit and Guarantee Facility of $30.0 million and ¤140 million ($178.0 million) plus $180 million Buyer Credit Facility. This is a non recourse financing agreement.

Reclassification of negative equity balance

The Group accrues losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture.

In fiscal year 2008 a $19.8 million reclassification was recorded against long-term funding, $19.0 million for SapuraAcergy and $0.8 million for Oceon.

The Group’s share of any net liabilities of joint ventures is classified as trade payables or other liabilities. Accordingly, a $1.5 million reclassification was recorded in fiscal year 2007 in respect of our share of liabilities, $1.0 million for SapuraAcergy, $0.4 million for Oceon and $0.1 million for MPG.

Impact of currency translation

This relates to the translation of investments in the equity of joint ventures which have a functional currency other than the US dollar, and relates mainly to NKT Flexibles.

Notes to the Consolidated Financial Statements—(Continued)

Summarised financial information

Summarised financial information for associates and joint ventures, representing 100% of the respective amounts included in their financial statements, is as follows:

Aggregated financial data for associates and joint ventures

For the fiscal year (in $ millions)	2008	2007
Revenue	757.7	537.9
Operating expenses	(524.5)	(350.6)

Gross profit	233.2	187.3

Other income	64.8	9.1
Other expenses	(139.3)	(109.5)

Net income	158.7	86.9

Aggregated balance sheet data for associates and joint ventures

For the fiscal year (in $ millions)	2008	2007
Current assets	516.3	430.1
Non-current assets	593.1	399.7

Total assets	1,109.4	829.8

Current liabilities	341.4	296.0
Non-current liabilities	442.3	288.8

Total liabilities	783.7	584.8

Transactions with associates and joint ventures

Certain contractual services are conducted with joint ventures for commercial reasons.

In fiscal year 2008 the income statement data for the joint ventures presented above includes expenses related to transactions for charter hire of $21.3 million (2007: $14.6 million) and other expenses including general and administrative charges $47.4 million (2007: $48.9 million).

Joint ventures received in fiscal year 2008 $28.2 million (2007: $51.6 million) in respect of goods and services provided.

As at November 30, 2008 the balance sheet data includes amounts payable to joint ventures of $8.8 million (2007: $nil) and current amounts receivable of $22.8 million (2007: $17.5 million) (refer to Note 19 ‘Trade and other receivables) and non-current amounts receivable of $16.6 million (2007: $21.3 million) (refer to Note 17 ‘Advances and receivables’).

Notes to the Consolidated Financial Statements—(Continued)

17. Advances and receivables

For the fiscal year (in $ millions)	2008	2007
Non-current amounts due from associates and joint ventures (see Note 16)	16.6	21.3
Capitalised fees for long-term loan facilities	4.0	4.6
Deposits held by third parties	0.5	0.5
Prepaid expenses	8.3	13.2

Total	29.4	39.6

The fee for the loan facilities (refer to Note 29 ’Borrowings’) is deferred and is expensed over the periods for which each loan facility is held.

Prepaid expenses are incurred in the normal course of business and represent expenditure which will be recognised in a period exceeding twelve months.

18. Inventories

For the fiscal year (in $ millions)	2008	2007
Materials and spares	25.4	20.0
Consumables	13.1	9.2

Total	38.5	29.2

Total amount of inventory charged to income statement	60.6	45.0

Write-down on inventory charged to income statement	3.3	0.3

The inventories include a reserve as at November 30, 2008 of $3.5 million (2007: $2.2 million). During the fiscal year 2008 $2.0 million (2007: $0.9 million) of the inventory reserve was reversed due to slow moving items which were subsequently consumed during the fiscal year.

There are no inventories pledged as security for liabilities.

19. Trade and other receivables

For the fiscal year (in $ millions)	2008	2007
Trade receivables	298.7	420.6
Allowance for doubtful debts	(1.1)	(2.2)

Net trade receivables	297.6	418.4
Current amounts due from associates and joint ventures (see Note 16)	22.8	17.5
Tax receivables	—	1.1
Other taxes receivable	14.2	32.8
Other receivables	19.9	15.3

Total	354.5	485.1

Notes to the Consolidated Financial Statements—(Continued)

The carrying amount of net trade receivables approximates the fair value. The majority of the Group’s trade account receivables are companies in the oil and gas exploration and production sector. Ongoing credit evaluations are conducted on clients’ financial condition and the credit extended is limited as deemed necessary without the necessity for collateral. Due to the nature of the Group’s client base interest is not charged. The average credit period taken during 2008 was 39 days (2007: 57 days) which is indicative of improved cash collection performance.

Details of how the Group manages its credit risk and further analysis of the trade receivables balance can be found in Note 37 ‘Financial instruments’.

Trade receivables includes, in respect of the largest client as at November 30, 2008 $64.2 million (2007: $153.9 million), and in respect of the second largest client $52.5 million (2007: $136.2 million)

Tax receivables and other taxes receivable are for amounts refundable from the tax authorities in the various countries of operations during the next fiscal period.

Other receivables consist of advances to suppliers and amounts receivable under insurance claims.

20. Assets classified as held for sale

Assets held for sale as at November 30, 2008 were as follows:

•

Acergy Piper: a semi-submersible pipelay barge in NEC. The asset is the sole operating unit in the non-core trunkline market and was sold January 9, 2009 for gross proceeds of $78 million. The sale of this asset forms part of discontinued operations as discussed in Note 12 ‘Discontinued operations’, which includes the impairment reversal details as well.

•

Balikpapan: land, buildings and office equipment in AME. The assets are expected to be sold during the fiscal year 2009 as part of the decision to dispose of some Indonesian assets involved with shallow water and diving activities.

As at November 30, 2008, our disposal groups held for sale comprised assets of $75.5 million (2007: $1.1 million), which are detailed as follows:

For the fiscal year (in $ millions)	2008	2007
Property, plant and equipment	75.5	1.1

Total assets held for sale	75.5	1.1

The total liabilities associated with the assets classified as held for sale is $nil (2007: $nil).

The allocation of assets held for sale by segment is as follows:

For the fiscal year (in $ millions)	2008 Assets	2008 Liabilities	2007 Assets	2007 Liabilities
AME	1.1	—	1.1	—
NEC	74.4	—	—	—

Total assets held for sale	75.5	—	1.1	—

Notes to the Consolidated Financial Statements—(Continued)

21. Other accrued income and prepaid expenses

For the fiscal year (in $ millions)	2008	2007
Construction contracts (see Note 22)	156.6	248.0
Unbilled revenue	60.6	14.3
Prepaid expenses	16.3	11.1

Total	233.5	273.4

Unbilled revenue relates to completed work which has not yet been billed to customers.

Prepaid expenses are incurred in the normal course of business and represents expenditure which has been deferred and will be recognised within the next fiscal year.

22. Construction contracts

For the fiscal year (in $ millions)	2008	2007
Contracts in progress at balance sheet date:
Amounts due from contract clients included in other accrued income and prepaid expenses (see Note 21)	156.6	248.0
Deferred revenue recognised under construction contracts (see Note 41)	(245.8)	(185.8)

Total	(89.2)	62.2
Contract costs incurred plus recognised net incomes less recognised losses to date	3,516.8	4,051.2
Less: progress billings	(3,606.0)	(3,989.0)

Total	(89.2)	62.2

As at November 30, 2008 $nil (2007: $2.6 million) of revenue relating to unsettled claims was included in reported revenue or receivables that has not been subsequently collected in full.

As at November 30, 2008 retentions held by customers for contract work amounted to $54.2 million (2007: $54.7 million). Advances received from customers for contract work amounted to $59.8 million (2007: $31.6 million) (refer to Note 41 ‘Deferred revenue’).

As at November 30, 2008 $nil (2007: $nil) included in trade and other receivables and arising from construction contracts are due for settlement after more than twelve months.

As at November 30, 2008 a total of $22.6 million (2007: $19.8 million) was recorded for losses expected at completion.

23. Restricted cash balances

For the fiscal year (in $ millions)	2008	2007
Restricted cash balances	11.0	8.9

Notes to the Consolidated Financial Statements—(Continued)

Restricted cash balances comprise both funds held in a separate bank account, which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. There are no other significant conditions on the restricted cash balances.

24. Cash and cash equivalents

For the fiscal year (in $ millions)	2008	2007
Cash at bank and in hand	573.0	582.7

Cash and cash equivalents comprise cash at banks, cash in hand and short-term highly liquid deposits with an original maturity of three months or less and readily convertible to known amounts of cash. Additional information on credit risk management and interest rate risk management is included in Note 37 ‘Financial instruments’.

25. Issued share capital

Authorised shares

For the fiscal year	2008 Number of shares	2008 in $ millions	2007 Number of shares	2007 in $ millions
Authorised common shares, $2.00 par value	230,000,000	460.0	230,000,000	460.0

Issued shares

For the fiscal year	2008 Number of shares	2008 in $ millions	2007 Number of shares	2007 in $ millions
Fully paid and issued common shares	194,953,972	389.9	194,953,972	389.9

The issued common shares consist of:
Common shares excluding own shares (see below)	182,816,093	365.6	188,018,444	376.0
Own shares (see Note 28)	12,137,879	24.3	6,935,528	13.9

Total	194,953,972	389.9	194,953,972	389.9

The Company has one class of ordinary shares which carry no right to fixed income.

The common shares (excluding own shares) outstanding are as follows:

For the fiscal year	2008 Number of shares	2007 Number of shares
Balance at December 1	188,018,444	192,713,204
Own shares bought (see Note 26)	(6,374,100)	(8,098,625)
Own shares reissued (see Note 26)	1,171,749	2,957,018
New shares issued	—	446,847

Balance at November 30	182,816,093	188,018,444

Notes to the Consolidated Financial Statements—(Continued)

26. Own shares

On September 11, 2006 the commencement of a share buyback program was announced, which allowed for the purchase of up to a maximum of 10% of our issued share capital, pursuant to the standing authorisation granted to the Board at the Annual General Meeting held on May 15, 2006.

The share buyback program was completed during fiscal year 2008. A total of 15.4 million shares for a total consideration of $301.6 million were repurchased. These were open market repurchases on the Oslo Stock Exchange.

The own shares reserve represents the purchase of the Company’s own common shares at the market price on the date of purchase and the movements are shown in the table below:

For the fiscal year	2008 Number of shares	2008 in $ millions	2007 Number of shares	2007 in $ millions
Balance at December 1	6,935,528	111.2	1,793,921	17.5
Number of shares acquired in the period	6,374,100	138.3	8,098,625	146.8
Number of shares reissued	(1,171,749)	(20.1)	(2,957,018)	(53.1)

Balance at November 30	12,137,879	229.4	6,935,528	111.2

Consisting of:
Common shares held as treasury shares	11,258,758	—	6,056,407	—
Common shares held by an indirect wholly-owned subsidiary	879,121	—	879,121	—

Total	12,137,879	—	6,935,528	—

Of the balance of 12,137,879 common shares (2007: 6,935,528 common shares) held at November 30, 2008 included 879,121 common shares (2007: 879,121 common shares) held indirectly by a wholly-owned subsidiary of Acergy S.A.

Luxembourg law requires that 5% of our unconsolidated net income each year is allocated to a legal reserve before declaration of dividends. This requirement continues until the reserve is 10% of our stated capital, as represented by common shares, after which no further allocations are required until further issuance of shares. The legal reserve may also be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not distributable. The legal reserve for all outstanding common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

Notes to the Consolidated Financial Statements—(Continued)

27. Movements in reserves

For the fiscal year (in $ millions)	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings / (accumulated deficit)
December 1, 2006	480.0	110.7	—	(28.1)	(137.1)
Share based compensation	7.3	—	—	—	—
Exercise of share options	1.5	—	—	—	—
Exchange differences on translation of foreign operations	—	—	21.4	—	—
Reclassification of foreign currency translation adjustments upon liquidation of entities	—	—	(1.4)	—	—
Share of derivative hedge losses from associates and joint ventures	—	—	—	0.2	—
Gains on derivative financial instruments (cash flow hedges)	—	—	—	0.4	—
Actuarial gains on defined benefit pension schemes	—	—	—	7.3	—
Tax effects	4.1	—	9.1	(1.7)	—
Income attributable to equity holders	—	—	—	—	127.3
Dividends declared and paid	—	—	—	—	(37.5)
Loss on reissuance of own shares	—	—	—	—	(41.3)

November 30, 2007	492.9	110.7	29.1	(21.9)	(88.6)
Share based compensation	7.5	—	—	—	—
Exchange differences on translation of foreign operations	—	—	(82.8)	—	—
Reclassification of foreign currency translation adjustments upon liquidation of entities	—	—	(0.3)	—	—
Share of derivative hedge losses from associates or joint ventures	—	—	—	(23.7)	—
Losses on derivative financial instruments (cash flow hedges)	—		—	(23.3)	—
Actuarial losses on defined benefit pension schemes	—	—	—	(11.1)	—
Tax effects	(1.7)	—	(16.4)	9.6	—
Income attributable to equity holders	—	—	—	—	301.4
Dividends declared and paid	—	—	—	—	(38.3)
Loss on reissuance of own shares	—	—	—	—	(15.9)

November 30, 2008	498.7	110.7	(70.4)	(70.4)	158.6

Paid in surplus

This is inclusive of the Group’s activities based on its share based payments arising from the share option plans which are available to various staff members within the Group.

Equity reserves

This reserve represents the equity component of the convertible loan notes (refer to Note 30 ‘Convertible loan notes’).

Notes to the Consolidated Financial Statements—(Continued)

Translation reserves

Exchange differences arise upon the translation of foreign entities’ currency into the Group’s functional currency.

Other reserves

Other reserves relate to (inclusive of any tax effects):

•	the net cumulative gains or losses effect by the hedging activity entered into by the Group

•	actuarial gains or losses incurred on the Group’s defined benefit pension schemes

•	the Group’s share of other comprehensive losses from its associates and joint ventures.

Retained earnings / (accumulated deficit)

The directors propose that a dividend of $0.22 per share will be paid to shareholders in June 2009. This dividend is subject to approval by shareholders and has not been included as a liability in these consolidated financial statements. The total estimated dividend to be paid is $40.2 million (refer to Note 44 ‘Post balance sheet events’).

During fiscal year 2008 1,171,749 own shares (2007: 2,957,018 own shares) purchased for $20.1 million (2007: $53.1 million) were reissued for a consideration of $4.2 million (2007: $11.8 million).

On May 23, 2008 a dividend of $0.21 per share (total dividend of $38.3 million) was approved for shareholders on record on May 29, 2008.

The consolidated retained earnings exclude undistributed earnings from joint ventures as at November 30, 2008 of $130.2 million (2007: $63.5 million).

28. Minority interest

For the fiscal year (in $ millions)	2008	2007
At December 1	18.1	18.7
Share of net income for the year	5.8	7.2
Dividends	(8.7)	(8.7)
Foreign currency exchange rate changes	(1.5)	0.9

At November 30	13.7	18.1

Acergy’s respective interest in subsidiaries which are not wholly owned is as follows:

For the fiscal year	2008%	2007%
Sonamet—Industrial SA	55.0	55.0
Sonacergy—Servicos E Construcoes Petroliferas Lda	55.0	55.0
Pelagic Nigeria Ltd	80.0	80.0
Offshore Installer Nigeria Limited	60.0	60.0
Alto Mar Girassol(a)	66.7	66.7

(a)	Alto Mar Girassol with a 66.7% interest was liquidated in December 2007.

Notes to the Consolidated Financial Statements—(Continued)

29. Borrowings

Borrowings consist of:

For the fiscal year (in $ millions)	2008	2007
$500 million 2.25% convertible loan notes due 2013 (see Note 30)	397.4	380.3
Other	21.9	9.5

Total	419.3	389.8

Consisting of:
Non-current portion of borrowings	409.2	386.6
Current portion of borrowings	10.1	3.2

Total	419.3	389.8

Commitment fees for any unused lines of credit expensed during fiscal year 2008 were $0.5 million (2007: $0.3 million). The weighted average interest rate paid on the $400 million amended and restated revolving credit and guarantee facility was %nil (2007: %nil).

Facilities

The following facilities were available as at November 30, 2008:

The $400 million amended and restated revolving credit and guarantee facility

The $400 million amended and restated revolving credit and guarantee facility, as amended on August 10, 2006 has a maturity of August 10, 2011. The facility is guaranteed by Acergy S.A.

The facility is used for general corporate purposes including capital expenditure, working capital and the issuance of guarantees to support contract performance obligations and other operating requirements. It provides for revolving loans of up to $100 million during the first three years, reducing to $75 million for the fourth year and further reducing to $50 million for the fifth year until the final date of maturity of August 10, 2011. Any unused amount under the revolving loan part of the facility is available for the issuance of guarantees. Borrowings under this facility may be made in minimum increments of $5.0 million subject to the satisfaction of certain legal customary conditions. Additionally under this facility performance guarantees can be issued with a maturity no later than February 10, 2013.

Interest on the facility is payable at LIBOR plus a margin which is linked to the ratio of net debt to earnings before interest, taxes, depreciation and amortisation (EBITDA) and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months from November 30, 2008 and is reviewed every three months. The fee applicable for performance guarantees is linked to the same ratio of net debt to EBITDA and may range from 0.4% to 0.95% per year and is currently fixed at 0.4%.

$200 million multi-currency revolving guarantee facility

On February 26, 2008, the Group executed a new $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million amended and restated revolving credit and guarantee facility. The facility is secured by a guarantee from Acergy S.A.

Notes to the Consolidated Financial Statements—(Continued)

This facility is to be used for the issuance of performance guarantees in the ordinary course of the Group’s business. The facility has a maturity date of February 26, 2013 however performance guarantees can be issued with a maturity no later than August 26, 2014.

The fee applicable for performance guarantees is linked to the ratio of net debt to EBITDA and may range from 0.45% to 1.00% per year and is currently fixed at 0.45%. This is subject to review every three months.

Both the facilities contain certain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, the facilities also contain negative pledges with respect to accounts receivable and cash and include representations, affirmative covenants and negative covenants and events of defaults which are customary for transactions of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans, distributions to shareholders and cash and cash equivalents that are permitted to be held by non-obligors. There were no drawdowns under these facilities during the fiscal year 2008.

The facility utilisation is as follows:

For the fiscal year (in $ millions)	2008 Utilised	2008 Unutilised	2008 Total	2007 Utilised	2007 Unutilised	2007 Total
Cash loans	—	100.0	100.0	—	84.4	84.4
Guarantee facilities	304.1	195.9	500.0	315.6	—	315.6

Total	304.1	295.9	600.0	315.6	84.4	400.0

$15 million loan facility

On May 26, 2008 Sonamet, a joint venture entered into a $15.0 million loan facility with BAI-Banco African de Investimentos S.A. for the construction of facilities at the company’s Lobito yard. After an initial 18 month repayment grace period the loan is repayable in equal instalments over 66 months, with a final maturity of May 26, 2015. The loan carries interest at 6 month LIBOR plus 2% per year, but subject to a minimum rate of 7% and a maximum rate of 8%. The facility is not guaranteed by Acergy S.A. or any of its subsidiaries. As at November 30, 2008 $6.1 million was drawn on this facility and there are no covenants over this facility.

Other facilities

A $9.5 million (2007: $9.5 million) unsecured loan provided by Sonangol to Sonamet bearing interest at a fixed rate of 2.75% per year and is repaid in annual instalments for a remaining period of two years as at November 30, 2008.

During fiscal year 2008, a facility of $0.2 million was provided to Pelagic Nigeria Ltd by Pegasus International Services Inc., the minority interest holder of this entity.

Bank overdraft and short-term lines of credit

The overdraft facilities consist of $24.7 million (2007: $43.6 million) of which $6.1 million (2007: $nil million) were drawn as at November 30, 2008.

Notes to the Consolidated Financial Statements—(Continued)

Guarantee arrangements with joint ventures

SapuraAcergy Sdn Bhd (“SASB”), is a 50/50-owned joint venture between Acergy M.S. Ltd, a subsidiary of Acergy S.A. and Nautical Essence Sdn Bhd a subsidiary of SapuraCrest Petroleum Berhad. This joint venture has issued a Charter Guarantee guaranteeing the charter payments from the charterer of the Sapura 3000 vessel to the ship owner, Nautical Vessels Pte Ltd. (NVLP). The limit of the guarantee is, at any time the sum of the outstanding amounts under the $240 million Facility Agreement of NVLP less US$100,000,000. Any call under the guarantee will not result in a lump sum payment being made, but the guarantors, severally, will have to service the debt by way of charter payments due from the charterer to the ship owner until the termination date of the loan, which is February 2, 2015.

Acergy Havila Limited is a 50/50 joint venture between Acergy M.S. Ltd and Havila Shipping Pte Ltd. This joint venture has entered into a loan facility with a group of banks led by DnB NOR Bank ASA for post-delivery financing of up to Norwegian krone 977.5 million ($139.3 million) for the purchase of a dive support vessel to be owned by the joint venture, when it is delivered in early 2010. The facility is guaranteed severally by the investors in the joint venture.

Other guarantee arrangements

In addition to the amounts available under the $400 million amended and restated revolving credit and guarantee facility and $200 million multi-currency revolving guarantee facility, the Group have a $30 million (2007: $30.0 million) bank guarantee facility with Credit Industriel et Commercial Bank of which $nil (2007: $nil) was utilised as at November 30, 2008. There are also a number of unsecured local lines in Indonesia, Brazil, Madera and Nigeria for the sole uses of PT Acergy Indonesia, Acergy Brasil S.A., Sonacergy and Globestar Engineering Company (Nigeria) Limited respectively. The lines are with HSBC Indonesia ($0.5 million), HSBC Bank Brasil S.A. ($5.4 million), Banco Espirito Santo S.A. ($8.5 million) & First Bank of Nigeria plc ($10.8 million). The bonds under these facilities were issued to guarantee our project performance and that of our subsidiaries and joint ventures to third parties in the normal course of business. The amount issued under these facilities as at November 30, 2008 was $14.6 million (2007: $57.6 million). The Group had past arrangements with a number of financial institutions to issue bank guarantees on our behalf. As at November 30, 2008, the aggregate amount of guarantees issued under these old facilities was $13.2 million (2007: $15.1 million). There was no availability for further issuances under these facilities.

30. Convertible loan notes

On October 11, 2006 Acergy S.A. issued a $500.0 million 2.25% convertible note due 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million have been split between the liability and equity components.

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

The noteholders were granted an option which allows them to convert the convertible notes into common shares with an initial conversion price of $24.05 equivalent to 20,790,021 common shares, or approximately 10.7% of our existing issued share capital at the date of issue. This was subsequently revised to $23.52 following the payment of the dividends since issuance. The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide ’anti-dilutive’ adjustments for items such as payment of dividends and events such as a change of control which can affect materially the marketability, liquidity or volatility of common shares.

Notes to the Consolidated Financial Statements—(Continued)

There is also an option for Acergy to call the convertible notes after 4 years and 14 days from the date of issue if the price of the common shares exceeds 130% of the then prevailing conversion price over the above specified period.

The following undertakings apply:

•	unsecured but with a negative pledge provision in respect of other current and future debt to ensure that the convertible notes will rank equally with other debt issuance;

•	a cross default provision subject to a minimum threshold of $10.0 million and other events of default in connection with non-payment of the convertible notes;

•	various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the shares and the convertible notes on recognised stock exchanges; and

•	provisions for the adjustment of the conversion price in certain circumstances.

There were no conversions of these convertible notes as of November 30, 2008.

The net proceeds received from the issue of the convertible loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group, as follows:

(in $ millions)
Principal value of convertible loan notes issued	500.0

Proceeds of issue (net of apportioned transaction costs)	490.8
Liability component at date of issue	(362.4)

Equity component	128.4
Deferred tax	(17.7)

Transfer to equity reserve (see Note 27)	110.7

The liability component is as follows:

For the fiscal year (in $ millions)	2008	2007
Liability component at December 1	380.3	364.5
Interest charged	28.4	27.1
Interest paid	(11.3)	(11.3)

Liability component at November 30	397.4	380.3

The interest charged in the year is calculated by applying an effective rate of 7.35%. The liability component is measured at amortised cost. The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at November 30, 2008 represents the effective interest rate less interest paid to that date.

The directors estimate the fair value of the liability component of the convertible loan notes at November 30, 2008 to be approximately $397.3 million (2007: $380.3 million). These have been recognised as borrowings within the Group (refer to Note 29 ‘Borrowings’).

Notes to the Consolidated Financial Statements—(Continued)

31. Other non-current liabilities

For the fiscal year (in $ millions)	2008	2007
Non-current tax liabilities	—	22.4
Accrued bonus	3.9	11.4

Total	3.9	33.8

Non-current tax liabilities are owed to the tax authorities in the various countries in excess of twelve months.

The accrued bonus is in relation to long-term incentive plans.

32. Trade and other liabilities

For the fiscal year (in $ million)	2008	2007
Invoice accruals	279.8	254.0
Trade payables	183.1	258.0
Accrued salaries and benefits	116.3	116.9
Withholding taxes	28.5	36.5
Interest on taxes owed	9.1	9.1
Interest and dividends payable	13.9	9.5
Other taxes payable	2.2	—
Other current liabilities	18.7	17.4

Total	651.6	701.4

The average credit period taken for trade purchases is 78 days (2007: 88 days).

The directors consider that the carrying amount of trade payables approximates to their fair value.

Accrued salaries and benefits represents employee benefits which are still due to be paid.

33. Current tax liabilities

For the fiscal year (in $ millions)	2008	2007
Current tax liabilities	69.1	157.3

Total	69.1	157.3

34. Provisions

For the fiscal year (in $ millions)	Legal	Decommissioning	Other	Total
At December 1, 2007	9.3	—	1.5	10.8
Additional provision in the year	1.6	5.2	7.7	14.5
Utilisation of provision	(1.5)	—	(0.7)	(2.2)
Unwinding of discount rate	—	0.2	—	0.2
Exchange differences	(0.1)	—	—	(0.1)

At November 30, 2008	9.3	5.4	8.5	23.2

Notes to the Consolidated Financial Statements—(Continued)

For the fiscal year (in $ millions)	2008	2007
Consists of:
Non-current provisions	8.0	2.0
Current provisions	15.2	8.8

Total	23.2	10.8

The legal provision comprises a number of claims made against the Group including employee disputes and personal injury cases, where the timing of resolution is uncertain or has been estimated by the Group’s legal advisors and categorised at the end of the lease accordingly. Other cases are mainly relating to the deterioration of a rented site in Nigeria and lease payments in Warri.

The decommissioning provision is in relation to the obligation to remove items of property, plant and equipment from leased vessels at the end of their lease. This is in accordance with IFRIC 1, Changes in existing decommissioning, restoration and similar liabilities.

Other provisions include certain warranties given on the sale of the subsidiary SCS Nigeria which expire in 2009, and payroll claims, contract risks, redundancy costs and the liquidation of a subsidiary.

35. Commitments and contingent liabilities

Commitments

These consist of:

•	purchase of property, plant and equipment and from external suppliers as at November 30, 2008 for $130.0 million (2007: $110.0 million).

•	operating lease commitments as indicated in Note 36 ‘Operating lease arrangements’.

•	a credit facility to the joint venture Seaway Heavy Lifting (SHL) of an amount equal to the greater of either $2.5 million or 80% of SHL’s accounts receivable.

Contingent liabilities

Contract disputes occur from time to time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. Provisions are made to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

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

Notes to the Consolidated Financial Statements—(Continued)

36. Operating lease arrangements

The Group as Lessee

For the fiscal year (in $ millions)	2008	2007
Minimum lease payments under operating leases recognised in operating expenses for the year	130.9	95.9

The total operating lease commitments as at November 30, 2008 were $526.5 million (2007: $339.7 million). These consisted of Charter hire obligations towards certain construction support, diving support, survey and inspection ships of $342.0 million (2007: $229.9 million). The remaining obligations related to office facilities and equipment as at November 30, 2008 of $184.5 million (2007: $109.8 million).

The Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

For the fiscal year (in $ millions)	2008	2007
Within one year	125.3	107.5
In the second to fifth years inclusive	285.7	201.9
After five years	115.5	30.3

Total	526.5	339.7

The following have been excluded from the outstanding commitments:

•

Main renewal options: Polar Queen – two renewal options consisting of one option for three years at the end of 2012 followed by a possible further option for one year; Far Saga – one renewal option for two years mid 2010; Normand Mermaid – one renewal option for one year; Acergy Viking – ten renewal options consisting of two for two years and eight options for one year; purchase options after eight, eleven, fourteen and seventeen years; Skandi Acergy – two renewal options consisting of two options for two years each and two options for one year each.

•

Future commitments for which the lease term has not commenced: Acergy Merlin commencing in 2009 for five years ($51.8 million) with an option for a further four years; Acergy Havila commencing in 2010 for ten years ($200.0 million) with an option for a further ten years.

The Group as Sub-Lessor

Rental income from sub-leases earned during the year was $46.1 million (2007: $33.5 million) and relate to shipping charters.

At the balance sheet date, the Group had contracted with tenants for the following future minimum lease payments:

For the fiscal year (in $ millions)	2008	2007
Within one year	39.0	42.6
In the second year and inclusive of year five	136.9	171.8
After five years	—	18.7

Total	175.9	233.1

Notes to the Consolidated Financial Statements—(Continued)

The Group as Lessor

Certain long-term contracts meet the definition of leases in accordance with IFRIC 4 ’Determining whether an Arrangement contains a Lease’. Rental income from these leases earned during the fiscal year 2008 was $75.3 million (2007: $56.6 million) and relate to shipping charters.

The Group had contracted with its Lessees for the following future minimum lease receipts:

For the fiscal year (in $ millions)	2008	2007
Within one year	71.8	75.7
In the second year and inclusive of year five	60.3	147.3

Total	132.1	223.0

37. Financial instruments

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 ‘Significant accounting policies’.

Financial risk management objectives

The Group’s Corporate Treasury function provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyse exposures by degree and magnitude of risks. These risks include market risk (consisting of currency risk and fair value interest rate risk), credit risk and liquidity risk.

The Group seeks to minimise the effects of these risks by using financial instruments to hedge these risk exposures. The use of financial instruments is governed by the Group’s policies approved by the Board of Directors, which provide written policies on foreign exchange risk, interest rate risk, credit risk, the use of non-derivative financial instruments, and the investment of excess liquidity.

Compliance with policies and exposure limits is reviewed on a continuous basis and the Corporate Treasury function reports monthly to senior management. The Group does not enter into or trade financial instruments for speculative purposes.

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see below) and interest rates (see below). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risks, including:

•	forward foreign exchange contracts to hedge the exchange rate risk arising on future revenue, operating costs and capital expenditure;

•	interest rate risk due to interest rate fluctuations from floating rate credit facilities and variable interest rate returns on deposits.

Notes to the Consolidated Financial Statements—(Continued)

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The Group’s reporting currency is the US dollar. The majority of net operating expenses and income are denominated in the functional currency of the individual subsidiaries operating in different regions, namely:

•	Africa and Mediterranean – US dollar and Euro;

•	Northern Europe and Canada – US dollar, British pound sterling, Norwegian krone and Canadian dollar;

•	North America and Mexico – US dollar;

•	South America – Brazilian real;

•	Asia and Middle East – US dollar and Australian dollar.

The Group’s exposure to exchange rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from our share of the local currency earnings in our operations in Africa and the Mediterranean; Northern Europe and Canada; and South America. However, the Group does not use derivative instruments to hedge the value of investments in foreign subsidiaries.

Furthermore, the Group conducts operations in many countries and, as a result, is exposed to currency fluctuations through generation of revenue and expenditure in the normal course of business. Hence, exposures to exchange rate fluctuations arise. Our currency rate exposure policy prescribes the range of allowable hedging activity. The Group primarily uses forward foreign exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures.

The carrying amounts of the Group’s primary foreign currency denominated monetary assets and monetary liabilities, including foreign exchange derivatives, receivables and borrowings issued in a currency different from the functional currency of the issuer, and inter-company foreign currency denominated receivables, payables, and loans at the balance sheet date are as follows:

	Assets		Liabilities
As at November 30 (in $ millions)	2008	2007	2008	2007
Australian dollar	72.5	79.6	46.8	68.8
Brazilian real	47.9	42.1	81.2	69.8
British pound sterling	566.7	720.7	488.8	269.2
Canadian dollar	24.6	2.4	30.4	5.8
Central African franc	11.6	7.4	125.3	115.5
Euro	1,287.2	1,958.1	750.8	608.0
Nigerian naira	105.4	179.4	290.6	325.3
Norwegian krone	241.8	502.3	157.3	78.6
US dollar	2,318.4	3,286.4	3,063.7	5,467.8

Notes to the Consolidated Financial Statements—(Continued)

Foreign currency sensitivity analysis

The Group operates in various geographical locations and is exposed to a number of currencies dependent upon the functional currency of individual subsidiaries as indicated in the foreign currency risk management section above.

We consider that our principal currency exposure is to movements in the US dollar against other currencies on the basis that the US dollar is the Group's reporting currency, the functional currency of many of our subsidiaries and the transaction currency of a significant volume of the Group's cash flows. We have performed sensitivity analyses to indicate how profit or loss and equity would have been affected by changes in the exchange rate between the US dollar and other currencies in which the Group transacts. Our analysis is based on a strengthening of the US dollar by 10% against each of the other currencies in which we have significant assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three to five year timeframe.

Our analysis of the impact on profit and loss in each year is based on monetary assets and liabilities in the balance sheet at the end of each respective year.

Our analysis of the impact on equity includes the profit and loss movements from above in addition to the retranslation of the closing net assets of our major subsidiaries which have non-US dollar functional currencies.

The sensitivity analyses exclude the impact of exchange rate movements on foreign currency derivatives, the majority of which represent effective accounting hedges of forecast cash flows and so would not have a significant impact on the analyses. The amounts disclosed have not been adjusted for the impact of taxation.

Based on the above, a 10% increase in the US dollar exchange rate against other currencies in which the Group transacts would increase net foreign currency exchange gains reported in other gains and losses by $6.5 million (2007: $7.3 million). The corresponding impact on equity would be a reduction in reported net assets of $49.2 million (2007: $29.3 million).

Forward foreign exchange contracts

The Group enters into primarily standard forward foreign exchange contracts with maturities of up to five years, to manage the risk associated with transactions when there is a minimum level of exposure risk. These transactions consist of highly probable cash flow exposure relating to operating income and expenditure and capital expenditure.

The following table details the forward foreign currency contracts outstanding as at the balance sheet date:

	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
For the fiscal year ended November 30, 2008 (in millions)	Buy		Sell		Maturity
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
British pound sterling	66.4	13.6	19.5	1.7	(11.3)	(3.1)
Danish krone	22.7	—	—	—	0.1	—
Euro	121.3	50.5	54.5	—	(11.5)	(5.8)
Japanese yen	3,350.8	—	—	—	6.9	—
Norwegian krone	214.7	747.7	321.7	—	(5.3)	(22.5)
Singapore dollar	17.3	—	—	—	(0.1)	—
US dollar	174.3	47.4	148.0	126.5	4.4	(7.3)

Total					(16.8)	(38.7)

Notes to the Consolidated Financial Statements—(Continued)

	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
For the fiscal year ended November 30, 2007 (in millions)	Buy		Sell		Maturity
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Australian dollar	—	—	8.3	—	—	—
Brazilian real	25.2	—	—	—	1.0	—
British pound sterling	64.2	0.8	5.4	—	(0.2)	(0.1)
Danish krone	101.5	—	—	—	(0.4)	—
Euro	177.9	21.3	6.6	—	9.4	1.7
Norwegian krone	68.1	—	34.0	—	1.2	—
Singapore dollar	8.5	—	—	—	—	—
US dollar	89.6	12.7	100.7	10.1	(2.3)	(0.9)

Total					8.7	0.7

Hedge accounting

The following table details the outstanding forward foreign exchange currency contracts which are designated as hedging instruments as at reporting date:

	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
For the fiscal year ended November 30, 2008 (in millions)	Buy		Sell		Maturity
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Cash flow hedges:
British pound sterling	11.6	—	—	—	(3.6)	—
Euro	5.8	—	—	—	(1.5)	—
Japanese yen	3,350.8	—	—	—	6.9	—
Norwegian krone	117.1	541.7	—	—	(3.4)	(13.3)
US dollar	112.0	47.4	148.0	126.5	(4.2)	(7.3)

Total					(5.8)	(20.6)

	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
For the fiscal year ended November 30, 2007 (in millions)	Buy		Sell		Maturity
	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Cash flow hedges:
British pound sterling	1.9	—	—	—	0.1	—
Euro	6.7	—	—	—	0.7	—
Norwegian krone	25.5	—	—	—	0.2	—
US dollar	29.9	5.8	87.1	10.1	2.6	(0.1)

Total					3.6	(0.1)

The Group earns revenue in currencies other than the functional currency of the contracting entity; at the reporting date the main such transactions are US dollar revenue for customer contracts in the African and Mediterranean region. The consolidated income statement is impacted when the services are performed by us and the related receivable is consequently recognised. The hedging reserve balance at November 30, 2008 is a loss of $32.2 million (2007: gain of $3.9 million) arising on hedges maturing on or before September 15, 2011. There is no material difference between the period of cash flow and that of consolidated income statement impact.

Notes to the Consolidated Financial Statements—(Continued)

The Group incurs operating expenses in currencies other than the functional currency of the operating entity; at the reporting date the main such transactions are a Norwegian krone vessel charter and “one-off” project expenses in US dollars (primarily for projects in the African and Mediterranean region). The consolidated income statement is impacted when the supplier performs the underlying service and the related liability is consequently recognised. The hedging reserve balance at November 30, 2008 is a gain of $21.2 million (2007: loss of $1.4 million) arising on hedges maturing on or before November 15, 2013. There is no material difference between the period of the consolidated cash flow statement and that of the consolidated income statement impact.

The Group invests capital expenditure amounts in respect of fixed assets which are in currencies other than the functional currency of the asset owning entity. The Group’s policy is to adjust, at initial recognition, the carrying amount of the fixed asset. The impact on the income statement is in accordance with the depreciation schedule of the related fixed assets. The hedging reserve balance at November 30, 2008 is a loss of $0.6 million (2007: gain of $0.7 million) arising on hedges maturing on or before September 25, 2009. The impact on the consolidated income statement is expected to occur linearly within the seven years to November 30, 2015.

The effectiveness of foreign exchange hedges

The Group documents its assessment of whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item. The Group assesses the effectiveness of foreign exchange hedges based on changes in fair value attributable to changes in spot prices; changes in fair value due to changes in the difference between the spot price and the forward price are excluded from the assessment of ineffectiveness and are recognised directly in the consolidated income statement.

The cumulative effective portion of changes in the fair value of derivatives is deferred in equity within ‘other reserves’ as hedging reserves (refer to Note 27 ‘Movements in reserves’). The resulting cumulative gains or losses will be recycled to the consolidated income statement upon the recognition of the underlying transaction or the discontinuance of a hedging relationship. Movements in respect of effective hedges are detailed in the consolidated statement of recognised income and expense.

The gains or losses relating to the ineffective portion of cash flow hedges is recognised in the consolidated income statement and amounted to a loss of $12.3 million (2007: $nil).

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges as follows:

For the fiscal year (in $ million)	2008	2007
As at December 1	3.2	2.0
Gains / (losses) on the effective portion of derivatives deferred to equity:
– hedges on capital expenditure	(0.8)	1.7
– hedges on revenue	(36.3)	3.9
– hedges of operating expenses	10.6	(1.4)
– income tax gains recognised in equity	8.5	—
Cumulative deferred (gains) / losses transferred to Consolidated income statement: (*)
– hedges on revenue	(8.4)	(0.1)
– hedges of operating expenses	12.1	(0.1)
Cumulative deferred gains / (losses) transferred to initial carrying amount:
– hedges on capital expenditure	(0.5)	(3.6)
– income tax related to amounts transferred to initial carrying amount of hedged item	—	0.8

Balance at November 30	(11.6)	3.2

*Transfers are included in the following line items in the consolidated income statement:

Notes to the Consolidated Financial Statements—(Continued)

For the fiscal year (in $ millions)	2008	2007
Cumulative deferred gains recognised in revenue	9.8	0.1
Cumulative deferred gains recognised in operating expenses	0.6	0.1
Cumulative deferred losses recognised in other gains and losses	(14.1)	—

Total	(3.7)	0.2

Transfers to the consolidated income statement include an amount of loss $12.0 million in respect of a forecast transaction which is no longer expected to occur; a committed vessel charter is expected to be cancelled due to late delivery of the vessel.

Interest rate risk management

The Group places surplus funds on the money markets to generate an investment return for short durations only, ensuring a high level of liquidity and reducing the credit risk associated with the deposits. Changes in the interest rates associated with these deposits will impact the return generated.

The Group borrows funds at fixed and variable interest rates and has certain revolving credit and guarantee facilities (refer to Note 29 ‘Borrowings’).

The Group’s exposure to interest rates on financial assets and financial liabilities is detailed in the liquidity risk management section of this Note.

Interest rate sensitivity analysis

Interest on the facilities is discussed in Note 29 ‘Borrowings’ is payable at LIBOR plus a margin which is linked to the ratio of net debt to EBITDA and range from 0.8% to 1.9% per year. As at November 30, 2008 the Group had significant cash deposits leaving it in net cash position at a margin of 0.8% and it would have required a significant reduction in EBITDA during fiscal year 2008 to move the Group to the highest threshold.

The Group’s income and equity balances are not significantly impacted by changes to interest rates.

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Group only invests with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies. The Group’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually. In respect of its clients and suppliers the Group uses credit ratings as well as other publicly available financial information and its own trading records to rate its major counterparties.

Notes to the Consolidated Financial Statements—(Continued)

Net trade receivables (refer to Note 19 ‘Trade and other receivables’) consist of a large number of clients, spread across diverse industries and geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

For the fiscal year (in $ millions)	2008	2007
Trade debtor category	Carrying amount	Carrying amount
National oil and gas companies	68.0	5.4
International oil and gas companies	161.1	280.5
Independent oil and gas companies	68.5	132.5

Total	297.6	418.4

National oil and gas companies are either partially or fully owned by or directly controlled by the government of any one country whereas both international and independent oil and gas companies have a majority of public or private ownership. International oil and gas companies are generally greater in size and scope than independent oil and gas companies although distinction between them ultimately relates to the way the company describes itself.

The Group depends on certain significant clients. During fiscal year 2008 two clients (2007: two clients) contributed to more than 10% of the Group’s revenue from continuing operations. The contribution from these clients was $1,009.5 million (2007: $958.4 million). The amounts of the receivables balance of the Group’s five major clients as at November 30 are shown in the table below:

For the fiscal year (in $ millions)

Counterparty	2008	2007
Client A	64.2	120.2
Client B	47.4	95.7
Client C	27.1	0.1
Client D	14.0	—
Client E	13.6	—

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics as at November 30, 2008. The Group defines counterparties as having similar characteristics if they are related entities.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The table below shows the carrying amount of our major counterparties (depositors) at the balance sheet date using the Standard and Poor’s credit rating symbols.

For the fiscal year (in $ millions)	2008	2007
Counterparty	Carrying amount	Carrying amount
Counterparties rated AAA	100.0	—
Counterparties rated AA- to AA+	157.9	300.0
Counterparties rated A- to A+	72.5	—
Counterparties rated BBB + or below	—	—

Notes to the Consolidated Financial Statements—(Continued)

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Group’s short, medium and long- term funding and liquidity management requirements. The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Included in Note 29 ‘Borrowings’ is a listing of undrawn facilities that the Group has at its disposal to further reduced liquidity risk.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities.

The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table consists of the principal cash flows:

For the fiscal year ended November 30, 2008 (in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade payables	70.4	112.7	—	—	—	183.1
Convertible loan notes	—	—	—	500.0	—	500.0

For the fiscal year ended November 30, 2007 (in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade payables	88.0	170.0	—	—	—	258.0
Convertible loan notes	—	—	—	500.0	—	500.0

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash inflows / (outflows) on the derivative instruments that settle on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the balance sheet date.

For the fiscal year ended November 30, 2008 (in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Forward foreign exchange contracts	3.3	21.3	38.6	58.6	—	121.8

For the fiscal year ended November 30, 2007 (in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Forward foreign exchange contracts	1.1	1.4	9.5	1.5	—	13.5

Fair value of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

•	foreign currency forward contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contract;

•	the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets is determined with reference to quoted market prices;

•

the fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;

Notes to the Consolidated Financial Statements—(Continued)

•

the fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives; and

•

the fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss, given the default.

Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities as indicated recorded at amortised cost in the financial statements approximate their fair values:

As at November 30 (in $ millions)	2008 Carrying amount	2008 Fair value	2007 Carrying amount	2007 Fair value
Financial assets:
Cash and cash equivalents	573.0	573.0	582.7	582.7
Restricted cash deposits	11.0	11.0	8.9	8.9
Net trade receivables (see Note 19)	297.6	297.6	418.4	418.4
Employee loans	3.0	3.0	2.3	2.3
Fair value through profit or loss (FVTPL)	33.3	33.3	16.1	16.1
Derivative instruments in designated hedge accounting relationships	30.9	30.9	5.4	5.4
Financial liabilities:
Borrowings – Other debt (including current portion)	21.9	21.9	9.5	9.5
Borrowings – Convertible notes	397.4	397.4	380.3	380.3
Fair value through profit or loss (FVTPL)	62.4	62.4	10.2	10.2
Derivative instruments in designated hedge accounting relationships	57.3	57.3	1.9	1.9

Assumptions used in determining fair value of financial assets and liabilities

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value. The estimated value of our long-term debt is based on interest rates as at November 30, 2008 and 2007 using debt instruments of similar risk.

Restricted cash deposits

The carrying amounts of restricted cash deposits approximate their fair value which is based on actual deposits held with financial institutions.

Net trade receivables

The fair value of trade receivables is based on their carrying value which is representative of outstanding debtor amounts owing and includes taking into consideration any amounts of possible doubtful debt.

Employee loans

The carrying amounts of employee loans approximate their fair value. The value of these debts is based on actual amounts to be repaid in the future.

Borrowings—Convertible notes

The fair value of the liability component of convertible notes is determined assuming redemption on October 10, 2013 and using a 7.35% interest rate and holding the credit risk margin constant.

Notes to the Consolidated Financial Statements—(Continued)

Forward foreign exchange contracts

The fair value of outstanding financial instruments (as indicated above in the table as FVTPL and derivative instruments) is calculated, using appropriate market information and valuation methodologies. In some cases, judgement is required to develop the estimates of fair values, thus the estimates provided herein are not necessarily indicative of the amounts that could be realised in a current market exchange.

38. Related party transactions

Key management personnel

Key management personnel includes the Board of Directors, the Vice Presidents of each of the six geographical regions or divisions and other members of the Group’s Corporate Management Team. The remuneration of these personnel is determined by the compensation committee having regard to the performance of individuals and market trends.

The remuneration of key management personnel during the year was as follows:

For the fiscal year (in $ millions)	2008	2007
Short-term employee benefits	12.4	17.6
Termination payment	—	—
Share based payment	0.8	(0.6)
Post-employment benefits	0.8	0.7
Other long-term benefits	0.4	0.7

Total	14.4	18.4

Transactions with key management personnel

The principal executive offices were relocated during fiscal year 2008 from Sunbury-on-Thames to Hammersmith in the United Kingdom. One of the key management personnel received relocation assistance which takes the form of a $0.1million reimbursement of professional fees and associated relocation costs, $0.1 million per annum mortgage assistance over a four year period from the date of completion of his new property purchase and a guaranteed receipt of the market value of the property in Sunbury-on-Thames from the date of announcement of the relocation. The property was sold to a third party in the third quarter of fiscal year 2008 resulting in a loss of less than $0.1 million.

During the fourth quarter of fiscal year 2008 share options were exercised by one member of the key management personnel. The Group paid $0.3 million of payroll taxes associated with this exercise which was subsequently reimbursed on December 1, 2008. The amount is therefore considered to be a loan to a related party as at November 30, 2008.

During fiscal year 2008, 352,500 share options (2007: nil options) were granted to the key management personnel. On December 1, 2008 options granted in the fiscal year 2008 to the Non-executive directors were cancelled as part of the Group’s continuous effort of improving corporate governance procedures.

Loans to related parties

As disclosed in Note 16 ‘Interest in associates and joint ventures’, the Group has provided loans to associates and joint venture entities at rates comparable to the average commercial rate of interest amounting to

Notes to the Consolidated Financial Statements—(Continued)

$39.4 million (2007: $38.8 million). Loans to key management personnel were $0.3 million (2007: $nil) as noted above. Employee loans consisting primarily of salary and travel advances to employees in furtherance of our business amounted to $3.0 million (2007: $2.3 million).

Trading transactions

During the year, the Group entered into transactions with joint ventures and associates which are reported in Note 16 ‘Interest in associates and joint ventures’ and are made on terms equivalent to those that prevail in arm’s length transactions and are made only if such terms can be substantiated.

39. Share based payments

Equity-settled share option plan

The Group operates a share option plan which was approved in April 2003 (the ‘2003 Plan’). This plan includes of an additional option plan for key directors and employees’ resident in France (the ‘French Plan’) as a sub-plan, and additional options which are granted under the Senior Management Incentive Plan (SMIP).

A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to directors and key employees.

Under the 2003 Plan options up to but not exceeding 6.3 million common shares can be granted. Following shareholder approval at the Extraordinary General Meeting held on December 18, 2008, the 2003 Plan was expanded to cover up to 8,710,000 shares. This plan replaced the previous plan (the ‘1993 Plan’). Any options granted under the French Plan also count against this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The cost of these non-performance share options are therefore recognised using the graded vesting attribution method. Share options exercises are satisfied by either issuing new shares or reissuing treasury shares. Furthermore, options are generally forfeited if the option holder leaves the Group under any circumstances other than due to the option holder’s death, disability or retirement before his or her options are exercised.

In fiscal year 2008 1,052,500 common share options (2007: 52,000 common share options) were granted, which included 234,000 options (2007: 22,000 options) granted under the French Plan. These options were granted subject to shareholder approval which was obtained at the Extraordinary General Meeting held on December 18, 2008.

Restricted share plan

During fiscal year 2008 the Group introduced a restricted share plan to provide a retention incentive to selected senior executives. The number of shares that may be awarded under the plan may not exceed an average of 350,000 common shares over a three year period. During the three year restricted plan period, participants are not permitted to sell or transfer shares but will be entitled to dividends which will be held by the Group until the restricted period lapses.

In fiscal year 2008, 65,000 restricted shares were issued at a weighted average price and fair value of $22.23 being the market price on the date of issue.

Notes to the Consolidated Financial Statements—(Continued)

Executive deferred incentive scheme

During fiscal year 2008 the Group introduced a deferred incentive scheme for selected senior executives. The scheme enabled the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of the Group which will be matched in shares at the end of three years subject to performance conditions. The amount of the bonus deferred was used to purchase 17,797 shares based upon the prevailing share price on March 31, 2008 which was $21.35. The matched element is conditional upon the growth of earnings per share over the three years to November 30, 2010.

Option activity including the SMIP, are as follows:

For the fiscal year	Number of options 2008	Weighted average exercise price in $ 2008	Number of options 2007	Weighted average exercise price in $ 2007
Outstanding at December 1	5,115,696	8.64	8,500,241	6.77
Granted	1,052,500	22.67	52,000	20.94
Exercised	(1,088,952)	3.83	(3,403,865)	4.20
Forfeited	(228,339)	16.28	(32,680)	6.22
Expired	(333,593)	11.23	—	—

Outstanding at November 30	4,517,312	12.51	5,115,696	8.64

Exercisable at the end of the period	2,686,308	8.29	2,696,840	6.68

The weighted average fair value of options granted during the fiscal year was $10.79 (2007: $9.62).

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows:

For the fiscal year	2008	2007
Weighted average share price (in $)	22.67	20.94
Weighted average exercise price (in $)	22.67	20.94
Expected volatility	55.9%	45.8%
Expected life	5 years	5 years
Risk free rate	2.5%	4.6%
Expected dividends (in $)	0.21	—

The expected life of an option is determined by taking into consideration the vesting period of options, the observed historical pattern of share option exercises, the effect of non-transferability and exercise restrictions. The expected volatility over the expected term of the options is estimated from our historical volatility. For fiscal year 2008 the expected dividend takes into account the expected dividends over the four year vesting period assuming a growth rate of 5% over the $0.21 dividend declared during the year. For fiscal year 2007 the expected dividends were $nil as a historical pattern of dividends payments had not been established at the grant dates and it was the first time the Group had paid a dividend of $0.20.

Notes to the Consolidated Financial Statements—(Continued)

The following table summarises information about share options outstanding as at November 30, 2008:

	Options outstanding
Common shares (range of exercise prices)	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (in $)
$17.01-26.16	1,842,826	8.67	21.09
$10.01-17.00	1,029,797	5.52	11.08
$ 3.01-10.00	785,162	5.69	5.67
$ 1.19- 3.00	859,527	5.03	2.10

Total	4,517,312	6.74	12.51

The following table summarises the compensation expense recognised during the year:

For the fiscal year (in $ millions)	2008	2007
Non-performance based share options	3.5	4.0
Senior Management Incentive Plan	—	0.2
Restricted Share Plan	0.3	—
Executive Deferred Incentive Scheme	0.1	—

Total	3.9	4.2

The non-performance based share options are stated taking into consideration the taxation benefit of $5.8 million (2007: tax benefit $3.6 million).

40. Retirement benefit schemes

The Group operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees.

Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for fiscal year 2008 was $24.2 million (2007: $6.7 million).

The Group operates both funded and unfunded benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels at retirement age. Plan assets of the funded schemes are primarily comprised of marketable securities.

During fiscal year 2008 one of the Norwegian funded schemes for existing onshore employees still in service was settled and gains of $33.3 million were recognised in the consolidated income statement in accordance with IAS19, Employee Benefits. Of this gain $30.0 million was recognised in operating expenses and $3.3 million in administrative expenses. The gain is a result of a break in the link between the benefit and future salary, and a difference between the cost of settling the benefit and the accounting liability under IAS19. A liability remains for existing pensioners under this plan. The settlement eliminated the Group’s entire legal or constructive obligation for the defined benefits in respect of non-pensioners under this plan. The Group set up a defined contribution scheme for these employees.

Notes to the Consolidated Financial Statements—(Continued)

The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement benefit schemes is as follows:

For the fiscal year (in $ millions)	2008	2007
Present value of defined benefit obligations	33.9	99.4
Fair value of plan assets in defined scheme	(24.8)	(62.2)

Deficit in defined scheme	9.1	37.2
Present value of unfunded defined benefit obligation	9.1	11.3
Past service cost not yet recognised in balance sheet	2.9	—

Net liability recognised in the balance sheet	21.1	48.5

This amount is presented in the balance sheet as follows:

For the fiscal year (in $ millions)	2008	2007
Retirement benefit asset	(0.1)	(1.1)
Retirement benefit obligations	21.2	49.6

Total	21.1	48.5

Notes to the Consolidated Financial Statements—(Continued)

The following table provides a reconciliation of the retirement benefit obligations:

	Norway		United Kingdom		France		Total
For the fiscal year (in $ millions)	2008	2007	2008	2007	2008	2007	2008	2007
Change in present value of defined benefit obligation:
At December 1	72.3	58.0	28.5	27.0	9.4	7.2	110.2	92.2
Service costs	8.3	9.6	0.2	0.6	0.7	0.5	9.2	10.7
Members’ contribution	—	—	0.1	0.2	—	—	0.1	0.2
Interest cost	2.6	2.8	1.3	1.4	0.4	0.3	4.3	4.5
Actuarial gains / (losses)	2.6	(5.1)	(3.0)	(1.7)	1.7	2.0	1.3	(4.8)
Benefits paid	(0.5)	(0.5)	(0.7)	(0.6)	(0.5)	(0.5)	(1.7)	(1.6)
Norwegian national insurance	(2.8)	0.2	—	—	—	—	(2.8)	0.2
Settlement	(52.6)	—	—	—	—	—	(52.6)	—
Other	—	—	—	—	(2.8)	0.5	(2.8)	0.5
Foreign currency exchange rate changes	(13.8)	7.3	(7.3)	1.6	(1.3)	(0.6)	(22.4)	8.3

At November 30	16.1	72.3	19.1	28.5	7.6	9.4	42.8	110.2

Change in fair value of plan assets:
At December 1	41.5	31.3	20.7	17.2	—	—	62.2	48.5
Estimated return on plan assets	1.8	2.3	1.2	1.2	—	—	3.0	3.5
Actuarial gains / (losses)	(3.9)	(1.1)	(4.8)	1.0	—	—	(8.7)	(0.1)
Members’ contribution	—	—	0.1	0.2	—	—	0.1	0.2
Company contributions	5.2	5.6	0.9	0.7	—	—	6.1	6.3
Benefits paid	(0.5)	(0.5)	(0.7)	(0.6)	—	—	(1.2)	(1.1)
Settlement	(23.4)	—	—	—	—	—	(23.4)	—
Other	(0.2)	—	—	—	—	—	(0.2)	—
Foreign currency exchange rate changes	(7.9)	3.9	(5.2)	1.0	—	—	(13.1)	4.9

At November 30	12.6	41.5	12.2	20.7	—	—	24.8	62.2

Funded Status	(3.5)	(30.8)	(6.9)	(7.8)	(7.6)	(9.4)	(18.0)	(48.0)

Past service costs not yet recognised in Balance Sheet							(2.9)	—
Indonesian retirement indemnity plan							(0.2)	(0.5)

Overall Status							(21.1)	(48.5)

Included within the defined benefit obligation are amounts arising from plans which are unfunded. The unfunded plans are one Norwegian plan with an obligation of $1.3 million (2007: $1.4 million) and the French plan.

Notes to the Consolidated Financial Statements—(Continued)

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Norway		United Kingdom		France		Total – weighted average
For the fiscal year (in %)	2008	2007	2008	2007	2008	2007	2008	2007
Key assumptions used:
Discount rate	4.3	4.7	7.0	6.0	6.0	4.5	5.8	5.0
Expected return on scheme assets	6.3	5.8	7.6	7.3	—	—	6.9	6.3
Rate of compensation increase	4.5	4.5	4.3	4.3	4.9	4.5	4.5	4.5

Amounts recognised in the consolidated income statement within revenue, operating expenses and administrative expenses in respect of these defined benefit schemes are as follows:

	Norway		United Kingdom		France		Total
For the fiscal year (in $ millions)	2008	2007	2008	2007	2008	2007	2008	2007
Service cost	8.3	9.5	0.2	0.6	0.7	0.6	9.2	10.7
Interest cost	2.6	2.8	1.3	1.4	0.4	0.3	4.3	4.5
Expected return on plan assets	(1.8)	(2.3)	(1.2)	(1.2)	—	—	(3.0)	(3.5)
Past service cost	—	—	—	—	(0.7)	0.9	(0.7)	0.9
Settlement	(33.3)	—	—	—	—	—	(33.3)	—
Norwegian national insurance	1.3	1.4	—	—	—	—	1.3	1.4

Total	(22.9)	11.4	0.3	0.8	0.4	1.8	(22.2)	14.0

The amount recognised in the consolidated income statement for the Indonesian plan was $0.2 million (2007: $0.2 million).

The estimated amounts of contributions expected to be paid to the scheme during fiscal year 2009 is $1.5 million (2007: expected contributions in fiscal year 2008 was $5.8 million).

Actuarial gains and losses have been reported in the statement of recognised income and expense. Actuarial gains and losses have been reported in the statement of recognised income and expense. The net cumulative amount after tax of actuarial losses recognised in the statement of recognised income and expenses is $35.2 million (2007: $25.1 million), after tax effects of $11.0 million (2007: $9.9 million).

The actual loss on scheme assets was $5.7 million (2007: actual return on scheme assets was $3.4 million).

The major categories of plan assets, and the expected rate of return at the balance sheet date for each category, are as follows:

	Norway		United Kingdom		Total
For the fiscal year (in $ millions)	2008	2007	2008	2007	2008	2007
Equity instruments	0.8	12.2	8.7	15.2	9.5	27.4
Bonds	7.7	18.4	3.4	5.1	11.1	23.5
Real estate	2.1	6.3	—	—	2.1	6.3
Other assets	2.0	4.6	0.1	0.4	2.1	5.0

Total	12.6	41.5	12.2	20.7	24.8	62.2

Notes to the Consolidated Financial Statements—(Continued)

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. This takes into account the evaluation of the plans assets, the plans proposed asset allocation, historical trends and experience and current and expected market conditions.

The history of experience adjustments is as follows:

For the fiscal year (in $ millions)	2008	2007
Present value of defined benefit obligations	42.8	110.2
Fair value of scheme assets	(24.8)	(62.2)

Deficit in the scheme	18.0	48.0

Experience adjustments on scheme liabilities	(1.3)	4.8
Experience adjustments on scheme assets	(8.7)	(0.1)

In accordance with the transitional provisions for the amendments to IAS19, Employee Benefits in December 2004, the disclosures above are determined prospectively from the date of transition to IFRS.

41. Deferred revenue

Revenue deferred relating to the Group’s obligations are as indicated:

For the fiscal year (in $ millions)	2008	2007
Construction contracts (see Note 22)	245.8	185.8
Advances received from clients (see below)	59.8	31.6

Total	305.6	217.4

Construction contracts are the gross amount due to clients for contract work billed prior to progress of work performed. This is adjusted for estimated losses at completion.

Advances are amounts received before the related work is performed.

The total deferred revenue relates to periods not exceeding twelve months.

Advances received from clients are recognised as follows:

For the fiscal year (in $ millions)	2008	2007
Balance at December 1	31.6	51.2
Revenue deferred in respect of revenue booked in advance	59.8	10.7
Revenue recognised on discharge of obligation	(31.6)	(30.3)

Balance at November 30	59.8	31.6

Notes to the Consolidated Financial Statements—(Continued)

42. Cash flow from operating activities

For the fiscal year November 30 (in $ millions)	Notes	2008	2007
Cash flows from operating activities:
Net income		307.2	134.5
Adjustments for:
Depreciation of property, plant and equipment	15	115.8	91.0
Net impairment of property, plant and equipment	15	(11.5)	0.3
Amortisation of intangible assets	14	0.2	0.3
Share in net income of associates and joint ventures	16	(63.0)	(31.5)
Mobilisation costs		2.4	2.6
Share based payments	39	3.9	4.2
Interest on convertible loan notes	30	28.4	27.1
Inventories written back / (written off)		0.9	(0.7)
Deferred tax		46.1	(2.2)
Gains on disposal of property, plant and equipment	9	(5.4)	(13.6)
Foreign currency on liquidation of entities	16	0.3	1.4

		425.3	213.4

Changes in operating assets and liabilities, net of acquisitions:
Increase in inventories		(10.8)	(5.9)
Increase in trade and other receivables		(47.6)	(90.0)
Increase / (decrease) in accrued salaries and benefits		2.3	(5.2)
Increase in trade and other liabilities		235.5	(8.0)
(Decrease) / increase in current tax liabilities		(96.7)	145.8
Net realised mark-to-market hedging transactions		(14.9)	1.2

		67.8	37.9

Net cash generated from operating activities		493.1	251.3

During fiscal year 2008 the Group paid tax of $213.6 million (2007: $75.7 million).

43. Explanation of transition to IFRS

This is the first year that Acergy is presenting its financial statements under International Financial Reporting Standards (IFRS). The following disclosures are required in the year of transition. The last financial statements under US GAAP were for the year ended November 30, 2007 and the date of transition to IFRS was therefore December 1, 2006.

Accordingly the Group has prepared financial statements which comply with IFRS applicable from periods beginning on or after December 1, 2006, and significant accounting policies are set forth in Note 3. The analysis below includes a reconciliation of net assets and income as reported under US GAAP as at November 30, 2007 to the revised net assets and income under IFRS as reported in these financial statements (refer to column ‘IFRS 2007’). In addition, there is a reconciliation of net assets under US GAAP to IFRS as at the IFRS transition of December 1, 2006 (refer to column ‘IFRS 2006’). The notes (a) to (j) below give further details of the transition effect.

Furthermore, the ‘IFRS 2007’ amounts had to be restated due to the Group disposing of some operational assets after November 30, 2008 (refer to Note 12 ‘Discontinued operations’ and Note 20 ‘Assets classified as held for sale’) and hence the net effect of comparative results have changed as shown in the column ‘IFRS 2007 – restated’.

Notes to the Consolidated Financial Statements—(Continued)

Reconciliation of income for 2007

For the fiscal year (in $ millions)	US GAAP	Employee Benefits	Property, Plant and Equipment	Intangible Assets		Financial Instruments – Convertible Notes	Share-based Payment Transactions		Income Taxes	IFRS 2007	Discontinued operations – adjustment	IFRS 2007 – restated
Notes		(e )	(d )	(j	)	(g )	(b	)	(c )
Revenue	2,663.4	—	—	—		—	—		—	2,663.4	(257.1)	2,406.3
Cost of sales	(2,122.6)	(0.6)	(0.6)	—		—	3.1		—	(2,120.7)	261.6	(1,859.1)

Gross profit	540.8	(0.6)	(0.6)	—		—	3.1		—	542.7	4.5	547.2
Other operating income	0.6	—	—	—		—	—		—	0.6	(0.2)	0.4
Administrative expenses	(227.7)	—	—	—		—	—		—	(227.7)	0.1	(227.6)
Other operating expenses	(0.2)	—	—	—		—	—		—	(0.2)	0.2	—
Share of results of associates and joint ventures	31.3	—	(1.4)	1.6		—	—		—	31.5	—	31.5

Net operating income from continuing operations	344.8	(0.6)	(2.0)	1.6		—	3.1		—	346.9	4.6	351.5
Investment income	30.8	—	—	—		—	—		—	30.8	—	30.8
Other gains and losses	2.1	—	—	—		—	—		—	2.1	(1.5)	0.6
Finance costs	(22.9)	—	—	—		(14.5)	—		(1.6)	(39.0)	—	(39.0)

Net income before tax	354.8	(0.6)	(2.0)	1.6		(14.5)	3.1		(1.6)	340.8	3.1	343.9
Taxation	(199.9)	—	—	—		—	(1.5)		(10.8)	(212.2)	(2.9)	(215.1)

Net income from continuing operations	154.9	(0.6)	(2.0)	1.6		(14.5)	1.6		(12.4)	128.6	0.2	128.8
Net income from discontinued operations	5.9	—	—	—		—	—		—	5.9	(0.2)	5.7

Net income / (loss)	160.8	(0.6)	(2.0)	1.6		(14.5)	1.6		(12.4)	134.5	—	134.5

Notes to the Consolidated Financial Statements—(Continued)

Reconciliation of equity at December 1, 2006 (Date of transition to IFRS)

(in $ millions)	US GAAP	Reclassifi- cation of Dry-dock expenditure	Share- based Payments	Employee Benefits	Reclassifi- cation of Minority Interest	Impair- ment of Assets		Financial Instruments – Convertible Notes	Financial Instruments – Hedging Capital Expenditure	Other Non- material Items	IFRS 2006
Notes		(a )	(b )	(e )	(f )	(i	)	(g )	(h )
Intangible assets	4.1	—	—	—	—	—		—	—	—	4.1
Property, plant and equipment	645.6	28.4	–	—	—	—		—	(2.2)	1.4	673.2
Interest in associates and joint ventures	68.2	—	—	(0.4)	—	8.6		—	—	0.5	76.9
Advances and receivables (a)	79.6	(28.4)	—	(5.9)	—	—		(7.7)	—	—	37.6
Deferred tax assets	31.0	—	10.4	6.1	—	—		—	—	—	47.5

Total non-current assets	828.5	—	10.4	(0.2)	—	8.6		(7.7)	(2.2)	1.9	839.3

Inventories	23.5	—	—	—	—	—		—	—	(1.4)	22.1
Trade and other receivables (a)	412.0	—	—	—	—	—		—	—	—	412.0
Other accrued income and prepaid expenses	206.9	—	—	—	—	—		(1.3)	—	—	205.6
Restricted cash balances	4.1	—	—	—	—	—		—	—	—	4.1
Cash and cash equivalents	717.5	—	—	—	—	—		—	—	—	717.5
Assets held for sale	16.7	—	—		—	—		—	—	—	16.7

Total current assets	1,380.7	—	—	—	—	—		(1.3)	—	(1.4)	1,378.0

Total assets	2,209.2	—	10.4	(0.2)	—	8.6		(9.0)	(2.2)	0.5	2,217.3

Issued share Capital	389.0	—	—	—	—	—		—	—	—	389.0
Own shares	(17.5)	—	—	—	—	—		—	—	—	(17.5)
Paid-in surplus	475.0	—	5.0	—	—	—		—	—	—	480.0
Equity reserve	—	—		—	—	—		110.7	—	—	110.7
Translation reserve	18.1	(18.1)		—	—	—		—	—	—	—
Other reserves	(10.6)	—		(15.3)	—	—		—	(2.2)	—	(28.1)
Accumulated deficit	(154.3)	18.1	(7.6)	—	—	8.6		(1.9)	—	—	(137.1)
Minority interest	—	—	—	—	18.7	—		—	—	—	18.7

Total equity	699.7	—	(2.6)	(15.3)	18.7	8.6		108.8	(2.2)	—	815.7

Trade and other payables (a)	663.1	—	13.0	—	—	—		—	—	—	676.1
Current tax liabilities	12.6	—	—	—	—	—		—	—	—	12.6
Current borrowings	2.4	—	—	—	—	—		—	—	—	2.4
Deferred revenue	234.8	—	—	—	—	—		—	—	—	234.8
Non-current borrowings	507.1	—	—	—	—	—		(135.5)	—	—	371.6
Retirement benefit obligations	29.5	—	—	15.1	—	—		—	—	—	44.6
Deferred tax liabilities	13.5	—	—	—	—	—		17.7	—	—	31.2
Minority interest	18.7	—	—	—	(18.7)	—		—	—	—	—
Other non-current liabilities	27.8	—	—	—	—	—		—	—	0.5	28.3

Total liabilities	1,509.5	—	13.0	15.1	(18.7)	—		(117.8)	—	0.5	1,401.6

Total equity and liabilities	2,209.2	—	10.4	(0.2)	—	8.6		(9.0)	(2.2)	0.5	2,217.3

(a)	Includes derivative financial instruments.

Notes to the Consolidated Financial Statements—(Continued)

Reconciliation of equity at November 30, 2007 (date of last US GAAP financial statements)

(in $ millions)	US GAAP	Reclassifi- cation of Dry-dock expenditure	Share- based Payments	Income Taxes	Employee Benefits	Reclassifi- cation of Minority Interest		Impair- ment of Assets		Financial Instruments – Convertible Notes	Financial Instru- ments – Hedging Capital Expen- diture	Intan- gible Assets		Other Non- material Items	IFRS 2007
Notes		(a )	(b )	(c )	(e )	(f	)	(i	)	(g )	(h )	(j	)
Intangible assets	3.7	—	—	—	—	—		—		—	—	—		—	3.7
Property, plant and equipment	787.8	31.2	—	—	—	—		—		—	(5.6)	—		0.8	814.2
Interest in associates and joint ventures	98.0	—	—	—	(0.4)	—		7.2		—	—	1.6		—	106.4
Advances and receivables	78.1	(31.2)	—	—	(0.9)	—		—		(6.4)	—	—		—	39.6
Derivative financial instruments	0.2	—	—	—	—	—		—		—	—	—		—	0.2
Retirement benefit assets	1.1	—	—	—	—	—		—		—	—	—		—	1.1
Deferred tax assets	48.2	—	7.9	—	3.8	—		—		—	—	—		—	59.9

Total non-current assets	1,017.1	—	7.9	—	2.5	—		7.2		(6.4)	(5.6)	1.6		0.8	1,025.1

Inventories	30.6		—	—	—	—		—		—	—	—		(1.4)	29.2
Trade and other receivables	485.1	—	—	—	—	—		—		—	—	—		—	485.1
Derivative financial instruments	21.3	—	—	—	—	—		—		—	—	—		—	21.3
Other accrued income and prepaid expenses	274.7	—	—	—	—	—		—		(1.3)	—	—		—	273.4
Restricted cash balances	8.9	—	—	—	—	—		—		—	—	—		—	8.9
Cash and cash equivalents	582.7	—	—	—	—	—		—		—	—	—		—	582.7
Assets held for sale	1.1	—	—	—	—	—		—		—	—	—		—	1.1
Total current assets	1,404.4	—	—	—	—	—		—		(1.3)	—	—		(1.4)	1,401.7

Total assets	2,421.5	—	7.9	—	2.5	—		7.2		(7.7)	(5.6)	1.6		(0.6)	2,426.8

Issued share capital	389.9	—	—	—	—	—		—		—	—	—		—	389.9
Own shares	(111.2)	—	—	—	—	—		—		—	—	—		—	(111.2)
Paid-in surplus	488.9	—	4.0	—	—	—		—		—	—	—		—	492.9
Equity reserve	—	—	—	—	—	—		—		110.7	—	—		—	110.7
Translation reserve	47.2	(18.1)	—	—	—	—		—		—	—	—		—	29.1
Other reserves	(6.6)	—	—	—	(9.7)	—		—		—	(5.6)	—		—	(21.9)
Retained earnings	(79.5)	18.1	(6.0)	(12.4)	(0.6)	—		7.2		(16.4)	—	1.6		(0.6)	(88.6)
Minority interest	—	—	—	—	—	18.1		—		—	—	—		—	18.1
Total equity	728.7	—	(2.0)	(12.4)	(10.3)	18.1		7.2		94.3	(5.6)	1.6		(0.6)	819.0

Notes to the Consolidated Financial Statements—(Continued)

(in $ millions)	US GAAP	Reclassifi- cation of Dry-dock expenditure	Share- based Payments	Income Taxes	Employee Benefits	Reclassifi- cation of Minority Interest	Impair- ment of Assets	Financial Instruments – Convertible Notes	Financial Instru- ments – Hedging Capital Expenditure	Intan- gible Assets	Other Non- material Items	IFRS 2007
Trade and other payables	679.1	—	9.9	12.4	—	—	—	—	—	—	—	701.4
Derivative financial instruments	12.1	—	—	—	—	—	—	—	—	—	—	12.1
Provisions	8.8	—	—	—	—	—	—	—	—	—	—	8.8
Current tax liabilities	157.3	—	—	—	—	—	—	—	—	—	—	157.3
Current borrowings	3.2	—	—	—	—	—	—	—	—	—	—	3.2
Deferred revenue	217.4	—	—	—	—	—	—	—	—	—	—	217.4
Non-current borrowings	506.3	—	—	—	—	—	—	(119.7)	—	—	—	386.6
Retirement benefit obligations	36.8	—	—	—	12.8	—	—	—	—	—	—	49.6
Deferred tax liabilities	17.9	—	—	—	—	—	—	17.7	—	—	—	35.6
Minority interest	18.1	—	—	—	—	(18.1)	—	—	—	—		—
Non-current provisions	2.0	—	—	—	—	—	—	—	—	—	—	2.0
Other non-current liabilities	33.8	—	—	—	—	—	—	—	—	—	—	33.8

Total liabilities	1,692.8	—	9.9	12.4	12.8	(18.1)	—	(102.0)	—	—	—	1,607.8

Total equity and liabilities	2,421.5	—	7.9	—	2.5	—	7.2	(7.7)	(5.6)	1.6	(0.6)	2,426.8

(a) IFRS 1 – First-time Adoption of IFRS

Cumulative Translation Differences – IFRS 1 allows cumulative currency translation differences to be set to zero as at the transition date and translation differences arising subsequently are accumulated from that date. The effect of this was a one-off reduction of the accumulated deficit as at December 1, 2006 of $18.1 million, with no effect on equity or net income.

Reclassification of Dry-dock Expenditure – Under US GAAP, expenditure incurred to maintain a vessel's classification, is deferred and amortised over the period until the next dry-docking is scheduled for the asset (i.e. 2.5 years to 5 years). Under IFRS it is capitalised as a distinct component of the asset and depreciated over the same period. The effect is to reclassify $31.2 million of deferred dry-dock expenditure from non-current prepayments (US GAAP) to property, plant and equipment (IFRS) at November 30, 2007 (2006: $28.4 million) with no effect on equity.

Notes to the Consolidated Financial Statements—(Continued)

(b) IFRS 2 – Share-based Payments

Corporate Taxation – IFRS 2 requires the estimated future corporate income tax costs and social security costs impacting on the share options to be accrued in the current results, based on the share price at the reporting date. US GAAP previously required recognition of payroll taxes only when the tax is levied. The effect of this is the immediate recognition of additional costs and taxation costs through the consolidated income statement and the tax liability.

Deferred Taxation – In addition the deferred tax is calculated based on the tax deduction for the share-based payment under the applicable tax law, whereas under US GAAP this was based on the accounting expense and adjusted up/down at realisation of the tax benefit/deficit.

The effect of these adjustments is to increase the deferred income tax asset and trade and other payables associated with a further net effect on shareholders’ paid in surplus and retained earnings.

The effect of this adjustment is to increase deferred income tax assets by $7.9 million as at November 30, 2007 (2006: $10.4 million), and trade and other payables by $9.9 million as at November 30, 2007 (2006: $13.0 million). The net effect on equity is a $2.0 million reduction as at November 30, 2007 (2006: $2.6 million). Net income for the year increases by $1.6 million for the year ended November 30, 2007.

(c) IAS 12 – Income Taxes

IFRS introduces a number of detailed provisions, some of which differ to those under US GAAP. As a result of these differences under IFRS, in the year ended November 30, 2007 an additional $12.4 million tax charge was recorded in respect of gains on intercompany asset sales.

This is in addition to recording the tax effect of the accounting adjustments identified as a result of conversion to IFRS. These tax effects are described, as applicable, alongside the discussion of the related IFRS adjustment.

(d) IAS 16 – Property, Plant and Equipment

Under IFRS, the reversal of a prior impairment by one of Acergy’s non-consolidated joint ventures (NKT Flexibles) results in increased depreciation charges. Refer to the discussion below in respect of IAS 36 for details of the reversal of the impairment. The effect of this is to reduce the share of net income of non-consolidated joint ventures and associates by $1.4 million in the year ended November 30, 2007.

(e) IAS 19 – Employee Benefits

The pension funding shortfalls attributable to actuarial gains and losses, which under US GAAP were spread over future periods through the consolidated income statement, are required to be recorded in full in equity under IFRS. The effect is an increase in pension liabilities of $12.8 million as at November 30, 2007 (2006: $15.1 million), resulting in an after tax reduction in shareholders’ equity of $10.3 million as at November 30, 2007 (2006: $15.3 million).

(f) IAS 27 – Consolidated and Separate Financial Statements

Under IFRS, minority interests are classified as equity rather than as liabilities under US GAAP. The effect of this is an increase in equity of $18.1 million at November 30, 2007 (2006: $18.7 million), with a corresponding decrease in non-current liabilities.

Notes to the Consolidated Financial Statements—(Continued)

(g) IAS 32 – Financial Instruments

Convertible Notes – IFRS requires separate valuation of the equity option associated with convertible notes. The effect of this adjustment is a decrease in borrowings of $119.7 million at November 30, 2007 (2006: $135.5 million) with a corresponding after-tax increase in shareholders’ equity at November 30, 2007 of $94.3 million (2006: $108.8 million). Reported borrowing costs for the year ended November 30, 2007 increase by $14.5 million in respect of the amortisation of the discount.

(h) IAS 39 – Financial Instruments

Hedging Capital Expenditure – Under IFRS the impact of hedging capital expenditure transactions is included in the cost of construction and depreciated over the useful life of the asset, whereas under US GAAP the amounts are deferred in equity and are amortised to income as the asset is depreciated. The effect of this adjustment is a decrease in property, plant and equipment of $5.6 million at November 30, 2007 (2006: $2.2 million), with a corresponding decrease in equity.

(i) IAS 36 – Impairment of Assets

IFRS requires an asset impairment to be reversed in the event of a subsequent increase in the recoverable amount of the asset. US GAAP does not permit this. In 2006 the non-consolidated joint venture NKT Flexibles reversed an impairment charge in its IFRS books that it had recorded in 2002 in respect of under-utilisation of its manufacturing plant. The effect of this reversal is an increase in investment in associates of $7.2 million as at November 30, 2007 (2006: $8.6 million), with an equivalent reduction in accumulated deficit. Acergy’s share of the associated increased depreciation charge for the year ended November 30, 2007 is $1.4 million after tax, and is included in the share of results of associates.

(j) IAS 38 – Intangible Assets

IFRS requires development costs incurred to establish patents to be capitalised and amortised over the useful life of the patents concerned. The only capitalised patents in the Group are those developed by NKT Flexibles and capitalised in the fourth quarter of 2007. The effect of this is an increase in net equity as at November 30, 2007 of $1.6 million.

Explanation of material adjustments to the cash flow statement for 2007

The transition from US GAAP to IFRS has no effect on the reported cash flows generated by the Group. The IFRS cash flow statement is presented in a different format from that previously required under US GAAP with cash flows split into three categories of activities – operating activities, investing activities, finance activities.

The reconciling items between the US GAAP presentation and the IFRS presentation have no net impact on the cash flow generated.

44. Post balance sheet events

On January 9, 2009 the sale of the Acergy Piper, a semi-submersible pipe-lay barge, which operated primarily in the North Sea and more recently on the Mexilhão project in Brazil, to Saipem (Portugal) Comercio S.U. Lda for $78.0 million, was completed. Effectively this represents the disposal of the Trunkline business which was a non-core segment of the Group. Both Note 12 ‘Discontinued operations’ and Note 20 ‘Assets classified as held for sale’ disclose additional information relating to this transaction.

On February 12, 2009 the Board resolved to recommend a dividend per common share of $0.22 (2007: $0.21), subject to shareholder approval at the Annual General Meeting.