Form 20-F/A
period 2008-11-30
ACERGY S.A.
filed 2009-04-23
CIK 898685

As Filed with the Securities and Exchange Commission on April 23, 2009
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------
                                   FORM 20-F/A
                                (Amendment No. 1)
                                -----------------
     (Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2008

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

                                       OR

|_| SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

                         Commission File Number 00-21742

             ------------------------------------------------------
                                   ACERGY S.A.
             (Exact name of Registrant as specified in its charter)
             ------------------------------------------------------

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
              Address: 200 Hammersmith Road, London W6 7DL, England

 Securities registered or to be registered pursuant to Section 12(b) of the Act:


        Title of each class            Name of each exchange on which registered
        -------------------            -----------------------------------------
Common   shares, $2.00 par value             Nasdaq Global Select Market

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:
                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Common shares,                                 194,953,972 (including 12,137,879
$2.00 par value                                         treasury shares)
                          ----------------------------

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Exchange Act. |X| Yes |_| No

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. |_| Yes |X| No

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. |X| Yes |_| No

     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). |_| Yes |_| No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer |X|    Accelerated filer |_|   Non-accelerated filer |_|

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP                                                                      |_|

International Financial Reporting Standards as issued
by the International Accounting Standards Board                              |X|

Other                                                                        |_|

     If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: |_| Item 17 |_| Item 18

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) |_| Yes |X| No
================================================================================

                                EXPLANATORY NOTE

     Acergy S.A. hereby amends its Annual Report on Form 20-F for the fiscal year ended November 30, 2008 (the "Acergy Form 20-F") filed with the Securities and Exchange Commission (the "SEC") on April 21, 2009. This Amendment No. 1 to the Acergy Form 20-F on Form 20-F/A ("Amendment No. 1") is being filed to include the Report of Independent Registered Public Accounting Firm by Deloitte LLP, dated February 18, 2009, that was inadvertently omitted from page F-3 of the Acergy Form 20-F filed on April 21, 2009.

     Except as specifically provided above, this Amendment No. 1 does not amend, update or restate any other items or sections of the Acergy Form 20-F and does not reflect events occurring after the filing of the Acergy Form 20-F.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Acergy S.A.

We have audited the accompanying consolidated balance sheet of Acergy S.A. (a Luxembourg company) and subsidiaries (the "Group") as of November 30, 2008 and 2007, and the related consolidated income statements, statements of recognised income and expense, and cash flow statements for each of the two years in the fiscal year ended November 30, 2008 and 2007. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of November 30, 2008 and 2007, and the results of its operations and cash flows for each of the two years in the period ended November 30, 2008 and 2007, in conformity with International Financial Reporting Standards ("IFRS") as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group's internal control over financial reporting as of November 30, 2008, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2009 expressed an unqualified opinion on the Group's internal control over financial reporting.


/s/ Deloitte LLP
Deloitte LLP
London, United Kingdom
February 18, 2009

Item 19. Exhibits.


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

Date: April 23, 2009