Form 20-F/A
period 2008-11-30
ACERGY S.A.
filed 2009-11-23
CIK 898685

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

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

Acergy S.A. hereby amends its Annual Report on Form 20-F for the fiscal year ended November 30, 2008 (the “2008 Acergy Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2009, as amended by Amendment No. 1 filed with the SEC on April 23, 2009. This Amendment No. 2 to the 2008 Acergy Form 20-F on Form 20-F/A (“Amendment No. 2”) is being filed to include the complete information under Item 18 of Form 20-F.

Item 18 of the 2008 Acergy Form 20-F is hereby amended to incorporate the relevant information from the amended 2008 Acergy Form 20-F and this Amendment No. 2 includes the complete pages F-1 through F-81 which contain the Report of Independent Registered Public Accounting Firm by Deloitte LLP, dated February 18, 2009, that was inadvertently omitted from page F-3 of the Acergy Form 20-F filed on April 21, 2009 (which report was filed separately through Amendment No. 1 to the 2008 Acergy Form 20-F on April 23, 2009).

This Amendment No. 2 consists of a cover page, this explanatory note, Item 18 revised as described above, a signature page and new certifications and consent. Other than as described above, no changes have been made to the 2008 Acergy Form 20-F and the audited consolidated financial statements included therein.

Except as specifically provided below, this Amendment No. 2 does not amend, update or restate any other items or sections of the 2008 Acergy Form 20-F and does not reflect events occurring after the initial filing of the 2008 Acergy Form 20-F.

Item 18.	Financial Statements.

See page F-1 of the Acergy S.A. Annual Report on Form 20-F for the fiscal year ended November 30, 2008 (as amended) which is incorporated herein by reference as Management’s Report on Internal Control Over Financial Reporting.

See pages F-2 to F-81 of the Acergy S.A. Annual Report on Form 20-F for the fiscal year ended November 30, 2008 (as amended) which are incorporated herein by reference as:

Reports of Independent Registered Public Accounting Firm;

Consolidated Income Statement for fiscal years ended November 30, 2008 and 2007;

Consolidated Statement of Recognised Income and Expense as at November 30, 2008 and 2007;

Consolidated Balance Sheet as at November 30, 2008 and 2007;

Consolidated Cash Flow Statement for fiscal years ended November 30, 2008 and 2007; and

Notes to Consolidated Financial Statements.

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

i

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACERGY S.A.

By:	/s/ Sir Peter Mason KBE
Name: Sir Peter Mason KBE Title: Chairman of the Board of Directors

By:	/s/ Simon Crowe
Name: Simon Crowe Title: Chief Financial Officer

Date: November 23, 2009

i

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

Date: February 18, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Acergy S.A.

We have audited the accompanying consolidated balance sheet of Acergy S.A. (a Luxembourg company) and subsidiaries (the “Group”) as of November 30, 2008 and 2007, and the related consolidated income statements, statements of recognised income and expense, and cash flow statements for each of the two years in the fiscal year ended November 30, 2008 and 2007. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of November 30, 2008 and 2007, and the results of its operations and cash flows for each of the two years in the period ended November 30, 2008 and 2007, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of November 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2009 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

February 18, 2009

F-3(A)

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

F-3(B)

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

Reclassification of Dry-dock Expenditure – Under US GAAP, expenditure incurred to maintain a vessel’s classification, is deferred and amortised over the period until the next dry-docking is scheduled for the asset (i.e. 2.5 years to 5 years). Under IFRS it is capitalised as a distinct component of the asset and depreciated over the same period. The effect is to reclassify $31.2 million of deferred dry-dock expenditure from non-current prepayments (US GAAP) to property, plant and equipment (IFRS) at November 30, 2007 (2006: $28.4 million) with no effect on equity.

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