Form 20-F
period 2009-11-30
ACERGY S.A.
filed 2010-02-24
CIK 898685

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

  (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended November 30, 2009

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

Common shares, $2.00 par value	194,953,972 (including 11,746,930 treasury shares)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

☐  Item 17    ☐   Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)    ☐  Yes    ☒  No

Acergy

Building our future

Acergy Annual Report and Financial Statements 2009

Acergy

A leading seabed-to-surface engineering and construction company

Building our future

We concentrate on providing services that add value for our clients throughout the lifecycle of their offshore oil and gas fields.

Operating safely

We are committed to a policy of achieving Health, Safety, Environment and Quality (HSEQ) and security excellence in all of our business activities and operations.

Safety remains at the heart of all our operations and we are committed to an incident-free workplace everyday, everywhere.

For more information visit: www.acergy-group.com

1

Overview

2 Omitted
4 What we do
6 Where we operate
8 Omitted

Business Review

12 Omitted
17 Our Strategy in Action
28 Market Review
30 Operating Review
34 Sustainability
42 Risk

Financial Review and Statements

68 Financial Review
92 Report of Independent Registered Public Accounting Firm
94 Consolidated Financial Statements
98 Notes to the Financial Statements

Governance

48 Board of Directors
50 Corporate Management Team
52 Corporate Governance
53 The Board
57 Board Committees
61 Compensation of Directors and Corporate Management Team

Additional Information

154 Special Note Regarding Forward Looking Statements
155 Selected Financial Data
158 Other Information
164 Investor Information
176 Key Investor Information and Contacts
178 Cross-reference to Form 20-F
180 Omitted

Annual Report and Financial Statements

This document is the Acergy S.A. Annual Report and Financial Statements 2009. Copies of the Annual Report on Form 20-F as filed can be found on our website: www.acergy-group.com or at the SEC's website: www.sec.com.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Acergy cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. For further details, refer to 'Forward-looking statements' on page 154 and 'Risk Factors' on pages 43 to 45 for a discussion of the risks associated with these statements.

Acergy

4

Overview:
What we do

Acergy is an offshore engineering and construction contractor that designs and installs deepwater oilfield infrastructure. Our specialist expertise is focused on construction and maintenance operations between the seabed and the surface of the sea.

Upstream Cycle Typically 10 – 50 years
Seismic
• Marine ops
• Processing
Exploration
• Drilling
• Downhole
• Tools
• Fluids
Appraisal
• Drilling
• Reservoir evaluation
Abandonment
• Subsea removal
• Heavy lift
• Recycling
Acergy operates in the areas of the offshore upstream cycle highlighted in red.
Development
• Feed
• Survey
• Flow analysis
• Approvals
Procurement
• Hull
• Facilities
• SPS
• Pipelines
• Umbilicals
Installation
• Structures
• Pipelines
• Risers
• Moorings
• Topsides
• Commissioning
Operation/ Production
• Downhole
• Subsea IMR
• Well intervention

www.acergy-group.com

Acergy Annual Report and Financial Statements 2009

5

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Subsea, Umbilicals, Risers, and Flowlines (SURF)

Engineering and construction associated with subsea field developments. Pipeline and riser systems, together with associated services.

- Worldwide operations
- Largest growth market

Survey/Inspection, Maintenance and Repair (IMR)

Examination by specialised survey ships, divers and Remotely Operated Vehicles (ROVs) of offshore oil and gas facilities. Undertaking repairs and maintenance as necessary.

- Ongoing services for increasing offshore infrastructure
- Good growth opportunities as installed infrastructure increases worldwide

Conventional

- Working closely with SURF to share skills and local content

Revenue(a)
73%
Backlog(b)
60%
Revenue(a)
9%
Backlog(b)
4%
Revenue(a)
18%
Backlog(b)
36%

(a) Revenue as a % of total revenue from continuing operations for fiscal year 2009.
(b) Backlog as a % of total backlog for continuing operations as at November 30, 2009.

Acergy

6

Overview:
Where we operate

Acergy Northern Europe & Canada
This segment includes all activities in Northern Europe and Eastern Canada and manages project specific joint ventures. It has offices in Aberdeen, Scotland UK; Stavanger, Norway and St John's, Canada.
Acergy North America & Mexico
This segment includes all activities in the United States, Mexico, Central America, and Western Canada and provides project management support for major projects executed in South America. It has its office in Houston, Texas, USA.
Acergy South America
This segment includes all activities in South America and the islands of the southern Atlantic Ocean. It has its office in Rio de Janeiro, Brazil. Its principal operating location is Macaé, Brazil.

Building our future

Acergy is an offshore engineering and construction contractor that designs and installs deepwater oilfield infrastructure. Our specialist expertise is focused on construction and maintenance operations between the seabed and the surface of the sea. Our global resources are deployed and combined on projects of various typologies in all major offshore hydrocarbon basins, worldwide. In order to improve our commercial focus and the co-ordination and utilisation of our worldwide resources we have combined our regional structure into two territories.

Acergy Annual Report and Financial Statements 2009

7

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Acergy Africa & Mediterranean
This segment comprises all activities in Africa and Mediterranean region and has its office in Suresnes, France. It operates fabrication yards in Nigeria, Angola and Gabon and also manages project specific joint ventures, such as Sonamet in Angola and Oceon an engineering joint venture in Nigeria.

Territory 1
Territory 1 comprises Acergy NEC and Acergy AME. By combining these segments with similar characteristics, including but not limited to harsh and challenging environments, increasing importance of gas discoveries we will improve our commerical focus and co-ordination and utilisation of global resources.

Territory 2
Territory 2 comprises Acergy AFMED, Acergy NAMEX and Acergy SAM. By combining these segments which border the Atlantic Triangle and which share similar characteristics, including geological characteristics, deepwater and technology synergies we will improve our commercial focus and co-ordination and utilisation of global resources.

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Our strategy in action

Acergy has over the last few years developed a well deserved reputation for delivering consistently successful execution of complex and technically challenging projects, based on the quality of our assets, the calibre of our people, the quality of our engineering skill base and the proficiency of our project management.

Our Mission

Our Vision

Group Strategy

Our strategy remains focused on key markets with long-term, strong and sustainable growth characteristics; markets where we can differentiate ourselves.

Our Strategic Imperatives

- People are central to our success
- Projects are core to our business
- Engineering is at the heart of our projects
- We operate in a consistent manner on a worldwide basis, globally aware and locally sensitive
- We make long-term investments in our people, assets and know-how and in our relationships with clients and suppliers

Our Core Values

- Safety
- Integrity
- Innovation
- Financial discipline
- One Acergy

Risk

p42

Performance highlights

Information on Performance highlights can be found on pages 2 to 3 and in the Financial Review on page 68.

p68

Acergy

Our strategy in action – our strategic imperatives

People are central to our success

THE RED

Offshore training

The offshore environment, where complex projects are finally delivered in harsh and challenging environments, is where the skills of our people are truly tested.

We invest significant time and resources to deliver high quality technical and functional training to our offshore workforce that not only meets legislative requirements but also enables our people to work safely and effectively in the offshore environment.

In 2009 alone we delivered almost 5,000 mandays of training to ensure we have the best people in the industry.

The impact of this investment is demonstrated by the excellent execution of complex and technically challenging projects and the improved safety performance achieved during 2009.

Acergy Annual Report and Financial Statements 2009

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Acergy Academy

Giving people the tools and the opportunities to develop their capabilities and their careers are key to the philosophy behind the Acergy Academy.

The Academy covers all functions in the organisation and through its development schemes our people understand the capabilities they need to progress and have access to development opportunities.

These include continuous professional development and work experience as well training delivered in the classroom or using state-of-the-art e-learning solutions.

Investing in young talent

Acergy has a strong heritage of investing in young talent and continues to attract some of the best young talent into the business from across the world including cadets and apprentices looking for careers offshore, as well as graduates from engineering and other disciplines looking to Acergy to provide the best possible start to a professional career in this dynamic and fast moving environment.

Development continues throughout their careers as they develop their skills and capabilities and as we look to identify and fast track our leaders of the future.

Our strategy in action – our strategic imperatives

Projects are core to our business

Project tendering

We use our industry know-how and relationships with our clients to aim to be fully involved in suitable projects long before they come to tender. We focus on ensuring that we are invited to bid on all projects that are consistent with our strategy, and where we have a competitive advantage on the basis of our vessels, our fabrication capacity and capability, our technological specialisation and where it fits the availability of our assets and our preferred risk profile.

In short, we aim to bid for those projects we are well positioned to win. Thereby providing through expertise and project management, services that add value to our clients throughout the lifecycle of their investments.

Acergy Annual Report and Financial Statements 2009

Adding value through expertise

Every new project presents unique challenges. We meet these challenges with the professional expertise of some of the offshore industry's most experienced project management teams. Project management is one of our core competencies. It sets us apart. It takes years of practical experience, know-how and dedication to safely deliver the toughest and most complex of offshore projects on schedule, on budget, to agreed standards, time after time.

Our project management skills have been honed over more than three decades spent working on a range of ventures in some of the world's harshest operating conditions. Our project managers put together multi-disciplinary, integrated project teams able to safely handle and deliver the demands of each undertaking. These teams have industry leading logistical support, supply chain management, and the assets needed to safely execute each project. Through our project management expertise we add value to every phase of the project lifecycle – from planning and design through fabrication and installation to commissioning, operation and decommissioning.

Excellence in execution

The offshore execution phase is a critical phase of our projects. Excellence in execution can deliver an improved operational and financial performance and enhanced client satisfaction.

Acergy has a proven track record for delivering consistently successful execution of complex and technically challenging projects, based on the quality of our assets, the calibre of our people, the quality of our engineering skill base and the proficiency of our project management. We work closely with our clients to achieve their goals and to deliver safely, excellence in execution.

During 2009, we completed a number of projects worldwide, including: Tombua Landana, EPC2B and Agbami in West Africa, Marathan Volund and Statoil Alve in the North Sea, Frade and Roncador Manifolds in Brazil, Perdido in the ultra-deep Gulf of Mexico and Van Gogh in Asia Pacific.

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Acergy

22

Our strategy in action – our strategic imperatives

Engineering is at the heart of our projects

Acergy Annual Report and Financial Statements 2009

We deliver well-engineered solutions

Acergy has established an industry-leading reputation for developing and delivering world-class technological innovation founded on advanced engineering. Our engineers are critically involved throughout the life cycle of all our projects from tendering, design and construction onshore through to offshore installation and completion.

This engineering focus adds value by creating the rigour to manage the risks and also provides the innovation and creative thinking needed to secure projects.

As a result we believe we can provide the optimum solution for a new field development, from both a technical and financial standpoint.

First class engineering, innovation in solution and project delivery are high priorities for us and to meet these priorities, we have engineers with first rate experience and competence. Engineering is at the heart of our projects and the ongoing development of our engineering skill base has a high priority, to ensure we maintain a world-class engineering team.

Riser Tower technology

Riser Tower engineering solutions have been developed in house to meet the challenging environments in which we operate. The principle behind Riser Tower technology is simple and one very familiar to Acergy's project teams – a rigid riser supported by a buoyancy tank is connected to the FPSO via a flexible jumber. Only the flexible jumber is exposed to the FPSO motions, while the main riser is relatively stable. Acergy has successfully installed Riser Towers on a number of major projects over recent years, including Greater Plutonio and during 2009, on the Kizomba B development in Angola. They are seen by many clients as central to the future of deepwater as they are subject to reduced fatigue loads and tension, making them suitable for projects at even greater water depths.

Accessing increasingly challenging environments

Our engineering expertise enables us to access increasingly challenging developments. Field layout selected for a particular offshore development has a significant influence on the installation technique. With a greater focus on deepwater, flowlines tend to be more complex, with the need for end termination structures and several midline structures to facilitate tie-ins of additional wells. Pipelay operations are related to the combination of the rate the vessel can lay pipe, together with the capability of the vessels to install structures as part of the pipeline.

Our engineering expertise enables us to carefully balance the many factors involved in selecting the most appropriate pipelaying technique, including the characteristics of the oil or gas being gathered, water depth, size of pipe, lengths of the line, inline structures, existing onshore infrastructure together with the clients' own criteria.

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Acergy

24

Our strategy in action – our strategic imperatives

Globally aware and locally sensitive

we operate in a consistent manner on a worldwide basis

Acergy Annual Report and Financial Statements 2009

Leveraging our global capabilities

As a global business employing over 6,000 people worldwide we excel through our ability to work without internal boundaries. Working effectively with each other across the worldwide group we help our clients achieve their goals.

We have developed a well deserved reputation for delivering consistently successful execution of complex and technically challenging projects, based on the quality of our assets, the calibre of our people, the quality of our engineering skill base and the proficiency of our project management. This makes for strong and lasting client relationships.

Our major clients continue to tell us that they need strong partners, both technically and financially, particularly in today's challenging markets.

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Developing our local content

A strong local presence is essential and is a competitive advantage in many key markets around the world. As well as satisfying our clients' requirements, it creates significant opportunities to develop talent and expertise within the country.

We are focused on recruiting talent that reflects our geographical development and ambitions and in establishing a real integrated presence in critical growth countries, such as Angola, Australia, Brazil, Malaysia and Nigeria. We expect to further enhance our local presence and to strengthen our expertise in key geographies in the years to come.

Delivering expertise

Attracting, developing and retaining a truly multicultural world-class workforce is key to achieving our ambitions. It is the calibre of our people that makes us a leader in our industry. Our clients rely on our specialist expertise to bring increasingly large and complex offshore oil and gas developments into production. Our ability to deliver to our clients a world-class level of service and expertise, wherever they touch us, is a key strength. Our clients require us to be globally aware and locally sensitive.

We have a proven track record of delivering projects for our clients in harsh and challenging environments, worldwide.

Acergy

26

Our strategy in action – our strategic imperatives

Long-term investments and relationships

we make long-term investments in our people, assets and know-how and in our relationships with clients and suppliers

Building our future: *Acergy Borealis* new state-of-the-art pipelay ship acquired in December 2009.

Acergy

Acergy Annual Report and Financial Statements 2009

Acergy

I am pleased to express Shell's appreciation to Acergy project team and to the crews of *Acergy Eagle* and *Polar Queen* for the safe and successful installation of the Perdido umbilicals and subsea hardware. The installation was delivered with excellent attention to safety and without any recordable injuries during the entire offshore campaign.

Manager Technical Projects & Engineering at Shell

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments. To achieve this we continue to invest in our core assets, our people, our vessels and our fabrication facilities.

In 2005, we launched a fleet rejuvenation programme, which successfully added new and differentiated capacity to our fleet. We continue to seek opportunities to invest in vessels that are expected to drive superior returns for the future and which will enable us to work in deepwater and harsh environments for years to come.

In December 2009, Acergy announced the acquisition of *Acergy Borealis*, the most versatile high specification deepwater ship in the industry, pictured left. This differentiating asset, currently being built at the Sembawang Shipyard in Singapore, is a DP3 dynamic positioning vessel equipped with a 5,000T crane. We will install a 1,000T J-Lay tower and state-of-the-art 600T S-Lay equipment. *Acergy Borealis* will also be fitted with a range of support systems and construction equipment for worldwide deepwater and harsh operations. Provision will be made for accepting one of the Company's heavy duty flexible pipelay systems.

Acergy Borealis provides unprecedented flexibility and capability, which together with our engineering and project management expertise, we expect will enable us to meet our clients' strategic needs, particularly in deepwater and harsh environment acreage. Our strong operating and financial position enabled us to capitalise on this unique opportunity at an attractive price. This investment represents a key milestone in Acergy's long-term strategy implementation.

We expect this ship to enable us to exploit future market growth opportunities and to generate superior returns for shareholders.

On behalf of ExxonMobil I would like to congratulate Acergy on the successful installation and application of *Acergy Polaris* PLET Handling System (PHS) [on the Block 15 Gas Gathering Project]. It is an excellent example of how well-designed and cleverly executed engineering solutions can contribute directly to the enhanced safety of offshore operations. The integration of the PHS performance has thus far been noteworthy.

SURF Project Manager at ExxonMobil

Acergy

Business Review:

Market Review

Our industry and markets The medium-term fundamentals remain strong driven by increasing field depletion, the need to access new reserves and replenish production.

Acergy is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

Our business operates in the engineering and construction market, representing the late cycle elements of the upstream cycle of the offshore oil and gas industry. The focus of our business is outlined below.

Market environment

World energy demand is expected to be 45% higher in 2030 according to the World Energy Outlook 2009 produced by the International Energy Agency (IEA), driven by the non-OECD economies, which account for 93% of the increase in global demand for energy between 2007 and 2030, driven largely by China and India, where their future consumption is expected to significantly exceed current production, despite short-term slowdowns.

Even under the most optimistic assumptions about the development of alternative technology, and the abatement arising from actions taken to reduce CO2 emissions, oil is expected to remain the world’s main source of energy for many years to come.

Decline rates are a key determinant of the investment needs of the oil companies. More and more of the world’s oil fields have entered into peak production and are in rapid decline. Russia and Mexico are now in the category of declining areas, in addition to the North Sea and the US, which have been declining for a while. The IEA reference scenario projections imply a one percentage-point increase in the global average natural decline rate to over 10% per year by 2030 as all regions experience a drop in average field size and most see a shift in production to deeper offshore fields, which have the highest decline rates. According to the IEA analysis of the world’s largest fields the underlying average rate of decline worldwide, was as high as 6.7% for those fields past the peak. In addition, when stripping out the ongoing and period investment, the underlying rate of decline is expected to be as high as 9% for post-peak fields. Therefore, sustained investment is needed mainly to combat the decline in output at existing fields, which will drop by almost two-thirds by 2030.

It is forecast that some 465mb/d of gross capacity, or roughly four times the current capacity of Saudi Arabia, the world’s largest oil producing nation, needs to be installed between 2007 and 2030 to offset the effect of expected oilfield decline. The situation facing natural gas is also worthy of mention. Additional capacity of around 2,700 bcm, or four times the current Russia natural gas production capacity is needed by 2030, half to offset decline at existing fields and half to meet the increase in global demand.

Despite the cyclicality of the energy sector, recent macro economic conditions, including the worst economic slump since WWII and a collapse followed by a rebound in the oil price, we expect to see a continued expansion of demand for our services in the medium to long-term driven by the depletion of existing reserves and the accelerating rate of decline of producing fields. Furthermore, structural changes underway in the upstream oil and gas industry mean national oil companies will play an increasingly dominant role compared to international oil companies and are expected to account for about 80% of total incremental production in both oil and gas between 2007 and 2030.

While increased exploration and technological improvements have resulted in higher annual levels of oil discoveries, including some recent significant finds such as the deepwater pre-salt fields offshore Brazil, the demand for, and production capacity of, the oil business shows a tight market with a low reserve replacement ratio, coupled with accelerating decline rates for mature fields.

Despite lower short-term oil prices, it is expected that the industry will continue to increase its capital expenditure (capex) in offshore exploration and production (E&P), as it is driven to look ever deeper and to more hostile environments for new reserves.

SURF activity becoming deeper

Over 60% of global EPIC SURF activity in the next five years is expected to be in water depths >500m.

Source: Infield Systems Ltd

Oil companies are facing the combined challenges of low reserve replacement ratios, as well as smaller, deeper and more complex reservoir economics in more remote and less accessible areas, coupled with fewer larger discoveries. The next frontier is deepwater, where there have been important discoveries lately, including Brazil, Gulf of Mexico and West Africa. Common to these is the greater challenge, and therefore higher E&P costs. Furthermore, development in deepwater takes a long time, typically about ten years.

Combining all these structural challenges that the oil companies are facing on the supply side with the knowledge that oil demand is forecast to grow by approximately 9% in 2010, which shows a return to 2008 capex levels, following a 8% decline in 2009, which should be supportive for oil companies E&P spending.

Furthermore, increased investment in the offshore oil and gas industry is expected over the medium to long-term, driven by continued strong levels of global demand for hydrocarbons, despite the current macro-economic slowdown, and faster decline rates at existing fields. As such, global upstream oil and gas investment is expected to be approximately $600 billion in nominal terms by 2012, an increase of more than half over 2007 levels, with deepwater production capacity expected to grow significantly faster than that of shallower waters.

Acergy	Annual Report and Financial Statements 2009

Subsea field developments

Subsea engineering and construction in the offshore field developments, and the SURF (subsea, umbilicals, risers and flowlines) components, especially in deepwater and challenging environments, is our key focus, representing approximately 70-80% of backlog for continuing operations on a year-on-year basis.

Infield Systems Ltd forecasts that the total volume of Engineering, Procurement, Installation and Commissioning (EPIC) SURF work is expected to increase 60% over the next five years compared to the previous five years, with developments in water depths greater than 500 metres expected to grow at the fastest rates. As a result, some 60% of the SURF market is expected to be in deepwater.

Important lead indicators for the SURF market include deepwater drilling contracts, subsea tree installation, and the demand for key installation components within the subsea construction contract, such as pipelines, umbilicals and flexibles.

Following a shortage of available assets and the lead times required to build new units in recent years, operators have been keen to secure access to capacity in the early stage of the offshore upstream cycle. As a result, a significant number of multi-year deepwater drilling contracts have been awarded during 2007 and 2008, typically lasting from 2009 to 2013/14. It is forecast, that approximately six to eight new deepwater units will be delivered every quarter, from the second half of 2008, for the foreseeable future. These drilling contracts represent a significant investment on behalf of the major oil companies.

Global subsea tree installation forecast by water depth

Subsea tree installation is a leading indicator for the SURF market. It is expected that the number of trees to be installed in the next five years will increase by more than 80% over the past five years.

Source: Infield Systems Ltd

It is expected that most of these contracts will, in time, lead to offshore construction and SURF work, however, to date only a small minority of the associated EPIC SURF contracts in the subsea market have been awarded, representing significant future growth potential for the offshore construction and SURF market as a whole.

The volumes of subsea trees scheduled for installation is a further lead indicator of growth in the SURF market in any given year. Capacity constraints throughout the supply chain in recent years have capped the volume of subsea tree installations. The combination of manufacturer investment and medium-term growth in the demand by major operators in the offshore oil and gas market suggests positive growth. While 2009 saw a significant decrease in the number of trees installed due to the delay in contract awards resulting from the challenging macro environment, it is estimated that the number of trees for installation in the period 2010 – 2013 represents an increase of some 80% on that of the previous five years, of which 55% are expected to be installed in 500 metres or greater.

The market for SURF activities has historically demonstrated cyclicality. The increasing size and complexity of projects, together with external factors including national oil company approval, financial arrangements for the field operators, and the timing of the various development and exploration phases for these fields, suggest that, while the fundamentals remain as strong as ever, we believe that we may continue to see the market remain cyclical in nature.

Inspection, Maintenance and Repair (IMR) and Survey

The market for IMR work has traditionally focused on the UK and Norwegian sectors of the North Sea and the Gulf of Mexico, the latter of which has often been driven by hurricane repair work. With the noticeable exception of 2009, the level of global offshore capex has increased significantly over the past few years, which together with the expected continued increase in the installed base of subsea equipment suggests that the level of operating expenditure required to undertake examinations by specialist survey assets and to maintain and repair previously installed and existing infrastructure will also increase. This has important implications for the growth in offshore and subsea services, such as Survey and IMR, which, excluding hurricane repair work, is expected to grow significantly in the coming years. Furthermore, this market is expected to become more global in nature, following the trend of increasing globalisation of the subsea engineering and construction market.

Conventional

Refer to Conventional field development outlined in Territory 2 on page 32.

Business Review:

Operating Review

Territory 1

Northern Europe and Canada

Asia and Middle East

Territory 1 includes the business segments covering the North and Norwegian Seas and Western Canada, as well as Asia and Middle East including Asia Pacific and Australasia.

North and Norwegian Seas

The North and Norwegian Seas have long been an important market for offshore construction contractors. After decades of exploration and production, the developed infrastructure allows fast-track development from discovery to production, with relatively high profitability. Recent prominent discoveries, such as Dagny and Ermintrude, in one of the most explored areas, shows that with new technology, new concepts and even better geologists, new resources can be found.

With time, the harsh and extremely challenging environments of the Barents Sea, and eventually the Arctic will be within the technological capabilities of the industry and the realisable ambitions of our clients.

Asia Pacific

Growing demand for energy in Asia is driving offshore oil and gas exploration and development in the Asia Pacific region notably in Malaysia, Indonesia, India, Australia’s Northwest Shelf, and China. Development activity in the region is expected to grow sharply to exploit untapped deepwater resources, providing significant and growing opportunities for SURF contractors in deepwater and challenging environments.

2009 saw the award of the Shell Gumusut contract to SapuraAcergy. This is the first of the major deepwater SURF projects in Malaysia to be awarded.

The Northwest Shelf offshore Australia currently comprises predominantly gas driven developments. With fourteen proposed new LNG developments, in addition to Gorgon and PNG LNG Australasia, Australia has the potential to become one of the largest global suppliers of LNG.

IMR/Survey

Acergy has traditionally focused its IMR/Survey activities on the UK and Norwegian sectors of the North Sea, Norwegian Sea and Brazil.

With approximately 6,000 fixed platforms, 186 floating production sites, 175,000km of subsea pipeline and 3,300 wells in operation worldwide, the scope of the IMR/Survey market is significant and growing.

Acergy has a world-class track record in the North Sea and Brazil in the IMR/Survey market, demonstrated by the long-running BP Inspection contract, which has run for over 14 years and the recent award of a multi-year diving support vessel services contract to the DSVi consortium of companies in the North Sea.

As older infrastructure comes to the end of its original design life, and new increasingly complex subsea infrastructure is installed, the IMR/Survey market is forecast to grow significantly. With an increasing need to deliver technically challenging IMR contracts efficiently, the market represents a strong growth opportunity for Acergy in the medium and long-term.

Opportunities for Acergy

Our vision is to be the acknowledged leader in seabed-to-surface engineering and construction. The Group is dedicated to sharing its expertise and experience to create innovative solutions for our clients, the world’s national, international, and independent oil and gas companies.

A common geological theme between Asia Pacific, especially Australia and the Norwegian Continental Shelf (NCS) is the prominence of gas fields. Acergy’s expertise on the NCS can be readily transferred to support our clients needs in developing gas driven solutions on the North West coast of Australia.

Our client base, experience and industry knowledge means we are well positioned to anticipate market developments and ensure we are prepared for future tendering of major SURF contracts as existing and new basins reach development milestones.

Over the coming years, we believe access to new reserves will be in increasingly harsh environments and offshore developments are set to become deeper and more complex.

Summary

The expected profile of major developments, in particular the fact that the next development phase of fields in the Atlantic triangle is expected to coincide with the development of deepwater markets in the Asia Pacific region, means that demand for deepwater oilfield services is expected to significantly exceed supply in the medium to long-term. The award of the first significant SURF contract in Malaysia and the entry of the Sapura3000 into Australia have demonstrated that we are well positioned to capitalise on these future market growth opportunities.

Acergy	Annual Report and Financial Statements 2009

31

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Major offshore exploration and production

Skarv Project, Norwegian Sea
2009 saw the commencement of the BP Skarv Project, on the Norwegian Continental Shelf. The project requires the installation of ten flexible riser systems and associated sunction anchor installations, two umbilicals and a direct electrical heating cable. This challenging project will require the expertise of a number of Acergy's vessels including the *Skandi Acergy*, which successfully completed the suction anchor installation during the year.

DONG Nini/Siri Projects, North Sea, Denmark
As part of Acergy's framework agreement with DONG Energy, Acergy successfully delivered the Nini East Development Project in 2009. Consisting of three separate sub-projects: Siri-Nini water injection pipeline replacement project; Siri SAL replacement project and an IMR diving programme, this project achieved the first use of Logstar Ror insulated pipe from the *Acergy Falcon*. Other Acergy vessels involved in this successful installation programme were *Acergy Osprey* and *Acergy Petrel*.

Pyrenees Project, Offshore Western, Australia
The Floating Production Storage and Offloading (FPSO) Pyrenees field development, offshore the north-west coast of Australia, required the installation of subsea manifolds, flexible flowlines and risers, umbilicals, and associated tie-ins with the field, together with pre-commissioning of the subsea system associated with this FPSO development. The project included fast track mobilisation and engineering, enabling offshore work using *Toisa Proteus* to commence within four weeks following contract signing.

Territory 1 Revenue

Revenue from continuing operations for fiscal year 2009 for Territory 1 was $855 million or 39% of the Group's revenue from continuing operations.

AME
$206m
NEC
$649m

Territory 1 Backlog

Backlog for Territory 1 as at November 30, 2009 was $477 million or 17% of total backlog for continuing operations. This excludes backlog relating to the SapuraAcergy joint venture.

AME
$162m
NEC
$315m

Acergy

Business Review:

Operating Review continued

Territory 2

Africa and Mediterranean

North America and Mexico

South America

Overview

Territory 2 includes the business segments covering the Atlantic triangle of West Africa, Brazil and the Gulf of Mexico.

Atlantic triangle – West Africa

Angola’s offshore deepwater production is expected to double to over three million barrels of oil equivalents per day by 2015, subject to OECD quotas, following major developments by the oil majors in conjunction with Sonangol, in blocks 15, 17, 18 and 31 and the identification of significant opportunities in producing blocks and discoveries in recent years, such as blocks 31 (BP) and 32 (Total). Contract awards for Nigeria’s significant deepwater offshore reserves have experienced continued delays. Awards are expected to be announced during 2010 and beyond. In addition, the requirement to eliminate gas flaring will lead to a number of initiatives in this region, as demonstrated by the recent sanction of the Angola LNG plant in Soyo and the associated gas gathering system for blocks 0, 14, 15, 17 and 18.

Atlantic triangle – Brazil

The recent pre-salt discoveries in offshore deepwater in Brazil represent a substantial opportunity for Acergy given its long track record in the country and strong relationship with Petrobras, Brazil’s national oil company. Petrobras’ total planned investment for the period 2010 – 2014, show significant increases over the previous five years with the largest increase focused on investment in offshore E&C activities. Almost $50 billion is earmarked for new upstream projects focused on: new production systems at Campos Basin, the start of the Santos Basin pre-salt development and accelerating the development of the Espirito Santo pre-salt (Parque das Baleias). Pre-salt production is expected to account for nearly 50% of Petrobras’ production by 2020, from nil in 2008.

Atlantic triangle – Gulf of Mexico

The Gulf of Mexico is one of the most prolific hydrocarbon basins in the world and activity levels remain high. Development of the region’s ultra-

deepwater fields, in close to 10,000 feet (some 3,000 metres) of water is expected to lead to significant opportunities from 2010 onwards. These lower tertiary developments present technological challenges and require substantive innovation to provide the engineering and construction solutions that our clients require. The completion of the Perdido Project in water depths of nearly 3,000 metres in fiscal year 2009 demonstrates Acergy’s ability to execute successfully in the ultra-deepwater of the Gulf of Mexico.

Conventional

The conventional market relates to the fabrication and installation of fixed offshore platforms and associated pipelines, driven by operators’ needs to ensure continued production from current oil and gas facilities. This often requires the renovation of existing shallow water platforms and associated pipelines, while ensuring conformity to the latest health and safety and environmental standards.

For Acergy, our conventional business focuses on the West African market. During 2009, we were awarded conventional contracts in Angola, as well as EPC4A and EGP3B, the first of the long awaited contracts in Nigeria.

Opportunities for Acergy

Our vision is to be the acknowledged leader in seabed-to-surface engineering and construction. The Group is dedicated to sharing its expertise and experience to create innovative solutions for our clients, the world’s national, international, and independent oil and gas companies.

Our client base, experience and industry knowledge means we are well positioned to anticipate market developments and prepared for future tendering of major SURF contracts as existing and new basins reach development milestones. Over the coming years, we believe access to new reserves will be in increasingly harsh environments and offshore developments are set to become ever deeper and more complex. Many new opportunities are expected in offshore deepwater in the Atlantic triangle where we have a strong presence and track record.

For Acergy, our conventional business focuses entirely on the West African market. We have considerable local capabilities in Angola and Nigeria and have invested significantly in developing local expertise and innovative capability in our people and our fabrication yards. We see our long-term local presence as a priority and key strength, which together with our track record positions us well to benefit from this market in supporting clients to maintain their current production.

Summary

The expected profile of major developments, in particular the fact that the next development phase of fields in the Atlantic triangle means that demand for deepwater oilfield services is expected to exceed supply in the medium to long-term. The frontier territories of the Atlantic triangle are expected to become the deepwater fields under development during this period. Territory 2 continues to build backlog for execution in 2010 and beyond. We continue to see progress in the conventional market in West Africa. Our success in winning the long-awaited conventional awards during 2009, will result in a higher proportion of our activities coming from conventional activities over the next few years. We expect over the medium and long-term SURF will be the main driver of our future activities and we are well positioned geographically to capitalise on these future market growth opportunities.

Acergy	Annual Report and Financial Statements 2009

33

Overview
Business Review
Governance
Financial Review and Statements
Additional Information

Major offshore exploration and production

Perdido Project, Gulf of Mexico
The Perdido Project involved installation in some of the deepest waters in the world. The offshore operations, which completed in 2009 involved the installation of heavy umbilicals, and associated connection equipment including distribution modules and flying leads at depths of up to 2,940m, utilising the *Acergy Eagle* and *Polar Queen*. Working in a heavily congested field, the *Polar Queen* completed the laying of seven umbilicals, totalling 66km in length, in just 24 days.

***Pertinacia*,** Offshore Brazil
Over the past two years, the *Pertinacia*, has established an excellent track record for consistent, safe project delivery while working for Petrobras in the Campos Basin in Brazil. As a result, the client selected the vessel's trusted ultra deepwater capabilities to support the development of the Tupi Field. Thanks to the work completed by *Pertinacia*, first oil from the Tupi Field flowed through the flexible lines she installed in May 2009. The ultra deepwater nature of the project represented a new depth record for the Brazilian oil and gas industry.

Block 15, Offshore Angola
The Block 15 Gas Gathering Development, located of the northern coast of Angola, consists of a pipeline network capable of delivering gas from the four Kizomba deepwater floating production installations to an onshore Angolan LNG plant. The project, due to deliver first gas just two years after contract signing, involves the installation of approximately 162km of pipeline, extending from a water depth of more than 1,200m to a designated shallow water tie-in point. Offshore operations which started in late 2008, have involved *Acergy Legend*, *Acergy Polaris*, and *Polar Queen* during 2009.

Territory 2 Revenue

Revenue from continuing operations for fiscal year 2009 for Territory 2 was $1,346 million or 61% of the Group's revenue from continuing operations.

SAM
$289m
NAMEX
$58m
AFMED
$1000m

Territory 2 Backlog

Backlog for Territory 2 as at November 30, 2009 was $2,371 million or 83% of total backlog for continuing operations.

SAM
$492m
NAMEX
$0.1m
AFMED
$1879m

The spirit and energy of Acergy

“Our core values underpin all that we are and all that we do – they embody the spirit and energy of Acergy at its best and are essential elements of sustainable value creation.”

Jean Cahuzac

Chief Executive Officer

In order for Acergy to continue to deliver value for its shareholders, we must be assured of sustainable returns on its investments over many years. In the Group’s view, corporate performance cannot be sustained over an extended period unless it is founded on enduring and positive relationships with those who have an interest in the Group’s activities, including shareholders, clients, employees, governments and the communities in which we live and work.

We strive to respect the principles of sustainable development as much as possible in our own business activities. By embedding sustainability into our business processes, we link our non financial performance with our business strategy. This enables us to focus our efforts on long-term value drivers that contribute to the success of our company and progress for society at large.

Being successful over the long-term requires a thoughtful, proactive approach to each of these areas. By balancing growth, development and sustainability we will be able to achieve our vision, and thereby be acknowledged by our clients, our people, and our shareholders as the leader in seabed-to-surface engineering and construction.

We address the challenge of sustainability through a diverse range of activities, including:

Governance

We manage safe, reliable, and ethical operations worldwide as well as sustainability issues through our core values and our globally deployed management systems. We expect our employees to adhere to a strong corporate governance ethos and to integrate sustainability into their work-related activities and decision-making processes. Our management and controls systems are designed to support that goal.

For further details, refer to ‘Governance’ on page 52.

People

We are, at our heart, a business driven by the passion and know-how of our people. We are committed to attracting, developing and retaining a truly multicultural world-class workforce to achieve our ambitions. For further details, refer to ‘Sustainability’ on pages 36 to 37.

Health and Safety

Health and Safety remains at the heart of all our operations and we are committed to achieving our safety vision: an incident free Acergy workplace everyday, everywhere.

For further details, refer to ‘Sustainability’ on pages 40 to 41.

Environmental Performance

We are committed to conducting business throughout the world in a manner that seeks no harm to the environment. We integrate environmental improvement into our business plans and strategies, and address key environmental issues that are specific to the processes and activities of each business.

For further details, refer to ‘Sustainability’ on pages 38 to 39.

Community

We seek to create enduring and positive relationships with those who have an interest in the Group’s activities, including shareholders, clients, employees, governments and the communities in which we live and work. This, we believe, should have a positive influence in the communities in which we work, and that this will foster long-term economic and social benefits from our projects and presence.

For further details, refer to ‘Sustainability’ on pages 38 to 39.

Core values

Our Core Values underpin all that we are and all that we do. They embody the spirit and energy of Acergy at its best and are essential elements of sustainable value creation. Our values base is essential to our success over time in a competitive environment and are at the core of our management system. They drive our performance and guide us in how we do business and how we work together and towards external stakeholders. We are not willing to compromise on our values, either in words or actions.

Bringing our core values to life

Following our 2008 Global Opinion, in early 2009, Acergy AFMED created a forum to address the challenges facing their managers in which the ‘Equipe des 100’ (Team 100) was formed to focus on key business and management issues. In June, the group came together for a workshop on Acergy’s values. This event, hosted by Olivier Carré, Senior VP, Territory 2 and Paul Smith, Group Head of Organisational Development, was designed to help managers explore how each of the Values can be brought to life through the demonstration of specific behaviours every day. Olivier and his team took time to explain what the Values meant to them personally, and the group were challenged to explore each value in turn and identify ‘real life’ examples of the Value in action. These examples, are now being used to help others define and understand what it means to be an effective manager in Acergy.

Through focus and disciplined adherence to these values, we will be able to achieve our vision: to be acknowledged by our clients, our people, and our shareholders, as the leader in seabed-to-surface engineering and construction.

Acting on our commitments

Acergy is committed to ensuring that we act on our commitments under the highest ethical standards. We expect employees to adhere to all company policies and to be responsible for reporting suspected violations of the law or corporate policy to management. Employees are required to annually confirm that they have read and are familiar with the policies set forth in our Code of Business Conduct, which include a Code of Ethics and Business Conduct to prevent bribery and corruption. Detailed training is provided to employees on a regular basis to ensure they understand company expectations. Further details on our Code of Business Conduct can be found in the ‘Corporate Governance’ section.

Suspected violations are identified through internal control procedures, supervisory reviews, hotline calls, and employee or third-party tips. Our internal Business Assurance Service and management investigate suspected violations of law, business practices, or internal control procedures.

To facilitate the reporting of fraud and corruption at the workplace in relation to internal controls in the financial, auditing, accounting and banking fields there is a whistle blowing system in place that is available to all of our people to be able to confidentially report any concerns. The system ‘Safecall’ is an alternative way of reporting genuine concerns, which individuals feel may not be adequately dealt with by other existing reporting channels such as line management or personnel representatives. The facility is provided by a third-party company, to ensure that we are able to leverage from their provision of quality service, as well as providing the opportunity for people to raise their concerns in a professional and confidential manner. Given the global nature of our business this facility ensures that standardisation and quality can be sustained for Acergy all over the globe, as multi-way telephone interviews can be carried out in over 150 different languages and dialects.

Our employment practices are governed by our Code of Business Conduct, which support our commitment to equal employment opportunity, prohibit harassment and discrimination in the workplace, and are consistent with applicable laws and regulations of the countries in which we operate. Acergy does not tolerate any form of discrimination or harassment in the workplace.

A dedicated and experienced team of people

Acergy is, at heart, a business driven by the passion and know-how of our people. We are committed to attracting, developing and retaining a truly multicultural world-class workforce to achieving our ambitions.

One of the tightest constraints on the growth of our business over recent years has been people, with the average age and experience of people within the industry falling significantly over the past decade, the industry has faced considerable challenges in recruiting talent to satisfy future capacity.

2009 has been a challenging year for all businesses. During this difficult period, we have demonstrated financial discipline and effective management of our cost base. This has resulted in a reduction in the workforce as employment levels have been adjusted to address declining activity levels in some geographies.

In challenging times, successful companies are those that apply business discipline to maintain focus on delivering on behalf of its’ clients, while maintaining its risk profile within acceptable tolerances in order to manage effectively through the short-term challenges without compromising its long-term strategy and expertise.

People by business segment

As at November 30, 2009 Acergy employed nearly 6,400 people worldwide. The Corporate category includes offshore personnel.

Split permanent/contractor

Approximately 70% of our global workforce are permanent employees. This is a common split within the offshore engineering and construction industry and enables us to effectively leverage our global capabilities to meet our clients needs.

Acergy	Annual Report and Financial Statements 2009

Despite these short-term challenges, we believe the fundamentals of our business remain strong and the need to access new reserves and to replenish production will return our markets to growth. This, we believe will once again present capacity constraints and that the challenges the industry has faced in recent years in recruiting talent will return.

To address the short-term challenges and to ensure we are well placed to capitalise on new growth opportunities, we continue to leverage one of our global capabilities, namely our people, while realigning our business to meet the future needs of our clients. We continue to focus on selected recruitment in the traditional regions, as well as maintaining a strong focus on critical growth countries, including Angola, Australia, Brazil, Malaysia and Nigeria.

Our strategy is to increase the number of national employees in key markets and to train them in technical and professional skills necessary for working on existing and future projects and operations. Over the long-term, this helps us to develop a pool of talented employees to meet future business needs around the world, beyond supporting local operations. These actions will ensure that we have a truly integrated presence and that we are well placed to satisfy demand for our services in the future.

People development

In an industry where people are a core asset, continued focused development and training is key to maintaining expertise and driving the creativity and innovation of our people which remains an essential element to achieve our ambitions.

We are committed to supporting the ongoing training and development of our people. Placing individuals at the centre of their own learning and development represents the cornerstone of our Group culture. The Acergy Academy is instrumental in delivering a wide range of development opportunities and has been a leader in our industry. Initially designed to help the development and career progression of our engineering discipline via functional and technical training, the long-term goal of the Academy has always been to provide the same opportunities across all business functions within Acergy.

During 2009, we have focused on a number of initiatives, including:

• Extending our Acergy Academy development programmes to cover all employees, wherever they live and work. In addition to developing skills within a field of expertise it provides our people with the ability to broaden their individual skill base and to enable greater career opportunities throughout the business.

• Continued investment in our current managers and leaders to help them become better managers and leaders so that they can help others to fulfil their potential.

• Ongoing development of key talent at all levels, including the identification, development and retention of today’s management, as well as an emphasis on our young talent, creating the leaders of the future in respect of leadership in both management and technical expertise.

• Succession planning to ensure all key roles have identified successors ready to step into roles and facilitate a smooth transition and to support our vision to become the acknowledged leader in our field.

People are central to our success, providing opportunities for our people to develop their capabilities and to achieve their potential, while ensuring they remain healthy, fit and secure, whether at home or at work, wherever they may be in the world, means we are well placed to meet with enthusiasm the challenges of the future.

Innovation

Every day, Acergy utilises advanced technologies in some of the world’s harshest environments. We depend on human innovation and endeavour to succeed. We encourage our people to think deeper about learning and development and to work across multi-disciplines to deliver and exceed our clients’ expectations.

The development of a new type of radius controller is one example of strong technical innovation. The laying of static umbilicals sometimes required the handling of large in-line transitions joints. The installation is always a delicate operation, requiring careful co-ordination to limit the loss experienced by the umbilical’s transition joints. It is an operation that previously required the co-ordination of two cranes, each working independently to take the strain while loading the umbilical on to a vessel. Failure to support effectively the weight of the umbilical has the potential to overload and damage the product.

Through the work of a multi-disciplinary team of engineers a new type of radius controller has been developed. Three detailed design concepts were considered for evaluation. After considering each potential solution, evaluating each design’s effectiveness, stability and ease of access one design concept was selected for future development. The proposed solution immediately removed the need for one of the cranes, simplifying the operation and vastly reducing the risks involved. The design was fitted aboard Acergy Eagle in 2009. The new adjustable radius controller, which can handle products up to 300 Kg/m, immediately produced exceptional operational results. The transfer of the umbilical transition joint over the tensioner tower during installation was regarded as the most complex element of the StatoilHydro Gjoa Project. The use of the new radius controller more than halved the operational time required and ensured the operation was performed in a safe manner.

Operating safely across the business

At Acergy achieving excellence in safety and health in the workplace is a core value. Safety remains at the heart of all our operations and we are committed to achieving our safety vision: an incident free Acergy workplace everyday, everywhere:

• Nobody hurt

• No damage to the environment

• No damage to the property, vessels or equipment

(a)  The Days Away From Work Cases (DAFWC) frequency rate is calculated as Number of DAFWC multiplied by 200,000, divided by Number of Manhours.

To achieve this vision, all employees and contractors must accept responsibility and accountability for safe performance on the job. Effective safety, health and environmental leadership behaviours are essential and a key component of our management behaviours. The Group’s Health, Safety, Environment and Quality (HSEQ) Director is a member of the Corporate Management Team and reports directly to the Chief Executive Officer. In addition, the HSEQ Director reports regularly to the Audit Committee to provide assurance on HSEQ activities.

As Acergy operates worldwide and our people continue to move around the globe, our HSEQ needs to look and feel the same everywhere whilst meeting local regulations. This requires everyone to adhere to our safety visions and to share consistent HSEQ expectations and to be committed to ensure that we only do things one way, the safe way, with the confidence that any one of us can stop the job if they are unsure or feel unsafe. This will help us to achieve our vision of an incident free Acergy workplace everyday, everywhere.

Through our Management System we have established a framework for setting and reviewing HSEQ and security objectives for the Group. Our HSEQ and security philosophy is based on the international standards of ISO 9001:2000 for Quality, OHSAS 18001 for occupational health and safety, ISO 14001 for environmental management and international best practice and standards for security. This is supported by management commitment, personal accountability, training, fairness, and performance measurement, through which, work processes are clearly described, risks are identified and mitigated, critical procedures are developed, and workforce responsibilities are defined. Accordingly, we are committed to preventing injuries, damage to the environment and damage to or loss of property or equipment.

The Management System also provides the necessary instructions, procedures and guidelines encompassing all areas of the Group’s operations to assure the quality of our services to clients. The Group maintains a stringent quality assurance programme throughout our organisation in accordance with ISO 9001:2000, an international standard established by the International Organisation for Standardisation to certify quality assurance systems.

The Group introduced the Total Acergy Quality Leadership (TAQL) initiative to further drive the total quality management process across our organisation. Each of our segments has dedicated professional health, safety, environment and quality assurance staff, who are responsible for overseeing and supporting the projects in that particular segment.

However, our commitment is all encompassing. Everyone working at Acergy has a duty to comply with and to embrace the following principles, to which management is fully committed:

• Uphold HSEQ and security as a core business value of the Group to achieve the elimination of unsafe actions and conditions.

• Communicate to our people that anyone who observes an action or condition that is unsafe has a right and duty to intervene and stop the operation, and that this action will be supported by management.

• Foster a positive and progressive HSEQ and security culture throughout our organisation ensuring that all our people, whether employed directly by us or working on our behalf, work responsibly to meet our HSEQ and security standards whilst complying with the applicable laws, regulations and good industry practices in each country of operation.

• Provide the resources, training and development to ensure that work is carried out safely, professionally and with full consideration for environmental protection.

• Identify hazards and assess risks so that we actively manage our operations safely.

• Investigate all events where injuries, damage to property or harm to the environment has occurred or could have occurred. Furthermore, we will learn from such events to prevent them recurring in the future and operate a ‘just’ system of accountability when dealing with HSEQ and security infringements.

Actions taken during 2009

We were disappointed that our HSEQ results in 2008 did not support our safety vision. We had not created, on a sustained basis, the safe environment we desire on every worksite. We remain committed to ensuring nobody gets hurt. We continuously work to improve the safety and health of our employees and contractors.

The results of an extensive offshore study aboard our vessels deployed in West Africa highlighted an invaluable lesson. The most significant causes of incidents and injuries are directly connected to certain human behaviours that put people at risk. The study identified 84 behaviours, 16 of which were the critical ‘at risk’ behaviours which directly contributed to the incidents. The top five ‘at risk’ behaviours accounted for nearly two thirds of our injuries. By eliminating those top five behaviours we could prevent over 60% of our recorded injuries.

Significant time and focus was invested during 2009 to improve our performance and to achieve a sustainable improvement. As a result of this focus on critical at risk behaviours, and evident diligence on the vessels involved in the survey, we achieved no recordable injuries during the year-long campaign in West Africa, involving seven large construction and survey ships. The lessons learned were applied across the Group and helped to drive an improved recordable injuries performance in 2009 extending this awareness throughout our fleet, yards and work sites to further improving our safety performance.

Fiscal year 2009 saw a continued intense operational focus, including the offshore completion of a number of major projects. With this has been a considerable effort with respect to HSEQ. The impact of our continued focus on HSEQ, including our focus on critical ‘at risk’ behaviours can be seen in our results for 2009.

Improved safety performance in 2009

During fiscal year 2009, 18 million manhours were worked, our Days Away From Work Cases (DAFWC) frequency rate was 0.10, a 40% improvement compared to 0.17 in 2008 and was in line with our Group target of <0.1. During the same period, our Total Recordable Injuries Rate (TRIR) fell nearly 30%. In December 2009 we saw the achievement of a significant milestone, for the calendar month, we achieved our safety vision of ‘no harm’. Including December, our results improved further reflecting an improvement of 60% and 40% for DAFWCs and TRIR respectively. Furthermore, the number of management HSEQ visits conducted increased and the number of safety observation cards completed increased to an all-time high.

During 2009, the crew of the Acergy Harrier was recognised for its exemplary safety record, receiving a commemorative plaque from client Petrobras for remaining 1,600 days without recording a single DAFWC. The milestone is especially significant considering the nature of the vessel’s deepwater diving operations and the total number of crew onboard conducting round the clock operations.

Operating in challenging environments

All of our projects are undertaken in remote and hostile environments, which present their own set of challenges and risks. A key task for our Project Managers is always to evaluate the risks involved at every stage of the project lifecycle, and take steps to eliminate or mitigate them as far as possible. Undesired events, always highly regrettable in themselves, can also have a negative impact on the progress of any project. Our track record in anticipating and managing all types of risk is one of the reasons why Acergy’s projects typically run on schedule and within budget. Our clients can depend on us to take care of health, safety, security and environmental considerations and risk management. Wherever in the world we operate, our projects always aim to meet or exceed any applicable risk management and safety legislation.

We remain focused on getting the HSEQ basics right, on investing in our people to enable them to fulfil their potential, and in achieving this in keeping with our core values to be building for the future. Working in accordance with our principles we will create a culture that holds at its heart the critical values of HSEQ and security and delivers improved business performance on a continuous basis. We aim to push back the boundaries of seabed-to-surface development and construction, but always in safe and sustainable ways.

Managing our environmental impacts

As a company with a long-term focus we work to ensure that the benefits from our projects are sustainable over time. Throughout the life cycle of our projects and our presence we seek to support and enhance the communities in which we operate.

We strive to respect the principles of sustainable development as much as possible in our own business activities. Globally aware, locally sensitive is a strong ethos within Acergy’s operations and underlines the importance of local expertise and innovation in deepwater subsea fabrication, while ensuring compliance with national regulations.

Environmental Performance

We are committed to conducting business throughout the world in a manner that protects and reduces our impact on the environment. We integrate environmental improvement into our business plans and strategies, and address key environmental issues that are specific to the processes and activities of each business. We conduct business in accordance with a well-defined set of processes, which comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention and ISO 14001 for environmental management, through which we effectively manage our environmental aspects and limit the damage to or loss of property and equipment.

Our commitment to operating in an environmentally sustainable manner is anchored in our environmental approach, whereby we promote the Positive Attitude, Caring for the Environment (PACE) by associating our business with environmental improvement and commitment. Our policy emphasises individual responsibility, fosters appropriate operating practices and training, and requires our ships, yards and work sites to be designed, operated and managed with the goal of preventing incidents, and controlling emissions and waste to within acceptable levels. This is not only core to our commitment to environmental responsibility, but will also help us to reduce operating costs, improve safety and reduce our impact on the environment.

Recent additions to the fleet, including Skandi Acergy and Acergy Viking, both delivered in 2008, carry the ‘CLEAN-DESIGN’ notation. This notation stipulates requirements for controlling and limiting operational emissions and discharges. These requirements cover the most important environmental aspects, including: fuel tanks’ protection from grounding damage, the handling of sewage and garbage; ballast water; and fuel oil. As well as combustion machinery emissions (NOx and SOx), the use of refrigerants and Green Passport Inventory for recycling the ship. In addition, the ‘CLEAN-DESIGN’ notation stipulates defensive design, accident prevention and consequence limitation requirements, thus providing additional environmental protection. Furthermore, Acergy Borealis, our new state-of-the-art pipelay ship will also carry this notation upon delivery.

As a global operator, we operate in a number of environmentally sensitive parts of the world. Wherever we operate, we meet local regulations for environmental performance, and where there are no local regulations we seek to operate to standards that we believe are protective of the environment. Our HSE advisors are trained to develop environmental management programmes and awareness training for each project. We are looking to improve our own economic and environmental performance, by doing no harm and reducing the environmental impact of our activities.

Our environmental initiatives during 2009 included:

• The commencement of detailed collection and collation of environmental data across the entire Acergy fleet.

• Seeking ways to reduce the consumption of fresh water and preserve water quality through efficient re-use.

• Improving ship fuel consumption.

• Effectively managing waste across the business.

In Aberdeen, Acergy has made a significant investment as part of our continuing commitment to environmental improvement and sustainability. Our new offices in Westhill have the largest commercial ground source heating system in Scotland. The facility has been recognised as ‘very good’ by the British Research Establishment Environmental Assessment Method (BREEAM). Key elements which have been designed into the building, include a 98 bore hole ground source heating systems to reduce carbon emissions by one-third, a rainwater capture system to significantly reduce the buildings water consumption, as well as measures to improved biodiversity of the building and its surrounding area.

Safe and Healthy

We believe that a successful business relies on a healthy workforce and we take seriously those health issues that impact our workforce whether work-related or not.

To improve the health of our people we have throughout the business adopted PATH, ‘Positive Attitude to Health’, through which we seek to reduce illness and sickness absence. We actively manage our approach to ensuring that our workforce is healthy. During 2009, we continue to assess the health risks facing our people and to provide ongoing advice to our people in order to mitigate these risks. One noticeable health concern, during the year, was the worldwide swine flu pandemic. A thorough communication campaign provided necessary advice and support to our people worldwide. As a result there were no operational interruptions arising from this pandemic.

Further details on our approach to safety and our safety performance can be found on pages 38 to 39.

Community

We have incorporated the practice of sustainable development into our way of doing business, including working to change our peoples’ attitudes and practices, acting socially responsibly in the communities in which we work, working with our clients to minimise our consumption of non-renewable resources and working with local communities to help care for and improve their local environments.

Our people around the world actively support their local communities through many social and charitable events during 2009. Two long standing programmes that the Group and our people have supported for are our Malaria Control Programme in Angola and the Hope Project in Brazil.

Malaria Control Programme (MCP)

The MCP was established, under the guidance of Dr Jean-François Foucher, to help protect employees and their families. Education and the distribution of impregnated mosquito nets among our employees homes played a key role in the programme, which combats malaria through awareness, mosquito bite prevention, anti-malaria medication and early diagnosis and treatment. The MCP which has been running successfully for many years and the work carried out by the local Sonamet team is recognised by the Angolan authorities. Moreover, the World Health Organisation (WHO) includes details of the results of the programme in their publications which are sent to governments. The protection of the nets combined with an initiative to limit mosquito-breeding areas has proved highly successful. Malaria cases among Sonamet staff are now rare. Furthermore the preventive action of the mosquito nets has a significant effect on neighbouring houses, which accounts for the now-proven regression of the disease. This work in engineering Acergy’s MCP in Lobito, with the help of oil companies, has been recognised by the WHO and has achieved remarkable results in tackling the effects of malaria in Angola.

Hope project

During 2009, Acergy SAM was recognised by the ‘honoris causa’, or ‘honourable cause’ award at a recent awards ceremony, hosted by the Brazilian Sate of Pernambuco for its continued support of the Hope Project, otherwise know as Projeto Esperanca.

The Hope project was first established in 2000 to help support institutions in dire need of assistance and additional material and human resources. To date, more than 110,000 people across Brazil have directly benefited from the Project’s support. In four years, the Project has helped contribute more than 180 tonnes of food and 16,000 toys to the Pernambuco Solidarity Citizenship Action Committee.

Globally aware, locally sensitive is a strong ethos that sits at the very heart of Acergy, worldwide.

Business Review:

Risk

Managing Risks

and Uncertainties

Effective management of risk and opportunity is essential to the delivery of the Group’s vision, achievement of sustainable shareholder value and protection of its reputation. The Board acknowledges its responsibility for the Group’s system of internal control and for reviewing its effectiveness. The Group’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

Independent Assurance

This key element of our governance framework is provided primarily by our internal Business Assurance Services division and also by external advisors.

Business Assurance provides assurance to the Board, the Audit Committee, the Chief Executive Officer and the Management Team that effective and efficient internal control processes are in place to identify and manage business risk across the Group. In particular, Business Assurance assists management by carrying out independent appraisals of the effectiveness of the internal control environment and makes recommendations for improvement, and supports the Group’s business risk management policies.

Other external advisors have recently provided advice to the Board of Directors on issues related to Corporate Governance such as Board Effectiveness and insurance cover.

The Independent Registered Public Accounting Firm’s report to shareholders on the Financial Statements is set out on page 93.

Management-Based Assurance

The Management Team is responsible for monitoring, managing and, where possible, mitigating the various risks facing the business. These activities fall into the following categories:

Market Risks

•  Market Intelligence Gathering

•  Dedicated Relationship Manager for each major client

•  Comprehensive Fleet Rejuvenation Programme

•  Cost Reduction Initiatives

Strategic Risks

•  Analysis of Ownership vs. Lease of New Assets

•  Organisational Restructuring

•  Use of Joint Ventures for Higher-risk Investments

•  Long-Term Scenario Planning

Operational Risks

•  Regular Reviews of Insurance Cover

•  Critical Asset Management Programme

•  Regular Supplier and Sub-Contractor Audits

•  ISO 9001 Quality Compliance Audits

Financial Risks

•  Annual Financial Reporting Risk Self-Assessments

•  Annual Reviews of Uncertain Tax Positions

•  Financial Training and Development Programme

•  Regular Testing of Key Internal Controls

Compliance Risks

•  Whistleblower Hotline for All Employees

•  Annual Fraud Risk Self-Assessments

•  Published Code of Business Conduct

•  Anti-Corruption Compliance Committee

For a further discussion, refer to ‘Risk Factors’.

Commercial Assurance

Marketing of our services is performed through our territories and regional offices, and most of our work is obtained through a competitive tendering process. When a target project is identified by our marketing team, the decision to prepare and submit a competitive bid is taken by management in accordance with delegated authority limits. Cost estimates are prepared on the basis of a detailed standard costing analysis, and the selling price and contract terms are based on our commercial standards and market conditions.

Formal review process: Before the tender package is submitted to the client, it is subject to a disciplined review process. Tenders are first reviewed at the regional level where the technical, operational, legal and financial aspects of the proposal are considered in detail. Completion of the regional review process requires the formal approval of the Vice-President of the region, followed by a detailed review by our corporate tender review board, which is composed of a cross-functional team of senior level managers.

•  Tenders with values between $10 million and $60 million require approval from the Chief Operating Officer and Corporate Vice President for Business Development.

•  Tenders with values greater than $60 million require the further approval of the Chief Executive Officer.

•  Tenders in excess of $250 million require a further review and approval of the Board of Directors.

Risk management: A formal risk assessment is performed for each project for which we intend to submit a tender. The assessment consists of a legal risk assessment that compares the contractual terms and conditions of the proposed tender to our standard terms and conditions. The financial impact of any deviation from our standard terms and conditions is quantified and a risk mitigation plan is proposed. In addition, an operational risk assessment is conducted that analyses factors such as the impact of weather, supplier delays, strikes, and other factors to quantify the potential financial impact of such events.

Standardisation of approach: The implementation of standard tendering policies has resulted in the information contained in tender review packages being uniform across the organisation, allowing the relative risks and benefits of tendering for various projects to be assessed. As projects continue to increase in size and complexity, a larger proportion of tenders are reviewed centrally by corporate management and great

Acergy	Annual Report and Financial Statements 2009

Risk Framework

emphasis is placed on adherence to the standard contractual terms and conditions. With these policies in place, a significant amount of management time is devoted to the tendering process and, given the costs associated with the tendering process, management is selective of the initiation of new tenders, focusing on those tenders it believes it is well placed to win and which will deliver a positive financial return.

Variation orders: The Group’s policy is not to undertake variations to work scope without prior agreement of scope, schedule and price. A tender board appointed to supervise each tender can decide whether or not to deviate from this policy. It is customary that, where a variation to the project scope or specifications is required, execution of the project usually continues through to completion. Precise agreement with the client on the financial responsibilities of all parties will be ongoing. These often give rise to claims and variation orders, which will be negotiated with the client during the ordinary course of the project, although settlement may follow the completion of the offshore activities.

Internal Controls

The Board acknowledges its responsibility for the Group’s system of internal control and for reviewing its effectiveness. The Group’s system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable but not absolute assurance against material misstatement or loss.

The Group carried out an evaluation under the supervision, and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of disclosure controls and procedures as at November 30, 2009.

The Group’s management, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework, believes that as of November 30, 2009 the Group’s internal control over financial reporting was effective.

Management’s Report on Internal Control over Financial Reporting, as well as an attestation Report from our Independent Registered Public Accounting Firm is part of our Annual Report on Form 20-F for fiscal year 2009, which will be filed with the SEC see ‘Cross reference table’ on page 178. We intend to maintain our focus on improving the control environment within the business and we consider it to be a key pillar contributing to an appropriate financial strategy.

As of November 30, 2009 no material weaknesses had been identified. For ongoing monitoring of the progress of Sarbanes-Oxley compliance project, regular Sarbanes-Oxley Steering Committee meetings are held. Members of the Steering Committee include the Chief Financial Officer, the Group Financial Controller and the Head of Compliance. In addition, representatives from our Independent Public Accountant are invited to attend certain meetings.

There has been no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Board derives further assurance from the reports from the Audit Committee, which has been delegated responsibility to review the effectiveness of the internal financial control systems implemented by management and is assisted by Business Assurance.

Risk Factors

The following factors and the other information contained in this Report should be carefully considered. The following is a summary of the risks that may affect some or all of our activities and which may affect the value of an investment in our securities. If any of the events described below occurs, our business, financial condition or results of operations could be materially adversely affected. This summary is not exhaustive. Additional risks and uncertainties that the Group is unaware of or that the Group currently deems immaterial may in the future have a material adverse effect on the Group’s business, results of operations and financial condition.

Business Review:

Risk continued

Market Risks

Our business is affected by expenditures by participants in

he oil and gas industry.

Demand for our services depends on expenditures by participants in the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of offshore oil and gas. Should a major international or national oil and gas company significantly scale back its project expenditure programme, or delay, change the scope of, or cancel projects already included in our backlog, this may have adverse effects on our revenue and profits.

Offshore oil and gas field capital expenditures are also influenced by many other factors beyond our control, including:

•prices of oil and gas and anticipated changes in world oil and gas demand;

•the discovery rate of new offshore oil and gas reserves;

•the economic feasibility of developing particular offshore oil and gas fields;

•the production from existing producing oil and gas fields;

•political and economic conditions in areas where offshore oil and gas exploration and development may occur;

•governmental regulations regarding environmental protection and the oil and gas industry generally, including policies regarding the exploration for, pricing and production and development of their oil and gas reserves; and

•the ability of oil and gas companies to access or generate capital and the cost of such capital.

We face competition both for contracts and for resources.

Contracts for our services are generally awarded on a competitive bid basis, and although clients may consider, among other things, the availability and capability of equipment and the reputation and experience of the contractor, price is a primary factor in determining which contractor is awarded a contract. Intense competition could result in pricing pressures, lower sales and reduced margins that would have an adverse affect on our operating results, cash flows and financial condition.

We may experience constraints in our supply chain due to future increases in expenditure by our clients in the industry which could lead to increased competition for resources, such as raw materials, equipment and skilled workers. Such supply chain bottlenecks could negatively affect our results of operations. Additionally, if we are unable to attract and retain skilled workers in a competitive environment, our business will be adversely affected. ‘Additional Information – Competition’.

We depend on certain significant clients and long-term contracts.

The loss of any one or more of our significant clients, or a failure to replace significant long-term projects on similar terms, or a substantial decrease in demand by our significant clients, could result in a substantial loss of revenue which could have a material adverse effect on our business. ‘Financial Review – Business Segments results’ and ‘Additional Information – Clients’ provide summaries of our largest contracts and largest clients.

Strategic Risks

Our international operations expose us to political, social and economic instability in the developing countries in which we operate and other risks inherent in international business.

Many of our operations are performed in emerging markets such as Angola, Nigeria, and Brazil. Operations in these emerging markets present risks including:

•economic and political instability;

•increased risk of fraud and political corruption;

•boycotts and embargoes that may be imposed by the international community;

•requirements to use local suppliers or subcontractors;

•disruptions due to civil war, terrorist activities, piracy, labour unrest, election outcomes, shortage of commodities, power interruptions or inflation;

•the imposition of adverse tax policies; and

•exchange controls and other restrictions by foreign governments.

Such events could cause cost overruns on projects for which we are not reimbursed. Additionally, these factors could delay the completion of projects resulting in contractual penalties and the unavailability of assets that are needed elsewhere. Political or social instability could also reduce growth opportunities for our business.

We are exposed to substantial hazards, risks and delays for which liabilities may potentially exceed our insurance coverage and contractual indemnity provisions.

Our operations could result in injury or death to personnel or third parties, damage to or loss of property. A successful liability claim for which we are underinsured or uninsured could have a material adverse effect on us. Additionally, such events could cause the suspension of our operations on a particular projects, delays and costs overruns.

We generally seek to obtain indemnity agreements from our clients requiring them to hold us harmless in the event of damage to existing facilities, loss of production or liability for pollution. Such contractual indemnification, however, does not generally cover liability resulting from the gross negligence or wilful misconduct of, or violation of law by, our employees or subcontractors. Additionally, if the client cannot satisfy its obligation, we could suffer losses.

We must continuously improve our technology and equipment to compete for business and avoid asset write-downs.

Our clients are seeking to develop oil and gas fields in increasingly deeper waters and more challenging offshore environments. To meet our clients’ needs, we must continuously develop new, and update existing technology for the installation, repair and maintenance of offshore structures. If we do not, we may not be able to meet our clients’ requirements and compete effectively for projects. In addition, rapid and frequent technology and market demand changes can render existing technologies obsolete, requiring substantial new capital expenditures and write-downs of our assets. Any failure by us to anticipate or to respond adequately and timely to changing technology, market demands and client requirements could adversely affect our business and financial results.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

The revenue and costs of operations and financial position of many of our non-US subsidiaries are measured initially in the local currencies of countries in which those subsidiaries reside. That financial information is then translated into US dollars (our reporting currency) at the applicable exchange rate.

The exchange rate between these currencies and the US dollar may fluctuate substantially, which could have a significant effect both from a translational and operational perspective on our reported consolidated results of operations and financial position. For a discussion of our exposure to exchange rate fluctuations, see Note 37 ‘Financial Instruments’ to the Consolidated Financial Statements.

We attempt to manage our foreign currency exchange exposure by using derivative instruments to hedge revenue or expenditure that is not in the functional currency of a given subsidiary. However, we cannot eliminate such exposure and, therefore, currency exchange rate movements and volatility can have a material adverse impact on our financial position.

Acergy	Annual Report and Financial Statements 2009

Operational Risks

We may experience equipment or mechanical failures.

We operate a scheduled maintenance programme in order to keep all assets in good working order, but despite this breakdowns can and do occur. Such problems could increase costs, impair revenue and result in penalties for failure to meet project completion requirements.

Our results may fluctuate due to adverse weather conditions.

A substantial portion of our revenue from continuing operations is generated from work performed offshore West Africa and in the North Sea, where during certain periods of the year adverse weather conditions usually result in low levels of offshore activity. During such periods of curtailed activity, we continue to incur operating expenses, but our revenue from operations is delayed or reduced.

Unexpected costs may adversely affect the amount we realise from lump-sum contracts.

A significant proportion of our business is performed on a lump-sum or turnkey basis. Consequently, unexpected costs can reduce the profitability of a lump-sum or turnkey project if we are not contractually entitled to compensation for the cost overrun. Unexpected costs can arise from equipment failures, subcontractor problems, unanticipated offshore conditions or price increases on necessary materials.

We employ the percentage-of-completion method of accounting, which relies on our ability to develop reliable estimates of our progress toward completion. Unexpected costs could require us to take charges against income to reflect properly the level of completion of a project and to recognise loss-making projects immediately. This could result in a reduction or elimination of previously reported contract revenues.

Unexpected costs and or delays in completing Acergy Borealis

The completion of Acergy Borealis is covered by several contracts. The construction and purchase contracts are managed by the Company. There can be no certainty that the construction of the ship will be completed on time and on budget.

Financial and Compliance Risks

Our reputation and our ability to do business may be impaired by corrupt behaviour by any of our employees or agents or those of our affiliates.

We and our affiliates, including our subsidiaries and joint ventures, operate in countries known to experience governmental and institutional corruption. While we are committed to conducting business in a legal and ethical manner, there is a risk that our employees or agents or those of our affiliates may take actions that violate the law and could result in monetary penalties against us or our affiliates and could damage our reputation and, therefore, our ability to do business.

We are exposed to financial risk involving third parties.

If one or more of our major banks or depositing counterparties becomes insolvent we could lose access to agreed credit lines or lose our cash deposits.

If the consortium of banks which provides our guarantee facilities is unable to continue to provide the current level of guarantee facilities, this would negatively impact our ability to bid for new contracts and could undermine our ability to fulfil existing contracts since a large portion of available contracts require provision of bank guarantees.

We may be liable to third parties for the failure of our joint venture partners to fulfil their obligations.

Our ability to service indebtedness and fund our operations depends on cash flows from our subsidiaries.

As a holding company, our principal assets consist of our direct and indirect shareholdings in our subsidiaries. Accordingly, our ability to make required payments of interest and principal on our indebtedness and funding of our operations is affected by the ability of our operating subsidiaries, our principal source of cash flow, to transfer available cash to us. The inter-company transfer of funds and repatriation of profit or capital (by way of dividends, inter-company loans or otherwise) may be restricted or prohibited by legal requirements applicable to the respective subsidiaries and their directors, especially in the event that our liquidity or financial position is uncertain. In addition, such repatriation of profits, capital or funds could be subject to tax at various levels within our corporate structure and, depending on where tax is payable, our effective rate may be adversely affected.

Our tax liabilities could increase as a result of changes in the Luxembourg tax regime.

The Luxembourg Holding Company Law of 1929 provides exemption from Luxembourg corporate taxes on earnings (including dividends, interest and royalties) in certain circumstances. This special tax status will terminate on December 31, 2010 and from January 1, 2011 we will become subject to Luxembourg’s ordinary tax regime which may affect our tax liabilities thereby increasing our tax liabilities.

We are evaluating corporate structuring alternatives to maximise the efficiency of our corporate structure and holdings. However, there can be no guarantee that such alternatives will be as beneficial, or more beneficial from a tax perspective than our current corporate structure. We may also not pursue any such alternatives.

Our tax liabilities could increase as a result of adverse tax audits, enquiries or settlements.

Due to our global operations, we routinely deal with complex transfer pricing, permanent establishment and other similar international tax issues, as well as competing tax systems where tax treaties may not exist. In the ordinary course of events our operations are currently or will be subject to audit, enquiry and possible re-assessment by different tax authorities.

We provide taxes for the amounts that we consider becoming payable as a result of tax audits and for which a reasonable estimate may be made. The risk exists that adjustments will be required to our tax provisions in later years as and when these and other matters are finalised with the appropriate tax authorities.

Our operations in various countries are currently subject to enquiries, audits and disputes including operations in France, UK, Nigeria and Congo. Further information about these issues, including a list of countries where we are currently subject to enquiries, audits and disputes, is provided in Note 12 “Taxation” to the Consolidated Financial Statements.

Our Articles of Incorporation impose restrictions on the ownership of our shares.

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with “imminent and grave damage” (as defined in our Articles of Incorporation), which term we understand is likely to include adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no US Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, and (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares.

Skandi Acergy
A new build heavy construction ship which joined the Acergy fleet in 2008. She meets the latest environmental criteria, has a fast transit speed and an ice class hull. She is a class leader amongst heavy construction ships. During 2009, she worked for multiple clients worldwide, including Angola, Brazil, as well as the North and Norwegian Seas.

Governance

48 Board of Directors
50 Corporate Management Team
52 Corporate Governance
53 The Board
57 Board Committees
61 Compensation of Directors and Corporate Management Team

Governance:

Board of Directors

Sir Peter Mason KBE 1946

Independent Chairman

Appointment: Sir Peter Mason has served as an Independent Non-executive Director since October 2006 and was appointed Chairman of the Board in May 2009.

Committee membership: Sir Peter is Chairman of the Governance and Nomination Committee and a member of the Audit Committee.

Skills and experience: He brings extensive management and oil service experience, having served as Chief Executive of AMEC from 1996 until his retirement in September 2006. Prior management positions include Executive Director of BICC plc and Chairman and Chief Executive of Balfour Beatty. Sir Peter was appointed as Chairman of the Board of Thames Water Utilities Ltd in December 2006 and has also been a Non-executive Director of BAE Systems since January 2003. He was also, until October 2008, a Board Member of the 2012 Olympic Delivery Authority. He is a Fellow of the Institute of Civil Engineers and holds a Bachelor of Sciences degree in Engineering. Sir Peter is a British citizen.

External appointments: Chairman of the Board of Thames Water Utilities Ltd and a Non-executive Director of BAE Systems PLC.

Tom Ehret 1952

Independent Deputy Chairman

Appointment: Mr. Ehret was appointed to the Board in November 2003, and served in the position of Chief Executive Officer of the Company from March 2003 until his retirement in April 2008. He continued as an Executive Board Member until June 2008 at which time he became a Non-executive Director.

Committee membership: Chairman of the Compensation Committee and a member of the Governance and Nomination Committee.

Skills and experience: Before joining Acergy in 2003, Mr. Ehret was Vice Chairman of the Management Board of Technip and President of its Offshore Branch. With more than 30 years experience in the offshore and subsea business, he was instrumental in several industry shaping moves. These included the turnaround of the loss making Stena Offshore, the 1989 acquisition of Sante Fe’s pipelay business by Stena Offshore, the 1995 merger between Stena Offshore and Coflexip and he negotiated the acquisition of this group by Technip in 2002. Mr. Ehret has worked in all major disciplines, both technical and commercial. Mr. Ehret is a French citizen.

External appointments: Mr. Ehret is Chairman of Viking Moorings Ltd, Deputy Chairman of Dockwise Ltd, a non-executive Director of Green Holdings Corporation and a member of the supervisory board of SBM Offshore N.V.

Jean Cahuzac 1954

Chief Executive Officer

Appointment: Mr. Cahuzac joined Acergy as Chief Executive Officer in April 2008 and joined the Board as an Executive Director following the 2008 AGM in May 2008.

Skills and experience: Prior to joining Acergy, he gained over 29 years experience in the offshore oil and gas industry, having held various technical and senior management positions around the world. From 2000 until April 2008 Mr. Cahuzac worked at Transocean in Houston, USA where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe. Prior to this he worked at Schlumberger from 1979 to 2000 where he served in various positions including Field Engineer, Division Manager, VP Engineering and Shipyards Manager, Executive VP and President. He is a Fellow and Director of the International Association of Drilling Contractors and a Fellow of the Society of Petroleum Engineers. He holds a Master’s degree in Mechanical Engineering from École des Mines de St Etienne and is a graduate of the French Petroleum Institute in Paris. Mr. Cahuzac is a French citizen.

Dr. Thorleif Enger 1943

Independent Non-executive Director Appointment: Dr. Enger was appointed to the Board as an Independent Non-executive Director at the 2009 AGM in May 2009.

Committee membership: He is a member of the Governance and Nomination Committee and the Compensation Committee.

Skills and experience: Dr. Enger has a PhD in Structural Engineering from the University of Colorado, USA. He has over 30 years of experience in the oil and gas industry. Dr. Enger is the former President and Chief Executive Officer of Yara International. He previously served as Executive Vice President of Hydro Agri from 1999 to 2004, Executive Vice President of Oil and Energy for Norsk Hydro from 1996 to 1999, and President of Hydro’s Exploration and Production Division from 1987 to 1996. He was the Chairman of Telenor ASA from 2003 until 2007. Dr. Enger is a Norwegian citizen.

External appointments: Dr. Enger is a Board member of FMC Technologies Inc., Marine Harvest ASA and Spring Energy Norway AS, and serves on the supervisory board of E.ON Ruhrgas AG.

Acergy	Annual Report and Financial Statements 2009

Dod A. Fraser 1950

Independent Non-executive Director Appointment: Mr. Fraser was appointed to the Board as an Independent Non-executive Director at the 2009 EGM in December 2009.

Committee membership: He is a member of the Compensation Committee.

Skills and experience: Mr. Fraser is President of Sackett Partners Incorporated, a consulting company, and a member of corporate boards. Mr. Fraser has 27 years experience as an investment banker providing strategic advisory and corporate finance services to natural resource companies. Mr. Fraser served as a Managing Director and Group Executive, leading the global oil and gas group with Chase Manhattan Bank, now JP Morgan Chase, from 1995 until 2000, and until 1995 he was a General Partner of Lazard Freres & Co. Mr. Fraser has been a trustee of Resources for the Future, a Washington- based, environmental policy think-tank. He is a graduate of Princeton University. Mr. Fraser is a U.S. citizen.

External appointments: Mr. Fraser is a Board member of Smith International, Inc., an oilfield service company; Forest Oil Corporation, an independent oil and gas company; and Terra Industries, Inc., a nitrogen-based fertilizer company. Mr. Fraser serves as Chairman of the Audit Committees of Smith and Forest and the Compensation Committee of Terra. He is also a member of the National Advisory Board of Outward Bound.

J. Frithjof Skouverøe 1944

Independent Non-executive Director Appointment: Mr. Skouverøe joined the Board as an Independent Non-executive Director in 1993.

Committee membership: He is a member of the Audit Committee.

Skills and experience: Mr. Skouverøe has been in the offshore business since 1976. He was previously CEO of Stolt-Nielsen Seaway, a predecessor of the Company.

Mr. Skouverøe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving Board member. He has successfully participated in the start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. Mr. Skouverøe is a Norwegian citizen.

External appointments: Mr. Skouverøe is the active owner and member of the Board of a group companies operating within industrial and financial investment activities in Norway. He is also on the Board of Bolig Berlin AS, Bordeaux Vinhandel AS and Bergshav Product Tankers KS, all privately owned Norwegian limited companies.

Trond Ø. Westlie 1961 Independent Non-executive Director Appointment: Mr. Westlie has been an Independent Non-executive Director of the Company since June 2004.

Committee membership: He is Chairman of the Audit Committee.

Skills and experience: Mr. Westlie was appointed Group Chief Financial Officer of A.P. Moller-Maersk A/S on January 1, 2010, and is a member of their Executive Board. He was previously Executive Vice President and Chief Financial Officer of the Telenor Group. He gained extensive experience in the oil and gas service sector as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and management positions including Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He qualified as a State Authorised Public Auditor from Norges Handelshøyskole (the Norwegian School of Economics and Business Administration) and has served on numerous corporate boards. Mr Westlie is a Norwegian citizen.

External appointments: Mr. Westlie is Group Chief Financial Officer of A.P. Moller-Maersk A/S and is a member of their Executive Board. He is also a Board member of Mesta Konsern ASA.

All Directors of the Board were elected at the Annual General Meeting of Shareholders on May 22, 2009, except as otherwise noted. The Board of Directors of Acergy S.A. comprises the persons listed above:

Under the terms of our Articles of Incorporation, our Directors may be elected for terms of up to six years and serve until their successors are elected. It has been our practice to elect directors for one-year terms. The terms of all of our directors will expire on the date of our next Annual General Meeting of Shareholders, scheduled for May 28, 2010. Under our Articles of Incorporation, the Board of Directors must consist of not fewer than three directors. Candidates for election as director can only be nominated by either an individual sitting director, or by the sitting Board of Directors. Elections are by shareholder vote.

Governance:

Corporate Management Team

Jean Cahuzac 1954

Chief Executive Officer

Appointment: Jean Cahuzac joined Acergy as Chief Executive Officer of the Company in April 2008 and joined the Board as an Executive Director following the 2008 AGM in May 2008.

Mr. Cahuzac’s full biography is included under “Board of Directors” on page 48.

Simon Crowe 1967

Chief Financial Officer

Appointment: Simon Crowe joined Acergy in October 2009 as Chief Financial Officer.

Skills and experience: Prior to joining Acergy, Mr. Crowe held senior financial, strategic and corporate finance positions across a range of industries, including several international energy companies, having worked in a number of locations around the world including London, Geneva, Houston, Paris and Singapore.

His most recent roles prior to joining Acergy were at Transocean as Vice President, Strategy and Planning, & Finance Director of Transocean’s Europe & Africa Business. He holds a degree in Physics from Liverpool University and is a member of the Chartered Institute of Management Accountants in the U.K. Mr. Crowe is a British citizen and lives in England, U.K.

Bruno Chabas 1964

Chief Operating Officer

Appointment: Bruno Chabas was appointed as Acergy’s Chief Operating Officer in October 2002, with responsibility for all the day-to-day commercial and operational activity of the five segments. In October 2008, his scope was extended to include Marine Assets, Operations and Supply Chain Management.

Skills and experience: Since joining the Group in 1992 Mr. Chabas has held various positions in the U.K., France and the U.S., including Chief Financial Officer. He has seen the Group’s rapid growth from the inside, having lived through all the major acquisitions. He holds an MA in Economics from the University of Science at Aix-en-Provence and an MBA from Babson College in Massachusetts. Mr. Chabas is a French citizen and lives in England, U.K.

Allen Leatt 1954

Chief Technology Officer & Corporate VP Engineering

Appointment: Allen Leatt joined Acergy’s Corporate Management Team in September 2003 as CTO.

Skills and experience: Mr. Leatt has been responsible for various parts of the business over the last six years. Presently he is responsible for the engineering function within Acergy, including corporate technology development. Mr. Leatt began his career in marine civil engineering with John Laing Construction for five years, and then spent six years at SubSea Offshore (now Subsea7) as a Project Engineer and Project Manager. He joined Technip S.A. in 1988, where he held a number of management and executive positions, ultimately as Executive Vice President for the SURF Product Line, before joining Acergy. He holds a degree in Civil Engineering, is a chartered civil engineer in the U.K. and holds a MBA from Cranfield University. Mr. Leatt is a British citizen and lives in London, U.K.

Øyvind Mikaelsen 1963

Senior VP Territory 1 and Regional VP Northern Europe And Canada

Appointment: Øyvind Mikaelsen was appointed Senior VP Territory 1 in July 2009, incorporating Acergy AME with his existing responsibilities for Acergy NEC which he has held since 2003.

Skills and experience: Mr. Mikaelsen began his career as a Contracts Coordinator with Kvaerner Rosenberg A/S from 1990 to 1992 and a Cost and Contracts Engineer with Norske Shell from 1988 to 1990. He joined the predecessor to Acergy in 1992 and has held a variety of positions, including contracts administration, project management and sales and marketing. In 2001, he was appointed VP Subsea Construction product line, based in Aberdeen, a position he held until his present appointment. He is a Board Director of the OLF, the Norwegian Oil Industry Association. He holds a Master of Science degree from the University of Trondheim in Norway. Mr. Mikaelsen is a Norwegian citizen and lives in Stavanger, Norway.

Acergy S.A. is a Luxembourg holding company and does not have officers as such. The following are persons employed by our subsidiaries who currently perform the indicated executive functions for our combined businesses, who are referred to as our Corporate Management Team in this Report.

Acergy	Annual Report and Financial Statements 2009

Olivier Carré 1952 Senior VP Territory 2 and Regional VP Africa And Mediterranean

Appointment: Olivier Carré was appointed Senior VP Territory 2 in July 2009, incorporating Acergy NAMEX and Acergy SAM with his existing responsibilities for Acergy AFMED, which he has held since March 2007.

Skills and experience: Mr. Carré started his career as an engineer with a civil engineering company. He joined the Group in 1981 as project engineer and held a number of positions in projects and operations, including that of Project Director on the Girassol SURF Project before being appointed Director for Projects and Operations in July 2003. He is a graduate of the Ecole Speciale des Travaux Publics. Mr. Carré is a French citizen and lives in Paris, France.

Andrew Culwell 1951 Corporate VP Health, Safety, Environment & Quality (HSEQ)

Appointment: Andrew Culwell joined Acergy’s Corporate Management Team in October 2008 as Corporate VP HSEQ.

Skills and experience: Mr. Culwell has overall responsibility for HSEQ within the Group and ensures alignment with all other operational activities around the segments. He has held a wide range of project and operational management roles, onshore and offshore, and has worked in the U.K., France, Netherlands, U.S., Brazil, Peru, Australia, Angola and Ivory Coast, during his 36 years in the industry, 16 of which have been with Acergy. Mr. Culwell is a U.S. citizen and lives in London, U.K.

Jean-Luc Laloë 1951 Corporate VP M&A and Corporate Development

Appointment: Jean-Luc Laloë joined Acergy’s Corporate Management Team in May 2003, bringing with him over 25 years of international experience in the offshore oil and gas construction industry.

Skills and experience: As Corporate VP M&A and Corporate Development, Mr. Laloë focuses on the long-term corporate development and evolution of the Group, together with the associated M&A strategic growth projects. Mr. Laloë began his career as a naval architect. He has since held a wide variety of positions around the world with Stena Offshore, Coflexip, Coflexip Stena and latterly Technip S.A., including Executive Vice President, North America; Managing Director, U.K.; Vice President Special Projects in Paris; Chief Financial Officer for Brazil; and Vice President Strategic Planning in Paris. He has a Masters degree in Aeronautical & Space Engineering. Mr. Laloë is a French citizen and lives in London, U.K.

Mark Preece 1958 Corporate VP, Business Development & Marketing

Appointment: Mark Preece joined Acergy’s Corporate Management Team in February 2004 as Corporate VP Business Development and Marketing.

Skills and experience: Mr. Preece has extensive commercial, operations management and business development experience gained both in the U.K. and internationally. Previously he was Managing Director with Bibby Line Ltd and with Stena Offshore, Coflexip Stena and Technip S.A. where he was Managing Director, Canada and Caspian; Senior Vice President U.K. and International Business Development, and a Board Member of Genesis Oil and Gas. In his earlier offshore career he was a Ship’s Master and a Marine Superintendent. He is a Master Mariner with an MBA from Henley Management College. Mr. Preece is a British citizen and lives in England, U.K.

Johan Rasmussen 1956 Corporate VP and General Counsel

Appointment: Johan Rasmussen serves as Corporate Vice President and General Counsel. He joined the Group in 1988 as an in-house legal advisor and was promoted to the position of General Counsel in March 1996.

Skills and experience: Prior to joining Acergy, Mr. Rasmussen served with a subdivision of the Norwegian Ministry of Defense and as a Deputy Judge in the Haugesund District Court from 1986 to 1988. Mr. Rasmussen has a Law Degree from the University of Oslo in Norway, is a Norwegian attorney-at-law and a member of the Norwegian Bar Association. Mr. Rasmussen is also our representative in the International Marine Contractors Association (“IMCA”) and currently serves as President of this Association. Mr. Rasmussen is a Norwegian citizen and lives in Sandnes, Norway.

Keith Tipson 1958 Corporate VP Human Resources

Appointment: Keith Tipson joined Acergy’s Corporate Management Team in November 2003 as Corporate VP Human Resources.

Skills and experience: Mr. Tipson’s role within the Corporate Management Team is to develop and implement the Group Human Resources strategy and develop the global Human Resources team. He has responsibility for resourcing, performance and reward, people development and internal communications. His previous experience in the engineering project sector was with the Dowty Group and latterly with Alstom where he held the position of Senior Vice President Human Resources, Power Sector, based in Paris. He has a business degree from Thames Valley University, London and has worked in Belgium, France, Switzerland and the U.K. Mr. Tipson is a British citizen and lives in London, U.K.

Governance:

Corporate Governance

Strong governance and strategic planning

Good corporate governance is more than just a statement of compliance. The Board is committed to achieving high corporate governance standards and we believe that there is a link between high quality governance and the creation of shareholder value. The Board believes strongly that the observance of these standards is in the best interests of all of our stakeholders.

Corporate Governance at Acergy

Acergy’s Board of Directors is responsible for and committed to the maintenance of high standards of corporate governance at all times throughout the Group.

The Board is charged with ensuring that the Group conducts its business in accordance with exacting standards of business practice worldwide and observes high ethical standards. The Group conducts its operations in challenging environments, which heightens the need for a robust culture of governance, and the role of the Board is to monitor and safeguard this governance culture. The Board and its Committees oversee the management of the Group’s operations, and report to shareholders on the effectiveness of Acergy’s controls.

The Group acknowledges the division of roles between shareholders, the Board and the Corporate Management Team. The Company further ensures good governance is adopted by holding regular Board meetings at which the Corporate Management Team attend to present strategic, operational and financial matters.

Legal and regulatory framework

Acergy S.A. is a ‘Société Anonyme Holding’ organised in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended and incorporated in Luxembourg in 1993 as the holding company for all of our activities.

Our registered office is located at 412F, route d’Esch, L-2086 Luxembourg and registered in the Companies’ Register of the Luxembourg District Court under the designation ‘R.C.S. Luxembourg B 43172.’ The Company’s principal executive office is care of Acergy M.S. Limited, based in London. In this Report, the terms ‘we,’ ‘us,’ ‘our,’ ‘Group,’ ‘Company’ and ‘Acergy’ refer to Acergy S.A. and, unless the context otherwise requires, its consolidated subsidiaries.

As a company incorporated in Luxembourg, and quoted on both the NASDAQ Global Select Market and the Oslo Børs, Acergy is subject to a number of different laws and regulations with respect to corporate governance.

Acergy is subject to NASDAQ Marketplace Rule 5600 establishing certain corporate governance requirements. Pursuant to Rule 5615(a)(3), as a foreign private issuer we may follow our home country corporate governance practices in lieu of the requirements of Rule 5600 provided that we comply with certain mandatory sections of Rule 5600, make disclosure of those areas where our home country practice departs from NASDAQ requirements, and provide certification to NASDAQ that our corporate governance practices are not prohibited by Luxembourg law. Further details can be found on page 165. As a company listed on the Oslo Børs, we seek to comply with certain aspects of Norwegian securities law where these do not contradict Luxembourg laws and regulations and those of the NASDAQ Global Select Market and the U.S. Securities and Exchange Commission (SEC).

A key corporate governance activity undertaken by the Group concerns compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which is applicable to most companies listed on a U.S. national securities exchange and enforced by the SEC.

Acergy	Annual Report and Financial Statements 2009

Governance:

The Board

Board Members

•Sir Peter Mason KBE Chairman

•Tom Ehret Deputy Chairman

•Jean Cahuzac Chief Executive Officer

•Thorleif Enger Non-executive director

•Dod A. Fraser Non-executive director

•J. Frithjof Skouverøe Non-executive director

•Trond Ø. Westlie Non-executive director

The Board of Directors is accountable for the proper stewardship of the Group’s affairs, with the Non-executive Directors having a particular responsibility for ensuring that strategies proposed for the development of the business are critically reviewed. This ensures that the Board of Directors acts in the best long-term interest of shareholders and takes account of the wider community of interests represented by clients, employees and suppliers, as well as broader social, environmental and ethical interests.

Board relations with management

The Board of Directors is responsible for overall control of the Group’s affairs. The Corporate Management Team is responsible for control and management of day-to-day business matters. The Board of Directors delegates day-to-day and business control matters to the Chief Executive Officer who, with the Corporate Management Team, is responsible for implementing Group policy and monitoring the performance of the business.

The Corporate Management Team comprises the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Senior Vice Presidents of Territories 1 and 2 and the heads of all the key Group functions. Effective liaison between the Board of Directors and the Corporate Management Team is achieved through regular attendance by members of the Corporate Management Team at Board meetings, and the provision of financial and operational updates by the Corporate Management Team to the Board of Directors.

Board balance

The Board of Directors comprises a Non-executive Chairman, the Non-executive Deputy Chairman, the Chief Executive Officer, and four further Non-executive Directors. Biographies of Board members, along with details of their committee memberships, are shown on pages 48 and 49.

The posts of Chairman and Chief Executive Officer are separate and their responsibilities are clearly defined. The Chairman is responsible for the leadership of the Board, ensuring its effectiveness and independence from the Group’s management. The Chief Executive Officer is responsible for implementing the strategy of the business, within the authorities delegated to him by the Board.

The Chairman is supported by the Deputy Chairman. The Non-executive Directors provide experience and knowledge gained in a variety of sectors, and constructively challenge management’s proposals for the strategy and direction of the business.

Board responsibilities

The Board of Directors’ key responsibilities are:

•to set values and standards and agree policies and processes which will be used to guide the affairs of the Group. This includes the setting of clear principles of ethical conduct to apply to all activities undertaken by the Group;

•to agree a business strategy for the Group which is reviewed and refreshed as necessary with a view to ensuring relevance to the Group’s market;

•to ensure that an effective system of internal controls is in place at all times. Such a system is used to identify and manage risks that threaten the fulfilment of the Group’s business objectives. This includes material failure to perform in accordance with agreed business plans, non-compliance with law and regulation, fraud and material losses and failure to maintain appropriate accounting records; and

•to ensure that it receives accurate and timely information on the performance of the Group, and to agree with the Chief Executive Officer the nature and scope of the information to be provided.

Board purpose

The Board of Directors is the principal decision-making forum of the Group and exercises overall control of the Group’s affairs. The Board of Directors is responsible for the Group’s strategy, for the financial statements, for acquisitions and disposals, for treasury and risk management policies, for the approval of major capital projects and for the maintenance of high standards of corporate governance.

The current composition of the Board and its Committees is shown below:

Director	Year of appointment to the Board	Independent		Audit Committee	Governance and Nomination Committee	Compensation Committee
Sir Peter Mason KBE	2006	Yes		Yes	Chairman	No
Tom Ehret	2003	Yes	(a)	No	Yes	Chairman
Jean Cahuzac	2008	No		No	No	No
Thorleif Enger	2009	Yes		No	Yes	Yes
Dod A. Fraser	2009	Yes		No	No	Yes
J. Frithjof Skouverøe	1993	Yes		Yes	No	No
Trond Ø. Westlie	2004	Yes		Chairman	No	No

(a)	Mr Ehret will not be considered an ‘Independent Director’ for the purpose of the NASDAQ Marketplace Rules until July 1, 2011, three years after his retirement as Chief Executive of the Group. However, he does meet the criteria for independence under Rule 10A-3 of the Exchange Act and is eligible for nomination to Board Committees under home country (Luxembourg) practice.

Governance:

The Board continued

Mark Woolveridge, James B. Hurlock and George H. Doremus retired from the Board of Directors at the Annual General Meeting on May 22, 2009, having served on the Board of Directors for sixteen, seven and five years respectively.

Dr. Thorleif Enger was appointed to the Board of Directors at the 2009 Annual General Meeting.

Dod A. Fraser was appointed to the Board of Directors at the Extraordinary General Meeting on December 17, 2009.

The appointment of a new Independent Non-executive Director, Ron Henderson, will be put to shareholders for approval at the Annual General Meeting on May 28, 2010.

The Committee membership structure was reviewed in October 2009 by the Governance and Nomination Committee, in order to refresh the Committees’ memberships and to ensure that the workload was shared appropriately between individual Directors.

Directors’ training and induction

Induction training is offered to all new Directors. The training is tailored to the individual Director’s requirements, but is designed to provide a comprehensive review of the Group’s business and financial structure, and other areas relevant to the new Director’s understanding of the Group. The induction training involves meetings with members of the Corporate Management Team, and also includes site visits.

Ongoing training is available to Directors at all times. Directors have access to the advice of the Company Secretary and to external advisors, where appropriate.

Directors’ interests

The interests of the Directors in the share capital of the Company as at February 17, 2010, being the last practicable date before publication of the Annual Report, are set out below:

Director	Number of shares held
Sir Peter Mason KBE	10,000
Tom Ehret	112,694
Jean Cahuzac	62,061
Thorleif Enger	Nil
Dod A. Fraser	Nil
J. Frithjof Skouverøe	26,500
Trond Ø. Westlie	Nil
Total	211,255

Details of share options held by Directors are shown in the Remuneration Report.

As at February 17, 2010, the Directors of Acergy S.A. directly and indirectly owned 211,255 common shares, representing 0.1% of all issued common shares.

Directors’ contracts

Non-executive Directors’ contracts and the Company’s Articles of Incorporation provide that each director’s appointment will continue until the next Annual General Meeting, at which the Director will be proposed for re-appointment. Thus, Directors’ appointments are effectively for one-year terms, which will expire next on the date of the 2010 Annual General Meeting, May 28, 2010.

The Chief Executive Officer is an Executive Director, whose appointment to the Board of Directors will also continue until the next Annual General Meeting. As an Executive Director, he also has a contract of employment with the Group.

Director’s indemnification

Directors are indemnified under the Company’s Articles of Incorporation against expenses reasonably incurred or paid by them in connection with claims, actions, suits or proceedings in which they become involved by virtue of being a Director of the Company. No indemnification is provided, however, to Directors against any liability to the Company or its shareholders by reason of wilful misfeasance, gross negligence or reckless disregard of their duties or where the Director is adjudicated to have acted in bad faith and not in the interests of the Company.

How the Board operates Schedule of meetings

The Board of Directors meets five times a year, with meetings scheduled around key reporting dates in the Group’s financial calendar, and all Directors are encouraged to attend all meetings wherever possible. Details of the Directors’ attendance at meetings of the Board of Directors and its committees, in person or via telephone conference, during the fiscal year 2009 are shown below:

	Board	Audit Committee	Governance and Nomination Committee	Compensation Committee
2009 Meetings	5	5	1	3
Mark Woolveridge(a)	2/2	–	–	–
Sir Peter Mason KBE	5/5	3/3	1/1	3/3
Tom Ehret	5/5	–	1/1	3/3
Jean Cahuzac	5/5	–	–	–
George H. Doremus(b)	2/2	2/2	–	2/2
Thorleif Enger(c)	2/3	–	–	–
James B. Hurlock(d)	2/2	2/2	–	–
J. Frithjof Skouverøe	5/5	5/5	1/1	–
Trond Ø. Westlie	5/5	5/5	–	2/3

(a)	Retired May 22, 2009
(b)	Retired May 22, 2009
(c)	Appointed May 22, 2009
(d)	Retired May 22, 2009

Acergy	Annual Report and Financial Statements 2009

Purpose of meetings

The agendas of the Board meetings are drawn up by the Chairman, on the recommendation of management.

Regular items at Board meetings include meetings of the Directors without any members of management present, and meetings of the Non-executive Directors with no Executive Directors present.

Administration of meetings

The Company Secretary is responsible for the administration of Board meetings. This includes the drawing up of the schedule of Board meetings, so as to maximise Directors’ attendance, and the circulation of Board papers in a timely manner to ensure sufficient opportunity for Directors to properly consider the matters being discussed. Meetings of the Board and its Committees are minuted in detail to ensure an accurate record is kept of decisions taken.

Board performance evaluation

Evaluation of the performance of the Board and its Directors is undertaken on an annual basis.

In early 2009, Acergy’s Business Assurance function commissioned an external advisor to review the operation of the Company’s Board and Board Committees. This review encompassed the framework within which the Board operates, the functioning of the Board, and the attributes of the Board and its members. The review noted certain positive elements of the way the Board operated, such as the quality of information provided by management to the Board, and identified areas in which there was scope for improvement.

Company Secretarial services

The Company Secretary is responsible for advising the Board of Directors on all governance matters. The Directors have full access to the advice and services of the Company Secretary, who is also responsible to the Board of Directors for ensuring that correct Board procedures are followed.

Shareholder Relations

Contacts with major shareholders

The Board of Directors seeks to encourage a positive dialogue with shareholders. The Chairman is available to discuss issues with shareholders and to address any shareholder concerns which may arise. The Deputy Chairman is available to resolve any matters which cannot be dealt with through the normal channel of contact with the Chairman.

Information on Acergy’s Investor Relations programme is given in the ‘Key investor information’ section on page 176. A list of major shareholders is given in the Additional Information section on page 175.

General Meetings

Constructive use of General Meetings

All holders of American Depositary Receipts through Deutsche Bank Trust Company, our depository in the United States, and all shareholders that are registered in VPS, the central depository of Oslo Børs, or other such depository, receive written notice of meetings, and may attend and vote at our general meetings. They have the right to submit proposals and may vote either directly or by proxy.

The Board of Directors is obliged to call a general meeting of shareholders within 30 days of receipt of a written demand from shareholders representing at least one-tenth of the issued and outstanding shares entitled to vote.

Annual General Meeting business

The Company’s Annual General Meeting is held in Luxembourg on the fourth Friday of May each year.

The Annual General Meeting elects the Board of Directors, approves the Annual Report and Financial Statements of the Group and approves the appointment of the external auditors. Directors may be elected for terms of up to six years and serve until their successors are elected. It has been the Group’s practice to elect Directors for one-year terms. The term of all our Directors will expire on the date of the next Annual General Meeting on May 28, 2010.

Extraordinary General Meetings

The Company held two Extraordinary General Meetings during 2009. At an Extraordinary General Meeting on August 4, 2009, shareholder approval was granted to the Board of Directors to issue new shares and not to offer such shares to existing shareholders on a pre-emptive basis, as proposed by the Board of Directors in the notice. Shareholder approval was also granted to the Board of Directors to cancel shares which had been bought back.

At a subsequent Extraordinary General Meeting on December 17, 2009, shareholder approval was granted to the appointment of Dod A. Fraser as a Non-executive Director, and to the introduction of a new Long-Term Incentive Plan for senior management.

A further Extraordinary General Meeting was held on February 16, 2010, at which certain changes to the Articles of Incorporation were approved. Details of these changes are given in ‘Additional Information’ on page 166.

Dividends

Dividend policy

Acergy’s objective is to give shareholders a competitive return on their invested capital over time. The return is to be achieved through both an increase in the value of their shareholdings and through the payment of dividends.

Final dividends are declared at the Annual General Meeting. Interim and final dividends on common shares can be paid out of retained and current earnings, as well as paid in surplus after satisfaction of the legal reserve detailed below. In the case of interim dividends, the satisfaction of all legal requirements must be certified by an independent auditor.

Governance:

The Board continued

Luxembourg law authorises the payment of stock dividends if sufficient surplus exists to pay for the par value of the shares issued in connection with any stock dividend.

Dividend details

The Company paid a dividend of $0.22 per common share to shareholders on June 12, 2009 and to holders of American Depository Receipts on June 17, 2009. The Board of Directors has resolved to recommend to shareholders the payment of a dividend for the fiscal year 2009 of $0.23 per common share.

Ethics and Integrity

Code of Business Conduct

Acergy has adopted a Code of Business Conduct applicable to all Directors, officers and employees, which also constitutes the Code of Ethics applicable to our Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions, in accordance with the Sarbanes-Oxley Act of 2002 and the applicable laws, rules and regulations of the SEC and the NASDAQ Global Select Market.

The Group’s Code of Business Conduct requires any director or employee to declare if they hold any direct or indirect interest in any transaction entered into by the Group. Any transactions between the Group and members of the Board of Directors, Management Team or close associates are detailed as related party transactions in Note 38 ‘Related party transactions’ to the Consolidated Financial Statements.

A copy of the Code of Business Conduct is available to download from the Group’s website www.acergy-group.com (the contents of the website are not incorporated by reference).

Board oversight of risk

The Board of Directors acknowledges its responsibility for the Group’s system of internal control and for reviewing its effectiveness.

Information on the Group’s risk management processes is given in the ‘Managing Risks and Uncertainties’ section of the Business Review on page 42.

Acergy	Annual Report and Financial Statements 2009

Governance:

Board Committees

Audit Committee Report

Committee Members

• Trond Ø. Westlie (Chairman)

• Sir Peter Mason KBE

• J. Frithjof Skouverøe

Key duties

The Audit Committee has overall responsibility for overseeing the accounting and financial processes of the Group and is directly responsible for the appointment, compensation, retention and oversight of the work of the Group’s external auditor. In particular, the main duties of the Audit Committee are summarised as follows:

• to approve the appointment and fees of the Group’s external auditor;

• to oversee the work of the Group’s external auditor and approve the scope of the audit;

• to oversee the resolution of any disagreements between management and the Group’s external auditor;

• to approve, in advance, all non-audit services provided by the Group’s external auditor;

• to review the quarterly and annual financial statements before their approval by the Board, or the Chairman of the Board of Directors, acting on its behalf;

• to oversee all aspects of the work of the Group’s Business Assurance function;

• to continually review the effectiveness of internal control systems; and

• to deal with complaints received directly or via management, including information received confidentially and anonymously, in relation to accounting, financial reporting, internal controls and external audit issues.

A full copy of the Audit Committee’s Terms of Reference is available to download from the Group’s website www.acergy-group.com, the contents of which are not incorporated by reference.

The Committee is chaired by Trond Ø. Westlie who, as Chief Financial Officer of AP Moeller Maersk, and previously of Telenor Group, has recent and relevant financial experience. The Board of Directors has determined that Trond Ø. Westlie is the Audit Committee financial expert. The other Audit Committee members are Sir Peter Mason KBE and Frithjof Skouverøe. The Audit Committee’s Terms of Reference require that the Committee shall consist of not less than three Non-executive Directors, and that all three members of the Audit Committee are independent, Non-executive Directors. The Audit Committee meets at least four times a year, and its meetings are attended by representatives of the external auditor, and by the head of the Business Assurance function.

Activities during 2009

During the year, the Audit Committee:

• reviewed the 2008 Annual Report and Form 20F and press release;

• received reports from the external auditor on their audit work in relation to fiscal year 2008;

• reviewed the results of internal audit reviews;

• received reports from the Chief Financial Officer on a quarterly basis on the Group’s financial performance, including its joint ventures;

• reviewed and approved the external auditor’s plan for 2009;

• approved the external auditor’s fee for 2009;

• reviewed and approved external auditor’s fee for non-audit work;

• reviewed the performance of the external auditor;

• reviewed outstanding tax claims; and

• met with the external auditors without management present.

Governance:

Board Committees continued

Governance and Nomination Committee Report

Committee Members •Sir Peter Mason KBE (Chairman) •Tom Ehret •Thorleif Enger

Activities during 2009

Appointments/resignations during the year

Following the retirements of Mark Woolveridge, James Hurlock and George Doremus in May 2009, the Committee resolved to recruit additional Non-executive Directors. The Committee recommended the appointment of Thorleif Enger, a former President and CEO of Yara International, with over 30 years’ experience in the oil and gas industry. Dr Enger was formally appointed at the Annual General Meeting in May 2009.

In July 2009, the Committee reviewed the composition of the Board of Directors and concluded that two new independent Non-executive Directors should be recruited. Two external search consultancies were retained to lead the search for appropriately qualified and experienced candidates. In September 2009, Dod A. Fraser was identified as a suitable candidate, based on his extensive experience in investment banking with a particular emphasis on the oil and gas sector.

Subsequent to the year end Mr Fraser was invited to join the Board of Directors, and was appointed at the Extraordinary General Meeting on December 17, 2009. In December 2009, Ron Henderson was identified as a suitable candidate because of his background as a finance director in the engineering sector. He is a chartered accountant, and a former Group Finance Director of Network Rail and BICC plc (now Balfour Beatty). A proposal to appoint him will be put to shareholders for approval at the Annual General Meeting in May 28, 2010.

The Committee reviewed the composition of the Board’s committees in October 2009 and recommended a number of changes intended to refresh the committees’ memberships and to ensure that the workload was shared appropriately among individual Directors. The Board of Directors accepted these recommendations and the committee memberships were revised with effect from December 1, 2009.

Key duties

The Governance and Nomination Committee assists the Board of Directors with respect to matters relating to governance and succession. The main duties of the Governance and Nomination Committee are summarised below:

•to establish, review and make recommendations to the Board of Directors regarding Board composition and structure and review and evaluate the performance and effectiveness of the Board of Directors annually;

•to review and make recommendations to the Board of Directors regarding the nature and duties of Board committees;

•to evaluate potential candidates for election or re-election as Directors and for service on each Board committee;

•to interview those candidates whom the Board of Directors decides are qualified candidates and make the final recommendation to the Board of Directors as to whom the Board of Directors should propose for appointment as Directors;

•to review from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board of Directors, including such factors as business experience, diversity, personal skills in technology, finance, marketing, international business, financial reporting and other areas that are expected to contribute to an effective Board of Directors;

•to consider questions of possible conflicts of interest of Board members and senior executives;

•to consider matters of corporate governance, and establish and review Corporate Governance Guidelines; and

•to review the performance of the Chief Executive Officer annually, and establish and review annually a plan for Chief Executive Officer succession.

A full copy of the Governance and Nomination Committee’s Terms of Reference is available to download from the Group’s website www.acergy-group.com, the contents of the website are not incorporated by reference. The Governance and Nomination Committee is chaired by Sir Peter Mason KBE. The other Governance and Nomination Committee members are Tom Ehret and Thorleif Enger. All three members of the Governance and Nomination Committee are Independent Non-executive Directors.

Acergy	Annual Report and Financial Statements 2009

Board Committees continued

Compensation Committee Report

Committee Members • Tom Ehret (Chairman) • Thorleif Enger • Dod A. Fraser

Activities during 2009

During the year, the Compensation Committee:

• reviewed the performance and bonus for the Chief Executive Officer for 2008 and made a recommendation to the Board of Directors based on its findings;

• reviewed and approved bonus payments for senior management in respect of 2008;

• reviewed and approved senior management salary levels and bonus targets for 2009;

• considered and approved the Special Incentive Plan 2009; and

• considered the 2009 Long-Term Incentive Plan for management which was approved by shareholders at the Extraordinary General Meeting on December 17, 2009.

Key duties

The Compensation Committee reviews and decides upon issues of compensation strategy, management appointments and compensation awards. In matters relating to the Chief Executive Officer, the Committee’s remit is confined to making recommendations to the Board of Directors. The Compensation Committee’s main duties are summarised below:

• to recommend performance targets for the Chief Executive Officer for approval by the Board of Directors. To recommend to the Board of Directors any change to the Chief Executive Officer’s remuneration, including salary, incentive and stock option awards;

• to review annually with the Chief Executive Officer the career development plans and succession plans of the Chief Executive Officer and his direct reports and consider the adequacy of available managerial talent in the Group and report to the Board of Directors;

• to review each year with the Chief Executive Officer the performance of the senior management of the Group;

• to review management’s proposals for compensation strategy in order to determine whether they are appropriate for the business in which Acergy operates, are competitive, and are structured to attract and retain key staff of the required calibre;

• to review the effectiveness of existing long-term compensation plans and consider whether any changes to existing plans or other types of plan are appropriate; and

• to review all benefit plans proposed by management or changes to existing plans.

A full copy of the Compensation Committee’s Terms of Reference is available to download from the Group’s website www.acergy-group.com, the contents of the website are not incorporated by reference. The Compensation Committee is chaired by Tom Ehret. The other Compensation Committee members are Thorleif Enger and Dod A. Fraser. All three members of the Compensation Committee are Independent Non-executive Directors.

Governance:

Disclosure Committee

Membership

•	Chief Financial Officer

•	Group Financial Controller

•	Chief Operating Officer

•	General Counsel

•	Head of Business Assurance

•	Group Manager, Investor Relations

Key duties

The Disclosure Committee assists the Chief Executive Officer and Chief Financial Officer in fulfilling their responsibility for oversight of the accuracy and timeliness of the disclosures made by the Group.

The Disclosure Committee’s main duties are summarised below:

•	to assist the Chief Executive Officer in maintaining disclosure controls and procedures and, in consultation with the internal auditor, internal financial controls;

•	to monitor the integrity and effectiveness of disclosure controls and procedures, and consult with the Chief Executive Officer;

•	to assist the Chief Executive Officer in complying with his obligations under applicable securities laws;

•	to ensure that information required to be disclosed is accumulated and communicated by the Disclosure Committee;

•	to apply disclosure requirements to accumulated information so that reports can be made in compliance with applicable securities laws;

•

to oversee and review the preparation of annual and interim reports (including the Annual Report to Shareholders, Annual Report on Form 20-F and quarterly financial press release) and present them for review to the Chief Executive Officer and the Audit Committee or its representatives; and

•

to oversee and review preparation of disclosure documents other than those described above, such as registration statements and other securities offering documents, press releases containing financial or other material information, earnings guidance, presentations to analysts and the investment community, presentations to ratings agencies, communications with shareholders such as proxy statements and other publicly disseminated information.

Acergy	Annual Report and Financial Statements 2009

Governance:

Compensation of Directors and Corporate Management Team

Remuneration Report

The Group’s remuneration policy is set by the Compensation Committee. The policy is designed to provide remuneration packages which will help to attract, retain and motivate senior management to achieve the Group’s strategic objectives and to enhance shareholder value. The Compensation Committee benchmarks executive remuneration against comparable Companies, and seeks to ensure that Acergy offers rewards and incentives which are competitive with those offered by our peers. The Committee seeks to ensure that the remuneration policy is applied consistently across the Group, and that remuneration is fair and transparent, whilst at the same time encouraging high performance.

Executive remuneration comprises base salary, bonus, share based payments, benefits-in-kind and pension. In benchmarking elements of remuneration against Acergy’s peers, the Compensation Committee takes advice from time to time from external consultants. External advice was taken for the Acergy S.A. 2009 Long-Term Incentive Plan.

Chief Executive Officer remuneration

The remuneration package of the Chief Executive Officer is determined by the Board of Directors, on the recommendation of the Compensation Committee.

The compensation of the Chief Executive Officer, for fiscal year 2009 was $2.1million and included base salary, bonus, benefits-in-kind and pension contributions. This excludes compensation paid under the incentive plans described below. Effective April 14, 2008, as a component of his compensation package, he was awarded 20,000 restricted shares under the Restricted Share Plan. He also holds share options, which are shown in the table below:

Name	Date of Grant	Number	Exercise Price ($)	Date of Expiry
Jean P. Cahuzac	April 14, 2008	100,000	24.20	April 14, 2018

Non-executive Directors’ fees and share options

Non-executive Directors are paid a base fee for their services, with additional fees to reflect membership of committees and further fees to reflect chairmanship of committees. The fee structure which applied during fiscal year 2009 is as follows:

Fee	$ per annum
Chairman fee	160,000
Base fee for Non-executive Directors	70,000
Additional fee for Audit Committee members	21,500
Additional fee for Compensation
Committee members	16,000
Additional fee for Governance and
Nomination Committee members	16,000
Additional fee for chairing a Committee	7,500

Governance:

Compensation of Directors and Corporate Management Team continued

Details of the fees paid to Non-executive Directors for the year to November 30, 2009 are set out below:

Name	Annual Fee ($)	Chairman of Committee ($)	Member of Audit Committee ($)	Member of Governance and Nomination Committee ($)	Member of Compensation Committee ($)	2009 Total ($)	2008 Total ($)
Sir Peter Mason KBE	119,384	11,455	11,339	16,000	16,000	174,178	105,999
Mark Woolveridge(a)	76,055	1,690	–	7,605	–	85,350	177,916
Tom Ehret	70,000	–	–	16,000	16,000	102,000	98,666
George H. Doremus(b)	33,274	–	10,220	–	7,605	51,099	104,166
Thorleif Enger(c)	36,918	–	–	–	–	36,918	–
James B. Hurlock(d)	33,274	–	10,220	7,605	–	51,099	104,166
Trond Ø. Westlie	70,000	7,500	21,500	–	16,000	115,000	111,499
J. Frithjof Skouverøe	70,000	–	21,500	16,000	–	107,500	104,166

(a)	Retired May 22, 2009
(b)	Retired May 22, 2009
(c)	Appointed May 22, 2009
(d)	Retired May 22, 2009

Non-executive Directors do not receive pension contributions, benefits-in-kind or bonuses. Non-executive Directors were previously eligible to participate in share option plans. However, a review was undertaken, based on advice provided by external advisors, as a result of which Non-executive Directors agreed to the cancellation of share options awarded to them in March 2008. Options awarded prior to March 2008 and still held by Non-executive Directors are as follows:

Name of Director	Date of Grant	Number	Exercise Price ($)	Date of Expiry
Sir Peter Mason KBE	November 21, 2006	5,000	19.45	November 20, 2016
Tom Ehret	November 22, 2005	33,750	10.32	November 21, 2015
	November 21, 2006	50,000	19.45	November 20, 2016
Thorleif Enger		Nil
Dod A. Fraser		Nil
J. Frithjof Skouverøe	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016
Trond Ø. Westlie	November 12, 2004	5,000	5.02	November 11, 2014
	November 22, 2005	5,000	10.32	November 21, 2015
	November 21, 2006	5,000	19.45	November 20, 2016
Total		118,750

Management Team remuneration

The aggregate compensation for the ten current members of the Corporate Management Team (excluding our Chief Executive Officer) for fiscal year 2009 was $7.5 million. This includes base salary, bonus, benefits-in-kind, pension contributions and an element of performance bonus which is related to the future development of the Group’s share price. Share options held by the Corporate Management Team, and details of long-term incentive arrangements are shown below.

The remuneration of the Corporate Management Team is determined by the Compensation Committee. Salary levels were reviewed by the Compensation Committee in February 2009 and it was agreed that basic salaries should not be increased. Bonus targets for the Corporate Management Team for 2009 were set by the Compensation Committee, based on a combination of Group EBITDA, net income and order intake.

Acergy	Annual Report and Financial Statements 2009

Share options held by the Corporate Management Team (excluding the Chief Executive Officer)
Name	Date of Grant	Number	Exercise Price ($)	Date of Expiry
Olivier Carré	November 12, 2004	20,000	5.02	November 11, 2014
	November 22, 2005	10,000	10.32	November 21, 2015
	November 21, 2006	25,000	19.45	November 20, 2016
	March 12, 2008	35,000	22.52	March 11, 2018
Bruno Chabas	December 5, 2003	5,625	2.24	December 4, 2013
	May 14, 2004	105,834	2.30	May 13, 2014
	November 22, 2005	24,374	10.32	November 21, 2015
	November 21, 2006	35,000	19.45	November 20, 2016
	March 12, 2008	25,000	22.52	March 11, 2018
Simon Crowe		Nil
Andrew Culwell	May 9, 2001	1,000	13.56	May 8, 2011
	December 3, 2001	1,000	6.25	December 2, 2011
	March 17, 2003	1,000	1.19	March 16, 2013
	December 5, 2003	10,000	2.24	December 4, 2013
	November 12, 2004	6,000	5.02	November 11, 2014
	November 22, 2005	4,500	10.32	November 21, 2015
	November 21, 2006	4,500	19.45	November 20, 2016
	March 12, 2008	6,000	22.52	March 11, 2018
Jean-Luc Laloë	May 20, 2003	2,500	1.96	May 19, 2013
	December 3, 2003	13,750	2.24	December 2, 2013
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018
Allen Leatt	September 25, 2003	2,500	1.62	September 24, 2013
	December 3, 2003	7,500	2.24	December 2, 2013
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018
Øyvind Mikaelsen	May 14, 2004	60,000	2.30	May 13, 2014
	November 12, 2004	3,300	5.02	November 11, 2014
	November 22, 2005	18,750	10.32	November 21, 2015
	November 21, 2006	30,000	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018
Mark Preece	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018
Johan Rasmussen	December 3, 2003	13,750	2.24	December 2, 2013
	May 14, 2004	30,000	2.30	May 13, 2014
	November 12, 2004	6,050	5.02	November 11, 2014
	November 22, 2005	16,500	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018
Keith Tipson	November 22, 2005	22,000	10.32	November 21, 2015
	November 21, 2006	24,500	19.45	November 20, 2016
	March 12, 2008	15,000	22.52	March 11, 2018
Total		808,433

Governance:

Compensation of Directors and Corporate Management Team continued

Share ownership of Corporate Management Team

The interests of the Corporate Management Team in the share capital of the Company as at February 17, 2010, being the last practicable date before publication of the Annual Report, are set out below:

Name	Number of shares held
Olivier Carré	8,000
Bruno Chabas(a)	19,398
Simon Crowe	14,250
Andrew Culwell	1,660
Jean-Luc Laloë(a)	23,753
Allen Leatt(a)	5,000
Øyvind Mikaelsen	9,019
Mark Preece(a)	5,000
Johan Rasmussen(a)	15,174
Keith Tipson(a)	9,646
Total	110,900

(a)	Includes shares purchased or allocated under the Executive Deferred Incentive Schemes and the Restricted Share Plan.

As of February 17, 2010, the Corporate Management Team directly and indirectly owned 110,900 common shares, representing 0.1% of all issued common shares. (The Chief Executive’s interest in Acergy S.A shares is shown in ‘Directors interest’ above).

Pension arrangements

Acergy operates a number of pension schemes, depending on location, covering certain qualifying employees. One of these pension schemes is a defined benefit scheme; the remainder are defined contribution schemes. The Chief Executive Officer, and all members of the Corporate Management Team, are members of defined contribution schemes sponsored by the Group, and contributions are made by the Group to those schemes on their behalf.

Long-term incentive arrangements

The Group operates a number of long-term incentive arrangements to reward and incentivise key management. These are summarised below:

Senior Management Incentive Plan (‘SMIP’)

As a condition to a bonding facility agreement which was finalised in 2004, there was a requirement to put in place a Key Staff Retention Plan (‘KSRP’), now called the SMIP, in order to secure the services of certain senior executives. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005 and 2006. The objectives fixed in the plan, and agreed by the Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring. No compensation was awarded for fiscal year 2009 and no further awards will be made under this plan. The options under the SMIP are exercisable until ten years after their date of grant.

Restricted Share Plan

In March 2008 the Board of Directors approved and adopted a restricted share plan to provide a retention incentive to selected senior executives. The plan stipulates that the number of free shares (without any cash compensation) that may be awarded under the plan may not exceed an average of 350,000 common shares over a three year period. During the three year restricted plan period, participants are not permitted to sell or transfer shares but will be entitled to dividends which will be held by the Group until the restricted period lapses during fiscal year 2011. In April 2008, 65,000 restricted shares were issued to selected senior executives as part of the retention incentive of the plan. These shares had a fair value representing their weighted average market price which was $22.23 on the date of issue. No further restricted shares have been issued under the Restricted Share Plan.

Executive Deferred Incentive Scheme 2008

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

Executive Deferred Incentive Scheme 2009

In 2009 the Board of Directors approved and adopted a deferred incentive scheme for selected senior executives. The scheme enables the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of Acergy S.A. which will be matched in cash at the end of three years subject to performance conditions. The value of the bonus deferred was used to purchase 58,374 shares based upon the prevailing share price on April 17, 2009 which was $7.64. The matched element is conditional upon achieving target total shareholder return over the three years to March, 2012 and is conditional on the shares being held for three years.

Special Incentive Plan 2009

Subsequent to November 30, 2009, but prior to the adoption of the 2009 Long-Term Incentive Plan, and as an interim measure, the Group put in place the Special Incentive Plan 2009 (‘SIP 2009’), a cash-settled incentive plan designed to provide awards to selected executives and key employees, thus further aligning their interests with those of shareholders. Awards under the SIP 2009 are in the form of a cash bonus, payable in April 2012, of between zero and twelve months’ base salary, dependent on the average Acergy S.A. share price as quoted on the NASDAQ Global Select Market between January 1, 2012 and March 31, 2012. If the average share price over that period is $8.75 or less, no cash bonus will be payable. If the average share price over that period is $35.00 or more, a cash bonus equal to twelve months’ base salary will be payable. If the average share price over that period is between $8.75 and $35.00, a cash bonus equal to between zero and twelve months’ base salary will be payable, calculated on a straight-line basis pro rata to the share price. Awards under the SIP are capped at the equivalent of twelve months’ base salary. No other performance criteria apply.

Acergy	Annual Report and Financial Statements 2009

2009 Long-Term Incentive Plan

The Acergy S.A. 2009 Long-Term Incentive Plan (‘2009 LTIP’) was approved by shareholders at the Extraordinary General Meeting on December 17, 2009.

The 2009 LTIP is an essential component of the Group’s compensation policy, and was designed to place the Group on a par with competitors in terms of recruitment and retention abilities. The 2009 LTIP provides for whole share awards, which vest after three years, based on the following performance conditions:

Performance conditions are based on relative Total Shareholder Return (‘TSR’) against a specified comparator group of 14 companies determined over a three year period. The Group would have to deliver TSR above the median for any awards to vest. At the median level, only 30% of the maximum award would vest. The maximum award would only be achieved if the Group achieved top decile TSR (i.e. if, when added to the comparator group, Acergy was first or second, in terms of TSR performance). In addition, individual award caps have been introduced. No senior executive or other employee may be granted shares under the 2009 LTIP in a single calendar year that have an aggregate fair market value in excess of 150%, in the case of senior executives, or 100%, in the case of other employees, of his or her annual base salary as of the first day of said year. Additionally, a holding requirement for senior executives has been introduced. Senior executives must hold 50% of all awards that vest until they have built up a shareholding of 1.5 x salary, which must be maintained.

No awards have been made under the 2009 LTIP as at February 17, 2010. It is intended that the 2009 LTIP will cover approximately 100 senior managers and key employees. Grants will be determined by the Acergy Compensation Committee, which will be responsible for operating and administering the plan. The 2009 LTIP has a five-year term with awards being made annually. The aggregate number of shares subject to all awards which may be granted in any calendar year is limited to 0.5% of issued and outstanding share capital on January 1 of each such calendar year.

PLET Handling System (PHS)
This PHS was installed on *Acergy Polaris* during 2009 to support safe and efficient operations on the B15 Project in Angola. It supports the installation of Pipeline End Terminations (PLET), managing loads of up to 100T to complete diverless tie in of pipelines to subsea structures.

Financial Review and Statements

68 Financial Review
92 Independent Auditors' Report
94 Consolidated Financial Statements
98 Notes to the Financial Statements

Financial Review and Statements:

Financial Review

Solid operational performance

2009 was a year characterised by continued macro economic turmoil and uncertainty in the energy and financial markets. The worldwide economic recession continued to affect commodity prices and the significant falls in the energy prices seen during the second half of 2008 continued into 2009, albeit at a greatly reduced rate.

Our 2009 fiscal year commenced with the price of oil below $40 per barrel rising to $77 per barrel by year end. As economic conditions remained uncertain, and in anticipation of a fall in raw material prices, clients remained cautious and continued to focus on cash optimisation. Decisions and contract awards were delayed, leading to poor short-term visibility, lower levels of activity, sporadic order flow and more aggressive competition.

Although the oil price strengthened during the year, the ongoing volatility continued to concern clients and for much of 2009 the underlying macro economic factors required to support the current oil price or to sustain further improvements were not sufficiently compelling for the operators to change behaviour. Despite these challenging short-term conditions, we performed strongly.

Financial strategy

Our financial strategy can be summarised as maintaining a robust balance sheet to support the growth of our business in targeted regions with specific services and provide sufficient funding through the business cycle. We will achieve this by having the best people and the best assets. We will continually analyse business opportunities that match our resources and those that maximise cash flow, whilst being disciplined in maintaining strict debt service (net debt/EBITDA) and debt volume (net debt/enterprise value) internal control ratios.

There are four key elements to our financial strategy:

Cost control

We are continuously reviewing and challenging our cost base. In 2009 we responded to the changed macro economic environment by taking measures to reduce our operational and overhead cost base. We conducted a thorough review of all of our resource requirements and sought to rationalise where possible while still retaining an underlying cost base that could support our customers.

Aligned corporate and entity structure

We seek competitive advantage by ensuring that we have the appropriate corporate structure to minimise our administration costs and maximise the support that we give our clients and operations. We have an ongoing internal project which is reviewing our operating model and entity structure to better align our operations with customer needs and ensure that we maximise efficiencies across our business.

Strong balance sheet to support growth and financial flexibility

As can be seen from our results we continue to be focused on maintaining a strong balance sheet and have built a healthy cash position during 2009 while maintaining access and capacity in the debt markets. The Board of Directors and Corporate Management Team believed that the challenging market conditions would present opportunities to invest in the business which would drive future growth and deliver superior returns for our shareholders. This conservative approach has allowed us to move swiftly to capitalise on such an opportunity, and we were delighted to announce the acquisition of Acergy Borealis in December 2009. The details of this asset acquisition are highlighted on page 77 of the Financial Review.

Acergy	Annual Report and Financial Statements 2009

Robust control environment

Progress continues to be made in strengthening our compliance and control environment. We have refined and enhanced our internal controls and have continued to develop our Business Assurance capability. We operate an ongoing risk review which seeks to identify the key value drivers at Acergy and to mitigate those risks where it is cost effective.

Financial highlights

For the fiscal year (in $ millions, except share and per share data)	2009	2008
Continuing operations:
Revenue	2,208.8	2,522.4
Gross profit	525.0	648.2
Net operating income	342.7	460.8
Income before taxes	361.3	492.3
Taxation	(102.8)	(162.6)
Income from continuing operations	258.5	329.7
Net income/(loss) from discontinued operations	7.2	(22.5)
Net income – total operations	265.7	307.2

Earnings per share – continuing operations	$ per share	$ per share
Basic	1.30	1.76
Diluted	1.29	1.70
Weighted average number of common shares and common share equivalents
Outstanding (millions)
Basic	183.0	184.1
Diluted	183.8	207.5

Continuing operations

In 2009 the Group delivered revenue from continuing operations of $2,208.8 million (2008: $2,522.4 million), which was a decrease of 12% primarily reflecting the impact of the economic climate.

Our business is managed on a geographic basis and can also be analysed by business service.

Revenue generated by the regions was:

	2009		2008
	Revenue (in $ millions)	Percentage of total	Revenue (in $ millions)	Percentage of total
Acergy NEC	648.8	29.4%	843.1	33.4%
Acergy AME	206.0	9.3%	180.8	7.2%
Acergy AFMED	999.7	45.3%	1,175.9	46.6%
Acergy SAM	288.8	13.1%	320.1	12.7%
Acergy NAMEX	57.8	2.6%	4.4	0.2%
Acergy Corporate	7.7	0.3%	(1.9)	(0.1)%
	2,208.8	100.0%	2,522.4	100.0%

The revenue generated by the different services we offer can be detailed as follows. Our SURF activity contributed $1,615.8 million (73%), Conventional activity added $388.2 million (18%) and IMR and Survey $204.8 million (9%).

Income before taxes from continuing operations decreased by 27% to $361.3 million (2008: $492.3 million) impacted by the reduction in revenue and lower investment income. 2008 benefited from a one-off pension credit. Net income from continuing operations also decreased by 22% to $258.5 million (2008: $329.7 million) mitigated by the reduction in the effective tax rate from 33% in 2008 to 28% in 2009. This decrease in net income was due primarily to a decrease in revenues, our operating expenses not decreasing as much as revenue, a drop in joint venture income and a decrease in investment returns on higher cash holdings.

For further detail refer to pages 73 to 86 of the Financial Review.

Earnings per share and dividends

Earnings per share

Basic earnings per share from continuing operations decreased by 26% (2008: increase of 171%) to $1.30 (2008: $1.76), reflecting the effect of the economic conditions on revenue and resultant profitability. Total diluted earnings per share for continuing operations are $1.29 (2008: $1.70) for a total diluted share count of 183.8 million (2008: 207.5 million).

Dividends per share

Against these challenging market conditions the Board of Directors recognises the continued importance of rewarding shareholders for their investment in Acergy. The Board continued to review opportunities to invest in the business, as well as returning cash to shareholders through share buybacks and dividends, while maintaining a strong balance sheet. Acergy distributed a total of $40.2 million to our shareholders in 2009 in the form of dividends. While we did not execute any share buybacks in 2009, we have returned a total of $401.1 million to shareholders over the past three years.

In recognition of the strength of the fiscal year results and the confidence in the future, the Board of Directors has proposed a dividend of $0.23 per common share or common share equivalent payable in 2010 (2008: $0.22), subject to shareholder approval at the 2010 Annual General Meeting. We delivered a total shareholder return(a) of 162% for the fiscal year.

(a)  Total shareholder return is a measure to show what returns an investor would realise from holding shares in a company and is defined as ((price at end of fiscal year – price at beginning of fiscal year)+dividends paid in year)/price at beginning of fiscal year.

Financial Review and Statements:

Financial Review continued

Cash flow

Movements in cash balances are summarised as follows:

For the fiscal year (in $ millions)	2009	2008
Cash and cash equivalents at the beginning of the year	573.0	582.7
Net cash generated from operating activities	546.1	493.1
Net cash used in investing activities	(100.4)	(286.7)
Net cash used in financing activities	(52.0)	(186.1)
Effect of exchange rate changes on cash and
cash equivalents	44.5	(30.0)
Cash balances classified as held for sale	(103.6)	–
Cash and cash equivalents at the end of the year	907.6	573.0

Our principal source of funds for 2009 has been cash generated from operating activities of $546.1 million (2008: $493.1 million) together with net proceeds from the sale of the Acergy Piper of $73.0 million. Operating cash flow improved as a result of good project management and the timing of project completion.

2009 also saw a reduction in investment in new property, plant and equipment, which reflects the economic cycle, and there were also no purchases of treasury shares. Foreign exchange rate variances also contributed favourably to our cash valuation. The pending reduction in the shareholding of the Sonamet/Sonacergy investment resulted in $103.6 million being reclassified as part of the assets held for sale.

Liquidity

At the end of 2009 Acergy had unutilised committed credit and guarantee facilities of $243 million, of which $6.1 million was available for cash drawings. On December 17, 2009 further guarantee capacity became available as a result of a cancellation of a guarantee that was not required and this resulted in a total of $75 million becoming available for cash drawings. Combined with cash balances of $907.6 million, this ensured that as at fiscal year 2009 the Group has sufficient liquid resources to meet current operating requirements. In the light of our recent purchase of Acergy Borealis and our ongoing assessment of future business opportunities, we are actively reviewing our cash and guarantee facilities, as well as our long term funding requirements.

In 2009 the conversion price of our convertible loan notes was revised to $22.71 per share (2008: $23.52) in accordance with the anti-dilution features of our loan notes which require such adjustment. The conversion price will continue to be adjusted in line with the terms of the convertible loan notes. The notes mature in October 2013 and are a very cost effective source of funds.

Covenant compliance

Our credit facilities contain various financial covenants including, but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortisation, a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest cover covenant. The Group must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals on the last day of February, May, August and November of each year. Based on our latest forecast for fiscal year 2010, the Group expects that it will be able to comply with all financial covenants during fiscal year 2010.

Balance sheet

Management believes that Acergy continues to maintain a robust balance sheet as demonstrated by the strong cash position of $907.6 million and profitable joint venture investments of $190.3 million.

As at November 30 (in $ millions)	2009	2008
Property, plant and equipment	821.8	907.6
Interest in associates and joint ventures	190.3	140.2
Trade and other receivables	297.9	354.5
Assets held for sale	263.6	75.5
Other accrued income and prepaid expenses	212.8	233.5
Cash and cash equivalents	907.6	573.0
Other assets	139.1	186.8
Total assets	2,833.1	2,471.1

Total equity	1,099.2	801.4
Non-current portion of borrowings	415.8	409.2
Trade and other payables	624.1	651.6
Deferred revenue	279.8	305.6
Current tax liabilities	97.9	69.1
Liabilities associated with assets held for sale	174.9	–
Other liabilities	141.4	234.2
Total liabilities	1,733.9	1,669.7

Total equity and liabilities	2,833.1	2,471.1

Backlog

Backlog for continuing operations as at November 30, 2009 was $2.8 billion (2008: $2.5 billion), of which $1.7 billion relates to our SURF activity, $1.0 billion to Conventional and $0.1 billion to Survey/IMR.

We expect that $1.7 billion of backlog will be executed in 2010, $0.8 billion in 2011 and $0.3 billion in 2012 and thereafter. Backlog excludes associates, joint ventures and discontinued operations.

Outlook

We have good visibility for 2010 with $1.7 billion of revenue already in hand. This supports our guidance for fiscal year 2010 namely for continuing operations, we expect to deliver revenue in line with 2009, albeit with a lower Adjusted EBITDA margin.

We have seen a recent increase in tendering activity, most particularly in the UK North Sea and the Gulf of Mexico, but the pricing environment continues to be very competitive.

This year, we anticipate more activity in the Conventional market in West Africa and we are also encouraged that certain major SURF contracts, delayed during 2009, are expected to come to market award. The offshore installation phase of most of these projects is expected to commence from late 2011 onwards, and given their size are likely to contribute to substantial industry growth in the medium-term.

We expect the Conventional market in West Africa to remain very strong and believe the trend will be for SURF projects to continue to increase in size and complexity. Acergy is well placed to combine our competitive strengths of high calibre engineering and project management skills with our high quality assets to capture these future growth opportunities.

Simon Crowe

Chief Financial Officer

Acergy	Annual Report and Financial Statements 2009

Factors Affecting the Business Results

Business environment

Acergy’s services largely depend on the success of exploration and the level of investment in upstream offshore exploration and production by the major oil companies.

Management believes the medium-term market fundamentals for the Group’s business remain strong, driven by increasing field depletion and clients’ strategic needs to access new reserves and replenish production, including the development of hydrocarbon discoveries in increasingly challenging acreage. While the Group believes that these market fundamentals remain strong, the business environment in which the Group operates remains challenging in the short-term.

2008 witnessed significant and historic events in capital and commodity markets with global financial markets suffering the most serious crisis since the great crash of 1929. For commodity markets, 2008 was a year of extremes as the oil price reached nearly $150 per barrel, later falling to below $40 per barrel.

The effect of the economic downturn remained evident throughout 2009. The combination of macro economic concerns and oil price weakness dented market confidence which, together with the credit crunch, put pressure on clients’ short and medium-term capital expenditure plans, resulting in clients delaying the award of large SURF projects and poor short-term visibility in this market. Consequently we have seen a lower level of activity with pressure on prices. The Group remains vigilant, managing its internal cost base and risk profile without compromising long-term strategy and expertise.

Seasonality

A significant portion of our revenue in fiscal year 2009 was generated from work performed offshore in West Africa where optimal weather conditions exist only from October to April, with most offshore operations being scheduled for that period. The Group also generated a significant portion of our revenue in fiscal year 2009 in the North Sea and Norwegian Sea. Adverse weather conditions during the winter months in this region usually result in low levels of activity. Due to the macro environment and current financial conditions the usual seasonal patterns of an increased level of activity during the summer usually observed in the North Sea and the Norwegian Sea have been noticeably dampened.

A full-year result is not likely to be a direct multiple of any particular quarter or combination of quarters. Additionally, during certain periods of the year, the Group may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. During periods of curtailed activity due to adverse weather conditions, the Group continues to incur operating expenses, but revenue from operations may only be recognised later in line with the percentage-of-completion method.

Ship utilisation

The Group’s ability to earn revenue is driven by its optimisation of the utilisation of its ships. The following table sets forth the average ship utilisation by year for the fleet of dynamically positioned deepwater and heavy construction ships, light construction and survey ships, and other barges and anchor ships. The utilisation rate is calculated by dividing the total number of days for which the ships were engaged in project-related work by 350 days annually, expressed as a percentage. The remaining 15 days are attributable to routine maintenance.

Utilisation rate (excluding discontinued operations) for the fiscal year	2009%	2008%	2007%
Deepwater and heavy construction ships	82	83	86
Light construction and survey ships	81	84	96
Other barges and anchor ships	79	27	67

Utilisation of major ships (excludes barges and minor support vessels included in the above table and calculated on the above basis) was 80% in fiscal year 2009 compared to 81% for fiscal year 2008.

The utilisation of deepwater and heavy construction ships has remained at a similar level to fiscal year 2008. Toisa Proteus, located in Asia, and Acergy Polaris, located in West Africa, had higher utilisation levels however there was a reduction in utilisation of Acergy Falcon and Acergy Hawk. The increase in the utilisation of Acergy Polaris was due to the fact that in 2008 the ship had a seven month dry-dock as the ship had been in service for 30 years.

Utilisation of light construction and survey ships has decreased slightly in fiscal year 2009 compared to fiscal year 2008, mainly due to reduced utilisation of Acergy Petrel, which operates in the competitive North Sea survey market.

The utilisation of other barges and anchor ships has increased significantly in fiscal year 2009 as compared to that of fiscal year 2008. This is due to a much higher utilisation of the cargo barges in West Africa supporting conventional and hook up activities, which were lower in fiscal year 2008 but which returned to fiscal year 2007 levels.

For fiscal year 2010 a decrease in the utilisation of the fleet is anticipated due to the current market conditions and a higher number of scheduled dry-docks being performed in that year.

Financial Review and Statements:

Financial Review continued

Ship scheduling

Performance can be adversely affected by conflicts in the scheduled utilisation of key ships and barges. These can be caused by delays in releasing ships from projects due to additional client requirements and overruns. Conflicts can also arise from commercial decisions concerning the utilisation of assets after work has been tendered and contracted for. The need to substitute ships or barges as a result of unavailability of initially planned ships or barges can adversely affect the results of the projects concerned.

Maintenance and reliability of assets

The successful execution of contracts requires a high degree of reliability of ships, barges and equipment. Breakdowns not only add to the costs of executing a project, but can also cause delays in the completion of subsequent contracts which are scheduled to utilise the same assets. The Group operates a scheduled maintenance programme in order to keep all assets in good working order but, despite this, breakdowns can and do occur.

Revisions of estimates on major projects

During the course of major projects adjustments to the original estimates of the total contract revenue, total contract cost, or extent of progress toward completion are often required as the work progresses under the contract and as experience is gained, even though in certain cases the scope of work required under the contract may not change. Where a change of scope is required, variation orders are negotiated with the client. However final agreement and settlement are often not achieved until late in the project. As discussed in Note 3 ‘ Significant accounting policies – revenue recognition’ to the Consolidated Financial Statements, these revisions to estimates will not result in restating amounts in previous periods as they are continuous and characteristic of the process.

Estimates are revised monthly on the basis of project status reports, which include an updated forecast of the cost to complete each project. Additional information that enhances and refines the estimation process is often obtained after the balance sheet date but before the issuance of the financial statements. Such information will be reflected in the financial statements, unless the events occurring after the balance sheet date are outside the normal exposure and risk aspects of the contract, in which case they will be reflected in the following fiscal year.

The revision of estimates calculation is based on the difference between the current and prior fiscal year’s estimated gross margin at completion of the project, multiplied by the prior fiscal year percentage-of-completion. If a project had not commenced at November 30 of the previous fiscal year, the revision of estimates incurred for this project during the current fiscal year would not be included in the calculation for revision of estimates.

The impact of revisions of project estimates, including variation orders, at the gross profit level is as follows:

For the fiscal year (in $ millions)	2009	2008	2007
Continuing operations
Positive revisions	154.8	180.8	144.7
Negative revisions	(73.9)	(4.5)	(16.8)
Total continuing revisions	80.9	176.3	127.9
Discontinued operations
Positive revisions	17.5	–	10.1
Negative revisions	–	(23.8)	–
Total discontinued revisions	17.5	(23.8)	10.1
Total	98.4	152.5	138.0

Continuing operations

There were positive revisions to estimates (improvements in projected project margin during and at completion of the contract) reported in all business segments during fiscal year 2009. Negative revisions in fiscal year 2009 primarily related to Acergy NEC, which reported $56.5m on SURF projects, primarily due to increased operating expenses on the Marathon Volund Project which completed during the fiscal year and which is subject to ongoing commercial negotiations.

Exchange rates

The Group transacts in a number of foreign currencies and as a result has foreign currency denominated revenue, expenses, assets and liabilities. However, the consolidated Group results are denominated in US Dollars. As a consequence, movements in exchange rates can affect profitability, the comparability of results between periods and the carrying value of assets and liabilities. Other than the US Dollar, the major foreign currencies of the Group are the Euro, British Pound and Norwegian Krone.

Acergy	Annual Report and Financial Statements 2009

The policy of the Group is to contract in the functional currency of the contracting entity. However, when the Group incurs expenses that are not denominated in the same currency as the related functional currency revenue, foreign exchange rate fluctuations can adversely affect profitability. Where it is not possible to contract in functional currency, the Group’s policy is to use foreign exchange contracts to hedge the significant external foreign exchange exposure. The US Dollar is the functional currency of the most significant subsidiaries in Acergy NAMEX, Acergy SAM and Acergy AME. In Acergy AFMED, the functional currencies are primarily the Euro, Nigerian Naira, Central African Franc and US Dollar. In Acergy NEC, the functional currencies are primarily the Norwegian Krone, US Dollar, Canadian Dollar and British Pound. Exposure to currency exchange rate fluctuations results from net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil. There is also exposure to fluctuations in several other currencies resulting from operating expenditures and significant one-off non-project-related transactions such as capital expenditure.

In order to prepare Consolidated Financial Statements, non-US Dollar denominated results of operations, assets and liabilities are translated to US Dollars. Balance sheet items are translated into US Dollars using the relevant exchange rate at the fiscal year end for assets and liabilities, and income statement and cash flow items are translated using exchange rates which approximate the average exchange rate during the relevant period.

Fluctuations in the value of the US Dollar versus other currencies will have an effect on the reported Consolidated Income Statement and the value of assets and liabilities in the Consolidated Balance Sheet even where the results of operations or the value of those assets and liabilities have not changed in their local functional currency.

As the Group conducts operations in many countries there is exposure to currency fluctuations through generation of revenue and expenditure in the normal course of business. The currency rate exposure policy prescribes the range of allowable hedging activity to minimise this exposure. Forward foreign exchange contracts are used primarily to hedge capital expenditure and operational non-functional currency exposure on a continuing basis for periods consistent with committed exposures. Please refer to Note 28 ‘Movements in reserves’ to the Consolidated Financial Statements for further detail.

Impairment charges
Impairment charges in fiscal year 2009 amounted to $15.6 million (2008: $2.8 million). The charge for 2009 included $9.8 million relating to underutilised operating equipment and $4.8 million relating to the Group’s investments in its subsidiaries, Sonamet and Sonacergy, which are classified as assets held for sale at November 30, 2009.

Discontinued operations contributed $1.0 million to the impairment charge. This related to a reduction in the expected sale price of equipment relating to but not included in the sale of Acergy Piper. For more information regarding impairment charges, see also Note 16 ‘Property, plant and equipment’ and Note 21 ‘Assets classified as held for sale’ to the Consolidated Financial Statements.

In fiscal year 2008, impairment charges in respect of underutilised operating equipment amounted to $2.8 million and a reversal of an impairment charge relating to Acergy Piper of $14.3 million, as discussed below in ‘Discontinued operations’. Impairment charges in fiscal year 2007 were $0.3 million in respect of underutilised operating equipment. For further information regarding impairment charges, see also Note 16 ‘Property, plant and equipment’ to the Consolidated Financial Statements.

Financial Review

Revenue

Revenue from continuing operations decreased by 12.4% to $2,208.8 million in fiscal year 2009 (2008: $2,522.4 million). The core SURF activity contributed $1,615.8 million or 73.1 % of continuing revenue (2008: $1,832.4 million, 72.6%) . Conventional activity comprised $388.2 million or 17.6% of continuing revenue (2008: $442.0 million, 17.5%) with almost all the activity occurring in Africa. Other revenue streams related to IMR/Survey activity of $204.8 million (2008: $248.0 million) represented 9.3% of the continuing revenue. As at November 30, 2009, an estimated $1.7 billion of the $2.8 billion backlog was scheduled for execution in fiscal year 2010.

Revenue from continuing operations increased to $2,522.4 million in fiscal year 2008 from $2,406.3 million in fiscal year 2007. The core SURF activity contributed $1,832.4 million or 72.6% of continuing revenue (2007: $1,905.2 million, 79.2%) with a growing presence in Africa and Brazil as well as increased activity in Northern Europe. Conventional activity comprised $442.0 million or 17.5% of continuing revenue (2007: $354.0 million, 14.7%) with almost all the activity occurring in Africa. Other revenue streams related to IMR/Survey activity of $248.0 million (2007: $143.7 million) and no revenue in the corporate region in 2008 (2007: $3.4 million). The most significant negative impact on revenue was the planned dry-dock scheduling, particularly Acergy Polaris during the third and fourth quarters of fiscal year 2008.

Operating expenses
Operating expenses in fiscal year 2009 amounted to $1,683.8 million (2008: $1,874.2 million), decreasing 10.2% compared to fiscal year 2008, slightly less than the 12.4% fall of revenue. Despite careful monitoring of project expenses, operating expenses increased, leading to an overall gross profit margin percentage point decrease of 1.9% compared to fiscal year 2008. This was primarily due to increased operating expenses on the Marathon Volund Project which completed during the fiscal year and which is subject to ongoing commercial negotiations.

Financial Review and Statements:

Financial Review continued

Operating expenses in fiscal year 2008 amounted to $1,874.2 million (2007: $1,859.1 million), a marginal increase of 0.8% compared to fiscal year 2007 and less than the 4.8% increase in revenues when compared to fiscal year 2007. The improvement in the gross margin was attributable to both a closer monitoring of costs on a project by project basis, but also benefited from a $30.0 million credit in the Acergy NEC region relating to the settlement of a Norwegian defined benefit pension scheme.

Gross profit

Gross profit for the fiscal year 2009 was $525.0 million (2008: $648.2 million), a decrease of 19.0%, with the gross profit margin of 23.8% declining from 25.7% in 2008. The decrease in gross profit reflects lower activity levels and the current portfolio mix with fewer major SURF projects in installation phase or completed compared to fiscal year 2008. This was partially offset by good project execution and continued good utilisation of vessels.

Gross profit for the fiscal year 2008 was $648.2 million, an increase of 18.5% compared to the gross profit in fiscal year 2007 of $547.2 million, representing a gross profit margin of 25.7% compared to 22.7% in fiscal year 2007. It should be noted that 1.2% of the margin improvement related to a $30.0 million credit in Acergy NEC arising on the settlement of a Norwegian defined benefit pension scheme. Vessel utilisation of major ships (excluding Acergy Piper) in the period decreased slightly to 84% compared to 86% in fiscal year 2007 primarily due to extensive dry-dock of Acergy Polaris and a number of other dry-docks in the second half of the year. Despite this slight fall in utilisation, total chargeable major ship days increased by over 600 days in fiscal year 2008 following fleet expansion.

Administrative expenses

Administrative expenses decreased $22.5 million (8.9%) to $231.3 million in fiscal year 2009 from $253.8 million in fiscal year 2008 and represented 10.5% of revenue (2008: 10.1%) . This reduction is the combination of cost reduction initiatives launched in early 2009, continuous monitoring of the cost base and favourable foreign exchange rate movements.

Administrative expenses increased $26.2 million (11.5%) to $253.8 million in fiscal year 2008 from $227.6 million in fiscal year 2007, which represented 10.1% of revenue (2007: 9.5%) . This was mainly attributable to some administrative expenses not being allocated to discontinued operations in fiscal year 2008 (as they remained with the business), and higher tendering and support costs to meet business requirements.

Share of results of associates and joint ventures

The Group’s share of net income of associates and joint ventures from continuing operations in fiscal years 2009, 2008 and 2007 was as follows:

For the fiscal year (in $ millions)	2009	2008	2007
Mar Profundo Girassol	–	–	(0.1)
Dalia	2.9	0.6	3.4
Oceon	(0.9)	(0.9)	(0.5)
Acergy/Subsea 7	0.6	3.5	12.3
SapuraAcergy	9.7	(15.4)	(10.3)
Seaway Heavy Lifting	15.0	29.6	8.8
NKT Flexibles	21.7	45.6	17.9
Total	49.0	63.0	31.5

The Group’s share of net income of associates and joint ventures in fiscal year 2009 decreased 22.2% to $49.0 million compared to $63.0 million in fiscal year 2008. The results were primarily due to a reduced NKT Flexibles contribution of $21.7 million (2008: $45.6 million), reflecting challenging conditions in the flexible pipelay market, and a lower contribution from Seaway Heavy Lifting, which contributed $15.0 million (2008: $29.6 million) due to a particularly strong performance in fiscal year 2008. This was partially offset by a positive contribution from SapuraAcergy of $9.7 million (2008: loss of $15.4 million) largely due to improvements in Kikeh and MHS Project performance and Sapura 3000 being available for the full year.

The Group’s share of net income of associates and joint ventures in fiscal year 2008 increased by 100% to $63.0 million from $31.5 million in fiscal year 2007. The increase was primarily attributable to a strong performance from NKT Flexibles of $45.6 million (2007: $17.9 million) due to increased demand for flexible pipe following an increase in global SURF activity. Seaway Heavy Lifting contributed $29.6 million (2007: $8.8 million) with a significant improvement in the fourth quarter of fiscal year 2008 compared to the fourth quarter of fiscal year 2007 when Stanislav Yudin was in dry-dock for the full quarter. The increase was partially offset by a net loss of $15.4 million from the SapuraAcergy joint venture (2007: loss of $10.3 million).

Net operating income from continuing operations

Net operating income decreased by $118.1 million to $342.7 million in 2009 (2008: $460.8 million). This represents a reduction of 25.6% from 2008 reflecting the overall decline in market activity observed in 2009, which was evidenced by the reduction in gross profit margin and the $14.0 million decrease in the share of results from associates and joint ventures.

In 2008 operational performance remained strong due to successful project management and execution of projects which resulted in an increase in net operating income of 31.1% to $460.8 million for fiscal year 2008 (2007: $351.5 million).

Acergy	Annual Report and Financial Statements 2009

Investment income

In fiscal year 2009 investment income decreased to $6.4 million compared to $17.9 million in fiscal year 2008, mainly as a result of a continuing decline in global interest rates on overnight balances from our deposit investment returns. This continued the trend that was experienced in fiscal year 2008 in which investment income decreased to $17.9 million from $30.8 million in fiscal year 2007.

Other gains and losses

Other gains and losses were $43.6 million in fiscal year 2009, compared to $44.1 million and $0.6 million in fiscal year 2008 and 2007 respectively, and are composed of gains or losses on net foreign currency exchange and disposals of property, plant and equipment.

Net foreign currency exchange gains or losses

During fiscal year 2009 the Group recorded foreign exchange gains of $43.2 million. The largest elements of this gain related to foreign exchange gains of $52.7 million arising on the revaluation of cash balances and unrealised hedging gains of $20.2 million, partially offset by foreign exchange losses of $30.4 million arising on the revaluation of short-term inter-company balances in subsidiary entities.

In fiscal year 2008 the Group recorded foreign exchange gains of $39.0 million. The largest element of this gain related to the revaluation of short-term inter-company balances in subsidiary entities and the strengthening of the US Dollar compared to other currencies, primarily the Euro.

In fiscal year 2007 foreign exchange losses amounted to $11.6 million. These consisted of a foreign exchange loss of $21.8 million due to the revaluation and settlement of short-term inter-company balances, partially offset by a gain of $10.2 million due to changes in the market value of the forward exchange contracts and the realisation of forward exchange contracts.

Gains on disposal of property, plant and equipment

In fiscal year 2009 a gain of $0.4 million was recognised relating to operating equipment.

In fiscal year 2008, the gain of $5.4 million primarily reflected a gain of $3.7 million arising on the disposal of a Saturation Dive system. Additionally other small gains include $0.7 million on the sale of Tarpon in Acergy NAMEX and a gain on the disposal of Bucksburn House, Scotland in Acergy NEC.

In fiscal year 2007, the gain of $13.6 million comprised $12.5 million from the sale of diving and shallow water assets in Acergy AME, $0.7 million from the sale of the J-Lay tower in Acergy AFMED and other gains on disposal totalling $0.4 million.

Finance costs

Finance costs in fiscal year 2009 were comparable to fiscal year 2008, totalling $31.4 million in comparison to $30.5 million for fiscal year 2008, relating mainly to interest on convertible loan notes.

Finance costs in fiscal year 2008 decreased to $30.5 million compared to $39.0 million in fiscal year 2007, due to interest on tax liabilities of $10.7 million recognised in 2007 in comparison to $0.7 million in 2008.

Income before taxes

In fiscal year 2009 net income before taxation decreased to $361.3 million (2008: $492.3 million and 2007: $343.9 million), primarily due to the decrease in investment income and income from operations.

Taxation

The Group recorded a net tax charge of $102.8 million on continuing operations in fiscal year 2009 as compared to $162.6 million in fiscal year 2008 (2007: $215.1 million). The effective tax rate on continuing operations for 2009 was 28.5%, compared to an effective tax rate of 33.0% for 2008 (2007: 62.5%).

The movements in the tax provision or benefit year on year generally are a product of the differing levels of profitability achieved in each of the many territories in which business is conducted. The significant components of the taxation provision are referred to in the following paragraphs.

The tax rate in 2009 benefited from a net release of provisions and prior year adjustments totalling $8.6 million including the impact of progress made towards resolution of UK and French tax audits. Against this, the tax rate reflected that a significant proportion of profits were generated by Acergy AFMED, which operated in high tax regimes.

As discussed more fully in Note 12 ‘Taxation’ to the Consolidated Financial Statements, the Group reassessed its estimates of the probable liabilities resulting from ongoing tax audits which resulted in a net release of provisions of $10.2 million. The French tax audit remains ongoing, but substantial progress has been made toward resolving all open cases through 2005. In fiscal year 2008, a provision of $4.1 million was made for risks arising out of tax audits and enquiries in the UK.

In fiscal 2007, an accrual for tax liabilities of $59.8 million was made. The most significant of these provisions arose from the French tax audit. The Group made a provision of $26.0 million in fiscal 2007 in respect of certain identified risks reflecting the Group’s best estimates of its probable liability.

Financial Review and Statements:

Financial Review continued

Additionally further provisions of $23.0 million were made in fiscal year 2007 reflecting revised estimates of probable liabilities identified through the Group-wide review of uncertain tax positions. A further $10.8 million of the accrual was expensed on transition to IFRS.

The Group updated its Group-wide review of uncertain tax positions in 2009 and has made additional provision in respect of potential exposures arising from the contracting structure of the Group and restructurings previously undertaken in a number of jurisdictions. The impact of this provision is included in the $8.6 million noted above. However, it is possible that the ultimate resolution of ongoing tax inquiries and audits and uncertain tax positions could result in tax charges that are materially higher or lower than the amounts accrued or provided for.

The Group’s UK ship owning subsidiaries continue to be taxed within the UK tonnage tax regime. A key feature of this regime is that the commercial profits from the ship operations qualifying as tonnage tax activities are adjusted by reference to a formula linked to the tonnage of the vessels before being taxed at the UK statutory tax rate. The tax charge reflected a net benefit of $6.0 million in fiscal year 2009 compared to $7.5 million in fiscal year 2008 (2007: $0.5 million). This is compared to the UK tax that would be payable had the Group not elected to join the UK tonnage tax regime. During fiscal year 2007 the UK tax authorities started an enquiry into the amount of profits allocated to tonnage tax from 2003 to 2006 (see Note 12 ‘Taxation’ to the Consolidated Financial Statements for more information). The enquiry closed in 2009 with no material adjustment being required.

The Group recognised net deferred tax liabilities totalling $30.6 million in fiscal 2009 (2008: a deferred tax liability of $16.3 million, 2007: a deferred tax asset of $24.3 million) for the tax effects of temporary differences related to property, plant and equipment, accrued expenses, share-based payments, convertible loan notes and tax losses. An analysis of these balances is shown in Note 12 ‘Taxation’ to the Consolidated Financial Statements.

The effective tax rate for fiscal year 2009 has been reduced by the availability of losses in the United States and withholding tax credits and losses in Nigeria which had not been previously recognised as a deferred tax asset. The benefit in fiscal year 2009 of approximately $18 million is unlikely to recur in the foreseeable future. In 2007 the tax rate was increased by the generation of these losses and withholding tax credits on which no deferred tax asset was recognised.

The Group has potential future tax deductions, tax credits and Net Operating Losses (‘NOLs’) in several countries, including, as noted above, the US. With the exception of some of the losses in France and the UK, no deferred tax asset has been recognised in respect of the future benefit of NOL’s because the Group determined, due to an uncertainty over future profits and a history of losses in the jurisdictions concerned, that it is unlikely that tax deductions will be realised based on current estimates of future taxable earnings. Across its subsidiaries, the Group has NOLs and similar deductions of $148 million, a substantial proportion of which are in the US.

The Company is a tax exempt 1929 Luxembourg Holding Company. The Luxembourg tax law which provides for a special tax regime for 1929 Holding Companies will expire on December 31, 2010. The Group is currently reviewing whether any changes to its corporate structure will be required as a result of the expiration of this law.

Income from continuing operations

Income from continuing operations decreased 21.6% to $258.5 million for fiscal year 2009 compared to $329.7 million for fiscal year 2008. The decrease in income was a combination of lower operating activity levels during the year and reduced investment income, partially offset by a reduction in the effective tax rate from 33.0% to 28.5%, where the Group benefited from a tax audit provision reversal reducing the overall tax charge.

In 2008 income from continuing operations increased 156.0% to $329.7 million for fiscal year 2008 compared to $128.8 million for fiscal year 2007. The increase in income from continuing operations was primarily due to a combination of the reduction in the effective tax rate, the increased activity levels which generated higher revenues and gross margins from the Group’s projects, greater contributions from joint venture operations and foreign exchange gains from the revaluation of inter-company balances.

Discontinued operations

In November 2008 the Group decided to dispose of its non-core Trunkline business which included only Acergy Piper and was hence classified as discontinued operations for fiscal years 2008 and 2009. Further, the Trunkline operations, which were previously recorded under continuing operations in fiscal year 2007, were restated as part of discontinued operations for fiscal year 2007. The sale of Acergy Piper to Saipem (Portugal) Comercio Maritimo S.U. Lda was completed on January 9, 2009 for a net sales consideration of $73.0 million. Prior to being classified as an asset held for sale, the Group reversed $14.3 million of impairment charges from prior years to operating expenses in discontinued operations.

Discontinued operations for fiscal year 2009 generated $114.8 million of revenue, all contributed by the Acergy SAM segment. Operating expenses attributable to discontinued operations during fiscal year 2009 amounted to $99.9 million. Net income of $7.2 million was recorded from discontinued operations for fiscal year 2009 after taking into consideration an impairment charge on Acergy Piper generators and generating sets of $1.0 million and taxation on discontinued operations of $6.7 million.

Discontinued operations for fiscal year 2008 generated $281.8 million of revenue which includes $275.9 million contributed by the Acergy SAM segment. Operating expenses attributable to discontinued operations during fiscal year 2008 amounted to $320.7 million. A net loss of $22.5 million was incurred from discontinued operations for fiscal year 2008. These results included the $14.3 million reversal of a previous impairment change relating to Acergy Piper and a $2.1 million taxation credit on discontinued operations.

Acergy	Annual Report and Financial Statements 2009

Discontinued operations in fiscal year 2007 also included the final completion of the remaining IMR and conventional project work in Trinidad and Tobago (part of the Acergy NAMEX region) which had commenced prior to the disposal of nine IMR and conventional ships to Cal Dive International Inc during fiscal years 2005 and 2006. Discontinued operations for fiscal year 2007 generated $274.0 million of revenue. This included $211.2 million contributed by the Acergy NEC region, $45.9 million by the Acergy SAM region and $16.9 million by the Acergy NAMEX region. Expenses attributable to discontinued operations during fiscal year 2007 amounted to $271.2 million resulting in a net income of $5.7 million from discontinued operations for fiscal year 2007 after taking into consideration a taxation credit on discontinued operations amounting to $2.9 million.

Net income

In fiscal year 2009 net income for total operations was $265.7 million (2008: $307.2 million, 2007: $134.5 million)

Investment and capital expenditure

To develop SURF activity in the business, and add capability, capacity and flexibility, in fiscal year 2005 the Group launched an asset upgrade and rejuvenation programme. Fiscal year 2007 saw the delivery of the newly converted Polar Queen and Pertinacia, and fiscal year 2008 saw the delivery of the new builds Acergy Viking and Skandi Acergy, as well as Sapura 3000 to the joint venture, SapuraAcergy. In December 2009 the Group announced the acquisition of Acergy Borealis, a state-of-the-art deepwater pipelay ship, which is expected to drive superior returns for future activity. This differentiating asset, currently being built at the Sembawang Shipyard in Singapore, is a DP3 dynamic positioning vessel equipped with a 5,000 tonne crane. The Group plans to install a 1,000 tonne J-Lay tower and state-of-the-art 600 tonne S-Lay equipment for worldwide deepwater and harsh environment operations. Final completion and operational delivery of the ship is scheduled for the first half of fiscal year 2012. Total costs, upon delivery, are expected to be less than $500 million, including approximately $260 million relating to the acquisition of the ship and delivery as per the original design.

In addition, in the second half of fiscal year 2010, the Group is expecting the delivery of Acergy Havila (a ‘state-of-the-art’ dive support ship) and Oleg Strashnov (a heavy lifting construction vessel) which will be delivered to the Seaway Heavy Lifting joint venture.

In fiscal year 2009 additions to property, plant and equipment for continuing operations were $131.6 million (2008: $326.6 million, 2007: $235.8 million). There was no capital expenditure for discontinued operations in fiscal year 2009 (2008: $1.4 million, 2007: $0.2 million).

The table below sets out the principal additions of property, plant and equipment in the last three fiscal years.

For the fiscal year (in $ millions)		2009	2008	2007
Construction support ships		53.2	180.1	29.3
Operating equipment		60.6	123.4	189.2
Land and buildings		13.1	6.6	2.4
Other assets		4.7	16.5	14.9
Total		131.6	326.6	235.8
The four largest capital expenditure projects during fiscal year 2009 were:
Assets	Description of capital expenditure project	($ in millions)
Sonamet construction(a)	Upgraded facilities			37.1
Acergy Polaris	Improvements to J-lay tower			13.4
Skandi Acergy	Ship conversion			12.4
Acergy Legend	Class dry-dock			9.5
(a) Classified as an asset held for sale at year end.
The four largest capital expenditure projects during fiscal year 2008 were:
Assets	Description of capital expenditure project			($ in millions)
Acergy Polaris	30 year class dry-dock(a)			74.5
Skandi Acergy	Ship conversion			34.5
Acergy Petrel	Purchase of vessel			31.7
Toisa Proteus	Flexible lay system			27.9

(a)	This includes capital expenditure on Acergy Polaris for its 30 year class dry-dock carried out between May 2008 and January 2009 and the additional installation of the Deep Water Stinger.

Financial Review and Statements:

Financial Review continued

The four largest capital expenditure projects during fiscal year 2007 were:

Assets	Description of capital expenditure project	($ in millions)
Polar Queen	Ship conversion	117.9
Pertinacia	Ship conversion	32.7
Acergy Polaris	New J-Lay tower(a)	27.2
Toisa Proteus	Flexible lay system and ship preparation	18.3

(a)	To ensure consistency of reporting, the new J-Lay (deepwater pipelay) system which has been installed onboard deepwater pipelay and construction barge Acergy Polaris is classified as maintenance capital expenditure as it replaces an existing system. This is despite an evolving specification which has resulted in a significantly more advanced J-Lay system than was replaced.

Capital expenditure planned for fiscal year 2010

Planned capital expenditure on property, plant and equipment for fiscal year 2010 is approximately $340 million. The majority of the expenditure will be for the purchase of Acergy Borealis, as well as for further upgrading and rejuvenation of the fleet which operates across the various segments. In addition, the subsidiary, Acergy Havila, is expecting capital expenditure of approximately $180 million upon delivery of Acergy Havila. The 2010 capital expenditure is expected to be financed from existing cash resources, with the exception of Acergy Havila which will be financed through the loan facility described in Note 30 ‘Borrowings’ to the Consolidated Financial Statements.

Divestitures

As at fiscal year end 2009, assets held for sale and the related business segments were:

For the fiscal year (in $ millions)	2009	2008	2007
Acergy AME(a)	1.1	1.1	1.1
Acergy NEC(b)	1.0	74.4	–
Acergy NAMEX	0.1	–	–
Acergy AFMED(c)	86.5	–	–
Total	88.7	75.5	1.1

(a)	This relates to the land, buildings and office equipment in Balikpapan, Indonesia in Acergy AME. The Group expects to sell the assets in fiscal year 2010 as part of the decision to dispose of certain Indonesian assets involved with shallow water and diving activities.
(b)	This relates to the disposal of the Trunkline business in 2008 including Acergy Piper, a semi-submersible pipelay barge which was sold on January 9, 2009. The 2009 value represents equipment purchased for Acergy Piper that is expected to be sold in 2010.
(c)	This relates to property, plant and equipment owned by the Sonamet and Sonacergy subsidiaries that has been classified as an asset held for sale as a result of the expected sale of 19% of the Group’s interest in 2010. See Note 21 ‘Assets classified as held for sale’ to the Consolidated Financial Statements.

Business segments’ results

The Group’s operations were managed through five geographical segments. In 2009 it was decided to combine the regional structures into ‘Territory 1’ and ‘Territory 2’ in order to improve our commercial focus and the co-ordination and utilisation of worldwide resources.

‘Territory 1’ comprises Northern Europe and Canada, and Asia and Middle East.

‘Territory 2’ comprises Africa and Mediterranean, North America and Mexico and South America.

‘Corporate’ manages activities that serve more than one segment.

The chief operating decision maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer of Acergy S.A. who is supported by the Senior Vice President of each ‘Territory’. Each region within the ‘Territories’ is managed by a Vice President who is responsible for all aspects of the projects within the relevant segment, from initial tender to completion. Each segment is accountable for income and losses for such projects. One segment may provide support to other segments; an example is the Frade project where Acergy NAMEX provides project management support to Acergy SAM.

Acergy	Annual Report and Financial Statements 2009

Territory 1

Acergy Northern Europe and Canada (‘NEC’)

This segment includes all activities in Northern Europe and Eastern Canada and manages the Acergy/Subsea 7 project-specific joint venture operations. Its offices are based in Aberdeen, UK; Stavanger, Norway; Moscow, Russia; and St John’s, Canada.

For the fiscal year	2009 (in $ millions)%		2008 (in $ millions)%		2007 (in $ millions)%
Revenue	648.8	29.4(a)	843.1	33.4(a)	696.6	28.9(a)
Operating expenses	(519.7)	30.9(b)	(574.5)	30.7(b)	(509.2)	27.4(b)
Net income before tax	88.6		185.1		145.5

(a)  Segment revenue as a percentage of total revenue from continuing operations.

(b)  Segment operating expenses as a percentage of total operating expenses from continuing operations.

Investment

In fiscal year 2007 the Group entered into a $180.0 million agreement with Havila Shipping ASA for a new build diving support ship for Acergy NEC which is expected to join the fleet in the second half of 2010. The ship, Acergy Havila, will be a state-of-the-art diving support ship and is specifically designed for efficient diving operations in the harshest environments. Acergy Havila will be owned by Acergy Havila Limited, a subsidiary in which the Group has a 50% ownership, and will be operated by Acergy for a period of ten years.

In fiscal year 2007 the Group signed a new lease agreement with Volstad Shipping AS for a five year charter of the new build ship Acergy Merlin for the IMR and Survey market. The charter agreement for Acergy Merlin was cancelled in February 2009 following a reduction in the level of forecast IMR and Survey work. A charge has been recorded in fiscal year 2009 of $6.5 million, being the cost of cancelling the charter agreement.

In fiscal year 2009, the Group decided not to exercise the renewal option for Normand Mermaid lease agreement with lessor Solstad Shipping AS.

Revenue

Acergy NEC’s revenue from continuing operations for fiscal year 2009 was $648.8 million representing 29.4% of total revenue from continuing operations, a decrease of $194.3 million compared to $843.1million in fiscal year 2008. The decrease reflected lower activity levels, as anticipated, and lower ship utilisation in the highly competitive North Sea market. All business areas were affected by the economic downturn; SURF activity, revenues declined to $506.7 million in fiscal year 2009 compared to $647.0 million in fiscal year 2008; IMR and Survey activities also declined with revenues of $142.1 million compared to $196.1 million in fiscal year 2008. The market conditions and reduced investment in the segment have also resulted in new project awards of smaller value in comparison to the main revenue generating projects which reached maturity in 2008. Main project revenue contributors for fiscal year 2009 were Dong Nini East, Ormen Lange, Gjoa and EnCana Deep Panuke which made good progress during the year.

This segment’s revenue in fiscal year 2008 of $843.1 million represented 33.4% of total revenue from continuing operations, an increase of $146.5 million compared to $696.6 million in fiscal year 2007. The increase was driven by higher levels of SURF activity which reported revenue of $647.0 million compared to $589.1 million in fiscal year 2007, and IMR and Survey activity which contributed revenue of $196.1 million compared to $107.5 million in fiscal year 2007. These results reflected good progress on SURF projects such as Marathon Volund, Sage Hot Tap, Miskar and the Tyrihans Subsea installation. In addition the number of chargeable vessel days increased following the delivery of Skandi Acergy during fiscal year 2008.

Operating expenses

Acergy NEC’s operating expenses for fiscal year 2009 were $519.7 million representing 30.9% of total operating expenses from continuing operations, a decrease of $54.8 million compared to $574.5 million in fiscal year 2008. Operating expenses were 80.1% of the segment’s revenue compared to 68.1% in fiscal year 2008. Operating expenses for fiscal year 2008 included a credit of $30.0 million related to the settlement of a Norwegian defined benefit pension scheme. Excluding the settlement, operating expenses represented 80.1% of the segment’s revenue in fiscal 2009 compared to 71.7% in 2008. The increase predominately reflects the additional operating expenses on the Marathon Volund Project which completed during fiscal year 2009, although commercial negotiations remain ongoing.

This segment’s operating expenses for fiscal year 2008 were $574.5 million representing 30.7% of total operating expenses from continuing operations, an increase of $65.3 million compared to $509.2 million in fiscal year 2007. This increase of $65.3 million included a credit of $30.0 million arising on the settlement of a Norwegian defined benefit pension scheme in fiscal year 2008. Operating expenses were 68.1% of the segment’s revenue in fiscal 2008 compared to 73.1% in fiscal year 2007. Excluding the settlement credit, operating expenses as a percentage of revenue for fiscal year 2008 would have been broadly in line with fiscal year 2007.

Net income before tax

Acergy NEC’s net income before tax for fiscal year 2009 was $88.6 million, a decrease of $96.5 million compared to $185.1 million in fiscal year 2008. The decrease in fiscal year 2009 is primarily due to a reduction in gross profit of $139.5 million due to lower project activity levels and an increase in operating expenses on the Marathon Volund Project which completed during the fiscal year 2009, although commercial negotiations remain ongoing. This was partially offset by a reduction in administrative expense of $17.9 million following cost reduction measures taken during the year and an increase in other gains and losses of $30.3 million primarily due to positive foreign exchange movements.

Financial Review and Statements:

Financial Review continued

In fiscal year 2008 the segment’s net income before tax was $185.1 million, an increase of $39.6 million compared to $145.5 million in fiscal year 2007. The increase in fiscal year 2008 was primarily due to increased gross profit of $81.2 million from projects due to higher project activity and the benefit of the $33.0 million gain arising on the settlement of a Norwegian defined benefit pension scheme in fiscal year 2008. The increase in net income before tax was partially offset by a $30.4 million reduction in other gains and losses due largely to foreign exchange movements resulting in a loss of $11.7 million in fiscal year 2008 compared to a profit of $18.7 million in fiscal year 2007.

The following table sets forth the most significant recent or ongoing projects in the Acergy NEC segment:

Project name	Description
Lump sum SURF projects:
BP Skarv	Project offshore Norway, being executed during 2009 to 2011 for BP.
Britannia Satellites	Project offshore United Kingdom, executed during 2005 to 2007 for ConocoPhillips.
Deep Panuke	Project offshore Canada, being executed during 2008 to 2011 for Encana Corporation.
Gjoa Umbilical Riser	Project offshore Norway, being executed during 2008 to 2010 for StatoilHydro.
Miskar	Project offshore Tunisia, executed during 2007 to 2008 for British Gas.
Njord Gas Export	Project offshore Norway, executed during 2005 to 2008 for StatoilHydro.
Nini East Development Project	Project offshore Denmark, being executed during 2008 to 2010 for DONG Energy.
Ormen Lange	Project offshore Norway, executed during 2008 to 2009 for StatoilHydro.
Talisman Scapa	Project offshore United Kingdom, executed during 2009 for Talisman.
Trym Field Development Project	Project offshore Norway, being executed during 2009 to 2010 for DONG Energy.
Tyrihans Subsea	Project offshore Norway, executed during 2006 to 2008 for StatoilHydro.
SAGE Hot Tap	Project offshore United Kingdom, executed during 2007 to 2008 for ExxonMobil.
Volund	Project offshore Norway, executed during 2007 to 2009 for Marathon Petroleum.

Day rate IMR projects:
Hydro Frame Agreement	Project offshore Norway, expected to be executed during the period 1999 to 2010 for StatoilHydro.

SURF/IMR/Survey projects:
BP IMR UK	Project offshore United Kingdom, expected to be executed during 2008 to 2012 for BP.
CNR Frame Agreement	Project offshore United Kingdom, expected to be executed during 2006 to 2010 for CNR.
DONG Energy Frame Agreement	Project offshore North Sea, expected to be executed during 2008 to 2012 for DONG Energy.

Acergy	Annual Report and Financial Statements 2009

Acergy Asia and Middle East (‘AME’)

This segment includes all activities in Asia Pacific, India, and Middle East and includes the Malaysian joint venture, SapuraAcergy, with SapuraCrest Petroleum Berhad. It has its offices in Singapore and Perth, Australia.

For the fiscal year	2009 (in $ millions)%		2008 (in $ millions)%		2007 (in $ millions)%
Revenue	206.0	9.3(a)	180.8	7.2(a)	102.4	4.3(a)
Operating expenses	(156.9)	9.3(b)	(129.0)	6.9(b)	(101.1)	5.4(b)
Net income/(loss) before tax	38.1		17.2		(15.5)

(a)  Segment revenue as a percentage of total revenue from continuing operations.

(b)  Segment operating expenses as a percentage of total operating expenses from continuing operations.

Investment

Toisa Proteus, which is in its final year of a three year charter from the Toisa/Sealion Group of companies, joined the fleet during the second quarter of fiscal year 2007. The ship completed its conversion programme and commenced working for the segment’s projects during the third quarter of fiscal year 2007. In addition, Sapura 3000, a new build ship within the SapuraAcergy joint venture, was delivered in fiscal year 2008. Fiscal year 2009 operations included the final offshore phase of the Kikeh and Mumbai High Seas (MHS) Projects.

Revenue

Acergy AME’s revenue from continuing operations for fiscal year 2009 was $206.0 million representing 9.3% of the total revenue from continuing operations, an increase of $25.2 million compared to $180.8 million in fiscal year 2008. The increase reflects the segment’s strategy to focus its resources on the SURF market and progress of the segment’s portfolio of SURF projects to more advanced stages of execution. Projects which made good progress during fiscal year 2009 included Van Gogh, Pyrenees and Al Shaheen and the Pluto Project, which remained in early stages.

This segment’s revenue from continuing operations of $180.8 million represented 7.2% of the total revenue from continuing operations in fiscal year 2008, an increase of $78.4 million compared to $102.4 million in fiscal year 2007. The increase was driven by SURF projects, which contributed revenue of $178.0 million, compared to $88.0 million in fiscal year 2007 and included Vincent, Maari and Liu Hua Projects, which completed during the year and good progress on other SURF projects, including Van Gogh and Pluto.

Operating expenses

Acergy AME’s operating expenses for fiscal year 2009 were $156.9 million. This represented 9.3% of total operating expenses from continuing operations, an increase of $27.9 million compared to $129.0 million in fiscal year 2008. Operating expenses were 76.2% of the segment’s revenue compared to 71.3% in fiscal year 2008. The increase was primarily due to the increase in SURF project activity.

This segment’s operating expenses in fiscal year 2008 were $129.0 million representing 6.9% of total operating expenses from continuing operations, an increase of $27.9 million from $101.1 million in fiscal year 2007. The increase was primarily due to the increase in SURF project activity.

Net income/(loss) before tax

Acergy AME’s net income before tax for fiscal year 2009 was $38.1 million, compared to $17.2 million in fiscal year 2008, an increase of $20.9 million. This increase was primarily due to a significant contribution from the Van Gogh and Bluewater Al Sheehan Projects and the SapuraAcergy joint venture which contributed a $9.7 million profit in fiscal year 2009 compared with a loss of $15.4 million in fiscal year 2008. The turnaround of the joint venture’s result was due to improvements in the Kikeh and MHS Projects’ performance and Sapura 3000 being available for the full year allowing greater utilisation.

This segment’s net income before tax for fiscal year 2008 was $17.2 million, compared to a net loss before tax of $15.5 million in fiscal year 2007. The increase in profitability is primarily due to significant project contributions from the Liu Hua and Maari Projects. The increased profitability was partially offset by a loss of $15.4 million from the SapuraAcergy joint venture in fiscal 2008 (2007: a loss of $10.3 million) due to the late delivery of Sapura 3000.

Financial Review and Statements:

Financial Review continued

The following table sets forth the most significant recent and ongoing projects in the Acergy AME segment:

Project name	Description
Lump sum SURF projects:
Bluewater Al-Shaheen	Project offshore Qatar, executed during 2009 for Bluewater.
Dai Hung	Project offshore Vietnam, executed during 2005 to 2008 for Petrovietnam Exploration and Production Company.
Devil Creek Development Project	A SapuraAcergy project offshore Australia, expected to be executed during 2009 to 2011 for Apache
Energy Ltd utilising Sapura 3000.
Gumusut	A SapuraAcergy project offshore Malaysia, expected to be executed during 2009 to 2012 for Sabah Shell Petroleum Co Ltd utilising Sapura 3000.
Kerisi	Project offshore Indonesia, executed during 2006 to 2007 for ConocoPhillips.
Kikeh	A SapuraAcergy project offshore Malaysia, executed during 2007 to 2009 for Murphy Sabah Oil Co utilising Sapura 3000.
Maari	Project offshore New Zealand, executed during 2006 to 2008 for Tablelands Development.
Liu Hua	Project offshore China, executed during 2007 to 2008 for CNOOC.
Pluto	Project offshore Australia, being executed during 2008 to 2010 for Woodside.
Pyreness Project	Project offshore Australia, being executed during 2009 to 2010 for BHP Billiton.
Van Gogh	Project offshore Australia, executed during 2007 to 2009 for Apache Energy.
Vincent Development	Project offshore Australia, executed during 2006 to 2008 for Woodside.

Territory 2

Acergy Africa and Mediterranean (‘AFMED’)

This segment comprises all activities within the Africa and Mediterranean region and has its office in Suresnes, France. It operates fabrication yards in Nigeria, Angola and Gabon and also manages project specific joint ventures such as the Nigerian joint venture, Oceon.

For the fiscal year	2009 (in $ millions)%		2008 (in $ millions)%		2007 (in $ millions)%
Revenue	999.7	45.3(a)	1,175.9	46.6(a)	1,398.4	58.1(a)
Operating expenses	(746.5)	44.3(b)	(897.1)	47.9(b)	(1,069.8)	57.5(b)
Net income before tax	178.8		219.3		200.1

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

Revenue

Acergy AFMED’s revenue from continuing operations for fiscal year 2009 was $999.7 million representing 45.3% of total revenue from continuing operations, a decrease of $176.2 million compared to $1,175.9 million in fiscal year 2008. The decrease primarily reflected the result of lower activity levels in both SURF and conventional markets caused by delays in new project awards, as a result of the general economic downturn. As anticipated this was reflected in a lower utilisation of all the segment’s ships, with the exception of Acergy Polaris. Major SURF projects, including Block 15 and PazFlor, progressed well and contributed revenue of $617.2 million compared to $735.8 million in 2008 and conventional projects, including EPC4 A and Angola LNG, contributed revenue of $382.5 million compared to $440.1 million in fiscal year 2008.

This segment’s revenue from continuing operations for fiscal year 2008 was $1,175.9 million representing 46.6% of total revenue from continuing operations, a decrease of $222.5 million compared to $1,398.4 million in fiscal year 2007. The decrease was primarily due to lower activity levels resulting from the unusually high level of planned dry-dock on Acergy Polaris, Acergy Legend and Acergy Hawk during the second half of fiscal year 2008. During fiscal year 2008, good progress was made on major SURF projects, including Moho Bilondo, Tombua Landana, Block 15 and the successful completion of the Kizomba C-Mondo and Kizomba C-Saxi Batuque Projects, as well as Conventional projects, including EPC2B. SURF projects contributed revenue of $735.8 million compared to $1,055.4 million in fiscal year 2007, and conventional projects contributed revenue of $440.1 million compared to $343.0 million in fiscal year 2007.

Operating expenses

Acergy AFMED’s operating expenses in fiscal year 2009 were $746.5 million compared to $897.1 million in fiscal year 2008, representing 44.3% of our total operating expenses from continuing operations, a decrease of $150.6 million. The decrease is primarily due to lower activity levels with operating expenses representing 74.7% of revenue compared to 76.3% in fiscal year 2008. Maintenance and repair costs incurred on Acergy Polaris related to its extensive planned dry-dock, which completed during the first quarter of fiscal year 2009, however the operating margin improved in fiscal year 2009 as a result of operational efficiencies.

Acergy	Annual Report and Financial Statements 2009

This segment’s operating expenses in fiscal year 2008 were $897.1 million. This represented 47.9% of total operating expenses from continuing operations, a decrease of $172.7 million compared to $1,069.8 million in fiscal year 2007. Operating expenses were 76.3% of the segment’s revenue compared to 76.5% for fiscal year 2007. The decrease primarily reflected the lower levels of project activity due to the high levels of dry-dock during the second half of fiscal year 2008. It was also explained by the completion of a number of major projects, including Greater Plutonio, during fiscal 2007 for which high levels of operating expenditure were required, compared to fiscal year 2008 when the major projects within the portfolio were at less advanced stages and therefore required less operating expenditure.

Net income before tax

Acergy AFMED’s net income before tax in fiscal year 2009 was $178.8 million, a decrease of $40.5 million compared to $219.3 million in fiscal year 2008. The reduction in net income before tax was primarily due to a lower gross profit performance reflecting the reduced activity levels partially offset by the positive foreign exchange movements, a positive contribution from Sonamet and a $14.9 million reduction in administrative expenses; partially offset by a lower contribution from other gains and losses with a gain of $5.9 million in fiscal year 2009, compared to a gain of $34.8 million in fiscal year 2008 which benefited from foreign exchange gains arising from revaluation of inter-company balances.

This segment’s net income before tax in fiscal year 2008 was $219.3 million, an increase of $19.2 million compared to $200.1 million in fiscal year 2007. The increase was primarily due to a $55.0 million positive improvement in the contribution from other gains and losses with a gain of $34.8 million being recorded in fiscal year 2008 compared to a loss of $20.2 million in fiscal year 2007, despite lower project revenue during fiscal year 2008. The largest element of this improvement related to foreign exchange gains of $39.0 million (2007: $11.6 million loss) arising principally from the revaluation of inter-company balances due to foreign exchange rate movements particularly in the fourth quarter.

The following table sets forth the most significant recent or ongoing projects in the Acergy AFMED segment:

Project name	Description
Lump sum Conventional projects:
Angola LNG	Project offshore Angola, being executed during 2008 to 2010 for Angola LNG.
Block 17/18	Project offshore Angola, being executed during 2009 to 2010 for Total and BP.
EPC2B	Project offshore Nigeria, executed during 2005 to 2008 for ExxonMobil.
EPC4A	Project offshore Nigeria, being executed during 2009 to 2010 for ExxonMobil.
EGP3B	Project offshore Nigeria, being executed during 2010 to 2013 for Chevron Texaco.
Mafumeira	Sonamet/Sonacergy project for fabrication in 2007 and 2008 of jacket and deck for Chevron Texaco.
OSO	Project offshore Nigeria, executed in 2007 for ExxonMobil.
Sonamet/Sonacergy Projects	Portfolio of shallow water and deepwater fabrication projects performed at the fabrication facility in Lobito, Angola on behalf of the Group and other external clients.
Lump sum SURF projects:
Agbami	Project offshore Nigeria, executed during 2005 to 2008 for Star Deepwater Petroleum.
Block 15	Project offshore Angola, being executed during 2008 to 2010 for ExxonMobil.
Cameron USAN Manifolds	Project offshore Nigeria, being executed during 2008 to 2011 for Cameron.
Greater Plutonio	Project offshore Angola, executed during 2004 to 2007 for BP.
Kizomba C Mondo	Project offshore Angola, executed during 2006 to 2008 for ExxonMobil.
Kizomba C Saxi Batuque	Project offshore Angola, executed during 2006 to 2008 for ExxonMobil.
Moho Bilondo	Project offshore Congo, being executed during 2005 to 2010 for Total.
PazFlor	Project offshore Angola, being executed during 2008 to 2011 for Total.
Tombua Landana	Project offshore Angola, executed during 2006 to 2009 for Chevron.

Financial Review and Statements:

Financial Review continued

Acergy North America and Mexico (‘NAMEX’)

This segment includes activities in the United States of America, Mexico, Central America and Western Canada and provides project management support for major projects executed in South America. Its office is in Houston, Texas in the United States of America.

For the fiscal year	2009 (in $ millions)%		2008 (in $ millions)%			2007 (in $ millions)%
Revenue	57.8	2.6(a)	4.4		0.2(a)	3.2	0.1(a)
Operating (expenses)/income	(19.1)(c)	1.1(b)	17.2	(c)	(0.9)(b)	(3.2)	0.2(b)
Net income/(loss) before tax	24.2		17.9			(5.3)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.
(c)	The amount includes income from inter-segmental expenditure sharing arrangements.

Revenue

Acergy NAMEX’s revenue from continuing operations for fiscal year 2009 was $57.8 million, an increase of $53.4 million compared to $4.4 million in fiscal year 2008, due primarily to the successful execution and completion of the Perdido and Hess Conger Projects.

This segment’s revenue from continuing operations for fiscal year 2008 was $4.4 million, an increase of $1.2 million compared to $3.2 million in fiscal year 2007, due primarily to the commencement of the ultra deepwater Perdido Project.

Operating (expenses)/income

Acergy NAMEX’s operating expenses in fiscal year 2009 were $19.1 million compared to $17.2 million operating income in fiscal year 2008, an increase of $36.3 million, due primarily to expenses incurred for activity related to the Perdido and Hess Conger Projects and this segment’s ongoing support for cross regional projects in Acergy SAM which contributed towards operating expenses being shared.

This segment’s operating income in fiscal year 2008 was $17.2 million compared to $3.2 million operating expenses in fiscal year 2007. This segment is directly involved with various cross-regional projects which contributed towards expenditures being shared and allocated to other regions.

Net income/(loss) before tax

The segment’s net income before tax in fiscal year 2009 was $24.2 million, an increase of $6.3 million compared to $17.9 million in fiscal year 2008. The increase was primarily due to a gross profit improvement of $17.1 million including the contribution from the Perdido and Hess Conger Projects, income shared on an equal basis with Acergy SAM in relation to the Frade Project, partially offset by a decrease of $9.2 million in other gains and losses arising from the revaluation of inter-company balances due to foreign exchange rate movements.

This segment’s net income before tax in fiscal year 2008 was $17.9 million, an increase of $23.2 million, compared to a net loss before tax of $5.3 million in fiscal year 2007. The increase was primarily due to the recovery of general administrative expenses and other support costs pursuant to inter-segmental expenditure sharing arrangements during fiscal year 2008 compared to fiscal year 2007. Included in the segment’s net income was a portion of the net income resulting from the PRA-1 and Frade Projects, which were shared on an equal basis with Acergy SAM.

The table below sets out the most significant recent or ongoing projects in the Acergy NAMEX segment:

Project name	Description
Lump sum SURF projects:
Hess Conger	Project offshore the United States of America, executed during 2009 for Amerada Hess.
Perdido	Project offshore the United States of America, executed during 2008 to 2009 for Shell.

Acergy South America (‘SAM’)

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil. Its principal operating location is Macae, Brazil.

For the fiscal year	2009 (in $ millions)%		2008 (in $ millions)%		2007 (in $ millions)%
Revenue	288.8	13.1(a)	320.1	12.7(a)	202.0	8.4(a)
Operating (expenses)/income	(224.7)	13.3(b)	(268.9)	14.3(b)	(188.9)	10.2(b)
Net income/(loss) before tax	35.3		27.1		(0.3)

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

Acergy	Annual Report and Financial Statements 2009

Revenue

Acergy SAM’s revenue from continuing operations for fiscal year 2009 was $288.8 million representing 13.1% of total revenue from continuing operations, a decrease of $31.3 million compared to $320.1 million in fiscal year 2008. The decrease reflected an anticipated lower contribution from the segment’s lump-sum SURF project portfolio, due to the completion in the prior fiscal year of the PRA-1 Project, partially offset by the good contribution from the Frade and Roncador Manifolds Projects which completed during the fiscal year. The three ships on long-term service arrangement, Acergy Condor, Acergy Harrier and Pertinacia, achieved full utilisation outside of dry-docks and generated similar levels of revenue compared to fiscal year 2008. During fiscal year 2009 Acergy SAM’s segment was awarded a fourth long-term service arrangement contract by Petrobras for the Polar Queen which will provide flexible laying services for a period of four years commencing in fiscal year 2010.

This segment’s revenue from continuing operations for fiscal year 2008 was $320.1 million representing 12.7% of total revenue from continuing operations, an increase of $118.1 million compared to $202.0 million in fiscal year 2007. The increase was primarily due to higher activity in the cross-regional lump-sum SURF projects, PRA-1 and Frade, both offshore Brazil, which contributed revenue of $192.4 million compared to $102.7 million in fiscal year 2007. The three ships on long-term service arrangement achieved full utilisation outside of planned dry-docks and contributed revenue of $120.4 million compared to $80.5 million in fiscal year 2007.

Operating expenses

Acergy SAM’s operating expenses for fiscal year 2009 were $224.7 million representing 13.3% of total operating expenses from continuing operations, a decrease of $44.2 million compared to $268.9 million in fiscal year 2009. The decrease was primarily due to the lower activity levels in the cross-regional SURF projects in fiscal year 2009.

This segment’s operating expenses for fiscal year 2008 were $268.9 million representing 14.3% of total operating expenses from continuing operations, an increase of $80.0 million compared to $188.9 million in fiscal year 2007. The increase was primarily due to higher activity levels in the cross-regional SURF projects and a full year’s operating expenses relating to the Pertinacia.

Net income/(loss) before tax

Acergy SAM’s net income before tax in fiscal year 2009 was $35.3 million compared to $27.1 million in fiscal year 2008, an increase of $8.2 million primarily due to an improved gross profit performance of $12.9 million due to the successful completion of the Frade and Roncador Manifold Projects, partially offset by a negative variance of $6.5 million on other gains and losses following measures taken to reduce the segment’s foreign exchange exposure.

This segment’s net income before tax in fiscal year 2008 was $27.1 million compared to a $0.3 million net loss before tax in fiscal year 2007. The increase primarily reflected higher activity in the cross-regional SURF projects, PRA-1 and Frade, and a positive contribution from Pertinacia which operated for the full twelve months of the fiscal year 2008 compared to only seven months in fiscal year 2007. The increase also reflected a positive contribution from Acergy Harrier due to increased profitability following resolution of the thruster problems experienced in fiscal year 2007.

The following table sets out the most significant recent or ongoing projects in the Acergy SAM segment:

Project name	Description
Lump sum SURF projects:
Frade	Project offshore Brazil, executed during 2006 to 2009 for Chevron Texaco.
PRA-1	Project offshore Brazil, executed during 2006 to 2008 for Petrobras.
Roncador Manifolds	Project offshore Brazil, executed during 2009 for Petrobras.
Ships on long-term service arrangements:
Acergy Condor	Projects offshore Brazil, being executed during 2006 to 2010 for Petrobas.
Acergy Harrier	Projects offshore Brazil, being executed during 2006 to 2010 for Petrobas.
Pertinacia	Projects offshore Brazil, being executed during 2007 to 2013 for Petrobas.
Polar Queen	Projects offshore Brazil, being executed during 2010 to 2013 for Petrobas.

Corporate

Acergy Corporate (‘CORP’)

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

Principal executive offices are located in Hammersmith, London, United Kingdom.

Financial Review and Statements:

Financial Review continued

For the fiscal year	2009 (in $ millions)%		2008 (in $ millions)%		2007 (in $ millions)%
Revenue	7.7	0.3(a)	(1.9)	(0.1)(a)	3.7	0.2(a)
Operating (expenses)/income	(16.9)	1.0(b)	(21.9)	1.2(b)	13.1	(0.7)(b)
Net (loss)/income before tax	(3.7)		25.7		19.4

(a)	Segment revenue as a percentage of total revenue from continuing operations.
(b)	Segment operating expenses as a percentage of total operating expenses from continuing operations.

Revenue

Acergy CORP’s revenue from continuing operations in fiscal year 2009 was $7.7 million compared to $1.9 million negative revenue in fiscal year 2008. The revenue in fiscal year 2009 is due to personnel services and related costs charged to the SapuraAcergy joint venture.

Acergy CORP’s revenue in fiscal year 2008 was $1.9 million negative revenue compared to $3.7 million positive revenue in fiscal year 2007 due to the reversal of prior year corporate accrued revenue.

Operating (expenses)/income

In fiscal year 2009 the segment’s operating expenses were $16.9 million, compared to $21.9 million in fiscal year 2008, primarily due to higher recovery of offshore crewing costs partially offset by a $9.8 million impairment charge in respect of under-utilised operating equipment and a lower contribution from fewer global vessels included in this segment.

In fiscal year 2008 the segment’s operating expenses were $21.9 million, compared to an operating income of $13.1 million in fiscal year 2007. Operating income in fiscal year 2007 included an over-recovery arising from positive results in the captive insurance business which did not materialise in fiscal year 2008.

Net (loss)/income before tax

Acergy CORP’s net loss before tax for fiscal year 2009 was $3.7 million compared to net income before tax of $25.7 million in fiscal year 2008. The decrease of $29.4 million was primarily due to a reduction of $38.5 million from joint ventures, where NKT Flexibles contributed $21.7 million (2008: $45.6 million), reflecting challenging conditions in the flexible pipe market, and a lower contribution from Seaway Heavy Lifting which contributed $15.0 million (2008: $29.6 million) due to a particularly strong performance in fiscal year 2008. This was partially offset by a $14.6 million increase in gross profit due to an over recovery of offshore personnel costs partially offset by lower utilisation on fewer global vessels within the Acergy CORP segment in fiscal year 2009.

Acergy CORP’s net income before tax for fiscal year 2008 was $25.7 million compared to $19.4 million in fiscal year 2007. The increase was due to significant improvements in the results of the joint ventures which contributed $75.2 million, an increase of $48.5 million on the contribution received in fiscal year 2007. NKT Flexibles contributed $45.6 million (2007: $17.9 million) due to greater demand for flexibles following the increase in global SURF activity levels and Seaway Heavy Lifting contributing $29.6 million (2007: $8.8 million) with a significant improvement in the fourth quarter of fiscal year 2008 compared to the fourth quarter 2007 when Stanislav Yudin was in dry-dock for the full quarter. These gains were partly offset by $12.1 million in under recovery of offshore personnel costs.

Liquidity and capital resources

Cash management constraints

The Group’s cash operations are managed and controlled by its treasury department, and cash surpluses and requirements are identified using consolidated cash flow forecasts. It is not always possible to freely transfer funds across international borders. For example, certain subsidiary companies in France which show a negative net asset position are unable to release funds to the treasury department without approval from the Board of Directors of the relevant subsidiary. Further approval from the Central Bank of Brazil is required to obtain remittances from Brazil. Access to the $103.6 million cash that is held by Sonamet and Sonacergy is limited because it would require agreement between the minority shareholder and the Group, as well as approval from the National Bank of Angola for Sonamet.

The Group operated within a liquidity risk management framework which governs its management of short, medium and long-term funding and liquidity requirements. The Group manages liquidity risk by maintaining what it believes are adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and aiming at matching the maturity profiles of financial assets and liabilities. Included in Note 30 ‘Borrowings’ to the Consolidated Financial Statements is a list of undrawn facilities that the Group had at its disposal as of November 30, 2009.

The main uncertainties with respect to primary sources of funds are: project related timing of cash inflows and outflows; timing of the costs relating to investment in and expansion of the fleet; the ability to agree with clients, in a timely fashion, the amounts due as claims and variation orders; and the availability of cash flows from joint ventures.

Future compliance with debt covenants

As described in Note 30 ‘Borrowings’ to the Consolidated Financial Statements, the Group’s credit facilities contain various financial covenants, including but not limited to, a minimum level of tangible net worth, a maximum level of net debt to earnings before interest, taxes, depreciation and amortisation (‘EBITDA’), a maximum level of total financial debt to tangible net worth, a minimum level of cash and cash equivalents and an interest

Acergy	Annual Report and Financial Statements 2009

cover covenant. The Group must meet the requirements of the financial covenants on a consolidated basis in quarterly intervals on the last day of February, May, August and November of each year. Given the performance of the business for fiscal year 2009 the Group expects, based on its forecasts for fiscal year 2010, that it will be able to comply with all financial covenants during fiscal year 2010.

Sources of cash

The Group’s principal sources of funds for fiscal year 2009 have been cash from operations.

The cash and cash equivalents position of $907.6 million at November 30, 2009 (2008: $573.0 million) is largely attributable to stronger net cash generated from operating activities of $546.1 million compared to $493.1 million achieved in fiscal year 2008. The readily available funds for ongoing operations were: (i) unutilised cash loan credit facilities of $6.1 million; (ii) cash on hand as at November 30, 2009 of $907.6 million; (iii) the sale of Acergy Piper which realised net $73.0 million on January 9, 2009; and (iv) ongoing cash generated from operations; less (v) project liabilities of $279.8 million comprising both advances received from customers of $38.6 million and amounts due under construction contracts of $241.2 million where the amounts have been invoiced ahead of project progress. In respect of amounts available under cash loan credit facilities, a further $68.9 million became available on December 17, 2009, increasing the cash available under cash loan credit facilities to an aggregate of $75.0 million.

There was also a cash balance of $103.6 million (subject to repatriation challenge discussed above) in Sonamet and Sonacergy which has been classified as assets held for sale.

At November 30, 2008 cash and cash equivalents were $573.0 million, primarily unchanged from 2007 ($582.7 million). The readily available funds for ongoing operations were: (i) unutilised cash loan credit facilities amounting to $100.0 million; (ii) cash on hand as at November 30, 2008 of $573.0 million; and (iii) ongoing cash generated from operations; less (iv) project liabilities of $305.6 million comprising both advances received from customers of $59.8 million and amounts due under construction contracts of $245.8 million where the amounts have been invoiced ahead of project progress.

The Group believes that its ability to obtain funding from the sources described above will continue to provide the cash flows necessary to satisfy present working capital and capital expenditure requirements, as well as meet debt repayments and other financial commitments for the next 12 months. The Group also has the ability to raise additional debt and to issue further share capital. However, in light of the current debt and equity capital market conditions, it may not be able to raise such funds on terms acceptable to the Group or at all.

Acergy also has the ability to source additional cash through its loan facilities further described in ‘Description of indebtedness’ below.

The Group expects to use cash to fund further upgrading and rejuvenation of the fleet to provide a platform to support growth initiatives. The summary of generated and used cash flows is as follows:

For fiscal year (in $ millions)	2009 $	2008 $	2007 $
Cash and cash equivalents at the beginning of the year	573.0	582.7	717.5
Net cash generated from operating activities	546.1	493.1	251.3
Net cash used in investing activities	(100.4)	(286.7)	(220.8)
Net cash used in financing activities	(52.0)	(186.1)	(190.0)
Effect of exchange rate changes on cash and cash equivalents	44.5	(30.0)	24.7
Cash balances classified as assets held for sale	(103.6)	–	–
Cash and cash equivalents at the end of the year	907.6	573.0	582.7

Cash flows generated from operating activities

Cash flows generated from operating activities are derived principally from the collection of receivables due from clients under project contracts. The timing of invoice preparation for long-term contracts is typically based on progress towards the completion of work, either defined as agreed project ‘milestones’ or an otherwise agreed staged payment schedule. Cash flows do not always coincide with the recognition of revenue, as clients are generally required to make advance payments at project commencement. It is the policy, when negotiating a contract, to arrange for cash to be received from the client in advance of the requirement to pay suppliers, thus ensuring a positive impact on liquidity. The major cash flow movements are disclosed further in the Consolidated Cash Flow Statement. Net cash generated by operating activities during fiscal year 2009 was $546.1 million (2008: $493.1 million) which included an adjustment for non-cash expenses of $243.3 million (2008: $232.5 million), changes in operating assets and liabilities (net of acquisitions) of $97.0 million (2008: $167.0 million) and income taxes paid of $59.9 million (2008: $213.6 million). At the end of fiscal year 2009 the Group had $21.1 million in advance payments and the performance in cash collection from trade debtors had improved as indicated by the average credit period having decreased to 37 days compared to 39 days in 2008.

Net cash generated by operating activities during fiscal year 2008 was $493.1 million (2007: $251.3 million ) which included an adjustment for non-cash accounting expenses of $232.5 million (2007: $293.3 million), changes in operating assets and liabilities (net of acquisitions) of $167.0 million (2007: ($100.8) million) and income taxes paid of $213.6 million (2007: $75.7 million). At the end of fiscal year 2008 the Group had $29.4 million in advance payments and its performance in cash collection from trade debtors had improved as indicated by the average credit period having decreased to 39 days compared to 57 days in 2007.

Financial Review and Statements:

Financial Review continued

Net cash flows used in investing activities

Net cash used in investing activities in fiscal year 2009 was $100.4 million compared to $286.7 million in fiscal year 2008.

In fiscal year 2009, this comprised primarily of net cash outflows related to the purchase of property, plant and equipment of $171.8 million (2008: $294.3 million) to further develop the asset base, $20.6 million (2008: $nil) additional investment in the Seaway Heavy Lifting joint venture and $5.0 million (2008: $15.1 million) of advances to joint ventures. These outflows were partially offset by cash dividends received from joint ventures amounting to $28.0 million (2008: $10.9 million) and inflows from the sale of property, plant and equipment of $73.6 million (2008: $12.2 million) largely relating to the sale of Acergy Piper which raised net $73.0 million.

Net cash used in investing activities in fiscal year 2008 was $286.7 million compared to $220.8 million in fiscal year 2007. In fiscal year 2008, this comprised primarily of net cash outflows related to the purchase of property, plant and equipment of $294.3 million (2007: $261.0 million) to further develop our asset base and $15.1 million (2007: $0.4 million) of advances to joint ventures. These outflows were partially offset by cash dividends received from joint ventures amounting to $10.9 million (2007: $24.2 million) and inflows from the sale of property, plant and equipment of $12.2 million (2007: $35.3 million).

Net cash used in financing activities

In fiscal year 2009, net cash used in financing activities was $52.0 million, compared to net cash used in financing activities of $186.1 million in fiscal year 2008. This reduction was attributable to the absence of share buy backs in 2009 compared to $138.3 million spent in fiscal year 2008. Net borrowings decreased by $3.5 million to $2.8 million in 2009, and proceeds from option exercises reduced by $2.6 million to $1.6 million. Dividends paid to shareholders increased by $1.9 million. Convertible loan notes interest of $11.3 million remained the same for fiscal year 2009 and fiscal year 2008. Dividends paid to minority interests reduced by $3.8 million to $4.9 million.

In fiscal year 2008, net cash used in financing activities was $186.1 million, compared to net cash used in financing activities of $190.0 million in fiscal year 2007. This reduction was attributable to a decrease in share buy backs to $138.3 million in fiscal year 2008 from $146.8 million in fiscal year 2007 and a $6.3 million increase in net borrowings which were partially offset by a $10.1 million decrease in the proceeds of option exercises. Dividends paid to shareholders increased by $0.8 million. Convertible loan notes interest of $11.3 million and dividends paid to minority interests of $8.7 million both remained the same for fiscal year 2008 and fiscal year 2007.

Description of indebtedness

On October 11, 2006 Acergy S.A issued $500.0 million in aggregate principal amount of 2.25% convertible notes due 2013. The convertible notes have an annual interest of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013.

Acergy’s $400 million credit and guarantee facility comprises $300 million available for the issuance of guarantees (2008: $300 million) and, as of August 10, 2009, $75 million available for cash drawings. The amount available for cash borrowings will further reduce to $50 million on August 10, 2010 in accordance with the terms of the agreement. Final maturity will be August 10, 2011. Any unused portion of the cash borrowing facility can be utilised for the issuance of guarantees. As of November 30, 2009, under the $400 million facility Acergy had fully utilised the $300 million available for guarantee issuance (2008: $207.3 million) and had used $68.9 million of the $75 million loan facility for guarantee issuance (2008: $nil).

On February 26, 2008 the Group executed a $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million amended and restated revolving credit and guarantee facility. The $200 million facility is secured by a guarantee from Acergy S.A. The $200 million facility can be used for the issuance of performance guarantees in the ordinary course of our business. As of November 30, 2009 $136.7 million (2008 $96.8 million) had been utilised. The facility has a maturity date of February 26, 2013. However performance guarantees can be issued with a maturity up to August 26, 2014.

On October 14, 2008 the company completed a NOK Loan and Guarantee Facility of Norwegian Krone 977.5 million ($173.5 million) for the post delivery financing of the Acergy Havila dive support ship. Until delivery of the vessel takes place, which is scheduled to commence operations early 2011, the NOK 997.5 million Loan and Guarantee Facility remains undrawn.

Acergy also has undrawn bank overdraft facilities and short term lines of credit of $36.1 million (2008: $24.7 million) of which $nil (2008: $6.1 million) were drawn at year end.

Together these loan facilities and cash balances should provide sufficient liquid resources and working capital to meet forecasted future operating requirements.

Further details are included in Note 30 ‘Borrowings’ and Note 31 ‘Convertible loan notes’ to the Consolidated Financial Statements.

Off-balance sheet arrangements

Leases and bank guarantees

The Group does not engage in off-balance sheet financing in the form of special purpose entities or similar arrangements, but engages in operating leases in the normal course of business in respect of ship charter hire obligations, office facilities and equipment.

The Group also arranges for bank guarantees, which collectively refer to performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of performance obligations to clients in connection with work on specific projects.

Acergy	Annual Report and Financial Statements 2009

The purpose of the bank guarantees generally is to enable clients to recover cash advances paid to the Group under the project contracts or to obtain cash compensation should the Group be unable to fulfil performance obligations under contracts. Bank guarantees were issued in support of projects in fiscal year 2009 of $287.1 million (2008: $122.5 million).

Guarantee arrangements with joint ventures

SapuraAcergy Assets Pte Ltd (‘SAPL’), previously known as Nautical Vessels Pte Ltd., is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Acergy Bermuda Ltd. (wholly owned by Acergy S.A.). In 2007 the respective parent companies issued a charter guarantee guaranteeing the charter payments from the charterer of Sapura 3000, SapuraAcergySdn. Bhd, to the ship owner, SAPL. The limit of the guarantee is, at any time, the sum of the outstanding amounts under a $240 million Facility Agreement of SAPL less $100 million. Any call under the guarantee will not result in a lump sum payment being made, but the guarantors, severally, will have to service the debt by way of charter payments due from the charterer to the ship owner until the termination date of the loan, which is February 2, 2015.

SapuraAcergy Sdn. Bhd. (‘SASB’) is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Acergy Bermuda Ltd. (wholly owned by Acergy S.A.). The company has entered into a $181.3 million multicurrency facility for the financing of the Shell Gumusut-Kakap Project. Both Acergy S.A. and SapuraCrest Petroleum Berhad have issued several guarantees for 50% of the financing. The facility consists of $41.3 million available for the issuance of bank guarantees, $60.0 million available for letters of credit, and two revolving credit facilities for $60.0 million and $20.0 million respectively. As at November 30, 2009 the amount available for bank guarantees was fully utilised.

Other guarantee arrangements

In addition to the amounts available under the $400 million and the $200 million facilities, the Group has a $30.0 million (2008: $30.0 million) bank guarantee facility with Credit Industriel et Commercial Bank of which $8.0 million (2008: $nil) was utilised as at November 30, 2009.

There is an unsecured local line of credit in Nigeria for the sole use of Globestar Engineering Company (Nigeria) Limited with First Bank of Nigeria plc for $10.0 million. The bonds under this facility were issued to guarantee the project performance of the subsidiary to third parties in the normal course of business. The amount issued under this facility as at November 30, 2009 was $0.7 million (2008: $0.6 million).

The Group had past arrangements with a number of financial institutions to issue bank guarantees on its behalf. As at November 30, 2009, the aggregate amount of guarantees issued under these facilities was $14.5 million (2008: $13.2 million). There was no availability for further issuances under these facilities.

Investments in associates and joint ventures

As at November 30	Country/place of registration	Acergy Group business region		Ownership %	2009 (in $ millions)	2008 (in $ millions)
Dalia Floater Angola, TSS Dalia (‘Dalia’)(a)	France	Africa and Mediterranean	Associate	17.5	3.6	4.3
Global Oceon Engineers (‘Oceon’)	Nigeria	Africa and Mediterranean	Associate	40	–	–
Acergy/Subsea 7	Norway	Northern Europe and Canada	Joint Venture	50	–	2.6
SapuraAcergy	Malaysia/Labuan	Asia and Middle East	Joint Venture	50	–	–
Seaway Heavy Lifting (‘SHL’)	Cyprus/ Netherlands	Corporate	Joint Venture	50	77.6	64.6
NKT Flexibles I/S (‘NKT Flexibles’)	Denmark	Corporate	Joint Venture	49	109.1	68.7
Total					190.3	140.2

(a)	Acergy owns 17.5% and has a significant influence in Dalia. Acergy has a veto on decisions which require unanimous agreement.

Financial Review and Statements:

Financial Review continued

Description of joint ventures

The Dalia facility is an associate with Technip S.A. and Saipem S.A. to perform work on the Dalia field development Block 17 offshore Angola for Total E&P Angola. The joint venture has responsibility for project management, engineering, procurement, commissioning and hook-up of the FPSO.

During fiscal year 2007, a Nigerian joint venture, Oceon, with Petrolog Engineering Services Limited, an established Nigerian contractor, was founded. The purpose of Oceon is to provide engineering support for future shallow and deepwater projects to be executed in Nigeria, and therefore strengthen Acergy’s presence in the country.

The Acergy/Subsea 7 joint ventures reflect the results of the FTP and H7 By-Pass Projects and a consortium agreement which is being executed in the North Sea.

In 2006 the Group established the SapuraAcergy joint ventures with SapuraCrest Petroleum Berhad, to take over the build and operation of Sapura 3000, a new heavy lift and pipelay ship designed to be one of the most advanced deepwater construction ships in the growing Asia Pacific region. During fiscal year 2007, the $150 million loan taken out by the joint venture to partially fund the construction of the Sapura 3000 was refinanced into a $200 million term loan with an additional $40 million revolving credit facility. Acergy has issued a 50% guarantee in respect of this loan, less $50 million, the risk on which is borne by the bank. The ship was delivered in the first quarter of fiscal year 2008 and commenced the offshore phase of the Kikeh Project in first quarter of fiscal year 2008. Acergy made an additional $15.1 million cash advance to the joint venture during fiscal year 2008, and a further $5.0 million in fiscal year 2009.

The Group offers heavy lift floating crane services through SHL. SHL charters the heavy lift barge Stanislav Yudin from a subsidiary of Lukoil Kaliningradmorneft plc, the Group’s joint venture partner in SHL. The barge operates worldwide providing heavy lift services to a range of offshore companies, including occasional projects for the Group. A new build, heavy lift ship Oleg Strashnov is under construction and the ship is expected to be in operation in the second half of 2010. The Group increased its investment in SHL during fiscal year 2007 to contribute to the construction costs of this ship. In addition to this increase in shareholder contribution, SHL took out a term loan, revolving credit and guarantee facility on May 25, 2007. The term loans are for up to €140 million and $180 million, and the revolving credit and guarantee facility for up to $33 million. During fiscal year 2009 an additional investment of $20.6 million was made (2008: $nil) and the existing credit facilities remained in place. There was no recourse to Acergy in respect of this facility.

NKT Flexibles manufactures flexible flowlines and dynamic flexible risers. In fiscal year 2009, the Group’s share of net income was $21.7 million (2008 and 2007: $45.6 million and $17.9 million respectively).

More details relating to transactions with the associates and joint ventures are presented in Note 17 ‘Interest in associates and joint ventures’ to the Consolidated Financial Statements.

Contractual obligations

	Payments due by period(a)
As at November 30, 2009 (in $ millions)	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
Convertible notes(b)	500.0	–	–	500.0	–
Future interest payments(c)	45.0	11.3	22.5	11.2	–
Operating lease payments(d)	530.0	109.9	175.7	134.2	110.2
Purchase obligations(e)	340.5	335.9	4.6	–	–
Forward foreign exchange contracts(f)	22.0	20.4	1.6	–	–
Total	1,437.5	477.5	204.4	645.4	110.2

(a)	Excludes future retirement benefit obligations of $27.2 million at November 30, 2009, guarantee arrangements with joint ventures and associates of $67.1million at November 30, 2009, and the main renewal options:

Polar Queen – two renewal options consisting of one option for three years at the end of 2012 followed by a possible further option for one year;

Far Saga – one renewal option for two years mid-2010;

Acergy Viking – ten renewal options consisting of two for two years and eight options for one year; purchase options after eight, eleven, fourteen and seventeen years;

Skandi Acergy – four renewal options consisting of two options for two years each and two options for one year each.

(b)	On October 11, 2006 the Group completed the offering of $500 million in aggregate principal amount of convertible loan notes due in fiscal year 2013 with the receipt of net proceeds after deduction of related costs of $490.8 million. The convertible loan notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The convertible loan notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange. For further details see Note 31 ‘Convertible loan notes’ to the Consolidated Financial Statements.
(c)	The Group’s debt structure currently contains fixed interest rate debt, and therefore it has calculated the amount of the future interest payments based on the 2.25% interest rate on the aggregate principal amount of $500 million of convertible loan notes. For further details see Note 31 ‘Convertible loan notes’ to the Consolidated Financial Statements.
(d)	These consisted of charter hire obligations towards certain construction support, diving support, survey and inspection ships of $304.9 million. The remaining obligations related to office facilities and equipment as at November 30, 2009 of $225.1 million. For further details see note 36 ‘Operating lease arrangements’ to the Consolidated Financial Statements.
(e)	Purchase obligations are an agreement to purchase goods or services that are enforceable and legally binding including fixed or minimum quantities to be purchased. The value disclosed above is inclusive of property, plant and equipment as disclosed in Note 35 ‘Commitments and contingent liabilities’ to the Consolidated Financial Statements.
(f)	Acergy enters into both derivative financial instruments and non-derivative financial instruments in order to manage its foreign currency exposures. The principal derivatives used are forward foreign currency contracts. The commitments have been drawn up based on the undiscounted net cash inflows or outflows on the derivative instruments that settle on a net basis and the undiscounted gross inflows or outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing as at the fiscal year end November 30, 2009. For further details see Note 37 ‘Financial instruments’ to the Consolidated Financial Statements.

Acergy	Annual Report and Financial Statements 2009

Legal matters

During 2009 the Group’s Brazilian business was audited and formally assessed for ICMS tax (import duty) by the Brazilian tax authorities (Secretaria Fazenda Estado Rio de Janeiro). The amount assessed including penalties and interest amounted to $61.7 million. The Group has challenged this assessment and will revert to the courts if necessary. No provision has been made for any payment as the Group does not believe that this liability is probable.

On February 17, 2006, Bateman, the company which acquired Paragon Litwin S.A., a former engineering subsidiary, launched arbitration proceedings against the Group on the grounds of alleged misrepresentation when the business was sold. No provision was recorded for this claim. On September 5, 2008, the Arbitration Board rejected Bateman’s claim of €13 million and Bateman was ordered to pay an amount of $0.9 million for legal fees and $0.2 million for arbitration costs. The arbitration decision is full and final. As of June 2009 all amounts due by Bateman were paid to Acergy.

In the course of business, the Group becomes involved in contract disputes from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. The Group takes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability it anticipated.

Furthermore, the Group is involved in legal proceedings from time to time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Group to make additional expenditures in excess of reserves that the Group may establish. In the ordinary course of business, various claims, suits and complaints have been filed against us in addition to those specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, the Group believes that they should not materially affect its consolidated financial position.

For other contingent liabilities, please refer to Note 12 ‘Taxation’ and Note 35 ‘Commitments and Contingent Liabilities’ to the Consolidated Financial Statements.

Inflation

Transactions in high-inflation countries are denominated substantially in relatively stable currencies, such as the US Dollar, and inflation therefore does not materially affect the consolidated financial results. Where these transactions are denominated in US Dollars they are hedged in line with the Group’s foreign exchange policies, which have mitigated the effects of the decline in the US Dollar in recent years.

Changes in share capital

In fiscal year 2009 a total of 390,949 share options were exercised (2008: 1,088,952), raising gross proceeds of $1.6 million (2008: $4.2 million). The share option exercises during fiscal year 2009 were satisfied by re-issuing treasury shares. No other new common shares were issued. In 2008 a total of 6,374,100 own common shares were repurchased for a total consideration of $138.3 million.

Additional information on the authorised shares and issued common shares is set out in Note 26 ‘Issued Share Capital’ to the Consolidated Financial Statements.

Critical accounting policies

For the Group’s critical accounting policies please refer to Note 4 ‘Critical accounting judgements and key sources of estimation uncertainty’ to the Consolidated Financial Statements.

Financial Review and Statements:

Report of Independent Registered Public Accounting Firm continued

To the Board of Directors and Stockholders of Acergy S.A.

We have audited the accompanying consolidated balance sheets of Acergy S.A. (a Luxembourg company) and subsidiaries (the “Group”) as at November 30, 2009 and 2008, and the related consolidated income statements, statements of recognised income and expense, and cash flow statements for each of the three years in the period ended November 30, 2009. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as at November 30, 2009 and 2008, and the results of its operations and cash flows for each of the three years in the period ended November 30, 2009, in conformity with International Financial Reporting Standards (“IFRS”) as adopted for use in the European Union and IFRS as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as at November 30, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2010 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

February 17, 2010

Financial Review and Statements:

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Acergy S.A.

We have audited the internal control over financial reporting of Acergy S.A. (a Luxembourg company) and subsidiaries (the “Group”) as at November 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as at November 30, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended November 30, 2009 of the Group and our report dated February 17, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Deloitte LLP

London, United Kingdom

February 17, 2010

Acergy	Annual Report and Financial Statements 2009

Financial Review and Statements:

Consolidated Income Statement

For the fiscal year ended November 30

(in $ millions, except per share data)	Notes	2009	2008	2007
Continuing operations:
Revenue	5	2,208.8	2,522.4	2,406.3
Operating expenses		(1,683.8)	(1,874.2)	(1,859.1)
Gross profit		525.0	648.2	547.2
Administrative expenses		(231.3)	(253.8)	(227.6)
Net other operating income		–	3.4	0.4
Share of results of associates and joint ventures	17	49.0	63.0	31.5
Net operating income from continuing operations	7	342.7	460.8	351.5
Investment income	9	6.4	17.9	30.8
Other gains and losses	10	43.6	44.1	0.6
Finance costs	11	(31.4)	(30.5)	(39.0)
Income before taxes		361.3	492.3	343.9
Taxation	12	(102.8)	(162.6)	(215.1)
Income from continuing operations		258.5	329.7	128.8
Net income/(loss) from discontinued operations	13	7.2	(22.5)	5.7
Net income		265.7	307.2	134.5

Net income attributable to:
Equity holders of parent		245.0	301.4	127.3
Minority interest		20.7	5.8	7.2
		265.7	307.2	134.5

		$	$	$
Earnings per share		per share	per share	per share
Basic:
Continuing operations		1.30	1.76	0.65
Discontinued operations		0.04	(0.12)	0.03
Net income	14	1.34	1.64	0.68
Diluted:
Continuing operations		1.29	1.70	0.63
Discontinued operations		0.04	(0.11)	0.03
Net income	14	1.33	1.59	0.66

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Acergy	Annual Report and Financial Statements 2009

Financial Review and Statements:

Consolidated Statement Of Recognised Income and Expense

For the fiscal year ended November 30

(in $ millions)	Notes	2009	2008	2007
Gains/(losses) on derivative instruments (cash flow hedges)	37	16.4	(26.5)	4.2
Share of (losses)/gains from derivatives related to associates and joint ventures	17	(1.7)	(23.7)	0.2
Exchange differences on translation of foreign operations	28	38.8	(82.8)	21.4
Actuarial (losses)/gains on defined benefit pension schemes	40	(2.8)	(11.1)	7.3
Tax on items taken directly to equity	12	8.1	(6.8)	6.6
Net income/(expenses) recognised directly in equity		58.8	(150.9)	39.7

Foreign currency translation adjustments upon liquidation of entities		–	(0.3)	(1.4)
Transferred to income statement on cash flow hedges	37	9.7	3.7	(0.2)
Transferred to the initial carrying amount of hedged items on cash flow hedges	37	0.2	(0.5)	(3.6)
Tax on items transferred from equity	12	–	–	0.8
Transfers to the income statement		9.9	2.9	(4.4)
Net income/(loss) recognised directly in equity		68.7	(148.0)	35.3
Net income		265.7	307.2	134.5
Total income recognised for the year		334.4	159.2	169.8

Attributable to:
Equity holders of parent		313.7	153.4	162.6
Minority interest		20.7	5.8	7.2
		334.4	159.2	169.8
The accompanying Notes are an integral part of these Consolidated Financial Statements

Financial Review and Statements:

Consolidated Balance Sheet

As at November 30

(in $ millions)	Notes	2009	2008
Assets
Non-current assets
Intangible assets	15	9.4	3.8
Property, plant and equipment	16	821.8	907.6
Interest in associates and joint ventures	17	190.3	140.2
Advances and receivables	18	43.3	29.4
Derivative financial instruments	37	6.0	18.4
Retirement benefit assets	40	–	0.1
Deferred tax assets	12	19.3	39.8
		1,090.1	1,139.3
Current assets
Inventories	19	22.4	38.5
Trade and other receivables	20	297.9	354.5
Derivative financial instruments	37	19.1	45.8
Assets held for sale	21	263.6	75.5
Other accrued income and prepaid expenses	22	212.8	233.5
Restricted cash balances	24	19.6	11.0
Cash and cash equivalents	25	907.6	573.0
		1,743.0	1,331.8
Total assets		2,833.1	2,471.1
Equity
Issued share capital	26	389.9	389.9
Own shares	27	(222.6)	(229.4)
Paid in surplus	28	503.9	498.7
Equity reserves	28	110.7	110.7
Translation reserves	28	(12.0)	(70.4)
Other reserves	28	(60.1)	(70.4)
Retained earnings	28	358.2	158.6
Equity attributable to equity holders of the parent		1,068.0	787.7
Minority interest	29	31.2	13.7
Total equity		1,099.2	801.4
Liabilities
Non-current liabilities
Non-current portion of borrowings	30	415.8	409.2
Retirement benefit obligation	40	27.2	21.2
Deferred tax liabilities	12	49.9	56.1
Provisions	34	10.6	8.0
Derivative financial instruments	37	2.2	57.1
Other non-current liabilities	32	7.0	3.9
		512.7	555.5
Current liabilities
Trade and other payables	33	624.1	651.6
Derivative financial instruments	37	21.9	62.6
Current tax liabilities		97.9	69.1
Current portion of borrowings	30	–	10.1
Liabilities directly associated with assets classified as held for sale	21	174.9	–
Provisions	34	22.6	15.2
Deferred revenue	41	279.8	305.6
		1,221.2	1,114.2
Total liabilities		1,733.9	1,669.7
Total equity and liabilities		2,833.1	2,471.1

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Acergy	Annual Report and Financial Statements 2009

Financial Review and Statements:

Consolidated Cash Flow Statement

As at November 30

(in $ millions)	Notes	2009	2008	2007
Net cash generated from operating activities	42	546.1	493.1	251.3
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment		73.6	12.2	35.3
Purchase of property, plant and equipment	16	(171.8)	(294.3)	(261.0)
Dividends from joint ventures	17	28.0	10.9	24.2
Payments for intangible assets	15	(4.6)	(0.4)	–
Investment in associates and joint ventures	17	(20.6)	–	(18.9)
Advances to joint ventures	17	(5.0)	(15.1)	(0.4)
Net cash used in investing activities		(100.4)	(286.7)	(220.8)
Cash flows from financing activities:
Convertible loan interest paid	31	(11.3)	(11.3)	(11.3)
Proceeds from borrowings, net of issuance costs	30	2.8	6.3	–
Own share buy-backs	27	–	(138.3)	(146.8)
Dividends paid to equity shareholders of the parent	28	(40.2)	(38.3)	(37.5)
Exercise of share options	39	1.6	4.2	14.3
Dividends paid to minority interests	29	(4.9)	(8.7)	(8.7)
Net cash used in financing activities		(52.0)	(186.1)	(190.0)
Net increase/(decrease) in cash and cash equivalents		393.7	20.3	(159.5)
Cash and cash equivalents at beginning of year		573.0	582.7	717.5
Effect of exchange rate changes on cash and cash equivalents		44.5	(30.0)	24.7
Cash balances classified as assets held for sale		(103.6)	–	–
Cash and cash equivalents at end of year	25	907.6	573.0	582.7
The accompanying Notes are an integral part of these Consolidated Financial Statements.

Financial Review and Statements:

Notes to the Financial Consolidated Statements

1. General information

Acergy S.A., a Luxembourg company, together with its subsidiaries (collectively referred to as ‘Acergy’, ‘the Group’, ‘Company’, ‘we’, ‘our’, or ‘us’) is one of the largest offshore services contractors in the world based on revenues. The Group is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. It provides integrated services and plans, designs, and delivers complex projects in harsh and challenging environments. The address of the registered office is given on page 164. The nature of the Group’s operations and its principal activities are set out in Note 6 ‘Segment information’.

Authorisation of financial statements

Acergy S.A. is a company registered in Luxembourg whose stock trades on the NASDAQ Global Select market in the form of American Depository Shares and on the Oslo Stock Exchange. In these financial statements, ‘Group’ refers to the Company and all its subsidiaries. The Group financial statements were authorised for issue by the Board of Directors on February 17, 2010.

Presentation of financial statements

These financial statements are presented in US Dollars ($) because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in Note 3 ‘Significant accounting policies’.

2. Adoption of new accounting standards

Future accounting standards

At the date of authorisation of these financial statements, the following applicable standards and interpretations that have not been applied in these financial statements were in issue but not yet effective:

Date applicable to the Group
IFRS 2 Amended	Share-based Payment – Vesting Conditions and Cancellations	December 1, 2009
IFRS 2 Amended	Group Cash-Settled Share-based Payment Transactions	December 1, 2010
IFRS 3 Revised	Business Combinations	December 1, 2009
IFRS 7 Amended	Improving Disclosures about Financial Instruments	December 1, 2009
IFRS 9	Financial Instruments	December 1, 2013
IAS 1 Amended	Presentation of Financial Statements	December 1, 2009
IAS 23 Revised	Borrowing Costs	December 1, 2009
IAS 24 Revised	Related Party Disclosures	December 1, 2011
IAS 27 Revised	Consolidated and Separate Financial Statements	December 1, 2009
IAS 32 Amended	Classification of Rights Issues	December 1, 2010
IAS 39 Amended	Eligible Hedged Items	December 1, 2009
IAS 39 and IFRIC 9 Amended	Embedded Derivatives	December 1, 2009
IFRIC 14 Amended	Prepayments of a Minimum Funding Requirement	December 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	December 1, 2010

The directors anticipate that the adoption of these standards and interpretations in the future periods will not have a material impact on the financial statements of the Group except for:

•Accounting for the loss in control of subsidiaries when the revised IAS 27 comes into effect. When a parent ceases to have control of a subsidiary, the parent derecognises all assets, liabilities and non-controlling interest at their carrying amount. Any interest retained in the former subsidiary is recognised at its fair value at the date control is lost.

•Treatment of acquisition costs of subsidiaries when IFRS 3 comes into effect for business combinations for which the acquisition date is on or after December 1, 2009.

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

Acergy	Annual Report and Financial Statements 2009

3. Significant accounting policies

Basis of accounting

The financial statements have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and as adopted by the European Union (‘EU’). They comply with Article 4 of the EU IAS Regulation.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

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

Where necessary, adjustments are made to the financial statements of subsidiaries to align these with the accounting policies of the Group.

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

Investments in associates and joint ventures are accounted for using the equity method. Under this method, the investment is carried in the balance sheet at cost plus post-acquisition changes in the Group’s share of net assets of the associate or joint venture, less any provisions for impairment. The consolidated income statement reflects the Group’s share of the results of operations after tax of the associate or joint venture. Losses in excess of the Group’s interest are only recognised to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

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

Long-term contracts

Long-term contracts are accounted for using the percentage-of-completion method. Revenue and gross profit are recognised each period based upon the advancement of the work-in-progress.

The percentage-of-completion method is calculated based on the ratio of costs incurred to date to total estimated costs, taking into account the level of completion. The percentage-of-completion method requires the Group to make reliable estimates of progress toward completion of contract revenues and contract costs. Provisions for anticipated losses are made in full in the period in which they become known.

In rare circumstances where percentage of completion based on cost is not appropriate, the physical proportion of the contract work performed is used to measure the percentage of completion.

If the stage of completion is insufficient to enable a reliable estimate of gross profit to be established (typically when less than 5% completion has been achieved), revenues are recognised to the extent of contract costs incurred where it is probable that they will be recoverable.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

3. Significant accounting policies (continued)

A major portion of the Group’s revenue is billed under fixed-price contracts. However, due to the nature of the services performed, variation orders and claims are commonly billed to clients in the normal course of business. Additional contract revenue arising from variation orders is recognised when it is probable that the client will approve the variation and the amount of revenue arising from the variation can be reliably measured. Revenue resulting from claims is recognised in contract revenue only when negotiations have reached an advanced stage such that it is probable that the client will accept the claim and that the amount can be measured reliably.

During the course of multi-year projects the accounting estimates may change. The effects of such changes are accounted for in the period of change and the cumulative income recognised to date is adjusted to reflect the latest estimates. Such revisions to estimates will not result in restating amounts in previous periods.

Service revenues

Revenues received for the provision of services under charter agreements, day-rate contracts, reimbursable/cost-plus contracts and similar contracts are recognised on an accrual basis as services are provided.

Dividend and interest revenue

Dividend income from investments is recognised when the shareholders’ rights to receive payment have been established, provided that it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably.

Interest income is recognised when it is probable that the economic benefits will flow to the Group and the amount of revenue can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Dry-dock, mobilisation and decommissioning expenditure

Dry-dock expenditure incurred to maintain a vessel’s classification is capitalised as a distinct component of the asset and amortised over the period until the next dry-docking is scheduled for the asset (usually 2 1/2 to 5 years). All other repair and maintenance costs are recognised in the consolidated income statement as incurred.

Mobilisation expenditures which consist of expenditure incurred prior to the deployment of a leased vessel are classified as prepayments and expensed over the period of the lease charter.

Decommissioning expenditures incurred to restore a leased vessel to its original or agreed condition are classified as a provision when the Group recognises it has a present obligation and a reliable estimate can be made of the amount of the obligation. The provision is recognised when the obligation arises and where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

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

Operating lease payments are recognised as an expense in the consolidated income statement on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the user’s benefit. Initial direct costs incurred in negotiating and arranging an operating lease are aggregated and recognised on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are recognised on the same basis as the related lease.

Refurbishment expenditure and improvements to leased assets are expensed in the consolidated income statement unless they significantly increase the value of a leased asset under which circumstance this expenditure will be capitalised and subsequently recognised as an expense in the consolidated income statement on a straight-line basis over the lease term applicable to the leased asset.

The Group as Lessor

Leases where the Group does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Rental income, excluding charges for services such as insurance and maintenance, is recognised on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which the benefit derived from the leased asset is diminished. Costs incurred, including depreciation, in earning the lease income are recognised as an expense. Initial direct costs incurred in negotiating and arranging an

Acergy	Annual Report and Financial Statements 2009

operating lease are added to the carrying amount of the leased asset and recognised as an expense over the lease term on the same basis as the lease income.

Foreign currency translation

Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is defined as the currency of the primary economic environment in which the entity operates. While this is usually the local currency, the US Dollar is designated as the functional currency of certain entities where transactions and cash flows are predominantly in US Dollars.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. All differences are taken to net income or loss. Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Foreign exchange revaluations on short-term inter-company balances are recognised in the consolidated income statement. Revaluation on long-term inter-company loans are recognised in the translation reserve.

The assets and liabilities of foreign operations are translated into US Dollars at the rate of exchange ruling at the balance sheet date and their income and expenditure items are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the consolidated income statement.

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

Retirement benefit costs

The Group administers several defined contribution pension plans. Payments in respect of such schemes are charged to the income statement as they fall due.

In addition, the Group administers a small number of defined benefit pension plans which require contributions to be made to separately administered funds. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit actuarial valuation method, with actuarial valuations carried out at each balance sheet date. Actuarial gains and losses are recognised in full in the period in which they occur in the consolidated statement of recognised income and expense.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligations recognised in the balance sheet represent the present value of the defined benefit obligations adjusted for unrecognised past service costs, reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service costs, plus the present value of available refunds and reductions in future contributions to the scheme.

The Group is also committed to providing lump-sum bonuses to employees upon retirement in certain countries. These retirement bonuses are unfunded, and are recorded in the financial statements at their actuarial valuation.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

3. Significant accounting policies (continued)

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

Income tax assets or liabilities are representative of respective taxes being owed or owing to the local tax authorities and additional tax provisions which have been recognised in the computation of the Group’s tax position. Full details of these positions are set out in Note 12 ‘Taxation’.

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

Deferred tax is recognised on unremitted earnings to the extent that profits will be distributed in the foreseeable future.

Other taxes

Other taxes which include irrecoverable value added tax, sales tax and custom duties represent the amounts receivable or payable to local tax authorities in the countries where the Group operates and are included within net other operating income.

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

Depreciation is calculated on a straight-line basis over the useful life of the asset as follows:

•Construction support ships	10 to 25 years

•Operating equipment	3 to 10 years

•Buildings	20 to 33 years

•Other assets	3 to 7 years

•Land is not depreciated.

Construction support ships are depreciated to their estimated residual value. Costs for fitting out ships are capitalised and amortised over a period equal to the remaining useful life of the related equipment.

Residual values, useful lives and methods of depreciation are reviewed at least annually, and adjusted if appropriate.

The gains or losses arising on disposal or retirement of assets are determined as the difference between any sales proceeds and the carrying amount of the asset. These are reflected in the income statement in Other gains and losses in the year that the asset is disposed of or retired.

Acergy	Annual Report and Financial Statements 2009

Assets held for sale

The Group classifies assets and disposal groups as being held for sale when the following criteria are met:

• management has committed to a plan to sell the asset or disposal group;

• the asset or disposal group is available for immediate sale in its present condition;

• an active programme to locate a buyer and other actions required to complete the plan to sell the asset or disposal group has been initiated;

• the sale of the asset or disposal group is highly probable;

• transfer of the asset or disposal group is expected to qualify for recognition as a completed sale, within one year;

• the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value;

• and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Non-current assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less costs of disposal. These assets are not depreciated once they meet the criteria to be held for sale and are shown separately on the face of the Balance Sheet.

Discontinued operations

The Group classifies an asset or disposal group as a discontinued operation when: it has been either disposed of or classified as held for sale, represents a single major line of business or geographical area of operation or is part of a co-ordinated plan for disposal.

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

Intangible assets

Overview

Intangible assets acquired separately are measured at cost at date of initial acquisition. Following initial recognition, intangible assets are reflected at cost less amortisation and impairment losses. Except for capitalised development costs, internally generated intangible assets are not capitalised. Development expenditure which does not meet the criteria for capitalisation is reflected in the consolidated income statement in the year in which the expenditure is incurred.

Intangible assets with finite lives are amortised over their useful economic life over a period of three to seven years and are assessed for impairment at least annually or whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for intangible assets with finite useful lives are reviewed at each financial year end as a minimum. Changes in the expected useful lives or the expected pattern of consumption of future economic benefits embodied in the assets are accounted for by changing the amortisation period or method, and are treated as changes in accounting estimates. The amortisation expense related to intangible assets with finite lives is recognised in the consolidated income statement in the expense category consistent with the function of the intangible asset.

Research and development costs

Research costs are expensed as incurred. The Group recognises development expenditure on an individual project as an intangible asset when we can demonstrate:

• the technical feasibility of completing the asset such that it will be available for use or sale;

• the intention to complete the asset and use or sell it;

• the ability to use or sell the asset;

• how the asset will generate probable future economic benefits;

• the availability of resources to complete the asset; and

• the ability to measure the expenditure reliably during development.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

3. Significant accounting policies (continued)

Following initial recognition of the development expenditure as an intangible asset, the asset is reported at cost less any accumulated amortisation and impairment losses.

Amortisation of the asset begins when development is complete and the asset is available for use. It is amortised over the period of expected future benefit. During the period of development, the asset is tested for impairment at least annually or when indicators of impairment exist.

Software

Software is measured initially at purchase cost and amortised on a straight-line basis over its estimated useful life.

Impairment of non-financial assets

At each balance sheet date the Group assesses whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s fair value less costs to sell and its value in use. Where an asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Where the carrying amount of an asset exceeds its recoverable value, the asset is considered impaired and is written down to its recoverable value. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

Impairment losses of continuing operations are recognised in the consolidated income statement in those expense categories consistent with the function of the impaired asset.

An assessment is made at each balance sheet date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such an indication exists the Group makes an estimate of recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.

Such reversal is recognised in the consolidated income statement.

The following criteria are also applied in assessing impairment of specific assets:

Associates and joint ventures

At each balance sheet date the Group determines whether there is any objective evidence that the investment in an associate or joint venture is impaired. If this is the case, the Group calculates the amount of impairment as being the difference between the estimated fair value of the associate or joint venture and its carrying value. The resultant amount is recognised in the consolidated income statement.

Inventories

Inventories comprise materials, consumables and spares and are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition are accounted for using the weighted average cost basis. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to conclude the sale.

Financial instruments

Overview

A financial instrument is any contract that gives rise to a financial asset in one entity and a financial liability or equity instrument in another entity.

Financial assets are classified into the following categories:

•financial assets at ‘fair value through the profit or loss’ (FVTPL), •‘held to maturity’ investments, •‘available for sale’ (AFS) financial assets and •‘loans and receivables’.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities and equity instruments are classified as either FVTPL or ‘other financial liabilities’ according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities and is recorded as the proceeds received, net of direct issue costs.

Acergy	Annual Report and Financial Statements 2009

Initial recognition

All financial assets are recognised in the Group’s balance sheet and subsequently derecognised on the trade date where the purchase or sale of the financial asset is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned.

Financial liabilities are recognised in the Group’s balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Initial measurement

Financial instruments are initially measured at fair value including transaction costs, with the exception of assets classified at FVTPL which are measured at fair value. Changes in the fair value of investments classified at FVTPL are included in the consolidated income statement. Changes in the fair value of investments classified as AFS are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gains or losses previously recognised in equity are included in the consolidated income statement for the period. Investment income on investments classified at FVTPL and AFS is recognised in the consolidated income statement as it accrues.

Subsequent measurement

After initial recognition, the fair values of financial instruments are measured on bid prices for assets held and offer prices for issued liabilities based on values quoted in active markets.

Impairment

At each balance sheet date the Group assesses whether any indications exist that a financial asset or group of financial assets is impaired.

Impairment losses are recorded if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The impairment is recognised through the consolidated income statement.

In any subsequent period, if the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss will be reversed through the consolidated income statement if the asset is accounted for at amortised cost. Reversal of impairment of a debt instrument classified as available for sale is recognised in net income or loss while a reversal related to an equity instrument classified as available for sale is recognised in equity.

Derivatives

The Group enters into both derivative financial instruments (derivatives) and non-derivative financial instruments in order to manage its foreign currency exposures. The principal derivatives used are forward foreign currency contracts.

All derivative transactions are undertaken and maintained in order to manage the interest and foreign currency risks associated with the Group’s underlying business activities and the financing of those activities.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognised in the consolidated income statement within finance costs. Changes in the fair value of embedded derivatives are recognised in the consolidated income statement within net operating income.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value. Unrealised gains or losses are reported in the consolidated income statement and are classified in the Consolidated Balance Sheet with the host contract.

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

Changes in the carrying value of financial instruments that are designated as hedges of future cash flows (cash flow hedges) and are found to be effective are recognised directly in equity. Any ineffective portion of the derivative that is excluded from the hedging relationship, together with any ineffectiveness, is recognised immediately in ‘other gains and losses’ in the consolidated income statement. The difference between the spot rate and the forward rate on a derivative is also recognised in ‘other gains and losses’ in the consolidated income statement. Amounts deferred in equity in respect of cash flow hedges are subsequently recognised in the consolidated income statement in the same period in which the hedged item affects net income. Where a non-financial asset or a non-financial liability results from a forecasted transaction or firm commitment being hedged, the amount deferred in equity is included in the initial measurement of that non-monetary asset or liability.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

3. Significant accounting policies (continued)

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, or no longer qualifies for hedge accounting. Any cumulative gains or losses relating to cash flow hedges recognised in equity are retained in equity and subsequently recognised in the consolidated income statement in the same period in which the previously hedged item affects net income. If a forecasted hedged transaction is no longer expected to occur, the net cumulative gains or losses recognised in equity are transferred to the consolidated income statement immediately.

Restricted cash balances

Restricted cash balances comprise funds held in a separate bank account which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. Cash balances that are subject to restrictions that expire after more than one year are classified under non-current assets.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank, cash on hand and short-term highly liquid assets with an original maturity of three months or less and readily convertible to known amounts of cash. Bank overdrafts are included within current borrowings.

Trade receivables and other receivables

The Group assesses at each balance sheet date whether any indications exist that a financial asset or group of financial assets is impaired.

In relation to trade receivables, a provision for impairment is made when there is objective evidence that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced with the loss recognised in other operating income. Impaired debts are derecognised when they are assessed as uncollectible.

Loans receivable and other receivables are carried at amortised cost using the effective interest rate method. Interest income, together with gains and losses when the loans and receivables are derecognised or impaired, are recognised in the consolidated income statement.

Convertible loan notes

The component of the convertible loan notes issued by the Group that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs. On issuance of the convertible loan notes, the fair value of the liability component is determined using a market rate for an equivalent non convertible note; and this amount is classified as a financial liability measured at amortised cost until it is extinguished on conversion or redemption.

The fair value of the instrument, which is generally the net proceeds less the fair value of the liability, is allocated to the conversion option which is recognised and included in shareholders’ equity, net of transaction costs. The carrying value of the conversion option is not remeasured.

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

Financial guarantee liabilities

Financial guarantee liabilities issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor (generally an associate or joint venture of the Group) fails to fulfil a commitment in accordance with the terms of a debt instrument.

Initially a financial guarantee contract is recognised as a liability at fair value, adjusted for transaction costs that are directly attributable to the issue of the guarantee. Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the balance sheet date, and the amount initially recognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group is virtually certain that some or all of a provision will be reimbursed, that reimbursement is recognised as a separate asset. The expense relating to any provision is reflected in the consolidated income statement at a current pre tax rate that reflects the risks specific to the liability. Where the provision is discounted, any increase in the provision due to the passage of time is recognised as a finance cost.

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

Acergy	Annual Report and Financial Statements 2009

Legal claims

In the ordinary course of business, the Group is subject to various claims, suits and complaints. In consultation with internal and external advisers, management will provide for a loss in the financial statements if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reliably estimated.

Warranty costs

The Group provides for warranty costs arising from its long-term contracts. At the conclusion of each project, an assessment is made of the potential claims that may arise under the contract warranty clauses. Where a specific risk is identified and the potential for a claim is assessed as probable and can be reliably estimated, an appropriate warranty provision is recorded. Warranty provisions are reversed at the end of the warranty period except where claims are still outstanding.

Contingent liabilities

The Group discloses contingent liabilities where events are indicative of conditions that arose after the fiscal year end, whose disclosure is material to the extent that non-disclosure may have an influence on future economic or commercial decisions within the Group, and a reliable estimate of their financial impact cannot be made.

Share based payments

Certain employees of the Group receive part of their remuneration in the form of share options.

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

The cumulative expense recognised for equity-settled transactions at each balance sheet date, until the vesting date, reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The cumulative expense also includes the estimated future charge to be borne by the employer entity in respect of social security contributions, based on the intrinsic unrealised value of the stock option using the stock price on the balance sheet date. The net income or expense for a period represents the difference in cumulative expense recognised at the beginning and end of that period.

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

4. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting polices which are described in Note 3 ‘Significant accounting policies’, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Critical judgements in applying the Group’s accounting policies

Revenue recognition on long-term contracts

Substantially all of the Group’s projects are accounted for using the percentage-of-completion method, which is standard for the Group’s industry. Contract revenues and total cost estimates are reviewed and revised periodically as work progresses. Adjustments based on the percentage-of-completion method are reflected in contract revenues in the reporting period. To the extent that these adjustments result in a reduction or elimination of previously reported contract revenues or costs, a charge or credit is recognised against current earnings; amounts in prior periods are not restated. Such a charge or credit may be significant depending on the size of the project or the adjustment. Additional information that enhances and refines the estimating process is often obtained after the balance sheet date but before the issuance of the financial statements which may result in an adjustment of the financial statements based on events, favourable or unfavourable occurring after the balance sheet date. However, if a condition arises after the balance sheet date which is of a non-adjusting nature the results recognised in the financial statements will not be adjusted.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

4. Critical accounting judgements and key sources of estimation uncertainty (continued)

The percentage-of-completion method requires us to make reliable estimates of progress toward completion of contracts and contract revenues and contract costs. We believe we assess our business risks in a manner that allows us to evaluate the outcome of our projects for purposes of making reliable estimates. Often the outcome of a project is more favourable than originally expected, due to increases in scope or efficiencies achieved during execution. The Group’s business risks have involved, and will continue to involve, unforeseen difficulties including weather, economic instability, labour strikes, localised civil unrest, and engineering and logistical changes, particularly in major projects. The Group does not believe its business is subject to the types of inherent hazards, conditions or external factors that raise questions about contract estimates and about the ability of either the contractor or client to perform its obligations that would indicate that the use of the percentage-of-completion method is not preferable.

Revenue recognition on variation orders and claims

A major portion of the Group’s revenue is billed under fixed-price contracts. Due to the nature of the services performed, variation orders and claims are commonly billed to clients.

A variation order is an instruction by the client for a change in the scope of the work to be performed under the contract which may lead to an increase or a decrease in contract revenue based on changes in the specifications or design of an asset and changes in the duration of the contract. Additional contract revenue is recognised when it is probable that the client will approve the variation and the amount of revenue arising from the variation can be reliably measured.

A claim is an amount that may be collected as reimbursement for costs not included in the contract price. A claim may arise from delays caused by clients, errors in specifications or design, and disputed variations in contract work. The measurement of revenue arising from claims is subject to a high level of uncertainty and can be dependent on the outcome of negotiations. Therefore, claims are recognised in contract revenue only when negotiations have reached an advanced stage such that it is probable that the client will accept the claim and the amount can be measured reliably.

Property, plant and equipment

Property, plant and equipment are recorded at cost, and depreciation is recorded on a straight-line basis over the useful lives of the assets. Management uses its experience to estimate the remaining useful life and residual value of an asset, particularly when it has been upgraded.

When events or changes in circumstances indicate that the carrying value of property, plant and equipment may not be recoverable a review for impairment is carried out by Management. Where the ‘value in use’ method is used to determine the recoverable amount of an asset, Management use their judgement in determining asset utilisation, profitability, remaining life, and the discount rate when performing the calculation.

Impairment of investments in and advances to associates and joint ventures

Investments in associates and joint ventures are reviewed periodically to assess whether there is objective evidence that the carrying value of the investment is impaired. In making this assessment, the Group considers whether or not they are able to recover the carrying value of the investment.

A provision is made against non-collectability of loans and advances made to associates and joint ventures when there is objective evidence that we will be unable to collect all amounts due according to the contractual terms of the agreement.

Recognition of provisions and disclosure of contingent liabilities

The Group is subject to various claims, suits and complaints involving, clients, subcontractors, employees, and tax authorities and others in the ordinary course of business. In consultation with internal and external advisers, management will recognise a provision in the Consolidated Financial Statements if information available prior to issuance of the Consolidated Financial Statements indicates that it is probable that a liability had been incurred at the balance sheet date, and the amount of the loss can be reasonably estimated. Contingent liabilities for which a possible obligation exists are disclosed but not recognised.

Where the provision relates to a large population of items, the use of an ‘expected value’ is appropriate to arrive at a best estimate of the obligation. The expected value takes account of all possible outcomes, using probabilities to weight the outcomes. Where there is a continuous range of possible outcomes, and each point in that range is as likely as any other, the mid-point of the range is used.

Taxation

The Group is subject to taxation in numerous jurisdictions and significant judgement is required in calculating the consolidated tax provision. There are many transactions for which the ultimate tax determination is uncertain and for which the Group makes provisions based on an assessment of internal estimates and appropriate external advice, including decisions regarding whether to recognise deferred tax assets in respect of tax losses. Where the final tax outcome of these matters is different from the amounts that were initially recorded, the difference will impact the tax charge in the period in which the outcome is determined. Full details of all judgements and other issues considered are set out in Note 12 ‘Taxation’.

Fair value of derivatives and other financial instruments

As described in Note 37 ‘Financial Instruments’, the Directors use their judgement in selecting an appropriate valuation technique for financial instruments not quoted on an active market. Valuation techniques commonly used by market practitioners are applied. For derivative financial instruments, assumptions are made based on quoted market rates adjusted for specific features of the instrument. Other financial instruments are valued using a discounted cash flow analysis based on assumptions supported, where possible, by observable market prices or rates. Details of the assumptions used and of the results of sensitivity analyses regarding these assumptions are provided in Note 37 ‘Financial instruments’.

Acergy	Annual Report and Financial Statements 2009

5. Revenue
An analysis of the Group’s revenue is as follows:
For the fiscal year (in $ millions)	2009	2008	2007
Continuing operations:
Lump-sum contracts	1,815.5	2,228.8	1,999.7
Day rate contracts	393.3	293.6	406.6
	2,208.8	2,522.4	2,406.3
Discontinued operations:
Lump-sum contracts (see Note 13)	114.8	281.8	274.0
Total revenue	2,323.6	2,804.2	2,680.3

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

The chief operating decision-maker is the Chief Executive Officer of Acergy S.A. He is assisted by the Chief Operating Officer, the Vice Presidents of each geographical segment and other members of the Corporate Management Team. The Vice Presidents are responsible for managing all aspects of the projects within the geographical region, from initial tender to completion. Where projects are serviced by more than one segment the costs and associated revenues are allocated to segments on the basis of the work actually performed by each segment.

The accounting policies of the reportable segments are the same as the Group’s accounting policies described in Note 3 ‘Significant accounting policies’. Segment profit represents the profit earned by each segment and includes the Group’s share of results of associates and joint ventures, central administration costs including directors’ salaries, investment income, other gains and losses and finance costs.

Business segments are based on geographical segments or divisions and are defined below:

Territory 1

Acergy Northern Europe and Canada (NEC)

Includes all activities in Northern Europe and Eastern Canada, and has offices in Aberdeen, Scotland, United Kingdom; Stavanger, Norway; St John’s, Canada; and Moscow, Russia. It also includes the joint venture Acergy/Subsea 7.

Acergy Asia and Middle East (AME)

This segment includes all activities in Asia Pacific, India, and Middle East and has its offices in Singapore, Jakarta and Balikpapan, Indonesia and Perth, Australia. It also includes the joint venture SapuraAcergy.

Territory 2

Acergy Africa and Mediterranean (AFMED)

Includes all activities in Africa and Mediterranean, has its office in Suresnes, France and also operates fabrication yards in Nigeria, Angola and Gabon. It also includes the associates Dalia and Oceon.

Acergy North America and Mexico (NAMEX)

Includes activities in the United States, Mexico, Central America and Western Canada, and has its office in Houston, Texas, United States of America.

Acergy South America (SAM)

This segment includes all activities in South America and the islands of the southern Atlantic Ocean and has its office in Rio de Janeiro, Brazil and operations in Macae, Brazil.

Corporate

Acergy Corporate (CORP)

This segment includes all activities that serve more than one segment. These include: marine assets which have global mobility including construction and flow line lay support ships, ROVs and other mobile assets that are not allocated to any one segment; management of offshore personnel; captive insurance activities; management and corporate services provided for the benefit of all of the Group’s businesses. It also includes the joint ventures SHL and NKT Flexibles.

The Group’s discontinued operations have been shown separately from the reportable geographical business segments.

Additional information is shown in Note 13 ‘Discontinued operations’ and Note 21 ‘Assets classified as held for sale’.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

6. Segment information (continued)

Summarised financial information concerning each reportable geographical business segment is as follows:

Year ended November 30, 2009

	TERRITORY 1		TERRITORY 2
(in $ millions)	NEC	AME	AFMED	NAMEX	SAM	CORP	Total continuing operations	Discontinued operations(g)
Revenue(a,b,c)	648.8	206.0	999.7	57.8	288.8	7.7	2,208.8	114.8
Operating expenses(d)	(519.7)	(156.9)	(746.5)	(19.1)	(224.7)	(16.9)	(1,683.8)	(99.3)
Share of results of associates and joint ventures	0.7	9.7	1.9	–	–	36.7	49.0	–
Depreciation	(12.6)	(7.3)	(38.5)	(6.2)	(21.4)	(38.5)	(124.5)	(0.1)
Mobilisation costs	(0.2)	(3.2)	–	–	(0.9)	(0.2)	(4.5)	–
Amortisation expense	–	–	–	–	–	(2.0)	(2.0)	–
Impairment of property, plant and equipment	–	–	(2.0)	–	–	(9.8)	(11.8)	(1.0)
Impairment of intangible assets	–	–	(2.8)	–	–	–	(2.8)	–
Research and development expense	–	–	–	–	–	(6.2)	(6.2)	–
Net operating income from operations	67.4	37.8	171.3	26.0	37.5	2.7	342.7	15.5
Investment income	2.5	0.8	0.8	0.1	–	2.2	6.4	–
Other gains and losses	18.6	(0.5)	5.9	(1.9)	(1.4)	22.9	43.6	(1.6)
Finance costs	0.1	–	0.8	–	(0.8)	(31.5)	(31.4)	–
Net income/(loss) before tax	88.6	38.1	178.8	24.2	35.3	(3.7)	361.3	13.9
Total assets	570.5	125.8	448.6	44.1	161.5	1,482.6	2,833.1	–
Non-current assets(e)	481.9	33.9	27.4	0.1	78.6	439.5	1,061.4	–
Interest in associates and joint ventures	–	–	3.6	–	–	186.7	190.3	–
Capital expenditure(f)	110.2	–	51.3	–	3.6	6.7	171.8	–

(a)	Revenue represents only external revenues earned by each segment. An analysis of inter-segment revenues has not been included as this information is not regularly provided to the chief operating decision maker.

(b)	Two clients in the year ended November 30, 2009 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $875.6 million and was attributable to Acergy AFMED and Acergy NEC.

(c)	Revenue consists of $1,615.8 million for core SURF activity, $388.2 million of Conventional activity, and $204.8 million of IMR/Survey activity.

(d)	The amount for NAMEX includes inter-regional expenditure sharing arrangements.

(e)	Non-current assets consist of property, plant and equipment, interest in associates and joint ventures, advances and receivables and derivative financial instruments.

(f)	Capital expenditure is actual cash outflow expenditure incurred.

(g)	See Note 13 ‘Discontinued operations’ for further information.

Acergy	Annual Report and Financial Statements 2009

Year ended November 30, 2008
	TERRITORY 1		TERRITORY 2
(in $ millions)	NEC	AME	AFMED	NAMEX	SAM	CORP	Total continuing operations	Discontinued operations(g)
Revenue(a,b,c)	843.1	180.8	1,175.9	4.4	320.1	(1.9)	2,522.4	281.8
Operating expenses(d)	(574.5)	(129.0)	(897.1)	17.2	(268.9)	(21.9)	(1,874.2)	(304.4)
Share of results of associates and joint ventures	3.5	(15.4)	(0.3)	–	–	75.2	63.0	–
Depreciation	(10.0)	(5.0)	(31.4)	–	(18.9)	(42.5)	(107.8)	(8.0)
Mobilisation costs	(0.2)	(1.9)	–	–	(0.3)	–	(2.4)	–
Amortisation expense	–	–	(0.2)	–	–	–	(0.2)	–
Impairment of property, plant and equipment	(1.8)	–	–	–	–	–	(1.8)	(1.0)
Reversal of impairment of property, plant and equipment	–	–	–	–	–	–	–	14.3
Research and development expense	–	–	–	–	–	(6.8)	(6.8)	–
Net operating income from operations	192.0	14.4	183.7	10.5	22.6	37.6	460.8	(22.5)
Investment income	4.5	2.4	1.4	–	–	9.6	17.9	–
Other gains and losses	(11.7)	0.4	34.8	7.3	5.1	8.2	44.1	(1.1)
Finance costs	0.3	–	(0.6)	0.1	(0.6)	(29.7)	(30.5)	(1.0)
Net income/(loss) before tax	185.1	17.2	219.3	17.9	27.1	25.7	492.3	(24.6)
Total assets	304.3	102.2	707.6	22.1	206.9	1,128.0	2,471.1	–
Non-current assets(e)	95.6	52.4	339.3	0.2	123.8	484.3	1,095.6	–
Interest in associates and joint ventures	2.6	–	4.3	–	–	133.3	140.2	–
Capital expenditure(f)	229.3	0.3	17.5	0.2	20.4	25.2	292.9	1.4

(a)  Revenue represents only external revenues earned by each segment. An analysis of inter-segment revenues has not been included as this information is not regularly provided to the chief operating decision maker.

(b)  Two clients in the year ended November 30, 2008 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $1,009.5 million and was attributable to Acergy AFMED and Acergy NEC.

(c)   Revenue consists of $1,832.4 million for core SURF activity, $442.0 million of Conventional activity, and $248.0 million of IMR/Survey activity.

(d)  The amount for NAMEX includes inter-regional expenditure sharing arrangements.

(e)  Non-current assets consist of property, plant and equipment, interest in associates and joint ventures, advances and receivables and derivative financial instruments.

(f)   Capital expenditure is actual cash outflow expenditure incurred.

(g)  See Note 13 ‘Discontinued operations’ for further information.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

6. Segment information (continued)

Year ended November 30, 2007

	TERRITORY 1		TERRITORY 2
(in $ millions)	NEC	AME	AFMED	NAMEX	SAM	CORP	Total continuing operations	Discontinued operations(f)
Revenue(a,b,c)	696.6	102.4	1,398.4	3.2	202.0	3.7	2,406.3	274.0
Operating expenses	(509.2)	(101.1)	(1,069.8)	(3.2)	(188.9)	13.1	(1,859.1)	(268.1)
Share of results of associates and joint ventures	12.3	(10.3)	2.8	–	–	26.7	31.5	–
Depreciation	(0.9)	(27.6)	(33.6)	–	(9.6)	(11.5)	(83.2)	(7.8)
Mobilisation costs	(0.2)	(0.4)	–	–	(1.8)	(0.2)	(2.6)	–
Amortisation expense	–	–	(0.3)	–	–	–	(0.3)	–
Impairment of property, plant and equipment	(0.1)	–	–	–	–	(0.2)	(0.3)	–
Research and development expense	–	–	–	–	–	(4.2)	(4.2)	–
Net operating income from operations	121.5	(28.7)	229.2	(5.2)	(1.3)	36.0	351.5	1.3
Investment income	5.4	1.3	1.5	0.1	–	22.5	30.8	–
Other gains and losses	18.7	11.9	(20.2)	(0.2)	1.0	(10.6)	0.6	1.5
Finance costs	(0.1)	–	(10.4)	–	–	(28.5)	(39.0)	–
Net income/(loss) before tax	145.5	(15.5)	200.1	(5.3)	(0.3)	19.4	343.9	2.8
Total assets	291.0	99.5	744.3	27.1	216.3	1,048.6	2,426.8	–
Non-current assets(d)	118.3	49.3	256.8	0.3	125.1	410.6	960.4	–
Interest in associates and joint ventures	2.5	–	6.4	–	–	97.5	106.4	–
Capital expenditure(e)	7.3	19.2	47.8	–	44.5	142.0	260.8	0.2

(a)	Revenue represents only external revenues earned by each segment. An analysis of inter-segment revenues has not been included as this information is not regularly provided to the chief operating decision maker.
(b)	Two clients in the year ended November 30, 2007 accounted for more than 10.0% of the Group’s revenue from continuing operations. The revenue from these clients was $958.4 million and was attributable to Acergy AFMED, Acergy NEC, and Acergy AME.
(c)	Revenue consists of $1,905.2 million for core SURF activity, $354.0 million of Conventional activity, $143.7 million of IMR/Survey activity, and $3.4 million of other activity.
(d)	Non-current assets consist of property, plant and equipment, interest in associates and joint ventures, advances and receivables and derivative financial instruments.
(e)	Capital expenditure is actual cash outflow expenditure incurred.
(f)	See Note 13 ‘Discontinued operations’ for further information.

7. Net operating income

Net operating income from continuing and discontinued operations has been arrived at after charging/(crediting):

		Continuing operations
For the fiscal year (in $ millions)	2009	2008	2007
Research and development costs as expense	6.2	6.8	4.2
Depreciation of property, plant and equipment	124.5	107.8	83.2
Mobilisation costs	4.5	2.4	2.6
Amortisation expense	2.0	0.2	0.3
Impairment of property, plant and equipment	11.8	1.8	0.3
Impairment of intangible assets	2.8	–	–
Operating lease costs recognised as expense	129.4	130.9	95.9
Cost of inventories recognised as expense	44.6	60.6	45.0
Write down of inventory recognised as expense	0.2	3.3	0.3
Employee benefits	669.5	799.6	749.5
Pension settlement	–	(33.3)	–
		Discontinued operations
For the fiscal year (in $ millions)	2009	2008	2007
Depreciation of property, plant and equipment	0.1	8.0	7.8
Impairment of property, plant and equipment	1.0	1.0	–
Reversal of impairment of property, plant and equipment	–	(14.3)	–

Acergy	Annual Report and Financial Statements 2009

8. Auditors’ remuneration

The following table sets forth aggregate fees billed to Acergy Group by our principal accounting firm, Deloitte LLP and its affiliates (Deloitte), in each of the fiscal years 2009, 2008 and 2007:

For the fiscal year (in $ millions)	2009	2008	2007
Audit fees	3.7	4.5	5.5
Audit-related fees	0.1	0.5	1.0
Tax fees	1.4	2.1	2.3
Other fees	–	–	–
Total	5.2	7.1	8.8

Audit Fees

Audit fees principally constitute fees billed for professional services rendered by Deloitte for the audit of our consolidated and individual statutory financial statements for each of fiscal years 2009, 2008 and 2007, and the limited scope procedures performed in respect of our quarterly financial results announcements during fiscal years 2009, 2008 and 2007. For fiscal years 2008 and 2007 it also includes fees associated with attestation in respect of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees

Audit-related fees constitute fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of the Consolidated Financial Statements, other than the services reported above under ‘Audit Fees’, in each of fiscal years 2009, 2008 and 2007. In fiscal years 2009, 2008 and 2007, audit-related fees principally consisted of fees relating to IFRS transition advice and audits, and internal control advice.

Tax Fees

Tax fees constitute fees billed for professional services rendered by Deloitte for tax compliance and tax advice in each of fiscal years 2009, 2008 and 2007. In fiscal years 2009, 2008 and 2007, tax advisory fees principally consisted of services provided to U.K., Dutch, Singaporean, US and Brazilian subsidiaries, in addition to services related to consolidated Group matters.

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

9. Investment income
For the fiscal year (in $ millions)	2009	2008	2007
Interest income:
Bank deposits	6.4	17.9	30.8
Total	6.4	17.9	30.8
Investment income represents interest received on positive cash balances invested at variable interest rates.
10. Other gains and losses
For the fiscal year (in $ millions)	2009	2008	2007
Gains on disposal of property, plant and equipment	0.4	5.4	13.6
Net foreign currency exchange gains/(losses)	43.2	39.0	(11.6)
Reclassification of foreign currency adjustments upon liquidation of entities	–	(0.3)	(1.4)
Total	43.6	44.1	0.6

Ineffective hedges are disclosed within the net foreign currency exchange gains/(losses).

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

11. Finance costs

For the fiscal year (in $ millions)	2009	2008	2007
Interest on borrowings	4.7	4.2	2.0
Interest on convertible loan notes	29.5	28.4	27.1
Unwinding of discount on provisions (see Note 34)	0.3	0.2	–
Total borrowing costs	34.5	32.8	29.1
Less: amounts included in the cost of qualifying assets	(0.5)	(3.0)	(0.8)
	34.0	29.8	28.3
Interest on tax liabilities	(2.6)	0.7	10.7
Total	31.4	30.5	39.0

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate of 7.35% (2008 and 2007: 7.35%) to expenditure on such assets.

Interest on tax liabilities for 2009 was a credit of $2.6 million as result of the release of the 2007 accruals made in relation to the French Tax audit.

12. Taxation

Tax on net income for the year

For the fiscal year (in $ millions)	2009	2008	2007
Tax charged in the income statement:
Current tax:
Corporation tax	124.6	109.7	164.5
Adjustments for prior years	(8.6)	3.0	59.0
Total current tax	116.0	112.7	223.5
Deferred tax due to origination and reversal of temporary differences	(6.5)	47.8	(11.3)
Total	109.5	160.5	212.2

Attributable to:
Continuing operations	102.8	162.6	215.1
Discontinued operations	6.7	(2.1)	(2.9)
Total	109.5	160.5	212.2

Tax recognised in equity
For the fiscal year (in $ millions)	2009	2008	2007
Tax relating to items charged/(credited) to equity:
Current tax:
Exchange differences	(19.6)	16.4	(9.1)
Share based payments	–	(2.4)	(5.9)
Income tax recognised directly in equity	(19.6)	14.0	(15.0)
Deferred tax:
Net loss on revaluation of cash flow hedges	12.3	(8.5)	(0.8)
Share based payments	(1.3)	4.1	1.8
Actuarial (losses)/gains on defined benefit pension schemes	(0.8)	(1.1)	2.5
Deferred tax recognised directly in equity	10.2	(5.5)	3.5

Reconciliation of the total tax charge

Acergy S.A. is a 1929 Luxembourg Holding Company. Luxembourg tax law provides for a special tax regime for 1929 Holding Companies and consequently Acergy S.A. is not subject to tax in Luxembourg. Income taxes have been provided based on the tax laws and rates in the countries where business operations have been established and earn income. The Group’s tax charge is determined by applying the statutory tax rate to the net income earned in each of the jurisdictions in which it operates, taking account of permanent differences between book and tax net incomes.

The Group’s tax charge has been reconciled to a tax rate for the fiscal year 2009 of 28% (2008: 28%; 2007: 30%), being the expected blended statutory rate taking into consideration the jurisdictions in which the Group operates.

Acergy	Annual Report and Financial Statements 2009

For the fiscal year (in $ millions)		2009	2008	2007
Accounting income before tax on continuing operations		361.3	492.3	343.9
Tax at the effective tax rate of 28% (2008: 28%, 2007: 30%)		101.2	137.8	103.2
Effects of:
Benefit of Tonnage tax regime (see below)		(6.0)	(7.5)	(0.5)
Different tax rates of subsidiaries operating in other jurisdictions (tax rate differences)		10.6	11.6	4.1
Share-based payments		0.6	5.3	(0.8)
Adjustments related to prior years		(8.0)	3.0	59.0
Movement in unrecognised deferred tax assets		(16.0)	(4.1)	35.4
Net incomes not subject to tax		(9.0)	4.3	(21.3)
Tax effect of share of results of associates and joint ventures		(0.1)	(4.1)	0.5
Withholding taxes		26.5	16.2	29.1
Expenses not deductible for tax purposes		–	0.3	10.7
Other permanent differences		3.0	(0.2)	(4.3)
Tax charge in the income statement		102.8	162.6	215.1

Deferred tax
Analysis of the movements in the net deferred tax balance during the year:
For the fiscal year (in $ millions)		2009	2008	2007
At December 1		(16.3)	24.3	16.3
Credited/(charged) to income statement		6.5	(47.8)	11.3
Transfer to current tax		(9.1)	–	–
(Charged)/credited directly to equity		(10.2)	5.5	(3.5)
Foreign exchange movements		(1.5)	1.7	0.2
At November 30		(30.6)	(16.3)	24.3
Deferred tax assets and liabilities in respect of continuing operations, before offset of balances within countries, are as follows:
As at November 30, 2009
(in $ millions)	Deferred tax asset	Deferred tax liability	Net recognised deferred tax asset/ (liability)	Amount credited/ (charged) in income statement
Property, plant and equipment	2.5	(9.0)	(6.5)	5.4
Accrued expenses	14.2	(34.2)	(20.0)	(5.9)
Share-based payments	2.2	–	2.2	0.4
Convertible loan notes	–	(17.7)	(17.7)	–
Tax losses	11.4	–	11.4	6.6
Total	30.3	(60.9)	(30.6)	6.5

As at November 30, 2008
(in $ millions)	Deferred tax asset	Deferred tax liability	Net recognised deferred tax asset/ (liability)	Amount credited/ (charged) in income statement
Property, plant and equipment	1.1	(13.0)	(11.9)	5.4
Accrued expenses	44.3	(36.3)	8.0	(49.9)
Share-based payments	0.5	–	0.5	(3.4)
Convertible loan notes	–	(17.7)	(17.7)	–
Tax losses	4.8	–	4.8	0.1
Total	50.7	(67.0)	(16.3)	(47.8)

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

12. Taxation (continued)

As at November 30, 2007

(in $ millions)	Deferred tax asset	Deferred tax liability	Net recognised deferred tax asset/ (liability)	Amount credited/ (charged) in income statement
Property, plant and equipment	–	(17.3)	(17.3)	(7.2)
Accrued expenses	46.7	–	46.7	16.6
Share-based payments	7.9	–	7.9	0.8
Convertible loan notes	–	(17.7)	(17.7)	–
Tax losses	4.7	–	4.7	1.1
Total	59.3	(35.0)	24.3	11.3
Deferred tax is analysed in balance sheet, after offset of balances within countries, as:

For the fiscal year (in $ millions)		2009	2008	2007
Deferred tax assets		19.3	39.8	59.9
Deferred tax liabilities		(49.9)	(56.1)	(35.6)
Total		(30.6)	(16.3)	24.3

At the balance sheet date, the Group has unused tax losses of $148 million (2008: $194.6 million) available for offset against future net incomes. A deferred tax asset has been recognised in respect of $40.7 million (2008: $13.9 million) of such losses. No deferred tax asset has been recognised in respect of the remaining $107.3 million (2008: $180.7 million) due to the unpredictability of future net income streams. In addition the Group has unrecognised deferred tax assets of approximately $40 million in respect of other temporary differences.

Net operating losses (NOLs) including Internal Revenue Code (IRC) s.163j’s in the US

NOLs to carry forward in various countries will expire as follows:

For the fiscal year (in $ millions)		2009	2008	2007
Within five years		2.4	0.1	56.1
6 to 10 years		–	–	–
11 to 15 years		–	–	–
16 to 20 years		55.5	82.7	160.1
Without time limit		90.1	111.8	41.2
Total		148.0	194.6	257.4

The majority of NOLs are concentrated in the US where the ability to carry forward NOLs is subject to a limitation as a consequence of Stolt-Nielsen S.A. (SNSA) having sold its remaining stock in the Company in 2005. As at November 30, 2009, it is considered likely that subject to future profitability the Group will be able to access NOLs arising both before and after the date of the change of control of $55.5 million (2008: $80.8 million). In addition to NOLs the Group has IRC s.163j suspended interest deductions of $45.5 million (2008: $56.3 million). However, with a history of incurring losses for tax purposes in the US, none of the NOLs and IRC s.163j suspended interest deductions in the US has been recognised as a deferred tax asset.

Tonnage tax regime

The tax charge reflects a net benefit in fiscal year 2009 of $6.0 million (2008: $7.5 million, 2007: $0.5 million) as a result of being taxable under the current United Kingdom (UK) Tonnage Tax Regime, as compared to the UK tax that would be payable had an election to join the tonnage tax regime not been made.

Tax contingencies and provisions

Operations are carried out in several countries, through subsidiaries and branches of subsidiaries, and are subject to the jurisdiction of a significant number of taxing authorities. Furthermore, the offshore mobile nature of operations means that the Group routinely has to deal with complex transfer pricing, permanent establishment and other similar international tax issues as well as competing tax systems where tax treaties may not exist.

In the ordinary course of events operations will be subject to audit, enquiry and possible re-assessment by different tax authorities. Management provides taxes for the amounts that it considers probable of being payable as a result of these audits and for which a reasonable estimate may be made. Management also separately considers if taxes payable in relation to filings not yet subject to audit may be higher than the amounts stated in the filed tax return, and makes additional provisions for probable risks if appropriate. As forecasting the ultimate outcome includes some uncertainty, the risk exists that adjustments will be recognised to the tax provisions in later years as and when these and other matters are finalised with the appropriate tax authorities.

Acergy	Annual Report and Financial Statements 2009

During the year the Group has resolved the UK authorities’ Tonnage Tax enquiry and made substantial progress toward closing the French tax audit (up to 2005). As a result, in the fiscal year 2009, the Group recorded a net tax release of $10.2 million (2008: charge of $4.1 million, 2007: $59.8 million) in respect of ongoing tax audits. The release arises both from adjustments that have been agreed with the relevant tax authorities and changes that have been made to amounts probable of being paid. This release is net of additional provisions accrued following the Group’s review of its uncertain tax positions.

Whilst the Group has made the incremental provisions noted in the preceding paragraph, reflecting its view of the most likely outcomes, it is possible that the ultimate resolution of these matters could result in tax charges that are materially higher or lower than the amount the company has provided.

In 2009, operations in various countries were subject to enquiries, audits and disputes, including but not limited to those in France, UK, US, Canada, Brazil, Australia, Denmark, Gabon, Nigeria and Congo. These audits are all at various stages of completion. Operating entities in these countries have co-operated fully with the relevant tax authorities whilst seeking to defend their tax positions.

The tax audit in France, which commenced in February 2007, has continued into fiscal year 2009. The audit involves several legal entities and covered the fiscal years from 2000 to 2007 and included challenges to the utilisation of losses brought forward. In addition, the French tax authorities have adopted a very wide ranging approach and have raised a number of challenges including both international tax issues such as transfer pricing and territoriality as well as more routine domestic French matters. During the year, the Group made significant progress in reaching an agreement with the French Tax audits through 2005.

In the UK, during 2007, an enquiry was started with respect to the UK ship owning companies and the amounts of net incomes allocated to transport activities and therefore eligible for tonnage tax treatment. Under the Tonnage Tax Regime the commercial net income of our UK ship owning companies arising from transport operations (allocated on a just and reasonable basis) is subject to tax calculated by reference to a formula linked to the tonnage of the vessels concerned. The enquiry was closed in 2009 with no material additional adjustment being required.

Each year management completes a detailed review of uncertain tax positions across the Group. The principal risks that arise for the Group are in respect of permanent establishment, transfer pricing and other similar international tax issues. In common with other international groups, the conflict between the Group’s global operating model and the jurisdictional approach of taxing authorities often leads to uncertainty on tax positions. A provision was recognised in 2009 in respect of potential exposures arising from the contracting structure of the Group and restructuring previously undertaken. In addition to those liabilities for which a provision was recognised, we also identified other uncertain tax positions which are considered less than probable but more than remote. Currently no provision is carried for these additional risk items.

13. Discontinued operations

On November 27, 2008, the Group entered into an agreement with Saipem (Portugal) Comercio Maritimo S.U. Lda to dispose of Acergy Piper, a semi-submersible pipelay barge, for $78.0 million. The disposal was driven by a desire to continue to focus the Group on the core operations of deepwater Subsea construction, Umbilicals, Risers and Flowlines (‘SURF’). The disposal was completed on January 9, 2009.

Acergy Piper was the Group’s sole operating unit in the Trunklines market which involved the offshore market installation of large-diameter pipelines used to carry oil and gas over large distances. The disposal of the barge therefore represents the Group’s discontinuance of this operation.

In 2009 the Group continues to generate revenues through the Trunklines operation due to additional related work on the Mexilhao project that does not require Acergy Piper vessel.

As at November 30, 2008 Acergy Piper was classified as an ‘Asset classified as held for sale’ (refer to Note 21). However, because the offer price indicated that the market value less cost to sell of the asset was higher than the net book value the impairment recorded in fiscal year 2003 was partially reversed to adjust the carrying value to market value less costs to sell as confirmed by the agreed sale price.

Discontinued operations in fiscal year 2007 also included the final completion of the remaining Inspection, Maintenance and Repair (‘IMR’) and conventional project work in Trinidad and Tobago (part of the North America and Mexico region) which had commenced prior to the disposal of nine IMR and conventional ships to Cal Dive International Inc., during 2005 and 2006.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

13. Discontinued operations (continued)

The results of the discontinued operations, which have been included in the consolidated income statement, were as follows:

For the fiscal year (in $ millions)	2009	2008	2007	2007	2007
	Total Trunklines	Total Trunklines	Trunklines	NAMEX, IMR and Conventional	Total
Revenue	114.8	281.8	257.1	16.9	274.0
Expenses(a)	(99.9)	(320.7)	(260.2)	(11.0)	(271.2)
Impairment (charge)/reversal	(1.0)	14.3	–	–	–
Income/(loss) before tax	13.9	(24.6)	(3.1)	5.9	2.8
Taxation on discontinued operations	(6.7)	2.1	2.9	–	2.9
Income/(loss) from discontinued operations	7.2	(22.5)	(0.2)	5.9	5.7

(a) Includes operating expenses, administrative expenses, finance costs and other gains and losses.

The impact on the segments of the discontinued operations which have been included in the consolidated income statement were as follows:

					2009
For the fiscal year (in $ millions)		NEC	SAM	CORP	Total discontinued operations
Revenue		–	114.8	–	114.8
Expenses(a)		–	(97.4)	(2.5)	(99.9)
Impairment charge		–	–	(1.0)	(1.0)
Income/(loss) before tax		–	17.4	(3.5)	13.9
Taxation on discontinued operations		–	(6.7)	–	(6.7)
Income/(loss) from discontinued operations		–	10.7	(3.5)	7.2
(a) Includes operating expenses, administrative expenses, finance costs and other gains and losses.
					2008
For the fiscal year (in $ millions)		NEC	SAM	CORP	Total discontinued operations
Revenue		5.6	275.9	0.3	281.8
Expenses(a)		(36.0)	(284.4)	(0.3)	(320.7)
Impairment reversal		14.3	–	–	14.3
Loss before tax		(16.1)	(8.5)	–	(24.6)
Taxation on discontinued operations		2.1	–	–	2.1
Loss from discontinued operations		(14.0)	(8.5)	–	(22.5)

(a) Includes operating expenses, administrative expenses, finance costs and other gains and losses.
					2007
For the fiscal year (in $ millions)		NEC	SAM	NAMEX	Total discontinued operations
Revenue		211.2	45.9	16.9	274.0
Expenses(a)		(192.1)	(68.1)	(11.0)	(271.2)
Income/(loss) before tax		19.1	(22.2)	5.9	2.8
Taxation on discontinued operations		2.9	–	–	2.9
Income/(loss) from discontinued operations		22.0	(22.2)	5.9	5.7

(a) Includes operating expenses, administrative expenses, finance costs and other gains and losses.

Discontinued operations generated $18.7 million (2008: used $5.6 million) of the Group’s net operating cash flows, received $73.0 million (2008: $nil) net proceeds from the sale of Acergy Piper, and paid $nil (2008: $1.4 million) in respect of investing activities.

Acergy	Annual Report and Financial Statements 2009

14. Earnings per share

Basic earnings per share

Basic earnings per share amounts are calculated by dividing the net income by the weighted average number of shares outstanding during the fiscal year as follows:

For the fiscal year		2009 $ per share	2008 $ per share	2007 $ per share
Basic earnings per share:
From continuing operations		1.30	1.76	0.65
From discontinued operations		0.04	(0.12)	0.03
Total basic earnings per share		1.34	1.64	0.68
The earnings and weighted average number of common shares used in the calculation of basic earnings per share are as follows:
For the fiscal year (in $ millions)		2009	2008	2007
Net income attributable to equity holders of the parent		245.0	301.4	127.3
Net (income)/loss for the year from discontinued operations (see Note 13)		(7.2)	22.5	(5.7)
Earnings used in the calculation of basic earnings per share		237.8	323.9	121.6
	Number of shares	Number of shares		Number of shares
Weighted average number of common shares for the purpose of basic earnings per share	182,956,010	184,142,708		188,435,592
Diluted earnings per share
For the diluted earnings per share calculation the net income is adjusted for the effect of the convertible notes if dilutive, and the weighted average number of shares outstanding is adjusted for the potential dilutive effect of share options and the convertible loan notes as follows:
For the fiscal year		2009 $ per share	2008 $ per share	2007 $ per share
Diluted earnings per share:
From continuing operations		1.29	1.70	0.63
From discontinued operations		0.04	(0.11)	0.03
Total diluted earnings per share		1.33	1.59	0.66
The earnings and weighted average number of common shares used in the calculation of diluted earnings per share are as follows:
For the fiscal year (in $ millions)		2009	2008	2007
Net income for the year attributable to equity holders of the parent		245.0	301.4	127.3
Interest on convertible loan notes		–	28.4	–
Net (income)/loss for the year from discontinued operations (see Note 13)		(7.2)	22.5	(5.7)
Earnings used in the calculation of diluted earnings per share from continuing operations		237.8	352.3	121.6
	Number of shares	Number of shares		Number of shares
Weighted average number of common shares used in the calculation of basic earnings per share	182,956,010	184,142,708		188,435,592
Convertible loan notes	–	21,258,503		–
Share options	835,150	2,134,846		4,115,090
Weighted average number of common shares used in the calculation of diluted earnings per share	183,791,160	207,536,057		192,550,682

In the fiscal year 2009 the potential common shares of 22,016,733 for the convertible loan notes were excluded from the weighted average number of common shares as their effect was anti-dilutive. In the fiscal year 2008 the potential common shares of 21,258,503 for the convertible loan notes were included in the weighted average number of common shares as their effect was dilutive. In the fiscal year 2007 the potential common shares of 21,008,403 for the convertible loan notes were excluded from the weighted average number of common shares as their effect was anti-dilutive.

In the fiscal year 2009 2,810,948 shares relating to share option plans (2008 and 2007: 1,923,234 and 7,000 shares) that could potentially dilute the weighted average earnings per share, were excluded from the calculation of diluted earnings per share due to being anti-dilutive for the period.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

15. Intangible assets

For the fiscal year (in $ millions)	Software	Lease access premiums	Other intangibles	Total
Cost:
At December 1, 2007	–	4.7	0.9	5.6
Additions	–	–	0.4	0.4
Foreign currency exchange rate changes	–	–	(0.1)	(0.1)
Retirement	–	–	(0.3)	(0.3)
At November 30, 2008	–	4.7	0.9	5.6
Reclassified from property, plant and equipment (see note 16)	19.3	–	–	19.3
Additions	6.3	–	0.1	6.4
Foreign currency exchange rate changes	1.9	–	–	1.9
Reclassified as held for sale (see note 21)	–	(4.7)	(0.1)	(4.8)
At November 30, 2009	27.5	–	0.9	28.4

Amortisation:
At December 1, 2007	–	1.6	0.3	1.9
Charge for the year	–	0.2	–	0.2
Retirement	–	–	(0.3)	(0.3)
At November 30, 2008	–	1.8	–	1.8
Reclassified from property, plant and equipment (see note 16)	15.6	–	–	15.6
Charge for the year	1.9	0.1	–	2.0
Foreign currency exchange rate changes	1.5	–	–	1.5
Impairment	–	2.8	–	2.8
Reclassified as held for sale (see note 21)	–	(4.7)	–	(4.7)
At November 30, 2009	19.0	–	–	19.0

Carrying amount:
At November 30, 2008	–	2.9	0.9	3.8
At November 30, 2009	8.5	–	0.9	9.4

There were net intangible assets as at November 30, 2009 of $9.4 million (2008: $3.8 million), of which $8.5 million related to software.

Software with a net carrying value of $3.7 million was re-classified from other assets in property, plant and equipment as at December 1, 2008 in order to better reflect the asset’s nature.

The amortisation expense for software was $1.9 million for 2009 (2008: $nil million) which related to the assets reclassified from property, plant and equipment and new additions in 2009. Software has a useful life of three years, amortised on a straight-line basis and is included in administrative expenses in the consolidated income statement. The related asset’s depreciation expense for 2008 was $1.3 million included in administrative expenses in the consolidated income statement.

The remaining $0.1 million (2008: $0.2 million) expense relates to the Sonamet lease access premium for the Lobito Yard in Angola. The intangible asset has a useful life of 18 years as of the first date of consolidation in fiscal year 2004, amortised on a straight-line basis and is included in operating expenses in the consolidated income statement. This asset was impaired at November 30, 2009 following the classification of the Group’s investments in Sonamet and Sonacergy as assets held for sale. See Note 21 for further details.

At November 30, 2009, the Group had entered into contractual commitments for the acquisition of intangible software amounting to $12.6 million (2008: nil) (Refer to Note 35 ‘Commitments and contingent liabilities’).

Acergy	Annual Report and Financial Statements 2009

16. Property, plant and equipment

For the fiscal year (in $ millions)	Construction support ships	Operating equipment	Land and buildings	Other assets	Total
Cost:
At December 1, 2007	642.7	636.8	36.4	44.0	1,359.9
Additions	180.1	123.4	6.6	16.5	326.6
Exchange differences	(12.7)	(53.1)	(4.6)	(9.3)	(79.7)
Disposals	(4.4)	(15.3)	(11.7)	(1.6)	(33.0)
Reclassified as held for sale	(131.0)	–	–	–	(131.0)
Transfers	(9.5)	3.9	(0.5)	–	(6.1)
At November 30, 2008	665.2	695.7	26.2	49.6	1,436.7
Reclassified as intangibles (see note 15)	–	(11.8)	–	(7.5)	(19.3)
Additions	53.2	60.6	13.1	4.7	131.6
Exchange differences	9.8	13.5	1.4	2.8	27.5
Disposals	(1.2)	(9.9)	(0.1)	(0.8)	(12.0)
Reclassified as held for sale	–	(94.3)	(34.7)	(3.3)	(132.3)
Transfers	9.1	4.8	(3.8)	(10.1)	–
At November 30, 2009	736.1	658.6	2.1	35.4	1,432.2

Accumulated depreciation:
At December 1, 2007	303.9	205.0	13.5	23.3	545.7
Charge for the year	34.1	69.9	2.1	9.7	115.8
Exchange differences	(2.3)	(28.6)	(1.7)	(5.6)	(38.2)
Impairment	–	2.8	–	–	2.8
Reversal of impairment	(14.3)	–	–	–	(14.3)
Eliminated on disposals	(4.2)	(14.5)	(5.9)	(1.5)	(26.1)
Reclassified as held for sale	(56.6)	–	–	–	(56.6)
Transfers	5.8	(6.1)	–	0.3	–
At November 30, 2008	266.4	228.5	8.0	26.2	529.1
Reclassified as intangibles (see note 15)	–	(11.8)	–	(3.8)	(15.6)
Charge for the year	47.5	69.7	0.4	7.0	124.6
Exchange differences	2.9	6.6	1.0	2.2	12.7
Impairment	–	12.2	0.6	–	12.8
Eliminated on disposals	(2.4)	(8.4)	(0.1)	(0.6)	(11.5)
Reclassified as held for sale	–	(29.7)	(9.0)	(3.0)	(41.7)
Transfers	1.9	(1.2)	1.7	(2.4)	–
At November 30, 2009	316.3	265.9	2.6	25.6	610.4

Carrying amount:
At November 30, 2008	398.8	467.2	18.2	23.4	907.6
At November 30, 2009	419.8	392.7	(0.5)	9.8	821.8

In fiscal year 2009 impairment charges were charged to operations in respect of property, plant and equipment assets of $12.8 million.

• Under-utilised operating equipment – $9.8 million: A pipe line end terminal handling system ($4.0m) and a reel drive system ($5.8m) were identified to be under-utilised with no anticipated utilisation for 2010 onwards. In the fourth quarter of 2009 an impairment charge of $9.8 million was recorded to reduce the net book value of the assets to $nil.

• Operating equipment – $1.0 million: the equipment represents four generators and generating sets which were purchased for Acergy Piper. Following the classification of Acergy Piper as an asset held for sale in the fourth quarter of 2008, an impairment charge of $1.0 million was recorded to reduce the net book value to $2.0 million as it was anticipated the generators would be under-utilised in the future. Due to continued under utilisation a further impairment charge of $1.0 million was recorded to reduce the net book value to $1.0 million at November 30, 2009.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

16. Property, plant and equipment (continued)

•	Prior to the classification of the Sonamet and Sonacergy subsidiaries as an asset held for sale (refer to Note 21 ‘Assets classified as held for sale’), an impairment of $2.0 million was recorded.

In fiscal year 2008 impairment charges were charged to operations in respect of property, plant and equipment assets of $2.8 million and an impairment reversal of $14.3 million as follows:

•

Under-utilised operating equipment – $1.8 million: A Deep Modular Advanced Tie-In System was identified to be under-utilised with no anticipated utilisation for 2009 onwards. In the fourth quarter of 2008 an impairment charge of $1.8 million was recorded to reduce the net book value of the asset to $nil.

•	Operating equipment – $1.0 million: the equipment represents four generators and generating sets as described above.

•

Prior to the classification of Acergy Piper as an asset held for sale (refer to Note 21 ‘Assets classified as held for sale’), an impairment of $14.3 million, as recorded in 2003, was reversed. This has been included within Note 13 ‘Discontinued operations’.

At November 30, 2009, the Group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to $181.6 million (2008: $130.0 million) (Refer to Note 35 ‘Commitments and contingent liabilities’).

17. Interest in associates and joint ventures

Investment in associates and joint ventures

As at November 30 (in $ millions)	Year End	Country/Place of Registration	Acergy Business Segment		Ownership %	2009	2008
Mar Profundo Girassol (‘MPG’)(a)		Angola	AFMED	Joint Venture	50	–	–
Dalia Floater Angola, TSS Dalia (‘Dalia’)(b)	December 31	France	AFMED	Associate	17.5	3.6	4.3
Global Oceon Engineers (‘Oceon’)	December 31	Nigeria	AFMED	Associate	40	–	–
Acergy/Subsea 7	November 30	Norway	NEC	Joint Venture	50	–	2.6
SapuraAcergy	January 31	Malaysia	AME	Joint Venture	50	–	–
Seaway Heavy Lifting (‘SHL’)	December 31	Cyprus/ Netherlands	CORP	Joint Venture	50	77.6	64.6
NKT Flexibles I/S (‘NKT Flexibles’)	December 31	Denmark	CORP	Joint Venture	49	109.1	68.7
Total						190.3	140.2

(a)	MPG was liquidated on February 12, 2008.

(b)	Acergy owns 17.5% and has a significant influence in Dalia Floater Angola and TSS Dalia. Acergy has a veto on decision-making as decisions require unanimous agreement.

The movement in the balance of equity investments, including long-term advances during the fiscal years 2009 and 2008 were as follows:

For the fiscal year (in $ millions)	2009	2008
At December 1	140.2	106.4
Share in net income from associates and joint ventures	49.0	63.0
Dividends distributed to the Group	(28.0)	(10.9)
Increase in investment	20.6	–
Reclassification of negative equity balance as liabilities	(7.7)	19.8
Change in fair value of derivative instruments	(1.7)	(23.7)
Impact of currency translation	17.9	(14.4)
At November 30	190.3	140.2

Acergy	Annual Report and Financial Statements 2009

Share in net income of associates and joint ventures:

For the fiscal year (in $ millions)	2009	2008	2007
MPG	–	–	(0.1)
Dalia	2.9	0.6	3.4
Oceon	(0.9)	(0.9)	(0.5)
Acergy/Subsea 7	0.6	3.5	12.3
SapuraAcergy	9.7	(15.4)	(10.3)
SHL	15.0	29.6	8.8
NKT Flexibles(a)	21.7	45.6	17.9
Total	49.0	63.0	31.5

(a) Taxation in respect of the NKT Flexibles joint venture, which has a legal status of a partnership, has been included in the results of the relevant subsidiary, which holds the investment in the joint venture.

No long-lived asset impairment charges were recorded by our associates and joint ventures during fiscal years 2009, 2008 and 2007.

Taxation in respect of joint ventures, which have a legal status of partnership, has been included in the results of the relevant subsidiaries, which hold the investments in the joint ventures. Undistributed reserves of all other joint ventures will not be taxed on distribution.

Dividend distributed to the Group

In fiscal year 2009 we received a total of $28.0 million dividends from three joint ventures (SHL, Acergy/Subsea 7 and Dalia). $20.6 million of the SHL dividend was used to increase the Group’s investment in this venture.

In fiscal year 2008 we received a total of $10.9 million dividends from three joint ventures (Acergy/Subsea 7, NKT Flexibles and Dalia).

Increase in investment

In the fiscal year 2009 the Group invested an additional $20.6 million to increase our investment in SHL. The Group has additional commitments to the SHL joint venture as described in Note 35 ‘Commitments and contingent liabilities’.

A cash advance of $5.0 million (2008: $15.1 million) was provided to SapuraAcergy during the year.

Significant restrictions

Any dividend payable by SHL is currently being reinvested in the joint venture until the delivery of the new ship Oleg Strashnov expected in the second half of 2010.

SapuraAcergy is regulated by the central bank of Malaysia on repatriation of funds. Dividends are not subject to withholding taxes.

Capital commitments

SHL has entered into a ship building contract for the heavy lift vessel, Oleg Strashnov, amounting to ¤286 million ($431 million). As at November 30, 2009 instalments representing 65% of the contract value were paid. The investment is financed by means of a Revolving Credit and Guarantee Facility comprising €140 million ($211 million) and $180 million available for cash drawings, and $33 million available for the issuance of guarantees.

Reclassification of negative equity balance

The Group accrues losses in excess of the investment value when we are committed to provide ongoing financial support to the joint venture.

The Group’s share of any net liabilities of joint ventures is offset against long-term funding provided to that joint venture. Any net liabilities after accounting for each offset are classified as other liabilities. In fiscal year 2009 a reversal of $8.4 million (2008: increase of $19.0 million) was recorded against long term funding, relating to SapuraAcergy losses previously offset against funding. A $0.7 million (2008: $0.8 million) reclassification to other liabilities was recorded in fiscal year 2009 in respect of Oceon.

Impact of currency translation

This relates to the translation of investments in the equity of joint ventures which have a functional currency other than the US Dollar, and relates mainly to NKT Flexibles.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

17. Interest in associates and joint ventures (continued)

Summarised financial information

Summarised financial information for associates and joint ventures, representing 100% of the respective amounts included in their financial statements, is as follows:

Aggregated financial data for associates and joint ventures

For the fiscal year (in $ millions)	2009	2008	2007
Revenue	616.8	757.7	537.9
Operating expenses	(330.0)	(524.5)	(350.6)
Gross profit	286.8	233.2	187.3
Other income	6.2	64.8	9.1
Other expenses	(161.2)	(139.3)	(109.5)
Net income	131.8	158.7	86.9

Aggregated balance sheet data for associates and joint ventures
At November 30 (in $ millions)	2009	2008	2007
Current assets	656.2	516.3	430.1
Non-current assets	786.9	593.1	399.7
Total assets	1,443.1	1,109.4	829.8
Current liabilities	508.5	341.4	296.0
Non-current liabilities	504.5	442.3	288.8
Total liabilities	1,013.0	783.7	584.8

Transactions with associates and joint ventures

Certain contractual services are conducted with joint ventures for commercial reasons.

In fiscal year 2009 the income statement data for the joint ventures presented above includes other expenses including general and administrative charges of $38.0 million (2008: $47.4 million).

Joint ventures received in fiscal year 2009 $15.5 million (2008: $28.2 million) in respect of goods and services provided.

As at November 30, 2009 the balance sheet data includes amounts payable to joint ventures of $0.2 million (2008: $8.8 million) and current amounts receivable of $44.0 million (2008: $22.8 million) (refer to Note 20 ‘Trade and other receivables’) and non-current amounts receivable of $32.7 million (2008: $16.6 million) (refer to Note 18 ‘Advances and receivables’). An allowance for doubtful debts of $2.1m (2008: $nil) has been offset against the trade receivable balance.

Guarantee arrangements with joint ventures

SapuraAcergy Assets Pte Ltd (‘SAPL’), previously known as Nautical Vessels Pte Ltd., is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Acergy Bermuda Ltd. (wholly owned by Acergy S.A.). In 2007 the respective parent companies issued a Charter Guarantee guaranteeing the charter payments from the charterer of Sapura 3000, SapuraAcergySdn. Bhd, to the ship owner, SAPL. The limit of the guarantee is, at any time, the sum of the outstanding amounts under a $240 million Facility Agreement of SAPL less $100 million. Any call under the guarantee will not result in a lump sum payment being made, but the guarantors, severally, will have to service the debt by way of charter payments due from the charterer to the ship owner until the termination date of the loan, which is February 2, 2015.

SapuraAcergy Sdn. Bhd. (‘SASB’) is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Acergy Bermuda Ltd. (wholly owned by Acergy S.A.). The company has entered into a $181.3 million multicurrency facility for the financing of the Shell Gumusut-Kakap Project. Both Acergy S.A. and SapuraCrest Petroleum Berhad have issued several guarantees for 50% of the financing. The facility consists of $41.3 million available for the issuance of bank guarantees, $60.0 million available for letters of credit, and two revolving credit facilities for $60.0 million and $20.0 million respectively. As at November 30, 2009 the amount available for bank guarantees was fully utilised.

Acergy	Annual Report and Financial Statements 2009

18. Advances and receivables As at November 30 (in $ millions)		2009	2008
Non-current amounts due from associates and joint ventures (see Note 17)		32.7	16.6
Capitalised fees for long-term loan facilities		2.8	4.0
Deposits held by third parties		0.4	0.5
Prepaid expenses		7.4	8.3
Total		43.3	29.4
The fee for the loan facilities (refer to Note 30 ‘Borrowings’) is deferred and is expensed over the periods for which each loan facility is held.
Prepaid expenses are incurred in the normal course of business and represent expenditure which will be recognised in a period exceeding twelve months.
19. Inventories
As at November 30 (in $ millions)	2009	2008	2007
Materials and spares	13.2	25.4	20.0
Consumables	9.2	13.1	9.2
Total	22.4	38.5	29.2
Total amount of inventory charged to income statement	44.6	60.6	45.0
Write-down on inventory charged to income statement	0.2	3.3	0.3

The inventories include a reserve as at November 30, 2009 of $3.1 million (2008: $3.5 million, 2007: $2.2 million). During the fiscal year 2009, $0.2 million (2008: $2.0 million, 2007: $0.9 million) of the inventory reserve was reversed due to slow moving items which were subsequently consumed during the fiscal year.

There are no inventories pledged as security for liabilities.
20. Trade and other receivables
As at November 30 (in $ millions)		2009	2008
Trade receivables		202.0	298.7
Allowance for doubtful debts		(0.4)	(1.1)
Net trade receivables		201.6	297.6
Current amounts due from associates and joint ventures (see Note 17)		44.0	22.8
Advances to suppliers		8.0	8.6
Other taxes receivable		18.0	14.2
Other receivables		26.3	11.3
Total		297.9	354.5

The average credit period taken during 2009 was 37 days (2008: 39 days).

Details of how the Group manages its credit risk and further analysis of the trade receivables balance can be found in Note 37 ‘Financial instruments’.

Trade receivables includes, in respect of the largest client as at November 30, 2009 $69.9 million (2008: $64.2 million), and in respect of the second largest client $49.8 million (2008: $52.5 million).

Other taxes receivable are for amounts refundable from the tax authorities in the various countries of operations during the next fiscal period.

Other receivables include amounts receivable from employees and amounts receivable under insurance claims.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

21. Assets classified as held for sale

Assets held for sale as at November 30, 2009 were as follows:

Investments in Sonamet and Sonacergy: On July 23, 2009, the Group entered into a sale agreement to dispose of 19% of its ownership interest in each of Sonamet Industrial, S.A (‘Sonamet’) and Sonacergy – Servicos E Construcoes Petroliferas Lda (Zona Franca Da Madeira) (‘Sonacergy’), in AFMED. Sonamet operates a fabrication yard for clients, including Acergy, operating in the offshore oil and gas industry in Angola. Sonacergy provides overseas logistics services and support to Sonamet. The disposal of a 19% interest in each of Sonamet and Sonacergy will result in a reduction of the 55% ownership interest the Group held in each at November 30, 2009, to 36%. The finalisation of this sale is conditional upon the completion of certain conditions precedent, which were outstanding at November 30, 2009. Completion of this sale is expected to occur in 2010.

At November 30, 2009, the carrying value of the net assets of Sonamet and Sonacergy was greater than the fair value less costs to sell, and therefore an impairment charge of $4.8 million has been recognised in the income statement in net operating income.

•

Balikpapan: land, buildings and office equipment in AME. The assets are expected to be sold during the fiscal year 2010 as part of the decision to dispose of some Indonesian assets involved with shallow water and diving activities.

•

Acergy Piper: equipment in NEC relating to, but not included in, the sale of Acergy Piper in January 2009. An impairment charge of $1 million has been recognised in net income from discontinued operations.

•

Concrete products: sale of business assets in NAMEX. The assets are expected to be sold during fiscal year 2010 as part of the decision to dispose of activity which is not part of Acergy core business.

At November 30, 2009, the major classes of assets and liabilities comprising the 100% interest of the operations classified as held for sale were as follows:

As at November 30 (in $ millions)	2009	2008
Property, plant and equipment	91.7	75.5
Advances and receivables	1.1	–
Inventories	14.0	–
Trade and other receivables	34.3	–
Other accrued income and prepaid expenses	18.9	–
Cash and cash equivalents	103.6	–
Total assets classified as held for sale	263.6	75.5

Non-current portion of borrowings	12.1	–
Trade and other payables	80.3	–
Current portion of borrowings	6.3	–
Deferred revenue	76.2	–
Total liabilities associated with assets classified as held for sale	174.9	–
Net assets of disposal groups	88.7	75.5

$15 million loan facility

On May 26, 2008 Sonamet, a 55% owned subsidiary entered into a $15.0 million loan facility with BAI-Banco African de Investimentos S.A. for the construction of facilities at the company’s Lobito yard. After an initial 18 months repayment grace period the loan is repayable in equal instalments over 66 months, with a final maturity of May 26, 2015. The loan carries interest at six month LIBOR plus 2% per year, but subject to a minimum rate of 7% and a maximum rate of 8%. The facility is not guaranteed by Acergy S.A. or any of its other subsidiaries. As at November 30, 2009 $8.9 million (2008: $6.1 million) was drawn on this facility and there are no covenants over this facility.

Other facilities

A $9.5 million (2008: $9.5 million) unsecured loan provided by Sonangol to Sonamet bearing interest at a fixed rate of 2.75% per year and is repayable in annual instalments for a remaining period of one year as at November 30, 2009.

Other guarantee arrangements

There is also an unsecured local line in Maderia for the sole use of Sonacergy. The line is with Banco Espirito Santo S.A. for $8.5 million. The bonds under this facility were issued to guarantee the project performance of the subsidiary to third parties in the normal course of business. The amount issued under this facility as at November 30, 2009 was $8.5 million (2008: $8.5 million).

Acergy	Annual Report and Financial Statements 2009

The allocation of assets and liabilities held for sale by segment is as follows:
As at November 30 (in $ millions)	2009 Assets	2009 Liabilities	2008 Assets	2008 Liabilities
AFMED	261.4	174.9	–	–
AME	1.1	–	1.1	–
NEC	1.0	–	74.4	–
NAMEX	0.1	–	–	–
Total assets and liabilities held for sale	263.6	174.9	75.5	–
22. Other accrued income and prepaid expenses
As at November 30 (in $ millions)			2009	2008
Construction contracts (see Note 23)			144.4	156.6
Unbilled revenue			54.7	60.6
Prepaid expenses			13.7	16.3
Total			212.8	233.5
Unbilled revenue relates to completed work which has not yet been billed to customers.
Prepaid expenses are incurred in the normal course of business and represents expenditure which has been deferred and will be recognised within the next fiscal year.
23. Construction contracts
As at November 30 (in $ millions)			2009	2008
Contracts in progress at balance sheet date:
Amounts due from contract clients included in other accrued income and prepaid expenses (see Note 22)			144.4	156.6
Deferred revenue recognised under construction contracts (see Note 41)			(241.2)	(245.8)
Total			(96.8)	(89.2)

Contract costs incurred plus recognised net incomes less recognised losses to date			3,535.0	3,516.8
Less: progress billings			(3,631.8)	(3,606.0)
Total			(96.8)	(89.2)

As at November 30, 2009 retentions held by customers for contract work amounted to $13.0 million (2008: $54.2 million). Advances received from customers for contract work amounted to $38.6 million (2008: $59.8 million) (refer to Note 41 ‘Deferred revenue’).
As at November 30, 2009 a total of $7.9 million (2008: $22.6 million) was recorded for losses expected at completion.
24. Restricted cash balances
As at November 30 (in $ millions)			2009	2008
Restricted cash balances			19.6	11.0

Restricted cash balances comprise funds held in a separate bank account which will be used to settle accrued taxation liabilities, and deposits made by us as security for certain third-party obligations. Cash balances that are subject to restrictions that expire after more than one year are classified under non-current assets.

25. Cash and cash equivalents
As at November 30 (in $ millions)			2009	2008
Cash at bank and in hand			907.6	573.0

Cash and cash equivalents comprise cash at banks, cash in hand and short-term highly liquid deposits with an original maturity of three months or less and readily convertible to known amounts of cash. Additional information on credit risk management and interest rate risk management is included in Note 37 ‘Financial instruments’.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

26. Issued share capital
Authorised shares
As at November 30	2009 Number of shares	2009 in $ millions	2008 Number of shares	2008 in $millions
Authorised common shares, $2.00 par value	230,000,000	460.0	230,000,000	460.0
Issued shares
As at November 30	2009 Number of shares	2009 in $ millions	2008 Number of shares	2008 in $ millions
Fully paid and issued common shares	194,953,972	389.9	194,953,972	389.9
The issued common shares consist of:
Common shares excluding own shares (see below)	183,207,042	366.4	182,816,093	365.6
Own shares (see Note 27)	11,746,930	23.5	12,137,879	24.3
Total	194,953,972	389.9	194,953,972	389.9
The Company has one class of ordinary shares which carry no right to fixed income.
The common shares (excluding own shares) outstanding are as follows:
As at November 30			2009 Number of shares	2008 Number of shares
Balance at December 1			182,816,093	188,018,444
Own shares bought (see Note 27)			–	(6,374,100)
Own shares reissued (see Note 27)			390,949	1,171,749
Balance at November 30			183,207,042	182,816,093

Acergy	Annual Report and Financial Statements 2009

27. Own shares

On September 11, 2006 the commencement of a share buyback programme was announced, which allowed for the purchase of up to a maximum of 10% of our issued share capital, pursuant to the standing authorisation granted to the Board of Directors at the Annual General Meeting held on May 15, 2006, for a maximum aggregate consideration of $300 million. Any such repurchases of ‘own shares’ were made through open market repurchases on the Oslo Stock Exchange. The share buyback programme was completed during fiscal year 2008. A total of 15,387,525 shares for a total consideration of $301.6 million were repurchased.

Any shares which were repurchased were held as treasury shares to meet obligations arising under the convertible notes or any employee share option schemes.

The following table provides certain information with respect to our purchases of Acergy’s common stock for each month from January, 2007 to April, 2008, when the buyback programme was completed:

Period	Total number of shares purchased	Average price paid per share	Average price paid per share(a)	Total number of shares purchased as part of publicly announced plan	Approximate dollar value of shares that may yet be purchased under the plan
October 1, 2006 through October 31, 2006	865,500	NOK 118.15	$18.07	865,500	$284,360,415
November 1, 2006 through November 30, 2006	49,300	NOK 119.75	$19.45	914,800	$283,401,530
December 1, 2006 through December 31, 2006	178,800	NOK 116.37	$18.65	1,093,600	$280,066,910
January 1, 2007 through January 31, 2007	3,756,100	NOK 112.37	$17.83	4,849,700	$213,157,980
February 1, 2007 through February 28, 2007	710,325	NOK 114.88	$18.70	5,560,025	$199,878,376
March 1, 2007 through March 31, 2007	3,453,400	NOK 114.26	$18.75	9,013,425	$135,136,732
February 1, 2008 through February 29, 2008	336,550	NOK 112.34	$21.66	8,256,375	$127,846,536
March 1, 2008 through March 31, 2008	5,060,950	NOK 109.87	$21.72	13,317,325	$17,930,304
April 1, 2008 through April 30, 2008	976,600	NOK 114.23	$22.25	14,293,925	–
Total	15,387,525
(a) Convenience translation using the NOK/US Dollar exchange rate at the last day of the relevant month as published by Reuters.
The summary of ‘own shares reserve’ represents the purchase of the Company’s own common shares at the market price on the date of purchase and the movements are shown in the table below:
For the fiscal year		2009 Number of shares	2009 in $ millions	2008 Number of shares	2008 in $ millions
Balance at December 1		12,137,879	229.4	6,935,528	111.2
Number of shares acquired in the period		–	–	6,374,100	138.3
Number of shares reissued		(390,949)	(6.8)	(1,171,749)	(20.1)
Balance at November 30		11,746,930	222.6	12,137,879	229.4
Consisting of:
Common shares held as treasury shares		10,867,809	–	11,258,758	–
Common shares held by an indirect wholly-owned subsidiary		879,121	–	879,121	–
Total		11,746,930	–	12,137,879	–

As at November 30, 2009, Acergy owned 11,746,930 common shares (as treasury shares), representing 6.03% of the total number of issued shares and included 879,121 of own common shares which were owned as treasury shares through Acergy’s indirect subsidiary Acergy Investing Limited.

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

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

28. Movements in reserves

For the fiscal year (in $ millions)	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings/ (accumulated deficit)
December 1, 2006	480.0	110.7	–	(28.1)	(137.1)
Share based compensation	7.3	–	–	–	–
Exercise of share options	1.5	–	–	–	–
Exchange differences on translation of foreign operations	–	–	21.4	–	–
Reclassification of foreign currency translation adjustments upon liquidation of entities	–	–	(1.4)	–	–
Share of derivative hedge losses from associates or joint ventures	–	–	–	0.2	–
Gains on derivative financial instruments (cash flow hedges)	–	–	–	0.4	–
Actuarial gains on defined benefit pension schemes	–	–	–	7.3	–
Tax effects	4.1	–	9.1	(1.7)	–
Income attributable to equity holders	–	–	–	–	127.3
Dividends declared and paid	–	–	–	–	(37.5)
Loss on reissuance of own shares	–	–	–	–	(41.3)
November 30, 2007	492.9	110.7	29.1	(21.9)	(88.6)
Share based compensation	7.5	–	–	–	–
Exchange differences on translation of foreign operations	–	–	(82.8)	–	–
Reclassification of foreign currency translation adjustments upon liquidation of entities	–	–	(0.3)	–	–
Share of derivative hedge losses from associates or joint ventures	–	–	–	(23.7)	–
Losses on derivative financial instruments (cash flow hedges)	–	–	–	(23.3)	–
Actuarial losses on defined benefit pension schemes	–	–	–	(11.1)	–
Tax effects	(1.7)	–	(16.4)	9.6	–
Income attributable to equity holders	–	–	–	–	301.4
Dividends declared and paid	–	–	–	–	(38.3)
Loss on reissuance of own shares	–	–	–	–	(15.9)
November 30, 2008	498.7	110.7	(70.4)	(70.4)	158.6
Share based compensation	3.9	–	–	–	–
Exchange differences on translation of foreign operations	–	–	38.8	–	–
Share of derivative hedge losses from associates or joint ventures	–	–	–	(1.7)	–
Gains on derivative financial instruments (cash flow hedges)	–	–	–	26.3	–
Actuarial losses on defined benefit pension schemes	–	–	–	(2.8)	–
Tax effects	1.3	–	19.6	(11.5)	–
Income attributable to equity holders	–	–	–	–	245.0
Dividends declared and paid	–	–	–	–	(40.2)
Loss on reissuance of own shares	–	–	–	–	(5.2)
November 30, 2009	503.9	110.7	(12.0)	(60.1)	358.2

Paid in surplus

This is inclusive of the Group’s activities based on its share based payments arising from the share option plans which are available to various staff members within the Group.

Equity reserves

This reserve represents the equity component of the convertible loan notes (refer to Note 31 ‘Convertible loan notes’).

Translation reserves

Exchange differences arise upon the translation of foreign entities’ functional currency into the Group’s reporting currency.

Acergy	Annual Report and Financial Statements 2009

Other reserves

Other reserves relate to:

• the net cumulative gains or losses effect by the hedging activity entered into by the Group

• actuarial gains or losses incurred on the Group’s defined benefit pension schemes

• the Group’s share of other comprehensive losses from its associates and joint ventures.

Retained earnings/(accumulated deficit)

The Directors propose that a dividend of $0.23 per share will be paid to shareholders in June 2010. This dividend is subject to approval by shareholders and has not been included as a liability in these consolidated financial statements. The total estimated dividend to be paid is $42.1 million (refer to Note 43 ‘Post balance sheet events’).

During fiscal year 2009 390,949 own shares (2008: 1,171,749 own shares) purchased for $6.8 million (2008: $20.1 million) were reissued for a consideration of $1.6 million (2008: $4.2 million).

The consolidated retained earnings exclude undistributed earnings from joint ventures as at November 30, 2009 of $156.3 million (2008: $130.2 million).

29. Minority interest

For the fiscal year (in $ millions)	2009	2008
At December 1	13.7	18.1
Share of net income for the year	20.7	5.8
Dividends	(4.9)	(8.7)
Foreign currency exchange rate changes	1.7	(1.5)
At November 30	31.2	13.7
Acergy’s respective interest in subsidiaries which are not wholly owned is as follows:
	2009	2008
	%	%
Sonamet – Industrial SA	55.0	55.0
Sonacergy – Servicos E Construcoes Petroliferas Lda	55.0	55.0
Pelagic Nigeria Ltd	80.0	80.0
Offshore Installer Nigeria Limited	60.0	60.0
Acergy Havila Limited	50.0	50.0
Globestar Engineering Company (Nigeria) Ltd	96.2	96.2
30. Borrowings
Borrowings consist of:
As at November 30 (in $ millions)	2009	2008
$500 million 2.25% convertible loan notes due 2013 (see Note 31)	415.6	397.4
Other	0.2	21.9
Total	415.8	419.3
Consisting of:
Non-current portion of borrowings	415.8	409.2
Current portion of borrowings	–	10.1
Total	415.8	419.3

Commitment fees for any unused lines of credit expensed during fiscal year 2009 were $0.7 million (2008: $0.5 million). The weighted average interest rate paid on the $400 million amended and restated revolving credit and guarantee facility was %nil (2008: %nil).

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

30. Borrowings (continued)

Facilities

The following facilities were available as at November 30, 2009:

The $400 million amended and restated revolving credit and guarantee facility

The $400 million credit and guarantee facility, dated August 10, 2006 comprises $300 million available for the issuance of guarantees (2008: $300 million) and $75 million available for cash drawings, a reduction from fiscal year 2008 ($100 million) and will further reduce to $50 million until the final date of maturity of August 10, 2011. To the extent that no loans are drawn under the amount available for cash, this part of the facility can be utilised for guarantee issuance. Additionally the maturity date of the guarantees must be prior to February 10, 2013. As at November 30, 2009 under the $400 million facility, Acergy had fully utilised the $300 million available for guarantee issuance (2008: $207.3 million) and had used $68.9 million of the $75 million facility for guarantee issuance (2008: $nil). No drawdowns of cash under this facility were made in the fiscal year 2009. This facility is guaranteed by an Acergy S.A. guarantee only.

The $400 million facility also contains events of default which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgements, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, auditor’s qualification, repudiation and material litigation.

Interest on the $400 million facility is payable at LIBOR plus a margin which is linked to the ratio of net debt to earnings before interest, taxes, depreciation and amortisation (EBITDA) and which may range from 0.8% to 1.9% per year. The margin is currently fixed at 0.8% for a period of three months from November 30, 2009. The fee applicable for performance guarantees is linked to the same ratio of net debt to EBITDA and may range from 0.4% to 0.95% per year and is currently fixed at 0.4%. Both of these rates are subject to a quarterly review.

The $400 million facility shares certain terms and conditions with the $200 million facility, as described below.

The $200 million multi-currency revolving guarantee facility (the ‘$200 million facility’)

On February 26, 2008, the Group executed a $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million facility. The $200 million facility is secured by a guarantee from Acergy S.A.

The $200 million facility is to be used for the issuance of performance guarantees in the ordinary course of the Group’s business. The facility has a maturity date of February 26, 2013, however, performance guarantees can be issued with a maturity no later than August 26, 2014.

The fee applicable for performance guarantees is linked to the ratio of net debt to EBITDA and may range from 0.45% to 1.00% per year and is currently fixed at 0.45%. This is subject to a quarterly review.

Both the $400 million and $200 million facilities contain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and an interest cover covenant. The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. In addition to the financial covenants listed above, both facilities contain negative pledges with respect to accounts receivable and cash and include representations, affirmative covenants and negative covenants and events of defaults which are customary for facilities of this nature and consistent with past practice. Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans and distributions to shareholders.

The NOK 977.5 million Loan and Guarantee Facility (the ‘NOK 977.5 million facility’)

Acergy Havila Limited is a 50/50 joint venture between Acergy Bermuda Ltd. (wholly owned by Acergy S.A.) and Havila Shipping Pte Ltd. (wholly owned by Havila Shipping ASA). On October 14, 2008 the company completed a loan facility for post-delivery financing of up to Norwegian Krone 977.5 million ($173.5 million) for the purchase of a dive support vessel to be owned by the joint venture, when it is delivered in 2010. The final termination date of the facility is no later than April 30, 2020.

The NOK 977.5 million facility contains the financial covenant that current assets exceeds current liabilities. This requirement must be met at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year. The facility also contains vessel covenants customary to a facility of this nature.

In addition to the above covenants, the facility also contains events of default which include payment defaults (subject to a three day grace period), breach of the financial covenant, breach of other obligations, breach of representations, insolvency, illegality, repudiation, material adverse effect, cross-defaults to other indebtedness in excess of $2.5 million for Acergy Havila Limited and in excess of $5.0 million for Acergy and failure by Acergy to maintain exchange listing. The facility also contains negative pledges with respect to accounts receivable and cash.

Security on the facility is provided by a first priority mortgage on the vessel. A charter guarantee has been provided by Acergy S.A. In the event of an event of default occurring this turns into a several guarantee to be shared 50/50 by Acergy S.A. and Havila Shipping ASA.

Acergy	Annual Report and Financial Statements 2009

The facility’s commitment fee is set at a rate of 0.40%. Upon delivery of the vessel loan interest will be payable at NIBOR plus a margin of 1.00% per year for the first five years and 1.10% for the subsequent five years.

The following table summarises the utilisation of the $400 million facility, the $200 million facility and the NOK 977.5 million facility.

	2009	2009	2009	2008	2008	2008
For the fiscal year (in $ millions)	Utilised	Unutilised	Total	Utilised	Unutilised	Total
Cash loans	–	179.6	179.6	–	100.0	100.0
Guarantee facilities	505.6	63.3	568.9	304.1	195.9	500.0
Total	505.6	242.9	748.5	304.1	295.9	600.0

Other facilities

During fiscal year 2009, a facility of $0.2 million (2008: $0.2 million) was provided to Pelagic Nigeria Limited by Pegasus International Services Inc., the minority interest holder of Pelagic Nigeria Limited, an entity in which Acergy holds a majority interest.

Bank overdraft and short-term lines of credit

The overdraft facilities consist of $36.1 million (2008: $24.7 million) of which $nil (2008: $6.1 million) were drawn as at November 30, 2009.

Guarantee arrangements with joint ventures

SapuraAcergy Assets Pte Ltd (‘SAPL’), previously known as Nautical Vessels Pte Ltd., is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Acergy Bermuda Ltd. (wholly owned by Acergy S.A.). In 2007 the respective parent companies of the joint venture partners issued a Charter Guarantee guaranteeing the charter payments from the charterer of the Sapura 3000 vessel to the ship owner, SAPL. The limit of the guarantee is, at any time the sum of the outstanding amounts under the $240 million Facility Agreement of SAPL less $100 million. Any call under the guarantee will not result in a lump sum payment being made, but the guarantors, severally, will have to service the debt by way of charter payments due from the charterer to the ship owner until the termination date of the loan, which is February 2, 2015.

SapuraAcergy Sdn. Bhd. (‘SASB’) is a 50/50-owned joint venture between Nautical Essence Sdn. Bhd. (wholly owned by SapuraCrest Petroleum Berhad) and Acergy Bermuda Ltd. (wholly owned by Acergy S.A.). SASB has entered into a $181.3 million multi-currency facility for the financing of the Shell Gumusut-Kakap Project. Both Acergy S.A. and SapuraCrest Petroleum Berhad have issued several guarantees, for 50% of the financing respectively. The facility consists of $41.3 million available for the issuance of bank guarantees, $60.0 million available for letters of credit, and two revolving credit facilities for $60.0 million and $20.0 million respectively. At November 30, 2009 the amount available for bank guarantees was fully utilised.

Other guarantee arrangements

In addition to the amounts available under the $400 million facility and the $200 million facility, the Group has a $30.0 million (2008: $30.0 million) bank guarantee facility with Credit Industriel et Commercial Bank of which $8.0 million (2008: $nil) was utilised as at November 30, 2009.

There is an unsecured local line in Nigeria for the sole use of Globestar Engineering Company (Nigeria) Limited. The line is with First Bank of Nigeria plc for $10.0 million. The bonds under this facility were issued to guarantee the project performance of the subsidiary to third parties in the normal course of business. The amount issued under this facility as at November 30, 2009 was $0.7 million (2008: $0.6 million).

The Group had past arrangements with a number of financial institutions to issue bank guarantees on its behalf. As at November 30, 2009, the aggregate amount of guarantees issued under these old facilities was $14.5 million (2008: $13.2 million). There was no availability for further issuances under these facilities.

31. Convertible loan notes

On October 11, 2006 Acergy S.A. issued a $500.0 million in aggregate principal amount of 2.25% convertible loan notes due 2013. The issuance was completed on October 11, 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million. The issuance costs of $9.2 million have been split between the liability and equity components.

The convertible loan notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013. They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013. The convertible loan notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The noteholders were granted an option which allows them to convert the convertible loan notes into common shares with an initial conversion price of $24.05 per share equivalent to 20,790,021 common shares, or approximately 10.7% of our issued share capital at the date of issue. The conversion price was revised to $22.71 in 2009 (2008: $23.52) per share following the payment of the dividends since issuance, equivalent to 22,016,733 (2008: 21,258,503) common shares, or approximately 11.3% (2008:10.9%) of our issued share capital as of November 30, 2009. The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide ‘anti-dilutive’ adjustments for items such as payment of dividends and events such as a change of control which can affect materially the marketability, liquidity or volatility of common shares.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

31. Convertible loan notes (continued)

There is also an option for Acergy to call the convertible loan notes after October 25, 2010, if the price of the common shares exceeds 130% of the then prevailing conversion price over the above specified period.

The following is a summary of certain other terms and conditions that apply to our convertible loan notes:

•

the convertible loan notes are unsecured but contain a negative pledge provision which restricts encumbrances or security interests on current and future property or assets to ensure that the convertible loan notes will rank equally with other debt issuance;

•	a cross default provision subject to a minimum threshold of $10.0 million and other events of default in connection with non-payment of the convertible loan notes;

•	various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the shares and the convertible loan notes on recognised stock exchanges; and

•	provisions for the adjustment of the conversion price in certain circumstances. There were no conversions of these convertible loan notes as of November 30, 2009.

The net proceeds received from the issue of the convertible loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Group, as follows:

(in $ millions)
Principal value of convertible loan notes issued	500.0
Proceeds of issue (net of apportioned transaction costs)	490.8
Liability component at date of issue	(362.4)
Equity component	128.4
Deferred tax	(17.7)
Transfer to equity reserve (see Note 28)	110.7

The liability component is as follows:

For the fiscal year (in $ millions)	2009	2008
Liability component at December 1	397.4	380.3
Interest charged	29.5	28.4
Interest paid	(11.3)	(11.3)
Liability component at November 30	415.6	397.4

The interest charged in the year is calculated by applying an effective rate of 7.35%. The liability component is measured at amortised cost.

The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at

November 30, 2009 represents the effective interest rate less interest paid to that date.

The Directors estimate the fair value of the liability component of the convertible loan notes at November 30, 2009 to be approximately $438.7 million (2008: $397.4 million). These have been recognised as borrowings within the Group (refer to Note 30 ‘Borrowings’).

32. Other non-current liabilities

As at November 30 (in $ millions)	2009	2008
Non-current amounts due to joint venture partners	1.4	–
Accrued bonus	3.4	3.9
Net liabilities of joint ventures reclassified as other liabilities	0.9	–
Other	1.3	–
Total	7.0	3.9

The accrued bonus is in relation to long-term incentive plans.

Acergy	Annual Report and Financial Statements 2009

33. Trade and other liabilities

As at November 30 (in $ million)			2009	2008
Invoice accruals			244.6	279.8
Trade payables			169.7	183.1
Accrued salaries and benefits			143.0	116.3
Withholding taxes			22.3	28.5
Interest on taxes owed			9.1	9.1
Interest and dividends payable			1.7	13.9
Other taxes payable			2.7	2.2
Other current liabilities			31.0	18.7
Total			624.1	651.6
The average credit period taken for trade purchases is 93 days (2008: 78 days).
Accrued salaries and benefits represents employee benefits which are still due to be paid.
34. Provisions
For the fiscal year (in $ millions)	Legal	Decommissioning	Other	Total
At December 1, 2007	9.3	–	1.5	10.8
Additional provision in the year	1.6	5.2	7.7	14.5
Utilisation of provision	(1.5)	–	(0.7)	(2.2)
Unwinding of discount rate	–	0.2	–	0.2
Exchange differences	(0.1)	–	–	(0.1)
At November 30, 2008	9.3	5.4	8.5	23.2
Additional provision in the year	1.4	8.4	7.2	17.0
Utilisation of provision	(0.5)	(1.0)	(3.4)	(4.9)
Unused amounts reversed during the year	(1.8)	–	(1.5)	(3.4)
Unwinding of discount rate	–	0.3	–	0.3
Exchange differences	0.5	–	0.5	1.0
At November 30, 2009	8.9	13.1	11.3	33.2
As at November 30 (in $ millions)			2009	2008
Consists of:
Non-current provisions			10.6	8.0
Current provisions			22.6	15.2
Total			33.2	23.2

The legal provision comprises a number of claims made against the Group, these include employee disputes, personal injury cases and lease disputes, where the timing of resolution is uncertain or the liability has been estimated by the Group’s legal advisors.

The decommissioning provision is in relation to the obligation to remove items of property, plant and equipment from leased vessels at the end of their lease. For the equipment on Toisa Proteus the Group expects to incur the costs within the next twelve months. The remaining provisions to be incurred post fiscal year 2010 are dependent on renewal options being exercised.

Other provisions include certain warranties given on the sale of the subsidiary SCS Nigeria, payroll claims, damages claim, redundancy costs and the liquidation of a subsidiary.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

35. Commitments and contingent liabilities

Commitments

These consist of:

•	purchase of property, plant and equipment from external suppliers as at November 30, 2009 for $181.6 million (2008: $130.0 million).

•	purchase of intangible software from external suppliers as at November 30, 2009 for $12.6 million (2008: nil).

•	operating lease commitments as indicated in Note 36 ‘Operating lease arrangements’.

•	a loan facility to the joint venture Seaway Heavy Lifting (SHL) of an amount up to $10 million.

Contingent liabilities

During fiscal year 2009 the Group’s Brazilian business was audited and formally assessed for ICMS tax (import duty) by the Brazilian tax authorities (Secretaria Fazenda Estado Rio de Janeiro). The amount assessed including penalties and interest amounted to BRL 107.6 million ($61.7 million). The Group intends to challenge this assessment and will revert to the courts if necessary. No provision has been made for any payment as the Group does not believe that this liability is probable.

In the course of business, the Group becomes involved in contract disputes from time-to-time due to the nature of our activities as a contracting business involved in several long-term projects at any given time. The Group takes provisions to cover the expected risk of loss to the extent that negative outcomes are likely and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability it anticipates.

Furthermore, the Group is involved in legal proceedings from time to time incidental to the ordinary conduct of our business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Group to make additional expenditures in excess of reserves that the Group may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Group in addition to the ones specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, the Group believes that they should not materially affect its consolidated financial position.

36. Operating lease arrangements

The Group as Lessee

For the fiscal year (in $ millions)	2009	2008	2007
Minimum lease payments under operating leases recognised in operating expenses for the year	129.4	130.9	95.9

The total operating lease commitments as at November 30, 2009 were $530.0 million (2008: $526.5 million). These consisted of charter hire obligations towards certain construction support, diving support, survey and inspection ships of $304.9 million (2008: $342.0 million). The remaining obligations related to office facilities and equipment as at November 30, 2009 of $225.1 million (2008: $184.5 million).

The Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

For the fiscal year (in $ millions)	2009	2008
Within one year	109.9	125.3
Years two to five inclusive	309.9	285.7
After five years	110.2	115.5
Total	530.0	526.5

The following have been excluded from the outstanding commitments:

•

Main renewal options: Polar Queen – two renewal options consisting of one option for three years at the end of 2012 followed by a possible further option for one year; Far Saga – one renewal option for two years mid 2010; Acergy Viking – ten renewal options consisting of two for two years and eight options for one year; purchase options after eight, eleven, fourteen and seventeen years; Skandi Acergy – four renewal options consisting of two options for two years each and two options for one year each.

Acergy	Annual Report and Financial Statements 2009

The Group as Sub-Lessor

Income from sub-leases earned during the year was $47.2 million (2008: $46.1 million, 2007: $33.5 million) and relate to shipping charters and property.

At the balance sheet date, the Group had contracted for the following future minimum lease payments:

As at November 30 (in $ millions)	2009	2008
Within one year	107.5	39.0
Years two to five inclusive	319.1	136.9
After five years	–	–
Total	426.6	175.9

The Group as Lessor

For contracts that meet the definition of leases, the rental income earned during the fiscal year 2009 was $79.7 million (2008: $75.3 million, 2007: $56.6 million) and relate to shipping charters.

The Group had contracted with its Lessees for the following future minimum lease receipts:
As at November 30 (in $ millions)	2009	2008
Within one year	59.5	71.8
Years two to five inclusive	–	60.3
Total	59.5	132.1

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

Market risk

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see below) and interest rates (see below). The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency risks, including:

• forward foreign exchange contracts to hedge the exchange rate risk arising on future revenues, operating costs and capital expenditure;

• interest rate risk due to interest rate fluctuations from floating rate credit facilities and variable interest rate returns on deposits.

There has been no change to the Group’s exposure to market risks or the manner in which it manages and measures the risk.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

37. Financial instruments (continued)

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

The Group’s reporting currency is the US dollar. The majority of net operating expenses and income are denominated in the functional currency of the individual subsidiaries operating in different regions, namely:

•	Acergy AFMED – US Dollar, Euro and Nigerian Naira;

•	Acergy NEC – US Dollar, British Pound Sterling, Norwegian Krone and Canadian Dollar;

•	Acergy NAMEX – US Dollar;

•	Acergy SAM – Brazilian Real and US Dollar

•	Acergy AME – US Dollar and Australian Dollar.

The Group’s exposure to exchange rate fluctuations results from our net investments in foreign subsidiaries, primarily in the United Kingdom, Norway, France and Brazil, and from the Group’s share of the local currency earnings in operations in Acergy AFMED; Acergy NEC and Acergy SAM. However, the Group does not use derivative instruments to hedge the value of investments in foreign subsidiaries.

Furthermore, the Group conducts operations in many countries and, as a result, is exposed to currency fluctuations through generation of revenue and expenditure in the normal course of business. Hence, exposures to exchange rate fluctuations arise. The Group’s currency rate exposure policy prescribes the range of allowable hedging activity. The Group primarily uses forward foreign exchange contracts to hedge capital expenditures and operational non-functional currency exposures on a continuing basis for periods consistent with our committed exposures.

The carrying amounts of the Group’s primary foreign currency denominated monetary assets and monetary liabilities, including foreign exchange derivatives, receivables and borrowings issued in a currency different from the functional currency of the issuer, and inter-company foreign currency denominated receivables, payables, and loans at the balance sheet date are as follows:

	Assets		Liabilities
As at November 30 (in $ millions)	2009	2008	2009	2008
British Pound Sterling	255.9	259.1	316.8	392.2
Euro	866.9	369.5	829.2	755.8
Norwegian Krone	143.9	176.4	39.7	143.9
US Dollar	748.4	627.9	650.8	809.6

Foreign currency sensitivity analysis

The Group operates in various geographical locations and is exposed to a number of currencies dependent upon the functional currency of individual subsidiaries as indicated in the foreign currency risk management section above.

The Group considers that the principal currency exposure is to movements in the US Dollar against other currencies on the basis that the US Dollar is the Group’s reporting currency, the functional currency of many of its subsidiaries and the transaction currency of a significant volume of the Group’s cash flows. The Group has performed sensitivity analyses to indicate how profit or loss and equity would have been affected by changes in the exchange rate between the US Dollar and other currencies in which the Group transacts. The analysis is based on a strengthening of the US Dollar by 10% against each of the other currencies in which the Group has significant assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three to five year timeframe.

The Group analysis of the impact on profit and loss in each year is based on monetary assets and liabilities in the balance sheet at the end of each respective year.

The Group analysis of the impact on equity includes the profit and loss movements from above in addition to the impacts on the translation reserve in respect of inter-company balances that form part of the net investment in a foreign operation and the hedging reserve in respect of designated hedges.

The sensitivity analyses includes the impact of exchange rate movements on foreign currency derivatives. The amounts disclosed have not been adjusted for the impact of taxation.

Based on the above, a 10% increase in the US Dollar exchange rate against other currencies in which the Group transacts would increase net foreign currency exchange losses reported in other gains and losses by $12.3 million (2008: loss $22.8 million). The impact on equity would be a reduction in reported net assets of $8.6 million (2008: $20.9 million).

Acergy	Annual Report and Financial Statements 2009

Forward foreign exchange contracts

The Group enters into primarily standard forward foreign exchange contracts with maturities of up to five years, to manage the risk associated with transactions when there is a minimum level of exposure risk. These transactions consist of highly probable cash flow exposure relating to operating income and expenditure and capital expenditure.

The following table details the forward foreign currency contracts outstanding as at the balance sheet date:

As at November 30, 2009
	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
	Buy		Sell		Maturity
(in millions)	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Brazilian Real	11.1	–	–	–	1.8	–
British Pound Sterling	37.8	6.8	91.8	–	(3.6)	(1.3)
Danish Krone	31.5	–	47.2	–	(0.3)	–
Euro	254.4	19.6	12.7	–	4.2	0.3
Japanese Yen	–	–	–	–	–	–
New Zealand Dollar	–	–	4.7	–	–	–
Norwegian Krone	138.2	403.5	–	–	1.2	2.6
Singapore Dollar	13.3	–	–	–	–	–
US Dollar	177.0	32.2	211.2	98.1	(5.5)	1.6
Total					(2.2)	3.2
As at November 30, 2008	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
	Buy		Sell		Maturity
(in millions)	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
British Pound Sterling	66.4	13.6	19.5	1.7	(11.3)	(3.1)
Danish Krone	22.7	–	–	–	0.1	–
Euro	121.3	50.5	54.5	–	(11.5)	(5.8)
Japanese Yen	3,350.8	–	–	–	6.9	–
Norwegian Krone	214.7	747.7	321.7	–	(5.3)	(22.5)
Singapore Dollar	17.3	–	–	–	(0.1)	–
US Dollar	174.3	47.4	148.0	126.5	4.4	(7.3)
Total					(16.8)	(38.7)

Hedge accounting The following table details the outstanding forward foreign exchange currency contracts which are designated as hedging instruments as at reporting date:

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

37. Financial instruments (continued)

As at November 30, 2009

	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
	Buy		Sell		Maturity
(in millions)	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Cash flow hedges:
British Pound Sterling	3.7	–	–	–	(0.2)	–
Danish Krone	31.5	–	42.7	–	(0.3)	–
Euro	11.6	–	–	–	0.5	–
Japanese Yen	–	–	–	–	–	–
Norwegian Krone	138.2	403.5	–	–	1.2	2.6
US Dollar	110.6	19.2	178.5	94.4	(2.7)	2.2
Total					(1.5)	4.8
As at November 30, 2008
	Foreign Currency Value By Contract Maturity				US Dollar Fair Value By Contract Maturity
	Buy		Sell		Maturity
(in millions)	< 1 Year	1-5 Years	< 1 Year	1-5 Years	< 1 Year	1-5 Years
Cash flow hedges:
British Pound Sterling	11.6	–	–	–	(3.6)	–
Euro	5.8	–	–	–	(1.5)	–
Japanese Yen	3,350.8	–	–	–	6.9	–
Norwegian Krone	117.1	541.7	–	–	(3.4)	(13.3)
US Dollar	112.0	47.4	148.0	126.5	(4.2)	(7.3)
Total					(5.8)	(20.6)

The Group earns revenue in currencies other than the functional currency of the contracting entity; at the reporting date the main such transactions are US Dollar revenues for customer contracts in the Acergy AFMED region. The consolidated income statement is impacted when the services are performed by the Group and the related receivable is consequently recognised. The hedging reserve balance at November 30, 2009 is a loss of $3.6 million (2008: loss of $32.2 million) arising on hedges maturing on or before March 20, 2013. There is no material difference between the period of cash flow and that of consolidated income statement impact.

The Group incurs operating expenses in currencies other than the functional currency of the operating entity; at the reporting date the main such transactions are a Norwegian Krone vessel charter and ‘one-off’ project expenses in US Dollars (primarily for projects in Acergy AFMED). The consolidated income statement is impacted when the supplier performs the underlying service and the related liability is consequently recognised. The hedging reserve balance at November 30, 2009 is a gain of $5.9 million (2008: gain of $21.2 million) arising on hedges maturing on or before October 15, 2013. There is no material difference between the period of the consolidated cash flow statement and that of the consolidated income statement impact.

The Group invests capital expenditure amounts in respect of fixed assets which are in currencies other than the functional currency of the asset owning entity. The Group’s policy is to adjust, at initial recognition, the carrying amount of the fixed asset. The impact on the income statement is in accordance with the depreciation schedule of the related fixed assets. The hedging reserve balance at November 30, 2009 is a gain of $0.1 million (2008: loss of $0.6 million) arising on hedges maturing on or before July 19, 2010. The impact on the consolidated income statement is expected to occur linearly within the six years to November 30, 2015.

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

The cumulative effective portion of changes in the fair value of derivatives is deferred in equity within ‘other reserves’ as hedging reserves (refer to Note 28 ‘Movements in reserves’). The resulting cumulative gains or losses will be recycled to the consolidated income statement upon the recognition of the underlying transaction or the discontinuance of a hedging relationship. Movements in respect of effective hedges are detailed in the consolidated statement of recognised income and expense.

The gains or losses relating to the ineffective portion of cash flow hedges is recognised in the consolidated income statement and amounted to a loss of $0.1 million (2008: loss of $0.3 million).

Acergy	Annual Report and Financial Statements 2009

The hedging reserve represents hedging gains and losses recognised on the effective portion of cash flow hedges as follows:
For the fiscal year (in $ million)	2009	2008
As at December 1	(11.6)	3.2
Gains/(losses) on the effective portion of derivatives deferred to equity:
hedges on capital expenditure	0.5	(0.8)
hedges on revenue	30.8	(36.3)
hedges of operating expenses	(14.9)	10.6
income tax (losses)/gains recognised in equity	(12.3)	8.5
Cumulative deferred (gains)/losses transferred to Consolidated income statement:(a)
hedges on revenue	10.2	(8.4)
hedges of operating expenses	(0.5)	12.1
Cumulative deferred gains/(losses) transferred to initial carrying amount:
hedges on capital expenditure	0.2	(0.5)
income tax related to amounts transferred to initial carrying amount of hedged item	–	–
Balance at November 30	2.4	(11.6)
(a)Transfers are included in the following line items in the consolidated income statement:
For the fiscal year (in $ millions)	2009	2008
Cumulative deferred (losses)/gains recognised in revenue	(12.4)	9.8
Cumulative deferred gains recognised in operating expenses	2.0	0.6
Cumulative deferred losses recognised in other gains and losses	0.7	(14.1)
Total	(9.7)	(3.7)

Transfers to the consolidated income statement in respect of forecast transactions no longer expected to occur was $nil (2008: loss of $12.0 million).

Interest rate risk management

The Group places surplus funds on the money markets to generate an investment return for short durations only, ensuring a high level of liquidity and reducing the credit risk associated with the deposits. Changes in the interest rates associated with these deposits will impact the return generated.

The Group borrows funds at fixed and variable interest rates and has certain revolving credit and guarantee facilities (refer to Note 30 ‘Borrowings’).

The Group’s exposure to interest rates on financial assets and financial liabilities is detailed in the liquidity risk management section of this Note.

Interest rate sensitivity analysis

Interest on the facilities is discussed in Note 30 ‘Borrowings’ is payable at LIBOR plus a margin which is linked to the ratio of net debt to EBITDA and range from 0.8% to 1.9% per year. As at November 30, 2009 the Group had significant cash deposits leaving it in net cash position at a margin of 0.8% and it would have required a significant reduction in EBITDA during fiscal year 2009 to move the Group to the highest threshold.

The Group’s income and equity balances are not significantly impacted by changes to interest rates.

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

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

Net trade receivables (refer to Note 20 ‘Trade and other receivables’) consist of a number of clients, spread across geographical areas. Ongoing credit evaluation is performed on the financial condition of accounts receivable.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

37. Financial instruments (continued)

As at November 30 (in $ millions)

	2009	2008
Trade debtor category	Carrying amount	Carrying amount
National oil and gas companies	42.4	68.0
International oil and gas companies	123.3	161.1
Independent oil and gas companies	35.9	68.5
Total	201.6	297.6

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

The following table details the maturity analysis for trade receivables.

As at November 30, 2009

(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade receivables	165.5	14.4	21.7	–	–	201.6
As at November 30, 2008
(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade receivables	102.3	93.3	92.5	9.5	–	297.6

The maximum exposure of the Group to credit-related loss of financial instruments is the aggregate of the carrying values of the cash and cash equivalent, debtors, and derivative assets accounts.

The Group depends on certain significant clients. During fiscal year 2009 two clients (2008: two clients) contributed to more than 10% of the Group’s revenue from continuing operations. The contribution from these clients was $875.6 million (2008: $1,009.5 million). The amounts of the receivables balance of the Group’s five major clients as at November 30 are shown in the table below:

As at November 30 (in $ millions)
Counterparty	2009	2008
Client A	50.6	64.2
Client B	35.8	47.4
Client C	25.7	27.1
Client D	24.0	14.0
Client E	23.7	13.6

The Group does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics as at November 30, 2009. The Group defines counterparties as having similar characteristics if they are related entities.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The table below shows the carrying amount of our major counterparties (depositors) at the balance sheet date using the Standard and Poor’s credit rating symbols.

As at November 30 (in $ millions)	2009	2008
Counterparty	Carrying amount	Carrying amount
Counterparties rated AAA	206.8	100.0
Counterparties rated AA- to AA+	232.1	157.9
Counterparties rated A- to A+	157.8	72.5
Counterparties rated BBB+ or below	–	–

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

Acergy	Annual Report and Financial Statements 2009

forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities. Included in Note 30 ‘Borrowings’ is a listing of undrawn facilities that the Group has at its disposal.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities.

The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table consists of the principal cash flows:

As at November 30, 2009
(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade payables	54.7	109.5	5.5	–	–	169.7
Convertible loan notes	–	–	22.5	567.5	–	590.0
As at November 30, 2008
(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Trade payables	70.4	112.7	–	–	–	183.1
Convertible loan notes	–	–	22.5	590.0	–	612.5

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted net cash outflows/(inflows) on the derivative instruments that settle on a net basis and the undiscounted gross outflows and (inflows) on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the balance sheet date.

As at November 30, 2009
(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Net settled
Foreign exchange forward contracts	1.4	4.6	0.2	0.5	–	6.7
Gross settled
Foreign exchange forward contract payments	93.1	199.3	126.8	93.7	–	512.9
Foreign exchange forward contract receipts	(91.8)	(190.2)	(121.4)	(91.3)	–	(494.7)
Total	2.7	13.7	5.6	2.9	–	24.9
As at November 30, 2008
(in $ millions)	Less than 1 month	1-3 months	3 months to 1 year	1-5 years	5+ years	Total
Net settled
Foreign exchange forward contracts	0.3	8.2	14.0	0.9	–	23.4
Gross settled
Foreign exchange forward contract payments	22.4	112.3	205.5	369.5	–	709.7
Foreign exchange forward contract receipts	(19.4)	(99.2)	(180.9)	(311.8)	–	611.3)
Total	3.3	21.3	38.6	58.6	–	121.8

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

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

37. Financial instruments (continued)

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

Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities as indicated recorded at amortised cost in the financial statements approximate their fair values:

	2009	2009	2008	2008
As at November 30 (in $ millions)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Cash and cash equivalents	907.6	907.6	573.0	573.0
Restricted cash deposits	19.6	19.6	11.0	11.0
Net trade receivables (see Note 20)	201.6	201.6	297.6	297.6
Employee loans	1.7	1.7	3.0	3.0
Fair value through profit or loss (FVTPL)	11.0	11.0	33.3	33.3
Derivative instruments in designated hedge accounting relationships	14.1	14.1	30.9	30.9
Financial liabilities:
Borrowings – Other debt (including current portion)	0.2	0.2	21.9	21.9
Borrowings – Convertible notes	415.6	438.7	397.4	397.4
Fair value through profit or loss (FVTPL)	13.3	13.3	62.4	62.4
Derivative instruments in designated hedge accounting relationships	10.8	10.8	57.3	57.3

Assumptions used in determining fair value of financial assets and liabilities

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value. The estimated value of our long-term debt is based on interest rates as at November 30, 2009 and 2008 using debt instruments of similar risk.

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

Borrowings – Convertible notes

The fair value of the liability component of convertible notes is determined assuming redemption on October 11, 2013 and using the market interest rate available to the Group as at the Balance Sheet date.

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

Acergy	Annual Report and Financial Statements 2009

38. Related party transactions

Key management personnel

Key management personnel includes the Board of Directors, the Vice Presidents of each of the six business segments or divisions and other members of the Group’s Corporate Management Team. The remuneration of these personnel is determined by the compensation committee having regard to the performance of individuals and market trends.

The remuneration of key management personnel during the year was as follows:

For the fiscal year (in $ millions)	2009	2008	2007
Short-term employee benefits	12.1	12.4	17.6
Share based payment	1.8	0.8	(0.6)
Post-employment benefits	1.6	0.8	0.7
Other long-term benefits	0.3	0.4	0.7
Total	15.8	14.4	18.4

Transactions with key management personnel

The principal executive offices were relocated during fiscal year 2008 from Sunbury-on-Thames to Hammersmith in the United Kingdom. One of the key management personnel received relocation assistance which takes the form of a $0.1 million reimbursement of professional fees and associated relocation costs, $0.1 million mortgage assistance and a guaranteed receipt of the market value of a property in Sunbury-on-Thames from the date of announcement of the relocation. The property was sold to a third party in the third quarter of fiscal year 2008 resulting in a loss of less than $0.1 million.

During the fourth quarter of fiscal year 2008 share options were exercised by one member of the key management personnel. The Group paid $0.3 million of payroll taxes associated with this exercise which was subsequently reimbursed on December 1, 2008. The amount is therefore considered to be a loan to a related party as at November 30, 2008.

During fiscal year 2008 352,500 share options were granted to the key management personnel. On December 1, 2008 options granted in the fiscal year 2008 to the Non-executive Directors were cancelled as part of the Group’s continuous effort of improving corporate governance procedures.

In 2009 there were no further transactions with key management and no share options were granted during the year.

Loans and Trade Receivables with related parties

As disclosed in Note 17 ‘Interest in associates and joint ventures’, the Group has provided loans to associates and joint venture entities at rates comparable to the average commercial rate of interest amounting to $32.7million (2008: $16.6 million) and Trade receivables of $ 44.0 million (2008: $22.8 million).

There were no loans to key management personnel in 2009 (2008: $0.3 million as noted above).

Employee loans consisting primarily of salary and travel advances to employees in furtherance of our business amounted to $1.7 million (2008: $3.0 million).

Trading transactions

During the year, the Group entered into transactions with joint ventures and associates which are reported in Note 17 ‘Interest in associates and joint ventures’ and are made on terms equivalent to those that prevail in arm’s length transactions and are made only if such terms can be substantiated.

39. Share based payments

Equity-settled share option plan (the ‘2003 Plan’)

The Group operates a share option plan which was approved in April 2003 (the ‘2003 Plan’). The 2003 Plan includes an additional option plan for key directors and employees’ resident in France as a sub-plan (the ‘French Plan’), and additional options which are granted under the Senior Management Incentive Plan (SMIP). A Compensation Committee appointed by the Board of Directors administers these plans. Options are awarded at the discretion of the Compensation Committee to directors and key employees.

Under the 2003 Plan options up to but not exceeding 6.3 million common shares can be granted. Following shareholder approval at the Extraordinary General Meeting held on December 18, 2008, the 2003 Plan was expanded to cover up to 8,710,000 shares. The 2003 Plan replaced the previous plan (the ‘1993 Plan’). Any options granted under the French Plan are included as part of this limit. Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years, at an exercise price not less than the fair market value per share at the time the option is granted. Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. The cost of these non-performance share options are therefore recognised using the graded vesting attribution method. Share option exercises are satisfied by either issuing new shares or reissuing treasury shares. Furthermore, options are generally forfeited if the option holder leaves the Group under any circumstances other than due to the option holder’s death, disability or retirement before his or her options are exercised.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

39. Share based payments (continued)

In fiscal year 2009 no common share options were granted (2008: 1,052,500 common share options), and therefore no options were granted under the French Plan (2008: 234,000 options).

Senior Management Incentive Plan (‘SMIP’)

As a condition to a bonding facility agreement which was finalised in 2004, there was a requirement to put in place a Key Staff Retention Plan (‘KSRP’), now called the SMIP, in order to secure the services of certain senior executives. The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005, and 2006. The objectives fixed in the plan, and agreed by the Board Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring. During the fiscal year 2007 the Compensation Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation was paid. No compensation was awarded for fiscal year 2008 and no further awards will be made under this plan. The options under the SMIP are exercisable until ten years after their date of grant.

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

2009 Executive Deferred Incentive Scheme

During the fiscal 2009 year the Board of Directors approved and adopted a deferred incentive scheme for selected senior executives. The scheme enables the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of Acergy S.A. which will be matched in cash at the end of three years subject to performance conditions. The value of the bonus deferred was used to purchase 58,374 shares based upon the prevailing share price on April 17, 2009 which was $7.64. The matched element is conditional upon achieving target total shareholder return over the three years to March, 2012 and is conditional on the shares being held for three years.

2008 Executive Deferred Incentive Scheme

During the fiscal 2008 year the Board of Directors approved and adopted a deferred incentive scheme for selected senior executives including stipulating the number of shares that may be awarded. The scheme enables the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of Acergy S.A. which will be matched in shares at the end of three years subject to performance conditions. The value of the bonus deferred was used to purchase 17,797 shares based upon the prevailing share price on March 31, 2008 which was $21.35. The matched element is conditional upon the growth of earnings per share over the three years to November 30, 2010.

Option activity including the SMIP, are as follows:

For the fiscal year	Number of options 2009	Weighted average exercise price in $ 2009	Number of options 2008	Weighted average exercise price in $ 2008	Number of options 2007	Weighted average exercise price in $ 2007
Outstanding at December 1	4,517,312	12.51	5,115,696	8.64	8,500,241	6.77
Granted	–	–	1,052,500	22.67	52,000	20.94
Exercised	(389,824)	4.18	(1,088,952)	3.83	(3,403,865)	4.20
Forfeited	(269,494)	14.49	(228,339)	16.28	(32,680)	6.22
Expired	(80,500)	10.05	(333,593)	11.23	–	–
Outstanding at November 30	3,777,494	13.28	4,517,312	12.51	5,115,696	8.64
Exercisable at the end of the period	2,864,725	10.65	2,686,308	8.29	2,696,840	6.68

The weighted average fair value of options granted during the 2008 fiscal year was $10.79 (2007: $9.62).

Acergy	Annual Report and Financial Statements 2009

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows:
For the fiscal year	2009	2008	2007
Weighted average share price (in $)	–	22.67	20.94
Weighted average exercise price (in $)	–	22.67	20.94
Expected volatility	–	55.9%	45.8%
Expected life	–	5 years	5 years
Risk free rate	–	2.5%	4.6%
Expected dividends (in $)	–	0.21	–

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

The following table summarises information about share options outstanding as at November 30, 2009:
	Options outstanding
Common shares (range of exercise prices)	Options outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (in $)
$17.01 – 26.16	1,699,076	7.67	21.09
$10.01 – 17.00	874,492	4.56	11.19
$3.01 – 10.00	570,199	4.57	5.66
$1.19 – 3.00	633,727	4.01	2.07
Total	3,777,494	20.81	13.28
The following table summarises the compensation expense recognised during the year:
For the fiscal year (in $ millions)	2009	2008	2007
Non-performance based share options	4.5	3.5	4.0
Senior Management Incentive Plan	–	–	0.2
Restricted Share Plan	0.5	0.3	–
Executive Deferred Incentive Scheme	0.2	0.1	–
Total	5.2	3.9	4.2

The non-performance based share options are stated taking into consideration the taxation benefit of $0.3 million (2008: tax benefit $5.8 million, 2007: tax benefit of $3.6 million).

40. Retirement benefit schemes

The Group operates both defined contribution and defined benefit pension plans, depending on location, covering certain qualifying employees.

Contributions under the defined contribution pension plans are determined as a percentage of gross salary. The expense relating to these plans for fiscal year 2009 was $21.7 million (2008: $24.2 million, 2007: $6.7 million).

The Group operates both funded and unfunded benefit pension plans. The benefits under the defined benefit pension plans are based on years of service and salary levels at retirement age. Plan assets of the funded schemes are primarily comprised of marketable securities

During fiscal year 2008 one of the Norwegian funded schemes for existing onshore employees still in service was settled and gains of $33.3 million were recognised in the consolidated income statement in accordance with IAS19, Employee Benefits. Of this gain $30.0 million was recognised in operating expenses and $3.3 million in administrative expenses. The gain is a result of a break in the link between the benefit and future salary, and a difference between the cost of settling the benefit and the accounting liability under IAS19. A liability remains for existing pensioners under this plan. The settlement eliminated the Group’s entire legal or constructive obligation for the defined benefits in respect of non-pensioners under this plan. The Group set up a defined contribution scheme for these employees.

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

40. Retirement benefit schemes (continued)

The amount included in the balance sheet arising from the Group’s obligations in respect of its defined benefit retirement benefit schemes is as follows:

As at November 30 (in $ millions)	2009	2008
Present value of defined benefit obligations	49.9	33.9
Fair value of plan assets in defined scheme	(36.9)	(24.8)
Deficit in defined scheme	13.0	9.1
Present value of unfunded defined benefit obligation	11.7	9.1
Past service cost not yet recognised in balance sheet	2.5	2.9
Net liability recognised in the balance sheet	27.2	21.1
This amount is presented in the balance sheet as follows:
Retirement benefit asset	–	(0.1)
Retirement benefit obligations	27.2	21.2
Total	27.2	21.1

The following table provides a reconciliation of the retirement benefit obligations:

	Norway		United Kingdom		France		Total
For the fiscal year (in $ millions)	2009	2008	2009	2008	2009	2008	2009	2008
Change in present value of defined benefit obligation:
At December 1	16.1	72.3	19.1	28.5	7.6	9.4	42.8	110.2
Service costs	1.0	8.3	0.3	0.2	0.7	0.7	2.0	9.2
Members’ contribution	–	–	–	0.1	–	–	–	0.1
Interest cost	0.8	2.6	1.4	1.3	0.5	0.4	2.7	4.3
Actuarial losses/(gains)	5.0	2.6	4.6	(3.0)	0.4	1.7	10.0	1.3
Benefits paid	(0.9)	(0.5)	(1.6)	(0.7)	(0.6)	(0.5)	(3.1)	(1.7)
Norwegian national insurance	0.1	(2.8)	–	–	–	–	0.1	(2.8)
Settlement	–	(52.6)	–	–	–	–	–	(52.6)
Other	–	–	–	–	–	(2.8)	–	(2.8)
Foreign currency exchange rate changes	4.3	(13.8)	1.4	(7.3)	1.4	(1.3)	7.1	(22.4)
At November 30	26.4	16.1	25.2	19.1	10.0	7.6	61.6	42.8
Change in fair value of plan assets:
At December 1	12.6	41.5	12.2	20.7	–	–	24.8	62.2
Estimated return on plan assets	0.8	1.8	1.0	1.2	–	–	1.8	3.0
Actuarial gains/(losses)	4.7	(3.9)	2.5	(4.8)	–	–	7.2	(8.7)
Members’ contribution	–	–	1.2	0.1	–	–	1.2	0.1
Company contributions	0.5	5.2	–	0.9	–	–	0.5	6.1
Benefits paid	(0.8)	(0.5)	(1.6)	(0.7)	–	–	(2.4)	(1.2)
Settlement	–	(23.4)	–	–	–	–	–	(23.4)
Other	(0.2)	(0.2)	–	–	–	–	(0.2)	(0.2)
Foreign currency exchange rate changes	3.1	(7.9)	0.9	(5.2)	–	–	4.0	(13.1)
At November 30	20.7	12.6	16.2	12.2	–	–	36.9	24.8
Funded Status	(5.7)	(3.5)	(9.0)	(6.9)	(10.0)	(7.6)	(24.7)	(18.0)
Past service costs not yet recognised in Balance Sheet							(2.5)	(2.9)
Indonesian retirement indemnity plan							–	(0.2)
Overall Status							(27.2)	(21.1)

Included within the defined benefit obligation are amounts arising from plans which are unfunded. The unfunded plans are one Norwegian plan with an obligation of $1.6 million (2008: $1.3 million) and the French plan.

The expected return on scheme assets has been determined after considering the expected return on each of the main asset classes separately, and then taking a weighted average by asset value.

Acergy	Annual Report and Financial Statements 2009

The principal assumptions used for the purposes of the actuarial valuations were as follows:
Year ended November 30, 2009
(in %)	Norway	United Kingdom	France	Total – weighted average
Key assumptions used:
Pension increase	1.3-4.0	3.0	–	3.0
Discount rate	4.4	5.4	5.3	4.9
Expected return on scheme assets	5.6	7.5	–	6.4
Rate of compensation increase	4.3	4.8	4.9	4.6
Year ended November 30, 2008
(in %)	Norway	United Kingdom	France	Total – weighted average
Key assumptions used:
Pension increase	2.0-4.25	3.0	–	3.2
Discount rate	4.3	7.0	6.0	5.8
Expected return on scheme assets	6.3	7.6	–	6.9
Rate of compensation increase	4.5	4.3	4.9	4.5
Year ended November 30, 2007
(in %)	Norway	United Kingdom	France	Total – weighted average
Key assumptions used:
Pension increase	2.0-4.25	2.9	–	3.7
Discount rate	4.7	6.0	4.5	5.0
Expected return on scheme assets	5.8	7.3	–	6.3
Rate of compensation increase	4.5	4.3	4.5	4.5
Amounts recognised in the consolidated income statement within revenue, operating expenses and administrative expenses in respect of these defined benefit schemes are as follows:
Year ended November 30, 2009
(in $ millions)	Norway	United Kingdom	France	Total
Service cost	1.0	0.3	0.7	2.0
Interest cost	0.8	1.4	0.5	2.7
Expected return on plan assets	(0.8)	(1.0)	–	(1.8)
Past service cost	–	–	(0.8)	(0.8)
Norwegian national insurance and other expenses	0.1	–	–	0.1
Total	1.1	0.7	0.4	2.2

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

40. Retirement benefit schemes (continued)

Year ended November 30, 2008

(in $ millions)	Norway	United Kingdom	France	Total
Service cost	8.3	0.2	0.7	9.2
Interest cost	2.6	1.3	0.4	4.3
Expected return on plan assets	(1.8)	(1.2)	–	(3.0)
Past service cost	–	–	(0.7)	(0.7)
Settlement	(33.3)	–	–	(33.3)
Norwegian national insurance and other expenses	1.3	–	–	1.3
Total	(22.9)	0.3	0.4	(22.2)

Year ended November 30, 2007

(in $ millions)	Norway	United Kingdom	France	Total
Service cost	9.5	0.6	0.6	10.7
Interest cost	2.8	1.4	0.3	4.5
Expected return on plan assets	(2.3)	(1.2)	–	(3.5)
Past service cost	–	–	0.9	0.9
Settlement	–	–	–	–
Norwegian national insurance and other expenses	1.4	–	–	1.4
Total	11.4	0.8	1.8	14.0

The amount recognised in the consolidated income statement for the Indonesian plan was $nil million (2008: $0.2 million, 2007: $0.2 million).

The estimated amounts of contributions expected to be paid to schemes during fiscal year 2010 is $1.9 million.

Actuarial gains and losses have been reported in the statement of recognised income and expense. The net cumulative amount after tax of actuarial losses recognised in the statement of recognised income and expenses is $37.2 million (2008: $35.2 million, 2007: $25.1 million), after tax effects of $11.8 million (2008: $11.0 million, 2007: $9.9 million).

The actual return on scheme assets was $9 million (2008: loss of $5.7 million, 2007: actual return of $3.4 million).

The major categories of plan assets at November 30, 2009 for each category are as follows:

As at November 30, 2009

(in $ millions)	Norway	United Kingdom	Total
Equity instruments	2.0	12.5	14.5
Bonds	11.4	3.8	15.2
Real estate	3.6	–	3.6
Other assets	3.8	(0.2)	3.6
Total	20.8	16.1	36.9

As at November 30, 2008
(in $ millions)	Norway	United Kingdom	Total
Equity instruments	0.8	8.7	9.5
Bonds	7.7	3.4	11.1
Real estate	2.1	–	2.1
Other assets	2.0	0.1	2.1
Total	12.6	12.2	24.8

Acergy	Annual Report and Financial Statements 2009

As at November 30, 2007

(in $ millions)	Norway	United Kingdom	Total
Equity instruments	12.2	15.2	27.4
Bonds	18.4	5.1	23.5
Real estate	6.3	–	6.3
Other assets	4.6	0.4	5.0
Total	41.5	20.7	62.2

The overall expected rate of return is a weighted average of the expected returns of the various categories of plan assets held. This takes into account the evaluation of the plans assets, the plans proposed asset allocation, historical trends and experience and current and expected market conditions.

The history of experience adjustments is as follows:
For the fiscal year (in $ millions)	2009	2008	2007
Present value of defined benefit obligations	61.6	42.8	110.2
Fair value of scheme assets	(36.9)	(24.8)	(62.2)
Deficit in the scheme	24.7	18.0	48.0
Experience adjustments on scheme liabilities	(10.0)	(1.3)	4.8
Experience adjustments on scheme assets	7.2	(8.7)	(0.1)
In accordance with the transitional provisions for the amendments to IAS19, Employee Benefits in December 2004, the disclosures above are determined prospectively from the date of transition to IFRS.
41. Deferred revenue
Revenue deferred relating to the Group’s obligations are as indicated:
As at November 30 (in $ millions)		2009	2008
Construction contracts (see Note 23)		241.2	245.8
Advances received from clients (see below)		38.6	59.8
Total		279.8	305.6
Construction contracts are the gross amount due to clients for contract work billed prior to progress of work performed. This is adjusted for estimated losses at completion.
Advances are amounts received before the related work is performed.
The total deferred revenue relates to periods not exceeding twelve months.
Advances received from clients are recognised as follows:
For the fiscal year (in $ millions)		2009	2008
Balance at December 1		59.8	31.6
Revenue deferred in respect of revenue booked in advance		19.2	59.8
Revenue recognised on discharge of obligation		(32.1)	(31.6)
Reclassified as held for sale		(8.3)	–
Balance at November 30		38.6	59.8

Financial Review and Statements:

Notes to the Consolidated Financial Statements continued

42. Cash flow from operating activities

For the fiscal year November 30 (in $ millions)	Notes	2009	2008	2007
Cash flows from operating activities:
Net income		265.7	307.2	134.5
Adjustments for:
Depreciation of property, plant and equipment	16	124.6	115.8	91.0
Net impairment of property, plant and equipment	16	12.8	(11.5)	0.3
Amortisation of intangible assets	15	2.0	0.2	0.3
Net impairment of intangible assets	15	2.8	–	–
Share in net income of associates and joint ventures	17	(49.0)	(63.0)	(31.5)
Mobilisation costs		4.5	2.4	2.6
Share based payments	39	5.2	3.9	4.2
Interest on convertible loan notes	31	29.5	28.4	27.1
Inventories written back/(written off)		0.3	0.9	(0.7)
Taxation		109.5	160.5	212.2
Losses/(gains) on disposal of property, plant and equipment		1.1	(5.4)	(13.6)
Foreign currency on liquidation of entities		–	0.3	1.4
		509.0	539.7	427.8

Changes in operating assets and liabilities, net of acquisitions:
Decrease/(increase) in inventories		2.4	(10.8)	(5.9)
Decrease/(increase) in trade and other receivables		160.1	(47.6)	(90.0)
Increase/(decrease) in accrued salaries and benefits		10.5	2.3	(5.2)
(Decrease)/increase in trade and other liabilities		(90.0)	238.0	(0.9)
Net realised mark-to-market hedging transactions		14.0	(14.9)	1.2
		97.0	167.0	(100.8)

Income taxes paid		(59.9)	(213.6)	(75.7)

Net cash generated from operating activities		546.1	493.1	251.3

43. Post balance sheet events

On December 16, 2009 the Group acquired Acergy Borealis, a state-of-the-art pipelay ship. This asset will be under construction until early 2012. Total costs are expected to be less than $500 million and will be funded entirely from the Company’s existing cash resources.

Subsequent to November 30, 2009, but prior to the adoption of the 2009 Long-Term Incentive Plan, and as an interim measure, the Company put in place the Special Incentive Plan 2009 (‘SIP 2009’), a cash-settled incentive plan designed to provide awards to selected executives and key employees, thus further aligning their interests with those of shareholders. Awards under the SIP 2009 are in the form of a cash bonus, payable in April 2012, of between zero and up to twelve months’ base salary, dependent on the average Acergy S.A. share price as quoted on the NASDAQ Global Select Market between January 1, 2012 and March 31, 2012. If the average share price over that period is $8.75 or less, no cash bonus will be payable. If the average share price over that period is $35.00 or more, a cash bonus equal to up to twelve months’ base salary will be payable. If the average share price over that period is between $8.75 and $35.00, a cash bonus equal to between zero and up to twelve months’ base salary will be payable, calculated on a straight-line basis pro rata to the share price. Awards under the SIP are capped at the equivalent of up to twelve months’ base salary. No other performance criteria apply.

At an Extraordinary General Meeting of Shareholders (‘EGM’) held on December 17, 2009, shareholders approved the Acergy S.A. 2009 Long-Term Incentive Plan (the ‘2009 LTIP’). The 2009 LTIP provides for whole share awards, which vest after three years, dependent upon certain performance conditions. Performance conditions are based on relative Total Shareholder Return (‘TSR’) against a relevant comparator group of 14 companies. Acergy would have to deliver TSR above the median for any awards to vest.

At the same EGM held on December 17, 2009, Dod Fraser was appointed an independent Non-executive Director of Acergy S.A. On February 11, 2009 the Board of Directors resolved to recommend to shareholders at the Annual General Meeting in May 2010, a dividend per common share of $0.23 (2008: $0.22). At an EGM held on February 16, 2010, shareholders approved changes to the Articles of Incorporation of Acergy S.A.

In January 2010 the vessel Acergy Falcon was damaged by fire while in dry dock. The damage to the vessel has been estimated to be $25 million, however further survey of damage is still being undertaken. All costs relating to the fire damage are expected to be recovered through insurance. There is not expected to be any impact on Acergy’s ability to meet its current and future project commitments.

Acergy	Annual Report and Financial Statements 2009

Additional Information

154 Special Note Regarding Forward Looking Statements
155 Selected Financial Data
158 Other Information
164 Investor Information
176 Key Investor Information and Contacts
178 Cross-reference to Form 20-F
180 Omitted

Financial Review and Statements:

Additional Information

Special Note Regarding Forward Looking Statements

Certain statements made in this Report and some of the documents incorporated by reference in this Report may include ‘forward-looking statements’ within the meaning of Section 27A of the Securities Act of 1933, as amended (the ‘Securities Act’), and Section 21E of the US Securities Exchange Act of 1934, as amended (the ‘Exchange Act’). These statements relate to our expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘project’, ‘should’, ‘seek’, and similar expressions.

These statements include, but are not limited to, statements as to:

•	the impact of the current economic climate on our clients’ behaviour, government regulations and our business and competitive position;

•	the expected execution and amount of projects in our backlog;

•	our outlook for 2010, including expected revenue and margins;

•	the expected completion date, estimated progress to completion, and estimated revenue on our projects;

•	the utilisation of our assets, including the expected date of delivery and intended uses of certain ships;

•	the expected growth in the industry in which we operate and our ability for growth over the medium term, including trends in the SURF market;

•	the expected demand for our products and services and factors affecting such demand;

•	the review of our corporate and entity structure;

•	our intention to maintain the focus on improving our control environment;

•	the expected amount and timing of any future dividend payments;

•	our planned capital expenditure, equity investments and resources for such future expenditure;

•	our reliance on and the expected relationship with certain clients, including negotiations regarding claims and variation costs;

•	the extent of our obligations under certain contingent liabilities;

•	the expected date and value of hedging transactions and future contractual obligations;

•	our business and financial strategies, including certain cost-reduction initiatives, and the expected impact thereof;

•	the adequacy of our insurance policies and indemnity arrangements;

•

the future level of activity expected in our joint ventures, the access to cash held by our joint ventures, and the potential liability for failure of our joint venture partners to fulfil their obligations;

•	foreign currency fluctuations;

•

changes or developments of different government regulations and the potential or expected effect on us or our clients, including our ability to operate under different tax regimes, adapt to changes in such tax regimes and ability to defend our tax positions in potential or ongoing investigations or audits;

•	our critical accounting policies and their effectiveness;

•	the potential judicial interpretation of our corporate governance documents;

•	anticipated future compliance with debt covenants; and

•	our ability to obtain funding from various sources and our expected use of cash and credit facilities.

Acergy	Annual Report and Financial Statements 2009

The forward-looking statements that we make reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, including those discussed in this Report under ‘Risks and Uncertainties’, ‘Financial review’ and the quantitative and qualitative information disclosures about Market Risk contained in Note 37 ‘Financial Instruments’ to the Consolidated Financial Statements. The following factors, and others which are discussed in our public filings with the US Securities and Exchange Commission (the ‘SEC’) including this Report, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: (i) our ability to deliver fixed price projects in accordance with client expectations and the parameters of our bids and avoid cost overruns; (ii) our ability to collect receivables, negotiate variation orders and collect the related revenue; (iii) our ability to recover costs on significant projects; (iv) capital expenditures by oil and gas companies; (v) the duration of the current global economic downturn and oil and gas prices; (vi) delays or cancellation of projects included in our backlog; (vii) competition in the markets and businesses in which we operate; (viii) prevailing prices for our products and services; (ix) the loss of, or deterioration in our relationship with, any significant clients; (x) the outcome of legal proceedings or governmental inquiries; (xi) uncertainties inherent in operating internationally, including economic, political and social instability, boycotts or embargoes, labour unrest, changes in foreign governmental regulations, corruption and currency fluctuations; (xii) liability to third parties for the failure of our joint venture partners to fulfil their obligations; (xiii) changes in, or our failure to comply with, applicable laws and regulations; (xiv) cost and availability of raw materials; (xv) operating hazards, including spills, environmental damage, personal or property damage and business interruptions caused by adverse weather; (xvi) equipment or mechanical failures which could increase costs, impair revenue and result in penalties for failure to meet project completion requirements; (xvii) the timely delivery of ships on order and the timely completion of ship conversion programmes; (xviii) the impact of accounting for projects on a ‘percentage-of-completion’ basis, which could reduce or eliminate reported profits; (xix) our ability to keep pace with technological changes; (xx) the effectiveness of our disclosure controls and procedures and internal controls over financial reporting; and (xxi) other factors which are described from time to time in our public filings with the SEC.

Many of these factors are beyond our ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Selected Financial Data

Basis of presentation

In this Report, the terms ‘we,’ ‘us,’ ‘our,’ ‘Group,’ ‘Company’ and ‘Acergy’ refer to Acergy S.A. and, unless the context otherwise requires, its consolidated subsidiaries. References to Acergy activities by years refer to fiscal years ended November 30. Our common shares are traded on the NASDAQ Global Select Market in the form of American Depositary Shares (‘ADSs’) (each ADS representing one common share) under the ticker symbol ‘ACGY’ and are listed on Oslo Børs under the ticker symbol ‘ACY.’

The selected consolidated financial data set forth below is for the four years ended, and as at, November 30, 2009, 2008, 2007 and 2006. The information for the three years ended, and as at, November 30, 2009, 2008 and 2007 is derived from our audited Consolidated Financial Statements included in this Report and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The information for the year ended and as at November 30, 2006 is unaudited and is prepared in accordance with US GAAP and is re-presented to reflect the ‘discontinued operations’ of Acergy Piper. Since the disposal of Acergy Piper, a semi-submersible pipe lay barge and our sole Trunkline business asset, which was completed on January 9, 2009, the results of the Trunkline business are required to be reported as ‘discontinued operations’ in all periods presented. For fiscal years 2009, 2008 and 2007 this has been done under IFRS. However, to report the discontinued operations for fiscal year 2006 and 2005 requires a re-presentation of the prior financial results as reported under US GAAP. In accordance with Instruction 2 to Item 3A of Form 20-F (as adopted by SEC Release No. 33-8879) the Group is omitting fiscal year 2005 from the selected financial data on the basis that the method of reporting and organisational structure in place during that year does not permit the preparation of data on a continuing operations basis without unreasonable effort or expense.

Financial Review and Statements:

Additional Information continued

The financial information presented below is only a summary and should be read together with our Consolidated Financial Statements.

For the fiscal year (in $ millions, except share data)	2009	2008	2007	2006
	IFRS	IFRS	IFRS	US GAAP (unaudited)
Consolidated Income Statement data:
Continuing operations:
Revenue	2,208.8	2,522.4	2,406.3	1,933.3
Operating expenses	(1,683.8)	(1,874.2)	(1,859.1)	(1,539.3)
Gross profit	525.0	648.2	547.2	394.0
Administrative expenses	(231.3)	(253.8)	(227.6)	(140.8)
Net other operating income/(expense)	–	3.4	0.4	(1.5)
Share of results of associates and joint ventures	49.0	63.0	31.5	–
Net operating income from continuing operations	342.7	460.8	351.5	251.7
Investment income	6.4	17.9	30.8	18.8
Other gains and losses	43.6	44.1	0.6	0.5
Finance costs	(31.4)	(30.5)	(39.0)	(4.2)
Income before taxes	361.3	492.3	343.9	266.8
Taxation	(102.8)	(162.6)	(215.1)	(65.6)
Income from continuing operations	258.5	329.7	128.8	201.2
Net income/(loss) from discontinued operations	7.2	(22.5)	5.7	42.8
Net income	265.7	307.2	134.5	244.0
Net income attributable to:
Equity holders of parent	245.0	301.4	127.3	236.7
Minority interest	20.7	5.8	7.2	7.3
	265.7	307.2	134.5	244.0

Earnings per share	$ per share	$ per share	$ per share	$ per share
Basic
Continuing operations	1.30	1.76	0.65	1.01
Discontinued operations	0.04	(0.12)	0.03	0.22
Net income	1.34	1.64	0.68	1.23
Diluted
Continuing operations	1.29	1.70	0.63	0.97
Discontinued operations	0.04	(0.11)	0.03	0.21
Net income	1.33	1.59	0.66	1.18

Acergy	Annual Report and Financial Statements 2009

For the fiscal year (in $ millions)	2009	2008	2007	2006
	IFRS	IFRS	IFRS	US GAAP (unaudited)
Consolidated Cash Flow Statement data:
Net cash generated from operating activities	546.1	493.1	251.3	38.2
Net cash used in investing activities	(100.4)	(286.7)	(220.8)	(117.3)
Net cash (used in)/provided by financing activities	(52.0)	(186.1)	(190.0)	468.8
Net increase/(decrease) in cash and cash equivalents	393.7	20.3	(159.5)	389.7

Other financial data:
Depreciation and amortisation expense from continuing operations	(126.5)	(108.0)	(83.5)	(53.4)
Depreciation and amortisation expense from discontinued operations	(0.1)	(8.0)	(7.8)	(5.2)
Impairment of intangible assets from continuing operations	(2.8)	–	–	–
Impairment of property, plant and equipment from continuing operations	(11.8)	(1.8)	(0.3)	(2.1)
Impairment of property, plant and equipment from discontinued operations	(1.0)	(1.0)	–	–
Reversal of impairment of property, plant and equipment from discontinued operations	–	14.3	–	–

As at November 30 (in $ millions, except for per share data)	2009	2008	2007	2006
	IFRS	IFRS	IFRS	US GAAP (unaudited)
Consolidated Balance Sheet data:
Non-current assets	1,090.1	1,139.3	1,025.1	828.5
Current assets	1,743.0	1,331.8	1,401.7	1,380,7
Total assets	2,833.1	2,471.1	2,426.8	2,209.2

Non-current liabilities	512.7	555.5	507.6	596.6
Current liabilities	1,221.2	1,114.2	1,100.2	912.9
Total liabilities	1,733.9	1,669.7	1,607.8	1,509.5
Total equity and liabilities	2,833.1	2,471.1	2,426.8	2,209.2
Total borrowings	415.8	419.3	389.8	507.1
Deferred tax assets	19.3	39.8	59.9	31.0
Deferred tax liabilities	49.9	56.1	35.6	13.5
Total equity	1,099.2	801.4	819.0	699.7
Issued share capital, excluding own shares but including paid in surplus	893.8	888.6	882.8	878.8
Issued share capital, including own shares and paid in surplus	671.2	659.2	771.6	846.5

Dividend per share (declared and paid)	0.22	0.21	0.20	–

Further details of this selected financial data can be found in the accounts and notes to the accounts on pages 92 to 152.

Financial Review and Statements:

Additional Information continued

Other Information

Significant subsidiaries

Significant subsidiaries (excluding joint ventures) are set out in the table below.

Company name	Country of incorporation	Percentage of ownership
Acergy Shipping Ltd	Isle of Man	100%
Acergy Norway AS	Norway	100%
Acergy France SA	France	100%
Acergy West Africa SASU	France	100%
Acergy Angola SA	France	100%
Acergy Treasury Limited	UK	100%
Class 3 Shipping Limited	Bermuda	100%

In addition, the Group has interests in a number of joint ventures, which are described in the ‘Financial Review – Investments in Associates and Joint Ventures’ on page 122.

Risks and insurance

The Group’s operations are subject to all the risks normally associated with offshore development and operations and could result in damage to or loss of property, suspension of operations or injury or death to employees or third parties. The Group believes it insures assets at appropriate levels, subject to appropriate self-insured deductibles. Such assets include all capital items such as ships, major equipment and land-based property. The determination of the appropriate level of insurance coverage is made on an individual asset basis taking into account several factors, including the age, market value, cash flow value and replacement value of the asset in hand.

The Group’s operations are conducted in hazardous environments where accidents involving catastrophic damage or loss of life could result, and litigation arising from such an event may result in the Group being named a defendant in lawsuits asserting large claims. The Group insures itself against liability arising from its operations, including loss of or damage to third-party property, death or injury to employees and/or third parties, statutory workers’ compensation protection and pollution. However, there can be no assurance that the amount of insurance the Group carries is sufficient to protect fully in all events and a successful liability claim for which it is under-insured or uninsured could have a material adverse effect. See Risk Factors on page 43. The Group is exposed to substantial hazards, risks and delays that are inherent in the offshore services business for which liabilities may potentially exceed its insurance coverage and contractual indemnity provisions.

Government regulations

The Group is subject to international conventions and governmental regulations that strictly regulate various aspects of its operations. The maritime laws and the health and safety regulations of the jurisdictions in which the Group operates govern operations in these areas. A system of management policies and procedures, which describes all business processes, is designed to meet best practice and covers all legislative requirements in the jurisdictions in which the Group operates. In addition, the guidelines set by the International Marine Contractor Association are closely followed.

The International Maritime Organisation has made the regulations of the International Safety Management (‘ISM’) Code mandatory. The ISM Code provides an international standard for the safe management and operation of ships, pollution prevention and certain crew and ship or barge certifications. The Group believes that it is in compliance with these standards to the extent they are applicable to its operations.

Compliance with current health, environmental, safety and other laws and regulations is a normal part of the business. These laws change frequently and the Group incurs costs to maintain compliance with such laws. Although these costs have not had a material impact on its financial condition or results of operations in recent years, there can be no assurance that they will not have such an impact in the future. Moreover, although it is the Group’s objective to maintain compliance with all such laws and regulations applicable to the Group, there can be no assurance that all material costs are avoided, liabilities and penalties imposed as a result of governmental regulation in the future.

In addition, the Group is required by various governmental and other regulatory agencies, including the agencies referred to above, to obtain certain permits, licenses and certificates with respect to its equipment and operations. The permits, licenses and certificates required in its operations depend upon a number of factors but are normally of a type required of all operators in a given jurisdiction. The Group believes that it has or can readily obtain almost all permits, licenses and certificates necessary to conduct its operations.

Some countries require that the Group enters into joint venture or similar business arrangements with local individuals or businesses in order to conduct business in such countries.

The Group’s operations are affected from time to time and to varying degrees by political developments and federal and local laws and regulations. In particular, oil and gas production operations and economics are affected by price control, tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. Such developments directly or indirectly may affect the operations of the Group and those of its clients.

Acergy	Annual Report and Financial Statements 2009

The Group conducts business in certain countries known to experience governmental corruption. Although it is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that employees or representatives may take actions that violate either the US Foreign Corrupt Practices Act or legislation promulgated pursuant to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable laws and regulations. Such violations could result in monetary or other penalties against us or our subsidiaries and could damage our reputation and, therefore, our ability to do business, see ‘Risks and Uncertainty – Financial and Compliance Risks.

Inspection by a classification society and dry-docking

The hull and machinery of most of the Group’s ships must be ‘classed’ by a classification society authorised by its country of registry. The classification society certifies that the ship is safe and seaworthy in accordance with the classification rules as well as with applicable rules and regulations of the country of registry of the ship and the international conventions of which that country is a member. Those of our ships that are not required to be classed comply with applicable regulations.

Each classed ship is inspected by a surveyor of the classification society. A visual inspection is carried out annually to ascertain the general condition of the ship or relevant items. Intermediate surveys are carried out at the second or third annual survey. This intermediate survey includes a visual inspection of the hull structure, machinery and electrical installations and equipment. Renewal surveys, which involve a major inspection of the hull structure, machinery installations and equipment, are carried out at five-year intervals. A classed ship is also required to be dry-docked at least once every five years for inspection of the underwater parts of the ship. For example, in fiscal year 2008 Acergy Polaris was dry docked for seven months because it was 30 years old. As a general policy, the Group dry-docks the classed ships for intermediate inspection every 30 months. Should any non-compliance be found, the classification society surveyor will issue its report as to appropriate repairs, which must be made by the ship owner within the time limit prescribed. Insurance underwriters make it a condition of insurance coverage that a classed ship is ‘in class,’ and all of our ships meet that condition as at November 30, 2009.

Employees

The Group’s workforce varies based on the workload at any particular time. The following table presents the breakdown of permanent and temporary employees by region as at November 30, 2009, 2008 and 2007 respectively:

As at November 30	2009 Permanent	2009 Temporary		2008 Permanent	2008 Temporary	2007 Permanent	2007 Temporary
Acergy AFMED	1,384	1,408		1,578	1,133	3,001	284
Acergy NEC	703	43		815	122	849	335
Acergy NAMEX	111	–		166	10	160	10
Acergy SAM	765	19		680	51	752	69
Acergy AME	165	94		228	109	272	155
Acergy CORP	1,279	414		1,185	367	603	393
Total	4,407	1,978	(a)	4,652	1,792	5,637	1,246

(a) The average number of temporary employees for fiscal year 2009 was 1,808

A significant number of employees are represented by labour unions. As part of the normal course of business, a number of union agreements came up for annual renegotiation in 2009. The Group believes that it maintains a good relationship with all employees and their unions. In addition, many workers, including most divers, are hired on a contract basis and are available on short notice.

The decrease in permanent and temporary employees in our Acergy NEC, Acergy NAMEX and Acergy AME reflects a lower activity level in those regions. In fiscal year 2009, where possible, the Group has significantly reduced the use of temporary personnel to enable as many permanent staff as possible to be retained. The employment levels in our Acergy AFMED and Acergy SAM are broadly unchanged from previous year.

Supplies and raw materials

The Group generally does not manufacture the components used in the offshore services that it provides, but rather procures and installs equipment manufactured or fabricated by others. The Group fabricates structures using components and equipment it procures, and this work is performed at its fabrication yard located in Warri (Nigeria) and subsidiary Sonamet’s yard in Lobito (Angola).

The procurement of goods and services represents a significant proportion of annual operating costs and has a direct impact on overall financial performance. When procuring supplies and raw materials the Group’s goal is therefore to take the following principles into consideration:

•In placing a commitment with a supplier or subcontractor, the Group tries to secure the best commercial and operational arrangement, taking into account the costs, payment terms and risks, such as technical, quality, health, safety and environmental management, reliability, lead times and confidence of supply.

•The Group operates as one organisation and leverages, whenever it can, combining knowledge, relationships, networks and buying power.

Financial Review and Statements:

Additional Information continued

•	The procurement process is executed in accordance with our policies and procedures and adheres to the Code of Business Conduct.

•

The Group actively develops and manages relationships with suppliers and subcontractors. The Group believes that strong relationships with vendors are key to gaining a competitive advantage as well as ensuring that their delivery goals are aligned with the needs of the business.

Marketing

Marketing of the Group’s services is performed through the regional offices. The Group’s marketing strategy is focused on ensuring that the Group is invited to bid on all projects that are consistent with the Group’s strategy, and where competitive advantage on the basis of the ship ownership, fabrication capacity, engineering excellence or technological specialisation exists. The Group uses its industry know-how and relationships with clients to ensure the Group is aware of all projects in the markets that fit these criteria.

Most of the Group’s work is obtained through a competitive tendering process. When a target project is identified by the marketing teams, the decision to prepare and submit a competitive bid is taken by regional and corporate management.

Clients

In fiscal year 2009, the Group had 40 clients worldwide, of which 25 were major national and international oil and gas companies. The level of construction services required by any particular client depends on the size of that client’s capital expenditure budget devoted to construction plans in a particular year. Consequently, clients that account for a significant portion of contract revenue in one fiscal year may represent an immaterial portion of contract revenue in subsequent fiscal years. In fiscal year 2009, ExxonMobil, Statoil and Chevron Texaco accounted for 25%, 15% and 8% of the revenue from continuing operations respectively. In 2008, ExxonMobil, Statoil and Chevron Texaco accounted for 28%, 12% and 9% of the revenue from continuing operations, respectively. During fiscal years 2009 and 2008, the ten largest clients accounted for 75% and 77%, respectively of our revenue from continuing operations, and over that period six clients, Total, Statoil, Petrobras, ExxonMobil, Chevron Texaco and Shell consistently numbered among the ten largest clients. The business typically involves a relatively concentrated number of significant projects in any year. Consequently, the Group expects that a limited number of clients will account for significant portions of the revenue in any year. For further details, see Note 20 ‘Trade and other receivables’ and Note 37 ‘Financial Instruments’ to the Consolidated Financial Statements.

Competition

The offshore contracting business remains highly competitive, in particular due to reduced demand in light of the current market conditions and because the process of awarding a number of major projects has been delayed, particularly in West Africa, primarily due to uncertain political and economic conditions in the region over the last few years. The contract price is still the primary factor in determining which qualified contractor with available equipment will be awarded a contract. Clients also consider other criteria in their evaluations, such as the availability and technical capabilities of equipment and personnel, efficiency, condition of equipment, safety record and reputation. Furthermore, a local presence and a guaranteed minimum percentage of local content is a very important factor with a significant political value.

The Group’s ships are specialised and have few alternative uses and, because of their nature and the environment in which they work, have relatively high support costs whether operating or not. Because these costs are fixed, and in order to avoid additional expenses associated with temporarily idle ships, the Group may choose to bid for projects at lower margins depending on the prevailing contractual rates in a given region.

The Group considers itself one of only four global companies including Saipem, Technip and Subsea 7 capable of providing a wide range of offshore services on a worldwide basis in the major offshore oil and gas producing regions. Competition in the SURF market comprises six other main competitors besides the above global players (in no particular order): Helix, Allseas, Global Industries, JR McDermott, Seastream and Heerema. The Group faces strong competition from these offshore contractors. The Group also faces competition from smaller regional competitors and less integrated providers of offshore services. A number of contractors as well as pure ship owners have placed orders for additional ships capable of working in the SURF market which might cause an excess of supply and the demand for services may be adversely affected. The Group expects that any increase in demand may be met quickly by new ships being deployed in the future. In addition, all companies today are facing a scarcity of human resources to support tender activities and project execution.

Acergy	Annual Report and Financial Statements 2009

Health, safety, environmental and security management

The Group conducts business in accordance with a well-defined set of processes, which comply with the International Management Code for the Safe Operation of Ships and for Pollution Prevention. Health, Safety, Environmental and Security philosophy is based on the international standards of OHSAS 18001 for occupational health and safety, ISO 14001 for environmental management and international best practice, government and industry standards for security. This ‘Management System’ is supported by management’s commitment, personal accountability, training, fairness and the measurement and analysis of performance measures. The Management System is designed to ensure that the employees and everyone the Group works with remains safe and healthy, that it effectively manages its environmental aspects and limits the damage to or loss of property and equipment. Each manager is responsible for taking the necessary steps to create and maintain a culture of continuous improvement.

The Management System also provides the necessary instructions, procedures and guidelines encompassing all areas of the Group’s operations to assure the quality of services to clients. The Group maintains a stringent quality assurance programme throughout the organisation in accordance with ISO 9001 2000, an international standard established by the International Organisation for Standardisation to certify quality assurance systems. The Group has introduced the Total Acergy Quality Leadership initiative to further drive the total quality management process across the organisation. Each segment has dedicated professional health, safety, environmental and quality assurance staff, who are responsible for overseeing and supporting the projects in that particular segment.

Intellectual property

The Group holds a number of patents, trademarks, software and other intellectual property to support its engineering and operational activities. As at November 30, 2009, 86 patents were in force in 24 countries, and the Group currently has a portfolio of 164 additional developments under patent application. A limited number of our patents are held in common with other industrial partners. The Group also conducts some of its operations under licensing agreements allowing it to make use of specific techniques or equipment patented by third parties. The Group does not consider that any one patent or technology represents a significant percentage of revenue.

The Group’s research and development programmes are focused on the requirements of clients, who are constantly seeking to develop oil and gas reserves in deeper waters, and on increasing the efficiency of offshore equipment and operations. The Group runs research and development programmes aimed at developing new technologies and extending existing technologies for the installation, repair and maintenance of offshore structures, particularly underwater pipelines and risers. The Group’s research and development activities are typically carried out internally using both dedicated research personnel and as part of specific offshore construction projects. External research and development is performed either through strategic technological alliances or via joint industry collaborative projects, where appropriate. The expenditures on Group-sponsored research and development, excluding programmes undertaken as part of specific offshore construction projects were approximately $6.2 million in fiscal year 2009 (2008: $6.8 million, 2007: $4.2 million).

Description of property

The Group operates a fleet of highly specialised ships, barges and unmanned underwater Remotely Operated Vehicles (‘ROVs’), deployed in the world’s major offshore oil and gas exploration regions. Key assets, as at November 30, 2009, include:

•3 subsea construction ships;

•7 flexible pipelay ships;

•4 inspection, repair maintenance and survey ships;

•1 heavy lift and pipelay ship (operated by SapuraAcergy);

•1 heavy lift barge (operated by SHL);

•3 rigid pipelay ships/barges;

•9 cargo barges; and

•31 work class and observation ROVs.

Financial Review and Statements:

Additional Information continued

Major assets

The following table describes the major assets as at November 30, 2009:

Name	Capabilities	Year built/ major upgrade	ROVs	Length overall (metres)	Owned/ Chartered
Acergy Harrier	Subsea construction	1985	1	84	Owned
Acergy Hawk	Subsea construction	1978	–	93	Owned
		1984/1992/
Acergy Osprey	Subsea construction	1996/2003	1	102	Owned
	Flexible flowline lay, multi-purpose
Acergy Eagle	subsea construction	1997	2	140	Owned
Acergy Legend	ROV support, subsea construction	1985/1998	2	73	Owned
Acergy Discovery	Flexible flowline lay, subsea construction	1990	1	120	Owned
		1982/1994/
Acergy Condor	Flexible flowline and umbilical lay	1999/2002	2	141	Owned
		1976/1995/
Acergy Falcon	Rigid and flexible flowline and umbilical lay	1997/2001	2	162	Owned
Toisa Proteus	Flexible flowline and umbilical lay	2002	2	132	Chartered(a)
Polar Queen	Flexible flowline and umbilical lay	2001/2007	2	146	Chartered(b)
Pertinacia	Flexible flowline and umbilical lay	2003/2007	2	130	Chartered(c)
		1979/1991/1996/
		1999/2002/2003/2006/
Acergy Polaris	Deepwater derrick/pipelay barge	2008	2	137	Owned
Far Saga	ROV support, subsea construction	2001	2	89	Chartered(d)
	Pipeline inspection, ROV survey and ROV light
Acergy Petrel	intervention activities	2003	1	76	Owned
	Pipeline inspection, ROV survey and ROV light
Acergy Viking	intervention activities	2007	1	98	Chartered(e)
Stanislav Yudin	Heavy lift, 2,500-tonne crane	1985	–	183	Chartered(f)
Acergy Orion	Pipelay barge	1977/1984/1997	–	85	Owned
Skandi Acergy	Construction ship with an ice-class hull	2008	2	157	Chartered(g)
Sapura 3000	Deep water construction ship	2008	2	151	Owned(h)

(a)	Chartered from TOISA Limited for three years beginning May 2007.
(b)	Chartered from GC Rieber Shipping Ltd for six years beginning in 2006 with two renewal options at the end of 2012, one for three years and the other for one year.
(c)	Chartered from Elettra TLC SpA for six years with a possible extension upon mutual agreement in 2013.
(d)	Chartered from Farstad Supply A.S. beginning 2002 until 2010 with one two-year option to extend.
(e)	Chartered from Eidesvik Shipping A.S. for eight years beginning December 2007 with ten annual options to extend until the end of 2027.
(f)	Chartered to SHL, a joint venture, by a subsidiary of Lukoil Kaliningradmorneft plc through her economic life.
(g)	Chartered from DOFCON ASA August 8, 2008 until August 2016 with four renewal options at the end of 2016, two for two years and the other two for one year.
(h)	Owned and jointly operated by the joint venture, SapuraAcergy.

In December 2009 the Group acquired Acergy Borealis, a state-of-the-art pipelay ship, which is a DP3 dynamic positioning vessel equipped with a 5,000 tonne crane. Acergy plans to install a 1,000 tonne J-Lay Tower and state of the art 600 tonne S-Lay equipment. It will also be fitted with a range of support systems and construction equipment for worldwide deepwater and harsh environment operations. Final completion and operational delivery of the ship is scheduled for 2012. Total costs, upon delivery, are expected to be less than $500 million, including $260 million relating to the acquisition of the ship and delivery as per the original design. The investment will be funded entirely from the Group’s existing cash resources.

The environmental regulations which affect the utilisation of the assets listed above are described in ‘Additional Information – Government Regulations.’

For a discussion of ship utilisation, see ‘Financial Review – Factors Affecting the Business Results – Ship Utilisation.’

Acergy	Annual Report and Financial Statements 2009

Other properties As at November 30, 2009 the Group owned or leased real estate properties to conduct its business as described below:
Location	Function	Office space (square metres)	Work or storage space or land (square metres)	Status
Hammersmith, England, UK	Principal executive offices	1,393	–	Leased
Hammersmith, England, UK	Offices	566	–	Leased
Aberdeen, Scotland, UK	Office, workshop, storage and sport & leisure	19,150	12,695	Leased
East Kalimantan, Indonesia	Office, workshop and storage	7,185	–	Owned(a)
Houston, Texas	Offices	5,203	4,000	Leased
Lagos, Nigeria	Offices	1,820	–	Leased
Warri, Nigeria	Offices, fabrication and storage	1,765	222,582	Leased
Pointe Noire, Congo	Offices and storage	1,300	–	Leased
Lobito, Angola	Offices, fabrication and storage	5,945	554,431	Leased
Luanda, Angola	Offices and storage	844	10,200	Leased
Madeira Island, Portugal	Office	152	–	Leased
Newfoundland, Canada	Office	978	–	Leased
New Orleans, Louisiana	Offices, workshop and fabrication	134	52,609	Owned(b)
Perth, Australia	Offices	1,138	–	Leased
Port Gentil, Gabon	Offices, work space and land	1,793	–	Owned
Ntchengue yard, Gabon	Offices and storage	790	16,954	Owned
Ntchengue yard, Gabon	Yard		413,517	Leased
Rio de Janeiro, Brazil	Offices	297	–	Owned
Rio de Janeiro, Brazil	Offices	1,349	–	Leased
Macae City, Brazil	Offices, workshop, fabrication and storage	2,508	14,112	Owned
Singapore	Offices, workshop and storage	1,630	1,879	Leased
Stavanger, Norway	Offices	12,869	–	Leased
Suresnes, France	Offices	21,548	–	Leased

(a)The office, workshop and storage in East Kalimantan, Indonesia, as at November 30, 2009 were classed as an asset held for sale and are expected to be sold in fiscal year 2010.

(b)The offices, workshop and fabrication in Louisiana as at November 30, 2009 were classed as an asset held for sale and sold in December 2009.

The Group believes that its current facilities are adequate to meet the requirements of its present and foreseeable future operations.

Financial Review and Statements:

Additional Information continued

Investor Information

Overview

We are a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex, projects in harsh and challenging environments.

Our vision is to be acknowledged by our clients, our people, and our shareholders, as the leader in seabed-to-surface engineering and construction. We operate internationally as one Group – globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions.

We are more than solution providers; we are solution partners – ready to make long-term investments in our people, assets, know-how and relationships in support of our clients. We specialise in creating and applying innovative and efficient solutions in response to the technical complexities faced by our oil and gas Clients as they explore and develop offshore production fields in increasingly deepwater and more challenging environments. In doing so, we provide services and products that add value for our clients throughout the entire life cycle of offshore oil and gas field exploration, development and production.

Service capabilities

We divide our business into the following principal service capabilities:

•

Subsea, Umbilicals, Risers and Flowlines (‘SURF’): This comprises the engineering, procurement, installation and construction work relating to oil and gas fields that are developed subsea, in which the production wellhead is on the seabed, usually in deepwater or harsh and challenging environments. This includes large multi-year, often Engineering, Procurement, Installation and Commissioning (EPIC) projects encompassing pipelay, riser and umbilical activities of a complete field development, tieback projects, involving pipelaying, umbilical installation and, in some cases, trenching or ploughing, to connect a new or additional subsea development to an existing production facility. The installations of jumpers and spool pieces, as well as ‘hot-tapping’ including hyperbaric welding, are also typical SURF activities. This capability also includes construction and diving support ship charters and rental of equipment including construction support Remote Operating Vehicles (ROVs).

•	Survey / Inspection, Maintenance and Repair

–	Inspection, Maintenance and Repair (‘IMR’): We provide a comprehensive range of subsea inspection, maintenance and repair services to keep oil and gas fields worldwide producing at optimum capacity. Our services include platform surveys, debris removal and pipeline inspections using both divers and/or ROV inspection on producing oil and gas field infrastructure, as a regular activity throughout the life of the offshore field. We have a number of ongoing long-term maintenance contracts with leading operators, and also provide on demand call-out services where required.

–	Survey: We provide comprehensive support for both external clients and internal projects in the fields of construction support, platform and pipeline inspection and seabed mapping using specialised Survey ships and Survey ROVs. The construction support activities include pre-lay, as-laid and as-trenched surveys, spool metrology, deepwater positioning and light installation works. Platform inspection is performed both underwater and on topsides.

•

Conventional: Our deepwater expertise is complemented by conventional construction skills and capabilities that help our clients solve complex hydrocarbon extraction and field development problems, together with our hook-up and pipeline installation tie-ins expertise. This comprises engineering, construction, installation and refurbishment activities relating to shallow water platforms attached to the seabed and their associated pipelines. Conventional projects involve shallow water activities and proven technology, typically under long-term contracts or EPIC projects. Conventional activities include the design, construction and installation of fixed platforms. We also provide, in certain locations, fabrication of platform jackets and topsides providing strong links with local communities and increased local employment in these countries.

Organisation and register

Acergy S.A. is a ‘Société Anonyme Holding,’ organised in the Grand Duchy of Luxembourg under the Company Law of 1915, as amended. We were incorporated in Luxembourg in 1993 as the holding company for all of our activities.

Our registered office is located at 412F, route d’Esch, L-2086 Luxembourg and we are registered in the Companies’ Register of the Luxembourg District Court under the designation R.C. Luxembourg B 43172.

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

Acergy	Annual Report and Financial Statements 2009

History and development of Acergy

A publicly traded company since May 1993, we were established through the merger of the businesses of two leading diving support services companies, Comex Services S.A. and Stolt-Nielsen Seaway A/S, which were acquired by Stolt-Nielsen S.A. (‘SNSA’) in separate transactions in 1992. At the time of acquisition, Comex Services S.A. was a leading worldwide subsea services contractor, which pioneered deepwater saturation diving and subsea construction using both manned and unmanned techniques. Stolt-Nielsen Seaway A/S operated principally in the North Sea and pioneered the development and use of specially designed, technologically sophisticated diving support ships and ROVs to support operations in hostile deepwater environments.

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

On November 27, 2008 the decision was taken to dispose of our Trunkline business, which was a non-core business segment consisting solely of Acergy Piper and was hence classified as discontinued operations for fiscal year 2008 and restated for fiscal year 2007. The sale of Acergy Piper to Saipem (Portugal) Comercio Maritimo S.U. Lda was completed on January 9, 2009 for a sales consideration of $78.0 million.

On July 23, 2009 the Group entered into a sale agreement to dispose of 19% of its ownership interest in Sonamet and Sonacergy. Sonamet operates a fabrication yard for clients, including Acergy, operating in the offshore oil and gas industry in Angola. Sonacergy provides overseas logistics services and support to Sonamet. This will result in a reduction of the 55% ownership interest the Group held in each at November 30, 2009 to 36%. The finalisation of this sale is conditional upon the completion of certain conditions precedent, which were outstanding at November 30, 2009. Completion of this sale is expected to occur in 2010.

On December 16, 2009 we announced the acquisition of Acergy Borealis, a pipelay ship for operations in deepwater, currently being built at the Sembawang Shipyard in Singapore. Final completion and operational delivery of this ship is scheduled for the first half of 2012.

Corporate Governance requirements

As a company incorporated in Luxembourg, and quoted on both the NASDAQ Global Select Market and Oslo Stock Exchanges, Acergy is subject to a number of different laws and regulations with respect to corporate governance. A key corporate governance activity undertaken by the Group concerns compliance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002, which is applicable to all companies listed on a U.S. national securities exchange and enforced by the U.S. Securities and Exchange Commission (SEC). The Group is committed to achieving high corporate governance standards at all times. We believe the observance of those standards is in the best interest of all stakeholders.

The Group acknowledges the division of roles between shareholders, the Board and the Corporate Management Team. The Company further ensures good governance is adopted by holding regular Board meetings which the Corporate Management Team attend to present strategic, operational and financial matters.

We are subject to the NASDAQ Listing Rule 5600 series establishing certain corporate governance requirements for companies listed on the NASDAQ Global Select Market. Pursuant to NASDAQ Listing Rule 5615(a)(3), as a foreign private issuer we may follow our home country corporate governance practices in lieu of the requirements of the Rule 5600 series, provided that we (i) comply with certain mandatory sections of the Rule 5600 series, (ii) disclose each other requirement of Rule 5600 that we do not follow and describe the home country practice followed in lieu of such other requirement and (iii) deliver a letter to NASDAQ Global Select Market from our Luxembourg counsel certifying that the corporate governance practices that we do follow are not prohibited by Luxembourg law. Our independent Luxembourg counsel has certified to NASDAQ Global Select Market that our corporate governance practices are not prohibited by Luxembourg law.

The requirements of the Rule 5600 series and the Luxembourg corporate governance practices that we follow in lieu thereof are described below:

•Rule 5605(e)(1) requires that if there is a Nomination Committee, it be comprised solely of Independent Directors, as such term is defined in NASDAQ Listing Rule 5605(a)(2). In lieu of the requirements of Rule 5605(e)(1), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the Nomination Committee. As of the date of this report, each of our governance and Nomination Committee members, except Tom Ehret, satisfied the independence requirements established by the NASDAQ Listing Rules.

•Rule 5605(c)(2)(A) requires that the Audit Committee has at least three members, each of whom, among other things, must be independent as defined under NASDAQ Listing Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Exchange Act. In lieu of the requirements of Rule 5605(c)(2)(A), we follow generally accepted business practices in Luxembourg, which do not have rules governing the composition of the Audit Committee. Notwithstanding the foregoing, as of the date of this report each of our Audit Committee members satisfied the independence criteria under Rule 10A-3(b)(1) of the Exchange Act.

Financial Review and Statements:

Additional Information continued

•

Rule 5605(b)(2) requires regularly scheduled meetings at which only independent Directors, as defined in NASDAQ Listing Rule 5605(a)(2), are present (‘executive sessions’). In lieu of the requirements under Rule 5605(b)(2), we follow generally accepted business practices in Luxembourg, which do not have rules requiring regularly scheduled executive sessions and therefore permit the attendance at such ‘executive sessions’ of Directors that are not independent. Notwithstanding the foregoing, as of the date of this report, each of our Directors attending ‘executive sessions’ satisfied the independence requirements established by the NASDAQ Listing Rules.

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

Articles of Incorporation

Set forth below is a description of the material provisions of our Articles of Incorporation and the Luxembourg Company Law. At the Extraordinary General Meeting on February 16, 2010 the shareholders approved the recommendation made by the Board of Directors with respect to the adoption of amended Articles of Incorporation. The amendment of the Articles reflected changes in legislation and removed restrictions which previously applied to shareholdings, and which were not in conformity with current law or practice.

The following summary is qualified by reference to the Articles of Incorporation as amended on February 16, 2010 and applicable Luxembourg law.

Objective and purposes

Article 3 of the Articles of Incorporation sets forth our objective as a holding company, namely to invest in subsidiaries which will provide subsea construction, maintenance, inspection, survey and engineering services, predominantly for the offshore oil and gas industry. More generally, it may participate in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or by other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses which we will administer and exploit; we may lend or borrow with or without security, provided that any money so borrowed may only be used for the purposes of Acergy or companies that are subsidiaries of or associated with or affiliated with Acergy; and in general to undertake any operations directly or indirectly connected with such objects as permitted by the Luxembourg Holding Company Law of 1929.

Following shareholder approval on February 16, 2010, Article 3 contains an additional provision requiring the Company to pursue the above objective within the limits set out by the Holding Company Law of 1929. This additional provision will remain in force until the earlier of (i) midnight on December 31, 2010 or (2) the relinquishing of the special regime provided by the Holding Company Law of 1929 pursuant to a decision by the Board of Directors, duly authorised by shareholders. The Board of Directors is authorised to delete this additional provision following the occurrence of either of these two events.

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

Acergy	Annual Report and Financial Statements 2009

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

Authorised shares

Our authorised share capital consists of 230,000,000 common shares, par value $2.00 per share. According to our Articles of Incorporation, our Board of Directors, or delegate(s) duly appointed by our Board of Directors, are authorised to issue additional common shares, at such times and on such terms and conditions, including issue price, as our Board of Directors or its delegates may in its or their discretion resolve, up to a maximum of 230,000,000 common shares (less the amount of common shares already issued at such time), par value $2.00 per share. When doing so, our Board of Directors may suppress the preferential subscription rights of our existing shareholders to the extent it deems advisable. This authorisation granted to the Board of Directors shall lapse five years after publication of the amendment of our Articles of Incorporation in the Luxembourg Official Gazette-Memorial C. The amendments of the Articles of Incorporation regarding the above quoted authorised capital were approved at the Extraordinary General Meeting of shareholders held on August 4, 2009 and publication of such amendment in the Official Gazette occurred on September 3, 2009. From time to time we take such steps that are required to continue the authorised capital in effect.

The Articles of Incorporation require all shares to be issued in registered form. All shares, when issued, were fully paid and non-assessable.

According to our Articles of Incorporation, there are also authorised 1,500,000 class A shares, par value $2.00 per share. Such Class A shares have been authorised for the sole purpose of options granted under an earlier stock option plan under which options are still outstanding, and may not be used for any other purpose. The rights, preferences and priorities of such class A shares are set forth in our Articles of Incorporation. All such class A shares shall convert to common shares immediately upon issuance. The maximum amounts of shares to be issued under this authorisation are included in the above noted maximum amount of common shares to be issued. Such authorised class A shares shall exist only until December 31, 2010 and shall expire, without further action, on such date.

Authority to acquire own shares (Treasury Shares)

At the Annual General Meeting held on May 15, 2006, the Board of Directors was granted a standing authorisation to acquire our own shares for a maximum aggregate consideration of $300 million. The Board of Directors authorisation is not limited to a certain amount of common shares. However, Luxembourg Company Law generally requires that we do not hold more than 10% of our own shares. Furthermore, we may not purchase our own shares if and to the extent that this will reduce our net assets below the aggregate of our share capital and legal reserve. On September 11, 2006, the Group announced the commencement of its share buyback programme up to a maximum of 10% of the Company’s issued share capital, pursuant to the aforementioned authorisation. This authorisation was reaffirmed at the Annual General Meeting of shareholders held on May 25, 2007 and we, or any wholly owned subsidiary, were authorised to acquire common shares from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors, provided such purchases are in conformity with Luxembourg Company Law. The authorisation was granted for purchases completed on or before August 31, 2009.

At the Annual General Meeting on May 22, 2009, the Board of Directors acquired another shareholder approval to renew the authority to buy back shares within the limit of the 230,000,000 authorised share capital. The authorisation was granted for purchases completed on or before August 31, 2010. Pursuant to the share buyback programme, the Group repurchased 914,800 common shares for a total consideration of $16.5 million during fiscal year 2006. During fiscal year 2007 the Group repurchased 8,098,625 common shares for a total consideration of $146.8 million. The share buyback programme was completed during fiscal year 2008 during which the Group repurchased 6,374,100 common shares for a total consideration of $138.3 million. 11,746,930 own shares were held by Acergy S.A. and indirectly by a wholly-owned subsidiary and these shares are currently retained as treasury shares. These treasury shares represent 6.03% of the number of issued shares.

Under applicable provisions of the Luxembourg Company Law, the common shares repurchased pursuant to the share buyback programme are held as treasury shares, meaning that these shares remain issued but are not entitled to vote. Further, in computing earnings per common share, these shares are not considered part of outstanding common shares. The cost of these shares is being accounted for as a deduction from shareholders’ equity.

For more information relating to our share buyback programme and repurchases made there under, please see Note 27 ‘Own Shares’ to the Consolidated Financial Statements.

Financial Review and Statements:

Additional Information continued

Authority to cancel treasury shares

At the Extraordinary General Meeting on August 4, 2009, the Board of Directors was granted authorisation to cancel shares which have been bought back or which may be bought back from time to time by the Company or any indirect subsidiary thereof as the Board of Directors sees fit an to make all consequential changes to the Articles of Incorporation to reflect the cancellation in the number of issued common shares.

Preferential subscription rights (pre-emptive rights)

As a general rule, shareholders are entitled to preferential subscription rights under Luxembourg law in respect of the issuance of shares for cash. When issuing new shares out of the total authorised shares, the Board of Directors may, however, suppress the preferential subscription rights of shareholders to the extent it deems advisable. As a general rule, shareholders are entitled to pre-emptive rights under Luxembourg law in respect of the issuance of shares for cash, unless the Articles of Incorporation provide otherwise. Our Articles of Incorporation, as amended following the shareholder approval at the Extraordinary General Meeting on August 4, 2009 and published on September 3, 2009, authorise the Board of Directors to deny shareholders’ pre-emptive rights for a period of five years and the Board of Directors has done so with respect to all authorised but unissued common shares. Upon the expiration of authorised but unissued shares as described above, the suppression of pre-emptive rights will also terminate and shareholders will be entitled to pre-emptive rights once again unless the Board of Directors recommends denying further such rights and such recommendation is approved by the shareholders. As a result, common shares will be entitled to pre-emptive rights after September 3, 2014. The authorisation by our Articles of Incorporation to issue new shares out of the total authorised shares granted to the Board of Directors will remain in effect until September 3, 2014. Upon the expiration of this authorisation, the suppression of preferential subscription rights will also terminate and shareholders will be entitled to preferential subscription rights once again.

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

Dividends

Interim dividends can be declared in any fiscal year by the Board of Directors. Interim dividends can be paid, but only six months after the close of the preceding fiscal year and after the prior year’s financial statements have been approved by the shareholders at a general meeting.

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

Luxembourg law authorises the payment of stock dividends if sufficient surplus exists to pay for the par value of the shares issued in connection with any stock dividend.

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

Acergy	Annual Report and Financial Statements 2009

Liquidation preference

Under the Articles of Incorporation, in the event of liquidation, all debts and obligations must first be paid, and thereafter all remaining assets are to be paid to the holders of common shares.

Restrictions on shareholders

Our Articles of Incorporation provide that in recognition of the fact that certain shareholdings may threaten us with ‘imminent and grave damage,’ which term we understand is likely to include adverse tax consequences, a hostile takeover attempt or adverse governmental sanctions, (i) no US Person (as defined in our Articles of Incorporation) shall own, directly or indirectly, more than 9.9% of our outstanding shares, (ii) all shareholders of any single country may not own, directly or indirectly, more than 49.9% of our outstanding shares.

In order to enforce the foregoing restrictions, the Articles of Incorporation empower the Board of Directors to take certain remedial action including causing us: (i) to decline to register any prohibited transfer; (ii) to decline to recognise any vote of a shareholder precluded from holding shares; (iii) to require any shareholder on our register of shareholders or any prospective shareholder to provide information to determine whether such person is precluded from holding shares; and (iv) upon the issuance of a notice, to require the sale of shares to us at the lesser of (a) the amount paid for the shares if acquired within the twelve months immediately preceding the date of the notice, and (b) the last quoted sale price for the shares on the day immediately preceding the day on which the notice is served (provided that the Board of Directors may in its discretion pay the amount calculated under (b) in situations where (a) would otherwise apply and result in a lower purchase price, if the Board of Directors determines it equitable after taking into account specified factors); and to remove the name of any shareholder from the register of shareholders immediately after the close of business on the day the notice is issued and payment is made available. The foregoing defensive measures may have the effect of making more difficult a merger involving us, or a tender offer, open-market purchase programme or other purchase of our shares, in circumstances that could give shareholders the opportunity to realise a premium over the then prevailing market price for their shares.

There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote their shares.

Change in control

Except as described above, there are no provisions in our Articles of Incorporation that would have the effect of delaying, deferring or preventing a change in control of Acergy and that would only operate with respect to a merger, acquisition or corporate restructure involving us or any of our subsidiaries. However, it should be noted that the 2003 Plan and the French Plan provide that all options issued there under will vest upon the occurrence of certain change of control events. See Governance – Incentive plans.

Mandatory bid requirements

The Articles of Incorporation do not contain any provision requiring a shareholder who reaches a certain threshold of shares to make a mandatory bid for our other outstanding shares. However, applicable stock exchange regulations may do so. In addition, Luxembourg and Norwegian laws applicable to us require a mandatory bid by a shareholder, or shareholders acting in concert, if such person or persons aggregate 33 1/3 of the voting power in a company. Should a mandatory bid arise, the Oslo Stock Exchange regulations would also apply.

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

Luxembourg taxation of Acergy

We are a company incorporated under Luxembourg law, and we continue to enjoy until December 31, 2010 the special tax status granted to billionaire holding companies under the Law of July 31, 1929 and the Grand Ducal Decree of December 17, 1938. These companies can carry out a limited number of activities, including the holding of shares and securities and the financing of affiliated companies.

The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-resident Directors during the period. The tax is calculated as follows:

a) Where the total interest paid each year to holders of bonds and other comparable debt securities amounts to or exceeds €2.4 million:

•3% on interests paid to holders of bonds and other comparable debt securities;

•1.8% on dividends and remuneration to non-resident Directors on the first €1.2 million;

•0.1% on any surplus dividends and remuneration to non-resident Directors.

b) Where the total interest paid each year to holders of bonds and other comparable debt securities is less than €2.4 million:

Financial Review and Statements:

Additional Information continued

•	3% on interests paid to holders of bonds and other comparable debt securities;

•

3% on dividends and remuneration to non-resident Directors, but to a maximum amount corresponding to the difference between €2.4 million and the total interest paid to holders of bonds and other comparable debt securities;

•	1.8% on any surplus dividends and remuneration to non-resident Directors up to €1.2 million distributed;

•	0.1% on surplus dividends and remuneration to non-resident Directors.

c)	Billionaire holding companies are subject to a minimum annual charge of € 48,000. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

For the fiscal years ended November 30, 2009 and 2008 this tax amounted to $350,000 and $351,000 respectively.

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

Tax on capital gains

Capital gains realised upon a disposal of common shares by a Luxembourg resident individual shareholder are not subject to taxation in Luxembourg, unless the transfer occurs less than 6 months after the acquisition of common shares or, the transfer occurs more than 6 months after the acquisition of common shares or the shareholder has held more than 10.0% of our share capital at any time during the five preceding years. Capital gains realized upon the sale of common shares by a fully taxable Luxembourg resident company, or a foreign entity which has a Luxembourg permanent establishment, are fully taxable in Luxembourg.

Net wealth tax

Luxembourg net wealth tax will be levied on a holder of the common shares if the common shares are attributable to an enterprise or part thereof which is carried on by a Luxembourg resident company or through a permanent establishment in Luxembourg of a non-resident company.

Residents of Luxembourg who enjoy a special tax regime in Luxembourg

Dividends distributed by us to, or capital gains realised upon the sale of common shares by, the following entities are tax exempt in Luxembourg: holding companies subject to the now abrogated law of July 31, 1929 for a transitory period until December 31, 2010, undertakings for collective

Acergy	Annual Report and Financial Statements 2009

investment subject to the law of December 20, 2002 or to the law of February 13, 2007, investment companies in risk capital subject to the law of June 15, 2004, private portfolio management companies subject to the law of May 11, 2007. The same entities as well as securitisation vehicles subject to the law of March 22, 2004 are not subject to net wealth tax for the holding of common shares.

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

By issuing shares, we do not carry on an activity falling into the scope of application of the Luxembourg VAT Law and do not become a Valued Added Tax (‘VAT’) payer. Luxembourg VAT may however be payable in respect of fees charged for certain services rendered to us if, for Luxembourg VAT purposes, such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg VAT does not apply with respect to such services.

US federal income taxation

The following summary describes the principal US federal income tax consequences relating to the acquisition, holding and disposition of the common shares or ADSs. This summary addresses only the US federal income tax considerations of holders that will hold common shares or ADSs as capital assets. This summary does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•certain financial institutions, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, dealers or traders in securities or currencies, tax-exempt entities;

•individual retirement accounts and other tax-deferred accounts;

•taxpayers that have elected to use mark-to-market accounting;

•persons that received common shares or ADSs as compensation for the performance of services;

•persons that will hold common shares or ADSs as part of a ‘hedging’ or ‘conversion’ transaction or as a position in a ‘straddle’ for US federal income tax purposes;

•certain former citizens or long-term residents of the United States;

•persons that have a ‘functional currency’ other than the US dollar; or

•holders that own, or are deemed to own, 10% or more, by voting power or value, of the equity of Acergy for US federal income tax purposes.

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

This summary is based on the Internal Revenue Code of 1986, as amended (the ‘Code’), existing, proposed and temporary US Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. This description is also based in part on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change (possibly with retroactive effect) and differing interpretations which could affect the tax consequences described herein.

For purposes of this summary, a ‘US Holder’ is a beneficial owner of common shares or ADSs that, for US federal income tax purposes is:

•an individual citizen or resident of the United States;

•a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•an estate the income of which is subject to US federal income taxation regardless of its source; or

Financial Review and Statements:

Additional Information continued

•

a trust if such trust validly elects to be treated as a US person for US federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more US persons have the authority to control all of the substantial decisions of such trust.

A ‘Non-US Holder’ is a beneficial owner of common shares or ADSs that is neither a US Holder nor a partnership (or other entity treated as a partnership for US federal income tax purposes).

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

Distributions

Subject to the discussion below under ‘Passive Foreign Investment Company Considerations,’ , if you are a US Holder, for US federal income tax purposes, the gross amount of any distribution made to you with respect to common shares or ADSs, (other than certain distributions, if any, of additional common shares distributed pro rata to all our shareholders, including holders of ADSs, with respect to common shares or ADSs) will be includible in your income on the day on which the distributions are actually or constructively received by you (which in the case of ADSs will be the date such distribution is received by the depositary) as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under US federal income tax principles. If a US Holder receives a dividend in a foreign currency (i.e., a currency other than the US dollar), any such dividend will be included in such holder’s gross income in an amount equal to the US dollar value of such foreign currency on the date of receipt, which, in the case of ADSs, is the date they are received by the depositary. If the dividend is converted into US dollars on the date of receipt, a US Holder generally should not be required to recognise foreign currency gain or loss in respect of the dividend income. A US Holder may have foreign currency gain or loss if the amount of such dividend is not converted into US dollars on the date of receipt. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate US Holders. Non-corporate US Holders generally will be taxed on such distributions at the lower rates applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010. However, a US Holder’s eligibility for such preferential rate would be subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the common shares or ADSs. Additionally, even if we otherwise were to meet the conditions for reduced rates of taxation on dividends, non-corporate US Holders still will not be entitled to such reduced rates of taxation if we are a passive foreign investment company in the taxable year such dividends are paid or in the preceding taxable year (see discussion under ‘Passive Foreign Investment Company Considerations’ below).

Subject to the discussion below under ‘Passive Foreign Investment Company Considerations’ to the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of common shares or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognised by you on a subsequent disposition of common shares or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognised on a sale or exchange (as discussed below under ‘Sale or exchange of common shares or ADSs’). We do not maintain calculations of our earnings and profits under US federal income tax principles, and therefore a US Holder should expect that the entire amount of a distribution will generally be reported as dividend income to such US Holder.

If you are a US Holder, dividend income received by you with respect to common shares or ADSs will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific baskets of income. For this purpose, dividend income should generally constitute ‘passive category income,’ or in the case of certain US Holders, ‘general category income.’ Further, in certain circumstances, if you have held common shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss; or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividend income with respect to common shares and ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Subject to the discussion below under ‘Backup Withholding Tax and Information Reporting Requirements,’ if you are a Non-US Holder of common shares or ADSs, you generally will not be subject to US federal income or withholding tax on dividends received on common shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.

Acergy	Annual Report and Financial Statements 2009

Sale or exchange of common shares or ADSs

Deposits and withdrawals of common shares by holders in exchange for ADSs will not result in the realisation of gain or loss for US federal income tax purposes.

Subject to the discussion below under ‘Passive Foreign Investment Company Considerations’, if you are a US Holder, you generally will recognise gain or loss on the sale or exchange of common shares or ADSs equal to the difference between the amount realised on such sale or exchange and your adjusted tax basis in the common shares or ADSs. Subject to the discussion below under ‘Passive Foreign Investment Company Considerations,’ such gain or loss will be capital gain or loss. If you are a non-corporate US Holder, the maximum marginal US federal income tax rate applicable to such gain will be lower than the maximum marginal US federal income tax rate applicable to ordinary income (other than certain dividends) if your holding period for such common shares or ADSs exceeds one year (i.e., it is a long-term capital gain). If you are a US Holder, gain or loss, if any, recognised by you generally will be treated as US source gain or loss, as the case may be, for US foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

If you are a US Holder, the initial tax basis of your common shares will be the US dollar value of the Norwegian krone denominated purchase price determined on the date of purchase. If the common shares are treated as traded on an ‘established securities market,’ and you are a cash basis US Holder (or, if you elect, an accrual basis US Holder), you will determine the US dollar value of the cost of such common shares by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of US dollars to Norwegian krone and the immediate use of that currency to purchase common shares generally will not result in taxable gain or loss for a US Holder. If you are a US Holder, the initial tax basis of your ADSs will be the US dollar denominated purchase price determined on the date of purchase.

With respect to the sale or exchange of common shares or ADSs, the amount realised generally will be the US dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis US Holder and (2) the date of disposition in the case of an accrual basis US Holder. If the common shares or ADSs are treated as traded on an ‘established securities market,’ a cash basis taxpayer, (or, if it elects, an accrual basis taxpayer) will determine the US dollar value of the amount realised by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under ‘Backup Withholding Tax and Information Reporting Requirements,’ if you are a Non-US Holder, you generally will not be subject to US federal income or withholding tax on any gain realised on the sale or exchange of such common shares or ADSs unless (1) such gain is effectively connected with your conduct of a trade or business in the United States or (2) if you are an individual Non-US Holder, you are present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met.

Passive Foreign Investment Company considerations

A non-US corporation will be classified as a ‘passive foreign investment company’, or a PFIC, for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•at least 75 percent of its gross income is ‘passive income’; or

•at least 50 percent of the average value of its gross assets is attributable to assets that produce ‘passive income’ or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether we are a PFIC, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based in part on estimates of our gross income and the value of our gross assets and the nature of our business, we believe that we will not be classified as a PFIC for our current taxable year. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. If we are or become a PFIC, and you are a US Holder, you generally would be subject to imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under ‘Distributions’) with respect to any gain from the sale or exchange of, and certain distributions with respect to, your common shares or ADSs.

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

Financial Review and Statements:

Additional Information continued

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

Trading markets

Our common shares trade in the form of an American Depository Shares (‘ADS’) in the United States on NASDAQ Global Select Market under the symbol ‘ACGY’ and are listed in Norway on Oslo Børs under the symbol ‘ACY.’

The following table sets forth the high and low last reported prices on NASDAQ Global Select Market and the prices for our common shares reported on Oslo Børs during the indicated periods.

	ADSs NASDAQ Global Select Market		Common shares Oslo Børs
	High	Low	High	Low
	($)		(NOK)
Annual highs and lows (fiscal years)
2005	13.20	5.30	82.25	33.10
2006	20.50	10.76	131.00	70.25
2007	30.66	17.01	170.25	110.50
2008	28.07	3.78	140.00	25.60
2009	15.18	4.33	85.45	31.75

Quarterly highs and lows
Fiscal year 2008
First quarter	23.61	17.40	125.25	94.00
Second quarter	28.07	19.37	140.00	104.00
Third quarter	26.02	15.73	133.00	81.90
Fourth quarter	15.47	3.78	88.70	25.60
Fiscal year 2009
First quarter	6.77	4.72	46.90	33.45
Second quarter	10.34	4.33	63.50	31.75
Third quarter	11.39	8.64	71.70	57.00
Fourth quarter	15.18	9.61	85.45	59.00

Monthly highs and lows fiscal year 2009
August 2009	11.18	9.86	67.00	60.50
September 2009	12.63	9.61	72.75	59.00
October 2009	14.22	11.83	79.55	68.55
November 2009	15.18	12.55	85.45	72.00
Monthly highs and lows fiscal year 2010
December 2009	15.69	14.88	91.65	85.60
January 2010	16.95	14.99	95.40	88.25

The bid prices reported for these periods reflect inter-dealer prices, rounded to the nearest cent, and do not include retail mark-ups, markdowns or commissions, and may not represent actual transactions.

Acergy	Annual Report and Financial Statements 2009

On January 29, 2010 the last reported sale price of our ADSs on NASDAQ Global Select Market was $15.16 per ADS and the closing price of our common shares on Oslo Børs was NOK91.40 per share.

Major shareholders

Except as set forth below, we are not, directly or indirectly, owned or controlled by another corporation or by any government. There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of Acergy.

The information on major shareholdings is compiled from publicly available information and data provided by third parties and accordingly we are not able to confirm the accuracy of this information (other than with respect to Acergy’s ownership). We are not able to determine the number of record holders in Luxembourg or the number of common shares held in Luxembourg. The numbers provided were compiled from publicly available information filed with the SEC and returns filed with Verdipapirsentralen (‘VPS’), the Norwegian Central Securities Depository, as of January 29, 2010.

Set forth below is information concerning the share ownership of all persons who beneficially owned 5.0% or more of the common share equivalents, as of January 29, 2010. The shareholders listed below do not possess voting rights that differ from any other shareholder.

Name of beneficial owner	Number of common shares owned	Percentage of common shares owned
Holdings as of January 29, 2010
State Street Bank(a)	20,513,276	10.52%
Folketrygdfondet	19,570,200	10.04%
JP Morgan Chase Bank	17,360,683	8.91%
Acergy S.A and Subsidiaries	10,817,381	5.55%
Holdings as of February 28, 2009(b)
State Street Bank(a)	31,695,873	16.26%
Folketrygdfondet	12,338,200	6.33%
Acergy S.A and Subsidiaries.	12,103,629	6.21%
Holdings as of February 29, 2008
State Street Bank(a)	15,118,768	7.76%
FMR Corporation(c)	11,319,355	6.02%
Folketrygdfondet	10,339,000	5.30%

(a)  State Street Bank acts as custodian to multiple beneficial owners. In accordance with Article 33(a) of our Articles of Incorporation, it is our understanding that no single US owner represents more than 9.9% of outstanding shares.

(b)  As of February 28, 2009 Acergy S.A. has been notified that the following shareholders own 5.0% or more: Wellington Management Co. LLP (9.83%) and Capital World Investors (8.22%). Wellington Management has indicated to Acergy that it is authorised to vote for 9,928,550 shares (the aggregate number held by Wellington’s clients), but that no single client of Wellington owns more than 5%. Both these holdings are not directly observable on Verdipapirsentralen (‘VPS’), the Norwegian Central Securities Depository, and have thus not been included in the table above.

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

As of January 29, 2010, all of our 194,953,972 common shares were registered in the VPS, in the names of 3,931 shareholders. Excluding outstanding common shares registered in the name of Deutsche Bank Trust Company Americas as depositary for the ADS, it is estimated that the free float of common shares on Oslo Børs was 164,617,411 as of January 29, 2010.

At the close of business on January 29, 2010, 183,291,776 common shares, including those held through ADS, were held by approximately 65 holders (including American Depositary Receipt (‘ADR’) holders) with registered addresses in the United States, representing approximately 32% of the outstanding common shares or common share equivalents (excluding treasury shares). At such date, 30,336,561 ADS were held by 40 registered ADR holders. Since certain of such common shares and ADS are held by nominees, the number of holders may not be representative of the number of beneficial owners in the United States or the common shares held by them.

Financial Review and Statements:

Additional Information continued

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

You may read and copy any documents that we file with the SEC, including this Report and the related exhibits, without charge at the U.S. Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549-2736. You may also obtain copies of the documents at prescribed rates by writing to the public reference room of the Commission at 100 F Street, N.E., Washington, D.C. 20549-2736. Please call the Commission at (202) 551-8090 for further information on the public reference room. In addition, the documents incorporated by reference into this Report are publicly available through the web site maintained by the Securities and Exchange Commission at www.sec.gov.

Documents concerning Acergy that are referred to in this Report may be inspected at our principal executive offices, c/o Acergy M.S. Limited, 200 Hammersmith Road, Hammersmith, London, W6 7DL England, UK.

Key Investor Information and Contacts

Investor relations

This section provides an outline of the Group’s communication strategy towards shareholders, contact details for the Investor Relations team, Transfer Agents, Registrars and Depositary Bank.

Acergy S.A. is a Company registered in Luxembourg whose stock trades on the NASDAQ and Oslo Stock Exchanges, with its Principal Executive Office c/o Acergy M.S. Limited, based in London. The Group reports quarterly in accordance with International Financial Reporting Standards.

Acergys’ Senior Management devotes a considerable amount of their time to communication with shareholders and analysts by means of quarterly earnings reports and associated presentations and conference calls. A playback facility for conference calls is available for seven days after each call and a conference call transcript is published on the Group’s website.

Roadshows, by the Chief Executive Officer and Chief Financial Officer in Europe and the United States, take place twice a year, immediately after the full year results are published in February and again in September or October. The Investor Relations team is available to meet investors and those who may become investors at any time either in London or elsewhere as necessary.

The Group has four nominated people who manage the dissemination of price sensitive information. These are Jean Cahuzac (Chief Executive Officer), Simon Crowe (Chief Financial Officer), Bruno Chabas (Chief Operating Officer), Karen Menzel (Group Manager, Investor Relations). Requests for meetings with Senior Management, questions concerning Group performance or other issues should be made directly through Investor Relations.

The Group’s website can be accessed at www.acergy-group.com. The Investor Centre provides comprehensive information for investors including financial reports, news and disclosures, analyst coverage and stock price information. An e-mail alert service is provided which notifies those who elect to use this service to new information posted on this site.

Visit our online Annual Report at:

www.acergy-group.com/public/financialreports

Geographical distribution of shareholders as at December 31, 2009

Norway	36%
United States	26%
United Kingdom	10%
Sweden	7%
Germany	3%
Rest of the World	18%

Source: Capital Precision

Acergy	Annual Report and Financial Statements 2009

Investor Relations and press enquiries

Shareholders, securities analysts, portfolio managers, representatives of financial institutions and the press may contact:

Karen Menzel

Group Manager, Investor Relations

e-mail: karen.menzel@acergy-group.com

Acergy S.A.

c/o Acergy M.S. Limited

200 Hammersmith Road

London W6 7DL, United Kingdom

T: +44 (0) 20 8210 5568

Financial information

Copies of press releases, quarterly earnings releases, Annual Reports and SEC Form 20-F are available on the Group’s internet site or by contacting:

Karen Menzel

Group Manager, Investor Relations

e-mail: karen.menzel@acergy-group.com

Acergy S.A.

c/o Acergy M.S. Limited

200 Hammersmith Road

London W6 7DL, United Kingdom

T: +44 (0) 20 8210 5500

Stock listings

Common shares – Traded on Oslo Stock Exchange under symbol ACY and on NASDAQ Stock Exchange as an American Depositary Receipt (‘ADR’) under symbol ACGY.

DnB NOR Bank ASA

Standen 21

NO-0021 Oslo

Norway

T: +47 22 48 12 17

F: +47 22 94 90 20

Acergy has a sponsored Level II ADR facility for which Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents one (1) ordinary share of the Company. The ADRs are quoted and traded on NASDAQ under the ticker symbol ACGY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service

Registered ADR holders may contact the shareholder services:

Deutsche Bank Trust Company Americas

27th Floor

60 Wall Street

New York, NY 10005

Shareholder Service: + 1 866 249 2593 (toll free for U.S. residents only)

Broker Service Desk: +44 207 547 6500 or +1 212 250 9100

Further information is also available at http://www.adr.db.com

Country of incorporation Luxembourg Financial Calendar Acergy S.A. intentions to publish its quarterly financial results for 2010 on the following dates:
Q1 2010 Results Q2 2010 Results Q3 2010 Results Q4 & FY 2010 Results	April 14, 2010 July 14, 2010 October 13, 2010 February 2011

Annual General Meeting May 28, 2010 SGG S.A. 412F, route d’Esch, L-2086 Luxembourg Internet address www.acergy-group.com

Additional Information:

Cross-reference to Form 20-F

This Annual Report contains information for the Company’s Annual Report on Form 20-F for 2009 filed with the SEC. The cross-reference table below indicates where each item of Form 20-F is included in this Annual Report. No other information in this document is to be included in the 2009 Form 20-F or incorporated by reference into any filing by the Company under the Securities Act.

Item	Description	Location	Page
1	Identity Of Directors, Senior Management and Advisers	Not Applicable	N/A
2	Offer Statistics and Expected Timetable	Not Applicable	N/A
3	Key Information
	3A Selected Financial Data	Selected Financial Data	155-157
	3B Capitalisation and indebtedness	Not Applicable	N/A
	3C Reasons for the offer and use of proceeds	Not Applicable	N/A
	3D Risk Factors	Risk Factors	43-45
4	Information on the Company
	4A History and development of the Company	Organisation and register/ History and development of Acergy/	164, 165
		Investment and capital expenditure/ Divestitures	77-78
	4B Business Overview	Risk and insurance/ Government regulations/ Supplies and raw materials/ Marketing/ Clients/ Competition/ Health, safety, environmental and security management/ Intellectual property	158-163
		Overview/ Service Capabilities	164
		Seasonality/ Business segments’ results	71, 78-86
	4C Organisational Structure	Significant subsidiaries	158
	4D Property, plants and equipment	Description of property	161-163
4A	Unresolved Staff Comments	Not Applicable	N/A
5	Operating and Financial Review and Prospects
	5A Operating Results	Financial Review	68-91
	5B Liquidity and capital resources	Liquidity and capital resources	86-89
	5C Research and development, patents and licenses etc	Intellectual property	161
	5D Trend information	Outlook	70
		Factors Affecting the Business Results	71-73
	5E Off-balance sheet arrangements	Off balance sheet arrangements	88-90
	5F Tabular disclosure of contractual obligations	Contractual obligations	90
	5G Safe harbour	Special Note Regarding Forward Looking Statements	154-155
6	Directors, Senior Management and Employees
	6A Directors and senior management	Board of Directors/ Corporate Management Team	48-51
	6B Compensation	Remuneration Report	61-65
	6C Board practice	The Board/ Audit Committee Report/	53-57
		Governance and Nomination Committee Report/	58
		Compensation Committee Report	59
		Board of Directors/ Corporate Management Team	48-51
	6D Employees	Employees	159
	6E Share Ownership	Directors’ Interests	54
		Share ownership of Corporate Management Team	64
7	Major Shareholders and Related Party Transactions
	7A Major Shareholders	Major shareholders	175
	7B Related Party transactions	Note 17 – Interest in associates and joint ventures/	122-124
		Note 38 – Related party transactions	145
	7C Interests of experts and counsel	Not Applicable	N/A

Acergy	Annual Report and Financial Statements 2009

Item	Description	Location	Page
8	Financial Information
	8A Consolidated Statements and other Financial Information	See Item 18 – Financial Statements/
		Legal matters/	91
		Note 12 – Taxation/	114-117
		Dividend policy	55-56
	8B Significant changes	Note 43 – Post balance sheet events	152
9	The Offer and listing
	9A Offer and listing details	Trading markets	174-175
	9B Plan of distribution	Not Applicable	N/A
	9C Markets	Trading markets	174-175
	9D Selling shareholders	Not Applicable	N/A
	9E Dilution	Not Applicable	N/A
	9F Expenses of the issue	Not Applicable	N/A
10	Additional Information
	10A Share capital	Not Applicable	N/A
	10B Memorandum and articles of association	Organisation and register/ Articles of Incorporation	164, 166-169
	10C Material Contracts	Risk Factors/	44-45
		Description of Indebtedness	88
	10D Exchange Controls	Articles of Incorporation	166-169
	10E Taxation	Taxation	169-174
	10F Dividends and paying agents	Not Applicable	N/A
	10G Statement by experts	Not Applicable	N/A
	10H Documents on display	Documents on display	176
	10I Subsidiary Information	Not Applicable	N/A
11	Quantitative and qualitative disclosure about market risk	Note 37 – Financial instruments	137-144
12	Description of securities other than equity securities	Not Applicable	N/A
13	Defaults, dividend arrearages and delinquencies	None	–
14	Material modifications to the rights of security holders and use of proceeds	None	–
15	Controls and Procedures	Internal Controls/	43
		Management Report on Internal Controls/	181
		Attestation Report of the Registered Public Accounting Firm	93
16	Reserved
	16A Audit committee financial experts	Audit Committee Report	57
	16B Code of ethics	Ethics and Integrity	56
	16C Principal Accountant Fees and Services	Note 8 – Auditors’ remuneration	113
	16D Exemptions from listing standards for audit Committees	Not Applicable	N/A
	16E Purchases of equity securities by the issuer and	Note 27 – Own shares	129
affiliated purchasers
	16F Change in registrant’s certifying accountant	Not Applicable	N/A
	16G Corporate governance	Not Applicable	N/A
17	Financial Statements	See Item 18	N/A
18	Financial Statements	Consolidated Financial Statements/	94-152
		Report of Independent Registered Accounting Firm	92-93
19	Exhibits		181

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ACERGY S.A.

By:	/s/ Sir Peter Mason
Name: Sir Peter Mason Title: Chairman of the Board

By:	/s/ Simon Crowe
Name: Simon Crowe Title: Chief Financial Officer

Date: February 24, 2010

Exhibits

1.1	Amended Articles of Incorporation of Acergy S.A., dated as of February 16, 2010. Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed with the Securities and Exchange Commission on February 17, 2010.

2.2	Form of Supplemental Agreement to Deposit Agreement by and among the Registrant, Deutsche Bank Trust Company Americas, as successor depositary, and all holders and beneficial owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. Incorporated by reference to Exhibit 99.A2 to the Registrant’s Registration Statement on Form F-6 (File No. 333-123139) filed with the Securities and Exchange Commission on March 4, 2005.

2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

2.4	Form of Indenture for the issuance of senior debt securities (including the form of senior debt securities). Incorporated by reference to Exhibit 4.2 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on July 31, 2002.

2.5	Form of Indenture for the issuance of subordinated debt securities (including the form of subordinated debt securities). Incorporated by reference to Exhibit 4.3 of the Registrant’s registration statement on Form F-3/A (Registration No. 333-86288), filed with the Securities and Exchange Commission on August 29, 2002.

2.6	Trust Deed, dated as at October 11, 2006, by and among the Registrant and The Bank of New York. Incorporated by reference to Exhibit 2.6 to the Registrant’s Annual Report on Form 20-F (File No. 000-21742) filed with the Securities Exchange Commission on April 18, 2007.

4.1	Amendment and Restatement Deed dated August 10, 2006. Incorporated by reference to Exhibit 99.1 of the Registrant’s Form 6-K, filed with the Securities and Exchange Commission on August 22, 2006.

4.2	US$200,000,000 Multicurrency Guarantee Facility Agreement among Acergy Treasury Limited (Borrower), Acergy S.A. (Guarantor), ING Bank N.V. (Agent) and DNB NOR BANK ASA (Issuing Bank), dated February 26, 2008. Incorporated by reference to Exhibit 4.2 to the Registrant’s Annual Report on Form 20-F (File No. 000-21742) filed with the Securities Exchange Commission on May 30, 2008.

8.1	Significant subsidiaries as at the end of the year covered by this Report: see page 158 “Significant Subsidiaries.”

9.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.

12.1	Certification of the principal executive officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

14.1	Consent of Elvinger, Hoss & Prussen.

15.1	Management’s Report on Internal Control over Financial Reporting.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SGS-COC-1732
www.fsc.org
© 1996 Forest Stewardship Council

The cover and text pages 1-92 of this report has been printed on Revive 50:50 Silk which is made from 25% pre consumer waste, 25% post consumer waste and 50% virgin wood fibre. Text pages 93-180 have been printed on Revive 100 Uncoated which is made from 100% de-inked post consumer waste.

These papers have been independently certified according to the rules of Forest Stewardship Council (FSC). All pulps used are Elemental Chlorine Free (ECF) and the manufacturing mill is accredited with the ISO14001 standard for environmental management.

Designed and produced by Black Sun Plc. Printed at St Ives Westerham Press Ltd, ISO14001, FSC certified and CarbonNeutral®